Form 20-F
period 2017-03-31
Azure Power Global Ltd
filed 2017-06-19
CIK 1633438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2017

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-37909

Azure Power Global Limited

(Exact name of Registrant as specified in its charter)

Mauritius

(Jurisdiction of Incorporation or Organization)

8 Local Shopping Complex

Pushp Vihar, Madangir, New Delhi 110062, India

Telephone: (91-11) 49409800

(Address and Telephone Number of Principal Executive Offices)

Inderpreet Singh Wadhwa

Chief Executive Officer

8 Local Shopping Complex

Pushp Vihar, Madangir, New Delhi 110062, India

Telephone: (91-11) 49409800

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Equity Shares, par value US$0.000625 per share	New York Stock Exchange
(Title of Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2017, 25,915,956 equity shares, par value US$0.000625 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐            No  ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes  ☐            No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:    Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

Except where the context requires otherwise and for purposes of this annual report only:

•	“We,” “us,” the “Company,” the “group,” “Azure” or “our” refers to Azure Power Global Limited, together with its subsidiaries (including Azure Power India Private Limited, or AZI, its predecessor and current subsidiary).

•	“Our holding company” refers to Azure Power Global Limited on a standalone basis.

•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

•	“INR,” “rupees,” or “Indian rupees” refers to the legal currency of India.

In this annual report, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “Mauritius” are to the Republic of Mauritius.

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in Indian rupees and prepared in accordance with U.S. GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year, which is typical in our industry and in the jurisdictions in which we operate.

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 64.85 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017, which is the date of our last reported financial statements. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

As used in this annual report, all references to watts (e.g., megawatts, gigawatts, kilowatt hour, terawatt hour, MW, GW, kWh, etc.) refer to measurements of power generated.

The information in this annual report gives effect to a 16-for-1 stock split of our equity shares that was effective on October 6, 2016.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward looking statements about our current expectations and views of future events. All statements, other than statements of historical facts, contained in this annual report, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and future megawatt goals of management, are forward looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. In some cases, these forward looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors” and the following:

•	the pace of government sponsored auctions;

•	changes in auction rules;

•	the government’s willingness to enforce Renewable Purchase Obligations, or RPOs;

•	permitting, development and construction of our project pipeline according to schedule;

•	solar radiation in the regions in which we operate;

•	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

•	adverse changes or developments in the industry in which we operate;

•	our ability to maintain and enhance our market position;

•	our ability to successfully implement any of our business strategies, including acquiring other companies;

•	our ability to enter into power purchasing agreements, or PPAs, on acceptable terms, the occurrence of any event that may expose us to certain risks under our PPAs and the willingness and ability of counterparties to our PPAs to fulfill their obligations;

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our ability to establish and operate new solar projects;

•	our ability to compete against traditional and renewable energy companies;

•	the loss of one or more members of our senior management or key employees;

•	political and economic conditions in India;

•	material changes in the costs of solar panels and other equipment required for our operations;

•	fluctuations in inflation, interest rates and exchange rates;

•	other risks and uncertainties, including those listed under the caption “Item 3. Key Information — D. Risk Factors.”

The forward looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits with the SEC, of which this annual report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This annual report also contains statistical data and estimates, including those relating to the solar industry and our competition from market research, analyst reports and other publicly available sources. These publications include forward looking statements being made by the authors of such reports. These forward looking statements are subject to a number of risks, uncertainties and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended March 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of March 31, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Selected consolidated balance sheet data as of March 31, 2015 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2015(1)	2016(1)	2017	2017(2)
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$)
	(In thousands)
Operating revenues:
Sale of power	1,124,138	2,626,148	4,182,985	64,502

Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	79,816	190,648	375,787	5,795
General and administrative	425,952	672,841	797,161	12,292
Depreciation and amortization	322,430	687,781	1,046,565	16,138

Total operating costs and expenses:	828,198	1,551,270	2,219,513	34,225

Operating income	295,940	1,074,878	1,963,472	30,277

Other expense:
Interest expense, net	831,790	2,058,836	2,371,836	36,574
Loss (gain) on foreign currency exchange, net	299,628	343,137	(109,128)	(1,683)

Total other expenses	1,131,418	2,401,973	2,262,708	34,891

Loss before income tax	(835,478)	(1,327,095)	(299,236)	(4,614)
Income tax expense	(253,112)	(327,745)	(892,333)	(13,760)

Net loss	(1,088,590)	(1,654,840)	(1,191,569)	(18,374)

Less: Net loss attributable to non-controlling interest	(5,595)	(4,651)	(18,924)	(292)
Net loss attributable to APGL	(1,082,995)	(1,650,189)	(1,172,645)	(18,082)
Accretion to Mezzanine CCPS	(755,207)	(1,347,923)	(235,853)	(3,637)
Accretion to redeemable non-controlling interest	—	(29,825)	(44,073)	(680)

Net loss attributable to APGL equity shareholders	(1,838,202)	(3,027,937)	(1,452,571)	(22,399)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,046)	(1,722)	(111)	(1.72)
Shares used in computing basic and diluted per share amounts:
Weighted average shares	1,758,080	1,758,080	13,040,618	—

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2015, 2016, and 2017:

	As of March 31,
Balance Sheet data:	2015(1)	2016(1)	2017	2017(2)
	(INR)	(INR)	(INR)	(US$)
	(in thousands)
Cash, cash equivalents, and current investments available for sale	2,044,290	3,090,386	8,757,467	135,042
Property, plant and equipment, net	15,145,674	24,381,429	40,942,608	631,343
Total assets	19,923,708	30,890,840	57,493,965	886,568
Compulsorily convertible debentures and Series E & Series G compulsorily convertible preferred shares (3)	2,461,200	3,600,700	—	—
Project level and other debt (4)	15,271,653	20,487,951	35,157,808	542,140
Mezzanine CCPS shares (5)	4,689,942	9,733,272	—	—
Total APGL shareholders’ (deficit)/equity	(4,447,154)	(7,437,447)	13,222,130	203,889
Total shareholders’ (deficit)/equity and liabilities	19,923,708	30,890,840	57,493,965	886,568

Notes:

(1)	Includes consolidated financial data of AZI prior to July 2015, since, the Company was incorporated in 2015, and AZI is considered as the predecessor of the Company.
(2)	Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ (deficit)/equity and cash flows from INR into US$, as of and for the fiscal year ended March 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 64.85, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate.
(3)	The Series E and Series G compulsorily convertible preferred shares were classified as a current liability in the consolidated balance sheet because the preference shareholders had a right to convert their shares into variable number of equity shares to give them their required returns.
(4)	This balance represents the short term and long-term portion of project level secured term loans and other secured bank loans. It is net of ancillary cost of borrowing of INR 909,131 (US$ 14,019) as on March 31, 2017 and INR 438,172 million as on March 31, 2016.
(5)	Compulsorily convertible preferred shares include the Mezzanine CCPS and are classified as temporary equity in the consolidated balance sheet.

Note: There may be differences due to rounding

EXCHANGE RATE INFORMATION

The consolidated financial statements and other financial data included in this annual report are presented in Indian rupees. Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional currency is Indian rupees. The functional currencies of AZI’s subsidiaries are their respective local country currencies. The translation from the applicable foreign currencies of AZI’s subsidiaries into Indian rupees is performed for balance sheet accounts using the exchange rate in effect as of the balance sheet date except for shareholders’ equity, preferred shares and certain debt, which are translated at the historical rates in effect at the dates of the underlying transactions. Revenue, expense and cash flow items are translated using average exchange rates for the respective period.

U.S. dollar balances have been translated from Indian rupee amounts solely for the convenience of the readers. The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian rupees per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements or elsewhere in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Indian rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between INR and the US$ for the periods indicated:

	INR per US$ Noon Buying Rate
Period	Period End	Average(1)	Low	High
2011	53.01	46.86	44.00	53.71
2012	54.86	53.41	48.65	57.13
2013	61.92	58.91	52.99	68.80
2014	63.04	61.21	58.30	63.67
2015	66.15	64.15	61.41	67.10
2016	67.92	67.16	66.05	68.86
December	67.92	67.81	67.38	68.29
2017:
January	67.48	68.05	67.48	68.39
February	66.67	66.97	66.67	67.40
March	64.85	65.80	64.85	66.83
April	64.27	64.54	64.08	65.10
May	64.50	64.42	64.03	64.87
June (through June 9)	64.24	64.35	64.24	64.42

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source: Federal Reserve Statistical Release

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the trading price of our equity shares could decline, and you may lose part or all of your investment. This annual report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this annual report.

Risks Related to Us and Our Industry

We have never been profitable, and believe we may continue to incur net losses for the foreseeable future.

We have incurred losses since our inception, including a net loss of US$18.4 million for fiscal year 2017. We believe that we may continue to incur net losses as we expect to make continued significant investment in our solar projects. As of March 31, 2017, we operated 32 utility scale projects and several commercial rooftop projects with a combined rated capacity of 651 MW. As of March 31, 2017, we were also constructing eight projects with a combined rated capacity of 354 MW and had an additional 64 MW of projects committed, bringing our total portfolio capacity to 1,069 MW. A significant number of power projects are presently committed and under construction, and we can only monetize them, if at all, after each project is completed, which is subject to several factors, including receiving regulatory approvals, obtaining project funding, entering into transmission arrangements with the central or state transmission utilities, and acquiring land for projects. In addition, even after a project is operational, the monetization process may be quite long term with contracts running up to 25 years. Moreover, we may not succeed in addressing certain risks, including our ability to successfully develop or supervise the commissioning, operations and maintenance of our projects or maintain adequate control of our costs and expenses. Also, we may find that our growth plans are costlier than we anticipate and that they do not ultimately result in commensurate increases in revenue, which would further increase our losses. Additionally, we have not, and likely will not in the foreseeable future, generate sufficient cash flow required for our growth plans. We expect we may continue to experience losses, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including the availability of preferential feed-in tariffs for solar power and other subsidies, global liquidity and competition.

The reduction, modification or elimination of central and state government subsidies and economic incentives in India may reduce the economic benefits of our existing solar projects and our opportunities to develop or acquire suitable new solar projects.

The development and profitability of renewable energy projects in the locations in which we operate are dependent on policy and regulatory frameworks that support such developments. The cost of generating electricity from solar energy in India currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional energy sources such as domestic coal. These subsidies and incentives have been primarily in the form of preferential tariffs, project cost subsidies, tax incentives, tax holidays, and other incentives to end users, distributors, system integrators and manufacturers of solar energy products. For instance, the National Tariff Policy 2006 requires State Electricity Regulatory Commissions, or SERCs, to set Renewable Purchase Obligations, or RPOs, on their distribution companies of solar energy, and provides that procurement of electricity by such distribution companies must be done at preferential tariffs, which is determined by the relevant SERC from time to time. Further, the Indian Ministry of New and Renewable Energy, or the MNRE, has introduced the generation based incentive scheme to support small grid solar projects, pursuant to which the MNRE will pay incentives to the state utilities when they directly purchase solar power from project developers. Also, MNRE has introduced providing customs and excise duty exemptions to all rooftops Solar PV Power Projects for a minimum capacity of 100 kw. Further, India’s Income Tax Act, 1961 as amended, provides for certain tax benefits, including 100% tax deductions of the profits derived from generation of power for any 10 consecutive years, out of the first 15 years, beginning from the year in which project is completed. However, the exemption was only available to the projects completed on or before March 31, 2017. In addition, certain state policies also provide subsidies and economic incentives. For instance, the state policy in Punjab provides certain tax exemptions, including in relation to supply of capital goods used for setting up projects.

The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in India and are typically available only for a specified time. Generally, the amount of government subsidy for solar projects has been decreasing as the cost of producing energy has approached grid parity. Changes in central and state policies could lead to a significant reduction in or a discontinuation of the support for renewable energies. Reductions in government subsidies and economic incentives that apply to future solar projects could diminish the availability of our opportunities to continue to develop or acquire suitable newly developed solar projects. Such reductions may also apply retroactively to existing solar projects, which could significantly reduce the economic benefits we receive from our existing solar projects. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. In addition, although various SERCs have specified RPOs for their distribution companies, the implementation of RPO schemes has not been uniform across Indian states. Although states are beginning to enforce RPOs under the guidance from the central government, RPOs have historically been breached without consequences.

Additionally, we may not continue to qualify for such subsidies and incentives. We may choose to implement other solar power projects, such as rooftop projects, that are outside the scope of such subsidies and incentives.

Further, increased emphasis on reducing greenhouse gas emissions and the possibility of trading carbon dioxide emission quotas has led to extra duties being levied on sources of energy, primarily fossil fuels, which cause carbon dioxide pollution. The imposition of these duties has indirectly supported the expansion of power generated from renewable energy and, in turn, solar projects in general. If such direct and indirect government support for renewable energy were terminated or reduced, it would make producing electricity from solar projects less competitive and reduce demand for new solar projects.

A significant reduction in the scope or discontinuation of government incentive programs in our markets could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our long term growth depends in part on the Indian government’s ability to meet its announced targeted capacity.

The Indian government increased its 2022 target for solar capacity from 20 GW to 100 GW. However, new capacity additions have historically been lower than the government’s announced targeted capacity. For example, actual capacity additions represented only 70% of the targeted capacity of 78.7GW in the Eleventh Five-Year Plan. This shortfall in capacity additions was due to issues in timely commissioning of conventional power plants, which included delays in land acquisition, obtaining regulatory permits and difficulties in securing reliable and cost efficient fuel supplies. Under the prior Five Year Plans before the Eleventh Five-Year Plan, solar capacity targets were not included. As such, there is a short track record of meeting solar capacity targets. As for reaching target capacity for other renewable energy sources, in certain Five Year Plans those targets were met while others have fallen short. Any failure to meet the government’s targeted solar capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long term business objectives, targets and goals.

Our operations are subject to extensive governmental, health, safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner or at all may have a material adverse effect on our results of operations, cash flows and financial condition.

The power generation business in India is subject to a broad range of environmental, health, safety and other laws and regulations. These laws and regulations require us to obtain and maintain a number of approvals, licenses, registrations and permits for developing and operating power projects. Additionally, we may need to apply for more approvals in the future, including renewal of approvals that may expire from time to time. For example, we require various approvals during construction of our solar projects and prior to the commissioning certificate is issued, including capacity allocation and capacity transfer approvals, approvals from the local pollution control boards, evacuation and grid connectivity approvals and approval from the chief electrical inspector for installation and energization of electrical installations at the solar project sites. In addition, we are required to comply with state-specific requirements. Certain approvals may not be obtained in a timely manner. Certain approvals may also be granted on a provisional basis or for a limited duration and require renewal. If the conditions specified therein are not satisfied at a later date, we may not be able to evacuate power from these projects.

In addition, we could be affected by the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other similar developments in the future. For instance, we currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. While we are required to obtain consents to establish and operate in certain Indian states under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981, and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008, certain state policies in relation to solar projects exempt us from obtaining such consents or have reduced or simplified procedural requirements for obtaining such consents. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur substantial costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have an adverse effect on our business and financial condition.

We cannot assure you that we will be able to apply for or renew any approvals, licenses, registrations or permits in a timely manner, or at all, and that the relevant authorities will issue any of such approvals, licenses, registrations or permits in the time frames anticipated by us. Further, we cannot assure you that the approvals, licenses, registrations and permits issued to us would not be subject to suspension or revocation for non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Any failure to apply for, renew and obtain the required approvals, licenses, registrations or permits, or any suspension or revocation of any of the approvals, licenses, registrations and permits that have been or may be issued to us, or any onerous conditions made applicable to us in terms of such approvals, licenses, registrations or permits may impede the successful commissioning and operations of our power projects, which may adversely affect our business, results of operations and cash flows.

Our limited operating history, especially with large-scale solar projects, may not serve as an adequate basis to judge our future prospects, results of operations and cash flows.

We began our business in 2008 and have a limited operating history. We established our first utility scale solar plant in India in 2009. As of March 31, 2017, we operated 32 utility scale projects and several commercial rooftop projects with a combined rated capacity of 651 MW. As of March 31, 2017, we were also constructing eight projects with a combined rated capacity of 354 MW and had an additional 64 MW of projects committed, bringing our total portfolio capacity to 1,069 MW. Accordingly, our relatively limited operating history may not be an adequate basis for evaluating our business prospects and financial performance, and makes it difficult to predict the future results of our operations. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, cash flows and future success depend, to a significant extent, on our ability to continue to identify suitable sites, acquire land for solar projects, obtain required regulatory approvals, arrange financing from various sources, construct solar projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our equity shares.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past, especially in the winter months. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any central or state subsidies or incentives;

•	our ability to complete installations in a timely manner due to market conditions or due to unavailable financing;

•	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in auction rules;

•	changes in feed-in tariff rates for solar power, viability gap funding, or VGF, our pricing policies or terms or those of our competitors;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape;

•	an occurrence of low global horizontal irradiation that affects our generation of solar power.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, our actual revenue, key operating and financial metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our equity shares.

Our substantial indebtedness could adversely affect our business, financial condition, results of operations and cash flows.

As of March 31, 2017, we had US$71.0 million in current liabilities, excluding the current portion of long-term debt and short-term debt, and US$542.1 million in outstanding long-term borrowings, including the current portion of long-term debt and short-term debt. Generally, these borrowings relate to the financing for our projects and are secured by project assets.

Our debt could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;

•	potentially increasing the cost of any additional financing; and

•	limiting the ability of our project operating subsidiaries to pay dividends to us for working capital or return on our investment.

In addition, our borrowings under certain project-specific financing arrangement have floating rates of interest. Therefore, an increase or decrease in interest rates will increase or decrease our interest expense associated with such borrowing. A significant increase in interest expense could have an adverse effect on our business, financial condition, results of operations and cash flows impacting our ability to meet our payment obligations under our debt.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition, results of operations and cash flows impacting our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the installation and construction of our projects and other aspects of our operations, and expect to incur additional borrowings in the future, as our business and operations grow. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive.

Historically, we have used loans, equity contributions, and government subsidies to fund our project development. We expect to expand our business with proceeds from third-party financing options, including any bank loans, equity partners, financial leases and securitization. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms.

Installing and constructing solar projects requires significant upfront capital expenditure and there may be a significant delay before we can recoup our investments through the long-term recurring revenue of our solar projects. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the general condition of global equity and debt capital markets;

•	our credit ratings and past credit history;

•	decline of the Indian rupee compared to U.S. dollar;

•	regulatory and government support in the form of tax incentives, preferential tariffs, project cost subsidies and other incentives;

•	the continued confidence of banks and other financial institutions in our company and the solar power industry;

•	economic, political and other conditions in the jurisdictions where we operate; and

•	our ability to comply with any financial covenants under our debt financing.

Any additional equity financing may be dilutive to our shareholders and any debt financing may contain restrictive covenants that limit our flexibility going forward. Furthermore, our credit ratings may be downgraded, which would adversely affect our ability to refinance debt and increase our cost of borrowing. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

If we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations, cash flows and business prospects may be materially and adversely affected.

We expect to continue to finance a significant portion of our project development and construction costs with project financing. The agreements with respect to our existing project-level indebtedness contain financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on disposition of our assets or the conduct of our business. In addition, we typically pledge our solar project assets or account or trade receivables, and in certain cases, shares of the special purpose vehicles, to raise debt financing, and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar projects.

Our financing agreements also include certain restrictive covenants whereby we may be required to obtain approval from our lenders to, among other things, incur additional debt, undertake guarantee obligations, enter into any scheme of merger, amalgamation, compromise, demerger or reconstruction, change our capital structure and controlling interest, dispose of or sell assets, transfer shares held by major shareholders to third parties, invest by way of share capital, lend and advance funds, declare dividends in the event of any default in repayment of debts or failure to maintain financial ratios, place deposits and change our management structure. Most of our lenders also impose significant restrictions in relation to our solar projects, under the terms of the relevant project loans taken by our respective subsidiaries. For example, we are required to obtain lenders’ consent to make any changes to, or terminate, project documents, waive any material claims or defaults under the project documents, make any changes to financing plans relating to our projects, and replace suppliers or other material project participants. There can be no assurance that such consent will be granted in a timely manner, or at all. In the event that such lender consents are granted, they may impose certain additional conditions on us, which may limit our operational flexibility or subject us to increased scrutiny by the relevant lenders. The time required to secure consents may hinder us from taking advantage of a dynamic market environment. These agreements also grant certain lenders the right to appoint nominee directors on the Board of Directors of AZI or its subsidiaries and require us to maintain certain ratings or other levels of credit worthiness. If we breach any financial or other covenants contained in any of our financing arrangements, we may be required to immediately repay our borrowings either in whole or in part, together with any related costs.

Our failure to comply with financial or restrictive covenants or periodic reporting requirements or to obtain our lenders’ consent to take restricted actions in a timely manner or at all may result in the declaration of an event of default by one or more of our lenders, which may accelerate repayment of the relevant loans or trigger cross defaults under other financing agreements. We cannot assure you that, in the event of any such acceleration, we will have sufficient resources to repay these borrowings. Failure to meet our obligations under the debt financing agreements could have an adverse effect on our cash flows, business and results of operations. Furthermore, a breach of those financial and other covenants or a failure to meet certain financial ratios under these financing agreements will also restrict our ability to pay dividends.

Any default or failure by us to repay our loans in a timely manner or at all could impact the ability of two of our directors who have personally guaranteed a portion of our loans to further guarantee their indebtedness and cause an adverse effect on our business and results of operation.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed one of AZI’s loan in connection with the working capital facility provided by the Central Bank of India, for a total of INR 1,980.0 million, in favor of the lender.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have also provided personal guarantees in favor of the Central Bank of India for the repayment for loans of three of our project subsidiaries in the amounts of INR 217 million, INR 586 million and INR 1,201 million in addition to the payment of any interest and other monies payable to the lender.

Any default or failure by any of the three project subsidiaries to repay these loans in a timely manner, or at all, could trigger repayment obligations on the part of Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa. This could impact their ability to provide guarantee for our business.

The delay between making significant upfront investments in our solar projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally several months between our initial bid in renewable energy auctions to build solar projects and the date on which we begin to recognize revenue from the sale of electricity generated by such solar projects. Our initial investments include, without limitation, legal, accounting and other third-party fees, costs associated with project analysis and feasibility study, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years given the average length of our PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and bank loans to pay for costs and expenses incurred during project development. Solar projects typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid through offtakers. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, permitting and grid connectivity process. Between our initial investment in the development of permits for solar projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective and we may not be able to obtain project level debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability, results of operations and cash flows.

Solar project development is challenging and our growth strategy may ultimately not be successful, which can have a material adverse effect on our business, financial condition, results of operations and cash flows.

The development and construction of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. We may be required to incur significant capital expenditures for land and interconnection rights, regulatory approvals, preliminary engineering, permits, and legal and other expenses before we can determine whether a solar project is economically, technologically or otherwise feasible.

We intend to expand our business significantly with a number of new projects in both new and existing jurisdictions in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Success in executing our growth strategy is contingent upon, among others:

•	accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

•	managing local operational, capital investment or components sourcing in compliance with regulatory requirements;

•	negotiating favorable payment terms with suppliers;

•	collecting economic incentives as expected; and

•	signing PPAs or other arrangements that are commercially acceptable, including adequate financing.

We may not be able to find suitable sites for the development of solar projects.

Solar projects require solar and geological conditions that are not available in all areas. Further, large, utility scale solar projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with capacity on the power grid available. We may encounter difficulties registering certain leasehold interest in such sites. Even when we have identified a desirable site for a solar project, our ability to obtain site control with respect to the site is subject to our ability to finance the transaction and growing competition from other solar power producers that may have better access to local government support or financial or other resources. If we are unable to find or obtain site control for suitable sites on commercially acceptable terms, our ability to develop new solar projects on a timely basis or at all might be harmed, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, our land leases for projects are typically for 30 to 35 years, but our PPAs are generally for a term of 25 years. If we are not able to sell the power produced by our systems after the initial PPA has expired, our liquidity and financial condition may be harmed.

We face uncertainties in our ability to acquire the rights to develop and generate power from new solar projects due to highly competitive PPA auctions and possible changes in the auction process.

We acquire the rights to develop and generate power from new solar projects through a competitive bidding process, in which we compete for project awards based on, among other things, pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, availability of land, financing capabilities and track record. The bidding and selection process is also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. If we misjudge our competitiveness when submitting our bids or if we fail to lower our costs to submit competitive bids, we may not acquire the rights on new solar projects. Furthermore, we have expected prices for system components to decline as part of our bidding process, and if that does not occur, our project economics may be harmed and we may need greater subsidies to remain economically viable.

In addition, rules of the auction process may change. Each state in India has its own regulatory framework and several states have their own renewable energy policy. The rules governing the various regional power markets may change from time to time, in some cases, in a way that is contrary to our interests and adverse to our financial returns. For example, most national auctions currently use the reverse auction structure, in which several winners take part in the same project. There can be no assurance that the central and state governments will continue to allow us to utilize such bidding structures and any shift away from the current structures, such as to a Dutch auction, could increase the competition and adversely affect our business, results of operations and cash flows.

We face significant competition from traditional and renewable energy companies.

We face significant competition in the markets in which we operate. Our primary competitors are local and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Competitive bidding for power procurement further increases competition among power generators and recently there have been bids that were less than INR 3.00 per kilowatt hour. Furthermore, the data released by the Central Electricity Authority in June 2016 provided that India is likely to experience surplus power for the year 2016-17. This could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

Furthermore, our competitors may have greater operational, financial, technical, management or other resources than we do and may be able to achieve better economies of scale and lower cost of capital, allowing them to bid in the same auction at more competitive rates. Our competitors may also have a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Our market position depends on our financing, development and operation capabilities, reputation and track record. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar projects.

Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house engineering, procurement and construction, or EPC, and operations and maintenance, or O&M, capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. For example, some of our competitors may have their own internal solar panel manufacturing capabilities. As the solar energy industry grows and evolves, we will also face new competitors who are not currently in the market. There can be no assurance that our current or potential competitors will not win bids for solar projects or offer services comparable or superior to those that we offer at the same or lower prices or adapt to market demand more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

In addition, we face competition from developers of other renewable energy facilities, including wind, biomass, nuclear and hydropower. If these non-solar renewable sources become more financially viable, our business, financial condition and results of operations could be adversely affected. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the Indian government elects to further strengthen its support of such renewable energy sources relative to solar energy. As we also compete with utilities generating power from conventional fossil fuels, a reduction in the price of coal or diesel would make the development of solar energy less economically attractive and we would be at a competitive disadvantage.

Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner could adversely affect our business, results of operations and cash flows.

Distributing power to a purchaser is our responsibility. We generally rely on transmission lines and other transmission and distribution facilities that are owned and operated by the respective state governments or public entities. Where we do not have access to available transmission and distribution networks, we may engage contractors to build transmission lines and other related infrastructure. In such a case, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, such as the ability to obtain right of way from land owners for the construction of our transmission lines, which may delay and increase the costs of our projects. We may not be able to secure access to the available transmission and distribution networks at reasonable prices, in a timely manner or at all.

Further, some of our projects may have limited access to transmission and distribution networks. India’s physical infrastructure, including its electricity grid, is less developed than that of many developed countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed, particularly because we are required to distribute power to customers across long distances from our project sites. We may have to stop producing electricity during the period when electricity cannot be transmitted. Such events could reduce the net power generation of our projects. If construction of renewable energy projects outpaces transmission capacity of electricity grids, we may be dependent on the construction and upgrade of grid infrastructure by the government or public entities. We cannot assure you that the relevant government or public entities will do so in a timely manner, or at all. The curtailment of our power projects’ output levels will reduce our electricity output and limit operational efficiencies, which in turn could have an adverse effect on our business, results of operations and cash flows.

There are a limited number of purchasers of utility scale quantities of electricity which exposes us and our utility scale projects to risk.

In fiscal year 2016 and 2017, we derived 88.2% and 82.6%, respectively, of our revenue from our top five customers, respectively. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state run utilities. For instance, for projects established pursuant to the Jawaharlal Nehru National Solar Mission, or NSM, solar project developers are required to enter into PPAs with specified implementation agencies. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary.

Furthermore, if the financial condition of these utilities and/or power purchasers deteriorate or the NSM or other solar policy to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted.

Counterparties to our PPAs may not fulfill their obligations which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. Some of the customers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability in the past to collect when assessing the counterparties’ creditworthiness. Governmental entities to which we sell power do not have credit ratings, so there are no credit ratings to consider. For illustrative purposes, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have rated the Government of India Baa3 and BBB-, respectively. As a result, many of the state governments in India, if rated, would likely rate lower than the Government of India. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

In addition, our PPA customers may, for any reason, become unable or unwilling to fulfill their related contractual obligations, refuse to accept delivery of power delivered thereunder or otherwise terminate such agreements prior to the expiration thereof. If such events occur, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. For instance, Gujarat Urja Vikas Nigam Limited had filed a petition with the Gujarat Electricity Regulatory Commission, seeking recalculation on the basis of actual cash flow required for development of solar projects and consequent revision of the tariff payable by it, in relation to certain solar power projects including our 10 MW Gujarat 1 project. While the Gujarat Electricity Regulatory Commission and the Appellate Tribunal for Electricity dismissed the claims made by Gujarat Urja Vikas Nigam Limited, an appeal is pending with the Supreme Court of India.

Furthermore, to the extent any of our customers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Also, our facilities may be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may expose us to certain risks that may affect our future results of operations and cash flows.

Our profitability is largely a function of our ability to manage our costs during the terms of our PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. In the event we default in fulfilling our obligations under the PPAs, such as supplying the minimum amount of power specified in some of the PPAs or failing to obtain regulatory approvals, licenses and clearances with respect to our solar projects, we may be liable for penalties and in certain specified events, customers may also terminate such PPAs. Further, any failure to supply power from the scheduled commercial operation date my result in levy of liquidated damages and encashment of bank guarantees provided by us under the terms of certain PPAs. The termination of any of our projects by our customers would adversely affect our reputation, business, results of operations and cash flows.

Under a long-term PPA, we typically sell power generated from a power plant to state distribution companies at pre-determined tariffs. Our PPAs are generally not subject to downward revisions unless we elect to utilize accelerated rate of depreciation or if there is a delay in commissioning our projects, although we have entered into contracts that provide for downward adjustments in the past and may do so in the future. Accordingly, if there is an industry-wide increase in tariffs or if we are seeking an extension of the term of the PPA, we will not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we will not have the ability to reflect a corresponding increase in our tariffs. Further, any delay in commissioning projects or supplying electricity during the term of the PPA may result in reduction in tariffs, based on the terms of the PPA. Therefore, the prices at which we supply power may have little or no relationship with the costs incurred in generating power, which may lead to fluctuations in our margins. The above factors all limit our business flexibility, expose us to an increased risk of unforeseen business and industry changes and could have an adverse effect on our business, results of operations and cash flows.

The term of some of our PPAs are also less than the life of the power projects they are tied to. We will need to enter into other offtake agreements, or seek renewals or extensions of the existing PPAs, for the balance of the life of those power projects. Moreover, there are often other restrictions on our ability to, among other things, sell power to third parties and undertake expansion initiatives with other consumers. Failure to enter into or renew offtake arrangements in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be negative accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project sites.

Additionally, under the PPAs, our remedies in case of delays in payment by our customers may also be limited. For example, certain PPAs only permit us to terminate the PPA on account of non-payment of dues upon 90 days of our inability to recover such dues. Such risks limit our business flexibility, expose us to an increased risk of unforeseen business and industry changes and could have an adverse effect on our business, results of operations and cash flows.

In addition, most of the government agencies we enter into PPAs with under the NSM or the relevant state policies require us to agree to their standard form contracts and we cannot negotiate for commercial terms or other terms of funding that are more favorable to us.

Land title in India can be uncertain and we may not be able to identify or correct defects or irregularities in title to the land which we own, lease or intend to acquire in connection with the development or acquisition of our power projects. Additionally, certain land on which our power projects are located may be subject to onerous conditions which may adversely affect its use.

There is no central title registry for real property in India and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages, and are updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping, and may be subjected to encumbrances that we are unaware of. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects.

Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of can affect title to a property. As a result, potential disputes or claims over title to the land on which our power projects are or will be constructed may arise. However, an adverse decision from a court or the absence of an agreement with such third parties may result in additional costs and delays in the construction and operating phases of any solar projects situated on such land. Also, such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

In addition, some properties used for our solar projects are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar projects may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar projects on such properties.

Additionally, the power projects that we may develop or acquire in the future may be located on land that may be subject to onerous conditions under the lease agreements through which we acquire rights to use such land and rights of way. Furthermore, the government may exercise its rights of eminent domain, or compulsory acquisition in respect of land on which our projects are or will be located. Any of this may adversely affect our business, results of operations and cash flows in the future.

A certain portion of the land on which our solar projects are or will be located, are not owned by us. In the event we are unable to purchase the land, or enter into or renew lease agreements, our business, results of operations, cash flows and financial condition could be adversely affected.

Some of our solar projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the power projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as us and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority.

We cannot assure you that the outstanding approvals would be received, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of our solar projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a solar project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and sub-leases for the remainder of the terms of the corresponding PPAs. In the event that the relevant state authorities do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and our business, results of operations, cash flows and financial condition could be adversely affected.

If sufficient demand for solar projects does not develop or takes longer to develop than we anticipate, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

The solar power market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. This is especially true in the rooftop and micro-grid solar markets. The solar energy industry continues to experience improved efficiency and higher electricity output. However, trends in the solar energy industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar projects in India, including:

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources;

•	the cost and reliability of solar projects compared to conventional and other renewable energy sources;

•	the availability of grid capacity to dispatch power generated from solar projects;

•	public perceptions of the direct and indirect benefits of adopting renewable energy technology; and

•	regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy.

If market demand for solar projects fails to develop sufficiently, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

If we are unsuccessful in our efforts to establish and/or maintain our compliance with the local content requirements in certain states, our financial results could be adversely affected.

In some cases, we are required by the central government in national auctions to procure solar panels solely from Indian manufacturers. Certain states or others may, in the future, require us to procure a defined portion of our solar system components from their designated geographical locales. Such requirements are commonly referred to as “local content requirements.” In order to satisfy these local content requirements, we may need to undertake localization initiatives in such geographical locale. Some of our competitors with more significant capital resources may implement or expedite their own localization efforts in these geographical locale, and those efforts may result in competitive advantages for them. We may be faced with shortages or quality issues if projects we bid on impose local content requirements. Our costs may also be higher as a result of these requirements. Our failure to successfully implement appropriate localization initiatives, or otherwise acquire and maintain the capability to satisfy applicable local content requirements, could result in our losing business to our competitors and/or our breaching the terms of agreements, potentially resulting in damages, including monetary penalties. Depending on the value to us of lost business or the amounts of any contractual penalties, these consequences could have a material adverse effect on our results of operations and cash flows.

We may incur unexpected expenses if the suppliers of components in our solar projects default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar projects are generally covered by manufacturers’ warranties, which are typically for 5 to 25 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense or losses associated with the faulty component. However, the warranties may not be sufficient to cover all of our expense and losses. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

Our construction activities may be subject to cost overruns or delays.

Construction of our solar projects may be adversely affected by circumstances outside of our control, including inclement weather, adverse geological and environmental conditions, a failure to receive regulatory approvals on schedule or third-party delays in providing supplies and other materials. Changes in project plans or designs, or defective or late execution may increase our costs from our initial estimates and cause delays. Increases in the prices of our materials may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project, increase our costs or cause us to breach our performance guarantees under our PPAs, particularly because strikes are not considered a force majeure event under many of our PPAs. Moreover, local political changes and delays, for instance, caused by state and local elections, as well as demonstrations or protests by local communities and special interest groups could result in, or contribute to, project time and cost overruns for us.

In addition, we sometimes utilize and rely on third-party sub-contractors to construct and install portions of our solar projects. If our sub-contractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party sub-contractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns.

We may not be able to recover any of these losses in connection with construction cost overruns or delays. Certain PPAs require that we connect to the transmission grid by a certain date. If the solar project is significantly delayed, such PPAs may be terminated. In addition, if we are unable to meet our performance guarantees, most of our PPAs require us to pay liquidated damages to the offtaker in proportion to the amount of power not supplied, and also grant the offtaker a right to draw on bank guarantees posted by us, including up to 100% of certain bank guarantees. Also, certain PPAs provide that we are liable for government fines and penalties if we fail to deliver electricity required by the offtakers to meet their RPO requirements. Furthermore, in the case of projects with VGF, which is paid out typically over two to five years, if the project fails to generate power for a long period of time, the government agency can suspend the VGF and demand repayment of previously paid sums.

Any of the contingencies discussed above could lead us to fail to generate our expected return from our solar projects and result in unanticipated and significant revenue and earnings losses.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maintenance and expansion of power generation facilities involve significant risks that could result in reduced power generation and financial results.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels and reduce our revenues as a result of generating and selling less power. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability, especially because our costs are fixed in the PPAs and we may not pass through any unexpected costs in relation to the projects to our customers. Furthermore, we are not able to mitigate such project risks by shifting some or all of the risk to a third-party EPC or O&M contractor since we provide these services in-house.

Changes in technology may require us to make additional capital expenditures to upgrade our facilities. The development and implementation of such technology entails technical and business risks and significant costs of employee implementation.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

Our future success depends on the continued services and performances of the members of our management in our business for project implementations, management and running of our daily operations and the planning and execution of our business strategy. We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our executive officers nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. There is intense competition for experienced management personnel with technical and industry expertise in the renewable energy business and if we lose the services of any of these individuals and are unable to find suitable replacements in a timely manner, our ability to realize our strategic objectives could be impaired. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The generation of electricity from solar sources depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our solar projects, may be substantially below our expectations.

The electricity produced and revenues generated by our solar projects are highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms, tornadoes or lightning strikes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve certain performance guarantees pursuant to our PPAs, forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects. We guarantee the performance of our solar power plants and could suffer monetary consequences if our plants do not produce to our contracted levels.

We base our investment decisions with respect to each solar project on the findings of related solar studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies and therefore, our facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.

As the functional currency of our Indian subsidiaries is the Indian rupee, our operating expenses are denominated primarily in Indian rupees. However, some of our capital expenditures, and particularly those for equipment imported from international suppliers, such as solar panels, are denominated in foreign currencies. To the extent that we are unable to match revenue received in our functional currency with costs paid in foreign currencies, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Substantially all of our cash flows are generated in Indian rupees and, therefore, significant changes in the value of the Indian rupee relative to the other foreign currencies could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on debts. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the Indian rupee. We expect our future capital expenditures in connection with our proposed expansion plans to include significant expenditures in foreign currencies for imported equipment and machinery.

A significant fluctuation in the Indian rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our other results of operations. The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian rupee has depreciated against the U.S. dollar in four of the last five years, which may impact our results of operations in future periods. Such depreciation impacts the value of your investment. Furthermore, we have borrowings denominated in U.S. dollars and, as such, an annual decline in the rupee against the U.S. dollar effectively adds to the functional interest rate of our borrowings. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations.

The accounting treatment for many aspects of our solar projects is complex and any changes to the accounting interpretations or accounting rules governing our solar projects could have a material adverse effect on our U.S. GAAP reported results of operations and financial condition.

The accounting treatment for many aspects of our solar projects is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar projects. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar projects:

•	foreign loans accounting;

•	derivative contracts;

•	asset retirement obligations;

•	share based compensation;

•	revenue recognition and related timing;

•	accounting for convertible debt and equity instruments;

•	income taxes;

•	foreign holding company tax treatment;

•	regulated operations; and

•	government grants.

Our international corporate structure and operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits, in relevant part, U.S. nationals, companies that have securities registered in the U.S. and any officer, director, employee, or agent of such issuer or any shareholder thereof acting on behalf of such issuer from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment and imposes obligations to keep accurate books and records and maintain appropriate internal controls. We have been and will continue to be subject to anti-corruption, anti-bribery and anti-facilitation payment legislation in other jurisdictions, which in certain circumstances go beyond the scope of the FCPA rules and regulations, including in India.

The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-facilitation payment laws may conflict with local customs and practices, which is likely to negatively impact our results of operations. We have developed and implemented formal controls and procedures to ensure that we are in compliance with the FCPA as well as anti-corruption, anti-bribery and anti-facilitation payment laws. However, compliance with these new controls and procedures could make it more difficult for us to obtain timely permits or otherwise complete our projects on schedule in jurisdictions where strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.

Any historic or future violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could be costly and time-consuming to investigate and expose us to administrative, civil or criminal penalties or fines (including under U.S. and Indian laws and regulations as well as foreign laws). If we were to be investigated for, charged with, or convicted of, violating these laws and regulations, our reputation could be harmed and it could cause some of our investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our equity shares, all of which may negatively impact the trading prices of our equity shares. In addition, any administrative, civil or criminal penalties or fines could have a material adverse effect on our business results of operations and cash flows.

We may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are not involved in any material litigation, administrative or arbitral proceedings. However, we may, in the ordinary course of our business, become involved in such proceedings. For example, we are, and may become subject to additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India may become the subject of legal proceedings involving us from time to time.

Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

If we were found to be liable on any of the claims against us, we would incur a charge against earnings to the extent a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2017, we employed 401 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of skilled labor. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Our employee payroll and related costs amounted to US$5.1 million, and US$7.8 million in fiscal years 2016 and 2017, respectively. Any increase in employee costs may harm our operating results, cash flows and financial condition.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our equity shares.

Risks Related to Operations in India

Substantially all of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Substantially all of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our equity shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

An election or a new administration could result in uncertainty in the solar market, which could harm our operations. For example, we saw a slowdown in the solar market in fiscal year 2014 as a result of it leading up to an election year with uncertainty about the level of government support for solar initiatives going forward.

The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting solar power producers, foreign investments, currency exchange rates and other matters affecting investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions.

Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

The extent and reliability of Indian infrastructure could significantly harm our results of operations, cash flows and financial conditions.

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, cash flows and financial condition. For the risk of congestion or disruption with respect to India’s electricity grid and transmission lines, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.”

A slowdown in economic growth in India could cause our business to suffer.

Since inception, all of our revenue has been derived directly from sales by AZI and its various other subsidiaries in India. In addition, the CIA World Factbook estimates that consumer inflation in India was approximately 5.6% in 2016. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, a general rise in interest rates, inflation and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of monsoon, which is difficult to predict. Although the Indian economy has continued to grow in the past few years, any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for power and, as a result, on our financial condition, results of operations and cash flows.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of an unexpected rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our equity shares could be significantly harmed.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity, construction schedules, cash flows and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal, imposes financial obligations on employers upon employee layoffs and regulates contract labor. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay our construction schedules or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business, results of our operations and cash flows.

Foreign investment laws in India include certain restrictions, which may affect our future acquisitions or investments in India.

India regulates ownership of Indian companies by non-residents, although some restrictions on foreign investment have been relaxed in recent years. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the guidelines specified by the Reserve Bank of India in relation to pricing and valuation of such shares and certain reporting requirements for such transactions specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions specified by the Reserve Bank of India, the prior approval of the Reserve Bank of India will be required before any such transfer may be consummated. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

For example, under its consolidated foreign direct investment policy, the Indian government has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all of AZI’s equity shares are directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by Azure Power Global Limited into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. While these guidelines currently do not materially limit our planned investments in our Indian subsidiaries, to the extent they become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder prohibit us from borrowing from our Indian subsidiaries. We are permitted to lend to our Indian subsidiaries subject to compliance with India’s policy on external commercial borrowings as notified by the Reserve Bank of India from time to time, which specifies certain conditions, including in relation to eligible lenders and borrowers, permitted end use and limits on the all-in-cost.

Changing laws, rules and regulations and legal uncertainties, including adverse application of corporate and tax laws, may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances mentioned below, may adversely affect our business, financial condition, results of operations, cash flows and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy.

•	The General Anti Avoidance Rules have come into effect on April 1, 2017. The intent of this legislation is to prevent business arrangements set up with the intent to avoid tax incidence under the IT Act. In the absence of any precedents on the subject, the application of these provisions is uncertain.

•	The Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our results of operations and financial condition is uncertain.

•	The Indian Parliament has recently approved the adoption of a comprehensive national goods and services tax (“GST”), regime that will combine taxes and levies by the central and state governments into a unified rate structure. It is not clear, however, how the GST will be applied and implemented, and there can be no assurance that the GST will not result in significant additional taxes being payable, which in turn, may harm our results of operations and financial condition.

•	The Government of India has also amended its rules which determine the ‘tax residency’ of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

We have not determined the impact of these recent and proposed legislations on our business. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our current business or restrict our ability to grow our business in the future.

Natural calamities could have a negative impact on the Indian economy and adversely affect our business and project operations.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. In June 2013, the state of Uttarakhand in northern India experienced widespread floods and landslides. Similarly, in December 2016, Cyclonic storm, Vardah resulted in heavy rains over Chennai and adjoining areas. As a result of which, many parts of Tamil Nadu and Andhra Pradesh witnessed massive damage. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our solar projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future.

In recent years, certain regions of the world, including India, have experienced outbreaks of swine flu caused by the H1N1 virus. Any future outbreak of swine flu or other health epidemics, such as the outbreak of the Ebola virus, may restrict the level of business activity in affected areas which could adversely affect our business.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that causes significant harm to our business, results of operations, cash flows and financial condition.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations, cash flows and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our equity shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a certain part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

Risks Related to Investments in Mauritian Companies

As our shareholder, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, being shareholder of our equity shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our constitution, which we adopted with effect upon completion of our public offering in October 2016, or Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We are a Mauritius Category 1 Global Business Company, or GBC1, and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the

Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a GBC1 license, under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to Regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a GBC1 issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.

We hold tax residence certificates issued by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius and India. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations and cash flows could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Anti-takeover provisions in our constitutional documents and under Mauritius law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our equity shares.

Provisions in our Constitution may have the effect of delaying or preventing a change in control or changes in our management. Our Constitution includes the following provisions which may be regarded as defensive measures:

•	a staggered Board of Directors;

•	the ability to issue additional equity shares (including “blank check” preferred stock);

•	granting directors, the absolute discretion to decline to register a transfer of any shares;

•	requiring that amendments to our Constitution be approved by a special resolution of the shareholders of our company; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

These provisions may restrict or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board of Directors, which is responsible for appointing the members of our management team. The provisions could also deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Risks Related to Our Equity Shares

An Active or Liquid Trading Market for Our Equity Shares May Not Be Maintained.

An active, liquid trading market for our equity shares may not be maintained in the long term and we cannot be certain that any trading market for our equity shares will be sustained or that the present price will correspond to the future price at which our equity shares will trade. Loss of liquidity could increase the price volatility of our equity shares.

Any additional issuance of equity shares or other equity-related securities would dilute the positions of existing investors in the equity shares and could adversely affect the market price of our equity shares. We cannot assure you that our equity shares will not decline below their prevailing market price. You may be unable to sell your equity shares at a price that is attractive to you.

The market price of our equity shares has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our equity shares has been volatile since our initial public offering, and is likely to continue to be volatile. Factors that could cause fluctuations in the market price of our equity shares include —trading volume, prices of other securities, market trends, growth of other comparable companies, changes in operating performance, sale of additional shares in the market by us or by other investors, coverage by security analysts, changes in financial estimates, failure to meet analyst or market expectations, press releases by us or our competitors, market speculations, changes in tax and other incentives, regulatory and policy changes, litigations, business acquisitions, changes in accounting standards and economic conditions.

Further, in recent years the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, government shutdowns, interest rate changes, or international currency fluctuations, may cause the market price of our equity shares to decline.

Sales of a substantial number of our equity shares in the public market, including by our existing stockholders, could cause our stock price to fall.

Sales of a substantial number of our equity shares in the public market, or the perception that the sales might occur, could depress the market price of our equity shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that these sales and others may have on the prevailing market price of our equity shares.

In addition, certain of our stockholders can require us to register shares of our capital stock owned by them for public sale in the United States. We have also filed a registration statement to register our equity shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable exercise periods and applicable volume and restrictions that apply to affiliates, our equity shares issued upon exercise of outstanding options will become available for immediate resale in the public market upon issuance.

Future sales of our equity shares may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our equity shares to decline and make it more difficult for you to sell our equity shares.

You may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Indian government to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments.

We do not expect to pay any cash dividends on our equity shares.

We have not paid dividends on any of our equity shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our equity shares are likely to be your sole source of gain for the foreseeable future. Consequently, you will likely only experience a gain from your investment in our equity shares if the price of our equity shares increases.

In addition, our ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends to U.S. holders may be negatively affected by foreign currency fluctuations. We may not generate sufficient income to cover our operating expenses and pay dividends to our shareholders, or at all. Our ability to pay dividends also could be restricted under financing arrangements that we may enter into in the future and we may be required to obtain the approval of lenders in the event we are in default of our repayment obligations. We may be unable to pay dividends in the near or medium term, and our future dividend policy will depend on our capital requirements, financing arrangements, results of operations and financial condition. Dividends distributed by us will attract dividend distribution tax at rates applicable from time to time.

Our holding company will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries and limitations on their ability to pay dividends to us could adversely impact your ability to receive dividends on our equity shares.

Since we cannot borrow from our Indian subsidiaries, dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to fund our operations including corporate expenses. Accordingly, we may need to issue additional equity or borrow funds, either of which may be unavailable on attractive terms, if at all.

If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. As of the date of this annual report, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. Moreover, as we do not own 100% of AZI, any dividend payment made by AZI to us will also involve a payment to the other shareholders of AZI, including the Founders.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our equity shares.

As a foreign private issuer listed on the New York Stock Exchange, or NYSE, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and which is listed on the NYSE, we may follow our home country practice with respect to the composition of our Board of Directors and executive sessions. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our Board of Directors be independent or to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our equity shares than would be available to the shareholders of a U.S. corporation.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from a number of rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, applicable to U.S. domestic issuers, including the furnishing and content of proxy statements, compliance with the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act applicable to executive officers, directors and principal shareholders. We are required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of fiscal year 2017, although, if the market value of our equity shares that is held by non-affiliates exceeds US$700 million as of any September 30 before the end of that five-year period, we would cease to be an emerging growth company as of the following April 1. We cannot predict if investors will find our equity shares less attractive if we choose to rely on these exemptions. If some investors find our equity shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our equity shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

You may be subject to Indian taxes on income arising through the sale of our equity shares.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside of India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India is deemed to derive its value substantially from the assets located in India if the value of such Indian assets exceeds INR 100 million and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India.

However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above. The amendments also do not deal with the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements that India has entered into with countries such as the United States in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. If it is determined that these amendments apply to a holder of our equity shares, such holder could be liable to pay taxes in India on such income.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our equity shares adversely, our stock price and trading volume could decline.

The trading market for our equity shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future issuances of any equity securities may cause a dilution in your shareholding, decrease the trading price of our equity shares, and restrictions agreed to as part of debt financing arrangements may place restrictions on our operations.

Any issuance of equity securities after our initial offering could dilute the interests of our shareholders and could substantially decrease the trading price of our equity shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. Issuance of such additional securities may significantly dilute the equity interests of investors, since initial offering who will not have pre-emptive rights with respect to such an issuance, subordinate the rights of holders of equity shares if preferred shares are issued with rights senior to those afforded to our equity shares, or harm prevailing market prices for our equity shares.

We may not be able to successfully complete acquisitions or enhance post-acquisition performances.

In addition to our organic growth, we intend to continue to accelerate our business growth through strategic acquisitions when suitable opportunities arise. However, our ability to consummate acquisitions is subject to various risks and uncertainties, including:

•	failure to identify suitable acquisition targets and reach agreement on commercially reasonable terms;

•	failure to obtain sufficient financing on acceptable terms to fund the proposed acquisitions;

•	failure to obtain regulatory approvals and third-party consents necessary to consummate the proposed acquisitions; and

•	other companies, many of which may have greater financial, marketing and sales resources, may compete with us for the right to acquire such product candidates, products or businesses.

Even if we are able to consummate acquisitions, our ability to grow our business through such acquisitions remains subject to further risks and uncertainties which could materially and adversely affect our business, financial condition and results of operations, including that:

•	we are unable to integrate the acquired businesses with our existing business and operations;

•	the acquired businesses do not provide us with the resources we had anticipated;

•	the acquired businesses are subject to unforeseen or hidden liabilities;

•	we are unable to effectively manage our enlarged business operations or manage the acquired businesses that may operate in new markets or geographic regions; and

•	the acquired businesses do not generate the revenue and profitability we had anticipated.

Furthermore, the process of pursuing and consummating acquisitions and integrating and managing acquired businesses, whether or not successful, could divert our resources and management attention from our existing business and disrupt our operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to certain U.S. investors of our equity shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. However, our PFIC status is a factual determination made after the close of each taxable year that will depend, in part, on the composition of our income and assets, and thus, there can be no assurance that we will not be treated as a PFIC in our current taxable year or future taxable years. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Azure Power Global Limited. We are a public company limited by shares incorporated in Mauritius on January 30, 2015. Our registered office is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. Our principal executive offices are located at 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India, and our telephone number at this location is (91-11) 49409800. Our principal website address is www.azurepower.com. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Founded by Inderpreet Wadhwa in 2008, we developed India’s first utility scale solar project in 2009. As of March 31, 2017, we operated 32 utility scale projects and several commercial rooftop projects with a combined rated capacity of 651 MW which represents a compound annual growth rate, or CAGR, of 107%, since March 2012. As of such date we were also constructing eight projects with a combined rated capacity of 354 MW and had an additional 64 MW committed, bringing our total portfolio capacity to 1,069 MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date.

The initial offering by the Company and the private placement resulted in aggregate gross proceeds before expense of US$115.4 million and incurred an underwriters commission and other expenses of US$14.4 million. Our equity shares are listed on the New York Stock Exchange under the symbol “AZRE.”

B. Business Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since inception, we have achieved an 83% reduction in total solar project cost, which includes a significant decrease in balance of systems costs due in part to our value engineering, design and procurement efforts.

Indian solar capacity installed reached 12.2 GW at the end of March 2017 with a target to achieve 100GW of installed solar capacity by 2022. Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to coal and diesel based power, the economic and climate costs of which continue to increase every year.

We developed India’s first utility scale solar project in 2009. As of March 31, 2017, we operated 32 utility scale projects and several commercial rooftop projects with a combined rated capacity of 651 MW which represents a compound annual growth rate, or CAGR, of 107%, since March 2012. As of such date we were also constructing eight projects with a combined rated capacity of 354 MW and had an additional 64 MW committed, bringing our total portfolio capacity to 1,069 MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date.

Our longer term goals are to achieve 5GW by December 31, 2020. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase,) raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Item. 3 Key Information — D. Risk Factors.”

Utility scale solar projects are typically awarded through government auctions. We believe the strong demand for our solar power is a result of the following:

•	Low levelized cost of energy. Our in-house engineering, procurement and construction, or EPC, expertise, purely solar focus, advanced in-house operations and maintenance, or O&M, capability and efficient financial strategy allow us to offer low-cost solar power solutions.

•	Strong value proposition for our customers. We manage the entire development and operation process, providing customers with long term fixed price PPAs in addition to high levels of availability and service. This helps us win repeat business.

•	Our integrated profile supports growth. Our integrated profile affords us greater control over project development, construction and operation, which provides us with greater insight and certainty on our construction costs and timeline.

•	Strong community partnerships. Our ability to build long term community relationships allows us to improve our time of completion, further reducing project development risk.

•	We take a leading role in policy initiatives. We provided input to the government to help it design an auction process supporting multiple winners at differentiated price points and implementing a transparent bidding process open to all participants. For example, we suggested that the government include compulsorily convertible debentures in the calculation of a bidder’s net worth for the purposes of tender qualification, which was ultimately adopted by the government.

We generate revenue from a mix of leading government utilities and commercial entities. Because we have our own EPC and O&M capabilities, we retain the profit margins associated with those services that other project developers may need to pay to third-party providers.

Market Opportunity

India’s economic growth is intrinsically linked to the increasing consumption of energy and natural resources. Energy demand has outpaced capacity additions in recent years, which has resulted in persistent peak power deficits in the country. In addition, the Indian government has made it a priority to provide electricity to the estimated 304 million people who are without this service.

Solar is an attractive option to help address this energy gap driven by regional fundamentals and regulatory support by the Indian government. The Indian government increased its 2022 target for solar capacity from 20GW to 100GW, ratified Paris climate change agreement and committed to 40% renewables by 2030 up from 15%. During fiscal year 2017, 49% of total renewable installations were solar and solar has clearly outpaced all other renewables sources. The Central Government, in collaboration with the state governments, is planning to facilitate the development of 50 solar power parks of 500 MW and above to boost the solar capacity in high solar irradiation states and 20GW of new projects are to be auctioned by 2018. As per MNRE, India installed 12,289 MW of solar through March 2017. The state governments will identify land for the proposed solar parks, provide permits and related infrastructure such as grid interconnect systems while a government sponsored entity will commit to buy power produced from these parks.

The following trends have made solar a large, rapidly growing market opportunity:

•	Peak power deficits and rising power prices. Despite adding 112 GW of power in the past five years, India continues to be plagued by a persistent demand/supply mismatch with a six-year average energy deficit of approximately 5% according to the Ministry of Power. As the country has outstripped its domestic supply of conventional fuels, India has also suffered from upward pressure in power prices.

•	Strong regulatory support. In order to reduce dependence on energy imports and curtail the current trade deficit and resulting impact on the rupee, the Indian government has taken a number of steps to incentivize the use of renewable sources of energy. These include establishing state-level renewable power purchase obligations, 10-year tax holiday, accelerated depreciation, exemptions from other taxes and import tariffs, as well as providing viability gap funding, or VGF, to solar project developers to make solar tariffs competitive in the country. To provide further impetus to solar growth, the Indian government launched the Jawaharlal Nehru National Solar Mission, or NSM, in 2010.

•	Solar positioned to win among alternatives. India ranks among the highest irradiation receiving countries in the world with more than 300 days of sunshine per year in much of the country. Solar power generation is viable across most of India, unlike wind and hydro resources which are concentrated in specific regions. In addition, as solar plants can be built near the point of consumption, power produced generally does not incur expensive transmission charges or require large infrastructure or transmission investments. Further, unlike nuclear and hydropower, solar power has fewer legal liabilities and environmental constraints. The estimated potential for solar power in India is 749GW.

•	Solar energy approaching parity with conventional fossil fuels. State utilities have seen power costs rise as domestic coal shortages have caused thermal generators to increasingly rely on more expensive imported coal. An analysis of current tariffs in India indicates that solar power is now competitive with wind, new thermal capacity fueled by imported coal and grid power tariffs for commercial users. Further, diesel power, the most common replacement power source for commercial and off-grid users in the country, is far more expensive than solar power. Additionally, solar panel prices are expected to fall further, which in turn is expected to drive further reductions in solar tariffs.

•	Transparent solar auction process. Indian solar auctions are conducted in a transparent manner that ensures bids meet minimum technical and financial criteria. Bidders must meet requirements on project development and execution history in India or the regional market, including bidder experience in the development of similar utility scale power projects. Auctions are not winner-take-all; instead, they are constructed to ensure multiple high-quality developers are allotted portions of the total capacity block.

These factors have increased the solar installation to approximately 12.2 GW as of March 2017. Approximately 20GW of additional tenders have been announced under various solar policies. In addition, MNRE enhanced the capacity of solar parks and ultra-mega solar parks from 20GW to 40GW.

Our Approach

We sell energy to government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also guarantee the electricity production of our solar power plants to our customers.

The typical project plan timeline for our projects is approximately thirteen months. The major stages of project sourcing, development and operation are bidding, land acquisition, financing, material delivery and installation, as well as monitoring and maintenance. Once a bid is won, a letter of intent is issued and all of our departments initiate their activities. After that, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned. Generally, once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. We generally finance our projects with a 75:25 debt-to-equity ratio. Once land is obtained, our EPC team works very closely to construct and deliver the plant in the most efficient manner. Once commissioned, our O&M team monitors performance of all the projects near real time.

We utilize our integrated project development, EPC, financing and O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs. A low cost structure allows us to bid for auctions strategically, which supports our high auction win rate and helps preserve our market leading position, which further reduces costs.

As the first developer and operator of utility scale solar assets in India, we believe that we are a well-established brand that has grown alongside the burgeoning Indian solar market since 2009. We have proven to be a reliable developer that successfully and expediently executes on our development pipeline and wins repeat business. Our reputation and track record give us an advantage in the auction evaluation process, improving our win rate. As a result, we believe we have become one of the largest pure solar operators in the space, which affords us greater negotiating power with original equipment manufacturers and project finance lenders. This in turn improves our cost and capital structure, which benefits our bid win rate.

We lower the levelized cost of energy through our three-pronged approach as follows:

•	Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology and source from top-tier suppliers that optimizes both the system cost and power yield of the total solar block.

•	Operational performance monitoring. We operate a National Operating Control Center, or NOCC, that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

•	Financial strategy. We are able to offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy, we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

•	Market leadership We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop smart city initiative in 2013. Additionally, our strong track record in policy and project development across utility scale and commercial rooftop projects has helped us gain a leading market share in India with an 9% share in federal tenders we participated in between 2014 and 2017 and a market leading auction win rate of 74% for bids we participated in from 2010 to 2017.

•	Scale and brand-name recognition. We have proven to be a reliable developer with successful and expedient execution of our development pipeline, which has helped us win repeat business. Our reputation and track record provide us an advantage in the auction evaluation process, thereby improving our win rate. As a result, we believe we have become one of the largest solar developers and operators in India.

•	In-house EPC and O&M expertise enable cost efficiencies. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar project cost and yield. Our in-house O&M capabilities maximize project yield and performance through proprietary system monitoring and adjustments. We have demonstrated an 83% decrease in total solar project cost since inception in part through continual innovation in our EPC and O&M capabilities.

•	Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency.

•	Long term, stable cash generation. We typically enter into 25-year, fixed price PPAs with government agencies and independent commercial businesses. As a result of generally reliable solar irradiation in India, our energy production under these PPAs has historically had little volatility, which, coupled with our low operating expenses, makes for predictable cash flows from these agreements.

•	Long term community support. We hire from local communities and generally lease land that has few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk.

•	Strong management. Our senior leadership team and Board of Directors include widely recognized experts in solar energy, energy finance and public policy, with track records of building successful businesses. Our Board of Directors also includes Robert Kelly, Arno Harris, Barney Rush and Cyril Cabanes, who are well-respected global authorities in energy finance and public policy.

Our Business Strategy

Key elements of our business strategy include the following.

•	Rapidly grow our project portfolio to achieve scale benefits. We intend to rapidly grow our project portfolio, which will enable us to achieve further economies of scale. We plan to significantly expand our presence in commercial and micro-grid applications. In order to continue this growth, we plan to reinvest our operating cash flow into new project development and construction.

•	Maintain position as a top Indian solar company. We are the longest tenured solar power producer in India and we believe we have the largest portfolio of operating projects under the NSM and one of the largest portfolios of operating projects in India. We have developed critical operational expertise and regional knowledge that improves project performance and expedites project execution, all of which should help us preserve our market leading position.

•	Continue to drive project cost reductions. We will continue to reduce costs by leveraging our in-house EPC and O&M capabilities and by improving our negotiating power with technology providers and project lenders. We expect to further reduce our cost of financing to reduce the cost of energy for our customers and achieve grid parity with local alternatives in the utility market in the next few years.

•	Leverage track record and management relationships to shape policy. We have petitioned governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

•	Expand into new locations. As of March 31, 2017, we had a presence in 18 of 36 states and union territories in India. Given the strength of the solar resource through India and our distribution model, we intend to operate in every state that has structural power needs. We participate in both national and state level renewable energy auctions. We intend to continue to expand our presence into other states in India and other emerging markets with underserved electricity markets.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our revenue is the lowest in the third quarter and highest in the first quarter of any given fiscal year, which for us ends on March 31.

Please refer to – “Item 5. Operating and Financial Review and Prospects — Power Purchase Agreements” for summary of our projects.

Competition

We believe our primary competitors are other solar developers such as Tata Power Solar Systems Limited, Adani Power Limited and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favorably with our competitors in the regions we service.

We also compete with utilities generating power from conventional fossil fuels. Utilities generating conventional energy face rising costs as the constraints on domestic fuel supply continue and these energy sources do not benefit from various governmental incentives available to renewable energy producers. As we reduce our levelized cost and achieve parity with conventional energy suppliers, we expect to compete favorably with these suppliers on the basis of cost and reliability.

However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of larger size, internal access to solar panels and greater operational, financial, technical, management, lower cost of capital or other resources.

Project Development

We participate in central- and state-level renewable energy auctions to build our utility scale portfolio. Our track record and size ensure we are able to participate in all auctions. Our in-house EPC and O&M capabilities and our pan-India presence provide us with greater visibility into competitive metrics, which allows us to bid strategically to maintain a high win rate while preserving good project economics.

The major stages of project sourcing, development and operation:

•	Bidding. We have a well-organized process to effectively track all the policies and bid updates in the market. Once a tender is tracked, relevant information sourced from the request for proposal document is discussed with the finance and technical teams and approved by the relevant committees before a strategic decision is made to participate in the bid. We also have an in-house project development information database which help us predict and bid the most effective tariff in the market. Once the bid is won, a letter of intent is issued and all the departments initiate their activities. Afterwards, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned.

•	Land acquisition. Generally, once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. When the land is privately owned, we identify the appropriate parcels of land and due diligence is conducted by a local legal counsel. We also undertake certain compliance measures, including technical diligence, soil testing, local advertisement, stakeholder consultation and land registration after which acquisition is complete. When the land is government-owned, we identify the suitable parcels of land from the responsible agency and obtain approval from the relevant authority.

•	Financing. The projects are generally financed with 75:25 debt-to-equity ratio. To enable rapid operation of our projects, we use short term credit facilities that are refinanced with long term project finance facilities. We invest equity from internal accruals and new financings to help growth and lower financing costs.

•	Material Delivery and Installation. Our procurement and construction teams work very closely to construct and deliver the plant in the most efficient manner. A detailed project plan is made and the progress tracker on the delivery and construction is reviewed very closely. Accordingly, we have consistently commissioned our projects before the commercial operation date.

•	Monitoring and Maintenance. Our operations team monitors performance of all the projects near real time from the NOCC, which allow us to respond rapidly to potential generation anomalies. They also perform scheduled preventive maintenance tasks on daily, weekly, monthly, and annual intervals to ensure our plants run smoothly and at high efficiency.

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date of this annual report, our primary solar panel suppliers were First Solar FE Holdings PTE Ltd., Waaree Energies Pvt. Ltd., and Canadian Solar Inc., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., ABB India Limited, Hanwha Q CELLS Co., Ltd and Bonfiglioli Renewable Power Conversion India Pvt Ltd. We also source copper cables from General Cable Corporation and solar mounting structures from Unirac, Inc. We also engage the engineering services of Lahmeyer Group, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production, although the pace of this decline has been slowing recently.

In addition, in April 2010, we entered into an agreement with SunEdison Energy India Private Limited, or SunEdison, whereby upon the satisfaction of certain conditions, SunEdison would provide monitoring technologies and hardware at cost to 25 MW of our utility scale projects in India. The Company has entered into a strategic agreements in which Hanwha Q Cells Korea Corporation has invested in the Andhra Pradesh 1 project and the Punjab 4 Project. We have entered into a master supply agreement with First Solar FE Holdings Pte. Limited for 190 MW offering preferential payments terms and supply credit for up to two years from supply date. Furthermore, we source lender technical due diligence and supplier third party certification from Lahmeyer International (India) Private Limited.

Government Regulations

The Electricity Act, 2003

The Electricity Act, 2003, or Electricity Act, regulates and governs the generation, transmission, distribution, trading and use of electricity in India. Under the Electricity Act, the transmission, distribution and trade of electricity are regulated activities that require licenses from the relevant electricity regulatory commission (Central Electricity Regulatory Commission), State Electricity Regulatory Commissions, or SERCs, or the joint commission (constituted by an agreement entered into by two or more state governments or the central government in relation to one or more state governments, as the case may be).

In terms of the Electricity Act, any generating company may establish, operate and maintain generating stations without obtaining a license if it complies with prescribed technical standards relating to grid connectivity. The generating company is required to establish, operate and maintain generating stations, tie-lines, sub-stations and dedicated transmission lines.

Further, the generating company may supply electricity to any licensee or even directly to consumers, subject to availing open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and open access charges, as may be determined by the relevant electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

The relevant electricity regulatory commission is empowered to, among other things, determine or adopt the tariff for supply of electricity from the generating company to a distribution licensee (such as the distribution utility companies), for transmission of electricity, wheeling of electricity and retail sale of electricity. However, the relevant electricity regulatory commission may, in case of shortage of supply of electricity, fix the minimum and maximum tariffs for sale or purchase of electricity under agreements between a generating company and a licensee or between licensees, for a period not exceeding one year, to ensure reasonable prices of electricity. While determining the tariff, commissions are required to be guided by, among others, the promotion of co-generation and generation of electricity from renewable sources of energy.

Under the Electricity Act, certain offences including the theft of electricity, electric lines and materials, interference with meters or works of a licensee, the negligent waste of electricity and non-compliance of orders or directions attract monetary penalties ranging from INR 0.01 million to INR 0.1 million and imprisonment for periods ranging from three months to three years. Additionally, non-compliance with orders of the Regional Load Dispatch Centre and State Load Dispatch Centre may result in penalties of up to INR 15 million.

Further, the Electricity Rules, 2005, or the Electricity Rules, also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of the ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. Further, in case of association of persons, the captive users are required to hold not less than 26% of the ownership of the plant in aggregate and consume not less than 51% of the electricity generated, determined on an annual basis, in proportion to their share ownership in the power plant within a variation not exceeding 10%.

In case of a generating station owned by a company formed as a special purpose vehicle, the electricity required to be consumed by captive users is to be determined with reference to such unit or units identified for captive use and not with reference to the generating station as a whole and equity shares to be held by the captive users must not be less than 26% of the proportionate equity interest of the company related to the generating unit or units identified as the captive generating plant.

The Electricity (Amendment) Bill, 2014 was introduced in the lower house of the Indian Parliament to amend certain provisions of the Electricity Act. Among others, the amendment empowers the Indian government to establish and review a national renewable energy policy, tariff policy and electricity policy. Further, the Indian government may, in consultation with the state governments, notify policies and adopt measures for promotion of renewable energy generation including through tax rebates, generation linked incentive, creation of national renewable energy fund, development of renewable industry and for effective implementation and enforcement of such measures.

The generating company is also required to ensure compliance with certain other regulations, including the Central Electricity Authority (Safety Requirements for Construction, Operation and Maintenance of Electrical Plants and Electric Lines) Regulations, 2011.

The National Electricity Policy, 2005

The Indian government approved the National Electricity Policy on February 12, 2005, in accordance with the provisions of the Electricity Act. The National Electricity Policy, 2005 has material effects on our business since it provides the policy framework to the central and state Electricity Regulatory Commission in developing the power sector, supplying electricity and protecting interests of consumers and other stakeholders, while keeping in view the availability of energy resources, technology available to exploit such resources, economics of generation using different resources and energy security issues. The National Electricity Policy emphasizes the need to promote generation of electricity based on non-conventional sources of energy.

The National Electricity Policy provides that the SERCs should specify appropriate tariffs in order to promote renewable energy, until renewable energy power producers relying on non-conventional technologies can compete with conventional sources of energy. The SERCs are required to ensure progressive increase in the share of generation of electricity from renewable energy sources and provide suitable measures for connectivity with grid and sale of electricity to any person. Further, the SERCs are required to specify, for the purchase of electricity from renewable energy sources, a percentage of the total consumption of electricity in the area of a distribution licensee. Furthermore, the National Electricity Policy provides that such purchase of electricity by distribution companies should be through a competitive bidding process. The National Electricity Policy permits the SERCs to determine appropriate differential prices for the purchase of electricity from renewable energy power producers, in order to promote renewable sources of energy.

The National Tariff Policy, 2016

The Indian Government notified the revised National Tariff Policy effective from January 28, 2016. Among others, the National Tariff Policy seeks to ensure availability of electricity to consumers at reasonable and competitive rates, financial viability of the sector and attract investments and promote generation of electricity from renewable sources.

The National Tariff Policy mandates that state electricity regulatory commissions must reserve a minimum percentage for purchase of solar energy equivalent to 8% of total consumption of energy by March 2022. In order to further encourage renewable sources of energy, the National Tariff Policy mandates that no inter-state transmission charges and losses shall be levied till such period as may be notified on transmission of the electricity generated from solar power plants through the inter-state transmission system for sale.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2012

The Central Electricity Regulatory Commission has announced the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2012, or Tariff Regulations, which prescribes the criteria that may be taken into consideration by the SERCs while determining the tariff for the sale of electricity generated from renewable energy sources which include, among others, return on equity, interest on loan capital and depreciation. Accordingly, such tariff cannot be determined independently by renewable energy power producers such as our company. Pursuant to the National Tariff Policy, the Central Electricity Regulatory Commission is required to determine the rate of return on equity which may be adopted by the SERCs to determine the generic tariff, keeping in view the overall risk and prevalent cost of capital, which factors are also to be taken into consideration by SERCs while determining the tariff rate. The Tariff Regulations prescribe that the normative return on equity shall be 20% per annum for the first 10 years and 24% per annum from the 11th year onwards.

The Tariff Regulations also provide the mechanism for sharing of carbon credits from approved clean development mechanism projects between renewable energy power producers and the concerned beneficiaries. Under the Tariff Regulations, the project developer is entitled to retain 100% of the gross proceeds on account of clean development mechanism project benefit in the first year after the date of commercial operation of the generating station. Subsequently, in the second year, the share of the beneficiaries is increased to 10% and then progressively increased by 10% every year until it reaches 50% after which the clean development mechanism project proceeds are to be shared equally between the generating company and the beneficiaries.

Jawaharlal Nehru National Solar Mission

The NSM was approved by the Indian government on November 19, 2009 and launched on January 11, 2010. The NSM has set a target of 100,000 MW of solar power in India by 2022 and seeks to implement and achieve the target in three phases (Phase I from 2012 to 2013, Phase II from 2013 to 2017 and Phase III from 2017 to 2022). NSM aims at creating conditions for rapid scale up of capacity and technological innovation to drive down costs towards grid parity.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, it requires the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. Pursuant to this mandate, most of the SERCs have specified solar and non-solar RPOs in their respective states. In terms of the RPO regulations, RPOs are required to be met by obligated entities (that is, distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by entering into PPAs with renewable energy power producers or by purchasing renewable energy certificates. The RPO regulations require the obligated entities to purchase power from renewable energy power producers such as our company. In the event of default by an obligated entity in any fiscal year, the SERCs may direct the obligated entity to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of renewable energy certificates. Additionally, pursuant to the Electricity Act, a defaulting obligated entity may also be liable to pay penalty as determined by the SERCs.

In May 2015, the Supreme Court of India upheld a regulation that made it compulsory for captive power plants and open access consumers to purchase electricity to fulfill their RPOs. This landmark judgment is expected to boost the demand for renewable energy by captive players and also improve the marketability of renewable energy certificates in India.

Safety and Environmental Laws

We are governed by certain safety and environmental legislations, including the Water (Prevention and Control of Pollution) Act, 1974, the Air (Prevention and Control of Pollution) Act, 1981, and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2016.

Under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, failure to comply with the orders and restrictions passed by the State Pollution Control Boards may result in imprisonment of a minimum term of one and a half years. Additionally, certain acts including the destruction of property of the State Pollution Control Boards, failure to intimate the emission of pollutants or failure to furnish information to the State Pollution Control Boards may attract monetary penalties of up to INR 0.01 million and imprisonment of up to three months.

The failure to comply with the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2016 may attract monetary penalties as levied by the State Pollution Control Board and a liability for any damage to the environment or third parties.

Labor Laws

We are required to comply with certain labor and industrial laws, which includes the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labour (Regulation and Abolition) Act, 1970 and the Payment of Wages Act, 1936.

Each of these legislations carry a penalty provision for non-compliance, which prescribe monetary penalties ranging from INR 0.001 million to INR 0.005 million and imprisonment for periods ranging from one month to three years.

State Regulations

Various states in India have from time to time, announced administrative policies and regulations in relation to solar power projects and related matters. These state-specific policies and regulations have material effects on our business because PPAs between project developers and state offtakers are entered into in accordance with the relevant state policies and regulations. Accordingly, these PPAs are standard form contracts and the project developers have no flexibility in negotiating the terms of the PPAs. The majority of our solar power plant generation occurs in Rajasthan, Punjab, Andhra Pradesh and Karnataka.

For instance, for our projects in the states of Rajasthan, Punjab and Karnataka, our projects are subject to certain state policies as discussed below.

Rajasthan

The Rajasthan Renewable Energy Corporation Limited is the agency responsible for promoting and developing renewable energy in the state of Rajasthan. The government of Rajasthan has formulated the Rajasthan Solar Energy Policy, 2014, or Rajasthan Policy, which has come into effect on October 8, 2014 and will remain in force until superseded or modified by another policy. The Rajasthan Policy aims to create an enabling environment for installation of 25,000 MW of solar power. Generation of electricity from solar power plants under the Rajasthan Policy will be treated as an eligible industry under the scheme administered by the Industries Department, Government of Rajasthan and incentives available to industrial units under the Rajasthan Investment Promotion Scheme will be available to solar power projects. In accordance with the Rajasthan Policy, a solar power project with a capacity of 500 MW or more, established by a single developer at a single location with single or multiple metering requirements but having a common pooling sub-station will be considered as a mega solar power project. Mega solar power projects are entitled to an expedited project approval process.

Punjab

The Punjab Energy Development Agency is the agency responsible for promotion and development of renewable energy development projects and energy conservation schemes in the state of Punjab. The government of Punjab has formulated the New and Renewable Sources of Energy Policy-2012, or Punjab Policy, on December 26, 2012. The Punjab Policy aims to harness 1000 MW of solar power generation capacity by 2022. All solar power projects developed under the Punjab Policy are treated as an industry in terms of industrial policy of Punjab and all the industrial incentives available to new industrial units will be applicable to solar power plants subject to the approval of Department of Industries and Commerce, Government of Punjab. Additionally, solar power projects are exempt from obtaining any consent in accordance with the pollution control laws from the Punjab Pollution Control Board. The Punjab State Power Corporation Limited reserves the right of first refusal on the power generated from renewable energy certificate based solar power projects and in case of refusal, the developer is permitted to sell the power under open access.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The government of Karnataka has formulated the Karnataka Solar Policy 2014-2021, or Karnataka Policy, which will remain in effect until 2021 or until modified by another policy. The Karnataka Policy aims to harness a minimum of 6,000 MW by 2021 in multiple phases. Generation of solar power under the Karnataka Policy is attractive to project developers because the policy provides incentives such as tax concessions under the Karnataka Industrial Policy and central excise duty and customs duty exemptions. Solar projects are further exempt from obtaining consent from the Karnataka Pollution Control Board as required under the pollution control laws.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa.
(2)	Refers to Mr. Inderpreet S. Wadhwa and Mr. Harkanwal Singh Wadhwa.
(3)	Azure Power Global Limited has an option to purchase the equity shares, in Azure Power India Private Limited, from the Founders.

The following table sets out our significant subsidiaries on the basis of revenue generated during the fiscal year ended March 31, 2017:

Name	Country of Incorporation	Percentage of Ownership
Azure Power India Private Limited	India	96.3%
Azure Solar Private Limited (Rajasthan 2.1, 2,2)	India	100%
Azure Power Infrastructure Private Ltd (Andhra Pradesh 1)	India	71.42%

D. Property, Plants and Equipment

Our principal executive offices are located at 8, 17, 18, 19 and 20 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India, which occupies approximately 20,410 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased by us from private individuals and entities. The following table sets forth the details of our tangible fixed assets associated with our utility scale power projects as of March 31, 2017.

PROJECTS	Productive Capacity (MW)	Ownership(1)	Location
Punjab 1	2	Leasehold	Punjab 1
Gujarat 1	10	Freehold	Gujarat 1
Rajasthan 1	5	Leasehold	Rajasthan 1
Rajasthan 2	35	Leasehold	Rajasthan 2
Punjab 2	34	Leasehold	Punjab 2
Uttar Pradesh 1	10	Freehold	Uttar Pradesh 1
Karnataka 1	10	Freehold	Karnataka 1
Rajasthan 3	100	Leasehold	Rajasthan 3
Chhattisgarh 1	30	Freehold	Chhattisgarh 1
Karnataka 2	10	Freehold	Karnataka 2
Punjab 3	28	Leasehold	Punjab 3
Rajasthan 4	5	Leasehold	Rajasthan 4
Karnataka 3	130	Freehold	Karnataka 3
Andhra Pradesh 1	50	Freehold	Andhra Pradesh 1
Bihar 1	10	Freehold	Bihar 1
Delhi 1	3	Right to Use	Delhi 1
Maharashtra 1	7	Right to Use	Maharashtra 1
Punjab 4	150	Leasehold	Punjab 4
Andhra Pradesh 2	100	Leasehold	Andhra Pradesh 2
Uttar Pradesh 2	50	Freehold	Uttar Pradesh 2
Telangana 1	100	Freehold	Telangana 1
Andhra Pradesh 3	50	Leasehold	Andhra Pradesh 3
Uttar Pradesh 3	40	Right to Use	Uttar Pradesh 3

(1)	Our leasehold land is typically leased for 25 to 35 years, but our PPAs are generally for a term of 25 years. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for our customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India.

We generate revenue from a mix of leading government entities such as NTPC Vidyut Vyapar Nigam Limited, a subsidiary of NTPC Limited, Delhi Metro Rail Corporation, Indian Railways and the Solar Energy

Corporation of India as well as commercial entities such as Torrent Power Limited, DLF Limited, and Oberoi Hotels. We typically enter into 25 year power purchase agreements, or PPAs with these customers who pay a fixed rate for electricity generated by our solar power plants. Our financial strategy is to build our solar assets with the most efficient cost of capital available to us. Because we have our own engineering, procurement and construction, or EPC, as well as operations and maintenance, or O&M, capabilities, we retain the profit margins associated with those services that other project developers normally pay to third party providers. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

We recognize revenue from solar energy sold to our customers on a per kilowatt hour basis based on the energy actually supplied by our solar power plant. The procurement of solar power by the utilities in the market is primarily driven by the renewable energy purchase obligation imposed on them by the Indian government. Most Indian state and central government electricity regulators establish the rate that utilities pay to buy power in their respective jurisdictions, which we call the benchmark tariff. As a result, the price a customer pays to buy solar energy from us varies depending on the jurisdiction in which the customer is located. The price at which we sell solar energy also depends on our bidding strategy, as most auctions award bids starting from the lowest bidder until the total capacity is awarded. For our commercial PPAs, we sell solar energy at mutually negotiated rates that are lower than the commercial electricity rates charged by the utilities in the markets we serve, which is consistent with our strategy to price our energy lower than the commercial rates. As a result, the price that a commercial customer pays to buy solar energy from us depends on the state in which such customer is located and the prevailing local commercial tariff.

We recognize revenue on a monthly basis from the solar energy kilowatt hours sold to our customers post the installation of the system and approval of the energy grid interconnect connections. The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our revenue from operational solar power plants is lowest in the third quarter and highest in the first quarter of any given fiscal year which ends on March 31.

A significant portion of the cost of our solar power plants consists of solar photovoltaic panels, inverters and other plant equipment. Other less significant costs of our solar power plants include land or leasehold land costs, financing costs and installation costs. Our cost of operations primarily consists of expenses pertaining to operations and maintenance of our solar power plants. These expenses include payroll and related costs for plant maintenance staff, plant maintenance, insurance and, if applicable, lease costs.

Under U.S. GAAP, we depreciate the capital cost of solar power plants over the estimated useful life of 25 years.

We typically fund our projects through a mix of project finance and sponsor equity. We generally raise long term debt financing of approximately 75% of project costs. The remaining 25% of project costs required is met through a mix of cash flow generated from our business and equity proceeds. Our project financing agreements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are met on specified dates. Some of our project finance borrowings are denominated in U.S. dollars and therefore foreign currency exchange rate fluctuations can adversely impact our profitability. Some of our borrowings have variable interest rates and changes in such rates may lead to an adverse effect on our overall cost of capital.

From time to time, we have raised funds through issuance of compulsorily convertible debentures and Series A through I compulsorily convertible preferred shares. We classified our previously outstanding compulsorily convertible debentures and Series E and Series G compulsorily convertible preferred shares as a liability on our consolidated balance sheet. Series A to D, Series F, Series H and Series I compulsorily convertible preferred shares were classified as temporary equity on the consolidated balance sheet till March 31, 2016. Concurrent to the closing of our initial public offering in October 2016, the compulsorily convertible debentures and compulsorily convertible preferred shares were converted into equity shares.

Power Purchase Agreement

The material terms of the PPAs we have entered into and bids we have won as of March 31, 2017 are summarized in the following table.

Operational
Project Names	Commercial Operation Date(1)	Capacity (MW)(10)	Tariff (INR/kWh)		Offtaker	Duration of PPA in Years
Punjab 1	Q4 2009	2	17.91		NTPC Vidyut Vyapar Nigam	25
Punjab 2.1	Q3 2014	15	7.67		Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15	7.97		Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4	8.28		Punjab State Power Corporation Limited	25
Punjab 3.1	Q1 2016	24	7.19		Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4	7.33		Punjab State Power Corporation Limited	25
Punjab 4.1(5)	Q4 2016	50	5.62		Punjab State Power Corporation Limited	25
Punjab 4.2(5)	Q4 2016	50	5.63		Punjab State Power Corporation Limited	25
Punjab 4.3(5)	Q4 2016	50	5.64		Punjab State Power Corporation Limited	25
Gujarat 1.1	Q2 2011	5	15.00	(2)	Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5	15.00	(2)	Gujarat Urja Vikas Nigam Limited	25
Rajasthan 1	Q4 2011	5	11.94		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 3.1	Q2 2015	20	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 3.2	Q2 2015	40	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 3.3	Q2 2015	40	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 4	Q4 2015	5	5.45	(3)	Solar Energy Corporation of India	25
Chhattisgarh 1.1	Q2 2015	10	6.44		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10	6.45		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10	6.46		Chhattisgarh State Power Distribution Company Limited	25
Delhi 1.1	Q4 2015	1	5.43	(3)	Solar Energy Corporation of India	25
Andhra Pradesh 1(4)	Q1 2016	50	5.89	(2)	Southern Power Distribution Company of Andhra Pradesh Limited	25
Uttar Pradesh 1	Q1 2015	10	8.99		Uttar Pradesh Power Corporation Limited	12
Bihar	Q3 2016	10	8.39		North Bihar Power Distribution Company Limited and South Bihar Power Distribution Company Limited	25
Karnataka 1	Q1 2015	10	7.47		Bangalore Electricity Supply Company Limited	25
Karnataka 2	Q1 2016	10	6.66		Bangalore Electricity Supply Company Limited	25
Karnataka 3.1	Q1 2017	50	6.51		Chamundeshwari Electricity Supply Corporation Limited	25
Karnataka 3.2	Q1 2017	40	6.51		Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40	6.51		Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2	5.50	(3)	Ordinance Factory Bhandara	25
Maharashtra 1.2	Q1 2017	5	5.31		Ordinance Factory Ambajhari	25

Total Capacity		627

Project Names	Commercial Operation Date(1)	Capacity (MW)(10)	Tariff (INR/kWh)		Offtaker	Duration of PPA in Years
Under Construction
Delhi 1.2	Q2 2017	2	5.43	(3)	Solar Energy Corporation of India	25
Andhra Pradesh 2	Q2 2017	100	5.12		NTPC Limited	25
Andhra Pradesh 3	Q4 2017	50	4.43	(3)	Solar Energy Corporation of India	25
Uttar Pradesh 2 (5)	Q2 2017	50	4.78		NTPC Limited	25
Uttar Pradesh 3	Q4 2017	40	4.43	(3)	Solar Energy Corporation of India	25
Telangana 1	Q3 2017	100	4.67		NTPC Limited	25

Total Capacity		342

Commercial and Industrial(8)
Project Names	Commercial Operation Date(1)	Capacity (MW)(10)		Offtaker	Duration of PPA in Years
Commissioned
Gujarat Rooftop	2013	2.5		Torrent Power Limited	25
DLF (total)	2013-2016	1.898		DLF Limited	25
Uttar Pradesh Rooftop 1	Q1 2015	0.555		Indosolar Limited	25
Delhi Rooftop 1	Q2 2015	0.056		Delhi Gymkhana Club Limited	25
Delhi Rooftop 2	Q2 2015	0.178		Taj Sats Air Catering Limited	20
Punjab Rooftop 1	Q3 2015	1		JCBL Limited	25
Delhi Rooftop 3	Q2 2016	0.918	(7)	Indraprastha Power Generation Co. Limited	25
Punjab Rooftop 2	Q2 2016	10		Punjab State Power Corporation Limited	25
Oberoi (total)	Q3 2016	0.839		Oberoi Resorts/EIH Limited	15
Delhi Rooftop 4	Q1 2017	6.005	(7)	Delhi Metro Rail Corporation	25

Total Capacity		23.946

Project Names	Commercial Operation Date(1)	Capacity (MW)(11)		Offtaker	Duration of PPA in Years
Under Construction
Odisha Rooftop 1	Q2 2017	4	(7)	Green Energy Development Corporation of Odisha Limited	25
Delhi Rooftop 4	Q3 2017	7.996	(8)	Delhi Metro Rail Corporation	25

Total Capacity		11.996
Committed
Tamil Nadu Rooftop 1		1.200		Pennar Industries Limited	25
Oberoi 2	Q4 2017	0.764		Oberoi Resorts/EIH Limited	15
Punjab Rooftop 3	Q1 2018	0.476		Desh Bhagat University	25
Delhi Rooftop 5	Q2 2018	16	(7)	Delhi Jal Board	25
Indian Railways Rooftop(6)	Q4 2017	46	(9)	Indian Railways	25

Total Capacity		64.44

Total Capacity (all projects)		1,069

Notes:

(1)	Refers to the applicable quarter of the calendar year. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all.
(2)	Current tariff, subject to change — see paragraph below — “tariff structure”.
(3)	Projects are supported by VGF in addition to the tariff — see paragraph below — “VGF for projects”.
(4)	Hanwha Q CELLS Korea holds a non-controlling interest against its investment of INR 216.9 million.
(5)	Hanwha Energy Corporation Singapore Pte. Ltd. holds a non-controlling interest.
(6)	Out of 46 MW awarded; PPAs signed for 23MW.
(7)	Projects are supported by subsidy in addition to the tariff.
(8)	The levellized tariff for the Commercial and Industrial projects is between INR 5.80 to INR 10.62.
(9)	Projects are supported by capital incentive in addition to tariff.
(10)	Capacity as defined by the PPA contract.

Our PPAs typically require certain conditions are met including, among others, that we have obtained all necessary consents and permits, financing arrangements have been made and an agreement has been entered into to provide for the transmission of power. Furthermore, the PPAs contain customary termination provisions and negative and affirmative covenants, including the provision of performance bank guarantees and minimum guarantees of power to be sold and restrictions on changing the controlling shareholder of the project subsidiaries.

Tariff structure

The tariff for Gujrat 1.1 and Gujrat 1.2 is INR 15.0 per kilowatt hour for the first 12 years and INR 5.0 per kilowatt hour for remainder of the contract term. The tariff for Andhra Pradesh 1 is INR 5.89 per kilowatt hour for one year, increasing by 3% each year from the second year to the tenth year and thereafter with the same tariff as that in year ten for the remainder of the 25-year term.

VGF for projects

The VGF for Rajasthan 3.1 project is INR 23.0 million per MW, for Rajasthan 3.2 it is INR 22,0 million per MW, for Rajasthan 3.3 it is INR 13.0 million per MW and Rajasthan 4 it is INR 12.9 million per MW. The VGF for Andhra Pradesh 3 project is INR 7.5 million per MW. The VGF for Maharashtra 1 project is INR 0.9 million per MW. The VGF for Uttar Pradesh 3 is INR 10.0 million per MW. The VGF for Delhi 1 is INR 4.6 million per MW.

Key Operating and Financial Metrics

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of Measurement	FY 2016	FY 2017
Electricity generation(1)	kWh in millions	364.8	617.5
Plant load factor	%	18.1	18.4
Revenue(2)	INR in millions	2,626.1	4,183.0
Cost per MW operating	INR in millions	59.6	49.3
MW operating	MW	336.0	651.0
MW committed	MW	479.0	418.0
MW operating and committed	MW	815.0	1,069.0

(1)	Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.
(2)	Revenue consists of revenue from the sale of power.

Factors that most significantly directly or indirectly affect our overall growth and results of operations, or that cause our historical financial information not to be indicative of future operating results or financial condition, include, but are not limited to, the Indian government’s targets for solar capacity addition and the more gradual decline in solar module prices. The Indian government recently increased its target for solar capacity from 20GW by 2022 to 100GW by 2022. While this trend may lead to us winning more megawatts per year than in prior years, it will also require us to raise additional funding sources if we are to grow in line with these trends.

As for the cost of our system components, we witnessed a steep decline of solar module prices of approximately 82% from 2010 to 2017. Although the pace of this decline has been slowing recently, we expect a general trend of declining solar module prices to continue through fiscal year 2018.

Operating Metrics

Megawatts Operating and Megawatts Committed

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

Megawatts Operating represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

Megawatts Committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed or allotted but not commissioned and operational as of the reporting date.

The following table represents the megawatts operating and megawatts committed as of the end of the respective periods presented:

	As of March 31,
	2016	2017
Megawatts Operating	336.0	651.0
Megawatts Committed	479.0	418.0

Megawatts Operating and Committed	815.0	1,069.0

We are targeting having 1,000 MW to 1,200 MW operating by March 31, 2018. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Item 3. Key Information — D. Risk Factors.”

Plant Load Factor

The plant load factor is the ratio of the actual output of all our solar power plants over the reporting period to their potential output if it were possible for them to operate indefinitely at full rated capacity. The plant load factor is not the same as the availability factor. Our solar power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our plant load factor is a result of seasonality, cloud covers, the daily rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid availability.

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Generally, under the terms of our PPAs, we guarantee a plant load factor of 12%. Plant load factor was 18.4% for fiscal year 2017 compared with 18.1% for fiscal year 2016, primarily due to improved solar radiation and O&M techniques.

	Fiscal Year Ended March 31,
	2016	2017
Plant Load Factor (%)	18.1	18.4

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Fiscal Year Ended March 31,
	2016	2017
Electricity Generation (kilowatt hours in millions)	365	618

Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal reporting and planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt; it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2016	2017
	INR	INR	US$
	(In thousands)
Net loss	(1,654,840)	(1,191,569)	(18,374)
Income tax expense	327,745	892,333	13,760
Interest expense, net	2,058,836	2,371,836	36,574
Depreciation and amortization	687,781	1,046,565	16,138
Loss/(gain) on foreign currency exchange	343,137	(109,128)	(1,683)

Adjusted EBITDA	1,762,659	3,010,037	46,415

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, land or leasehold land, capitalizable financing, and installation costs incurred for operating one megawatt of new solar power plant capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. The project cost per megawatt operating for the fiscal years ended March 31, 2016 and 2017 was INR 59.6 million and INR 49.3 million (US$0.8 million), respectively. The project cost per megawatt has declined as a result of decreasing solar module prices and balance of system costs. We expect project costs to decline during fiscal year 2018.

Nominal Contracted Payments

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed. To calculate the nominal contracted payments, we multiply the contract price per kilowatt hour as per the respective PPA by the estimated annual energy output for the remaining life of the PPA period. In estimating the nominal contracted payments, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all solar projects committed and operating as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the following formula:

E = A * r * H * PR

E = Energy (kWh)

A = Total solar panel Area (m²)

r = Solar panel efficiency (%)

H = Annual global radiation at collector plane

PR = Performance ratio, coefficient for losses (range between 0.50 and 0.95)

Performance ratio is a quantity which represents the ratio of the effectively produced (used) energy to the energy which would be produced by a “perfect” system continuously operating at standard test condition under the same radiation, taking into account losses such as array losses (shadings, incident angle modifier, photovoltaic conversion, module quality, mismatch and wiring) and system losses (inverter efficiency, transformer efficiency and transmission losses).

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses. The technology used for each project is assessed based on geographical conditions of the project, cost economics and the availability of such technology for construction. We assume an annual decrease in rated capacity ranging from 0.5% to 0.7% depending on the technology used, which is based on the specifications given by the manufacturer of the solar panels.

To calculate nominal contracted payments for committed projects, we assume a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, we use the actual full year energy generated net of the annual estimated decrease in rated capacity based on the technology installed. We have used this method of calculation since the inception of all projects, including scheduled price changes where applicable.

If we were to receive government grants under any PPA, such grants would be included as nominal contracted payments in the period when received. We account for VGF as an income-type government grant. The proceeds received from VGF grants upon fulfilment of certain conditions are initially recorded as deferred revenue. This deferred VGF revenue is recognized as sale of power in proportion to (x) the actual sale of solar energy kilowatts during the period to (y) the total estimated sale of solar energy kilowatts during the tenure of the applicable PPA (as described in Note 2(r) to our consolidated financial statements) pursuant to our revenue recognition policy.

Nominal contracted payments is a forward-looking number and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants, payment defaults by our customers or other factors described under the heading “Item 3. Key Information — D. Risk Factors” could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2016	2017
	INR	INR	US$
Nominal contracted payments (in thousands)	207,576,237	255,474,775	3,939,472

	As of March 31,
	2016	2017
Total estimated energy output (kilowatt hours in millions)	34,671	44,677

Nominal contracted payments increased from March 31, 2016 to March 31, 2017 as a result of entering into additional PPAs. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and INR 5.68 per kilowatt hour for fiscal year 2016. The overall trend of solar power tariffs is that the tariffs are declining in line with the solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals our annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting date. In estimating the portfolio run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the formula described above.

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses.

To calculate portfolio run-rate for committed projects, we assume a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, we use the actual full year energy generated net of the annual estimated decrease in rated capacity based on the technology installed. We have used this method of calculation since the inception of all projects, including scheduled price changes where applicable.

Portfolio run-rate is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants or other factors described under the heading “Item 3. Key Information — D. Risk Factors” could cause our actual results to differ materially from our calculation of portfolio run-rate.

The following table sets forth, with respect to our PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2016	2017
	INR	INR	US$
Portfolio Revenue run-rate (in thousands)	9,289,641	11,005,761	169,711

	As of March 31,
	2016	2017
Estimated annual energy output (kilowatt hours in millions)	1,514	1,921

Portfolio run-rate increased from March 31, 2016 to March 31, 2017 as a result of the increase in operational and committed capacity during the period.

Components of Results of Operations

Operating Revenue

Operating revenue consists of solar energy sold to customers under long term PPAs, which generally have a term of 25 years. We have one customer for each solar power plant. Our customers are power distribution companies and, to a lesser extent, commercial and industrial enterprises.

We recognize revenue on a monthly basis based on the solar energy kilowatts actually supplied to our customers multiplied by the rate per kilowatt hour agreed to in the respective PPA. The solar energy kilowatts hours supplied during a month are validated by the customer prior to our billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted plant load factors, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2017, the adjustments have not been significant. The difference between the actual billing and revenue recognized is recorded as deferred revenue.

We recognize revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, the electricity is delivered and collectability is reasonably assured. Revenue from sale of power is recorded net of discounts which, to date, have not been significant.

Cost of Operations (Exclusive of Depreciation and Amortization)

Our cost of operations primarily consists of expenses pertaining to operations and maintenance of our solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and, if applicable, lease costs.

General and Administrative Expenses

Our general and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses. We anticipate that we will incur additional general and administrative costs, including headcount and expansion related costs, to support the growth in our business as well as additional costs of being a public reporting company.

Depreciation and Amortization

Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of our solar power plants and other assets. Leasehold improvements related to solar power plants are amortized over the shorter of the lease term or the underlying period of the PPA for that particular solar power plant. Leasehold improvements related to office facilities are amortized over the shorter of the lease period or the estimated useful life. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Interest Expense, Net

Interest expense, net consists of interest incurred on term loans for projects under our fixed and variable rate financing arrangements and for the period prior to our initial public offering, interest on compulsorily convertible debentures. It also included the deemed interest expense which was payable in the form of a guaranteed return on the compulsorily convertible debentures and the Series E and Series G compulsorily convertible preferred shares which were classified as a liability and were converted to shares simultaneous to our initial public offering. Interest expense also includes bank fees and other borrowing costs, which are typically amortized over the life of the loan using the effective interest rate method. Interest expense is presented net of capitalized financing costs and interest income earned from bank deposits. Interest incurred in connection with a project that has been commissioned is expensed while interest incurred prior to commissioning is capitalized.

Gain/Loss on Foreign Currency Exchange

We are exposed to movements in currency exchange rates, particularly to changes in exchange rates between U.S. dollars and Indian rupees. While our functional currency is the U.S. dollar, the functional currency of AZI is Indian rupees and a portion of AZI’s borrowings from financial institutions are denominated in U.S. dollars. Foreign exchange gain/loss includes the unrealized and realized loss from foreign currency fluctuations on our non-functional currency denominated borrowings.

We also enter into foreign currency option contracts to mitigate and manage the risk of changes in foreign exchange rates on our borrowings denominated in currencies other than our functional currency. These hedges do not qualify as cash flow hedges under Accounting Standards Codification, or ASC, Topic 815, “Derivatives and Hedging.” Changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in loss on foreign currency exchange.

Income Tax Expense

Our income tax expense consists of current and deferred income tax as per applicable jurisdictions in Mauritius, India and the United States. Income tax for our current and prior periods is measured at the amount expected to be recovered from or paid to taxation authorities based on our taxable income or loss for that period.

Deferred income taxes and changes in related valuation allowance, if any, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Internal Control over Financial Reporting

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We may adopt new or revised accounting standards on the relevant dates on which adoption of such standard is required.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have identified certain accounting policies that we believe are the most critical to the presentation of our consolidated financial information over a period of time. These accounting policies may require our management to take decisions on subjective and/or complex matters relating to reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. These would further lead us to estimate the effect of matters that may inherently be uncertain.

The judgment on such estimates and underlying assumptions is based on our experience, historical trends, understanding of the business, industry and various other factors that we believe are reasonable under the circumstances. These form the basis of our judgment on matters that may not be apparent from other available sources of information. In many instances changes in the accounting estimates are likely to occur from period-to-period. Actual results may differ from the estimates. The future financial statement presentation, financial condition, results of operations and cash flows may be affected to the extent that the actual results differ materially from our estimates.

Our significant accounting policies are summarized in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included in this annual report. Our various critical accounting policies and estimates are discussed in the following paragraphs.

Income Taxes

Income tax expense consists of (i) current income tax expense arising from income from operations (ii) deferred income tax expense/(benefit) arising from temporary differences and (iii) income tax expense/(benefits) as a result of certain intercompany transactions.

We use the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The tax rates on reversal of temporary differences might be different from the tax rates used for creation of the respective deferred tax assets/liabilities.

As of March 31, 2016 and 2017, we had net deferred tax assets of INR 34.7 million and INR 31.4 million (US$0.5 million), respectively, and net deferred tax liabilities of INR 470.0 million and INR 1,078.3 million (US$16.6 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with the Financial Accounting Standards Board, or FASB, Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2016 and 2017, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2017, we are claiming tax holiday benefits for three of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

AZI and a subsidiary provide EPC services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. We recognize a portion of income taxes incurred by AZI and the subsidiary providing such services as prepaid income taxes to the extent we will be able to realize the benefit derived from tax deductions availed by the other subsidiaries. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by AZI and the subsidiary. Prepaid income taxes are expensed in the statement of operations in the period the benefit is actually realized by the other group subsidiaries. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in complete reversal of tax expense on such inter-company transactions. Accordingly, while we have never been profitable, we report income tax expenses that fluctuate over the period.

Share Based Compensation

In connection with our initial offering, the stock options granted to the employees have been cancelled at the AZI level and reissued at the Azure Power Global Limited level. For cancellation of the AZI plan, no additional considerations were paid or received from employees. There was no change in the Azure Power Global Limited plan of the employees in the number of options granted to the employees or the exercise price. The options under the Azure Power Global Limited plan were considered as immediate vesting, except for four of the employees.

We account for share options granted to our employees in accordance with ASC Topic 718 — Stock Compensation. Under the fair value recognition provision of such guidance, compensation for share options granted is measured at the grant date, based on the fair value of the options, and is recognized as expense over the vesting period of the option.

Share based compensation expense is recorded net of estimated forfeitures in our consolidated statement of operations under general and administrative expenses and is recorded for only those share options that we expect to vest. These share options have been granted to the employees who are in the corporate or finance department and to other support staff. We estimate the forfeiture rate based on historical forfeitures of share options and adjust the rate to reflect changes in facts and circumstances. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Determining the fair value of share options requires significant judgment. We estimated the fair value of our share options using the Black-Scholes valuation model for awards with service vesting conditions and the Lattice valuation model for awards vesting based on achievement of market conditions. These models require inputs such as the fair value of our equity shares, risk-free interest rate, expected dividend yield, expected term and expected volatility and we have applied these inputs in determining the fair value of the share options as follows:

•	Fair value of our equity shares — we have valued our business on the date of each option grant for the grants issued prior to our initial public offering. Grants issued subsequent to our initial public offering are valued based on the closing equity share price on the date of grant.

•	Risk free interest rate — the risk-free interest rate is based on the yield on Indian treasury bonds prior to IPO and US treasury bond post IPO, the date of grant with the tenor matching the remaining term of the share options.

•	Expected dividend yield — we have never declared or paid any cash dividends on our equity shares and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•	Expected term — the expected term was estimated based on the average between the vesting period and the plan term.

•	Expected volatility — as we have a limited trading history for our equity shares, the expected volatility for our equity shares was estimated by taking the average historical price volatility for companies with similar lines of business based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Companies with similar lines of business consist of several public companies similar in size, which are engaged in similar business sectors in India and worldwide. We have considered a three-year average to be a reasonable estimate of volatility for the purpose of valuation. The volatility is unlevered and then re-levered to adjust for our capital structure. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own equity share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

	Fiscal Year Ended March 31,
	2016	2017
Dividend yield	0.0%	0.0%
Expected term (in years)	5.0-6.8	4.5-7.2
Expected volatility	37.2%-41.6%	31.0%-41.7%
Risk-free interest rate	7.60%-8.08%	2.15%-7.61%

Share based compensation included in general and administrative expenses totaled INR 51.7 million and INR 12.1 million (US$0.2 million), for the fiscal years ended March 31, 2016 and 2017. As of March 31, 2017, we had INR 9.0 million (US$0.1 million) of unrecognized compensation expense which will be recognized over the remaining weighted average vesting period of one year.

A. Results of Operations

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for the fiscal year ended March 31, 2017. The rate used for this translation is INR 64.85 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2017, which is the date of our last reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

	Fiscal Year Ended March 31,
	2015	2016	2017	2017
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$)
	(in thousands)
Operating revenues:
Sale of power	1,124,138	2,626,148	4,182,985	64,502

Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	79,816	190,648	375,787	5,795
General and administrative	425,952	672,841	797,161	12,292
Depreciation and amortization	322,430	687,781	1,046,565	16,138

Total operating costs and expenses:	828,198	1,551,270	2,219,513	34,225

Operating income	295,940	1,074,878	1,963,472	30,277
Other expense:
Interest expense, net	831,790	2,058,836	2,371,836	36,574
Loss (gain) on foreign currency exchange, net	299,628	343,137	(109,128)	(1,683)

Total other expenses	1,131,418	2,401,973	2,262,708	34,891

Loss before income tax	(835,478)	(1,327,095)	(299,236)	(4,614)
Income tax expense	(253,112)	(327,745)	(892,333)	(13,760)

Net loss	(1,088,590)	(1,654,840)	(1,191,569)	(18,374)

Less: Net loss attributable to non-controlling interest	(5,595)	(4,651)	(18,924)	(292)

Net loss attributable to APGL	(1,082,995)	(1,650,189)	(1,172,645)	(18,082)
Accretion to Mezzanine CCPS	(755,207)	(1,347,923)	(235,853)	(3,637)
Accretion to redeemable non-controlling interest	—	(29,825)	(44,073)	(680)

Net loss attributable to APGL equity shareholders	(1,838,202)	(3,027,937)	(1,452,571)	(22,399)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,046)	(1,722)	(111)	(1.72)
Shares used in computing basic and diluted per share amounts:
Weighted average shares	1,758,080	1,758,080	13,040,618	—

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2017 increased by INR 1,556.8 million, or 59%, to INR 4,183.0 million (US$64.5 million) compared to fiscal year ended March 31, 2016. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2017 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2016. These include Andhra Pradesh 1, Punjab 3 and Karnataka 2 solar power projects, which commenced operations during the fourth quarter of fiscal year 2016 and contributed incremental operating revenue of INR 480.3 million, INR 250.7 million and

INR 112.1 million, respectively. Rajasthan 4 project, which commenced operations in the third quarter of fiscal year 2016 and contributed incremental operating revenue of INR 35.8 million, the Rajasthan 3 and Chhattisgarh 1 solar power projects, which commenced operations in the first quarter of fiscal year 2016, and contributed incremental operating revenue of INR 189.6 million and 95.2 million, respectively. In addition, incremental revenue from projects that commenced operations in fiscal year 2017 include, Punjab Rooftop 2 project which commenced operations in the first quarter of fiscal year 2017 and contributed incremental operating revenue of INR 68.8 million, Bihar 1 project which commenced operations in the second quarter of fiscal year 2017 and contributed incremental operating revenue of INR 68.5 million and the Punjab 4 project which commenced operations in the third quarter of fiscal year 2017 and contributed incremental operating revenue of INR 262.4 million.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2017 increased by INR 185.1 million, or 97%, to INR 375.8 million (US$5.8 million) compared to the fiscal year ended March 31, 2016. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by INR 141.9 million and an increase in leasehold rent of INR 36.8 million primarily resulting from increased leased land in connection with our projects during the fiscal year ended March 31, 2017.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2017 increased by INR 124.3 million, or 18%, to INR 797.2 million (US$12.3 million) compared to the fiscal year ended March 31, 2016. This was primarily due to increased travel and business development expenses for new solar power projects of INR 23.6 million, payroll cost of INR 52.7 million, resulting from new hiring and an increase of INR 48.0 million primarily resulting from office rent and related infrastructure costs as the scale of our business has expanded.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2017 increased by INR 358.8 million, or 52%, to INR 1,046.6 million (US$16.1 million) compared to the fiscal year ended March 31, 2016. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2016. These projects include Punjab 3, Karnataka 2 and Andhra Pradesh 1 solar power projects, which commenced operation in the fourth quarter of fiscal year 2016 and resulted in additional depreciation of INR 48.3 million, INR 23.7 million and INR 117.5 million, respectively, Rajasthan 4 solar power project, which commenced operation in the third quarter of fiscal year 2016 and resulted in additional depreciation of INR 7.7 million, Chhattisgarh 1 solar power project, which commenced operation in phases in the first and second quarters of fiscal year 2016 and resulted in additional depreciation of INR 18.0 million and Rajasthan 3 solar power project, which commenced operation in the first quarter of fiscal year 2016 and resulted in additional depreciation of INR 19.7 million.

In addition, we recorded depreciation and amortization expenses for projects that commenced operations during fiscal year end 2017. The projects include Punjab rooftop 2 solar power project, which commenced operation in the first quarter of fiscal year 2017 and resulted in additional depreciation of INR 20.6 million, Bihar 1 solar power project, which commenced operation in the second quarter of fiscal year 2017 and resulted in additional depreciation of INR 16.7 million and Punjab 4 solar power project, which commenced operation in the third quarter of fiscal year 2017 and resulted in additional depreciation of INR 67.0 million.

Interest Expense, Net

Net interest expense during the fiscal year ended March 31, 2017 increased by INR 313.0 million, or 15%, to INR 2,371.8 million (US$36.6 million) compared to the fiscal year ended March 31, 2016.

Interest expense during the fiscal year ended March 31, 2017 increased by INR 438.2 million, or 19%, to INR 2,764.0 million (US$42.6 million). Interest expense increased primarily as a result of interest expenses of INR 891.7 million on borrowings for the Punjab 3, Andhra Pradesh 1, Karnataka 2, Punjab rooftop 2, Bihar 1 and Punjab 4 solar power projects operating during the fiscal year ended March 31, 2017. This was offset by a reduction in interest expense on compulsorily convertible instruments of INR 507.6 million which converted to shares simultaneous to our initial public offering.

Interest income during the fiscal year ended March 31, 2017 increased by INR 125.2 million or 47%, to INR 392.2 million (US$6.0 million) compared to the fiscal year ended March 31, 2016 primarily as a result of an increase in income on term deposits placed during the period of INR 98.3 million and increase in gain on sale of short term investments by INR 26.7 million.

Loss (Gain) on Foreign Currency Exchange

Foreign exchange loss during the fiscal year ended March 31, 2017 improved by INR 452.3 million to a gain of INR 109.1 million (US$1.7 million) compared to the fiscal year ended March 31, 2016. The closing exchange rate of Indian rupees appreciated against the U.S. dollar from INR 66.25 to US$1.00 as of March 31, 2016 to INR 64.85 to US$1.00 as of March 31, 2017. This appreciation of the Indian rupee resulted in an improvement in unrealized and realized foreign exchange gains of INR 465.2 million and INR 25.8 million, on our foreign currency denominated debt and a decrease in unrealized and realized foreign exchange gain of INR 50.8 million and INR 49.5 million, on our derivative instruments, for the fiscal years ended March 31, 2016 and 2017, respectively. There was an additional gain on foreign currency exchange of INR 61.5 million during the fiscal year ended March 31, 2017 on account of a reinstatement of amount payable to vendors.

Income Tax Expense

Income tax expense increased during the fiscal year ended March 31, 2017 by INR 564.6 million to INR 892.3 million (US$13.8 million), compared to the fiscal year ended March 31, 2016.

For the fiscal year ended March 31, 2017, the statutory income tax rate as per the Income Tax Act, 1961 is 34.61%. The current income tax liability for the fiscal year ended March 31, 2017 was INR 509.0 million from INR 28.7 million for the fiscal year ended March 31, 2016. The increase in the effective income tax in the fiscal year ended March 31, 2017 was a result of higher taxable profits generated by AZI in the current period. We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we have never been profitable, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

The increase in our income tax expense was largely attributable to taxable profits generated by AZI. During the fiscal year ended March 31, 2017, we recorded a Indian deferred tax expense of INR 383.2 million, whereas for the fiscal year ended March 31, 2016, we recorded a Indian deferred tax expense of INR 299.1 million. The primary reason for the change in the level of domestic deferred tax asset was due to higher temporary differences reversing in the tax holiday period.

Our tax expenses are further described in Note 11 — Income Taxes to our consolidated financial statements included in this annual report.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Operating Revenue

Operating revenues during the year ended March 31, 2016 increased by INR 1,502.0 million, or 134%, to INR 2,626.1 million (US$40.5 million) compared to the same period in 2015. The principal reasons for the increase in revenue during the year ended March 31, 2016 was the operation of the Uttar Pradesh 1, Punjab 2 and Karnataka 1 solar power projects, which commenced operations in the fourth quarter of fiscal year 2015 and contributed incremental operating revenue of INR 103.4 million, INR 223.1 million and INR 87.6 million, respectively, the operation of the Rajasthan 3.1, 3.2, and 3.3 solar power projects and Chhattisgarh 1 project, which commenced operations in the first quarter of fiscal year 2016, and contributed incremental operating revenue of INR 158.8 million, INR 325.9 million and INR 337.1 million and 200.1 million, respectively. In addition, Rajasthan 4 project commenced operations in the third quarter of fiscal year 2016 and contributed incremental operating revenue of INR 14.9 million and the Punjab 3 project commenced operations in the fourth quarter of fiscal year 2016 and contributed incremental operating revenue of INR 59.7 million.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the year ended March 31, 2016 increased by INR 110.8 million, or 139%, to INR 190.6 million (US$2.9 million) compared to the same period in 2015. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by INR 92.4 million and an increase in leasehold rent of INR 18.4 million primarily resulting from increased leased land in connection with our projects during the year ended March 31, 2016.

General and Administrative Expenses

General and administrative expenses during the year ended March 31, 2016 increased by INR 246.9 million, or 58%, to INR 672.8 million (US$10.4 million) compared to the same period in 2015. This was primarily due to increased professional expenses of INR 86.8 million, which related to professional fees paid for raising capital, travel and business development expenses for new solar power projects of INR 22.3 million, payroll cost of INR 91.7 million, which primarily resulted from new hiring and modification of the stock option plan, increased overheads of INR 13.4 million which primarily resulted from office rent and related infrastructure costs as the scale of our business has expanded and an incremental provision for doubtful debt of INR 32.7 million created in this period.

Depreciation and Amortization

Depreciation and amortization expenses during the year ended March 31, 2016 increased by INR 365.4 million, or 113%, to INR 687.8 million (US$10.6 million) compared to the same period in 2015. The principal reason for the increase in depreciation was the capitalization of the Punjab 2.1, 2.2 and 2.3 projects, which commenced operation in phases from September 2014 through October 2014 and accounted for additional depreciation of INR 38.6 million, Uttar Pradesh 1 and Karnataka 1 projects, which commenced operation in January 2015 and accounted for additional depreciation of INR 37.0 million, Rajasthan 3.1, 3.2 and 3.3 solar power projects, which commenced operation in phases from April 2015 through May 2015 and resulted in additional depreciation of INR 224.6 million, Chhattisgarh 1.1, 1.2 and 1.3 solar power projects, which commenced operation in phases from May 2015 through August 2015 and resulted in additional depreciation of

INR 47.1 million, Rajasthan 4 solar power project, which commenced operation in November 2015 and resulted in additional depreciation of INR 4.6 million and Punjab 3 solar power project, which commenced operation in the fourth quarter of fiscal year 2016 and resulted in additional depreciation of INR 11.5 million.

Interest Expense, Net

Net interest expense during the year ended March 31, 2016 increased by INR 1,227.0 million, or 148%, to INR 2,058.8 million (US$31.7 million) compared to the same period in 2015. Interest expense during the year ended March 31, 2016 increased by INR 1,326.1 million, or 133%, to INR 2,325.8 million (US$35.9 million). Interest expense increased primarily as a result of interest expenses of INR 938.2 million on borrowings for the Punjab 2, Uttar Pradesh 1 and Karnataka 1 solar power projects operating during the year ended March 31, 2016 and Rajasthan 3 and Chhattisgarh 1 solar power project operating in phases starting from April 2015 and INR 326.5 million due to the change in the fair value of our compulsorily convertible instruments and our Series E and G compulsorily convertible preferred shares being classified as liability.

Interest income during the year ended March 31, 2016 increased by INR 99.1 million or 59%, to INR 266.9 million (US$4.1 million) compared to the same period in 2015 primarily as a result of an increase in income on term deposits placed during the period of INR 69.7 million and increase in gain on sale of short term investments by INR 31.4 million.

Loss on Foreign Currency Exchange

Foreign exchange loss during the year ended March 31, 2016 increased by INR 43.5 million to INR 343.1 million (US$5.3 million) compared to the same period in 2015.

The closing exchange rate of Indian rupees depreciated against the U.S. dollar from INR 62.31 to US$1.00 as of March 31, 2015 to INR 66.25 to US$1.00 as of March 31, 2016. This depreciation of the Indian rupee resulted in an increase in unrealized foreign exchange losses of INR 97.6 million on our foreign currency denominated debt and an increase in unrealized foreign exchange loss of INR 3.7 million on our derivative instruments. These foreign exchange losses were partially offset by an increase in realized gains of INR 38.3 million on our foreign currency denominated debt and an increase in realized gains of INR 19.6 million on our foreign currency option contracts.

Income Tax Expense

Income tax expense increased during the year ended March 31, 2016 by INR 74.6 million to INR 327.7 million (US$5.1 million), compared to the same period in 2015.

Our effective income tax rate for the year ended March 31, 2016 was 24.7% as compared to 30.3% for the same period in 2015. The decrease in the effective income tax rate in the year ended March 31, 2016 was a result of lower taxable profits generated by AZI in the current period which provides certain engineering, procurement and construction services to its Indian subsidiaries.

The change in our income tax expense was largely attributable to an increase in our deferred tax expense. During the year ended March 31, 2016, we recorded a Indian deferred tax expense of INR 299.1 million, whereas for the year ended March 31, 2015, we recorded a Indian deferred tax expense of INR 61.1 million. The primary reason for the change in the level of domestic deferred tax asset was due to higher temporary differences reversing in the tax holiday period.

B. Liquidity and Capital Resources

Our holding company does not generate cash from operations in order to fund its expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion on our ability to issue and receive dividends, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information”

Our principal liquidity requirements are to finance current operations, service our debt and support our growth in India. We will continue to use capital in the future to finance the construction of solar power plants. Historically, our operations largely relied on project-level long term borrowings, proceeds from issuance of compulsorily convertible preferred shares and compulsorily convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this annual report may also significantly impact our liquidity.

Liquidity Position

As of March 31, 2017, our liquid assets totaled INR 8,757.5 million (US$135.0 million), which was comprised of cash and current investments available for sale securities. As of March 31, 2017, we carried cash and short term investments of INR 8,508.7 million (US$131.2 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2017, we have such undrawn commitments amounting to INR 16,227.9 million (US$250.2 million) under project-level financing arrangements, all which have a floating interest rate:

We have a term loan from IDBI Bank for the Bihar 1 project for an aggregate principal amount of INR 514.5 million (US$7.9 million) of which INR 51.5 million (US$0.8 million) was undrawn as of March 31, 2017. This loan bears interest at 12.00% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Indian Renewable Energy Development Agency Ltd. for the Punjab Rooftop 2 project for an aggregate principal amount of INR 449.5 million (US$6.9 million), of which INR 74.5 million (US$1.1 million) was undrawn as of March 31, 2017. This loan bears interest at 10.75% and is secured by movable and immovable assets of the project. The term of this loan is 10 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Infrastructure Leasing & Financial Services (IL&FS) for the Andhra Pradesh 2 project for an aggregate principal amount of INR 3,730.0 million (US$57.5 million) of which INR 2,230.0 million (US$34.4 million) was undrawn as of March 31, 2017. This loan bears interest at 12.00% and is secured by movable and immovable assets of the project. The term of this loan is 14 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from IDBI Bank for the Andhra Pradesh 2 project for an aggregate principal amount of INR 2,000.0 million (US$30.8 million) of which INR 1,200.0 million (US$18.5 million) was undrawn as of March 31, 2017. This loan bears interest at 10.75% and is secured by movable and immovable assets of the project. The term of this loan is 19 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Indian Renewable Energy Development Agency Ltd. for the Rajasthan 4 project for an aggregate principal amount of INR 256.6 million (US$4.0 million), of which INR 6.6 million (US$0.1 million) was undrawn as of March 31, 2017. This loan bears interest at 11.40% and is secured by movable and immovable assets of the project. The term of this loan is 13.5 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from International Finance Corporation for the Karnataka 3 project for an aggregate principal amount of INR 1,993.0 million (US$30.7 million), of which INR 1,133.4 million (US$17.5 million) was undrawn as of March 31, 2017. This loan bears interest at 11.42% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the project can be made after meeting the project expenses and debt service requirements.

We have a term loan from Rural Electrification Corporation for the Karnataka 3 projects for an aggregate principal amount of INR 1,993.0 million (US$30.7 million), of which INR 1,222.6 million (US$18.9 million) was undrawn as of March 31, 2017. This loan bears interest at 10.35% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from India Infrastructure Finance Company Limited for the Karnataka 3 projects for an aggregate principal amount of INR 1,540.0 million (US$23.7 million), of which INR 946.8 million (US$14.6 million) was undrawn as of March 31, 2017. This loan bears interest at 10.35% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Karnataka 3 projects for an aggregate principal amount of INR 1,000.0 million (US$15.4 million), of which INR 614.4 million (US$9.5 million) was undrawn as of March 31, 2017. This loan bears interest at 11.75% and is secured by movable and immovable assets of the project. The term of this loan is 17 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Uttar Pradesh 2 project for an aggregate principal amount of INR 2,300.0 million (US$35.5 million), of which INR 1,475.0 million (US$22.7 million) was undrawn as of March 31, 2017. This loan bears interest at 11.00% and is secured by movable and immovable assets of the project. The term of this loan is 18 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Andhra Pradesh 3 project for an aggregate principal amount of INR 2,100.0 million (US$32.4 million), which was undrawn as of March 31, 2017. This loan bears interest at 11.25% and is secured by movable and immovable assets of the project. The term of this loan is 18 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from IndusInd Bank for the Telangana 1 project for an aggregate principal amount of INR 4,610.0 million (US$71.1 million), of which INR 3,610.0 million (US$55.7 million) was undrawn as of March 31, 2017. This loan bears interest at 10.90% and is secured by movable and immovable assets of the project. The term of this loan is 20 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from IndusInd Bank for the Delhi Rooftop 4 project for an aggregate principal amount of INR 558.0 million (US$8.6 million), of which INR 296.6 million (US$4.6 million) was undrawn as of March 31, 2017. This loan bears interest at 11.20% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Maharashtra 1 project for an aggregate principal amount of INR 375.0 million (US$5.8 million), of which INR 18.8 million (US$0.3 million) was undrawn as of March 31, 2017. This loan bears interest at 11.25% and is secured by movable and immovable assets of the project. The term of this loan is 16 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from Overseas Private Investment Corporation for rooftop projects for an aggregate principal amount of INR 1,296.8 million (US$20.0 million), of which INR 1,247.7 million (US$19.2 million) was undrawn as of March 31, 2017. This loan bears interest at 4.42% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

Generally, under the terms of the loan agreements entered into by our project subsidiaries, the project subsidiaries are restricted from paying dividends to AZI if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of AZI’s project subsidiaries also may not pay dividends to AZI out of restricted cash.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2017 consist of project financing arrangements and other borrowings.

Compulsorily Convertible Preferred Shares

Through December 31, 2016, we had raised funds totalling INR 9,381.3 million (US$144.7 million), net of related costs, through the issuance of Series A to Series I compulsorily convertible preferred shares. Series A to Series D, Series F, Series H and Series I compulsorily convertible preferred shares had been classified in temporary equity in our consolidated balance sheet because these preference shareholders had a right to convert their shares into a fixed number of equity shares. Series E and Series G compulsorily convertible preferred shares had been classified as a liability because Series E and Series G preference shareholders have a right to convert their shares into a variable number of equity shares to give them their required returns.

All series of the compulsorily convertible preferred shares were convertible into equity shares either on the respective maturity date or on the occurrence of specific events based on the terms of respective agreements. In addition, the Series A to D, Series F, Series H and Series I compulsorily convertible preference shareholders had a right to convert into equity shares at any point from the date of the respective issuance. Pursuant to the initial public offering, Series A to D, Series F, Series H and Series I compulsorily convertible preference shareholders were converted into equity shares and were issued 14,635,882 equity shares and the Series E and Series G compulsorily convertible preference shareholders were issued 1,286,598 equity shares. The Compulsorily Convertible Preferred Shares were classified as Mezzanine CCPS in accordance with ASC Topic 480 and ASC Topic 815.

The Mezzanine CCPS were accreted to their buyback value through February 26, 2016, so that the carrying amount will equal the mandatory redemption at each date. Subsequently, we entered into an agreement to extend the buyback date to December 31, 2016, without increasing the buyback value for the Mezzanine CCPS. For Series H and Series I compulsorily convertible preferred shares, redemption value increased by 8% per annum and accretion has been undertaken until October 12, 2016.

The Series E and Series G compulsorily convertible preferred shares were classified as a current liability, as of March 31, 2016, of INR 1,542.0 million (US$23.8 million), as these instruments had a redemption date of December 31, 2016.

Compulsorily Convertible Debentures

The Company had raised funds through the issuance of compulsorily convertible debentures at coupon rates ranging from 0% to 10% and maturing on various dates from December 2030 to June 2034. Until the date of the initial public offering in October 2016, the Company had raised funds totalling INR 1,182.0 million (US$18.2 million), Pursuant to our initial offering, the debenture-holders were issued 1,826,305 such number of equity shares so as to provide them a required return 18.4% per annum to 20.0% per annum.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. At March 31, 2017, these borrowings had annual interest rates ranging from 4.07% to 6.43% for foreign currency loans and from 10.50% to 12.50% for Indian rupee term loans and 13.00% for short term loans. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2017:

	Outstanding Principal Amount			Type of Interest	Currency	Maturity Date(1)
Name of Project	INR		US$
	(In thousands)
Punjab 1	202,671		3,125	Fixed	US$	2024
Punjab 2	1,696,500		26,160	Floating	INR	2030
Gujarat 1	1,122,926		17,316	Fixed	US$	2025
Gujarat rooftop	114,417		1,764	Floating	INR	2028
Rajasthan 1	783,162		12,077	Fixed	US$	2028
Rajasthan 2	3,339,329		51,493	Fixed	US$	2031
Uttar Pradesh 1	495,550		7,641	Floating	INR	2026
Rooftop Projects(2)	217,064		3,347	Floating	INR	2028
Karnataka 1	543,114		8,375	Floating	INR	2030
Rajasthan 3.1	902,132		13,911	Floating	INR	2028
Rajasthan 3.2	1,712,099		26,401	Floating	INR	2030
Rajasthan 3.3	1,845,640		28,460	Floating	INR	2028
Punjab 3.1 and 3.2	1,544,800		23,821	Floating	INR	2030
Rajasthan 4	236,252		3,643	Floating	INR	2028
Chhattisgarh 1.1,1.2 & 1.3	1,505,260		23,211	Floating	INR	2029
Bihar 1	448,350		6,914	Floating	INR	2031
Karnataka 2	538,100		8,298	Floating	INR	2031
Andhra Pradesh 1	2,562,300		39,511	Floating	INR	2034
Punjab Rooftop 2	375,000		5,783	Floating	INR	2026
Karnataka 3.2	1,293,472		19,946	Floating	INR	2031
Karnataka 3.3	1,315,371		20,283	Floating	INR	2031
Punjab 4	5,981,800		92,241	Floating	INR	2034
Delhi Rooftop 4	261,400		4,031	Floating	INR	2031
Maharashtra 1.1 & 1.2	356,250		5,493	Floating	INR	2032
Uttar Pradesh 2	825,000		12,722	Floating	INR	2034
Telangana 1	1,000,000		15,420	Floating	INR	2036
Andhra Pradesh 2	2,300,000		35,466	Floating	INR	2036
Andhra Pradesh 2 (Bridge Loan)	2,500,000		38,551	Floating	INR	2018
Oberoi Rooftop	49,077		757	Floating	INR	2030

Total	36,067,036	(3)	556,161

(1)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.

(2)	Rooftop Projects includes DLF (total), Uttar Pradesh Rooftop 1, Delhi Rooftop 1, Delhi Rooftop 2 and Delhi Rooftop 3.
(3)	Excludes ancillary cost of borrowing of INR 909.3 million (US$14.0 million), presented in the financials on net basis.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, and in three cases is also supported by personal guarantees issued by Mr. Inderpreet Singh Wadhwa (our chairman of the board of directors and chief executive officer) and Mr. Harkanwal Singh Wadhwa (our director and chief operating officer), as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance. For principal and interest payments on our debt outstanding as of March 31, 2017, refer to Contractual Obligations and Commercial Commitments included elsewhere in this annual report.

Capital Expenditures

As of March 31, 2017, we operated 32 utility scale projects and several commercial rooftop projects with a combined rated capacity of 651 MW. As of such date, we were also constructing eight projects with a combined rated capacity of 354 MW and had an additional 64 MW of projects committed.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and

(ii)	Working capital spent for building a pipeline for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 15,421.5 million (US$237.8 million) for the fiscal year ended March 31, 2017, primarily, for the Punjab 4, Karnataka 3, Bihar 1, Maharashtra 1, Delhi 3 and 4 rooftop, Oberoi rooftop and Punjab rooftop 2 projects.

Cash Flow Discussion

We use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. It does not include restricted cash which consists of cash balances restricted as to withdrawal or usage and relate to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under our loan agreements.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2016	2017		Change
	INR	INR	US$	INR
	(In thousands)
Cash flow data
Net cash provided by (used in) operating activities	733,868	(27,190)	(421)	(761,058)
Net cash used in investing activities	(9,159,046)	(21,944,262)	(338,385)	(12,785,216)
Net cash provided by financing activities	9,465,659	24,331,507	375,196	14,865,848

Operating Activities

During the fiscal year ended March 31, 2017, we utilized INR 27.2 million (US$0.4 million) of cash in operating activities. This cash outflow primarily resulted from a net loss during the fiscal year ended March 31, 2017 of INR 1,191.6 million reduced by non-cash items including deferred income taxes of INR 383.3 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 164.2 million, amortization of deferred finance costs of INR 114.1 million, and depreciation and amortization of INR 1,046.6 million, offset by realized and unrealized foreign exchange gain, net of INR 109.1 million resulting from appreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 333.9 million increase in other liabilities, a INR 193.3 million increase in deferred revenue, a INR 63.2 million increase in interest payable, a INR 18.9 million increase in accounts payable, offset by a INR 581.9 million increase in accounts receivable, a INR 344.6 million increase in other assets primarily in connection with prepaid taxes, land use rights and interest receivable, and a INR 122.9 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the fiscal year ended March 31, 2016, we generated INR 733.9 million (US$11.3 million) of cash in operating activities. This cash inflow primarily resulted from a net loss during the fiscal year ended March 31, 2016 of INR 1,654.8 million reduced by non-cash items including deferred income taxes of INR 299.1 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 671.8 million, depreciation and amortization of INR 687.8 million and realized and unrealized foreign exchange loss, net of INR 343.1 million resulting from depreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 126.8 million increase in accounts payable, a INR 952.6 million increase in deferred revenue and a INR 70.2 million increase in interest payable offset by a INR 353.2 million increase in accounts receivable, a INR 325.4 million increase in other assets primarily in connection with advances paid to suppliers and contractors and a INR 119.2 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2017, we utilized INR 21,944.3 million (US$338.4 million) in our investing activities. This cash outflow was primarily due to INR 15,421.5 million incurred to purchase property, plant and equipment primarily related to the construction of our Punjab 4.1, 4.2 and 4.3 solar power projects, Karnataka 3.1, 3.2 and 3.3 solar power projects, Bihar 1 solar power project and Punjab rooftop 2 solar power project in addition to a net purchase of INR 3,192.7 million of available-for-sale non-current investments and a net addition of INR 3,318.9 million to restricted cash, in the form of term deposit.

During the fiscal year ended March 31, 2016, we utilized INR 9,159.0 million (US$141.2 million) in our investing activities. This cash outflow was primarily due to INR 9,097.0 million incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 3.1, 3.2 and 3.3 solar power projects, Chhattisgarh 1.1 and 1.2 solar power projects, Punjab 3.1 and 3.2 solar power projects, Karnataka 1 solar power projects and Andhra Pradesh 1 solar power projects offset by a net sale of INR 50.7 million of available-for-sale non-current investments. In addition, we raised cash amounting to INR 316.9 million from the sale of redeemable non-controlling interests.

Financing Activities

During the fiscal year ended March 31, 2017, we generated INR 24,331.5 million (US$375.2 million) from financing activities. This cash inflow was primarily due to new loan proceeds of INR 20,993.7 million in the form of term loans from banks for our Punjab 4, Karnataka 3, Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Bihar1 and Punjab rooftop 2 solar power plants, INR 1,338.0 million from the contribution by non-controlling interest holders and INR 9,315.6 million proceeds from Series I compulsorily convertible preferred shares, initial public offering and concurrent private placement. These inflows were offset in part by INR 6,373.2 million in repayment of loans, and INR 942.8 million incurred for the public issue.

During the fiscal year ended March 31, 2016, we generated INR 9,465.7 million (US$146.0 million) from financing activities. This cash inflow was primarily due to new loan proceeds of INR 8,727.9 million in the form of term loans from banks for our Rajasthan 3, Chhattisgarh 1, Punjab 3, Andhra Pradesh 1 and Rajasthan 4 solar power plants and INR 4,237.4 million proceeds from Series G and Series H compulsorily convertible preferred shares. These inflows were offset in part by INR 3,490.8 million in repayment of loans.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

The following table reflects the changes in cash flows for the comparative periods:

	For the Year Ended March 31,
	2015	2016		Change
	INR	INR	US$	INR
	(In thousands)
Cash flow data
Net cash provided (used in) by operating activities	(176,680)	733,868	11,316	910,548
Net cash (used in) investing activities	(9,050,994)	(9,159,046)	(141,234)	(108,052)
Net cash provided by financing activities	9,672,089	9,465,659	145,962	(206,430)

Operating Activities

During the fiscal year ended March 31, 2016, we generated INR 733.9 million (US$11.3 million) of cash in operating activities. This cash inflow primarily resulted from a net loss during the year ended March 31, 2016 of INR 1,654.8 million reduced by non-cash items including deferred income taxes of INR 299.1 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 671.8 million, depreciation and amortization of INR 687.8 million and realized and unrealized foreign exchange loss, net of INR 343.1 million resulting from depreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 126.8 million increase in accounts payable, a INR 952.6 million increase in deferred revenue and a INR 70.2 million increase in interest payable offset by a INR 353.2 million increase in accounts receivable, a INR 325.4 million increase in other assets primarily in connection with advances paid to suppliers and contractors and a INR 119.2 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the fiscal year ended March 31, 2015, we utilized INR 176.7 million (US$2.7 million) of cash in operating activities. This cash outflow primarily resulted from a net loss during the year ended March 31, 2015 of INR 1,088.6 million reduced by non-cash items including change in fair value of compulsorily convertible debentures and Series E compulsorily convertible preferred shares of INR 286.3 million, depreciation and amortization of INR 322.4 million and realized and unrealized foreign exchange loss, net of INR 299.6 million resulting from depreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 334.5 million increase in other liabilities primarily in connection with obligations to suppliers and contractors, a INR 241.1 million increase in other assets primarily in connection with advances paid to suppliers and contractors, and a INR 118.3 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2016, we utilized INR 9,159.0 million (US$141.2 million) in our investing activities. This cash outflow was primarily due to INR 9,097.0 million incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 3.1, 3.2 and 3.3 solar power projects, Chhattisgarh 1.1 and 1.2 solar power projects, Punjab 3.1 and 3.2 solar power projects, Karnataka 1 solar power projects and Andhra Pradesh 1 solar power projects offset by a net sale of INR 45.4 million of available-for-sale non-current investments. In addition, we raised cash amounting to INR 316.9 million from the sale of redeemable non-controlling interests.

During the year ended March 31, 2015, we utilized INR 9,051.0 million (US$139.6 million) in investing activities. This cash outflow was primarily due to INR 8,426.0 million incurred to purchase property, plant and equipment primarily related to the construction of our Punjab 2.1, 2.2 and 2.3, Uttar Pradesh 1 and Karnataka 1 solar power projects and the purchase of term deposits for INR 624.5 million, offset in part by a net sale of INR 13.9 million of available-for-sale non-current investments.

Financing Activities

During the year ended March 31, 2016, we generated INR 9,465.7 million (US$146.0 million) from financing activities. This cash inflow was primarily due to new loan proceeds of INR 8,727.9 million in the form of term loans from banks for our Rajasthan 3, Chhattisgarh 1, Punjab 3, Andhra Pradesh 1 and Rajasthan 4 solar power plants and INR 4,237.4 million proceeds from Series G and Series H compulsorily convertible preferred shares. These inflows were offset in part by INR 3,490.8 million in repayment of loans.

During the fiscal year ended March 31, 2015, we generated INR 9,672.1 million (US$149.1 million) of cash from our financing activities. This cash inflow was primarily due to new loans with proceeds of INR 8,399.0 million in the form of term loans from banks for our Punjab 2, Uttar Pradesh 1 and Karnataka 1 solar power projects, proceeds of INR 1,549.0 million through the issue of 138,333 shares of Series F compulsorily convertible preferred shares and INR 180.0 million from the issuance of compulsorily convertible debentures. These inflows were offset in part by INR 452.9 million in repayment of loans during the year and INR 3.0 million of expenses incurred in connection with this offering.

C. Research and Development

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March 31, 2017, we had four patent applications under process. The patent applications include our real time and pre-paid solar power module, which enables automated services such as solar energy generation and provisioning, maintenance and billing and our manual solar tracking system, which allows us to remotely control our solar panels to follow the movement of the sun. Other two patent applications include a thin film photovoltaic mounting assembly and a network operation and control center that allows us to monitor project performance in real time.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees totaling INR 1,534.7 million (US$23.7 million) as of March 31, 2017. We have also given guarantees as a part of the bidding process for setting up of solar power plants amounting to INR 1,092.0 million (US$16.8 million) as of March 31, 2017. We are not party to any other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2017.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(in thousands)
Contractual cash obligations
Long-term debt (principal)(1)	1,622,519	4,274,640	5,236,824	22,433,053	33,567,036
Long-term debt (interest)(2)	2,612,822	5,048,157	4,424,842	11,451,754	23,537,575
Operating lease obligations	66,652	130,901	132,820	2,955,614	3,285,987
Purchase obligations(3)	3,575,849	—	—	—	3,575,849
Asset retirement obligations	—	—	—	242,980	242,980
Total contractual obligations (INR)	7,877,842	9,453,698	9,794,486	37,083,401	64,209,427
Total contractual obligations (US$)	121,478	145,778	151,033	571,833	990,122

(1)	The long-term debt includes project secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 31, 2017 as per Reserve Bank of India.
(2)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(3)	Consists of asset purchase commitment for construction of solar power plants.

G. Safe harbor

This information contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “intend”, “expect”, “seek”, “anticipate”, “estimate”, “believe”, “could”, “plan”, “project”, “predict”, “continue”, “future”, “forecast”, “target”, “guideline” or other similar words or expressions. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but not limited to:

•	the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity;

•	changes in tariffs at which long term PPAs are entered into;

•	changes in policies and regulations including net metering and interconnection limits or caps;

•	the availability of rebates, tax credits and other incentives;

•	the availability of solar panels and other raw materials;

•	our limited operating history, particularly as a new public company;

•	our ability to attract and retain our relationships with third parties, including our solar partners;

•	our ability to meet the covenants in our debt facilities;

•	meteorological conditions; and

•	such other risks identified in the registration statements and reports that we have file with the U.S. Securities and Exchange Commission, or SEC, from time to time.

All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Recent Accounting Pronouncements

Beginning April 1, 2017, the Company has irrevocably elected to follow public company effective dates for new accounting pronouncements.

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which comprises of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. The deferral resulted in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 (April 1, 2018 for the Company). The Company has the option of adopting the new revenue standard using either one of two methods: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospectively with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09.

The Company is in the process of evaluating the impact of the standard update. The ultimate impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms of contractual arrangements. The Company also continues to evaluate the available transition methods and its contractual arrangements. The Company’s considerations include, but are not limited to, the comparability of its financial statements and the comparability within its industry from application of the new standard to its contractual arrangements. The Company plans to select a transition method by December 2017. The Company has established an implementation team to implement the standard update related to the recognition of revenue from contracts with customers. The Company continues to evaluate the changes to accounting system and processes, and additional disclosure requirements that may be necessary.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For leases that were formerly classified as operating, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 (April 1, 2019 for the Company), including interim periods within those fiscal years using the modified retrospective method, which will require adjustment to all comparative periods presented in the consolidated financial statements. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements and the approach to be used.

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016 (April 1, 2017 for the Company), including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments are an improvement to GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, to require the recognition of the income tax effects from an intra-entity transfer of an asset other than inventory. The ASU is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adoption of the ASU is based on a modified retrospective method. The Company intends to early adopt the ASU fiscal year beginning April 1, 2017 and early adoption will result in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realised by the subsidiary outside of the tax holiday period. The Company believes on early adoption of this guidance, tax expense is expected to be lower and accordingly its profit after tax is likely to increase as it will result in recognition of deferred tax assets on intra-entity transfer of assets is likely to be higher than the prepaid taxes it could have recognize earlier.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows — Restricted cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this update require that a statement of cash flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 31, 2017 (April 1, 2018 for the Company) and interim periods within those annual periods. Early adoption is permitted with an adjustment reflected as of the beginning of the fiscal year in which the amendment is adoption. The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following discussion sets forth information regarding our directors and senior management as of the date of this annual report. Our Board of Directors is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our directors’ and officers’ business experience.

Mr. Sanjeev Aggarwal was nominated as a director by Helion Venture Partners, Mr. Barney S. Rush was nominated as a director by IFC GIF Investment Company and Mr Cyril Cabanes was nominated by Caisse de dépôt et placement du Québec (CDPQ). Additionally, one of our directors, Mr. William B. Elmore resigned in March 2017.

None of our officers and directors are related, except Mr. Harkanwal S. Wadhwa and Mr. Inderpreet S. Wadhwa. Mr. Harkanwal S. Wadhwa is the father of Mr. Inderpreet S. Wadhwa.

Mr. Eric Ng Yim On and Mr. Muhammad Khalid Peyrye are executives of AAA Global Services Ltd., which provides incorporation, corporate secretarial and governance services to us.

Name	Age	Position
Directors:
Inderpreet Singh Wadhwa	44	Chairman of the Board of Directors and Chief Executive Officer
Harkanwal Singh Wadhwa	72	Director and Chief Operating Officer
Robert Kelly	59	Director
Sanjeev Aggarwal	57	Director
Barney S. Rush	65	Director
Arno Harris	47	Director
Cyril Sebastien Dominique Cabanes	42	Director
Eric Ng Yim On	49	Director
Muhammad Khalid Peyrye	38	Director

Senior Management:
Surendra Kumar Gupta	64	Chief Financial Officer
Preet Sandhu	48	Executive Vice President
Mohor Sen	67	Chief Administration Officer

Directors

Inderpreet Singh Wadhwa, one of our founders, has been our chief executive officer and a member of our Board of Directors since January 2015, has been the chief executive officer and director of AZI since

November 2008 and was elected as the Chairman of the Board of Directors in June 2017. He has over 20 years of experience in technology and infrastructure businesses. Prior to founding AZI, Mr. Wadhwa previously served as a vice president of Loyalty Lab and a senior director of Oracle Corporation. Mr. Wadhwa received his Bachelor’s degree in Electronics Engineering in 1994 from Guru Nanak Dev University (Punjab). He also graduated from Haas School of Business at University of California Berkeley in 2002.

We believe Mr. Wadhwa is qualified to serve as the Chairman of our Board of Directors because of his extensive experience in infrastructure projects and prior board service as a director of AZI.

Harkanwal Singh Wadhwa has been a member of our Board of Directors since August 2015 and has been a director and chief operating officer of AZI since November 2008. He heads the utilities business unit of the organization and focuses on project development and the internal operations of the company. Prior to joining AZI, Mr. Wadhwa served as chief managing director of National Insurance Limited, India’s largest public insurance organization. He has over 40 years of experience in the financial services industry in India. He served and/or serves on the boards of General Insurance Corporation of India, India International Insurance Private Limited and Loss Prevention Association of India Limited and has extensive experience with the regulatory framework in India. Mr. Wadhwa received his Bachelors of Arts degree from Punjab University in 1963.

We believe Mr. Wadhwa is qualified to serve as a member of our Board of Directors because of his excellent operations and management skills.

Robert Kelly has been a member of our Board of Directors since September 2015 and has been a director of AZI since December 2014. From October 2011 to August 2014, he served as the chief financial officer of SolarCity Corporation in San Mateo, California. From August 2009 to October 2011, he served as chief financial officer of Calera Corporation, a clean technology company. Prior to that, he served as an independent consultant providing financial advice to retail energy providers and power developers and also served in various senior leadership roles at Westinghouse Credit Corporation, Lloyds Bank and The Bank of Nova Scotia. Mr. Kelly served as chief financial officer and executive vice president of Calpine Corporation, an independent power producer, from March 2002 to November 2005, as president of Calpine Finance Company from March 2001 to November 2005, and held various financial management roles with Calpine from 1991 to 2001. Mr. Kelly is also a member of the Board of Directors of Solar Mosaic Inc., a U.S. residential solar lending platform, and Solix Algrediants, Inc. a specialty algae products company for the nutrition and personal care markets. He holds a Bachelor’s degree in Commerce from Memorial University of Newfoundland and an MBA from Dalhousie University, Canada.

We believe Mr. Kelly is qualified to serve as a member of our Board of Directors because of his extensive business experience, relationships with financial institutions and solar companies and prior board service.

Cyril Cabanes has been a member of our board of directors since December 2016. He is currently the Vice-President, Head of Infrastructure Transactions, Asia-Pacific at Caisse de dépôt et placement du Québec (CDPQ). He has over 19 years of experience across all facets of infrastructure transactions including acquisitions, financing and fundraising. This includes his term at Marubeni Corp., where he led the Asian IPP investment team in Singapore. Previously, Cyril was Director and Portfolio Manager at Deutsche Bank, where he was responsible for acquisitions, capital raising and product development for Asia-Pacific. Prior to that, Cyril spent 10 years in investment banking and financial markets with RBS, BNP Paribas and UBS. Cyril holds a Masters from ESCP-Europe and an MBA from Drexel University

We believe Mr. Cabanes is qualified to serve as a member of our board of directors because of his extensive experience with the infrastructure sector.

Sanjeev Aggarwal has been a member of our Board of Directors since September 2015 and has been a director of AZI since November 2008. Mr. Aggarwal is a co-founder of Helion Venture Partners and has served on the boards of Amba Research, MakeMyTrip Limited and UnitedLex Corporation. Prior to Helion Venture Partners, Mr. Aggarwal was the founder and chief executive officer of Daksh. Earlier, he worked for 15 years with leading technology companies serving the domestic Indian market. Mr. Aggarwal led the strategic initiatives at Motorola India and has worked with Digital Equipment Corporation in delivering technology solutions. He has also served as the chief executive officer of 3COM India.

We believe Mr. Aggarwal is qualified to serve as a member of our Board of Directors because of his extensive business experience in the financial industry, relationships with investment firms and prior board service as a director of AZI.

Barney S. Rush has been a member of our Board of Directors since January 2016. He has served on the board of ISO — New England, the electric grid and wholesale market operator for six U.S. states, since October 2013. Since November 2015, he has also been the Senior Representative of Fieldstone Africa, an investment bank raising capital for power projects in Africa. From July 2010 to December 2013, he served as an Operating Partner at Denham Capital Management, L.P., and from July 2003 to November 2009, he served as the CEO of H2Gen Innovations, Inc., a venture capital backed start-up which developed and manufactured skid-mounted hydrogen generators. In addition, Mr. Rush was Group CEO of Mirant Europe and Chairman of the Supervisory Board of Bewag, the electric utility serving Berlin, Germany, from August 1999 to May 2002. Mr. Rush holds a Bachelor’s degree in Social Studies from Harvard College and a Master’s degree in Public Affairs from Woodrow Wilson School of Princeton University.

We believe Mr. Rush is qualified to serve as a member of our Board of Directors because of his extensive business experience in clean-tech and alternative energy industries.

Arno Harris has been a member of our Board of Directors since May 2016. He currently serves as chairman emeritus of the Solar Energy Industry Association and as a board member of Advanced Energy Economy Institute. He founded Recurrent Energy, LLC, in 2006 and held the position of CEO until March 30, 2015, growing it into one of North America’s largest solar project developers before selling the company to Canadian Solar Inc. Prior to his work at Recurrent Energy, LLC, he was CEO of Prevalent Power, Inc. and El Solutions, Inc. (now Suntech Energy Solutions) in addition to founding RedEnvelope, WineShopper.com, and Novo Media Group. Mr. Harris holds a Bachelor’s degree in English Literature from the University of California, Berkeley.

We believe Mr. Harris is qualified to serve as a member of our Board of Directors because of his extensive experience with clean-tech and his widespread background in marketing, sales, and consulting.

Eric Ng Yim On was appointed to our Board of Directors in January 2015 and is one of our resident directors in Mauritius. Mr. Ng has been the chief executive officer of AAA Global Services Ltd. since 2006. Prior to founding AAA Global Services Ltd., Mr. Ng worked for several years with a leading public company listed on the Stock Exchange of Mauritius and served on the board of the holding company as well as its subsidiary companies. Mr. Ng completed his secondary education at the Royal College Curepipe in Mauritius and holds various professional qualifications and memberships, including being a member of the Institute of Chartered Accountants of England and Wales, a member of the International Fiscal Association (Mauritius Branch) and a member of the Mauritius Institute of Professional Accountants.

We believe Mr. Ng is qualified to serve as a member of our Board of Directors because of his extensive experience with public companies and because he is a resident of Mauritius, and two of the members of our Board of Directors are required to be residents of Mauritius under the terms of our Constitution.

Muhammad Khalid Peyrye was appointed to our Board of Directors in January 2015 and is one of our resident directors in Mauritius. Mr. Peyrye is an executive of AAA Global Services Ltd., having joined the organization in 2007. Prior to joining AAA Global Services Ltd., Mr. Peyrye worked for several years with a leading financial services company and accountancy firm. Mr. Peyrye received his Bachelor’s degree in Law and Management from the University of Mauritius. He has been involved extensively on company formations, company administration, cross-border investment activities and corporate organizational transactions such as mergers and acquisitions and winding-up of companies. In addition to serving as director on the board of several companies in Mauritius, Mr. Peyrye has, in his career, been involved as money laundering reporting officer and compliance officer of various companies involved in the financial services sector.

We believe Mr. Peyrye is qualified to serve as a member of our Board of Directors because of his extensive experience with companies having public accountability and because he is a resident of Mauritius, and two of the members of our Board of Directors are required to be residents of Mauritius under the terms of our Constitution.

Executive Officers

Surendra Kumar Gupta is the chief financial officer and heads the finance and operations along with commercial and industrial business unit (C&I) of the Company. He has over 38 years of international and domestic experience covering strategic business planning, managing business operations and corporate finance. Prior to joining the Company, Mr. Gupta served as the group chief financial officer for Al-Suwaidi Holding Company Limited, a company involved in providing engineering, procurement, construction and maintenance services to Saudi Arabia’s predominant oil and gas industry, from 2007 to 2010. Mr. Gupta received his Bachelor’s degree in Commerce in 1972 from Delhi University. He is a chartered accountant and has been a member of the Institute of Chartered Accountants of India since January 1977.

Preet Sandhu is an executive vice president and heads the Infra business unit of the Company, which covers engineering, procurement, supply chain management, R&D, quality and safety, health and environment. He has over 20 years of experience in civil construction and project development in regulated sectors in India with expertise in transportation, energy and land development. Mr. Sandhu manages engineering and construction for AZI’s projects.

Mohor Sen is the chief administration officer and heads the shared service division of the Company, which covers human resources, marketing and communication, IT and corporate operations of the Company. Mr. Sen has over 40 years of experience working and consulting for corporations in areas including project management, human resources, organizational development and strategic communications. Prior to joining the Company, Mr. Sen provided consulting services to AZI from January 2013 to January 2014. Prior to that, from 2008 to 2013, he provided consulting services to other companies in India, including Reinforced Earth Company and Geopetro International Holding Inc. Mr. Sen received his Bachelor’s degree in Technology from the Indian Institute of Technology Delhi and a Masters of Science from the University of Manchester in the United Kingdom.

B. Compensation

Director Compensation

During fiscal year 2017, we paid cash compensation to Mr. Inderpreet S. Wadhwa and Mr. Harkanwal S. Wadhwa and also granted non-cash compensation to our employees and Directors, in the form of stock options. All options previously granted to employees under the AZI’s employee stock option plan and Employee Stock Option Plan 2015 have been transferred and replaced by options issued pursuant to our 2016 Equity Incentive Plan. The options outstanding as of March 31, 2017 are disclosed separately in the table under “Item 6 — Directors, Senior Management and Employees — B. Compensation—Outstanding Options for Directors and Senior Management.”

Officer Compensation

For the fiscal year 2017, the aggregate compensation (including directors’ fees, but excluding grants of stock option to our directors and executive officers included in the list under the heading — “Item 6A —

Directors, Senior Management and Employees — A. Directors and senior management” was INR 95.1 million (US$1.50 million). Our agreements with each of the members of senior management are listed under the heading “Employment Agreement”. Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our Directors and Senior Management.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2017, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for executive officers was INR 3.2 million (US$0.1 million).

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of the base salary of an employee is contributed both by employer and employee in a fund with government/trust with company.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on his superannuation or on his retirement or on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability due to accident or disease. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary based on the last drawn salary for every completed year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed INR 1,000,000.

Leave Encashment Policy

Under AZI’s leave encashment policy, an employee is entitled to receive a payment in exchange for any accrued leave of absence exceeding 45 days that is outstanding as of April 1 of each fiscal year. Such payment shall be made to the employee by April 30 of that year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days if the employee has spent at least 240 working days at AZI. The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 30 days.

Employment Agreements

Most of our executive officers have entered into an employment agreement with AZI. Aside from the employee benefit plans, our employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our directors for special termination benefits.

Each executive officer has acknowledged that ownership of any intellectual property created by him for the company shall vest in the company. Additionally, Mr. Inderpreet Singh Wadhwa and Mr. Preet Sandhu have also agreed to transfer and assign to the company all rights, title and interest in and to all the trademarks, trade names, brand names, patents, designs, domain names and other intellectual property rights created by them for the company.

In addition, each executive officer has agreed to be bound by the non-competition and non-solicit restrictions set forth in his employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his employment, not to:

•

directly or indirectly, enter into the employment of, tender consulting or other services to, acquire any interest in, or otherwise participate in any business that competes, directly or indirectly, with any of the companies or entities in the same lines of business that the company is engaged in at the time the employment is terminated; nor

•	solicit, encourage, or induce or attempt to solicit, encourage, or induce any employee or customer, or prospective employees and customers with whom the company has had discussions or negotiations within the last six months of the termination of his employment not to establish a relationship with the company.

The employment agreement for Mr. Surendra Kumar Gupta specifies that he is not to be associated with any competitor of the company whatsoever for a period of at least 12 months after termination of his employment and that he will not solicit or entice any of the company’s customers or any other employee working in the company during or at any time after the termination of their employment.

Equity-Based Compensation

The Company, post the completion of the initial public offering, adopted the 2016 Equity Incentive Plan, existing Employee Stock Option Plan 2015 has been discontinued for issuance of new grants and the outstanding ESOP pool available for issuance of new grants has been transferred to 2016 Equity Incentive Plan.

Our 2016 Equity Incentive Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees and directors.

The objective of the plan is (i) to provide means to enable us to attract and retain high quality human resources in our employment; (ii) to make the compensations and rewards competitive in the market; and (iii) to achieve sustained growth and create shareholder value by aligning the interests of the employees with our long term interests.

Pursuant to the U.S. securities laws and regulations, we have filed Form S-8 for registration of equity shares issuable upon exercise of ESOP grants under our 2016 Equity Incentive Plan with the SEC.

As of March 31, 2017, we had 540,280 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans and 483,464 equity shares available for issuance pursuant to awards (including the exercise of any options) to be granted under the 2016 Equity Incentive Plan.

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan.

Administration

We have appointed Computershare Trust Company, N.A. as plan administrator for the administration of options, including the ESOPs.

Number of Shares Authorized for Grant

Under the terms of the 2016 Equity Incentive Plan, which may be amended from time to time, the sum of all grants made under the equity incentive plan shall not exceed 10% of our total issued and subscribed equity capital.

Eligibility

Our compensation committee may grant options to all eligible employees on the basis of the following criteria: position, role and performance of the employee, tenure in organization and such other factors as the compensation committee may decide from time to time.

Vesting Schedule

The grants made to any individual shall be vested in the following manner:

•	25% on the expiry of 12 months from the date of grant;

•	25% on the expiry of 24 months from the date of grant;

•	25% on the expiry of 36 months from the date of grant; and

•	25% on the expiry of 48 months from the date of grant.

Option Exercise

There shall be no lock-in period after the options have vested and the options must be exercised by the employees before the end of the tenure of the plan.

Amendment or Termination

Our Board of Directors may in its absolute discretion amend, alter or terminate the 2016 Equity Incentive Plan from time to time, provided that no amendment, alteration or termination in any grant would impair or prejudice the rights of the employee without the consent of the employee, and provided further that the Board of Directors may not, without the approval of the shareholders, amend the 2016 Equity Incentive Plan (1) to increase the aggregate number of shares which may be issued pursuant to the provisions of the equity incentive plan on exercise, surrender of options or upon grants; (2) to change the option exercise price; or (3) to extend the maximum period during which the grants may be made under the plan.

Outstanding Options for Directors and Senior Management

Outstanding options per the S-8 filed on April 18, 2017, under our ESOP plans are:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration
Inderpreet Singh Wadhwa	118,896	0.01	July, 20, 2025

Arno Harris	180,292	13.71	July, 20, 2025

Harkanwal Singh Wadhwa	3,680	0.01	July, 20, 2025
	40,000	4.73	July, 20, 2025

Preet Sandhu	2,944	0.01	July, 20, 2025
	10,368	1.76	July, 20, 2025
	39,200	2.71	July, 20, 2025

Robert D. Kelly	53,650	9.35	July, 20, 2025

Surendra Kumar Gupta	9,024	0.01	July, 20, 2025
	9,600	2.71	July, 20, 2025
	19,200	4.73	July, 20, 2025

Gaurav Sharma	87,648	2.71	July, 20, 2025

Mohor Sen	960	0.01	July, 20, 2025

Others	65,128	6.50	July, 20, 2025

Total	640,590

Indemnification Agreements

We have obtained Directors’ and Officers’ liability Insurance to indemnify the Directors and executive officers against certain liabilities and expenses arising from their being a director or officers.

C. Board Practices

Board of Directors

We are managed and controlled by our Board of Directors. Our Board of Directors consists of nine directors. Our Board of Directors does not have a majority of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our Board of Directors be independent; do not require us as a GBC1 to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. In June 2017, the board of the Company established a nominating and corporate governance committee, which will review the corporate governance practices of the Company.

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall be up for re-election by rotation at each annual meeting of our company. The Chairman of the Board and/or the managing director during the tenure shall not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. The directors up for re-election in each year shall be those who have been in office longest since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those up for re-election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the Board of Directors in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the annual meeting of our company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting at which such director’s class is up for re-election.

A vacancy on the Board of Directors must be filled by a majority vote of our Board of Directors or by ordinary resolution of the shareholders.

Executive officers are selected by and serve at the discretion of the Board of Directors.

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our Board of Directors include, among others:

•	Convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

•	Authorizing dividends and distributions;

•	Appointing officers and determining the term of office of officers;

•	Exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act, which includes, among others, acquisitions and dispositions worth more than 75% of the value of our company’s assets; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Subject to the Mauritius Companies Act, our Board of Directors may delegate to a committee of directors, a director or employee of the company, or any other person, any one or more of its powers.

Additional Restrictions

A. For so long as International Finance Corporation and IFC GIF Investment Company I together hold at least 5% (five percent) of the share capital of the Company, the decisions on the following matters shall not be taken and/or implemented by the Company unless approved by way of a special resolution of shareholders:

a. amendment to the articles of association or memorandum of association of Azure Power India Private Limited and its subsidiaries, provided that any amendment to the articles of association or memorandum of association of the Company’s subsidiaries (other than Azure Power India Private Limited) shall not require approval of the shareholders of the Company if such amendment is carried out pursuant to a project finance, working capital limits, non-fund based facilities, mezzanine financing (if the amount raised is less than 20% of the paid-up share capital of the Company) or any other financing arrangements (if the amount raised is less than 20% of the paid-up share capital of the Company) raised for the Company’s subsidiaries (other than Azure Power India Private Limited) that have been approved by the Board or Board delegated committee of the Company;

b. disposal or sale, in a single transaction or a series of related transactions, of more than 50% of the Company’s assets (on a consolidated basis), or entry into a single transaction or a series of related transactions where the Company will incur obligations or liabilities (on a consolidated basis) the value of which is more than 50% of the Company’s assets (on a consolidated basis) before such transaction or series of related transactions;

c. any change in the business of the Company or its subsidiaries, such business being understood to mean and include the activities that Azure Power India Private Limited is authorized to carry out under the Main Objects clause of the memorandum of association of Azure Power India Private Limited in effect on 22 July 2015; and

d. any amendment to the ESOP plan approved by the Board, except as would not be a “material revision” as such term is defined in Section 303A.08 of the New York Stock Exchange Listed Company Manual.

B. For so long as International Finance Corporation and/or IFC GIF Investment Company I hold any equity shares of the Company, the Company shall not, in a single transaction, issue equity shares or share equivalents that are more than 10% (ten percent) of the share capital of the Company, unless approved by the shareholders of the Company by way of an ordinary resolution.

Committees

Our Board of Directors has established the following committees: audit committee, nominating and corporate governance committee, and compensation committee. Each committee’s members and functions are described below.

Audit Committee

The initial members of our audit committee consisted of Mr. Robert Kelly and Mr. Sanjeev Aggarwal. The same has been reconstituted to include Mr. Arno Harris as the third member of the Committee. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Our Board of Directors also has determined that Mr. Kelly qualifies as an audit committee financial expert within the meaning of the SEC rules and has been appointed as the Chair of the Committee. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	Selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	Regularly reviewing the independence of our independent auditors;

•	Reviewing and approving all related party transactions on an ongoing basis;

•	Discussing the annual audited financial statements with management and our independent auditors;

•	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	Meeting separately and periodically with management and our internal and independent auditors;

•	Reporting regularly to our full Board of Directors; and

•	Such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Compensation Committee

Initially our compensation committee consisted of Mr. Sanjeev Aggarwal and Ms. Diane Farrell. The same has been reconstituted to replace Ms. Diane Farrell with Mr. Barney Rush and to add Mr. Arno Harris as the third member of the Committee. Presently, Mr. Barney Rush is the Chairman of the Committee. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange Listed Company Manual. Our compensation committee assists our Board of Directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.

Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	Reviewing and approving the compensation package for our executive officers;

•	Reviewing the compensation of our executive officers and directors and making recommendations to the board with respect to the compensation;

•	Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, other executive officers and directors evaluating the performance of our chief executive officer, other executive officers and directors in light of those goals and objectives, and setting the compensation level of our chief executive officer, other executive officers and directors based on such evaluation; and

•	Reviewing periodically and making recommendations to the board regarding any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

We established a Nominating and Corporate Governance Committee in June 2017. The Nominating and Corporate Governance Committee consists of Mr. Barney Rush, Mr. Robert Kelly, Mr. Sanjeev Aggarwal, and Mr. Cyril Cabanes. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Rush is the Chairman of the Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee is to assist the Board by fulfilling the following responsibilities:

•	Reviewing and making recommendations to the Board of Directors with respect to corporate governance guidelines and issues;

•	Identifying qualified candidates as consistent with the criteria approved by the Board for director nominees and recommending such candidates to the Board for selection for all directorships to be filled by the Board, in conjunction with the Chairman of the Board;

•	Nominating the chairs and members of the Board committees, in conjunction with the Chairman of the Board; and

•	Conducting annual reviews of the Board’s independence, qualifications and experiences in light of the availability of potential Board members; and oversee the evaluation of the Board of Directors.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics provides that our directors, officers and employees are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors, officers and employees have an obligation under our Code of Business Conduct and Ethics to advance our company’s interests when the opportunity to do so arises.

D. Employees

As of March 31, 2017, we had 401 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2017:

Number of Employees
Infrastructure	116
Utilities	36
Finance and Operations	142
C&I	70
Shared services	37

Total	401

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2017 by each of our directors and all our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as on March 31, 2017. Equity Shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2017 are based on 25,915,956 equity shares outstanding as of this date:

Name	Number shares beneficially owned	(%)
Directors and Officers:
Inderpreet Singh Wadhwa(1)	1,744,150	6.73%
Harkanwal Singh Wadhwa	43,680	0.17%
Preet Sandhu	52,512	0.20%
Surendra Kumar Gupta	37,824	0.15%
Mohor Sen	960	0.00%
Robert Kelly	26,825	0.10%
Sanjeev Aggarwal(2)	—	—
Barney S. Rush(3)	—	—
Arno Harris(4)	45,073	0.17%
Cyril Cabanes	—	—
Eric Ng Yim On(5)	—	—
Muhammad Khalid Peyrye(6)	—	—
All Directors and Officers as a Group	2,097,650	8.09%
5% or Greater Shareholders:
IW Green LLC(7)	1,647,952	6.36%
Helion Venture Partners II, LLC(8)	3,426,172	13.22%
FC VI India Ventures (Mauritius) Ltd.(9)	3,778,140	14.58%
IFC GIF Investment Company I(10)	5,189,452	20.02%
International Finance Corporation(11)	2,665,251	10.28%
CDPQ Infrastructures Asia Pte Ltd.(12)	5,250,226	20.26%

(1)	Includes the equity shares held by IW Green LLC. Mr. Inderpreet Wadhwa is the beneficial owner of all equity interests of IW Green LLC.
(2)	Does not include any equity shares of Mr. Aggarwal, a managing director of Helion Venture Partners, who may be deemed to beneficially own through interests held by funds managed by Helion Venture Partners. Mr. Aggarwal’s business address is Helion Advisors Private Limited, Tower B, 10th Floor, Vatika Towers, Sector 54, Gurgaon, 122 002, India.
(3)	Mr. Rush’s business address is 6917 Maple Avenue, Chevy Chase, Maryland 20815.
(4)	Mr. Harris’ business address is 135 Main Street, Suite 1320, San Francisco, California 94105.
(5)	Mr. Ng’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.
(6)	Mr. Peyrye’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.
(7)	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa. IW Green LLC was known as IW Green Inc. prior to its conversion to IW Green LLC in October 2015.

(8)	Helion Investment Management, LLC holds the voting power in Helion Venture Partners II, LLC. SA Holdings Global Ltd and Gupta Goyal Trust are the beneficial owners of Helion Investment Management, LLC. Mr. Sanjeev Aggarwal is the beneficial owner of SA Holdings Global Ltd and Mr. Ashish Gupta and Ms. Nita Goyal are the beneficial owners of Gupta Goyal Trust. Each of the beneficial owners disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The principal address of Helion Venture Partners II, LLC is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.
(9)	FC VI India Holding (Mauritius) Ltd. is the beneficial owner of all equity interests of FC India Venture (Mauritius) Ltd. and exercises sole voting and investment power over the shares owned by FC India Venture (Mauritius) Ltd. Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC are the beneficial owners of FC VI India Holding (Mauritius) Ltd. The general partner of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC is Foundation Capital Management Co. VI, LLC. The managing members of Foundation Capital Management Co. VI, LLC are Mr. Paul Koontz, Mr. Michael Schuh, Mr. Paul Holland, Mr. Richard Redelfs, Mr. Steve Vassallo, Mr. Charles Moldow and Mr. Warren Weiss. Each of the managing members of Foundation Capital Management Co. VI, LLC disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The address of Foundation Capital Management Co. VI, LLC is 250 Middlefield Road, Menlo Park, CA 94025.
(10)	IFC Global Infrastructure Fund, LP is the beneficial owner of all equity interests of IFC GIF Investment Company I, while IFC Global Infrastructure (GP) LLC and IFC Global Infrastructure (Alternate GP) LLP control the management and operations of with IFC Global Infrastructure Fund, LP. The principal address of IFC GIF Investment Company I is c/o Cim Fund Services Ltd., 33 Edith Cavell Street, Port Louis, Mauritius.
(11)	International Finance Corporation is an international organization established by Articles of Agreements among its member countries. Its principal address is 2121, Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.
(12)	CDPQ Infrastructures Asia Pte Ltd., a company organized and existing under the laws of Singapore, is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. The principal address of the Caisse de dépôt et placement du Québec is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

On October 17, 2016, we completed our initial public offering on the New York Stock Exchange. We sold an aggregate of 3,409,091 equity shares (including 2,242,424 equity shares sold by us and 1,166,667 equity shares sold by the selling shareholders). The price per equity share was US$18.00.

B. Related Party Transactions

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our related party transactions are subject to the review and approval of the audit committee of our Board of Directors. Our audit committee will consider whether the transaction is to be conducted on an arms-length basis and whether the services can be procured from an independent third party. The charter of our audit committee as adopted by our Board of Directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Lease Agreement

On November 28, 2011, AZI entered into a lease agreement, which became effective from December 1, 2011, for our registered office building and a lease arrangement for a guest house, which became effective February 1, 2016 with family members of Mr. Inderpreet Singh Wadhwa. Each transaction was conducted in the normal course of operations, transacted at the market rate and was approved by a majority of the Board of Directors independently. AZI renewed the lease agreement for our office building on October 15, 2013 for a term of five years ending on April 30, 2018, cancellable after 12 months. For the fiscal years ended March 31, 2015, 2016 and 2017, the Company incurred rent expense on office facilities and guest house facilities totaling INR 14.5 million, INR 15.0 million and INR 19.4 million (US$0.3 million), respectively, where the lessors are relatives of the Company’s chief executive officer and another director of AZI. As of March 31, 2016, and 2017, the Company had security deposits with these lessors totaling INR 8.6 million (US$0.1 million).

Private Placements

In June 2014, AZI issued 79,245 Series F compulsorily convertible preferred shares at a price of INR 11,224.75 per share to FC VI India Ventures (Mauritius) Ltd. and Helion Venture Partners II, LLC. The price per share was determined after the foregoing investors offered better pricing terms than the price per share offered in arm’s length negotiations by independent investors. The transaction was approved by the Board of Directors. In connection with the issuance of Series F compulsorily convertible preferred shares, AZI and Mr. Inderpreet Wadhwa entered into an Investment Agreement with the foregoing investors. In December 2014, AZI issued an additional 38,581 Series F compulsorily convertible preferred shares at a price of INR 11,224.75 per share to FC VI India Ventures (Mauritius) Ltd. and Helion Venture Partners II, LLC.

In June 2014, AZI issued 36,000 compulsorily convertible debentures to International Finance Corporation, at a price of INR 5,000 per share. The price per share was determined after the foregoing investor offered better pricing terms than the price per share offered in arm’s length negotiations by independent investors. The transaction was approved by the Board of Directors. In February 2015, AZI issued 20,307 additional Series F compulsorily convertible preferred shares at a price of INR 11,224.75 per share to International Finance Corporation.

In June 2015, we entered into a subscription agreement with International Finance Corporation and its affiliated entity for the sale of 133,285 shares of Series H compulsorily convertible preferred shares for US$60 million, which we amended in July 2015. In July 2015, we entered into a subscription agreement with Société de Promotion et de Participation pour la Coopération Économique, or PROPARCO, for the sale of 18,882 shares of Series G compulsorily convertible preferred shares for US$8.5 million.

In September 2016, we entered into a subscription agreement, which was subsequently amended, with IFC GIF Investment Company I for the sale of 55,535 shares of Series I compulsorily convertible preferred shares for US$25 million. The closing of this transaction occurred before our initial public offering. Pursuant to the initial public offering, all the compulsorily convertible preferred shares and compulsorily convertible debentures were converted into equity shares.

Shareholders Agreements

On July 22, 2015, we, AZI and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa, entered into an amended shareholders agreement, or the AZI Shareholder Agreement, (which supersedes earlier shareholder agreements). Pursuant to the AZI Shareholders Agreement, we have the right to nominate four directors to AZI’s board, our founders together have the right to nominate two directors who shall be shareholders or consultants of AZI or Azure Power Global Limited, and shareholders holding more than 50% of the share capital of AZI on a fully diluted basis shall have the right to nominate one director who shall be an independent director. The AZI Shareholders Agreement provides that it is the intention of all parties to the agreement to eventually make AZI our wholly-owned subsidiary. Pursuant to the AZI Shareholders Agreement we have a right to require AZI to purchase all AZI equity securities held by our founders, we have a call option pursuant to which we have the right to require our founders to sell all or part of their AZI equity securities to us or our nominee purchaser and our founders have a put option (not an obligation) pursuant to which they have the right to require us or our nominee purchaser to purchase all or part of their AZI equity securities, in each case at the minimum price permissible under applicable law for such purchases of AZI equity securities. In addition, the AZI Shareholders Agreement prohibits transfers of AZI equity securities by our founders without our consent.

In addition, on July 22, 2015, we entered into a separate shareholders agreement, or the APGL Shareholders Agreement, among us, IFC, Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC, FC VI India Venture (Mauritius) Ltd., DEG, PROPARCO, IFC GIF Investment Company I, or GIF, and IW Green Inc. (which has since been converted to IW Green LLC) and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa. The APGL Shareholders Agreement provides for certain preferential rights, including director nomination rights, rights of first offer, drag-along rights, rights of first refusal, co-sale rights, call options, information rights and consent rights on certain corporate matters. The APGL Shareholders Agreement was terminated upon the completion of our initial offering except for the following provisions: (A) a provision requiring, as long as IFC and GIF collectively own an aggregate of 5% of our equity share capital, shareholder approval by special resolution for (i) amendments to AZI and its subsidiaries’ articles of association or memorandum of association, except as such amendments may be required for certain financing matters, (ii) material sales or disposals of our assets or our incurrence of material liabilities, (iii) changes to our business or the business of our subsidiaries and (iv) amendments to our share option plan; (B) a provision requiring, as long as IFC and/or GIF hold any of our equity shares, shareholder approval by ordinary resolution to be obtained for equity issuances of more than 10% of our share capital; and (C) provisions requiring our continued compliance with certain standard policies of IFC and PROPARCO on, among other things, environmental, social and anti-corruption issues, as long as IFC or PROPARCO, respectively, hold any of our equity securities.

Personal Guarantees

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed a working capital facility provided by the Central Bank of India, for INR 1,980.0 million, in favor of the lender.

In addition, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have provided personal guarantees in favor of the Central Bank of India for the repayment of loans of three of our project subsidiaries in the amounts of INR 217 million, INR 586 million and INR 1,201 million, in addition to the payment of any interest and other monies payable to the lender.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa did not receive any separate remuneration from the company for providing the guarantees.

C. Interest of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Legal Proceedings

We are currently involved in and may from time to time, become involved in legal, arbitration or governmental proceedings or be subject to claims arising in the ordinary course of our business. We are not presently party to any legal proceedings that, in the opinion of our management, would reasonably be expected to have a material adverse effect on our business, financial condition, operating results or cash flows if determined adversely to us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy and Dividend Distribution

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our equity shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statement included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the periods indicated since our equity shares began trading on the New York Stock Exchange on October 12, 2016 through June 14, 2017, the high and low sale prices for our equity shares, as reported on the New York Stock Exchange under the symbol “AZRE.”

	Price per equity share
	High	Low
	(US$)
Annual (fiscal years ended March 31)
2017 (from October 12, 2016)	19.99	12.73
2018 (through June 14, 2017)	22.00	15.01
Calendar Quarters
Third Quarter 2016 (from October 12, 2016)	18.72	12.73
Fourth Quarter 2016	19.99	14.29
First Quarter 2017	22.00	18.59
Second Quarter 2017 (through June 14, 2017)	22.00	15.01
Monthly
November 2016	18.55	15.44
December 2016	18.72	15.50
January 2017	17.71	16.10
February 2017	19.99	14.29
March 2017	18.69	16.20
April 2017	22.00	16.10
May 2017	17.58	15.14
June 2017 (through June 14, 2017)	16.69	15.01

B. Plan of Distribution

Not Applicable

C. Markets

Our equity shares are listed on the New York Stock Exchange Market under the symbol “AZRE”.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our Amended and Restated Constitution contained in our Form F-1 registration statement on Form F-1 (Registration No. 333-208584), as amended, initially filed with the SEC on December 16, 2015.

C. Material Contracts

We have not entered into any material contracts other than those in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Direct Investment

Foreign investments in Indian are primarily governed by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), the rules, regulations and notifications made thereunder, including the Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000, as amended, and the consolidated foreign direct investment policy (effective as of June 7, 2016) (the “FDI Policy”) issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India.

Pursuant to the FDI Policy, investments can be made by non-residents in Indian companies to the extent of the percentage of the total capital of the Indian company specified in the FDI Policy. The FDI Policy currently allows 100% foreign direct investment in Indian companies engaged in the solar power sector. The FDI Policy also prescribes certain pricing and reporting requirements in respect of issue and transfer of shares of an Indian company to a non-resident person and vice-versa and regulates downstream investments by Indian companies that are not owned or controlled by Indian resident persons. The Government of India amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009 and Press Note No. 4 (2009 Series) dated February 25, 2009.

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an Overseas Corporate Body as defined in FEMA) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

Exchange Rates

The consolidated financial statements and other financial data included in this annual report of Azure Power Global Limited are presented in Indian rupees. Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Further, AZI’s functional currency is Indian rupees. The functional currencies of AZI’s subsidiaries are their respective local country currencies. The translation from the applicable foreign currencies of AZI’s subsidiaries into Indian rupees is performed for balance sheet accounts using the exchange rate in effect as of the balance sheet date except for shareholders’ equity, preferred shares and certain debt, which are translated at the historical rates in effect at the dates of the underlying transactions. Revenue, expense and cash flow items are translated using average exchange rates for the respective period.

U.S. dollar balances have been translated from Indian rupee amounts solely for the convenience of the readers. The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian rupees per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements or elsewhere in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Indian rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

		Indian Rupees per U.S. Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
2011	53.01	46.86	44.00	53.71
2012	54.86	53.41	48.65	57.13
2013	61.92	58.91	52.99	68.80
2014	63.04	61.21	58.30	63.67
2015	66.15	64.15	61.41	67.10
2016	67.92	67.16	66.05	68.86
December	67.92	67.81	67.38	68.29
2017:
January	67.48	68.05	67.48	68.39
February	66.67	66.97	66.67	67.40
March	64.85	65.80	64.85	66.83
April	64.27	64.54	64.08	65.10
May	64.50	64.42	64.03	64.87
June (Through June 9, 2017)	64.24	64.35	64.24	64.42

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source: Federal Reserve Statistical Release.

E. Taxation

Mauritius Taxation

We are a company holding a Mauritius Category 1 Global Business Company, or GBC1, issued by the Financial Services Commission and is a tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on our chargeable income at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit.

Under the Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a GBC1 under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to Regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a GBC1 issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.

We hold tax residence certificates issued by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

Mauritius has no capital gains tax and has no withholding tax on the payment of dividends.

Investors are urged to consult their own tax advisers in order to fully understand the tax consequences of an investment in the equity shares.

US Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our equity shares. This summary applies only to U.S. Holders that hold the equity share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our equity shares. The following summary does not address all aspects of U.S.

federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	Banks and other financial institutions;

•	Insurance companies;

•	Pension plans;

•	Cooperatives;

•	Regulated investment companies;

•	Real estate investment trusts;

•	Broker-dealers;

•	Traders that elect to use a mark-to-market method of accounting;

•	Certain former U.S. citizens or long term residents;

•	Tax-exempt entities (including private foundations);

•	Persons liable for alternative minimum tax;

•	Persons holding equity share as part of a straddle, hedging, conversion or integrated transaction;

•	Persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	Persons who acquired equity share pursuant to the exercise of any employee share option or otherwise as compensation; or

•	Entities taxable as partnerships for U.S. federal income tax purposes, or persons holding equity share through such entities.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR EQUITY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our equity shares that is, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States;

•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in any entity taxable as a partnership for U.S. federal income tax purposes that holds our equity share will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Dividends and Other Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount (in U.S. dollars) of any distribution we make to you on our equity shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Amounts not treated as dividend income for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your equity share, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your equity share will be treated as capital gain realized on the sale or other disposition of the equity share. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations for dividends received from other U.S. corporations.

Under current law, certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our equity shares are readily tradable on an established securities market in the United States including the NYSE, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay on our equity shares, as well as the effect of any change in applicable law after the date of this annual report.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes imposed on dividends received on our equity share. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions

Subject to the PFIC rules discussed below, you will generally recognize taxable capital gain or loss on any sale, exchange or other taxable disposition of an equity share equal to the difference between the amount realized (in U.S. dollars) for the equity share and your adjusted tax basis (in U.S. dollars) in the equity share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the equity share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our equity shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	At least 75% of its gross income for such year is passive income; or

•	At least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although we are engaged in an active business and we do not generate substantial passive income relative to the revenue from our active business, the PFIC rules are complex. The determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our equity shares may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our equity shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised during our initial public offering. Although, based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year and do not anticipate becoming a PFIC in future taxable years, there can be no assurance in this regard.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our equity shares and such U.S. Holder did not make a mark-to-market election as described below, such holder generally will be subject to special rules with respect to:

•	Any gain recognized by the U.S. Holder on the sale or other disposition of our equity shares; and

•	Any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our equity shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the equity shares).

Under these rules,

•	The U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the equity share;

•	The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	Additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

If we are treated as a PFIC with respect to you for any taxable year, if any of our subsidiaries are also PFICs or if we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the equity share you own bears to the value of all of our equity shares, and you may be subject to the rules described in the preceding two paragraphs for the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding how the PFIC rules apply to any of our subsidiaries or direct or indirect equity investments.

If a U.S. Holder, at the close of its taxable year, owns stock in a PFIC that are treated as “marketable stock” for United States federal income tax purposes, the U.S. Holder may make a mark-to-market election with respect to such stock for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our equity shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its equity shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its equity shares at the end of its taxable year over the adjusted tax basis in its equity shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its equity shares over the fair market value of its equity shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its equity shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the equity shares will be treated as ordinary income.

The mark-to-market election is available only for stocks that are regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our equity shares are listed on the NYSE, we cannot guarantee that they will continue to be listed and traded on the NYSE. In addition, the mark-to-market election may not be available with respect to any lower-tier PFICs unless shares of such lower-tier PFICs are themselves “marketable stock.” U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our equity share under their particular circumstances.

Alternatively, a U.S. person that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A U.S. Holder that owns, or is deemed to own, equity shares in a PFIC during any taxable year of the U.S. Holder may have to file Internal Revenue Service Form 8621 with such U.S. Holder’s U.S. federal income tax return.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our equity shares and the elections and reporting requirements discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to equity shares and proceeds from the sale, exchange or other disposition of equity shares will generally be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

Information Reporting with Respect to Foreign Financial Assets

A U.S. Holder that owns “specified foreign financial assets,” including securities issued by a non-U.S. corporation, with an aggregate value in excess of US$50,000 at the end of the year (or a higher dollar amount prescribed by the Internal Revenue Service) may be required to file an information report with respect to such assets with such U.S. Holder’s U.S. federal income tax return, subject to certain exceptions. These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the equity shares.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file a Form 926 or a similar form with the Internal Revenue Service if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of equity shares.

Indian Taxation

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. Prospective investors should consult their own tax advisers as to the consequences of purchasing the equity shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the equity shares.

Dividend payments to Azure Power Global Limited by our subsidiary, AZI, are subject to dividend distribution tax in India payable by AZI at a rate of 17.304% on the total amount distributed as a dividend as grossed up by the amount of such dividend distribution tax. Any dividend income in respect of our equity shares will not be subject to any withholding or deduction in respect of Indian income tax laws so long as our holding company is deemed to be tax resident in Mauritius.

Pursuant to amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India, shall be deemed to derive its value substantially from the assets located in India, if the value of such Indian assets exceeds INR 100 million, and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India. However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above.

The amendments also do not deal with the interplay between the Indian Income Tax Act, 1961, as amended, and the double taxation avoidance agreements that India has entered into with countries such as the United States, in case of an indirect transfer. Accordingly, the implications of these amendments are presently unclear. If it is determined that these amendments apply to a holder of our equity shares, such holder could be liable to pay tax in India on such income.

F. Dividends and Paying Agents

Not applicable

G. Statements by Experts

Not applicable

H. Documents on Display

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk and foreign currency risk.

Interest Rate Risk

As of March 31, 2017, our long-term debt was at both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

Our results of operations are subject to interest rate fluctuations on our variable rate borrowings. The sensitivity analysis below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole period.

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant increase or decrease in interest cost for the Company, for ended March 31, 2017.

We intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

The functional currency of AZI is Indian rupees. We have long term debts denominated in U.S. dollars and Indian rupees. Fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans, thereby adversely impacting our earnings.

We also have two international subsidiaries and major purchases of material are transacted in U.S. dollars. Consequently, we are exposed to foreign exchange risk on purchases from overseas suppliers. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Depreciation of the Indian rupee against the U.S. dollar can adversely affect our results of operations.

We have partially hedged against debts denominated in U.S. dollars in order to minimize an adverse impact of a large currency movement. These hedges are for a period of up to three years. We have taken foreign currency loans for our Punjab 1, Gujarat 1, Rajasthan 1 and Rajasthan 2 projects.

As of March 31, 2017 we have outstanding option contracts with notional value of US$15.0 million for hedging the foreign currency risk on borrowings denominated in U.S. dollars. The remaining term of these contracts as of March 31, 2017 ranges from 3 months to 24 months. These option contracts have a fair value on each reporting date. The changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in foreign exchange loss.

We continue to monitor our risks and will consider hedging significant foreign currency exposures on an ongoing basis.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modifications to the rights of the security holders

There have been no material modifications to the rights of securities holders or the use of proceeds

Use of proceeds

On October 17, 2016, we completed our initial public offering and a concurrent private placement of our equity shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-208584), which became effective on October 11, 2016. Barclays Capital Inc., Credit Suisse Securities (USA) LLC, and Roth Capital Partners, LLC acted as managing underwriters for the issue. An aggregate of 2,242,424 shares were sold by us in the offering along with 1,166,667 shares sold by the selling shareholders at a price of US$18.00 per share. We offered 4,166,667 shares to CDPQ Infrastructures Asia Pte Ltd., a wholly owned subsidiary of Caisse de dépôt et placement du Québec on a concurrent private placement at the same price. The initial offering by the Company and the private placement resulted in aggregate gross proceeds before expense of US$115.4 million and incurred an underwriters commission and other expenses of US$14.4 million. We have used US$100.0 million of the net proceeds to purchase equity shares of our subsidiary AZI as outlined in the registration station and prospectus.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial and operating officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our group chief executive officer and our group chief financial and operating officer have concluded that, as of March 31, 2017, our disclosure controls and procedures were effective.

B. Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our Company’s Registered Public Accounting firm, as the Company being an emerging growth company under JOBS Act is exempted from such attestation requirement.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Kelly is an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the New York Stock Exchange listing standards.

ITEM 16B. CODE OF ETHICS

On May 2, 2016, we adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the “Investor Relations” page of our corporate website www.azurepower.com or at http://investors.azurepower.com/~/media/Files/A/Azure-Power-IR/governance-documents/code-of-business-conduct-and-ethics-2-may-2016.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young has served as our independent registered public accountant for each of the years ended March 31, 2017 and March 31, 2016 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young and the various member firms of Ernst and Young to us, including some of our subsidiaries, in fiscal years 2017 and 2016.

	2016	2017	2017
Particulars	(INR)	(INR)	(US$)
Audit fees (audit and review of financial statements and offerings)	58,551,825	41,800,000	644,564
All other fees (Tax Advisory services)	400,000	1,498,000	23,099

Total	58,951,825	43,298,000	667,664

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst and Young, including audit services, audit-related services and tax services. We have a written policy on the engagement of an external auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our equity shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange Listed Company Manual:

•	Under the New York Stock Exchange Listed Company Manual, the board of directors of U.S. domestic listed companies are required to have a majority of independent directors. We are not subject to this requirement under the Mauritius law and have decided to follow home country practice on this matter. Our board of directors currently does not have a majority of independent directors.

•	The New York Stock Exchange Listed Company Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Mauritius law and have decided to follow our home country practice on this matter

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2016 and 2017.

•	Consolidated Statements of Operations for the years ended March 31, 2015, 2016 and 2017.

•	Consolidated Statements of Comprehensive loss for the years ended March 31, 2015, 2016 and 2017.

•	Consolidated Statements of Preferred Shares and Shareholders deficit for the years ended March 31, 2015, 2016 and 2017.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2016 and 2017.

•	Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1†	The Constitution of Azure Power Global Limited, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333 208584) filed with the Securities and Exchange Commission on March 31, 2016)

2.1†	Form of Equity Share Certificate of Azure Power Global Limited (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.1#†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.2†	Shareholders Agreement, dated July 22, 2015, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.3†	Shareholders Agreement, dated July 22, 2015, by and among Azure Power Global Limited, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on March 1, 2016)

4.4†	Amendment to the Shareholders Agreement, dated March 30, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.5†	Second Amendment to the Shareholders Agreement, dated September 5, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.6†	Sponsor Lock-in Agreement, dated July 22, 2015, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.7†	Amendment to the Sponsor Lock-in Agreement, dated April 16, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.8†	Second Amendment to the Sponsor Lock-in Agreement, dated September 5, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.9†	Form of Registration Rights Agreement by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.10#†	Employment Agreement, dated November 7, 2008, by and between AZI and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.11#†	Employment Agreement, dated May 5, 2011, by and between AZI and Surendra Kumar Gupta (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.12#†	Employment Agreement, dated February 1, 2013, by and between AZI and Sandeep Chopra (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.13#†	Employment Agreement, dated November 1, 2009, by and between AZI and Preet Sandhu (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.14#†	Employment Agreement, dated August 31, 2011, by and between AZI and Glen Minyard (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.15#†	Employment Agreement, dated February 1, 2014, by and between AZI and Mohor Sen (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.16†	Indenture of Lease, dated October 15, 2013, by and between AZI and Sunbir Singh Wadhwa and Kulwinder Wadhwa (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.17†	Form of Indemnification Agreement by and between Azure Power Global Limited and each of the Officers and Directors of Azure Power Global Limited (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on June 15, 2016)

4.18†	Subscription Agreement, dated June 24, 2015, by and among AZI, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa and International Finance Corporation (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.19†	Subscription Agreement, dated June 24, 2015, by and among Azure Power Global Limited, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa, IW Green Inc. (which has since been converted to IW Green LLC) and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.20†	CCPS Subscription Agreement, dated July 22, 2015, by and among Azure Power Global Limited, Sponsors and Société de Promotion et de Participation pour la Coopération Économique S.A. (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.21†	Letter Agreement, dated July 27, 2015, by and among Azure Power Global Limited, International Finance Corporation, AZI, IW Green Inc. (which has since been converted to IW Green LLC), Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.22†	Third Amendment to the Shareholders Agreement, dated September 28, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.23†	CCPS Subscription Agreement, dated September 19, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.24†	Amendment to CCPS Subscription Agreement, dated September 28, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.25†	Share Purchase Agreement, dated September 30, 2016, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd. (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (file No. 333 208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.26*	Amended and Restated Shareholders Agreement, dated March 28, 2017, by and among Azure Power Global Limited, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa.

8.1*	List of Subsidiaries of Azure Power Global Limited

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
†	Previously filed
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Azure Power Global Limited

By:	/s/ Inderpreet Singh Wadhwa
Name:	Inderpreet Singh Wadhwa
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 19, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Azure Power Global Limited

We have audited the accompanying consolidated balance sheets of Azure Power Global Limited as of March 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive loss, preferred shares and shareholders’ equity/deficit and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Azure Power Global Limited at March 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Associates LLP

Gurgaon, India

June 19, 2017

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,
	2016 (INR)	2017 (INR)	2017 (USD)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	3,090,386	5,460,670	84,205
Investments in available for sale securities	—	3,296,797	50,837
Restricted cash	821,891	3,629,037	55,960
Accounts receivable, net	556,755	1,138,605	17,558
Deferred IPO cost	208,731	—	—
Prepaid expenses and other current assets#	308,007	495,937	7,647

Total current assets	4,985,770	14,021,046	216,207
Restricted cash	871,637	1,383,414	21,333
Property, plant and equipment, net	24,381,429	40,942,608	631,343
Software, net	14,657	15,272	235
Deferred income taxes	34,661	31,429	485
Investments in held to maturity securities	6,785	6,631	102
Other assets*	595,901	1,093,565	16,863

Total assets	30,890,840	57,493,965	886,568

Liabilities, preferred shares and shareholders’ equity / (deficit)
Current liabilities:
Short-term debt	1,258,241	2,460,240	37,937
Accounts payable	1,899,488	3,618,251	55,794
Current portion of long-term debt	4,477,696	1,554,806	23,975
Income taxes payable	45,215	232,420	3,584
Interest payable	126,122	189,309	2,919
Deferred revenue	80,201	79,937	1,233
Other liabilities	214,487	484,477	7,470

Total current liabilities	8,101,450	8,619,440	132,912
Long-term debt	18,352,714	31,142,762	480,228
Deferred revenue	1,190,142	1,383,691	21,337
Deferred income taxes	470,048	1,078,255	16,627
Asset retirement obligations	94,301	242,980	3,747
Other liabilities	39,936	109,151	1,682

Total liabilities	28,248,591	42,576,279	656,533

Preferred shares, INR 10 par value, 805,462 and nil shares designated as compulsorily convertible preferred shares as of March 31, 2016 and 2017, respectively	9,733,272	—	—
Redeemable non-controlling interest	346,754	390,827	6,027
Shareholders’ equity/(deficit)
Equity shares, US$ 0.000625 par value; 1,758,080 and 25,915,956 shares issued and outstanding as of March 31, 2016 and 2017 respectively	68	1,073	17
Additional paid-in capital	(2,958,166)	18,904,151	291,506
Accumulated deficit	(4,508,156)	(5,723,420)	(88,256)
Accumulated other comprehensive income	28,807	40,326	622

Total APGL shareholders’ equity/(deficit)	(7,437,447)	13,222,130	203,889
Non-controlling interest	(330)	1,304,729	20,119

Total shareholders’ equity/(deficit)	(7,437,777)	14,526,859	224,008

Total liabilities, preferred share and shareholders’ equity/(deficit)	30,890,840	57,493,965	886,568

#	Includes Security deposit of INR Nil and INR 6,407 (US$ 99) to related parties as of 31 March, 2016 and March 31, 2017, respectively, also see Note 18.
*	Includes Security deposit of INR 8,567 and INR 2,160 (US$ 33) to related parties as of 31 March, 2016 and March 31, 2017, respectively, also see Note 18.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in thousands, except share and per share data)

	Year ended March 31,
	2015	2016	2017	2017
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Operating revenues:
Sale of power	1,124,138	2,626,148	4,182,985	64,502

Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	79,816	190,648	375,787	5,795
General and administrative	425,952	672,841	797,161	12,292
Depreciation and amortization	322,430	687,781	1,046,565	16,138

Total operating cost and expenses	828,198	1,551,270	2,219,513	34,225

Operating income	295,940	1,074,878	1,963,472	30,277
Other expense:
Interest expense, net	831,790	2,058,836	2,371,836	36,574
(Gain)/Loss on foreign currency exchange, net	299,628	343,137	(109,128)	(1,683)

Total other expenses	1,131,418	2,401,973	2,262,708	34,891

Loss before income tax	(835,478)	(1,327,095)	(299,236)	(4,614)
Income tax expense	(253,112)	(327,745)	(892,333)	(13,760)

Net loss	(1,088,590)	(1,654,840)	(1,191,569)	(18,374)

Less: Net loss attributable to non-controlling interest	(5,595)	(4,651)	(18,924)	(292)

Net loss attributable to APGL	(1,082,995)	(1,650,189)	(1,172,645)	(18,082)
Accretion to Mezzanine CCPS	(755,207)	(1,347,923)	(235,853)	(3,637)
Accretion to redeemable non-controlling interest	—	(29,825)	(44,073)	(680)

Net loss attributable to APGL equity shareholders	(1,838,202)	(3,027,937)	(1,452,571)	(22,399)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,046)	(1,722)	(111)	(1.72)

Shares used in computing basic and diluted per share amounts
Equity shares	1,758,080	1,758,080	13,040,618

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in thousands)

	Year ended March 31,
	2015 (INR)	2016 (INR)	2017 (INR)	2017 (US$)
				(Note 2d)
Net loss attributable to APGL equity shareholders	(1,838,202)	(3,027,937)	(1,452,571)	(22,399)
Add: non-controlling interest	(5,595)	(4,651)	(18,924)	(292)
Other comprehensive loss/(gain), net of tax
Foreign currency translation	(3,180)	(5,615)	10,228	158
Unrealized gain on available for sale securities (Net of tax, INR 10,028)	—	—	(21,746)	(335)

Total comprehensive loss	(1,846,977)	(3,038,203)	(1,483,013)	(22,868)
Less: total comprehensive loss attributable to non-controlling interest	—	—	—	—

Total comprehensive loss attributable to APGL equity shareholders	(1,846,977)	(3,038,203)	(1,483,013)	(22,868)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Preferred Shares and Shareholders’ Equity/(Deficit)

(INR and US$ amounts in thousands)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
Balance as of March 31, 2014	2,385,725	68	(894,401)	20,012	(1,745,307)	(2,619,628)	10,170	(2,609,458)
Proceeds from issue of shares to founders	—	—	68	—	—	68	—	68
Issuance of series F CCPS	1,549,010	—	—	—	—	—	—	—
Net loss	—	—	—	—	(1,082,995)	(1,082,995)	(5,595)	(1,088,590)
Accretion on Mezzanine CCPS	755,207	—	(755,207)	—	—	(755,207)	—	(755,207)
Other comprehensive loss	—	—	—	3,180	—	3,180	—	3,180
Share based compensation	—	—	7,428	—	—	7,428	—	7,428

Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Preferred Shares and Shareholders’ Equity/(Deficit)

(INR and US$ amounts in thousands)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)
Issuance of Series H CCPS	3,695,407	—	—	—	—	—	—	—
Accretion of CCPS	1,347,923	—	(1,347,923)	—	—	(1,347,923)	—	(1,347,923)
Net loss	—	—	—	—	(1,650,189)	(1,650,189)	(4,651)	(1,654,840)
Other comprehensive loss	—	—	—	5,615	—	5,615	—	5,615
Adjustment to share capital and reserves of predecessor on transfer of net assets via a common control transaction	—	—	(20,205)	—	—	(20,205)	—	(20,205)
Accretion of redeemable non-controlling interest	—	—	—	—	(29,825)	(29,825)	—	(29,825)
Share based compensation	—	—	51,732	—	—	51,732	—	51,732
Proceeds from issuance of equity shares	—	—	342	—	160	502	(254)	248

Balance as of March 31, 2016	9,733,272	68	(2,958,166)	28,807	(4,508,156)	(7,437,447)	(330)	(7,437,777)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
Balance as of March 31, 2016	9,733,272	68	(2,958,166)	28,807	(4,508,156)	(7,437,447)	(330)	(7,437,777)
Issuance of Series I CCPS	1,658,166	—	—	—	—	—	—	—
Accretion of CCPS	235,852	—	(235,852)	—	—	(235,852)	—	(235,852)
Net loss	—	—	—	—	(1,172,645)	(1,172,645)	(18,924)	(1,191,569)
Other comprehensive loss	—	—	—	11,519	—	11,519	—	11,519
Conversion of CCD and CCPS	(11,627,290)	738	15,357,492	—	—	15,358,230	—	15,358,230
Sale of stake in subsidiary	—	—	12,527	—	1,454	13,981	1,323,983	1,337,964
Accretion of redeemable non-controlling interest	—	—	—	—	(44,073)	(44,073)	—	(44,073)
Share based compensation	—	—	13,774	—	—	13,774	—	13,774
Proceeds from issuance of equity shares	—	267	6,714,376	—	—	6,714,643	—	6,714,643

Balance as of March 31, 2017	—	1,073	18,904,151	40,326	(5,723,420)	13,222,130	1,304,729	14,526,859

Balance as of March 31, 2017 (US$) (Note 2(d))	—	17	291,506	622	(88,256)	203,889	20,119	224,008

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in thousands)

	Year ended March 31,
	2015	2016	2017	2017
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net loss	(1,088,590)	(1,654,840)	(1,191,569)	(18,374)
Adjustments to reconcile net loss to net cash provided from/(used in) operating activities:
Deferred income taxes	61,179	299,078	383,250	5,910
Depreciation and amortization	322,430	687,781	1,046,565	16,138
Change in fair value of CCD’s and Series E and G CCPS	286,300	671,826	164,200	2,532
Loss on disposal of property plant and equipment	5,416	6,183	4,340	67
Share based compensation	7,428	51,732	13,774	212
Amortization of debt financing costs	22,090	52,762	114,085	1,759
Realized gain on investments	(13,949)	(45,375)	(72,179)	(1,113)
Deferred rent	12,170	19,914	59,500	918
Allowance for doubtful accounts	947	34,478	—	—
Realized and unrealized foreign exchange (gain)/loss, net	299,628	343,137	(109,128)	(1,683)

Changes in operating assets and liabilities
Accounts receivable	(72,677)	(353,277)	(581,850)	(8,972)
Prepaid expenses and other current assets	(118,332)	(119,213)	(122,871)	(1,895)
Other assets	(241,077)	(325,400)	(344,562)	(5,313)
Accounts payable	(102,863)	126,754	18,902	291
Interest payable	23,407	70,243	63,187	974
Deferred revenue	85,299	952,641	193,285	2,980
Other liabilities	334,514	(84,556)	333,881	5,148

Net cash flows provided from/ (used) in operating activities	(176,680)	733,868	(27,190)	(421)

Cash flow used in investing activities
Purchase of property plant and equipment	(8,426,008)	(9,096,996)	(15,421,498)	(237,803)
Purchase of software	(14,408)	(7,020)	(11,151)	(172)
Purchase of available for sale securities	(913,991)	(5,025,639)	(12,937,425)	(199,498)
Purchase of held to maturity securities	—	(6,859)	—	—
Sale of available for sale securities	927,940	5,071,014	9,744,735	150,266
Investment in subsidiary	—	(20,148)	—	—
Proceeds from sale of non-controlling interest in subsidiary	—	316,929	—	—
Net increase in restricted cash	(624,527)	(390,327)	(3,318,923)	(51,178)

Net cash flows used in investing activities	(9,050,994)	(9,159,046)	(21,944,262)	(338,385)

Cash from financing activities
Proceeds from issuance of Series H CCPS	1,549,010	3,695,407	—	—
Proceeds from issuance of equity shares	68	248	—	—
Proceeds from issuance of equity shares in IPO	—	—	7,657,467	118,080
Repayments of term and other loan	(452,920)	(3,490,810)	(6,373,210)	(98,276)
Proceeds from term and other loan	8,398,976	8,727,875	20,993,944	323,730
IPO cost incurred	(3,045)	(9,007)	(942,824)	(14,539)
Proceeds from issuance of equity shares of subsidiary	—	—	1,337,964	20,632
Proceeds from Series I	—	—	1,658,166	25,569
Proceeds from issuance of Series G CCPS	—	541,946	—	—
Proceeds from issuance of CCDS	180,000	—	—	—

Net cash flows from financing activities	9,672,089	9,465,659	24,331,507	375,196
Effect of exchange rate changes on cash and cash equivalents	788	5,615	10,229	160
Net increase in cash and cash equivalents	445,223	1,046,096	2,370,284	36,551
Cash and cash equivalents at the beginning of the year	1,599,067	2,044,290	3,090,386	47,654

Cash and cash equivalents at the end of the year	2,044,290	3,090,386	5,460,670	84,205

Supplemental disclosure of cash flow information
Cash paid during the year for interest	844,586	1,613,495	2,632,667	40,596
Cash paid during the year for income taxes	230,383	100,857	546,578	8,428
Non-cash conversion of CCPS and CCD’s	—	—	15,358,230	236,827

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for two U.S. subsidiaries) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government entities as well as other non-governmental energy distribution companies and commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

Formation and initial public offering (‘IPO’)

On October 17, 2016, the Company completed its Initial Public Offering (IPO) and a concurrent private placement of its equity shares pursuant to a Registration Statement on Form F-1, as amended, which became effective on October 11, 2016. An aggregate of 2,242,424 shares were sold by APGL in the offering along with 1,166,667 shares sold by the selling shareholders at a price of US$18.00 per share. Further, 4,166,667 shares were subscribed by CDPQ Infrastructures Asia Pte Ltd., as part of a concurrent private placement at the same price. The IPO and the concurrent private placement resulted in aggregate proceeds net of underwriters fees and other directly related expenses, of US$ 101.0 million.

Prior to the formation of APGL and the reorganization described below, the Company’s operations were entirely conducted through Azure Power India Private Limited (“AZI”) and its subsidiaries. AZI is a company organized under the laws of India. APGL was formed to enable the consummation of the transactions described below and the IPO.

In relation to a shareholders agreement on July 22, 2015 between APGL, the non-founder investors in AZI and the founders (the “APGL SHA”), APGL purchased from the non-founder investors in AZI the equity shares and convertible securities in the form of Compulsorily Convertible Debentures (“CCDs”) and Compulsorily Convertible Preferred Shares (“CCPS”) held by them in AZI for an equivalent number of equity shares, CCDs and CCPS in APGL on substantially similar terms as those formerly held in AZI (the “Reorganization”).

Prior to the Reorganization, the non-founder investors had an 82.6% ownership interest, on an as converted basis (excluding the CCDS and CCPS which convert into a variable and the indeterminable number of equity shares), in AZI with the remaining 17.4% held by the AZI founders. Subsequent to the Reorganization, APGL held an 82.6% interest in AZI, on an as converted basis, with the remaining 17.4% held by the AZI founders. Pursuant to the IPO of APGL in October 2016, the CCD’s and CCPS held by APGL in AZI were converted into equity shares. APGL holds 96.3% of AZI as on March 31, 2017, with the balance being held by AZI founders.

On July 22, 2015, APGL, AZI and the founders entered into another shareholder’s agreement (the “AZI SHA”), which provides that it is the intention of all parties to the AZI SHA to eventually make AZI a wholly owned subsidiary of APGL. As of March 31, 2017, the Company did not own 102,497 equity shares of AZI, representing 3.7% of its equity shares. These equity shares are owned by the AZI founders. Pursuant to the terms of the AZI SHA and the Lock-in Agreement, the AZI founders have surrendered, or transferred to APGL, their legal and economic rights associated with these equity shares and being a minority shareholder. In connection therewith and also pursuant to the AZI SHA, the AZI founders and APGL have entered into an option whereby APGL may, at any time and without time limit, cause the AZI founders to transfer their AZI equity shares to APGL for consideration equal to the minimum applicable price as per Indian law, with any proceeds above the face value of such shares (INR 10 or US$0.15 per share) to be distributed among the AZI founders and non-founder investors (the former CCPS holders) pro rata based on their as-converted shareholding in APGL. The option does not expire for a period of two years and no consideration was given for this option. In addition, the AZI SHA prohibits a transfer of equity shares held by the founders without the consent of APGL.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Given that the AZI SHA, the option and the Lock-in Agreement were purposely designed so that the equity shares held by the AZI founders will never have governing or economic substance, no value, income or loss has been attributed to such non-controlling interest.

Mr. Inderpreet Wadhwa, IW Green Inc. and the non-founder investors entered into a Sponsor Lock-in Agreement (“Lock-in Agreement”) whereby IW Green Inc., agreed to not dispose of the number of such number of shares of APGL held by it as would represent an equivalent percentage of the shareholding of founders’ shareholding in AZI. This obligation would continue until expiry or the occurrence of a termination event, as defined. In addition, pursuant to the Lock-in Agreement, the amount for which the founders sell their shares in AZI (including any sale to APGL) above the face value of such shares (INR 10, or US$0.15, per equity share) plus taxes and expenses incurred by the founders on the transfer of such shares is to be distributed among the founders and the non founders pro rata based on their as converted shareholding in APGL that existed at the date of the agreement. The non-founder investors and founders have extended the lock in period, including the period for sharing the excess returns till to a date two years from the completion of APGL’s IPO.

The APGL SHA, AZI SHA and their combined effect, including the call option and the Lock-In Agreement, replicated the founders and the non-founder investor’s interests in AZI in APGL on a substantially cash neutral basis and without any gain/loss by one party at the expense of another party. To reflect the economic substance of the APGL SHA, the AZI SHA and the Reorganization, the Company has prepared the consolidated financial statements as though it had been combined with AZI since the earliest period presented, using the ‘pooling of interests method’ of accounting with the assets and liabilities of the entities recorded at their historical carrying values. Similarly, no value has been attributed to the non-controlling interest still held by the AZI founders in AZI.

2. Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in Indian rupees (“INR”), unless otherwise stated. The consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation. Certain balances relating to prior years have been reclassified to conform to the current year presentation.

All share and per share amounts presented in the consolidated financial statements have been adjusted to reflect the 16-for-1 stock split of the Company’s equity shares that was effective on October 6, 2016.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, valuation of share based compensation, income taxes including

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

related valuation allowance, energy kilowatts expected to be generated over the entire term of certain PPAs and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

(c)	Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“INR”). The Company’s subsidiaries with operations in India and the United States use their respective currencies as their functional currencies. The financial statements of APGL and its subsidiaries, other than subsidiaries with functional currency of INR, are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

Revenue, expense and cash flow items are translated using the average exchange rates for the respective year. The resulting gains and losses from such translation are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss, which is a separate component of shareholders’ equity/(deficit).

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s US dollar (“US$”) denominated borrowings, are included in ‘Loss on foreign currency exchange, net’ in the consolidated statements of operations.

(d)	Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity/(deficit) and cash flows from INR into US$, as of and for the year ended March 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 64.85, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling INR 291,951 and INR 846,394 (US$ 13,052) at March 31, 2016 and 2017, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day’s notice.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(f)	Restricted cash

Restricted cash consists of cash balances restricted as to withdrawal or usage and relates to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under the Company’s loan agreements. Restricted cash is classified into current and non-current portions based on the term of the deposit and the expiration date of the underlying restriction.

(g)	Investments

The Company determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during the periods presented in the accompanying consolidated financial statements are classified as available for sale (short-term investments) consisting of liquid mutual funds units and held-to-maturity investments (long-term investments) consisting of notes of the Bank of Mauritius.

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered as available for sale and held to maturity. Investments classified as available for sale are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive income or loss in the consolidated statement of shareholders’ equity/(deficit). As of March 31, 2015, and 2016, the Company did not have any short-term available for sale securities and as of March 31, 2017, the Company had INR 3,296,797 (US$ 50,837) as short term investments available for sale securities and unrealized gain of INR 31,774 (US$ 490) on such investments. Realized gains from the sale of available for sale securities during the years ended March 31, 2015, 2016 and 2017 were INR 13,949, INR 45,375 and INR 72,334 (US$ 1,115), respectively and proceeds from the sale of available for sale securities during the year ended March 31, 2015, 2016 and 2017 were INR 927,940, INR 5,071,014 and INR 9,744,735 (US$ 150,266), respectively.

Securities that the Company has positive intent and ability to hold till maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2016, and March 31, 2017, amortized cost of held to maturity investments were INR 6,785 and INR 6,631 (US$ 102) respectively. The maturity date of the investment is February 3, 2020 (one to five years).

Realized gains and losses, and decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on First in First Out (“FIFO”) method.

(h)	Accounts receivable

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2016 and 2017 was INR 44,478 and INR 44,478 (US$ 686). Accounts receivable serve as collateral for borrowings under the working capital facility, described in Note 5.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(i)	Deferred IPO cost

The Company incurred underwriter fees, legal expenses, printing costs and other costs directly relating to its IPO of INR 966,947 (US$ 14,911). The Company accounted for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares. These costs were applied against the proceeds from the IPO.

(j)	Property, plant and equipment

Property, plant and equipment represents the costs of completed and operational solar power plants, as well as the cost of furniture and fixtures, vehicles, office and computer equipment, leasehold improvements, freehold land and construction in progress. Construction in progress represents the accumulated cost of solar power plants that have not been placed into service at the date of the balance sheet. Construction in progress includes the cost of solar modules for which the Company has taken legal title, civil engineering, electrical and other related costs incurred during the construction of a solar power plant. Construction in progress is reclassified to property, plant and equipment when the project begins its commercial operations.

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	5 years
Computers	3 years

Leasehold improvements to office facilities are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Lease hold improvements on the solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the PPAs undertaken with the respective customer. Freehold land is not depreciated. Construction in progress is not depreciated until it is ready to be put to use.

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use.

The amount of interest capitalized during the years ended March 31, 2015, 2016 and 2017 was INR 155,012, INR 219,166 and INR 256,802 (US$ 3,960), respectively.

(k)	Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended March 31, 2016 and 2017.

(l)	Leases and land use rights

Certain of the Company’s leases relate to leasehold land on which the solar power plants are constructed and for office facilities. Leases are reviewed for capital or operating classification at their inception under the guidance of ASC Topic 840 Leases. The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property.

Land use rights represent lease prepayments to the lessor. Land use rights are carried at cost less accumulated amortization. Amortization is provided to write-off the cost of these prepayments on a straight-line basis over the period of the lease or the PPA, whichever is shorter.

The Company did not have any capital leases during any of the periods presented in the accompanying consolidated financial statements.

(m)	Asset retirement obligations (ARO)

Upon the expiration of a PPA or, if later, the expiration of the lease agreement for solar power plants located on leasehold land, the Company is required to remove the solar power plant and restore the land. The Company records the fair value of the liability for the legal obligation to retire the asset in the period in which the obligation is incurred, which is generally when the asset is constructed. When a new liability is recognized, the Company capitalizes it by increasing the carrying amount of the related long-lived asset, which resulting ARO asset is depreciated over the remaining useful life of the solar power plant. The liability is accreted and expensed to its present expected future value each period based on a credit adjusted risk free interest rate. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss.

The Company’s asset retirement obligations were INR 94,301 and INR 242,980 (US$ 3,747) as of March 31, 2016 and 2017, respectively. The accretion expense incurred during the years ended March 31, 2015, 2016 and 2017 was INR 2,592, INR 6,109 and INR 9,329 (US$ 144), respectively. There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of March 31, 2017.

	2016 (INR)	2017 (INR)	2017 (US$)
Beginning balance	70,942	94,301	1,454
Addition during the year	17,250	139,350	2,149
Liabilities settled during the year	—	—	—
Accretion expense during the year	6,109	9,329	144
Ending balance	94,301	242,980	3,747

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(n)	Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software. As of March 31, 2017, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2017, all capitalized software was considered fully recoverable.

(o)	Debt financing costs

Financing costs incurred in connection with obtaining construction and term financing loans are deferred and amortized over the term of the respective loan using the effective interest rate method. Amortization of debt financing costs is capitalized during construction and recorded as interest expense in the consolidated statements of operations, following commencement of commercial operations of the respective solar power plants. In case of refinancing of existing loans, the Company records the unamortized portion of debt financing costs as an expense and the cost of debt refinancing is deferred and amortized over the remaining term of the refinanced loan.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 — “Interest — Imputation of Interest (ASC Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Cost” which requires the discount or premium and debt issuance costs to be reported in the balance sheet as a direct deduction from the face amount of debt liability. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015. The Company has retrospectively adopted the change and presented the debt financing costs as a deduction from the current and non-current borrowings. The retrospective adoption of this guidance had no impact to the consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. Certain amounts in the prior year’s consolidated balance sheets have been reclassified to conform to the current year presentation. This has resulted in the reclassification of current portion of debt financing cost totaling INR 51,935 at March 31, 2016.

Carrying value of debt financing costs as of March 31, 2016 and March 31, 2017 were INR 438,172 and INR 909,131 (US$14,019) respectively. Amortization of debt financing costs for the fiscal year ended March 31, 2015, 2016 and 2017 was INR 22,090, INR 52,762 and INR 114,085 (US$1,759), respectively.

(p)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authority. Income taxes are recorded under the asset and liability method, as prescribed under ASC Topic 740 Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company establishes valuation allowances against its deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Through March 31, 2017, the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. As permitted, the Company elected to early adopt this guidance on a retrospective basis and all deferred tax assets and liabilities are classified as non-current.

(q)	Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 5,693, INR 10,350 and INR 15,734 (US$ 243) for the years ended March 31, 2015, 2016 and 2017, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2017, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 7,350 and INR 11,077 (US$ 171) as of March 31, 2016 and 2017, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2016 and 2017 were not significant.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(r)	Revenue recognition

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized at lower of the amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through March 31, 2017, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

For the years ended March 31, 2015, 2016 and 2017, the amount of revenue recognized under the PPA’s with scheduled price changes is INR 175,492, INR 168,552 and INR 161,760 (US$ 2,494), respectively.

Revenue from sale of power is recorded net of discounts. Through March 31, 2017, discounts have not been significant.

The Company records the proceeds received from Viability Gap Funding (VGF) on fulfillment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

(s)	Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and if applicable, lease costs.

Depreciation expense is not included in cost of operations but is included within “Depreciation and amortization expense”, shown separately in the consolidated statements of operations.

(t)	General and administrative expenses

General and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(u)	Share based compensation

The Company follows guidance under ASC Topic 718, Compensation — Stock Compensation, which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on their fair value. The Company recognizes compensation expense for equity share options net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is included in general and administrative expenses and recognized in the consolidated statements of operations based on awards ultimately expected to vest.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Lattice valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a market condition.

Refer to note 19 for details on the Share based compensation.

(v)	Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

(w)	Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

(x)	Derivative instruments

Derivative instruments are recorded on the consolidated balance sheets at fair value. Changes in fair value of derivatives not designated as accounting hedges are reported directly in earnings along with the corresponding transaction gains and losses on the items being hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings and are not designated as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the consolidated statements of operations. These derivatives are not held for speculative or trading purposes.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(y)	Segment information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the chief operating decision maker. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment: Sale of power. The Company’s principal operations, revenue and decision-making functions are located in India.

(z)	Non-controlling interest

The non-controlling interest recorded in the financial statements relates to (i) a 20% ownership in a subsidiary (10MW Gujarat Power Plant) not held by the Company, (ii) a 48.37% ownership in a subsidiary (150MW Punjab Power Plant) not held by the Company, and (iii) a 49% ownership in a subsidiary on an as converted basis (50MW Uttar Pradesh Power Plant) not held by the Company.

As of March 31, 2017, the Company recorded a non-controlling interest amounting to INR 1,304,729 (US$ 20,119) including INR 18,924 (US$ 292) of net loss for the year. As of March 31, 2016, the Company recorded a non-controlling deficit amounting to INR 330, including loss of INR 4,651 for the year Net loss attributable to non-controlling interest for the year ended March 31, 2015 was INR 5,595.

(aa)	Redeemable non-controlling interest

The redeemable non-controlling interest recorded in the financial statements relates to a 29% ownership in a subsidiary (50MW Andhra Pradesh Power Plant) not held by the Company. The investor representing the redeemable non-controlling interest has a put option to sell its equity interest to the Company for cash at the lower of fair value or a return of 11.5% after March 5, 2019. This non-controlling interest is considered to be redeemable equity under ASC 480-10-S99-3A and accordingly it is classified as “mezzanine” equity in the Company’s consolidated balance sheet. The Company has adjusted the carrying amount of the redeemable non-controlling interest to its expected redemption value of INR 346,754 and INR 390,827 (US$ 6,027) at March 31, 2016 and 2017 respectively, based on the guaranteed return which is less than fair value.

bb)	Recent accounting pronouncements

Beginning April 1, 2017, the Company has irrevocably elected to follow public company effective dates for new accounting pronouncements.

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which comprises of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

performance obligation. The deferral resulted in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 (April 1, 2018 for the Company). The Company has the option of adopting the new revenue standard using either one of two methods: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospectively with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09.

The Company is in the process of evaluating the impact of the standard update. The ultimate impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms of contractual arrangements. The Company also continues to evaluate the available transition methods and its contractual arrangements. The Company’s considerations include, but are not limited to, the comparability of its financial statements and the comparability within its industry from application of the new standard to its contractual arrangements. The Company plans to select a transition method by December 2017. The Company has established an implementation team to implement the standard update related to the recognition of revenue from contracts with customers. The Company continues to evaluate the changes to accounting system and processes, and additional disclosure requirements that may be necessary.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For leases that were formerly classified as operating, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 (April 1, 2019 for the Company), including interim periods within those fiscal years using the modified retrospective method, which will require adjustment to all comparative periods presented in the consolidated financial statements. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements and the approach to be used.

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016 (April 1, 2017 for the Company), including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments are an improvement to GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, to require the recognition of the income tax effects from an intra-entity transfer of an asset other than inventory. The ASU is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adoption of the ASU is based on a modified retrospective method. The Company intends to early adopt the ASU fiscal year beginning April 1, 2017 and early adoption will result in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. The Company believes on early adoption of this guidance, tax expense is expected to be lower and accordingly its profit after tax is likely to increase as it will result in recognition of deferred tax assets on intra-entity transfer of assets is likely to be higher than the prepaid taxes it could have recognize earlier.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows — Restricted cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this update require that a statement of cash flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 31, 2017 (April 1, 2018 for the Company) and interim periods within those annual periods. Early adoption is permitted with an adjustment reflected as of the beginning of the fiscal year in which the amendment is adoption. The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	2016 (INR)	As of March 31,
		2017 (INR)	2017 (US$)
Bank demand deposits	2,798,336	4,614,158	71,151
Term deposits	291,951	846,394	13,052
Cash on hand	99	118	2

Total	3,090,386	5,460,670	84,205

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

4. Restricted cash

Restricted cash consists of the following:

	March 31, 2016 (INR)	As of March 31,
		2017 (INR)	2017 (US$)
Bank demand deposits	821,891	3,629,037	55,960
Term deposits	871,637	1,383,414	21,333

	1,693,528	5,012,451	77,293
Restricted cash — current	821,891	3,629,037	55,960

Restricted cash — non-current	871,637	1,383,414	21,333

The increase in the restricted cash balance from March 31, 2016 to March 31, 2017 is due to an increase in Company’s solar power plant construction activities, which in turn has resulted in increased borrowing needs and an increase in the respective restricted cash required by the lenders to cover principal and interest payments and letters of credit needed to purchase solar panels.

5. Accounts receivable

Accounts receivable, net consists of the following:

	As of March 31,
	2016 (INR)	2017 (INR)	2017 (US$)
Accounts receivable	601,233	1,183,083	18,243
Less: Allowance for doubtful accounts	(44,478)	(44,478)	(685)

Total	556,755	1,138,605	17,558

Activity for the allowance for doubtful accounts receivable is as follows:

	As of March 31,
	2016 (INR)	2017 (INR)	2017 (US$)
Balance at the beginning of the year	10,000	44,478	685
Provision for doubtful accounts	34,478	—	—

Balance at the end of the year	44,478	44,478	685

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	March 31, 2016 (INR)	As of March 31,
		2017 (INR)	2017 (US$)
Prepaid income taxes	91,669	156,728	2,416
Derivative instruments (Note 21)	108,606	63,818	984
Interest receivable on term deposits	27,731	63,352	977
Other prepaid expenses	80,001	212,039	3,270

Total	308,007	495,937	7,647

7. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	Estimated Useful Life (in years)	March 31, 2016 (INR)	As of March 31,
			2017 (INR)	2017 (US$)
Plant and machinery (solar power plants)	25	21,330,457	35,664,766	549,958
Furniture and fixtures	5	5,142	6,043	93
Vehicles	5	12,633	13,177	203
Office equipment	5	10,645	15,926	246
Computers	3	19,812	29,827	460
Leasehold improvements — solar power plant	25	1,436,256	2,434,449	37,540
Leasehold improvements — office	1-3	13,694	19,010	293

		22,828,639	38,183,198	588,793
Less: Accumulated depreciation		1,450,519	2,484,595	38,313

		21,378,120	35,698,603	550,480
Freehold land		527,645	1,421,912	21,926
Construction in progress		2,475,664	3,822,093	58,937

Total		24,381,429	40,942,608	631,343

Depreciation expense on property, plant and equipment was INR 318,411, INR 679,698 and INR 1,036,029 (US$ 15,976) for the years ended March 31, 2015, 2016 and 2017, respectively.

The Company has received government grants for the construction of rooftop projects amounting to INR 11,700, INR 16,900 and INR Nil for the years ended March 31, 2015, 2016 and 2017, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related rooftop projects.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

8. Software, net consists of the following:

	Estimated Useful Life (in years)	March 31, 2016 (INR)	March 31,
			2017 (INR)	2017 (US$)
Software licenses and related implementation costs	3 Years	27,688	38,839	599
Less: Accumulated amortization		13,031	23,567	364

Total		14,657	15,272	235

Aggregate amortization expense for software was INR 4,019, INR 8,083 and INR 10,536 (US$ 162) for the years ended March 31, 2015, 2016 and 2017, respectively.

Estimated amortization expense for the years ending March 31, 2018, 2019, and 2020 is INR 8,301, INR 4,504, INR 2,467, respectively.

9. Other assets

Other assets consist of the following:

	March 31, 2016 (INR)	As of March 31,
		2017 (INR)	2017 (US$)
Prepaid income taxes	288,771	666,574	10,279
Derivative instruments (Note 21)	83,426	61,120	942
Interest receivable on term deposits	85,154	128,678	1,984
Security deposit to related party (Note 18)	8,567	2,160	33
Land use rights	91,218	114,178	1,761
Prepaid expenses	—	32,806	506
Other	38,765	88,049	1,358

Total	595,901	1,093,565	16,863

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

10. Long term debt

Long term debt consists of the following:

	March 31, 2016 (INR)	As of March 31,
		2017 (INR)	2017 (US$)
Compulsorily convertible debentures 5.0% — DEG	1,272,400	—	—
Compulsorily convertible debentures 10.0% — IFC	478,900	—	—
Compulsorily convertible debentures 0% — IFC II	140,100	—	—
Compulsorily convertible debentures 5% — IFC III	241,100	—	—
Series E compulsorily convertible preferred shares (140,000 shares)	837,300	—	—
Series G compulsorily convertible preferred shares (18,882 shares)	630,900	—	—

	3,600,700	—	—

Secured term loans, net of financing costs:
Foreign currency loans	5,889,467	5,385,949	83,052
Indian rupee loans	13,340,243	27,311,619	421,151

	19,229,710	32,697,568	504,203

Total debt	22,830,410	32,697,568	504,203
Less current portion	4,477,696	1,554,806	23,975

Long-term debt	18,352,714	31,142,762	480,228

Compulsorily convertible debentures (CCDs)

Pursuant to the IPO in October 2016, the Company converted of all the CCD’s (DEG, IFC, IFC II and IFC III CCDs) which had guaranteed returns ranging from 18.4 % per annum to 20.0% per annum into 1,826,305 equity shares. The CCD’s converted contained the following terms and conditions:

Voting

The holders of the CCDs were entitled to voting rights other than for certain specific matters based on their proportionate voting rights as defined and specified in the shareholder and CCD agreements.

Term

Unless converted, the DEG, IFC, IFC II and IFC III CCDs matured 20 years from the date of the respective issuance being November 10, 2031, December 14, 2030, January 3, 2033 and September 5, 2034, respectively.

Interest

The DEG CCDs carried an interest rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment was eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The IFC CCDs carried an interest rate of 10.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment was eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The IFC II CCDs did not carry an annual interest rate. However, if any dividends were paid to equity shareholders or the holders of the Compulsorily Convertible Preferred Shares (“CCPS”), the IFC II holders were entitled to interest/dividends equal to the return provided to the equity shareholders or the CCPs shareholders, whichever is higher.

The IFC III CCDs carried an interest at a rate of 5.0% per annum through the date of their conversion into equity shares of the Company. The first interest payment was eighteen months from the issuance date followed by quarterly payments until the earlier of the date of conversion or maturity.

The CCDs converted upon the Company’s IPO at a price such that the holder earned an internal rate of return ranging from 18.4% per annum to 20.0% per annum.

Buyback obligation

In case Company was not able to complete the Qualified Initial Public Offering (“QIPO”) date of December 31, 2016, or upon a breach of the funding requirements of the CCD holders or upon the occurrence of a liquidation event, as defined, the holders of the CCDs had an option, at their discretion, to require the Company to buyback the equity shares held by them after the conversion of their CCDs into equity shares so as to give them their required returns ranging from 18.4% per annum to 20.0% per annum.

As of March 31, 2016, these debentures were held by AGPL and the QIPO date was modified to December 31, 2016. The CCDs amounting to INR 2,132,500 had been classified as current liability assuming redemption at or before the modified QIPO date.

Accounting

In accordance with ASC Topic 480 Distinguishing Liabilities from Equity, the CCDs were recorded at their respective fair values at period end. The fair value was determined based on a discounted cash flow analysis under the income approach. Changes in their fair value were recorded as interest expense in the statements of operations. The carrying amount of the CCDs included the unrealized changes in the fair value of INR 950,490 as of March 31, 2016. Issuance costs on the CCDs were expensed as incurred.

Interest expense, including changes to fair value, on the CCDs for the years ended March 31, 2015, 2016 and 2017 was INR 248,831, INR 408,172, and INR 90,360 (US$ 1,392), respectively.

Series E and Series G Compulsorily Convertible Preferred Shares (Series E and G CCPS)

Pursuant to the IPO in October 2016, the Company has converted the Series E and Series G CCPS into 1,286,598 equity shares so as to give the holders their guaranteed returns of 18.4% per annum.

On April 18, 2013, AZI had issued shares of Series E CCPS for net proceeds of INR 491,400 (US$7,935). On July 25, 2015, the Series E CCPS in AZI were exchanged for similar instruments in APGL having identical terms and conditions. On August 5, 2015, APGL issued shares of Series G CCPS for net proceeds of INR 541,946 (US$8,188).

Series E and G CCPS contained the following key terms and conditions, as amended.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Voting

The holders of the Series E and G CCPS were not entitled to voting rights other than for certain specific matters based on their proportionate voting right as defined and specified in the shareholder and the Series E and G CCPS agreements.

Term

Series E and G CCPS were redeemable within twenty years from the date of their respective allotment on April 18, 2033 and August 5, 2035, respectively

Dividend

Each of the Series E and G CCPS holders were entitled to a 5.0% per share non-cumulative dividend, declared and paid in accordance with the Indian Companies Act of 2013. Should the equity or the Series A, B, C, D, F or H CCPS holder in any financial year received a dividend payout higher than 5% per annum of the amount invested by such investors, the Series E and G CCPS holders were entitled to receive an additional dividend equal to the difference between the percentage return earned by the equity or the Series A, B, C, D, F or H CCPS holders and the rate of dividends received by the Series E and G CCPS holders. The Company had not declared or paid any dividends through March 31, 2017.

Buyback obligation

At any time after the expiry of the QIPO date of December 31, 2016, or if the funding covenants of the Series E and G CCPS are breached, the Series E and G CCPS holders had an option, at their discretion, to require the Company to buyback the equity shares held by them after conversion of the Series E and G CCPS into equity shares so as to give them a required return of 15.0% per annum and 16.0% per annum, respectively.

Accounting

In accordance with ASC Topic 480, the Series E and G CCPS were classified as a liability and recorded at fair value at each period end. The fair value had been determined based on the discounted cash flow analysis under the income approach. Changes in their fair valuation were recorded as interest expense in the statements of operations. The carrying amount of series E and G CCPS included the unrealized changes in their fair value of INR 434,901 as of March 31, 2016. Issuance costs on the CCPS were expensed as incurred. As of March 31, 2016, the Series E and G CCPS were classified as current liabilities and converted into equity shares as of March 31, 2017.

Project level secured term loans

Foreign currency loans

From June 2009 through September 2009 the Company borrowed INR 309,631 (US$6,230) for the financing of a 2 MW solar power project, which carries a fixed interest rate. The loan is repayable in 48 equal quarterly installments which commenced on December 15, 2010. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 292,986 (US$ 4,518) as of March 31, 2017.

From February 2011 through June 2011, the Company borrowed INR 1,233,084 (US$26,835) for the financing of a 10 MW solar power project, which carries a fixed interest rate. The loan is repayable in 54 equal

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

quarterly installments which commenced on September 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,082,182 (US$ 16,687) as of March 31, 2017.

From October 2011 through March 2012, the Company borrowed INR 782,793 (US$15,777) for the financing of a 5 MW solar power project, which carries a fixed interest rate. The loan is repayable in 66 quarterly installments commencing July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 618,188 (US$ 9,533) as of March 31, 2017.

From October 2012 through September 2013, the Company borrowed INR 3,503,984 (US$63,709) for the financing of a 35 MW solar power project, which carries a fixed interest rate. The loan is repayable in 36 semi-annual installments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of INR 2,897,230 (US$ 44,676) as of March 31, 2017.

The fixed interest foreign currency loans carry an interest rate ranging from 4.07% to 6.43% per annum.

During the year ended March 31, 2015, the Company entered into an unsecured credit facility commitment for financing future rooftop solar power projects. The total amount of the facility is INR 1,326,658 (US$20,000). The interest rate for the facility is fixed at lender’s base rate plus 2.25% per annum at the time of first disbursement. The loan is repayable in 54 quarterly installments which will commence on October 15, 2017. During the period ended March 31, 2017, an amount of INR 49,077 (US$ 757) at an interest rate of 4.42% has been borrowed under this facility and the Company has incurred deferred financing cost of INR 17,640 (US$ 272) in relation to this facility. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 47,389 (US$ 731) as of March 31, 2017.

The carrying value of the foreign currency loans includes unrealized foreign exchange losses of INR 1,580,504 and INR 1,560,068 (US$ 24,057) as of March 31, 2016 and 2017, respectively.

The Company in required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling INR 418,572 and INR 436,239 (US$ 6,727) at March 31, 2016 and 2017, are classified as restricted cash non-current on the consolidated balance sheets.

The foreign currency loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances. As of March 31, 2017, the Company is in compliance with all such covenants.

Indian rupee loans

The Indian rupee loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service ratio, indebtedness to net worth ratio, debt equity ratio, debt service coverage ratio, receivable to sales ratio and maintenance of debt service balances. As of March 31, 2017, the Company is in compliance with all such covenants.

In December 2013, the Company borrowed INR 143,740 (US$2,195) for the financing of a 2.5 MW solar power project, which carries an interest rate of 12.15% per annum to be periodically revised by the lender. The interest rate as of March 31, 2017 was 12.15% per annum and the weighted average interest rate for the year ended March 31, 2017 was 12.15% per annum. The loan is repayable in 29 semi-annual installments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 141,911 (US$ 2,188) as of March 31, 2017.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

From March 2014 through March 2016, the Company borrowed INR 228,848 (US$ 3,454) for financing of a 4 MW solar rooftop power project, which carries an interest rate at a base rate, as defined, plus 2.25% per annum. The interest rate as of March 31, 2017 was 11.95% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.95% per annum. The loan is repayable in 54 quarterly installments commencing on March 28, 2015. The borrowing is collateralized by the underlying solar rooftop power project assets with a net carrying value of INR 239,012 (US$ 3,686) as of March 31, 2017.

From March 2014 through September 2014, the Company borrowed INR 1,880,000 (US$28,702) for financing of a 34 MW solar power project, which has been refinanced by new loan amounting to INR 1,740,000 (US$ 26,831) during September, 2016. The unamortized carrying value of ancillary cost of borrowing as on the date of refinancing of INR 35,014 (US$ 540) has been expensed as interest expense during the period. The floating interest rate as of March 31, 2017 was 10.6% — 11.0% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.58% per annum. The loan is repayable in 70 equal quarterly installments commencing October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,772,555 (US$27,333) as of March 31, 2017.

In September 2014, the Company borrowed INR 550,000 (US$8,397) for financing of a 10 MW solar power project, which carries a floating rate of interest at a base rate, as defined, plus 2.25% per annum. The floating interest rate as of March 31, 2017 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2017 was 12.14% per annum. The loan is repayable in 44 quarterly installments commencing January 27, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 539,974 (US$ 8,327) as of March 31, 2017

From November 2014 through January 2015, the Company borrowed INR 585,000 (US$ 8,931) for financing of a 10 MW solar power project, which carries a floating rate of interest to be periodically revised by the lender. The floating interest rate as of March 31, 2017 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2017 was 12.14% per annum. The loan is repayable in 58 quarterly installments commencing January 17, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 576,958 (US$ 8,897) as of March 31, 2017.

From May 2015 through June 2015, the Company borrowed INR 1,601,000 (US$24,188) for financing of a 30 MW solar power project, which carries a floating rate of interest at a base rate plus 1.5% per annum. The floating interest rate as of March 31, 2017 was 11.75% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.75% per annum. The loan is repayable in 57 quarterly instalments commencing March 31, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,665,521 (US$ 25,683) as of March 31, 2017.

From December 2014 through September 2015, the Company borrowed INR 2,050,000 (US$30,971) for financing of a 40 MW solar power project, which carries a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of March 31, 2017 from a consortium of lenders was in the range of 11.43 % per annum to 12.25 % per annum floating with additional 1% per annum interest during the construction period. The weighted average interest rate for the year ended March 31, 2017 was 11.98 % per annum. The loan is repayable in 57 quarterly instalments commencing October 15, 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,067,759 (US$ 31,885) as of March 31, 2017.

From December 2014 through September 2015, the Company borrowed INR 2,363,100 (US$35,702) for financing of a 40 MW solar power project, which carries a floating rate of interest which will reset after every

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

2 years from the date of commissioning. The interest rate as of March 31, 2017 from a consortium of lenders was 12.25% per annum floating with additional 1% per annum interest during construction period. The weighted average interest rate for the year March 31, 2017 was 12.25% per annum. The loan is repayable in 48 quarterly instalments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,380,771 (US$ 36,712) as of March 31, 2017.

From December 2014 through September 2015, the Company borrowed INR 1,173,500 (US$17,729) for financing of a 20 MW solar power project, which carries a floating rate of interest which will reset after every 2 years from the date of commissioning. The interest rate as of March 31, 2017 from a consortium of lenders was 12.25% per annum floating with additional 1% per annum interest during the construction period. The weighted average interest rate for the year ended March 31, 2017 was 12.25% per annum. The loan is repayable in 48 quarterly instalments commencing May 31, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,186,929 (US$ 18,303) as of March 31, 2017.

In September 2015, the Company borrowed INR 1,233,000 (US$18,824) for financing of a 28 MW solar power project, which has been refinanced by new loan amounting to INR 1,600,000 (US$ 24,672) during August, 2016. The unamortized carrying value of ancillary cost of borrowing as on the date of refinancing of INR 23,159 (US$ 357) has been expensed as interest expense during the period. The floating interest rate as of March 31, 2017 was 11.00% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.38% per annum. The loan is repayable in 72 quarterly installments commencing October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,419,299 (US$ 21,886) as of March 31, 2017.

In January 2016, the Company borrowed INR250,000 (US$ 3,774) for financing of a 5 MW solar power project, which carries a floating rate of interest which will be subject to revision on expiry of every 2 years as per the interest guidelines of IREDA. The rate of interest is 11.4% and the weighted average interest rate for the year ended March 31, 2017 was 11.4% per annum with additional interest during construction period of 0.5% per annum. The loan is repayable in 48 monthly installments commencing March 31, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 299,643 (US$ 4,621) as of March 31, 2017.

From January 2016 through March 2016, the Company borrowed INR2,562,300 (US$ 39,511) for financing of a 50 MW solar power project, which carries a floating rate of interest at a base rate, as defined, minus 2.55% per annum. The floating interest rate as of March 31, 2017 was 10.95% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.77% per annum. The loan is repayable in 65 quarterly installments commencing June 30, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,952,478 (US$ 45,528) as of March 31, 2017.

From April 2016 through May 2016, the Company borrowed INR 463,050 (US$ 7,140) for financing of a 10 MW solar power project. The floating interest rate as of March 31, 2017 was 12.15% per annum and the weighted average interest rate for the year ended March 31, 2017 was 12.15% per annum. The loan is repayable in 56 quarterly installments commencing October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 622,670 (US$ 9,602) as of March 31, 2017.

From May 2016 through March 2017, the Company borrowed INR 538,100 (US$ 8,298) for financing of a 10 MW solar power project. The floating interest rate as of March 31, 2017 was 11.35% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.35% per annum. The loan is repayable in 60 quarterly installments commencing June 30, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 598,902 (US$ 9,235) as of March 31, 2017.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

From August 2016 through March 2017, the Company borrowed INR 5,981,800 (US$ 92,241) for financing of a 150 MW solar power project. The floating interest rate as of March 31, 2017 was 10.50% — 11.25% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.25% per annum. The loan is repayable in 66 quarterly installments commencing December 31, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 6,304,848 (US$ 97,222) as of March 31, 2017.

In November 2016, the Company borrowed INR 261,400 (US$ 4,031) for financing of a 14 MW solar power project. The floating interest rate as of March 31, 2017 was 11.20% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.20% per annum. The loan is repayable in 55 quarterly installments commencing June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 296,518 (US$ 4,572) as of March 31, 2017.

From October 2016 through February 2017, the Company borrowed INR 1,293,472 (US$ 19,946) for financing of a 40 MW solar power project from consortium of lenders. The floating interest rate as of March 31, 2017 was 10.35% — 11.75% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.04% per annum. The loan is repayable in 64 quarterly installments commencing January 15, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,377,467 (US$ 36,661) as of March 31, 2017.

From October 2016 through November 2016, the Company borrowed INR 1,315,371 (US$ 20,283) for financing of a 40 MW solar power project from consortium of lenders. The floating interest rate as of March 31, 2017 was 10.35% — 11.75% per annum and the weighted average interest rate for the year ended March 31, 2017 was 10.93% per annum. The loan is repayable in 64 quarterly installments commencing January 15, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,145,837 (US$ 33,089) as of March 31, 2017.

In November 2016, the Company borrowed INR 356,250 (US$ 5,493) for financing of a 7 MW solar power project. The floating interest rate as of March 31, 2017 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.25% per annum. The loan is repayable in 63 quarterly installments commencing October 1, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 415,359 (US$ 6,405) as of March 31, 2017.

In March 2017, the Company borrowed INR 1,000,000 (US$ 15,420) for financing of a 100 MW solar power project. The floating interest rate as of March 31, 2017 was 11.00% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.00% per annum. The loan is repayable in 74 quarterly installments commencing September 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 396,337 (US$ 6,112) as of March 31, 2017.

In March 2017, the Company borrowed INR 825,000 (US$ 12,722) for financing of a 50 MW solar power project. The floating interest rate as of March 31, 2017 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.25% per annum. The loan is repayable in 63 quarterly installments commencing September 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 899,177 (US$ 13,865) as of March 31, 2017.

In March 2017, the Company borrowed INR 375,000 (US$ 5,783) for financing of a 10 MW solar power project. The floating interest rate as of March 31, 2017 was 10.75% per annum and the weighted average interest rate for the year ended March 31, 2017 was 10.75% per annum. The loan is repayable in 37 quarterly

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

installments commencing September 30, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 567,092 (US$ 8,745) as of March 31, 2017.

In March 2017, the Company borrowed INR 2,300,000 (US$ 35,466) for financing of a 100 MW solar power project from consortium of lenders. The floating interest rate as of March 31, 2017 was 10.75% —12.00% per annum and the weighted average interest rate for the year ended March 31, 2017 was 11.88% per annum. The loan is repayable in 73 quarterly installments commencing June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,228,308 (US$ 34,361) as of March 31, 2017.

As of March 31, 2017, the Company has unused commitments for long-term financing arrangements amounting to INR 16,227,730 (US$ 250,235) for solar power projects.

For certain of the Indian rupee loans, two of the directors of the Company have provided personal guarantees in favor of the lenders and have also pledged part of their shareholding with these lenders.

Short term loan facilities

Facility 1

In September 2015, the Company entered into a revolving credit facility in the amount of INR 1,000,000 (US$15,108). Borrowings under this facility are repayable within 12 months of disbursement. Two directors of AZI have given personal guarantees in favor of the lenders. The Company has also pledged shareholding of two project subsidiaries.

In November 2015, the Company borrowed INR 480,000 (US$7,334) for financing a 10 MW solar power project. The weighted average interest rate for the year ended March 31, 2017 was 13.25% per annum. The loan is repayable within 12 months from the date of 1st disbursement for the project and is further collateralized by the assets created from the respective disbursement. The borrowing has been repaid during the year and no amounts are outstanding under this facility at March 31, 2017.

In December 2015, the Company borrowed INR 418,000 (US$6,320) for financing a 10 MW solar power project. The weighted average interest rate for the year ended March 31, 2017 was 13.25% per annum. The loan is repayable within 12 months from the date of first disbursement for the project and is further collateralized by the assets created from the respective disbursement. The borrowing has been repaid during the year and no amounts are outstanding under this facility at March 31, 2017.

Facility 2

In February 2016, the Company borrowed INR 375,000 (US$5,660) for financing a 10 MW solar power project. The weighted average interest rate for the year ended March 31, 2017 was 13.25% per annum. The loan is repayable within 12 months from the date of disbursement for the project and is collateralized by the assets created from the disbursement. The borrowing has been repaid during the year and no amounts are outstanding under this facility at March 31, 2017

Facility 3

In February 2017, the Company borrowed INR 2,500,000 (US$ 38,551) for financing a 100 MW solar power project. The interest rate as of March 31, 2017 was 12.75% per annum. The loan is repayable within 12 months from the date of disbursement for the project and is collateralized by the assets created from the disbursement.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

From time to time, the Company is required to maintain principal and interest, both as defined in the respective agreements, as a form of collateral with banks specified by the respective lenders. Such amounts, totaling INR 918,690 (US$ 14,166) as of March 31, 2016, are classified as restricted cash on the consolidated balance sheets. Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to APGL if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends to AZI out of restricted cash.

As of March 31, 2017, the Company has fully drawn the commitments for revolving credit facilities for solar power projects.

As of March 31, 2017, the aggregate maturities of long term debt is as follows:

	Annual maturities
March 31,	INR	US$
2018	1,622,519	25,020
2019	2,225,730	34,321
2020	2,048,910	31,595
2021	2,733,616	42,153
2022	2,503,208	38,600
Thereafter	22,433,053	345,922

Total	33,567,036	517,611

11. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Company generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates.

Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Company’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period.

AZI and a subsidiary provide services to other group subsidiaries and incur income taxes on profits from these services. These services are capitalizable by the subsidiaries and are hence capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries and deducted in their respective income tax return in the form of depreciation expense. However, these capitalized costs are eliminated in the Company’s consolidated financial statements. AZI treats the income tax it incurs on the provision of such services to its subsidiaries as prepaid income taxes to the extent the amounts are expected to be deductible by the subsidiaries in their tax returns outside of the Tax Holiday Period.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The provision (benefit) for income taxes consists of the following:

	Current	Deferred	Total
Year ended March 31, 2015	191,933	61,179	253,112
Year ended March 31, 2016	28,667	299,078	327,745
Year ended March 31, 2017	509,083	383,250	892,333

US$	7,850	5,910	13,760

Income/(loss) before income taxes is as follows:

	As of March 31,
	2015 (INR)	2016 (INR)	2017 (INR)	2017 (US$)
Domestic operations	(247)	(56,881)	(28,504)	(440)
Foreign operations	(835,231)	(1,270,214)	(270,732)	(4,174)

Total	(835,478)	(1,327,095)	(299,236)	(4,614)

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2016 (INR)	2017 (INR)	2017 (US$)
Deferred tax assets:
Allowance for doubtful accounts	415	415	6
Other deductible temporary difference	202,505	243,950	3,763
Net operating loss	379,920	12,845	198

Gross deferred tax assets	582,840	257,210	3,967
Valuation allowance	(8,569)	(12,845)	(198)

Total gross deferred tax assets	574,271	244,365	3,769

Deferred tax liabilities:
Depreciation and amortization	(988,897)	(1,261,828)	(19,458)
Gain on sale of non-controlling interest	(19,333)	(19,335)	(298)
Other comprehensive income	—	(10,028)	(154)
Other taxable temporary differences	(1,428)	—	—

Total gross deferred tax liabilities	(1,009,658)	(1,291,191)	(19,910)
Net deferred tax liability	(435,387)	(1,046,826)	(16,141)

At March 31, 2016 and 2017, net deferred tax assets were INR 34,661 and INR 31,429 (US$ 485), and net deferred tax liabilities were INR 470,048 and INR 1,078,255 (US$ 16,627), respectively.

At March 31, 2017, the Company performed an analysis of the deferred tax asset valuation allowance for APGL and its Indian and US subsidiaries. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of March 31, 2017 on the basis that it is more likely than not that APGL will not be able to utilize the entirety of its net operating losses as it has no business operations of its own.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Change in the valuation allowance for deferred tax assets as of March 31, 2015, 2016 and 2017 is as follows:

	March 31,
	2015	2016	2017	2017
	(INR)	(INR)	(INR)	(US$)
Opening valuation allowance	61,129	37	8,569	132
Movement during the period	(61,092)	8,532	4,275	66
Closing valuation allowance	37	8,569	12,845	198

The effective income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes as follows:

	Year ended 2015		Year ended 2016		Year ended 2017
	Tax	%	Tax	%	Tax	%
Statutory income tax benefit	(283,979)	(33.99%)	(459,308)	(34.61%)	(103,494)	(34.60%)
Temporary differences reversing in the Tax Holiday Period	223,409	26.74%	428,034	32.25%	223,897	74.87%
Taxes on intercompany transaction reversing in the Tax Holiday Period	321,323	38.46%	256,143	19.30%	741,474	247.96%
Valuation allowance on net operating losses	(61,092)	(7.31%)	8,532	0.64%	4,275	1.42%
Other difference	53,451	6.40%	94,344	7.11%	26,180	8.55%

	253,112	30.30%	327,745	24.70%	892,333	298.20%

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring to be reserved for. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

As of March 31, 2016, and 2017, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. Those earnings totaled INR 664,789 INR 1,217,312 and INR 1,315,335 (US$ 20,283) for the years ended March 31, 2015, 2016 and 2017, respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

12. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2015 (INR)	2016 (INR)	2017 (INR)	2017 (US)
Interest expense:
CCDs	248,831	408,172	90,360	1,392
Series E and G CCPS	96,500	263,654	73,840	1,139
Term loans	598,845	1,547,382	2,439,052	37,611
Bank charges and other	55,454	106,568	160,740	2,479

	999,630	2,325,776	2,763,992	42,621
Interest income:
Term and fixed deposits	151,860	221,532	319,823	4,932
Gain on sale of investments	13,949	45,375	72,074	1,111
Investments held-to-maturity	—	33	259	4
Interest Income related party	2,031	—	—	—

	167,840	266,940	392,156	6,047

Total	831,790	2,058,836	2,371,836	36,574

13. (Gain)/ loss on foreign currency exchange

(Gain)/ loss on foreign currency exchange consists of the following:

	Year ended March 31,
	2015 (INR)	2016 (INR)	2017 (INR)	2017 (US$)
Unrealized loss/ (gain) on foreign currency loans	240,656	338,297	(126,943)	(1,958)
Realized gain on foreign currency loans	(42,280)	(80,542)	(106,299)	(1,639)
Unrealized loss on derivative instruments	7,342	11,069	61,862	954
Realized loss on derivative instruments	93,910	74,313	123,792	1,909
Other gain on foreign currency exchange	—	—	(61,540)	(949)

	299,628	343,137	(109,128)	(1,683)

14. Equity and preferred shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2016, and 2017, there were 1,758,080 and 25,915,956 equity shares issued and outstanding.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Compulsorily convertible preferred Share

There is no limit of number of preferred shares. The Compulsorily Convertible Preferred Shares (CCPS), treated as mezzanine equity, consisted of the following:

	No of Shares	Total consideration (INR)	Price per share (USD)*
Series A	38,770	92,492	49
Series B	181,046	503,994	61
Series C	229,880	381,600	34
Series D	84,348	474,964	102
Series F	138,133	1,550,508	184
Series H	133,285	3,840,339	450
Series I	55,535	1,666,490	450

	860,997	8,510,387

*	Not in thousands

In November 2008, AZI had issued 38,770 Series A CCPS for consideration of INR 91,617, (net of INR 875 share issue expenses). In February 2010, AZI had issued 181,046 Series B CCPS for consideration of INR 500,731 (net of INR 3,263 share issue expenses). In September 2011, AZI had issued 229,880 Series C CCPS for consideration of INR 377,562 (net of INR 4,038 share issue expenses). In September 2012, AZI had issued 84,348 Series D CCPS for consideration of INR 474,964 (net of INR NIL share issue expenses). From June 2014 to January 2015 AZI had issued 138,133 series F CCPS for a total consideration of INR 1,549,010 (net of INR 1,498 share issue expenses). Unless converted, the term of the Series A CCPS is a maximum of 19 years from the date of issue, whereas the terms of the Series B, Series C, Series D and Series F CCPS is a maximum of 20 years, as amended, from the date of issue. On July 25, 2015, the Series A, Series B, Series C, Series D, and Series F CCPS in AZI were exchanged for similar instruments in APGL having identical terms and conditions.

On July 25, 2015, APGL issued 133,285 Series H CCPS for consideration of INR 3,695,407 (net of INR 144,932 share issuance expenses). Unless converted, the term of the Series H CCPS is a maximum of 20 years from the date of issue. In September 2016, APGL issued 55,535 Series I CCPS for a consideration of INR 1,658,166 (net of INR 8,324 share issue expenses) with a term unless converted for 20 years from the date of issue.

The rights, preferences and privileges of the Company’s Series A, Series B, Series C, Series D, Series F, Series H and Series I CCPS (collectively, the “Mezzanine CCPS”) are as follows:

Voting

The Mezzanine CCPS rank pari passu with regards to voting rights. Holders of Mezzanine CCPS were entitled to vote on all matters and were entitled to the number of votes equal to the number of equity shares into which the Mezzanine CCPS shares were then convertible on the basis of the applicable conversion factor.

Dividend

Each of the Series A, Series B, Series C, Series D, and Series F holders of the Mezzanine CCPS were entitled to a 8.0% per annum per share non-cumulative dividend. Series H and Series I CCPS were entitled to an

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

8% per annum per share cumulative dividend and thereafter they all participate pro rata on an as converted basis with the equity shareholders on any distributions made to the equity shareholders. The Company had not declared or paid any dividends through March 31, 2017. The dividend had been accreted as liquidation preference.

Conversion

Each of the Series A, Series B, Series D, Series F, Series H and Series I CCPS are convertible into equity shares of the Company at the option of the CCPS holders at any time at a conversion ratio of 1:1. The Series C CCPS were convertible into equity shares of the Company at the option of the CCPS holder at any time at a conversion ratio of 1:0.3423. Any Mezzanine CCPS which have not been converted into equity shares of the Company were compulsorily converted into equity shares of the Company, at the aforementioned ratios, upon listing of shares on execution of a QIPO or at their maturity date. Pursuant to the IPO in October 2016, the Company converted all the outstanding CCPS into 14,635,882 equity shares.

Liquidation

On occurrence of a liquidation event, as defined in the terms of the Mezzanine CCPS agreements, the Series A holders were eligible to receive an amount equal to 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends, and the Series B, Series C, and Series D holders had the right to receive an amount equal to 200% of the cash paid, plus accrued and unpaid dividends, and the Series F holders had the right to receive an amount equal to 150% of the cash paid, plus accrued and unpaid dividends, and the Series H and Series I CCPS holders had the right to receive an amount equal to 108% of the cash paid, plus accrued and unpaid dividends. Upon such a liquidation event, the holders of the CCDs and Series E and G CCPS were entitled to receive amounts in preference to the Series B, Series C, Series D, Series F, Series H and Series I CCPS, who in turn receive amounts in preference to the holders of the Series A CCPS. Series A CCPS holders received amounts in preference to the Company’s equity shareholders.

Accounting

The Company had evaluated its accounting for the Mezzanine CCPS pursuant to ASC Topic 480 and ASC Topic 815 Derivative and Hedging. The Mezzanine CCPS did not satisfy the criteria for liability classification described in ASC Topic 480. In addition, the embedded features of the Mezzanine CCPS did not satisfy the criteria for separate accounting of the derivative from the host instrument pursuant to ASC Topic 815. However, because the Mezzanine CCPS contain certain redemption features that are not solely within the Company’s control, the Mezzanine CCPS were classified as temporary equity in the consolidated balance sheets.

The Mezzanine CCPS were being accreted to their buyback value through February 25, 2016, the earliest buyback date, so that the carrying amount equaled the mandatory redemption value at such date. Subsequently, the Company entered into an arrangement with the Mezzanine CCPS holders to extend the buyback date to December 31, 2016, without increasing the buyback value.

The Company incurred issuance costs amounting to INR 162,931 (US$2,512) which have been netted against the proceeds received from the issuance of Series A, Series B, Series C, Series D, Series F, Series H and Series I Mezzanine CCPS. The issuance costs were being accreted over the respective redemption periods on a straight-line basis. The amount accreted totaled INR 1,899, INR 147,532 and INR 8,324 (US$ 128) during the years ended March 31, 2015, 2016 and 2017, respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

15. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net loss attributable to APGL equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options, compulsorily convertible debentures, and compulsorily convertible preferred shares have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

The Mezzanine CCPS shareholders were entitled to participate, along with the equity shareholders, in the earnings of the Company. Under ASC Topic 260 Earnings per Share, such participative rights would require the two class method of reporting EPS. As the preferred shares do not participate in losses, the Company had excluded these shares, as including them would be antidilutive.

Loss per share is presented below:

	Year ended March 31
	2015 (INR)	2016 (INR)	2017 (INR)
Net loss attributable to APGL equity shareholders	(1,082,995)	(1,650,189)	(1,172,645)
Add: Accretion on Mezzanine CCPS	(755,207)	(1,347,923)	(235,853)
Add: Accretion on redeemable non-controlling interest	—	(29,825)	(44,073)

Total (A)	(1,838,202)	(3,027,937)	(1,452,571)

Shares outstanding for allocation of undistributed income:
Equity shares	1,758,080	1,758,080	25,915,956

Weighted average shares outstanding
Equity shares (B)	1,758,080	1,758,080	13,040,618 #

Net loss per share — basic and diluted
Equity shares (C=A/B)	(1,046)	(1,722)	(111)

# — The Company had 1,758,080 equity shares outstanding for the period from April 1, 2016 till October 12, 2016 and 25,915,956 equity shares were outstanding from October 12, 2016 till March 31, 2017.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 461,136, 414,880, and 540,280 for years ended March 31, 2015, 2016 and 2017, respectively.

The CCDs, Series E CCPS and the Series G CCPS have not been considered for the computation of diluted earnings per share because these are considered to be anti-dilutive.

16. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straight line basis over the term of the lease. Rent expense for operating leases for the years ended March 31, 2015, 2016 and 2017 was INR 44,169, INR 70,039 and INR 172,528 (US$ 2,660), respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Future minimum lease payments under non-cancellable operating leases as of March 31, 2017 are:

Year ended March 31,	Amount (INR)	US$
Fiscal 2018	66,652	1,028
Fiscal 2019	66,796	1,030
Fiscal 2020	64,105	989
Fiscal 2021	66,262	1,022
Fiscal 2022	66,558	1,026
Thereafter	2,955,614	45,576

Total	3,285,987	50,671

17. Commitments, guarantees and contingencies

Capital commitments

During the normal course of business, the Company purchases assets for the construction of solar power plants and estimates it will incur INR 3,870,066 (US$ 59,677) during the twelve months ended March 31, 2018 in relation to such purchase commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation to construct solar power plants as required by the PPA. Such outstanding guarantees amounted to INR 1,189,200 and INR 1,534,700 (US$ 23,665) as of March 31, 2016 and 2017, respectively. The guarantees expire on the commissioning of the constructed solar power plant.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 1,192,000 and INR 1,092,000 (US$ 16,839) as of March 31, 2016 and 2017, respectively. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

Contingencies

As at March 31, 2017, the Company has received demand for liquidation damages totaling INR 65,000 (US$ 1,002) for projects completed beyond the contractually agreed dates. The Company has filed an appeal against such demands and has received a stay order from the appellant authorities. The management believes the reason for delay were not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, it believes that the probability that it will ultimately be found liable for these assessments is remote and accordingly has not accrued any amount with respect to these matters in its consolidated financial statements. The Company does not expect the impact of these demands to have a material adverse effect on it financial position, results of operations or cash flows.

18. Related Party Disclosures

For the years ended the year ended March 31, 2015, 2016 and 2017, the Company incurred rent expense on office facilities and guest house facilities totaling INR 14,490, INR 14,970 and INR 19,362 (US$ 299),

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

respectively, where the lessors are relatives of the Company’s chief executive officer and another director of APGL. As of March 31, 2016, and 2017, the Company had security deposits with these lessors totaling INR 8,567 and INR 8,567 (US$ 132).

19. Share based compensation

On July 28, 2015, the Company’s Board of Directors approved the 2015 Stock Option Plan (the “2015 Plan”) allowing for a grant of up to 568,688 options. During August 2016, the Board approved to increase the employee stock option pool from 568,688 to 1,023,744 shares and the existing Employee Stock Option Plan 2015 has been discontinued for issuance of new grants and the outstanding stock option pool available for issuance of new grants are transferred to 2016 Equity Incentive Plan (the “2016 Plan”).

Under the 2015 Plan and 2016 Plan, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation in the 2015 and 2016 Plans.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period will be decided by the Compensation Committee as and when any grant takes place. All options granted under these plans shall vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four unless specified otherwise.

Options are deemed to have been issued under these plans only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant is at such price as may be determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the performance and other conditions, if any, subject to which vesting shall take place and other terms and conditions thereto. The option grant is not transferable and can be exercised only by the employees of the Company.

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years and July 20, 2025, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the years ended March 31, 2016 and 2017 is set out below:

	Number of shares	Weighted average exercise price in INR *
Outstanding as of March 31, 2016	414,880	207
Granted	125,400	1,496
Exercised	—	—
Forfeitures	—	—

Options outstanding as of March 31, 2017	540,280	506

Vested and exercisable as of March 31, 2017	409,328	166

Available for grant as of March 31, 2017 is 483,464 options.

*	Not in thousands

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The Black-Scholes-Merton option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of comparable publicly traded companies for a period that is equal to the expected term of the options because it does not have sufficient history of its own volatility. The risk-free interest rate is based on the treasury bonds issued by the Indian Government in effect at the time of grant for a period commensurate with the estimated expected life. The expected term of options granted is derived using the “simplified” method as allowed under the provisions of ASC Topic 718 due to insufficient historical exercise history data to provide a reasonable basis upon which to estimate expected term.

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2016	2017
Dividend yield	0.00%	0.00%
Expected term (in years)	5.0 - 6.8	4.5 - 7.2
Expected volatility	37.2% - 41.6%	31.0% - 41.7%
Risk free interest rate	7.60% - 8.08%	2.15% - 7.61%

On July 28, 2015, the Company issued 414,880 options as replacement for the 414,880 AZI outstanding options under its option plan. In addition to the replacement of the options, the Company modified certain other terms of the options originally granted by AZI.

In accordance with ASC Topic 718, Compensation — Stock Compensation, cancellation of options at AZI and reissue of options at APGL as well as the modification of certain other terms were considered as a plan modification. In respect of the option modifications, the Company computed the incremental fair value of the options. The incremental fair value of INR 45,719 (US$ 705) was determined as a difference between the fair value of the modified option and that of the original option, both estimated at the time of modification. The incremental fair value as per the vesting schedule as on the date of modification that are recorded amounted to INR 41,334 (US$ 637).

	July 25, 2015
Particulars	Pre- modification	Post- modification
Options granted	29,684	25,930
Equity value (INR)	7,642	8,943
Dividend yield	0.00%	0.00%
Expected term (in years)	0.2-2.8	5.0-6.8
Expected volatility	37.2% - 41.6%	37.2% - 41.6%
Risk free interest rate	7.60% - 8.08%	7.60% - 8.08%

Outstanding options as of March 31, 2017 include 80,000 options with a market vesting condition. The fair value of these options was determined using the Lattice valuation model with the following assumptions:

Volatility	48.1%
Risk- free interest rate	8.18%

The result of the Lattice valuation model concludes that the probability of achieving the market conditions to be 5.72% and the fair value of the options has been fully recorded as expense.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

As of March 31, 2016, and 2017, the aggregate intrinsic value of all outstanding options was INR 133,285 and INR 140,864 (US$ 2,172), respectively.

The share based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled, INR 7,428, INR 51,732 and INR 13,774 (US$ 212) for the years ended March 31, 2015 2016 and 2017, respectively.

Unrecognized compensation cost for unvested options as of March 31, 2017 is INR 11,385 (US$176), which is expected to be expensed over a weighted average period of 1.7 years.

The intrinsic value of options exercised during the year ended March 31, 2016, and March 31, 2017 was INR 30 and nil (US$ nil).

The intrinsic value per option at the date of grant during the years ended March 31, 2016 and 2017 is as follows:

Date of grant	No. of options granted	Deemed fair value of equity shares	Intrinsic value per option at the time of grant	Valuation used
July 1, 2015	13,808	477	476	Retrospective
May 4, 2016	87,872	602	(1)	Retrospective
August 18, 2016	22,528	337	336	Retrospective
March 8, 2017	15,000	1,133	—	Market price

(1)	Fair value of the shares exceeds the exercise price.

20. Fair Value Measurements

FASB ASC Topic 820 Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier value hierarchy of fair value measurement based upon the whether the inputs to that measurement are observable or unobservable. Observable inputs reflect data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. ASC Topic 820 prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace. Observable inputs, other than Level 1 quoted prices for similar instruments in active markets; quoted prices for similar or identical instruments in markets that are not active; and valuations using models in which all significant inputs are observable in active markets.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

In accordance with ASC Topic 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach — Replacement cost method.

The valuation techniques used by the Company to measure and report the fair value of certain financial assets and liabilities on a recurring basis are as follows;

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties in India which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Compulsorily convertible debentures, Series E and G compulsorily convertible preferred shares

The Company classified the fair value of the CCDs, Series E and Series G CCPS in level 3 because the fair values have been derived using valuation techniques in which one or more significant inputs are unobservable. The Company used a discounted cash flow analysis under the income approach, to determine the fair value of the CCDs, Series E and Series G CCPs. This valuation model includes various inputs including issue price, liquidation amount, committed internal rate of return, discount rate and coupon rate.

	Fair Value measurement at reporting date using
Description	As of March 31, 2016 (INR)	Quoted Prices in Active Markets for Identical Assets (Level 1) (INR)	Significant Other Observable Inputs (Level 2) (INR)	Significant Unobservable Inputs (Level 3) (INR)
Assets
Current assets
Foreign exchange derivative contracts	108,606	—	108,606	—
Noncurrent assets
Foreign exchange derivative contracts	83,426	—	83,426	—

Total assets	192,032	—	192,032	—

Liabilities
Current liability
Compulsorily convertible debentures	2,132,500	—	—	2,132,500
Series E and Series G compulsorily convertible preferred shares	1,468,200	—	—	1,468,200
Total liabilities	3,600,700	—	—	3,600,700

	Fair Value measurement at reporting date using
Description	As of March 31, 2017 (INR)	Quoted Prices in Active Markets for Identical Assets (Level 1) (INR)	Significant Other Observable Inputs (Level 2) (INR)	Significant Unobservable Inputs (Level 3) (INR)
Assets
Current assets
Available for sale securities	3,296,797	3,296,797	—	—
Foreign exchange derivative contracts	63,818	—	63,818	—
Noncurrent assets
Foreign exchange derivative contracts	61,120	—	61,120	—

Total assets	3,421,735	3,296,797	124,938	—

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Changes in compulsorily convertible debentures are as follows:

	INR	US$
Balance as of March 31, 2014	1,428,800	22,032
Issuance of CCDs IFC III	180,000	2,776
Increase in fair value	189,800	2,927

Balance as of March 31, 2015	1,798,600	27,735
Increase in fair value	333,900	5,149

Balance as of March 31, 2016	2,132,500	32,884
Increase in fair value	56,400	870
Conversion of CCDs into equity share	(2,188,900)	(33,754)

Balance as of March 31, 2017	—	—

Changes in Series E and Series G compulsorily convertible preferred shares are as follows:

	INR	US$
Balance as of March 31, 2014	566,100	8,729
Increase in fair value	96,500	1,488

Balance as of March 31, 2015	662,600	10,217
Issuance of Series G CCPS	541,946	8,357
Increase in fair value	263,654	4,066

Balance as of March 31, 2016	1,468,200	22,640
Increase in fair value	73,841	1,139
Conversion of CCPS into equity shares	(1,542,041)	(23,779)

Balance as of March 31, 2017	—	—

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments. There have been no transfers between categories during current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2016
	Carrying Value (INR)	Fair Value (INR)	US$
Fixed rate project financing loans:
Foreign currency loans	5,995,393	6,241,606	94,213

	As of March 31,
	2017
	Carrying Value (INR)	Fair Value (INR)	US$
Fixed rate project financing loans:
Foreign currency loans	5,497,166	5,560,038	85,737

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Companies variable rate project financing terms loans approximate, there fair values due to variable interest rates.

The carrying value and fair value of the Company’s investment in Bank of Mauritius notes, classified as held-to-maturity is as follows:

	As of March 31,
	2016
	Carrying Value (INR)	Fair Value (INR)	US$
Non-current investments:
Fixed rate Bank of Mauritius notes	6,785	7,382	111

	As of March 31,
	2017
	Carrying Value (INR)	Fair Value (INR)	US$
Non-current investments:
Fixed rate Bank of Mauritius notes	6,631	6,865	106

The Company uses the yield method to estimate the fair value of fixed rate Bank of Mauritius notes by using interest rate as an input. The carrying amount of the Company’s investment in fixed rate Bank of Mauritius notes approximate, their fair values relative to variable interest rates.

21. Derivative instruments and hedging activities

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2016 and 2017:

	March 31, 2016			March 31, 2017
	Notional Amount (US$)	Prepaid Expenses and Other Current Asset (INR)	Other Assets (INR)	Notional Amount (US$)	Prepaid Expenses and Other Current Asset (INR)	Other Assets (INR)
Foreign currency option contracts	14,976	108,606	83,426	12,111	63,818	61,120

The foreign exchange derivative contracts mature generally over a period of 3 to 24 months.

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2015, 2016 and 2017 aggregated INR 101,252, INR 85,382 and INR 185,654 (US$ 2,863), respectively.

22. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financing instruments, other than trade receivables, by selecting counter parties that are well known Indian or international banks.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2016 and 2017:

	March 31, 2016		March 31, 2017
Customer Name	% of Accounts Receivable	% of Sale of Power	% of Accounts Receivable	% of Sale of Power
NTPC Vidyut Vyapar Nigam Limited	11.4%	25.2%	5.6%	15.6%
Punjab State Power Corporation Limited	15.9%	17.0%	39.3%	24.1%
Solar Energy Corporation of India	48.5%	29.0%	21.9%	23.4%
Chhattisgarh State Corporation	12.8%	7.5%	7.7%	7.4%

23. Subsequent events

During April 2017, the Compensation Committee modified stock options granted to two directors. The grants were modified to increase the number of options granted and to reduce the exercise price.

The Company commenced commercial operations of its 100MW solar power plant located in Andhra Pradesh, subsequent to March 31, 2017.

The Company evaluated all other events or transactions that occurred after March 31, 2017. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.