Form 20-F
period 2018-03-31
Azure Power Global Ltd
filed 2018-06-15
CIK 1633438

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

For the fiscal year ended March 31, 2018

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-37909

Azure Power Global Limited

(Exact name of Registrant as specified in its charter)

Mauritius

(Jurisdiction of Incorporation or Organization)

3rd Floor, Asset 301-304 and 307, Worldmark 3,

Aerocity, New Delhi – 110037, India

Telephone: (91-11) 49409800

(Address and Telephone Number of Principal Executive Offices)

Inderpreet Singh Wadhwa

Chief Executive Officer

3rd Floor, Asset 301-304 and 307, World Mark 3,

Aerocity, New Delhi – 110037, India

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

As of March 31, 2018, 25,996,932 equity shares, par value US$0.000625 per share, were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☒

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

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 65.11 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2018, which is the date of our last reported financial statements. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended March 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of March 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2015 and selected consolidated balance sheet data as of March 31, 2015 and 2016 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2015 (1)	2016 (1)	2017	2018	2018 (2)
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(INR)	(US$)
	(In thousands)
Operating revenues:
Sale of power	1,124,138	2,626,148	4,182,985	7,700,600	118,271
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	79,816	190,648	375,787	691,947	10,627
General and administrative	425,952	672,841	797,161	1,187,379	18,237
Depreciation and amortization	322,430	687,781	1,046,565	1,882,451	28,912
Total operating costs and expenses:	828,198	1,551,270	2,219,513	3,761,777	57,776
Operating income	295,940	1,074,878	1,963,472	3,938,823	60,495
Other expense:
Interest expense, net	831,790	2,058,836	2,371,836	5,168,218	79,377
Loss (gain) on foreign currency exchange, net	299,628	343,137	(109,128)	45,716	702
Total other expenses	1,131,418	2,401,973	2,262,708	5,213,934	80,079
Loss before income tax	(835,478)	(1,327,095)	(299,236)	(1,275,111)	(19,584)
Income tax expense	(253,112)	(327,745)	(892,333)	252,882	3,884
Net loss	(1,088,590)	(1,654,840)	(1,191,569)	(1,022,229)	(15,700)
Less: Net loss attributable to non-controlling interest	(5,595)	(4,651)	(18,924)	(201,547)	(3,094)
Net loss attributable to APGL	(1,082,995)	(1,650,189)	(1,172,645)	(820,682)	(12,606)
Accretion to Mezzanine CCPS	(755,207)	(1,347,923)	(235,853)	—	—
Accretion to redeemable non-controlling interest	—	(29,825)	(44,073)	(6,397)	(98)
Net loss attributable to APGL equity shareholders	(1,838,202)	(3,027,937)	(1,452,571)	(827,079)	(12,704)
Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,046)	(1,722)	(111)	(32)	(0.49)
Shares used in computing basic and diluted per share amounts:
Weighted average shares	1,758,080	1,758,080	13,040,618	25,974,111	—

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2015, 2016, 2017, and 2018:

	As of March 31,
Balance Sheet data:	2015 (1)	2016 (1)	2017	2018	2018 (2)
	(INR)	(INR)	(INR)	(INR)	(US$)
	(in thousands)
Cash, cash equivalents, and current investments available for sale	2,044,290	3,090,386	8,757,467	9,730,099	149,441
Property, plant and equipment, net	15,145,674	24,381,429	40,942,608	56,580,700	869,002
Total assets	19,923,708	30,890,840	57,493,965	73,984,120	1,136,294
Compulsorily convertible debentures and Series E & Series G compulsorily convertible preferred shares (3)	2,461,200	3,600,700	—	—	—
Project level and other debt (4)	15,271,653	20,487,951	35,157,808	53,943,823	828,503
Mezzanine CCPS shares (5)	4,689,942	9,733,272	—	—	—
Total APGL shareholders’ (deficit)/equity	(4,447,154)	(7,437,447)	13,222,130	12,117,537	186,109
Total shareholders’ (deficit)/equity and liabilities	19,923,708	30,890,840	57,493,965	73,984,120	1,136,294

Notes:

(1)	Includes consolidated financial data of AZI prior to July 2015, since, the Company was incorporated in 2015, and AZI is considered as the predecessor of the Company.
(2)	Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ (deficit)/equity and cash flows from INR into US$, as of and for the fiscal year ended March 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 65.11, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2018. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2018, or at any other rate.
(3)	The Series E and Series G compulsorily convertible preferred shares were classified as a current liability in the consolidated balance sheet and were converted into equity shares pursuant to our IPO in October 2016.
(4)	This balance represents the short term and long-term portion of project level secured term loans and other secured bank loans. It is net of ancillary cost of borrowing of INR 826,070 (US$ 12,687) as on March 31, 2018 and INR 909,131 as on March 31, 2017.
(5)	Compulsorily Convertible Preferred Shares (“CCPS”) include the Mezzanine CCPS and are classified as temporary equity in the consolidated balance sheet. Mezzanine CCPS were converted into equity shares pursuant to our IPO in October 2016.

Note: There may be differences due to rounding

EXCHANGE RATE INFORMATION

The consolidated financial statements and other financial data included in this annual report are presented in Indian rupees. Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Azure Power Energy Limited incorporated in Mauritius, a subsidiary of Azure Power Global Limited’s functional currency is U.S. dollar. Further, AZI and Azure Power Rooftop Private Limited and their respective subsidiaries have their local country currencies as the functional currency. The translation from the applicable foreign currencies of AZI’s subsidiaries and Azure Power Energy Limited into Indian rupees is performed for balance sheet accounts using the exchange rate in effect as of the balance sheet date except for shareholders’ equity, preferred shares and certain debt, which are translated at the historical rates in effect at the dates of the underlying transactions. Revenue, expense and cash flow items are translated using average exchange rates for the respective period.

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

The following table sets forth information concerning exchange rates between INR and the US$ for the periods indicated:

	INR per US$ Noon Buying Rate
Period	Period End	Average (1)	Low	High
2012	54.86	53.41	48.65	57.13
2013	61.92	58.91	52.99	68.80
2014	63.04	61.21	58.30	63.67
2015	66.15	64.15	61.41	67.10
2016	67.92	67.16	66.05	68.86
2017	63.83	65.07	63.64	68.39
December	63.83	64.24	63.83	64.57
2018 (through June 8)	67.56	65.40	63.38	68.38
January	63.58	63.65	63.38	64.01
February	65.20	64.43	63.93	65.20
March	65.11	65.05	64.83	65.24
April	66.50	65.67	64.92	66.92
May	67.40	67.51	66.52	68.38
June (through June 8)	67.56	67.13	66.87	67.56

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

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

Risks Related to Us and Our Industry

We have never been profitable for any of our previous fiscal years, and believe we may continue to incur net losses for the foreseeable future.

We have incurred losses since our inception, including a net loss of US$ 15.7 million for fiscal year 2018. We believe that we may continue to incur net losses as we expect to make continued significant investment in our solar projects. As of March 31, 2018, we operated 35 utility scale projects and several commercial rooftop projects with a combined rated capacity of 911 MW. As of March 31, 2018, we were also constructing 10 projects with a combined rated capacity of 416 MW and had an additional 544 MW of projects committed, bringing our total portfolio capacity to 1,871 MW.

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

The development and profitability of renewable energy projects in the locations in which we operate are dependent on policy and regulatory frameworks that support such developments. The cost of generating electricity from solar energy in India currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional energy sources such as domestic coal. These subsidies and incentives have been primarily in the form of preferential tariffs, project cost subsidies, tax incentives, tax holidays, and other incentives to end users, distributors, system integrators and manufacturers of solar energy products. For instance, the Indian Ministry of New and Renewable Energy, or the MNRE, introduced the generation based incentive scheme to support small grid solar projects, pursuant to which the MNRE will pay incentives to the state utilities when they directly purchase solar power from project developers. Also, MNRE introduced providing customs and excise duty exemptions to all rooftops Solar PV Power Projects for a minimum capacity of 100 kw. Further, India’s Income Tax Act, 1961 as amended, provides for certain tax benefits, including 100% tax deductions of the profits derived from generation of power for any 10 consecutive years, out of the first 15 years, beginning from the year in which project is completed. However, the exemption was only available to the projects completed on or before March 31, 2017. In addition, certain state policies also provide subsidies and economic incentives. For instance, the state policy in Punjab provides certain tax exemptions, including in relation to supply of capital goods used for setting up projects.

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

The Indian government has increased its 2022 target for solar capacity from 20 GW to 100 GW, under the Jawaharlal Nehru National Solar Mission, or NSM. However, new capacity additions have historically been lower than the Indian government’s announced targeted capacity. For example, actual capacity additions represented 70% of the targeted capacity of 78.7GW in the Eleventh Five-Year Plan and 47% of the targeted solar capacity of 16.6GW in the Twelfth Five-Year Plan. This shortfall in capacity additions was due to issues in timely commissioning of conventional power plants, which included delays in land acquisition, obtaining regulatory permits and difficulties in securing reliable and cost efficient fuel supplies. Under the prior Five Year Plans before the Eleventh Five-Year Plan, solar capacity targets were not included. As such, there is a short track record of meeting solar capacity targets. As for reaching target capacity for other renewable energy sources, in certain Five Year Plans those targets were met while others have fallen short. Any failure to meet the Indian government’s targeted solar capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long term business objectives, targets and goals.

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

In addition, we could be affected by the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other similar developments in the future. For instance, we currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. The Ministry of Environment, Forest and Climate Change by a circular dated March 5, 2016, created a category of “white industries” including solar power generation. Following which state pollution control boards relaxed the procedural requirements of obtaining consent to establish and consent to operate as required under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981, and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008. Further, certain state policies in relation to solar projects exempt us from obtaining such consents or have reduced or simplified procedural requirements for obtaining such consents. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur substantial costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have an adverse effect on our business and financial condition.

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

We began our business in 2008 and have a limited operating history. We established our first utility scale solar plant in India in 2009. As of March 31, 2018, we operated 35 utility scale projects and several commercial rooftop projects with a combined rated capacity of 911 MW. As of March 31, 2018, we were also constructing 10 projects with a combined rated capacity of 416 MW and had an additional 544 MW of projects committed, bringing our total portfolio capacity to 1,871 MW. Accordingly, our relatively limited operating history may not be an adequate basis for evaluating our business prospects and financial performance and makes it difficult to predict the future results of our operations. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, cash flows and future success depend, to a significant extent, on our ability to continue to identify suitable sites, acquire land for solar projects, obtain required regulatory approvals, arrange financing from various sources, construct solar projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, which may result in a severe decline in the price of our equity shares.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past, especially in the winter months and we may experience the same in the future. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any central or state subsidies or incentives;

•	our ability to complete installations in a timely manner due to market conditions or due to unavailable financing;

•	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in auction rules;

•	changes in feed-in tariff rates for solar power, viability gap funding, or VGF, our pricing policies or terms or those of our competitors;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape; and

•	an occurrence of low global horizontal irradiation that affects our generation of solar power.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, with respect to the above factors our actual revenue, key operating and financial metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our equity shares.

Counterparties to our PPAs may not fulfill their obligations which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. Some of the customers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability in the past to collect when assessing the counterparties’ creditworthiness. Governmental entities to which we sell power generally do not have credit ratings, so there are no credit ratings to consider. For illustrative purposes, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have rated the Government of India Baa2 and BBB-, respectively. As a result, many of the state governments in India, if rated, would likely rate lower than the Government of India. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

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

Our profitability is largely a function of our ability to manage our costs during the terms of our PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. In the event we default in fulfilling our obligations under the PPAs, such as supplying the minimum amount of power specified in some of the PPAs or failing to obtain regulatory approvals, licenses and clearances with respect to our solar projects, we may be liable for penalties and in certain specified events, customers may also terminate such PPAs. Further, any failure to supply power from the scheduled commercial operation date my result in levy of liquidated damages and encashment of bank guarantees provided by us under the terms of certain PPAs. For instance, in connection with an extension of the date of commissioning of our 50 MW project in Karnataka, the customer has reduced its payable tariff under the PPA, pursuant to which we had initiated proceedings before the Karnataka Regulatory Commission (”KERC”) appealing such reduction of the tariff. The KERC while retaining the tariff of the PPA reduced the time extension granted by the DISCOM for achieving the commercial operation date. Against the order of the KERC, we filed an appeal before the Appellate Tribunal for Electricity. During the pendency of such appeal, a default notice was issued by the customer, pursuant to which we were requested to pay certain liquidated damages, however, the matter is currently pending before the APEL. Further, we had faced delays in commissioning our 10 MW project in Punjab due to delay by the customer and had filed a petition before the Punjab State Electricity Regulatory Commission seeking an extension of the commercial operation date at the same tariff rate as per the PPA. However, we cannot provide assurances that such proceedings will ultimately be decided in our favor. The termination of any of our projects by our customers would adversely affect our reputation, business, results of operations and cash flows.

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

As of March 31, 2018, we had US$ 52.8 million in current liabilities, excluding the current portion of long-term debt and short-term debt, and US$ 828.5 million in outstanding long-term borrowings, including the current portion of long-term debt and short-term debt. Generally, these borrowings relate to the financing for our projects and are secured by project assets.

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

Our financing agreements also include certain restrictive covenants whereby we may be required to obtain approval from our lenders to, among other things, incur additional debt, undertake guarantee obligations, enter into any scheme of merger, amalgamation, compromise, demerger or reconstruction, change our capital structure and controlling interest, dispose of or sell assets, transfer shares held by major shareholders to third parties, invest by way of share capital, lend and advance funds, make payments, declare dividends in the event of any default in repayment of debts or failure to maintain financial ratios, place deposits and change our management structure. Most of our lenders also impose significant restrictions in relation to our solar projects, under the terms of the relevant project loans taken by our respective subsidiaries. For example, we are required to obtain lenders’ consent to make any changes to, or terminate, project documents, waive any material claims or defaults under the project documents, make any changes to financing plans relating to our projects, and replace suppliers or other material project participants. There can be no assurance that such consent will be granted in a timely manner, or at all. In the event that such lender consents are granted, they may impose certain additional conditions on us, which may limit our operational flexibility or subject us to increased scrutiny by the relevant lenders. The time required to secure consents may hinder us from taking advantage of a dynamic market environment. These agreements also grant certain lenders the right to appoint nominee directors on the Board of Directors of AZI or its subsidiaries and require us to maintain certain ratings or other levels of credit worthiness. If we breach any financial or other covenants contained in any of our financing arrangements, we may be required to immediately repay our borrowings either in whole or in part, together with any related costs.

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

The development and construction of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. As a result, we may be required to incur significant capital expenditures for land and interconnection rights, regulatory approvals, preliminary engineering, permits, and legal and other expenses before we can determine whether a solar project is economically, technologically or otherwise feasible.

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

We face significant competition in the markets in which we operate. Our primary competitors are local and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Competitive bidding for power procurement further increases competition among power generators and recently there have been bids that were less than INR 3.00 per kilowatt hour. Furthermore, Union Minister for Power, Coal and Renewable Energy indicated that India is likely to experience surplus power by 2019. This could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

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

Further, some of our projects may have limited access to transmission and distribution networks. India’s physical infrastructure, including its electricity grid, is less developed than that of many developed countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed, particularly because we are required to distribute power to customers across long distances from our project sites. We may have to stop producing electricity during the period when electricity cannot be transmitted. Such events could reduce the net power generation of our projects. If construction of renewable energy projects outpaces transmission capacity of electricity grids, we may be dependent on the construction and upgrade of grid infrastructure by the Indian government or public entities. We cannot assure you that the relevant government or public entities will do so in a timely manner, or at all. The curtailment of our power projects’ output levels will reduce our electricity output and limit operational efficiencies, which in turn could have an adverse effect on our business, results of operations and cash flows.

There are a limited number of purchasers of utility scale quantities of electricity which exposes us and our utility scale projects to risk.

In fiscal year 2017 and 2018, we derived 82.6% and 74.8%, respectively, of our revenue from our top five customers. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state run utilities. For instance, for projects established pursuant to the NSM, solar project developers are required to enter into PPAs with specified implementation agencies. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary.

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

There is no central title registry for real property in India and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages, and are updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping and may be subjected to encumbrances that we are unaware of. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects.

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

We enter into contracts with our suppliers to supply components in our solar projects. If our suppliers do not perform their obligations, we may have to enter into new contracts with other suppliers at a higher cost or may suffer schedule disruptions. In addition, our suppliers may have difficulty fulfilling our orders and incur delivery delays, or charge us higher prices, higher up-front payments and deposits, which would result in higher than expected prices or less favorable payment terms to develop our projects. Delays in the delivery of ordered components in our solar projects could delay the completion of our under-construction projects. In addition, our relationship with our suppliers may worsen or lead to disagreements or litigation which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the solar panels, inverters, modules and other system components utilized in our solar projects are generally covered by manufacturers’ warranties, which are typically for 5 to 25 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense or losses associated with the faulty component. However, the warranties may not be sufficient to cover all of our expense and losses. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

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

We may not be able to recover any of these losses in connection with construction cost overruns or delays. Certain PPAs require that we connect to the transmission grid by a certain date. If the solar project is significantly delayed, such PPAs may be terminated or require us to pay liquidated damages computed based on number of days of delay in commissioning of the projects or reduction in the PPA tariff. In addition, if we are unable to meet our performance guarantees, most of our PPAs require us to pay liquidated damages to the offtaker in proportion to the amount of power not supplied, and also grant the offtaker a right to draw on bank guarantees posted by us, including up to 100% of certain bank guarantees. Also, certain PPAs provide that we are liable for government fines and penalties if we fail to deliver electricity required by the offtakers to meet their RPO requirements. Furthermore, in the case of projects with VGF, which is paid out typically over two to five years, if the project fails to generate power for a long period of time, the government agency can suspend the VGF and demand repayment of previously paid sums.

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

The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-facilitation payment laws may conflict with local customs and practices, which is likely to negatively impact our results of operations. We have developed and implemented formal controls and procedures to ensure that we are in compliance with the FCPA as well as anti-corruption, anti-bribery and anti- facilitation payment laws. However, compliance with these new controls and procedures could make it more difficult for us to obtain timely permits or otherwise complete our projects on schedule in jurisdictions where strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.

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

We may, in the ordinary course of our business, become involved in litigation, administrative or arbitral proceedings .. For example, we are, and may become subject to additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India may become the subject of legal proceedings involving us from time to time.

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

As of March 31, 2018, we employed 539 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of skilled labor. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Our employee payroll and related costs amounted to US$ 7.8 million, and US$ 10.8 million in fiscal years 2017 and 2018, respectively. Any future increase in employee costs may harm our operating results, cash flows and financial condition.

The United Kingdom’s process on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. On March 29, 2017, the British Prime Minister delivered a notice to the European Council pursuant to Article 50 of the Treaty of the European Union to initiate the formal process of withdrawal from the European Union. The Article 50 notice dated March 29, 2017, started a two-year period for the United Kingdom to negotiate the terms of its exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. The United Kingdom and the European Union are currently engaged in negotiations to structure their post-Brexit relationship, but significant uncertainty remains about the future relationship between the United Kingdom and the European Union. These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Lack of clarity about future laws and regulations as the United Kingdom determines which European Union laws to replace or replicate upon withdrawal could depress economic activity and restrict our access to capital in the United Kingdom. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the United Kingdom and other European Union member states could be diminished or eliminated. This may impact our ability to freely move staff and equipment, and it may impact the cost associated with cross-border business, for example, by the re-introduction of import duties. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our equity shares.

The global economy may be adversely affected by economic developments in some markets.

The global financial and securities markets, and also the global economy, are influenced by economic and market conditions in some markets worldwide. The global economy may be influenced by shocks from some markets, including those relating to a potential trade war between China and the United States. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a“contagion”effect in which an entire region or class of investment is disfavoured by international investors. Consequently, there can be no assurance that the global and India’s financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the global and India’s economy and, indirectly, our business, financial condition and results of operations, and the market value of our equity shares.

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

The Reserve Bank of India and the Ministry of Finance of the Government of India withdrew the legal tender status of INR 500 and INR 1,000 currency notes pursuant to notification dated November 8, 2016 (Demonetization). This has impacted the general banking operations in the country. The Company may not be able to predict the short and long-term effects on our business, results of operations and financial conditions of such demonetization in Indian economy.

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

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, cash flows and financial condition. For the risk of congestion or disruption with respect to India’s electricity grid and transmission lines, see “Risks Related to Us and Our Industry — Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.”

A decline in India’s foreign exchange reserves may adversely affect liquidity and interest rates in the Indian economy.

According to the weekly statistical supplement of the RBI Bulletin, India’s foreign exchange reserves totalled US$424 billion as of April 20, 2018. A sharp decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favourable terms or at all.

A slowdown in economic growth in India could cause our business to suffer.

Since inception, all of our revenue has been derived directly from sales by AZI and its various other subsidiaries in India. In addition, the CIA World Factbook estimates that consumer inflation in India was approximately 3.8% in 2017. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, a general rise in interest rates, inflation and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of monsoon, which is difficult to predict. Although the Indian economy has continued to grow in the past few years, any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for power and, as a result, on our financial condition, results of operations and cash flows.

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

India regulates ownership of Indian companies by non-residents, although some restrictions on foreign investment have been relaxed in recent years. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the guidelines specified by the Reserve Bank of India in relation to pricing and valuation of such shares and certain reporting requirements for such transactions specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions specified by the Reserve Bank of India, the prior approval of the Reserve Bank of India will be required before any such transfer may be consummated. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

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

Our ability to raise foreign capital may be constrained by Indian law.

Our Indian subsidiaries are subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit our financing sources and hence could constrain our ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, we cannot assure you that the required approvals will be granted to us without onerous conditions, or at all. Limitations on raising foreign debt may have an adverse impact on our business growth, financial condition, results of operations and cash flows.

The new tax reforms could adversely affect our business.

There are two major reforms in Indian tax laws, namely the introduction of Goods and Services Tax (the “GST”) and provisions relating to General Anti-Avoidance Rules (“GAAR”).

The government has implemented the GST regime in India with effect from July 1, 2017, unifying and replacing various indirect taxes applicable earlier. The GST will lead to minor increase in the cost of operations of the onshore subsidiaries since various services received by the onshore subsidiaries will now be taxed at the rate of 18% under GST as compared to the earlier service tax which was charged at the rate of 15%.

The provisions of GAAR came into effect on April 1, 2017. The GAAR provisions can be invoked once an arrangement is regarded as an “impermissible avoidance arrangements”, which is any arrangement, or a part of it, the main purpose of which is to obtain a tax benefit and which satisfies at least one of the following tests: (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which is not ordinarily employed for bona fide purposes. The onus to prove that the transaction is not an “impermissible avoidance agreement” is on the assessee, i.e. an arrangement shall be presumed, unless it is proved to the contrary by the assessee. If GAAR provisions are invoked, then the tax authorities have wide powers, including denial of tax benefit or a benefit under a tax treaty the consequences and effects of which are not determinable at present. Such effects could materially and adversely affect our business, prospects, cash flows, financial condition and results of operations.

Investors may not be able to enforce a judgment of a foreign court against our Indian subsidiaries, certain of our directors, or our key management, except by way of a suit in India on such judgment.

All of our operating subsidiaries are incorporated under the laws of India. In addition, certain of our directors and substantially all of our key management personnel reside in India, and all or a substantial portion of our assets and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Procedure Code, 1908 (the “Civil Code”) on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India.

Under the Civil Code, a court in India shall, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the judgment was pronounced by a court of competent jurisdiction unless the contrary appears on record.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court, within the meaning of such section, in any country or territory outside India, which the Indian Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalties and does not apply to arbitration awards. Further, the execution of the foreign decree under Section 44A of the Civil Code is also subject to the exceptions under Section 13 of the Civil Code.

The United Kingdom, Singapore and Hong Kong (among others) have been declared by the Indian Government to be reciprocating territories for the purposes of Section 44A. However, the United States has not been declared by the Indian Government to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a court in a country which is not a reciprocating territory may be enforced in India only by a fresh proceeding suit instituted in a court of India and not by proceedings in execution. Such a suit has to be filed in India within three years from the date of the judgment in the same manner as any other suit filed in India to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court would, if an action were brought in India. Further, it is unlikely that an Indian court would enforce foreign judgments if that court were of the view that the amount of damages awarded was excessive or inconsistent with Indian public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to the execution of such judgment and such amount may be subject to income tax in accordance with applicable laws. In addition, any judgment awarding damages in a foreign currency would be converted into Indian Rupees on the date of the judgment and not the date of payment. We cannot predict whether a suit instituted in an Indian court will be disposed of in a timely manner or be subject to considerable delay.

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

•	A comprehensive national goods and services tax (“GST”), regime that combines taxes and levies by the central and state governments into a unified rate structure has come into effect since July 1, 2017 and the GST rules were amended multiple times since the effective date. Any further amendment to the GST rules may result in addition to project costs and operation costs of the power plants.

•	The Government of India has also amended its rules which determine the ‘tax residency’ of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our current business or restrict our ability to grow our business in the future. For instance, media reports indicate that certain domestic solar panel manufacturers have approached the Directorate General of Anti-Dumping, requesting imposition of anti-dumping duties on imports of solar panels from certain countries, including China and Taiwan, claiming that imported solar panels were sold at lower prices than solar panels sold by domestic manufacturers, resulting in damage to the domestic market. The Government of India, Department of Revenue has the power to notify imposition of anti-dumping duty, in exercise of its powers under the Customs Act, 1962, read with the Customs Tariff Rules, 2002. In the event anti-dumping duty is levied, or other trade restrictions are imposed, on imports of solar panels from such countries, our costs of purchase of solar panels may substantially increase, which could harm our operating results, cash flows and financial condition.

Natural calamities could have a negative impact on the Indian economy and adversely affect our business and project operations.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In June 2013, the state of Uttarakhand in northern India experienced widespread floods and landslides. Similarly, in December 2016, cyclonic storm resulted in heavy rains over the state of Tamil Nadu in southern India and adjoining areas, as a result of which, many parts of Tamil Nadu and Andhra Pradesh witnessed massive damage. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our solar projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future.

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

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the Pakistan and Chinese borders and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a certain part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

Risks Related to Investments in Mauritian Companies

As our shareholder, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, being shareholder of our equity shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our constitution, which we adopted with effect upon completion of our public offering in October 2016, or Constitution, some of these differences may result in you having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

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

The trading price of our equity shares has been volatile since our initial public offering, and is likely to continue to be volatile. Factors that could cause fluctuations in the market price of our equity shares include — trading volume, prices of other securities, market trends, growth of other comparable companies, changes in operating performance, sale of additional shares in the market by us or by other investors, coverage by security analysts, changes in financial estimates, failure to meet analyst or market expectations, press releases by us or our competitors, market speculations, changes in tax and other incentives, regulatory and policy changes, litigations, business acquisitions, changes in accounting standards and economic conditions.

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

If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. As of the date of this annual report, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. Moreover, as we do not own 100% of AZI, any dividend payment made by AZI to us will also involve a payment to the other shareholders of AZI.

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

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of fiscal year 2017, although, if the market value of our equity shares that is held by non-affiliates exceeds US$ 700 million as of any September 30 before the end of that five-year period, we would cease to be an emerging growth company as of the following April 1. The Company early adopted certain new accounting pronouncements that are applicable for public companies and irrevocably elected to follow the public company accounting requirements. This will result in adoption of Financial Accounting Standards Board (“FASB”)’s Accounting Standard Updates (“ASU”), as it would be applicable for other public companies. We cannot predict if investors will find our equity shares less attractive if we choose to rely on these exemptions. If some investors find our equity shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our equity shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Azure Power Global Limited. We are a public company limited by shares incorporated in Mauritius on January 30, 2015. Our registered office is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. Our principal executive offices are located at: 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi—110037, India, and our telephone number at this location is (91-11) 49409800. Our principal website address is www.azurepower.com. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Founded by Inderpreet Wadhwa in 2008, we developed India’s first utility scale solar project in 2009. As of March 31, 2018, we operated 35 utility scale projects and several commercial rooftop projects with a combined rated capacity of 911 MW which represents a compound annual growth rate, or CAGR, of 94%, since March 2012. As of such date we were also constructing 10 projects with a combined rated capacity of 743 MW and had an additional 544 MW committed, bringing our total portfolio capacity to 1,871 MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date.

B. Business Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since 2011, we have achieved an 85% reduction in total solar project cost, which includes a significant decrease in balance of systems costs due in part to our value engineering, design and procurement efforts.

Indian solar capacity installed reached approximately 22 GW at the end of March 2018 with a target to achieve 100 GW of installed solar capacity by 2022. Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to coal and diesel-based power, the economic and climate costs of which continue to increase every year.

We developed India’s first utility scale solar project in 2009. As of March 31, 2018, we operated 35 utility scale projects and several commercial rooftop projects with a combined rated capacity of 911 MW which represents a compound annual growth rate, or CAGR, of 94%, since March 2012. As of such date we were also constructing ten projects with a combined rated capacity of 416 MW and had an additional 544 MW committed, bringing our total portfolio capacity to 1,871 MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date.

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

Market Opportunity

India’s economic growth is intrinsically linked to the increasing consumption of energy and natural resources. Energy demand has outpaced capacity additions in recent years, which has resulted in persistent peak power deficits in the country. In addition, the Indian government has made it a priority to provide electricity to the estimated 240 million people who are without this service.

Solar is an attractive option to help address this energy gap driven by regional fundamentals and regulatory support by the Indian government. The Indian government increased its 2022 target for solar capacity from 20 GW to 100 GW, ratified Paris climate change agreement and committed to 40% renewables by 2030 up from 15%. From April 2017-February 2018, 86% of total renewable installations were solar and solar has clearly outpaced all other renewables sources. The Central Government, in collaboration with the state governments, is planning to facilitate the development of 50 solar power parks of 500 MW and above to boost the solar capacity in high solar irradiation states and 30 GW of new projects are to be auctioned by 2019. As per MNRE, India installed approximately 22 GW of solar through March 2018. The state governments will identify land for the proposed solar parks, provide permits and related infrastructure such as grid interconnect systems while a government sponsored entity will commit to buy power produced from these parks. In December 2017 Government announced US$ 3.7 bn in financial assistance to DISCOMs to boost rooftop solar in India and launched ‘Shaubhagya’ allocating US$ 2.56 bn to provide 24x7 power to every house in the country

The following trends have made solar a large, rapidly growing market opportunity:

•	Peak power deficits and rising power prices. Despite adding 121 GW of power in the past five years, India continues to be plagued by a persistent demand/supply mismatch with a six-year average energy deficit of approximately 5% according to the Ministry of Power. As the country has outstripped its domestic supply of conventional fuels, India has also suffered from upward pressure in power prices.

•	Strong regulatory support. In order to reduce dependence on energy imports and curtail the current trade deficit and resulting impact on the rupee, the Indian government has taken a number of steps to incentivize the use of renewable sources of energy. These include establishing state-level renewable power purchase obligations, 10-year tax holiday, accelerated depreciation for projects commissioned on or before March 31, 2017, exemptions from other taxes and import tariffs, as well as providing viability gap funding, or VGF, to solar project developers to make solar tariffs competitive in the country. To provide further impetus to solar growth, the Indian government launched the NSM, in 2010.

•

Solar positioned to win among alternatives. India ranks among the highest irradiation receiving countries in the world with more than 300 days of sunshine per year in much of the country. Solar power generation is viable across most of India, unlike wind and hydro resources which are concentrated in specific regions. In addition, as solar plants can be built near the point of consumption, power produced generally does not incur expensive transmission charges or require large infrastructure or transmission investments. Further, unlike nuclear and hydropower, solar power has fewer legal liabilities and environmental constraints. The estimated potential for solar power in India is 749 GW.

•	Solar energy reached parity with conventional fossil fuels. State utilities have seen power costs rise as domestic coal shortages have caused thermal generators to increasingly rely on more expensive imported coal. Solar power tariff in India reached parity in 2017, breaching other conventional fuel tariffs and continues to see reduction in cost of solar panels and balance of system costs. Solar power is now competitive with wind, new thermal capacity fuelled by imported coal and grid power tariffs for commercial users.

•	Transparent solar auction process. Indian solar auctions are conducted in a transparent manner that ensures bids meet minimum technical and financial criteria. Bidders must meet requirements on project development and execution history in India or the regional market, including bidder experience in the development of similar utility scale power projects. Auctions are not winner-take-all; instead, they are constructed to ensure multiple high-quality developers are allotted portions of the total capacity block.

These factors have increased the solar installation to approximately 22 GW as of March 2018. Approximately 30 GW of additional tenders have been announced under various solar policies. In addition, MNRE enhanced the capacity of solar parks and ultra-mega solar parks from 20 GW to 40 GW.

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

We lower the levelized cost of energy through our three-pronged approach as follows:

•	Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology and source from top-tier suppliers that optimizes both the system cost and power yield of the total solar block.

•	Operational performance monitoring. We operate a National Operating Control Center, or NOCC, that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

•	Financial strategy. We are able to offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy, we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

•	Market leadership We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop smart city initiative in 2013. Additionally, our strong track record in policy and project development across utility scale and commercial rooftop projects has helped us gain a leading market share in India.

•	Scale and brand-name recognition. We have proven to be a reliable developer with successful and expedient execution of our development pipeline, which has helped us win repeat business. Our reputation and track record provide us an advantage in the auction evaluation process, thereby improving our win rate. As a result, we believe we have become one of the largest solar developers and operators in India.

•	In-house EPC and O&M expertise enable cost efficiencies. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar project cost and yield. Our in-house O&M capabilities maximize project yield and performance through proprietary system monitoring and adjustments. We have demonstrated an 84% decrease in total solar project cost since inception in part through continual innovation in our EPC and O&M capabilities.

•

Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted

Lower Costs Market Leading Position, Brand and Scale Strategic and Competitive Bidding High Auction Hit Rate

completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency.

•	Long term, stable cash generation. We typically enter into 25-year, fixed price PPAs with government agencies and independent commercial businesses. As a result of generally reliable solar irradiation in India, our energy production under these PPAs has historically had little volatility, which, coupled with our low operating expenses, makes for predictable cash flows from these agreements.

•	Long term community support. We hire from local communities and generally lease land that has few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk.

•	Strong management. Our senior leadership team and Board of Directors include widely recognized experts in solar energy, energy finance and public policy, with track records of building successful businesses. Our Board of Directors also includes Robert Kelly, Arno Harris, Barney Rush, Cyril Cabanes and R.P. Singh, who are well-respected global authorities in energy finance and public policy.

Our Business Strategy

Key elements of our business strategy include the following.

•	Rapidly grow our project portfolio to achieve scale benefits. We intend to rapidly grow our project portfolio, which will enable us to achieve further economies of scale. We plan to significantly expand our presence in commercial and micro-grid applications. In order to continue this growth, we plan to reinvest our operating cash flow into new project development and construction.

•	Maintain position as a top Indian solar company. We are the longest tenured solar power producer in India and we believe we have the largest portfolio of operating projects under the NSM and one of the largest portfolios of operating projects in India. We have developed critical operational expertise and regional knowledge that improves project performance and expedites project execution, all of which should help us preserve our market leading position.

•	Continue to drive project cost reductions. We will continue to reduce costs by leveraging our in-house EPC and O&M capabilities and by improving our negotiating power with technology providers and project lenders. We expect to further reduce our cost of financing to reduce the cost of energy for our customers and achieve grid parity with local alternatives in the utility market in the next few years.

•	Leverage track record and management relationships to shape policy. We have petitioned governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

•	Expand into new locations. As of March 31, 2018, we had a presence in 23 of 36 states and union territories in India. Given the strength of the solar resource through India and our distribution model, we intend to operate in every state that has structural power needs. We participate in both national and state level renewable energy auctions. We intend to continue to expand our presence into other states in India and other emerging markets with underserved electricity markets.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our revenue is the lowest in the third quarter and highest in the first quarter of any given fiscal year, which for us ends on March 31. Please refer to — “Item 5. Operating and Financial Review and Prospects — Power Purchase Agreements” for summary of our projects.

Competition

We believe our primary competitors are other solar developers such as Renew Power, Tata Power Solar Systems Limited, Adani Power Limited and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favourably with our competitors in the regions we service.

We also compete with utilities generating power from conventional fossil fuels. Utilities generating conventional energy face rising costs as the constraints on domestic fuel supply continue and these energy sources do not benefit from various governmental incentives available to renewable energy producers. As we reduce our levelized cost and achieve parity with conventional energy suppliers, we expect to compete favourably with these suppliers on the basis of cost and reliability.

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

Before Bid Post Bid Project Finance EPC Auction tendered Land/substation identification Project analysis Bid compilation and submission PPA signed Land identified and acquired/leased Permits obtained SPVs formed Term sheet signed Due diligence conducted Loan documents disbursed DC, mechanical and AC designs created Block components procured Project constructed Commercial operation date

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

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date of this annual report, our primary solar panel suppliers were First Solar FE Holdings PTE Ltd., Waaree Energies Pvt. Ltd., Hanwha Q CELLS Co. Ltd and Canadian Solar Inc., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., ABB India Limited, and Bonfiglioli Renewable Power Conversion India Pvt Ltd. We also engage the engineering services of Lahmeyer Group, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production, although the pace of this decline has been slowing recently.

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

The National Tariff Policy mandates that state electricity regulatory commissions must reserve a minimum percentage for purchase of solar energy equivalent to 8% of total consumption of energy by March 2022. In order to further encourage renewable sources of energy, the National Tariff Policy mandates that no inter-state transmission charges and losses shall be levied till such period as may be notified on transmission of the electricity generated from solar power plants through the inter-state transmission system for sale. In addition, the Ministry of Power, Government of India, as an incentive to solar power developers and end consumers, waived inter-state transmission charges and losses for a period of 25 years from the date of commissioning a solar power project so long as the project is commissioned before December 2019 and so long as the power is sold to a distribution company.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017

The Central Electricity Regulatory Commission has announced the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017, or Tariff Regulations, which prescribes the criteria that may be taken into consideration by the SERCs while determining the tariff for the sale of electricity generated from renewable energy sources which include, among others, return on equity, interest on loan capital and depreciation. Accordingly, such tariff cannot be determined independently by renewable energy power producers such as our company. Pursuant to the National Tariff Policy, the Central Electricity Regulatory Commission is required to determine the rate of return on equity which may be adopted by the SERCs to determine the generic tariff, keeping in view the overall risk and prevalent cost of capital, which factors are also to be taken into consideration by SERCs while determining the tariff rate. The Tariff Regulations prescribe that the normative return on equity shall be 14% per annum to be grossed up by prevailing minimum alternate tax as on April 1 of the previous year for the entire useful life of the project.

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

Jawaharlal Nehru National Solar Mission

The NSM was approved by the Indian government on November 19, 2009 and launched on January 11, 2010. The NSM has set a target of 100 GW of solar power in India by 2022 and seeks to implement and achieve the target in three phases (Phase I from 2012 to 2013, Phase II from 2013 to 2017 and Phase III from 2017 to 2022). NSM aims at creating conditions for rapid scale up of capacity and technological innovation to drive down costs towards grid parity.

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

Punjab

The Punjab Energy Development Agency is the agency responsible for promotion and development of renewable energy development projects and energy conservation schemes in the state of Punjab. The government of Punjab has formulated the New and Renewable Sources of Energy Policy-2012, or Punjab Policy, on December 26, 2012. The Punjab Policy aims to harness 1,000 MW of solar power generation capacity by 2022. All solar power projects developed under the Punjab Policy are treated as an industry in terms of industrial policy of Punjab and all the industrial incentives available to new industrial units will be applicable to solar power plants subject to the approval of Department of Industries and Commerce, Government of Punjab. Additionally, solar power projects are exempt from obtaining any consent in accordance with the pollution control laws from the Punjab Pollution Control Board. The Punjab State Power Corporation Limited reserves the right of first refusal on the power generated from renewable energy certificate based solar power projects and in case of refusal, the developer is permitted to sell the power under open access.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Azure Power Global Limited has an option to purchase 3.7% of equity shares held by the founders, in Azure Power India Private Limited.

The following table sets out our significant subsidiaries on the basis of operating capacity during the fiscal year ended March 31, 2018:

Name	Country of Incorporation	Percentage of Ownership
Azure Power India Private Limited (Andhra Pradesh 2)	India	96.3%
Azure Power Pluto Private Limited (Punjab 4.1, 4.2 and 4.3)	India	51.6%
Azure Power Thirty Seven Private Limited (Telangana 1)	India	95.2%

D. Property, Plants and Equipment

Our principal executive offices are located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi — 110037, India, which occupies approximately 45,990 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased by us from private individuals and entities. Further, we source the land required for construction of plants under the land lease arrangement or procure at the required locations of the plant. Our land lease arrangements range typically from 25 to 35 years, but our PPAs are generally for a term of 25 years. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Azure Power Global Limited(1) Azure Power Energy Limited (APEL) Azure Power India Private Limited (AZI) Azure Power Rooftop Private Limited Operating subsidiaries Azure Power Rooftop (Genco) Private Limited Operating subsidiaries

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

From time to time, we have raised funds through issuance of compulsorily convertible debentures and Series A through I compulsorily convertible preferred shares. We classified our previously outstanding compulsorily convertible debentures and Series E and Series G compulsorily convertible preferred shares as a liability on our consolidated balance sheet. Series A to D, Series F, Series H and Series I compulsorily convertible preferred shares were classified as temporary equity on the consolidated balance sheet till March 31, 2017. Concurrent to the closing of our initial public offering in October 2016, the compulsorily convertible debentures and compulsorily convertible preferred shares were converted into equity shares.

Power Purchase Agreement

The material terms of the PPAs we have entered into and bids we have won as of March 31, 2018 are summarized in the following table.

Operational
Project Names	Commercial Operation Date (1)	Capacity (MW) (7)	Tariff (INR/ kWh)		Offtaker	Duration of PPA in Years
Punjab 1	Q4 2009	2	17.91		NTPC Vidyut Vyapar Nigam	25
Punjab 2.1	Q3 2014	15	7.67		Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15	7.97		Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4	8.28		Punjab State Power Corporation Limited	25
Punjab 3.1	Q1 2016	24	7.19		Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4	7.33		Punjab State Power Corporation Limited	25
Punjab 4.1 (4)	Q4 2016	50	5.62		Punjab State Power Corporation Limited	25
Punjab 4.2 (4)	Q4 2016	50	5.63		Punjab State Power Corporation Limited	25
Punjab 4.3 (4)	Q4 2016	50	5.64		Punjab State Power Corporation Limited	25
Gujarat 1.1	Q2 2011	5	15.00	(2)	Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5	15.00	(2)	Gujarat Urja Vikas Nigam Limited	25
Rajasthan 1	Q4 2011	5	11.94		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 3.1	Q2 2015	20	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 3.2	Q2 2015	40	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 3.3	Q2 2015	40	5.45	(3)	Solar Energy Corporation of India	25
Rajasthan 4	Q4 2015	5	5.45	(3)	Solar Energy Corporation of India	25
Chhattisgarh 1.1	Q2 2015	10	6.44		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10	6.45		Chhattisgarh State Power Distribution Company Limited	25

Operational
Project Names	Commercial Operation Date (1)	Capacity (MW) (7)	Tariff (INR/ kWh)		Offtaker	Duration of PPA in Years
Chhattisgarh 1.3	Q3 2015	10	6.46		Chhattisgarh State Power Distribution Company Limited	25
Delhi 1.1	Q4 2015	1	5.43	(3)	Solar Energy Corporation of India	25
Andhra Pradesh 1	Q1 2016	50	5.89	(2)	Southern Power Distribution Company of Andhra Pradesh Limited	25
Uttar Pradesh 1	Q1 2015	10	8.99		Uttar Pradesh Power Corporation Limited	12
Bihar	Q3 2016	10	8.39		North Bihar Power Distribution Company Limited and South Bihar Power Distribution Company Limited	25
Karnataka 1	Q1 2015	10	7.47		Bangalore Electricity Supply Company Limited	25
Karnataka 2	Q1 2016	10	6.66		Bangalore Electricity Supply Company Limited	25
Karnataka 3.1	Q1 2017	50	6.51		Chamundeshwari Electricity Supply Corporation Limited	25
Karnataka 3.2	Q1 2017	40	6.51		Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40	6.51		Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2	5.50	(3)	Ordinance Factory Bhandara	25
Maharashtra 1.2	Q1 2017	5	5.31		Ordinance Factory Ambajhari	25
Andhra Pradesh 2	Q2 2017	100	5.12		NTPC Vidyut Vyapar Nigam	25
Uttar Pradesh 2	Q3 2017	50	4.78		NTPC Vidyut Vyapar Nigam	25
Telangana 1	Q1 2018	100	4.67		NTPC Vidyut Vyapar Nigam	25

Total Capacity		877

Project Names	Commercial Operation Date (1)	Capacity (MW) (7)	Tariff (INR/ kWh)		Offtaker	Duration of PPA in Years
Under Construction
Delhi 1.2	Q2 2018	1	5.43	(3)	Solar Energy Corporation of India	25
Andhra Pradesh 3	Q4 2017	50	4.43	(3)	Solar Energy Corporation of India	25
Uttar Pradesh 3	Q4 2017	40	4.43	(3)	Solar Energy Corporation of India	25
Gujarat 2	Q1 2019	260	2.67		Gujarat Urja Vikas Nigam Limited	25

Total Capacity		351

Project Names	Commercial Operation Date (1)	Capacity (MW) (7)	Tariff (INR/ kWh)		Offtaker	Duration of PPA in Years
Committed
Maharashtra 2	Q2 2019	150	3.18	(8)	Maharashtra State Power Generation Company Limited	25
Karnataka 4	Q1 2019	100	2.93		BESCOM, HESCOM	25
Rajasthan 5	Q2 2019	200	2.48		NTPC Vidyut Vyapar Nigam Limited	25

Total Capacity		450

Commercial and Industrial (8)
Project Names	Commercial Operation Date (1)	Capacity (MW) (7)	Offtaker	Duration of PPA in Years
Commissioned
Total operational capacity	2013-Q1 2018	33.978	Various	25	(9)

Total Capacity		33.978

Under Construction
Delhi Rooftop 4	Q2 2018	21.64	(6)	Delhi Metro Rail Corporation	25
Other rooftop projects	Q2 2018—Q3 2018	43.632		Various	25

Total Capacity		65.272
Committed
Indian Railways Rooftop 2	Q3 2018	20		Railway Energy Management Company Limited	25
SECI Rooftop 1	Q4 2018	29		Solar Energy Corporation of India	25
Indian Railways Rooftop 3	Q1 2019	30		Railway Energy Management Company Limited	25
Other Rooftop Projects	Q2 2018—Q1 2019	15		Various	25

Total Capacity		94

Total Capacity (all projects)		1,871

Notes:

(1)	Refers to the applicable quarter of the calendar year. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all.
(2)	Current tariff, subject to change—see paragraph below—“tariff structure”.
(3)	Projects are supported by VGF in addition to the tariff—see paragraph below—“VGF for projects”.
(4)	Hanwha Energy Corporation Singapore Pte. Ltd. holds a non-controlling interest.
(5)	Projects are supported by subsidy in addition to the tariff.
(6)	The levellized tariff for the Commercial and Industrial projects is between INR 5.80 to INR 10.62.
(7)	Capacity as defined by the PPA contract.
(8)	Letter of award is yet to be received for 50 MW.
(9)	Includes one project for 1 MW with a PPA for 15 years.

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

Tariff structure

The tariff for Gujarat 1.1 and Gujarat 1.2 is INR 15.0 per kilowatt hour for the first 12 years and INR 5.0 per kilowatt hour for remainder of the contract term. The tariff for Andhra Pradesh 1 is INR 5.89 per kilowatt hour for one year, increasing by 3% each year from the second year to the tenth year and thereafter with the same tariff as that in year ten for the remainder of the 25-year term.

VGF for projects

The VGF for Rajasthan 3.1 project is INR 23.0 million per MW, for Rajasthan 3.2 it is INR 22.0 million per MW, for Rajasthan 3.3 it is INR 13.0 million per MW and Rajasthan 4 it is INR 12.9 million per MW. The VGF for Andhra Pradesh 3 project is INR 7.5 million per MW. The VGF for Maharashtra 1 project is INR 0.9 million per MW. The VGF for Uttar Pradesh 3 is INR 10.0 million per MW. The VGF for Delhi 1 is INR 4.6 million per MW.

Key Operating and Financial Metrics

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of Measurement	Fiscal Year 2017	Fiscal Year 2018
Electricity generation(1)	kWh in millions	617.5	1,235.8
Plant load factor	%	18.4	18.2
Revenue(2)	INR in millions	4,183.0	7,700.6
Revenue	US$ in millions	64.2	118.3
Cost per MW operating	INR in millions	49.3	51.0
MW operating	MW	651.0	911.0
MW committed	MW	418.0	960.0
MW operating and committed	MW	1,069.0	1,871.0

(1)	Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.
(2)	Revenue consists of revenue from the sale of power.

Factors that most significantly directly or indirectly affect our overall growth and results of operations, or that cause our historical financial information not to be indicative of future operating results or financial condition, include, but are not limited to, the Indian government’s targets for solar capacity addition and the more gradual decline in solar module prices. The Indian government increased its target for solar capacity from 20 GW by 2022 to 100 GW by 2022. While this trend may lead to us winning more megawatts per year than in prior years, it will also require us to raise additional funding sources if we are to grow in line with these trends.

As for the cost of our system components, we witnessed a steep decline of solar module prices of approximately 84% from 2011 to 2018. Although the pace of this decline has been slowing recently, we expect a general trend of declining solar module prices to continue through fiscal year 2019.

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

The following table represents the megawatts operating and megawatts committed as of the end of the respective periods presented:

	As of March 31,
	2017	2018
Megawatts Operating	651.0	911.0
Megawatts Committed	418.0	960.0

Megawatts Operating and Committed	1,069.0	1,871.0

We are targeting having 1,300 MW to 1,400 MW operating by March 31, 2019. Our ability to achieve these goals will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, the growth of the Indian power market in line with current government targets, our ability to maintain our market share of India’s installed capacity as competition increases, the need to further strengthen our operations team to execute the increased capacity, and the need to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed under the caption “Item 3. Key Information—D. Risk Factors.”

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

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Generally, under the terms of our PPAs, we guarantee a plant load factor of 12%. Plant load factor was 18.2% for fiscal year 2018 compared with 18.4% for fiscal year 2017, primarily due to lesser insolation during the year.

	Fiscal Year Ended March 31,
	2017	2018
Plant Load Factor (%)	18.4	18.2

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Fiscal Year Ended March 31,
	2017	2018
Electricity Generation (kilowatt hours in millions)	617.5	1,235.8

Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2017	2018
	INR	INR	US$
	(In thousands)
Net loss	(1,191,569)	(1,022,229)	(15,700)
Income tax expense / (benefit)	892,333	(252,882)	(3,884)
Interest expense, net	2,371,836	5,168,218	79,377
Depreciation and amortization	1,046,565	1,882,451	28,912
Loss/(gain) on foreign currency exchange	(109,128)	45,716	702

Adjusted EBITDA	3,010,037	5,821,274	89,407

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, freehold land or leasehold land, capitalizable financing costs, and installation costs incurred for operating one megawatt of new solar power plant capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. The project cost per megawatt operating for the fiscal years ended March 31, 2017 and 2018 was INR 49.3 million and INR 51.0 million (US$ 0.78 million), respectively. The project cost per megawatt in fiscal year 2018 was marginally higher due to the use of higher-cost domestic modules as required by PPA’s and the use of purchased land compared to the use of lower-cost open source modules and use of leased land in fiscal year 2017.

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

Nominal contracted payments is a forward-looking number and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants, payment defaults by our customers or other factors described under the heading “Item 3. Key Information—D. Risk Factors” could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2017	2018
	INR	INR	US$
Nominal contracted payments (in thousands)	255,474,775	358,816,034	5,510,921

	As of March 31,
	2017	2018
Total estimated energy output (kilowatt hours in millions)	44,677	82,884

Nominal contracted payments increased from March 31, 2017 to March 31, 2018 as a result of entering into additional PPAs. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and proposed INR 3.53 per kilowatt hour for fiscal year 2019. The overall trend of solar power tariffs is that the tariffs are declining in line with solar module prices.

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

Portfolio run-rate is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants or other factors described under the heading “Item 3. Key Information—D. Risk Factors” could cause our actual results to differ materially from our calculation of portfolio run-rate.

The following table sets forth, with respect to our PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2017	2018
	INR	INR	US$
Portfolio Revenue run-rate (in thousands)	11,005,761	15,764,719	242,124

	As of March 31,
	2017	2018
Estimated annual energy output (kilowatt hours in millions)	1,921	3,557

Portfolio run-rate increased from March 31, 2017 to March 31, 2018 as a result of the increase in operational and committed capacity during the period.

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

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted plant load factors, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2018, the adjustments have not been significant. The difference between the actual billing and revenue recognized is recorded as deferred revenue.

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

Interest Expense, Net

Interest expense, net consists of interest incurred on term loans for projects under our fixed and variable rate financing arrangements including interest expense on the solar green bonds (the “Solar Green Bonds”) issued in 2017, cost of hedging the foreign currency risk on the Solar Green Bond transactions, and interest expense on Non-Convertible Debentures. Interest cost also includes the cost of swaps and option contracts entered to mitigate the foreign exchange risk for Solar Green Bond transactions. The Company has designated the swaps and option contracts as a cash flow hedge and are tested for effectiveness on a quarterly basis. During the previous years we had interest on compulsorily convertible debentures during the period prior to initial public offering and also included the deemed interest expense which was payable in the form of a guaranteed return on the compulsorily convertible debentures and the Series E and Series G compulsorily convertible preferred shares which were classified as a liability and were converted to shares simultaneous to our initial public offering. Interest expense also includes bank fees and other borrowing costs, which are typically amortized over the life of the loan using the effective interest rate method. Interest expense is presented net of capitalized financing costs and interest income earned from bank deposits. Interest incurred in connection with a project that has been commissioned is expensed while interest incurred prior to commissioning is capitalized.

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

Our significant accounting policies are summarized in Note 2—Summary of Significant Accounting Policies to our consolidated financial statements included in this annual report. Our various critical accounting policies and estimates are discussed in the following paragraphs.

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

As of March 31, 2017, and 2018, we had net deferred tax assets of INR 196.8 million and INR 1,052.4 million (US$ 16.2 million), respectively, and net deferred tax liabilities of INR 1,078.3 million and INR 892.1 million (US$ 13.7 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with the Financial Accounting Standards Board, or FASB, Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2017, and 2018, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance as on March 31, 2017 and 2018 were at INR 12.8 million and INR 715.3 million (US$ 11.0 million), respectively.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2018, we are claiming tax holiday benefits for three of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

AZI and a subsidiary provide EPC services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. The Company started recording Deferred Tax Asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by AZI and the subsidiary. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in a complete reversal of tax expense on such inter-company transactions. Accordingly, while we have never been profitable, we report income tax expense / benefit that may fluctuate from period to period.

Contracts designated as cashflow hedge

We have issued U.S. dollar denominated 5.5% Solar Green Bonds in August, 2017, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of project level debt of certain projects in India and for growth capital in certain projects under construction, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the Solar Green Bonds are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). We have designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as—notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with ASC Topic 815—Derivatives and Hedging. Fair value of the hedge at the time of inception of the contract was nil and the cost of hedge is recorded as an expense over the period of the contract on a straight-line basis. Changes in fair value of the option contracts designated as cash flow hedges are recorded in Accumulated Other Comprehensive Income/(Loss), net of tax, until the hedge transactions occur. We evaluate hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on a quarterly basis. The ineffective portion of cash flow hedge is recorded in Other Comprehensive Income and charged as an expense over the period of the contract. The cost of the effective portion of cash flow hedges is expensed over the period of the contract. We test the effectiveness of the hedge relationship on a quarterly basis and the hedge was effective as on March 31, 2018.

In August 2017, the FASB issued ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, to simplify the application of current hedge accounting guidance, which permits recording the cost of hedge over the period of the contract based on the effective interest rate method. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company early adopted the ASU and determined the cost of hedge at the time of inception of the contract was INR 4,931,240 (US$ 77,123) and recorded an expense of INR 571,225 (US$ 8,925) during the fiscal year ended March 31, 2018. The Company did not reclassify any balance apart from the cost of hedge from Accumulated Other Comprehensive Income/(Loss) to interest expense during the fiscal year ended March 31, 2018.

We used the derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts. Fair value of the hypothetical derivative is computed based on the above inputs from Bloomberg or other reputed banks.

	March 31, 2018
	Notional Amount (US$)	Current Liabilities (INR)	Other Liabilities (INR)
Foreign currency option contracts	499,602	—	331,314

A. Results of Operations

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for the fiscal year ended March 31, 2018. The rate used for this translation is INR 65.11 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2018, which is the date of our last reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

	Fiscal Year Ended March 31,
	2016	2017	2018	2018
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$)
	(in thousands)
Operating revenues:
Sale of power	2,626,148	4,182,985	7,700,600	118,271
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	190,648	375,787	691,947	10,627
General and administrative	672,841	797,161	1,187,379	18,237
Depreciation and amortization	687,781	1,046,565	1,882,451	28,912

Total operating costs and expenses:	1,551,270	2,219,513	3,761,777	57,776

Operating income	1,074,878	1,963,472	3,938,823	60,495
Other expense:
Interest expense, net	2,058,836	2,371,836	5,168,218	79,377
Loss (gain) on foreign currency exchange, net	343,137	(109,128)	45,716	702

Total other expenses	2,401,973	2,262,708	5,213,934	80,079

Loss before income tax	(1,327,095)	(299,236)	(1,275,111)	(19,584)
Income tax benefit / (expense)	(327,745)	(892,333)	252,882	3,884

Net loss	(1,654,840)	(1,191,569)	(1,022,229)	(15,700)

Less: Net loss attributable to non-controlling interest	(4,651)	(18,924)	(201,547)	(3,094)

Net loss attributable to APGL	(1,650,189)	(1,172,645)	(820,682)	(12,606)
Accretion to Mezzanine CCPS	(1,347,923)	(235,853)	—	—
Accretion to redeemable non-controlling interest	(29,825)	(44,073)	(6,397)	(98)

Net loss attributable to APGL equity shareholders	(3,027,937)	(1,452,571)	(827,079)	(12,704)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,722)	(111)	(32)	(0.49)
Shares used in computing basic and diluted per share amounts:
Weighted average shares	1,758,080	13,040,618	25,974,111	—

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2018 increased by INR 3,517.6 million, or 84%, to INR 7,700.6 million (US$ 118.3 million) compared to fiscal year ended March 31, 2017. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2018 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2017. These include Karnataka 3.1, 3.2 and 3.3 solar power projects, which commenced operations during the fourth quarter of fiscal year 2017 and contributed incremental operating revenue of INR 510.7 million, INR 413.0 million, and INR 404.6 million, respectively, in fiscal year 2018. Punjab 4.1, 4.2 and 4.3 projects, which commenced operations in the third quarter of fiscal year 2017 and contributed incremental operating revenue of INR 1,040.0 million, in fiscal year 2018. In addition, incremental revenue from projects that commenced operations in fiscal year 2018 include, Andhra Pradesh 2 which contributed an incremental operating revenue of INR 633.0 million, Uttar Pradesh 2 project, which commenced operations in two phases during first and second quarters of fiscal year 2018 and contributed incremental operating revenue of INR 166.1 million, Telangana 1 project, which commenced its operations in the fourth quarter of fiscal year 2018, contributed an operating revenue of INR 139.2 million and the balance increase in revenue is on account of the commencement of operations of certain rooftop projects.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2018 increased by INR 316.2 million, or 84%, to INR 691.9 million (US$ 10.6 million), compared to the fiscal year ended March 31, 2017, and remained consistent at 9.0% of revenue recognized during the respective periods in both the years. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by INR 162.7 million, an increase in leasehold rent of INR 44.7 million primarily resulting from increased leased land in connection with our new projects, and an increase in security charges of INR 40.3 million on account of new projects commissioned during the fiscal year ended March 31, 2018.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2018 increased by INR 390.2 million, or 49%, to INR 1,187.4 million (US$ 18.2 million) compared to the fiscal year ended March 31, 2017. This was primarily due to an increase in payroll expenses by INR 120.9 million, professional expenses by INR 97.6 million including one-time expenses of INR 23.8 million, and we recorded an onetime charge of INR 83.7 million due to a delay by the government in bundling of thermal power with solar power production at one of our recently commissioned project and our project contract period was extended by the duration of the delay by the government.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2018 increased by INR 835.9 million, or 80%, to INR 1,882.5 million (US$ 28.9 million) compared to the fiscal year ended March 31, 2017. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2017. These projects include Karnataka 3.1, 3.2 and 3.3 solar power projects, which commenced operation in the fourth quarter of fiscal year 2017 and resulted in additional depreciation of INR 108.2 million, INR 89.9 million and INR 80.6 million, respectively, Punjab 4.1, 4.2 and 4.3 solar power projects, which commenced operation in the third quarter of fiscal year 2017 and resulted in additional depreciation of INR 258.9 million during the fiscal year ended March 31, 2018.

In addition, we recorded depreciation and amortization expenses for projects that commenced operations during fiscal year end 2018. The projects include Andhra Pradesh 2 solar power project, which commenced operation in the first quarter of fiscal year 2018 and resulted in additional depreciation of INR 208.1 million, Uttar Pradesh 2 project commenced operations in two phases during first and second quarters of fiscal year 2018 and resulted in additional depreciation of INR 61.6 million and Telangana 1 solar power project, which commenced operation in the fourth quarter of fiscal year 2018 and resulted in additional depreciation of INR 38.5 million.

Interest Expense, Net

Net interest expense during the fiscal year ended March 31, 2018 increased by INR 2,796.4 million, or 118%, to INR 5,168.2 million (US$ 79.4 million) compared to the fiscal year ended March 31, 2017.

Interest expense during the fiscal year ended March 31, 2018 increased by INR 3,080.2 million, or 111%, to INR 5,844.2 million (US$ 89.8 million). Interest expense increased primarily as a result of interest expense of INR 1,241.7 million on borrowings for the Karnataka 3.1, 3.2 and 3.3, Punjab 4.1, 4.2 and 4.3, Andhra Pradesh 2, Uttar Pradesh 2 and Telangana 1 projects. The interest expense also includes one-time non-cash write offs of unamortised deferred financing cost of INR 747.5 million on account of the Solar Green Bonds and in addition, a one-time prepayment fees of INR 676.0 million for debt refinancing related to the Solar Green Bond.

Interest income during the fiscal year ended March 31, 2018 increased by INR 283.8 million or 72%, to INR 676.0 million (US$ 10.4 million) compared to the fiscal year ended March 31, 2017 primarily as a result of an increase in income on term deposits placed during the period of INR 188.6 million and increase in gain on sale of short term investments by INR 95.2 million.

Loss (Gain) on Foreign Currency Exchange

The foreign exchange loss during the fiscal year ended March 31, 2018 increased by INR 154.8 million to a loss of INR 45.7 million (US$ 0.7 million) compared to the fiscal year ended March 31, 2017. The closing exchange rate of Indian rupees depreciated against the U.S. dollar from INR 64.84 to US$ 1.00 as of March 31, 2017 to INR 65.04 to US$ 1.00 as of March 31, 2018. This fluctuations in the Indian rupee resulted in a realized foreign exchange gains on foreign currency loans of INR 74.1 million but was partly offset by a realized loss on derivative instruments of INR 32.3 million. The unrealized foreign exchange loss on foreign currency denominated debt was INR 12.3 million and the unrealized loss on derivative instruments was INR 45.6 million.

Income Tax Expense

Income tax expense decreased during the fiscal year ended March 31, 2018 by INR 1,145.2 million to a benefit of INR 252.9 million (US$ 3.9 million), compared to fiscal year ended March 31, 2017.

For the fiscal year ended March 31, 2018, the statutory income tax rate as per the Income Tax Act, 1961 is 34.61%. The current income tax expense for the fiscal year ended March 31, 2018 was INR 16.3 million, which declined from INR 509.0 million for the fiscal year ended March 31, 2017. The effective income tax rate during the year ended March 31, 2018 was a benefit of 19.8%. The decrease in the effective income tax in the fiscal year ended March 31, 2018 is primarily due to accelerated depreciation per Indian Income Tax Act, in one of the plant commissioned during the current period in AZI.

During the fiscal year ended March 31, 2018, we recorded an Indian deferred tax benefit of INR 269.2 million, whereas for the fiscal year ended March 31, 2017, we recorded an Indian deferred tax expense of INR 383.2 million. This change was primarily attributable to the adoption of ASU 2016-16, from April 1, 2017, which impacted certain Intra-entity transfer of assets and resulted in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of any tax holiday period, as described below.

We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we have never been profitable, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. The Company started recording deferred tax asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. This decrease was primarily attributable to adoption of a new accounting standard on “Intra-entity transfer of assets”, resulting in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period); however, the exemption is available only to the projects completed on or before March 31, 2017. We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

Our tax expenses are further described in Note 11—Income Taxes to our consolidated financial statements included in this annual report.

Fiscal Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2017 increased by INR 1,556.8 million, or 59%, to INR 4,183.0 million compared to fiscal year ended March 31, 2016. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2017 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2016. These include Andhra Pradesh 1, Punjab 3 and Karnataka 2 solar power projects, which commenced operations during the fourth quarter of fiscal year 2016 and contributed incremental operating revenue of INR 480.3 million, INR 250.7 million and INR 112.1 million, respectively. Rajasthan 4 project, which commenced operations in the third quarter of fiscal year 2016 and contributed incremental operating revenue of INR 35.8 million, the Rajasthan 3 and Chhattisgarh 1 solar power projects, which commenced operations in the first quarter of fiscal year 2016 and contributed incremental operating revenue of INR 189.6 million and 95.2 million, respectively. In addition, incremental revenue from projects that commenced operations in fiscal year 2017 include, Punjab Rooftop 2 project which commenced operations in the first quarter of fiscal year 2017 and contributed incremental operating revenue of INR 68.8 million, Bihar 1 project which commenced operations in the second quarter of fiscal year 2017 and contributed incremental operating revenue of INR 68.5 million and the Punjab 4 project which commenced operations in the third quarter of fiscal year 2017 and contributed incremental operating revenue of INR 262.4 million.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2017 increased by INR 185.1 million, or 97%, to INR 375.8 million compared to the fiscal year ended March 31, 2016. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by INR 141.9 million and an increase in leasehold rent of INR 36.8 million primarily resulting from increased leased land in connection with our projects during the fiscal year ended March 31, 2017.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2017 increased by INR 124.3 million, or 18%, to INR 797.2 million compared to the fiscal year ended March 31, 2016. This was primarily due to increased travel and business development expenses for new solar power projects of INR 23.6 million, payroll cost of INR 52.7 million, resulting from new hiring and an increase of INR 48.0 million primarily resulting from office rent and related infrastructure costs as the scale of our business has expanded.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2017 increased by INR 358.8 million, or 52%, to INR 1,046.6 million compared to the fiscal year ended March 31, 2016. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2016. These projects include Punjab 3, Karnataka 2 and Andhra Pradesh 1 solar power projects, which commenced operation in the fourth quarter of fiscal year 2016 and resulted in additional depreciation of INR 48.3 million, INR 23.7 million and INR 117.5 million, respectively, Rajasthan 4 solar power project, which commenced operation in the third quarter of fiscal year 2016 and resulted in additional depreciation of INR 7.7 million, Chhattisgarh 1 solar power project, which commenced operation in phases in the first and second quarters of fiscal year 2016 and resulted in additional depreciation of INR 18.0 million and Rajasthan 3 solar power project, which commenced operation in the first quarter of fiscal year 2016 and resulted in additional depreciation of INR 19.7 million.

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

Interest Expense, Net

Net interest expense during the fiscal year ended March 31, 2017 increased by INR 313.0 million, or 15%, to INR 2,371.8 million compared to the fiscal year ended March 31, 2016.

Interest expense during the fiscal year ended March 31, 2017 increased by INR 438.2 million, or 19%, to INR 2,764.0 million. Interest expense increased primarily as a result of interest expenses of INR 891.7 million on borrowings for the Punjab 3, Andhra Pradesh 1, Karnataka 2, Punjab rooftop 2, Bihar 1 and Punjab 4 solar power projects operating during the fiscal year ended March 31, 2017. This was offset by a reduction in interest expense on compulsorily convertible instruments of INR 507.6 million which converted to shares simultaneous to our initial public offering.

Interest income during the fiscal year ended March 31, 2017 increased by INR 125.2 million or 47%, to INR 392.2 million compared to the fiscal year ended March 31, 2016 primarily as a result of an increase in income on term deposits placed during the period of INR 98.3 million and increase in gain on sale of short term investments by INR 26.7 million.

Loss (Gain) on Foreign Currency Exchange

Foreign exchange loss during the fiscal year ended March 31, 2017 improved by INR 452.3 million to a gain of INR 109.1 million compared to the fiscal year ended March 31, 2016. The closing exchange rate of Indian rupees appreciated against the U.S. dollar from INR 66.25 to US$1.00 as of March 31, 2016 to INR 64.85 to US$1.00 as of March 31, 2017. This appreciation of the Indian rupee resulted in an improvement in unrealized and realized foreign exchange gains of INR 465.2 million and INR 25.8 million, on our foreign currency denominated debt and a decrease in unrealized and realized foreign exchange gain of INR 50.8 million and INR 49.5 million, on our derivative instruments, for the fiscal years ended March 31, 2016 and 2017, respectively. There was an additional gain on foreign currency exchange of INR 61.5 million during the fiscal year ended March 31, 2017 on account of a reinstatement of amount payable to vendors.

Income Tax Expense

Income tax expense increased during the fiscal year ended March 31, 2017 by INR 564.6 million to INR 892.3 million, compared to the fiscal year ended March 31, 2016.

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

The increase in our income tax expense was largely attributable to taxable profits generated by AZI. During the fiscal year ended March 31, 2017, we recorded an Indian deferred tax expense of INR 383.2 million, whereas for the fiscal year ended March 31, 2016, we recorded an Indian deferred tax expense of INR 299.1 million. The primary reason for the change in the level of domestic deferred tax asset was due to higher temporary differences reversing in the tax holiday period.

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

Liquidity Position

As of March 31, 2018, our liquid assets totalled INR 9,730.1 million (US$ 149.4 million), which was comprised of cash and current investments available for sale securities. As of March 31, 2018, we carried cash and short-term investments of INR 9,443.6 million (US$ 145.0 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2018, we have such undrawn commitments amounting to INR 3,398.6 million (US$ 52.2 million) under project-level financing arrangements, all which have a floating interest rate:

We have a term loan from PTC India Financial Services Limited for the Uttar Pradesh 2 project for an aggregate principal amount of INR 2,300.0 million (US$ 35.3 million), of which INR 233.0 million (US$ 3.6 million) was undrawn as of March 31, 2018. This loan bears interest at 11.25% and is secured by movable and immovable assets of the project. The term of this loan is 18 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from Indian Renewable Energy Development Agency Ltd for the Uttar Pradesh 3 project for an aggregate principal amount of INR 1,808.0 million (US$ 27.8 million), of which INR 370.7 million (US$ 5.7 million) was undrawn as of March 31, 2018. This loan bears interest at 10.79% and is secured by movable and immovable assets of the project. The term of this loan is 16.5 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from PTC India Financial Services Limited for the Andhra Pradesh 3 project for an aggregate principal amount of INR 2,287.2 million (US$ 35.1 million), of which INR 228.6 million (US$ 3.5 million) was undrawn as of March 31, 2018. This loan bears interest at 11.50% and is secured by movable and immovable assets of the project. The term of this loan is 18 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from IndusInd Bank for the Delhi Rooftop 4 project for an aggregate principal amount of INR 558.0 million (US$ 8.6 million), of which INR 144.7 million (US$ 2.2 million) was undrawn as of March 31, 2018. This loan bears interest at 10.30 % and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a U.S. dollar term loan from Overseas Private Investment Corporation for rooftop projects for an aggregate principal amount of INR 1,302.2 million (US$ 20.0 million), of which INR 1,251.6 million (US$ 19.2 million) was undrawn as of March 31, 2018. This loan bears interest at 4.42% and is secured by movable and immovable assets of the project. The term of this loan is 15 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

We have a term loan from State Bank of India for the Indian Railways Rooftop project for an aggregate principal amount of INR 1,178.0 million (US$ 18.1 million), which was undrawn as of March 31, 2018. This loan bears interest at 8.5% and is secured by movable and immovable assets of the project. The term of this loan is 14 years. Cash distribution from the projects can be made after meeting the project expenses and debt service requirements.

In 2017, we issued an inaugural US$ 500 million Solar Green Bond, maturing in 2022, which has been certified by Climate Bonds Initiative as a green bond and is the first solar green bond to be offered by a company with only solar power assets out of India. The Solar Green Bonds were offered to eligible yield investors who had a specific mandate or portfolio for buying green bonds, and in each case who were qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or non-U.S. persons in accordance with Regulation S under the Securities Act. The Company can issue further Bonds to meet the debt funding requirements for the projects.

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

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2018 consist of project financing arrangements and other borrowings.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. At March 31, 2018, these borrowings had annual interest rates ranging from 3.73% to 5.50% for foreign currency loans and from 8.30% to 12.50% for Indian rupee term loans and 13.00% for short term loans. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2018:

	Outstanding Principal Amount			Type of Interest	Currency	Maturity Date (1)
Name of Project	INR		US$
	(In thousands)
Punjab 1	174,000		2,672	Fixed	INR	2022
Punjab 2	1,698,993		26,094	Fixed	INR	2022
Gujarat 1	946,484		14,537	Fixed	INR	2022
Gujarat rooftop	106,655		1,638	Floating	INR	2028
Rajasthan 1	732,694		11,253	Fixed	US$	2028
Rajasthan 2	3,117,855		47,886	Fixed	US$	2031
Uttar Pradesh 1	453,050		6,958	Fixed	INR	2022
Karnataka 1	498,033		7,649	Fixed	INR	2022
Rajasthan 3.1	867,000		13,316	Fixed	INR	2022
Rajasthan 3.2	1,699,530		26,102	Fixed	INR	2022
Rajasthan 3.3	1,774,718		27,257	Fixed	INR	2022
Rajasthan 4	236,000		3,625	Fixed	INR	2022
Punjab 3.1 and 3.2	1,488,516		22,862	Floating	INR	2034
Chhattisgarh 1.1,1.2 & 1.3	1,442,501		22,155	Floating	INR	2029
Bihar 1	438,767		6,739	Fixed	INR	2022
Karnataka 2	502,227		7,714	Floating	INR	2032
Andhra Pradesh 1	2,508,312		38,524	Fixed	INR	2022
Punjab Rooftop 2	384,000		5,898	Fixed	INR	2022
Karnataka 3.1	6,614,691		101,593	Fixed	INR	2022
Karnataka 3.2	1,330,262		20,431	Fixed	INR	2022
Karnataka 3.3	1,363,990		20,949	Fixed	INR	2022
Punjab 4	5,810,000		89,234	Fixed	INR	2022
Delhi Rooftop 4	413,300		6,348	Floating	INR	2031
Maharashtra 1.1 & 1.2	360,750		5,541	Floating	INR	2033
Uttar Pradesh 2	2,067,000		31,746	Floating	INR	2034
Telangana 1	4,610,000		70,803	Fixed	INR	2022
Andhra Pradesh 2	5,730,000		88,005	Floating	INR	2036
Uttar Pradesh 3	1,437,300		22,075	Floating	INR	2033
Andhra Pradesh 3	2,058,400		31,614	Floating	INR	2034
Oberoi Rooftop	47,868		735	Floating	INR	2030

Total	50,912,896	(2)	781,952

(1)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.
(2)	Includes ancillary cost of borrowing of INR 826.1 million (US$ 12.7 million) presented in the financials on net basis. Further, non-project level debt of INR 3,856.9 (US$ 59.2 million) are excluded from the above table.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance and the working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of March 31, 2018, refer to Contractual Obligations and Commercial Commitments included elsewhere in this annual report.

Capital Expenditures

As of March 31, 2018, we operated 35 utility scale projects and several commercial rooftop projects with a combined rated capacity of 911 MW. As of such date, we were also constructing 10 projects with a combined rated capacity of 416 MW and had an additional 544 MW of projects committed.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and

(ii)	Working capital spent for building a pipeline for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 17,500.0 million (US$ 268.8 million) for the fiscal year ended March 31, 2018, primarily for the Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Uttar Pradesh 3, Andhra Pradesh 3, Delhi Rooftop 4, Odisha Rooftop 1, Indian Railways Rooftop 1, SECI Rooftop 1, Delhi Rooftop 5, and Decathlon projects.

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

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2017	2018		Change
	INR	INR	US$	INR
	(In thousands)
Cash flow data
Net cash provided by (used in) operating activities	(27,190)	1,839,125	28,246	1,866,315
Net cash used in investing activities	(21,944,262)	(15,772,167)	(242,239)	6,172,095
Net cash provided by financing activities	24,331,507	16,816,081	258,272	(7,515,426)

Operating Activities

During the fiscal year ended March 31, 2018, we generated INR 1,839.1 million (US$ 28.2 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during the fiscal year ended March 31, 2018 of INR 1,022.2 million reduced by non-cash items including amortization of deferred finance costs of INR 747.5 million, onetime prepayment charges on loans of INR 676.0 million, cashflow hedge of INR 575.2 million and depreciation and amortization of INR 1,882.5 million, offset by deferred income taxes of INR 655.2 million, a net foreign exchange gain of INR 102.5 million, in addition to changes in working capital including, a INR 83.4 million decrease in other liabilities, an INR 179.3 million increase in deferred revenue, an INR 1,031.2 million increase in interest payable, an INR 141.4 million increase on account of other assets, an INR 124.3 million increase in accounts payable, offset by an INR 1,168.9 million increase in accounts receivable, and an INR 641.6 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our options contracts, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the fiscal year ended March 31, 2017, we utilized INR 27.2 million of cash in operating activities. This cash outflow primarily resulted from a net loss during the fiscal year ended March 31, 2017 of INR 1,191.6 million reduced by non-cash items including deferred income taxes of INR 383.3 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 164.2 million, amortization of deferred finance costs of INR 114.1 million, and depreciation and amortization of INR 1,046.6 million, offset by realized and unrealized foreign exchange gain, net of INR 109.1 million resulting from appreciation of the rupee, in addition to changes in operating assets and liabilities including an INR 333.9 million increase in other liabilities, an INR 193.3 million increase in deferred revenue, an INR 63.2 million increase in interest payable, an INR 18.9 million increase in accounts payable, offset by an INR 581.9 million increase in accounts receivable, an INR 344.6 million increase in other assets primarily in connection with prepaid taxes, land use rights and interest receivable, and an INR 122.9 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2018, we utilized INR 15,772.2 million (US$ 242.2 million) in our investing activities. This cash outflow was primarily due to INR 19,629.4 million incurred to purchase property, plant and equipment primarily related to the construction of our Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Uttar Pradesh 3, Andhra Pradesh 3, Delhi Rooftop 4, Odisha Rooftop 1, Indian Railways Rooftop 1, SECI Rooftop 1, Delhi Rooftop 5, and Decathlon projects, offset by a net sale of INR 2,014.7 million of available-for-sale non-current investments.

During the fiscal year ended March 31, 2017, we utilized INR 21,944.3 million in our investing activities. This cash outflow was primarily due to INR 15,421.5 million incurred to purchase property, plant and equipment primarily related to the construction of our Punjab 4.1, 4.2 and 4.3 solar power projects, Karnataka 3.1, 3.2 and 3.3 solar power projects, Bihar 1 solar power project and Punjab rooftop 2 solar power project in addition to a net purchase of INR 3,192.7 million of available-for-sale non-current investments and a net addition of INR 3,318.9 million to restricted cash, in the form of term deposit.

Financing Activities

During the fiscal year ended March 31, 2018, we generated INR 16,816.1 million (US$ 258.3 million) from financing activities. This cash inflow was primarily due to issuance of Solar Green Bonds for INR 31,260.1 million, issuance of Non-Convertible Debentures for INR 1,864.6 and new loan proceeds of INR 10,683.2 million for our Maharashtra 1.1 and 1.2 Uttar Pradesh 2, Uttar Pradesh 3, Andhra Pradesh 3 and certain rooftop solar power plants, offset by repayment of term loan using the Solar Green Bond proceeds for INR 26,396.8 million in Punjab 1, Punjab 2, Gujarat 1, Uttar Pradesh 1, Karnataka 1, Rajasthan 3, Rajasthan 4, Bihar 1, Andhra Pradesh 1, Karnataka 3, Punjab 4, and Telangana 1 solar power projects.

During the fiscal year ended March 31, 2017, we generated INR 24,331.5 million from financing activities. This cash inflow was primarily due to new loan proceeds of INR 20,993.7 million in the form of term loans from banks for our Punjab 4, Karnataka 3, Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Bihar1 and Punjab rooftop 2 solar power plants, INR 1,338.0 million from the contribution by non-controlling interest holders and INR 9,315.6 million proceeds from Series I compulsorily convertible preferred shares, initial public offering and concurrent private placement. These inflows were offset in part by INR 6,373.2 million in repayment of loans, and INR 942.8 million incurred for the public issue.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

The following table reflects the changes in cash flows for the comparative periods:

	For the Year Ended March 31,
	2016	2017	Change
	INR	INR	INR
	(In thousands)
Cash flow data
Net cash provided by (used in) operating activities	733,868	(27,190)	(761,058)
Net cash used in investing activities	(9,159,046)	(21,944,262)	(12,785,216)
Net cash provided by financing activities	9,465,659	24,331,507	14,865,848

Operating Activities

During the fiscal year ended March 31, 2017, we utilized INR 27.2 million of cash in operating activities. This cash outflow primarily resulted from a net loss during the fiscal year ended March 31, 2017 of INR 1,191.6 million reduced by non-cash items including deferred income taxes of INR 383.3 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 164.2 million, amortization of deferred finance costs of INR 114.1 million, and depreciation and amortization of INR 1,046.6 million, offset by realized and unrealized foreign exchange gain, net of INR 109.1 million resulting from appreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 333.9 million increase in other liabilities, a INR 193.3 million increase in deferred revenue, a INR 63.2 million increase in interest payable, a INR 18.9 million increase in accounts payable, offset by a INR 581.9 million increase in accounts receivable, a INR 344.6 million increase in other assets primarily in connection with prepaid taxes, land use rights and interest receivable, and a INR 122.9 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

During the fiscal year ended March 31, 2016, we generated INR 733.9 million of cash in operating activities. This cash inflow primarily resulted from a net loss during the fiscal year ended March 31, 2016 of INR 1,654.8 million reduced by non-cash items including deferred income taxes of INR 299.1 million, change in fair value of compulsorily convertible debentures, Series E and Series G compulsorily convertible preferred shares of INR 671.8 million, depreciation and amortization of INR 687.8 million and realized and unrealized foreign exchange loss, net of INR 343.1 million resulting from depreciation of the rupee, in addition to changes in operating assets and liabilities including a INR 126.8 million increase in accounts payable, a INR 952.6 million increase in deferred revenue and a INR 70.2 million increase in interest payable offset by a INR 353.2 million increase in accounts receivable, a INR 325.4 million increase in other assets primarily in connection with advances paid to suppliers and contractors and a INR 119.2 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our hedging activities, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2017, we utilized INR 21,944.3 million in our investing activities. This cash outflow was primarily due to INR 15,421.5 million incurred to purchase property, plant and equipment primarily related to the construction of our Punjab 4.1, 4.2 and 4.3 solar power projects, Karnataka 3.1, 3.2 and 3.3 solar power projects, Bihar 1 solar power project and Punjab rooftop 2 solar power project in addition to a net purchase of INR 3,192.7 million of available-for-sale non-current investments and a net addition of INR 3,318.9 million to restricted cash, in the form of term deposit.

During the fiscal year ended March 31, 2016, we utilized INR 9,159.0 million in our investing activities. This cash outflow was primarily due to INR 9,097.0 million incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 3.1, 3.2 and 3.3 solar power projects, Chhattisgarh 1.1 and 1.2 solar power projects, Punjab 3.1 and 3.2 solar power projects, Karnataka 1 solar power projects and Andhra Pradesh 1 solar power projects offset by a net sale of INR 50.7 million of available-for-sale non-current investments. In addition, we raised cash amounting to INR 316.9 million from the sale of redeemable non-controlling interests.

Financing Activities

During the fiscal year ended March 31, 2017, we generated INR 24,331.5 million from financing activities. This cash inflow was primarily due to new loan proceeds of INR 20,993.9 million in the form of term loans from banks for our Punjab 4, Karnataka 3, Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Bihar1 and Punjab rooftop 2 solar power plants, INR 1,338.0 million from the contribution by non-controlling interest holders and INR 9,315.6 million proceeds from Series I compulsorily convertible preferred shares, initial public offering and concurrent private placement. These inflows were offset in part by INR 6,373.2 million in repayment of loans, and INR 942.8 million incurred for the public issue.

During the fiscal year ended March 31, 2016, we generated INR 9,465.7 million from financing activities. This cash inflow was primarily due to new loan proceeds of INR 8,727.9 million in the form of term loans from banks for our Rajasthan 3, Chhattisgarh 1, Punjab 3, Andhra Pradesh 1 and Rajasthan 4 solar power plants and INR 4,237.4 million proceeds from Series G and Series H compulsorily convertible preferred shares. These inflows were offset in part by INR 3,490.8 million in repayment of loans.

C. Research and Development, Patents and Licenses, etc.,

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March 31, 2018, we had six patent applications, three filed and three in process. The patent applications include our real time and pre-paid solar power module, which enables automated services such as solar energy generation and provisioning, maintenance and billing and our manual solar tracking system, which allows us to remotely control our solar panels to follow the movement of the sun and a network operation and control centre that allows us to monitor project performance in real time. Other three patent applications include a thin film photovoltaic mounting assembly, system for generating electricity by reutilizing water used for cooling photovoltaic cells and a system for cleaning and cooling an array of solar panels.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees totaling INR 2,102,491 (US$ 32,291) as of March 31, 2018. We have also given guarantees as a part of the bidding process for setting up of solar power plants amounting to 1,533,692 (US$ 23,555) as of March 31, 2018. We are not party to any other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2018.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR in thousands)
Contractual cash obligations
Long-term debt (principal) (1)	901,200	1,994,998	35,058,347	15,983,350	53,937,895
Long-term debt (interest) (2)	3,883,756	7536,526	6,454,731	9,175,021	27,050,034
Operating lease obligations	170,059	280,779	178,341	3,461,243	4,090,422
Purchase obligations (3)	3,045,859	—	—	—	3,045,859
Asset retirement obligations	—	—	—	356,649	356,649
Total contractual obligations (INR)	8,000,874	9,812,303	41,691,419	28,976,263	88,480,859
Total contractual obligations (US$)	122,882	150,703	640,323	445,036	1,358,944

(1)	The long-term debt includes project secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 28, 2018 as per Reserve Bank of India.
(2)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(3)	Consists of asset purchase commitment for construction of solar power plants.

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

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but not limited to:

•	the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity;

•	changes in tariffs at which long term PPAs are entered into;

•	changes in policies and regulations including net metering and interconnection limits or caps;

•	the availability of rebates, tax credits and other incentives;

•	the availability of solar panels and other raw materials;

•	our limited operating history, particularly as a new public company;

•	our ability to attract and retain our relationships with third parties, including our solar partners;

•	our ability to meet the covenants in our debt facilities;

•	meteorological conditions; and

•	such other risks identified in the registration statements and reports that we have filed with the U.S. Securities and Exchange Commission, or SEC, from time to time.

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

The new revenue standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 (April 1, 2018 for the Company). The Company has the option of adopting the new revenue standard using either one of two methods: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospectively with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09. The Company plans to adopt this ASU using the modified retrospective method with a cumulative adjustment to retained earnings as of April 1, 2018. The Company has completed its assessment of the accounting for this standard and continues to assess the expanded disclosure requirements that will apply after the standard’s adoption. Adoption of the standard will not have a material effect on our results of operations, cash flows or financial condition.

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For leases that were formerly classified as operating, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis with certain practical expedients per ASU 2018-01. The ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2018 (April 1, 2019 for the Company), including interim periods within those fiscal years using the modified retrospective method, with a cumulative adjustment to retained earnings as of April 1, 2019. The Company shall adopt the ASU starting April 1, 2019 and is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of credit losses on financial instruments. The ASU 2016-13 replaces the current incurred loss impairment methodology with a current expected credit losses model. The amendment applies to entities which hold financial assets and net investment in leases that are not accounted for at fair value through net income as well as loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. This ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019 (April 1, 2020 for the Company), with early adoption permitted. Adoption of this ASU 2016-13 is applied using a modified retrospective approach, with certain aspects requiring a prospective approach. The Company is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments are an improvement to U.S. GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows—Restricted cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this update require that a statement of cash flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 31, 2017 (April 1, 2018 for the Company) and interim periods within those annual periods. The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-01 Business Combinations—Clarifying the Definition of a Business, which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods beginning after December 15, 2017 (April 1, 2018 for the Company). The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation, Scope of Modification Accounting, which requires entities to apply modification accounting guidance when there are changes in the terms or conditions of a share-based payment award unless all of the following conditions are met: (i) the fair value of the modified award is the same as the fair value of the original award immediately before modification, (ii) the vesting conditions of the modified award are the same as the original award immediately before modification, and (iii) the classification of the modified award is the same as the original award immediately before modification. This guidance is effective for interim and annual periods beginning after December 15, 2017 (April 1, 2018 for the Company), with early adoption permitted. The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

During March 2018, the FASB issued ASU No. 2018-05 Income Taxes—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, which clarifies that certain assessment of the income tax effects of The Tax Cuts and Jobs Act (“TCJA”), will be incomplete by the time the financial statements are issued and the entity must not adjust the current or deferred taxes for those tax effects of the act until a reasonable estimate can be determined. Further, the entity shall remeasure the deferred tax asset and liability and disclose the effects of the TCJA in the earliest reporting period reasonably possible. The Company does not have any significant operations in U.S. and TCJA does not have any significant impact on the consolidated financials.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following discussion sets forth information regarding our directors and senior management as of the date of this annual report. Our Board of Directors is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our directors’ and officers’ business experience.

Mr. Sanjeev Aggarwal was nominated as a director by Helion Venture Partners, Mr. Barney S. Rush was nominated as a director by IFC GIF Investment Company and Mr Cyril Cabanes was nominated by Caisse de dépôt et placement du Québec (CDPQ). Additionally, Mr. Rajendra Prasad Singh joined our Board from October 20, 2017.

None of our officers and directors are related, except Mr. Harkanwal S. Wadhwa and Mr. Inderpreet S. Wadhwa. Mr. Harkanwal S. Wadhwa is the father of Mr. Inderpreet S. Wadhwa.

Mr. Eric Ng Yim On and Mr. Muhammad Khalid Peyrye are executives of AAA Global Services Ltd., which provides incorporation, corporate secretarial and governance services to us.

Name	Age	Position
Directors:
Inderpreet Singh Wadhwa	45	Chairman of the Board of Directors and Chief Executive Officer
Harkanwal Singh Wadhwa	73	Director and Chief Operating Officer
Robert Kelly	60	Director
Sanjeev Aggarwal	58	Director
Barney S. Rush	66	Director
Arno Harris	48	Director
Cyril Sebastien Dominique Cabanes	43	Director
Rajendra Prasad Singh	69	Director
Eric Ng Yim On	50	Director
Muhammad Khalid Peyrye	39	Director
Senior Management:
Preet Sandhu	49	Executive Vice President—Infra
Sushil Bhagat	55	Chief Financial Officer
Surendra Kumar Gupta	65	Executive Vice President—O&M
Mohor Sen	68	Chief Administration Officer

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

Harkanwal Singh Wadhwa, Chief Operating Officer of the Company, has been a member of our Board of Directors since August 2015 and has been a director of AZI since November 2008. He heads the utilities business unit of the organization and focuses on project development and the internal operations of the company. Prior to joining AZI, Mr. Wadhwa served as chief managing director of National Insurance Limited, India’s largest public insurance organization. He has over 40 years of experience in the financial services industry in India. He served on the boards of General Insurance Corporation of India, India International Insurance Private Limited and Loss Prevention Association of India Limited and has extensive experience with the regulatory framework in India. Mr. Wadhwa received his Bachelors of Arts degree from Punjab University in 1963.

We believe Mr. Wadhwa is qualified to serve as a member of our Board of Directors because of his excellent operations and management skills.

Robert Kelly, has been a member of our Board of Directors since September 2015 and has been a director of AZI since December 2014. From October 2011 to August 2014, he served as the chief financial officer of SolarCity Corporation in San Mateo, California. From August 2009 to October 2011, he served as chief financial officer of Calera Corporation, a clean technology company. Prior to that, he served as an independent consultant providing financial advice to retail energy providers and power developers and also served in various senior leadership roles at Westinghouse Credit Corporation, Lloyds Bank and The Bank of Nova Scotia. Mr. Kelly served as chief financial officer and executive vice president of Calpine Corporation, an independent power producer, from March 2002 to November 2005, as president of Calpine Finance Company from March 2001 to November 2005 and held various financial management roles with Calpine from 1991 to 2001. Mr. Kelly is also a former member of the Board of Directors of Solar Mosaic Inc., a U.S. residential solar lending platform, and Solix Algrediants, Inc. a specialty algae products company for the nutrition and personal care markets, and is an Operating Partner of Ember Infrastructure Partners, a private equity firm investing in energy infrastructure assets and businesses with a focus on low carbon. He holds a Bachelor’s degree in Commerce from Memorial University of Newfoundland and an MBA from Dalhousie University, Canada.

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

Barney S. Rush has been a member of our Board of Directors since January 2016. He has served on the board of ISO—New England, the electric grid and wholesale market operator for six U.S. states, since October 2013. Since November 2015, he has also been the Senior Representative of Fieldstone Africa, an investment bank raising capital for power projects in Africa. From July 2010 to December 2013, he served as an Operating Partner at Denham Capital Management, L.P., and from July 2003 to November 2009, he served as the CEO of H2Gen Innovations, Inc., a venture capital backed start-up which developed and manufactured skid-mounted hydrogen generators. In addition, Mr. Rush was Group CEO of Mirant Europe and Chairman of the Supervisory Board of Bewag, the electric utility serving Berlin, Germany, from August 1999 to May 2002. Mr. Rush holds a Bachelor’s degree in Social Studies from Harvard College and a Master’s degree in Public Affairs from Woodrow Wilson School of Princeton University.

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

Cyril Cabanes, has been a member of our board of directors since December 2016. He is currently the Vice-President, Head of Infrastructure Transactions, Asia-Pacific at Caisse de dépôt et placement du Québec (CDPQ).

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

Rajendra Prasad Singh was appointed to our Board of Directors in October 2017. Dr. R.P. Singh was the former Chairman and Managing Director of Power Grid Corporation, a Government of India Enterprise and India’s largest electric transmission utility. He is known for his contributions in the Indian Power Sector particularly the establishment of the national power transmission grid and modern load dispatch centers. He was responsible for restoration and normalization during various natural calamity emergencies in India. He is the recipient of many national and international awards including from the World Bank, Electric Power Research Institute (EPRI, USA), and the SCOPE Excellence Award. Dr. Singh is also a member of the board of directors of other reputed companies in India. He is a respected author and has published two books. He holds a Post-Graduation degree in Mechanical Engineering from Banaras Hindu University (BHU). In recognition of his contributions, he was conferred with the Degree of Doctor of Science (Honoris Causa) by BHU in 2007.

We believe Mr. Singh is qualified to serve as a member of our Board of Directors because of his extensive experience with the Indian power sector.

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

Muhammad Khalid Peyrye was appointed to our Board of Directors in January 2015 and is one of our resident directors in Mauritius. Mr. Peyrye is an executive of AAA Global Services Ltd., having joined the organization in 2007. Prior to joining AAA Global Services Ltd., Mr. Peyrye worked for several years with a leading financial services company and accountancy firm. Mr. Peyrye received his Bachelor’s degree in Law and Management from the University of Mauritius and is a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom. He has been involved extensively on company formations, company administration, corporate secretarial services, cross-border investment activities and corporate organizational transactions such as mergers and acquisitions and winding-up of companies. In addition to serving as director on the board of several companies in Mauritius,

Mr. Peyrye has, in his career, been involved as money laundering reporting officer and compliance officer of various companies involved in the financial services sector.

We believe Mr. Peyrye is qualified to serve as a member of our Board of Directors because of his extensive experience with companies having public accountability and because he is a resident of Mauritius, and two of the members of our Board of Directors are required to be residents of Mauritius under the terms of our Constitution.

Executive Officers

Preet Sandhu is an Executive Vice President and heads the Infra business unit of the Company, which covers engineering, procurement, supply chain management, R&D, quality and safety, health and environment. He has over 20 years of experience in civil construction and project development in regulated sectors in India with expertise in transportation, energy and land development. Mr. Sandhu manages engineering and construction for projects.

Sushil Bhagat is the Chief Financial Officer of the Company. He has over 30 years of experience of working with corporate and investment banking, capital raising and mergers & acquisitions. Prior to joining the Company, Sushil served as the Chief Financial Officer for Hindustan Powerprojects Limited where he supervised 1,200 MWs of thermal and 400+MWs of solar power assets. Prior to that, he worked in various finance related leadership roles at Coastal Projects, Wachovia, Axis Bank and State Bank of India. Mr Bhagat is a Certified Associate of the Indian Institute of Bankers. He received an MBA from Faculty of Management Studies of Delhi University and is a Bachelor of Science from Delhi University.

Surendra Kumar Gupta is an Executive Vice President and heads the operations and Maintenance business of the Company. He has over 38 years of international and domestic experience covering strategic business planning, managing business operations and corporate finance. Prior to joining the Company, Mr. Gupta served as the group chief financial officer for Al-Suwaidi Holding Company Limited, a company involved in providing engineering, procurement, construction and maintenance services to Saudi Arabia’s predominant oil and gas industry, from 2007 to 2010. Mr. Gupta received his Bachelor’s degree in Commerce in 1972 from Delhi University. He is a chartered accountant and has been a member of the Institute of Chartered Accountants of India since January 1977.

Mohor Sen is the Chief Administration Officer and heads the Shared Services division of the Company, which covers human resources, marketing and communication, IT and corporate operations of the Company. Mr. Sen has over 40 years of experience working and consulting for corporations in areas including project management, human resources, organizational development and strategic communications. Prior to joining the Company, Mr. Sen provided consulting services to AZI from January 2013 to January 2014. Prior to that, from 2008 to 2013, he provided consulting services to other companies in India, including Reinforced Earth Company and Geopetro International Holding Inc. Mr. Sen received his Bachelor’s degree in Technology from the Indian Institute of Technology Delhi and a Masters of Science from the University of Manchester in the United Kingdom.

B. Compensation

Directors and Officers Compensation

For the fiscal year 2018, the aggregate compensation (including directors’ fees, but excluding grants of stock option to our directors and executive officers included in the list under the heading—“Item 6A and senior management” was INR 170.4 million (US$ 2.6 million). Our agreements with each of the members of senior management are listed under the heading “Employment Agreement”. Apart from the cash compensation, directors and officers were issued employee stock options, refer “Item 6—Directors, Senior Management and Employees—B. Compensation—Outstanding Options for Directors and Senior Management.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2018, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for executive officers was INR 8.6 million (US$ 0.1 million).

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount as required under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, of the base salary of an employee is contributed both by employer and employee in a fund with government/trust with company.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on his superannuation or on his retirement or on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability due to accident or disease. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary based on the last drawn salary for every completed year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed INR 2,000,000.

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

Equity-Based Compensation

The Company has during Fiscal Year 2017 adopted the amended Equity Incentive Plan “2016 Equity Incentive Plan (as amended in 2017)” with due approval of the shareholders of the Company obtained at the Annual General Meeting held on September 25, 2017. The Company has increased the pool size of the existing Stock Option pool by one million shares which takes the total pool size to 2,023,744 shares.

Our 2016 Equity Incentive Plan (as amended in 2017) is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees and directors.

The objective of the plan is (i) to provide means to enable us to attract and retain high quality human resources in our employment; (ii) to make the compensations and rewards competitive in the market; and (iii) to achieve sustained growth and create shareholder value by aligning the interests of the employees with our long term interests.

Pursuant to the U.S. securities laws and regulations, we have filed Form S-8 for registration of equity shares issuable upon exercise of ESOP grants under our 2016 Equity Incentive Plan (as amended in 2017) with the SEC.

As of March 31, 2018, we had 2,023,744 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans, 2016 Equity Incentive Plan and 2016 Equity Incentive Plan (as amended in 2017).

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan (as amended in 2017)

Administration

We have appointed Computershare Trust Company, N.A. as plan administrator for the administration of options, including the ESOPs.

Number of Shares Authorized for Grant

Under the terms of the 2016 Equity Incentive Plan (as amended in 2017), which may be amended from time to time, the sum of all grants made under the equity incentive plan shall not exceed 10% of our total issued and subscribed equity capital.

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

Amendment or Termination

Our Board of Directors may in its absolute discretion amend, alter or terminate the 2016 Equity Incentive Plan (as amended in 2017) from time to time, provided that no amendment, alteration or termination in any grant would impair or prejudice the rights of the employee without the consent of the employee, and provided further that the Board of Directors may not, without the approval of the shareholders, amend the 2016 Equity Incentive Plan (as amended in 2017) (1) to increase the aggregate number of shares which may be issued pursuant to the provisions of the equity incentive plan on exercise, surrender of options or upon grants; (2) to change the option exercise price; or (3) to extend the maximum period during which the grants may be made under the plan.

Outstanding Options for Directors and Senior Management

Outstanding options under our ESOP plans as of March 31, 2018 are as follows:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration
Inderpreet Singh Wadhwa	46,166	0.01	July, 20, 2025
	78,344	14.42	July, 20, 2025
	141,511	13.25	July, 20, 2025
Harkanwal Singh Wadhwa	3,680	0.01	July, 20, 2025
	40,000	4.73	July, 20, 2025
	16,917	15.71	July, 20, 2025
	33,885	13.25	July, 20, 2025
Robert D. Kelly	53,650	9.35	July, 20, 2025
Arno Harris	180,292	13.71	July, 20, 2025
Preet Sandhu	52,976	0.01	July, 20, 2025
	10,368	1.76	July, 20, 2025
	39,200	2.71	July, 20, 2025
	14,355	15.71	July, 20, 2025
	28,715	13.25	July, 20, 2025
Sushil Bhagat	25,134	15.41	July, 20, 2025
Surendra Kumar Gupta	9,024	0.01	July, 20, 2025
	9,600	2.71	July, 20, 2025
	19,200	4.73	July, 20, 2025
	12,681	15.71	July, 20, 2025
	18,959	13.25	July, 20, 2025
Mohor Sen	960	0.01	July, 20, 2025
	9,283	15.71	July, 20, 2025
	16,063	13.25	July, 20, 2025
Other employees	197,274	7.15	July, 20, 2025
Total	1,058,237

Indemnification Agreements

We have obtained Directors’ and Officers’ liability Insurance to indemnify the Directors and executive officers against certain liabilities and expenses arising from their being a director or officers.

C. Board Practices

Board of Directors

We are managed and controlled by our Board of Directors. Our Board of Directors consists of ten directors. Our Board of Directors has a majority of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our Board of Directors be independent; do not require us as a GBC1 to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. In June 2017, the board of the Company established a nominating and corporate governance committee, which will review the corporate governance practices of the Company.

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

Audit Committee

The audit committee consists of Mr. Robert Kelly, Mr. Sanjeev Aggarwal and Mr. Arno Harris. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Our Board of Directors also has determined that Mr. Kelly qualifies as an audit committee financial expert within the meaning of the SEC rules and has been appointed as the Chair of the Committee. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee consisted of Mr. Sanjeev Aggarwal Mr. Barney Rush and Mr. Arno Harris, and Mr. Barney Rush is the Chairman of the Committee. Mr. Sanjeev Aggarwal, resigned from the Compensation Committee during May 2018. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange Listed Company Manual. Our compensation committee assists our Board of Directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.

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

Nominating and Corporate Governance Committee

We established a Nominating and Corporate Governance Committee in June 2017. The Nominating and Corporate Governance Committee consists of Mr. Barney Rush, Mr. Sanjeev Aggarwal, Mr. Cyril Cabanes, and Mr. Rajendra Prasad Singh. Mr. Robert Kelly resigned from the committee and Mr. R.P. Singh was appointed to the committee with effect from January 29, 2018. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Rush is the Chairman of the Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee is to assist the Board by fulfilling the following responsibilities:

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

D. Employees

As of March 31, 2018, we had 539 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2018:

Number of Employees
Infrastructure	170
Utilities	77
Finance and Operations	256
Shared services	36

Total	539

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2018 by each of our directors and all our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as on March 31, 2018. Equity Shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2018 are based on 25,996,932 equity shares outstanding as of this date:

Name	Number shares beneficially owned	(%)
Directors and Officers:
Inderpreet Singh Wadhwa (1)	1,694,118	6.52%
Harkanwal Singh Wadhwa	43,680	0.17%
Preet Sandhu	102,544	0.39%
Sushil Bhagat	—	—
Surendra Kumar Gupta	37,824	0.15%
Mohor Sen	960	0.00%
Robert Kelly	40,238	0.15%
Sanjeev Aggarwal (2)	—	—
Barney S. Rush (3)	—	—
Arno Harris (4)	90,146	0.35%
Cyril Cabanes	—	—
Rajendra Prasad Singh	—	—
Eric Ng Yim On (5)	—	—
Muhammad Khalid Peyrye (6)	—	—
All Directors and Officers as a Group	2,123,625	8.17%
5% or Greater Shareholders:
IW Green LLC (7)	1,647,952	6.34%
Helion Venture Partners II, LLC (8)	3,426,172	13.18%
Foundation Capital VI, LP (9)	3,059,019	11.77%
IFC GIF Investment Company I (10)	5,189,452	19.96%
International Finance Corporation (11)	2,665,251	10.25%
CDPQ Infrastructures Asia Pte Ltd. (12)	5,443,567	20.94%

(1)	Includes the equity shares held by IW Green LLC. Mr. Inderpreet Wadhwa is the beneficial owner of all equity interests of IW Green LLC.
(2)	Does not include any equity shares of Mr. Aggarwal, a managing director of Helion Venture Partners, who may be deemed to beneficially own through interests held by funds managed by Helion Venture Partners. Mr. Aggarwal’s business address is Helion Advisors Private Limited, Tower B, 10th Floor, Vatika Towers, Sector 54, Gurgaon, 122 002, India.
(3)	Mr. Rush’s business address is 6917 Maple Avenue, Chevy Chase, Maryland 20815.
(4)	Mr. Harris’ business address is 135 Main Street, Suite 1320, San Francisco, California 94105.
(5)	Mr. Ng’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.
(6)	Mr. Peyrye’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.
(7)	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa. IW Green LLC was known as IW Green Inc. prior to its conversion to IW Green LLC in October 2015.
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
(9)	Foundation Capital Management Co. VI, LLC is the general partner of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. The managing members of Foundation Capital Management Co. VI, LLC are Mr. Paul Koontz, Mr. Michael Schuh, Mr. Paul Holland, Mr. William Elmore, Mr. Steve Vassallo, Mr. Charles Moldow and Mr. Warren Weiss. Each of the managing members of Foundation Capital Management Co. VI, LLC disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The address of Foundation Capital Management Co. VI, LLC is 550 High Street, 3rd Floor, Palo Alto, CA 94301.
(10)	IFC Global Infrastructure Fund, LP is the beneficial owner of all equity interests of IFC GIF Investment Company I, while IFC Global Infrastructure (GP) LLC and IFC Global Infrastructure (Alternate GP) LLP control the management and operations of with IFC Global Infrastructure Fund, LP. The principal address of IFC GIF Investment Company I is c/o Cim Fund Services Ltd., 33 Edith Cavell Street, Port Louis, Mauritius.
(11)	International Finance Corporation is an international organization established by Articles of Agreements among its member countries. Its principal address is 2121, Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.
(12)	CDPQ Infrastructures Asia Pte Ltd., a company organized and existing under the laws of Singapore, is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. The principal address of the Caisse de dépôt et placement du Québec is 1000, Place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Lease Agreement

On November 28, 2011, AZI entered into a lease agreement, which became effective from December 1, 2011, for our registered office building and a lease arrangement for a guest house, which became effective February 1, 2016 with family members of Mr. Inderpreet Singh Wadhwa. Each transaction was conducted in the normal course of operations, transacted at the market rate and was approved by a majority of the Board of Directors independently. During the year, AZI terminated the lease agreement for our registered office and the security deposit was returned back to AZI. For the fiscal years ended March 31, 2015, 2016 and 2017, the Company incurred rent expense on office facilities and guest house facilities totaling INR 15.0 million, INR 19.4 million and INR 15.4 million (US$ 0.2 million), respectively, where the lessors are relatives of the Company’s chief executive officer and another director of AZI. As of March 31, 2017, and 2018, the Company had security deposits with these lessors totaling INR 8.6 million and INR 2.2 million (US$ 0.1 million) respectively.

Private Placements

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

In addition, on July 22, 2015, we had entered into a separate shareholders agreement, or the APGL Shareholders Agreement, among us, IFC, Helion Venture Partners II, LLC, Helion Venture Partners India II, LLC, FC VI India Venture (Mauritius) Ltd., DEG, PROPARCO, IFC GIF Investment Company I, or GIF, and IW Green Inc. (which has since been converted to IW Green LLC) and our founders, Mr. Inderpreet Wadhwa and Mr. Harkanwal Wadhwa. The APGL Shareholders Agreement provides for certain preferential rights, including director nomination rights, rights of first offer, drag-along rights, rights of first refusal, co-sale rights, call options, information rights and consent rights on certain corporate matters. The APGL Shareholders Agreement was terminated upon the completion of our initial offering except for the following provisions: (A) a provision requiring, as long as IFC and GIF collectively own an aggregate of 5% of our equity share capital, shareholder approval by special resolution for (i) amendments to AZI and its subsidiaries’ articles of association or memorandum of association, except as such amendments may be required for certain financing matters, (ii) material sales or disposals of our assets or our incurrence of material liabilities, (iii) changes to our business or the business of our subsidiaries and (iv) amendments to our share option plan; (B) a provision requiring, as long as IFC and/or GIF hold any of our equity shares, shareholder approval by ordinary resolution to be obtained for equity issuances of more than 10% of our share capital; and (C) provisions requiring our continued compliance with certain standard policies of IFC and PROPARCO on, among other things, environmental, social and anti-corruption issues, as long as IFC or PROPARCO, respectively, hold any of our equity securities.

Personal Guarantees

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed a working capital facility provided by the Central Bank of India, for INR 1,980.0 million, in favor of the lender. However, as the limits are fully cash collateralized, there is no liability against these guarantees and we are in the process off releasing these guarantees.

In addition, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa had earlier provided personal guarantees in favor of the Central Bank of India for the repayment of loans of three of our project subsidiaries for payment of any interest and other monies payable to the lender. These loans have been fully paid and there are no outstanding loan balances. Thus, in respect of these SPVs, there are no personal guarantees in force.

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

A. Offer and Listing Details

The following table sets forth, for the periods indicated since our equity shares began trading on the New York Stock Exchange on October 12, 2016 through June 1, 2018, the high and low sale prices for our equity shares, as reported on the New York Stock Exchange under the symbol “AZRE.”

	High	Low
	(US$)
Annual (fiscal years ended March 31)
2017 (from October 12, 2016)	19.99	12.73
2018	22.00	12.53
2019 (through June 12, 2018)	15.56	13.33
Calendar Quarters
Fourth Quarter 2016 (from October 12, 2016)	18.72	12.73
First Quarter 2017	19.99	14.29
Second Quarter 2017	22.00	15.01
Third Quarter 2017	17.75	14.20
Fourth Quarter 2017	16.00	12.53
First Quarter 2018	18.10	13.07
Second Quarter 2018 (through June 12, 2018)	15.56	13.33
Monthly
December 2017	14.32	12.53
January 2018	18.10	14.26
February 2018	17.18	15.80
March 2018	16.50	13.07
April 2018	15.56	13.33
May 2018	15.50	14.22
June 2018 (through June 12, 2018)	15.25	15.12

B. Plan of Distribution

Not Applicable

C. Markets

Our equity shares are listed on the New York Stock Exchange under the symbol “AZRE”.

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

Prospective investors are urged to consult their own tax advisers in order to fully understand the tax consequences of an investment in the equity shares.

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

Interest Rate Risk

As of March 31, 2018, our long-term debt was at both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

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

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant increase or decrease in interest cost for the Company, for the fiscal year ended March 31, 2018.

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

Foreign Currency Risk

The functional currency of Indian subsidiaries is Indian rupees, where we have long term debts denominated in U.S. dollars and Indian rupees. The U.S. dollar denominated loans and the proceeds of the debts denominated in other than the reporting currency, i.e., proceeds from the Solar Green Bonds. We have hedged against the exchange rate risk on the Solar Green Bonds. These fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans.

We also have three international subsidiaries, with functional currency is U.S. dollar and consequently, we are exposed to foreign exchange risk on routine transactions entered locally by these subsidiaries. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Depreciation of the Indian rupee against the U.S. dollar may result in translation loss in the Consolidated financial statements.

We have hedged against the exchange rate risk on our Solar Green Bonds so as to minimize the effect of any adverse movement in the exchange rates. Further, we have partially hedged against debts denominated in U.S. dollars in Indian subsidiaries, in order to minimize the adverse impact of a large currency movement. These hedges are for a period of up to 4.5 years. We have taken foreign currency loans for our Rajasthan 1, Rajasthan 2 and Oberoi Rooftop projects.

Cash flow hedges with notional amounts of US$ nil million and US$ 499.6 million were outstanding as at March 31, 2017 and 2018, respectively, with maturity periods from 2 months to 4.6 years. The fair value of these cash flow hedges as of March 31, 2017 and 2018 was US$ nil million and US$ 5.1 million liability, respectively and is included in accumulated other comprehensive loss on our consolidated balance sheets. The changes in the fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

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

Material modifications to the rights of the security holders

There have been no material modifications to the rights of securities holders or the use of proceeds

Use of proceeds

On October 17, 2016, we completed our initial public offering and a concurrent private placement of our equity shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-208584), which became effective on October 11, 2016. Barclays Capital Inc., Credit Suisse Securities (USA) LLC, and Roth Capital Partners, LLC acted as managing underwriters for the issue. An aggregate of 2,242,424 shares were sold by us in the offering along with 1,166,667 shares sold by the selling shareholders at a price of US$18.00 per share. We offered 4,166,667 shares to CDPQ Infrastructures Asia Pte Ltd., a wholly owned subsidiary of Caisse de dépôt et placement du Québec on a concurrent private placement at the same price. The initial offering by the Company and the private placement resulted in aggregate gross proceeds before expense of US$115.4 million and incurred an underwriters commission and other expenses of US$14.4 million. We have used US$100.0 million of the net proceeds to purchase equity shares of our subsidiary AZI as outlined in the registration statement and prospectus.

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

Based on the foregoing, our group Chief Executive Officer and our group Chief Financial and Operating Officer have concluded that, as of March 31, 2018, our disclosure controls and procedures were effective.

B. Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission Internal Control—Integrated Framework (2013), or the COSO framework, to evaluate the effectiveness of internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal control over financial reporting, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal control over financial reporting are not omitted and is relevant to an evaluation of internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2018 and has concluded that such internal control over financial reporting is effective.

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

On May 2, 2016, we adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the “Investor Relations” page of our corporate website www.azurepower.com or at http://investors.azurepower.com/~/media/Files/A/Azure-Power-IR/governance-documents/code-of-business-conduct-and-ethics-2-may-2016.pdf .

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young has served as our independent registered public accountant for each of the years ended March 31, 2018 and March 31, 2017 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young and the various member firms of Ernst and Young to us, including some of our subsidiaries, in fiscal years 2018 and 2017.

	2017	2018	2018
Particulars	(INR)	(INR)	(US$)
Audit fees (audit and review of financial statements and offerings)	41,800,000	58,540,000	899,094
All other fees (tax advisory services)	1,498,000	1,400,000	21,502

Total	43,298,000	59,940,000	920,596

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our equity shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange Listed Company Manual:

•	Under the New York Stock Exchange Listed Company Manual, the board of directors of U.S. domestic listed companies are required to have a majority of independent directors. We are not subject to this requirement under the Mauritius law and have decided to follow home country practice on this matter. However, our board of directors currently has a majority of independent directors.

•	The New York Stock Exchange Listed Company Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Mauritius law and have decided to follow our home country practice on this matter

ITEM	16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2017 and 2018.

•	Consolidated Statements of Operations for the years ended March 31, 2016, 2017 and 2018.

•	Consolidated Statements of Comprehensive loss for the years ended March 31, 2016, 2017 and 2018.

•	Consolidated Statements of Preferred Shares and Shareholders deficit for the years ended March 31, 2016, 2017 and 2018.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2016 2017 and 2018

•	Notes to Consolidated Financial Statements.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1†	The Constitution of Azure Power Global Limited, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-208584) filed with the Securities and Exchange Commission on March 31, 2016)

2.1†	Form of Equity Share Certificate of Azure Power Global Limited (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.1#†	2016 Equity Incentive Plan (as amended in 2017) (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.2†	Shareholders Agreement, dated July 22, 2015, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.3†	Shareholders Agreement, dated July 22, 2015, by and among Azure Power Global Limited, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on March 1, 2016)

4.4†	Amendment to the Shareholders Agreement, dated March 30, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

Exhibit Number	Description

4.5†	Second Amendment to the Shareholders Agreement, dated September 5, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.6†	Sponsor Lock-in Agreement, dated July 22, 2015, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.7†	Amendment to the Sponsor Lock-in Agreement, dated April 16, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.8†	Second Amendment to the Sponsor Lock-in Agreement, dated September 5, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.9†	Form of Registration Rights Agreement by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.10#†	Employment Agreement, dated November 7, 2008, by and between AZI and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.11#†	Employment Agreement, dated May 5, 2011, by and between AZI and Surendra Kumar Gupta (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.12#†	Employment Agreement, dated November 1, 2009, by and between AZI and Preet Sandhu (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.13#†	Employment Agreement, dated August 31, 2011, by and between AZI and Glen Minyard (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.14#†	Employment Agreement, dated February 1, 2014, by and between AZI and Mohor Sen (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.15†	Indenture of Lease, dated October 15, 2013, by and between AZI and Sunbir Singh Wadhwa and Kulwinder Wadhwa (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.16†	Form of Indemnification Agreement by and between Azure Power Global Limited and each of the Officers and Directors of Azure Power Global Limited (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 15, 2016)

Exhibit Number	Description

4.17†	Subscription Agreement, dated June 24, 2015, by and among AZI, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa and International Finance Corporation (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.18†	Subscription Agreement, dated June 24, 2015, by and among Azure Power Global Limited, Inderpreet Singh Wadhwa, Harkanwal Singh Wadhwa, IW Green Inc. (which has since been converted to IW Green LLC) and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.19†	CCPS Subscription Agreement, dated July 22, 2015, by and among Azure Power Global Limited, Sponsors and Société de Promotion et de Participation pour la Coopération Économique S.A. (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.20†	Letter Agreement, dated July 27, 2015, by and among Azure Power Global Limited, International Finance Corporation, AZI, IW Green Inc. (which has since been converted to IW Green LLC), Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.21†	Third Amendment to the Shareholders Agreement, dated September 28, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.22†	CCPS Subscription Agreement, dated September 19, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.23†	Amendment to CCPS Subscription Agreement, dated September 28, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.24†	Share Purchase Agreement, dated September 30, 2016, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd. (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.25†	Amended and Restated Shareholders Agreement, dated March 28, 2017, by and among Azure Power Global Limited, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2017)

4.26*	Indenture among Azure Power Energy Ltd, Azure Power Global Limited and Citicorp International Limited dated August 3, 2017

4.27†#	2016 Equity Incentive Plan (as amended in 2017) (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8 (file No. 333-222331) filed with the Securities and Exchange Commission on December 28, 2017)

Exhibit Number	Description

8.1*	List of Subsidiaries of Azure Power Global Limited

11.1†	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
†	Previously filed
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Azure Power Global Limited

By:	/s/ Inderpreet Singh Wadhwa
Name:	Inderpreet Singh Wadhwa
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 15, 2018

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Azure Power Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Azure Power Global Limited (the “Company”) as of March 31, 2018 and 2017, the related statements of operations, comprehensive loss, shareholders‘ equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Associates LLP

We have served as auditor of the Company or its predecessor since 2009

Gurugram, India

June 15, 2018

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (USD)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	5,460,670	8,346,526	128,191
Investments in available for sale securities	3,296,797	1,383,573	21,250
Restricted cash	3,629,037	2,406,569	36,962
Accounts receivable, net	1,138,605	2,223,455	34,149
Prepaid expenses and other current assets*	495,937	1,114,482	17,117

Total current assets	14,021,046	15,474,605	237,669

Restricted cash	1,383,414	329,926	5,067
Property, plant and equipment, net	40,942,608	56,580,700	869,002
Software, net	15,272	39,802	611
Deferred income taxes	196,773	1,052,393	16,163
Other assets#	928,221	499,653	7,674
Investments in held to maturity securities	6,631	7,041	108

Total assets	57,493,965	73,984,120	1,136,294

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,460,240	835,000	12,824
Accounts payable	3,618,251	1,521,854	23,374
Current portion of long-term debt	1,554,806	873,883	13,422
Income taxes payable	232,420	5,878	90
Interest payable	189,309	1,220,463	18,745
Deferred revenue	79,937	79,192	1,216
Other liabilities	484,477	611,598	9,393

Total current liabilities	8,619,440	5,147,868	79,064

Non-current liabilities:
Long-term debt	31,142,762	52,234,940	802,257
Deferred revenue	1,383,691	1,563,732	24,017
Deferred income taxes	1,078,255	892,138	13,702
Asset retirement obligations	242,980	356,649	5,478
Other liabilities	109,151	513,344	7,883

Total liabilities	42,576,279	60,708,671	932,401

Redeemable non-controlling interest	390,827	—	—
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 25,915,956 and 25,996,932 shares issued and outstanding as of March 31, 2017 and 2018 respectively	1,073	1,076	17
Additional paid-in capital	18,904,151	19,004,604	291,885
Accumulated deficit	(5,723,420)	(6,593,471)	(101,267)
Accumulated other comprehensive income	40,326	(294,672)	(4,526)

Total APGL shareholders’ equity	13,222,130	12,117,537	186,109

Non-controlling interest	1,304,729	1,157,912	17,784

Total shareholders’ equity	14,526,859	13,275,449	203,893

Total liabilities and shareholders’ equity	57,493,965	73,984,120	1,136,294

*	Includes Security deposit of INR 6,407 (US$ 99) to related parties as of March 31, 2017, also see Note 18.
#	Includes Security deposit of INR 2,160 and INR 2,160 (US$ 33) to related parties as of 31 March, 2017 and March 31, 2018, respectively, also see Note 18.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in thousands, except share and per share data)

	March 31,
	2016	2017	2018	2018
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Operating revenues:
Sale of power	2,626,148	4,182,985	7,700,600	118,271

Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	190,648	375,787	691,947	10,627
General and administrative	672,841	797,161	1,187,379	18,237
Depreciation and amortization	687,781	1,046,565	1,882,451	28,912

Total operating cost and expenses	1,551,270	2,219,513	3,761,777	57,776

Operating income	1,074,878	1,963,472	3,938,823	60,495
Other expense:
Interest expense, net	2,058,836	2,371,836	5,168,218	79,377
(Gain)/Loss on foreign currency exchange, net	343,137	(109,128)	45,716	702

Total other expenses	2,401,973	2,262,708	5,213,934	80,079

Loss before income tax	(1,327,095)	(299,236)	(1,275,111)	(19,584)

Income tax (expense)/ benefit	(327,745)	(892,333)	252,882	3,884

Net loss	(1,654,840)	(1,191,569)	(1,022,229)	(15,700)

Less: Net loss attributable to non-controlling interest	(4,651)	(18,924)	(201,547)	(3,094)

Net loss attributable to APGL	(1,650,189)	(1,172,645)	(820,682)	(12,606)

Accretion to Mezzanine CCPS	(1,347,923)	(235,853)	—	—
Accretion to redeemable non-controlling interest	(29,825)	(44,073)	(6,397)	(98)

Net loss attributable to APGL equity shareholders	(3,027,937)	(1,452,571)	(827,079)	(12,704)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(1,722)	(111)	(32)	(0.49)

Shares used in computing basic and diluted per share amounts
Equity shares	1,758,080	13,040,618	25,974,111

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in thousands)

	March 31,
	2016 (INR)	2017 (INR)	2018 (INR)	2018 (US$)
				(Note 2d)
Net loss attributable to APGL equity shareholders	(3,027,937)	(1,452,571)	(827,079)	(12,704)
Add: non-controlling interest	(4,651)	(18,924)	(201,547)	(3,094)
Other comprehensive loss/(gain), net of tax
Foreign currency translation	(5,615)	10,228	546,198	8,389
Cash flow hedge (Net of tax for March 31, 2017 and 2018, INR Nil and INR 36,579)	—	—	(210,316)	(3,230)
Unrealized gain on available for sale securities (Net of tax for March 31, 2017 and 2018, INR 10,028 and INR 11,940)	—	(21,746)	(884)	(14)

Total other comprehensive loss	(5,615)	(11,518)	334,997	5,145

Less: Total other comprehensive loss attributable to non-controlling interest	—	—	—	—

Total comprehensive loss	(3,038,203)	(1,483,013)	(693,629)	(10,653)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Preferred Shares and Shareholders’ Equity/(Deficit)

(INR and US$ amounts in thousands)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
Balance as of March 31, 2015	4,689,942	68	(1,642,112)	23,192	(2,828,302)	(4,447,154)	4,575	(4,442,579)
Issuance of Series H CCPS	3,695,407	—	—	—	—	—	—	—
Accretion of CCPS	1,347,923	—	(1,347,923)	—	—	(1,347,923)	—	(1,347,923)
Net loss	—	—	—	—	(1,650,189)	(1,650,189)	(4,651)	(1,654,840)
Other comprehensive loss	—	—	—	5,615	—	5,615	—	5,615
Adjustment to share capital and reserves of predecessor on transfer of net assets via a common control transaction	—	—	(20,205)	—	—	(20,205)	—	(20,205)
Accretion of redeemable non-controlling interest	—	—	—	—	(29,825)	(29,825)	—	(29,825)
Share based compensation	—	—	51,732	—	—	51,732	—	51,732
Proceeds from issuance of equity shares	—	—	342	—	160	502	(254)	248

Balance as of March 31, 2016	9,733,272	68	(2,958,166)	28,807	(4,508,156)	(7,437,447)	(330)	(7,437,777)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
Balance as of March 31, 2016	9,733,272	68	(2,958,166)	28,807	(4,508,156)	(7,437,447)	(330)	(7,437,777)
Issuance of Series I CCPS	1,658,166	—	—	—	—	—	—	—
Accretion of CCPS	235,852	—	(235,852)	—	—	(235,852)	—	(235,852)
Net loss	—	—	—	—	(1,172,645)	(1,172,645)	(18,924)	(1,191,569)
Other comprehensive loss	—	—	—	11,519	—	11,519	—	11,519
Conversion of CCD and CCPS	(11,627,290)	738	15,357,492	—	—	15,358,230	—	15,358,230
Sale of stake in subsidiary	—	—	12,527	—	1,454	13,981	1,323,983	1,337,964
Accretion of redeemable non-controlling interest	—	—	—	—	(44,073)	(44,073)	—	(44,073)
Share based compensation	—	—	13,774	—	—	13,774	—	13,774
Proceeds from issuance of equity shares	—	267	6,714,376	—	—	6,714,643	—	6,714,643

Balance as of March 31, 2017	—	1,073	18,904,151	40,326	(5,723,420)	13,222,130	1,304,729	14,526,859

	Preferred Shares	Equity shares	Additional paid in capital	Accumulated Other comprehensive Income	Accumulated deficit	Total APGL shareholders’ Deficit	Non- controlling interests	Total shareholders’ Deficit
Balance as of March 31, 2017	—	1,073	18,904,151	40,326	(5,723,420)	13,222,130	1,304,729	14,526,859
Proceeds from issuance of equity shares	—	3	20,220	—	—	20,223	—	20,223
Sale of stake in subsidiary	—	—	—	—	(234)	(234)	64,844	64,610
Accretion on non controlling interest	—	—	—	—	(6,397)	(6,397)	—	(6,397)
Transition impact of ASU 2016-16, taxes on inter Company transactions (ref, note 11)	—	—	—	—	20,086	20,086	—	20,086
Net loss	—	—	—	—	(820,682)	(820,682)	(201,547)	(1,022,229)
Investment in subsidiary	—	—	55,173	—	(62,824)	(7,651)	(10,113)	(17,765)
Other comprehensive loss	—	—	—	(334,998)	—	(334,998)	—	(334,998)
Share based compensation	—	—	25,060	—	—	25,060	—	25,060

Balance as of March 31, 2018	—	1,076	19,004,604	(294,672)	(6,593,471)	12,117,537	1,157,912	13,275,449

Balance as of March 31, 2018 (US$) (Note 2(d))	—	17	291,885	(4,526)	(101,267)	186,109	17,784	203,893

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in thousands)

	Year ended March 31,
	2016	2017	2018	2018
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net loss	(1,654,840)	(1,191,569)	(1,022,229)	(15,700)
Adjustments to reconcile net loss to net cash provided from/(used in) operating activities:
Income taxes including deferred taxes	299,078	383,250	(655,229)	(10,063)
Depreciation and amortization	687,781	1,046,565	1,882,451	28,912
Change in fair value of CCD’s and Series E and G CCPS	671,826	164,200	—	—
Amortization of hedging cost	—	—	575,225	8,835
Loss on disposal of property plant and equipment	6,183	4,340	8,955	138
Share based compensation	51,732	13,774	25,060	385
Amortization of debt financing costs	52,762	114,085	747,520	11,481
Realized gain on investments	(45,375)	(72,179)	(167,520)	(2,573)
Deferred rent	19,914	59,500	56,787	872
Allowance for doubtful accounts	34,478	—	84,081	1,291
Debt prepayment charges	—	—	676,043	10,383
Foreign exchange (gain)/loss, net	343,137	(109,128)	45,716	702

Changes in operating assets and liabilities
Accounts receivable	(353,277)	(581,850)	(1,168,931)	(17,953)
Prepaid expenses and other current assets	(119,213)	(122,871)	(641,559)	(9,853)
Other assets	(325,400)	(344,562)	141,421	2,172
Accounts payable	126,754	18,902	124,265	1,909
Interest payable	70,243	63,187	1,031,154	15,837
Deferred revenue	952,641	193,285	179,296	2,754
Other liabilities	(84,556)	333,881	(83,382)	(1,281)

Net cash flows provided from/ (used) in operating activities	733,868	(27,190)	1,839,125	28,246

Cash flow used in investing activities
Purchase of property plant and equipment	(9,096,996)	(15,421,498)	(19,629,436)	(301,481)
Purchase of software	(7,020)	(11,151)	(36,214)	(556)
Purchase of available for sale securities	(5,025,639)	(12,937,425)	(10,484,300)	(161,024)
Purchase of held to maturity securities	(6,859)	—	—	—
Sale of available for sale securities	5,071,014	9,744,735	12,499,038	191,968
Investment in subsidiary	(20,148)	—	(397,211)	(6,101)
Proceeds from sale of non-controlling interest in subsidiary	316,929	—	—	—
Net increase in restricted cash	(390,327)	(3,318,923)	2,275,956	34,956

Net cash flows used in investing activities	(9,159,046)	(21,944,262)	(15,772,167)	(242,239)

Cash from financing activities
Proceeds from issuance of Green Bonds	—	—	31,260,069	480,112
Proceeds from term and other loan	8,727,875	20,993,944	10,683,246	164,080
Proceeds from issuance of NCDs	—	—	1,864,584	28,637
Repayments of term and other loan	(3,490,810)	(6,373,210)	(26,396,790)	(405,418)
Debt prepayment charges	—	—	(676,043)	(10,383)
Proceeds from issuance of Series H CCPS	3,695,407	—	—	—
Proceeds from issuance of equity shares	248	—	16,405	252
Proceeds from issuance of equity shares in IPO	—	7,657,467	—	—
IPO cost incurred	(9,007)	(942,824)	—	—
Proceeds from issuance of equity shares of subsidiary	—	1,337,964	64,610	992
Proceeds from Series I	—	1,658,166	—	—
Proceeds from issuance of Series G CCPS	541,946	—	—	—

Net cash flows from financing activities	9,465,659	24,331,507	16,816,081	258,272

Effect of exchange rate changes on cash and cash equivalents	5,615	10,229	2,816	43
Net increase in cash and cash equivalents	1,046,096	2,370,284	2,885,856	44,323
Cash and cash equivalents at the beginning of the year	2,044,290	3,090,386	5,460,670	83,868

Cash and cash equivalents at the end of the year	3,090,386	5,460,670	8,346,526	128,191

Supplemental disclosure of cash flow information
Cash paid during the year for interest	1,613,495	2,632,667	3,090,257	47,462
Cash paid during the year for income taxes	100,857	546,578	538,796	8,275
Non-cash conversion of CCPS and CCD’s	—	15,358,230	—	—

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for two U.S. subsidiaries and one subsidiary in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in Indian rupees (“INR”), unless otherwise stated. The consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation. Certain balances relating to prior years have been reclassified to conform to the current year presentation.

All share and per share amounts presented in the consolidated financial statements have been adjusted to reflect the 16-for-1 stock split of the Company’s equity shares that was effective on October 6, 2016.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, valuation of sharebased compensation, income taxes including related valuation allowance, energy kilowatts expected to be generated over the entire term of certain PPAs and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

(c) Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“INR”). The Company’s subsidiaries with operations in India use INR as the functional currency and the subsidiaries in the United States and Mauritius use US$ as functional currencies. The financial statements of APGL and its subsidiaries, other than subsidiaries with a functional currency of INR, are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss/ (gain) during the year in which they occur.

Revenue, expense and cash flow items are translated using the average exchange rates for the respective period. The resulting gains and losses from such translation are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss, which is a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s borrowings in other than functional currency is included in ‘(Gain)/loss on foreign currency exchange, net’ in the consolidated statements of operations.

(d) Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity/(deficit) and cash flows from INR into US$, as of and for the year ended March 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 65.11, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2018. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2018, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling INR 846,394 and INR 6,714,665 (US$ 103,128) at March 31, 2017 and 2018, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day’s notice.

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

(g) Investments

The Company determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

the periods presented in the accompanying consolidated financial statements are classified as available-for-sale (short-term investments), consisting of liquid mutual funds units and held-to-maturity investments (long-term investments), consisting of Notes of Bank of Mauritius.

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered as available-for-sale and held-to-maturity. Investments classified as available for sale are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive income or loss in the consolidated statement of shareholders’ equity. Realized gains and proceeds from the sale of available-for-sale securities during the year ended March 31, 2017 were INR 72,179 and INR 9,744,735 and during the year ended March 31, 2018 were INR 167,520 (US$ 2,573) and INR 12,499,038 (US$ 191,968), respectively.

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2017, and March 31, 2018, amortized cost of held-to-maturity investments was INR 6,631 and INR 7,041 (US$ 108), respectively. The maturity date of the investment is February 3, 2020.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on First In First Out (“FIFO”) method.

(h) Accounts receivable

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2017 and 2018 was INR 44,478 and INR 128,559 (US$ 1,974). Accounts receivable serve as collateral for borrowings under the working capital facility, described in Note 5.

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

The amount of interest capitalized during the years ended March 31, 2016, 2017 and 2018 was INR 219,166, INR 256,802 and INR 383,884 (US$ 5,896), respectively.

(k) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended March 31, 2017 and 2018.

(l) Leases and land use rights

Certain of the Company’s leases relate to leasehold land on which the solar power plants are constructed and for office facilities. Leases are reviewed for capital or operating classification at their inception under the guidance of ASC Topic 840 Leases . The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property.

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

The Company’s asset retirement obligations were INR 242,980 and INR 356,649 (US$ 5,478) as of March 31, 2017 and 2018, respectively. The accretion expense incurred during the years ended March 31, 2016, 2017 and 2018 was INR 6,109, INR 9,329 and INR 18,369 (US$ 282), respectively. There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of March 31, 2018.

	2017 (INR)	2018 (INR)	2018 (US$)
Beginning balance	94,301	242,980	3,732
Addition during the year	139,350	95,300	1,464
Liabilities settled during the year	—	—	—
Accretion expense during the year	9,329	18,369	282
Ending balance	242,980	356,649	5,478

(n) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software. As of March 31, 2018, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2018, all capitalized software was considered fully recoverable.

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

Amortization of debt financing costs for the year ended March 31, 2016, March 31, 2017 and 2018 was INR 52,762, INR 114,085 and INR 747,520 (US$ 11,481), respectively. The amortization of debt financing cost for March 31, 2018 included INR 614,468 (US$ 437) of carrying value written off for the debt refinanced during the year ended March 31, 2018.

The unamortized debt financing costs as on March 31, 2017 and 2018 was INR 909,131 and INR 827,539 (US$ 12,709). See Note 10.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(p) Income taxes

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

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through March 31, 2018, the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, to require the recognition of the income tax effects from an intra-entity transfer of an asset other than inventory. The ASU is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company early adopted the ASU beginning April 1, 2017 resulting in the recognition of deferred tax assets for the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary, outside of any tax holiday period. Refer note 11 for the impact of early adoption of this ASU.

(q) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 10,350, INR 15,734 and INR 26,201(US$ 402) for the years ended March 31, 2016, 2017 and 2018, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2018, this plan is unfunded.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 11,077 and INR 23,145 (US$ 355) as of March 31, 2017 and 2018, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2017 and 2018 were not significant.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

(r) Revenue recognition

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing.

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

For the years ended March 31, 2016, 2017 and 2018, the amount of revenue recognized under the PPA’s with scheduled price changes is INR 168,552, INR 161,760 and INR 156,220 (US$ 2,400), respectively.

Revenue from sale of power is recorded net of discounts. Through March 31, 2018, discounts have not been significant.

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

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(s) Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and lease costs.

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

(w) Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures , defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

(x) Derivatives and Hedging

In the normal course of business, the Company uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Company’s policy and are with counterparties that are highly rated financial institutions.

Derivative instruments are recorded on the consolidated balance sheets at fair value. In 2017, FASB issued ASU 2017-12, Targeted improvements to accounting for Hedging activities, to simplify the application of current hedge accounting guidance. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company early adopted the guidance and designated certain derivative contracts entered during the period as cash flow hedges. The early adoption had no impact on prior periods. The Company classifies the derivative contracts as cash flow hedge and undesignated contracts.

Contracts designated as Cash Flow Hedge

Cash flow hedge accounting is followed for derivative instruments to mitigate the exchange rate risk on foreign currency denominated debt instruments. Changes in fair value of derivative contracts designated as cash flow hedges are recorded in accumulated other comprehensive income/(loss), net of tax, until the hedge transactions occurs. The Company evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis. The ineffective portion of cash flow hedge is recorded in Other Comprehensive Income and charged as expense over the period of the contract. The cost of effective portion of cash flow hedges is expensed over the period of the contract.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in earnings along with the corresponding transaction gains and losses on the items being economically hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings. The Company has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the consolidated statements of operations. These derivatives are not held for speculative or trading purposes.

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

(z) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to (i) a 3.03% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company, (ii) a 48.37%

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

ownership interest in a subsidiary, a 150MW Punjab power plant, not held by the Company, (iii) a 49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company and (iv) a 0.01% ownership interest in Azure Power India Private Limited (“AZI”) not held by the Company.

As of March 31, 2018, the Company recorded a non-controlling interest amounting to INR 1,157,912 (US$ 17,784) including INR 201,547 (US$ 3,095) of net loss for the year ended March 31, 2018. As of March 31, 2017, the Company recorded a non-controlling interest amounting to INR 1,304,729 including INR 18,924 of net loss for the year. As of March 31, 2016, the Company recorded a non-controlling interest amounting to INR 330, including a loss of INR 4,651 for the year.

(aa) Redeemable non-controlling interest

At March 31, 2017, the Company did not own 29% of the 50MW Andhra Pradesh power plant and recorded this non-controlling interest as redeemable equity under ASC 480-10-S99-3A and classified it as “mezzanine” equity in the Company’s consolidated balance sheet. During the year ended March 31, 2018, the Company bought the equity interest held by the investor in the subsidiary for consideration of INR 397,312 (US$ 6,102). The Company has adjusted the carrying amount of the redeemable non-controlling interest to the redemption value on the date of transaction and upon completion of the transaction, the Company owns 100% of the power plant.

bb) Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which comprises of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 (April 1, 2018 for the Company). The Company has the option of adopting the new revenue standard using either one of two methods: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospectively with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09. The Company plans to adopt this ASU using the modified retrospective method with a cumulative adjustment to retained earnings as of April 1, 2018. The Company has completed its assessment of the accounting for this standard and continues to assess the expanded disclosure requirements that will apply after the standard’s adoption. Adoption of the standard will not have a material effect on our results of operations, cash flows or financial condition.

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For leases that were formerly classified as operating, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

of the lease is allocated over the lease term, on a generally straight-line basis with certain practical expedients per ASU 2018-01. The ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2018 (April 1, 2019 for the Company), including interim periods within those fiscal years using the modified retrospective method, with a cumulative adjustment to retained earnings as of April 1, 2019. The Company shall adopt the ASU starting April 1, 2019 and is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of credit losses on financial instruments. The ASU 2016-13 replaces the current incurred loss impairment methodology with a current expected credit losses model. The amendment applies to entities which hold financial assets and net investment in leases that are not accounted for at fair value through net income as well as loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. This ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019 (April 1, 2020 for the Company), with early adoption permitted. Adoption of this ASU 2016-13 is applied using a modified retrospective approach, with certain aspects requiring a prospective approach. The Company is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments are an improvement to U.S. GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company), and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

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

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations — Clarifying the Definition of a Business, which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods beginning after December 15, 2017 (April 1, 2018 for the Company). The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation, Scope of Modification Accounting, which requires entities to apply modification accounting guidance when there are changes in the terms or conditions of a share-based payment award unless all of the following conditions are met: (i) the fair value of the modified award is the same as the fair value of the original award immediately before modification, (ii) the vesting conditions of the modified award are the same as the original award immediately before modification, and (iii) the classification of the modified award is the same as the original award immediately before modification. This guidance is effective for interim and annual periods beginning after December 15, 2017 (April 1, 2018 for the Company), with early adoption permitted. The Company does not expect the adoption of this ASU to have any effect on its financial position or results of operations.

During March 2018, the FASB issued ASU No. 2018-05, Income Taxes — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, which clarifies that certain assessment of the income tax effects of The Tax Cuts and Jobs Act (“TCJA”), will be incomplete by the time the financial statements are issued and the entity must not adjust the current or deferred taxes for those tax effects of the act until a reasonable estimate can be determined. Further, the entity shall remeasure the deferred tax asset and liability and disclose the effects of the TCJA in the earliest reporting period reasonably possible. The Company does not have any significant operations in U.S. and TCJA does not have any significant impact on the consolidated financials.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Bank demand deposits	4,614,158	1,631,861	25,063
Term deposits	846,394	6,714,665	103,128
Cash on hand	118	—	—

Total	5,460,670	8,346,526	128,191

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Restricted cash consists of the following:
Bank demand deposits	3,629,037	2,406,569	36,962
Term deposits-Restricted Cash	1,383,414	329,926	5,067

	5,012,451	2,736,495	42,029
Restricted cash — current	3,629,037	2,406,569	36,962

Restricted cash — non-current balance	1,383,414	329,926	5,067

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The decrease in the restricted cash balance from March 31, 2017 to March 31, 2018 is on account of repayment of loans requiring margin money maintained with lenders using the proceeds from the Solar Green Bond.

5. Accounts receivable

Accounts receivable, net consists of the following:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Accounts receivable	1,183,083	2,352,014	36,124
Less: Allowance for doubtful accounts	(44,478)	(128,559)	(1,974)

Total	1,138,605	2,223,455	34,149

Activity for the allowance for doubtful accounts receivable is as follows:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Balance at the beginning of the year	44,478	44,478	683
Provision for doubtful accounts	—	84,081	1,291

Balance at the end of the year	44,478	128,559	1,974

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Prepaid income taxes	156,728	—	—
Derivative instruments	63,818	48,837	750
Interest receivable on term deposits	63,352	251,273	3,859
Other	212,039	814,372	12,508

Total	495,937	1,114,482	17,117

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

7. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

			As of March 31,
	Estimated Useful Life (in years)	March 31, 2017 (INR)	2018 (INR)	2018 (US$)
Plant and machinery (solar power plants)	25	35,664,766	47,978,808	736,888
Furniture and fixtures	5	6,043	8,648	133
Vehicles	5	13,177	46,815	719
Office equipment	5	15,926	18,789	289
Computers	3	29,827	51,238	787
Leasehold improvements — solar power plant	25	2,434,449	3,192,794	49,037
Leasehold improvements — office	1-3	19,010	109,940	1,689

		38,183,198	51,407,031	789,541
Less: Accumulated depreciation		2,484,595	4,346,546	66,757

		35,698,603	47,060,485	722,784
Freehold land		1,421,912	2,176,920	33,434
Construction in progress		3,822,093	7,343,295	112,783

Total		40,942,608	56,580,700	869,002

Depreciation expense on property, plant and equipment was INR 679,698, INR 1,036,029 and INR 1,861,951 (US$ 28,597) for the years ended March 31, 2016, 2017 and 2018, respectively.

The Company has received government grants for the construction of rooftop projects amounting to INR 16,900, INR Nil and INR 50,378 (US$ 774) for the years ended March 31, 2016, 2017 and 2018, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related rooftop projects.

8. Software, net

			March 31,
	Estimated Useful Life (in years)	2017 (INR)	2018 (INR)	2018 (US$)
Software licenses and related implementation costs	3 Years	38,839	75,053	1,152
Less: Accumulated amortization		23,567	35,251	541

Total		15,272	39,802	611

Aggregate amortization expense for software was INR 8,083, INR 10,536 and INR 11,684 (US$ 179) for the years ended March 31, 2016, 2017 and 2018, respectively.

Estimated amortization expense for the years ending March 31, 2019, 2020, and 2021 is INR 16,642, INR 14,633 and INR 8,527, respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

9. Other assets

Other assets consist of the following:

		As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Prepaid income taxes	501,230	171,304	2,631
Derivative instruments (Note 21)	61,120	—	—
Security deposit to related party (Note 18)	2,160	2,160	33
Security deposit to others	120,855	156,308	2,401
Land use rights	114,178	113,209	1,739
Prepaid expenses	32,806	—	—
Other	95,872	56,672	870

Total	928,221	499,653	7,674

10. Long term debt

Long term debt consists of the following:

		As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Secured term loans, net of financing costs:
Foreign currency loans	5,385,949	35,524,189	545,603
Indian rupee loans	27,311,619	17,573,746	269,909

	32,697,568	53,097,937	815,511
Other Secured bank loan:
Vehicle loan	—	10,886	167
Total Debt	32,697,568	53,108,823	815,678
Less current portion	1,554,806	873,883	13,422

Long-term debt	31,142,762	52,234,940	802,257

Term loans

5.5% Senior Notes

During August 2017, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260,118 (US$ 490,669) net of a discount on issue of INR 8,601 (US$ 135) at 0.03% and issuance expense of INR 585,832 (US$ 9,195). The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes are payable on a semi-annual basis and the principal amount is payable in November 2022. As of March 31, 2018, the unamortized balance of issuance expenses including the discount on issuance of Green Bonds was INR 540,687 (US$ 8,304) and the net carrying value of the Green Bonds as on March 31, 2018 was INR 31,981,466 (US$ 491,191). The Company has guaranteed the principal

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

Non-Convertible Debentures

During September 2017, the Company issued Non-Convertible Debentures in one of our subsidiary and borrowed INR 1,864,584 (US$ 28,530), net of issuance expense of INR 35,416 (US$ 542). The debentures carry an interest rate of 12.30% per annum. The debentures are repayable in 11 equalized semi-annual instalments beginning September 2022 until September 2027 and interest payments are payable semi-annually commencing March 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of March 31, 2018, the unamortized balance of issuance expenses was INR 33,902 (US $ 521) and the net carrying value of the non-convertible debentures was INR 1,866,098 (US$ 28,661),

Project level secured term loans

Foreign currency loans

From October 2011 through March 2012, the Company borrowed INR 782,793 (US$ 15,777) for the financing of a 5 MW solar power project, which carries a fixed interest rate of 4.40%. The loan is repayable in 66 quarterly installments commencing July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 588,244 (US$ 9,035) as of March 31, 2018.

From October 2012 through September 2013, the Company borrowed INR 3,503,984 (US$63,709) for the financing of a 35 MW solar power project, which carries a fixed interest rate of 4.07%. The loan is repayable in 36 semi-annual installments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of INR 2,766,115 (US$ 42,484) as of March 31, 2018.

During the year ended March 31, 2015, the Company entered into an unsecured credit facility commitment for financing future rooftop solar power projects. The total amount of the facility is INR 1,326,658 (US$20,000). The interest rate for the facility is fixed at lender’s base rate plus 2.25% per annum at the time of first disbursement. The loan is repayable in 54 quarterly installments which commenced from October 15, 2017. During the period ended March 31, 2017, an amount of INR 49,077 (US$ 757) at an interest rate of 4.42% has been borrowed under this facility and the Company has incurred deferred financing cost of INR 17,640 (US$ 272) in relation to this facility. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 56,370 (US$ 866) as of March 31, 2018.

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling INR 436,239 and INR 268,464 (US$ 4,123) at March 31, 2017 and March 31, 2018, are classified as restricted cash non-current on the consolidated balance sheets.

The foreign currency loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances. As of March 31, 2018, the Company is in compliance with all such covenants.

Indian rupee loans

The Indian rupee loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service ratio, indebtedness to net worth ratio, debt equity ratio, debt service coverage

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

ratio, receivable to sales ratio and maintenance of debt service balances. As of March 31, 2018, the Company is in compliance with all such covenants.

In December 2013, the Company borrowed INR 143,740 (US$2,195) for the financing of a 2.5 MW solar power project, which carries an interest rate of 12.16% per annum to be periodically revised by the lender. The interest rate as of March 31, 2018 was 12.15% per annum and the weighted average interest rate for the year ended March 31, 2018 was 12.15% per annum. The loan is repayable in 29 semi-annual installments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 135,245 (US$ 2,077) as of March 31, 2018.

From May 2015 through June 2015, the Company borrowed INR 1,601,000 (US$ 24,188) for financing of a 30 MW solar power project, which carries a floating rate of interest at a base rate plus 1.5% per annum. The floating interest rate as of March 31, 2018 was 11.75% per annum and the weighted average interest rate for the year ended March 31, 2018 was 11.75% per annum. The loan is repayable in 58 quarterly instalments commencing December 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,621,245 (US$ 24,900) as of March 31, 2018.

In September 2015, the Company borrowed INR 1,233,000 (US$18,824) for financing of a 28 MW solar power project, which has been refinanced by new loan amounting to INR 1,600,000 (US$ 23,905) during August, 2016 and unamortized carrying value of ancillary cost of borrowing was expensed. The floating interest rate as of March 31, 2018 was 11.00% per annum and the weighted average interest rate for the year ended March 31, 2018 was 10.90% per annum. The loan is repayable in 72 quarterly installments commencing October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,373,521 (US$ 21,095) as of March 31, 2018.

From November 2016 through September 2017, the Company borrowed INR 413,300 (US$ 6,237) for financing of a 14 MW solar power project. The floating interest rate as of March 31, 2018 was 11.20% per annum and the weighted average interest rate for the year ended March 31, 2018 was 10.77% per annum. The loan is repayable in 55 quarterly installments commencing June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 511,202 (US$ 7,851) as of March 31, 2018.

Since August 2017, the Company borrowed INR 1,437,300 (US$ 22,400) for financing of a 40 MW solar power project from consortium of lenders. The floating interest rate as of March 31, 2018 was 10.55% —11.55% per annum and the weighted average interest rate for the year ended March 31, 2018 was 10.55% per annum. The loan is repayable in 60 quarterly installments commencing September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,856,714 (US$ 28,517) as of March 31, 2018.

Since November 2016, the Company borrowed INR 375,000 (US$ 5,632) for financing of a 7 MW solar power project. The floating interest rate as of March 31, 2018 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2018 was 11.63% per annum. The loan is repayable in 63 quarterly installments commencing December, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 403,003 (US$ 6,190) as of March 31, 2018.

From March 2017 through July 2017, the Company borrowed INR 2,067,000 (US$ 31,909) for financing of a 50 MW solar power project. The floating interest rate as of March 31, 2018 was 11.25% per annum and the weighted average interest rate for the year ended March 31, 2018 was 11.68% per annum. The loan is repayable

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

in 63 quarterly installments commencing September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,695,407 (US$ 41,398) as of March 31, 2018.

Since September 2017, the Company borrowed INR 2,058,400 (US$ 31,614) for financing of a 50 MW solar power project. The floating interest rate as of March 31, 2018 was 11.50% per annum and the weighted average interest rate for the year ended March 31, 2018 was 11.50% per annum. The loan is repayable in 65 quarterly installments commencing October, 2018. The borrowing is collateralized by the underlying under construction solar power project assets with a net carrying value of INR 2,106,328 (US$ 32,350) as of March 31, 2018.

Since May 2016, the Company borrowed INR 538,100 (US$ 8,036) for financing of a 10 MW solar power project. The floating interest rate as of March 31, 2018 was 10.35% — 11.35% per annum and the weighted average interest rate for the year ended March 31, 2018 was 11.25% per annum. The loan is repayable in 60 quarterly installments commencing June 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 575,521 (US$ 8,839) as of March 31, 2018.

From March 2017 through May 2017, the Company borrowed INR 3,800,000 (US$ 57,689) for financing 100 MW solar power project and was refinanced with a new loan during September 2017 for INR 5,730,000 (US$ 89,586). The floating interest rate as of March 31, 2018 was 10.35% — 12.00% per annum and the weighted average interest rate for the year ended March 31, 2018 was 10.86% per annum. The loan is repayable in 73 quarterly installments commencing June 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 5,351,388 (US$ 82,190) as of March 31, 2018.

As of March 31, 2018, the Company has unused commitments for long-term financing arrangements amounting to INR 3,398,601 (US$ 52,198) for solar power projects.

Short term

In February 2017, the Company entered into a revolving credit facility in the amount of INR 2,500,000 (US$ 39,167) expiring in November, 2018. Borrowings under this facility are repayable within 12 months of disbursement. The facility bears an interest of floating rate of 12.75%, the company is required to provide a margin of 25% of the outstanding loan balance.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to APGL if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends to APGL out of restricted cash.

As of March 31, 2018, the aggregate maturities of long term debt are as follows:

	Annual maturities
March 31,	INR	US$
2019	901,200	13,841
2020	980,938	15,066
2021	1,014,060	15,575
2022	1,063,430	16,333
2023	33,994,917	522,115
Thereafter	15,983,350	245,482

Total	53,937,895	828,412

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

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring any adjustments under ASC Topic 740, Uncertain Tax Positions. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, to require the recognition of the income tax effects from an intra-entity transfer of an asset other than inventory. The ASU is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted under modified retrospective basis. The Company early adopted the ASU fiscal year beginning April 1, 2017 and early adoption resulted in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. Prior to adoption, the Company used to recognize prepaid taxes on such intra entity transfer of assets. Early adoption of the ASU has resulted in a net credit of INR 20,086 (US$ 308), in the retained earnings, as of April 01, 2017.

The provision (benefit) for income taxes consists of the following:

	Current	Deferred	Total
Year ended March 31, 2016 (INR)	28,667	299,078	327,745
Year ended March 31, 2017 (INR)	509,083	383,250	892,333
Year ended March 31, 2018 (INR)	16,316	(269,198)	(252,882)
Year ended March 31, 2018 (US$)	251	(4,134)	(3,884)

Income/(loss) before income taxes is as follows:

	March 31,
	2016	2017	2018	2018
	(INR)	(INR)	(INR)	(US$)
Domestic operations	(56,881)	(28,504)	61,995	952
Foreign operations	(1,270,214)	(270,732)	(1,337,106)	(20,536)

Total	(1,327,095)	(299,236)	(1,275,111)	(19,584)

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Net Deferred income taxes in the consolidated balance sheet as follows:

	March 31,
	2017	2018	2018
	(INR)	(INR)	(US$)
Deferred tax assets	209,618	1,767,733	27,150
Less: Valuation allowance	(12,845)	(715,340)	(10,987)

Net deferred tax assets	196,773	1,052,393	16,163
Deferred tax liability	1,078,255	892,138	13,702

At March 31, 2018, the Company performed an analysis of the deferred tax asset valuation allowance. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of March 31, 2018, on the basis that it is more likely than not that APGL itself will not be able to utilize the entirety of its net operating losses as it has no business operations of its own.

Change in valuation allowance on deferred tax assets as of March 31, 2017 and March 31, 2018 is as follows:

	March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Opening valuation allowance	8,569	12,845	197
Valuation allowance on adoption of ASU 2016-16	—	1,154,053	17,725
Movement during the Year	4,274	(451,558)	(6,935)

Closing valuation allowance	12,845	715,340	10,987

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
Deferred tax assets:
Net operating loss	12,845	550,923	8,461
Tax on Inter — Company margin	—	500,474	7,687
Deferred revenue	192,267	216,225	3,321
Asset retirement obligation	6,707	79,325	1,218
Depreciation and amortization	—	957,272	14,702
Minimum alternate tax credit	165,345	456,152	7,006
Allowance for doubtful accounts	415	15,541	239
Other deductible temporary difference	44,975	59,410	912
Gross deferred tax assets	422,554	2,835,322	43,547

Valuation allowance	(12,845)	(715,340)	(10,987)

Total net deferred tax assets	409,709	2,119,982	32,560

Deferred tax liabilities:
Depreciation and amortization	(1,261,828)	(1,911,206)	(29,353)
Other comprehensive income	(10,028)	(48,518)	(745)
Other deductible temporary difference	(19,335)	—	—

Total gross deferred tax liabilities	(1,291,191)	(1,959,724)	(30,099)

Net deferred tax (liability) asset	(881,482)	160,258	2,461

The effective income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes as follows:

	For the Year ended March 31,
	2016		2017		2018
	Tax	%	Tax	%	Tax	%	US$
Statutory income tax benefit	(459,308)	(34.61)%	(103,494)	(34.60)%	(445,523)	(34.94)%	(6,843)
Temporary differences reversing in the Tax Holiday Period	428,034	32.25%	223,897	74.87%	333,565	26.12%	5,123
Taxes on intercompany transaction reversing in the Tax Holiday Period	256,143	19.30%	741,474	247.96%	—	0.00%	—
Impact of changes in tax rate	—	—	—	—	112,547	8.83%	1,729
Permanent timing differences	—	—	—	—	116,739	9.16%	1,793
Valuation allowance created / (reversed) during the year	8,532	0.64%	4,274	1.42%	(451,558)	(35.41)%	(6,935)
Other difference	94,344	7.11%	26,180	8.55%	81,348	6.38%	1,249

Total	327,745	24.70%	892,333	298.20%	(252,882)	(19.8)%	(3,884)

As of March 31, 2016, 2017, and 2018, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

indefinitely. Those earnings totalled INR 1,217,312 INR 1,315,335 and INR 1,572,635 (US$ 24,154) for the years ended March 31, 2016, 2017 and 2018, respectively.

12. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2016 (INR)	2017 (INR)	2018 (INR)	2018 (US)
Interest expense:
CCDs	408,172	90,360	—	—
Series E and G CCPS	263,654	73,840	—	—
Term loans	1,547,382	2,439,052	5,104,245	78,394
Bank charges and other	106,568	160,740	739,939	11,365

	2,325,776	2,763,992	5,844,184	89,759
Interest income:
Term and fixed deposits	221,532	319,823	508,446	7,809
Gain on sale of investments	45,375	72,074	167,258	2,569
Investments held-to-maturity	33	259	262	4

	266,940	392,156	675,966	10,382

Total	2,058,836	2,371,836	5,168,218	79,377

13. (Gain)/ loss on foreign currency exchange

(Gain)/ loss on foreign currency exchange consists of the following:

	Year ended March 31,
	2016 (INR)	2017 (INR)	2018 (INR)	2018 (US$)
Unrealized loss/ (gain) on foreign currency loans	338,297	(126,943)	12,280	189
Realized gain on foreign currency loans	(80,542)	(106,299)	(74,080)	(1,138)
Unrealized loss/ (gain) on derivative instruments	11,069	61,862	45,623	701
Realized loss/ (gain) on derivative instruments	74,313	123,792	32,275	496
Other loss (gain) on foreign currency exchange	—	(61,540)	29,619	454

	343,137	(109,128)	45,716	702

14. Equity and preferred shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2017, and 2018, there were 25,915,956 and 25,996,932 equity shares issued and outstanding.

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

The Mezzanine CCPS shareholders were entitled to participate, along with the equity shareholders, in the earnings of the Company. Under ASC Topic 260 Earnings per Share, such participative rights would require the two-class method of reporting EPS. As the preferred shares do not participate in losses, the Company had excluded these shares, as including them would be antidilutive. Loss per share is presented below:

	Year ended March 31
	2016 (INR)	2017 (INR)	2018 (INR)	2018 (US$)
Net loss attributable to APGL equity shareholders	(1,650,189)	(1,172,645)	(820,682)	(12,606)
Add: Accretion on Mezzanine CCPS	(1,347,923)	(235,853)	—	—
Add: Accretion on redeemable non-controlling interest	(29,825)	(44,073)	(6,397)	(98)

Total (A)	(3,027,937)	(1,452,571)	(827,079)	(12,704)

Shares outstanding for allocation of undistributed income:
Equity shares	1,758,080	25,915,956	25,996,932	25,996,932

Weighted average shares outstanding
Equity shares (B)	1,758,080	13,040,618 #	25,974,111	25,974,111

Net loss per share — basic and diluted
Equity shares (C=A/B) per share	(1,722)	(111)	(32)	(0.49)

# — The Company had 1,758,080 equity shares outstanding for the period from April 1, 2016 till October 12, 2016 and 25,915,956 equity shares were outstanding from October 13, 2016 till March 31, 2017.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 414,880, 540,280, and 1,058,527 for years ended March 31, 2016, 2017 and 2018, respectively.

16. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straightline basis over the term of the lease. Rent expense for operating leases for the years ended March 31, 2016, 2017 and 2018 was INR 70,039, INR 172,528 and INR 206,497 (US$ 3,171), respectively.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

Future minimum lease payments under non-cancellable operating leases as of March 31, 2018 are:

Year ended March 31,	Amount (INR)	US$
Fiscal 2019	170,059	2,612
Fiscal 2020	172,374	2,647
Fiscal 2021	108,405	1,665
Fiscal 2022	87,524	1,344
Fiscal 2023	90,817	1,395
Thereafter	3,461,243	53,160

Total	4,090,422	62,823

17. Commitments, guarantees and contingencies

Capital commitments

During the normal course of business, the Company purchases assets for the construction of solar power plants and estimates that INR 3,045,859 (US$ 46,780) of open purchase commitments are outstanding as on March 31, 2018, in relation to such purchase commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation to construct solar power plants as required by the PPA. Such outstanding guarantees are INR 2,102,491 (US$ 32,291) as at March 31, 2018. Generally, the guarantees expire on the commissioning of the constructed solar power plant.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 1,533,692 (US$ 23,555) as at March 31, 2018. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

Contingencies

As at March 31, 2018, the Company has received demand for extension charges totalling INR 415,000 (US$ 6,373), for projects completed beyond the contractually agreed dates. The Company has filed an appeal against such demands and has received a stay order from the appellant authorities. The management believes the reason for delay were not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, and therefore the management, believes that the Company will ultimately not be found liable for these assessments and has not accrued any amount with respect to these matters in its consolidated financial statements.

18. Related Party Disclosures

For the years ended the year ended March 31, 2016, 2017 and 2018, the Company incurred rent expense on office facilities and guest house facilities totaling INR 14,970, INR 19,362 and INR 15,402 (US$ 237), respectively, where the lessors are related to the chief executive officer and another director of APGL. As of

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

March 31, 2017, and 2018, the Company had security deposits with these lessors totaling INR 8,567 and INR 2,160 (US$ 33). During the year, the Company vacated the said office premises and has obtained the refund of the security deposit amounting to INR 6,407 (US$ 98), respectively.

Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa have personally guaranteed a working capital facility provided by the Central Bank of India, for INR 1,980.0 million, in favor of the lender. However, as the limits are fully cash collateralized there is no liability against these guarantees and we are in the process of releasing these guarantees.

In addition, Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa had earlier provided personal guarantees in favor of the Central Bank of India for the repayment of loans of three of our project subsidiaries for payment of any interest and other monies payable to the lender. These loans have been fully paid and there are no outstanding loan balances. Thus, in respect of these SPVs, there are no personal guarantees in force.

19. Share based compensation

As of March 31, 2018, the Company had 2,023,744 stock options in the employee stock option pool, duly approved by the Board of Directors under the 2015 Stock Option Plan (the “2015 Plan”) and 2016 Equity Incentive Plan and as amended in 2017 (the “2016 Plan” and collectively “ESOP Plans”). The Company had filed Form S-8 for registering the increase in the employee stock option pool from 1,023,744 to 2,023,744 stock options during December 2017.

Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period will be decided by the Compensation Committee as and when any grant takes place. All options granted under these plans shall vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four unless specified otherwise. Any unvested shares forfeited by the Company shall be transferred back to the employee stock pool and shall be available for new grants.

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

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years and July 20, 2025, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

forfeiture rate, over the vesting period of the option. A summary of share option activity during the period from March 31, 2017 till March 31, 2018 is set out below:

	Number of shares	Weighted average exercise price in INR *
Outstanding as of March 31, 2017#	640,590	427
Granted	549,554	913
Exercised	(80,976)	201
Forfeited and added back to ESOP pool	(50,675)	559
Expired	(256)	149

Options outstanding as of March 31, 2018	1,058,237	690

Vested and exercisable as of March 31, 2018	376,779	287

Available for grant as of March 31, 2018 is 884,275 options.

*	Not in thousands
#	Post considering the subsequent events mentioned in Form 20F of March 31, 2017.

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

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2017	2018
Dividend yield	0.00%	0.00%
Expected term (in years)	4.5 - 7.2	4.2 - 6.1
Expected volatility	31.0% - 41.7%	26.1% - 37.0%
Risk free interest rate	2.15% - 7.61%	1.63% - 2.60%

As of March 31, 2017, and 2018, the aggregate intrinsic value of all outstanding options was INR 140,864 and INR 118,800 (US$ 1,825), respectively.

The share-based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled, INR 51,732, INR 13,774 and INR 25,060 (US$ 385) for the years ended March 31, 2016, 2017 and 2018, respectively.

Unrecognized compensation cost for unvested options as of March 31, 2018 is INR 137,591 (US$ 2,113), which is expected to be expensed over a weighted average period of 2.2 years.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The intrinsic value of options exercised during the year ended March 31, 2017, and March 31, 2018 was INR nil and INR 28,666 (US$ 440).

The intrinsic value per option at the date of grant during the years ended March 31, 2017 and 2018 is as follows:

Date of grant	No. of options granted	Deemed fair value of equity shares (INR)	Intrinsic value per option at the time of grant (INR)	Valuation used
May 4, 2016	180,292	293	(1)	Retrospective
August 18, 2016	22,528	337	336	Retrospective
March 8, 2017	15,000	1,133	—	Market price
June 10, 2017	53,236	1,009	—	Market price
June 21, 2017	46,925	1,033	—	Market price
August 29, 2017	78,344	923	—	Market price
October 20, 2017	5,082	1,005	—	Market price
October 25, 2017	25,134	1,004	—	Market price
November 6, 2017	20,594	1,003	—	Market price
December 5, 2017	3,689	857	—	Market price
March 31, 2018	316,550	862	—	Market price

(1)	Fair value of the shares exceeds the exercise price.

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

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties in India which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

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

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

	Fair Value measurement at reporting date using
Description	As of March 31, 2018 (INR)	Quoted Prices in Active Markets for Identical Assets (Level 1) (INR)	Significant Other Observable Inputs (Level 2) (INR)	Significant Unobservable Inputs (Level 3) (INR)
Assets
Current assets
Available for sale securities	1,383,573	1,383,573	—	—
Foreign exchange derivative contracts	48,837	—	48,837	—

Total assets	1,432,410	1,383,573	48,837	—
US$	22,000	21,250	750	—

	Fair Value measurement at reporting date using
Description	As of March 31, 2018 (INR)	Quoted Prices in Active Markets for Identical Assets (Level 1) (INR)	Significant Other Observable Inputs (Level 2) (INR)	Significant Unobservable Inputs (Level 3) (INR)
Other Liabilities
Fair valuation of swaps and options	331,314	—	331,314	—

Total Liabilities	331,314	—	331,314	—
US$	5,089	—	5,089	—

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments. There have been no transfers between categories during current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2017
	Carrying Value (INR)	Fair Value (INR)	US$
Fixed rate project financing loans:
Foreign currency loans	5,497,166	5,560,038	85,737

	As of March 31,
	2018
	Carrying Value (INR)	Fair Value (INR)	US$
Fixed rate project financing loans:
Foreign currency loans	35,804,793	36,938,371	567,323

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

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The carrying value and fair value of the Company’s investment in Bank of Mauritius notes, classified as held-to-maturity is as follows:

	As of March 31,
	2017
	Carrying Value (INR)	Fair Value (INR)	US$
Non-current investments:
Fixed rate Bank of Mauritius notes	6,631	6,865	106

	As of March 31,
	2018
	Carrying Value (INR)	Fair Value (INR)	US$
Non-current investments:
Fixed rate Bank of Mauritius notes	7,041	7,088	109

The Company uses the yield method to estimate the fair value of fixed rate Bank of Mauritius notes by using interest rate as an input. The carrying amount of the Company’s investment in fixed rate Bank of Mauritius notes approximate, their fair values relative to variable interest rates.

21. Derivative instruments and hedging activities

Option Contracts Undesignated as hedge

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2017 and 2018:

	March 31, 2017			March 31, 2018
	Notional Amount (US$)	Prepaid Expenses and Other Current Asset (INR)	Other Assets (INR)	Notional Amount (US$)	Prepaid Expenses and Other Current Asset (INR)	Other Assets (INR)
Foreign currency option contracts	12,111	63,818	61,120	5,852	48,837	—

The foreign exchange derivative contracts mature generally over a period of 1 to 11 months.

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2016, 2017 and 2018 aggregated INR 85,282, INR 185,654 and INR 77,897 (US$ 1,196), respectively.

Contracts designated as Cashflow hedge

The Company hedged the foreign currency exposure risk related to certain intercompany loans denominated in foreign currency through call spread option with full swap for coupon payments. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested on a quarterly basis using dollar offset method. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2018.

AZURE POWER GLOBAL LIMITED

Notes to Consolidated Financial Statements

(INR and US$ amounts in thousands except share and per share data)

The Company early adopted the ASU No 2017-12 and determined the cost of hedge at the time of inception of the contract was INR 4,931,240 (US$ 77,123) and recorded an expense of INR 575,225 (US$ 8,925) during the year ended March 31, 2018.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2017 and 2018:

	March 31, 2018
	Notional Amount (US$)	Current Liabilities (INR)	Other Liabilities (INR)	Other Liabilities (US$)
Foreign currency option contracts	499,602	—	331,314	5,089

During the year the company recorded the fair value of currency option liability of INR 331,314 (US$ of 5,089) in the Other comprehensive income and recorded an expense of INR 575,225 (US$ 8,925) related to the amortisation of the cost of the hedge.

The foreign exchange derivative contracts mature generally over a period of 4.6 years.

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

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2017 and 2018:

	March 31, 2017		March 31, 2018
Customer Name	% of Accounts Receivable	% of Sale of Power	% of Accounts Receivable	% of Sale of Power
Punjab State Power Corporation Limited	39.3%	24.1%	17.1%	27.1%
NTPC Vidyut Vyapar Nigam Limited	5.6%	15.6%	15.4%	21.2%
Solar Energy Corporation of India	21.9%	23.4%	11.4%	13.0%
Gulbarga Electricity Supply Company	—	—	16.3%	5.5%
Chamundeshwari Electricity Supply Company	—	—	12.0%	6.8%

23. Subsequent events

The Company commenced commercial operations of its 40 MW located in Uttar Pradesh and 50 MW solar power plant located in Andhra Pradesh, during the month of April 2018 and May 2018, respectively.

During June 2018, the Company incurred additional borrowings under a project level term loan amounting to INR 228,800 (US$ 3,514) and a bridge loan for a project amounting to INR 4,690,000 (US$ 72,032).

The Company evaluated all other events or transactions that occurred after March 31, 2018. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.