Form 20-F
period 2019-03-31
Azure Power Global Ltd
filed 2019-06-10
CIK 1633438

L

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

For the fiscal year ended March 31, 2019

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

Aerocity, New Delhi – 110037, India

Telephone: (91-11) 49409800

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class Equity Shares, par value US$0.000625 per share	Trading symbol(s) AZRE	Name of exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 41,040,028 equity shares, par value US$0.000625 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“CERC” refers to the Central Electricity Regulatory Commission of India, the state level counterparts of which are referred to as “State Electricity Regulatory Commission,” or “SERC”.
•	“INR,” “rupees,” or “Indian rupees” refers to the legal currency of India.
•	“MNRE” refers to Indian Ministry of New and Renewable Energy.
•	“NSM” refers to the Jawaharlal Nehru National Solar Mission.
•	“Our holding company” refers to Azure Power Global Limited on a standalone basis.
•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

In this annual report, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India, its territories and its possessions. References to “Mauritius” are to the Republic of Mauritius.

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in Indian rupees and prepared in accordance with U.S. GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year, which is typical in our industry and in the jurisdictions in which we operate.

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 69.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

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

These forward looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors” and the following:

•	the pace of government sponsored auctions;
•	changes in auction rules;
•	the Indian government’s willingness to enforce Renewable Purchase Obligations, or RPOs;
•	permitting, development and construction of our project pipeline according to schedule;
•	solar radiation in the regions in which we operate;
•	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;
•	adverse changes or developments in the industry in which we operate;
•	our ability to maintain and enhance our market position;
•	our ability to successfully implement any of our business strategies, including acquiring other companies;
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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended March 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of March 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2016 and selected consolidated balance sheet data as of March 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2016(1)	2017	2018	2019	2019 (2)
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(INR)	(US$)
					(In thousands)
Operating revenues:
Sale of power	2,626,148	4,182,985	7,700,600	9,926,209	143,525
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	190,648	375,787	691,947	868,963	12,565
General and administrative	672,841	797,161	1,187,379	1,313,765	18,996
Depreciation and amortization	687,781	1,046,565	1,882,451	2,137,133	30,901
Total operating costs and expenses:	1,551,270	2,219,513	3,761,777	4,319,861	62,462
Operating income	1,074,878	1,963,472	3,938,823	5,606,348	81,063
Other expense, net:
Interest expense, net	2,058,836	2,371,836	5,168,218	4,873,042	70,460
Loss (gain) on foreign currency exchange, net	343,137	(109,128)	45,716	442,001	6,391
Total other expenses, net	2,401,973	2,262,708	5,213,934	5,315,043	76,851
Profit / (loss) before income tax	(1,327,095)	(299,236)	(1,275,111)	291,305	4,212
Income tax expense	(327,745)	(892,333)	252,882	(152,812)	(2,210)
Net profit / (loss)	(1,654,840)	(1,191,569)	(1,022,229)	138,493	2,002
Less: Net (loss) / profit attributable to non-controlling interest	(4,651)	(18,924)	(201,547)	60,094	869
Net profit / (loss) attributable to APGL	(1,650,189)	(1,172,645)	(820,682)	78,399	1,133
Accretion to Mezzanine CCPS	(1,347,923)	(235,853)	—	—	—
Accretion to redeemable non-controlling interest	(29,825)	(44,073)	(6,397)	—	—
Net profit / (loss) attributable to APGL equity shareholders	(3,027,937)	(1,452,571)	(827,079)	78,399	1,133
Net profit / (loss) per share attributable to APGL equity stockholders
Basic#	(1,722.30)	(111.39)	(31.84)	2.37	0.03
Diluted#	(1,722.30)	(111.39)	(31.84)	2.31	0.03
Shares used in computing basic and diluted per share amounts:
Weighted average shares used in basic	1,758,080	13,040,618	25,974,111	33,063,832	—
Weighted average shares used in diluted	1,758,080	13,040,618	25,974,111	33,968,127	—

#

The Company attributed profits amounting to INR 109,070 (US$ 1,577), for the year ended March 31, 2019, towards a non-controlling interest which was acquired during the year. Earnings per share for the year ended March 31, 2019, excluding the non-controlling interest is INR 5.67 (US$ 0.08).

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2016, 2017, 2018 and 2019:

	As of March 31,
Balance Sheet data:	2016 (1)	2017	2018	2019	2019 (2)
	(INR)	(INR)	(INR)	(INR)	(US$)
					(in thousands)
Cash, cash equivalents, and current investments available for sale	3,090,386	8,757,467	9,730,099	10,544,989	152,472
Property, plant and equipment, net	24,381,429	40,942,608	56,580,700	83,444,529	1,206,543
Total assets	30,890,840	57,493,965	73,984,120	108,863,760	1,574,084
Compulsorily convertible debentures and Series E & Series G compulsorily convertible preferred shares(3)	3,600,700	—	—	—	—
Project level and other debt(4)	20,487,951	35,157,808	53,943,823	71,772,241	1,037,771
Mezzanine CCPS shares(5)	9,733,272	—	—	—	—
Total APGL shareholders’ (deficit)/equity	(7,437,447)	13,222,130	12,117,537	25,129,739	363,357
Total shareholders’ (deficit)/equity and liabilities	30,890,840	57,493,965	73,984,120	108,863,760	1,574,084

Notes:

(1)	Includes consolidated financial data of AZI prior to July 2015, since, the Company was incorporated in 2015, and AZI is considered as the predecessor of the Company.
(2)

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ (deficit)/equity and cash flows from INR into US$, as of and for the fiscal year ended March 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 69.16, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2019, or at any other rate.

(3)

The Series E and Series G compulsorily convertible preferred shares were classified as a current liability in the consolidated balance sheet and were converted into equity shares pursuant to our IPO in October 2016.

(4)

This balance represents the short term and long-term portion of project level secured term loans and other secured bank loans. It is net of ancillary cost of borrowing of INR 850,715 (US$ 12,298) as on March 31, 2019 and INR 827,539 as on March 31, 2018.

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

Risks Related to Us and Our Industry

Our long term growth depends in part on the Indian government’s ability to meet its announced targeted solar capacity.

The Indian government has increased its 2022 target for solar capacity from 20 GW to 100 GW, under the NSM. However, actual capacity additions historically were lower than the Indian government’s announced targeted capacity additions. For example, actual capacity additions represented only 47% of the targeted solar capacity additions of 16.6 GW in the twelfth five-year plan by the Indian government (the “Twelfth Five-Year Plan”). This shortfall in actual capacity additions was due to issues in timely commissioning of conventional power plants, which included delays in land acquisition, obtaining regulatory permits and difficulties in securing reliable and cost-efficient fuel supplies. Under the prior Five Year Plans before the eleventh Five-Year Plan, solar capacity targets were not included. As such, there is a short track record of meeting solar capacity targets. India has since departed from the Five Year Plans with the establishment of the National Institution for Transforming India in January 2015. As per the three year action agenda for the period 2017 to 2020, a target of 100 GW of renewable energy has been set at March 31, 2020 with the objective of achieving 175 GW renewable energy capacity by 2022. However, recently several state and central auctions have been cancelled, such as the 1,200 MW auction cancelled in the state of Gujarat and a 3,000 MW manufacturing linked auction was cancelled by Solar Energy Corporation of India (“SECI”). Any failure to meet the Indian government’s targeted solar capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long term business objectives, targets and goals.

The reduction, modification or elimination of central and state government incentives may reduce the economic benefits of our existing solar projects and our opportunities to develop or acquire suitable new solar projects.

The development and profitability of renewable energy projects in the locations in which we operate are dependent on policy and regulatory frameworks that support such developments. Further, India’s Income Tax Act, 1961 as amended, provides for certain tax benefits, including 100% tax deductions of the profits derived from generation of power for any 10 consecutive years, out of the first 15 years, beginning from the year in which project is completed. However, the exemption was only available to the projects completed on or before March 31, 2017. In addition, certain state policies also provide economic incentives like single window clearance system and setting up of solar parks.

The availability and size of such incentives depend, to a large extent, on political and policy developments relating to environmental concerns in India and are typically available only for a specified time. Generally, the amount of government incentives for solar projects has been decreasing as the cost of producing energy has approached grid parity. Changes in central and state policies could lead to a significant reduction in or a discontinuation of the support for renewable energies. Reductions in economic incentives that apply to future solar projects could diminish the availability of our opportunities to continue to develop or acquire suitable newly developed solar projects. Such reductions may also apply retroactively to existing solar projects, which could significantly reduce the economic benefits we receive from our existing solar projects. Moreover, some of the solar program incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. In addition, although various SERCs have specified RPOs for their distribution companies, the implementation of RPO schemes has not been uniform across Indian states. Although states are beginning to enforce RPOs under the guidance from the Indian government, RPOs have historically been breached without consequences.

Additionally, we may not continue to qualify for such incentives. We may choose to implement other solar power projects, such as rooftop projects, that are outside the scope of such incentives.

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

In addition, we could be affected by the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other similar developments in the future. For instance, we currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. While we are required to obtain consents and operate in certain Indian states under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981 and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008, certain state policies in relation to solar projects exempt us from obtaining such consents or have reduced or simplified procedural requirements for obtaining such consents. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur substantial costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have an adverse effect on our business and financial condition.

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

The electricity produced and revenues generated by our solar projects are highly dependent on suitable solar conditions and associated weather conditions and air pollution, which are beyond our control. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms, tornadoes or lightning strikes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather, high levels of air pollution and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve certain performance guarantees pursuant to our PPAs, forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects. We guarantee the performance of our solar power plants and could suffer monetary consequences if our plants do not produce to our contracted levels.

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

We began our business in 2008 and have a limited operating history. We established our first utility scale solar plant in India in 2009. As of March 31, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,441 MW. As of March 31, 2019, we were also constructing 13 projects with a combined rated capacity of 386 MW and had an additional 1,529 MW of projects committed, bringing our total portfolio capacity to 3,356 MW. Accordingly, our relatively limited operating history may not be an adequate basis for evaluating our business prospects and financial performance and makes it difficult to predict the future results of our operations. Period-to-period comparisons of our operating results, and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, cash flows and future success depend, to a significant extent, on our ability to continue to identify suitable sites, acquire land for solar projects, obtain required regulatory approvals, arrange financing from various sources, construct solar projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

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

The development and construction of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. As a result, we may be required to incur significant capital expenditures for land and interconnection rights, regulatory approvals, preliminary engineering, permits, and legal and other expenses before we can determine whether a solar project is economically, technologically or otherwise feasible. The projects which are now awarded may not be viable in the future.

We intend to expand our business significantly with a number of new projects in both new and existing jurisdictions in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory approvals and compliance. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

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

Solar projects require solar and geological conditions that are not available in all areas. Further, large, utility scale solar projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with capacity on the power grid available. We may encounter difficulties registering certain leasehold interest in such sites. Even when we have identified a desirable site for a solar project, our ability to obtain site control with respect to the site is subject to growing competition from other solar power producers that may have better access to local government support or financial or other resources. If we are unable to find or obtain site control for suitable sites on commercially acceptable terms, our ability to develop new solar projects on a timely basis or at all might be harmed, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, our land leases for projects are typically for 30 to 35 years, but our PPAs are generally for a term of 25 years. If we are not able to sell the power produced by our systems after the initial PPA has expired, our liquidity and financial condition may be harmed.

We may incur unexpected expenses if the suppliers of components in our solar projects default in their warranty obligations.

We enter into contracts with our suppliers to supply components in our solar projects. If our suppliers do not perform their obligations, we may have to enter into new contracts with other suppliers at a higher cost or may suffer schedule disruptions. In addition, our suppliers may have difficulty fulfilling our orders and incur delivery delays, or charge us higher prices, higher up-front payments and deposits, which would result in higher than expected prices or less favorable payment terms to develop our projects. Delays in the delivery of ordered components in our solar projects could delay the completion of our under-construction projects. In addition, our relationship with our suppliers may worsen or lead to disagreements or litigation which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the solar panels, inverters and other system components utilized in our solar projects are generally covered by manufacturers’ warranties, which are typically for 5 to 25 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense or losses associated with the faulty component. However, the warranties may not be sufficient to cover all of our expense and losses. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

Our construction activities may be subject to cost overruns or delays.

Construction of our solar projects may be adversely affected by circumstances outside of our control, including inclement weather, adverse geological and environmental conditions, failure to receive regulatory approvals on schedule or third-party delays in providing supplies and other materials. Changes in project plans or designs, or defective or late execution may increase our costs from our initial estimates and cause delays. Increases in the prices of our materials may increase procurement costs. In particular, we have not yet placed orders for all equipment required to construct and operate all of our power projects that are presently committed and under construction. There can be no assurance that the prices of the equipment required for our power projects that are presently committed and under construction will not change, which may cause the economic returns available from these projects to differ from our initial projections. For example, our project cost per megawatt in fiscal year 2018 was marginally higher than the prior fiscal year due to the use of higher-cost domestic modules as required by PPAs. If we experience unexpected increases in procurement costs, our forecasted revenues and cash flows could be materially adversely affected.

Labor shortages, work stoppages or labor disputes could also significantly delay a project, increase our costs or cause us to breach our performance guarantees under our PPAs, particularly because strikes are not considered a force majeure event under many of our PPAs. Moreover, local political changes and delays, for instance, caused by state and local elections, as well as demonstrations or protests by local communities and special interest groups could result in, or contribute to, project time and cost overruns for us.

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

We may not be able to recover any of these losses in connection with construction cost overruns or delays. Certain PPAs require that we connect to the transmission grid by a certain date. If the solar project is significantly delayed, such PPAs may be terminated or require us to pay liquidated damages computed based on number of days of delay in commissioning of the projects or reduction in the PPA tariff. In addition, if we are unable to meet our performance guarantees, most of our PPAs require us to pay liquidated damages to the offtaker in proportion to the amount of power not supplied, and also grant the offtaker a right to draw on bank guarantees posted by us, including up to 100% of certain bank guarantees. Also, certain PPAs provide that we are liable for government fines and penalties if we fail to deliver electricity required by the offtakers to meet their RPO requirements. Furthermore, in the case of projects with viability gap funding (:VGF”), 50% of which is paid out in the first year with the remaining 50% paid out over the course of next five years, if the project fails to generate power for a long period of time, the government agency can suspend the VGF and demand repayment of previously paid sums.

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

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any central or state subsidies or incentives;
•	our ability to complete installations in a timely manner due to market conditions or due to unavailable financing;
•	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
•	changes in auction rules;
•	changes in feed-in tariff rates for solar power, VGF, our pricing policies or terms or those of our competitors;
•	actual or anticipated developments in our competitors' businesses or the competitive landscape; and
•	an occurrence of low global horizontal irradiation that affects our generation of solar power.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, with respect to the above factors our actual revenue, key operating and financial metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a material adverse effect on the trading price of our equity shares.

Counterparties to our PPAs may not fulfill their obligations which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. Some of the customers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability in the past to collect when assessing the counterparties’ creditworthiness. Governmental entities to which we sell power generally do not have credit ratings, so there are no credit ratings to consider. For illustrative purposes, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have rated the Indian government Baa2 and BBB-, respectively. As a result, many of the state governments in India, if rated, would likely rate lower than the Indian government. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

In addition, our PPA customers may, for any reason, become unable or unwilling to fulfil their related contractual obligations, refuse to accept delivery of power delivered thereunder or otherwise terminate such agreements prior to the expiration thereof. If such events occur, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. For instance, Gujarat Urja Vikas Nigam Limited had filed a petition with the Gujarat Electricity Regulatory Commission, seeking recalculation of the tariff under the PPA on the basis of actual cash flow required for development of solar projects and consequent revision of the tariff payable by it, in relation to certain solar power projects including our 10 MW Gujarat 1 project. While the Gujarat Electricity Regulatory Commission and the Appellate Tribunal for Electricity dismissed the claims made by Gujarat Urja Vikas Nigam Limited, an appeal filed by Gujarat Urja Vikas Nigam Limited is pending before the Supreme Court of India.

Furthermore, to the extent any of our customers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Also, our counterparties may be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may expose us to certain risks that may affect our future results of operations and cash flows.

Our profitability is largely a function of our ability to manage our costs during the terms of our PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. In the event we default in fulfilling our obligations under the PPAs, such as supplying the minimum amount of power specified in some of the PPAs or failing to obtain regulatory approvals, licenses and clearances with respect to our solar projects, we may be liable for penalties and in certain specified events, customers may also terminate such PPAs. Further, any failure to supply power from the scheduled commercial operation date my result in levy of liquidated damages and encashment of bank guarantees provided by us under the terms of certain PPAs. For instance, in connection with an extension of the date of commissioning of the 50 MW project in Karnataka of one of our subsidiaries, the customer reduced its payable tariff under the PPA, pursuant to which we had initiated proceedings before the Karnataka Regulatory Commission (“KERC”) appealing such reduction of the tariff. The KERC while retaining the tariff of the PPA reduced the time extension granted by the power distribution companies (“DISCOM”) for achieving the commercial operation date. Against the order of the KERC, we filed an appeal before the Appellate Tribunal for Electricity (“APTEL”). During the pendency of such appeal, a default notice was issued by the customer, pursuant to which the relevant subsidiary was requested to pay certain liquidated damages. While the payment of liquidated damages was stayed, the order in this matter remains reserved. Further, the commissioning of the10 MW project in Punjab of another of our subsidiaries faced delays due to a delay by the customer and our subsidiary had sought an extension of the commercial operation date at the same tariff rate as per the PPA which matter is also currently pending before the APTEL. However, we cannot provide assurances that such proceedings will ultimately be decided in our favor. The termination of any of our projects by our customers would adversely affect our reputation, business, results of operations and cash flows.

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

As of March 31, 2019, we had INR 6,891.4 million (US$ 99.7 million) in current liabilities, excluding the current portion of long-term debt and short-term debt, and INR 71,772.2 million (US$1,037.8 million) in outstanding long-term borrowings, including the current portion of long-term debt and short-term debt. Generally, these borrowings relate to the financing for our projects and are secured by project assets.

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

Our failure to comply with financial or restrictive covenants or periodic reporting requirements or to obtain our lenders’ consent to take restricted actions in a timely manner or at all may result in the declaration of an event of default by one or more of our lenders, which may accelerate repayment of the relevant loans or trigger cross defaults under other financing agreements. We cannot assure you that, in the event of any such acceleration or cross-default, we will have sufficient resources to repay these borrowings. Failure to meet our obligations under the debt financing agreements could have an adverse effect on our cash flows, business and results of operations. Furthermore, a breach of those financial and other covenants or a failure to meet certain financial ratios under these financing agreements could also restrict our ability to pay dividends.

Although we had a net profit for the fiscal year ended March 31, 2019, we were not profitable for the previous fiscal years, and we may not be able to continue to be profitable in the foreseeable future.

We have incurred losses since our inception. Although we achieved net profit of IND 138.5 million (US$2.0 million) for the fiscal year ended March 31, 2019, we may not continue to be profitable. We expect our costs to increase in the future as we continue to make significant investment in our solar projects. As of March 31, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,441 MW. As of March 31, 2019, we were also constructing 13 projects with a combined rated capacity of 386 MW and had an additional 1,529 MW of projects committed, bringing our total portfolio capacity to 3,356 MW.

A significant number of power projects are presently committed and under construction, and we can only monetize them, if at all, after each project is completed, which is subject to several factors, including receiving regulatory approvals, obtaining project funding, entering into transmission arrangements with the central or state transmission utilities, and acquiring land for projects. In addition, even after a project is operational, the monetization process may be quite long term with contracts running up to 25 years. Moreover, we may not succeed in addressing certain risks, including our ability to successfully develop or supervise the commissioning, operations and maintenance of our projects or maintain adequate control of our costs and expenses. Also, we may find that our growth plans are costlier than we anticipate and that they do not ultimately result in commensurate increases in revenue. Our results of operations will depend upon numerous factors, some of which are beyond our control, including the availability of preferential feed-in tariffs for solar power and other subsidies, global liquidity and competition. As a result, we may not continue to be profitable in the foreseeable future.

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

We face significant competition in the markets in which we operate. Our primary competitors are local and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Competitive bidding for power procurement further increases competition among power generators and there have been bids that were less than INR 3.00 per kilowatt hour. Furthermore, the central electricity authority (“CEA”) had indicated that India is likely to experience surplus power by 2019. This could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

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

Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house engineering, procurement and construction (“EPC”), and operation and maintenance (“O&M”) capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. For example, some of our competitors may have their own internal solar panel manufacturing capabilities. As the solar energy industry grows and evolves, we will also face new competitors who are not currently in the market. There can be no assurance that our current or potential competitors will not win bids for solar projects or offer services comparable or superior to those that we offer at the same or lower prices or adapt to market demand more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

In addition, we face competition from developers of other renewable energy facilities, including wind, biomass, nuclear and hydropower. If these non-solar renewable sources become more financially viable, our business, financial condition, results of operations and cash flows could be adversely affected. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the Indian government elects to further strengthen its support of such renewable energy sources relative to solar energy. As we also compete with utilities generating power from conventional fossil fuels, a reduction in the price of coal or diesel would make the development of solar energy less economically attractive and we would be at a competitive disadvantage.

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

In addition, India’s physical infrastructure, including its electricity grid, is less developed than that of many developed countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed, particularly because we are required to distribute power to customers across long distances from our project sites. We may have to stop producing electricity during the period when electricity cannot be transmitted. Such events could reduce the net power generation of our projects. If construction of renewable energy projects outpaces transmission capacity of electricity grids, we may be dependent on the construction and upgrade of grid infrastructure by the Indian government or public entities. We cannot assure you that the relevant government or public entities will do so in a timely manner, or at all. The curtailment of our power projects’ output levels will reduce our electricity output and limit operational efficiencies, which in turn could have an adverse effect on our business, results of operations and cash flows.

There are a limited number of purchasers of utility scale quantities of electricity which exposes us and our utility scale projects to risk.

In fiscal year 2018 and 2019, we derived 74.8% and 75.9%, respectively, of our revenue from our top five customers. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state run utilities. For instance, for projects established pursuant to the NSM, solar project developers are required to enter into PPAs with specified implementation agencies. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary.

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

There is no central title registry for real property in India and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages, and are updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping and may be subjected to encumbrances that we are unaware of. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects. For instance, a portion of land leased from the government of Rajasthan for our projects in Nagaur, Rajasthan, is presently disputed by third parties claiming mining rights through the Mining Department of the State of Rajasthan. We have filed a petition with the High Court of Rajasthan to disallow the renewal of such mining lease and the High Court of Rajasthan has issued an injunction over the alleged claims on this land for mining. Further, the lease for our Andhra Pradesh 3 project is pending completion of formalities for development of the land.

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

Some of our solar projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the power projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as us and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For instance, for our Maharashtra 3 and Gujarat 2 projects, we are awaiting for approval for use of the land for industrial/non-agricultural purposes. Similarly, for revenue land, we obtain a lease from the relevant government authority.

We cannot assure you that the outstanding approvals would be received, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of our solar projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a solar project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and sub-leases for the remainder of the terms of the corresponding PPAs. In the event that the relevant state authorities do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease, and we may not be able to find an alternative location in the short term or at all. Any of the foregoing factors could lead to a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Our ability to implement our strategy and our future success depend significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel.

Our future success depends on the continued services and performances of the members of our management in our business for project implementations, management and running of our daily operations and the planning and execution of our business strategy. We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our executive officers nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. There is intense competition for experienced management personnel with technical and industry expertise in the renewable energy business and if we lose the services of any of these individuals and are unable to find suitable replacements in a timely manner, our ability to realize our strategic objectives could be impaired. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. On May 3, 2019, the Company announced the retirement of Mr. Inderpreet Singh Wadhwa, Chief Executive Officer and Chairman of the board of directors. He will continue as Chairman and CEO until the new CEO begins work at Azure Power or December 31, 2019, whichever is earlier. Mr. Wadhwa will serve as an advisor to the Company until December 31, 2019 even if a new CEO begins work prior to that date. During March 2019, we appointed Pawan Kumar Agrawal as our new chief financial officer. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The accounting treatment for many aspects of our solar projects is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar projects. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate, finance and account for our solar projects:

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

We may, in the ordinary course of our business, become involved in litigation, administrative or arbitral proceedings. For example, we are, and may become subject to additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India may become the subject of legal proceedings involving us from time to time.

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

As of March 31, 2019, we employed 654 persons to perform a variety of functions in our daily operations. The low-cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of skilled labor. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Our employee payroll and related costs amounted to INR 701.6 million and INR 871.5 million (US$12.6 million) in for the years ended March 31, 2018 and 2019, respectively. Any future increase in employee costs may harm our operating results, cash flows and financial condition.

The United Kingdom’s process on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum, or “Brexit”. On March 29, 2017, the British Prime Minister delivered a notice to the European Council pursuant to Article 50 of the Treaty of the European Union to initiate the formal process of withdrawal from the European Union. The Article 50 notice dated March 29, 2017, started a two-year period for the United Kingdom to negotiate the terms of its exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. On April 11, 2019, the European Union granted the United Kingdom an extension to the Brexit deadline until October 31, 2019. The purpose of this extension is to allow for the ratification of the withdrawal agreement. If the withdrawal agreement is ratified, the United Kingdom will leave the European Union earlier than October 31, 2019. As a condition of the extension, the United Kingdom must take part in European Union elections on May 23, 2019. If it does not, the United Kingdom must leave the European Union on June 1, 2019 without any formal withdrawal arrangements.

The United Kingdom and the European Union are currently engaged in negotiations to structure their post-Brexit relationship, but significant uncertainty remains about the future relationship between the United Kingdom and the European Union. The uncertainties caused by Brexit have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Lack of clarity about future laws and regulations as the United Kingdom determines which European Union laws to replace or replicate upon withdrawal could depress economic activity and restrict our access to capital in the United Kingdom. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the United Kingdom and other European Union member states could be diminished or eliminated. This may impact our ability to freely move staff and equipment, and it may impact the cost associated with cross-border business, for example, by the re-introduction of import duties. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our equity shares.

The global economy may be adversely affected by economic developments in some markets.

The global financial and securities markets, and also the global economy, are influenced by economic and market conditions in some markets worldwide. The global economy may be influenced by shocks from some markets, including those relating to the ongoing trade war between China and the United States. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavoured by international investors. Consequently, there can be no assurance that the global and India’s financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the global and India’s economy and, indirectly, our business, financial condition and results of operations, and the market value of our equity shares.

Risks Related to Operations in India

Substantially all of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Substantially all of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

India is currently in an election year and the election of a new administration could result in uncertainty in the solar market, which could harm our operations.

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

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, cash flows and financial condition. For the risk of congestion or disruption with respect to India’s electricity grid and transmission lines, see “— Risks Relating to Us and Our Industry — Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.”

A decline in India’s foreign exchange reserves may adversely affect liquidity and interest rates in the Indian economy.

According to the weekly statistical supplement of the RBI Bulletin, India’s foreign exchange reserves totalled US$26,565 billion as of March 29, 2019. A sharp decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favorable terms or at all.

A slowdown in economic growth in India could cause our business to suffer.

Since inception, all of our revenue has been derived directly from sales by AZI and its various other subsidiaries in India. In addition, the CIA World Factbook estimates that consumer inflation in India was approximately 3.6% in 2017. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, a general rise in interest rates, inflation and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of monsoon, which is difficult to predict. Although the Indian economy has continued to grow in the past few years, any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for power and, as a result, on our financial condition, results of operations and cash flows.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of an unexpected rise in global crude oil prices or otherwise, the Indian economy, and therefore our business and our financial performance could be significantly harmed.

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

For example, under its consolidated foreign direct investment policy, the Indian government has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all of AZI’s equity shares are directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by AZI into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. While these guidelines currently do not materially limit our planned investments in our Indian subsidiaries, to the extent they become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

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

Imposition of anti-dumping or safeguard duties on solar equipment imports may increase our costs and affect our margins.

The Ministry of Finance of the Indian government imposed a 25% safeguard duty on import of solar panels from July 30, 2018 to July 29, 2019, which will be lowered to 20% for the ensuing six months and 15% for the six months thereafter. While certain solar power producers approached the High Court of Orissa and obtained an interim stay in July 2018, the Supreme Court of India overturned this order on September 11, 2018, and accordingly the safeguard duty continues to be in effect.

Our PPAs typically contain change-in-law provisions which permit us to pass on such increases to our offtakers with an upward revision of tariff by obtaining an order to this effect from the relevant electricity regulatory commissions. While we have commenced submitting change-in-law petitions before relevant electricity regulatory commissions, we cannot assure you that the electricity regulatory commissions will revise relevant tariffs sufficiently or at all. To the extent we are unable to pass on the impact of the imposition of safeguard duty to our offtakers, in part or in whole, under any of our PPAs, our increased costs of purchase of solar panels could adversely affect our operating results, cash flows and financial condition.

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

•

The Ministry of Finance of the Indian government recently imposed a 25% safeguard duty on import of solar panels from July 30, 2018 to July 29, 2019, which will be lowered to 20% for the ensuing six months and 15% for the six months thereafter. While certain solar power producers approached the High Court of Orissa and obtained an interim stay in July 2018, the Supreme Court of India overturned this order on September 11, 2018, and accordingly the safeguard duty continues to be in effect.

•

A comprehensive national goods and services tax (“GST”) regime that combines taxes and levies by the central and state governments into a unified rate structure has come into effect since July 1, 2017, unifying and replacing various indirect taxes applicable earlier. The GST rules were amended multiple times since the effective date. The GST has led to a minor increase in the cost of operations of the onshore subsidiaries part of Solar Green Bond (“Restricted Subsidiaries”) since various services received by the onshore Restricted Subsidiaries are now taxed at the rate of 18% under GST as compared to the earlier service tax which was charged at the rate of 15%. Any further amendment to the GST rules may result in addition to project costs and operation costs of the power plants.

•

The Indian government has also amended the Income Tax Act, 1961 in respect of the manner of determining the ‘tax residency’ of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Indian government has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended provisions and the treatment of our subsidiaries under such provisions is uncertain.

•

The provisions of the General Anti-Avoidance Rules (“GAAR”) came into effect on April 1, 2017. The GAAR provisions can be invoked once an arrangement is regarded as an “impermissible avoidance arrangement”, which is any arrangement, or a part of it, the main purpose of which is to obtain a tax benefit and which satisfies at least one of the following tests: (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which is not ordinarily employed for bona fide purposes. The onus to prove that the transaction is not an “impermissible avoidance agreement” is on the assessee, i.e. an arrangement shall be presumed, unless it is proved to the contrary by the assessee. If GAAR provisions are invoked, then the tax authorities have wide powers, including denial of tax benefit or a benefit under a tax treaty the consequences and effects of which are not determinable at present. Such effects could materially and adversely affect our business, prospects, cash flows, financial condition and results of operations.

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

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2016, cyclonic storm resulted in heavy rains over the state of Tamil Nadu in southern India and adjoining areas, as a result of which, many parts of Tamil Nadu and Andhra Pradesh witnessed massive damage. In May 2018, high-velocity dust storms swept across the northern region in India resulting in destruction of infrastructure including electric poles and mass casualties. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our solar projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future.

War, terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that causes significant harm to our business, results of operations, cash flows and financial condition.

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

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We are structured as a Global Business Company (“GBC”) in Mauritius. A GBC must at all times:

(i)	Carry out its core income generating activities in or from Mauritius by:

- employing either directly or indirectly a reasonable number of qualified persons to carry out the core activities, and

- having a minimum level of expenditure, which is proportionate to its level of activities

(ii)	Be managed and controlled from Mauritius; and
(iii)	Be administered by a Management Company.

In a circular addressed to Management Companies dated October 12, 2018, the Financial Services Commission in Mauritius have advised that going forward, in assessing the exact substance requirements to be met by a GBC, they shall consider the nature and level of core income generating activities conducted (including the use of technology) by the GBC and taking into account the circumstances of each GBC, based on the following indicative guidelines:

Non-financial services activities	Minimum expenditure	Employment in Mauritius (direct or indirect)
	(U.S. dollar)
Investment holding (excluding IP rights)	12,000	No minimum employment specified
Non-investment holding	15,000	If annual turnover is: -Less than US$100 million – minimum of one -More than US$100 million – minimum of two

Generally, the income tax rate for GBCs is at 15%, but subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where the said partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

As a foreign private issuer, we are exempt from a number of rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, applicable to U.S. domestic issuers, including the furnishing and content of proxy statements, compliance with the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act applicable to executive officers, directors and principal shareholders. We are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

We believe that we were not a passive foreign investment company (“PFIC”) for our taxable year ending March 31, 2019 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition and amount of our gross income and the relative quarterly average value of our assets. In particular, if we generate a small amount of gross income that is attributable to passive income in a taxable year, then there is a risk that we may be a PFIC for that year. If we were a PFIC for any taxable year in which you hold our equity shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our equity shares regardless of whether we continued to be a PFIC in any subsequent year, unless you mark your equity shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Status.”

If a United States person is treated as owning at least 10% of our equity shares, the holder may be required to include amounts in its U.S. taxable income even if we do not make distributions to our shareholders.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our equity shares, that person may be required to include certain amounts in its U.S. taxable income even if we make no distributions to our shareholders. A United States person that is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our equity shares will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. As a result of tax legislation enacted in 2017, it is not certain under what circumstances our non-U.S. subsidiaries will be treated as controlled foreign corporations. However, because our group includes U.S. subsidiaries, our non-U.S. subsidiaries could be treated as controlled foreign corporations with respect to any United States shareholders (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation in our group would be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income,” and investments in United States property, if any, related to that controlled foreign corporation, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Because we do not maintain U.S. tax books and records, we do not expect to be able to furnish to any United States shareholders the information that may be necessary to comply with the shareholder’s reporting and taxpaying obligations under these rules. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our equity shares, including the possibility that the investor may be treated as a “United States shareholder” as a result of direct, indirect or constructive ownership of our equity shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Azure Power Global Limited. We are a public company limited by shares incorporated in Mauritius on January 30, 2015. Our registered office is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. Our principal executive offices are located at: 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi—110037, India, and our telephone number at this location is (91-11) 49409800. Our principal website address is www.azurepower.com. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Our agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, NY 10005.

Founded by Inderpreet Wadhwa in 2008, we developed India’s first utility scale solar project in 2009. As of March 31, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,441 MW which represents a compound annual growth rate, or CAGR, of 89%, since March 2012. As of such date we were also constructing 13 projects with a combined rated capacity of 386 MW and had an additional 1,529 MW committed, bringing our total portfolio capacity to 3,356 MW. Additionally, in April 2019, we commissioned 150 MW of the Rajasthan 5 solar power project, bringing our combined rated capacity to 1,591 MW. Megawatts committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer power purchase agreements, or PPAs, signed or allotted but not yet commissioned and operational as of the reporting date.

B. Business Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since 2011, we have achieved an 85% reduction in total solar project cost, including an 86% decrease in balance of systems costs, due in part to our value engineering, design and procurement efforts.

Indian solar capacity installed reached approximately 28 GW at the end of March 2019 with a target to achieve 100 GW of installed solar capacity by 2022. Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to coal and diesel-based power, the economic and climate costs of which continue to increase every year. Through our use of solar power, we estimate that the Company has avoided the release of approximately 2.2 million tons CO2, which is equivalent to the byproduct of burning approximately 1.6 million tons of coal.

We conduct our rooftop solar business under the brand “Azure Roof Power”. We believe that we have one of the largest rooftop portfolios in India and our customers include large commercial real estate companies, a leading global chain of premium hotels, distribution companies in Smart Cities, warehouse owners, train corporations and water supply companies. We entered into an arrangement for US$ 135 million, which we believe is the largest solar rooftop debt warehousing financing in India, with a consortium led by International Finance Corporation, a member of the World Bank Group and attracted the participation of leading institutions, including FMO - the Dutch development bank, Société de Promotion et de Participation pour la Coopération Economique (Proparco) – the French development finance institution, and Oesterreichische Entwicklungsbank AG (OeEB) – the development bank of Austria.

Utility scale solar projects are typically awarded through government auctions. We believe the strong demand for our solar power is a result of the following:

•	Low levelized cost of energy. Our in-house EPC expertise, purely solar focus, advanced in-house O&M capability and efficient financial strategy allow us to offer low-cost solar power solutions.
•

Our integrated profile supports growth. Our integrated profile affords us greater control over project development, construction and operation, which provides us with greater insight and certainty on our construction costs and timeline.

•

Strong value proposition for our customers. We manage the entire development and operation process, providing customers with long term fixed price PPAs in addition to high levels of availability and service. This helps us win customer confidence and repeat business.

•

Strong community partnerships. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative business. As a result, we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk.

•

We take a leading role in policy initiatives. We provide input to the government to help it design an auction process supporting multiple winners at differentiated price points and implement a transparent bidding process open to all participants.

We generate revenue from a mix of leading government utilities and commercial entities. Because we have our own EPC and O&M capabilities, we retain the profit margins associated with those services that other project developers may need to pay to third-party providers.

Market Opportunity

India is the most populous democracy in the world with a population of more than 1.34 billion. India’s GDP has grown at around 6-7% post the economic liberalization of the economy in 1991, making it one of the fastest-growing economies in the world. Improvements in macro-economic stability due to ongoing structural reforms, fiscal discipline, efficient delivery of services and financial inclusion have contributed significantly towards this robust growth.

An efficient, resilient, and financially robust power sector is essential for the growth of the Indian economy. A series of reforms in the 1990s and the Electricity Act 2003 have moved the Indian power sector towards being a competitive market with multiple buyers and sellers supported by regulatory and oversight bodies. India’s annual per capita electricity consumption reached 1.149 MWh in fiscal year 2018 as per the Central Electricity Authority (“CEA”) Report. Although the annual per capita power consumption of India has grown significantly from 0.6 MWh in fiscal year 2010 to 1.149 MWh in 2018, it is among the lowest in the world. The annual per capita electricity consumption of India was 0.9 MWh in fiscal year 2016, whereas countries like China and the United States had a per capita electricity consumption of 4.3 MWh and 12.8 MWh, respectively, in fiscal year 2016. There are various factors such as electrification rates, purchasing power, market saturation and electrical heating or cooling requirements, which impacts the per capita consumption levels globally. The energy and the peak demand met (availability) have grown at a CAGR of 6.25% and 6.13%, respectively, in the last 10 years (fiscal year 2009 to fiscal year 2019). Whereas, consumption has grown at a rate of around 7% during the same period. The difference in growth rate of consumption and availability is due to an improvement in transmission and distribution losses.

Electricity demand is expected to rise in future due to increased electrification (led by many of the Indian government’s initiatives like “Power for All”, “Make in India”, dedicated freight corridor, rural electrification and electric vehicles), increases in household purchasing power and industrial and agricultural advancement. Further, there are other policy directives like DSM, Energy Conservation & Efficiency improvement programs such as Ujala and Street light national program, which would lead to increase in electricity demand. The proposed amendments to the Electricity Act, 2003 and the National Tariff Policy, 2016 focuses on boosting renewable energy in the future. In addition, the Indian government has also implimented initiatives like UDAY, which is expected to improve DISCOM finances thus helping in bankability of capital investments.

Climate change has become a major concern for the world and India has committed to the global climate change initiative and has ratified the Paris Agreement on Climate Change in October 2016. As part of the Nationally Determined Contributions (NDC), India has committed to reduce the emissions intensity of its GDP by 33 – 35% by fiscal year 2030 from fiscal year 2005 levels.

The renewable energy (“RE”) sector has been at the forefront of growth in capacity development in India with the country’s RE installed capacity increasing by 6 times in the last 10 years. The share of RE capacity in the overall generation capacity mix has increased from 8% to 21% during this period. As per CEA reports, renewable energy capacity is around 77.6 GW as on March 31, 2019, whereas total potential is over 1,000 GW.

Due to its favorable location in the solar belt, India is one of the best recipients of solar energy. About 5,000 trillion kWh per year energy is incident over India's land area with most parts receiving 4-7 kWh per square meter per day. The solar power potential of the country remains largely untapped with only 28 GW of installed power compared with 749 GW of potential. MNRE has pegged the highest solar energy potential in Rajasthan at 142 GW followed by Jammu and Kashmir with 111 GW.

The share of solar energy of overall RE installed capacity has increased from 2% in 2009 to around 21% in 2018, growing at a CAGR of 40%. The sector is supported by a well-established institutional framework with specific roles and responsibilities assigned to various stakeholders. For example, MNRE devises key policies in the solar sector. Power from solar projects can be sold to DISCOMs under central or state schemes or to end consumers through open access or captive route. Further, large scale adoption of solar capacity additions in India is primarily driven by various fiscal and regulatory incentives provided by the Government of India. Some of these measures are:

•

National Solar Mission (NSM). This is a major initiative of the Indian government is to promote ecologically sustainable growth while addressing India’s energy security challenge. NSM was introduced as part of India’s National Action Plan on Climate Change (“NAPCC”) in 2010 with a view to deploy 20 GW of solar capacity by fiscal year 2022. The targets were subsequently revised to 100 GW in June 2015.

•

Solar Renewable Purchase Obligation (“RPO”). RPO was one of the important instruments of the Ministry or Power (“MOP”) to achieve the goal of installing 175 GW of renewable energy by fiscal year 2022. MOP in consultation with the MNRE vide Order dated July 22, 2016 had notified the trajectory of RPOs for non-solar as well as solar uniformly for all the States/ Union Territories for the period fiscal year 2017 to fiscal year 2019. Vide its order dated June 14, 2018, MOP has notified the RPO for period fiscal year 2020 to fiscal year 2022. Solar RPO target is set at 10.5% by fiscal year 2022.

•

Waiver of ISTS charges and losses for solar and wind energy projects. There are no interstate charges and losses for the sale of solar and wind power for projects commissioned by March 31, 2022. The waiver will apply for a period of 25 years from the date of commissioning. The waiver is applicable for only those projects awarded through competitive bidding and projects entering into PPAs with entities for compliance of their RPO.

•

Solar Parks. The Indian government has established a plan to create 40 GW of solar parks by fiscal year 2022. Under this scheme, the park developer (a joint venture between the state government nodal agency and central government nodal agency/private companies) is responsible for identifying and acquiring land, obtaining clearances, building common infrastructure, making water available, maintaining the transmission network from the park to the nearest grid substation, among other responsibilities. Solar parks are created with the intention of reducing the development risk for solar project developers. The execution of this government initiative has faced challenges in terms of both land acquisition and evacuation of power generated in solar parks. As of March 2019, only 21% of the planned target for fiscal year 2022 has been achieved. As of March 2019, 84% of our portfolio assets are outside of solar parks, thus the delays in commissioning of our projects has not been materially affected by these challenges.

The solar energy sector has also benefited from declining tariffs driven by even higher declines in PV module costs, improvement in efficiency due to greater scale of projects, access to long tenure financing and a drop in interest rates to finance solar projects.

These factors have been instrumental in increasing solar installations in India to approximately 28 GW as of March 31, 2019, which is a CAGR of 61% between fiscal year 2014 and fiscal year 2019.

Our Business Strategy and Approach

We sell energy to government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also provide delivery commitments for the electricity production of our solar power plants to our customers.

The typical project plan timeline for our projects is approximately one year. The major stages of project life cycle are bidding, land acquisition, financing, material delivery and installation, as well as monitoring and maintenance. Once a bid is won, a letter of intent is issued and all of our departments initiate their activities. After that, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned. Generally, once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. Once land is obtained, our EPC team works very closely to construct and deliver the plant in the most efficient manner. Once commissioned, our O&M team monitors performance of all the projects near real time. We finance our projects with a mix of equity and debt.

We utilize our integrated project development, EPC, financing and O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs. A low cost structure allows us to bid for auctions strategically, which supports our high auction win rate and helps preserve our market leading position in the solar power industry in India, which further reduces costs.

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

Power Yield Improvement. We also utilize our in-house operational capabilities maximize project yield and performance through proprietary system monitoring and adjustments. We expect to innovate further to reduce the cost of energy for our customers and compete with local alternatives in the utility market.

We have one patent published and another seven patents filed for technology to improve yield and performance technologies we employ include.

•	System and method for prepaid power module
•	Seasonal solar tracking system
•	Remote tracking for photovoltaic power generation through National Operations Control Center (NOCC)

•	Thin film photovoltaic module mounting structure with single axial movement
•	Sprinkler technology for cleaning of solar modules
•	A water distribution system for solar power generation which reutilizes water used for cooling photovoltaic cells
•	Developing systems for scheduling and forecasting platform
•	Plant performance analytics to identify areas for current and future loss minimization

Project Cost Reduction. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar system cost and yield. We have demonstrated an 85% decrease in total solar project cost since fiscal 2011 in part through continual innovation in our EPC and O&M capabilities. In the past fiscal year, we have evaluated and implemented superior technology and taken several engineering optimization initiatives that led to BOS cost reduction and yield improvements.

We lower the levelized project cost of energy through our three-pronged approach as follows:

•

Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology while ensuring sourcing from top-tier suppliers that optimizes both the system cost and power yield of the total solar block. We are able to negotiate pricing as we have significant economies of scale, built a well-recognized brand, and strong supplier relationships. As a result of our value engineering, we have seen a significant reduction in balance of system costs.

•

Operational performance monitoring. We operate a National Operating Control Center (“NOCC”) that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

•

Financial strategy. We are able to partly offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy, we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders.

Effective Bidding. Our bidding expertise has led us to consistent wins with average tariffs 18% higher than the lowest bid in the market for our pipeline projects of ~2 GW. We are an experienced market participant with a track record of winning bids with prudent project selection targeting long term offtake with a high proportion of projects with highly rated and /sovereign counterparties. Majority of the projects won by us, in 2018, have been at tariffs higher than the lowest bid in the market.

Capital Cost Reduction. Our long-standing global relationships and strategic partnership has enabled us to diversify our capital sources. We have raised capital from various sources including export credits institutions, development finance institutions, domestic and international lenders, and public equity. We also issued India’s first ever Solar Green Bond that allowed us to access international bond markets at attractive financing rates. In addition, we are pursuing project equity and mezzanine as a way to lower our cost of capital, enhance returns and to optimize the efficiency of our capital.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

•

Local expertise through countrywide presence. We have 1,441 MW operational. Our operational portfolio includes 100 MW of rooftop projects spread across over 600 cities and over 4,000 roofs under various stages.

At present, our operational portfolio is primarily located in the highest radiation zones, spread across 24 states, which we believe is the largest for any renewable company in India, and are well diversified with no state making up more than 19% of the operational portfolio. With a highly experienced and dedicated team present across the nation, we have expertise in working on solar power projects across India. We believe we have set new industry benchmarks on several projects by achieving Inter State Transmission Systems (“ISTS”) connectivity approvals for over 1.3GW significantly ahead of schedule due to our proactive acquisition of land, making us more competitive than other bidders in the market for future Non-Solar Park (“NSP”) and ISTS tenders.

We also believe in empowering the community we work with. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long-term community relationships, which allow us to improve our time of completion, further reducing project development risk. Altogether, these efforts and experiences have enabled us to have a better understanding of the market and built good relationships with our stakeholders.

•

Portfolio with customers that have strong credit ratings. We have a strong track record in project development across utility scale, commercial rooftop and micro-grids projects. We have rapidly grown our project portfolio with high credit rating offtakers, which has enabled us to be competitive in the market with higher returns. We have a strong off-taker mix with 68% of the operational portfolio rated investment grade, 46% of the operational portfolio with sovereign-backed offtakers and tariffs higher than the lowest bid in market. We have significantly expanded our presence in commercial business with strong credit off-take under Azure Roof Power solutions, having experienced a compounded annual growth rate of 82% since 2014.

•

Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency. Because of our operational capabilities, we have been able to increase our operational capacity from 55 MW as of March 31, 2014 to 1,441 MW as of March 31, 2019.

•

Sustainable Market Leadership. We have several market-leading advantages in the solar power industry in India. We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop project under a smart city initiative in 2013. Scalable model and consistent execution allow growth in line with the market.

•

Strong Track Record of Execution Completion.  Integrated in-house teams for development, engineering, finance and operations have also played a vital role in making us more competitive compared to any other player in the industry. We have commissioned more than 300 kms of transmission, with interconnects at various voltage levels and our projects operate on over 7,000 acres of land. We believe we have set new industry benchmarks on ISTS projects by achieving over 1.3 GW approvals ahead of schedule. With growing experience in non-solar park tenders, we are making significant progress towards expertise in our transmission works. These strengthen us and provide us with an edge over our competitors

•

Strong Governance and Disclosure. We have strong corporate governance in line with NYSE and SGX-ST standards, which includes decision-making through various committees and an experienced board of directors. We are governed by key policies including our anti-bribery and corruption policy, whistle blower policy, code of business conduct and ethics and corporate social responsibility.

•

Strong management. Our senior leadership team and board of directors include widely recognized experts in solar energy, energy, finance and public policy, with track records of building successful businesses. Our board of directors also includes Arno Harris, Barney Rush, Cyril Cabanes, Sanjeev Aggarwal and R.P. Singh, who are well-respected global authorities in energy, finance and public policy.

•

Leverage Track Record and Management Relationships to Shape Policy. Our strong policy advocacy practice aims to support a sustainable and open market that offers opportunities to all stakeholders including solar power developers, investors and customers. As an active and leading policy advocate, we have been instrumental in helping the Indian government to design an auction process supporting multiple winners at differentiated price points and to implement a transparent bidding process open to participants regardless of their jurisdiction of incorporation, ownership of land or choice of technology. We have shared our recommendations with governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

•

Strong Community Partnerships. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long-term community relationships, which allow us to improve our time of completion, further reducing project development risk.

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

The major stages of project sourcing, development and operation:

•

Bidding. We have a well-organized process to effectively track all the policies and bid updates in the market. Once a tender is tracked, relevant information sourced from the request for proposal document is discussed with the finance and technical teams and approved by the relevant committees before a strategic decision is made to participate in the bid. We also have an in-house project development information database which help us predict and bid the most effective tariff in the market. Once the bid is won, a letter of intent is issued. Afterwards, the PPA is signed, which will reflect the commercial operation date before which a plant should be commissioned.

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

•

Material delivery and installation. Our procurement and construction teams work very closely to construct and deliver the plant in the most efficient manner. A detailed project plan is made and the progress tracker on the delivery and construction is reviewed continually. Accordingly, we have consistently commissioned our projects before the commercial operation date.

•

Monitoring and maintenance. Our operations team monitors performance of all the projects near real time through the NOCC, which allow us to respond rapidly to potential generation anomalies. They also perform scheduled preventive maintenance tasks on daily, weekly, monthly, and annual intervals to ensure our plants run smoothly and at high efficiency levels. Currently, we are able to monitor the performance of our solar power generation plants spread over 90 cities remotely.

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers with industry standard warranty and guarantee terms. As of April 30, 2019, we had made over US$1 billion in purchases from our suppliers. There are several suppliers in the market and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date of this annual report, our primary solar panel suppliers were First Solar FE Holdings PTE Ltd., Waaree Energies Pvt. Ltd., Hanwha Q CELLS Co. Ltd, Risen Energy Co Ltd. , GCL System Intergration Technology Co Ltd. and Canadian Solar Inc., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., Sungrow Power Supply Company, Solis Inverters, ABB India Limited, and Bonfiglioli Renewable Power Conversion India Pvt Ltd. We also engage the engineering services of Lahmeyer Group, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production, although the pace of this decline has been slowing recently.

We source lender technical due diligence and supplier third party certification from Lahmeyer International (India) Private Limited.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our plant load factor (“PLF”) is the lowest in the third quarter and highest in the first quarter of any given fiscal year, which for us ends on March 31.

Competition

We believe our primary competitors are other solar developers such as ReNew Power Limited, Tata Power Solar Systems Limited, Adani Power Limited and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favorably with our competitors in the regions we service. Approximately 67% of the counterparties of our operational portfolio are rated investment grade, which we believe is a leading position among utility scale project developers with installed capacity of over 1 GW.

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

Research and Development

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March, 31, 2019, we had one patent that had been published and seven patents filed. The patent applications include, real time and pre-paid solar power module, manual solar tracking system, thin film photovoltaic mounting assembly, the NOCC, generating electricity by reutilizing water used for cooling photovoltaic cells, a system for cleaning and cooling an array of solar panels, system for power generation and scheduling and AEINA-Android App to monitor and capture the data of all the rooftop projects.

Insurance

We maintain adequate insurance coverage to mitigate various business risks. Our insurance policies include, but are not limited to, erection all risk insurance, industrial all risk insurance, burglary insurance, fire and special perils insurance and directors and officers liability insurance.

REGULATION

Set forth below is a brief overview of the principal laws and regulations currently governing the businesses of our Indian subsidiaries. The laws and regulations set out below are not exhaustive, and are only intended to provide general information to the investors and are neither designed nor intended to be a substitute for professional legal advice.

The Electricity Act, 2003

The Electricity Act, 2003 (the “Electricity Act”) (as amended from time to time) regulates and governs the generation, transmission, distribution, trading and use of electricity in India. Under the Electricity Act, the transmission, distribution and trade of electricity are regulated activities that require licenses from the relevant electricity regulatory commission, namely CERC, or the relevant state electricity regulatory commission, or the joint commission (constituted by an agreement entered into by two or more state governments or the Indian government, as the case may be).

In terms of the Electricity Act, any generating company may establish, operate and maintain generating stations without obtaining a license if it complies with prescribed technical standards relating to grid connectivity. The generating company is required to establish, operate and maintain generating stations, tie-lines, sub-stations and dedicated transmission lines.

Further, the generating company may supply electricity to any licensee or directly to consumers, subject to availing open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and open access charges, as may be determined by the relevant electricity regulatory commission. In terms of the Electricity Act, open access means non-discriminatory use of transmission lines or distribution systems or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

The relevant electricity regulatory commission is empowered to, among other things, determine or adopt the tariff for supply of electricity by the generating company to a distribution licensee (such as the distribution utility companies), for transmission of electricity, wheeling of electricity and retail sale of electricity. However, the relevant electricity regulatory commission may, in case of shortage of supply of electricity, fix the minimum and maximum tariffs for sale or purchase of electricity under agreements between a generating company and a licensee or between licensees, for a period not exceeding one year, to ensure reasonable prices of electricity. While determining the tariff, commissions are required to be guided by, among others, the promotion of co‑generation and generation of electricity from renewable sources of energy.

Additionally, the Electricity Rules, 2005 (the “Electricity Rules”) also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of the ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. Further, in case of association of persons, captive users are required to hold not less than 26% of the ownership of the plant in aggregate and consume not less than 51% of the electricity generated, determined on an annual basis, in proportion to their share ownership in the power plant within a variation not exceeding 10%.

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

The Electricity (Amendment) Bill, 2018 was introduced to amend certain provisions of the Electricity Act, 2003. Among others, the amendment empowers the Indian government to establish and review a national renewable energy policy. Further, the Indian government may, in consultation with the state governments, announce policies and adopt measures for the promotion of renewable energy generation, including the grant of fiscal and financial incentives and the development of smart grids and other measures for the effective implementation and enforcement of such measures.

The National Electricity Policy, 2005

The Indian government approved the National Electricity Policy on February 12, 2005, in accordance with the provisions of the Electricity Act. The National Electricity Policy, 2005 provides the policy framework to the central and state electricity regulatory commissions in developing the Indian power sector, supplying electricity and protecting interests of consumers and other stakeholders, while keeping in view the availability of energy resources, technology available to exploit such resources, economics of generation using different resources and energy security issues. The National Electricity Policy emphasizes the need to promote generation of electricity based on non-conventional sources of energy.

The National Electricity Policy provides that the relevant electricity regulatory commission should specify appropriate tariffs in order to promote renewable energy, until renewable energy power producers relying on non-conventional technologies can compete with conventional sources of energy. The relevant electricity regulatory commission are required to ensure progressive increase in the share of generation of electricity from renewable energy sources and provide suitable measures for connectivity with the grid and sale of electricity to any person. Further, the relevant electricity regulatory commission are required to specify, for the purchase of electricity from renewable energy sources, a percentage of the total consumption of electricity in the area of a distribution licensee. Further, the National Electricity Policy provides that such purchase of electricity by distribution companies should be through a competitive bidding process. The National Electricity Policy permits the relevant electricity regulatory commission to determine appropriate differential prices for the purchase of electricity from renewable energy power producers, in order to promote renewable sources of energy.

The National Tariff Policy, 2016

The Indian government notified the revised National Tariff Policy effective from January 28, 2016. Among other things, the National Tariff Policy seeks to ensure availability of electricity to consumers at reasonable and competitive rates and financial viability of the Indian power sector and to attract investments and promote generation of electricity from renewable sources.

The National Tariff Policy mandates that the relevant electricity regulatory commissions must reserve a minimum percentage for purchase of solar energy equivalent to 8% of total consumption of energy by March 2022. In order to further encourage renewable sources of energy, the National Tariff Policy mandates that no inter-state transmission charges and losses shall be levied until such period as may be notified on transmission of the electricity generated from solar power plants through the inter-state transmission system for sale. In addition, the Ministry of Power of the Indian government, as an incentive to solar power developers and end consumers, waived inter-state transmission charges and losses for a period of 25 years from the date of commissioning a solar power project so long as the project is commissioned before December 2019 and so long as the power is sold to a distribution company.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017

The Central Electricity Regulatory Commission has announced the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017, or Tariff Regulations, which prescribe the criteria that may be taken into consideration by the relevant electricity regulatory commissions while determining the tariff for the sale of electricity generated from renewable energy sources which include, among others, return on equity, interest on loan and working capital, operations and maintenance expenses capital and depreciation. Accordingly, such tariff cannot be determined independently by renewable energy power producers such as our company. Pursuant to the National Tariff Policy, the CERC is required to determine the rate of return on equity which may be adopted by the relevant electricity regulatory commissions to determine the generic tariff, keeping in view the overall risk and prevalent cost of capital, which factors are also to be taken into consideration by relevant electricity regulatory commissions while determining the tariff rate. The Tariff Regulations prescribe that the normative return on equity will be 14% per annum to be grossed up by the prevailing minimum alternate tax as on April 1 of the previous year for the entire useful life of the project.

The Tariff Regulations also provide the mechanism for sharing of carbon credits from approved clean development mechanism projects between renewable energy power producers and the concerned beneficiaries. Under the Tariff Regulations, the project developer is entitled to retain 100% of the gross proceeds on account of clean development mechanism project benefit in the first year after the date of commercial operation of the generating station. Subsequently, in the second year, the share of the beneficiaries will be then progressively increased by 10% every year until it reaches 50% after which the clean development mechanism project proceeds are to be shared equally between the generating company and the beneficiaries.

Jawaharlal Nehru National Solar Mission

The NSM was approved by the Indian government on November 19, 2009 and launched on January 11, 2010. The NSM has set a target of 100 GW of solar power in India by 2022 and seeks to implement and achieve the target in three phases (Phase I from 2012 to 2013, Phase II from 2013 to 2017 and Phase III from 2017 to 2022). The target will principally comprise of 40 GW rooftop solar power projects and 60 GW large and medium scale grid connected solar power projects. The NSM aims at creating conditions for rapid scale up of capacity and technological innovation to drive down costs towards grid parity. In addition, the Indian government on March 22, 2017 and July 2, 2018 sanctioned the implementation of a scheme to enhance the capacity of solar parks from 20,000 MW to 40,000 MW for setting up at least 50 solar parks each with a capacity of 500 MW and above by 2019-2020, which was further extended to 2021-2022.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the relevant electricity regulatory commission to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, it requires the relevant electricity regulatory commission to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. Pursuant to this mandate, most of the relevant electricity regulatory commission have specified solar and non-solar RPOs in their respective states. In terms of the RPO regulations, RPOs are required to be met by obligated entities (that is, distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by entering into PPAs with renewable energy power producers or by purchasing renewable energy certificates. The RPO regulations require the obligated entities to purchase power from renewable energy power producers such as our company. In the event of default by an obligated entity in any fiscal year, the relevant electricity regulatory commission may direct the obligated entity to deposit an amount determined by the relevant electricity regulatory commission into a fund to be utilized for, among others, the purchase of renewable energy certificates. Additionally, pursuant to the Electricity Act, a defaulting obligated entity may also be liable to pay penalty as determined by the relevant electricity regulatory commission.

In May 2015, the Supreme Court of India upheld a regulation that made it compulsory for captive power plants and open access consumers to purchase electricity to fulfil their RPOs. This landmark judgment is expected to boost the demand for renewable energy by captive players and also improve the marketability of renewable energy certificates in India.

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010

The Central Electricity Regulatory Commission in terms of the abovementioned regulations has laid down the rules, guidelines and standards to be followed for planning, developing, maintaining and operating the power system, in the most secure, reliable, economic and efficient manner. These regulations have been amended to require solar power generators to forecast and schedule power generation on a day ahead basis. The schedule by solar generators which are regional entities may be revised by giving advance notice to the relevant Regional Load Dispatch Centre. These regulations require system operators and the relevant State Load Dispatch Centre/ Regional Load Dispatch Centre to make all efforts to evacuate the available solar power and treat each solar power generating station as a must-run station.

Ujjwal Discom Assurance Yojana (“UDAY”)

UDAY is a scheme formulated by the Ministry of Power of the Indian government, notified by Office Memorandum dated November 20, 2015. It provides for the financial turnaround and revival of power distribution companies (DISCOMs). The scheme is applicable only to State-owned DISCOMs including combined generation, transmission and distribution undertakings. The state government, DISCOMs and the Indian government are required to enter into agreements which shall stipulate responsibilities of the entities towards achieving the operational and financial milestones under the scheme. The scheme aims to minimize the gap between average cost of supply per unit of power and per unit average revenue realized, reduction in book losses and the power purchase cost per unit.

Integrated Power Development Scheme

The Integrated Power Development Scheme (IPD Scheme) was launched pursuant to the Office Memorandum of the Ministry of Power of the Indian government, dated December 3, 2014, by the Prime Minister of India on June 28, 2015 for urban areas, to ensure 24/7 power for all. The objective of the IPD Scheme is to (i) strengthen sub‑transmission and distribution network in the urban areas; (ii) meter distribution transformers/feeders/consumers in urban areas; and (iii) enable IT of the distribution sector and to strengthen the distribution network as per CCEA approval dated June 21, 2013 for completion of targets laid down under the Restructured Accelerated Power Development and Reforms Programme (“RAPDRP”) by carrying forward the approved outlay for RAPDRP to IPD Scheme. It aims to help in the reduction of AT&C losses, the establishment of IT enabled energy accounting/auditing system, improvement in billed energy based on metered consumption and improvement in collection efficiency.

Safety and Environmental Laws

We are governed by certain safety and environmental legislations, including the Hazardous Wastes and Other (Management and Transboundary Movement) Rules, 2016.

Under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, failure to comply with the orders and restrictions passed by the State Pollution Control Boards may result in imprisonment of a minimum term of one and a half years. Pursuant to notification B‑29012/ESS(CPA)/2016-17, the Central Pollution Control Board has abolished the requirement to obtain consents to establish and operate under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, for solar power projects of all capacities, across India. Each State Pollution Control Board is also required to issue the required notifications.

The failure to comply with the Hazardous and Other Waste (Management and Transboundary Movement) Rules, 2016 may attract monetary penalties as levied by the State Pollution Control Board and a liability for any damage to the environment or third parties.

Labor Laws

We are required to comply with certain labor and industrial laws, which include the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen’s Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labor (Regulation and Abolition) Act, 1970 and the Payment of Wages Act, 1936.

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

For instance, for the projects of the Restricted Subsidiaries in the states of Punjab, Karnataka, Maharashtra, Delhi, Odisha, Andhra Pradesh, Gujarat and Uttar Pradesh, these projects are subject to certain state policies as discussed below.

In respect of rooftop projects of the Restricted Subsidiaries in the states of Maharashtra, Delhi and Odisha, we are required to comply with prudent utility practices and other specifications as provided in the power purchase agreements.

Punjab

The Punjab Energy Development Agency is the agency responsible for promotion and development of renewable energy development projects and energy conservation schemes in the state of Punjab. The government of Punjab has formulated the New and Renewable Sources of Energy Policy- 2012, (Punjab Solar Policy, 2012) and aims to harness 1,000 MW of solar power generation capacity by 2022. All solar power projects developed under the Punjab Solar Policy, 2012 are treated as an industry in terms of industrial policy of Punjab and all the industrial incentives available to new industrial units will be applicable to solar power plants subject to the approval of Department of Industries and Commerce, government of Punjab. The Punjab State Power Corporation Limited reserves the right of first refusal on the power generated from renewable energy certificate based solar power projects and in case of refusal, the developer is permitted to sell the power under open access.

The predecessor of the Punjab Solar Policy, 2012 is the Punjab Solar Policy of 2006, which was operative up to 2012 and provided similar incentives to solar power developers, including in relation to land rent concessions, tax exemptions, exemptions from electricity duty, and single window mechanisms for government approvals.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The government of Karnataka has formulated the Karnataka Solar Policy 2014-2021 as amended by Government of Karnataka Notification No. EN 49 VSC 2016 dated January 12, 2017 (“Karnataka Solar Policy”), which will remain in effect until 2021 unless superseded by another policy. The Karnataka Solar Policy aims to harness a minimum of 6,000 MW by 2021 in multiple phases. Generation of solar power under the Karnataka Solar Policy is attractive to project developers because the policy provides incentives such as tax concessions under the Karnataka Industrial Policy and central excise duty and customs duty exemptions.

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited (“NREDCAP”) is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The government of Andhra Pradesh has formulated the Andhra Pradesh Solar Power Policy, 2018 (“Andhra Pradesh Solar Policy”) which has come into effect on January 3, 2019, in place of the Andhra Pradesh Solar Power Policy, 2015 and will remain applicable for a period of five years and/ or until such time a new policy is issued. Solar power projects that are commissioned during such operative period shall be eligible for the incentives declared under this policy, for a period of ten years from the date of commissioning, unless otherwise provided.

The Andhra Pradesh Solar Policy aims to promote setting up of solar power projects for sale of power to Andhra Pradesh distribution companies and targeting procurement of 2,500 MW of solar power within the next five years. Generation of electricity from solar power projects will be treated as an eligible industry under the schemes administered by the Industries Department, government of Andhra Pradesh and incentives available to industrial units under applicable schemes will be available to the solar power producers. According to the Andhra Pradesh Solar Policy, solar power projects of capacity up to 1000 kwp at a single location will be permitted.

Gujarat

The Gujarat Energy Development Agency (“GEDA”) is the agency responsible for promoting and developing renewable energy in the state of Gujarat. The government of Gujarat has formulated the Gujarat Solar Power Policy 2015, which will remain in effect until March 31, 2020. The Gujarat Solar Power Policy 2015 incentivises solar power generation through exemptions from payment of electricity duty and retention of complete clean development mechanism benefits by a developer of projects awarded through competitive bidding. The Gujarat government has also launched the Gujarat Industrial Policy 2015, which aims to further promote the renewable energy sector.

The predecessor of the Gujarat Solar Power Policy 2015, the Gujarat Solar Power Policy 2009, which was operative up to March 31, 2014 with benefits extending for up to 25 years from the date of commissioning of an eligible project during the operative period, also offered similar incentives to solar power producers, with assistance being provided by the GEDA, including in relation to identification and procurement of suitable land and obtaining approvals within the State government’s purview.

Uttar Pradesh

Electricity generation from solar power projects is regulated by the Uttar Pradesh New and Renewable Energy Development Agency (“UPNREDA”) under the Uttar Pradesh Solar Power Policy, 2017 (“UP Solar Policy”), which was issued by the government of Uttar Pradesh with effect from November 6, 2017 with the aim of providing solar power investment opportunities and to help achieve the state’s eight percent solar renewable purchase obligation target by 2022. The UP Solar Policy will remain in operation for a period of five years or until the government of Uttar Pradesh notifies the new policy whichever is earlier. The government of Uttar Pradesh has set a target of 10,700 MW for solar power including 4,300 MW from rooftop solar projects, by 2022. The incentives under the UP Solar Policy includes, among others, bearing part of the construction cost for transmission lines in certain regions, exemption from cross-subsidy surcharges, wheeling charges and transmission charges and exemption of electricity duty on sale of electricity to distribution licensee, captive consumption and third-party sale for 10 years.

Maharashtra

The Maharashtra Energy Development Agency (“MEDA”) is the nodal agency in renewable energy and state designated agency in energy conservation sector. The government of Maharashtra has formulated the Comprehensive Policy for Grid-connected Power Projects based on New and Renewable (Non-conventional) Energy Sources – 2015 to meet the target set by the Indian government for installation of solar power projects of 100GW capacity in the country by 2022. The policy aims to develop a total of 7,500MW capacity of solar projects of which 2,500MW will be developed by MAHAGENECO in public private partnership mode to fulfil the renewable energy generation obligation, while the remaining will be developed by other developers. The policy grants certain benefits such as allocation of land on concessional rates to eligible projects.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

1.	Azure Power Global Limited has an option to purchase 2.7% and 0.1% of equity shares held by Mr. Inderpreet Singh Wadhwa and Mr. Harkanwal Singh Wadhwa, (Founders) in Azure Power India Private Limited.

The following table sets out our significant subsidiaries on the basis of operating capacity during the fiscal year ended March 31, 2019:

Name	Country of Incorporation	Percentage of Ownership
Azure Power India Private Limited (Multiple projects)	India	97.2%
Azure Power Pluto Private Limited (Punjab 4.1, 4.2 and 4.3)	India	99.9%
Azure Power Thirty Three Private Limited (Gujarat 2)	India	99.9%

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

We generate revenue from a mix of leading government entities such as NTPC Limited, NTPC Vidyut Vyapar Nigam Limited, a subsidiary of NTPC Limited, Delhi Metro Rail Corporation, Indian Railways and the Solar Energy Corporation of India Limited as well as commercial entities such as Torrent Power Limited, DLF Limited, and Oberoi Hotels. We typically enter into 25 year power purchase agreements, or PPAs with these customers who pay a fixed rate for electricity generated by our solar power plants. Our financial strategy is to build our solar assets with the most efficient cost of capital available to us. Because we have our own engineering, procurement and construction, or EPC, as well as O&M capabilities, we retain the profit margins associated with those services that other project developers normally pay to third party providers. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

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

We recognize revenue on a monthly basis from the solar energy kilowatt hours sold to our customers post the installation of the system and approval of the energy grid connections. The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our PLF from operational solar power plants is lowest in the third quarter and highest in the first quarter of any given fiscal year which ends on March 31.

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

Under U.S. GAAP, we depreciate the capital cost of solar power plants over the estimated useful life of 25-35 years.

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

From time to time, we have raised funds through issuance of compulsorily convertible debentures and Series A through I compulsorily convertible preferred shares. We classified our previously outstanding compulsorily convertible debentures and Series E and Series G compulsorily convertible preferred shares as a liability on our consolidated balance sheet. Series A to D, Series F, Series H and Series I compulsorily convertible preferred shares were classified as temporary equity on the consolidated balance sheet until March 31, 2017. Concurrent to the closing of our initial public offering in October 2016, the compulsorily convertible debentures and compulsorily convertible preferred shares were converted into equity shares.

Power Purchase Agreement

The material terms of the PPAs we have entered into and bids we have won as of March 31, 2019 are summarized in the following table.

Project Names	Commercial Operation Date(1)	PPA Capacity (MW)	DC Capacity (MW)	Tariff (INR / kWh)	(6)	Offtaker	Duration of PPA in Years
Utility
Operational
Gujarat 1.1	Q2 2011	5	5	15.00(2)		Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5	5	15.00(2)		Gujarat Urja Vikas Nigam Limited	25
Punjab 1	Q4 2009	2	2	17.91		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 1	Q4 2011	5	5	11.94		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20	20	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15	16	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15	15	7.67		Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15	15	7.97		Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4	4	8.28		Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10	10	7.47		Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10	12	8.99		Uttar Pradesh Power Corporation Limited	12
Rajasthan 3.1	Q2 2015	20	22	5.45(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40	44	5.45(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40	41	5.45(3)		Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10	10	6.44		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10	10	6.45		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10	10	6.46		Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5	5	5.45(3)		Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2	2	5.43(3)		Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10	11	6.66		Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1(4)	Q1 2016	50	50	6.25(2)		Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24	25	7.19		Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4	4	7.33		Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10	10	8.39		North & South Bihar Power Distribution Company Limited	25
Punjab 4.1	Q4 2016	50	52	5.62		Punjab State Power Corporation Limited	25
Punjab 4.2	Q4 2016	50	52	5.63		Punjab State Power Corporation Limited	25
Punjab 4.3	Q4 2016	50	52	5.64		Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50	53	6.51		Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40	42	6.51		Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40	42	6.51		Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2	2	5.50(3)		Ordinance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5	5	5.31		Ordinance Factory, Ambajhari	25
Andhra Pradesh 2(5)	Q2 2017	100	118	5.12		Southern Power Distribution Company of Andhra Pradesh Limited	25
Uttar Pradesh 2	Q2 2017	50	50	4.78		NTPC Vidyut Vyapar Nigam Limited	25

Project Names	Commercial Operation Date(1)	PPA Capacity (MW)	DC Capacity (MW)	Tariff (INR / kWh)	(6)	Offtaker	Duration of PPA in Years
Utility
Operational
Telangana 1	Q1 2018	100	128	4.67		NTPC Vidyut Vyapar Nigam Limited	25
Uttar Pradesh 3	Q2 2018	40	40	4.43(3)		Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50	50	4.43(3)		Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260	313	2.67		Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50	63	2.93		Bangalore Electricity Supply Company	25
Karnataka 4.2	Q1 2019	50	64	2.93		Hubli Electricity Supply Company Limited	25
Total Operational Utility		1,328	1,479
Total Operational Rooftop(8)	2013 – Q4 2018	113	116	5.7⁽⁴⁾		Various	25
Total Operational Capacity		1,441	1,595
Under Construction
Rajasthan 5(5)(7)	Q3 2019	200		2.48		Solar Energy Corporation of India Limited	25
Maharashtra 3	Q3 2019	130		2.72		Maharashtra State Electricity Distribution Company Limited	25
Total Under Construction- Utility		330
Total Under Construction- Rooftop	Q4 2018 – Q3 2019	56		4.98⁽⁴⁾		Various	25
Total Capacity Under Construction		386
Committed
Assam 1	Q2 2020	90		3.34		Assam Power Distribution Company Limited	25
Maharashtra 2	Q2 2020	200		3.07		Maharashtra State Power Generation Company Limited	25
SECI 1	Q4 2020	600		2.53		Solar Energy Corporation of India Limited	25
NTPC 1	Q1 2021	300		2.59		NTPC Limited	25
SECI 2	Q4 2020	300		2.58		Solar Energy Corporation of India Limited	25
Total Committed Capacity – Utility		1,490
Total Committed Capacity – Rooftop	Q4 2018 – Q3 2019	39		4.9 ⁽⁴⁾		Various	25
Total Committed Capacity		1,529
Total Portfolio		3,356

Notes:

(1)

Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all.

(2)	Current tariff, subject to escalation. Please also see “—Tariff structure”
(3)	Projects are supported by VGF, in addition to the tariff. Please also see “—VGF for projects”
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation per the Indian Income tax regulation.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	150 MW of the Rajasthan 5 project was commissioned in April 2019.
(8)	Includes 4 MW of projects that are fully constructed and near commissioning.

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

VGF for projects

The VGF for Rajasthan 3.1 project is INR 23.0 million per MW, for Rajasthan 3.2 it is INR 22.0 million per MW, for Rajasthan 3.3 it is INR 13.0 million per MW and Rajasthan 4 it is INR 12.9 million per MW. The VGF for Andhra Pradesh 3 project is INR 7.5 million per MW. The VGF for Maharashtra 1 project is INR 0.9 million per MW. The VGF for Uttar Pradesh 3 is INR 10.0 million per MW. The VGF for Delhi 1 is INR 4.6 million per MW. The VGF on various rooftop projects is INR 2,131.5 million.

Key Operating and Financial Metrics

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of Measurement	Fiscal Year 2018	Fiscal Year 2019
Electricity generation (1)	kWh in millions	1,235.8	1,732.5
Plant load factor	%	18.2	18.6
Revenue (2)	INR in millions	7,700.6	9,926.2
Revenue	US$ in millions	118.3	143.5
Cost per MW Operating (3)	INR in millions	46.3	40.7
MW operating	MW	911.0	1,441.0
MW committed	MW	960.0	1,915.0
MW operating and committed	MW	1,871.0	3,356.0

(1)

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.

(2)	Revenue consists of revenue from the sale of power.
(3)	Installation of 1MW DC capacity

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

As for the cost of our system components, we witnessed a steep decline of solar module prices of approximately 85% from 2011 to 2019. Including other system costs decreasing by approximately 86%.

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

The following table represents the megawatts operating and megawatts committed as of the end of the respective periods presented:

	As of March 31,
	2018	2019
Megawatts Operating	911.0	1,441.0
Megawatts Committed	960.0	1,915.0
Megawatts Operating and Committed	1,871.0	3,356.0

We are targeting having 1,800 MW to 1,900 MW operating by March 31, 2020. Our ability to achieve this guidance will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, our ability to further strengthen our operations team to execute the increased capacity, and our ability to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed in  “Item 3. Key Information—D. Risk Factors.”

Plant Load Factor

The plant load factor is the ratio of the actual output of all our solar power plants over the reporting period to their potential output if it were possible for them to operate at full rated capacity. The plant load factor is not the same as the availability factor. Our solar power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our plant load factor is a result of seasonality, cloud covers, air pollution, the daily rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid availability.

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Plant load factor was 18.6% for the fiscal year 2019 compared with 18.2% for the fiscal year 2018, primarily due to higher insolation during the year.

	Fiscal Year Ended March 31,
	2018	2019
Plant Load Factor (%)	18.2	18.6

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Fiscal Year Ended March 31,
	2018	2019
Electricity Generation (kilowatt hours in millions)	1,235.8	1,732.5

Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is a non-U.S. GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization and (d) loss/(income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

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

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss)/profit to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2018	2019
	INR	INR	US$
	(In thousands)
Net (loss)/profit	(1,022,229)	138,493	2,002
Income tax (benefit) /expense	(252,882)	152,812	2,210
Interest expense, net	5,168,218	4,873,042	70,460
Depreciation and amortization	1,882,451	2,137,133	30,901
Loss on foreign currency exchange	45,716	442,001	6,391
Adjusted EBITDA	5,821,274	7,743,481	111,964

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, freehold land or leasehold land, capitalizable financing costs, and installation costs incurred for installing one megawatt of DC capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. The project cost per megawatt operating for the fiscal years ended March 31, 2018 and 2019 was INR 46.3 million, INR 40.7 million (US$ 0.59 million), respectively. The project cost per megawatt was lower for the fiscal year ended March 31, 2019 due to lower costs on account of a decline in solar module prices and efficiency gains in balance of system costs. The project cost per megawatt was lower for the year ended March 31, 2019 due to lower costs on account of a decline in solar module prices and efficiency gains in balance of system costs.

Nominal Contracted Payments

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed. To calculate the nominal contracted payments, we multiply the contract price per kilowatt hour as per the respective PPA by the estimated annual energy output for the remaining life of the PPA period. In estimating the nominal contracted payments, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all solar projects committed and operating as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the following formula:

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

	As of March 31,
	2018	2019
	INR	INR	US$
Nominal contracted payments (in thousands)	358,816,034	584,196,197	8,447,024

	As of March 31,
	2018	2019
Total estimated energy output (kilowatt hours in millions)	82,884	170,718

Nominal contracted payments increased from March 31, 2018 to March 31, 2019 as a result of entering into additional PPAs. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and to INR 3.53 per kilowatt hour for fiscal year 2019. The overall trend of solar power tariffs is that the tariffs are declining in line with solar module prices.

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

	As of March 31,
	2018	2019
	INR	INR	US$
Portfolio Revenue run-rate (in thousands)	15,764,719	25,939,910	375,071

	As of March 31,
	2018	2019
Estimated annual energy output (kilowatt hours in millions)	3,557	7,468

Portfolio run-rate increased from March 31, 2018 to March 31, 2019 as a result of the increase in operational and committed capacity during the period.

Components of Results of Operations

Operating Revenue

Operating revenue consists of solar energy sold to customers under long term PPAs, which generally have a term of 25 years. We have one customer for each solar power plant. Our customers are power distribution companies and, to a lesser extent, commercial and industrial enterprises.

We recognize revenue on PPAs when the solar power plant generates power and it is supplied to the customer in accordance with the respective PPA. Revenue is recognized each period based on the volume of solar energy supplied to the customer at the price stated in the PPA, once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts we supplied are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted plant load factors, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2019, the adjustments have not been significant. The difference between the actual billing and revenue recognized is recorded as deferred revenue.

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

Interest Expense, Net

Interest expense, net consists of interest incurred on term loans for projects under our fixed and variable rate financing arrangements including interest expense on the Green Bonds (as defined below), cost of hedging the foreign currency risk on the solar green bond transactions, and interest expense on non-convertible debentures. Interest cost also includes the cost of swaps and option contracts entered to mitigate the foreign exchange risk for solar green bond transactions. The Company has designated the swaps and option contracts as a cash flow hedge and are tested for effectiveness on a quarterly basis or as determined at the time of designation of hedge. Interest expense also includes bank fees and other borrowing costs, which are typically amortized over the life of the loan using the effective interest rate method. Interest expense is presented net of capitalized financing costs and interest income earned from bank deposits. Interest incurred in connection with a project that has been commissioned is expensed while interest incurred prior to commissioning is capitalized.

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

We also enter into foreign currency option contracts to mitigate and manage the risk of changes in foreign exchange rates on our borrowings denominated in currencies other than our functional currency. These hedges do not qualify as cash flow hedges under Accounting Standards Codification, or “ASC”, Topic 815, “Derivatives and Hedging.” Changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in loss on foreign currency exchange.

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

Income Taxes

Income tax expense consists of (i) current income tax expense arising from income from operations (ii) deferred income tax expense/(benefit) arising from temporary differences and (iii) income tax expense as a result of certain intercompany transactions.

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

As of March 31, 2018, and 2019, we had net deferred tax assets of INR 1,052.4 million and INR 2,406.5 million (US$ 34.8 million), respectively, and net deferred tax liabilities of INR 892.1 million and INR 2,053.8 million (US$ 29.7 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2018, and 2019, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance as on March 31, 2018 and 2019 were at INR 715.3 million and INR 328.4 million (US$ 4.7 million), respectively.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2019, we are claiming tax holiday benefits for three of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

AZI and a subsidiary provide EPC services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. The Company started recording Deferred Tax Asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by AZI and the subsidiary. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in a complete reversal of tax expense on such inter-company transactions. Accordingly, while we may not be profitable, we report income tax expense / benefit that may fluctuate from period to period.

Contracts designated as cashflow hedge for Solar Green Bonds

We have issued U.S. dollar denominated 5.5% Solar Green Bonds in August, 2017 (“Green Bonds”), listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of project level debt of certain projects in India and for growth capital in certain projects under construction, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the Solar Green Bonds are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). We have designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as—notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with ASC Topic 815— Derivatives and Hedging. Fair value of the hedge at the time of inception of the contract was nil and the cost of hedge is recorded as an expense over the period of the contract on a straight-line basis. Changes in fair value of the option contracts designated as cash flow the same are recorded in Other Comprehensive Income/(Loss), net of tax, until the hedge transactions occur. We evaluate hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on a quarterly basis. We test the effectiveness of the hedge relationship on a quarterly basis and the hedge was effective as on March 31, 2019.

In August 2017, the FASB issued ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities-, to simplify the application of current hedge accounting guidance, which permits recording the cost of hedge over the period of the contract based on the effective interest rate method. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company early adopted the ASU, second quarter of fiscal year ended March 31, 2018 and determined the cost of hedge at the time of inception of the contract was INR 4,931,240 (US$ 71,302) and recorded an expense of 1,035,444 (US$ 14,835) during the fiscal year ended March 31, 2019. The Company did not reclassify any balance apart from the cost of hedge from Accumulated Other Comprehensive Income/(Loss) to interest expense during the fiscal year ended March 31, 2019.

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

	March 31, 2018
	Notional Amount	Current Liabilities (Fair value)	Other Liabilities (Fair value)	Other Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency swap and option contracts	499,602	—	331,314	5,089

	March 31, 2019
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	499,602	—	2,220,435	32,106

A. Results of Operations

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for the fiscal year ended March 31, 2019. The rate used for this translation is INR 69.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019, which is the last available rate in the period of reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

	Fiscal Year Ended March 31,
	2017	2018	2019	2019
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$)
	(in thousands)
Operating revenues:
Sale of power	4,182,985	7,700,600	9,926,209	143,525
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	375,787	691,947	868,963	12,565
General and administrative	797,161	1,187,379	1,313,765	18,996
Depreciation and amortization	1,046,565	1,882,451	2,137,133	30,901
Total operating costs and expenses:	2,219,513	3,761,777	4,319,861	62,462
Operating income	1,963,472	3,938,823	5,606,348	81,063
Other expense:
Interest expense, net	2,371,836	5,168,218	4,873,042	70,460
Loss (gain) on foreign currency exchange, net	(109,128)	(45,716)	442,001	6,391
Total other expenses	2,262,708	5,213,934	5,315,043	76,851
Profit / (loss) before income tax	(299,236)	(1,275,111)	291,305	4,212
Income tax benefit / (expense)	(892,333)	252,882	(152,812)	(2,210)
Net profit / (loss)	(1,191,569)	(1,022,229)	138,493	2,002
Less: Net (loss) / profit attributable to non-controlling interest	(18,924)	(201,547)	60,094	869
Net profit / (loss) attributable to APGL	(1,172,645)	(820,682)	78,399	1,133
Accretion to Mezzanine CCPS	(235,853)	—	—	—
Accretion to redeemable non-controlling interest	(44,073)	(6,397)	—	—
Net profit / (loss) attributable to APGL equity shareholders	(1,452,571)	(827,079)	78,399	1,133
Net earnings / (loss) per share attributable to APGL equity stockholders#
Basic	(111.39)	(31.84)	2.37	0.03
Diluted	(111.39)	(31.84)	2.31	0.03
Shares used in computing basic and diluted per share amounts:
Weighted average shares
Basic	13,040,618	25,974,111	33,063,832
Diluted	13,040,618	25,974,111	33,968,127

#

The Company attributed profits amounting to INR 109,070 (US$ 1,577), for the year ended March 31, 2019, towards a non-controlling interest which was acquired during the year. Earnings per share for the year ended March 31, 2019, excluding the non-controlling interest is INR 5.67 (US$ 0.08).

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2019

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2019 increased by INR 2,225.6 million, or 28.9%, to INR 9,926.2 million (US$ 143.5 million) compared to fiscal year ended March 31, 2018. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2019 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2018 and 2019. These include Andhra Pradesh 2, Uttar Pradesh 2 and Telangana 1 solar power projects, which commenced operation during fiscal year 2018 and contributed incremental operating revenue of INR 274.1 million, INR 157.2 million, and INR 717.7 million, respectively, in fiscal year 2019. In addition, Uttar Pradesh 3, Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 projects commenced their operations during the year ended March 31, 2019 and contributed incremental operating revenue of INR 214.0 million, INR 314.2 million, INR 284.4 million and INR 34.6 respectively, the balance increase in revenue is from commencement of operations of certain rooftop projects.

Please refer to Note 2 (q) of our consolidated financial statements as of and for the year ended March 31, 2019 for details on the adoption of ASC Topic 606, “Revenue from Contracts with Customers on revenue.” Accordingly, these numbers are not comparable to the extent of ASC 606, adjustments.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2019 increased by INR 177.0 million, or 25.6%, to INR 869.0 million (US$ 12.6 million), compared to the fiscal year ended March 31, 2018, and remained consistent at 9.0% of revenue recognized during the respective periods in both the years.

The increase was primarily due to increase in plant maintenance cost related to newly operational projects and partial commissioned projects during previous fiscal year 2018, by INR 90.2 million, an increase in leasehold rent of INR 32.0 million primarily resulting from increased leased land in connection with our new projects, and an increase in payroll related expenses of INR 40.5 million.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2019 increased by INR 126.4 million, or 10.6%, to INR 1,313.8 million (US$ 19.0 million) compared to the fiscal year ended March 31, 2018. This was primarily due to an increase in payroll expenses of INR 105.7 million and lease rent expenses in relation to projects under construction of INR 71.7 million. The increase in general and administrative expenses was lower than the increase in revenue as a result of the economies of scale.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2019 increased by INR 254.7 million, or 13.5%, to INR 2,137.1 million (US$ 30.9 million) compared to the fiscal year ended March 31, 2018. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2019. These projects include the Uttar Pradesh 3, Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 projects and contributed in additional depreciation of INR 63.5 million, INR 67.5 million, INR 80.0 million and INR 8.4 respectively. Further, plants which commissioned commercial operation in fiscal year 2018, contributed additional depreciation expense, which include Uttar Pradesh 2 and Telangana 1 solar power projects and contributed incremental depreciation expense of INR 20.5 million, and INR 128.1 million, respectively, in fiscal year 2019.

Please refer Note 2 (i) of our consolidated financial statements as of and for the year ended March 31, 2019 for details on change in useful life of our utilities project.

Interest Expense, Net

Interest expense during the fiscal year ended March 31, 2019 increased by INR 109.5 million, or 1.9%, to INR 5,953.6 million (US$ 86.1 million) compared to the fiscal year ended March 31, 2018, primarily on account of financing for newer projects that commenced operations during fiscal year ended March 31, 2019. These projects include the Uttar Pradesh 3, Andhra Pradesh 3 and Karnataka 4 projects.

Interest income during the fiscal year ended March 31, 2019 increased by INR 404.6 million or 59.9%, to INR 1,080.6 million (US$ 15.6 million) compared to the fiscal year ended March 31, 2018 primarily as a result of an increase in term deposits placed during the fiscal year by INR 423.6 million and partially off-set by a decrease in gain on sale of short term investments by INR 18.8 million.

Loss (Gain) on Foreign Currency Exchange

The foreign exchange loss during the fiscal year ended March 31, 2019 increased by INR 396.3 million to a loss of INR 442.0 million (US$ 6.4 million) compared to the fiscal year ended March 31, 2018.

The Indian rupee depreciated against the U.S. dollar by INR 4.1 to US$ 1.00, or 6.3%, during the period from March 31, 2018 to March 31, 2019. This depreciation during the period from March 31, 2018 to March 31, 2019 resulted in an increase in unrealized foreign exchange loss of INR 214.2 million (US$ 3.1 million) on foreign currency loans, a decrease in unrealized loss of INR 24.3 million (US$ 0.4 million) on foreign currency option contracts used to hedge the foreign currency exposure. We recorded realized gains on foreign currency option contracts and foreign currency loans, which were settled during fiscal year ended March 31, 2019 of INR 47.8 million (US$ 0.7 million)

The realized loss on foreign currency exchange was INR 193.2 million (US$ 2.8 million) and the unrealized loss on foreign exchange was INR 226.5 million (US$ 3.3 million) during the fiscal year ended March 31, 2019. Refer Note 13 of financial statements.

Income Tax Expense

Income tax expense increased during the fiscal year ended March 31, 2019 by INR 405.7 million to an income tax expense of INR 152.8 million (US$ 2.2 million), compared to fiscal year ended March 31, 2018, the details of which are summarized below.

	Year ended March 31,
	2017	2018	2019	(INR)
	INR	INR	INR	US$
Current tax expense/(benefit)	509,083	(117,399)	128,022	1,851*
Withholding Tax on interest on Inter-corporate debt	—	133,715	192,360	2,781
Deferred income tax expense/(benefit)	383,250	(269,198)	(167,570)	(2,423)
Total	892,333	(252,882)	152,812	2,210

*	Current tax on profit before tax.

For the fiscal year ended March 31, 2019, the statutory income tax rate as per the Income Tax Act, 1961 is 34.61%. The current income tax expense for the fiscal year ended March 31, 2019 was INR 320.4 million, which increased from INR 16.3 million for the fiscal year ended March 31, 2018. The effective income tax rate during the year ended March 31, 2019 was higher in the current period due to inclusion of withholding tax on inter-corporate debt, which are a cheaper source of financing, (even after including withholding tax).

During the fiscal year ended March 31, 2019, we recorded an Indian deferred tax benefit of INR 167.6 million, whereas for the fiscal year ended March 31, 2018, we recorded an Indian deferred tax benefit of INR 269.2 million. This change was primarily attributable to reversal of temporary timing difference between the book and tax basis of our assets and liabilities.

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

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2018 increased by INR 3,517.6 million, or 84%, to INR 7,700.6 million compared to fiscal year ended March 31, 2017. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2018 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2017. These include Karnataka 3.1, 3.2 and 3.3 solar power projects, which commenced operations during the fourth quarter of fiscal year 2017 and contributed incremental operating revenue of INR 510.7 million, INR 413.0 million, and INR 404.6 million, respectively, in fiscal year 2018. Punjab 4.1, 4.2 and 4.3 projects, which commenced operations in the third quarter of fiscal year 2017 and contributed incremental operating revenue of INR 1,040.0 million, in fiscal year 2018. In addition, incremental revenue from projects that commenced operations in fiscal year 2018 include, Andhra Pradesh 2 which contributed an incremental operating revenue of INR 633.0 million, Uttar Pradesh 2 project, which commenced operations in two phases during first and second quarters of fiscal year 2018 and contributed incremental operating revenue of INR 166.1 million, Telangana 1 project, which commenced its operations in the fourth quarter of fiscal year 2018, contributed an operating revenue of INR 139.2 million and the balance increase in revenue is on account of the commencement of operations of certain rooftop projects.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2018 increased by INR 316.2 million, or 84%, to INR 691.9 million, compared to the fiscal year ended March 31, 2017, and remained consistent at 9.0% of revenue recognized during the respective periods in both the years. The increase was primarily due to increase in plant maintenance cost related to newly operational projects by INR 162.7 million, an increase in leasehold rent of INR 44.7 million primarily resulting from increased leased land in connection with our new projects, and an increase in security charges of INR 40.3 million on account of new projects commissioned during the fiscal year ended March 31, 2018.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2018 increased by INR 390.2 million, or 49%, to INR 1,187.4 million compared to the fiscal year ended March 31, 2017. This was primarily due to an increase in payroll expenses by INR 120.9 million, professional expenses by INR 97.6 million including one-time expenses of INR 23.8 million, and we recorded an onetime charge of INR 83.7 million due to a delay by the government in bundling of thermal power with solar power production at one of our recently commissioned project and our project contract period was extended by the duration of the delay by the government.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2018 increased by INR 835.9 million, or 80%, to INR 1,882.5 million compared to the fiscal year ended March 31, 2017. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2017. These projects include Karnataka 3.1, 3.2 and 3.3 solar power projects, which commenced operation in the fourth quarter of fiscal year 2017 and resulted in additional depreciation of INR 108.2 million, INR 89.9 million and INR 80.6 million, respectively, Punjab 4.1, 4.2 and 4.3 solar power projects, which commenced operation in the third quarter of fiscal year 2017 and resulted in additional depreciation of INR 258.9 million during the fiscal year ended March 31, 2018.

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

Interest Expense, Net

Net interest expense during the fiscal year ended March 31, 2018 increased by INR 2,796.4 million, or 118%, to INR 5,168.2 million compared to the fiscal year ended March 31, 2017.

Interest expense during the fiscal year ended March 31, 2018 increased by INR 3,080.2 million, or 111%, to INR 5,844.2 million. Interest expense increased primarily as a result of interest expense of INR 1,241.7 million on borrowings for the Karnataka 3.1, 3.2 and 3.3, Punjab 4.1, 4.2 and 4.3, Andhra Pradesh 2, Uttar Pradesh 2 and Telangana 1 projects. The interest expense also includes one-time non-cash write offs of unamortised deferred financing cost of INR 747.5 million on account of the Solar Green Bonds and in addition, a one-time prepayment fees of INR 676.0 million for debt refinancing related to the Solar Green Bond.

Interest income during the fiscal year ended March 31, 2018 increased by INR 283.8 million or 72%, to INR 676.0 million compared to the fiscal year ended March 31, 2017 primarily as a result of an increase in income on term deposits placed during the period of INR 188.6 million and increase in gain on sale of short term investments by INR 95.2 million.

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

Income Tax Expense

Income tax expense decreased during the fiscal year ended March 31, 2018 by INR 1,145.2 million to a benefit of INR 252.9 million, compared to fiscal year ended March 31, 2017.

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

Liquidity Position

As of March 31, 2019, our liquid assets totaled INR 10,545.0 million (US$ 152.5 million), which was comprised of cash and current investments available for sale securities. As of March 31, 2019, we carried cash and short-term investments of INR 9,721.9 million (US$ 140.6 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2019, we have such undrawn commitments amounting to INR 10,158.9 million (US$ 146.9 million) under project-level financing arrangements.

During year ended March 2019, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,477.9 million (US$ 21.4 million), net of issuance expense of INR 22.0 million (US$ 0.3 million). The debentures carry an interest rate of 10.50% per annum. The debentures are repayable on the expiry of a period of 15 months from the date of allotment and interest payments are payable every three months commenced December 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of March 31, 2019, the unamortized balance of issuance expenses was INR 9.2 million (US$ 0.1 million) and the net carrying value of the non-convertible debentures was INR 1,490.8 million (US$ 21.6 million).

During year ended March 2019, the Company issued Non-Convertible Debentures in two of our subsidiaries and borrowed INR 548.0 (US$ 8.0), net of issuance expense of INR 14.0 million (US$ 0.2 million). The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of March 31, 2019, the unamortized balance of issuance expenses was INR 13.7 million (US$ 0.2 million) and the net carrying value of the non-convertible debentures was INR 548.3 million (US$ 7.9 million).

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2019 consist of project financing arrangements and other borrowings.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2019:

	Outstanding principal amount
Name of project	INR	US$	Type of Interest	Currency	Maturity Date(1)
Gujrat 2	4,841,991	70,011	Floating	US$	2019
Andhra Pradesh 1	2,508,312	36,268	Fixed	INR	2022
Bihar 1	438,767	6,344	Fixed	INR	2022
Gujarat 1	927,560	13,412	Fixed	INR	2022
Karnataka 1	525,880	7,604	Fixed	INR	2022
Karnataka 3.1	1,378,629	19,934	Fixed	INR	2022
Karnataka 3.2	1,424,215	20,593	Fixed	INR	2022
Karnataka 3.3	6,540,267	94,567	Fixed	INR	2022
Punjab 1	174,000	2,516	Fixed	INR	2022
Punjab 2	1,699,000	24,566	Fixed	INR	2022
Punjab 4	5,810,000	84,008	Fixed	INR	2022
Rajasthan 3.1	867,000	12,536	Fixed	INR	2022
Rajasthan 3.2	1,699,530	24,574	Fixed	INR	2022
Rajasthan 3.3	1,802,565	26,064	Fixed	INR	2022
Rajasthan 4	236,000	3,412	Fixed	INR	2022
Telangana 1	4,610,000	66,657	Fixed	INR	2022
Uttar Pradesh 1	508,745	7,356	Fixed	INR	2022
Punjab Rooftop 2	384,000	5,552	Fixed	INR	2022
Rajasthan 1	717,526	10,375	Fixed	US$	2028
Chhattisgarh 1.1,1.2 & 1.3	1,372,697	19,848	Floating	INR	2029
Rajasthan 2	3,071,113	44,406	Fixed	US$	2031
Karnataka 2	466,353	6,743	Floating	INR	2032
Maharashtra 1.1 & 1.2	344,455	4,981	Floating	INR	2033
Uttar Pradesh 3	1,480,250	21,403	Floating	INR	2033
Andhra Pradesh 3	2,117,432	30,616	Floating	INR	2034
Punjab 3.1 and 3.2	1,429,466	20,669	Floating	INR	2034
Uttar Pradesh 2	2,185,000	31,593	Floating	INR	2034
Andhra Pradesh 2	5,523,720	79,869	Floating	INR	2036
Karnataka 4	3,530,000	51,041	Floating	INR	2038
Rajasthan 5	2,647,191	38,276	Mixed	INR	2038
Rooftop Projects (4)	1,782,999	25,781	Mixed	INR/US$	2022-2031
	63,044,664 (2)(3)	911,577

(1)

This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.

(2)	This amount is presented in the financials as, net of ancillary cost of borrowing of INR 851.0 million (US$ 12.3 million).
(3)

Further, non-project level debt of INR 6,738.6 million (US$ 97.5 million) and working capital loans for INR 2,840 million (US$ 41.6 million), are excluded from the above table. The non-project level debt balance includes INR 3,329.0 million (US$ 48.13 million) of foreign exchange fluctuation on project debt against which the company has taken hedge.

(4)	Rooftop Projects includes, Delhi Rooftop 4, Gujrat rooftop, Punjab Rooftop 2, Railway 1 and SECI 50.

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

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance and the working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of March 31, 2019, refer to Contractual Obligations and Commercial Commitments included elsewhere in this in this annual report.

Capital Expenditures

As of March 31, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,441 MW. As of such date, we were also constructing projects with a combined rated capacity of 386 MW and had an additional 1,529 MW of projects committed.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and
(ii)	Working capital spent for building a pipeline for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 26,007.1 million (US$ 376.0 million) for the fiscal year ended March 31, 2019, primarily for construction of Gujarat 2, Andhra Pradesh 3, Uttar Pradesh 3, Karnataka 4 and Rajasthan 5.

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

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2018	2019		Change
	INR	INR	US$	INR
	(In thousands)
Cash flow data
Net cash provided by operating activities	1,839,125	2,115,916	30,594	276,791
Net cash used in investing activities	(18,048,123)	(26,031,226)	(376,391)	(7,983,104)
Net cash provided by financing activities	16,816,081	26,887,370	388,771	10,071,289

Operating Activities

During the fiscal year ended March 31, 2019, we generated INR 2,116.0 million (US$ 30.6 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net profit during the fiscal year ended March 31, 2019 of INR 138.5 million increased by non-cash items including cashflow hedge of INR 1,036.8 million and depreciation and amortization of INR 2,137.1 million, offset by deferred income taxes of INR 507.6 million, realized gain on investments of INR 148.3 million, in addition to changes in working capital including, a INR 532.4 million increase in other liabilities, an INR 398.8 million increase in deferred revenue, offset by an INR 1,123.8 million increase in accounts receivable, and an INR 991.0 million increase in prepaid expenses and other current assets primarily resulting from prepaid income taxes and debt financing cost and interest receivable on term deposits and INR 300.8 million decrease in interest payable.

During the fiscal year ended March 31, 2018, we generated INR 1,839.1 million of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during the fiscal year ended March 31, 2018 of INR 1,022.2 million reduced by non-cash items including amortization of deferred finance costs of INR 747.5 million, onetime prepayment charges on loans of INR 676.0 million, cashflow hedge of INR 575.2 million and depreciation and amortization of INR 1,882.5 million, offset by deferred income taxes of INR 655.2 million, a net foreign exchange gain of INR 102.5 million, in addition to changes in working capital including, a INR 83.4 million decrease in other liabilities, an INR 179.3 million increase in deferred revenue, an INR 1,031.2 million increase in interest payable, an INR 141.4 million increase on account of other assets, an INR 124.3 million increase in accounts payable, offset by an INR 1,168.9 million increase in accounts receivable, and an INR 641.6 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our options contracts, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2018, we utilized INR 26,031.2 million (US$ 376.4 million) in our investing activities. This cash outflow was primarily due to INR 26,007.1 million incurred to purchase property, plant and equipment primarily related to the construction of our following projects Gujarat 2, Andhra Pradesh 3, Uttar Pradesh 3, Karnataka 4 and Rajasthan 5, offset by a net sale of INR 1,497.5 million of available-for-sale non-current investments. Further, we paid INR 1,474.4 million (US$ 21.3 million), to purchase the 48.37% ownership interest in a subsidiary, with a 150 MW Punjab project, which was not held by the Company previously.

During the fiscal year ended March 31, 2018, we utilized INR 18,048.1 million in our investing activities. This cash outflow was primarily due to INR 19,629.4 million incurred to purchase property, plant and equipment primarily related to the construction of our Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Uttar Pradesh 3, Andhra Pradesh 3, Delhi Rooftop 4, Odisha Rooftop 1, Indian Railways Rooftop 1, SECI Rooftop 1, Delhi Rooftop 5, and Decathlon projects, offset by a net sale of INR 2,014.7 million of available-for-sale on-current investments.

Financing Activities

During the fiscal year ended March 31, 2019, we generated INR 26,887.4 million (US$ 388.8 million) from financing activities. This cash inflow was primarily due to issuance of 14,915,542 shares at US$ 12.50 per share, in a Follow-on Public Offering (FPO) from which we raised INR 13,636.9 million, issuance of Non-Convertible Debentures for INR 1,477.9 million and new loan proceeds of INR 15,558.1 million for our Gujrat 2, Karnataka 4 and Rajasthan 5 offset by repayment of term loan amounting to INR 3,785.6 million, which includes INR 1,305.4 paid towards settling hedging parties in Solar Green Bonds.

During the fiscal year ended March 31, 2018, we generated INR 16,816.1 million from financing activities. This cash inflow was primarily due to issuance of Solar Green Bonds for INR 31,260.1 million, issuance of Non-Convertible Debentures for INR 1,864.6 and new loan proceeds of INR 10,683.2 million for our Maharashtra 1.1 and 1.2 Uttar Pradesh 2, Uttar Pradesh 3, Andhra Pradesh 3 and certain rooftop solar power plants, offset by repayment of term loan using the Solar Green Bond proceeds for INR 26,396.8 million in Punjab 1, Punjab 2, Gujarat 1, Uttar Pradesh 1, Karnataka 1, Rajasthan 3, Rajasthan 4, Bihar 1, Andhra Pradesh 1, Karnataka 3, Punjab 4, and Telangana 1 solar power projects.

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

Operating Activities

During the fiscal year ended March 31, 2018, we generated INR 1,839.1 million of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during the fiscal year ended March 31, 2018 of INR 1,022.2 million reduced by non-cash items including amortization of deferred finance costs of INR 747.5 million, onetime prepayment charges on loans of INR 676.0 million, cashflow hedge of INR 575.2 million and depreciation and amortization of INR 1,882.5 million, offset by deferred income taxes of INR 655.2 million, a net foreign exchange gain of INR 102.5 million, in addition to changes in working capital including, a INR 83.4 million decrease in other liabilities, an INR 179.3 million increase in deferred revenue, an INR 1,031.2 million increase in interest payable, an INR 141.4 million increase on account of other assets, an INR 124.3 million increase in accounts payable, offset by an INR 1,168.9 million increase in accounts receivable, and an INR 641.6 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our options contracts, prepaid income taxes and debt financing cost and interest receivable on term deposits.

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

Investing Activities

During the fiscal year ended March 31, 2018, we utilized INR 15,772.2 million in our investing activities. This cash outflow was primarily due to INR 19,629.4 million incurred to purchase property, plant and equipment primarily related to the construction of our Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Uttar Pradesh 3, Andhra Pradesh 3, Delhi Rooftop 4, Odisha Rooftop 1, Indian Railways Rooftop 1, SECI Rooftop 1, Delhi Rooftop 5, and Decathlon projects, offset by a net sale of INR 2,014.7 million of available-for-sale non-current investments.

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

Financing Activities

During the fiscal year ended March 31, 2018, we generated INR 16,816.1 million from financing activities. This cash inflow was primarily due to the issuance of Solar Green Bonds for INR 31,260.1 million, issuance of Non-Convertible Debentures for INR 1,864.6 and new loan proceeds of INR 10,683.2 million for our Maharashtra 1.1 and 1.2 Uttar Pradesh 2, Uttar Pradesh 3, Andhra Pradesh 3 and certain rooftop solar power plants, offset by repayment of term loan using the Solar Green Bond proceeds for INR 26,396.8 million in Punjab 1, Punjab 2, Gujarat 1, Uttar Pradesh 1, Karnataka 1, Rajasthan 3, Rajasthan 4, Bihar 1, Andhra Pradesh 1, Karnataka 3, Punjab 4, and Telangana 1 solar power projects.

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

C. Research and Development, Patents and Licenses, etc.,

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March, 31, 2019, we had one patent that had been published and seven patents filed. The patent applications include, real time and pre-paid solar power module, manual solar tracking system, thin film photovoltaic mounting assembly, the NOCC, generating electricity by reutilizing water used for cooling photovoltaic cells, a system for cleaning and cooling an array of solar panels, system for power generation and scheduling and AEINA-Android App to monitor and capture the data of all the rooftop projects.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees.

We have issued irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA such outstanding guarantees are INR 5,088,173 (US$ 73,571).

Further, INR 958,204 (US$ 13,855) is in relation to commissioned plants which the Company expects to release within a year and INR 4,024 (US$ 58) is bank guarantee towards other commitments and bank guarantees amounting to INR 399,764 (US$ 5,780) as at March 31, 2019 to meet its Debt-Service Reserve Account (DSRA) requirements for its outstanding loans.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2019.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR in thousands)
Contractual cash obligations
Long-term debt (principal) (1)	7,277,068	7,505,415	37,520,109	17,480,746	69,783,338
Long-term debt (interest) (2)	4,716,187	8,492,712	4,989,006	8,742,148	26,940,053
Operating lease obligations	251,287	358,645	355,656	5,819,426	6,785,014
Purchase obligations (3)	3,850,746	—	—	—	3,850,746
Asset retirement obligations	—	—	—	665,146	665,146
Total contractual obligations (INR)	16,095,288	16,356,772	42,864,771	32,707,466	108,024,297
Total contractual obligations (US$)	232,725	236,506	619,791	472,925	1,561,948

(1)

The long-term debt includes project secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 29, 2019 as per Reserve Bank of India.

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

Recent Accounting Pronouncements

During February 2016, the FASB issued ASU 2016‑02, Leases (Topic 842). There have been further amendments, including practical expedients, with the issuance of ASU 2018-01 in January 2018, ASU 2018-11 in July 2018 and ASU 2018-20 in December 2018. The amended guidance requires recognition of lease assets and lease liabilities on the balance sheet for those leases with terms in excess of 12 months. The Company plans to adopt this ASU using the modified retrospective method with a cumulative adjustment to its retained earnings. The ASU is applicable for all reporting periods beginning on or after December 15, 2018 (April 1, 2019 for the Company).

At transition, lessees and lessors may elect to apply a package of practical expedients permitting entities not to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) lease classification for any expired or existing leases and (iii) whether initial direct costs for any expired or existing leases qualify for capitalization under the amended guidance. These practical expedients must be elected as a package and consistently applied. The Company plans to apply the package of practical expedients upon adoption. The Company has completed preliminary assessment for evaluating the impact of the guidance and anticipates that its adoption will result in recognition of right-to-use of assets and lease liabilities for leases in effect at the transition date.

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815), Inclusion of the Secured Overnight Financing Rate ("SOFR") Overnight Index Swap ("OIS") Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which adds the OIS rate based on the SOFR as a benchmark interest rate for hedge accounting purposes. Adoption of the ASU 2018-16 will not have any material impact on the Company's consolidated financial statements.

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

Mr. Sanjeev Aggarwal was nominated as a director by Helion Venture Partners, Mr. Barney S. Rush was nominated as a director by IFC GIF Investment Company and Mr Cyril Cabanes was nominated by Caisse de dépôt et placement du Québec (CDPQ). Additionally, Dr. Rajendra Prasad Singh joined our Board from October 20, 2017.

None of our officers and directors are related, except Mr. Harkanwal S. Wadhwa and Mr. Inderpreet S. Wadhwa. Mr. Harkanwal S. Wadhwa is the father of Mr. Inderpreet S. Wadhwa.

Mr. Eric Ng Yim On and Mr. Muhammad Khalid Peyrye are executives of AAA Global Services Ltd., which provides incorporation, corporate secretarial and governance services to us.

Name	Age	Position
Directors:
Inderpreet Singh Wadhwa	46	Chairman of the board of directors and Chief Executive Officer
Harkanwal Singh Wadhwa	74	Director and Chief Operating Officer
Sanjeev Aggarwal	59	Director
Barney S. Rush	67	Director
Arno Harris	49	Director
Cyril Sebastien Dominique Cabanes	44	Director
Rajendra Prasad Singh	70	Director
Eric Ng Yim On	51	Director
Muhammad Khalid Peyrye	40	Director
Senior Management:
Preet Sandhu	50	Executive Vice President
Pawan Kumar Agrawal	40	Chief Financial Officer
Surendra Kumar Gupta	66	Executive Vice President
Shalini Naagar	46	Chief Human Resource Officer
Shankar Kumar	30	Vice President
Gaurang Sethi	33	Vice President
Samitla Subba	33	Vice President

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

We believe Mr. Wadhwa is qualified to serve as the Chairman of our board of directors because of his extensive experience in infrastructure projects and prior board service as a director. On May 3, 2019, the Company announced the retirement of Mr. Inderpreet Singh Wadhwa, Chief Executive Officer and Chairman of the board of directors. He will continue as Chairman and CEO until the new CEO begins work at Azure Power or December 31, 2019, whichever is earlier. Mr. Wadhwa will serve as an advisor to the Company until December 31, 2019 even if a new CEO begins work prior to that date.

Harkanwal Singh Wadhwa has been a member of our board of directors and chief operating officer (“COO”) since August 2015 and has been a director of AZI since November 2008. He heads the utilities business unit of the organization and focuses on project development and the internal operations of the company. Prior to joining AZI, Mr. Wadhwa served as chief managing director of National Insurance Limited, India’s largest public insurance organization. He has over 40 years of experience in the financial services industry in India. He served on the boards of General Insurance Corporation of India, India International Insurance Private Limited and Loss Prevention Association of India Limited and has extensive experience with the regulatory framework in India. Mr. Wadhwa received his Bachelors of Arts degree from Punjab University in 1963.

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

We believe Mr. Aggarwal is qualified to serve as a member of our board of directors because of his extensive business experience in the financial industry, relationships with investment firms and prior board service as a director.

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

Cyril Cabanes has been a member of our board of directors since December 2016. He is currently the Vice‑President, Head of Infrastructure Transactions, Asia-Pacific at Caisse de dépôt et placement du Québec (CDPQ). He has over 20 years of experience across all facets of infrastructure transactions including acquisitions, financing and fundraising. This includes his term at Marubeni Corp., where he led the Asian IPP investment team in Singapore. Previously, Cyril was Director and Portfolio Manager at Deutsche Bank, where he was responsible for acquisitions, capital raising and product development for Asia-Pacific. Prior to that, Cyril spent 10 years in investment banking and financial markets with RBS, BNP Paribas and UBS. Cyril holds a Masters from ESCP‑Europe and an MBA from Drexel University

We believe Mr. Cabanes is qualified to serve as a member of our board of directors because of his extensive experience with the infrastructure sector.

Rajendra Prasad Singh was appointed to our board of directors in October 2017. Dr. R.P. Singh was the former Chairman and Managing Director of Power Grid Corporation, an Indian government enterprise and India’s largest electric transmission utility. He is known for his contributions in the Indian Power Sector particularly the establishment of the national power transmission grid and modern load dispatch centers. He was responsible for restoration and normalization during various natural calamity emergencies in India. He is the recipient of many national and international awards including from the World Bank, Electric Power Research Institute (EPRI, USA), and the SCOPE Excellence Award. Dr. Singh is also a member of the board of directors of other reputed companies in India. He is a respected author and has published two books. He holds a Post-Graduation degree in Mechanical Engineering from Banaras Hindu University (BHU). In recognition of his contributions, he was conferred with the Degree of Doctor of Science (Honoris Causa) by BHU in 2007.

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

Muhammad Khalid Peyrye was appointed to our board of directors in January 2015 and is one of our resident directors in Mauritius. Mr. Peyrye heads the Corporate Secretarial and Administration cluster of AAA Global Services Ltd, having joined the organization in 2007. Prior to joining AAA Global Services Ltd., Mr. Peyrye worked for several years with a leading financial services company and accountancy firm. Mr. Peyrye received his Bachelor’s degree in Law and Management from the University of Mauritius and is a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom. He has been involved extensively on company formations, company administration, corporate secretarial services, cross-border investment activities and corporate organizational transactions such as mergers and acquisitions, in addition to serving as director on the board of several companies in Mauritius. Mr. Peyrye has, in his career, been involved as Money Laundering Reporting Officer and Compliance officer of various companies involved in the financial services sector.

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

Pawan Kumar Agrawal is the chief financial officer and leads the capital, investor relations, finance and accounts functions of the Company. Pawan has experience in corporate and structured finance, portfolio monitoring, financial analysis, credit rating, business development and relationship management in the infrastructure sector with a special focus on renewable energy. Previously, he was the Chief Investment Officer of the Company and overlooked the capital and investment portfolios for the Company. Prior to joining the Company, Pawan served as Group President II & Dy. Head – Corporate Finance Infrastructure Banking and National Head Renewable Energy at YES Bank Limited, IFSC Banking Unit. Pawan was instrumental in the issuance of India’s first Green Bond as well as India’s first IIFCL/ADB braced Partial Credit Enhanced Bond in the Indian Solar Sector. Pawan has also worked with CRISIL, Indian-Oil and Ernst & Young.

Pawan is a Rank holder Chartered Accountant and Cost Accountant. He holds a Master’s degree in Business Administration from Faculty of Management Studies, Delhi University, and has also cleared all 3 levels of Chartered Financial Analyst (CFA, USA).

Surendra Kumar Gupta is the executive vice president and heads the finance and operations unit along with the commercial and industrial business unit (“C&I”) of the Company. He has over 39 years of international and domestic experience covering strategic business planning, managing business operations and corporate finance. Prior to joining the Company, Mr. Gupta served as the group chief financial officer for Al-Suwaidi Holding Company Limited, a company involved in providing engineering, procurement, construction and maintenance services to Saudi Arabia’s predominant oil and gas industry, from 2007 to 2010. Mr. Gupta received his Bachelor’s degree in Commerce in 1972 from Delhi University. He is a chartered accountant and has been a member of the ICAI since January 1977.

Shalini Naagar is the senior vice president of human resources and heads the human resources functions at the Company. Shalini has experience working in the human resources industry across sectors including information technology, information technology enabled services, pharmaceuticals and retail. Prior to joining the Company, Shalini served as Head of Human Resources at Marks and Spencer and Novartis Vaccines JV. She has also served companies such as Computer Science Corporation, Tele Atlas India Pvt Ltd. and Fortune Park Group Hotel.

Shalini is a Certified Fellow from CIPD (Fellowship of Chartered Institute of Personnel Development, UK) and a Certified Gallup Strengths Coach. She holds a Master’s degree in Business Administration with specialization in Human Resources from Jaipuria Institute of Management.

Shankar Kumar is the vice president of operations and maintenance and leads the operations and maintenance and information technology functions at the Company. Shankar has experience in operations, maintenance and design of solar PV plants. Under his leadership at the Company, more than 1,500 MW of solar PV power plants have been operating with innovative designs. These plants operate near real time under the Company’s national operating control centre. Previously, Shankar also headed the design and engineering team at the Company.

Shankar holds a Bachelor’s degree in Electrical and Electronics Engineering from Manipal Institute of Technology (Sikkim).

Gaurang Sethi is the vice president of bidding and heads the bidding function at the Company. Gaurang has cross functional experience across the power and renewables sector, which covers bidding strategy, sustainability and energy markets. Under his leadership at the Company, the Company’s portfolio has grown by over 2,500 MW. Prior to joining the Company, Gaurang worked with Vestas Wind India, Caterpillar Inc., and other clean energy start-ups.

Gaurang holds a Bachelor’s degree in Mechanical Engineering from Vellore Institute of Technology. He also holds a Master’s degree in Business Administration with a specialization in Finance & Strategy and another Master’s degree in Energy & Sustainability, from University of Michigan, Ann Arbor.

Samitla Subba is the vice president of corporate affairs—policy and communications and heads the corporate affairs – policy and communications functions at the Company. Samitla has experience in marketing strategy, public relations and communications. She was a key member in taking the Company to its initial public offering on the NYSE in 2016 and in building relationships with the Company’s key stakeholders, including investors, customers and the media. Prior to joining the Company, Samilta worked with Northern Trust as a financial analyst.

Samitla holds a Bachelor’s degree from Bangalore University and a Master’s degree in Business Administration with a specialization in Marketing from Indian Institute of Management, Lucknow.

B. Compensation

Directors and Officers Compensation

For the fiscal year 2019, the aggregate compensation (including directors’ fees, but excluding grants of stock option to our directors and executive officers included in the list herein was INR 257.7 million (US$3.7 million). Our agreements with each of the members of senior management are listed herein under “— Employment Agreement.” Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory, retirement benefit and incentive plans covering substantially all of our employees. For fiscal year 2019, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for executive officers was INR 2.4 million (US$0.03 million).

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

Leave Encashment Policy

Under the Company’s leave encashment policy, an employee is entitled to receive a payment in exchange for any accrued leave of absence exceeding 45 days that is outstanding as of April 1 of each fiscal year. Such payment shall be made to the employee by April 30 of that year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days if the employee has spent at least 240 working days. The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 30 days.

Employment Agreements

Most of our executive officers have entered into an employment agreement with the Company. Aside from the employee benefit plans, our employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our directors for special termination benefits.

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

As of March 31, 2019, we had 1,493,237 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans, the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan (as amended in 2017).

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan (as amended in 2017).

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

Outstanding options for directors and senior management

Outstanding options as of March 31, 2019 under our ESOP plans are:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration (1)
Inderpreet Singh Wadhwa	297,510	11.27	July, 20, 2025
	219,855	11.90	July, 20, 2025
Harkanwal Singh Wadhwa	3,680	0.01	July, 20, 2025
	40,000	4.73	July, 20, 2025
	55,969	11.27	July, 20, 2025
	50,802	11.90	July, 20, 2025
Rajendra Prasad Singh	5,082	11.90	July, 20, 2025
Arno Harris	180,292	11.90	July, 20, 2025
Preet Sandhu	52,976	0.01	July, 20, 2025
	10,368	1.76	July, 20, 2025
	39,200	2.71	July, 20, 2025
	45,138	11.27	July, 20, 2025
	43,070	11.90	July, 20, 2025
Pawan Agarwal	99,000	10.73	July, 20, 2025
Surendra Kumar Gupta	9,024	0.01	July, 20, 2025
	9,600	2.71	July, 20, 2025
	19,200	4.73	July, 20, 2025
	31,640	11.90	July, 20, 2025
Shalini Naagar	25,335	11.27	July, 20, 2025
Shankar Kumar	13,533	11.27	July, 20, 2025
	4,044	11.90	July, 20, 2025
Gaurang Sethi	10,047	11.27	July, 20, 2025
	2,681	11.90	July, 20, 2025
Samitla Subba	8,233	11.27	July, 20, 2025
	2,306	11.90	July, 20, 2025
Others	214,652	10.34	July, 20, 2025
Total	1,493,237

Note:

(1)

In the event that a participant of our ESOP plan terminates the service in our Company, the date of expiration shall be 90 days, or 2 years, or one additional year for every completed year of service where the service period has been less than 3 years, 3 to 4 years and more than 4 years, respectively determined on the date of termination.

Indemnification Agreements

We have obtained Directors’ and Officers’ liability Insurance to indemnify the Directors and executive officers against certain liabilities and expenses arising from their being a director or officers.

C. Board Practices

Board of Directors

We are managed and controlled by our board of directors. Our board of directors consists of nine directors. Our board of directors has a majority of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our board of directors be independent; do not have it mandatory to have a nominations committee; and do not have it mandatory to hold regular executive sessions where only independent directors shall be present..

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall be up for re‑election by rotation at each annual meeting of our company. The Chairman of the Board and/or the managing director during the tenure shall not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. The directors up for re‑election in each year shall be those who have been in office longest since their last re‑election or appointment and as between persons who became or were last re‑elected directors on the same day, those up for re‑election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the board of directors in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the annual meeting of our company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re‑appointed or authorized to continue to hold office as a director until the next annual meeting at which such director’s class is up for re‑election.

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

Additional Restrictions

For so long as International Finance Corporation and IFC GIF Investment Company I together hold at least 5% (five percent) of the share capital of the Company, the decisions on the following matters shall not be taken and/ or implemented by the Company unless approved by way of a special resolution of shareholders:

(a)

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

(b)

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

(c)

any change in the business of the Company or its subsidiaries, such business being understood to mean and include the activities that Azure Power India Private Limited is authorized to carry out under the Main Objects clause of the memorandum of association of Azure Power India Private Limited in effect on 22 July 2015; and

(d)	any amendment to the ESOP plan approved by the Board, except as would not be a “material revision” as such term is defined in Section 303A.08 of the New York Stock Exchange Listed Company Manual.

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

Audit Committee

The audit committee consists of Mr. Arno Harris and Dr. Rajendra Prasad Singh. Mr. Robert Kelly resigned as Chairman of the Committee with effect from January 25, 2019. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	Selecting our independent auditors and pre‑approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	Reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	Regularly reviewing the independence of our independent auditors;
•	Reviewing and approving all related party transactions on an ongoing basis;
•	Discussing the annual audited financial statements with management and our independent auditors;
•	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;
•	Meeting separately and periodically with management and our internal and independent auditors;
•	Reporting regularly to our full board of directors; and
•	Such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

The compensation committee consists of Mr. Barney Rush, Mr. R.P. Singh and Mr. Arno Harris, and Mr. Barney Rush is the Chairman of the Committee. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange Listed Company Manual. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.

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

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Mr. Barney Rush, Mr. Sanjeev Aggarwal, Mr. Cyril Cabanes, and Dr. Rajendra Prasad Singh. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Rush is the Chairman of the Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee is to assist the Board by fulfilling the following responsibilities:

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

D. Employees

As of March 31, 2019, we had 654 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2019:

Number of Employees
Infrastructure	272
Bidding, capital and land strategy	62
Operations and maintenance	212
F&A and HRM	108
Total	654

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2019 by each of our directors and all our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as on March 31, 2019. Equity Shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2019 are based on 41,040,028 equity shares outstanding as of this date:

Name	Number shares beneficially owned	(%)
Directors and Officers:
Inderpreet Singh Wadhwa(1)	1,349,082	3.3%
Harkanwal Singh Wadhwa	56,380	0.14%
Preet Sandhu	113,312	0.28%
Pawan Agarwal	—	—
Surendra Kumar Gupta	45,734	0.11%
Shalini Naagar	—	—
Shankar Kumar	1,011	*
Gaurang Sethi	670	*
Samitla Subba	577	*
Sanjeev Aggarwal (2)	—	—
Barney S. Rush (3)	—	—
Arno Harris (4)	135,219	0.33%
Cyril Cabanes	—	—
Rajendra Prasad Singh	—	—
Eric Ng Yim On (5)	—	—
Muhammad Khalid Peyrye (6)	—	—
All Directors and Officers as a Group	1,771,254	4.3%
5% or Greater Shareholders:
International Finance Corporation (7)	3,283,635	8.00%
Helion Venture Partners II, LLC (8)	3,426,172	8.35%
IFC GIF Investment Company I (9)	8,389,452	20.44%
CDPQ Infrastructures Asia Pte Ltd. (10)	16,997,365	41.42%

*	Less than 0.01%
(1)	Includes the equity shares held by IW Green LLC. Mr. Inderpreet Wadhwa is the beneficial owner of all equity interests of IW Green LLC.
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

(10)

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

Lease Agreement

On November 28, 2011, AZI entered into a lease agreement, which became effective from December 1, 2011, for our registered office building and a lease arrangement for a guest house, which became effective February 1, 2016 with family members of Mr. Inderpreet Singh Wadhwa. Each transaction was conducted in the normal course of operations, transacted at the market rate and was approved by a majority of the board of directors independently. During the year, AZI terminated the lease agreement for our registered office and for the guest house and the security deposit’s were returned back to AZI. For the fiscal years ended March 31, 2017, 2018 and 2019, the Company incurred rent expense on office facilities and guest house facilities totaling INR 19.4 million, INR 15.4 million and INR 2.9 million (US$ 0.04 million), respectively, where the lessors are relatives of the Company’s chief executive officer and another director of AZI. As of March 31, 2018, and 2019, the Company had security deposits with these lessors totaling INR 2.2 million and INR Nil million, respectively.

Shareholders Agreements

The Company did not have any changes to its shareholders agreement.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our equity shares are listed on the New York Stock Exchange since October 12, 2016 under the symbol “AZRE.”

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

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance Act 2018, a GBC1 incorporated prior to 16th October 2017 will as from 30th June 2021 be known as a Global Business Company and will be governed by the regulatory regime applicable to Global Business Companies.

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

US Federal Income Taxation

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our equity shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of equity shares. In particular, this summary is directed only to U.S. Holders that purchase equity shares in this offering and that hold equity shares as capital assets. This summary does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our equity shares by vote or value, nonresident alien individuals who are present in the United States for more than 182 days during the taxable year, persons holding equity shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of equity shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of equity shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such equity shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the equity shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our equity shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the equity shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the equity shares will be treated as qualified dividends if:

•

the equity shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The equity shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below, we do not believe we were a PFIC for our taxable year ended March 31, 2019, and do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our equity shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation.

U.S. Holders that receive distributions of additional equity shares or rights to subscribe for equity shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Equity Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of equity shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the equity shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations. The amount of gain or loss will be equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in shares. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the equity shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if an Indian withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Indian taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the equity shares.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (“PFICs”). We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•	75 percent or more of our gross income for the taxable year is passive income; or
•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. We believe, and the other paragraphs in this disclosure generally assume, that we were not a PFIC for our taxable year ending March 31, 2019 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition and amount of our gross income and the relative quarterly average value of our assets. In particular, if we generate a small amount of gross income that is attributable to passive income in a taxable year, then there is a risk that we may be a PFIC for that taxable year. If we were a PFIC for any taxable year in which you hold our equity shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our equity shares regardless of whether we continued to be a PFIC in any subsequent year, unless you to mark your equity shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the equity shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

Interest Rate Risk

As of March 31, 2019, our long-term debt was at both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

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

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant increase or decrease in interest cost for the Company, for the fiscal year ended March 31, 2019.

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

We have hedged against the exchange rate risk on our Solar Green Bonds so as to minimize the effect of any adverse movement in the exchange rates. Further, we have partially hedged against debts denominated in U.S. dollars in Indian subsidiaries, in order to minimize the adverse impact of a large currency movement. These hedges are for a period of up to 5.5 years. We have taken foreign currency loans for our Rajasthan 1, Rajasthan 2 and Oberoi Rooftop projects.

Cash flow hedges with notional amounts of US$ 499.6 million and US$ 530.4 million were outstanding as at March 31, 2018 and 2019, respectively, with the balance maturity period ranging from 0.5 months to 5.5 years as of March 31, 2019. The fair value of these cash flow hedges as of March 31, 2018 and 2019 was US$ 5.1 million and US$ 29.4 million of liability and asset, respectively and is included in accumulated other comprehensive loss on our consolidated balance sheets. The changes in the fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modifications to the rights of the security holders

There have been no material modifications to the rights of securities holders or the use of proceeds.

Use of proceeds

During October – November, 2018, we completed our follow-on to our public offering of our equity shares pursuant to a Registration Statement on Form F-3, as amended (File No. 333-227164), which became effective on September 10, 2018. Credit Suisse Securities (USA) LLC., Barclays Capital Inc., and HSBC Securities (USA) Inc., acted as managing underwriters for the issue. An aggregate of 14,915,542 shares (including 115,542 shares exercised by underwriters subsequent to our offering) were sold by us in the offering at a price of US$12.50 per share. The initial offering by the Company and the private placement resulted in aggregate gross proceeds before expense of US$186.4 million and incurred an underwriter’s commission and other expenses of US$1.3 million. We have used US$182.0 million of the net proceeds to purchase equity shares of our subsidiary AZI and Azure Power Rooftop Private Limited, as outlined in the registration statement and prospectus.

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

Based on the foregoing, our group Chief Executive Officer and our group Chief Financial and Operating Officer have concluded that, as of March 31, 2019, our disclosure controls and procedures were effective.

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

Management used the Committee of Sponsoring Organizations of the Treadway Commission Internal Control—Integrated Framework (2013), or the COSO framework, to evaluate the effectiveness of internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal control over financial reporting, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal control over financial reporting are not omitted and is relevant to an evaluation of internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2019 and has concluded that such internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our Company’s Registered Public Accounting firm, as the Company being an emerging growth company under JOBS Act is exempted from such attestation requirement.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Mr. Arno Harris is an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the New York Stock Exchange listing standards.

ITEM 16B. CODE OF ETHICS

The Company has a Code of Conduct policy for all employees and a Code of Ethics policy that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the “Investor Relations” page of our corporate website www.azurepower.com or at http://investors.azurepower.com/~/media/Files/A/Azure-Power-IR/governance-documents/code-of-business-conduct-and-ethics-2-may-2016.pdf .

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young Associates, LLP, has served as our independent registered public accountant for each of the years ended March 31, 2018 and March 31, 2019 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young Associates, LLP,and the various member firms of Ernst and Young Associates, LLP to us, including some of our subsidiaries, in fiscal years 2018 and 2019.

	2018	2019	2019
Particulars	(INR)	(INR)	(US$)
Audit fees (audit and review of financial statements and offerings)	58,540,000	47,500,000	686,813
All other fees (tax advisory services)	1,400,000	5,000,000	72,296
Total	59,940,000	52,500,000	759,109

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst and Young Associates, LLP, including audit services, audit-related services and tax services. We have a written policy on the engagement of an external auditor.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Balance Sheets as of March 31, 2018 and 2019.
•	Consolidated Statements of Operations for the years ended March 31, 2017, 2018 and 2019.
•	Consolidated Statements of Comprehensive loss for the years ended March 31, 2017, 2018 and 2019.
•	Consolidated Statements of Preferred Shares and Shareholders deficit for the years ended March 31, 2017, 2018 and 2019.
•	Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2018 and 2019
•	Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description

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

Exhibit Number	Description

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

Exhibit Number	Description

4.22†

CCPS Subscription Agreement, dated September 19, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.23†

Amendment to CCPS Subscription Agreement, dated September 28, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.24†

Share Purchase Agreement, dated September 30, 2016, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd. (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.25†

Amended and Restated Shareholders Agreement, dated March 28, 2017, by and among Azure Power Global Limited, AZI, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2017)

4.26†

Indenture among Azure Power Energy Ltd, Azure Power Global Limited and Citicorp International Limited dated August 3, 2017 (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 15, 2018)

4.27†#

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

Date: June 10, 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Azure Power Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Azure Power Global Limited (the “Company“) as of March 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, preferred shares and shareholders‘ equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since year 2009,

Gurugram, India

June 10, 2019

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	8,346,526	10,537,581	152,365
Investments in available for sale securities	1,383,573	7,408	107
Restricted cash	2,406,569	2,167,827	31,345
Accounts receivable, net	2,223,455	3,307,076	47,818
Prepaid expenses and other current assets	1,114,482	1,380,314	19,958
Total current assets	15,474,605	17,400,206	251,593
Restricted cash	329,926	1,280,323	18,512
Property, plant and equipment, net	56,580,700	83,444,529	1,206,543
Software, net	39,802	63,715	921
Deferred income taxes	1,052,393	2,406,525	34,796
Other assets	499,653	4,268,462	61,719
Investments in held to maturity securities	7,041	—	—
Total assets	73,984,120	108,863,760	1,574,084
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	835,000	2,824,843	40,845
Accounts payable	1,521,854	3,477,382	50,280
Current portion of long-term debt	873,883	7,288,995	105,393
Income taxes payable	5,878	93,688	1,355
Interest payable	1,220,463	919,627	13,297
Deferred revenue	79,192	99,065	1,432
Other liabilities	611,598	2,301,669	33,280
Total current liabilities	5,147,868	17,005,269	245,882
Non-current liabilities:
Long-term debt	52,234,940	61,658,403	891,533
Deferred revenue	1,563,732	1,800,155	26,029
Deferred income taxes	892,138	2,053,808	29,696
Asset retirement obligations	356,649	665,146	9,617
Other liabilities	513,344	283,728	4,102
Total liabilities	60,708,671	83,466,509	1,206,859
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 25,996,932 and 41,040,028 shares issued and outstanding as of March 31, 2018 and 2019, respectively	1,076	1,773	26
Additional paid-in capital	19,004,604	32,186,606	465,393
Accumulated deficit	(6,593,471)	(6,311,095)	(91,253)
Accumulated other comprehensive loss	(294,672)	(747,545)	(10,809)
Total APGL shareholders’ equity	12,117,537	25,129,739	363,357
Non-controlling interest	1,157,912	267,512	3,868
Total shareholders’ equity	13,275,449	25,397,251	367,225
Total liabilities and shareholders’ equity	73,984,120	108,863,760	1,574,084

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in thousands, except share and per share data)

	March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Operating revenues:
Sale of power	4,182,985	7,700,600	9,926,209	143,525
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	375,787	691,947	868,963	12,565
General and administrative	797,161	1,187,379	1,313,765	18,996
Depreciation and amortization	1,046,565	1,882,451	2,137,133	30,901
Total operating costs and expenses:	2,219,513	3,761,777	4,319,861	62,462
Operating income	1,963,472	3,938,823	5,606,348	81,063
Other expense, net:
Interest expense, net	2,371,836	5,168,218	4,873,042	70,460
Loss / (gain) on foreign currency exchange, net	(109,128)	45,716	442,001	6,391
Total other expenses, net	2,262,708	5,213,934	5,315,043	76,851
Profit / (loss) before income tax	(299,236)	(1,275,111)	291,305	4,212
Income tax (expense)/benefit	(892,333)	252,882	(152,812)	(2,210)
Net profit / (loss)	(1,191,569)	(1,022,229)	138,493	2,002
Less: Net (loss) / profit attributable to non-controlling interest*	(18,924)	(201,547)	60,094	869
Net profit / (loss) attributable to APGL	(1,172,645)	(820,682)	78,399	1,133
Accretion to Mezzanine CCPS	(235,853)	—	—	—
Accretion to redeemable non-controlling interest	(44,073)	(6,397)	—	—
Net profit / (loss) attributable to APGL equity shareholders	(1,452,571)	(827,079)	78,399	1,133
Net profit/(loss) per share attributable to APGL equity shareholders
Basic	(111.39)	(31.84)	2.37	0.03
Diluted	(111.39)	(31.84)	2.31	0.03
Shares used in computing basic and diluted per share amounts
Basic	13,040,618	25,974,111	33,063,832
Diluted	13,040,618	25,974,111	33,968,127

* Includes profit (loss) attributed to a Non-Controlling interest, which was purchased prior to March 31, 2019, refer Note 2(y).

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in thousands)

	March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Net (loss)/profit	(1,191,569)	(1,022,229)	138,493	2,002
Other comprehensive loss/(gain), net of tax
Foreign currency translation	(10,228)	(546,198)	(2,343,622)	(33,887)
Effective portion of cashflow hedge	—	246,895	2,227,097	32,202
Income tax effect on effective portion of cash flow hedge	—	(36,579)	(313,775)	(4,537)
Unrealized (loss)/gain on available-for-sale securities	21,747	12,824	(22,573)	(326)
Income tax effect on unrealized gain/(loss) on available for sale of securities	—	(11,940)	—	—
Total other comprehensive loss	11,519	(334,998)	(452,873)	(6,548)
Less: Total comprehensive income attributable to non-controlling interest, included in other comprehensive loss/(gain)	—	—	—	—
Total comprehensive loss	(1,180,051)	(1,357,227)	(314,380)	(4,546)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Preferred Shares and Shareholders’ Equity/(Deficit)

(INR and US$ amounts in thousands)

	Preferred shares	Equity shares	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2016	9,733,272	68	(2,958,166)	28,807	(4,508,156)	(7,437,447)	(330)	(7,437,777)
Issuance of Series I CCPS	1,658,166	—	—	—	—	—	—	—
Accretion of CCPS	235,852	—	(235,852)	—	—	(235,852)	—	(235,852)
Net loss	—	—	—	—	(1,172,645)	(1,172,645)	(18,924)	(1,191,569)
Other comprehensive loss	—	—	—	11,519	—	11,519	—	11,519
Conversion of CCD and CCPS	(11,627,290)	738	15,357,492	—	—	15,358,230	—	15,358,230
Sale of stake in subsidiary	—	—	12,527	—	1,454	13,981	1,323,983	1,337,964
Accretion of redeemable non-controlling interest	—	—	—	—	(44,073)	(44,073)	—	(44,073)
Share based compensation	—	—	13,774	—	—	13,774	—	13,774
Proceeds from issuance of equity shares	—	267	6,714,376	—	—	6,714,643	—	6,714,643
Balance as of March 31, 2017	—	1,073	18,904,151	40,326	(5,723,420)	13,222,130	1,304,729	14,526,859

	Equity shares	Additional paid in capital	Accumulated Other comprehensive income/(loss)	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2017	1,073	18,904,151	40,326	(5,723,420)	13,222,130	1,304,729	14,526,859
Proceeds from issuance of equity shares	3	20,220	—	—	20,223	—	20,223
Sale of stake in subsidiary	—	—	—	(234)	(234)	64,844	64,610
Accretion on non controlling interest	—	—	—	(6,397)	(6,397)	—	(6,397)
Transition impact of ASC 742, taxes on inter-company transactions (note 11)	—	—	—	20,086	20,086	—	20,086
Net loss	—	—	—	(820,682)	(820,682)	(201,547)	(1,022,229)
Investment in subsidiary	—	55,173	—	(62,824)	(7,651)	(10,114)	(17,765)
Other comprehensive loss	—	—	(334,998)	—	(334,998)	—	(334,998)
Share based compensation	—	25,060	—	—	25,060	—	25,060
Balance as of March 31, 2018	1,076	19,004,604	(294,672)	(6,593,471)	12,117,537	1,157,912	13,275,449

	Equity shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2018	1,076	19,004,604	(294,672)	(6,593,471)	12,117,537	1,157,912	13,275,449
Proceeds from issuance of equity shares (refer note 14)	697	13,608,825	—	—	13,609,522	—	13,609,522
Impact of change in non-controlling interest	—	63,283	—	(14,438)	48,845	(48,845)	—
Net profit	—	—	—	78,399	78,399	60,094	138,493
Impact on buy back of stake in subsidiary (note 2 (y))	—	(572,805)	—	—	(572,805)	(901,649)	(1,474,454)
Transition impact of ASC 606, Revenue from Contracts with Customers (note 2(q))	—	—	—	218,415	218,415	—	218,415
Other comprehensive loss	—	—	(452,873)	—	(452,873)	—	(452,873)
Share based compensation	—	82,699	—	—	82,699	—	82,699
Balance as of March 31, 2019	1,773	32,186,606	(747,545)	(6,311,095)	25,129,739	267,512	25,397,251
Balance as of March 31, 2019 ((US$) (Note 2(d))	26	465,393	(10,809)	(91,253)	363,357	3,868	367,225

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in thousands)

	Year ended March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net (loss)/ profit	(1,191,569)	(1,022,229)	138,493	2,002
Adjustments to reconcile net loss/(profit) to net cash provided from/(used in) operating activities:
Income taxes and deferred tax	383,250	(655,229)	(507,642)	(7,340)
Depreciation and amortization	1,046,565	1,882,451	2,137,133	30,901
Change in fair value of CCD’s and Series E and G CCPS	164,200	—	—	—
Amortization of hedging cost	—	575,225	1,036,762	14,991
Loss on disposal of property plant and equipment	4,340	8,955	54,935	794
Share based compensation	13,774	25,060	82,699	1,196
Amortization of debt financing costs	114,085	747,520	266,814	3,858
Realized gain on short term investments	(72,179)	(167,520)	(148,334)	(2,145)
Deferred rent	59,500	56,787	81,435	1,177
Allowance for doubtful accounts	—	84,081	40,208	581
Employee benefit	—	—	10,727	155
Loan prepayment charges	—	676,043	—	—
Foreign exchange (gain)/loss, net	(109,128)	45,716	442,001	6,391
Changes in operating assets and liabilities
Accounts receivable, net	(581,850)	(1,168,931)	(1,123,829)	(16,250)
Prepaid expenses and other current assets	(122,871)	(641,559)	(265,832)	(3,844)
Other assets	(344,562)	141,421	(725,243)	(10,486)
Accounts payable	18,902	124,265	(34,778)	(503)
Interest payable	63,187	1,031,154	(300,836)	(4,350)
Deferred revenue	193,285	179,296	398,845	5,767
Other liabilities	333,881	(83,381)	532,358	7,699
Net cash flows (used in)/ provided by from in operating activities	(27,190)	1,839,125	2,115,916	30,594
Cash flow used in investing activities
Purchase of property plant and equipment	(15,421,498)	(19,629,436)	(26,007,142)	(376,043)
Purchase of software	(11,151)	(36,214)	(47,125)	(681)
Purchase of available for sale securities	(12,937,425)	(10,484,300)	(12,084,500)	(174,733)
Sale of available for sale securities	9,744,735	12,499,038	13,581,995	196,385
Investment in subsidiary	—	(397,211)	(1,474,454)	(21,319)
Net cash flows used in investing activities	(18,625,339)	(18,048,123)	(26,031,226)	(376,391)
Cash from financing activities
Proceeds from issuance of Green Bonds	—	31,260,069	—	—
Proceeds from term and other loans	20,993,944	10,683,246	15,558,167	224,959
Proceeds from issuance of debentures	—	1,864,584	1,477,930	21,370
Repayments of term and other loans	(6,373,210)	(26,396,790)	(3,785,602)	(54,737)
Loan prepayment charges	—	(676,043)	—	—
Proceeds from issuance of equity shares	7,657,467	16,405	13,706,162	198,180
Cost of issuance of equity shares	(942,824)	—	(69,287)	(1,001)
Proceeds from series I	1,658,166	—	—	—
Proceeds from issuance of equity shares to non-controlling interest	1,337,964	64,610	—	—
Net cash provided by financing activities	24,331,507	16,816,081	26,887,370	388,771
Effect of exchange rate changes on cash, cash equivalents and restricted cash	10,231	2,815	(69,350)	(1,002)
Net increase in cash and cash equivalents, and restricted cash (refer note 2 (f))	5,678,978	607,083	2,972,060	42,974
Cash and cash equivalents and restricted cash at the beginning of the period	4,783,914	10,473,123	11,083,021	160,252
Cash and cash equivalents and restricted cash at the end of the period	10,473,123	11,083,021	13,985,731	202,222
Supplemental disclosure of cash flow information
Cash paid during the year for interest	2,632,667	3,090,257	6,237,026	90,183
Cash paid during the year for income taxes	546,578	538,796	614,842	8,889
Non-cash conversion of CCPS and CCD’s	15,358,230	—	—	—

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (Power Purchase Agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

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

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, hedge accounting, valuation of share-based compensation, income taxes, energy kilowatts expected to be generated over the useful life of the solar power plant and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

(c) Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“INR”). The Company’s subsidiaries with operations in India use INR as the functional currency and the subsidiaries in the United States and Mauritius use US$ as functional currency. The financial statements of APGL and its subsidiaries, other than subsidiaries with a functional currency of INR, are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss/(gain) during the year in which they occur.

Revenue, expense and cash flow items are translated using the average exchange rates for the respective period. The resulting gains and losses from such translation are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss, which is a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s borrowings in other than functional currency are included in Loss/(Gain) on foreign currency exchange, net’ in the consolidated statements of operations.

(d) Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from INR into US$, as of and for the year ended March 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 69.16, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2019, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totalling INR 6,714,665 and INR 7,995,798 (US$ 115,613) at March 31, 2018 and 2019, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day notice.

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

The Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash effective April 1, 2018 with retrospective transition, which requires a statement of cash flows to present the change in restricted cash during the period as part of cash and cash equivalents and restate each prior reporting period presented. As a result, the Company no longer presents transfers between cash and restricted cash in the statement of cash flows. Cash used in investing activities prior to adoption of the ASU was INR 21,944,262 and INR 15,772,167 and INR 26,742,882 (US$ 386,681), for the year ended March 31, 2017, 2018 and 2019, respectively.

The following table presents the components of cash, cash equivalents and restricted cash included in the consolidated balance sheet that sums to the total of the same such amounts in the Consolidated Statements of Cash Flows:

	March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
Current Assets
Cash and cash equivalents	5,460,670	8,346,526	10,537,581	152,365
Restricted cash	3,629,037	2,406,569	2,167,827	31,345
Non-Current Assets
Restricted cash	1,383,416	329,926	1,280,323	18,512
Cash and cash equivalents and restricted cash	10,473,123	11,083,021	13,985,731	202,222

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

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered as available-for-sale and held-to-maturity. Investments classified as available for sale are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive income or loss in the consolidated statement of shareholders’ equity. Realized gains and proceeds from the sale of available-for-sale securities during the year ended March 31, 2018 were INR 167,520 and INR 12,499,038 and during the year ended March 31, 2019 were INR 148,334 (US$ 2,145) and INR 13,581,995 (US$ 196,385), respectively.

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2018, and March 31, 2019, amortized cost of held-to-maturity investments was INR 7,041 and INR 7,408 (US$ 107), respectively. The maturity date of the investment is February 3, 2020.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on First In First Out (“FIFO”) method.

(h) Accounts receivable, net

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2018 and 2019 was INR 128,559 and INR 40,208 (US$ 581), respectively. Accounts receivable serve as collateral for borrowings under the Company’s working capital facility, described in Note 10.

(i) Property, plant and equipment

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

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25-35 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	5 years
Computers	3 years

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels. The Company has revised the useful life effective October 1, 2018, this has resulted in reduction of depreciation and amortization expense by INR 267,390 (US$ 3,866).

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

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred. Additional capacity, if any, added to property plant and equipment is depreciated over the remaining estimated useful live.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use.

The amount of interest capitalized during the years ended March 31, 2017, 2018 and 2019 was INR 256,802, INR 383,884 and INR 467,170 (US$ 6,755), respectively.

(j) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended March 31, 2018 and 2019.

(k) Leases and land use rights

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

(l) Asset retirement obligations (ARO)

Upon the expiration of the land lease arrangement for solar power plants located on leasehold land, the Company is required to remove the solar power plant and restore the land. The Company records the fair value of the liability for the legal obligation to retire the asset in the period in which the obligation is incurred, which is generally when the asset is constructed. When a new liability is recognized, the Company capitalizes it by increasing the carrying amount of the related long-lived asset, which results in an ARO asset being depreciated over the remaining useful life of the solar power plant. The liability is accreted and expensed to its present expected future value each period based on a credit adjusted risk free interest rate. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss.

The Company’s asset retirement obligations were INR 356,649 and INR 665,146 (US$ 9,617) as of March 31, 2018 and 2019, respectively. The accretion expense incurred during the years ended March 31, 2017, 2018 and 2019 was INR 9,329, INR 18,369 and INR 23,047 (US$ 333), respectively. The depreciation expense incurred during the years ended March 31, 2017, 2018 and 2019 was INR 4,146, INR 8,164 and INR 10,243 (US$ 148), respectively.

There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of March 31, 2019.

	2018 (INR)	2019 (INR)	2019 (US$)
Beginning balance	242,980	356,649	5,157
Addition during the year	95,300	285,450	4,127
Liabilities settled during the year	—	—	—
Accretion expense during the year	18,369	23,047	333
Ending balance	356,649	665,146	9,617

(m) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software-. As of March 31, 2019, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2019, all capitalized software were considered fully recoverable.

(n) Debt financing costs

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

Amortization of debt financing costs for the year ended March 31, 2017, March 31, 2018 and 2019 was INR 114,085, INR 747,520 and INR 266,814 (US$ 3,858), respectively.

The carrying value of debt financing costs as on March 31, 2018 and 2019 was INR 827,539 and INR 850,715 (US$ 12,298). See Note 10.

Further the Company has paid INR 593,897 (US$ 8,587), for the commitments not yet drawn. See note 9.

(o) Income taxes

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

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through March 31, 2019, the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

(p) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 15,734, INR 26,201 and INR 31,710 (US$ 459) for the years ended March 31, 2017, 2018 and 2019, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2019, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit-, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 23,145 and INR 32,634 (US$ 472) as of March 31, 2018 and 2019, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2018 and 2019 were not significant.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

Post-retirement benefit

Eligible employees of the Company in India receive benefits from the employees retirement policy of the Company, on attaining the age of 58 years or if employees served the Company for 10 years or more and has attained the age of 40 years or above, shall receive one-time payment of ten months’ salary at the time of retirement.

Current retirement benefit cost are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 10,727 (US$ 155) as of March 31, 2019.

(q) Revenue recognition

Sale of power consists of solar energy sold to customers under long term Power Purchase Agreements (PPAs), which generally have a term of 25 years. Our customers are generally power distribution companies and, to a lesser extent, commercial and industrial enterprises.

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The company recognize revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through March 31, 2019, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

The Company also records the proceeds received from Viability Gap Funding (‘VGF’) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

The Company adopted “ASC Topic 606” Revenue from Contracts with Customers, being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted the guidance effective April 1, 2018 using the modified retrospective approach, which was applied to those contracts which were not completed as of April 1, 2018. Under Topic 606, total consideration for PPA’s with scheduled price changes (price escalation in one of the solar power plant with 50 MWs of operating capacity and price decrease in one of the solar power plant with 10 MW of operating capacity) and for significant financing components, is estimated and recognized over the term of the agreement. Price escalations create an unbilled receivable and the price decreases create deferred revenue. The time value of the significant financing component is recorded as interest expense. The Company uses the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception and recognizes the revenue amount on a straight-line basis over the term of the PPAs, and interest expense using the effective interest rate method. The Company also recognizes incremental costs incurred to obtain a contract in Other Assets in the consolidated balance sheet. These amounts are amortized on a straight-line basis over the term of the PPAs, and are included as a reduction to revenue in the consolidated statements of operations.

The results of reporting periods beginning April 1, 2018, are presented in accordance with ASC Topic 606 and the prior period amounts are reported in accordance with ASC Topic 605, Revenue Recognition. Upon adoption of ASC Topic 606, and by availing the exemption under the modified retrospective approach, the Company recorded a cumulative adjustment to accumulated deficit amounting to INR 218,414 (US$ 3,158) as of April 1, 2018, net of deferred tax effect and INR 99,461 (US$ 1,438) was recorded as unbilled receivable, a reclassification of INR 146,106 (US$ 2,113) from property plant and equipment relating to contract acquisition cost, and INR 415,778 (US$ 6,012) as deferred revenue. Adoption of ASC Topic 606 did not result in any material impact in the Consolidated Statement of Operations and deferred tax asset or liability as the impact is reversed within the tax holiday period.

Contract balances

The following table provides information about receivables, unbilled receivables, contract acquisition cost and deferred revenue from customers as at March 31, 2018 and 2019, respectively.

	As at March 31,
	2018	2019	2019
	INR	INR	US$
Current assets
Accounts receivable, net	2,223,455	3,307,076	47,818
Non-current assets
Unbilled receivable	—	123,550	1,786
Contract acquisition cost	—	152,484	2,205
Current liabilities
Deferred revenue	79,192	99,065	1,432
Non-current liabilities
Deferred revenue	1,563,732	1,800,155	26,029

Deferred revenue	INR	US$
Balance as of April 1, 2018	1,500,376	21,694
Increased as a result of additional cash received against ‘VGF'	414,055	5,987
Deferred revenue recognized	83,749	1,211
Amount recognized into revenue	(98,960)	(1,431)
Closing as of March 31, 2019	1,899,219	27,461

Accounts receivable – from sale of power consist of accrued revenues due under the PPA, based on the sale of power transferred to the customer, generally requiring payment within 30 to 60 days of sale. As per terms of PPA, payment is unconditional once performance obligations have been satisfied and does not contains any future, unsatisfied performance obligation to be included in this disclosure.

(r) Cost of operations (exclusive of depreciation and amortization)

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

(s) General and administrative expenses

General and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses.

(t) Share based compensation

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

Effective November 2018, the Company revised the exercise price of 692,507 options to US$ 11.90 per option. The impact to share-based compensation expense on account of the revision in the exercise price is not material. The share-based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totalled INR 25,060 and INR 82,699 (US$ 1,196) for the years ended March 31, 2018 and 2019, respectively.

Refer to Note 19 for details on the Share based compensation.

(u) Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

(v) Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures-, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

(w) Derivatives and Hedging

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

Contracts designated as Cash Flow Hedge

Cash flow hedge accounting is followed for derivative instruments to mitigate the exchange rate risk on foreign currency denominated debt instruments. Changes in fair value of derivative contracts designated as cash flow hedges are recorded in other comprehensive income/(loss), net of tax, until the hedge transactions occurs. The Company evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis or as required. The effective portion of cash flow hedge is recorded in Other Comprehensive Income and the ineffective portion is charged as expense through profit and loss. The cost of hedge is recorded as an expense over the period of the contract on a straight-line basis.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in earnings along with the corresponding transaction gains and losses on the items being economically hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings. The Company has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in Loss (gain) on foreign currency exchange, net in the consolidated statements of operations. These derivatives are not held for speculative or trading purposes.

(x) Segment information

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

(y) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to (i) a 0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company, (ii) a 49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company and (iii) a 0.01% ownership interest in Azure Power India Private Limited (“AZI”) not held by the Company. As of March 31, 2019, the Company recorded a non-controlling interest amounting to INR 267,512 (US$ 3,868) including INR 60,094 (US$ 869) of net profit for the year ended March 31, 2019. As of March 31, 2018, the Company recorded a non-controlling interest amounting to INR 1,157,912 including INR 201,547 of net loss for the year.

During March 2019, the Company paid INR 1,474,454 (US$ 21,191), to purchase 48.37% ownership interest in a subsidiary, with a 150 MW Punjab project, which was not held by the Company previously.

(z) Redeemable non-controlling interest

During the year ended March 31, 2018, the Company bought the equity interest held by the investor in the subsidiary for consideration of INR 397,312. The Company has adjusted the carrying amount of the redeemable non-controlling interest to the redemption value on the date of transaction and upon completion of the transaction, the Company owns 100% of the power plant.

(aa) Recent accounting pronouncements

During February 2016, the FASB issued ASU 2016‑02, Leases (Topic 842). There have been further amendments, including practical expedients, with the issuance of ASU 2018-01 in January 2018, ASU 2018-11 in July 2018 and ASU 2018-20 in December 2018. The amended guidance requires recognition of lease assets and lease liabilities on the balance sheet for those leases with terms in excess of 12 months. The Company plans to adopt this ASU using the modified retrospective method with a cumulative adjustment to its retained earnings. The ASU is applicable for all reporting periods beginning on or after December 15, 2018 (April 1, 2019 for the Company).

At transition, lessees and lessors may elect to apply a package of practical expedients permitting entities not to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) lease classification for any expired or existing leases and (iii) whether initial direct costs for any expired or existing leases qualify for capitalization under the amended guidance. These practical expedients must be elected as a package and consistently applied. The Company plans to apply the package of practical expedients upon adoption. The Company has completed preliminary assessment for evaluating the impact of the guidance and anticipates that its adoption will result in recognition of right-to-use of assets and lease liabilities for leases in effect at the transition date.

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815), Inclusion of the Secured Overnight Financing Rate ("SOFR") Overnight Index Swap ("OIS") Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which adds the OIS rate based on the SOFR as a benchmark interest rate for hedge accounting purposes. Adoption of the ASU 2018-16 will not have any material impact on the Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Bank deposits	1,631,861	2,541,783	36,752
Term deposits	6,714,665	7,995,798	115,613
Total	8,346,526	10,537,581	152,365

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Bank deposits	2,406,569	2,167,827	31,345
Term deposits	329,926	1,280,323	18,512
	2,736,495	3,448,150	49,857
Restricted cash — current	2,406,569	2,167,827	31,345
Restricted cash — non-current	329,926	1,280,323	18,512

5. Accounts receivable

Accounts receivable, net consists of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Accounts receivable	2,352,014	3,347,284	48,399
Less: Allowance for doubtful accounts	(128,559)	(40,208)	(581)
Total	2,223,455	3,307,076	47,818

Activity for the allowance for doubtful accounts receivable is as follows:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Balance at the beginning of the year	44,478	128,559	1,859
Provision for doubtful accounts	84,081	40,208	581
Provision written off	—	(128,559)	(1,859)
Balance at the end of the year	128,559	40,208	581

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Derivative asset - current (Note 21)	48,837	—	—
Interest receivable on term deposits	251,273	242,845	3,511
Balance with statutory authorities	483,614	745,524	10,780
Prepaid assets	177,467	221,900	3,208
Advance to suppliers	112,897	109,877	1,589
Other	40,394	60,168	870
Total	1,114,482	1,380,314	19,958

7. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	Estimated	As of March 31,
	Useful Life	2018	2019	2019
	(in years)	(INR)	(INR)	(US$)
Plant and machinery (solar power plants)	25-35	47,978,808	70,027,952	1,012,550
Leasehold improvements — solar power plant	25	3,192,794	4,392,401	63,511
Furniture and fixtures	5	8,648	10,721	155
Vehicles	5	46,815	69,982	1,012
Office equipment	5	18,789	20,145	291
Computers	3	51,238	66,628	963
Leasehold improvements — office	1-3	109,940	117,079	1,693
		51,407,032	74,704,908	1,080,175
Less: Accumulated depreciation		4,346,546	6,460,467	93,413
		47,060,485	68,244,441	986,762
Freehold land		2,176,920	2,482,519	35,895
Construction in progress		7,343,295	12,717,569	183,886
Total		56,580,700	83,444,529	1,206,543

Depreciation expense on property, plant and equipment was INR 1,036,029, INR 1,861,951 and INR 2,113,921 (US$ 30,566) for the years ended March 31, 2017, 2018 and 2019, respectively.

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels. Since the Company has revised the useful life effective October 1, 2018, this has resulted in reduction of depreciation and amortization expense by INR 267,390 (US$ 3,866).

The Company has received government grants for the construction of rooftop projects amounting to, INR 50,378 and INR 29,891 (US$ 432) for the years ended March 31, 2018 and 2019, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related rooftop projects.

8. Software, net

	Estimated	As of March 31,
	Useful Life	2018	2019	2019
	(in years)	(INR)	(INR)	(US$)
Software licenses and related implementation costs	3 Years	75,053	122,178	1,767
Less: Accumulated amortization		35,251	58,463	846
Total		39,802	63,715	921

Aggregate amortization expense for software was INR 10,536, INR 11,684 and INR 23,212 (US$ 336) for the years ended March 31, 2017, 2018 and 2019, respectively.

Estimated amortization expense for the years ending March 31, 2020, 2021, and 2022 is INR 31,265, INR 22,394 and INR 9,950, respectively.

9. Other assets

Other assets consist of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Prepaid income taxes	171,304	307,005	4,439
Derivative asset (Note 21)	—	2,220,434	32,107
Interest receivable on term deposits	—	66,694	964
Security deposit to related party (Note 18)	2,160	—	—
Security deposit to others	123,316	402,463	5,819
Land use rights	113,209	329,730	4,768
Contract acquisition cost	—	152,484	2,205
Unbilled receivables	—	123,550	1,786
Prepaid debt financing cost	46,800	593,897	8,587
Other	42,864	72,205	1,044
Total	499,653	4,268,462	61,719

10. Long term debt

Long term debt, consists of the following:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Secured term loans:
Foreign currency loans	35,524,189	45,124,494	652,465
Indian rupee loans	17,573,746	23,813,316	344,322
	53,097,937	68,937,810	996,787
Other secured bank loan:
Vehicle loan	10,886	9,588	139
Total debt	53,108,823	68,947,398	996,926
Less current portion	873,883	7,288,995	105,393
Long-term debt	52,234,940	61,658,403	891,533

Term loans

5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260,069 net of discount of INR 8,601 at 0.03% and issuance expense of INR 585,832. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes are payable on a semi-annual basis and the principal amount is payable in November 2022. As of March 31, 2019, the net carrying value of the Green Bonds as on March 31, 2019 was INR 34,123,119 (US$ 493,394). The Company has guaranteed the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

Non-Convertible Debentures

During the year ended March 31, 2018, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,864,584, net of issuance expense of INR 35,416. The debentures carry an interest rate of 12.30% per annum. The debentures are repayable in 11 equalized semi-annual instalments beginning September 2022 until September 2027 and interest payments are payable semi-annually commenced March 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of March 31, 2019, the net carrying value of the non-convertible debentures was INR 1,863,899 (US$ 26,951).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,477,930 (US$ 21,370), net of issuance expense of INR 22,070 (US$ 319). The debentures carry an interest rate of 10.50% per annum. The debentures are repayable on the expiry of a period of 15 months from the date of allotment and interest payments are payable every three months commenced December 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The Non-Convertible debentures are collateralized with the shares of two of its subsidiaries in terms of the debentures deed. As of March 31, 2019, the net carrying value of the non-convertible debentures was INR 1,490,807 (US$ 21,556).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of our subsidiaries and borrowed INR 547,996 (US$ 7,924), net of issuance expense of INR 14,044 (US$ 203). The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari paasu mortgage charge on all immovable and movable properties of the borrower. As of March 31, 2019, the net carrying value of the non-convertible debentures was INR 548,347 (US$ 7,929).

Project level secured term loans

Foreign currency loans

The net carrying value of the loan as of March 31, 2019 is INR 683,924 (US$ 9,889) which was borrowed for the financing of a 5 MW solar power project, which carries a fixed interest rate of 4.40%. The loan is repayable in 66 quarterly instalments commenced July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 560,024 (US$ 8,098) as of March 31, 2019.

The net carrying value of the loan as of March 31,2019 is INR 3,040,316 (US$ 43,961), which was borrowed for the financing of a 35 MW solar power project, which carries a fixed interest rate of 4.07%. The loan is repayable in 36 semi-annual instalments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of INR 2,655,115 (US$ 38,391) as of March 31, 2019.

During the year ended March 31, 2018, the company entered into an unsecured credit facility commitment for financing future rooftop solar power projects, which carries a fixed interest rate of 4.42%. The net carrying value of the loan as of March 31,2019 is INR 47,378 (US$ 685). The interest rate for the facility is fixed at lender’s base rate plus 2.25% per annum at the time of first disbursement. The loan is repayable in 54 quarterly instalments which commenced from October 15, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 53,995 (US$ 781) as of March 31, 2019.

During the year ended March 31, 2019, the Company borrowed INR 4,674,908 as a project level bridge loan facility for the financing of a 260 MW solar power project. The facility carries a variable interest rate of LIBOR + 1.5% determined on semi-annual basis. The loan is repayable upon refinancing through a long-term debt. The borrowing is collateralized by pledge of 100% of the equity shares of the subsidiary and first charge on underlying solar power project of the subsidiary. Further, the Company has provided a guarantee for the facility. The net carrying value of the loan as of March 31,2019 is INR 4,835,593 (US$ 69,919).

During the year ended March 31, 2019, the Company borrowed INR 367,991 and INR 183,996, as project level financing for some of our rooftop projects. These facilities carry an interest rate of LIBOR + 2.75% and interest payments are payable every three months commencing from April 2019. The loan is repayable on October 15, 2024. The borrowing is collateralized by first ranking pari-paasu mortgage charge on all immovable and movable properties of the borrower. The net carrying value of the loan as of March 31,2019 is INR 539,165 (US$ 7,796).

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totalling INR 268,464 and INR 304,299 (US$ 4,400) at March 31, 2018 and March 31, 2019, are classified as restricted cash on the consolidated balance sheets.

Foreign currency loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances. As of March 31, 2019, the Company is in compliance with all such covenants.

Indian rupee loans

The net carrying value of the loan as of March 31, 2019 is INR 89,568 (US$ 1,295), borrowed for the financing of a 2.5 MW solar power project. The interest rate as of March 31, 2019 was 12.15% per annum. The loan is repayable in 29 semi-annual instalments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 128,576 (US$ 1,859) as of March 31, 2019.

The net carrying value of the loan as of March 31, 2019 is INR 1,339,576 (US$ 19,369), borrowed for financing of a 30 MW solar power project from a consortium of bank led by Yes Bank, which carries a floating rate of interest at a respective lender’s lending rate plus 1.5% per annum. The loan is repayable in 58 quarterly instalments commenced December 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,585,635 (US$ 22,927) as of March 31, 2019.

The net carrying value of the loan as of March 31, 2019 is INR 1,408,228 (US$ 20,362), borrowed for financing of a 28 MW solar power project, which has been refinanced from L&T Finance and United Bank of India and unamortized carrying value of ancillary cost of borrowing was expensed. The floating interest rate at L&T PLR less spread 4.9% (as on date of disbursement) and for United Bank of India, the rate is at L&T PLR less 4.5%, the interest is fixed for first 5 years. The loan is repayable in 72 quarterly instalments commenced October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,356,688 (US$ 19,617) as of March 31, 2019.

During the year ended March 31, 2018, the Company borrowed INR 413,300 for financing of a 14 MW solar power project from Indusind Bank. The floating interest rate is MCLR plus 1.45% per annum. The loan is repayable in 55 quarterly instalments commenced June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 495,899 (US$ 7,170) as of March 31, 2019. The net carrying value of the loan as of March 31, 2019 is INR 388,596 (US$ 5,619).

During the year ended March 31, 2018, the Company borrowed INR 1,614,100 for financing of a 40 MW solar power project from Indian Renewable Energy Development Agency (IREDA). The floating interest rate at rate of interest for Grade-III borrower as per credit risk rating system of IREDA and external grading of Grade-III. The loan is repayable in 60 quarterly instalments commencing September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,799,823 (US$ 26,024) as of March 31, 2019. The net carrying value of the loan as of March 31,2019 is INR 1,470,583 (US$ 21,263).

During the year ended March 31, 2018, the Company borrowed INR 375,000 for financing of a 7 MW solar power project from PTC India Financial Services. The floating interest rate at PFS reference rate less 3.5%. The loan is repayable in 63 quarterly instalments commenced December, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 388,738 (US$ 5,621) as of March 31, 2019. The net carrying value of the loan as of March 31,2019 is INR 339,085 (US$ 4,903).

During the year ended March 31, 2018, the Company borrowed INR 2,300,000 for financing of a 50 MW solar power project, from PTC India Financial Services. The floating interest rate at PFS reference rate less 3.5%. The loan is repayable in 63 quarterly instalments commenced September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,518,454 (US$ 36,415) as of March 31, 2019. The net carrying value of the loan as of March 31, 2019 is INR 2,161,133 (US$ 31,248).

During the year ended March 31, 2018, the Company borrowed INR 2,287,200 for financing of a 50 MW solar power project, from PTC India Financial Services. The floating interest rate at PFS reference rate less 3.25%. During March 2019, loan amount of INR 1,500,000 was refinanced from Tata Cleantech Capital Limited. The floating interest rate at TCCL Prime Lending Rate less 4.9%. The loan is repayable in 63 quarterly instalments commenced September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,518,454 (US$ 36,415) as of March 31, 2019. The net carrying value of the loan as of March 31, 2019 is INR 2,091,743 (US$ 30,245).

The net carrying value of the loan as of March 31, 2019 is INR 461,905 (US$ 6,679), borrowed for financing of a 10 MW solar power project, from Rural Electrification Corporation Limited (REC). The rate of interest shall be applicable for a Grade-III borrower for the financing will reset after 10 years. The floating interest rate is at REC lending rate. The loan is repayable in 60 quarterly instalments commencing June 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 554,982 (US$ 8,025) as of March 31, 2019.

During the year ended March 31, 2018, the Company borrowed INR 3,800,000 for financing 100 MW solar power project and was refinanced with a new loan during September 2017 from Indian Renewable Energy Development Agency (IREDA). The floating interest rate at Grade-II as per IREDA. The loan is repayable in 73 quarterly instalments commenced June 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 5,117,991 (US$ 74,002) as of March 31, 2019. The net carrying value of the loan as of March 31,2019 is INR 5,508,657 (US$ 79,651).

During the year ended March 31, 2019, the Company borrowed INR 1,070,000 for financing 200 MW solar power project from Yes Bank. The floating interest rate at MCLR plus 0.55%. The loan is repayable in 74 quarterly instalments commencing March 2020. The borrowing is collateralized by the underlying under construction solar power project assets with a net carrying value of INR 6,662,878 (US$ 96,340) as of March 31, 2019. The net carrying value of the loan as of March 31,2019 is INR 1,047,846 (US$ 15,151).

During the year ended March 31, 2019, the Company borrowed INR 3,530,000 for financing 100 MW solar power project, from L&T Finance. The loan is repayable within two years from the date of drawdown. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of the asset. The floating interest rate at L&T PLR less spread 4.65% The net carrying value of the loan as of March 31,2019 is INR 3,488,742 (US$ 50,445).

During the year ended March 31, 2019, the Company borrowed INR 124,120 (US$ 1,795) as External Commercial Borrowings for some of our rooftop projects from International Financial Corporation (‘IFC’). These facilities carry an interest rate of 10.74% and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari-paasu mortgage charge on all immovable and movable properties of the borrower. The loan is repayable on October 15, 2024. The net carrying value of the loan as of March 31,2019 is INR 120,939 (US$ 1,749).

As of March 31, 2019, the Company has unused commitments for long-term financing arrangements amounting to INR 10,158,901 (US$ 146,890) for solar power projects.

Trade credit

As of March 2019, the Company had entered into multiple buyer’s credit facilities amounting to INR 1,596,070 (US$ 22,801). These facilities carry a floating interest rate of LIBOR+ 0.5%, for its solar power projects. The trade credits shall to be repaid in 2.7 -2.8 years from the date of shipment with semi-annual interest payments.

From December till January 2019, the Company had entered into buyer’s credit facility amounting to INR 281,120 (US$ 4,016) at six months LIBOR plus 0.8% spread, for some of its operational SPV’s.

Short term

In February 2017, the Company entered into a revolving credit facility in the amount of INR 2,500,000. The facility was closed in September 2018.

For the year ended March 31, 2019, the Company entered into a revolving credit facility in the amount of INR 500,000, from Reliance Commercial finance. The company has drawn the whole facility as of March 31, 2019. Borrowings under this facility are repayable within 12 months of disbursement. The floating interest rate at respective lender’s PLR rate minus 5.5%. The unamortized balance of debt financing cost as of March 31, 2019 is INR 4,460 (US$ 67).

For the year ended March 31, 2019, the Company entered into a short-term credit facility in the amount of INR 2,500,000. Borrowings under this facility are repayable within 12 months of disbursement. The company has drawn INR 1,400,000 as of March 31, 2019. The facility bears an interest rate of 11.25%. The unamortized balance of debt financing cost as of March 31, 2019 is INR 5,423 (US$ 78).

For the year ended March 31, 2019, the Company entered into working capital facility in the amount of INR 1,950,000. The company has drawn the whole facility during the year out of which INR 1,010,000 was repaid as of March 31, 2019. Borrowings under this facility are repayable within 12 months of disbursement, unless renewed by the lenders thereafter, which the facility will be available till July 2022. The facility bears an interest rate of 12.50%. The unamortized balance of debt financing cost as of March 31, 2019 is INR 5,094 (US$ 74).

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

The carrying value of debt financing costs as on March 31, 2018 and 2019 was INR 827,539 and INR 850,715 (US$ 12,298) for the above loans, which is amortized over the term of the contract using the effective interest rate method.

As of March 31, 2019, the aggregate maturities of long-term debt are as follows:

	Annual maturities*
As of March 31,	INR	US$
2020	7,277,068	105,221
2021	4,560,982	65,948
2022	2,944,433	42,574
2023	36,088,821	521,816
2024	1,431,288	20,695
Thereafter	17,480,746	252,758
Total: aggregate maturities of long-term debt	69,783,338	1,009,012
Less: carrying value of unamortized debt financing costs	(835,940)	(12,086)
Net maturities of long-term debt	68,947,398	996,926
Less: current portion of long-term debt	(7,288,995)	(105,393)
Long-term debt	61,658,403	891,533

*

Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of March 29, 2019 as per Reserve Bank of India.

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

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring recognition. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2017	2018	2019	(INR)
	INR	INR	INR	US$
Current tax expense/(benefit)*	509,083	(117,399)	128,022	1,851
Withholding Tax on interest on Inter-corporate debt	—	133,715	192,360	2,781
Deferred income tax expense/(benefit)	383,250	(269,198)	(167,570)	(2,423)
Total	892,333	(252,882)	152,812	2,210

*	Current tax on profit before tax.

Income/(loss) before income taxes is as follows:

	March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
Domestic operations	(28,504)	61,995	261,588	3,782
Foreign operations	(270,732)	(1,337,106)	29,717	430
Total	(299,236)	(1,275,111)	291,305	4,212

Net deferred income taxes in the consolidated balance sheet is as follows:

	March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Deferred tax assets	1,767,733	2,734,923	39,544
Less: valuation allowance	(715,340)	(328,398)	(4,748)
Net deferred tax assets	1,052,393	2,406,525	34,796
Deferred tax liability	892,138	2,053,808	29,696

At March 31, 2019, the Company performed an analysis of the deferred tax asset valuation allowance. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of March 31, 2019, on the basis that it is more likely than not that APGL itself will not be able to utilize the entirety of its net operating losses as it has no business operations of its own.

Change in the valuation allowance for deferred tax assets as of March 31, 2018 and March 31, 2019 is as follows:

	March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Opening valuation allowance	12,845	715,340	10,343
Valuation allowance on adoption of ASU 2016-16	1,154,053	—	—
Movement during the Year	(451,558)	(386,942)	(5,595)
Closing valuation allowance	715,340	328,398	4,748

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)
Deferred tax assets:
Net operating loss	550,923	1,428,914	20,661
Tax on Inter — Company margin	500,474	205,129	2,966
Deferred revenue	216,225	315,881	4,567
Asset retirement obligation	79,325	141,523	2,046
Depreciation and amortization	957,272	827,576	7,218
Minimum alternate tax credit	456,152	767,307	11,095
Allowance for doubtful accounts	15,541	13,976	202
Other deductible temporary difference	59,410	83,312	1,205
Valuation allowance	(715,340)	(328,398)	(4,748)
Deferred tax liabilities:
Depreciation and amortization	(1,911,206)	(2,790,299)	(35,597)
Other comprehensive income	(48,521)	(312,204)	(4,514)
Net deferred tax (liability) asset	160,255	352,717	5,101

The effective income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes as follows:

	For the Year ended March 31,
	2017		2018		2019
	Tax (INR)%		Tax (INR)%		Tax (INR)%		US$
Statutory income tax (benefit)/expense	(103,494)	(34.60)%	(445,523)	(34.94)%	101,782	34.94%	1,472
Temporary differences reversing in the Tax Holiday Period	223,897	74.87%	333,565	26.12%	303,660	(103.92)%	4,391
Taxes on intercompany transaction reversing in the Tax Holiday Period	741,474	247.96%	—	—	—	—	—
Impact of changes in tax rate	—	—	112,547	8.83%	—	—	—
Permanent timing differences	—	—	116,739	9.16%	28,895	9.92%	418
Valuation allowance created / (reversed) during the year	4,274	1.42%	(451,558)	(35.41)%	(386,942)	(112.73)%	(5,595)
Other difference	26,182	8.55%	81,348	6.38	105,417	224.03%	1,524
Total	892,333	298.20%	(252,882)	(19.8)%	152,812	52.24%	2,210

For the fiscal year ended March 31, 2019, the statutory income tax rate as per the Income Tax Act, 1961 is 34.61%. As of March 31, 2017, 2018, and 2019, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. Those earnings totalled INR 1,315,335 INR 1,572,635 and INR 989,554 (US$ 14,308) for the years ended March 31, 2017, 2018 and 2019, respectively.

12. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
Interest expense:
CCDs	90,360	—	—	—
Series E and G CCPS	73,840	—	—	—
Term loans	2,439,052	5,104,245	5,469,020	79,078
Bank charges and other#	160,740	739,939	484,618	7,007
	2,763,992	5,844,184	5,953,638	86,085
Interest income:
Term and fixed deposits	319,823	508,446	932,035	13,477
Gain on sale of investments	72,074	167,258	148,420	2,146
Investments held-to-maturity	259	262	141	2
	392,156	675,966	1,080,596	15,625
Total	2,371,836	5,168,218	4,873,042	70,460

#	Bank charges and other includes amortization of debt financing costs for the year ended March 31, 2017, March 31, 2018 and 2019 was INR 114,085, INR 747,520 and INR 266,814 (US$ 3,858), respectively.

13. Loss/(gain) on foreign currency exchange

Loss/(gain) on foreign currency exchange consists of the following:

	Year ended March 31,
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
Unrealized loss/ (gain) on foreign currency loans	(126,943)	12,280	226,490	3,275
Realized gain on foreign currency loans	(106,299)	(74,080)	(47,896)	(693)
Unrealized loss on derivative instruments	61,862	45,624	21,354	309
Realized loss on derivative instruments	123,792	32,275	48,837	706
Other loss/ (gain) on foreign currency exchange	(61,540)	29,619	193,215	2,794
Total	(109,128)	45,716	442,001	6,391

14. Equity shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2018, and 2019, there were 25,996,932 and 41,040,028 equity shares issued and outstanding.

During the year ended March 31, 2019, the Company issued 14,915,542 shares at US$ 12.50 per share, during its Follow-on Public Offering (FPO). The Company incurred underwriter fees, legal expenses, printing costs and other costs directly relating to its FPO of US$ 3,494, the Company accounted for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares. These costs were applied against the proceeds from the FPO. The FPO resulted in aggregate proceeds net of issuance expense of US$ 182,951.

15. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings Per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net profit/loss attributable to APGL equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options, compulsorily convertible debentures, and compulsorily convertible preferred shares have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

The Mezzanine CCPS shareholders were entitled to participate, along with the equity shareholders, in the earnings of the Company. Under ASC Topic 260 such participative rights would require the two-class method of reporting EPS. As the preferred shares do not participate in losses, the Company had excluded these shares, as including them would be antidilutive.

(Loss)/profit per share is presented below:

	Year ended March 31
	2017	2018	2019	2019
	(INR)	(INR)	(INR)	(US$)
Net (loss)/profit attributable to APGL	(1,172,645)	(820,682)	78,399	1,133
Add: Accretion on Mezzanine CCPS	(235,853)	—	—	—
Add: Accretion of redeemable non-controlling interest	(44,073)	(6,397)	—	—
Net (loss)/profit attributable to APGL equity shareholders (A)	(1,452,571)	(827,079)	78,399	1,133
Shares outstanding for allocation of undistributed income:
Equity shares	25,915,956	25,996,932	41,040,028	41,040,028
Weighted average shares outstanding
Equity shares – Basic (B)	13,040,618	25,974,111	33,063,832*	33,063,832*
Equity shares – Diluted (C)	13,040,618	25,974,111	33,968,127*	33,968,127*
Net (loss)/profit per share — basic and diluted
Equity earnings per share – Basic (D=A/B)	(111.39)	(31.84)	2.37	0.03
Equity earnings per share – Diluted (E=A/C)	(111.39)	(31.84)	2.31	0.03

* — During the year, the Company issued 14,915,542 shares at US$ 12.50 per share, during its Follow-on Public Offering (FPO).

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 540,280 and 1,058,527 for years ended March 31, 2017 and 2018, respectively.

16. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straight-line basis over the term of the lease. Rent expense for operating leases for the years ended March 31, 2017, 2018 and 2019 was INR 172,528, INR 206,497 and INR 324,370 (US$ 4,690), respectively.

Future minimum lease payments under non-cancellable operating leases as of March 31, 2019 are:

Year ended March 31,	Amount (INR)	US$
Fiscal 2020	251,287	3,633
Fiscal 2021	189,007	2,733
Fiscal 2022	169,638	2,453
Fiscal 2023	175,210	2,533
Fiscal 2024	180,446	2,609
Thereafter	5,819,426	84,144
Total	6,785,014	98,105

17. Commitments, guarantees and contingencies

Capital commitments

As at March 31, 2019, the Company had irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants of INR 5,088,173 (US$ 73,571).

Further the Company had INR 958,204 (US$ 13,855) of performance bank guarantees for its commissioned plants, which the Company expects to be released within a year and INR 4,024 (US$ 58) as bank guarantee towards other commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA such outstanding guarantees are INR 5,088,173 (US$ 73,571).

Further, INR 958,204 (US$ 13,855) is in relation to commissioned plants which the Company expects to release within a year and INR 4,024 (US$ 58) is bank guarantee towards other commitments.

The Company issues bank guarantees amounting to INR 399,764 (US$ 5,780) as at March 31, 2019 to meet its Debt-Service Reserve Account (DSRA) requirements for its outstanding loans.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 132,736 (US$ 1,919) as at March 31, 2019. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The Company had entered into buyer’s credit facilities amounting to US$ 23,302, which remain unused as of March 31, 2019.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

Contingencies

As of March 31, 2019, the Company had a contingent of liability of INR 415,000 (US$ 6,001) for projects completed beyond the contractually agreed dates. The Company has filed an appeal against such demands and has received a stay order from the appellant authorities. The management believes the reason for delay was not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, and therefore the management believes that the Company will ultimately not be found liable for these assessments and has not accrued any amount with respect to these matters in its consolidated financial statements.

18. Related Party Disclosures

For the years ended the year ended March 31, 2017, 2018 and 2019, the Company incurred rent expense on office facilities and guest house facilities totalling INR 19,362, INR 15,402 and INR 2,916 (US$ 42), respectively, where the lessors are related to the chief executive officer and another director of the Company. As of March 31, 2018, and 2019, the Company had security deposits with these lessors totalling INR 2,160 and INR Nil, respectively.

The contract for guest house facilities has been cancelled with effect from March 29, 2019. The Company had no related party contracts as at March 31, 2019.

19. Share based compensation

The Company has 2015 Stock Option Plan and 2016 Equity Incentive Plan and as amended in 2017 (collectively “ESOP Plans”) duly approved by the Board of Directors and had 2,023,744 stock options in the employee stock option pool as of March 31, 2019. Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period will be decided by the Compensation Committee as and when any grant takes place. All options granted under these plans shall vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four unless specified otherwise. Shares forfeited by the Company are transferred back to the employee stock pool and shall be available for new grants.

Options are deemed to have been issued under these plans only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant is at such price as may be determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the performance and other conditions, if any, subject to which vesting shall take place and other terms and conditions thereto. The option grant can be exercised only by the employees of the Company.

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years and July 20, 2025, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the periods ending March 31, 2018 and March 31, 2019 is set out below:

	Number of shares*	Weighted average exercise price in INR *
Options outstanding as of March 31, 2018	1,058,237	690
Granted	625,124	777
Exercised	(127,554)	296
Forfeited	(62,570)	887
Expired	—	—
Options outstanding as of March 31, 2019	1,493,237	726
Vested and exercisable as of March 31, 2019	432,063	510

Available for grant as of March 31, 2019 is 321,977 options.

*	Not in thousands
#	Post considering the subsequent events mentioned in Form 20F of March 31, 2017.

The Black-Scholes-Merton option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of comparable publicly traded companies for a period that is equal to the expected term of the options because it does not have sufficient history of its own volatility. The risk-free interest rate is based on the yield of relevant time period based on US government bonds in effect at the time of grant for a period commensurate with the estimated expected life. The expected term of options granted is derived using the “simplified” method as allowed under the provisions of ASC Topic 718 due to insufficient historical exercise history data to provide a reasonable basis upon which to estimate expected term.

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2018	2019
Dividend yield	0%	0%
Expected term (in years)	4.2 - 6.1	3.6 - 5.2
Expected volatility	26.1% - 37.0%	25.9% - 30.9%
Risk free interest rate	1.63% - 2.60%	2.20% - 2.50%

As of March 31, 2018, and 2019, the aggregate intrinsic value of all outstanding options was INR 118,800 and INR 82,943 (US$ 1,199), respectively.

The share-based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totalled, INR 13,774, INR 25,060 and INR 82,699 (US$ 1,196) for the years ended March 31, 2017, 2018 and 2019, respectively.

Unrecognized compensation cost for unvested options as of March 31, 2019 is INR 209,599 (US$ 3,031), which is expected to be expensed over a weighted average period of 2.5 years.

The intrinsic value of options exercised during the year ended March 31, 2018, and March 31, 2019 was INR 28,666 and INR 33,845 (US$ 489).

During November 2018, the Company repriced the exercise price for 692,507 options, which were previously awarded to certain officers, employees and directors under the ESOP plans to US$ 11.90 per share. All terms and conditions of the eligible options, including the vesting schedule, service condition and other terms remain the same. The impact of the repricing of the options has been considered in the company’s financial statements.

The intrinsic value per option at the date of grant during the years ended March 31, 2018 and 2019 is as follows:

Date of grant	No. of options granted*	Deemed fair value of equity shares (INR)*	Intrinsic value per option at the time of grant (INR)	Valuation used
June 10, 2017	53,236	1,009	—	Market price
June 21, 2017	46,925	1,033	—	Market price
August 29, 2017	78,344	923	—	Market price
October 20, 2017	5,082	1,005	—	Market price
October 25, 2017	25,134	1,004	—	Market price
November 6, 2017	20,594	1,003	—	Market price
December 5, 2017	3,689	857	—	Market price
March 31, 2018	316,550	862	—	Market price
February 1, 2019	99,000	763	—	Market price
March 31, 2019	526,124	779	—	Market price

*	Not in thousands

20. Fair Value Measurements

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

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Assets
Current assets
Available for sale securities	1,383,573	1,383,573	—	—
Foreign exchange derivative contracts	48,837	—	48,837	—
Total assets	1,432,410	1,383,573	48,837	—

Fair value measurement at reporting date using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Other Liabilities
Fair valuation of swaps and options	331,314	—	331,314	—
Total Liabilities	331,314	—	331,314	—

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Assets
Non-Current assets
Fair valuation of swaps and options	2,220,435	—	2,220,435	—
Total assets	2,220,435	—	2,220,435	—
US$	32,106	—	32,106	—

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Other Liabilities
Fair valuation of swaps and forward	184,717	—	184,717	—
Total Liabilities	184,717	—	184,717	—
US$	2,671	—	2,671	—

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments. There have been no transfers between categories during current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2018
	Carrying Value	Fair Value
	(INR)	(INR)	US$
Fixed rate project financing loans:
Foreign currency loans	35,804,793	36,938,371	567,323

	As of March 31,
	2019
	Carrying Value	Fair Value
	(INR)	(INR)	US$
Fixed rate project financing loans:
Foreign currency loans	38,422,292	38,657,191	558,953
Indian currency loan	2,586,160	2,530,953	36,596

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

The carrying value and fair value of the Company’s investment in Bank of Mauritius notes, classified as available for sale security is as follows:

	As of March 31,
	2018
	Carrying Value	Fair Value
	(INR)	(INR)	US$
Non-current investments:
Fixed rate Bank of Mauritius notes	7,041	7,088	109

The Company uses the yield method to estimate the fair value of fixed rate Bank of Mauritius notes by using interest rate as an input. The carrying amount of the Company’s investment in fixed rate Bank of Mauritius notes approximate, their fair values relative to variable interest rates.

21. Derivative instruments and hedging activities

Option Contracts Undesignated as hedge

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2018 and 2019:

	March 31, 2018			March 31, 2019
		Prepaid Expenses			Prepaid Expenses
	Notional	and Other	Other	Notional	and Other	Other
	Amount	Current Asset (Fair value)	Assets	Amount	Current Asset (Fair value)	Assets
	(US$)	(INR)	(INR)	(US$)	(INR)	(INR)
Foreign currency option contracts	5,852	48,837	—	—	—	—

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2017, 2018 and 2019 aggregated INR 185,654, INR 77,897 and INR 70,191 (US$ 1,015), respectively.

Contracts designated as Cashflow hedge

The Company hedged the foreign currency exposure risk related to certain intercompany loans denominated in foreign currency through call spread option with full swap for coupon payments. The Company also availed trade credit facilities denominated in foreign currencies which were fully hedged through interest rate swaps. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2019.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2018 and 2019:

March 31, 2018
	Notional	Current	Other	Other
	Amount	Liabilities (Fair value)	Liabilities (Fair value)	Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency swap and option contracts	499,602	—	331,314	5,089

March 31, 2019
	Notional	Current	Other	Other
	Amount	Liabilities (Fair value)	Assets (Fair value)	Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	499,602	—	2,220,435	32,106

March 31, 2019
	Notional	Current	Other	Current
	Amount	Liabilities (Fair value)	Assets (Fair value)	Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
Fair valuation of swaps and forward	30,781	184,717	—	2,671

The company recorded the fair value of currency option liability of INR 331,314 and fair value of currency option asset of INR 2,220,435 (US$ 32,106) in the Other comprehensive income for the year ended March 31, 2018 and 2019, respectively and recorded an expense of INR 575,225 and INR 1,035,444 (US$ 14,835) related to the amortisation of the cost of the hedge for the year ended March 31, 2018 and 2019, respectively.

The foreign exchange derivative contracts mature generally over a period of 3.6 years.

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

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2018 and 2019:

	March 31, 2018		March 31, 2019
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable	of Power	Receivable
NTPC Vidyut Vyapar Nigam Limited	21.20%	15.40%	28.57%	15.00%
Punjab State Power Corporation Limited	27.10%	17.10%	20.40%	16.20%
Solar Energy Corporation of India	13.00%	11.40%	15.70%	13.90%
Chamundeshwari Electricity Supply Company	6.80%	12.00%	5.96%	14.18%
Andhra Pradesh Power Coordination Committee	—	—	5.30%	11.80%

23. Subsequent event

The Company partly commenced commercial operations of its 150 MW solar power plant located in Rajasthan, during April 2019.

On May 3, 2019, the Company announced the retirement of Mr. Inderpreet Singh Wadhwa, Chief Executive Officer and Chairman of the board of directors. He will continue as Chairman and CEO until the new CEO begins work at Azure Power or December 31, 2019, whichever is earlier. Mr. Wadhwa will serve as an advisor to the Company until December 31, 2019 even if a new CEO begins work prior to that date.

The Company evaluated all other events or transactions that occurred after March 31, 2019. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.