Form 20-F
period 2020-03-31
Azure Power Global Ltd
filed 2020-06-19
CIK 1633438

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

For the fiscal year ended March 31, 2020

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-37909

Azure Power Global Limited

(Exact name of Registrant as specified in its charter)

Mauritius

(Jurisdiction of Incorporation or Organization)

3rd Floor, Asset 301-304, Worldmark 3,

Aerocity, New Delhi – 110037, India

Telephone: (91-11) 49409800

(Address and Telephone Number of Principal Executive Offices)

Ranjit Gupta

Chief Executive Officer

3rd Floor, Asset 301-304, World Mark 3,

Aerocity, New Delhi – 110037, India

Telephone: (91-11) 49409800

Facsimile: Fax: +91- 49409807

(Name, Telephone, email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Equity Shares, par value US$0.000625 per share	Trading symbol(s) AZRE	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2020, 47,650,750 equity shares, par value US$0.000625 per share, were issued and outstanding.

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

Except where the context requires otherwise and for purposes of this annual report only:

• •

“Our Company” or “Our holding company” refers to Azure Power Global Limited on a standalone basis.

“We,” “us, ,” the “Group,” “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited, and Azure Power India Private Limited, or AZI, its predecessor and current subsidiaries).

•AZI, a company organized under the laws of India, refers to Azure Power India Private Limited

•APGL, a company organized under the laws of India, refers to Azure Power Global Limited

•	“CERC” refers to the Central Electricity Regulatory Commission of India, the state level counterparts of which are referred to as “State Electricity Regulatory Commission,” or “SERC”.
•	“INR,” “rupees,” or “Indian rupees” refers to the legal currency of India.
•	“MNRE” refers to Indian Ministry of New and Renewable Energy.
•	“NSM” refers to the Jawaharlal Nehru National Solar Mission.
•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.
•	“US$” or “U.S. dollars” refers to the legal currency of the United States.
•	“SECI” refers to Solar Energy Corporation of India
•	“PGCIL” refers to Power Grid Corporation of India Limited
•	“APDC” refers to Assam Power Distribution Company
•	“LPSC” refers to Late Payment Surcharge
•	“MOP” refers to Ministry of Power

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

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 75.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

As used in this annual report, all references to watts (e.g., megawatts, gigawatts, kilowatt hour, terawatt hour, MW, GW, kWh, etc.) refer to measurements of power generated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward looking statements about our current expectations and views of future events. All statements, other than statements of historical facts, contained in this annual report, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and future megawatt goals of management, are forward looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors” and the following:

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

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;
• •	solar power curtailments by state electricity authorities; our ability to establish and operate new solar projects;
•	our ability to compete against traditional and renewable energy companies;
•	the loss of one or more members of our senior management or key employees;
• •	impact of the COVID-19 pandemic and lockdowns in India and globally; political and economic conditions in India;
•	material changes in the costs of solar panels and other equipment required for our operations;
•	fluctuations in inflation, interest rates and exchange rates;
• •	global economic conditions; disruptions in our supply chain; and
•	other risks and uncertainties, including those listed under the caption “Item 3. Key Information — D. Risk Factors.”

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits with the SEC, of which this annual report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This annual report also contains statistical data and estimates, including those relating to the solar industry and our competition from market research, analyst reports and other publicly available sources. These publications include forward looking statements being made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended March 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of March 31, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2016 and 2017 and selected consolidated balance sheet data as of March 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements of the respective periods not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2016 (1)	2017	2018	2019	2020	2020 (2)
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(INR)	(INR)	(US$)
					(In millions except for per share amounts)
Operating revenues:
Sale of power	2,626	4,183	7,701	9,926	12,958	171.9
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	191	376	692	869	1,146	15.2
General and administrative	673	797	1,188	1,314	2,434	32.3
Depreciation and amortization	688	1,047	1,883	2,137	2,860	37.9
Total operating costs and expenses:	1,551	2,220	3,763	4,320	6,440	85.4
Operating income	1,075	1,963	3,938	5,606	6,518	86.5
Other expense, net:
Interest expense, net	2,104	2,444	5,335	5,022	7,962	105.6
Other income	(45)	(72)	(167)	(148)	(108)	(1.4)
Loss (gain) on foreign currency exchange, net	343	(109)	46	441	512	6.7
Total other expenses, net	2,402	2,263	5,214	5,315	8,366	110.9
Profit / (loss) before income tax	(1,327)	(300)	(1,276)	291	(1,848)	(24.4)
Income tax (expense)/ benefit	(328)	(892)	253	(153)	(489)	(6.5)
Net profit / (loss)	(1,655)	(1,192)	(1,023)	138	(2,337)	(30.9)
Less: Net (loss) / profit attributable to non-controlling interest	(5)	(19)	(202)	60	(68)	(0.9)
Net profit / (loss) attributable to APGL	(1,650)	(1,173)	(821)	78	(2,269)	(30.0)
Accretion to Mezzanine CCPS	(1,348)	(236)	—	—	—	—
Accretion to redeemable non-controlling interest	(30)	(44)	(6)	—	—	—
Net profit / (loss) attributable to APGL equity shareholders	(3,028)	(1,453)	(827)	78	(2,269)	(30.0)
Net profit / (loss) per share attributable to APGL equity stockholders
Basic	(1,722.30)	(111.39)	(31.84)	2.37	(52.71)	(0.70)
Diluted	(1,722.30)	(111.39)	(31.84)	2.31	(52.71)	(0.70)
Shares used in computing basic and diluted per share amounts:
Weighted average shares used in basic	1,758,080	13,040,618	25,974,111	33,063,832	43,048,026	43,048,026
Weighted average shares used in diluted	1,758,080	13,040,618	25,974,111	33,968,127	43,048,026	43,048,026

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2016, 2017, 2018, 2019 and 2020:

	As of March 31,
Balance Sheet data:	2016 (1)	2017	2018	2019	2020	2020 (2)
	(INR)	(INR)	(INR)	(INR)	(INR)	(US$)
					(in millions)
Cash, cash equivalents, and current investments available for sale	3,090	8,757	9,730	10,545	9,792	129.9
Property, plant and equipment, net	24,381	40,943	56,581	83,445	95,993	1,273.4
Total assets	30,891	57,494	73,984	108,864	132,401	1,756.4
Compulsorily convertible debentures and Series E & Series G compulsorily convertible preferred shares (3)	3,601	—	—	—	—	—
Project level and other debt (4)	20,488	35,158	53,944	71,772	89,864	1,192.0
Mezzanine CCPS shares (5)	9,733	—	—	—	—	—
Total APGL shareholders’ (deficit)/equity	(7,438)	13,222	12,117	25,129	27,018	358.4
Total shareholders’ (deficit)/equity and liabilities	30,891	57,494	73,984	108,864	132,401	1,756.4

Notes:

(1)	Includes consolidated financial data of AZI prior to July 2015, since, our Company was incorporated in 2015, and AZI is considered as the predecessor of our Company.
(2)

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ (deficit)/equity and cash flows from INR into US$, as of and for the fiscal year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.39, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

(3)

The Series E and Series G compulsorily convertible preferred shares were classified as a current liability in the consolidated balance sheet and were converted into equity shares pursuant to our Initial Public Offer (“IPO”) in October 2016.

(4)

This balance represents the short term and long-term portion of project level secured term loans and other secured bank loans. This balance is net of ancillary cost of borrowing of INR 851 million as on March 31, 2019 and INR 1,145 million (US$ 15.2 million) as on March 31, 2020.

(5)

Compulsorily Convertible Preferred Shares (“CCPS”) include the Mezzanine CCPS and are classified as temporary equity in the consolidated balance sheet. Mezzanine CCPS were converted into equity shares pursuant to our IPO in October 2016.

Note: There may be differences due to rounding

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the trading price of our equity shares could decline, and you may lose part or all of your investment. This annual report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this annual report

Risks to our Business related to the COVID-19 pandemic

The COVID-19 pandemic’s adverse impacts on our business, financial position, results of operations, and prospects could be significant.

The COVID-19 pandemic is creating extensive disruptions to the global economy and to the lives of individuals throughout the world. Governments, businesses, and the public are taking unprecedented actions to contain the spread of COVID-19 and to mitigate its effects, including quarantines, travel bans, shelter-in-place orders, closures of businesses and schools, fiscal stimulus, and other regulatory changes. A number of governments and organizations have revised Gross Domestic Product (“GDP”) growth forecasts for 2020 downward in response to the economic slowdown caused by the spread of COVID-19, and it is possible that the COVID-19 outbreak will cause a prolonged global economic crisis or recession. While the scope, duration and full effects of COVID-19 are rapidly evolving and not fully known, the pandemic and related efforts to contain it have disrupted global economic activity, adversely affected the functioning of financial markets, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. If these effects continue for a prolonged period or result in sustained economic stress or recession, many of the risk factors identified in our Form 20-F could be exacerbated and such effects could have a material adverse impact on us in a number of ways related to liquidity, operations, customer demand, interest rate risk, and human capital, as described in more detail below.

•

Liquidity risk. Our success may be affected by a variety of external factors that may affect the price or marketability of our products and services, including disruptions in the capital markets, changes in interest rates that may increase our funding costs, reduced demand for our solar products due to economic conditions and the various response of governmental and nongovernmental authorities. In recent weeks, the COVID-19 pandemic has significantly increased economic and demand uncertainty and has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies. Furthermore, the volatility in global capital markets during March to May 2020 has caused more volatile currency exchange rate risks. For example, the U.S. dollar has appreciated significantly against the Indian rupee, due to the market volatility caused by the COVID-19 pandemic. Any further depreciation of the Indian rupee could result in higher hedging cost and increased costs of imports for us.

•

Strategic risk. As a result of the business shutdown and facilities closures, the global economy has significantly slowed down, resulting in reduced electricity demand in India and globally. The reduced customer demand for electricity may not swiftly increase to pre-COVID-19 level or at all, due to the potential prolonged global economic crisis or recession. The economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in our primary markets in which we operate. The global economic crisis may also prompt the Indian government to enact emergency measures such as electricity tariff adjustments to ease the burden on the economically disadvantaged customers, each of which could have an adverse impact on our financial condition, results of operations, and cash flows. As part of the broader measures to alleviate the economic burden due to the COVID-19 pandemic, on March 28, 2020 the Ministry of Power (“MOP”) issued directions to CERCs and SERCs to specify reduced rates of LPSC on payment to be made by power distribution companies (“DISCOMs”) to generating companies and transmission licensees. Consequent to the same, on April 6, 2020 MOP clarified that LPSC shall apply at reduced rate for the period between March 24, 2020 to June 30, 2020 and after June 30, 2020, the LPSC shall be payable at the rate given in the PPA/Regulations. This is applicable only on those payments that become overdue during the period between March 24, 2020 to June 30, 2020 and not on those payments which were already overdue before March 24, 2020. Additionally, on March 27, 2020, MOP issued an order stating that power may be scheduled even if the Payment Security Mechanism is established for 50% of the amount for which it is required to be otherwise established contractually. On March 28, 2020, CERC issued an order for implementation under the direction of the MOP, regarding reduction of LPSC and reduced LPSC of 12% per annum, i.e. 1% per month payable by the DISCOMs along with the late payment towards the invoices incurred between the period of March 24, 2020 to June 30, 2020. Each of, and any combination of, these factors could have a material adverse impact on our financial conditions, results of operations and cash flows.

•

Operational risk. Current and future restrictions on our workforce’s access to our facilities and the health and availability of our workforce in constructing our solar projects could limit our ability to meet customer expectations and have a material adverse effect on our operations. We may experience increased difficulties in receiving payments from our distribution customers. These customers may not have adequate liquidity or may have greater difficulties in settling their electricity bills. Further, in response to COVID-19, we have modified our business practices with 50-100% of our employees working remotely from their homes to have our operations uninterrupted as much as possible. Moreover, technology in employees’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees to be more limited or less reliable than in our offices, the continuation of these work-from-home measures introduces additional operational risk, especially including increased cybersecurity risk. These cyber risks include greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunications systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, and great risk of a security breach resulting in destruction or misuse of valuable information.

Moreover, we rely on many suppliers and contractors in our business operations, many of which have issued or may issue in future, force majeure notices requesting an extension of time for their performance resulting in our disruption of supply chain. To mitigate our risk of delay penalties on our customer contracts due the force majeure notice from our suppliers, we have already issued force majeure notices to our off takers including SECI, PGCIL and APDC. We also rely on local and federal government agencies, offices, and other third parties in obtaining permits, conducting construction of our projects and transporting our solar products. In light of the developing measures responding to the pandemic, many of these entities may limit the availability and access of their services. For example, we rely on frequent facility upkeep and improvement through operation and maintenance (“O&M”) activities to maintain an efficient operation of our facilities. The COVID-19 pandemic could potentially limit our O&M activities due to the labor shortage and limited availability of third-party service providers, resulting in an adverse impact of our revenues which may not be covered through insurance, as the COVID-19 related risks are not covered under our existing insurance policies. If the suppliers and the third-party service providers continue to have limited capacities for a prolonged period or if additional limitations or potential disruptions in these services materialize, it may negatively affect our operations. Further, we may have disputes with suppliers, contractors or customers that could lead to litigation or arbitration due to contractual force majeure notices.

•

Delay in legal matters: The extension of the nationwide lockdown through May 31, 2020 has delayed important hearings relating to legal proceedings to which we are a party. The Apex court has reduced its operation hours due to the lockdown and is presently hearing cases of only urgent nature through video conferencing, the majority of which are related to the scope of freedom of religion. Further, in the wake of the coronavirus outbreak, the high courts in India extended the dates to issue all the interim orders, which were due to expire during the lockdown period. If the Apex courts in India continue to have limited hearings for a prolonged period, it may lead to delay in finalization of our legal cases before the Apex courts and may have negative impacts on our operations.

Because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the full extent of COVID-19’s effects on our business, operations, or the global economy as a whole. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in India and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and cannot be predicted. The uncertain future development of this crisis could materially and adversely affect our business, operations, operating results, financial condition, liquidity or capital levels.

Risks Related to our Business and Our Industry

Our long-term growth depends in part on the Indian government’s continued commitment to solar and renewable energy.

The Indian government has a 2022 target for solar capacity of 100 GWs under the NSM. However, actual capacity additions historically were lower than the Indian government’s announced targeted capacity additions. (Source: https://pib.gov.in/newsite/pmreleases.aspx?mincode=28). As per MNRE, the installed capacity as of March 31, 2020 is approximately 87% of the target renewable energy capacity. This includes approximately 35 GW of solar capacity. As per the three-year action agenda for the period 2017 to 2020, a target of 100 GW of renewable energy has been set at March 31, 2020 with the objective of achieving 175 GW renewable energy capacity by 2022. Any failure to meet the Indian government’s targeted solar capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long-term business objectives, targets and goals. The government may come up with more tenders such as hybrid or manufacturing wherein we may venture into domains which are not core to our business or business strategy.

The reduction, modification or elimination of central and state government incentives may reduce the economic benefits of our existing solar projects and our opportunities to develop or acquire suitable new solar projects.

The development and profitability of renewable energy projects in the locations in which we operate are dependent on policy and regulatory frameworks that support such developments. Further, the Indian Income Tax Act, 1961 as amended, provides for certain tax benefits, including 100% tax deductions of the profits derived from generation of power for any 10 consecutive years, out of the first 15 years, beginning from the year in which project is completed. However, the exemption was only available to the projects completed on or before March 31, 2017. In addition, certain state policies also provide economic incentives like single window clearance system and setting up of solar parks. In addition, the Government has reduced corporate taxes for certain companies to 25%, and for newly incorporated manufacturing companies incorporated after October 1, 2019, the rate has been reduced to 15%. Further, there is also a reduction in the Minimum Alternate Tax (“MAT”). However, income tax rules are subject to change and such benefits may not be available in the future.

The availability and size of such incentives depend, to a large extent, on political and policy developments relating to environmental concerns in India and are typically available only for a specified time. Generally, the amount of government incentives for solar projects has been decreasing as the cost of producing energy has approached grid parity. None of the projects we have won in the last two fiscal years have received direct incentives or subsidies.

Changes in central and state policies could lead to a significant reduction in or a discontinuation of the support for renewable energies. Reductions in economic incentives that apply to future solar projects could diminish the availability of our opportunities to continue to develop or acquire suitable newly developed solar projects. Such reductions may also apply retroactively to existing solar projects, which could significantly reduce the economic benefits we receive from our existing solar projects. Moreover, some of the solar program incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. In addition, although various SERCs have specified Renewable Purchase Obligation (RPOs) for their distribution companies, the implementation of RPO schemes has not been uniform across Indian states.

Additionally, we may not continue to qualify for such incentives. We may choose to implement other solar power projects that are outside the scope of such incentives. Further, increased emphasis on reducing greenhouse gas emissions and the possibility of trading carbon dioxide emission quotas has led to extra duties being levied on sources of energy, primarily fossil fuels, which cause carbon dioxide pollution. The imposition of these duties has indirectly supported the expansion of power generated from renewable energy and, in turn, solar projects in general. If such direct and indirect government support for renewable energy were terminated or reduced, it would make producing electricity from solar projects less competitive and may reduce demand for new solar projects.

A significant reduction in the scope or discontinuation of government incentive programs in our markets could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our operations are subject to governmental, health, safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner or at all may have a material adverse effect on our results of operations, cash flows and financial condition.

The power generation business in India is subject to a broad range of environmental, health, safety and other laws and regulations. These laws and regulations require us to obtain and maintain a number of approvals, licenses, registrations and permits for developing and operating power projects. Additionally, we may need to apply for more approvals in the future, including renewal of approvals that may expire from time to time. For example, we require various approvals during construction of our solar projects and prior to the commissioning certificate is issued, including capacity allocation and capacity transfer approvals, approvals from the local pollution control boards, evacuation and grid connectivity approvals and approval from the chief electrical inspector for installation and energization of electrical installations at the solar project sites. In addition, we are required to comply with state-specific requirements. Certain approvals may not be obtained in a timely manner, as a global crisis such as the COVID-19 pandemic may lead to limited operations or no operations at Government offices, resulting in delays in obtaining approvals. Certain approvals may also be granted on a provisional basis or for a limited duration and require renewal. If the conditions specified therein are not satisfied at a later date, we may not be able to evacuate power from these projects.

In addition, we could be affected by the adoption or implementation of new safety, health and environmental laws and regulations, new interpretations of existing laws, increased governmental enforcement of environmental laws or other similar developments in the future. For instance, we currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. While we are not required to obtain consents under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981 and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008, certain procedural requirements, such as informing the Pollution Control Board, exists. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur substantial costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have an adverse effect on our business and financial condition. In addition, during a global crisis such as the COVID-19 pandemic, we may be required to obtain special permits from Government authorities to start construction at project sites, and we may not be able to obtain such consents or clearances in a timely manner leading to an adverse impact on us.

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

The generation of electricity from solar sources depends on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our solar projects, may be below our expectations.

The electricity produced and revenues generated by our solar projects are highly dependent on suitable solar conditions and associated weather conditions and air pollution, which are beyond our control. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather, such as dust-storms, tornadoes or lightning strikes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather, high levels of air pollution and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve certain performance guarantees pursuant to our PPAs, forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects. We guarantee the performance of our solar power plants and could suffer monetary consequences if our plants do not produce to our contracted levels. Generally, our plants are in remote locations, that are far from densely populated and polluted areas; however, such areas may be subject to pollution from sources for which we may not have the visibility at the time of setting up of plants.

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

Our limited operating history, especially with large-scale solar projects or managing such a large portfolio, may not serve as an adequate basis to judge our future prospects, results of operations and cash flows.

We began our business in 2008 and have a limited operating history. We established our first utility scale solar plant in India in 2009. As of March 31, 2020, we operated 43 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,808 MWs. As of March 31, 2020, we were also constructing a combined rated capacity of 707 MWs comprising utility scale projects of 90 MWs of Assam 1 and 600 MWs of Rajasthan 6 and several rooftop projects and had an additional 4,600 MWs committed, bringing our total portfolio capacity to 7,115 MWs. 2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award. Accordingly, our relatively limited operating history, especially with large-scale projects, or managing such a large portfolio may not be an adequate basis for evaluating our business prospects and financial performance and makes it difficult to predict the future results of our operations. Period-to-period comparisons of our operating results, and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, cash flows and future success depend, to a significant extent, on our ability to continue to identify suitable sites, acquire land for solar projects, obtain required regulatory approvals, arrange financing from various sources, construct solar projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

The delay between making significant upfront investments in our solar projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally several months between our initial bid in renewable energy auctions to build solar projects and the date on which we begin to recognize revenue from the sale of electricity generated by such solar projects. Our initial investments include, without limitation, legal, accounting and other third-party fees, costs associated with project analysis and feasibility study, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, balance of system costs or other payments, which may be non-refundable. Our projects may not be fully monetized for 25 years given the average length of our PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution, international lenders and bank loans to pay for costs and expenses incurred during project development. Solar projects typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid through offtakers. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, obtaining permits and the grid connectivity process. Between our initial investment in the development of permits for solar projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, pandemics, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective and we may not be able to obtain project level debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay due to unforeseen events, such as delays associated with COVID-19 in 2019-20 could put strains on our liquidity and resources, and materially and adversely affect our profitability, results of operations and cash flows. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

Solar project development is challenging, and our growth strategy may ultimately not be successful, which can have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may expand our business significantly with a number of new projects in both new and existing jurisdictions in the future. As we adopt new projects, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project funding infrastructure, financing capabilities and regulatory approvals and compliance. Our existing operations, personnel, systems and internal controls may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Success in executing our growth strategy is contingent upon, among others:

•	accurately prioritizing geographic markets for entry, including estimates on addressable market demand;
•	managing local operational, capital investment or components sourcing in compliance with regulatory requirements;
•	negotiating favorable payment terms with suppliers;
•	collecting economic incentives as expected, and
•	signing PPAs or other arrangements that are commercially acceptable, including adequate financing.

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

We may incur unexpected cost overruns and expenses if the suppliers of components in our solar projects default in their warranty obligations or delay in the delivery of products and services for any reason including force majeure related to COVID-19

We enter into contracts with our suppliers to supply components in our solar projects. If our suppliers do not perform their obligations, we may have to enter into new contracts with other suppliers at a higher cost or may suffer schedule disruptions. In addition, our suppliers may have difficulty fulfilling our orders and incur delivery delays, or charge us higher prices, higher up-front payments and deposits, which would result in higher than expected prices or less favorable payment terms to develop our projects. Delays in the delivery of ordered components in our solar projects could delay the completion of our under-construction projects. In addition, our relationship with our suppliers may worsen or lead to disagreements or litigation which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our contracts with our suppliers and contractors all contain provisions for force majeure. Due to the impact of COVID -19 and related lockdowns in India and other parts of the world most of our suppliers have issued force majeure notices to us requesting a suitable time extension for delivery. In case the situation continues for a long period of time we may have to terminate these contracts. We also have issued force majeure notices to our off takers including SECI, PGCIL and APDC. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

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

Our construction activities may be subject to cost overruns or delays and, in particular, may incur delays due to COVID-19 and related lockdowns.

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

Labor shortages, work stoppages, labor disputes or disruptions in transportation bringing in labor for projects could also significantly delay a project, increase our costs or cause us to breach our performance guarantees under our PPAs, particularly because strikes and labor transportation disruptions are not considered a force majeure event under many of our PPAs. Moreover, local political changes and delays, for instance, caused by state and local elections, as well as demonstrations or protests by local communities and special interest groups could result in, or contribute to, project time and cost overruns for us.

The Government of India imposed a nationwide lockdown in India on March 25, 2020 which continued until May 31, 2020, while gradually relaxing restriction during the period. Due to this lockdown, construction work on our solar projects stopped for a few weeks. After the lockdown is lifted, we are uncertain in relation to speedy normalization process for our projects, and easy availability of labor, components and materials, over a period of time. We may also lose key workers due COVID-19 related illness and related issues. In response to the force majeure notice from our suppliers, we have already issued force majeure notices to our offtakers including SECI, PGCIL and APDC. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

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

We may not be able to recover any of these losses in connection with construction cost overruns or delays. Certain PPAs require that we connect to the transmission grid by a certain date. If the solar project is significantly delayed, such PPAs may be terminated or require us to pay liquidated damages computed based on number of days of delay in commissioning of the projects or reduction in the PPA tariff. In addition, if we are unable to meet our performance guarantees, most of our PPAs require us to pay liquidated damages to the offtaker in proportion to the amount of power not supplied, and also grant the offtaker a right to draw on bank guarantees posted by us, including up to 100% of certain bank guarantees. Also, certain PPAs provide that we are liable for government fines and penalties if we fail to deliver electricity required by the offtakers to meet their RPO requirements. Furthermore, in the case of projects with viability gap funding (“VGF”), 50% of which is paid out in the first year with the remaining 50% paid out over the course of next five years, if the project fails to generate power for a long period of time, the government agency can suspend the VGF and demand repayment of previously paid sums.

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

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past, especially in the winter months and we may experience similar fluctuations in the future. However, given that we are a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any central or state subsidies or incentives;
•	our ability to complete installations in a timely manner due to market conditions or due to unavailable financing;
•	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
•	changes in auction rules;
•	changes in feed-in tariff rates for solar power, VGF, our pricing policies or terms or those of our competitors;
•	actual or anticipated developments in our competitors' businesses or the competitive landscape;
•	an occurrence of low global horizontal irradiation that affects our generation of solar power;
•	fluctuations due to the COVID-19 pandemic, related lockdowns and resulting operational disruptions; and
•	change in law or adoption of new accounting pronouncements may make our results incomparable.

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

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. Some of the customers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, such as in our rooftop businesses where we have private PPA’s, there has been one instance where the counterparty became insolvent, though our exposure to the counterparty was not material, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, as in our rooftop portfolio, we take into account the credit ratings assigned by rating agencies and our ability to collect when assessing the counterparties’ creditworthiness. The Governmental entities to which we sell power generally may not have credit ratings for us to consider. For illustrative purposes, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have rated the Indian government Baa2 and BBB-, respectively. As a result, many of the state governments in India, if rated, would likely rate lower than the Indian government. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

In addition, our PPA customers may, for any reason, become unable or unwilling to fulfil their related contractual obligations, refuse to accept delivery of power delivered thereunder or otherwise terminate such agreements prior to the expiration thereof. If such events occur, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. For instance, Gujarat Urja Vikas Nigam Limited had filed a petition with the Gujarat Electricity Regulatory Commission, seeking recalculation of the tariff under its PPA on the basis of actual cash flow required for development of solar projects and consequent revision of the tariff payable by it, in relation to certain solar power projects including our 10 MWs Gujarat 1 project. While the Gujarat Electricity Regulatory Commission and the Appellate Tribunal for Electricity dismissed the claims made by Gujarat Urja Vikas Nigam Limited, an appeal filed by Gujarat Urja Vikas Nigam Limited is pending before the Supreme Court of India. Further, On July 7, 2019, the Government of Andhra Pradesh vide an order bearing no. GO RT No 63 (“Order”), constituted a High-Level Negotiation Committee to revisit and review PPAs for solar & wind projects in the state of Andhra Pradesh with a view to bring down the tariffs. Pursuant to the same, a letter dated July 12, 2019, was issued by Andhra Pradesh Distribution Company to the developers to reduce the quoted tariff to INR 2.43 per unit for wind projects for the pending bills, and INR 2.44 per unit for solar projects from the date of commissioning, and threatened termination of the PPA in case of refusal of the developers to accede to such reduction (“Letter”). The developers challenged both the Order and the Letter in the High Court at Vijayawada. The High Court vide order dated September 24, 2019, set aside both the Order and the Letter. However, as an interim measure, until the issue of possibility of reduction of existing tariff is decided by the Andhra Pradesh Electricity Regulatory Commission (“APERC”), directed to honor the outstanding and future bills of the developers and pay at an interim rate of INR 2.43 and INR 2.44 per unit for wind and solar projects, respectively. This order of the single judge has been challenged in an appeal filed by the developers including Azure Power. The matter is listed for further hearing in the court and matter has been adjourned until disposal of the writ appeals before Vijayawada.

For instance, in connection with an extension of the date of commissioning of the 40 MWs project in Karnataka of one of our subsidiaries, our distribution company customer reduced its payable tariff under the PPA. After certain litigation, the subsidiary executed a supplementary PPA with the customer allowing extension of time without reducing the PPA tariff, however when the supplementary PPA went for the approval of the Karnataka Regulatory Commission (“KERC”) the KERC, pursuant to an order directed our customer to retrospectively withdraw the extensions, and to enforce a reduced tariff and recover liquidated damages due to delay based on “actual commercial operation date”. Against the order of the KERC, we filed an appeal before the Appellate Tribunal for Electricity (“APTEL”). The matter is pending adjudication before the apex court. Although, in a similar matter, pertaining to the same issue, we have received a favorable order from APTEL vide order dated February 28, 2020, where APTEL set aside the order of KERC, wherein the KERC had reduced the extension of time and reduced the tariff and imposed liquidated damages. We cannot provide any assurances, however, that our appeal to the APTEL will ultimately be decided in our favor. Further, the commissioning of a 10 MWs project in Punjab by another of our subsidiaries faced delays due to a delay by the customer, and our subsidiary had sought an extension of the commercial operation date at the same tariff rate as per the PPA. This matter is also currently pending before the APTEL. We cannot provide assurances, however, that such proceedings will ultimately be decided in our favor.

Furthermore, to the extent any of our customers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Also, our counterparties may be subject to legislative or other political action that may impair their contractual performance.

Our obligations under our PPAs and the tariffs set under our PPAs may expose us to certain risks that may affect our future results of operations and cash flows.

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

Further, the recent tender which involves manufacturing of solar modules, wherein we have entered into a joint venture agreement with a local solar panel manufacturer, to set up a new facility in accordance with the terms of the contract. Any deviation from the contract terms, or non-performance by the joint venture partner could cause adverse impact to us financially as well as reputationally.

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

The term of most of our PPAs are also less than the life of the power projects they are tied to. We will need to enter into other offtake agreements, or seek renewals or extensions of the existing PPAs, for the balance of the life of those power projects. Moreover, there are often other restrictions on our ability to, among other things, sell power to third parties and undertake expansion initiatives with other consumers. Failure to enter into or renew offtake arrangements in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be negative accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project sites.

The Government also provides Viability Gap Funding (“VGF”) to various companies to support infrastructure projects that are economically justified but fall short of financial viability. Benefits under VGF are linked to certain conditions as set by the Government like achievement of minimum Capacity Utilization Factor (“CUF”) during the fiscal year. We have obtained VGF benefits in some of our projects. During fiscal year ended March 31, 2020, we could not avail the VGF for our Uttar Pradesh 40 MWs project due to our inability to meet the conditions. Further, there can be no assurance that we will be able to perform at a level that we are able to claim VGF in the future for our projects.

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

As of March 31, 2020, we had INR 5,947 million (US$ 78.9 million) in current liabilities, excluding the current portion of long-term debt and short-term debt, and INR 89,864 million (US$1,192.0 million) in outstanding long-term borrowings, including the current portion of long-term debt and short-term debt. Generally, these borrowings relate to the financing for our projects and are secured by project assets.

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

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition, results of operations and cash flows impacting our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. In addition, US$850.0 million of our debt is in the form of bonds, which may be subject to refinancing risk, when they become due, as market conditions may not be possible to refinance the bonds at all or to refinance the bonds on favorable terms. In addition, our hedges on these bonds are covered up to INR 90.0/US$ and INR 93.0/US$ for the US$ 500.0 million and US$ 350.0 million bonds, respectively, which may expose us to additional hedging costs in the future. Furthermore, the recent rating downgrade of the Government of India by Moody’s, a first in over two decades, as well as a negative outlook for the Government of India, may make global access to funds difficult.

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

Historically, we have used loans, equity contributions, and government subsidies to fund our project development. We expect to expand our business with proceeds from third-party financing options, including any bank loans, equity partners, financial leases and securitization. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms. In addition, a global economic crisis such as the current crisis related to the COVID-19 pandemic, can cause a global recession or could adversely impact our ability to secure financing on favorable terms. Exchange rate fluctuations impact our ability to import capital goods as per the budget cost or on favorable terms. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

Installing and constructing solar projects requires significant upfront capital expenditure and there may be a significant delay before we can recoup our investments through the long-term recurring revenue of our solar projects. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;
•	the general condition of global equity and debt capital markets;
•	our credit ratings and past credit history;
•	the prevailing exchange rate of Indian rupee against major currencies, in particular, the U.S. dollar;
•	regulatory and government support in the form of tax incentives, preferential tariffs, project cost subsidies and other incentives;
•	the continued confidence of banks and other financial institutions in Azure Power and the solar power industry;
•	economic, political and other conditions in the jurisdictions where we operate; and
•	our ability to comply with any financial covenants under our debt financing.

Any additional equity financing may be dilutive to our Company’s shareholders and any debt financing may contain restrictive covenants that limit our flexibility going forward. Furthermore, our credit ratings may be downgraded, which would adversely affect our ability to refinance debt and increase our cost of borrowing. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

If we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations, cash flows and business prospects may be materially and adversely affected.

We expect to continue to finance a significant portion of our project development and construction costs with project financing. The agreements with respect to our existing project-level indebtedness contain financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on the disposition of our assets or the conduct of our business. In addition, we typically pledge our solar project assets or account or trade receivables, and in certain cases, shares of the special purpose vehicles, to raise debt financing, and we are restricted from creating additional security over our assets. Such account or trade receivables generally includes all income generated from the sale of electricity in the solar projects.

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

We have issued two Solar Green Bonds, consisting of 5.65% Solar Green Bonds for US$ 350.0 million in September 2019 and 5.5% Solar Green Bonds for US$ 500.0 million in August 2017, collectively (“the Green Bonds”). If we are unable to comply with the covenants as per the Green Bond indentures, or future debt obligations and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could accelerate repayment of the principal and interest accrued on the outstanding debt and declare all outstanding amounts due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the Indenture for the green bonds, contain cross-acceleration provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of not only such debt but also other debt or result in a default under our other debt agreements. If any of these events occur, our assets and cash flow may not be sufficient to repay in full all of our indebtedness, and we may not be able to find alternative financing on terms that are favorable or acceptable to us.

Although we had a net profit for the fiscal year ended March 31, 2019, we were not profitable in the current fiscal year or for the fiscal years prior to March 31, 2019 and we may not be able to continue to be profitable in the foreseeable future.

We have incurred losses since our inception. Although we had a net profit for the fiscal year ended March 31, 2019, we were not profitable in the current fiscal year ended March 31, 2020 or for the fiscal years prior to the fiscal year ended March 31, 2019. During, the fiscal year ended March 31, 2020, we had a net loss of INR 2,337 million (US$ 30.9 million). Although we achieved net profit of INR 138 million (US$2.0 million) for the fiscal year ended March 31, 2019, we may not be profitable in future periods. Our costs may increase in the future, reducing our margins for our significant future investment in solar projects.

A significant number of power projects are presently committed and under construction, and we may be only able to monetize them, if at all, after each project is completed, which is subject to several factors, including receiving regulatory approvals, obtaining project funding, entering into transmission arrangements with the central or state transmission utilities, and acquiring land for projects. In addition, even after a project is operational, the monetization process may be quite long term with contracts running up to 25 years. Moreover, we may not succeed in addressing certain risks, including our ability to successfully develop or supervise the commissioning, operations and maintenance of our projects or maintain adequate control of our costs and expenses. Also, we may find that our growth plans are costlier than we anticipate and that they do not ultimately result in commensurate increases in revenue. Our results of operations will depend upon numerous factors, some of which are beyond our control, including the availability of other subsidies, global liquidity and competition. In addition, the global crisis due to the COVID-19 pandemic, could hamper growth, increase our costs, and may result in losses. As a result, we may not continue to be profitable in the foreseeable future. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

We face uncertainties in our ability to acquire the rights to develop and generate power from new solar projects due to highly competitive PPA auctions and possible changes in the auction process.

We acquire the rights to develop and generate power from new solar projects through a competitive bidding process, in which we compete for project awards based on, among other things, pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, availability of land, financing capabilities and track record. The bidding and selection processes are also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. If we misjudge our competitiveness when submitting our bids or if we fail to lower our costs to submit competitive bids, we may not acquire the rights on new solar projects. Furthermore, we have expected prices for system components to decline as part of our bidding process, and if that does not occur, our project economics may be harmed, and we may not remain economically viable.

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

We face significant competition in the markets in which we operate. Our primary competitors are local and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Competitive bidding for power procurement further increases competition among power generators and there have been bids that were less than INR 2.48 per kWh, the lowest tariffs for which we have entered into a PPA. Furthermore, given the decline in electricity demand related to the COVID-19 pandemic in India, there will likely be surplus power capacity. In addition, the recent collapse of global oil prices may increase pricing pressure on producers of renewable power. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

Furthermore, our competitors may have greater operational, financial, technical, management or other resources than we do and may be able to achieve better economies of scale and lower cost of capital, allowing them to bid in the same auction at more competitive rates. Our competitors may also have a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Our market position depends on our financing, development and operation capabilities, reputation and track record. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins, we generate from our solar projects.

Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house engineering, procurement and construction (“EPC”), and O&M capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. For example, some of our competitors may have their own internal solar panel manufacturing capabilities. As the solar energy industry grows and evolves, we may also face new competitors who are not currently in the market. There can be no assurance that our current or potential competitors will not win bids for solar projects or offer services comparable or superior to those that we offer at the same or lower prices or adapt to market demand more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

In addition, we face competition from developers of other renewable energy facilities, including wind, biomass, nuclear and hydropower. If these non-solar renewable sources become more financially viable, our business, financial condition, results of operations and cash flows could be adversely affected. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the Indian government elects to further strengthen its support of such renewable energy sources relative to solar energy. As we also compete with utilities generating power from conventional fossil fuels, a reduction in the price of coal or diesel would make the development of solar energy less economically attractive and we would be at a competitive disadvantage. Hence, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of larger size, internal access to solar panels and greater operational, financial, technical, management, lower cost of capital or other resources.

We face significant risk of curtailment/refusal to take electricity by DISCOMs

Certain DISCOMs has been curtailing/refusing to take electricity from renewable electricity generation companies on the pretext of grid security whereas during the same duration they are buying cheap electricity from conventional sources. In this regard, we have experienced such curtailments in our Andhra Pradesh projects. We have challenged these curtailments and have filed a petition in Andhra Pradesh Electricity Regulatory Commission which is currently pending adjudication. We have also filed a contempt petition on illegal curtailment in the Andhra Pradesh High Court since the single judge had in it its order dated September 24, 2019 stated that curtailment should happen only upon prior notice and only for reasons strong and germane. Our contempt petition is pending adjudication.

Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner could adversely affect our business, results of operations and cash flows.

Distributing power to our power purchasing customer is our responsibility. We generally rely on transmission lines and other transmission and distribution facilities that are owned and operated by the respective state governments or public entities. Where we do not have access to available transmission and distribution networks, we may engage contractors to build transmission lines and other related infrastructure. In such a case, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, such as the ability to obtain right of way from land owners for the construction of our transmission lines, which may delay and increase the costs of our projects. We may not be able to secure access to the available transmission and distribution networks at reasonable prices, in a timely manner or at all.

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

There are a limited number of strong credit purchasers of utility scale quantities of electricity which exposes us, and our utility scale projects to risk.

In fiscal year 2019 and 2020, we derived 75.9% and 72.2%, respectively, of our revenue from our top five customers. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state-run utilities. For instance, for projects established pursuant to the NSM, solar project developers are required to enter into PPAs with specified implementation agencies/DISCOMs. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary.

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

There is no central title registry for real property in India and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages and are updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping and may be subjected to encumbrances of which we are unaware. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects. For instance, a portion of land leased from the government of Rajasthan for our projects in Nagaur, Rajasthan, is presently disputed by third parties claiming mining rights through the Mining Department of the State of Rajasthan. We have filed a petition with the High Court of Rajasthan to disallow the renewal of such mining lease and the High Court of Rajasthan has issued an injunction over the alleged claims on this land for mining. Further, the lease for our Andhra Pradesh 3 project is pending completion of formalities for development of the land.

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

In addition, some properties used for our solar projects are subject to other third-party rights such as right of passage and rights to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar projects may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar projects on such properties.

In the case of land acquired from private parties, which may be agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as us and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For instance, for our Gujarat 2 projects, we are awaiting approval for use of land for industrial/non-agricultural purposes. Similarly, for revenue land, we obtain a lease from the relevant government authority.

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

Some of our solar projects are located, or will be located, on land that is owned by the state governments or on land acquired/leased or to be acquired/leased from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the power projects are, or will be, located, and the policies of the relevant state government in which such land is located.

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

If there is insufficient demand for solar projects or demand takes longer to develop than we anticipate, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

The solar power market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. This is especially true in the rooftop and micro-grid solar markets. The solar energy industry continues to experience improved efficiency and higher electricity output. However, trends in the solar energy industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar projects in India, including:

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources like the recent collapse of oil prices in world markets;
•	the cost and reliability of solar projects compared to conventional and other renewable energy sources;
•	the availability of grid capacity to dispatch power generated from solar projects;
• • •

public perceptions of the direct and indirect benefits of adopting renewable energy technology;

regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

the overall demand for power in a particular jurisdiction, which may be affected by economic, market and political factors and public health events (such as the COVID-19 pandemic)

If market demand for solar projects fails to develop sufficiently, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

If we are unsuccessful in our efforts to establish and/or maintain our compliance with the local content requirements in certain states, our financial results could be adversely affected.

In some cases, we are required by the central government in national auctions to procure solar panels solely from Indian manufacturers. Certain states or others may, in the future, require us to procure a defined portion of our solar system components from their designated geographical locales. Such requirements are commonly referred to as “local content requirements.” In order to satisfy these local content requirements, we may need to undertake localization initiatives in such geographical locale. Some of our competitors with more significant capital resources may implement or expedite their own localization efforts in these geographical locales, and those efforts may result in competitive advantages for them. We may be faced with shortages or quality issues if projects we bid on impose local content requirements. Our costs may also be higher as a result of these requirements. Our failure to successfully implement appropriate localization initiatives, or otherwise acquire and maintain the capability to satisfy applicable local content requirements, could result in our losing business to our competitors and/or our breaching the terms of agreements, potentially resulting in damages, including monetary penalties. Depending on the value to us of lost business or the amounts of any contractual penalties, these consequences could have a material adverse effect on our results of operations and cash flows.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maintenance and expansion of power generation facilities involve significant risks that could result in reduced power generation and financial results.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels and reduce our revenues as a result of generating and selling less power. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability, especially because our costs are fixed in the PPAs and we may not be able to pass through any unexpected costs in relation to the projects to our customers. Furthermore, we are not able to mitigate such project risks by shifting some or all of the risk to a third-party EPC or O&M contractor since we provide most of these services in-house. A global crisis such as the recent

COVID-19 pandemic has caused the lock downs ordered by the Ministry of Home Affairs, which has impacted the free movement of goods and services. This has impacted some of our O&M activities, and adversely affected our revenues. This impact we may not be able to recover through insurance. If the situation worsens there could be a further adverse impact on our revenues.

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

Our future success depends on the continued services and performances of the members of our management in our business for project implementations, management and running of our daily operations and the planning and execution of our business strategy. We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Other than our Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), none of our executive officers nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. There is intense competition for experienced management personnel with technical and industry expertise in the renewable energy business and if we lose the services of any of these individuals and are unable to find suitable replacements in a timely manner, our ability to realize our strategic objectives could be impaired. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. On July 17, 2019, Mr. Inderpreet Singh Wadhwa, retired as Chief Executive Officer and director from the Board of Directors of our Company and its subsidiaries. However, he continued as an external advisor to our Company and its subsidiaries until December 31, 2019. Mr. Ranjit Gupta was appointed as our Company’s new Chief Executive Officer with effect from July 18, 2019 in replacement of Mr. Inderpreet Singh Wadhwa. Also, Mr. Murali Subramanian joined as President of our Company with effect from July 18, 2019. With the resignation of Mr. Harkanwal Singh Wadhwa as COO and Director of our Company and its subsidiaries, Mr. Murali Subramanian took over as COO of our Company with effect from April 04, 2020. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A significant fluctuation in the Indian rupee to U.S. dollar or other foreign currency exchange rates therefore could have a significant impact on our other results of operations. The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian rupee has depreciated against the U.S. dollar in four of the last five years, which may impact our results of operations in future periods. Such depreciation impacts the value of your investment. Furthermore, we have borrowings denominated in U.S. dollars and, as such, an annual decline in the Indian rupee against the U.S. dollar effectively adds to the functional interest rate of our borrowings and the INR equivalent needed to repay the borrowings, when they fall due. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations. Also, during March, April and May 2020, due to the COVID-19 pandemic and the collapse of world oil prices, the Indian Rupee to U.S. dollar exchange rate has experienced significant fluctuation and generally, the US dollar appreciated significantly against the Indian rupee, primarily due to the worldwide economic halt that was caused by the COVID-19 pandemic. Further, depreciation of the Indian rupee to the U.S. dollar, could result an increase in foreign currency related transaction and translation losses.

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

The accounting treatment for many aspects of our solar projects is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar projects. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate, finance and account for our solar projects:

•	foreign loans accounting;
•	derivative contracts;
•	asset retirement obligations;
•	share based compensation including ESOPs, SARs and RSUs;
•	revenue recognition and related timing;
•	accounting for convertible debt and equity instruments;
•	income taxes;
•	foreign holding company tax treatment;
•	regulated operations;
•	government grants;
•	leases;
•	provision of doubtful debts; and
•	investment in joint ventures/subsidiaries.

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

The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-bribery and anti-facilitation payment laws may conflict with local customs and practices, which is likely to negatively impact our results of operations. We have developed and implemented formal controls and procedures to ensure that we are in compliance with the FCPA as well as anti-corruption, anti-bribery and anti-facilitation payment laws. However, compliance with these new controls and procedures could make it more difficult for us to obtain timely permits or otherwise complete our projects on schedule in jurisdictions where strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.

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

Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights or regulatory compliance labor issues, land ownership rights, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

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

For example, Gujarat Urja Vikas Nigam Limited has filed a petition with the Gujarat Electricity Regulatory Commission, seeking recalculation of the tariff under the PPA on the basis of actual cash flow required for development of solar projects and consequent revision of the tariff payable by it, in relation to certain solar power projects including our 10 MWs Gujarat 1 project. While the Gujarat Electricity Regulatory Commission and the Appellate Tribunal for Electricity dismissed the claims made by Gujarat Urja Vikas Nigam Limited, an appeal filed by Gujarat Urja Vikas Nigam Limited is pending before the Supreme Court of India. An unfavorable outcome in this appeal will result in significant cost to us.

Further, in Andhra Pradesh, on July 7, 2019, the Government of Andhra Pradesh vide an order set up a High-Level Negotiation Committee to revisit and review PPAs for solar and wind projects in the state of Andhra Pradesh with a view to reduce tariffs in these PPAs. A letter dated July 12, 2019, was issued by Andhra Pradesh Distribution Company to developers to reduce tariffs to INR 2.43 per unit for wind projects, and INR 2.44 per unit for solar projects from the date of commissioning, and threatened termination of the PPA in the case of the refusal of the developers to accede to the reduction.

The developers challenged both the order and the letter in the High Court at Vijayawada. The High Court vide order dated September 24, 2019, set aside both the order and the letter and as an interim measure until the issue is decided by the APERC, directed the Andhra Pradesh Distribution Company to honor outstanding and future bills of the developers and pay at an interim rate of INR 2.43 and INR 2.44 per unit for wind and solar projects respectively. This above-mentioned Court order of single judge has been challenged in an appeal filed by the developers including Azure Power. The matter is listed for further hearing in the court and matter adjourned till disposal of writ appeals before Vijayawada. An unfavorable outcome could potentially result in a significant expense to us. Further, other states might also violate binding contractual PPA tariffs following the unfavorable outcome.

Rising employee costs may harm our business and increase our operation costs.

As of March 31, 2020, we employed 605 persons to perform a variety of functions in our daily operations. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Further, to optimize costs, we have right-sized our employee strength, in the current period. Our employee payroll and related costs amounted to INR 702 million, INR 871 million and INR 1,034 million (US$ 13.7 million) for the years ended March 31, 2018, 2019 and 2020, respectively. Any future increase in employee costs may harm our operating results, cash flows and financial condition. During the year we performed a review of our employee strength and took steps to right size the organization, but these actions did not have a material impact on the loss for the year. The COVID-19 pandemic and associated lockdowns may impact the availability of skilled labor at a reasonable cost, as there have been mass movements of labor during the period. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

Any damages caused by fraud or other misconduct by our employees could adversely affect our business, results of operations and financial condition.

We are exposed to operational risk arising from inadequacy or failure of internal processes or systems or from fraud. In the past five fiscal years our Company has not experienced any fraud or misconduct by employees which has materially affected our business, results of operations or financial condition. However, we may not be safeguarded against all fraud or misconduct by employees or outsiders, unauthorized transactions by employees and operational errors. Employee or executive misconduct could also involve the improper use or disclosure of confidential information or data breach, which could result in regulatory sanctions and reputational or financial harm, including harm to our brand. Our management information systems and internal control procedures are designed to monitor our operations and overall compliance. However, they may not be able to identify non-compliance and/or suspicious transactions in a timely manner or at all. In addition, certain internal control processes are carried out manually, which may increase the risk that human error, tampering or manipulation will result in losses that may be difficult to detect. As a result, we may suffer monetary losses, including contractual liabilities and penalties, which may not be covered by our insurance and may thereby adversely affect our business, results of operations and financial condition. Such a result may also adversely affect our reputation, business, results of operations and financial condition.

Weaknesses, disruptions, failures of cyber security events in our IT systems could adversely impact our business.

We rely on IT systems in connection with financial controls, risk management and transaction processing. We may be subject to disruptions of our IT systems, arising from events that are wholly or partially beyond our control (for example, damage or incapacitation by human error, natural disasters, electrical or telecommunication outages, sabotage, computer viruses, or loss of support services from third parties such as internet backbone providers). We may also be subject to attempted hacking or phishing incidents. In the past five fiscal years, we have not had incidents of system failures, cyber-attacks and frauds, hacking, phishing, trojans and theft of data with a material adverse effect on our business, results of operations or financial condition. In the event we experience systems interruptions, errors, downtime, incidents of hacking, phishing, or breaches of our data security systems, this may give rise to deterioration in customer service and loss or liability to us and it may materially and adversely affect our reputation, business, results of operations and financial condition.

Further, we are dependent on various external vendors for certain elements of our operations and are exposed to the risk that external vendors or service providers may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of operational errors by their respective employees) and the risk that their (or their vendors) business continuity and data security systems prove to be inadequate. If our external vendors or service providers fail to perform any of these functions, it could materially and adversely affect our business and results of operations.

We rely on the security of such platforms for the secure processing, storage and transmission of confidential information. Examples of significant cyber security events are unauthorized access, computer viruses, deceptive communications (phishing), ransom ware, malware or other malicious code or cyber-attack, catastrophic events, system failures and disruptions and other events that could have security consequences (each, a “Cyber Security Event”). A Cyber Security Event could materially impact our ability to adequately manage and value our loan portfolio, provide efficient and secure services to our customers, and regulators, and to timely and accurately report our financial results. Although we have implemented controls and have taken protective measures to reduce the risk of Cyber Security Events, we cannot reasonably anticipate or prevent rapidly evolving types of cyber-attacks and such measures may be insufficient to prevent a Cyber Security Event. Cyber Security Events could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities. Further, on account of COVID-19, our offices are closed, and we have implemented a plan whereas between 50 to 100% of all employees of the Company work remotely from their homes. Moreover, technology in employees’ homes may not be as robust as in our offices and could cause additional operational risk, especially including increased cybersecurity risk. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

The global economy may be adversely affected by economic developments and major events in some markets.

The global financial and securities markets, and also the global economy, are influenced by economic and market conditions in some markets worldwide. The global economy may be influenced by shocks from some markets. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is avoided by international investors. Consequently, there can be no assurance that the global and India’s financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the global and India’s economy and, indirectly, our business, financial condition and results of operations, and the market value of our equity shares. Furthermore, global events like the COVID-19 pandemic or the recent collapse in world oil prices can materially impact the global economic conditions and reduce the flow of funds through equity or debt in India. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

Our Company largest shareholder currently owns 50.91% of our Company and may exercise control of our Company.

As of March 31, 2020, our Company’s largest shareholder is CDPQ Infrastructures Asia Pte Ltd., owned 50.91% of our Company’s equity shares. CDPQ Infrastructures Asia Pte Ltd is a Company organized and existing under the laws of Singapore and is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec (“CDPQ”). Consequently, CDPQ Infrastructures Asia Pte Ltd. has the ability to exercise control over our Company and may have the power to elect and remove the Directors and may determine the outcome proposals for corporate action requiring ordinary resolution of our Company’s equity shareholders. The interests of CDPQ Infrastructures Asia Pte Ltd., may be different from our interests or the interests of other shareholders of our Company. As a result, CDPQ Infrastructures Asia Pte Ltd., may delay or defer or initiate a change of control of our Company or a change in our capital structure, delay or defer a merger, sale of assets, or consolidation, or delay or defer the payment of dividends. At present, CDPQ Infrastructures Asia Pte Ltd. has two members of our Company’s Board of Directors. Refer exhibit 4.30 of this document.

We are subject to claims, arbitration claims and other legal proceedings pertaining to executive compensation or other stock-related matters in addition to other litigation in the ordinary course of business.

As further discussed under Item 8 of this Annual Report, we are involved in two arbitration proceedings concerning matters of executive compensation and stock purchase with former chief executive officer. Our Company and our subsidiary, Azure Power India Private Limited, are respondents in two arbitration proceedings initiated by former Chairman, CEO and Managing Director of the Company, Mr. Inderpreet Singh Wadhwa (“IW”) and erstwhile COO Mr. H.S Wadhwa (“HSW”), in relation to certain claims made by IW pursuant to IW’s transition agreement and the purchase of IW and HSW’s shares in Azure Power India Private Limited under the shareholders agreement.

Regardless of the scope or validity of these claims in these arbitration proceedings, or the merits of any claims by other future potential or actual litigants, we may have to engage in protracted arbitration or litigation that can be expensive, time‑consuming, disruptive to our operations and distracting to management. If the arbitral tribunals grant awards to IW and HSW, we may be required to pay the amounts as claimed to the claimants. We believe in the merits of our case in both disputes; however, an unfavorable outcome in the share purchase proceedings could potentially have a material adverse effect on our results of operations, cash flows and financial condition.

In addition to the arbitration proceedings pertaining to executive compensation and the stock purchase, we are regularly involved in other litigation matters in the ordinary course of business. While we believe that these litigation matters should not have a material adverse impact on our business, financial condition, results of operations or future prospects, we may be unable to successfully defend or resolve any current or future litigation matters.

Our Company may not be able to successfully complete asset sales.

We intend to sell assets when suitable opportunities arise to recycle capital for future growth. However, our ability to consummate divestitures is subject to various risks and uncertainties, including:

•	failure to identify suitable investors and reach agreement on commercially reasonable terms;
•	failure to obtain regulatory approvals and third-party consents necessary to consummate the proposed divestiture; and
•	other companies may provide similar assets depressing valuations for the targeted assets.

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

The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting solar power producers, foreign investments, currency exchange rates and other matters affecting investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions.

A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects. Recently, there were mass protests related to the Citizenship Amendment Act, 2019, which provided citizenship to certain illegal migrants in India. The introduction of the law caused protests in several parts of the country. In case there are mass protests leading to civil unrest, such incidents could impact both our construction as well as operations and maintenance activities.

The extent and reliability of Indian infrastructure could significantly harm our results of operations, cash flows and financial conditions.

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt our normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt our business operations and significantly harm our results of operations, cash flows and financial condition. For the risk of congestion or disruption with respect to India’s electricity grid and transmission lines, see “— Risks Relating to Us and Our Industry — Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner, could adversely affect our business, results of operations and cash flows.” Further, on account of COVID-19, a number of Government and state government offices are closed. Due to the COVID-19 crisis, there also may be a delay in the receipt of cash from the Government or state governments, which could potentially impact our operations and cash flows. Although, we have been successful in collecting a large part of our receivables so far, there can be no assurance that we will continue to successfully collect the receivables in the future. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

A decline in India’s foreign exchange reserves may adversely affect liquidity and interest rates in the Indian economy.

According to the weekly statistical supplement of the Reserve Bank of India Bulletin, India’s foreign exchange reserves totaled US$ 475.6 billion as of March 27, 2020. A sharp decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favorable terms or at all.

A slowdown in economic growth in India could cause our business to suffer.

Since inception, all of our revenue has been derived directly from sales in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, a general rise in interest rates, inflation and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of monsoon, which is difficult to predict. Although the Indian economy has continued to grow in the past few years, any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for power and, as a result, on our financial condition, results of operations and cash flows.

India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business and our financial performance could be significantly harmed.

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

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal, imposes financial obligations on employers upon employee layoffs and regulates contract labor. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay our construction schedules or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors’ default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business, results of our operations and cash flows.

Foreign investment laws in India include certain restrictions, which may affect our future assets sales, acquisitions or investments in India.

India regulates ownership of Indian companies by non-residents, although some restrictions on foreign investment have been relaxed in recent years. Pursuant to the Foreign Direct Investment (“FDI”) Policy, investments can be made by non-residents in Indian companies to the extent of the percentage of the total capital of the Indian company specified in the FDI Policy. At present, the FDI Policy permits 100% foreign direct investment in Indian companies engaged in the solar power sector. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the guidelines specified by the Reserve Bank of India in relation to pricing and valuation of such shares and certain reporting requirements for such transactions specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions specified by the Reserve Bank of India, the prior approval of the Reserve Bank of India will be required before any such transfer may be consummated. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

For example, under its consolidated foreign direct investment policy, the Indian government has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all of AZI’s equity shares are directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by AZI into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. In addition, there may be investors who may not be able to buy assets we wish to sell in future. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. While these guidelines currently do not materially limit our planned investments or asset sales in our Indian subsidiaries, to the extent they become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

Further, India’s Foreign Exchange Management Act (“FEMA”), 1999, as amended, and the rules and regulations promulgated thereunder prohibit us from borrowing from our Indian subsidiaries. We are permitted to lend to our Indian subsidiaries subject to compliance with India’s policy on external commercial borrowings as notified by the Reserve Bank of India from time to time, which specifies certain conditions, including in relation to eligible lenders and borrowers, permitted end use and limits on the all-in-cost.

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

Imposition of anti-dumping, safeguard duties or basic custom duties on solar equipment imports may increase our costs and adversely impact our margins.

The Ministry of Finance of the Indian government imposed a 25% safeguard duty on import of solar panels from July 30, 2018 to July 29, 2019, which lowered to 20% for the ensuing six months, 15% for the six months thereafter and nil after July 29, 2020. While certain solar power producers approached the High Court of Orissa and obtained an interim stay in July 2018, the Supreme Court of India overturned the stay order on September 11, 2018. Although the issue on the validity of the imposition of this safeguard duty is pending in Supreme Court of India, the safeguard duty continues to be in effect. The Ministry of Commerce and Industry has issued a notification dated March 3, 2020, whereby the Director General, has initiated a review investigation, for examining the need for continued imposition of safeguard duty on solar cells whether or not assembled in modules or panels.

The Finance Act, 2020, enacted by the parliament of India, implemented a Basic Custom Duty on imports of solar cells and modules as a replacement for the safeguard duty. The Finance Act, 2020, levied a tax of 20% on the import of Solar Modules, which has been exempted for Solar Modules through till March 31, 2021. While we seek clarity on date of implementation of the duty, the Basic Custom Duty may increase our costs and reduce our margins on future projects. Our PPAs typically contain change-in-law provisions which permit us to pass on such increases to our offtakers with an upward revision of tariff by obtaining an order to this effect from the relevant electricity regulatory commissions. We have filed change-in-law petitions before relevant electricity regulatory commissions, and we have also received favorable orders allowing our change in law petitions from some of the electricity regulatory commissions. However, we cannot assure you that the offtaker/ electricity regulatory commissions will revise relevant tariffs or allow lump sum payment along with late payment surcharge, sufficiently to cover our increased expenses from the tariffs. To the extent we are unable to pass on the impact of the imposition of safeguard duty to our offtakers in part or in whole under any of our PPAs, our increased costs of purchase of solar panels could adversely affect our operating results, cash flows and financial condition.

Further, with the objective of building energy security for the country and ensuring reliability of Solar PV Cells and Modules, the MNRE had issued Order dated January, 2 2020, regarding an approved list of Models & Manufacturers (ALMM) for Solar PV cells & modules, providing for enlistment of models and manufacturers of solar PV cells and modules, complying with the BIS Standards. The ALMM Order stipulates that after effective date, all Solar PV Power Projects which are Government owned /Government assisted/bid out as per Central Govt’s Standard Bidding Guidelines, shall mandatorily procurer solar PV cells and modules for such projects from the manufacturers approved and included in the ALMM Lists after effective date. The compliance with the rule may limit the options of imported modules, increasing costs which are not determinable at this point.

Investors may not be able to enforce a judgment of a foreign court against our Indian subsidiaries, certain of our Company’s directors, or our key management, except by way of a suit in India on such judgment.

All of our operating subsidiaries are incorporated under the laws of India. In addition, certain of our Company’s directors and substantially all of our key management personnel reside in India, and all or a substantial portion of our assets and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Procedure Code, 1908 (the “Civil Code”) on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India.

Under the Civil Code, a court in India shall, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the judgment was pronounced by a court of competent jurisdiction unless the contrary appears on record.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court, within the meaning of such section, in any country or territory outside India, which the Indian government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalty and does not apply to arbitration awards. Further, the execution of the foreign decree under Section 44A of the Civil Code is also subject to the exceptions under Section 13 of the Civil Code.

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

•

A comprehensive national goods and services tax (“GST”) regime that combines taxes and levies by the central and state governments into a unified rate structure has come into effect since July 1, 2017, unifying and replacing various indirect taxes applicable earlier. The GST rules were amended multiple times since the effective date. The GST has led to increase in the cost of operations of the Indian subsidiaries part of the Green Bond (“Restricted Subsidiaries”) at increased rates of GST ranging from 5% to 18%. Under the earlier value added tax (“VAT”) regime, the VAT rate on major items like modules and invertors was Nil and the VAT rate on various other items like mounting structure, transmission lines, AC cable, DC cable, AC electrical materials, DC electrical materials, combiner boxes, connectors and Balance of System (“BOS”) was 2%. However, under the current GST regime, the GST rate on these items has been increased to 5%. We have filed change-in-law petitions before relevant electricity regulatory commissions, and we have also received favorable orders allowing our change in law petitions from some of the electricity regulatory commissions. We, however, can make no assurances that our offtakers and the electricity regulatory commissions will revise relevant tariffs or allow lump sum payment along with late payment surcharge, sufficiently to cover our increased expenses from GST. To the extent we are unable to pass on the impact of the imposition of GST to our offtakers in part or in whole under any of our PPAs, our increased costs of purchase of products and services due to GST could adversely affect our operating results, cash flows and financial condition.

While electricity regulatory commissions have allowed pass through on projects under construction, it has rejected claims on O&M contracts without giving any reason. While the impact of GST on O&M is minor and going forward, we have eliminated margins on O&M operations by shifting O&M operations to project SPVs, we have also filed appeals before APTEL.

On December 31, 2018, the Ministry of Finance issued a notice that 70% of the gross consideration of the supplies under a Composite EPC Contract will be taxed at 5% (GST rate applicable on the supply of specified renewable energy goods) and 30% of the gross consideration of the supplies under the Composite EPC Contract will be taxed at 18%, (GST rate applicable on the supply of construction, engineering, installation, or other technical services in relation to renewable power generating devices), an increase from the earlier tax rate of 5%. The notification has resulted in an increase in the effective tax rates under the GST laws from 5% to 8.9% (on gross consideration) on the Composite EPC Contracts with effect from January 1, 2019. Although we filed change in law petitions seeking pass through of the additional tax under the Composite EPC Contracts, however we cannot assure whether favorable orders in this regard will be received.

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

•

The Indian Government has proposed to replace the existing Income Tax Act, 1961 with a new Direct Tax Code. A draft report on the Direct Tax Code, which is currently not in the public domain, was recently placed before the Indian Finance Minister for her consideration. The consequences and effects of changes in India’s income tax policy and law on this account are not determinable at present.

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

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In February 2019, massive forest fires broke out in numerous places across the Bandipur National Park of the Karnataka state in India and due to heavy rain in July–August 2019, the city of Vadodara and its administrative district in the Indian state of Gujarat were affected by severe flooding. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our solar projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future. Furthermore, the COVID-19 pandemic has significantly impaired the Indian and world economy. For a full discussion of the risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

War, terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly or may result in a more general loss of customer confidence and reduced investment in these countries that causes significant harm to our business, results of operations, cash flows and financial condition.

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

Risks Related to Investments in Mauritian Companies

As a shareholder in our Company, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

Our Company is incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, being shareholder of our Company’s equity shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Company’s constitution, which our Company adopted with effect upon completion of its public offering in October 2016, or Constitution, some of these differences may result in you having greater difficulties in protecting your interests as our Company’s shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Company’s Constitution, and the circumstances under which we may indemnify our Company’s directors and officers.

Our Company may become subject to unanticipated tax liabilities that may have a material adverse effect on our Company’s results of operations.

Our Company is structured as a Global Business Company (“GBC”) in Mauritius. A GBC must at all times:

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

After 30 June 2021, the Deemed Tax Credit will not be applicable to our Company and will be replaced with a new tax regime. The income tax rate for GBCs is at 15%, but subject to meeting certain prescribed conditions, and meeting the substance requirements issued by the Financial Services Commission for a GBC, our Company may benefit from a partial exemption of 80% on certain types of income such as foreign source dividend and interest. Where our Company derives income, which is subject to foreign tax, and where the said partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

Anti-takeover provisions in our Company’s constitutional documents and under Mauritius law could make an acquisition of us, which may be beneficial to our Company’s shareholders, more difficult and may prevent attempts by our Company’s shareholders to replace or remove our Company’s current management and limit the market price of our Company’s equity shares.

Provisions in our Company’s Constitution may have the effect of delaying or preventing a change in control or changes in our management. Our Company’s Constitution includes the following provisions which may be regarded as defensive measures:

•	a staggered Board of Directors;
•	the ability to issue additional equity shares (including “blank check” preferred stock);
•	granting directors, the absolute discretion to decline to register a transfer of any shares;
•	requiring that amendments to our Company’s Constitution be approved by a special resolution of the shareholders of our Company; and
•	limiting the liability of, and providing indemnification to, our Company’s directors and officers.

These provisions may restrict or prevent any attempts by our Company’s shareholders to replace or remove our Company’s current management by making it more difficult for shareholders to replace members of our Company’s Board of Directors, which is responsible for appointing the members of our Company’s management team. The provisions could also deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transactions.

Risks Related to Our Company’s Equity Shares

An active or liquid trading market for our Company’s equity shares may not be maintained.

Our Company’s shares have low trading volumes and an active, liquid trading market for our Company’s equity shares may not be maintained in the long term and we cannot be certain that any trading market for our Company’s equity shares will be sustained or that the present price will correspond to the future price at which our Company’s equity shares will trade. Loss of liquidity could increase the price volatility of our Company’s equity shares.

Any additional issuance of equity shares or other equity-related securities would dilute the positions of existing investors in the equity shares and could adversely affect the market price of our Company’s equity shares. We cannot assure you that our Company’s equity shares will not decline below their prevailing market price. You may be unable to sell your equity shares at a price that is attractive to you.

The market price of our Company’s equity shares has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Company’s equity shares has been volatile since our Company’s initial public offering and is likely to continue to be volatile. Factors that could cause fluctuations in the market price of our Company’s equity shares include — trading volume, prices of other securities, market trends, growth of other comparable companies, changes in operating performance, sale of additional shares in the market by us or by other investors, coverage by security analysts, changes in financial estimates, failure to meet analyst or market expectations, press releases by us or our competitors, market speculations, changes in tax and other incentives, regulatory and policy changes, litigations, business acquisitions, changes in accounting standards and economic conditions.

Further, in recent years the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, government shutdowns, interest rate changes, or international currency fluctuations, may cause the market price of our Company’s equity shares to decline. Furthermore, the COVID-19 crisis has resulted in frequent share market price drops and price volatility in all parts of the world and has impacted the share price of our Company. Any such crisis in future can also significantly impair the share price of our Company.

Sales of a substantial number of our Company’s equity shares in the public market, including by our Company’s existing shareholders, could cause our Company’s share price to fall.

Sales of a substantial number of our equity shares in the public market, or the perception that the sales might occur, could depress the market price of our Company’s equity shares and could impair our ability to raise capital through the sale of additional equity securities of our Company. We are unable to predict the effect that these sales and others may have on the prevailing market price of our Company’s equity shares.

In addition, certain of our Company’s shareholders can require us to register shares owned by them for public sale in the United States. Our Company also has filed a registration statement to register our Company’s equity shares reserved for future issuance under our Company’s equity compensation plans. Subject to the satisfaction of applicable exercise periods and applicable volume and restrictions that apply to affiliates, our Company’s equity shares issued upon exercise of outstanding options will become available for immediate resale in the public market upon issuance.

Future sales of our Company’s equity shares may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Company’s equity shares to decline and make it more difficult for you to sell our Company’s equity shares.

You may have difficulty enforcing judgments against our Company, our Company’s directors and management.

Our Company is incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our Company’s directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our Company or those persons, or to recover against our Company or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against our Company or our Company’s directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on our Company or our Company’s directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against our Company or our Company’s directors and officers, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against our Company or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Indian government to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our Company’s directors and officers based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments.

Our Company does not expect to pay any cash dividends on our Company’s equity shares.

Our Company has not paid dividends on any of our Company’s equity shares to date and our Company currently intends to retain our future earnings, if any, to fund the development and growth of our Company’s business. As a result, capital appreciation, if any, of our Company’s equity shares are likely to be your sole source of gain for the foreseeable future. Consequently, you will likely only experience a gain from your investment in our Company’s equity shares if the price of our Company’s equity shares increases.

In addition, our Company’s ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends to U.S. holders may be negatively affected by foreign currency fluctuations. We may not generate sufficient income to cover our operating expenses and pay dividends to our Company’s shareholders, or at all. Our Company’s ability to pay dividends also could be restricted under financing arrangements that our Company may enter into in the future and our Company may be required to obtain the approval of lenders in the event it is in default of its repayment obligations. Our Company may be unable to pay dividends in the near or medium term, and our Company’s future dividend policy will depend on our capital requirements, financing arrangements, results of operations and financial condition. Dividends distributed by our Company’s will attract dividend distribution tax at rates applicable from time to time.

Our Company will have to rely principally on dividends and other distributions on equity paid by its operating subsidiaries and limitations on their ability to pay dividends to our Company could adversely impact your ability to receive dividends on our Company’s equity shares.

Since our Company cannot borrow from our Indian subsidiaries, dividends and other distributions on equity paid by our operating subsidiaries will be our Company’s principal source for cash in order for it to fund its operations including corporate expenses. Accordingly, our Company may need to issue additional equity or borrow funds, either of which may be unavailable on attractive terms, if at all.

If our Company’s operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our Company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. As of the date of this annual report, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including our Company, in the foreseeable future. Moreover, as our Company does not own 100% of AZI, any dividend payment made by AZI to our Company will also involve a payment to the other shareholders of AZI.

As a foreign private issuer, our Company is permitted to, and it will, follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our Company’s equity shares.

As a foreign private issuer listed on the New York Stock Exchange, or NYSE, our Company permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and which is listed on the NYSE, our Company may follow its home country practice with respect to the composition of its Board of Directors and executive sessions. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require our Company as a Global Business Company to have the majority of its Board of Directors be independent or to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our Company’s equity shares than would be available to the shareholders of a U.S. corporation.

If our Company ceases to qualify as a foreign private issuer, our Company would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and our Company could incur additional legal, accounting and other expenses that our Company would not incur as a foreign private issuer.

As a foreign private issuer, our Company is exempt from a number of rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, applicable to U.S. domestic issuers, including the furnishing and content of proxy statements, compliance with the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act applicable to executive officers, directors and principal shareholders. Our Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. If our Company does not qualify as a foreign private issuer, our Company will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and our Company will incur significant additional legal, accounting and other expenses that our Company would not incur as a foreign private issuer.

For as long as our Company is an “emerging growth company,” our Company will not be required to comply with certain reporting requirements that apply to other public companies.

Our Company is an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as our Company continues to be an emerging growth company, our Company may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. Our Company could be an emerging growth company for up to five years from the end of fiscal year 2017, although, if the market value of our common equity shares that is held by non-affiliates (referred as “Public Float”) exceeds US$ 700.0 million as of any September 30 before the end of that five-year period, our Company would cease to be an emerging growth company as of the following April 1. During the previous year, our Company has early adopted certain new accounting pronouncements that were applicable for public companies and irrevocably elected to follow the public company accounting requirements. This will result in adoption of Financial Accounting Standards Board (“FASB”)’s Accounting Standard Updates (“ASU”), as it would be applicable for other public companies. We cannot predict if investors will find our equity shares less attractive if we choose to rely on these exemptions. If some investors find our equity shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our equity shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

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

Any issuance of equity securities after our initial offering could dilute the interests of our shareholders and could substantially decrease the trading price of our equity shares. our Company may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. Issuance of such additional securities may significantly dilute the equity interests of investors, since initial offering who will not have pre-emptive rights with respect to such an issuance, subordinate the rights of holders of equity shares if preferred shares are issued with rights senior to those afforded to our Company’s equity shares, or harm prevailing market prices for our Company’s equity shares.

Our Company may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to certain U.S. investors of our Company’s equity shares.

Our Company believes that it was not a passive foreign investment company (“PFIC”) for our taxable year ending March 31, 2020 and that, based on the present composition of its income and assets and the manner in which it conduct its business, our Company will not be a PFIC in our Company’s current taxable year or in the foreseeable future. Whether our Company is a PFIC is a factual determination made annually, and our Company’s status could change depending, among other things, upon changes in the composition and amount of our gross income and the relative quarterly average value of its assets. In particular, if our Company generate a small amount of gross income that is attributable to passive income in a taxable year, then there is a risk that our Company may be a PFIC for that year. If our Company was a PFIC for any taxable year in which you hold our Company’s equity shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our equity shares regardless of whether our Company continued to be a PFIC in any subsequent year, unless you mark your equity shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our Company’s status as a PFIC and the tax consequences to you of such status. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Status.”

If a United States person is treated as owning at least 10% of our equity shares, the holder may be required to include amounts in its U.S. taxable income even if our Company does not make distributions to its shareholders.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company's equity shares, that person may be required to include certain amounts in its U.S. taxable income even if our Company make no distributions to our Company’s shareholders. A United States person that is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company’s equity shares will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our Group. As a result of tax legislation enacted in 2017, it is not certain under what circumstances our non-U.S. subsidiaries will be treated as controlled foreign corporations. However, because our Group includes U.S. subsidiaries, our non-U.S. subsidiaries could be treated as controlled foreign corporations with respect to any United States shareholders (regardless of whether or not our Company are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation in our Group would be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income,” and investments in United States property, if any, related to that controlled foreign corporation, regardless of whether our Company make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Because our Company does not maintain U.S. tax books and records, our Company does not expect to be able to furnish to any United States shareholders the information that may be necessary to comply with the shareholder’s reporting and taxpaying obligations under these rules. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our Company’s equity shares, including the possibility that the investor may be treated as a “United States shareholder” as a result of direct, indirect or constructive ownership of our Company’s equity shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company’s legal and commercial name is Azure Power Global Limited. Our Company is a public company limited by shares incorporated in Mauritius on January 30, 2015. Our Company’s registered office is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius. Our Company’s principal executive offices are located at: 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi—110037, India, and our Company’s telephone number at this location is (91-11) 49409800. Our principal website address is www.azurepower.com. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Our Company’s agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, NY 10005.

Our Group was founded in 2008, and we developed India’s first utility scale solar project in 2009. As of March 31, 2020, we operated 43 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,808 MWs as on March 31, 2020 which represents a compound annual growth rate, or CAGR, of 98%, since March 2009. As of such date we were also constructing a combined rated capacity of 707 MWs comprising of utility scale projects of 90 MWs of Assam 1 and 600 MWs of Rajasthan 6 and several rooftop projects and had an additional 4,600 MWs committed, bringing our total portfolio capacity to 7,115 MWs. Of the total portfolio capacity 2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award.

B. Business Overview

We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers.

Indian solar capacity installed reached 34.4 GW at the end of February 29, 2020 with a target to achieve 100 GW of installed solar capacity by 2022. Keeping in view India’s commitment for a healthy planet with a less carbon intensive economy, in 2015 the Government of India (the “Government” or “GOI”) decided that 175 GW of renewable energy capacity will be installed by the year 2022. This includes 100 GW from solar, 60 GW from wind, 10 GW from biomass and 5 GW from small hydro power. In 2019, Prime Minister of India announced that India’s renewable energy capacity should exceed 400 GWs by year 2030. The substantial higher capacity target will ensure greater energy security, improved energy access and enhanced employment opportunities. With the accomplishment of these ambitious targets, India will become one of the largest Green Energy producers in the world, surpassing several developed countries.

Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to thermal power, the economic and climate costs of which continue to increase every year. Through our use of solar power, we estimate that we may have avoided the release of approximately 5.2 million tons CO2 since inception, which is equivalent to avoiding burning approximately 3.8 million tons of coal.

Utility scale solar projects are typically awarded through government auctions. We believe this strong demand for our solar power is a result of the following:

•	Low levelized cost of energy. Our in-house EPC expertise, advanced in-house O&M capability and efficient financial strategy allow us to offer low-cost solar power solutions.
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

We generate revenue from a mix of leading Indian central and state government utilities and commercial entities. Because we have our own EPC and O&M capabilities, we can be more competitive than those that need to pay an EPC and O&M margin to third-party providers.

Market Opportunity

India is the most populous democracy in the world with a population of more than 1.3 billion. India’s GDP grew 4.7% in the third quarter of fiscal year 2020. (Source: https://www.rbi.org.in/Scripts/PublicationsView.aspx?id=19439)

An efficient, resilient, and financially robust power sector is essential for the growth of the Indian economy. A series of reforms in the 1990s and the Electricity Act 2003 have moved the Indian power sector towards being a competitive market with multiple buyers and sellers supported by regulatory and oversight bodies. India’s annual per capita electricity consumption reached 1.2 MWh in fiscal year 2019. (Source: as per the Central Electricity Authority (“CEA”) Annual Report). Although the annual per capita power consumption of India has grown significantly from 0.6 MWh in fiscal year 2010 to 1.2 MWh in 2019, it is among the lowest in the world. (Source: as per the Central Electricity Authority (“CEA”) Annual Report). According to the International Energy Agency, the annual per capita electricity consumption of India was 1.0 MWh in fiscal year 2017, whereas countries like China and the United States had a per capita electricity consumption of 4.6 MWh and 12.6 MWh, respectively, in fiscal year 2017. (Source: http://energyatlas.iea.org/#!/tellmap/-1118783123). There are various factors such as electrification rates, purchasing power, market saturation and electrical heating or cooling requirements, which impacts the per capita consumption levels globally. The electricity consumption and peak demand have grown at a CAGR of 4.9% and 5.7%, respectively, in the last 10 years (January 2010 to January 2020). (Source: http://cea.nic.in/reports/monthly/executivesummary/2020/exe_summary-01.pdf)

Electricity demand is expected to rise in the future due to increased electrification. Major efforts are being taken by the Government to meet the targets of renewable energy in the country, including:

•	Permitting Foreign Direct Investment up to 100 percent under the automatic route,
•	Strengthening the terms of PPAs; introduction of guidelines on power curtailments, policies on tariff adoption, force majeure event guidelines etc.
•	mandating the requirement of Letter of Credit (“LC”) as payment security mechanism by distribution licensees for ensuring timely payments to renewable energy generators,
•	setting up of Ultra Mega Renewable Energy Parks to provide land and transmission on plug and play basis to investors,
•	waiver of Inter State Transmission System (“ISTS”) charges and losses for inter-state sale of solar and wind power for projects to be commissioned by December 31, 2022,
•	notification of standard bidding guidelines to enable distribution licensee to procure solar and wind power at competitive rates in cost effective manner,
•

declaration of trajectory of Renewable Purchase Obligation (“RPO”) for Solar as well as Non-solar, uniformly for all States/ Union Territories, reaching 21% of RPO by 2022 with 10.5% for solar based electricity,

•	laying of transmission lines under the Green Energy Corridor Scheme for evacuation of Power in renewable rich states,
•

launching of new schemes, such as, Pradhan Mantri Kisan Urja Suraksha evem Utthan Mahabhiyan (“PM-KUSUM”), for farmers to install solar pumps and grid connected solar and other renewable power plants in the country,

•	Launching the new Solar Rooftop Phase II scheme for achieving cumulative capacity of 40,000 MWs from Rooftop Solar (“RTS”) Projects by the year 2022, and
•

Setting up 12,000 MWs of grid connected solar photovoltaic (“PV”) power projects for use by the Government and Government entities as part of the Central Public Sector Undertaking (“CPSU”) Scheme Phase II to facilitate national energy security and environment sustainability for Government purposes.

Climate change has become a major concern for the world. India has committed to the global climate change initiative and has ratified the Paris Agreement on Climate Change in October 2016. As part of the Nationally Determined Contributions (“NDC”), India has made a pledge that by 2030, 40% of its installed power generation capacity shall be from non-fossil fuel sources and will reduce its carbon emission intensity of GDP by 33-35 % considering 2005 levels.

India has been at the forefront of the renewable energy (“RE”) sector. For the period of 2014-2019, clean energy investment in India was about US$75 billion (Source: https://energy.economictimes.indiatimes.com/news/oil-and-gas/indias-renewable-energy-generation-capacity-has-grown-72-per-cent-in-six-yrs-r-k-singh/74789868). Globally, India stands third in terms of renewable power and fifth in terms of solar power installed capacity. RE installed capacity increased by 144% from 35.5 GW in March 2014 to 86.8 GW in February 2020, excluding large hydro above 25 MWs. During the same period, the share of RE capacity in the overall generation capacity mix increased from 14% to 23%. (Source: http://cea.nic.in/reports/monthly/installedcapacity/2014/installed_capacity-03.pdf) to bolster the renewable energy supply in the entire energy mix, the MNRE has issued a National Wind-Solar Hybrid Policy. The Policy seeks to promote new hybrid projects as well as hybridization of existing wind and solar projects. Due to its favorable location in the solar belt, India has one of the best irradiation rates of any large economy. About 5,000 trillion kWh per year energy is incident over India's land area with most parts receiving 4-7 kWh per square meter per day. The solar power potential of India remains largely underutilized with only 34.4 GW of installed power compared with 749 GW of potential power (Source: https://mnre.gov.in/solar/current-status/). The MNRE has suggested that the highest solar energy potential is in Rajasthan at 142 GW followed by Jammu and Kashmir with 111 GW (Source: https://mnre.gov.in/solar/current-status/).

As per Central Electricity Authority’s National Electricity Plan, contribution of renewable energy sources is estimated to be around 21% of the total electricity demand of the country in the year 2021-22 and 24% by 2026-27. (Source: https://pib.gov.in/newsite/pmreleases.aspx?mincode=28) The share of solar energy of overall RE installed capacity has increased from 7.5% in 2014 to around 39.7% in 2020, growing at a CAGR of 53.7%. (Source: http://cea.nic.in/reports/monthly/installedcapacity/2020/installed_capacity-02.pdf). The sector is supported by a well-established institutional framework with specific roles and responsibilities assigned to various stakeholders. For example, the MNRE devises key policies in the solar sector. Power from solar projects can be sold to DISCOMs under central or state schemes or to end consumers through open access or captive route. Further, large scale adoption of solar capacity additions in India is primarily driven by various fiscal and regulatory incentives provided by the Government of India. Some of these measures are:

•

National Solar Mission (“NSM”). A major initiative of the Indian government is to promote ecologically sustainable growth while addressing India’s energy security challenge. NSM was introduced as part of India’s National Action Plan on Climate Change (“NAPCC”) in 2010 with a view to deploy 20 GWs of solar capacity by fiscal year 2022. The targets were subsequently revised to 100 GW by 2022 in June 2015.

•

Solar Renewable Purchase Obligation (“RPO”). RPO was one of the important instruments of the MOP to achieve the goal of installing 175 GW of renewable energy by fiscal year 2022. The MNRE, Government of India, along with all the State Nodal Agencies (SNAs) have taken appropriate policy initiatives for achieving the target of 175 GW of renewable energy by 2022, with solar capacity of 100 GW. SERCs are required to fix a minimum percentage of the total consumption of electricity in the area of a distribution licensee for purchase of energy from renewable energy sources. With the amendment of Tariff Policy in January, 2016, the SERCs are required to reserve a minimum percentage for purchase of solar energy which shall be such that it reaches 8% of total consumption of energy, excluding Hydro Power, by March 2022 or as notified by the Central Government from time to time. The Government of India in July 2018 notified the Long-Term growth trajectory of RPOs for Solar as well as Non-solar, uniformly for all States/ Union Territories, reaching 21% of RPO by 2022 with 10.5% for solar based electricity

•

Waiver of interstates transmission system charges and losses for solar and wind energy projects: There are no interstate charges and losses for the sale of solar and wind power for projects commissioned by December 31, 2022. The waiver will apply for a period of 25 years from the date of commissioning. The waiver is applicable for only those projects awarded through competitive bidding under the guidelines issued by the Government and projects entering into PPAs with entities for compliance of their RPO.

•

Ultra Mega Renewable Energy Power Parks (“UMREPPS”). The Ministry has undertaken a scheme to develop Ultra Mega Renewable Energy Power Parks (UMREPPs) under the existing Solar Park Scheme. The objective of the UMREPP is to provide land upfront to the project developer and facilitate transmission infrastructure for developing renewable energy based UMREPPs with solar/wind/hybrid and also with storage systems, if required.

•

Standard Bidding Guidelines. The MNRE has issued Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Solar & Wind Power Projects with an objective to provide a framework for procurement of solar & wind power through a transparent process of bidding including standardization of the process and defining of roles and responsibilities of various stakeholders.

•

Dispute Resolution Mechanism. The MNRE has set up a Dispute Resolution Mechanism for wind and solar projects to consider the unforeseen disputes between solar and wind power developers and SECI/NTPC, beyond contractual agreement. This mechanism will help in the smooth implementation of solar/wind energy projects in India by expeditiously resolving unforeseen disputes that may arise beyond the scope of contractual agreements.

The solar energy sector has also benefited from tariffs that are the lowest cost source of new electricity capacity driven by continued declines in PV module costs, improvement in efficiency due to greater scale of projects, access to long tenure financing and a drop in interest rates to finance solar projects.

Our Business Strategy and Approach

We sell energy to central and state government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also provide delivery commitments for the electricity production of our solar power plants to our customers.

The typical project plan timeline for our projects is approximately eighteen months. The major stages of project life cycle are bidding, land acquisition, financing, material delivery and installation, as well as monitoring and maintenance. Once a bid is won, a LOA is issued and all of our departments initiate their activities. After that, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned. Generally, once the LOA is received, we obtain the relevant land permits depending on whether the land is government-owned or private. Once land is obtained, our EPC team works very closely to construct and deliver the plant in the most efficient manner. Once commissioned, our O&M team monitors performance of all the projects near real time. We finance our projects with a mix of equity and project debt.

We utilize our integrated project development, EPC, financing and O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs and improve our returns.

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

We have one patent registered in India and another eight patents filed in India for technology to improve yield and performance technologies we employ including.

•	System and method for prepaid power module;
•	Seasonal solar tracking system;
•	Remote tracking for photovoltaic power generation through National Operations Control Center (“NOCC”);
•	Thin film photovoltaic module mounting structure with single axial movement;
•	Sprinkler technology for cleaning of solar modules;
•	A water distribution system for solar power generation which reutilizes water used for cooling photovoltaic cells;
•	Developing systems for scheduling and forecasting platform;
•	Plant performance analytics to identify areas for current and future loss minimization; and
•	DSO Dashboard for processing sales outstanding and accounts receivables.

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

•

Operational performance monitoring. We operate a NOCC that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

•

Financial strategy. We are able to access international capital markets, in addition to domestic lenders to enhance access to and lower the cost of capital leading to enhanced economics for our customers and shareholders.

Capital Cost Reduction. Our long-standing global relationships and strategic partnership has enabled us to diversify our capital sources. We have raised capital from various sources including export credits institutions, development finance institutions, domestic and international lenders, and public equity. We also issued two Green Bonds, one of which was India’s first ever that allowed us to access international bond markets at attractive financing rates. In addition, we are pursuing project equity and mezzanine as a way to lower our cost of capital, enhance returns and to optimize the efficiency of our capital.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

*

Capital discipline. We are focused on delivering returns above our cost of capital and all new projects are expected to deliver returns that are above our cost of capital before we begin committing capital. During fiscal year 2020, we determined that 600 MWs of new projects that we had bid for and won in auctions did not satisfy our minimum return thresholds and we exited these projects.

*

Local expertise and scale. We have 1,808 MWs operational which is one of the largest operational solar portfolios in India, and with which we operate using a highly experienced and dedicated team. At present, our operational portfolio is primarily located in the highest irradiation zones and are well diversified with no state making up more than 26% of the operational portfolio.

*

We believe in empowering the community we work with. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long-term community relationships, which allows us to improve our time of completion, further reducing project development risk. Altogether, these efforts and experiences have enabled us to have a better understanding of the market and build good relationships with our stakeholders.

*

Portfolio with customers that have strong credit ratings. We have a strong track record in project development across utility scale and commercial rooftop. We have rapidly grown our project portfolio with high credit rating offtakers, which has enabled us to be competitive in the market with higher returns. We have a strong off-taker mix with 95% of the total operational portfolio rated investment grade and 85% of the portfolio are with customers owner or controlled by Government of India.

*

Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency. Because of our operational capabilities, we have been able to increase our operational capacity from 55 MWs as of March 31, 2014 to 1,808 MWs as of March 31, 2020.

*

Strong Track Record of Execution Completion. Integrated in-house teams for development, engineering, finance and operations have also played a vital role in making us competitive. We estimate that we have commissioned more than 360 kms of transmission, with interconnects at various voltage levels and our projects operate on over 8,500 acres of land.

*	Access to international capital. The majority of our equity and debt funding is from international investors which we believe provides a larger and cheaper pool of capital to access.
*

Strong Governance and Disclosure. We have strong corporate governance generally in line with NYSE and SGX-ST standards, which includes decision-making through various committees and an experienced Board of Directors. We are governed by key policies including our anti-bribery and corruption policy, whistle blower policy, code of business conduct and ethics and corporate social responsibility.

*

Strong management. Our senior leadership team and Board of Directors are experienced experts in solar energy, energy, finance and public policy, with strong track records. Our Board of Directors also includes Arno Harris, Barney Rush, Cyril Cabanes, Deepak Malhotra, Sanjeev Aggarwal, Rajendra Prasad Singh, Muhammad Khalid Peyrye and Yung Oy Pin (Jane) Lun Leung who are well-respected global authorities in energy, finance and public policy.

Project Development

Typical Project Plan Timeline is Approximately 18 Months

We participate in central- and state-level renewable energy auctions to build our utility scale portfolio and expects to focus primarily on renewable energy auctions with central government counterparties going forward.

The major stages of project sourcing, development and operation:

•

Bidding. We have a well-organized process to effectively track all the policies and bid updates in the market. Once a tender is tracked, relevant information sourced from the request for proposal document is discussed with the finance and technical teams and approved by the relevant committees before a strategic decision is made to participate in the bid. All new projects must be expected to deliver returns that are above our cost of capital before we participate in an auction. We also have an in-house project development information database which help us predict and bid the most effective tariff in the market. Once the bid is won, a letter of award is issued. Afterwards, the PPA is signed, which will reflect the commercial operation date before which a plant should be commissioned.

•

Land acquisition. Generally, once the letter of award is received, we obtain the relevant land permits depending on whether the land is government-owned or private. When the land is privately owned, we identify the appropriate parcels of land and due diligence is conducted by a local legal counsel. We also undertake certain compliance measures, including technical diligence, soil testing, local advertisement, stakeholder consultation and land registration after which acquisition is complete. When the land is government-owned, we identify the suitable parcels of land from the responsible agency and obtain approval from the relevant authority.

•

Financing. To enable rapid operation of our projects, we use short term credit facilities that are refinanced with long term project finance facilities. We invest equity from internal accruals, new financings and sale of assets to help growth and lower financing costs.

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

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers with industry standard warranty and guarantee terms. As of April 30, 2020, we had made over US$1.2 billion in purchases from our suppliers since inception. There are several suppliers in the market, and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date of this annual report, our primary solar panel suppliers were Jinko Solar, First Solar FE Holdings PTE Ltd., LONGi Solar, Waaree Energies Pvt. Ltd., Hanwha Q CELLS Co. Ltd, Risen Energy Co Ltd. , GCL System Integration Technology Co Ltd., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., Sungrow Power Supply Company, Solis Inverters, ABB India Limited. We also engage the engineering services of Lahmeyer Group, TÜV Rheinland, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production.

We source lender technical due diligence and supplier third party certification from TUV.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, there is a slight variation in quarterly revenues based on seasonality. Typically, any given fiscal year, which for us ends on March 31, our plant load factor (“PLF”) is lower in the second and third fiscal quarter due to monsoon and winters and higher in the first and fourth quarter due to clear sky and high irradiation.

Competition

We believe our primary competitors are other solar developers such as ReNew Power Limited, Tata Power Solar Systems Limited, Adani Green Energy Limited and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favorably with our competitors in the regions we service. Approximately 95% of the counterparties of our total portfolio are rated investment grade, which we believe is a leading position among utility scale project developers with installed capacity of over 1 GW.

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

Research and Development

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March 31, 2020, we had one patent that had been published and eight patents filed. The patent applications include, real time and pre-paid solar power module, manual solar tracking system, thin film photovoltaic mounting assembly, the NOCC, generating electricity by reutilizing water used for cooling photovoltaic cells, a system for cleaning and cooling an array of solar panels, system for power generation and scheduling, DSO Dashboard for processing sales outstanding and accounts receivables and AEINA-Android App to monitor and capture the data of all the rooftop projects.

Insurance

We maintain adequate insurance coverage to mitigate various business risks. Our insurance policies include, but are not limited to, erection all risk insurance, industrial all risk insurance, burglary insurance, fire and special perils insurance and directors and officer’s liability insurance.

REGULATION

Set forth below is a brief overview of the principal laws and regulations currently governing the businesses of our Indian subsidiaries. The laws and regulations set out below are not exhaustive and are only intended to provide general information to the investors and are neither designed nor intended to be a substitute for professional legal advice.

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

The Tariff Regulations also provide the mechanism for sharing of carbon credits from approved clean development mechanism projects between renewable energy power producers and the concerned beneficiaries. Under the Tariff Regulations, the project developer is entitled to retain 100% of the gross proceeds on account of clean development mechanism project benefit in the first year after the date of commercial operation of the generating station. Subsequently, in the second year, the share of the beneficiaries will be then progressively increased by 10% every year until it reaches 50% after which the clean development mechanism project proceeds are to be shared equally between the generating company and the beneficiaries. Pursuant to a notification dated March 24, 2020, the validity of these Tariff Regulations has been extended up to June 30, 2020.

The Electricity Act, 2003

The Electricity Act, 2003 (as amended from time to time) regulates and governs the generation, transmission, distribution, trading and use of electricity in India. Under the Electricity Act, the transmission, distribution and trade of electricity are regulated activities that require licenses from the relevant electricity regulatory commission, namely CERC, or the relevant state electricity regulatory commission, or the joint commission (constituted by an agreement entered into by two or more state governments or the Indian government, as the case may be).

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

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010

The Central Electricity Regulatory Commission in terms of the abovementioned regulations has laid down the rules, guidelines and standards to be followed for planning, developing, maintaining and operating the power system, in the most secure, reliable, economic and efficient manner. These regulations have been amended to require solar power generators to forecast and schedule power generation on a day ahead basis. The schedule by solar generators which are regional entities may be revised by giving advance notice to the relevant Regional Load Dispatch Centre. The Indian Electricity Grid Code require system operators and the relevant State Load Dispatch Centre/ Regional Load Dispatch Centre to make all efforts to evacuate the available solar power and treat each solar power generating station as a must-run station. Pursuant to CERC notification Dated March 20, 2020, these Regulations are amended by Central Electricity Regulatory Commission (Indian Electricity Grid Code) (Sixth Amendment) Regulations, 2019 effective from June 1, 2020.

The National Tariff Policy 2005, (amended 2016)

The Indian government notified the revised National Tariff Policy effective from January 28, 2016. Among other things, the National Tariff Policy seeks to ensure availability of electricity to consumers at reasonable and competitive rates and financial viability of the Indian power sector and to attract investments and promote generation of electricity from renewable sources.

The National Tariff Policy mandates that the relevant electricity regulatory commissions must reserve a minimum percentage for purchase of solar energy equivalent to 8% of total consumption of energy by March 2022. In order to further encourage renewable sources of energy, the National Tariff Policy mandates that no inter-state transmission charges and losses shall be levied until such period as may be notified on transmission of the electricity generated from solar power plants through the inter-state transmission system for sale. In addition, the Ministry of Power of the Indian government, as an incentive to solar power developers and end consumers, waived inter-state transmission charges and losses for a period of 25 years from the date of commissioning a solar power project so long as the project is commissioned before December 2022 and so long as the power is sold to a distribution company.

Jawaharlal Nehru National Solar Mission

The NSM was approved by the Indian government on November 19, 2009 and launched on January 11, 2010. The NSM has set a target of 100 GW of solar power in India by 2022 and seeks to implement and achieve the target in three phases (Phase I from 2012 to 2013, Phase II from 2013 to 2017 and Phase III from 2017 to 2022). The target will principally comprise of 40 GW rooftop solar power projects and 60 GW large and medium scale grid connected solar power projects. The NSM aims at creating conditions for rapid scale up of capacity and technological innovation to drive down costs towards grid parity. In addition, the Indian government on March 22, 2017 and July 2, 2018 sanctioned the implementation of a scheme to enhance the capacity of solar parks from 20,000 MWs to 40,000 MWs for setting up at least 50 solar parks each with a capacity of 500 MWs and above by 2019-2020, which was further extended to 2021-2022.

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

Ujjwal Discom Assurance Yojana (“UDAY”)

UDAY is a scheme formulated by the Ministry of Power of the Indian government, notified by Office Memorandum dated November 20, 2015. It provides for the financial turnaround and revival of power distribution companies. The scheme is applicable only to State-owned DISCOMs including combined generation, transmission and distribution undertakings. The state government, DISCOMs and the Indian government are required to enter into agreements which shall stipulate responsibilities of the entities towards achieving the operational and financial milestones under the scheme. The scheme aims to minimize the gap between average cost of supply per unit of power and per unit average revenue realized, reduction in book losses and the power purchase cost per unit.

Integrated Power Development Scheme

The Integrated Power Development Scheme (“IPD Scheme”) was launched pursuant to the Office Memorandum of the Ministry of Power of the Indian government, dated December 3, 2014, by the Prime Minister of India on June 28, 2015 for urban areas, to ensure 24/7 power for all. The objective of the IPD Scheme is to (i) strengthen sub‑transmission and distribution network in the urban areas; (ii) meter distribution transformers/feeders/consumers in urban areas; and (iii) enable IT of the distribution sector and to strengthen the distribution network as per CCEA approval dated June 21, 2013 for completion of targets laid down under the Restructured Accelerated Power Development and Reforms Programme (“RAPDRP”) by carrying forward the approved outlay for RAPDRP to IPD Scheme. It aims to help in the reduction of AT&C losses, the establishment of IT enabled energy accounting/auditing system, improvement in billed energy based on metered consumption and improvement in collection efficiency.

Safety and Environmental Laws

We are governed by certain safety and environmental legislations, including the Hazardous Wastes and Other (Management and Transboundary Movement) Rules, 2016.

Under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, failure to comply with the orders and restrictions passed by the State Pollution Control Boards may result in imprisonment of a minimum term of one and a half years. Pursuant to notification B‑29012/ESS(CPA)/2016-17, the Central Pollution Control Board has abolished the requirement to obtain consents to establish and operate under the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981, for solar power projects of all capacities, across India-. Each State Pollution Control Board is also required to issue the required notifications.

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

The Code on Wages, 2019 (“Wage Code”) regulates and amalgamates wage and bonus payments and subsumes four existing legislations, namely, the Payment of Wages Act, 1936, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976. The Wage Code received assent from the President of India on August 8, 2019, however, is yet to be notified in the official gazette. The Wage Code provides for a minimum national wage rate fixed by the central governments. The appropriate governments are required to fix the minimum wage rate for their respective states above the floor wage set by the central government. In the event that the existing minimum wage rate of the appropriate governments is more than the floor wage set by the central government, such wage rates cannot be reduced. Further, the central government may fix different floor wages for different geographical areas and the appropriate governments shall fix the minimum rate of wages either on the basis of duration or piece of work. The Wage Code also prohibits gender discrimination in matters related to wages and recruitment in relation to same work of similar nature. The Wage Code further provides that all employees whose wages do not exceed a specific monthly amount, notified by the central or state government, will be entitled to an annual bonus. Under the Wage Code, in the event that any dispute arises between employer and employees with respect to fixation of or eligibility for payment of bonus under the Wage Code, such dispute shall be deemed to be an industrial dispute within the meaning of the Industrial Disputes Act, 1947.

State Regulations

Various states in India have from time to time, announced administrative policies and regulations in relation to solar power projects and related matters. These state-specific policies and regulations have material effects on our business because PPAs between project developers and state offtakers are entered into in accordance with the relevant state policies and regulations. Accordingly, these PPAs are standard form contracts and the project developers have no flexibility in negotiating the terms of the PPAs. The majority of our solar power plant generation occurs in Rajasthan, Gujarat, Punjab and Karnataka.

For instance, for the projects of the Restricted Subsidiaries in the states of Punjab, Karnataka, Maharashtra, Delhi, Odisha, Andhra Pradesh, Gujarat, Uttar Pradesh, Assam and Telangana, these projects are subject to certain state policies as discussed below.

In respect of rooftop projects of the Restricted Subsidiaries in the states of Maharashtra, Delhi and Odisha, we are required to comply with prudent utility practices and other specifications as provided in the power purchase agreements.

Punjab

The Punjab Energy Development Agency is the agency responsible for promotion and development of renewable energy development projects and energy conservation schemes in the state of Punjab. The government of Punjab has formulated the New and Renewable Sources of Energy Policy- 2012, (Punjab Solar Policy, 2012) and aims to harness 1,000 MWs of solar power generation capacity by 2022. All solar power projects developed under the Punjab Solar Policy, 2012 are treated as an industry in terms of industrial policy of Punjab and all the industrial incentives available to new industrial units will be applicable to solar power plants subject to the approval of Department of Industries and Commerce, government of Punjab. The Punjab State Power Corporation Limited reserves the right of first refusal on the power generated from renewable energy certificate based solar power projects and in case of refusal, the developer is permitted to sell the power under open access.

The predecessor of the Punjab Solar Policy, 2012 is the Punjab Solar Policy of 2006, which was operative up to 2012 and provided similar incentives to solar power developers, including in relation to land rent concessions, tax exemptions, exemptions from electricity duty, and single window mechanisms for government approvals.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The government of Karnataka has formulated the Karnataka Solar Policy 2014-2021 as amended by Government of Karnataka Notification No. EN 49 VSC 2016 dated January 12, 2017 (“Karnataka Solar Policy”), which will remain in effect until 2021 unless superseded by another policy. The Karnataka Solar Policy aims to harness a minimum of 6,000 MWs by 2021 in multiple phases.

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited (“NREDCAP”) is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The government of Andhra Pradesh has formulated the Andhra Pradesh Solar Power Policy, 2018 (“Andhra Pradesh Solar Policy”) which came into effect on January 3, 2019, in place of the Andhra Pradesh Solar Power Policy, 2015 and will remain applicable for a period of five years and/ or until such time a new policy is issued. Solar power projects that are commissioned during such operative period shall be eligible for the incentives declared under this policy, for a period of ten years from the date of commissioning, unless otherwise provided.

The Andhra Pradesh Solar Policy aims to promote setting up of solar power projects for sale of power to Andhra Pradesh distribution companies and targeting procurement of 5,000 MWs of solar power within the next five years. Generation of electricity from solar power projects will be treated as an eligible industry under the schemes administered by the Industries Department, government of Andhra Pradesh and incentives available to industrial units under applicable schemes will be available to the solar power producers. According to the Andhra Pradesh Solar Policy, solar power projects of capacity up to 1000 kw at a single location will be permitted.

Gujarat

The Gujarat Energy Development Agency (“GEDA”) is the agency responsible for promoting and developing renewable energy in the state of Gujarat. The government of Gujarat has formulated the Gujarat Solar Power Policy 2015, which was effective until March 31, 2020. A new solar power policy has not been announced yet. The Gujarat Solar Power Policy 2015 incentivizes solar power generation through exemptions from payment of electricity duty and retention of complete clean development mechanism benefits by a developer of projects awarded through competitive bidding. The Gujarat government has also launched the Gujarat Industrial Policy 2015, which aims to further promote the renewable energy sector.

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

Uttar Pradesh

Electricity generation from solar power projects is regulated by the Uttar Pradesh New and Renewable Energy Development Agency (“UPNREDA”) under the Uttar Pradesh Solar Power Policy, 2017 (“UP Solar Policy”), which was issued by the government of Uttar Pradesh with effect from November 6, 2017 with the aim of providing solar power investment opportunities and to help achieve the state’s eight percent solar renewable purchase obligation target by 2022. The UP Solar Policy will remain in operation for a period of five years or until the government of Uttar Pradesh notifies the new policy whichever is earlier. The government of Uttar Pradesh has set a target of 10,700 MWs for solar power including 4,300 MWs from rooftop solar projects, by 2022. The incentives under the UP Solar Policy includes, among others, bearing part of the construction cost for transmission lines in certain regions, exemption from cross-subsidy surcharges, wheeling charges and transmission charges and exemption of electricity duty on sale of electricity to distribution licensee, captive consumption and third-party sale for 10 years.

Maharashtra

The Maharashtra Energy Development Agency (“MEDA”) is the nodal agency in renewable energy and state designated agency in energy conservation sector. The government of Maharashtra has formulated the Comprehensive Policy for Grid-connected Power Projects based on New and Renewable (Non-conventional) Energy Sources – 2015 to meet the target set by the Indian government for installation of solar power projects of 100GW capacity in the country by 2022. The policy aims to develop a total of 7,500MWs capacity of solar projects of which 2,500MWs will be developed by MAHAGENECO in public private partnership mode to fulfil the renewable energy generation obligation, while the remaining will be developed by other developers. The policy grants certain benefits such as allocation of land on concessional rates to eligible projects.

Assam

Electricity generation from solar power projects is regulated by the Assam Energy Development Agency (“AEDA”) under the Assam Solar Energy Policy, 2017 (“Assam Solar Policy”), which was issued by the government of Assam with effect from January 16, 2018 with the aim of fulfill its commitment under sustainable development goals by promoting clean, accessible, affordable and equitable solar energy availability to its citizens. To create an enabling environment for businesses and developers to participate and invest in the process of targeted solar power capacity expansion of 590 MWs by 2019-20 in the state of Assam by means of multiple models of solar power generation. MNRE has also allocated a target of 663 MWs of solar capacity to Assam to be achieved by 2022. The incentives under the Assam Solar Policy includes, among others, exemption from wheeling charges and transmission charges, exemption from electricity duty, exemption for a period of three years from the date of commissioning of a project and exemption of cross subsidy charges for third-party sales for three years.

Telangana

Telangana New and Renewable Energy Development Corporation Limited (“TNREDCL”) is the nodal agency in renewable energy. Policy aims to contribute to long-term energy security of the state and promote a sustainable fuel mix in generation through higher contribution of solar energy. The state aims to develop a total of 5,000 MWs capacity of solar projects of by 2022. Policy has operative period of three years and all Solar Projects that are commissioned during the operative period shall be eligible for the incentives declared under this policy, for a period of 10 years from the date of commissioning. The incentives under the Solar Policy includes exemption from electricity duty, exemption of cross subsidy charges for third-party sale for five years and 100% refund of VAT/SGST for all the inputs required for Solar Power Projects will be provided by the Commercial Tax Department for a period of five years.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

The following table sets out our Company’s significant subsidiaries on the basis of operating capacity during the fiscal year ended March 31, 2020:

Name	Country of Incorporation	Percentage of Ownership
Azure Power India Private Limited (Multiple projects)	India	99.99%	#
Azure Power Pluto Private Limited (Punjab 4.1, 4.2 and 4.3)	India	99.99%
Azure Power Thirty Seven Private limited (Telangana 1)	India	99.40%
Azure Power Earth Private Limited (Karnataka 4.1 and 4.2)	India	99.99%
Azure Power Thirty Three Private Limited (Gujarat 2)	India	99.99%

#  Azure Power Global Limited has exercised its option to buy the shares it did not hold in AZI. However, the transaction has not been completed as the purchase of shares by Azure Power India from the Founder shareholders (Mr. Inderpreet Wadhwa and Mr. Harkanwal Singh Wadhwa) is under arbitration.

D. Property, Plants and Equipment

Our Company’s principal executive offices are located at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi — 110037, India, which occupies approximately 37,000 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased by us from private individuals and entities. Further, we source the land required for construction of plants under the land lease arrangement or procure at the required locations of the plant. Our land lease arrangements range typically from 25 to 35 years, but our PPAs are generally for a term of 25 years. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

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

Overview

Our mission is to be the lowest-cost power producer. We sell solar power in India on long term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for our customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India.

We generate revenue from a mix of leading government entities such as NTPC Limited, NTPC Vidyut Vyapar Nigam Limited, a subsidiary of NTPC Limited, Delhi Metro Rail Corporation, Indian Railways and the Solar Energy Corporation of India Limited as well as commercial entities such as Torrent Power Limited, DLF Limited, and Oberoi Hotels. We typically enter into 25year power purchase agreements, or PPAs with these customers who pay a fixed rate for electricity generated by our solar power plants. Our financial strategy is to build our solar assets with the most efficient cost of capital available to us. Because we have our own engineering, procurement and construction, or EPC, as well as O&M capabilities, we retain the profit margins associated with those services that other project developers normally pay to third party providers. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

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

Power Purchase Agreement

The material terms of the PPAs we have entered into and bids we have won as of March 31, 2020 are summarized in the following table.

Project Names	Commercial Operation Date (1)	PPA Capacity (MW)	DC Capacity (MW)	Tariff (INR / kWh)		(6)	Offtaker	Duration of PPA in Years
Utility
Operational
Gujarat 1.1	Q2 2011	5	5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5	5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Punjab 1	Q4 2009	2	2	17.91			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 1	Q4 2011	5	5	11.94			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20	21	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15	17	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15	15	7.67			Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15	15	7.97			Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4	4	8.28			Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10	10	7.47			Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10	12	8.99			Uttar Pradesh Power Corporation Limited	12
Rajasthan 3.1	Q2 2015	20	22	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40	43	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40	41	5.45	(3)		Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10	10	6.44			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10	10	6.45			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10	10	6.46			Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5	6	5.45	(3)		Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2	2	5.43	(3)		Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10	12	6.66			Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1 (4)	Q1 2016	50	54	6.44	(2)		Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24	25	7.19			Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4	4	7.33			Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10	11	8.39			North & South Bihar Power Distribution Company Limited	25
Punjab 4.1	Q4 2016	50	52	5.62			Punjab State Power Corporation Limited	25
Punjab 4.2	Q4 2016	50	52	5.63			Punjab State Power Corporation Limited	25
Punjab 4.3	Q4 2016	50	52	5.64			Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50	54	6.51			Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40	42	6.51			Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40	42	6.51			Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2	2	5.50	(3)		Ordinance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5	6	5.31			Ordinance Factory, Ambajhari	25
Andhra Pradesh 2 (5)	Q2 2017	100	130	5.12			NTPC Limited	25
Uttar Pradesh 2	Q2-Q3 2017	50	59	4.78			NTPC Limited	25
Telangana 1	Q1 2018	100	128	4.67			NTPC Limited	25
Uttar Pradesh 3	Q2 2018	40	49	4.43	(3)		Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50	59	4.43	(3)		Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260	360	2.67			Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50	75	2.93			Bangalore Electricity Supply Company	25
Karnataka 4.2	Q1 2019	50	75	2.93			Hubli Electricity Supply Company Limited	25
Rajasthan 5	Q2-Q3 2019	200	262	2.48			Solar Energy Corporation of India Limited	25

Maharashtra 3	Q3 2019	130		195	2.72		Maharashtra State Electricity Distribution Company Limited	25
Total Operational Utility		1,658		2,055
Total Operational Rooftop	2013 – Q1 2020	150		150	5.56	(4)	Various	25
Total Operational Capacity		1,808		2,205
Under Construction
Assam 1	Q3 2020	90			3.34		Assam Power Distribution Company	25
Rajasthan 6	Q1 2021	600			2.53		Solar Energy Corporation of India Limited	25
Total Under Construction- Utility		690
Total Under Construction- Rooftop	Q4 2020	17			4.65		Various	25
Committed
Rajasthan 8	Q1 2021	300			2.58		Solar Energy Corporation of India Limited	25
Rajasthan 9	Q2 2021	300			2.54		Solar Energy Corporation of India Limited	25
2 GW Project 1		2,000	(7)		2.92		Solar Energy Corporation of India Limited	25
2 GW Project 2		2,000	(8)		2.92		Solar Energy Corporation of India Limited	25
Total Committed Capacity – Utility		4,600
Total Portfolio		7,115

Notes:

(1)

Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all.

(2)	Current tariff, subject to escalation. Please also see “—Tariff structure”
(3)	Projects are supported by VGF, in addition to the tariff. Please also see “—VGF for projects”
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation per the Indian Income tax regulation.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	LOA received. PPA yet to be signed.
(8)	The company has elected to exercise a greenshoe option i.e. over-allotment option for 2 GW Project 2 under auction guidelines but has not received LOA.
#	Due to COVID-19, there is uncertainty around the timing of construction of projects and this is the company’s best estimate of completion.

Our PPA’s typically require certain conditions are met including, among others, that we have obtained all necessary consents and permits, financing arrangements have been made and an agreement has been entered into to provide for the transmission of power. Furthermore, the PPAs contain customary termination provisions and negative and affirmative covenants, including the provision of performance bank guarantees and minimum guarantees of power to be sold and restrictions on changing the controlling shareholder of the project subsidiaries.

Tariff structure

The tariff for Gujarat 1.1 and Gujarat 1.2 is INR 15.0 per kilowatt hour for the first 12 years and INR 5.0 per kilowatt hour for remainder of the contract term. The tariff for Andhra Pradesh 1 is INR 5.89 per kilowatt hour for one year, increasing by 3% each year from the second year to the tenth year and thereafter with the same tariff as that in year ten for the remainder of the 25-year term. For the other projects we have a fixed rate structure.

VGF for projects

The VGF for Rajasthan 3.1 project is INR 23.0 million per MW, for Rajasthan 3.2 it is INR 22.0 million per MW, for Rajasthan 3.3 it is INR 13.0 million per MW and Rajasthan 4 it is INR 12.9 million per MW. The VGF for Andhra Pradesh 3 project is INR 7.4 million per MW. The VGF for Maharashtra 1 project is INR 0.9 million per MW. The VGF for Uttar Pradesh 3 is INR 8.0 million per MW. The VGF for Delhi 1 is INR 4.6 million per MW. The VGF on various rooftop projects is INR 798 million and Central Financial Assistance (“CFA”) on various rooftop projects is INR 1,510 million. Further, VGF was not received by us on new ground mount projects constructed or won during the fiscal year 2020.

Key Operating and Financial Metrics

Use of certain Non-US GAAP measures

We use certain financial and non-financial, non-U.S. GAAP measures to provide a comparison of our performances. The non-financial metrices include electricity generation, Plant load factor, MW operating, MW committed, and MW operating and committed. We also use certain non-USGAAP financial metrices such as Cost per MW operating, nominal contracted payments, portfolio revenue run-rate, EBITDA and Cash Flow to Equity to provide a comparison of our financial results. We also provide non-financial metrices, which are commonly used in the industry to help users compare us with our peers and better demonstrate growth in terms of our current capacity, as well as our future capacity. The use of non-U.S.GAAP measures help the users in comparing our performance period over period and see how the Company has improved its productivity in reducing the cost of building a plant through cost per megawatt as well as measure the output of the plants through Plant Load Factors. The non-financial metrices are used by analysts and investors in arriving at the fair valuation of the company through projecting future revenue as well as predicting the results of the company. We have been using and providing the metrices consistently over a period of time and believe that our investors not only find the metrices useful but also understand the methodology of computation.

The metrices are detailed below:

Summary of key metrices

We regularly review a number of specific metrics, including the following key operating and financial metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions.

Key metrics	Unit of Measurement	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020
Revenue (1)	INR in millions	7,701	9,926	12,958
Revenue (2)	US$ in millions	118.3	143.5	171.9
Electricity generation (3)	kWh in millions	1,236	1,733	2,870
Plant load factor	%	18.2	18.6	19.5
Cost per MW Operating (4)	INR in millions	46.3	40.7	35.5
MW operating	MW	911	1,441	1,808
MW committed	MW	960	1,915	5,307
MW operating and committed	MW	1,871	3,356	7,115	(5)

(1)	Revenue consists of revenue from the sale of power.
(2)

Translation of balances in the key operating and financial matrices from INR into US$, as of and for the fiscal year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.39, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

(3)

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of plant load factor during the reporting period and the average megawatts operating.

(4)	Installation per MW of DC capacity and includes INR 2.9 million (US$0.04 million) per MW operating of safe guard duties which we expect to recover.
(5)	2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award.

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

Megawatts Committed represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

The following table represents the megawatts operating and megawatts committed as of the end of the respective periods presented:

	As of March 31,
	2018	2019	2020
Megawatts Operating	911	1,441	1,808
Megawatts Committed	960	1,915	5,307
Megawatts Operating and Committed	1,871	3,356	7,115

We target having 2,650 MWs to 2,950 MWs operating by March 31, 2021, but this is subject to risks related to the current COVID-19 situation. Our ability to achieve this guidance will depend on, among other things, our ability to acquire the required land for the new capacity (on lease or direct purchase), raising adequate project financing and working capital, our ability to further strengthen our operations team to execute the increased capacity, and our ability to further strengthen our systems and processes to manage the ensuing growth opportunities, as well as the other risks and challenges discussed in “Item 3. Key Information—D. Risk Factors.”

As of March 31, 2020, our operating and committed megawatts increased by 3,759 MWs to 7,115 MWs compared to March 31, 2019. Of the total portfolio capacity 2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award.

Plant Load Factor

The plant load factor is the ratio of the actual output of all our solar power plants over the reporting period to their potential output if it were possible for them to operate at full rated capacity. The plant load factor is not the same as the availability factor. Our solar power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our plant load factor is a result of seasonality, cloud covers, air pollution, the daily rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid availability. We compute PLF on the basis of PPA capacity (or AC), which may be lower than the actual installed (DC) capacity.

We track plant load factor as a measure of the performance of our power plants. It indicates effective utilization of resources and also validates our value engineering and operation research. Higher plant load factor at a plant indicates increased electricity generation. Monitoring plant load factor on real time allows us to respond rapidly to potential generation anomalies. Plant load factor (AC) was 18.6% for the fiscal year 2019 compared with 19.5% for the fiscal year 2020, primarily due to greater optimization of new facilities by adding additional DC capacity to our existing facilities.

	Fiscal Year Ended March 31,
	2018	2019	2020
Plant Load Factor (AC) (%)	18.2	18.6	19.5

Electricity Generation

Electricity generation represents the actual amount of power generated by our solar power plants over the reporting period and is the product of reporting period plant load factor and the average megawatts operating. This is a measure of the periodic performance of our solar power plants.

	Fiscal Year Ended March 31,
	2018	2019	2020
Electricity Generation (kilowatt hours in millions)	1,236	1,733	2,869

Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is a non-U.S. GAAP financial measure. We classify a financial measure as being a non-U.S. GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. The non-GAAP financial measures are supplemental measures that are not required by, or are not presented in accordance with, U.S. GAAP. Non-GAAP financial measures do not include operating, other statistical measures or ratios calculated using exclusively financial measures calculated in accordance with GAAP. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. Moreover, the way we calculate the non-GAAP financial measures may differ from that of other companies reporting measures with similar names, which may limit these measures’ usefulness as a comparative measure. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss/(income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization and (d) loss/(income) on foreign currency exchange, less (e) other income. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

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

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss)/profit to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2018	2019	2020
	INR	INR	INR	US$
	(In millions)
Net (loss)/profit	(1,023)	138	(2,337)	(30.9)
Income tax (benefit) /expense	(253)	153	489	6.5
Interest expense, net	5,335	5,022	7,962	105.6
Other income	(167)	(148)	(108)	(1.4)
Depreciation and amortization	1,883	2,137	2,860	37.9
Loss on foreign currency exchange	46	441	512	6.7
Adjusted EBITDA	5,821	7,743	9,378	124.4

Note:

(1)

Translation of balances in the financial information table above from INR into US$, as of and for fiscal year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.39, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of solar photovoltaic panels, inverters, balance of plant equipment, freehold land or leasehold land, capitalizable financing costs, and installation costs incurred for installing one megawatt of DC capacity during the reporting period. It is an indicator of our strong engineering, procurement and construction capabilities, market cost of material and our ability to procure such material at competitive prices. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects. The project cost per megawatt (DC) operating for the year ended March 31, 2020 decreased by INR 5.2 million (US$ 0.07 million), or 13%, to INR 35.5 million (US$ 0.47 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the year ended March 31, 2020 was INR 48.9 million (US$ 0.65 million), compared to INR 50.4 million, for the year ended March 31, 2019, on account of the reduction in solar module prices which was partially offset by additional safeguard duties paid by the Company. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt, for the year ended March 31, 2020, would have been lower by approximately INR 2.9 million (US$ 0.04 million) and INR 4.9 million (US$ 0.07 million), respectively.

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

If we were to receive government grants under any PPA, such grants would be included as nominal contracted payments in the period when received. We account for VGF as an income-type government grant. The proceeds received from VGF grants upon fulfilment of certain conditions are initially recorded as deferred revenue. This deferred VGF revenue is recognized as sale of power in proportion to (x) the actual sale of solar energy kilowatts during the period to (y) the total estimated sale of solar energy kilowatts during the tenure of the applicable PPA (as described in Note 2(q) to our consolidated financial statements) pursuant to our revenue recognition policy.

Nominal contracted payments are a forward-looking number and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants, payment defaults by our customers or other factors described under the heading “Item 3. Key Information—D. Risk Factors” could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2018	2019	2020
	INR	INR	INR	US$
Nominal contracted payments (in millions)	358,816	584,196	1,207,290	16,014.9

	As of March 31,
	2018	2019	2020
Total estimated energy output (kilowatt hours in millions)	82,884	170,718	386,918

Nominal contracted payments increased from March 31, 2019 to March 31, 2020 as the Company entered into additional PPAs, received a LOA and elected to exercise a Green-shoe option for additional capacity. Over time, we have seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and to INR 3.53 per kilowatt hour for fiscal year 2019. The overall trend of solar power tariffs is that the tariffs are declining in line with solar module prices.

Our nominal contracted payments are not impacted from delays in construction related to COVID-19 as revenues from PPAs start after the date of commissioning of the project.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals our annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting date. In estimating the portfolio revenue run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location. Our power generation simulation software calculates the estimated annual energy output by using the formula described above.

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

To calculate portfolio revenue run-rate for committed projects, we assume a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, we use the actual full year energy generated net of the annual estimated decrease in rated capacity based on the technology installed. We have used this method of calculation since the inception of all projects, including scheduled price changes where applicable.

Portfolio revenue run-rate is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar power plants or other factors described under the heading “Item 3. Key Information—D. Risk Factors” could cause our actual results to differ materially from our calculation of portfolio revenue run-rate.

The following table sets forth, with respect to our PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2018	2019	2020
	INR	INR	INR	US$
Portfolio Revenue run-rate (in millions)	15,765	25,940	53,591	710.9

	As of March 31,
	2018	2019	2020
Estimated annual energy output (kilowatt hours in millions)	3,557	7,468	16,969

The portfolio revenue run-rate increased from March 31, 2019 to March 31, 2020 as a result of the increase in operational and committed capacity during the period and greenshoe committed capacity.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide with the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity shareholders over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for used/in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use Cash Flows to Equity both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. Our new management believes that CFe provides additional insights into our cash generation capabilities as this metric is widely used by analysts and investors to value our business.

We have disclosed CFe for our operational assets on a consolidated basis, which is not the Cash from operations of the Company on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into Operational Assets and Others, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our Operational Assets, as the Projects which had commenced operations on or before the year ended March 31, 2020, (as provided in Item 5: operating and financial review and prospects - Power Purchase Agreement summary in this form 20F). The operational assets represent the MW operating as on the date.

We define Others as the project SPV’s which are under construction, or under development - as provided in the Power Purchase Agreement table in this Form 20-F, Corporate which includes our three Mauritius entities, the other than projects covered under operational assets, as well as, a company incorporated in the U.S.A. and other remaining entities under the group.

We define debt amortization as the current portion of the long-term debt which has been repaid during as part of periodic debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortization of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Operating profit before changes in working capital” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Following is the CFe computation for the current periods:

	For the year ended				For the year ended
	March 31, 2019				March 31, 2020
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Sale of power	9,926		—	9,926	12,958		—	12,958	171.9
Cost of operations	869		—	869	1,146		—	1,146	15.2
General and administrative	1,314		779	535	2,434		1,292	1,142	15.1
Depreciation and amortization	2,137		23	2,114	2,860		52	2,808	37.2
Operating income	5,606		(802)	6,408	6,518		(1,344)	7,862	104.4
Interest expense, net	5,022		227	4,795	7,962		453	7,509	99.6
Other income	(148)		(130)	(18)	(108)		(69)	(39)	(0.5)
Loss on foreign currency exchange, net	441		181	260	512		96	416	5.5
Profit before Income Tax	291		(1,080)	1,371	(1,848)		(1,824)	(24)	(0.2)
Add: Depreciation and amortization	2,137		23	2,114	2,860		52	2,808	37.2
Add: Foreign exchange loss, net	441		181	260	512		96	416	5.5
Add: Amortization of debt financing costs	267		89	178	709		319	390	5.2
Add: Other items from Statement of Cash Flows (1)	134		(48)	182	944		188	756	10.0
Less: Cash paid for income taxes	(615)		(131)	(484)	(697)		(208)	(489)	(6.5)
Less: Debt amortization (2)	(808)		—	(808)	(620)		—	(620)	(8.2)
Less: Maintenance capital expenditure (3)	—		—	—	—		—	—	—
CFe	1,847	(4)	(966)	2,813	1,860	(4)	(1,377)	3,237	43.0

(1)

Other items from the Statement of Cash Flows. Other items include: loss on disposal of property plant and equipment of INR 55 million and INR 52 million, share based compensation of INR 83 million and INR 186 million, realized gain on investment of INR 148 million and INR 108 million, non-cash rent expense of INR 81 million and INR 193 million, allowance for doubtful debts of INR 40 million and INR 303 million, loan repayment charges of INR Nil and INR 282 million and ARO accretion of INR 23 million and INR 36 million for the year ended March 31, 2019 and March 31, 2020 respectively.

(2)

Debt Amortization: Repayments of term and other loans during the period ended March 31, 2020, was INR 32,827 million (refer to the Statement of Cash Flows) which includes INR 32,207 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 620 million (US$ 8.2 million). Repayments of term and other loans during the period ended March 31, 2019, was INR 3,786 million (refer to the Statement of Cash Flows) which includes INR 2,978 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 808 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP cash from Operating Activities:

	For the year ended March 31, 2019	For the year ended March 31, 2020
CFe (Non-GAAP)	1,847	1,860
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in current assets and liabilities as per statement of cash flows	(1,520)	(39)
Current income taxes	(660)	(340)
Prepaid lease payments and employee benefits	11	(548)
Amortization of hedging costs	1,037	1,428
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	808	620
Cash taxes paid	615	697
Cash from Operating Activities (GAAP)	2,138	3,678

Components of Results of Operations

Operating Revenue

Operating revenue consists of solar energy sold to customers under long term PPAs, which generally have a term of 25 years. We have one customer for each solar power plant. Our customers are Government of India, power distribution companies and, to a lesser extent, commercial and industrial enterprises.

We recognize revenue on PPAs when the solar power plant generates power and it is supplied to the customer in accordance with the respective PPA. Revenue is recognized in each period based on the volume of solar energy supplied to the customer at the price stated in the PPA, once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts we supplied are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted plant load factors, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2020, the adjustments have not been significant. The difference between the actual billing and revenue recognized is recorded as deferred revenue.

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

Depreciation and Amortization

Depreciation and amortization expense are recognized using the straight-line method over the estimated useful life of our solar power plants and other assets. Leasehold improvements related to solar power plants are amortized over the shorter of the lease term or the underlying period of the PPA for that particular solar power plant. Leasehold improvements related to office facilities are amortized over the shorter of the lease period or the estimated useful life. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

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

Other income

Other income primarily consists of gain on sale of investments in mutual funds.

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

We also enter into foreign currency option contracts to mitigate and manage the risk of changes in foreign exchange rates on our borrowings denominated in currencies other than our functional currency. Some of these hedges do not qualify as cash flow hedges under Accounting Standards Codification, or “ASC”, Topic 815, “Derivatives and Hedging.” Changes in the fair value of these option contracts are recognized in the consolidated statements of operations and are included in loss on foreign currency exchange.

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

As of March 31, 2019, and 2020, we had net deferred tax assets of INR 2,407 million and INR 2,205 million (US$ 29.2 million), respectively, and net deferred tax liabilities of INR 2,054 million and INR 2,622 million (US$ 34.8 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2019, and 2020, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance as on March 31, 2019 and 2020 were INR 328 million and INR 217 million (US$ 2.9 million), respectively.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore, we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2020, we are claiming tax holiday benefits for three of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and published in the Gazette of India on December 12, 2019. The amendment provides an option for the companies to opt for a reduced corporate tax rate of 22% provided they do not claim certain tax benefits under the Income Tax Act. The Company has opted for the reduced tax rate for the subsidiaries which are not eligible for deduction under section 80IA of the Income Tax Act. Further, new domestic Companies incorporated on or after October 1, 2019 making fresh investment in manufacturing can opt for an option to pay income-tax at the rate of 15%. This benefit is available to companies which do not avail any exemption/incentive and commences their production on or before March 31, 2023. Also, such companies shall not be required to pay Minimum Alternate Tax.

AZI and a subsidiary provide EPC services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. The Company started recording Deferred Tax Asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by AZI and the subsidiary. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in a complete reversal of tax expense on such inter-company transactions. Accordingly, while we may not be profitable, we report income tax expense / benefit that may fluctuate from period to period. Further, these EPC services by AZI and a subsidiary to other group subsidiaries were provided up to December 2019 only. Subsequent to December 2019, all subsidiaries are managing these EPC services by themselves with dedicated team of field-service engineers, technicians and other employees. However, for the rooftop business, the Company is continuing with the earlier model of EPC services.

Contracts Designated as Cashflow Hedges for Solar Green Bonds

We have issued U.S. dollar denominated 5.65% Solar Green Bonds in September, 2019 and 5.5% Solar Green Bonds in August 2017 (“Green Bonds”) respectively, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of project level debt of certain projects in India and for growth capital in certain projects under construction, in the form of intercompany Non-Convertible Debentures (“NCD”) and External Commercial Borrowings (“ECB’s”) denominated in INR. The exchange rate risk on the proceeds invested from the Green Bonds are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “option contracts”). We have designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as—notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with ASC Topic 815— Derivatives and Hedging. Fair value of the hedge at the time of inception of the contract was nil and the cost of the hedge is recorded as an expense over the period of the contract on a straight-line basis. Changes in fair value of the option contracts designated as cash flow are recorded in Other Comprehensive Income/(Loss), net of tax, until the hedge transactions occur. We evaluate hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on a quarterly basis. We test the effectiveness of the hedge relationship on a quarterly basis and the hedge was effective as of March 31, 2020.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", including certain transitional guidance and subsequent amendments including amendments to presentation and disclosure guidance within ASU 2019-04 (collectively, "ASU 2017-12"). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The Company early adopted the guidance under ASU 2017-12 during the year ending March 31, 2018 and designated certain option contracts entered during the period as cash flow hedges. The Company classifies the option contracts as cash flow hedge and undesignated contracts.

We used the derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange option contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange option contracts as Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts. Fair value of the hypothetical derivative is computed based on the above inputs from Bloomberg or other reputed banks.

	March 31, 2019 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	499.6	—	2,220	32.1

	March 31, 2020 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	849.7	—	6,177	81.9

A. Results of Operations

Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for the fiscal year ended March 31, 2020. The rate used for this translation is INR 75.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2020, which is the last available rate in the period of reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

	Fiscal Year Ended March 31,
	2018	2019	2020	2020
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$)
	(in million except for per share amounts)
Operating revenues:
Sale of power	7,701	9,926	12,958	171.9
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	692	869	1,146	15.2
General and administrative	1,188	1,314	2,434	32.3
Depreciation and amortization	1,883	2,137	2,860	37.9
Total operating costs and expenses:	3,763	4,320	6,440	85.4
Operating income	3,938	5,606	6,518	86.5
Other expense, net:
Interest expense, net	5,335	5,022	7,962	105.6
Other income	(167)	(148)	(108)	(1.4)
Loss on foreign currency exchange, net	46	441	512	6.7
Total other expenses, net	5,214	5,315	8,366	110.9
Profit / (loss) before income tax	(1,276)	291	(1,848)	(24.4)
Income tax benefit / (expense)	253	(153)	(489)	(6.5)
Net profit / (loss)	(1,023)	138	(2,337)	(30.9)
Less: Net (loss) / profit attributable to non-controlling interest	(202)	60	(68)	(0.9)
Net profit / (loss) attributable to APGL	(821)	78	(2,269)	(30.0)
Accretion to redeemable non-controlling interest	(6)	—	—	—
Net profit / (loss) attributable to APGL equity Shareholders	(827)	78	(2,269)	(30.0)
Net earnings / (loss) per share attributable to APGL equity stockholders
Basic	(31.84)	2.37	(52.71)	(0.70)
Diluted	(31.84)	2.31	(52.71)	(0.70)
Shares used in computing basic and diluted per share amounts:
Weighted average shares
Basic	25,974,111	33,063,832	43,048,026	43,048,026
Diluted	25,974,111	33,968,127	43,048,026	43,048,026

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2020

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2020 increased by INR 3,032 million, or 30.5%, to INR 12,958 million (US$ 171.9 million) compared to fiscal year ended March 31, 2019. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2020 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2019 and 2020. These include Uttar Pradesh 3, Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 projects solar power projects, which commenced operation during fiscal year 2019 and contributed incremental operating revenue of INR 43 million, INR 86 million, INR 1,012 million, and INR 607 million respectively, in fiscal year 2020. In addition, Rajasthan 5 and Maharashtra 3 projects commenced their operations during the year ended March 31, 2020 and contributed incremental operating revenue of INR 773 million and INR 429 million respectively. The balance of the increase in revenue was from the commencement of operations of certain rooftop projects.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2020 increased by INR 277 million, or 31.9%, to INR 1,146 million (US$ 15.2 million), compared to the fiscal year ended March 31, 2019, and remained consistent at 8.8% of revenue recognized during the respective periods in both years.

The increase was primarily due to an increase in plant maintenance cost related to newly operational projects and partial commissioned projects during the previous fiscal year 2019, by INR 140 million, an increase in land development charges of INR 90 million and an increase in payroll related expenses of INR 28 million.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2020 increased by INR 1,120 million, or 85.2%, to INR 2,434 million (US$ 32.3 million) compared to the fiscal year ended March 31, 2019. The higher general and administrative expenses included INR 273 million due to higher payroll charges related to management transition (including remuneration to new management), INR 169 million related to the grant of stock appreciation rights to our Company’s CEO and COO, INR 235 million on account of impact of additional leases, INR 196 million on account of provision for doubtful receivables, INR 62 million on account of provision for doubtful advances and INR 125 million for interest charges on safeguard duty on import of modules.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2020 increased by INR 723 million, or 33.8%, to INR 2,860 million (US$ 37.9 million) compared to the fiscal year ended March 31, 2019. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2020. These projects include the Rajasthan 5 project which contributed in additional depreciation of INR 228 million. Further, plants which commissioned commercial operation in fiscal year 2019, contributed additional depreciation expense, which include Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 solar power projects which contributed an incremental depreciation expense of INR 2 million, INR 270 million and INR 131 million respectively, in fiscal year 2020.

Interest Expense, Net

Net interest expense during the fiscal year ended March 31, 2020 increased by INR 2,940 million, or 58.5%, to INR 7,962 million (US$ 105.6 million) compared to the fiscal year ended March 31, 2019. The increase in net interest expense was primarily due to interest expense (net) of INR 1,988 million on borrowing related to new projects, charges of INR 584 million related to settlement of existing loans from the proceeds of our issuance of Green Bonds issued and refinancing of existing loans and lower interest income of INR 368 million on account of lower free cash available during the year ended March 31, 2020. The new projects include the Uttar Pradesh 3, Andhra Pradesh 3, Karnataka 4 and Assam projects.

Other Income

Other Income during the fiscal year ended March 31, 2020 decreased by INR 40 million (US$ 0.5 million) during the year ended March 31, 2020 to INR 108 million (US$ 1.4 million) as compared to the fiscal year ended March 31, 2019. The lower income is primarily on account of lower investment in mutual funds due to lower free cash available during the year ended March 31, 2020.

Loss on Foreign Currency Exchange

The foreign exchange loss during the fiscal year ended March 31, 2020 increased by INR 71 million (US$ 0.9 million) to a loss of INR 512 million (US$ 6.7 million) compared to the fiscal year ended March 31, 2019.

The Indian rupee depreciated against the U.S. dollar by INR 6.23 to US$ 1.00, or 9.0%, during the period from March 31, 2019 to March 31, 2020. This depreciation during the period from March 31, 2019 to March 31, 2020 resulted in an increase in unrealized foreign exchange loss of INR 32 million (US$ 0.4 million) on foreign currency loans, an increase in loss of INR 104 million (US$ 1.4 million) on foreign currency option contracts used to hedge the foreign currency exposure and a decrease in other foreign exchange loss of INR 65 million (US$ 0.9 million).

Income Tax Expense

Income tax expense increased during the fiscal year ended March 31, 2020 by INR 336 million to an income tax expense of INR 489 million (US$ 6.5 million), compared to fiscal year ended March 31, 2019, the details of which are summarized below.

	Year ended March 31, (in millions)
	2018	2019	2020	2020
	INR	INR	INR	US$
Current tax expense/(benefit)	(117)	128	120	1.6	*
Withholding Tax on interest on restricted group debt	133	192	258	3.4
Deferred income tax expense/(benefit)	(269)	(167)	111	1.5
Total	(253)	153	489	6.5

*	Current tax on profit before tax.

The current income tax expense for the fiscal year ended March 31, 2020 was INR 378 million, which increased by INR 58 million compared to fiscal year ended March 31, 2019. The effective income tax rate during the year ended March 31, 2020 was higher in the current period due to inclusion of withholding tax on restricted group debt, which are a cheaper source of financing, (even after including withholding tax).

During the fiscal year ended March 31, 2020, we recorded an Indian deferred tax expense of INR 111 million, whereas for the fiscal year ended March 31, 2019, we recorded an Indian deferred tax benefit of INR 167 million. This change was primarily attributable to reversal of temporary timing difference between the book and tax basis of our assets and liabilities. We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we have only been profitable in fiscal year 2019, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. The Company started recording deferred tax asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. This decrease was primarily attributable to adoption of a new accounting standard on “Intra-entity transfer of assets”, resulting in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period); however, the exemption is available only to the projects completed on or before March 31, 2017. We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

Our tax expenses are further described in Note 13—Income Taxes to our consolidated financial statements included in this annual report.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Operating Revenue

Operating revenues during the fiscal year ended March 31, 2019 increased by INR 2,225 million, or 28.9%, to INR 9,926 million (US$ 143.5 million) compared to fiscal year ended March 31, 2018. The principal reasons for the increase in revenue during the fiscal year ended March 31, 2019 was the incremental revenue from projects that commenced operations at various dates during fiscal year 2018 and 2019. These include Andhra Pradesh 2, Uttar Pradesh 2 and Telangana 1 solar power projects, which commenced operation during fiscal year 2018 and contributed incremental operating revenue of INR 274 million, INR 157 million, and INR 718 million, respectively, in fiscal year 2019. In addition, Uttar Pradesh 3, Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 projects commenced their operations during the year ended March 31, 2019 and contributed incremental operating revenue of INR 214 million, INR 314 million, INR 284 million and INR 35 million respectively, the balance increase in revenue is from commencement of operations of certain rooftop projects.

Please refer to Note 2 (q) of our consolidated financial statements as of and for the year ended March 31, 2019 for details on the adoption of ASC Topic 606, “Revenue from Contracts with Customers on revenue.” Accordingly, these numbers are not comparable to the extent of ASC 606, adjustments.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the fiscal year ended March 31, 2019 increased by INR 177 million, or 25.6%, to INR 869 million (US$ 12.6 million), compared to the fiscal year ended March 31, 2018, and remained consistent at 8.8% of revenue recognized during the respective periods in both the years. The increase was primarily due to increase in plant maintenance cost related to newly operational projects and partial commissioned projects during previous fiscal year 2018, by INR 90 million, an increase in leasehold rent of INR 32 million primarily resulting from increased leased land in connection with our new projects, and an increase in payroll related expenses of INR 41 million.

General and Administrative Expenses

General and administrative expenses during the fiscal year ended March 31, 2019 increased by INR 126 million, or 10.6%, to INR 1,314 million (US$ 19.0 million), compared to the fiscal year ended March 31, 2018. This was primarily due to an increase in payroll expenses of INR 106 million and lease rent expenses in relation to projects under construction of INR 72 million. The increase in general and administrative expenses was lower than the increase in revenue as a result of the economies of scale.

Depreciation and Amortization

Depreciation and amortization expenses during the fiscal year ended March 31, 2019 increased by INR 254 million, or 13.5%, to INR 2,137 million (US$ 30.9 million), compared to the fiscal year ended March 31, 2018. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during fiscal year 2019. These projects include the Uttar Pradesh 3, Andhra Pradesh 3, Gujarat 2 and Karnataka 4.1 and 4.2 projects and contributed in additional depreciation of INR 64 million, INR 68 million, INR 80 million and INR 8 million respectively. Further, plants which commissioned commercial operation in fiscal year 2018, contributed additional depreciation expense, which include Uttar Pradesh 2 and Telangana 1 solar power projects and contributed incremental depreciation expense of INR 21 million, and INR 128 million, respectively, in fiscal year 2019.

Please refer Note 2 (i) of our consolidated financial statements as of and for the year ended March 31, 2019 for details on change in useful life of our utilities project.

Interest Expense, Net

Interest expense during the fiscal year ended March 31, 2019 increased by INR 109 million, or 1.9%, to INR 5,953 million (US$ 86.1 million) compared to the fiscal year ended March 31, 2018, primarily on account of financing for newer projects that commenced operations during fiscal year ended March 31, 2019. These projects include the Uttar Pradesh 3, Andhra Pradesh 3 and Karnataka 4 projects.

Interest income during the fiscal year ended March 31, 2019 increased by INR 422 million or 83.3%, to INR 932 million (US$ 13.5 million) compared to the fiscal year ended March 31, 2018 primarily as a result of an increase in term deposits placed during the fiscal year.

Other Income

Other Income during the fiscal year ended March 31, 2019 decreased by INR 19 million (US$ 0.3 million) during the year ended March 31, 2019 to INR 148 million (US$ 2.1 million) as compared to the fiscal year ended March 31, 2018. The lower income is primarily on account of lower investment in mutual funds due to lower free cash available during the year ended March 21, 2019.

Loss on Foreign Currency Exchange

The foreign exchange loss during the fiscal year ended March 31, 2019 increased by INR 395 million to a loss of INR 441 million (US$ 6.4 million) compared to the fiscal year ended March 31, 2018.

The Indian rupees depreciated against the U.S. dollar by INR 4.1 to US$ 1.00, or 6.3%, during the period from March 31, 2018 to March 31, 2019. This depreciation during the period from March 31, 2018 to March 31, 2019 resulted in an increase in unrealized foreign exchange loss of INR 214 million (US$ 3.1 million) on foreign currency loans, a decrease in an unrealized loss of INR 24 million (US$ 0.4 million) on foreign currency option contracts used to hedge the foreign currency exposure. We recorded realized gains on foreign currency option contracts and foreign currency loans, which were settled during fiscal year ended March 31, 2019 of INR 48 million (US$ 0.7 million).

The realized loss on foreign currency exchange was INR 193 million (US$ 2.8 million) and the unrealized loss on foreign exchange was INR 227 million (US$ 3.3 million) during the fiscal year ended March 31, 2019. Refer Note 15 of financial statements.

Income Tax Expense

Income tax expense increased during the fiscal year ended March 31, 2019 by INR 406 million to an income tax expense of INR 153 million, (US$ 2.3 million), compared to fiscal year ended March 31, 2018, the details of which are summarized below:

	Year ended March 31, (in millions)
	2017	2018	2019	2019
	INR	INR	INR	US$
Current tax expense/(benefit)	509	(117)	128	1.9*
Withholding Tax on interest on restricted group debt	—	133	192	2.8
Deferred income tax expense/(benefit)	383	(269)	(167)	(2.4)
Total	892	(253)	153	2.3

*	Current tax on profit before tax.

For the fiscal year ended March 31, 2019, the statutory income tax rate as per the Income Tax Act, 1961 is 34.61%. The current income tax expense for the fiscal year ended March 31, 2019 was INR 320 million, which increased from INR 16 million for the fiscal year ended March 31, 2018. The effective income tax rate during the year ended March 31, 2019 was higher in the current period due to inclusion of withholding tax on restricted group debt, which are a cheaper source of financing, (even after including withholding tax).

During the fiscal year ended March 31, 2019, we recorded an Indian deferred tax benefit of INR 167 million, whereas for the fiscal year ended March 31, 2018, we recorded an Indian deferred tax benefit of INR 269 million. This change was primarily attributable to reversal of temporary timing difference between the book and tax basis of our assets and liabilities.

We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we were only profitable in fiscal year 2019, AZI and certain Indian and non-Indian subsidiaries at the individual entity level have generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. The Company started recording deferred tax asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. This decrease was primarily attributable to adoption of a new accounting standard on “Intra-entity transfer of assets”, resulting in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period); however, the exemption is available only to the projects completed on or before March 31, 2017. We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

Our tax expenses are further described in Note 13—Income Taxes to our consolidated financial statements included in this annual report.

B. Liquidity and Capital Resources

Our Company does not generate cash from operations in order to fund its expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion on our ability to issue and receive dividends, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information”

Our principal liquidity requirements are to finance current operations, service our debt and support our growth in India. We will continue to use capital in the future to finance the construction of solar power plants. Historically, our operations largely relied on project-level long term borrowings, proceeds from issuance of compulsorily convertible preferred shares and compulsorily convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this annual report may also significantly impact our liquidity.

Liquidity Position

As of March 31, 2020, our liquid assets totaled INR 9,792 million (US$ 129.9 million), which was comprised of cash and cash equivalents. As of March 31, 2020, we carried cash and cash equivalent of INR 9,458 million (US$ 125.5 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2020, we have such undrawn commitments amounting to INR 19,360 million (US$ 256.8 million) under project-level financing arrangements.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2020 consist of project financing arrangements and other borrowings. For a full discussion of the Liquidity risks to our business associated with the COVID-19 pandemic, see “Risks to our Business related to the COVID-19 pandemic”.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2020:

	Outstanding principal Amount (in millions)
Name of project	INR	US$	Type of Interest	Currency	Maturity Date (1)
Andhra Pradesh 1	2,508	33.3	Fixed	INR	2022
Bihar 1	439	5.8	Fixed	INR	2022
Gujarat 1	928	12.3	Fixed	INR	2022
Karnataka 1	528	7.0	Fixed	INR	2022
Karnataka 3.1	1,383	18.3	Fixed	INR	2022
Karnataka 3.2	1,430	19.0	Fixed	INR	2022
Karnataka 3.3	6,545	86.8	Fixed	INR	2022
Punjab 1	174	2.3	Fixed	INR	2022
Punjab 2	1,699	22.5	Fixed	INR	2022
Punjab 4	5,810	77.1	Fixed	INR	2022
Rajasthan 3.1	867	11.5	Fixed	INR	2022
Rajasthan 3.2	1,699	22.5	Fixed	INR	2022
Rajasthan 3.3	1,805	23.9	Fixed	INR	2022
Rajasthan 4	236	3.1	Fixed	INR	2022
Telangana 1	4,610	61.1	Fixed	INR	2022
Uttar Pradesh 1	514	6.8	Fixed	INR	2022
Gujarat 2	9,188	121.9	Fixed	INR	2024
Maharashtra 3	5,238	69.5	Fixed	INR	2024
Karnataka 4	3,934	52.2	Fixed	INR	2024
Maharashtra 1.1 & 1.2	325	4.3	Fixed	INR	2024
Uttar Pradesh 3	1,778	23.6	Fixed	INR	2024
Andhra Pradesh 3	2,179	28.9	Fixed	INR	2024
Punjab 3.1 and 3.2	1,219	16.2	Fixed	INR	2024
Chhattisgarh 1.1,1.2 & 1.3	1,296	17.2	Floating	INR	2029
Rajasthan 1	475	6.3	Fixed	INR	2031
Rajasthan 2	3,086	40.9	Fixed	US$	2031
Karnataka 2	430	5.7	Floating	INR	2032
Andhra Pradesh 2	5,335	70.8	Floating	INR	2036
Uttar Pradesh 2	2,110	28.0	Floating	INR	2037
Rajasthan 5	5,753	76.3	Mixed	INR	2038
Assam	1,000	13.3	Floating	INR	2039
Rooftop Projects (4)	3,454	45.9	Mixed	INR/US$	2022-2031
Total Amount	77,975 (2) (3)	1,034.3

(1)

This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.

(2)	This amount is presented in the financials as, net of ancillary cost of borrowing of INR 1,145 million (US$ 15.2 million).
(3)

Further, non-project level debt of INR 11,303 million (US$ 149.9 million) and working capital loans for INR 1,731 million (US$ 23.0 million), are excluded from the above table. The non-project level debt balance includes INR 8,653 million (US$ 114.8 million) of foreign exchange impact on project debt against which the company has taken a hedge.

(4)	Rooftop Projects includes Delhi Rooftop 4, Gujarat rooftop, Punjab Rooftop 2, Railway 1 and SECI 50.

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

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance and the working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of March 31, 2020, refer to Contractual Obligations and Commercial Commitments included elsewhere in this in this annual report.

Capital Expenditures

As of March 31, 2020, we operated 43 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,808 MWs. As of such date, we were also constructing projects with a combined rated capacity of 707 MWs and had an additional 4,600 MWs of projects committed.

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and
(ii)	Working capital spent for building a pipeline of projects for the coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 18,321 million (US$ 243.6 million) for the fiscal year ended March 31, 2020, primarily for construction of Assam 1, Rajasthan 6, Rajasthan 5, Maharashtra 3, Gujarat 2 and Karnataka 4.1 and 4.2.

Cash Flow Discussion

We also use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

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

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2019	2020		Change
	INR	INR	US$	INR
	(In millions)
Cash flow data
Net cash provided by operating activities	2,138	3,678	49.2	1,540
Net cash used in investing activities	(26,053)	(18,256)	(242.7)	7,797
Net cash provided by financing activities	26,887	16,146	214.3	(10,741)

Operating Activities

During the fiscal year ended March 31, 2020, we generated INR 3,678 million (US$ 49.2 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during the fiscal year ended March 31, 2020 of INR 2,337 million increased by non-cash items including a derivative instrument of INR 1,428 million, depreciation and amortization of INR 2,860 million, allowance for doubtful accounts of INR 303 million and deferred income taxes of INR 149 million, offset by realized gain on investments of INR 108 million, in addition to changes in working capital including, an INR 164 million increase in other liabilities, an INR 340 million increase in deferred revenue, an INR 247 million decrease in prepaid expenses and other current assets, an INR 335 million increase in other assets primarily resulting from prepaid income taxes and interest receivable on term deposits and INR 699 million increase in interest payable offset by an INR 1,390 million increase in accounts receivable.

During the fiscal year ended March 31, 2019, we generated INR 2,138 million of cash from operating activities. This cash generated from operating activities primarily resulted from a net profit during the fiscal year ended March 31, 2019 of INR 138 million increased by non-cash items including cashflow hedge of INR 1,037 million and depreciation and amortization of INR 2,137 million, offset by deferred income taxes of INR 508 million, a realized gain on investments of INR 148 million, in addition to changes in working capital including, a INR 532 million increase in other liabilities, an INR 399 million increase in deferred revenue, offset by an INR 1,124 million increase in accounts receivable, and an INR 991 million increase in prepaid expenses and other current assets primarily resulting from prepaid income taxes and debt financing cost and interest receivable on term deposits and INR 301 million decrease in interest payable.

Investing Activities

During the fiscal year ended March 31, 2020, we utilized INR 18,256 million (US$ 242.7 million) in our investing activities. This cash outflow was primarily due to INR 18,321 million (US$ 243.0 million) incurred to purchase property, plant and equipment primarily related to the construction of our following projects Assam 1, Rajasthan 6, Rajasthan 5, Maharashtra 3, Gujarat 2 and Karnataka 4.1 and 4.2, offset by a net sale of INR 108 million (US$ 1.4 million) of available-for-sale current investments.

During the fiscal year ended March 31, 2019, we utilized INR 26,053 million in our investing activities. This cash outflow was primarily due to INR 26,029 million incurred to purchase property, plant and equipment primarily related to the construction of our following projects Gujarat 2, Andhra Pradesh 3, Uttar Pradesh 3, Karnataka 4 and Rajasthan 5, offset by a net sale of INR 1,497 million of available-for-sale non-current investments. Further, we paid INR 1,474 million, to purchase the 48.37% ownership interest in a subsidiary, with a 150 MWs Punjab project, which was not held by the Company previously.

Financing Activities

During the fiscal year ended March 31, 2020, we generated INR 16,146 million (US$ 214.3 million) from financing activities. This cash inflow was primarily due to issuance of Green Bonds for INR 24,400 million (US$ 323.7 million), new loan proceeds of INR 19,538 million (US$ 259.2 million) for our Uttar Pradesh 3, Andhra Pradesh 3 and Karnataka 4 projects and certain rooftop solar power plants and private placement for issuance of 6,493,506 equity shares at US$ 11.55 per share to Caisse de depot et placement du Quebec, from which we raised INR 5,317 million (US$ 70.5 million) offset by repayment of term loan amounting to INR 32,827 million (US$ 435.4 million), which includes INR 1,058 million (US$ 14.0 million) paid towards hedging costs for Green Bonds and an INR 282 million (US$ 3.7 million) decrease due to loan prepayment charges.

During the fiscal year ended March 31, 2019, we generated INR 26,887 million from financing activities. This cash inflow was primarily due to issuance of 14,915,542 shares at US$ 12.50 per share, in a Follow-on Public Offering (“FPO”) from which we raised INR 13,637 million, issuance of Non-Convertible Debentures for INR 1,478 million and new loan proceeds of INR 15,558 million for our Gujrat 2, Karnataka 4 and Rajasthan 5 projects offset by repayment of term loan amounting to INR 3,786 million, which includes INR 1,305 million paid towards hedges for Green Bonds.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2018	2019		Change
	INR	INR	US$	INR
	(In millions)
Cash flow data
Net cash provided by (used in) operating Activities	1,857	2,138	30.9	281
Net cash used in investing activities	(18,066)	(26,053)	(376.7)	(7,987)
Net cash provided by financing activities	16,816	26,887	388.8	10,071

Operating Activities

During the fiscal year ended March 31, 2019, we generated INR 2,138 million of cash from operating activities. This cash generated from operating activities primarily resulted from a net profit during the fiscal year ended March 31, 2019 of INR 138 million increased by non-cash items including cashflow hedge of INR 1,037 million and depreciation and amortization of INR 2,137 million, offset by deferred income taxes of INR 508 million, a realized gain on investments of INR 148 million, in addition to changes in working capital including, a INR 532 million increase in other liabilities, an INR 399 million increase in deferred revenue, offset by an INR 1,124 million increase in accounts receivable, and an INR 991 million increase in prepaid expenses and other current assets primarily resulting from prepaid income taxes and debt financing cost and interest receivable on term deposits and INR 301 million decrease in interest payable.

During the fiscal year ended March 31, 2018, we generated INR 1,858 million of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during the fiscal year ended March 31, 2018 of INR 1,022 million reduced by non-cash items including amortization of deferred finance costs of INR 748 million, onetime prepayment charges on loans of INR 676 million, cashflow hedge of INR 575 million and depreciation and amortization of INR 1,882 million, offset by deferred income taxes of INR 655 million, a net foreign exchange gain of INR 102 million, in addition to changes in working capital including, a INR 83 million decrease in other liabilities, an INR 179 million increase in deferred revenue, an INR 1,031 million increase in interest payable, an INR 141 million increase on account of other assets, an INR 124 million increase in accounts payable, offset by an INR 1,169 million increase in accounts receivable, and an INR 642 million increase in prepaid expenses and other current assets primarily resulting from options premiums paid in connection with our options contracts, prepaid income taxes and debt financing cost and interest receivable on term deposits.

Investing Activities

During the fiscal year ended March 31, 2019, we utilized INR 26,053 million in our investing activities. This cash outflow was primarily due to INR 26,030 million incurred to purchase property, plant and equipment primarily related to the construction of our following projects Gujarat 2, Andhra Pradesh 3, Uttar Pradesh 3, Karnataka 4 and Rajasthan 5, offset by a net sale of INR 1,498 million of available-for-sale non-current investments. Further, we paid INR 1,474 million, to purchase the 48.37% ownership interest in a subsidiary, with a 150 MWs Punjab project, which was not held by the Company previously.

During the fiscal year ended March 31, 2018, we utilized INR 18,066 million in our investing activities. This cash outflow was primarily due to INR 19,648 million incurred to purchase property, plant and equipment primarily related to the construction of our Andhra Pradesh 2, Uttar Pradesh 2, Telangana 1, Uttar Pradesh 3, Andhra Pradesh 3, Delhi Rooftop 4, Odisha Rooftop 1, Indian Railways Rooftop 1, SECI Rooftop 1, Delhi Rooftop 5, and Decathlon projects, offset by a net sale of INR 2,015 million of available-for-sale non-current investments.

Financing Activities

During the fiscal year ended March 31, 2019, we generated INR 26,887 million from financing activities. This cash inflow was primarily due to issuance of 14,915,542 shares at US$ 12.50 per share, in a Follow-on Public Offering (“FPO”) from which we raised INR 13,637 million, issuance of Non-Convertible Debentures for INR 1,478 million and new loan proceeds of INR 15,558 million for our Gujarat 2, Karnataka 4 and Rajasthan 5 offset by repayment of term loan amounting to INR 3,786 million, which includes INR 1,305 million paid towards settling hedging parties in Green Bonds.

During the fiscal year ended March 31, 2018, we generated INR 16,816 million from financing activities. This cash inflow was primarily due to the issuance of Green Bonds for INR 31,260 million, issuance of Non-Convertible Debentures for INR 1,865 and new loan proceeds of INR 10,683 million for our Maharashtra 1.1 and 1.2 Uttar Pradesh 2, Uttar Pradesh 3, Andhra Pradesh 3 and certain rooftop solar power plants, offset by repayment of term loan using the Solar Green Bond proceeds for INR 26,397 million in Punjab 1, Punjab 2, Gujarat 1, Uttar Pradesh 1, Karnataka 1, Rajasthan 3, Rajasthan 4, Bihar 1, Andhra Pradesh 1, Karnataka 3, Punjab 4, and Telangana 1 solar power projects.

C. Research and Development, Patents and Licenses

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of March 31, 2020, we had one patent that had been published and seven patents filed. The patent applications include, real time and pre-paid solar power module, manual solar tracking system, thin film photovoltaic mounting assembly, the NOCC, generating electricity by reutilizing water used for cooling photovoltaic cells, a system for cleaning and cooling an array of solar panels, system for power generation and scheduling and AEINA-Android App to monitor and capture the data of all the rooftop projects.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

COVID-19 update

The World Health Organization (“WHO”) declared the Corona Virus Disease (COVID-19) as a global pandemic. Our plants have remained fully operational as electricity generation is designated as an essential service in India. We have been receiving regular payments towards electricity supplied from most of our customers in normal course and there has only been minor curtailment of our plants. The Government of India has taken additional measures to ensure payment security for Renewable Energy projects during the recent months. Though the government has effective June 01, 2020, has relaxed most of the restriction, operations will take some time before they come to normal.

Our liquidity position remains sufficient to continue normal operations through at least the end of fiscal year ending March 31, 2021. As of May 31, 2020, our unrestricted cash and cash equivalents were approximately INR 7,900 million (US$ 104.8 million). To further bolster liquidity, we are exploring working capital lines and revolving credit lines with domestic and international financial institutions.

Financing for our 1,290 MWs of under construction projects remain on schedule. The Assam 1 (90 MW) and Rajasthan 6 (SECI 600 MW) projects have debt funding in place.

Our plants under construction stopped activity during due to the Government of India “lock down” directive but have resumed construction since end of April 2020. We currently expect some delays in completion of projects under construction but expect our counterparties for these plants to recognize our force majeure claim and we do not expect to incur any penalty from delays related to COVID-19 for our plants under construction. We do not foresee any increase in our project costs related to COVID-19 as of date and would note that metal and module prices have recently declined due to softness in global demand.

E. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees.

We have issued irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA such outstanding guarantees are INR 3,718 million (US$ 49.3 million).

Further, INR 372 million (US$ 4.9 million) is in relation to commissioned plants which the Company expects to release within a year and INR 9 million (US$ 0.1 million) is a bank guarantee towards other commitments and bank guarantees amounting to INR 1,040 million (US$ 13.8 million) as at March 31, 2020 to meet Debt-Service Reserve Account (DSRA) requirements for outstanding loans.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2020.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR in millions)
Contractual cash obligations
Long-term debt (principal) (1)	2,338	44,445	30,979	12,266	90,028
Long-term debt (interest) (2)	5,429	10,843	6,026	6,080	28,378
Operating lease obligations	357	742	797	11,845	13,741
Purchase obligations (3)	6,298	—	—	—	6,298
Asset retirement obligations	—	—	—	741	741
Total contractual obligations	14,422	56,030	37,802	30,932	139,186
Total contractual obligations (US$)	191.3	743.2	501.4	410.3	1,846.2

(1)

The long-term debt includes project secured term loans and, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 31, 2020 as per Reserve Bank of India.

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

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but not limited to:

•	the pace of government sponsored auctions;
• • • • • • • • • • • • • • • • •

changes in auction rules;

the Indian government’s willingness to enforce Renewable Purchase Obligations, or RPOs;

permitting, development and construction of our project pipeline according to schedule;

solar radiation in the regions in which we operate;

developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

adverse changes or developments in the industry in which we operate;

our ability to maintain and enhance our market position;

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

solar power curtailments by state electricity authorities;

our ability to establish and operate new solar projects;

our ability to compete against traditional and renewable energy companies;

•	the loss of one or more members of our senior management or key employees;
•	impact of the COVID-19 pandemic and lockdowns in India and globally;
•	political and economic conditions in India;
•	material changes in the costs of solar panels and other equipment required for our operations;
•	fluctuations in inflation, interest rates and exchange rates;
•	global economic conditions;
•	disruptions in our supply chain; and
•	other risks and uncertainties, including those listed under the caption “Item 3. Key Information — D. Risk Factors.”

All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which addresses specific issues related to expected recoveries, troubled debt restructurings, accrued interest receivables and financial assets secured by collateral. In February 2020, the FASB issued ASU 2020-02, "Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842)", which amends the language in Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements, but the company shall continue to monitor the impact, since the COVID-19 situation is still evolving.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", including certain transitional guidance and subsequent amendments including amendments to presentation and disclosure guidance within ASU 2019-04 (collectively, "ASU 2017-12"). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The Company early adopted the guidance under ASU 2017-12 during the year ending March 31, 2018 and designated certain derivative contracts entered during the period as cash flow hedges. The Company classifies the derivative contracts as a cash flow hedge and undesignated contracts. ASU 2019-04 is effective for the first annual period beginning after April 25, 2019, with early adoption permitted. The Company has completed a preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 and ASU 2017-12 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,". The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company has completed a preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements but, the company shall continue to monitor the impact, since the COVID-19 situation is still evolving.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. The ASU eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 will be effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company has completed a preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides companies with optional financial reporting alternatives to reduce the cost and complexity associated with the accounting for contracts and hedging relationships affected by reference rate reform. The guidance applies to contracts that:

–	reference LIBOR or another rate that is expected to be discontinued as a result of rate reform; and
–	have modified terms that affect, or have the potential to affect, the amount and timing of contractual cash flows resulting from the discontinuance of the reference rate.

The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has completed a preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following discussion sets forth information regarding our Company’s directors and senior management as of the date of this annual report. Our Company’s Board of Directors is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

Mr. Sanjeev Aggarwal was nominated as a director by Helion Venture Partners. Mr. Barney S. Rush was nominated as a director by IFC GIF Investment Company, but his affiliation was closed with effect from August 31, 2019 and now he is an independent director of our Company. Mr. Cyril Cabanes and Mr. Deepak Malhotra were nominated by CDPQ. Additionally, Mr. Arno Harris, Dr. Rajendra Prasad Singh and Mr. Muhammad Khalid Peyrye joined our Company’s Board of Directors on May 30, 2016, October 20, 2017 and January 30, 2015, respectively as independent directors. Ms. Yung Oy Pin Lun Leung, joined as an independent director on the Board of Directors of our Company on November 08, 2019.

Name	Age	Position
Directors:
Ranjit Gupta	49	Chief Executive Officer/Managing Director
Barney S. Rush	68	Chairman of the Board of Directors
Sanjeev Aggarwal	60	Director
Arno Harris	50	Director
Cyril Sebastien Dominique Cabanes	45	Director
Rajendra Prasad Singh	71	Director
Deepak Malhotra	40	Director
Muhammad Khalid Peyrye	41	Director
Yung Oy Pin Lun Leung	53	Director
Senior Management:
Murali Subramanian	48	Chief Operating Officer
Preet Sandhu	51	Executive Vice President
Pawan Kumar Agrawal	41	Chief Financial Officer
Nathan Judge	46	Head Investor Relations
Mili Saxena	46	Head Human Resource
Kuldeep Jain	56	Head Construction
Kapil Kumar	37	Head Operation & Maintenance
Gaurang Sethi	34	Head Bidding
Samitla Subba	34	Head Policy

Directors

Ranjit Gupta joined our Company as Chief Executive Officer and Managing Director of our Company and AZI on July 2019. He has extensive experience in Renewable Energy, Thermal Power and the Oil & Gas industry with specialties in Project Management, Business Development, Bidding, and Project Finance.

Prior to Azure Power, Mr. Gupta co-founded and served as the Chief Executive Officer of Ostro Energy where he spearheaded growth through a prudent renewable energy auction strategy with an equity investment of $280 million and debt of about $900 million to build a 1,100 MWs renewables platform. Prior to Ostro, Mr. Gupta co-founded Orange Renewable where he steered a capital raise of $65 million of equity and executed renewable energy projects of 180 MWs and developed a pipeline of another 350 MWs. He has also served as the founding CEO of Indiabulls Power, leading construction of over 5,000 MWs of Thermal Power projects. Prior to this, Mr. Gupta worked at Schlumberger for 12 years in various field and management positions across various geographies. Mr. Gupta holds a Bachelor’s in Mechanical Engineering from Indian Institute of Technology, Mumbai.

Sanjeev Aggarwal has been a member of our Company’s Board of Directors since September 2015 and has been a director of AZI since November 2008. Mr. Aggarwal is a co-founder of Helion Venture Partners and has served on the boards of Amba Research, MakeMyTrip Limited and UnitedLex Corporation. Prior to Helion Venture Partners, Mr. Aggarwal was the founder and chief executive officer of Daksh. Earlier, he worked for 15 years with leading technology companies serving the domestic Indian market. Mr. Aggarwal led the strategic initiatives at Motorola India and has worked with Digital Equipment Corporation in delivering technology solutions. He has also served as the chief executive officer of 3COM India.

Barney S. Rush has been a member of our Company’s Board of Directors since January 2016. He has served on the board of ISO — New England, the electric grid and wholesale market operator for six U.S. states, since October 2013. Since November 2015, he has also been the Senior Representative of Fieldstone Africa, an investment bank raising capital for power projects in Africa. From July 2010 to December 2013, he served as an Operating Partner at Denham Capital Management, L.P., and from July 2003 to November 2009, he served as the CEO of H2Gen Innovations, Inc., a venture capital backed start-up which developed and manufactured skid-mounted hydrogen generators. In addition, Mr. Rush was Group CEO of Mirant Europe and Chairman of the Supervisory Board of Bewag, the electric utility serving Berlin, Germany, from August 1999 to May 2002. Mr. Rush holds a Bachelor’s degree in Social Studies from Harvard College and a Master’s degree in Public Affairs from Woodrow Wilson School of Princeton University.

Arno Harris has been a member of our Company’s Board of Directors since May 2016. He currently serves as chairman emeritus of the Solar Energy Industry Association and as a board member of Advanced Energy Economy Institute. He founded Recurrent Energy, LLC, in 2006 and held the position of CEO until March 30, 2015, growing it into one of North America’s largest solar project developers before selling the company to Sharp in 2010 and subsequently sold to Canadian Solar in 2015. Prior to his work at Recurrent Energy, LLC, he was CEO of Prevalent Power, Inc. and El Solutions, Inc. (now Suntech Energy Solutions) in addition to founding Novo Media Group. Mr. Harris holds a Bachelor’s degree in English Literature from the University of California, Berkeley.”.

Cyril Cabanes has been a member of our Company’s Board of Directors since December 2016. He is currently the Vice‑President, Head of Infrastructure Transactions, Asia-Pacific at CDPQ. He has over 20 years of experience across all facets of infrastructure transactions including acquisitions, financing and fundraising. This includes his term at Marubeni Corp., where he led the Asian IPP investment team in Singapore. Previously, Mr. Cabanes was Director and Portfolio Manager at Deutsche Bank, where he was responsible for acquisitions, capital raising and product development for Asia-Pacific. Prior to that, Mr. Cabanes spent 10 years in investment banking and financial markets with RBS, BNP Paribas and UBS. Mr. Cabanes holds a Masters from ESCP‑Europe and an MBA from Drexel University

Rajendra Prasad Singh has been a member of our Company’s Board of Directors since October 2017. Dr. Rajendra Prasad Singh was the former Chairman and Managing Director of Power Grid Corporation, an Indian government enterprise and India’s largest electric transmission utility. He is known for his contributions in the Indian Power Sector particularly the establishment of the national power transmission grid and modern load dispatch centers. He was responsible for restoration and normalization during various natural calamity emergencies in India. He is the recipient of many national and international awards including from the World Bank, Electric Power Research Institute (EPRI, USA), and the SCOPE Excellence Award. Dr. Singh is also a member of the Board of Directors of other reputed companies in India. He is a respected author and has published two books. He holds a Post-Graduation degree in Mechanical Engineering from Banaras Hindu University (BHU). In recognition of his contributions, he was conferred with the Degree of Doctor of Science (Honoris Causa) by BHU in 2007.

Deepak Malhotra was appointed to our Company’s Board of Directors in November, 2019. Mr. Malhotra is Director, Infrastructure, South Asia at Caisse de dépôt et placement du Québec (CDPQ). He has over 18 years of experience across all facets of infrastructure. Before joining CDPQ in 2018, Mr. Malhotra worked with International Finance Corporation (IFC), World Bank Group, where he led many debt and equity investments in the infrastructure sector. Prior to IFC, Mr. Malhotra worked with one of the leading credit rating agencies in India and in the Merchant Navy. Mr. Malhotra holds a Bachelor’s Degree from Delhi University and an MBA from Vanderbilt University.

Muhammad Khalid Peyrye has been a member of our Company’s Board of Directors since January 2015 and is one of our resident directors in Mauritius. Mr. Peyrye heads the Corporate Secretarial and Administration cluster of AAA Global Services Ltd, having joined the organization in 2007. Prior to joining AAA Global Services Ltd., Mr. Peyrye worked for several years with a leading financial services company and accountancy firm. Mr. Peyrye received his Bachelor’s degree in Law and Management from the University of Mauritius and is a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom. He has been involved extensively on company formations, company administration, corporate secretarial services, cross-border investment activities and corporate organizational transactions such as mergers and acquisitions, in addition to serving as director on the board of several companies in Mauritius. Mr. Peyrye has, in his career, been involved as Money Laundering Reporting Officer and Compliance officer of various companies involved in the financial services sector.

Yung Oy Pin (Jane) Lun Leung joined as Board of Director of our Company’s Company from November 2019, has extensive experience as a professional in the financial services sector, particularly in accounting, auditing, taxation, corporate secretarial and administration, of the United Kingdom & Mauritius. Previously she has worked with Ascough Ward Chartered Accountants, Kingston Marks Chartered Certified Accountants and Deloitte & Touche across various sectors including financing, trading, manufacturing, property, construction, engineering & PPP projects, telecommunication, mining, gaming & hospitality. She also sits on the board of several global business companies. Mrs. Lun Leung holds a Bachelor’s degree from South Bank University, London and is a Fellow Member of the Institute of Chartered Accountants in England & Wales.

Executive Officers

Murali Subramanian joined as our Company’s President from July 18, 2019. He took over the role of Chief Operating Officer from April 04, 2020. Mr. Subramanian comes with leadership experience in both structured and entrepreneurial environments in managing operations and building businesses in Energy, Power, Renewables and Infrastructure space.

Prior to Azure Power, Mr. Subramanian, co-founded and served as the Chief Operating Officer (COO) of Ostro Energy and oversaw the deployment of US$280 million of equity capital raised from the global private equity firm Actis for the development and execution of 1,100 MWs of renewable energy capacity. Prior to Ostro, Mr. Subramanian also co-founded Orange Renewable where he steered the enterprise from a start-up stage into a profitable company, together with developing and executing projects of 180 MWs of capacity. Earlier, Mr. Subramanian worked with Indiabulls Power as COO where he executed the Group’s vision and strategy to become a large IPP in the India power sector. Prior to this, Mr. Subramanian worked in Schlumberger in various field and management positions.

Mr. Subramanian holds a Bachelor’s in Electrical Engineering from Indian Institute of Technology, Mumbai and a Master’s degree in Business Administration from INSEAD, Fontainebleau, France.

Preet Sandhu is our Company’s executive vice president and heads Land, Corporate Operations and Rooftop business units at the Company. He has over 20 years of experience in civil construction and project development in regulated sectors in India with expertise in transportation, energy and land development. Mr. Sandhu manages engineering and construction for AZI’s projects.

Pawan Kumar Agrawal is our Company’s chief financial officer and leads our capital, investor relations, finance and accounts functions. Mr. Agrawal has experience in corporate and structured finance, portfolio monitoring, financial analysis, credit rating, business development and relationship management in the infrastructure sector with a special focus on renewable energy. Previously, he was the Chief Investment Officer of the Company and overlooked the capital and investment portfolios for our Company. Prior to joining our Company, Mr. Agrawal served as Group President II & Dy. Head – Corporate Finance Infrastructure Banking and National Head Renewable Energy at YES Bank Limited. Mr. Agrawal was instrumental in the issuance of India’s first Green Bond as well as India’s first IIFCL/ADB braced Partial Credit Enhanced Bond in the Indian Solar Sector. Mr. Agrawal has also worked with CRISIL, Indian-Oil and Ernst & Young.

Mr. Agrawal is a Rank holder Chartered Accountant and Cost Accountant. He holds a Master’s degree in Business Administration from Faculty of Management Studies, Delhi University, and is a Chartered Financial Analyst (CFA, USA).

Mili Saxena is our Company’s Head of Human Resources and comes with a rich experience in handling various HR roles across industry segments including IT, ITES and Airports (Infrastructure). She has led the talent, diversity and organization development at GMR Corporate. Mrs. Saxena was a significant enabler in delivering business vision at GMR Airports Ltd and embedded performance culture at Delhi International Airport Ltd. She led talent acquisition, employee relations, compensation and benefits at Keane India Ltd, Jobsahead.com and Systems America India Ltd.

Mrs. Saxena holds a Master’s degree in Business Administration with specialization in Human Resources from Jaipuria Institute and Marketing from MDS University, Ajmer and a Bachelor’s degree in English (Hons.) From Delhi University. She has undergone Management Development Program on Emerging Leadership Program sponsored by GMR.

Kuldeep Jain is our Company’s Senior Vice President of Project Development and Construction at the Company. He brings 34+ years of rich experience in the power sector. Most recently he was associated with Vikram Solar, and prior to this he has completed successful stints at Sangam Renewables, Astonfield, Lanco Solar, and Wartsila. He has handled various Solar PV projects and 3rd party EPC projects. Mr. Jain holds a degree in Electrical Engineering and has completed his Executive MBA from SP Jain Institute of Management.

Kapil Kumar is our Company’s Senior General Manager of Operations & Maintenance at the Company. Kapil brings with him 14+ years of rich experience in the energy sector. Prior to joining Azure Power, he was associated with Fortum Solar India Private Limited. Earlier he had worked with ETA Engineering and Platinum Sustainable Development International. Kapil holds a B. Tech (Mech) degree from IIT, Bombay and he is a Certified Expert for Solar Simulation from PVSyst SA, Switzerland.

Gaurang Sethi is our Company’s Vice President of Bidding and heads the bidding function at the Company. Mr. Sethi has cross functional experience across the power and renewables sector, which covers bidding strategy, sustainability and energy markets. Under his leadership at the Company, the Company’s portfolio has grown by over 5,000 MWs. Prior to joining the Company, Mr. Sethi worked with Vestas Wind India, Caterpillar Inc., and other clean energy start-ups.

Mr. Sethi holds a Bachelor’s degree in Mechanical Engineering from Vellore Institute of Technology. He also holds a Master’s degree in Business Administration with a specialization in Finance & Strategy and another Master’s degree in Energy & Sustainability, from University of Michigan, Ann Arbor.

Samitla Subba is our Company’s Vice President of Corporate Affairs—Policy and communications and heads the corporate affairs – policy and communications functions. Mrs. Subba has experience in marketing strategy, public relations and communications. She was a key member in taking the Company to its initial public offering on the NYSE in 2016 and in building relationships with the Company’s key stakeholders, including investors, customers and the media. Prior to joining the Company, Mrs. Subba worked with Northern Trust as a financial analyst.

Mrs. Subba holds a Bachelor’s degree from Bangalore University and a Master’s degree in Business Administration with a specialization in Marketing from Indian Institute of Management, Lucknow.

Nathan Judge is our Company’s Head of Investor Relations, and has experience working in the financial industry across sectors including alternative energy, utilities and MLPs/pipelines. Prior to Azure Power, Mr. Judge has served as senior sell side analyst with several firms including Goldman Sachs, Lehman Brothers, Janney Montgomery Scott and Atlantic Equities and was ranked as the #1 analyst in Europe over many years for his analysis and stock picking. He has also served as an adviser to many S&P 500 companies about investor relations, strategy, and capital raising.

Mr. Judge is a Chartered Financial Analyst (CFA). He also holds a Bachelor’s degree in Accounting and Finance from Texas Christian University.

B. Compensation

Directors and Officers Compensation

For the fiscal year 2020, the aggregate compensation (excluding grants of stock options) to our executive officers included in the list herein was INR 237 million (US$3.1 million), and INR 17.8 million (US$ 0.2 million) towards fee paid to our Directors. Our agreements with each of the members of senior management are listed herein under “— Employment Agreement.” Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

During the year, our Company’s Board of Directors approved the Directors Compensation Plan 2019 which was effective from September 01, 2019 for non-executive Directors not drawing salaries before and the policy is as follows:

A.	Annual Retainer for board membership - US$ 40,000 per director
B.	Annual Retainer for committee membership - US$ 5,000 per committee for Audit, Compensation and Capital Committees. None for Nomination & Governance and CSR Committees.
C.	Annual Retainer for board and committee chairs –
a)	Chairman of the Board (non-executive): US$ 20,000
b)	Audit: US$ 15,000
c)	Compensation and Capital: US$ 10,000
d)	Nomination & Governance and CSR: None at this time.
D.	Meeting Fees – None
E.

Shadow Restricted Stock Units (“RSUs”) amounting up to US$ 60,000. These will be valued as of September 1 of the year in question, with the number of shadows RSU’s equal to US$ 60,000 divided by the stock price, determined as set out in the equity compensation program. Vesting is 18 months after grant but accelerated for retirement at the end of a term or involuntary retirement if not for Cause. Cash payment received by the director will be the number of shadow shares awarded multiplied by the price of the shares on the date the shadow RSU’s are exercised.

As part of the Directors Remuneration Plan set out above, we granted 10,920 shadow Restricted Stock Units, to two of our directors, during the year to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for cause. On exercise of these RSUs, cash payment payable by our Company will be the number of shadow RSUs awarded multiplied by the price of the common stock on the date the shadow RSU’s are exercised.

Remuneration payable under the Directors Remuneration Plan are subject to following respective conditions:

a)	Dr. Singh has a current contract with Azure for his services and has elected to continue with that contract. He is therefore not included in the new program.
b)

Mr. Arno Harris has agreed that, in regard to any compensation received through this program prior to May of 2020, such amount will be deducted from what he would receive upon exercising the stock options that he has been granted for the 4 years of service that began in May 2017.

c)	Mr. Sanjeev Agrawal has not opted for the remuneration payment.
d)	CDPQ nominated Directors have also not opted for remuneration

Our CEO and COO, appointed on July 18, 2019, have entered into an employment contracts (refer exhibit 4.28 and 4.29) with the Company. As part of their compensation, they shall be entitled to long term incentive compensation as set forth below. All such compensation shall be in the form of Stock Appreciation Rights (“SARs”), as defined in Company’s 2016 Equity Incentive Plan, as amended in 2020. The SARs shall not have any voting rights:

a.

Tranche 1 SARs. On the Joining Date i.e. July 18, 2019 (such date, the "Grant Date"), our Company shall grant to the Executive a one-time nonrecurring grant of 100,000 SARs. The exercise price per SAR for Tranche 1 SARs will be US$ 10.48. The 100,000 Tranche 1 SARs will vest upon the occurrence of the “Restructuring Event” and may be exercised, at the Executive’s option, within sixty (60) days from the occurrence of the Restructuring Event (the “Restructuring Event Exercise”) or, if there is no Restructuring Event, Exercise after the occurrence of the Restructuring Event in accordance with the terms of this Section 2 (iii) provided that if the Restructuring Event does not occur by December 31, 2020, then (i) 25,000 Tranche 1 SARs will vest on March 31, 2021 and 12,500 Tranche 1 SARs will vest on March 31 of each of the six (6) years subsequent to March 31, 2021, and (ii) vested Tranche 1 SARs may be exercised after March 31, 2024.

b.

Tranche 2 SARs. On the Grant Date, our Company shall grant to the Executive a one-time nonrecurring grant of 800,000 SARs. The exercise price per SAR for Tranche 2 SARs will be the Initial Exercise Price. 75,000 Tranche 2 SARs will vest on March 31, 2020, 100,000 Tranche 2 SARs will vest on March 31, 2021, 100,000 Tranche 2 SARs will vest on March 31 of each of the six (6) years subsequent to March 31, 2021, and the final 25,000 Tranche 2 SARs will vest on July 31, 2027. Vested Tranche 2 SARs may be exercised after March 31, 2024; provided however, that if (i) a Change of Control (as defined in APGL’s Change of Control Policy dated February 5, 2018, as may be amended from time to time (“Change of Control Policy”)) occurs prior to March 31, 2024, (ii) Caisse de dépôt et placement du Québec (CDPQ) no longer has a nominee on the APGL Board, and (iii) the Executive is not entitled to any Change of Control Severance Benefits (as defined in the Change of Control Policy), then vested Tranche 2 SARs may be exercised upon the earlier of March 31, 2024 and the one year anniversary of such Change of Control. For the avoidance of doubt, nothing herein changes the vesting schedule of Tranche 2 SARs as set forth above.

c.

Tranche 3 SARs. Our Company shall grant to the Executive (i) a minimum of 70,000* SARs on March 31, 2020 and (ii) a minimum of 40,000 SARs on March 31 of each subsequent year. The number of SARs granted each year may be increased by the Board taking into consideration the Company, APGL and the Executive’s performance. The exercise price per SAR for Tranche 3 SARs will be the Fair Market Value# per share as of the date of the grant of the subject SAR. Tranche 3 SARs will vest over a period of four (4) years beginning twelve months after the date of grant in the proportion of 25% of such SARs per year and may be exercised upon vesting.

*	For the year ended March 31, 2020, the Company granted additional 15,000 SAR’s each to the CEO and COO.

Further, during the year the Tranche 1 SAR fully vested as the vesting conditions got triggered due to acquisition of more than 50% stake by CDPQ.

# Fair Market Value as defined in the employment agreement.

Employee Benefit Plans

For the fiscal year 2020, the aggregate compensation, including directors’ fees but excluding grants of stock option to our directors and executive officers included in the list herein, was INR 18 million (US$0.2 million). Our agreements with each of the members of senior management are listed herein under “— Employment Agreement.” Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

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

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on his superannuation or on his retirement or on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability due to accident or disease. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary based on the last drawn salary for every completed year of employment (or any portion of a year exceeding six months).

Leave Encashment Policy

Under our leave encashment policy, an employee is entitled to receive a payment in exchange for any accrued leave of absence exceeding 45 days that is outstanding as of April 1 of each fiscal year. Such payment shall be made to the employee by April 30 of that year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days if the employee has spent at least 240 working days. The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 30 days.

Employment Agreements

Most of our executive officers have entered into an employment agreement with our Company. Aside from the employee benefit plans, our employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our directors for special termination benefits.

Each executive officer has acknowledged that ownership of any intellectual property created by him for our Company shall remain at our Company. Additionally, the founder of the Company has also agreed to transfer and assign to the Company all rights, title and interest in and to all the trademarks, trade names, brand names, patents, designs, domain names and other intellectual property rights created by them for our Company.

In addition, each executive officer has agreed to be bound by the non-competition and non-solicit restrictions set forth in his employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his employment, not to:

•

directly or indirectly, enter into the employment of, tender consulting or other services to, acquire any interest in, or otherwise participate in any business that competes, directly or indirectly, with any of the companies or entities in the same lines of business that our Company is engaged in at the time the employment is terminated; nor

•

solicit, encourage, or induce or attempt to solicit, encourage, or induce any employee or customer, or prospective employees and customers with whom our Company has had discussions or negotiations within the last six months of the termination of his employment not to establish a relationship with our Company.

Equity-Based Compensation

Our Company, during Fiscal Year 2017, adopted the amended Equity Incentive Plan “2016 Equity Incentive Plan (as amended in 2017)” with due approval of the shareholders of the Company obtained at the Annual General Meeting held on September 25, 2017. The Company increased the pool size of the existing Stock Option pool by one million shares which took the total pool size to 2,023,744 shares. On April 30, 2020, Company further adopted the amended Equity Incentive Plan “2016 by Equity Incentive Plan (as amended on March 31, 2020). The amendment will require that the fair market value of the Grants to be based on the 10-day daily volume weighted closing price average up to and including the date of determination and some minimal drafting corrections of the Plan.

Our 2016 Equity Incentive Plan (as amended in 2020) is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees and directors.

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

As of March 31, 2020, we had 870,065 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans, the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan (as amended in 2020).

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan (as amended in 2020).

Administration

The Compensation Committee of the Company is the sole administrator for the administration of options, including the ESOPs. Computershare Trust Company, N.A. has been appointed as plan partial administrator. Company has total 1,841,208 shares which are Authorized for Grant as at March 31, 2020.

Under the terms of the 2016 Equity Incentive Plan (as amended in 2020), which may be amended from time to time, the sum of all grants made under the equity incentive plan shall not exceed 10% of our total issued and subscribed equity capital.

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

During the year, CDPQ acquired a majority stake in the company, which accelerated the vesting schedule of ESOPs/SARs, for certain Senior employees from yearly vesting to monthly vesting for the grants made till the date of the event for the CEO and COO of the company, tranche 1 SAR was vested immediately, as per their employment agreement.

Option Exercise

There shall be no lock-in period after the options have vested and the options must be exercised by the employees before the end of the tenure of the plan. In case of termination of services other than not for cause as per the Plan, employees can exercise the options vested as on the last day of employment, as per the respective Post Termination Exercise Period Policy as stated in their letter of awards.

Stock Appreciation Rights and Restricted Stock Unit

As per the Executive Employment Agreement of the CEO and COO of the Company, they both are entitled to Stock Appreciation Rights (as provided above) each as part of long term incentive compensation, which is to be vested by and before July 31, 2027. The value of SARs payable to the Executive in cash upon exercise of vested SARs will be the fair market value per share as of the exercise date less the exercise price/grant price multiplied by the number of SARs being exercised. For a full disclosure of the terms and conditions relating to Stock Appreciation Rights, see section above “B. Compensation, (Directors and Officers Compensation)”.

Also, as part of the Directors Remuneration Plan our Company also granted shadow Restricted Stock Units (as provided above) during the fiscal year ended March 31, 2020 to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for cause. On exercise of these RSUs, cash payment payable by our Company will be the number of shadow RSUs awarded multiplied by the price of the common stock on the date the shadow RSU’s are exercised. See section above “B. Compensation, (Directors and Officers Compensation)”.

Amendment or Termination

Our Company’s Board of Directors may in its absolute discretion amend, alter or terminate the 2016 Equity Incentive Plan (as amended on March 31, 2020) from time to time, provided that no amendment, alteration or termination in any grant would impair or prejudice the rights of the employee without the consent of the employee, and provided further that the Board of Directors may not, without the approval of the shareholders, amend the 2016 Equity Incentive Plan (as amended on March 31, 2020) (1) to increase the aggregate number of shares which may be issued pursuant to the provisions of the equity incentive plan on exercise, surrender of options or upon grants; (2) to change the option exercise price; or (3) to extend the maximum period during which the grants may be made under the plan.

Outstanding options for directors and senior management

Outstanding options as of March 31, 2020 under our ESOP plans are:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration (1)
Arno Harris	180,292	11.90	July, 20, 2025
Pawan Kumar Agrawal	99,000	10.73	August, 30, 2027
Nathan Judge	23,218	11.90	August, 30, 2027
Kapil Kumar	12,000	14.40	August, 30, 2027
Preet Sandhu	45,138	11.27	August, 30, 2027
	43,070	11.90	August, 30, 2027
Samitla Subba	8,233	11.27	August, 30, 2027
	2,306	11.90	August, 30, 2027
Gaurang Sethi	10,047	11.27	August, 30, 2027
	2,681	11.90	August, 30, 2027
Others	444,080	9.65	July, 20, 2025 - August 30, 2027
Total	870,065

Note:

(1)

In the event that a participant of our ESOP plan terminates their service with our Company, the Post Termination Exercise Period shall be: i) 90 days if they served for less than 3 years; ii) 2 years if the service period was more than 3 years but less than 4 years; or iii) an incremental year will be added to the exercise period for each year of service beyond 4 years up to a maximum period co-terminus with the Equity Incentive Plan 2016 (as amended on March 31, 2020). On April 10, 2020, the Post Termination Stock Option Exercise Periods (“PTEP”) policy was amended to six-month expiration on all new grants awarded.

As per the Executive Employment Agreement of CEO and COO of our Company, they both shall be entitled to Stock Appreciation Rights (as provided above) each as part long term incentive compensation, which is to be vested by and before July 31, 2027. The value of SARs payable to the Executive in cash upon exercise of vested SARs will be the fair market value per share as of the exercise date less the exercise price/grant price multiplied by the number of SARs being exercised. Also, as part of the Directors Remuneration Plan, the Company also granted 10,920 shadow Restricted Stock Units during the fiscal year ended March 31, 2020 to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for Cause. On exercise of these RSUs, cash payment payable by the Company will be the number of shadow RSUs awarded multiplied by the price of the common stock on the date the shadow RSU’s are exercised.

Indemnification Agreements

We have obtained Directors’ and Officers’ liability Insurance to indemnify the Directors and executive officers of our Company against certain liabilities and expenses arising from their being a director or officers.

C. Board Practices

Board of Directors

Our Company is managed and controlled by its Board of Directors. Our Company’s Board of Directors consists of nine directors. Our Company’s Board of Directors has a majority of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us as a GBC1 to have the majority of our Board of Directors be independent; not mandatory to have a nominations committee; and not mandatory to hold regular executive sessions where only independent directors shall be present.

Terms of Directors and Executive Officers

In accordance with our Company’s Constitution, one-third of our Company’s directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall be up for re-election by rotation at each annual meeting of our company. The Chairman of the Board and/or the managing director during the tenure shall not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. The directors up for re-election in each year shall be those who have been in office longest since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those up for re-election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the Board of Directors in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

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

Duties of Directors

Under Mauritius law, our Company’s directors have a duty to our Company to exercise their powers honestly in good faith in the best interests of our Company. Our Company’s directors also have a duty to our Company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our Company, our Company’s directors must ensure compliance with the Mauritius Companies Act and our Company’s Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our Company’s Board of Directors include, among others:

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

Subject to the Mauritius Companies Act, our Company’s Board of Directors may delegate to a committee of directors, a director or employee of the Company, or any other person, any one or more of its powers.

Additional Restrictions

For so long as International Finance Corporation and IFC GIF Investment Company I together hold at least 5% (five percent) of the share capital of our Company, the decisions on the following matters shall not be taken and/ or implemented by our Company unless approved by way of a special resolution of shareholders:

(a)

amendment to the articles of association or memorandum of association of Azure Power India Private Limited and its subsidiaries, provided that any amendment to the articles of association or memorandum of association of our Company’s subsidiaries (other than Azure Power India Private Limited) shall not require approval of the shareholders of our Company if such amendment is carried out pursuant to a project finance, working capital limits, non-fund based facilities, mezzanine financing (if the amount raised is less than 20% of the paid-up share capital of our Company) or any other financing arrangements (if the amount raised is less than 20% of the paid-up share capital of our Company) raised for our Company’s subsidiaries (other than Azure Power India Private Limited) that have been approved by the Board or Board delegated committee of the Company;

(b)

disposal or sale, in a single transaction or a series of related transactions, of more than 50% of our Company’s assets (on a consolidated basis), or entry into a single transaction or a series of related transactions where the Company will incur obligations or liabilities (on a consolidated basis) the value of which is more than 50% of our Company’s assets (on a consolidated basis) before such transaction or series of related transactions;

(c)

any change in the business of our Company or its subsidiaries, such business being understood to mean and include the activities that Azure Power India Private Limited is authorized to carry out under the Main Objects clause of the memorandum of association of Azure Power India Private Limited in effect on 22 July 2015; and

(d)	any amendment to the ESOP plan approved by the Board, except as would not be a “material revision” as such term is defined in Section 303A.08 of the New York Stock Exchange Listed Company Manual.

For so long as International Finance Corporation and/or IFC GIF Investment Company I hold any equity shares of our Company, our Company shall not, in a single transaction, issue equity shares or share equivalents that are more than 10% (ten percent) of the share capital of the Company, unless approved by the shareholders of our Company by way of an ordinary resolution.

Committees

Our Company’s Board of Directors has established the following committees: audit committee, nominating and corporate governance committee, and compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Mr. Barney Rush, Mr. Arno Harris and Dr. Rajendra Prasad Singh. Mr. Barney Rush has been appointed as a new member of the Committee with effect from August 8, 2019. Mr. Arno Harris was appointed as Chairman of the Committee with effect from August 8, 2019. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee consists of Mr. Barney Rush, Dr. Rajendra Prasad Singh and Mr. Arno Harris, and Mr. Barney Rush is the Chairman of the Committee. Each of these individuals satisfies the independence requirements set forth in the New York Stock Exchange Listed Company Manual. Our compensation committee assists our Board of Directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.

Our Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	Reviewing and approving the compensation package for our executive officers;
•	Reviewing the compensation of our executive officers and directors and making recommendations to the board with respect to the compensation;
•

Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, other executive officers and directors evaluating the performance of our chief executive officer, other executive officers and directors in light of those goals and objectives, and setting the compensation level of our chief executive officer, other executive officers and directors based on such evaluation; and

•

Reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

Corporate Social Responsibility Committee

The Corporate Social Responsibility (CSR) Committee consists of Mr. Barney Rush, Mr. Ranjit Gupta, and Dr. Rajendra Prasad Singh. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The purpose of the Corporate Social Responsibility Committee is to assist the Board by fulfilling the following responsibilities:

•	Formulate and recommend a CSR policy to the Board for approval;
•	Approve projects and geographical locations of CSR activities;
•	Take note of impact evaluation report;
•	Ensure that the CSR projects are not undertaken in the normal course of business; and
•	Perform such other functions as may be delegated and/or assigned by the Board from time to time with respect to CSR.

Code of Business Conduct and Ethics

Our Company’s Code of Business Conduct and Ethics provides that our directors, officers and employees are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors, officers and employees have an obligation under our Code of Business Conduct and Ethics to advance our Company’s interests when the opportunity to do so arises.

D. Employees

As of March 31, 2020, we had 605 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2020:

Number of Employees
Infrastructure	263
Bidding and land strategy	25
Operations and maintenance	235
F&A, Capital, Legal and HRM	82
Total	605

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Company’s equity shares as of March 31, 2020 by each of our directors and all our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as on March 31, 2020. Equity Shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2020 are based on 47,650,750 equity shares outstanding as of this date:

Name	Number shares beneficially owned	(%)
Directors and Officers:
Ranjit Gupta	—	*
Murali Subramanian	—	*
Pawan Kumar Agrawal	28,637	0.06%
Preet Sandhu	35,671	0.07%
Rajendra Prasad Singh	2,541	*
Mili Saxena	—	—
Kapil Kumar	—	*
Gaurang Sethi	3,851	*
Samitla Subba	3,208	*
Sanjeev Aggarwal (1)	—	—
Barney S. Rush (2)	—	—
Arno Harris (3)	135,219	0.28%
Cyril Sebastien Dominique Cabanes	—	—
Yung Oy Pin (Jane) Lun Leung (4)	—	—
Deepak Malhotra	—	—
Muhammad Khalid Peyrye (5)	—	—
Nathan Judge	80,013	0.17%
Kuldeep Jain	—	—
All Directors and Officers as a Group	650,497	1.37%
5% or Greater Shareholders:
International Finance Corporation (6)	3,283,635	6.89%
Helion Venture Partners II, LLC (7)	3,426,172	7.19%
IFC GIF Investment Company I (8)	8,389,452	17.61%
CDPQ Infrastructures Asia Pte Ltd. (9)	24,259,272	50.91%

*	Less than 0.01%
(1)

Does not include any equity shares of Mr. Aggarwal, a managing director of Helion Venture Partners, who may be deemed to beneficially own through interests held by funds managed by Helion Venture Partners. Mr. Aggarwal’s business address is Helion Advisors Private Limited, Tower B, 10th Floor, Vatika Towers, Sector 54, Gurgaon, 122 002, India.

(2)	Mr. Rush’s business address is 6917 Maple Avenue, Chevy Chase, Maryland 20815.
(3)	Mr. Harris’ business address is 135 Main Street, Suite 1320, San Francisco, California 94105.
(4)	Ms. Lun Leung’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.

(5)	Mr. Peyrye’s business address is c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.
(6)

International Finance Corporation is an international organization established by Articles of Agreements among its member countries. Its principal address is 2121, Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.

(7)

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

(8)

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

(9)

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B. Related Party Transactions

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our Company’s related party transactions are subject to the review and approval of the audit committee of our Company’s Board of Directors. Our Company’s audit committee will consider whether the transaction is to be conducted on an arms-length basis and whether the services can be procured from an independent third party. The charter of our audit committee as adopted by our Company’s Board of Directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee. Refer “Note 20. Related Party Disclosures” of F pages section in 20-F for details of transactions with related parties.

Lease Agreement

During the previous year, AZI terminated the lease agreement for our registered office and for the guest house and the security deposits were returned back to AZI. During the current year, no such transaction has been entered into by our Company.

Shareholders Agreements

Our Company did not have any changes to its shareholders agreement.

C. Interest of Experts and Counsel

Not applicable

ITEM 8. FINANCI AL INFORMATION

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

Our Company and our subsidiary, Azure Power India Private Limited, are respondents in arbitration proceedings initiated by our former Chairman, CEO and Managing Director of the Company, Mr. Inderpreet Singh Wadhwa (“IW”) and erstwhile COO Mr. H.S Wadhwa (“HSW”), in relation to the purchase price of the shares of IW’s and HSW’s of Azure Power India Private Limited. The arbitration is being conducted under the Singapore International Arbitration Centre (SIAC) Rules, with the seat of arbitration at Singapore. We believe in the merits of our case; however, an unfavorable outcome in these proceedings could potentially have a material adverse effect on our results of operations, cash flows and financial condition.

In addition, our Company and our subsidiary Azure Power India Private Limited are respondents to arbitration proceedings initiated by IW in relation to his transition agreement. We and IW have filed our claims and counter claims in relation to the matter in the arbitration. We continue to believe in the merits of our case and are confident in a favorable outcome. The claim amount is not significant to our financial position.

Dividend Policy and Dividend Distribution

Our Company has never declared or paid dividends, nor does our Company have any present plan to pay any cash dividends on our equity shares in the foreseeable future. Our Company currently intend to retain our available funds and any future earnings to operate and expand our business.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statement included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Our Company’s equity shares are listed on the New York Stock Exchange since October 12, 2016 under the symbol “AZRE.”

B. Plan of Distribution

Not Applicable

C. Markets

Our Company’s equity shares are listed on the New York Stock Exchange under the symbol “AZRE”.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Constitution

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

D. Exchange Controls

Foreign Direct Investment

Foreign investments in Indian are primarily governed by the Foreign Exchange Management Act, 1999, as amended, the rules, regulations and notifications made thereunder, including the Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000, as amended, and the consolidated foreign direct investment policy (effective as of June 7, 2016) (the “FDI Policy”) issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India.

Pursuant to the FDI Policy, investments can be made by non-residents in Indian companies to the extent of the percentage of the total capital of the Indian company specified in the FDI Policy. The FDI Policy currently allows 100% foreign direct investment in Indian companies engaged in the solar power sector. The FDI Policy also prescribes certain pricing and reporting requirements in respect of issue and transfer of shares of an Indian company to a non-resident person and vice-versa and regulates downstream investments by Indian companies that are not owned or controlled by Indian resident persons. The Government of India amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009, Press Note No. 4 (2009 Series) dated February 25, 2009 and Foreign Exchange Management (Non-Debt Instrument) Rules, 2019 vide notification dated 17 October 2019.

A person residing outside India (other than the beneficial owner of an investment into India who is situated in or is a citizen of country which shares land border with India) or any entity incorporated outside India (other than an entity incorporated in a country which shares land border with India and an Overseas Corporate Body as defined in FEMA) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

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

E. Taxation

Mauritius Taxation

Our Company is a company holding a Global Business Company License issued by the Financial Services Commission and is a tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on our chargeable income at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit.

Under the Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a GBC, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3% (“Deemed Tax Credit”).

GBC1 are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 Company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance Act 2018, the existing regulatory regime applicable to a GBC1 incorporated prior to October 16, 2017 has been grandfathered until 30 June 2021 and therefore the above tax regime and the Deemed Tax Credit will continue to apply to the Company, being incorporated on 30 January 2015.

Our Company holds tax residence certificates issued by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

Mauritius has no capital gains tax and has no withholding tax on the payment of dividends.

Prospective investors are urged to consult their own tax advisers in order to fully understand the tax consequences of an investment in the equity shares.

US Federal Income Taxation

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our equity shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and published regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of equity shares. In particular, this summary is directed only to U.S. Holders that hold equity shares as capital assets (generally, property held for investment). This summary does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, regulated investment companies, real estate investment trusts, tax exempt entities, qualified retirement plans, individual retirement accounts or other tax-deferred accounts entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), U.S. Holders that acquired equity shares through the exercise of employee stock options or otherwise as compensation for services, U.S. Holders that own or are treated as owning 10% or more of our equity shares by vote or value, persons holding equity shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of equity shares. For purposes of this summary, a “U.S. Holder” is a beneficial owner of equity shares that , for U.S. federal income tax purposes, is a citizen or resident of the United States, a U.S. domestic corporation , a trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, a trust that has a valid election is in effect to be treated as a U.S. person, or an estate the income of which is subject to U.S. federal income taxation regardless of its sources.

U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the equity shares, including the relevance to their particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our equity shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the dividend is received and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Our Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

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

•	Our Company was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our Company’s equity shares are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Non-corporate U.S. Holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation for qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. As discussed below, our Company does not believe it was a PFIC for the taxable year ended March 31, 2020 and does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our Company’s equity shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss on a subsequent conversion of the non-U.S. currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFIC. Our Company will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of its subsidiaries under applicable “look-through” rules, either

•	75 percent or more of our Company’s gross income for the taxable year is passive income; or
•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Our Company believes, and the other paragraphs in this disclosure generally assume, that our Company was not a PFIC for our taxable year ending March 31, 2020 and that, based on the present composition of our Company’s income and assets and the manner in which our Company conducts its business, our Company will not be a PFIC in its current taxable year or in the foreseeable future. Whether our Company is a PFIC is a factual determination made annually, and our Company’s status could change depending, among other things, upon changes in the composition and amount of its gross income and the relative quarterly average value of its assets. In particular, if our Company generates a small amount of gross income that is attributable to passive income in a taxable year, then there is a risk that our Company may be a PFIC for that taxable year. If our Company was a PFIC for any taxable year in which a U.S. Holder hold our Company’s equity shares, the U.S. Holder generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our Company’s equity shares regardless of whether our Company continued to be a PFIC in any subsequent year, unless the U.S. Holder mark its equity shares to market for tax purposes on an annual basis. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. U.S. Holders are encouraged to consult their own tax advisor as to our Company’s status as a PFIC and the tax consequences to them of such status.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of the applicable reporting threshold (generally, US$50,000 for unmarried individuals) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules.

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

Before Amendment in Finance Act, 2020 i.e. up to March 31, 2020, dividend payments by companies to its shareholders , were subject to dividend distribution tax in India payable by companies at a rate of 17.47% (effective rate of TDS after grossing up is 21.17%) on the total amount distributed as a dividend as grossed up by the amount of such dividend distribution tax.

Pursuant to the amendment, Dividend Distribution tax (“DDT”) payable by Indian Companies has been abolished and dividend income is taxable in the hands of shareholders as per income tax rates applicable on them. However, Indian Companies are required to deduct tax at source in respect of dividend paid. Considering the same from Fiscal year 2020-21 onwards, dividend payments to its shareholders by companies are taxable in the hands of shareholders. However, withholding tax shall be deducted at source by companies at the applicable rate under Indian tax law pursuant to amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India, shall be deemed to derive its value substantially from the assets located in India, if the value of such Indian assets exceeds INR 100 million, and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India. However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above.

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

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and published in the Gazette of India on December 12, 2019. The amendment provides an option for the companies to opt for reduced corporate tax rate of 22% provided they do not claim certain tax benefits under the Income Tax Act. The Company has opted for the reduced tax rate for the subsidiaries which are not eligible for deduction under section 80IA of the Income Tax Act. Further, New domestic Companies incorporated on or after October 1, 2019 making fresh investment in manufacturing can opt an option to pay income-tax at the rate of 15%. This benefit is available to companies which do not avail any exemption/incentive and commences their production on or before March 31, 2023. Also, such companies shall not be required to pay Minimum Alternate Tax.

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

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to include interest rate risk and foreign currency risk.

Interest Rate Risk

As of March 31, 2020, our long-term debt was both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

Our results of operations are subject to interest rate fluctuations on our variable rate borrowings. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole period.

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant increase or decrease in interest cost for the Company, for the fiscal year ended March 31, 2020.

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

Foreign Currency Risk

The functional currency of Indian subsidiaries is Indian rupees, where we have long term debts denominated in U.S. dollars and Indian rupees. We are hedged against exchange rate risk for both of our Green Bonds and other foreign currency exposures. The fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans or payables.

The Company and its three international subsidiaries have a functional currency which is the U.S. dollar and consequently, we are exposed to foreign exchange risk on routine transactions entered locally by these subsidiaries. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Depreciation of the Indian rupee against the U.S. dollar may result in translation loss in the Consolidated financial statements.

We have hedged against exchange rate risk for both of our Green Bonds so as to minimize the effect of any adverse movement in the exchange rates. Further, we have partially hedged against debts denominated in U.S. dollars in Indian subsidiaries, in order to minimize the adverse impact of a large currency movement. These hedges are for a period of up to 5.5 years. We have taken foreign currency loans for our Rajasthan 1, Rajasthan 2 and Oberoi Rooftop projects.

Fair Value hedges with notional amounts of Nil and US$ 189.6 million were outstanding as at March 31, 2019 and 2020, respectively, with the balance maturity period ranging from 0.5 months to 4.8 years as of March 31, 2020. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, are recorded in in the consolidated balance sheet and consolidated statements of operations. Further, Cash flow hedges with notional amounts of US$ 530.4 million and US$ 923.1 million were outstanding as at March 31, 2019 and 2020, respectively, with the balance maturity period ranging from 0. 5 months to 5.5 years as of March 31, 2020. The fair value of these cash flow hedges as of March 31, 2019 and 2020 were US$ 29.4 million and US$ 83.0 million of net assets, respectively, and are included in accumulated other comprehensive loss on our consolidated balance sheets. The changes in the fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

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

Use of proceeds

During November – December 2019, we completed a US$75 million private placement. An aggregate 6,493,506 shares were sold by us in the offering at a price of US$11.55 per share to CDPQ. The offering by our Company resulted in aggregate gross proceeds before expense of US$ 75.0 million. We have used the net proceeds to fund capital expenditure for projects in its pipeline.

During October – November, 2018, our Company completed our follow-on to our public offering of our Company’s equity shares pursuant to a Registration Statement on Form F-3, as amended (File No. 333-227164), which became effective on September 10, 2018. Credit Suisse Securities (USA) LLC., Barclays Capital Inc., and HSBC Securities (USA) Inc., acted as managing underwriters for the issue. An aggregate of 14,915,542 shares (including 115,542 shares exercised by underwriters subsequent to our offering) were sold by our Company in the offering at a price of US$12.50 per share. The initial offering by our Company resulted in aggregate gross proceeds before expense of US$186.4 million and incurred an underwriter’s commission and other expenses of US$1.3 million. Our Company has used US$182.0 million of the net proceeds to purchase equity shares of our subsidiary AZI and Azure Power Rooftop Private Limited, as outlined in the registration statement and prospectus.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Group’s Chief Executive Officer, our Group’s Chief Financial Officer and Group’s Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group’s Chief Executive Officer, our Group’s Chief Financial Officer and Group’s Chief Operating Officer have concluded that, as of March 31, 2020, our disclosure controls and procedures were effective.

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

Management used the Committee of Sponsoring Organizations of the Treadway Commission Internal Control—Integrated Framework (2013), or the COSO framework, to evaluate the effectiveness of internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2020 and has concluded that such internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our Company’s Registered Public Accounting firm, as our Company is an emerging growth company under JOBS Act is exempted from such attestation requirement.

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

ITEM 16B. CODE OF ETHICS

The Company has a Code of Conduct policy for all employees and a Code of Ethics policy that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the “Investor Relations” page of our corporate website www.azurepower.com or at http://investors.azurepower.com/~/media/Files/A/Azure-Power-IR/governance-documents/code-of-business-conduct-and-ethics.pdf

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young Associates, LLP, has served as our independent registered public accountant for each of the years ended March 31, 2019 and March 31, 2020 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young Associates, LLP, and the various member firms of Ernst and Young Associates, LLP to us, including some of our subsidiaries, in fiscal years 2019 and 2020.

	2019	2020	2020
Particulars	(INR millions)	(INR millions)	(US$ millions)
Audit fees (audit and review of financial statements and offerings)	48	62	0.8
All other fees (tax advisory services)	5	3	-
Total	53	65	0.8

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

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Our Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Company’s equity shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our Company’s corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange Listed Company Manual:

•

Under the New York Stock Exchange Listed Company Manual, the Board of Directors of U.S. domestic listed companies are required to have a majority of independent directors. Our Company is not subject to this requirement under the Mauritius law and have decided to follow home country practice on this matter. However, our Board of Directors currently has a majority of independent directors.

•

The New York Stock Exchange Listed Company Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. Our Company is not subject to this requirement under the Mauritius law and have decided to follow our Company’s home country practice on this matter

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Balance Sheets as of March 31, 2019 and 2020.
•	Consolidated Statements of Operations for the years ended March 31, 2018, 2019 and 2020.
•	Consolidated Statements of Comprehensive loss for the years ended March 31, 2018, 2019 and 2020.
•	Consolidated Statements of Shareholder’s Equity for the years ended March 31, 2018, 2019 and 2020.
•	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2019 and 2020
•	Notes to Consolidated Financial Statements.

ITEM 19. EXHI BITS

Exhibit Number	Description

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

4.28*	Employment Agreement, dated November 18, 2019, by and between AZI and Ranjit Gupta.

4.29*	Employment Agreement, dated November 18, 2019, by and between AZI and Murali Subramanian.

4.30*	Subscription Agreement, dated November 6, 2019, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd.

4.31*	Indenture among Azure Power Solar Energy Private Limited, Azure Power Global Limited and dated HSBC Bank USA, National Association dated September 24, 2019

4.32*	2016 Equity Incentive Plan (as amended on March 31, 2020)

8.1*	List of Subsidiaries of Azure Power Global Limited

11.1†

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit Number	Description

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates management contract or compensatory plan.
†	Previously filed
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNAT URES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Azure Power Global Limited

By:	/s/ Ranjit Gupta
Name:	Ranjit Gupta
Title:	Chief Executive Officer

Date: June 19, 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Azure Power Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Azure Power Global Limited (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Associates LLP

We have served as the Company‘s auditor since 2009

Gurugram, India

June 19, 2020

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	10,538	9,792	129.9
Investments in held to maturity securities	7	—	—
Restricted cash	2,168	4,877	64.7
Accounts receivable, net	3,307	4,456	59.2
Prepaid expenses and other current assets	1,380	1,619	21.5
Total current assets	17,400	20,744	275.3
Restricted cash	1,280	848	11.2
Property, plant and equipment, net	83,445	95,993	1,273.4
Software, net	64	55	0.7
Deferred income taxes	2,407	2,205	29.2
Right-of-use assets (1)	—	4,434	58.8
Other assets	4,268	8,115	107.7
Investments in held to maturity securities	—	7	0.1
Total assets	108,864	132,401	1,756.4
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,825	975	12.9
Accounts payable	3,477	1,795	23.8
Current portion of long-term debt	7,289	2,303	30.5
Income taxes payable	94	50	0.7
Interest payable	920	1,716	22.8
Deferred revenue	99	110	1.5
Lease liabilities (1)	—	256	3.4
Other liabilities	2,302	2,020	26.7
Total current liabilities	17,006	9,225	122.3
Non-current liabilities:
Long-term debt	61,658	86,586	1,148.6
Deferred revenue	1,800	2,129	28.2
Deferred income taxes	2,054	2,622	34.8
Asset retirement obligations	665	741	9.8
Lease liabilities (1)	—	3,592	47.6
Other liabilities	285	289	4.1
Total liabilities	83,468	105,184	1,395.4
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 47,650,750 shares issued and outstanding as of March 31, 2019 and March 31, 2020, respectively	2	2	0.0
Additional paid-in capital	32,186	37,533	497.9
Accumulated deficit	(6,311)	(8,580)	(113.8)
Accumulated other comprehensive loss	(748)	(1,937)	(25.7)
Total APGL shareholders’ equity	25,129	27,018	358.4
Non-controlling interest	267	199	2.6
Total shareholders’ equity	25,396	27,217	361.0
Total liabilities and shareholders’ equity	108,864	132,401	1,756.4

 (1) The Company adopted ASC Topic 842 effective April 1, 2019, refer note 2(k) and note 18.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in millions, except share and per share data)

	March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Operating revenues:
Sale of power	7,701	9,926	12,958	171.9
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	692	869	1,146	15.2
General and administrative	1,188	1,314	2,434	32.3
Depreciation and amortization	1,883	2,137	2,860	37.9
Total operating costs and expenses:	3,763	4,320	6,440	85.4
Operating income	3,938	5,606	6,518	86.5
Other expense, net:
Interest expense, net	5,335	5,022	7,962	105.6
Other (income)	(167)	(148)	(108)	(1.4)
Loss / (gain) on foreign currency exchange, net	46	441	512	6.7
Total other expenses, net	5,214	5,315	8,366	110.9
Profit / (loss) before income tax	(1,276)	291	(1,848)	(24.4)
Income tax (expense)/benefit	253	(153)	(489)	(6.5)
Net profit / (loss)	(1,023)	138	(2,337)	(30.9)
Less: Net (loss) / profit attributable to non-controlling interest	(202)	60	(68)	(0.9)
Net profit / (loss) attributable to APGL	(821)	78	(2,269)	(30.0)
Accretion to redeemable non-controlling interest	(6)	—	—	—
Net profit / (loss) attributable to APGL equity Shareholders	(827)	78	(2,269)	(30.0)
Net profit / (loss) per share attributable to APGL equity Shareholders
Basic	(31.84)	2.37	(52.71)	(0.70)
Diluted	(31.84)	2.31	(52.71)	(0.70)
Shares used in computing basic and diluted per share amounts
Basic	25,974,111	33,063,832	43,048,026	43,048,026
Diluted	25,974,111	33,968,127	43,048,026	43,048,026

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in millions)

	March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
				(Note 2d)
Net (loss)/profit	(1,023)	138	(2,337)	(30.9)
Other comprehensive (loss)/gain, net of tax
Foreign currency translation	(546)	(2,343)	(4,811)	(63.8)
Effective portion of cashflow hedge	247	2,227	4,243	56.3
Income tax effect on effective portion of cash flow hedge	(37)	(314)	(621)	(8.2)
Unrealized (loss) / gain on available-for-sale securities	13	(23)	—	—
Income tax effect on unrealized gain/(loss) on available for sale of securities	(12)	—	—	—
Total other comprehensive (loss)/gain	(335)	(453)	(1,189)	(15.7)
Less: Total comprehensive income attributable to non-controlling interest, included in other comprehensive loss/(gain)	—	—	—	—
Total comprehensive (loss)/gain	(1,358)	(315)	(3,526)	(46.6)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Shareholders’ Equity

(INR and US$ amounts in millions)

	Equity shares	Additional paid in capital	Accumulated Other comprehensive income/(loss) (1)	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2017	1	18,904	40	(5,723)	13,222	1,305	14,527
Proceeds from issuance of equity shares	0	20	—	—	20	—	20
Sale of stake in subsidiary	—	—	—	—	—	65	65
Accretion on non-controlling interest	—	—	—	(6)	(6)	—	(6)
Transition impact of ASC 742, taxes on inter-company transactions	—	—	—	20	20	—	20
Net loss	—	—	—	(821)	(821)	(202)	(1,023)
Investment in subsidiary	—	55	—	(63)	(8)	(10)	(18)
Other comprehensive loss	—	—	(335)	—	(335)	—	(335)
Share based compensation	—	25	—	—	25	—	25
Balance as of March 31, 2018	1	19,004	(295)	(6,593)	12,117	1,158	13,275

	Equity shares	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2018	1	19,004	(295)	(6,593)	12,117	1,158	13,275
Proceeds from issuance of equity shares (refer note 16)	1	13,609	—	—	13,610	—	13,610
Impact of change in non-controlling Interest	—	63	—	(14)	49	(49)	—
Net profit	—	—	—	78	78	60	138
Impact on buy back of stake in subsidiary (note 2 (y))	—	(573)	—	—	(573)	(902)	(1,475)
Transition impact of ASC 606, Revenue from Contracts with Customers (note 2(q))	—	—	—	218	218	—	218
Other comprehensive loss	—	—	(453)	—	(453)	—	(453)
Share based compensation	—	83	—	—	83	—	83
Balance as of March 31, 2019	2	32,186	(748)	(6,311)	25,129	267	25,396

	Equity shares	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated deficit	Total APGL shareholders' equity	Non- controlling interests	Total shareholders' equity
Balance as of March 31, 2019	2	32,186	(748)	(6,311)	25,129	267	25,396
Proceeds from issuance of equity shares (refer note 16)	0	5,317	—	—	5,317	—	5,317
Net loss	—	—	—	(2,269)	(2,269)	(68)	(2,337)
Other comprehensive loss	—	—	(1,189)	—	(1,189)	—	(1,189)
Share based compensation	—	30	—	—	30	—	30
Balance as of March 31, 2020	2	37,533	(1,937)	(8,580)	27,018	199	27,217
Balance as of March 31, 2020 ((US$) (Note 2(d))	0.0	497.9	(25.7)	(113.8)	358.4	2.6	361.0

(1) Refer note 16 for components of accumulated other comprehensive loss.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in millions)

	Year ended March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net (loss)/ profit	(1,023)	138	(2,337)	(30.9)
Adjustments to reconcile net (loss)/profit to net cash provided by/(used in) operating activities:
Income taxes and deferred tax	(655)	(508)	149	2.0
Depreciation and amortization	1,882	2,137	2,860	37.9
Amortization of derivative instrument	575	1,037	1,428	18.9
Loss on disposal of property plant and equipment	9	55	52	0.7
Share based compensation	25	83	186	2.5
Amortization of debt financing costs	748	267	709	9.4
Realized gain on short term investments	(168)	(148)	(108)	(1.4)
ARO accretion	18	23	36	0.5
Non-cash rent expense (1)	57	81	193	2.6
Allowance for doubtful accounts	84	40	303	4.0
Employee benefit	—	11	(11)	(0.1)
Loan prepayment charges	676	—	282	3.7
Foreign exchange loss, net	46	441	512	6.7
Change in Operating lease right-of-use assets (1)	—	—	718	9.5
Change in Operating lease liabilities (1)	—	—	(1,255)	(16.7)
Changes in operating assets and liabilities
Accounts receivable, net	(1,169)	(1,124)	(1,390)	(18.3)
Prepaid expenses and other current assets	(642)	(266)	247	3.3
Other assets	141	(725)	(335)	(4.4)
Accounts payable	124	(34)	236	3.2
Interest payable	1,031	(301)	699	9.3
Deferred revenue	179	399	340	4.5
Other liabilities	(81)	532	164	2.3
Net cash provided by operating activities	1,857	2,138	3,678	49.2
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(19,648)	(26,029)	(18,321)	(243.6)
Purchase of software	(36)	(47)	(43)	(0.6)
Purchase of available for sale securities	(10,484)	(12,085)	(32,224)	(427.4)
Sale of available for sale securities	12,499	13,582	32,332	428.9
Investment in subsidiary	(397)	(1,474)	—	—
Net cash used in investing activities (2)	(18,066)	(26,053)	(18,256)	(242.7)
Cash flows from financing activities
Proceeds from issuance of Green Bonds	31,260	—	24,400	323.7
Proceeds from term and other debt	10,683	15,558	19,538	259.2
Proceeds from issuance of debentures	1,865	1,478	—	—
Repayments of term and other debt (3)	(26,397)	(3,786)	(32,827)	(435.4)
Loan prepayment charges	(676)	—	(282)	(3.7)
Proceeds from issuance of equity shares	16	13,706	5,330	70.7
Cost of issuance of equity shares	—	(69)	(13)	(0.2)
Proceeds from issuance of equity shares to non-controlling interest	65	—	—	—
Net cash provided by financing activities	16,816	26,887	16,146	214.3
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	3	(69)	(37)	(0.5)
Net increase in cash and cash equivalents, and restricted cash (refer note 2 (f))	607	2,972	1,568	20.8
Cash and cash equivalents and restricted cash at the beginning of the period	10,473	11,083	13,986	185.5
Cash and cash equivalents and restricted cash at the end of the period	11,083	13,986	15,517	205.8
Supplemental disclosure of cash flow information
Cash paid during the year for interest	3,090	6,237	7,209	95.6
Cash paid during the year for income taxes	539	615	697	9.2

(1)	The Company adopted ASC Topic 842 effective April 1, 2019, refer note 2(k) and note 18.
(2)

The Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash effective April 1, 2018 with retrospective transition, which requires a statement of cash flows to present the change in restricted cash during the period as part of cash and cash equivalents and restate each prior reporting period presented. As a result, the Company no longer presents transfers between cash and restricted cash in the statement of cash flows. Cash used in investing activities prior to adoption of the ASU was INR 15,790 million and INR 26,765 million, for the year ended March 31, 2018 and 2019, respectively.

(3)	Includes INR Nil, INR 1,305 million and INR 1,058 million (US$ 14.0 million) paid towards hedging costs for Solar Green Bonds for the year ended March 31, 2018, 2019, and 2020, respectively

Notes to consolidated financial statements

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (Power Purchase Agreements or “PPA”) with Indian Government energy distribution companies as well as other Indian non-governmental energy distribution companies and Indian commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

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

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss/ gain that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, hedge accounting, lease liabilities, right to use asset, allowances for doubtful accounts based on payment history, credit rating, valuation of share-based compensation, income taxes, energy kilowatts expected to be generated over the useful life of the solar power plant, estimated transaction price, including variable consideration, of the Company’s revenue contracts, impairment of other assets and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

Estimation uncertainty relating to COVID-19 pandemic

In evaluating the recoverability of accounts receivable including unbilled revenue, contract assets, long-lived assets and investments, the Company has considered, at the date of approval of these consolidated financial statements, internal and external information in the preparation of the consolidated financial statements including the economic outlook. The Company has performed sensitivity analysis on the assumptions used to assess the recoverability of these assets and based on current estimates, expects the carrying amount of these assets will be recovered. The impact of COVID-19 may be different from that estimated on preparation of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions. See also Note 2 ab - Impact of COVID-19 Pandemic.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of APGL, its subsidiaries, and variable interest entities (“VIE”), where the Company has determined it is the primary beneficiary and are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses the equity method to account for its investments in entities where it exercises significant influence over operating and financial policies but does not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. In 2020, the Company entered into a joint venture agreement as further described in Note 10—Investments, and the investment is accounted for using the equity method. The Company has eliminated all significant intercompany accounts and transactions.

(c) Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“INR”). The Company’s subsidiaries with operations in India use INR as the functional currency and the subsidiaries in the United States and Mauritius use US$ as the functional currency. The financial statements of APGL and its subsidiaries, other than subsidiaries with a functional currency of INR, are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or expenses as a component of shareholders’ equity.

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

Revenue, expense and cash flow items are translated using the average exchange rates for the respective period. The resulting gains and losses from such translations are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss/ gain, which is a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s borrowings in other than functional currency are included in Loss/(Gain) on foreign currency exchange, net in the consolidated statements of operations.

(d) Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from INR into US$, as of and for the year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$ 1.00 = INR 75.39, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling INR 7,996 million and INR 6,890 million (US$ 91.4 million) at March 31, 2019 and 2020, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day notice.

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

The following table presents the components of cash and cash equivalents and restricted cash included in the consolidated balance sheets that sums to the total of such amounts in the Consolidated Statements of Cash Flows:

	March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
	(In million)
Current Assets
Cash and cash equivalents	8,346	10,538	9,792	129.9
Restricted cash	2,407	2,168	4,877	64.7
Non-Current Assets
Restricted cash	330	1,280	848	11.2
Cash and cash equivalents and restricted cash	11,083	13,986	15,517	205.8

(g) Investments

The Company determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during the periods presented in the accompanying consolidated financial statements are classified as available-for-sale (short-term investments), consisting of liquid mutual funds units and held-to-maturity investments (long-term investments), consisting of Notes of the Bank of Mauritius.

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities. These investments are considered as available-for-sale and held-to-maturity. Investments classified as available for sale are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive income or expenses in the consolidated statement of shareholders’ equity. Realized gains and proceeds from the sale of available-for-sale securities during the year ended March 31, 2019 were INR 148 million and INR 13,582 million respectively and during the year ended March 31, 2020 were INR 108 million (US$ 1.4 million) and INR 32,332 million (US$ 428.9 million), respectively.

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2019, and March 31, 2020, amortized cost of held-to-maturity investments was INR 7 million and INR 7 million (US$ 0.1 million), respectively. The maturity date of the investment is January 31, 2023.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on the First in First Out (“FIFO”) method.

Investment in equity investee

The Company holds equity investments where it does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under the equity method of accounting wherein the Company records its proportionate share of the investee’s income or loss in its consolidated financial statements.

The Company has invested INR 0.026 million (US$ 0.0003 million) during the year to acquire 26% of equity shares in a newly formed Company incorporated to establish a manufacturing facility (investee) and the Company is committed to further invest 26% of the equity required for construction of the manufacturing facility.

(h) Accounts receivable, net

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2019 and 2020 was INR 40 million and INR 246 million (US$ 3.2 million), respectively. Accounts receivable serve as collateral for borrowings under the Company’s working capital facility, described in Note 12.

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

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25-35 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	1-5 years
Computers	3 years

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels. The Company had revised the useful life effective October 1, 2018, this had resulted in reduction of depreciation and amortization expense by INR 267 million (US$ 3.9 million) during the year ended March 31, 2019.

Leasehold improvements related to office facilities are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Lease hold improvements on the solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the PPAs undertaken with the respective customer. Freehold land is not depreciated. Construction in progress is not depreciated until it is ready to be used.

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred. Additional capacity, if any, added to property plant and equipment is depreciated over the remaining estimated useful live.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use. The amount of interest capitalized during the years ended March 31, 2018, 2019 and 2020 were INR 384 million, INR 467 million and INR 355 million (US$ 4.7 million), respectively.

(j) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended March 31, 2019 and 2020.

(k) Leases and land use rights

Policy applicable beginning April 1, 2019

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified as either operating or financing, with such classification affecting the pattern of expense recognition in the income statement. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements, which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustment in the period of adoption.

The Company adopted “ASC Topic 842” Leases, being effective for fiscal years, and interim periods within those fiscal year, beginning after December 15, 2018. The Company adopted the guidance effective April 1, 2019 using the modified retrospective approach and elected certain practical expedients permitted under the transition guidance. The Company elected the transition practical expedients referred to as the "package of three", that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Company has elected the short-term lease exception as per the new accounting standard. The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property. The company has also elected hindsight practical expedient for operating leases under the new accounting standard.

The majority of the Company’s leases relate to leasehold land on which the solar power plants are constructed on and leases related to office facilities. The leasehold land related to solar power plants has a lease term ranging between 25 to 35 year which is further extendable on mutual agreement by both lessor and lessee. Where applicable, the company has the consent from the lessors to extend the leases up to 35 years. These leases have rent escalation ranging between 5% to 10% every year, during the tenure of the lease. All existing leases on the date of adoption of ASC Topic 842, were classified as operating leases as they were concluded at their inception under previous guidance of ASC Topic 840, as permitted by the practical expedient package elected. As the implicit rate in the lease contract is not readily determinable, the company has used its average incremental rate of borrowing for the purposes of the determination of discount rate. The discount rate for operating leases is 10%. The weighted average remaining lease term for operating leases is 32 years.

The results of reporting periods beginning April 1, 2019 are presented in accordance with ASC Topic 842, whereas the prior period amounts are reported in accordance with ASC Topic 840 and have therefore not been reinstated. Upon adoption of ASC Topic 842, and by availing the exemption under the modified retrospective approach, the Company did not have a material impact to consolidated statements of operations and consolidated statements of cash flows. However, the adoption resulted in increasing the assets, by recognizing the Right of Use asset, on consolidated balance sheet by INR 3,182 million (US$ 42.2 million) as well as Lease Liabilities by INR 2,939 million (US$ 38.9 million) and derecognition of historical prepaid rent and land use right balances. During the year ended March 31, 2020, the Company recorded lease cost of INR 540 million (US$ 7.2 million). See Note 18 to the consolidated financial statements.

On Adoption of ASC 842, all the lease arrangements entered prior to adoption continued to be classified as operating leases. The Company has made an assessment for lease arrangements entered during the year and classified them as operating leases. The Company did not have any finance lease during any of the periods presented in the accompanying consolidated financial statements.

The Company is a lessee in several non-cancellable operating leases, primarily for construction of solar power plants and for office facilities.

The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.

Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

ASC Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Company generally uses its incremental borrowing rate as the discount rate for the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Lease payments included in the measurement of the lease liability comprise of the following:

▪

Fixed payments, including in-substance fixed payments, owed over the lease term (which includes termination penalties the Company would owe if the lease term assumes Company exercise of a termination option);

▪	Variable lease payments, if any, that depend on an index or rate, initially measured using the index or rate at the lease commencement date;
▪	Amounts expected to be payable under a Company-provided residual value guarantee; and
▪	The exercise price of a Company option to purchase the underlying asset if the Company is reasonably certain to exercise the option.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. See Note 2(j).

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Operating lease ROU assets are presented as operating lease right -of of-use assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented separately as operating lease liabilities on the consolidated balance sheet.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of warehouses, office, machinery etc. that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company’s corporate office leases generally also includes include non-lease maintenance services (i.e. common area maintenance). The Company allocates the consideration in the contract to the lease and non-lease maintenance component based on each component’s relative standalone price. The Company determines stand-alone prices for the lease components based on the prices for which other lessors lease similar assets on a stand-alone basis. The Company determines stand-alone prices for the non-lease components (i.e. maintenance services) based on the prices that several suppliers charge for maintenance services for similar assets on a stand-alone basis.

Policy applicable prior to April 1, 2019

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

The Company’s asset retirement obligations were INR 665 million and INR 741 million (US$ 9.8 million) as of March 31, 2019 and 2020, respectively. The accretion expense incurred during the years ended March 31, 2018, 2019 and 2020 was INR 18 million, INR 23 million and INR 36 million (US$ 0.5 million), respectively. The depreciation expense incurred during the years ended March 31, 2018, 2019 and 2020 was INR 8 million, INR 10 million (US$ 0.1 million) and INR 21 million (US$ 0.3 million), respectively.

There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of March 31, 2020.

	2019 (INR)	2020 (INR)	2020 (US$)
	(In million)
Beginning balance	357	665	8.8
Addition during the year	285	40	0.5
Liabilities settled during the year	—	—	—
Accretion expense during the year	23	36	0.5
Ending balance	665	741	9.8

(m) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software -. As of March 31, 2020, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2020, all capitalized software is considered fully recoverable.

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

Amortization of debt financing costs for the years ended March 31, 2018, 2019 and 2020 was INR 748 million, INR 267 million and INR 709 million (US$ 9.4 million), including debt financing costs written off related to the debt refinancing amounting to INR 522 million, INR Nil and INR 271 million (US$ 3.6 million), respectively. See Note 12

The carrying value of debt financing costs as on March 31, 2019 and 2020 was INR 851 million and INR 1,145 million (US$ 15.2 million). See Note 12.

Further, the Company paid INR 364 million (US$ 4.8 million) for the year ended March 31, 2020 for commitments not yet drawn. See note 9.

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

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through March 31, 2020, the Company does not have any unrecognized tax benefits, nor has it recognized any interest or penalties.

The Taxation Laws (Amendment) Act, 2019 has brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act have decided not to opt for this lower tax benefit and have continued under the old regime For the fiscal year ended March 31, 2020, the statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary. Based on future projection of Azure Power India Private Limited, management has decided to claim a lower tax rate under a new regime from FY 2033-34 onwards.

Accordingly, the above adoption resulted in the remeasurement of deferred tax balances impacted by the change in regime. Deferred tax assets and deferred tax liabilities have been reduced by INR 281 million (US$ 3.7 million) and INR 278 million (US$ 3.7 million) respectively having a net impact of INR 3 million (US$ 0.0 million) in the current year financial statements.

(p) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 26 million, INR 32 million and INR 37 million (US$ 0.5 million) for the years ended March 31, 2018, 2019 and 2020, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2020, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit- the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 33 million and INR 34 million (US$ 0.5 million) as of March 31, 2019 and 2020, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2019 and 2020 were not significant.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

(q) Revenue recognition

Sale of power consists of solar energy sold to customers under long term Power Purchase Agreements (PPAs), which generally have a term of 25 years. The Company’s customers are generally the Government of India, power distribution companies and, to a lesser extent, commercial and industrial enterprises.

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The company recognizes revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through March 31, 2020, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

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

The Company adopted “ASC Topic 606” Revenue from Contracts with Customers, being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted the guidance effective April 1, 2018 using the modified retrospective approach, which was applied to those contracts which were not completed as of April 1, 2018. Under Topic 606, total consideration for PPAs with scheduled price changes (price escalation in a solar power plant with 50 MWs of operating capacity and price decrease in a solar power plant with 10 MWs of operating capacity) and for significant financing components, is estimated and recognized over the term of the agreement. Price escalations create an unbilled receivable and the price decreases create deferred revenue. The time value of the significant financing component is recorded as interest expense. The Company uses the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception and recognizes the revenue amount on a straight-line basis over the term of the PPAs, and interest expense using the effective interest rate method. The Company also recognizes incremental costs incurred to obtain a contract in Other Assets in the consolidated balance sheet. These amounts are amortized on a straight-line basis over the term of the PPAs, and are included as a reduction to revenue in the consolidated statements of operations.

The results of reporting periods beginning April 1, 2018, are presented in accordance with ASC Topic 606 and the prior period amounts are reported in accordance with ASC Topic 605, Revenue Recognition. Upon adoption of ASC Topic 606, and by availing the exemption under the modified retrospective approach, the Company recorded a cumulative adjustment to accumulated deficit amounting to INR 218 million (US$ 3.2 million) as of April 1, 2018, net of deferred tax effect and INR 100 million (US$ 1.4 million) was recorded as unbilled receivable, a reclassification of INR 146 million (US$ 2.1 million) from property plant and equipment relating to contract acquisition cost, and INR 416 million (US$ 6.0 million) as deferred revenue. Adoption of ASC Topic 606 did not result in any material impact in the Consolidated Statement of Operations and deferred tax asset or liability as the impact is reversed within the tax holiday period.

Contract balances

The following table provides information about receivables, unbilled receivables, contract acquisition cost and deferred revenue from customers as at March 31, 2019 and 2020, respectively.

	As at March 31,
	2019	2020	2020
	INR	INR	US$
	(In million)
Current assets
Accounts receivable, net	3,307	4,456	59.2
Non-current assets
Unbilled receivable	124	196	2.6
Contract acquisition cost	152	147	1.9
Current liabilities
Deferred revenue	99	110	1.5
Non-current liabilities
Deferred revenue	1,800	2,129	28.2

Movement in deferred revenue:

	As at March 31,
	2019	2020	2020
	INR	INR	US$
	(In million)
Beginning balance	—	1,899	25.2
Impact on adoption of the ASC Topic 606	1,500	—	—
Increased as a result of additional cash received against VGF	414	385	5.1
Deferred revenue recognized	84	73	1.0
Amount recognized into revenue	(99)	(118)	(1.6)
Ending balance	1,899	2,239	29.7

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

(r) Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and if applicable, lease costs etc.

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

(t) Share based compensation

The Company follows guidance under ASC Topic 718, Compensation — Stock Compensation, which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on their fair value. The Company recognizes compensation expense for equity share options net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is included in general and administrative expenses and recognized in the consolidated statements of operations based on awards ultimately expected to vest, except the cost of services which is initially capitalized by the Company as part of the cost of property, plant and equipment.

The Company recognizes compensation expense for SARs and RSUs based on the fair value of the amount payable to employees in respect of SARs and RSUs, which are settled in cash, with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to the payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs. Any changes in the fair value of the liability are recognized in consolidated statements of operations, except the cost of services which is initially capitalized by the Company as part of the cost of property, plant and equipment.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of SARs at each reporting date. The Company uses the market price of its equity share to determine the fair value of the RSUs at each reporting date.

Employee Stock Option

Effective November 2018, the Company revised the exercise price of 692,507 options from US$13.25 to US$ 11.90 per option. The impact to share-based compensation expense on account of the revision in the exercise price is not material. The share-based compensation expense related to share based compensation is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled INR 83 million and INR 17 million (US$ 0.2 million) for the years ended March 31, 2019 and 2020, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2020 was INR 13 million (US$ 0.2 million).

Stock Appreciation Rights

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totaled INR 169 million (US$ 2.2 million) for the year ended March 31, 2020. The amount of share-based compensation expense capitalized during the year ended March 31, 2020 was INR 104 million ($1.4 million).

Refer to Note 21 for details on the Share based compensation.

(u) Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

(v) Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures -, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels

• Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

Contracts designated as Cash Flow Hedge

Cash flow hedge accounting is followed for derivative instruments to mitigate the exchange rate risk on foreign currency denominated debt instruments. Changes in fair value of derivative contracts designated as cash flow hedges are recorded in other comprehensive income/(loss), net of tax, until the hedge transaction occurs. The Company evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis or as required. When the relationship between the hedged items and hedging instrument is highly effective at achieving offsetting changes in cashflows attributable to the hedged risk, the Company records in other comprehensive income the entire change in fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness. The cost of the hedge is recorded as an expense over the period of the contract on a straight-line basis.

Fair value hedges: hedging of foreign exchange exposure

Fair value hedge accounting is followed for foreign exchange risk with the objective to reduce the exposure to fluctuations in the fair value of firm commitments due to changes in foreign exchange rates.

Fair value adjustments related to non-financial instruments will be recognized in the hedged item upon recognition, and will eventually affect earnings as and when the hedged item is derecognized. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, will be recorded in in the consolidated balance sheet. The gain or loss on the hedging derivative in a hedge of a foreign-currency-denominated firm commitment and the offsetting loss or gain on the hedged firm commitment is recognized in earnings in the accounting period, post the recognition of the hedged item in the balance sheet.

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

(x) Segment information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the chief operating decision maker. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment: Sale of power. The Company’s principal operations, revenue and decision-making functions are located in India.

(y) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to (i) a 0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company, (ii) a 49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company, (iii) a 0.60% ownership interest in a subsidiary, a 100 MW Telangana power plant, not held by the Company and (iv) a 0.01% ownership interest in Azure Power India Private Limited* not held by the Company. As of March 31, 2020, the Company recorded a non-controlling interest amounting to INR 199 million (US$ 2.6 million) including INR 68 million (US$ 0.9 million) of net loss for the year ended March 31, 2020. As of March 31, 2019, the Company recorded a non-controlling interest amounting to INR 267 million including INR 60 million of net profit for the year.

* This remaining ownership by the founders is subject to an arbitration proceeding, refer to note 20.

During March 2019, the Company paid INR 1,474 million (US$ 21.2 million), to purchase a 48.37% ownership interest in a subsidiary, with a 150 MW Punjab project, which was not held by the Company previously.

(z) Redeemable non-controlling interest

During the year ended March 31, 2018, the Company bought the equity interest held by the investor in the subsidiary for consideration of INR 397 million. The Company has adjusted the carrying amount of the redeemable non-controlling interest to the redemption value on the date of transaction and upon completion of the transaction, the Company owns 100% of the power plant.

(aa) Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which addresses specific issues related to expected recoveries, troubled debt restructurings, accrued interest receivables and financial assets secured by collateral. In February 2020, the FASB issued ASU 2020-02, "Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842)", which amends the language in Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements and the company will continue to monitor the impact, since the economic impact from the COVID-19 pandemic is still evolving.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", including certain transitional guidance and subsequent amendments including amendments to presentation and disclosure guidance within ASU 2019-04 (collectively, "ASU 2017-12"). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The Company early adopted the guidance under ASU 2017-12 during the year ending March 31, 2018 and designated certain derivative contracts entered during the period as cash flow hedges. The Company classifies the derivative contracts as cash flow hedge and undesignated contracts. ASU 2019-04 is effective for the first annual period beginning after April 25, 2019, with early adoption permitted. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 and ASU 2017-12 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements and the company will continue to monitor the impact, since the economic impact from the COVID-19 pandemic is still evolving.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. The ASU eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 will be effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides companies with optional financial reporting alternatives to reduce the cost and complexity associated with the accounting for contracts and hedging relationships affected by reference rate reform. The guidance applies to contracts that:

–	reference LIBOR or another rate that is expected to be discontinued as a result of rate reform; and
–	have modified terms that affect, or have the potential to affect, the amount and timing of contractual cash flows resulting from the discontinuance of the reference rate.

The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has completed preliminary assessment for evaluating the impact of the guidance and concluded that its adoption will not have a material impact on the Company’s future financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

(ab) Impact of COVID-19 Pandemic

The Company has considered internal and external information in the preparation of the financial statements including the economic outlook and believes that it has taken into account the possible impact of currently known events arising out of the COVID-19 pandemic. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration. The Company will continue to monitor any material changes to future economic conditions.

COVID-19 impact on Revenue:

The Company has received Force Majeure notices from various power distribution companies (“DISCOMs”) stating their inability to perform their obligations under the terms of the PPA due to COVID-19. However, the Ministry of New and Renewable Energy (“MNRE”) had sent a directive to all state DISCOMs to reiterate that all renewable energy facilities in India have been granted "must run" status and this status of "must run" remains unchanged. As such, the force majeure notices from the DISCOMs have no legal effect. The Company’s power plants have remained operational as electricity generation is designated as an essential service in India. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration.

COVID-19 impact on Accounts receivables:

The Company has provided for the receivables which have been overdue and where full collection is not expected. Based on the Company’s current collection experience, the Company has not seen a material impact on accounts receivables collections due to COVID-19. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration, the company continues to monitor the situation.

COVID-19 impact on Property plant and equipment and Impairment consideration:

The Company has assessed that there is no material impact on the operations, as the power plants have been operating effectively during lockdown, however an extended lockdown may impact the provision of certain maintenance activities.

The Company has assessed the recoverability of its assets for operational plants and under-construction plants and no impairment considerations are noted at year end. The MNRE vide its office memorandum dated April 17, 2020 has provided blanket extension on account of disruption of the supply chain and suitable extension of time for renewable energy projects to the Companies affected by COVID-19 and states that the extension due to the lockdown caused by COVID-19 shall be treated as “Force Majeure” .

Based on the level of its current operations, the Company believes that there is currently no material impact on property, plant and equipment due to COVID-19. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration, the company continues to monitor the situation.

3. Cash and cash equivalents

Cash and cash equivalents consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Bank deposits	2,542	2,902	38.5
Term deposits	7,996	6,890	91.4
Total	10,538	9,792	129.9

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Bank deposits	2,168	4,877	64.7
Term deposits	1,280	848	11.2
	3,448	5,725	75.9
Restricted cash — current	2,168	4,877	64.7
Restricted cash — non-current	1,280	848	11.2

5. Accounts receivable

Accounts receivable, net consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Accounts receivable (1)	3,347	4,702	62.4
Less: Allowance for doubtful accounts	(40)	(246)	(3.2)
Total	3,307	4,456	59.2

(1) Includes INR 1,138 million and INR 1,394 million (US$ 18.5 million) of unbilled receivables for the year ended March 31, 2019 and 2020, respectively.

Activity for the allowance for doubtful accounts is as follows:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Balance at the beginning of the year	129	40	0.5
Provision created	40	241	3.2
Provision written off	(129)	(35)	(0.5)
Balance at the end of the year	40	246	3.2

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Derivative asset - current (Note 23)	—	672	8.9
Interest receivable on term deposits	243	236	3.1
Balance with statutory authorities	746	504	6.7
Prepaid bank guarantee charges	76	88	1.2
Prepaid insurance and other expenses	146	61	0.8
Advance to suppliers	110	39	0.5
Other	59	19	0.3
Total	1,380	1,619	21.5

7. Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	Estimated	As of March 31,
	Useful Life	2019	2020	2020
	(in years)	(INR)	(INR)	(US$)
	(In million)
Plant and machinery (solar power plants)	25-35	70,028	90,995	1,207.0
Leasehold improvements — solar power plant	25-35	4,392	5,483	72.7
Furniture and fixtures	5	11	12	0.2
Vehicles	5	70	69	0.9
Office equipment	1-5	20	27	0.4
Computers	3	67	91	1.2
Leasehold improvements — office	1-3	117	126	1.7
		74,705	96,803	1,284.1
Less: Accumulated depreciation		6,460	9,246	122.6
		68,245	87,557	1,161.5
Freehold land		2,483	2,910	38.6
Construction in progress		12,717	5,526	73.3
Total		83,445	95,993	1,273.4

Depreciation expense on property, plant and equipment was INR 1,862 million, INR 2,114 million and INR 2,808 million (US$ 37.2 million) for the years ended March 31, 2018, 2019 and 2020, respectively.

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels. Since the Company has revised the useful life effective October 1, 2018, this had resulted in reduction of depreciation and amortization expense by INR 267 million (US$ 3.9 million) during the year ended March 31, 2019.

The Company has received government grants for the construction of rooftop projects amounting to INR 30 million and INR 34 million (US$ 0.5 million) for the years ended March 31, 2019 and 2020, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related rooftop projects.

8. Software, net

	Estimated	As of March 31,
	Useful Life	2019	2020	2020
	(in years)	(INR)	(INR)	(US$)
	(In million)
Software licenses and related implementation costs	3 Years	122	165	2.2
Less: Accumulated amortization		58	110	1.5
Total		64	55	0.7

Aggregate amortization expense for software was INR 12 million, INR 23 million and INR 52 million (US$ 0.7 million) for the years ended March 31, 2018, 2019 and 2020, respectively.

Estimated amortization expense for the years ending March 31, 2021, 2022 and 2023 is INR 33 million, INR 19 million, and INR 3 million respectively.

9. Other assets

Other assets consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Prepaid income taxes	307	593	7.9
Derivative asset (Note 23)	2,220	6,292	83.5
Interest receivable on term deposits	67	95	1.3
Security deposits	402	411	5.5
Land use rights (1)	330	—	—
Contract acquisition cost	152	147	1.9
Unbilled receivables	124	196	2.6
Prepaid debt financing cost	594	364	4.8
Other	72	17	0.2
Total	4,268	8,115	107.7

(1) Land use rights have been reclassified to Right-of-use assets on adoption of ASC Topic 842 effective from April 1, 2019. Refer note 2(k) and note 18.

10. Investment in equity investee

Investment in equity investee, consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In thousand)
Investment in associate	—	26	0.3
Total	—	26	0.3

During the year, Azure Power India Private Limited won a tender issued by Solar Energy Corporation of India Limited (SECI) during December 2019 pursuant to which Azure Power India Private Limited has agreed to a firm purchase commitment with a solar module manufacturer to procure 2,800 MWs of modules. Pursuant to the terms of the tender, Azure Power India Private Limited has entered into a joint venture agreement on January 6, 2020 with a third party to establish a manufacturing facility with a capacity of manufacturing 500 MW Solar PV Modules per annum.

Accordingly, the Company has invested INR 0.026 million (US$ 0.0003 million) to acquire 26% of the equity shares in a newly formed company incorporated as part of the joint venture agreement to establish a manufacturing facility (investee) and is committed to further invest 26% of the equity required for construction of the manufacturing facility, and procure modules, in compliance with the terms of the aforementioned tender.

11. Other current liabilities

Other current liabilities, consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Derivative liability	185	669	8.9
Provision for employee benefits	16	14	0.2
Payable for share based payments	—	78	1.0
Payable to statutory authorities	250	176	2.3
Payable for property, plant and equipment	1,329	282	3.7
Other payables	522	801	10.6
Total	2,302	2,020	26.7

12. Long term debt

Long term debt, consists of the following:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Secured term loans:
Foreign currency loans	45,124	71,944	954.3
Indian rupee loans	23,813	16,945	224.8
	68,937	88,889	1,179.1
Other secured bank loan:
Vehicle loan	10	-	-
Total debt	68,947	88,889	1,179.1
Less current portion	7,289	2,303	30.5
Long-term debt	61,658	86,586	1,148.6

Foreign currency term loans

5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260 million net of discount of INR 9 million at 0.03% and issuance expense of INR 586 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes are payable on a semi-annual basis and the principal amount is payable in November 2022. As of March 31, 2020, the net carrying value of the Green Bonds as on March 31, 2020 was INR 37,318 million (US$ 495.0 million). The Company had guaranteed the principal and interest repayments to the investors; however, the guarantee was cancelled upon the Company satisfying certain financial covenants, on the basis of the financial statements for the year ended March 31, 2019. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

5.65% Senior Notes

During the year ended March 31, 2020, Azure Power Solar Energy Private Limited (one of the subsidiaries of APGL) issued 5.65% US$ denominated Senior Notes (“5.65% Senior Notes” or “Green Bonds”) and raised INR 24,400 million net of discount of INR 7 million at 0.03% and issuance expense of INR 397 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of March 31, 2020, the net carrying value of the Green Bonds was INR 26,001 million (US$ 344.9 million). The Company has guaranteed the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited.

Indian Rupee Non-Convertible Debentures

During the year ended March 31, 2018, the Company issued Non-Convertible Debentures in one of its subsidiaries and borrowed INR 1,865 million, net of issuance expense of INR 35 million. The debentures carry an interest rate of 12.30% per annum. The debentures are repayable in 11 equalized semi-annual instalments beginning September 2022 until September 2027 and interest payments are payable semi-annually and commenced March 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of March 31, 2020, the net carrying value of the Non-Convertible Debentures was INR 1,868 million (US$ 24.8 million).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in one of its subsidiaries and borrowed INR 1,478 million, net of issuance expense of INR 22 million which has been renewed during the year with additional issuance expense of INR 25 million (US$ 0.3 million). The debentures carry an interest rate of 10.50% per annum. The debentures are repayable on the expiry of a period of 15 months from the date of allotment and interest payments are payable every three months and commenced December 2019. The Non-Convertible Debentures are collateralized with the shares of eight of the Company’s subsidiaries in terms of the debentures deed and total assets of one of its subsidiaries with a net carrying value of INR 1,688 million (US$ 22.4 million) and a charge over loans and advances amounting to INR 758 million (US$ 10.0 million).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of its subsidiaries and borrowed INR 548 million, net of issuance expense of INR 14 million. The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. During the year ended March 31, 2020, the Company issued further Non-Convertible Debentures in four of its subsidiaries and borrowed INR 439 million (US$ 5.8 million), net of issuance expenses of INR 19 million (US$ 0.3 million) under the same facility. The debentures carry an interest rate of 9.85% to 10.87% per annum. The debentures are repayable starting October 2024 and interest payments are payable every three months commencing from March 2020. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of related subsidiary within the group with a net carrying value of INR 3,508 million (US$ 46.5 million). As of March 31, 2020, the net carrying value of the Non-Convertible Debentures was INR 988 million (US$ 13.1 million). As of March 31, 2020, the Company was not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non-compliance prior to the issuance of these financial statements.

Project level secured term loans

Foreign currency loans

The net carrying value of the loan as of March 31,2020 is INR 3,059 million (US$ 40.6 million), which was borrowed for the financing of a 35 MW solar power project, which carries a fixed interest rate of 4.07% per annum. The loan is repayable in 36 semi-annual instalments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of INR 2,514 million (US$ 33.3 million) as of March 31, 2020.

The net carrying value of the loan of INR 49 million (US$ 0.6 million) as of March 31, 2020 was borrowed for financing future rooftop solar power projects, which carries a fixed interest rate of 4.42% per annum. The loan is repayable in 54 quarterly instalments which commenced from October 15, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 59 million (US$ 0.8 million) as of March 31, 2020. As of March 31, 2020, the Company was not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non -compliance prior to the issuance of these financial statements.

During the year ended March 31, 2019, the Company borrowed INR 4,675 million as a project level bridge loan facility for the financing of a 260 MW solar power project. The facility carries a variable annual interest rate of LIBOR + 1.5% determined on semi-annual basis. The loan has been repaid during the year.

During the year ended March 31, 2019, the Company borrowed INR 552 million, as project level financing for some of its rooftop projects. During the year ended March 31, 2020, the Company further borrowed INR 135 million (US$ 1.8 million) and INR 271 million (US$ 3.6 million) under the same facility. These facilities carry an annual interest rate of LIBOR + 2.75%. The facility is repayable starting October 2024 and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 3,508 million (US$ 46.5 million). The net carrying value of the loan as of March 31, 2020 is INR 978 million (US$ 13.0 million). As of March 31, 2020, the Company was not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non-compliance prior to the issuance of these financial statements.

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling INR 304 million and INR 936 million (US$ 12.4 million) at March 31, 2019 and March 31, 2020, respectively, are classified as restricted cash on the consolidated balance sheets.

Indian rupee loans

The net carrying value of the loan as of March 31, 2020 is INR 468 million (US$ 6.2 million), borrowed for financing of a 5 MW solar power project, which has been refinanced during the year ended March 31, 2020, from L&T Infra Debt Fund Limited and unamortized carrying value of ancillary cost of borrowing was expensed. The loan carries a fixed rate of 9.70% per annum. The loan is repayable in 49 quarterly instalments commenced December 31, 2019. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 528 million (US$ 7.0 million) as of March 31, 2020.

The net carrying value of the loan as of March 31, 2020 is INR 82 million (US$ 1.1 million), borrowed for the financing of a 2.5 MW solar power project. The interest rate as of March 31, 2020 was 12.16% per annum. The loan is repayable in 29 semi-annual instalments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 123 million (US$ 1.6 million) as of March 31, 2020.

The net carrying value of the loan as of March 31, 2020 is INR 1,267 million (US$ 16.8 million), borrowed for financing of a 30 MW solar power project from a consortium of bank led by Yes Bank, which carries a floating rate of interest at a respective lender’s lending rate plus 1.5% per annum. The loan is repayable in 58 quarterly instalments commenced December 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,545 million (US$ 20.5 million) as of March 31, 2020.

The loan borrowed for financing of a 28 MW solar power project amounting to INR 1,408 million as at March 31, 2019, which was refinanced from L&T Finance and United Bank of India during August 2016. The floating interest rate for L&T Finance was L&T PLR less spread 4.9% (as on date of disbursement) and for United Bank of India, the rate was at L&T PLR less 4.5%, with the interest being fixed for first 5 years. The loan has been repaid during the year.

During the year ended March 31, 2018, the Company borrowed INR 413 million for financing of a 14 MW solar power project from Indusind Bank. The annual floating interest rate is MCLR plus 1.45%. The loan has been repaid during the year.

During the year ended March 31, 2018, the Company borrowed INR 1,614 million for financing of a 40 MW solar power project from Indian Renewable Energy Development Agency (IREDA). The floating interest rate at rate of interest for Grade-III borrower as per credit risk rating system of IREDA and external grading of Grade-III. The loan has been repaid during the year.

During the year ended March 31, 2018, the Company borrowed INR 375 million for financing of a 7 MW solar power project from PTC India Financial Services (“PFS”). The floating annual interest rate at PFS reference rate less 3.5%. The loan has been repaid during the year.

The net carrying value of the loan as of March 31, 2020 is INR 2,099 million (US$ 27.8 million), borrowed for financing of a 50 MW solar power project, which has been refinanced from TATA Capital Financial Services Limited and unamortized carrying value of ancillary cost of borrowing was expensed. The annual floating interest rate at TCCL Prime Lending Rate less 6.3%. The loan is repayable in 71 quarterly instalments and commenced March 31, 2020. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,700 million (US$ 35.8 million) as of March 31, 2020.

During the year ended March 31, 2018, the Company borrowed INR 2,287 million for financing of a 50 MW solar power project, from PTC India Financial Services. The annual floating interest rate was at the PFS reference rate less 3.25%. During March 2019, the loan amount of INR 1,500 million was refinanced from Tata Cleantech Capital Limited (“TCCL”). The annual floating interest rate was at TCCL Prime Lending Rate less 4.9%. The loan has been repaid during the year.

The net carrying value of the loan as of March 31, 2020 is INR 427 million (US$ 5.6 million), borrowed for financing of a 10 MW solar power project, from REC Limited (formerly known as Rural Electrification Corporation Limited) (‘REC’). The rate of interest shall be applicable for a Grade-III borrower for the financing and will reset after 10 years. The floating interest rate is at the REC lending rate. The loan is repayable in 60 quarterly instalments and commenced June 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 581 million (US$ 7.7 million) as of March 31, 2020.

The net carrying value of the loan borrowed for financing a 100 MW solar power project as of March 31, 2020 is INR 5,321 million (US$ 70.6 million). The floating interest rate at Grade-II as per IREDA. The loan is repayable in 73 quarterly instalments and commenced June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 5,245 million (US$ 69.6 million) as of March 31, 2020.

During the year ended March 31, 2019 and March 31, 2020, the Company borrowed INR 1,070 million and INR 400 million (US$ 5.3 million), respectively, for financing a 200 MW solar power project from Yes Bank. The annual floating interest rate is at MCLR plus 0.55%. The loan is repayable in 74 quarterly instalments and commenced March 2020. The borrowing is collateralized by the underlying under construction solar power project assets with a net carrying value of INR 9,262 million (US$ 122.9 million) as of March 31, 2020. The net carrying value of the loan as of March 31, 2020 is INR 1,399 million (US$ 18.5 million).

During the year ended March 31, 2019, the Company borrowed INR 3,530 million for financing a 100 MW solar power project, from L&T Finance. The loan has been repaid during the year.

During the year ended March 31, 2019, the Company borrowed INR 124 million (US$ 1.8 million) as an External Commercial Borrowings for some of its rooftop projects. These facilities carry an interest rate of 10.74% and interest payments are payable every three months which commenced April 2019. The borrowing is collateralized by first ranking pari paasu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 3,028 million (US$ 40.2 million) as of March 31, 2020. The loan is repayable on October 15, 2024. The net carrying value of the loan as of March 31, 2020 is INR 121 million (US$ 1.6 million). As of March 31, 2020, the Company was not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non-compliance prior to the issuance of these financial statements.

During the year ended March 31, 2020, the Company borrowed INR 463 million (US$ 6.1 million) as a project level financing for financing of a 16 MW solar power project from the State Bank of India (‘SBI’). These facilities carry an annual interest rate of MCLR + 0.35%. The loan is repayable in 52 quarterly installments commencing June 2020. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 701 million (US$ 9.3 million) as of March 31, 2020. The net carrying value of the loan as of March 31, 2020 is INR 453 million (US$ 6.0 million).

During the year ended March 31, 2020, the Company borrowed INR 1,000 million (US$ 13.3 million) for financing of its 90 MW solar project from REC. The rate of interest shall be applicable for a Grade-III borrower and will reset after 1 year. The floating interest rate is at the REC lending rate. The loan is repayable in 204 monthly instalments commencing April 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 918 million (US$ 12.2 million) as of March 31, 2020. The net carrying value of the loan as of March 31, 2020 is INR 993 million (US$ 13.1 million).

As of March 31, 2020, the Company has unused commitments for long-term financing arrangements amounting to INR 19,360 million (US$ 256.8 million) for solar power projects.

Trade credit

As of March 31, 2020, the Company has multiple buyer’s credit facilities amounting to INR 4,236 million (US$ 56.2 million) including INR 2,641 million (US$ 35.0 million) availed during the year ended March 31, 2020. These facilities carry a floating interest rate of LIBOR+ 0.38%-0.50%, for its solar power projects. The trade credits shall to be repaid in 2.7 -2.8 years from the date of shipment with semi-annual interest payments.

As of March 31, 2020, the Company has buyer’s credit facility amounting to INR 303 million (US$ 4.0 million), for some of its operational SPV’s, entered during the year ended March 31, 2019. These facilities carry a floating interest rate of six months LIBOR plus 0.8% spread.

Short term credit

During the year ended March 31, 2019, the Company entered into separate revolving credit facilities in the amount of INR 500 million, INR 2,500 million and INR 1,950 million, which were closed in October, November and August 2019, respectively.

For the year ended March 31, 2020, the Company entered into a working capital facility in the amount of INR 1,690 million. The Company has drawn the entire facility during the year out of which INR 709 million was repaid as of March 31, 2020. Borrowings under this facility are repayable within 12 months of disbursement, unless renewed by the lenders thereafter, and the facility will be available until July 2022. The facility bears an interest rate of 10.15% per annum. The unamortized balance of debt financing cost as of March 31, 2020 is INR 6 million (US$ 0.1 million).

These aforementioned loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances.

As of March 31, 2020, the Company was in compliance with the financial covenants or remediated the non-compliance prior to the issuance of these financial statements.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends, if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends out of restricted cash.

The carrying value of debt financing costs as on March 31, 2019 and 2020 was INR 851 million and INR 1,145 million (US$ 15.2 million), respectively, for the above loans, which is amortized over the term of the contract using the effective interest rate method.

As of March 31, 2020, the aggregate maturities of long-term debt are as follows:

	Annual maturities (1)
As of March 31,	INR	US$
	(In million)
2021	2,338	31.0
2022	5,472	72.6
2023	38,973	517.0
2024	1,150	15.3
2025	29,829	395.7
Thereafter	12,266	162.6
Total: aggregate maturities of long-term debt	90,028	1,194.2
Less: carrying value of unamortized debt financing costs	(1,139)	(15.1)
Net maturities of long-term debt	88,889	1,179.1
Less: current portion of long-term debt	(2,303)	(30.5)
Long-term debt	86,586	1,148.6

(1)  Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of March 31, 2020 as per Reserve Bank of India.

13. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power (“Tax Holiday Period”). However, the exemption is only available to the projects completed on or before March 31, 2017. The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Company generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates.

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

The provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2018	2019	2020	2020
	INR	INR	INR	US$
	(In million)
Current tax expense/(benefit) (1)	(117)	128	120	1.6
Withholding tax on interest on Inter-Company debt related to green bonds	133	192	258	3.4
Deferred income tax expense/(benefit)	(269)	(167)	111	1.5
Total	(253)	153	489	6.5

(1) Current tax on profit before tax.

Income/(loss) before income taxes is as follows:

	March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
	(In million)
Domestic operations	62	262	326	4.3
Foreign operations	(1,337)	29	(2,174)	(28.8)
Total	(1,275)	291	(1,848)	(24.5)

Net deferred income taxes on the consolidated balance sheet is as follows:

	March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets	2,735	2,422	32.1
Less: valuation allowance	(328)	(217)	(2.9)
Net deferred tax assets	2,407	2,205	29.2
Deferred tax liability	2,054	2,622	34.8

At March 31, 2020, the Company performed an analysis of the deferred tax asset valuation allowance. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of March 31, 2020. Change in the valuation allowance for deferred tax assets as of March 31, 2019 and March 31, 2020 is as follows:

	March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Opening valuation allowance	715	328	4.4
Movement during the Year	(387)	(111)	(1.5)
Closing valuation allowance	328	217	2.9

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets:
Net operating loss (1)	1,429	4,926	65.3
Tax on Inter — Company margin	205	55	0.7
Deferred revenue	316	377	5.0
Asset retirement obligation	141	179	2.4
Depreciation and amortization	828	288	3.8
Minimum alternate tax credit	767	643	8.5
Other deductible temporary difference	97	336	4.5
Valuation allowance	(328)	(217)	(2.9)
Deferred tax liabilities:
Depreciation and amortization	(2,790)	(6,033)	(80.0)
Other comprehensive income	(312)	(971)	(12.9)
Net deferred tax (liability) asset	353	(417)	(5.6)

(1)	Includes deferred tax on unabsorbed depreciation that can be carried forward indefinitely for set off as per income tax laws.

APGL, the holding company and two of its subsidiaries incorporated in Mauritius have applicable income tax rate of 15%. However, the group's significant operations are based in India and are taxable as per Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered. The effective income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes and is as follows:

	For the Year ended March 31,
	2018		2019		2020
	Tax (INR)%		Tax (INR)%		Tax (INR)%		US$
	(In million except for %)
Statutory income tax (benefit)/expense	(446)	(34.94)%	102	34.94%	(646)	34.94%	(8.6)
Temporary differences reversing in the Tax Holiday Period	334	26.12%	304	(103.92)%	(386)	20.88%	(5.0)
Impact of changes in tax rate	113	8.83%	—	—	3	(0.16)%	0.0
Permanent timing differences	117	9.16%	29	9.92%	1,327	(71.81)%	17.6
Valuation allowance created / (reversed) during the year	(452)	(35.41)%	(387)	(112.73)%	(111)	6.03%	(1.5)
Other difference	81	6.38%	105	224.03%	302	(16.34)%	4.0
Total	(253)	(19.86)%	153	52.24%	489	(26.46)%	6.5

The Taxation Laws (Amendment) Act, 2019 has brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act have decided not to opt for this lower tax benefit and have continued under the old regime For the fiscal year ended March 31, 2020, the statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary. Based on future projection of Azure Power India Private Limited, management has decided to claim lower tax rate under the new regime from FY 2033-34 onwards.

Accordingly, the above adoption resulted in the remeasurement of deferred tax balances impacted by the change in regime. Deferred tax assets and deferred tax liabilities have been reduced by INR 281 million (US$ 3.7 million) and INR 278 million (US$ 3.7 million) respectively having a net impact of INR 3 million (US$ 0.0 million) in the current year financial statements.

As of March 31, 2018, 2019, and 2020, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely.

14. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
	(In million)
Interest expense:
Term loans	5,094	5,469	7,655	101.5
Bank charges and other (1)	750	485	871	11.6
	5,844	5,954	8,526	113.1
Interest income:
Term and fixed deposits	509	932	564	7.5
Investments in held-to-maturity securities	0	0	0	0.0
	509	932	564	7.5
Total	5,335	5,022	7,962	105.6

(1)

Bank charges and other includes amortization of debt financing costs of INR 748 million, INR 267 million and INR 709 million (US$ 9.4 million) for the years ended March 31, 2018, 2019 and 2020, respectively, and includes debt financing costs written off related to the debt refinancing amounting to INR 522 million, INR Nil and INR 271 million (US$ 3.6 million), respectively.

15. Loss/(gain) on foreign currency exchange

Loss/(gain) on foreign currency exchange consists of the following:

	Year ended March 31,
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
	(In million)
Unrealized loss on foreign currency loans	12	226	258	3.4
Realized (gain) loss on foreign currency loans	(74)	(48)	18	0.2
Unrealized loss on derivative instruments	46	21	—	—
Realized loss on derivative instruments	32	49	109	1.4
Other loss on foreign currency exchange	30	193	127	1.7
Total	46	441	512	6.7

16. Equity shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2019, and 2020, there were 41,040,028 and 47,650,750 equity shares issued and outstanding.

	As of March 31,
	2019	2019	2020	2020
	Number of shares	INR in thousands	Number of shares	INR in thousands
Issued:
Outstanding and fully paid:
Equity shares of US$ 0.000625 par value each
Beginning balance	25,996,932	1,076	41,040,028	1,773
Issuance of new shares (1)	14,915,542	691	6,493,506	287
Exercise of ESOPs (2)	127,554	6	117,216	5
Ending balance	41,040,028	1,773	47,650,750	2,065

(1) During the year ended March 31, 2020, the Company made a US$75.0 million private placement and issued 6,493,506 equity shares at US$ 11.55 per share to Caisse de depot et placement du Quebec (CDPQ), a shareholder with an 41.4% holding in the Company prior to the private placement resulting in net proceeds of INR 5,317 million (US$ 70.5 million). The proceeds from the private placement have been invested in AZI and pursuant to this investment in AZI, the company’s ownership increased from 97.20% to 99.99%*.

During the year ended March 31, 2019, the Company issued 14,915,542 shares at US$ 12.50 per share, during its Follow-on Public Offering (FPO). The Company incurred underwriter fees, legal expenses, printing costs and other costs directly relating to its FPO of US$ 3.5 million, the Company accounted for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares. These costs were applied against the proceeds from the FPO. The FPO resulted in aggregate proceeds of INR 13,637 million (US$ 183.0 million), net of issuance expense.

* The remaining ownership by the founders is subject to an arbitration proceeding, refer note 20.

(2) Refer Note 21 for details of ESOPs exercised during the year.

Accumulated other comprehensive loss

The following represents the changes and balances to the components of accumulated other comprehensive loss:

	Foreign currency translation, net of taxes	Cashflow Hedge, net of taxes	Unrealized (loss)/gain on Available-for-Sale Securities, net of taxes	Total accumulated other comprehensive loss, net of taxes
	(INR)	(INR)	(INR)	(INR)
	(In million)
Balance as of March 31, 2017	18	—	22	40
Adjustments during the year	(546)	210	1	(335)
Balance as of March 31, 2018	(528)	210	23	(295)
Adjustments during the year	(2,343)	1,913	(23)	(453)
Balance as of March 31, 2019	(2,871)	2,123	—	(748)
Adjustments during the year	(4,811)	3,622	—	(1,189)
Balance as of March 31, 2020	(7,682)	5,745	—	(1,937)
Balance as of March 31, 2020 ((US$) (Note 2(d))	(101.9)	76.2	—	(25.7)

17. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings Per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net profit/loss attributable to APGL equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

Net (loss)/profit per share is presented below:

	Year ended March 31
	2018	2019	2020	2020
	(INR)	(INR)	(INR)	(US$)
	(amounts in millions, except share and per share data)
Net (loss)/profit attributable to APGL	(821)	78	(2,269)	(30.0)
Add: Accretion of redeemable non-controlling interest	(6)	—	—	—
Net (loss)/profit attributable to APGL equity shareholders (A)	(827)	78	(2,269)	(30.0)
Shares outstanding for allocation of undistributed income:
Equity shares	25,996,932	41,040,028	47,650,750	47,650,750
Weighted average shares outstanding
Equity shares – Basic (B)	25,974,111	33,063,832	43,048,026	43,048,026
Equity shares – Diluted (C)	25,974,111	33,968,127	43,048,026	43,048,026
Net (loss)/profit per share — basic and diluted
Equity earnings/(loss) per share – Basic (D=A/B)	(31.84)	2.37	(52.71)	(0.70)
Equity earnings/(loss) per share – Diluted (E=A/C)	(31.84)	2.31	(52.71)	(0.70)

Refer to Note 16 for details of shares issued.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 1,058,527 and 870,065 for years ended March 31, 2018 and 2020, respectively.

18. Leases

The Company has several non-cancellable operating leases, primarily for construction of solar power plants and for office facilities, warehouses, and office space that have a lease term ranging between 3 to 35 years which is further extendable on mutual agreement by both lessor and lessee. The Company has considered the renewal options in determining the lease term to the extent it was reasonably certain to exercise those renewal options and accordingly, associated potential option payments are included as part of lease payments.

The components of lease cost for the year ended March 31, 2020 were as follows:

	Amount (INR)	US$
	(In million)
Operating lease cost	540	7.2
Short-term lease cost (1)	15	0.2
Total lease cost	555	7.4

(1)	Refer note 2(k) for details of short-term lease exception elected by the Company on adoption of ASC Topic 842.

Amounts reported in the consolidated balance sheet as of April 1, 2019 and March 31, 2020 were as follows:

	As at April 1,	As at March 31,	As at March 31,
	2019	2020	2020
	INR	INR	US$
	(In million)
Non-current assets
Right-of-use assets	3,182	4,434	58.8
Non-current liabilities
Lease liabilities	2,939	3,592	47.6
Current liabilities
Lease liabilities	—	256	3.4
Total operating lease liabilities	2,939	3,848	51.0

Other information related to leases as of March 31, 2020 was as follows:

	Amount (INR)	US$
	(In million)
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	342	4.5
Weighted average remaining lease term	31 years
Incremental borrowing rate	10%

Maturities of lease liabilities under non-cancellable leases as of March 31, 2020 are as follows:

Year ended March 31,	Amount (INR)	US$
	(In million)
Fiscal 2021	357	4.7
Fiscal 2022	366	4.9
Fiscal 2023	376	5.0
Fiscal 2024	393	5.2
Fiscal 2025	404	5.4
Thereafter	11,845	157.1
Total undiscounted lease payments	13,741	182.3
Less: Imputed interest	9,893	131.3
Total lease liabilities	3,848	51.0

Information as of and for the year ended March 31, 2019:

Minimum lease payments under operating leases were recognized on a straight-line basis over the term of the lease. Rent expense for operating leases for the years ended March 31, 2019 was INR 324 million.

Future minimum lease payments under non-cancellable operating leases as of March 31, 2019 are:

Year ended March 31,	Amount (INR)	US$
	(In million)
Fiscal 2020	251	3.6
Fiscal 2021	189	2.7
Fiscal 2022	170	2.5
Fiscal 2023	175	2.6
Fiscal 2024	181	2.6
Thereafter	5,819	84.1
Total	6,785	98.1

19. Commitments, guarantees and contingencies

Capital commitments

As at March 31, 2020, the commitments for the purchase of property, plant and equipment were INR 6,298 million (US$ 83.5 million).

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA and such outstanding guarantees are INR 3,718 million (US$ 49.3 million) as of March 31, 2020.

Further, INR 372 million (US$ 4.9 million) is in relation to commissioned plants which the Company expects to release within a year and INR 9 million (US$ 0.1 million) is bank guarantee towards other commitments.

The Company issued bank guarantees amounting to INR 1,040 million (US$ 13.8 million) as of March 31, 2020 to meet its Debt-Service Reserve Account (DSRA) requirements for its outstanding loans.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 812 million (US$ 10.8 million) as of March 31, 2020. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

Contingencies

As of March 31, 2020, the Company had a contingent of liability of INR 415 million (US$ 5.5 million) for projects completed beyond the contractually agreed dates. The Company has filed an appeal against such demands and has received a stay order from the appellant authorities. Management believes the reason for delay was not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, and therefore management believes that the Company will ultimately not be found liable for these assessments and has not accrued any amount with respect to these matters in its consolidated financial statements.

During the year, the Company received a demand of INR 120 million (US$ 1.6 million), related to services tax assessment through July 31, 2017. The company is contesting the demand and is confident that there should not be a tax outflow related to this claim.

Refer Note 20 for details of arbitration proceedings with the erstwhile CEO and erstwhile COO of the Company.

20. Related Party Disclosures

For the years ended March 31, 2018 and 2019, the Company incurred rent expense on office facilities and guest house facilities totaling INR 15 million and INR 3 million, respectively, where the lessors are related to the Ex-CEO and erstwhile COO and director of the Company. As of March 31, 2019, and 2020, the Company did not have any security deposits with these lessors. The contract for guest house facilities was cancelled with effect from March 29, 2019.

The Company has certain loan facilities with International Finance Corporation, which is a shareholder of the Company. The Company had drawn INR 504 million against these loan facilities through March 31, 2019, net of repayments. During the year ended March 31, 2020, the Company has drawn INR 262 million (US$ 3.5 million) against these loan facilities, net of repayments and has an outstanding loan against these facilities totaling INR 766 million (US$ 10.2 million) as of March 31, 2020, which includes a current portion of the loan totaling INR 9 million (US$ 0.1 million). The Company incurred INR 14 million, INR 21 million and INR 54 million (US$ 0.7 million) of interest expense for the years ended March 31, 2018, 2019 and 2020, respectively. The Company has outstanding interest accrued against these facilities totaling INR 11 million and INR 24 million (US$ 0.3 million) as of March 31, 2019 and 2020, respectively. These loans are also hedged with IFC with outstanding notional amount of US $ 13.4 million as of March 31, 2020.

Our Company and our subsidiary, Azure Power India Private Limited, are respondents in arbitration proceedings initiated by our former Chairman, CEO and Managing Director of the Company, Mr. Inderpreet Singh Wadhwa (“IW”) and former COO Mr. H.S Wadhwa (“HSW”), in relation to the purchase price of the shares of IW’s and HSW’s in Azure Power India Private Limited. The arbitration is being conducted under the Singapore International Arbitration Centre (SIAC) Rules, with the seat of arbitration in Singapore. Management strongly believes in the merits of our case; however, an unfavorable outcome in these proceedings could potentially have a material adverse effect on our results of operations, cash flows and financial condition. As management believes it will be successful in the arbitration, the Company has not accrued any amount with respect to this arbitration in its consolidated financial statements.

In addition, the Company and our subsidiary Azure Power India Private Limited are respondents to arbitration proceedings initiated by IW in relation to his transition agreement. The Company and IW have filed our claims and counter claims in relation to the matter in the arbitration. We continue to strongly believe in the merits of our case and are confident that the outcome will be favorable for us. The claim amount is not significant to our financial position. As management believes it will be successful in the arbitration, the Company has not accrued any amount with respect to this arbitration in its consolidated financial statements.

Refer Note 16 for equity shares issued during the year to Caisse de depot et placement du Quebec (CDPQ).

21. Share based compensation

The Company has a 2015 Stock Option Plan and 2016 Equity Incentive Plan and as amended in 2020 (collectively “ESOP Plans”) duly approved by the Board of Directors and had 2,023,744 stock options in the employee stock option pool as of March 31, 2020. Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

The Compensation Committee determines which employees are eligible to receive the equity awards, the number of equity awards to be granted, the exercise price, the vesting period and the exercise period. The vesting period will be decided by the Compensation Committee as and when any grant takes place. All options granted under these plans shall vest over a period of 4 years from the date of grant with 25% vesting at the end of year one, 25% vesting at the end of year two, 25% vesting at the end of year three and 25% vesting at the end of year four unless specified otherwise. Shares forfeited by the Company are transferred back to the employee stock pool and shall be available for new grants. During the year, due to the CDPQ acquiring the majority stake in the company which resulted in a change in the vesting schedule of ESOPs/SARs for certain senior employees from yearly vesting to monthly vesting for the grants made till the date of the event. In addition, for the CEO and COO of the company, one of the tranches vested immediately as per their employment agreements.

Options are deemed to have been issued under these plans only to the extent actually issued and delivered pursuant to a grant. To the extent that a grant lapses or the rights of its grantee terminate, any equity shares subject to such grant are again available for new grants.

The option grant price may be determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfillment of the performance and other conditions, if any, subject to when vesting shall take place and other terms and conditions thereto. The option grant can be exercised only by the employees of the Company.

Employee Stock Option Plan

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years, or July 20, 2025, or July 20, 2027, as the case may be, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the periods ending March 31, 2019 and March 31, 2020 is set out below:

	Number of shares	Weighted average exercise price in INR
Options outstanding as of March 31, 2019	1,493,237	726
Granted	25,760	918
Exercised	(117,216)	129
Forfeited	(531,716)	832
Expired	-	-
Options outstanding as of March 31, 2020	870,065	756
Vested and exercisable as of March 31, 2020	601,636	727

Options available for grant as of March 31, 2020 was 827,935 ESOPs.

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

The fair value of each share option granted to employees is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2019	2020
Dividend yield	0%	0%
Expected term (in years)	3.6 – 5.2	4.2 – 5.7
Expected volatility	25.9% - 30.9%	31.1% - 32.1%
Risk free interest rate	2.20% - 2.50%	0.47% - 0.62%

As of March 31, 2019, and 2020, the aggregate intrinsic value of all outstanding options was INR 83 million and INR 35 million (US$ 0.5 million), respectively.

The share-based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled, INR 25 million, INR 83 million and INR 17 million (US$ 0.2 million) for the years ended March 31, 2018, 2019 and 2020, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2020 was INR 13 million (US$ 0.2 million).

Unrecognized compensation cost for unvested options as of March 31, 2020 is INR 22 million (US$ 0.3 million), which is expected to be expensed over a weighted average period of 2.0 years.

The intrinsic value of options exercised during the year ended March 31, 2019, and March 31, 2020 was INR 34 million and INR 48 million (US$ 0.6 million).

During November 2018, the Company repriced the exercise price for 692,507 options, which were previously awarded to certain officers, employees and directors under the ESOP plans from US$ 13.25 to US$ 11.90 per share. All terms and conditions of the eligible options, including the vesting schedule, service condition and other terms remain the same. The impact of the repricing of the options has been considered in the company’s financial statements.

The intrinsic value per option at the date of grant during the years ended March 31, 2019 and 2020 is as follows:

Date of grant	No. of options granted*	Deemed fair value of equity shares (INR)	Intrinsic value per option at the time of grant (INR)	Valuation used
February 1, 2019	99,000	763	—	Market price
March 31, 2019	526,124	779	—	Market price
July 2, 2019	13,760	778	—	Market price
March 22, 2020	12,000	1,080	—	Market price

Stock Appreciation Rights (SARs)

The Company granted incentive compensation in the form of Stock Appreciation Rights (“SARs”), as defined in the Company’s 2016 Equity Incentive Plan, as amended in 2020, to its CEO and COO. The SARs have been granted in 3 tranches with maturity dates up to March 31, 2028.

A summary of SARs activity during the periods ending March 31, 2020 is set out below:

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2019	-	-
Granted	1,970,000	752
Exercised	-	-
Forfeited	-	-
Expired	-	-
Options outstanding as of March 31, 2020	1,970,000	752
Vested and exercisable as of March 31, 2020	350,000	722

The fair value of each SAR granted to employees is estimated at each reporting date using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2019	2020
Dividend yield	NA	0%
Expected term (in years)	NA	4.0 – 7.3
Expected volatility	NA	27.06% - 34.43%
Risk free interest rate	NA	0.15% - 0.58%

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totaled INR 169 million (US$ 2.2 million) for the year ended March 31, 2020. The amount of share-based compensation expense capitalized during the year ended March 31, 2020 was INR 104 million ($1.4 million). The carrying value of liability recorded for SARs as at March 31, 2020 is INR 273 million (US$ 3.6 million).

Unrecognized compensation cost for unvested SARs as of March 31, 2020 is INR 632 million (US$ 8.4 million), which is expected to be expensed over a weighted average period of 4.4 years.

The fair value per SAR at the date of grant during the year ended March 31, 2020 is as follows:

Date of grant	No. of SARs granted	Deemed fair value of SAR (INR)	Vesting period	Valuation used
July 18, 2019	200,000	722	February 2020	Market price
July 18, 2019	1,600,000	722	March 31, 2020 to July 31, 2027	Market price
March 30, 2020	170,000	1,069	March 31, 2021 to March 31, 2024	Market price

Restricted Stock Units (RSUs)

The Company granted restricted stock units of 10,920 equity shares to be settled into cash to some of its directors, pursuant to Restricted Stock Unit ESOP plans with maturity dates up to February 28, 2021.

A summary of RSUs activity during the periods ending March 31, 2020 is set out below:

Number of RSUs
RSUs outstanding as of March 31, 2019	-
Granted	10,920
Exercised	-
Forfeited	-
Expired	-
Options outstanding as of March 31, 2020	10,920
Vested and exercisable as of March 31, 2020	-

The fair value of each RSU granted to employees is estimated at each reporting date based on the current market price of the Company’s equity share.

The share-based compensation expense related to RSUs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totaled INR 5 million (US$0.1 million) for the year ended March 31, 2020. The carrying value of liability recorded for RSUs as at March 31, 2020 is INR 5 million (US$0.1 million).

22. Fair Value Measurements

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

Foreign exchange derivative contracts

The Company enters into foreign exchange option contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange option contracts by transacting with highly rated counterparties which are major banks. The Company uses valuation models to determine the fair value of the foreign exchange option contracts. The inputs considered include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying option contracts. The Company classifies the fair value of these foreign exchange option contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective option contracts.

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description
	(In million)
Assets
Non-Current assets
Fair valuation of swaps and options (INR)	2,220	—	2,220	—
Total assets (INR)	2,220	—	2,220	—
Total assets (US$)	32.1	—	32.1	—

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description
	(In million)
Liabilities
Current liabilities
Fair valuation of swaps and forward (INR)	185	—	185	—
Total Liabilities (INR)	185	—	185	—
Total Liabilities (US$)	2.7	—	2.7	—

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2020	(Level 1)	(Level 2)	(Level 3)
Description
	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	668	—	668	—
Forward exchange option contracts (INR)	4	—	4	—
Non-current assets
Fair valuation of swaps and options (INR)	6,177	—	6,177	—
Forward exchange derivative contracts (INR)	115	—	115	—
Total assets (INR)	6,964	—	6,964	—
Total assets (US$)	92.4	—	92.4	—

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2020	(Level 1)	(Level 2)	(Level 3)
Description
	(In million)
Non-current liabilities
Other Liabilities
Fair valuation of swaps and forward (INR)	29	—	29	—
Total Liabilities (INR)	29	—	29	—
Total Liabilities (US$)	0.4	—	0.4	—

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments and are classified as level 2. There have been no transfers between categories during the current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2019
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	38,422	38,657	559.0
Indian rupee loans	2,586	2,531	36.6

	As of March 31,
	2020
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	66,428	61,856	820.5
Indian rupee loans	3,445	3,398	45.1

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

The carrying value and fair value of the Company’s investment in the Bank of Mauritius notes, classified as  held to maturity securities is as follows:

	As of March 31,
	2020
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Non-current investments:
Fixed rate Bank of Mauritius notes	7	7	0.1

The Company uses the yield method to estimate the fair value of fixed rate Bank of Mauritius notes by using interest rate as an input. The carrying amount of the Company’s investment in fixed rate Bank of Mauritius notes approximate, their fair values relative to variable interest rates.

* Fair value measurement at reporting date using significant unobservable inputs (Level 3).

23. Derivative instruments and hedging activities

Option Contracts Undesignated as Hedge

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2019 and 2020:

	March 31, 2019			March 31, 2020
		Prepaid Expenses			Prepaid Expenses
	Notional	and Other Current Asset	Other	Notional	and Other Current Asset	Other
	Amount	(Fair value)	Assets	Amount	(Fair value)	Assets
	(US$)	(INR)	(INR)	(US$)	(INR)	(INR)
(In million)
Foreign currency option contracts	—	—	—	—	—	—

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2018, 2019 and 2020 aggregated INR 78 million, INR 70 million and INR 109 million (US$ 1.4 million), respectively.

Contracts designated as a Cashflow Hedge

The Company hedged the foreign currency exposure risk related to certain intercompany loans denominated in foreign currency through a call spread option with a full swap for coupon payments. The Company also availed trade credit facilities denominated in foreign currencies which were fully hedged through interest rate swaps. The foreign currency forward contracts and options were not entered into for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2020.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2019 and 2020:

March 31, 2019
	Notional	Current Liabilities	Other Assets	Other Assets
	Amount	(Fair value)	(Fair value)	(Fair value)
	(US$)	(INR)	(INR)	(US$)
(In million)
Foreign currency option contracts	500	—	2,220	32.1

March 31, 2019
	Notional	Current Liabilities	Other Assets	Current Liabilities
	Amount	(Fair value)	(Fair value)	(Fair value)
	(US$)	(INR)	(INR)	(US$)
(In million)
Fair valuation of swaps and forward	31	185	—	2.7

	March 31, 2020
	Notional	Current Liabilities	Prepaid expenses and other current assets	Prepaid expenses and other current assets
	(US$)	(INR)	(INR)	(US$)
	(In million)
Foreign exchange option contracts	2.6	—	4	0.0

	March 31, 2020
	Notional	Current Liabilities	Other Assets	Other Assets
	(US$)	(INR)	(INR)	(US$)
	(In million)
Fair valuation of swaps and options	849.7	—	6,177	81.9
Forward exchange derivative contracts	57.4	—	115	1.5

March 31, 2020
		Non-Current	Other	Non-Current
	Notional Amount	Liabilities (Fair value)	Assets (Fair value)	Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
(In million)
Fair valuation of swaps and forward	13.4	29	—	0.4

The company recorded the net fair value of derivative asset/liability of INR 2,220 million and INR 4,047 million (US$ 53.7 million) in the Other comprehensive income for the year ended March 31, 2019 and 2020, respectively and recorded an expense of INR 1,035 million and INR 1,428 million (US$ 18.9 million) related to the amortization of the cost of the hedge for the year ended March 31, 2019 and 2020, respectively.

The foreign exchange derivative contracts mature generally over a period of 0.5 – 5.5 years.

Contracts designated as fair value hedge

The Company hedged the exposure to fluctuations in the fair value of firm commitments denominated in foreign currency through forward exchange derivative contracts. Fair value adjustments related to non-financial instruments will be recognized in the hedged item upon recognition, and will eventually affect earnings as and when the hedged item is derecognized. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, will be recorded in in the consolidated balance sheet. The gain or loss on the hedging derivative in a hedge of a foreign-currency-denominated firm commitment and the offsetting loss or gain on the hedged firm commitment is recognized in earnings in the accounting period, post the recognition of the hedged item in the balance sheet. The forward exchange derivative contracts were not entered into for trading or speculative purposes.

The foreign exchange derivative contracts mature generally over a period of 3 months – 9 months.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The hedge contracts were effective as of March 31, 2020.

	March 31, 2020
	Notional	Current Liabilities	Prepaid expenses and other current assets	Prepaid expenses and other current assets
	(US$)	(INR)	(INR)	(US$)
	(In million)
Forward exchange derivative contracts	189.6	—	668	8.9

24. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financing instruments, other than accounts receivables, by selecting counter parties that are well known Indian or international banks.

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2019 and 2020:

	March 31, 2019		March 31, 2020
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable	of Power	Receivable
Solar Energy Corporation of India	15.70%	13.90%	19.48%	11.70%
Punjab State Power Corporation Limited	20.40%	16.20%	15.25%	12.25%
NTPC Vidyut Vyapar Nigam Limited	28.57%	15.00%	20.70%	10.66%
Hubli Electricity Supply Company Limited	9.27%	4.77%	3.34%	13.98%
Chamundeshwari Electricity Supply Company	5.96%	14.18%	4.37%	13.08%
Andhra Pradesh Power Coordination Committee	5.30%	11.80%	4.01%	12.80%
Gujarat Urja Vikas Nigam Limited	3.96%	5.31%	10.00%	3.06%

25. Subsequent event

In response to the COVID-19 outbreak, the Company implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of its employees. The situation of the COVID-19 outbreak is very fluid and the Company is closely monitoring its impact on the Company. The impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration. The Company will continue to monitor any material changes to future economic conditions.