Form 20-F
period 2022-03-31
Azure Power Global Ltd
filed 2023-10-12
CIK 1633438

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

For the fiscal year ended March 31, 2022

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

Sunil Gupta, Chief Executive Officer

5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi 110017, India

Telephone: +91-11 49409800, Fax: +91- 11 49409807, e-mail: sunil.gupta@azurepower.com

Sugata Sircar, Group Chief Financial Officer

5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi 110017, India

Telephone: +91-11 49409800, Fax: +91- 11 49409807, e-mail: sugata.sircar@azurepower.com

(Name, Telephone, email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Equity Shares, par value US$0.000625 per share	AZRE(1)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

As of March 31, 2022, 64,161,490 equity shares, par value US$0.000625 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that are required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer or an emerging growth company. See the definitions of “large, accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large, accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

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

(1)	As of July 13, 2023, the NYSE suspended trading in and announced the delisting of our shares. We are appealing this decision. Refer to “Risk Factors — The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares” section of this document for further details.

FORM 20-F CROSS-REFERENCE GUIDE

Item #	Form 20-F caption	Location in this Report	Page
	Conventions used in the Annual report	Conventions used in this Annual Report	5
	Special note regarding FORWARD-LOOKING INFORMATION	Forward-Looking Statements	7
1	Identity of directors, senior management and advisers	Not applicable	-
2	Offer statistics and expected timetable	Not applicable	-
3	Key information
	3A. [Reserved]		-
	3B. Capitalization and Indebtedness	Not applicable	-
	3C. Reasons for the Offer and Use of Proceeds	Not applicable	-
	3D. Risk Factors	Risk Factors	118
4	Information on the Company
	4A. History and Development of the Company	Business Overview, Company Overview	8, 14
	4B. Business Overview	Business Overview, Company Overview, Industry Overview	8, 14, 18
	4C. Organizational Structure	Company Overview	14
	4D. Property, Plants and Equipment	Overview	31
4A	Unresolved staff comments	Unresolved SEC Staff comments	138
5	Operating and financial review and prospects
	5A. Operating Results	Results of Operations	51
	5B. Liquidity and Capital Resources	Liquidity and Capital Resources	57
	5C. Research and Development, Patents and Licenses, etc.	Not applicable	-
	5D. Trend Information	Trend Information	51
	5E. Critical Accounting Estimates	Critical Accounting Policies and Estimates	63
6	Directors, senior management and employees
	6A. Directors and Senior Management	Management	72
	6B. Compensation	Management Compensation	79
	6C. Board Practices	Board Practices, Board Committees	77, 82
	6D. Employees	Employees	86
	6E. Share Ownership	Major Shareholders	65
7	Major shareholders and related party transactions
	7A. Major Shareholders	Major Shareholders	65
	7B. Related Party Transactions	Related Party Transactions	66
	7C. Interest of Experts and Counsel	Not applicable	-
8	Financial information
	8A. Consolidated Statements and Other Financial Information	Financial statements, Legal Proceedings, Distribution	F-1, 118
	8B. Significant Changes	Significant Changes	68
9	The offer and listing
	9A. Offer and Listing Details	Trading Markets	69
	9B. Plan of Distribution	Not applicable	-
	9C. Markets	Trading Markets	69
	9D. Selling Shareholders	Not applicable	-
	9E. Dilution	Not applicable	-
	9F. Expenses of the Issue	Not applicable	-
10	Additional information
	10A. Share Capital	Bylaws	121
	10B. Memorandum and Articles of Association	Bylaws	121

	10C. Material Contracts	Material Contracts	122
	10D. Exchange Controls	Exchange Controls and Other Limitations Affecting Security Holders	123
	10E. Taxation	Taxation	124
	10F. Dividends and Paying Agents	Not applicable	-
	10G. Statements by Experts	Not applicable	-
	10H. Documents on Display	Information Filed with Securities Regulators	136
	10I. Subsidiary Information	Not applicable	-
11	Quantitative and qualitative disclosures about market risk
	11a. Quantitative information about market risk	Quantitative and Qualitative information about market risk	128
	11b. Qualitative information about market risk	Quantitative and Qualitative information about market risk	128
	11c. Interim Period	Not applicable	-
12	Description of securities other than equity securities
	12A. Debt Securities	Not applicable	-
	12B. Warrants and Rights	Not applicable	-
	12C. Other Securities	Not applicable	-
	12D. American Depositary Shares	Not applicable	-
13	Defaults, dividend arrearages and delinquencies	Liquidity and Capital Resources	57
14	Material modifications to the right of security holders and use of proceeds	Material Modifications to the Rights of Security Holders and Use of Proceeds	71
15	Control and procedures
	15a. Disclosure Controls and Procedures	Controls and Procedures	130
	15b. Management’s Report on Internal Control over Financial Reporting	Controls and Procedures	130
	15c. Attestation Report of the Registered Public Accounting Firm	Controls and Procedures	130
	15d. Changes in Internal Control over Financial Reporting	Controls and Procedures	130
16	[Reserved]
16A	Audit committee financial expert	Board Committees	82
16B	Code of ethics	Whistle-Blower Policy	133
16C	Principal accountant fees and services	Principal accountant fees and services	134
16D	Exemptions from the listing standards for audit committees	Board Committees; Corporate Governance	82, 132
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable	-
16F	Change in registrant’s certifying accountant	Principal Accountant Fees and Services	134
16G	Corporate Governance	Corporate Governance	133
16H	Mine safety disclosure	Not applicable	-
16I	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	-
17	Financial statements	Not applicable	-
18	Financial statements	Financial statements	F-1
19	Exhibits	Exhibits	139

CONVENTIONS USED IN THIS ANNUAL REPORT

Except where the context requires otherwise and for purposes of this annual report only:

“Our Company”, “the Company”, “APGL”, or “Azure Power” refers to Azure Power Global Limited on a standalone basis
“We”, “us”, “the Group”, “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited (“AZR”), and Azure Power India Private Limited, or APIPL, its predecessor and current subsidiaries)
“ALMM” refers to Approved List of Models & Manufacturers
“APDC” refers to Assam Power Distribution Company
“APERC” refers to Andhra Pradesh Electricity Regulatory Commission
“APTEL” refers to Appellate Tribunal for Electricity
“Awarded” refers to the capacity won and for which LOA has been received
“APIPL” a company organized under the laws of India, refers to Azure Power India Private Limited
“BM” refers to Biomass
“BOS’ refers to Balance of System
“CAGR” refers to compounded annual growth rate
“CDPQ” refers to Caisse de dépôt et placement du Québec
“CDPQ Infrastructures” refers to CDPQ Infrastructures Asia Pte Ltd.
“CEA” refers to Central Electricity Authority
“CEO” refers to Chief Executive Officer
“CERC” refers to the Central Electricity Regulatory Commission of India, the state level counterparts of which are referred to as “State Electricity Regulatory Commission”, or “SERC”
“Contracted” refers to capacity won and for which PPA has been signed with offtaker
“COO” refers to Chief Operating Officer
“COP-26” refers to 26th UN Climate Change Conference of the Parties in Glasgow
“COVID-19” refers to novel coronavirus disease of 2019
“CPSU” refers to Central Public Sector Undertaking
“CSR” refers to Corporate Social Responsibility
“CTU” refers to Central Transmission Utility
“CUF” refers to Capacity Utilization Factor
“Discom” refers to Distribution Company
“DSM” refers to Deviation Settlement Mechanism
“E&S” refers to Environmental & Social
“EPC” refers to Engineering, Procurement and Construction
“ERM” refers to Enterprise Risk Management
“ESG” refers to Environmental, Social, and Governance
“FDI” refers to Foreign Direct Investment
“FIFP” refers to Foreign Investment Facilitation Portal
“GBC” refers to Global Business Company
“GDP” refers to Gross Domestic Product
“GEC” refers to Green Energy Corridor
“GH/GA” refers to Green Hydrogen/ Green Ammonia
“GIB” refers to Great Indian Bustard
“GoI” refers to Government of India
“GST” refers to Goods and Service Tax
“GW” refers to Gigawatt
“INR”, “rupees”, or “Indian rupees” refers to the legal currency of India
“IREDA” refers to Indian Renewable Energy Development Agency Limited
“ISTS” refers to Inter State Transmission System
“KERC” refers to Karnataka Electricity Regulatory Commission
“LTI” refers to Lost Time Injury
“LOA” refers to Letter of Award

“LPSC” refers to Late Payment Surcharge
“MNRE” refers to Ministry of New and Renewable Energy, Government of India.
“MOP” refers to Ministry of Power, Government of India
“MSEDCL” refers to Maharashtra State Electricity Distribution Co. Limited “MSPA” refers to the Restated Master Share Purchase Agreement between us and Radiance
“Mt” refers to million tonnes
“MVN” refers to Mega Volt Ampere
“MW” refers to Megawatt
“NAPCC” refers to National Action Plan on Climate Change
“NISE” refers to National Institute of Solar Energy
“NIWE” refers to National Institute of Wind Energy
“NSM” refers to the Jawaharlal Nehru National Solar Mission.
“NTP” refers to National Tariff Policy
“NTPC” refers to NTPC Limited
“NVVNL” refers to NTPC Vidyut Vyapar Nigam Limited
“NYSE” refers to New York Stock Exchange
“O&M” refers to Operation and Maintenance
“OMERS” refers to OMERS Infrastructure Asia Holdings Pte. Ltd.
“PFIC” refers to Passive Foreign Investment Company
“PIL” refers to Public Interest Litigation
“PLI” refers to Production Linked Incentive
“PPA” refers to Power Purchase Agreement “PSA” refers to Power Sale Agreement
“PSERC” refers to Punjab State Electricity Regulatory Commission
“PSPCL” refers to Punjab State Power Corporation Limited
“PV” refers to Photovoltaic
“Radiance” refers to Radiance Renewables Private Limited
“RBI” refers to Reserve Bank of India
“RPO” refers to Renewable Purchase Obligation
“SEC” refers to the U.S. Securities and Exchange Commission
“SECI” refers to Solar Energy Corporation of India
“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States
“US$”, “$” or “U.S. dollars” refers to the legal currency of the United States
“VGF” refers to Viability Gap Funding

In this annual report, references to “U.S.” or the “United States” are to the United States of America, its territories and possessions, any State of the United States and the District of Columbia. References to “India” are to the Republic of India, its territories and its possessions. References to “Mauritius” are to the Republic of Mauritius.

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in Indian rupees and prepared in accordance with U.S. GAAP. References to a particular “Fiscal”, “fiscal”, “fiscal year” or “FY” are to our fiscal year ended March 31 of that year, which is typical in our industry and in the jurisdictions in which we operate.

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 75.87 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

As used in this annual report, all references to watts (e.g., megawatts, gigawatts, kilowatt hour, terawatt hour, MW, GW, kWh, etc.) refer to measurements of power generated.

Forward-Looking Statements

This annual report contains forward looking statements about our current expectations and views of future events. All statements, other than statements of historical facts, contained in this annual report, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and future megawatt goals of management, are forward looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	the pace of government sponsored auctions and changes in auction rules;
●	availability of land for projects and transmission capacity installed for evacuation of power generated;
●	permitting, development and construction of our project pipeline according to schedule;
●	solar irradiation and wind availability in the regions in which we operate;
●	adverse change in laws and regulations related to environmental, health and safety;
●	developments in, or changes to, laws, regulations, governmental policies, incentives, and taxation affecting our operations;
●	our ability to successfully implement any of our business strategies, including acquiring other companies and sale of our assets;
●	our ability to enter into PPAs, on acceptable terms, the occurrence of any event that may expose us to certain risks under our PPAs and the willingness and ability of counterparties to our PPAs to fulfill their obligations;
●	solar power curtailments by state electricity authorities;
the impact of fraud or other misconduct (including bribery) by our employees and former employees;
●	material changes in the costs and availability of solar panels, raw materials, capital equipment’s and other equipment and manpower required for our operations; and
●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (i) economic, political and social issues in the country in which we operate, including factors relating to the coronavirus pandemic outbreak, (ii) the domestic as well as global economy, (iii) financial and capital markets, (iv) Indian government policies and regulation on renewable energy, (v) tax related laws in US, Mauritius and India, and (vi) degree of competition in the renewable energy market in India.

For additional information on risk factors that could cause our actual results to differ from expectations reflected in forward- looking statements, see “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement. You should read this annual report, the exhibits hereto and other documents we have filed with the SEC completely and with the understanding that our actual future results or performance may be materially different from what we expect.

I. BUSINESS, COMPANY & INDUSTRY OVERVIEW

A. Business Overview

Azure is one of India’s leading utility scale renewable energy project developers and operators. We build, own, and operate large grid-scale renewable energy projects across India that supply clean energy to India’s power grid. We developed India’s first utility-scale solar power project in 2009 and have since then grown to achieve substantial scale in the Indian renewable industry. Despite the challenges arising from the COVID-19 pandemic, during FY 2022 we commissioned our 600 MW Rajasthan 6 project, which is the largest single site solar project owned and operated by any developer in India.

As of the date of this Form 20-F, our total portfolio stands at 7,311 MW including 86.5 MW of rooftop capacity and excluding 200 MW wind–solar hybrid project earlier won by the Group with Maharashtra State Electricity Distribution Co. Limited1. We had a total operating capacity of 3,041 MW which includes rooftop capacity and Contracted and Awarded capacity of 4,270 MW. Out of total Contracted and Awarded capacity of 4,270 MW, around 700 MW is at early stages of development. A major part of our 4,270 MW project pipeline consists of 4,000 MW allocated by SECI under their manufacturing linked tender, that we won in FY 2020. In FY 2022, we executed PPAs with SECI for 2,983 MW under this manufacturing linked allocation and subsequently, in January 2023 for an additional 50 MW, taking our cumulative SECI manufacturing linked PPA capacity to 3,033 MW. PPAs for the balance capacity of 967 MW under manufacturing linked projects can be signed only after SECI has the power supply agreements for these remaining MW in place. The 3,033 MW of PPA capacity was initially required to be delivered in a phased manner from November 2023 to November 2026. Out of this capacity, 700 MW is presently required to be commissioned from July 2024 to November 2024. The scheduled commissioning timelines for most of this capacity (650 MW) is estimated from the expected CTU Grid Connectivity operationalization date, which in-turn is determined from the anticipated completion dates of the requisite elements of the CTU’s grid transmission/ evacuation system. However, these 4,000 MW manufacturing linked projects are currently challenged under two Public Interest Litigations (PILs), filed in the High Court of Andhra Pradesh in FY 2022 (where we are not a party), challenging various aspects of the manufacturing linked tender. For further information, see “Legal Proceedings” and see “Operating and Financial Review and Prospects - Projects under execution”. In FY 2023, we also executed PPAs with SECI for our first 150 MW solar-wind hybrid project, and for our first wind project of 120 MW. The presently estimated scheduled commissioning timelines for these projects are December 2024 (for the 120 MW wind project), and May 2025 (for the 150 MW solar-wind hybrid project). These timelines are estimated on the basis of anticipated dates of regulatory approvals and anticipated completion dates of the requisite elements of the grid’s transmission/evacuation system.

Our operational power plants are spread over 12 Indian states. Out of total operational capacity, some 90% of our plants are in high irradiation zones like Rajasthan, Gujarat, Maharashtra, and Andhra Pradesh. Below are outlines of our utility scale operational portfolio as of the date of this Form 20-F.

1 This project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

We sell renewable power under long term PPAs, typically 25 years in duration,2 at a fixed tariff. The quality of our offtake customers is fundamental to our business and more than 85% of our PPAs are signed with top rated central government owned intermediaries such as SECI and NTPC, providing predictable and consistent revenues and cash flows. Further, according to a report published by MOP in April 2023, among the state government owned Discoms that we have large capacities contracted with, Gujarat is rated A+, Punjab & Assam are A rated, while the three Discoms of Karnataka (CHESCOM, GESCOM and HESCOM) are B rated, and Maharashtra Discom is rated B-. Our counterparty exposure for the commissioned capacity is set out below:

In addition to total operating capacity of 3,041 MW, we have Contracted and Awarded capacity of approximately 4,270 MW, bringing our total portfolio size to over 7,311 MW. During FY 2022, we generated 4,551 million units of clean and green electricity for the Indian power grid. We expanded beyond solar power in FY 2022 by winning our first wind and solar-wind hybrid power projects. Our goal is to remain a leader in the renewable energy market in India. All our operating assets are currently solar, but we intend to add wind as well as storage assets over time, to complement our clean generation capacity.

Our business success is driven by:

1.	Predictability: Our projects are developed under long-term electricity supply contracts i.e., PPAs, which provide predictability of revenue for our operations.

2.	Sustainability: 100% of our electricity generated by us is clean and is generated from renewable sources. We estimate that Azure’s renewable power generation helped to avoid the production of approximately 5 million tons of CO2e in FY 2023 and 19.5 million tons -equivalent since inception.

3.	Dependability: We aim to be a reliable developer that executes its pipeline on time and within budget.

4.	Competitive Pricing: Our in-house technical expertise in design and engineering, project execution and operation and maintenance, together with our ability to finance at better pricing from both domestic and global sources, enables us to achieve competitive tariffs and deliver our target project returns.

5.	Community Support: Our CSR and community programs are integral to our strategy. We build long-term community relationships, hire from local communities, purchase or lease land with few alternative uses, and seek to support local economic and social development.

2 Except for one 10 MW project in Uttar Pradesh with Uttar Pradesh Power Corporation Limited, which is subject to a 12 year PPA.

Our Competitive Advantage

We believe that Azure has developed durable competitive advantages from a range of factors, including:

(i)	Pioneer: Being a leader in renewable energy industry is fundamental to Azure. We have been early adopters of proven technologies, such as bi-facial modules, trackers, and robotic dry cleaning. Our track record in project financing and refinancing includes the issue of Green Bonds at the lowest rates in India’s renewable industry.

(ii)	Strong customer portfolio: More than 85% of our signed PPAs are with central government owned intermediaries like SECI and NTPC. This means that our offtake profile is strong with an industry leading portfolio receivable cycle and the least possible disruptions to revenue collections.

(iii)	Superior execution capabilities: We have developed in-house capabilities for the full cycle of our business to enhance our insight, increase our speed and lower our costs. This includes land and site development, design and engineering, and innovation in construction techniques. Because of our execution capabilities, we have been able to increase our operational capacity from 55 MW as of March 31, 2014 to 3,041 MW as of the date of this Form 20-F.

(iv)	Focus on efficiency and productivity: We have deployed monitoring drone at our project sites for thermal inspection of plants. All our plants are connected to Centralized Monitoring System which record and monitor our plant performance on real time basis as well as maintenance data on a daily, weekly and monthly basis. Being an early mover in the Indian solar industry we have inhouse expertise to manage substations from small to large voltage of up to 400kV, which is second highest voltage level available in India.

(v)	Access to capital: Capital is one of the most important resources in our business, and we believe that strong backing from our large shareholders is a critical advantage. This strong sponsorship and our solid track record supports us in the credit markets, demonstrated by the refinancing of our first Green Bond in FY 2022. Refer to “Risk Factors - Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements” and “Certain Factors affecting our Results” for further discussion of rating updates.

(vi)	Focus on ESG standards: At Azure, our efforts are focused on integrating sustainability with our business strategy and day to day operation of the company. A framework has been developed to link the executive compensation to its ESG performance by developing an organizational level scorecard. ESG risks have been integrated into our Enterprise Risk Management (ERM) framework and we are a signatory to the United Nations Global Compact’s Ten Principles. As a pivotal partner in India’s transition to clean journey, we are taking measures to monitor and improve our environmental performance rolling out initiatives like deployment of robotic cleaning to reduce our dependence on ground water, planting trees across sites to enhance our natural capital and tracking and reducing our greenhouse gas emissions. For last 5 years, Azure has been validated as “carbon neutral” for its scope 1 and 2 emissions. The Company has institutionalized an EV Policy to replace our fossil-based vehicles to EVs in an effort to reduce its dependence on fossil fuel. As part of effort to reduce our scope 1 emissions, we have rolled out a robust EV policy to move away from fossil-based vehicle and have taken a commitment to enhance natural capital by planting 50 trees per MW for all project we install in future. We are ISO 140001 (Env.), 45001 (Safety) and SA8001 (Social accountability) certified company. We are strictly governed by key policies including our anti-bribery and corruption policy, whistle blower policy, code of business conduct and ethics and corporate social responsibility. We were awarded the Apex India CSR Excellence Award 2021, Greentech effective safety culture award 2021 in recognition of our safety initiatives. In October 2022, we won the prestigious Golden Peacock Award for Sustainability for 2022.

(vii)	Innovation: We have adopted world class technology and systems to deliver sustainable value in our business. To study new technologies and the interplay between various elements of renewable power generation, we setup a test laboratory in the state of Rajasthan in 2021. This facility is aimed at improving construction processes and testing new technologies before they are mainstreamed in our projects. We have developed design and execution technologies for module mounting structure and electrical connections to suit projects located even in challenging environments. Technologies recently deployed at scale include automated robotic cleaning in over 1,178 MW projects at different sites, use of drone for predictive and rapid maintenance identification and improving revenue by reducing electrical mismatch & import energy.

Our Business Strategy

India is our focus market. During Fiscal 2022, India was the third largest electricity producer and the fourth-largest energy consumer in the world. It is a global pacesetter in terms of renewable energy capacity additions and is on track to become one of the world’s largest markets for clean energy technologies. India has set ambitious climate change and energy transition targets, including Net-Zero carbon emissions by 2070, growth of non-fossil fuel energy capacity to 500 GW by 2030 and to achieve energy independence by 2047. The GOI’s support for the sector, macro factors such as increased electrification and rapid urbanization are expected to result in India representing a significant share in the global renewable energy market across technologies like solar and wind. For more information, see “Industry Overview”.

We believe we are well positioned to benefit from the expanding renewable energy market in India. We expect to continue to invest in the capabilities that we believe give us an edge in an increasingly competitive market. These include:

●	In-house expertise in competitive bidding, design, construction, and operation of renewable energy assets to world class standards of quality and cost;
●	Deep engagement in the evolving Indian renewable energy ecosystem with policy makers, regulators and customers at central and state levels;
●	Leadership in raising and deploying both equity and debt capital, including project and climate financing;
●	Insight into and early deployment of evolving technologies, including solar generation, construction techniques, and digital and automated optimization and grid interface; and
●	Strong and effective governance including corporate responsibility and community engagement.

Our strategic priorities are:

●	To execute our pipeline while managing risk and delivering targeted investment returns;
●	To bid for and win renewable energy auctions in India focused on solar, wind, storage, and their hybrid solutions with a bidding strategy that conforms to our risk-return profile;
●	To maintain world class standards of safety, reliability and efficiency at our plants using leading digital and automated tools;
●	To build capabilities to address a more demanding utility grid environment led by higher renewable energy penetration. In addition to existing solar capabilities, we plan to increase our non-solar generation, especially wind and storage; and
●	To develop business beyond the core utility business by partnering with large energy users for their requirements by providing reliable renewable energy.

To execute our pipeline of projects

Delivering on our pipeline in a timely and efficient manner – within acceptable risk and return parameters – is our key strategic priority. We have signed PPAs for approximately 3,303 MW of our pipeline and have signed LOAs for another 967 MW. Whilst most of the pipeline is in solar, we have started early-stage development on wind projects and wind solar hybrid projects. We continue to identify project sites with good renewable energy resource potential, connectivity to the grid, and favorable on-ground working ecosystem.

Bid for and win renewable energy auctions in India in line with our risk and return profile

The ambitious targets set by the GoI, combined with climate change commitments being announced by Indian corporates, are expected to substantially increase the demand for clean energy. India offers tremendous potential in solar and wind power, which should be the fastest growing sources of energy in the next decade and beyond. We will continue to bid in a disciplined manner to win projects at an acceptable rate of return and include Power Purchase Agreements (PPAs) with high grade offtake. The PPAs signed by the company are typically for 25 years duration and considering the long tenor of these contracts, it’s important to ensure that the counterparties to such agreements are organizations with robust business model and strong operational cashflows to service their PPA obligations. Based on the above, Azure only selects bidding opportunities that it believes minimize the risks, ensure bankability of our projects, and have a high probability of generating the expected cash-flows.

Maintain world class standards of safety, reliability and efficiency at our plants including using digital and automated tools

We are a fully integrated renewable energy company undertaking development, construction, ownership, operation, and maintenance of renewable energy plants. New technologies, including digital and automation, will help optimize output and reduce cost, while better serving the grid requirement for firmer and more predictable power. We have rolled out multiple initiatives aimed at enhancing safety, efficiency and process improvements which include advanced automated robotic cleaning technologies for photovoltaic modules, drones for monitoring, centralized digital platform for asset performance monitoring, predictive analytics etc. We will continue to deploy technologies and innovations that help us deliver world class operating performance and simultaneously optimize the asset life.

Build capabilities in non-solar generation especially in wind, and in storage, to address a more demanding utility grid environment

As the share of renewable energy increases in the energy mix, the challenges to integrate Renewable Energy in the grid will increase due to their variable nature of generation. We expect that there will be an increasing focus to improve power system flexibility and reduce the intermittency associated with renewable power. The Indian wind energy profile complements India’s solar generation profile. Thus, we expect that wind energy, solar-wind hybrids and energy storage solutions will be increasingly deployed for a predictable and flatter renewable energy generation profile and grid stability. On similar lines, we expect that utility customers will increase their share of renewable energy consumption but will increasingly demand more predictable and continuous power. This will require integration of solar, wind and storage technologies. In line with the evolving requirements of the market, we will continue to strengthen our capability to deliver firm and dispatchable renewable power to our customers by leveraging solar, wind and storage technologies.

Develop business beyond the core utility business by partnering with large energy users for their requirements for reliable green energy

With an increasing focus on decarbonization and sustainability, there is a significant and growing demand for renewable energy from commercial and industrial customers. We aim to partner with large energy consumers across segments to meet their requirements for reliable and affordable green energy. We will look for opportunities to displace their brown energy consumption with green power through various techno-commercial offerings tailored to specific customer needs. Such displacement would target not only the power requirements of our partners but also the grey fuel usage for various heating, cooling and other process driven energy requirements.

We will continue to evaluate new technologies such as Green Hydrogen which present an opportunity to implement large scale renewable energy projects in a sustainable manner. We intend to identify such opportunities which integrate with our business strategy, add value to our existing portfolio and would leverage our core strength of building efficient renewable energy projects.

Project Implementation

We have inhouse design, engineering, project execution, operations and maintenance capabilities. We remain one of the pioneers in executing and delivering renewable projects in India, demonstrated by our early adoption of proven technologies like bi-facial modules, trackers, and robotic dry cleaning. We aim to operate our plants to world-class standards of safety, reliability and efficiency using leading digital and automated tools with predictive and rapid response abilities.

Many of our projects are in zones with high irradiation and/or strong winds. We position our power plants to optimize generating efficiency, proximity to customers, and local government support. The typical timeline available under a PPA for commissioning a power project is approximately 18-24 months. The following diagram illustrates the key activities under life cycle of a typical project.

We procure major components such as solar modules and inverters directly from multiple manufacturers with industry standard warranty and guarantee terms. Our supply chain team are developing strategic relationships with a range of key suppliers of critical equipment and components both in India and globally. We select our suppliers based on quality, technology provided, expected cost, reliability, warranty coverage, ease of installation and other ancillary costs.

The price of components for our solar power plants have declined over the longer time horizon as manufacturers lower their cost of production via technological improvement and economies of scale. However, in the second half of FY 2022, we experienced challenges in receipt and pricing of material from suppliers, primarily due to price increases of raw materials and disruptions to trade flows due to COVID-19 shutdowns in source markets and the imposition of customs duties. We have responded to these supply headwinds by deepening our strategic partnerships with key suppliers like for modules we entered into an agreement with Premier Energies Group (“Premier Group”) and First Solar, Inc. subsequent to the end of FY 2022. We agreed to invest INR 1,000 million (US$13.2 million) in Premier Group, one of India’s leading manufacturers of solar PV cells and modules and also signed a Module Supply Agreement (“MSA”) for supply of modules up to 600 MW capacity per annum over next 4 years. Under the MSA, we have a right to procure modules of up to 600 MW per annum, with a minimum commitment given to off-take 300 MW per annum, subject to agreed exemptions. With First Solar, we entered into an agreement for 600 MW (DC) of high-performance, advanced thin film photovoltaic (PV) solar modules.

We also signed a Master Supply Agreement with Siemens Gamesa Renewable Power Private Limited (“Siemens Gamesa”) to supply 96 units of onshore wind turbines that will cater to an overall capacity of approximately 346 MW of wind projects. The turbine supply was expected to commence during Q2 calendar year 2023 but it is now tentatively planned to commence in Q2 calendar year 2024 as the timelines for the project are under review.

Once a project is constructed and grid-connected, it produces recurring revenue. Our project operating expenses are relatively lower than conventional power plants, with most cash flow servicing the capital costs of the project or contributing to our growth capital requirements including corporate overhead. Because plant operating margins are relatively stable, our growth and financial success depend on effective management of our expenses and the development of new projects. Also refer to the section entitled “Operating and Financial Review and Prospects” for further details.

B. Company Overview

Azure Power Global Limited is a publicly traded limited liability company incorporated in Mauritius We are an Indian renewable energy developer and independent renewable power producer, and our entire operations are currently in India. Our green bonds are listed on the Singapore Exchange (SGX) with the first solar green bond from India listed in 2017. As such we are subject to regulation in four jurisdictions: the United States of America where Azure Power shares are registered with the SEC; Mauritius, where Azure Power is incorporated; Singapore, where our Bonds are traded; and India, where we operate.

Our shares are listed on the New York Stock Exchange (NYSE). On July 13, 2023, the NYSE suspended trading in our equity shares and commenced delisting proceedings. For further information, see “Risk Factors - The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares”.

Our Company’s registered office is located at c/o AAA Global Services Ltd., 4th Floor, Iconebene, Rue De L’institut, Ebene, 80817, Mauritius with principal executive offices located at: 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi – 110017, India. Our telephone number at our principal executive office’s location is +91 (11) 4940 9800 and our principal website address is http://www.azurepower.com. Unless expressly indicated, the information contained on our website is not incorporated by reference in this Annual Report. Reports, proxy, information statements and other information regarding Azure Power can be accessed via the SEC website at http://www.sec.gov/Edgar. Our Company’s agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, NY 10005.

Organizational Structure

The following diagram illustrates our corporate structure as of the date of this 20-F:

* In April 2021, we entered into a sales contract with Radiance Renewables Private Limited (“Radiance”) to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million (US$70.5 million), subject to certain purchase price adjustments. Out of the identified rooftop portfolio of 153 MW, the Company has already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. Further, the Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement, Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

Our Sustainability Initiatives and ESG Focus

Sustainability is at the core of our business. We are focused on integrating sustainability across business, building a culture focused on sustainability, sustainability reporting and ESG ratings. Our leadership is evident in the ratings received by

us. We have rated as a “low risk” company with a score of 15.8 by Morningstar Sustainalytics; MSCI has given us a rating of “AA” indicating Azure’s resilience to long term ESG risks.

As a socially and environmentally conscious company, we are committed to protecting our environment and creating a safe and health workplace. To meet these objectives, we have implemented our Environmental and Social Management framework (ESMG). The framework acts as a guideline through which we plan and undertake activities to meet our HSE commitments and helps us to assess our environmental and social performance against established international guidelines such as the International Finance Corporation (“IFC”) Performance Standards and World Bank Equator Principles and governance standards. We continue to operate our plants to the highest standards of safety. We have defined targets for monitoring the continual improvement in our safety performance. In Fiscal 2023, a contract worker had a fatal accident at one of our solar energy project sites in Rajasthan, following which we have strengthened our awareness and training programmes for employees and contractual workers.

We estimate that Azure’s renewable power generation helped to avoid the production of approximately 5 million tons of CO2e in FY 2023 and 19.5 million tons -equivalent since inception. We strongly believe that commitment to high standards of corporate responsibility is both the right way to do business but also an enabler of our business.

During Fiscal 2022, we rolled out various initiatives to address United Nations Sustainable Development Goals (SDG). As one of country’s pivotal clean energy partner, we at Azure are helping India’s to achieve its Net Zero target, thereby contributing to achieving the goals of SDG 13 (Climate Action). As part of our community development initiatives, we are actively working towards improving the quality of infrastructure in schools around our sites, thereby contributing towards achieving the goals of SDG 4 (Quality Education), development of village infrastructure, thereby contributing towards advancement of SDG 1 (No Poverty) and SDG 6 (Clean Water and Sanitation).

Key Highlights

- Azure Power's Board has a Sustainability committee.
- Validated as 'carbon neutral" for 5th consecutive year.
- Rolled out our EV policy
- Reduced water consumption per MWh from 122L / MWh in 2018 to 15L/ MWh in 2023
- Recycled 600+ tons of broken, damaged solar modules. as.
- Commitment to enhancing natural capital by planting trees; planted 30,000 trees
- Signatory to United Nations Ten Principles
- Obtained SA8001 certification

ESG Updates

Environmental

As a pure play renewable energy company, we are working towards clean energy transition and contributing to India met its Net zero target.

Climate change: We estimate that Azure’s renewable power generation helped to avoid the production of approximately 5 million tons of CO2e in FY 2023 and 19.5 million tons -equivalent since inception. We have been validated to be carbon neutral for 5th consecutive year for our scope 1 and 2 emissions. Our actions to reduce Scope 1 emissions include implementation of an Electric Vehicle policy that will phase out all fossil fuel-based vehicles by 2030.

Water Security: We reduced our water consumption per MWh from 122 L/ MWh in FY 2018 to 15 L/ MWh in FY 2023. We recognize that the water required for cleaning our solar modules may result in adverse environmental impact. We are installing robotic dry-cleaning systems at all our project sites to eliminate the requirement for water which has helped to save approximately 1 million kilo liters of water Additionally, we are installing ground water recharge structures across our sites to offset our water consumption.

Natural capital enhancement: We are committed to planting 50 tree saplings per MW installed at all our future projects. in FY 2023, we planted 30,000 trees around our sites.

Social

Community engagement: Through our community engagement initiatives, Azure is committed to improving the quality of life by making a positive economic and social contribution to the communities living in and around its sites. In Fiscal 2022, we won the prestigious Apex India CSR Excellence award 2021. In FY 2023, we commissioned an Impact Evaluation of our CSR activities carried out during FY 2022.

Occupational Health and Safety: Our foremost priority is the health and safety of our staff and contractors at project sites as well as our corporate office. Our target is zero harm for everyone from our operations. We continue to promote safety awareness and best practices among all employees and contractors. We obtained ISO 45001 (Occupational Health and Safety) certification, won the Greentech Effective Safety Culture Award 2021 and Grow Care India Occupational Health and Safety award 2021. We undertook a safety culture survey in September 2022 which saw voluntary participation of 50% of our employees. The survey concluded that the company is performing better than its peers in matter of safety. The internal validation corroborates external validation in form of multiple safety awards as received by the company.

Labor and working condition: We look to monitor the social and compliance performance of our key contractors and suppliers. We have obtained Social Accountability 8000 certification to assure appropriate labor and working conditions associated with our projects.

Governance

We are committed to the high standards of corporate governance and continue to improve our processes and practices.

Board Membership: Our Board currently consists of nine members, two of whom are women. All Board members are Non-Executive; five are Independent Non-Executives and four are Non-Executive nominees of shareholders (three of CDPQ and one of OMERS).

There have been changes in the membership of the Board in FY 2022 and thereafter. In September 2021, Mr. Barney Rush, Chairman, stepped down and was replaced by Mr. Richard Alan Rosling as Chairman. In March 2022, Ms. Christine McNamara joined the Board and became the Chair of the Audit and Risk Committee. She stepped down from her position on June 26, 2023 for personal reasons. The Company appointed Mr. Richard Payette as a new independent non-executive director on July 1, 2023 and he was also appointed as the Chair of the Audit and Risk Committee. Mr. Payette brings four decades of experience in the management of global companies and in accounting, audit and governance areas.

In April 2022, our previous Managing Director and CEO, Mr. Ranjit Gupta, resigned.

In May 2022, Ms. Delphine Voeltzel joined the Board as a director and Nominee of OMERS. At the end of May 2022, Arno Harris left the Board after more than six years of service. In October 2022, Mr. Sugata Sircar joined the Board as an Independent Director and member of the Audit & Risk committee. Mr. Sugata is a chartered accountant with 32 years of experience in energy and automation, chemicals, textiles, tires, fast moving consumer goods and city gas distribution. Mr. Sircar stepped down from his role as independent director of the Company on April 30, 2023 to become our Group CFO.

In February 2023, Mr. Jean-François Boisvenu joined the Board as an Independent Non-executive Director. Mr. Boisvenu has more than 25 years of experience in corporate and commercial law matters, with expertise in international banking transactions, lending and debt capital markets transactions and financial institutions regulation. In March 2023, Mrs. Yung Oy Pin Lun Leung left the Board after more than three years of service. She was replaced by Mr. Gowtamsingh Dabee. Mr. Dabee has over 25 years of experience as a professional accountant in public practice and industry in Mauritius, Africa, and the Middle East.

On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Mr. M.S Unnikrishnan became the Chairman of the Board of the Company.

For further information, see “Management and Employees – Management”.

Board Committees: In recent months, the Board has completed a review of the Terms of Reference, Charters and membership of its Committees. The Audit Committee is now the Audit and Risk Committee, taking responsibility for our new ERM system. The CSR Committee is now the Sustainability and CSR Committee and has a broader mandate to ensure our ESG and CSR performance is world class and supports our goals, ethos, and operating strategy.

For further information, see “Management and Employees – Board Committees”.

Executive Committees: There are two executive committees which are formed by the Board as follows:

(i)	Ethics Committee – To review and investigate reported whistleblower complaints. Members of the Ethics Committee include the CEO and GCFO. The Ethics Committee is chaired by the Head of Legal and reports to the ARC.
(ii)	Executive Risk Committee – To develop, implement and monitor the Enterprise Risk Management framework. CFO and CEO are the members of this committee.

For further information, see “Management and Employees – Board Committees”.

Leadership: On April 26, 2022, we announced that the Board had accepted the resignations of our previous CEO & Managing Director, Mr. Ranjit Gupta, and COO, Mr. Murali Subramanian. Mr. Harsh Shah joined the Company as CEO on July 1, 2022 but subsequently resigned on August 29, 2022. Thereafter, Mr. Rupesh Agarwal became Acting CEO of the Company on Mr. Shah’s resignation. In November 2022, Mr. R. Narasimhan Iyer joined as Chief Operating Officer of the Company. On April 30, 2023, Mr. Sugata Sircar resigned from his position as non-executive Independent Director and member of the Company’s Audit & Risk Committee and Capital Committee and on May 1, 2023, joined as Group CFO and Executive Director, Finance of the Company’s subsidiary, APIPL. In July 2023, Mr. Sunil Gupta was appointed as the CEO of the group and as Managing Director of the Company’s subsidiary, APIPL. For more information, see “Risk Factors – The loss of our senior management or key employees may adversely affect our ability to conduct our business”.

For further information, see “Management and Employees – Management”.

C. Industry Overview

Renewable energy represents a significant and growing industry in India. At the 26th meeting of Conference of the Parties COP-26 climate summit in Glasgow, the Prime Minister of India increased the country’s renewable energy target to 500 GWs by 2030, which would represent 50% of the country’s energy requirements. Beyond that, the Prime Minister committed India to net carbon neutrality by 2070. India’s Nationally Determined Commitments were further tightened at COP-27 in Egypt.

An efficient, resilient, and financially robust power sector is essential for the growth of the Indian economy. Renewable sources of power are cleaner, faster to build and more cost-effective than most traditional sources of power. India’s rapidly growing economy requires significant investment in additional power capacity. India is already one of the largest renewable energy markets globally.

Renewable energy has strong government support and the government has designed policies, programs, and a liberal environment to attract domestic and foreign investment to the sector. Initially, the National Solar Mission (NSM) was launched in 2010 as a part of India’s National Action Plan on Climate Change (NAPCC) with a view to deploy 20 GWs of solar capacity by FY 2022. In 2015, the targets were revised to 175 GWs by 2022. India has now committed to achieve about 50 percent cumulative electric power installed capacity from non-fossil fuel-based energy resources by 2030.

The Indian renewable energy sector is the fourth most attractive renewable energy market in the world, with total installed capacity of renewable power of 131 GWs as of August 2023. India has witnessed one of the fastest growth rates in renewable energy capacity among all large economies, with renewable energy capacity growing from 35.5 GWs in March 2014 to 131 GWs in August 2023, a 269% increase. India’s total electricity installed capacity stood at 424 GWs as of August 31, 2023.

Total Installed Capacity (As of August 31, 2023)

Category	Installed Generation Capacity (in MW)	% Share in Total
Coal	206,195	48.60
Lignite	6,620	1.56
Gas	25,038	5.90
Diesel	589	0.14
Total Fossil Fuel (A)	238,442	56.20
Hydro	46,850	11.04
Wind	44,089	10.39
Solar	71,610	16.88
BM Power/Cogen	10,261	2.42
Waste to Energy	570	0.13
Small Hydro Power	4,982	1.18
Nuclear	7,480	1.76
Total Non-Fossil Fuel (B)	185,842	43.80
Total Installed Capacity	424,284	100

Power Consumption

There is huge potential for power demand to grow in India. The country is among the fastest growing large economies, already ranked fifth globally in terms of total GDP. Over the ten year period up to June 2023, electricity consumption and peak demand in India grew at a CAGR of 3.6% and 5.7%, respectively. Annual per capita power consumption in India has also grown significantly from 0.8 MWh in FY 2011 to 1.3 MWh in 2021-22, although it is still among the lowest in the world. According to the International Energy Agency, the annual per capita electricity consumption of India is around 21.7% that of China, which had per capita electricity consumption of 5.98 MWh, and around 9.9% of the United States, which had per capita electricity consumption of 13.07 MWh.

Solar Energy Potential

National Institute of Solar Energy (NISE), an autonomous research and development institution under the MNRE, assesses the country’s solar potential at approximately 748 GWs, assuming 3% of the waste land area could be covered by Solar PV modules. Solar energy has taken a central place in India’s NAPCC with the NSM as one of the key Missions. The GOI have launched various schemes under the NSM to boost generation of solar power in the country, most importantly procurement of solar power by SECI, but also including initiatives such as Solar Park Scheme, Viability Gap Funding (“VGF”) Schemes, CPSU Scheme, Defence Scheme, Canal bank & Canal top Scheme, Bundling Scheme and Grid Connected Solar Rooftop Scheme.

In addition, policies to promote and enable renewable energy have included a Renewable Purchase Obligation (RPO) on certain industries, the waiver of ISTS charges and losses for inter-state sale of solar and wind power, “must run” status, guidelines for procurement of solar power though tariff based competitive bidding process, standards for deployment of solar photovoltaic systems and devices, provision of roof top solar and guidelines for development of smart cities, amendments in building by-laws for mandatory provision of roof top solar for new construction or higher floor area ratio, infrastructure status for solar projects, tax free solar bonds, and providing long tenor loans from multi-lateral agencies.

Solar power capacity in India increased from 2.6 GWs in March 2014 to 71.61 GWs as of August 2023. Refer below for solar installed capacity as of August 2023 for states with highest irradiation:

Wind Energy Potential

In recent years wind power generation capacity in India has increased significantly. Through the National Institute of Wind Energy (NIWE), the GOI installed over 800 wind-monitoring stations across the country and issued wind potential maps at 50 meters, 80 meters, 100 meters and 120 meters above ground level. The recent assessment indicates a gross wind power potential of 302 GWs in the country at 100 meters and 695.50 GWs at 120 meters above ground level. Most of this potential exists in seven states: Gujarat, Telangana, Maharashtra, Tamil Nadu, Madhya Pradesh, Karnataka and Andhra Pradesh.

D. Regulatory Matters

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

(i) Central Government – Policies and Regulations:

Electricity Act, 2003

The Electricity Act, 2003, as amended (“Electricity Act”) is the central legislation which covers, among others, generation, transmission, distribution, trading and use of electricity. It governs the establishment, operation and maintenance of any electricity generating company and prescribes technical standards in relation to the connectivity of generating companies with the grid. As per provisions of the Electricity Act, generating companies are required to establish, operate and maintain generating stations, sub-stations and dedicated transmission lines. Further, the generating companies may supply electricity to any licensee or even directly to consumers, subject to obtaining open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and any other open access charges, as may be determined by the concerned electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

In accordance with Section 7 of the Electricity Act, a generating company may establish, operate and maintain a generating station without obtaining a license under the Electricity Act if it complies with the technical standards relating to connectivity with the grid prescribed under clause (b) of Section 73 of the Electricity Act.

Under the Electricity Act, the State Electricity Regulatory Commissions, (“SERCs”) are required to promote co-generation and generation of electricity from renewable sources of energy and sale of electricity to any person from sources other than the incumbent distribution licensee under the provisions of open access. The Electricity Act further requires the SERCs to specify, for the purchase of electricity from renewable sources, as a percentage of the total consumption of electricity within the area of a distribution licensee, which has been implemented in the form of renewable purchase obligations, (“RPOs”).

Additionally, the Electricity Rules, 2005, as amended (“Electricity Rules”) also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. In case of a generating station owned by a company formed as a special purpose vehicle, the electricity required to be consumed by captive users is to be determined with reference to such unit or units identified for captive use and not with reference to the generating station as a whole, and equity shares to be held by the captive users must not be less than 26% of the proportionate equity interest of the company related to the generating unit or units identified as the captive generating plant.

The Ministry of Power introduced the Electricity Act (Amendment) Bill, 2020 (“2020 Amendment Bill”) to amend the Electricity Act to promote the generation of electricity from renewable sources of energy. The Ministry of Power also introduced Electricity (Rights to Consumers) Rules, 2020, as amended (“2020 Electricity Rules”) to empower consumers of electricity and confer rights upon the consumers to be entitled to reliable services and quality electricity. The 2020 Electricity Rules introduced, inter alia, installation of smart or pre -payment meter. Further, the Rules intend to ensure the availability of 24x7 power to all the consumers with some exceptions for lower hours that the relevant State Electricity Regulatory Commission may specify for certain categories of consumers and introduces robust grievance redressal mechanism to be introduced by the distribution licensees.

The Ministry of Power introduced the Electricity (Amendment) Bill, 2022 (“2022 Amendment Bill”) which seeks to, among others, facilitate (i) development of the hydro sector in the country; and (ii) the use of distribution networks by all licensees under provisions of non-discriminatory open access with the objective of enabling competition, enhancing efficiency of distribution licensees for improving services to consumers and ensuring sustainability of the power sector. The 2022 Amendment Bill added that RPO should not be below a minimum percentage of the total consumption of electricity in the area of a distribution licensee, prescribed by the central government. Failure to meet RPO requirements will be punishable with a penalty ranging between Rs. 0.25 and Rs. 0.35 per kilowatt-hour for the shortfall in the first year of default and between Rs. 0.35 and Rs. 0.50 per kilowatt-hour for the shortfall continuing after the first year of default. The Ministry of Power has also issued the Electricity (Amendment) Rules, 2022 to determine that the surcharge imposed by the state commission shall not exceed 20% of average cost of supply, timely recovery of power purchase costs by distribution licensee, resource adequacy, energy storage system, and implementation of a uniform renewable energy tariff for central pool.

Tariff Determination

Under the Electricity Act, the appropriate commission is empowered to determine the tariff for the supply of electricity by a generating company to a distribution licensee. The appropriate electricity regulatory commission is guided by certain principles while determining the tariff applicable to power generating companies which include, among other things, principles and methodologies specified by the CERC for tariff determination, safeguarding consumer interest and other multiyear tariff principles laid down by the implementation of the National Electricity Policy (“NEP”) the Tariff Policy and the National Tariff Policy of India, 2016 (“NTP 2016”); and, tariff may also be determined through the transparent process of bidding in accordance with the guidelines issued by the Government of India.

National Tariff Policy, 2016

The Government of India notified the Tariff Policy on January 6, 2006 (“Tariff Policy 2006”) under Section 3 of the Electricity Act, to ensure availability of electricity to consumers at reasonable and competitive rates, financial viability of the sector and to attract investment, promote transparency, consistency and predictability in regulatory approaches across jurisdictions and minimize perceptions of regulatory risks and promote competition and to guide CERC and the SERCs in discharging their functions. The Tariff Policy 2006 has now been replaced with the NTP 2016.

In exercise of the powers conferred under Section 3 of the Electricity Act, 2003, the Government of India has issued the revised tariff policy to be applicable from January 28, 2016. The objectives of NTP 2016, among others, include:

1.	ensuring financial viability of the power sector and attract investments;
2.	ensuring availability of electricity to consumers at reasonable and competitive rates;
3.	promoting generation of electricity from renewable sources; and
4.	promoting hydroelectric power generation.

The NTP 2016 has removed the ambiguity on applicability of the RPOs on co-generation as it has been clarified that co- generation from sources other than renewable sources shall not be excluded from the applicability of the RPO. NTP 2016 specifies that an existing coal or lignite based generating station may choose to add additional renewable energy capacity and generation from such renewable energy capacity may be bundled with its thermal generation for the purpose of sale. In case an obligated entity procures such bundled power, then the SERCs will consider the obligated entity to have met the RPO to the extent of power bought from such renewable energy generating stations.

Further, to encourage faster capacity addition based on solar and wind energy sources, the Ministry of Power on November 23, 2021 waived the inter-state transmission charges for solar, wind, hydro pumped storage plant (“PSP”) and battery energy storage system projects (“BESS”) commissioned up to June 30, 2025. Such waiver shall be applicable for a period of 25 years for solar, wind and hydro PSP, or for a period of 12 years for BESS, or for a period subsequently notified for future projects by the GoI, from the date of commissioning of the power plant. The waiver shall be allowed for inter-state transmission charges only, and not losses. Such power plants shall be required to meet the following criteria, among others: (a) solar and wind energy generation consumed or sold through competitive bidding, power exchange, or through bilateral agreement; (b) electricity from solar and/or wind sources used by PSP and BESS subject to at least 51% of electricity requirement for pumping of water in PSP and charging of battery in BESS is met by use of electricity generated from wind and/or solar power plants; (c) electricity generated/supplied from such PSP and BESS power plants as mentioned above in (b); (d) for trading of electricity generated/supplied from solar, wind and sources mentioned in (a) to (c) above in green term ahead market and green day ahead market up to June 30, 2025; (e) for green hydrogen plants commissioned up to June 30, 2025 i.e. hydrogen generated using the electricity produced from solar and wind energy and sources mentioned in (a) to (c) above. This waiver shall be applicable for a period of 8 years from the date of commissioning of such hydrogen plant.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Wind and Solar Power

The Ministry of Power has issued guidelines on August 3, 2017 and December 8, 2017, as amended, for procurement of solar and wind power, respectively, through tariff based competitive bidding process (“Competitive Bidding Guidelines”). The Competitive Bidding Guidelines aim to enable the distribution licensees to procure solar and wind power at competitive rates in a cost-effective manner. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees, or the authorized representatives(s), or an intermediary procurer from grid-connected Solar PV Power Projects or grid-connected Wind Power Projects having capacity of 5 MW and above or 5 MW and above for intra-state projects 50 MW and above for inter-state projects, respectively. The Competitive Bidding Guidelines were further supplemented when the Ministry of Power issued guidelines on August 26, 2022 with the aim of promoting cheaper renewable energy sources replacing costlier thermal power and to promote RPO of distribution licensees.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Wind Solar Hybrid Projects

The Ministry of New and Renewable Energy has issued guidelines on October 14, 2020 (“Competitive Bidding Guidelines”), as amended, for ensuring availability of renewable energy to DISCOMs at competitive rates. The objective for the Competitive Bidding Guidelines is to provide a framework for procurement of electricity from interstate transmission system grid connected wind- solar hybrid power projects through a transparent process of bidding. These Competitive Bidding Guidelines have been issued under the provisions of Section 63 of the Electricity Act, 2003. The individual minimum capacity of projects allowed is 50 MW at one site and a single bidder cannot bid for less than 50 MW. Further, the rated power capacity of one resource (wind or solar) shall be at least 33% of the total contracted capacity. The SECI will be the nodal agency for implementation of these Competitive Bidding Guidelines. The bidders may obtain fiscal and financial incentives available for such projects as per prevailing conditions and rules, and the same may be disclosed by the SECI in the request for selection document.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Round-The Clock Power from Grid Connected Renewable Energy Power Projects, complemented with Power from any other source or storage.

The Ministry of Power has issued guidelines on July 22, 2020 as amended on November 3, 2020, February 5, 2021, February 3, 2022 and August 26, 2022 to enable procurement of round-the-clock power by distribution companies from grid- connected renewable energy power projects, complemented with power from any source or storage, through tariff based competitive bidding process, and to facilitate addition to renewable energy capacity and fulfillment of renewable power obligation requirements of distribution companies. Pursuant to these guidelines, the renewable energy component generated under this program is eligible for renewable purchase obligation compliance. Further, the amendment dated February 5, 2021 has made it mandatory to include force majeure clauses in the PPAs as per the industry standards. The amendment dated August 26, 2022 provided, among other things, that: (i) the provisions for change in law shall be construed in accordance with the Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 notified by the Ministry of Power on October 22, 2021; and (ii) in case of project components being located at multiple locations, if one of such components (wind or solar PV) is ready for injection of power into the grid but the remaining component is unable to be commissioned, then the generator will be allowed for commissioning of such component which is ready outside the ambit of PPA, with first right of refusal for such power vested with the end procurer. Subsequent to refusal of such power by the end procurer, the right of refusal shall vest with the intermediary procurer. In case the procurer/intermediary procurer decides to buy such discrete component(s) power outside the PPA, such power shall be purchased at 50% of the PPA Tariff/weighted average levelized tariff for the applicable contract year.

Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020

CERC notified the Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020, or the “Tariff Regulations 2020,” on June 23, 2020. These regulations came into force from July 1, 2020 and shall remain effective until March 31, 2023, unless reviewed earlier or extended by CERC. Under the Tariff Regulations 2020, CERC has specified certain parameters for determination of tariff for new sources of renewable energy such as floating solar project, renewable hybrid energy project and renewable energy project with storage in addition to those covered in past tariff regulations. In case of renewable energy projects for which generic tariff has to be determined as per these regulations, it will be done through a tariff order at least one month before the commencement of the year for each year of the control period, which is from July 2020 to March 2023. The other tariff, which is project specific, shall be determined by the CERC on a case to case basis for, among others, solar PV power projects, floating solar projects, solar thermal power projects, wind power projects, renewable hybrid energy projects and renewable energy with storage projects.

National Electricity Policy, 2005

The Indian Government notified the National Electricity Policy, as amended (“NEP”) on February 12, 2005, under Section 3 of the Electricity Act. The key objectives of the NEP, amongst other things are, stipulating guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders, keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources and energy security issues.

Further, NEP emphasizes the need to promote generation of electricity based on non-conventional sources of energy. The NEP provides that SERCs should specify appropriate tariffs to promote renewable energy (until renewable energy power projects relying on non-conventional technologies can compete within the competitive bidding system). SERCs are required to specify percentages of the total consumption of electricity in the area of a distribution licensee that progressively increase the share of electricity generated from renewable sources. Furthermore, the NEP provides that such purchase of electricity by distribution companies should be through competitive bidding.

The Government of India has released draft of National Electricity Policy, 2021 and sought comments from the stakeholders. Once implemented, the draft National Electricity Policy aims at achieving the following objectives, among others: (a) promotion of clean and sustainable generation of electricity; (b) development of adequate and efficient transmission systems; (c) revitalization of DISCOMs; (d) development of efficient markets for electricity; (e) supply of reliable and quality power in line with specified standards in an efficient manner; (f) move towards light- touch regulation; and (g) promotion of manufacturing goods and services in India in the generation, transmission and distribution segments of the power sector under the Make in India initiative and Atmanirbhar Bharat Abhiyan (self-reliance scheme).

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010 (“Grid Code”)

The CERC in these regulations, as amended from time to time, has laid down the rules, guidelines, and standards to be followed for planning, developing, maintaining and operating the power systems, in the most secure, reliable, economic and efficient manner. These regulations have been amended to require the wind and solar power generators to forecast and schedule their power generation on a day ahead basis. Further, the Grid Code provides a “must-run” status to all solar and wind power plants and exempts such power plants from “merit order dispatch” principles. The schedule by wind and solar generators which are regional entities may be revised by giving advance notice to the relevant regional load dispatch centre.

Guidelines for Development of Onshore Wind Power Projects, 2016 (“MNRE Guidelines”)

The Ministry of New and Renewable Energy (“MNR”) initially issued guidelines for orderly growth of the wind power sector, which were subsequently revised from time to time. These guidelines aim to facilitate the development of wind power projects in an efficient and cost-effective manner.

Revised Guidelines for Wind Power Projects (“Wind Power Guidelines”)

To ensure quality of wind farm projects and equipment, MNRE introduced the Wind Power Guidelines which were revised and addressed to the erstwhile State Electricity Boards, state nodal agencies and financial institutions such as Indian Renewable Energy Development Agency Limited (“IREDA”). The Wind Power Guidelines provide for, inter alia, proper planning, selection of quality equipment and implementation, performance and monitoring of wind power projects.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, the Electricity Act and the Tariff Policy require the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. RPOs are required to be met by obligated entities (distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by renewable energy power producers such as the Group, or by purchasing renewable energy certificates (“RECs”). In the event of default by an obligated entity in any fiscal year, the SERC may direct the obligated entity to pay a penalty or to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of RECs.

Generation Based Incentive Scheme (“GBI Scheme”)

To encourage generation from wind energy projects, MNRE notified the GBI Scheme for grid connected wind power projects on December 17, 2009 which is currently applicable to the wind power projects which were commissioned and registered under the GBI Scheme during period commencing from the date of the aforementioned notification and up to March 2017. GBIs under the GBI Scheme are available for the wind power projects selling electricity to the grid and captive wind power projects but exclude wind power projects that undertake third-party sales. Only those wind power projects which sell electricity at the tariff announced by SERCs and/or state governments are eligible for benefits under the GBI Scheme. The objective of the GBI Scheme is to (i) broaden the investor base; (ii) incentivize actual generation with the help of generation/outcome based incentives; and (iii) facilitating entry of large independent power producers and foreign direct investment in the Indian wind power sector. Under the GBI Scheme, generation-based incentives are available for a minimum period of four years and maximum period of 10 years.

Ujwal Discom Assurance Yojana (“UDAY”)

UDAY is a scheme formulated by the Ministry of Power, Government of India, pursuant to an Office Memorandum dated November 20, 2015. It provides for the financial turnaround and revival of Power Distribution companies, (“DISCOMs”). The scheme is applicable only to state-owned DISCOMs including combined generation, transmission, and distribution undertakings.

The various state governments, their respective DISCOMs and the Government of India have entered into agreements which stipulate responsibilities of the entities towards achieving the operational and financial milestones under the scheme. One of the features of this scheme is that the States have agreed to take over 75% of the debt of the DISCOMs as of September 30, 2015 over a period of two years–50% of the DISCOM debt in 2015-16 and 25% in 2016-17 as per the mechanism provided for in the scheme.

National Solar Mission (“NSM”)

NSM was approved by the Government of India on November 19, 2009 and launched on January 11, 2010. The target for solar deployment was enhanced to 100 GW of solar power in India by 2022. The target principally comprises 40 GW rooftop solar power projects and 60 GW large and medium scale grid connected solar power projects. In addition, the Government of India on March 22, 2017 sanctioned the implementation of a scheme to enhance the capacity of solar parks from 20,000 MW to 40,000 MW for setting up at least 50 solar parks each with a capacity of 500 MW and above by 2019-2020, which was further extended to 2021-2022.

Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008 (“CERC Open Access Regulations”)

The CERC Open Access Regulations, as amended from time to time, for inter- state transmission provide for a framework which not only facilitates traditional bilateral transactions (negotiated directly or through electricity traders), but also caters to collective transactions discovered in a power exchange through anonymous, simultaneous competitive bidding by sellers and buyers. Applicable to short term open access transactions up to one month at a time, the emphasis of the CERC Open Access Regulations is on scheduling rather than reservation to ensure that the request of an open access customer is included in the dispatch schedules released by RLDCs. Further, certain types of transmission services by payment of transmission charges (to be levied in Rupees per MWh) shall be available to open access customers based on the type of transactions, i.e., bilateral or collective. In addition to transmission charges, certain operating charges shall also be levied. The CERC Open Access Regulations enable entities connected to inter-state transmission as well as intra-state transmission and distribution systems to purchase power from a source other than the incumbent distribution licensee situated outside the relevant State. The CERC Open Access Regulations were last amended in December 2019, establishing procedures for scheduling of transactions in the real-time market.

Central Electricity Regulatory Commission (Grant of Connectivity, Long-term Access and Medium-term Open Access in inter-State Transmission and related matters) Regulations, 2009 (“CERC Connectivity & Access Regulations”)

The CERC Connectivity & Access Regulations, as amended from time to time, provide a framework for granting connectivity, medium and long-term access to the inter-state transmission system (“ISTS”) Any power generating station, including a captive generating plant or a bulk consumer, is authorized to seek connectivity, medium and long-term access to the ISTS in accordance with the provisions made under these Regulations. CERC Connectivity & Access Regulations identifies Central Transmission Utility (“CTU”) as the nodal agency for grant of connectivity. With respect to medium and long-term access to ISTS, CTU is mandated to frame procedures concurrent to the CERC Connectivity & Access Regulations covering all the aspects as envisaged in the CERC Connectivity & Access Regulations in detail. For grant of connectivity, wind and solar based projects are treated differently by CERC Connectivity & Access Regulations, as a separate set of procedures is framed for wind and solar projects safeguarding the interests of renewable energy projects and the transmission system owner.

Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020 (“CERC Transmission Charges Regulations 2020”)

The CERC Transmission Charges Regulations 2020, as amended on February 7, 2023, provides a framework for sharing of charges among the entities for using the ISTS network. As per the CERC Transmission Charges Regulations 2020, transmission charges and losses for the use of ISTS are not applicable for solar power-based projects whose useful life has been commissioned during the period from July 1, 2011 to June 30, 2023 and for wind power-based projects whose useful life has been commissioned during the period from July 1, 2017 to June 30, 2023. The CERC Transmission Charges Regulations 2020 has come into force from November 1, 2020 and has superseded the CERC Transmission Charges Regulations 2010. The CERC Transmission Charges Regulations 2020 accorded ISTS transmission charges waiver to wind, solar and hydro projects as follows:

●	REGS or RHGS based on wind or solar sources or hydro PSP ESS which have declared commercial operation up to June 30, 2025 shall be considered for waiver of transmission charges. for a period of 25 years from date of COD;
●	Battery ESS charged with REGS or RHGS based on wind or solar sources which have declared commercial operation up to June 30, 2025 shall be considered for waiver of transmission charges for a period of 12 years from date of COD;
●	Hydro generating station where: (a) PPAs are signed on or after December 1, 2022 but on or before June 30, 2025; and (b) construction work is awarded on or before June 30, 2025 shall be considered for waiver of transmission charges under the CERC Transmission Charges Regulations 2020, for a period of 18 years from the date of COD of the hydro generating station post June 30, 2025; and
●	ISTS charges shall be levied in a staggered manner with annual increments of 25% post June 30, 2025.

Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2022 (“F&S Regulations”)

The CERC in these regulations, as amended from time to time, has laid down rules guidelines and standards for maintaining grid discipline and grid security as envisaged under the Grid Code through the commercial mechanism for Deviation Settlement through withdrawal and injection of electricity by the users of the grid including wind and solar based plants connected to an interstate transmission network. The wind and solar generators connected to interstate transmission networks are required to provide a daily 15 minutes’ time block wise generation schedule. The schedule may be revised by giving advance notice to the relevant Regional Load Despatch Centre. Any deviations between actual generation with respect to the schedule generation in the 15-minute time block is liable to attract commercial charges as per the formula prescribed in the F&S Regulations.

Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 (“Change in Law Rules”)

The Change in Law Rules, provide the mechanism for adjustment and recovery of monthly tariff or charges upon the occurrence of a change in law (such as change in any domestic tax including duty, levy, cess, or charges as specified under the Change in Law Rules), for the compensation of the affected party to restore such affected party to the same economic position as if such change in law had not occurred. Change in law, as per the Change in Law Rules, unless otherwise defined in the relevant agreement means, any enactment or amendment or repeal of any law, made after the determination of tariff under the Electricity Act, 2003, leading to corresponding changes in the cost requiring change in tariff. Where the relevant agreement does not lay down a formula for calculation of the amount of the impact of a change in law to be adjusted and recovered, such impact shall be calculated in accordance with the formula provided in the Change in Law Rules, which is based on, among other things, the estimated monthly electricity generation, contracted capacity of the power plant as per the agreement, normative plant load factor and capacity utilization factor. The generating company or transmission licensee shall, within thirty days of the coming into effect of the recovery of impact of change in law, furnish all relevant documents along with the details of calculation for adjustment of the amount of the impact in the monthly tariff or charges to the appropriate commission, which shall verify the calculation and adjust the amount of impact within 60 days from the date of receipt of the relevant documents. After such adjustment, the generating company or transmission licensee, as the case may be, shall adjust the monthly tariff or charges annually based on actual amount recovered, to ensure that the payment to the affected party is not more than the yearly annuity amount. The Ministry of Power, pursuant to its circular dated February 21, 2022, clarified that this Change in Law

Rules will be applicable on the events occurred on or after the date of notification of this Change in Law Rules.

Electricity (Promotion of Generation of Electricity from Must-Run Power Plant) Rules, 2021 (“Must-Run Rules”)

Under the Must-Run Rules, a wind, solar, wind-solar hybrid or hydro power plant (in cases where water levels could lead to flooding risk) or a power plant from any other sources, as may be established from time to time by the relevant governmental authority, that has entered into an agreement to sell electricity to any person is a ‘must-run power plant’. A must-run power plant is not subject to reduction or regulation of generation or supply of electricity on account of merit order dispatch or any other commercial consideration, except in the event of technical constraint in the electricity grid or for reasons of security of the electricity grid. In the event of reduced demand by a procurer from a must-run power plant, compensation is payable by the procurer to the must -run power plant at the rates specified in the agreement for purchase or supply of electricity. In the event of any technical constraint in the electricity grid or for reasons of security of the electricity grid, where the procurer notifies the must-run power plant in advance of a reduction, the must-run power plant will sell the electricity not utilized by the procurer on the open market. The amount realized by such must-run power plant from such sale of electricity on the open market, after deducting actual expenses paid for the sale on the open market, if any, shall reduce the compensation payable by the procurer. Amounts owed pursuant to the foregoing will be paid by the procurer on a monthly basis with any offset payment paid by the must-run power plant to the procurer within one month of the close of the fiscal year.

Electricity (Late Payment Surcharge) Rules, 2022 (“LPS Rules 2022”)

The LPS Rules 2022 were notified by the Ministry of Power on June 3, 2022. The LPS Rules 2022 are applicable for payments to be made in pursuance of power purchase agreements, power supply agreements and transmission service agreements, where tariff is determined under the Electricity Act, 2003, including such agreements which become effective before the LPS Rules 2022 came into force. The LPS Rules 2022 provide that late payment surcharge, that is, the charges payable by a distribution company to a generating company or electricity trader for power procured from it, or by a user of a transmission system to a transmission licensee on account of delay in payment of monthly charges beyond the due date, shall be payable on the payment outstanding after the due date at the base rate of late payment surcharge applicable for the period for the first month of default. The rate of late payment surcharge for the successive months of default shall increase by 0.5% for every month of delay provided that the late payment surcharge shall not be more than 3 percent higher than the base rate at any time and shall not be higher than the rate specified in the agreement for purchase or transmission of power. All payments by a distribution licensee to a generating company or a trading licensee for power procured from it or by a user of a transmission system to a transmission licensee shall be first adjusted towards late payment surcharge and thereafter, towards monthly charges, starting from the longest overdue bill. LPS Rules 2022 also provides for regulation of access to power in case of non-payment of dues within the specified time period. The over-dues of the prior period, i.e., up to June 3, 2022, shall be liquidated through equated monthly installments as per the provision of the LPS Rules 2022.

Electricity (Promoting Renewable Energy Through Green Energy Open Access) Rules, 2022 (“Green Energy Open Access Rules 2022”)

The Ministry of Power notified the Green Energy Open Access Rules 2022 on June 6, 2022 with the objective of ensuring access to affordable, reliable, sustainable and green energy. The reduction of the open access transaction limit from 1 MW to 100 kW and appropriate provisions for cross-subsidy surcharge, additional surcharge, and standby charge is expected to incentivize consumer access to green energy at reasonable rates.

Central Electricity Regulatory Commission (Connectivity and General Network Access to the inter-State Transmission System) Regulations, 2022 (“GNA Regulations”)

The CERC issued the GNA Regulations on June 7, 2022, which, when fully implemented, will replace CERC regulations form 2009. The GNA Regulations provide electricity generators with general network access, allowing them to connect to and distribute power through the inter-state transmission system without designating the location of the offtaker. The GNA Regulations also contemplate grant of temporary GNA (T-GNA), which provides an open access right to an eligible buying entity for a duration of up to 11 months.

Ministry of Environment - E-Waste (Management) Rules, 2022

These rules apply to every manufacturer, producer refurbishes dismantler and recycler involved in manufacture, sale, transfer, purchase, refurbishing, dismantling, recycling and processing of e- waste or electrical and electronic equipment, including Solar panels/cells, solar Photovoltaic panels/cells/modules under (ii) Consumer Electrical and Electronics and

Photovoltaic.

This rule requires every manufacturer and producer of solar photo-voltaic modules or panels or cells to also:

●	Store solar photo-voltaic modules or panels or cells waste generated up to the year 2034 - 2035 as per the guidelines laid down by the CPCB in this regard;
●	Ensure that the processing of the waste other than solar photo-voltaic modules or panels or cells;
●	Ensure that the inventory of solar photo-voltaic modules or panels or cells shall be put in place distinctly on portal; and
●	Comply with standard operating procedure and guidelines laid down by CPCB.

Ministry of Environment, Forest and Climate Change - Plastic Waste Management Rules, 2016

These rules apply to every waste generator, local body, village body, manufacturer, importers and producer. The rules do not apply to the export oriented units or units in special economic zones, notified by the Central Government, manufacturing their products against an order for export only.

The waste generator must take steps to minimize generation of plastic waste and segregate plastic waste at source in accordance with the Solid Waste Management Rules, 2000; not litter plastic waste and ensure segregated storage of waste at source; and handover segregated waste to the relevant local body or agencies appointed by them or registered waste pickers’, registered recyclers or waste collection agencies.

Renewable energy certificates (“RECs”)

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) on January 14, 2010 and the same was amended on September 29, 2010, July 10, 2013, December 30, 2014 and March 28, 2016. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Dispatch Centre as the central agency to perform certain functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfillment of RPOs by the distribution utilities/consumers.

Central Electricity Regulatory Commission (Terms and Conditions for Renewable Energy Certificates for Renewable Energy Generation) Regulations, 2022

According to the new regulations, renewable energy generating stations, captive generating stations based on renewable energy sources, distribution licensees, and open access consumers are now eligible to issue renewable energy certificates (RECs).

The national load despatch center (NLDC) has been designated the agency to implement these regulations. REC Regulations stipulated the details of Grant of accreditation, Issuance, Exchange, Redemption, Denomination, Pricing and Validity for certificates. CERC has also introduced certificate multiplier for renewable energy generating station, Hydro, municipal solid waste, non- fossil fuel-based cogeneration and biomass and biofuel. Certificate once assigned to a renewable energy generating station, the certificate multiplier will remain valid for 15 years.

National Wind-Solar Hybrid Policy (“Hybrid Policy”)

MNRE announced the Hybrid Policy on May 14, 2018, with an aim to encourage renewable power generation and promote new projects as well as hybridization of the existing wind and solar projects. The policy was amended on August 13, 2018. The main objective of the Hybrid Policy is to provide a framework for promotion of large grid connected wind-solar photovoltaic hybrid systems for optimal and efficient utilization of transmission infrastructure and land, reducing the variability in renewable power generation and achieving better grid stability.

The implementation of wind solar hybrid systems will be/was on the basis of different configurations and use of technology. The Hybrid Policy mandates the Central Electricity Authority and the CERC to formulate necessary standards and regulations for wind-solar hybrid systems.

Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020 (“Hybrid Projects Guidelines”)

Pursuant to the Hybrid Policy, a scheme was introduced on May 25, 2018 for setting up of 2500 MW of wind-solar hybrid power projects at a tariff discovered through competitive bidding. The Hybrid Projects Guidelines dated October 14, 2020, as amended, issued by MNRE provides a framework for procurement of electricity from ISTS grid connected wind-solar hybrid power projects and facilitates transparency and fairness in procurement processes. Further, power purchase agreements, (“PPAs”) entered into pursuant to these guidelines shall not have a term lesser than 25 years from the COD. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees or an intermediary procurer from Inter State Transmission State grid-connected wind-solar hybrid power projects having individual size of 50 MW and above at one site with minimum bid capacity of 50 MW. The Hybrid Projects Guidelines as amended on March 9, 2022 and November 2, 2022 provide that where the distribution licensee, authorizes any agency to carry out the tendering/bidding process on its behalf then the agency will be responsible for fulfilling all the obligations imposed on the procurer during the bidding phase, in accordance with these Guidelines.

Approved Models and Manufacturers of Solar Photovoltics Modules (Requirements for Compulsory Registration) order 2019 (“ALMM Order”)

The GoI has introduced a list of approved module suppliers who will be eligible to supply modules to project developers selected to develop solar projects in government projects, government assisted projects, projects under government schemes and programs, open access, net-metering projects, installed in the country, including specified projects set up for sale of electricity to the government. The Ministry of New and Renewable Energy on March 10, 2023 stated that the projects commissioned by March 31, 2024 will be exempted from the requirement of procuring solar photovoltaic modules from the list of approved module suppliers.

Integrated Day Ahead Market

Pursuant to a notification dated March 24, 2021, the Ministry of Power, India, an integrated day-ahead market (“Integrated DAM”), is expected to be launched at the power exchanges with separate price formation for power generated from renewable energy and conventional power. According to this notification, the proposed market structure should allow the buyer to meet the RPO target by dire power from the exchange. The notification is proposed to be implemented by June 30, 2021.

Amendments to the guidelines for tariff-based competitive bidding process for procurement of Round-The-Clock (RTC) power from grid-connected renewable energy (RE) power projects, complemented with power from any other source or storage

The amendments were notified by the Government of India in February 2022 and provide that the bidding evaluation parameter will be the weighted average levelized tariff per unit supply of RTC power. The bidder will be selected on the basis of the lowest weighted average levelized tariff. If the allocated quantum of power to the bidder is less than the total quantum of power to be contracted, capacity allocation will be on the basis of the bidder’s capacity to fill the tendered capacity until it is exhausted. This compares to the previous system wherein the remaining qualifying bidders (except the lowest cost bidder) were asked to match the tariff of the lowest cost bidder.

Guidelines for Procurement and Utilization of Battery Energy Storage Systems as part of Generation, Transmission and Distribution Assets, along with Ancillary Services

The guidelines were notified by the Government of India in March 2022 and aim to facilitate the procurement of battery storage systems to be utilized either in combination with renewable energy or as a standalone asset. These guidelines will also play a critical role in achieving the nation’s renewable energy and decarbonization goals. Business opportunities identified by the Ministry of Power in this space include BESS coupled with RE and with transmission infrastructure and storage for distribution and ancillary services.

Revised Scheme for Flexibility in Generation of Thermal/Hydro Power Stations through Bundling with Renewable Energy and Storage Power

A revised scheme was notified by the Government of India in April 2022. The revisions provide flexibility in generation and scheduling of power from thermal/hydro plants through bundling with renewable energy. This reduces the cost of power and helps distribution companies to meet renewable purchase obligations for distribution licensees to meet a certain minimum quantity of their power requirement from renewable sources.

Guidelines for Encouraging Competition in Development of Transmission Projects and Tariff based Competitive-bidding Guidelines for Transmission Service, 2021

The MoP and the GoI issued the Guidelines for Encouraging Competition in Development of Transmission Projects (“CDTP Guidelines”) and the Tariff based Competitive-bidding Guidelines for Transmission Service on August 10, 2021 (“TBCB Guidelines”), framed under the provisions of Section 63 of the Electricity Act in order to facilitate the smooth and rapid development of transmission capacity in the country as envisaged in the NEP and the NTP such that inter-state/intra-state transmission projects, other than those exempted by the GoI are implemented through tariff based competitive bidding. The CDTP Guidelines provides for the preparation of a) perspective plan for fifteen years, b) short term plan for five years, both collectively being a part of the National Electricity Plan by the Central Electricity Authority and c) a network plan prepared by the Central Transmission Utility based upon the National Electricity Plan prepared in accordance with the NEP which will be reviewed and updated as and when required but not later than once a year. Information will be made available to the stakeholders regarding new projects and the respective technical and other specifications for the purpose of project formulation and for enabling competitive bidding to take place. In addition, the selection of developers for identified projects would be through tariff based competitive bidding through e-reverse bidding for transmission services according to the TBCB Guidelines. Additionally, the nodal agency shall appoint an independent engineer during the construction phase in accordance with the framework prescribed in the CDTP Guidelines.

The TBCB Guidelines apply to the procurement of transmission services for the transmission of electricity through tariff-based competitive bidding. The TBCB Guidelines aim at facilitating competition through wider participation in providing transmission services and tariff determination through a process of tariff-based bidding.

The TBCB Guidelines provide that a Bid Process Coordinator (“BPC”) would be responsible for conducting the bid process for the procurement of the required transmission services for inter-state and intra-state transmission projects to be implemented under the tariff-based competitive bidding process prescribed. For the procurement of transmission services, the BPC shall adopt a single stage two envelope tender process featuring the requirement of a request for proposal with the preparation of bid documents as per the prescribed requirements. The initial price offer submitted online with the request for proposal will be evaluated based on annual transmission charged for all components covered under the package as quoted by the bidder. The bidders will undertake in the prescribed e-reverse bidding process with the minimum of two qualified bidders.

On selection of the bidder and issue of letter of intent from the BPC, the selected bidder shall execute the share purchase agreement to acquire the special purpose vehicle created for the project to become the transmission service provider in accordance with the bid made and consequently execute the transmission service agreement in accordance with the TBCB Guidelines. The transmission service provider shall accordingly be required to make an application for the grant of a transmission license to the appropriate commission within five working days from the date of execution of the share purchase agreement for the acquisition of the special purpose vehicle.

(ii) Environmental Laws

The Central Pollution Control Board of India (“CPCB”) a statutory organization established in 1974 under the Ministry of Environment, Forest and Climate Change (“MoEF&CC”) is responsible for setting the standards for maintenance of clean air and water and providing technical services to the MoEF&CC.

CPCB has classified industrial sectors under the red, orange, green and white categories. The newly introduced white category pertains to those industrial sectors which are practically non-polluting, including solar power generation through photovoltaic cells, wind power projects of all capacities and mini hydroelectric power. In relation to the white category of industries, only intimation to the relevant State Pollution Control Board is required, and there is no requirement to obtain a consent to operate within this category. However, to the extent they are applicable to the entities prescribed under the relevant legislation, the pollution control laws in India must be adhered to.

Solar PV Cell manufacturing plant is covered under the red category and there is a requirement to obtain consent to operate in this category.

National Action Plan on Climate Change

The National Action Plan on Climate Change, or the “NAPCC,” issued by the Government of India in 2008 has recommended that the national renewable energy generation standard be set at 5% of total grid purchase and that it be increased by 1% each year for ten (10) years, with the option for the SERCs to set higher minimum percentages than 5%, to ensure that by 2020, 15% of the total power capacity is generated from renewable energy sources. NAPCC also recommends imposition of penalty under the Electricity Act in case of utilities falling short to meet their RPOs.

National Wind Mission

In order to boost electricity generation from on-shore and off-shore wind sources, ensure certainty for stakeholders and capacity building, the MNRE has formulated the National Wind Mission, which provides for, inter alia, single window clearance for wind energy projects, land allocation mechanisms, tariff and financing mechanisms.

Green Hydrogen Policy

In January 2023, the Ministry of New and Renewable Energy Green Hydrogen Mission was notified to produce 5 MMT of Green Hydrogen per annum by 2030, with potential to reach 10 MMT per annum. The Mission will support replacement of fossil fuels and fossil fuel based feedstocks with renewable fuels and feedstocks based on Green Hydrogen. This will include replacement of hydrogen produced from fossil fuel sources with Green Hydrogen in ammonia production and petroleum refining, blending Green Hydrogen in city gas distribution systems, production of steel with Green Hydrogen, and use of Green Hydrogen-derived synthetic fuels (including Green Ammonia, and Green Methanol) to replace fossil fuels in various sectors including mobility, shipping, and aviation. The Mission also aims to make India a leader in technology and manufacturing of electrolysers and other enabling technologies for Green Hydrogen.

Energy Conservation (Amendment) Bill, 2022

The Energy Conservation (Amendment) Bill, 2022 was passed in December 2022, with the intention of encouraging the use of biofuels, green hydrogen and other renewable energy sources, as well as promoting the trading of carbon credits.

The bill includes the following key provisions:

1.	Mandating minimum use of non-fossil fuel sources for industries (mining, steel, cement, textile, chemicals and petrochemicals) and commercial buildings.
2.	Enabling government authorities to specify a system for trading carbon credits and for carbon markets.
3.	Enhancing the scope and coverage of the Energy Conservation Building Code

Measures to promote Hydropower:

In March 2019, the Government of India issued measures to promote hydropower including:

1.	Declaring Large Hydropower Projects (>25 MW) as renewable energy.
2.	Rationalizing hydropower tariff.
3.	Budgetary support for flood moderation and Storage Hydro Electric Projects (HEPs).
4.	Budgetary Support for enabling infrastructure.

II. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors” and elsewhere in this annual report. Actual results could differ materially from those contained in any forward-looking statements.

A. Overview

We are committed to remain a leader and pioneer of the renewable energy market in India. We sell renewable power to our customers in India on long term fixed price contracts, in many cases at prices at or below prevailing alternatives for our customers. Our financial strategy is to build our renewable energy assets with the most efficient cost of capital available to us. Since we have engineering, procurement and construction as well as O&M capabilities in-house, we retain the value creation at all stages of development and operation. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

We recognize revenue monthly, from renewable energy sold to our customers on a per kilowatt hour basis for the electricity supplied by our renewable power plants. We sell renewable energy based on terms in Power Purchase Agreements or “PPAs”.

The energy output of our plants is dependent in part on the quantum of solar irradiation at plant locations. As a result, our revenue is impacted by seasonal patterns such as shorter daylight hours in winters as well as daily and annual fluctuation in insolation. Typically, our plant load factor, or “PLF”, from operational solar power plants is lowest in the third quarter and highest in the first quarter of any given fiscal year (which ends on March 31).

A significant portion of the cost of our solar power plants consists of solar photovoltaic panels (or solar modules as they are called generally), inverters and other plant equipment. Other less significant costs include the cost of land or leasehold land costs, and installation costs. Our cost of operations primarily consists of expenses pertaining to operations, maintenance and insurance of our solar power plants. These expenses include payroll and related costs for plant maintenance staff, plant maintenance, insurance and, if applicable, lease costs. The cost of financing is a significant element in the overall cost of development and operations.

Under U.S. GAAP, we depreciate the capital cost of solar power plants over the estimated useful life of 25-35 years. We typically fund our projects through a mix of project finance and sponsor equity. Our project financing agreements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are met on specified dates. Some of our project finance borrowings are denominated in U.S. dollars, while we seek to hedge, fluctuations in the U.S. dollar exchange rate, any unhedged foreign currency exchange exposure can adversely impact our profitability. We seek to finance longer term and at fixed rates, but some of our borrowings have variable interest rates and changes in such rates may lead to an adverse effect on our overall cost of capital.

We use certain financial and non-financial non-U.S. GAAP measures to provide a comparison of our performance. The non-financial metrics include electricity generation, PLF, MW operating, MW Contracted & Awarded and MW Operating, Contracted & Awarded. We also use certain non-U.S. GAAP financial metrices such as Cost per MW operating, portfolio revenue run-rate, Adjusted EBITDA and Cash Flow to Equity to provide a comparison of our financial results. We use non-financial metrics that are commonly used in the industry to help users compare us with our peers and better demonstrate growth in terms of our current capacity, as well as our future capacity. We understand that non-U.S. GAAP measures helps investors compare our performance period over period and assess how we have improved productivity in reducing the cost of building a plant through cost per megawatt as well as measure the output of the plants through PLFs. The non-financial metrics are used by analysts and investors in arriving at a fair valuation of the Company by projecting future revenue as well as predicting the results of the company.

We classify a financial measure as being a non-U.S. GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded in the most directly comparable measure calculated and presented in accordance with U.S. GAAP as in effect from time to time in the United States in our statements of operations, balance sheets or statements of cash flows. The non-U.S. GAAP financial measures are supplemental measures that are not required by, or are not presented in accordance with, U.S.

GAAP. Non-U.S. GAAP financial measures do not include operating, other statistical measures or ratios calculated using exclusively financial measures calculated in accordance with U.S. GAAP. Moreover, the way we calculate the non-U.S. GAAP financial measures may differ from that of other companies reporting measures with similar names, which may limit these measures’ usefulness as a comparative measure.

Certain Factors affecting our Results

Late filing of this Form 20-F and NYSE delisting

We did not file our annual report on Form 20-F for fiscal 2022 (the “2022 Form 20-F”) and Fiscal 2023 including interim filings by the timelines required under SEC rules. In accordance with SEC rules, we are now unable to file new Form F-3 registration statements (including shelf registration statements) until such time we have timely filed all required SEC reports for 12 calendar months.

The NYSE suspended trading of our shares on July 13, 2023 due to our failure to timely file our periodic reports, including 2022 Form 20-F, in violation of their listing rules. We are appealing the NYSE’s decision, but, if our appeal is unsuccessful, our shares will be delisted, and no further trading on the NYSE will be possible. Consequently, our shares are only available to trade on the over-the-counter (or OTC) “expert” market, where quotations only will be directly available to broker dealers and professional investors (not to retail investors).

See “Risk Factors - The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares.”

Cashflow and Liquidity Position:

Our expansion plans in Fiscal 2024, if consummated, will require additional financing. We expect to incur substantial capital expenditure as well as operating and financial expenses, and, if so, our cash reserves and cash flow from operations may be insufficient to meet our planned obligations. Our ability to obtain additional financing on favorable terms, if at all, will depend on several factors, including our future results of operations, financial condition and cash flows, the amount and terms of existing indebtedness, general market conditions and market conditions for financing activities and the economic, political and other conditions in the markets where we operate. Our ability to raise financing on acceptable terms also depends on our credit ratings and may also be affected by the failure to deliver audited consolidated financial statements and the financial statements of subsidiaries and restricted borrowing groups in accordance with financing documents. We can make no assurances that we will be able to raise additional financing on acceptable terms in a timely manner or at all. Failure to obtain additional financing on acceptable terms and in a timely manner could adversely affect our business, results of operations, financial condition and cash flows. See “Risk Factors – Our cash reserves and cash flows may be insufficient to meet our working capital requirements and expansion plans absent further financing. Accordingly, our failure to obtain additional financing on acceptable terms and in a timely manner could materially and adversely affect our financial condition.”

Defaults under our Loan Agreements:

Timely submission of financial statements of the Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. Due to our inability to meet these covenants to date in respect of Fiscal 2022 and Fiscal 2023 (and interim periods therein), we secured extensions from our lenders in respect of these covenants until June 30, 2023 and July 15, 2023 (in one case). We have requested each of the applicable lenders for a further extensions until October 31, 2023, for submission of our financial statements for Fiscal 2022, and until December 31, 2023, for submission of our financial statements for Fiscal 2023.

While we received the requested extensions from several lenders, we have not yet received the requested extensions from lenders representing INR 14,089 million (US$ 185.7 million) of our external indebtedness. In this regard, our auditors have provided in their audit report that these “events raise a substantial doubt about the Company’s ability to continue as a going concern.” See “Consolidated Financial Statements - Report of Independent Registered Public Accounting Firm” on page F-2.

The Company is currently under discussions with its lenders to obtain the requisite extensions and expects to receive them in due course. The lenders who have not granted such extensions have rights under the respective financing agreements to take actions including (but not limited to) acceleration of the repayment of all or some of the indebtedness owed to them and/or security enforcement under the terms of the applicable financing agreements. Any such actions by lenders also could result in cross-defaults or cross-accelerations of other indebtedness and could materially and adversely affect our business, results of operations, financial condition and cash flows.

In addition, due to our inability to meet these information covenants to date, some of our lenders have started charging us penalty interest rates. In addition, in some of our borrowing facilities, the lenders have also revised the rate of interest upward due to delay in Fiscal 2022 audited financial statements and our downgrade in credit ratings. These penal rates of interest and higher rates of interest have increased our finance costs for the projects to which these loans relate. While the penal interest may cease to be charged upon finalization and submission of the delayed financial statements, the rate of interests which have been revised upwards may not be reverted to pervious levels, and, therefore, may result in continued higher cost of funds for our debt borrowings for these projects.

Credit Rating Downgrades:

Most of our external borrowings are required to be rated by accredited credit rating agencies. In Fiscal 2023 and Fiscal 2024, the rating agencies Fitch Ratings, Moody’s Investor Service, CRISIL and Care Ratings have each downgraded or announced a review of credit ratings with negative implications of the credit ratings of one or more of our subsidiaries. Downgrades in our credit ratings and other factors have led to interest rate increases in respect of some of our certain of our borrowings which has increased our financing costs and other similar interest rate increases are possible.

The table below sets forth our ratings and downgrades in Fiscal 2023 and Fiscal 2024 with respect to various borrowings.

Borrower or Borrower Group	Borrowing	Rating Agency	Downgrade Action
Azure Power India Private Limited	Long term & Short term	CRISIL	On December 23, 2022, long term downgraded to A+ (from AA-) and short term downgraded to A1 (from A1+)
On May 29, 2023 long term downgraded to A (from A+)
On July 11, 2023, long term downgraded to BBB+ (from A) and short term downgraded to A2 (from A1).
Azure Power India Private Limited	Long term & Short term	CARE	On December 27, 2022, long-term to A+ (from AA-)
On May 15, 2023, long-term downgraded to A (from A+) and short term downgraded to A1 (from A1+)
On July 15, 2023, long-term downgraded to BBB+ (from A) and short term downgraded to A2 (from A1).
Azure Power Maple Private Limited	Long Term	CRISIL	On December 23, 2022, long term downgraded to A (from A+)
On May 29, 2023 long term downgraded to A- (from A)
On July 11, 2023, long term downgraded to BBB+ (from A-)
Azure Power Forty Three Private Limited	Long Term	CRISIL	On December 23, 2022, long term downgraded to A+ (from AA-)
On May 29, 2023 long term downgraded to A (from A+)
On July 11, 2023, long term downgraded to BBB+ (from A)
Azure Power Forty Private Limited	Long Term	CRISIL	On December 23, 2022, long term downgraded to A (from A+)
On May 29, 2023 long term downgraded to A- (from A)
On July 11, 2023, long term downgraded to BBB+ (from A-)
Azure Power Forty Private Limited	Long Term	CARE	On Feb 13, 2023 long term downgraded to A- (from A)
On July 18, 2023, long term downgraded to BBB (from A-)
Azure Solar Private Limited	Long Term	CARE	On July 18, 2022, long term downgraded to A (from AA-)
Azure Power (Rajasthan) Private Limited	Long Term	CARE	On July 18, 2022, long term downgraded to A (from AA-)
Azure Power Jupiter Private Limited	Long Term	CARE	On July 18, 2022, long term downgraded to A (from AA-)
Restricted Group - II	Long Term	Fitch	On January 16, 2023, long term downgraded to BB- (from BB)

On June 26, 2023, long term downgraded to B (from BB-)

Restricted Group – II	Long Term	Moody’s	On January 16, 2023, long term downgraded to Ba2 (from Ba1)
On May 29, 2023, long term downgraded to Ba3 (from Ba2)
On July 14, 2023, long term downgraded to B1 (from Ba3) and withdrawn
Restricted Group - III	Long Term	Fitch	On January 16, 2023, long term downgraded to BB (from BB+)
On June 26, 2023, long term downgraded to B (from BB)
Restricted Group - III	Long Term	Moody’s	On January 16, 2023, long term downgraded to Ba3 (from Ba2)
On May 29, 2023, long term downgraded to B1 (from Ba3)
On July 14, 2023, long term downgraded to B2 (from B1) and withdrawn

Our rated borrowing as set forth in the table above, remain on negative credit outlook by each of the respective credit rating agencies, and, accordingly, further ratings downgrades could be announced by such agencies at any time.

See “Risk Factors - Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements.”

Whistle-blower Allegations and Special Committee Investigation:

We have conducted investigations into whistle-blower claims and learned of other allegations in June, July, and October 2021 against certain directors, officers and employees and former officers and directors of the Company.

In June and July 2021, we received whistle-blower complaints alleging corrupt conduct in acquisition of land, improper use of political connections, special treatment of certain employees, payment of kickbacks, and improper conduct by our sales team (this specific allegation was later determined to be a hoax). Our Ethics Committee, supervised by the Board’s Audit and Risk Committee and with the support of outside counsel and forensic accounting professionals, conducted a fulsome investigation into these allegations and found none to be substantiated. We nonetheless implemented enhancements to our compliance program recommended by our advisors after the investigations had concluded.

In addition, on October 1, 2021, the Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi in respect of an earlier Enforcement Case Information Report. Our former Group Chief Financial Officer and current Chief Financial Officer of our subsidiary APIPL, Mr. Pawan Kumar Agrawal, is one of the individuals named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. We will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.

In May 2022, we received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of our projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, we identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence that any improper payment was made to any government official was identified. Further, in Fiscal 2023, we reported to SECI that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised us, inter alia, that the project may be liable for damages and penalties for shortfalls in generation and for not commissioning the full capacity required under its PPA in a timely manner.

In September 2022, we received an additional whistle-blower complaint containing similar allegations of misconduct as the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other allegations. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of our projects. The investigation concluded that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR 135 million (US$ 1.8 million) on estimate, as a prudent measure in the given project. Further, we have reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR 118 million (US$ 1.6 million) has been made in the books of account on estimate, as a prudent measure, though no improper payments by the Group could be identified.

We also identified potential misrepresentations made by former executives to the Board in July 2021 regarding an asset purchase transaction for the development of a wind project. In addition, it appears our former executive officers may have circumvented internal policies in connection with the approval of another transaction related to another wind project. We were not able to identify any evidence of improper payments related to either of these transactions. Considering the observations regarding the transactions, we have reassessed the valuation of the asset purchase and related government orders and did not find any adjustment that needed to be made in the books of account.

Our investigation did not substantiate other portions of this September 2022 whistle-blower complaint.

As part of our investigations of the May 2022 and September 2022 whistle-blower complaints, we also widened our review to include a review of projects commissioned in Fiscal 2022 and Fiscal 2023 to ensure that similar weaknesses were not present. As part of our investigations, we identified inconsistencies in project data in certain of our projects, but we identified no improper payments made in connection with these projects.

We have taken a range of actions due to these findings, and the employees involved in the misconduct are no longer associated with us. In accordance with the recommendations of the Ethics Committee, the Board’s Audit and Risk Committee and their legal and forensic advisors, we are implementing remedial measures in both project control and monitoring. Further, we reported the findings from its investigations of the May 2022 and September 2022 whistle-blower complaints to the SEC and the U.S. Department of Justice, and we continue to cooperate with these authorities.

In addition, a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that former executives were involved in an apparent scheme with persons outside the Company to make improper payments in relation to a project but no related improper payments or transfers by the Group have been identified. The Special Committee’s review and its findings could impact our decision-making in connection with such projects. We have disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and we continue to cooperate with those agencies.

Our Group including our subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on us. Any such fines or penalties could materially and adversely affect our business, results of operations, financial condition and cash flows in future periods. In addition, we could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by our employees and former employees and executives.

For further information on the liabilities associated with the May 2022 and September 2022 whistle-blower complaints and the Special Committee investigation, see “Our Consolidated Financial Statements as of, and for the year ended,

March 31, 2022, Note 27 – Whistle-blower Allegations and Special Committee Investigations”.

Projects under execution:

In Fiscal 2023, the economics of projects currently under execution by us, have deteriorated given geo-political constraints and inflation in the supply chain, particularly in module prices, higher interest rates and a strong U.S. dollar.

We are conducting an ongoing review of our projects under contract to consider their commercial and economic viability. We also have reviewed our projects including those under review by the Special Committee with respect to improper payment allegations and related compliance issues. For more information, see below “- We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.”

In respect of our 2,333 MW projects in the state of Andhra Pradesh as part of its awarded 4,000 MW manufacturing linked projects, two Public Interest Litigations (“PILs”) were filed in the High Court of Andhra Pradesh in Fiscal 2022, challenging various aspects of the manufacturing linked tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up by Andhra Pradesh Discoms with SECI pursuant to the tender. The tariff adoption for the capacities by the Central Electricity Regulatory Commission is subject to the outcome of the PILs. We are not a party to the PILs, and the PILs currently are pending adjudication. As a result of these PILs and because the tariffs have been conditioned on the outcome of the PILs, we have not initiated project execution including land acquisition and procurement. Given uncertainties, we initiated discussions with SECI regarding the 2,333 MW projects and have requested that SECI work with us toward a resolution of the matter through reallocation of the capacity to another state, termination of the PPAs or other resolution. In a letter received in August 2023, SECI has requested that we comply with the provisions of our PPA with SECI. We continue to engage with SECI on this matter and look toward a fair resolution. If were unable to resolve the matter with SECI, we could face claims under our PPA with SECI, which could materially and adversely affect our business and subject us to damages or other liabilities that could adversely affect our results of operations and financial condition in future periods.

We continue to consider and manage all of our projects under execution in view of these developments.

General and administrative expenses (excluding Stock Appreciation Right (SAR) expenses):

The consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2022 were higher than our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2021 primarily due to higher legal and accounting costs related to whistle-blower and other investigations and legal costs related to defending various litigation matters. See “Whistle-blower Allegations and Special Committee Investigation” above. While we expect that such higher costs will adversely affect our operating results and cashflow in Fiscal 2023, we expect our SARs expenses to be lower than Fiscal 2022.

Operational update on Assam project:

In May 2022, portion of our 25 MW Assam project (Region 4) was severely affected by floods and other climatic hazards and was not operation from May 2022 to February 2023. The cost of restoration work was approx. INR 210 million (US$ 2.8 million) and total admissible insurance claim was INR 392 million (US$ 5.2 million) including business interruption. We consider these events to be a force majeure under the PPA. We formally informed the force majeure event to offtaker i.e. Assam Power Distribution Company Limited (“APDCL”) vide our letter dated May 17, 2022. There is no formal acceptance of force majeure from APDCL, however, there is no penalty imposed for this period due to non-availability of plant.

Rooftop Portfolio and Radiance:

In April 2021, the Company has entered into an agreement with Radiance to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MW (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance was to acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. The Company had recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the year ended March 31, 2021.

As on September 30, 2023, we received aggregate sale proceeds of INR 1,412 million (excluding working capital support reimbursed by Radiance), and we had transferred 66.5 MWs out of the total portfolio of 153 MWs. Out of this 66.5 MW, 33.2 MWs were from RG-II entities, for which we transferred a 48.6% shareholding to Radiance pursuant to the terms of the Green Bond Indentures, and the remaining 51.4% will be transferred to Radiance only after refinancing of the RG-II bonds. In August 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one of a rooftop project of 10 MW, the restriction on transfer of shareholding was released. For another 16 MWs, which is the Delhi Jal Board rooftop project, a 49% shareholding was transferred to Radiance and the remaining 51% will be transferred in 2024 after compliance with equity lock-in conditions under the applicable PPA. The transfer of ownership of these portfolios is not anticipated to occur within 12 months due to these restrictions.

Further, subsequent to year end, Company has transferred 100% shareholding in relation to 2.5 MW operating capacity.

The Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement.

COVID-19

In Fiscal 2021 and Fiscal 2022, COVID-19 and related lockdowns, especially in China, impacted our supply of components and raw materials for our projects. Our contracts with our suppliers and contractors all contain provisions for force majeure. In Fiscal 2021 and Fiscal 2022, due to the impact of COVID -19 related lockdowns in India and other parts of the world some of our suppliers issued force majeure notices to us requesting a suitable time extension for delivery.

During Fiscal 2021, under the MNRE’s direction, lockdowns due to COVID-19 were treated as force majeure events and blanket time-extension of 5 months were provided to all renewable energy projects. During the second wave of the COVID-19 pandemic in India at the start of Fiscal 2022, MNRE through its notifications dated May 12, 2021 and June 29, 2021, granted a further time-extension of 2.5 months (corresponding to the period from April 1, 2021 to June 15, 2021), for projects having their scheduled commissioning date (SCOD) on or after April 1, 2021, provided such time-extensions are not used as a ground for claiming termination of a PPA or for claiming any increase in the project cost. MNRE through its notification dated September 15, 2021, further clarified that the time-extension given for 2.5 months is an out-of-contract concession and can be claimed by renewable energy project developers and EPC contractors, provided that they do not claim any increase in project cost on account of this 2.5 months’ time extension. Subsequently, MNRE through its notification dated November 3, 2021 clarified that, change-in-law event shall continue to be governed by the provisions of the governing PPA and as decided by the appropriate commission. Further, MNRE though another notification, dated November 3, 2021, empowered its Dispute Resolution Committee to consider any additional time extension requirement in exceptional circumstances on account of disruptions into supply of imported solar PV modules and make a recommendation to MNRE on a case-to-case basis.

Key Operating Metrics

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

Megawatts Operating represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

Megawatts Contracted & Awarded represents the aggregate megawatt rated capacity of renewable power plants which include (i) PPAs signed with customers, and (ii) capacity won and allotted in auctions and where LOAs have been received but does not include the commissioned and operational capacity as of the reporting date.

The following table represents the megawatts Operating and megawatts Contracted & Awarded, which together are also called our total Portfolio, as of the end of the respective periods presented:

	As of March 31,
	2020	2021*	2022**#
Megawatts Operating	1,808	1,990	2,752
Megawatts Contracted & Awarded	5,307	4,965	4,759
Megawatts Operating, Contracted & Awarded	7,115	6,955	7,511

*

In Fiscal Year 2021, we identified certain subsidiaries to sell off on a going concern basis, which currently form part of our Rooftop business. Out of this identified portfolio, during the current year in April 2021, we executed a contract with Radiance to sell certain subsidiaries having an operating capacity of 153 MW. Hence, we have not considered this rooftop portfolio capacity for reporting under total portfolio as at year end.

**

Out of the identified rooftop portfolio of 153 MW, the Company has already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. The Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement. Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

#	Adjusted for inconsistencies in MWs reported as identified by the Group through its review of 2022 whistle-blower allegations. See “Whistle-blower Allegations and Special Committee Investigation” section for details.

As of March 31, 2023, the Company had operating capacity of 3,041 megawatts and we do not expect commissioning of any further projects during Fiscal Year 2023-24. Therefore, we expect to have megawatts operating of 3,041 MW by March 31, 2024.

Plant Load Factor (“PLF”)

Plant load factor, or PLF, is the ratio of the actual output of all our power plants, including rooftop portfolio, over the reporting period to their potential output if it were possible for them to operate at full rated capacity. The PLF is not the same as the availability factor. Our power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our PLF is a result of seasonality, weather, air pollution, rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid unavailability. We compute PLF on the basis of PPA capacity in AC or alternate current, which is generally lower than the actual installed capacity in DC or direct current.

We track PLF as a measure of the performance of our power plants. It indicates effective utilization of resources and validates our value engineering and operations research. Higher PLF at a plant indicates increased electricity generation. Monitoring PLF on real time allows us to respond rapidly to potential generation anomalies. PLF in AC was 21.6% for Fiscal Year 2022 compared with 20.9% for FY 2021, higher primarily due to greater optimization in our new plants and by adding additional DC capacity to our existing facilities.

	Fiscal Year Ended March 31,
	2020	2021	2022
Plant Load Factor (AC) (%)	19.5	20.9	21.6

Electricity Generation

Electricity generation represents the actual amount of power generated by our power plants including rooftop portfolio over the reporting period. This is a measure of the periodic performance of our power plants.

	Fiscal Year Ended March 31,
	2020	2021	2022
Electricity Generation (kilowatt hours in millions)	2,870	3,495	4,551

Summary of Operating Metrics

Key metrics	Unit of Measurement	Fiscal 2020	Fiscal 2021	Fiscal 2022
Electricity generation	kWh in millions	2,870	3,495	4,551
Plant load factor	%	19.5	20.9	21.6
MW Operating	MW	1,808	1,990	2,752
MW Contracted & Awarded	MW	5,307	4,965	4,759
MW Operating, Contracted & Awarded	MW	7,115	6,955	7,511

Key Financial Metrics

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

We define Adjusted EBITDA as net loss/(income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization (d) loss/(gain) on foreign currency exchange (net) I other expense/(income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends.

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

Adjusted EBITDA has limitations as an analytical tool, and one should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

●	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

●	it does not reflect changes in, or cash requirements for, working capital;
●	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;
●	it does not reflect payments made or future requirements for income taxes; and
●	although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss)/profit to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2020	2021	2022
	INR	INR	INR	US$
	(in millions)
Net loss	(2,337)	(4,201)	(2,126)	(27.8)
Income tax expense	489	296	1,316	17.3
Interest expense, net	7,962	8,410	11,930	157.2
Other (income)/expense, net	(96)	18	3	0.0
Depreciation and amortization	2,860	3,202	3,667	48.3
Impairment loss/(reversal)	—	3,255	(80)	(1.1)
Loss/(gain) on foreign currency exchange (net)	512	7	(33)	(0.4)
Adjusted EBITDA	9,390	10,987	14,677	193.5

(1)

Translation of balances in the financial information table above from INR into US$, as of and for Fiscal Year 2022, are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.87, the noon buying rate in New York City for cable transfers in non-U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

Project Cost per Megawatt Operating

Project cost per megawatt operating consists of the total project cost including solar photovoltaic panels, inverters, balance of plant equipment, freehold land or leasehold land, capitalizable financing costs, and installation costs incurred for installing one megawatt of DC capacity during the reporting period. A reduction in project cost per megawatt helps reduce the cost of power and thereby improves our ability to win new projects.

	Fiscal Year Ended March 31,
	2021	2022
	INR	INR	US$
	(in millions)
Including Safeguard Duty:
Cost per MW (AC)	42.9	43.1	0.57
Cost per MW (DC)	28.8	33.5	0.44
Excluding Safeguard Duty:
Cost per MW (AC)	40.1	42.4	0.56
Cost per MW (DC)	26.1	32.9	0.43

Cost per MW has increased in current year as compared to previous year primarily on account of increase in module prices.

Cash Flow to Equity (“Cfe”)

Cash Flow to Equity is a Non- U.S.GAAP financial measure. We present Cfe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Cfe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe U.S. GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flow to Equity over time. We define Cfe as profit before tax (the most comparable U.S. GAAP metric), adjusted for net cash provided for used/in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under U.S. GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use Cfe both to assess Azure’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will help potential investors in analyzing the cash generation from our operating assets.

We have disclosed Cfe for our operational assets on a consolidated basis, which is not the cash from operations on a consolidated basis. We believe Cfe supplements U.S. GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using U.S. GAAP results alone. Cfe should be used as a supplemental measure and not in lieu of our financial results reported under U.S. GAAP.

We have categorized the Cfe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before March 31, 2022. –The operational assets represent the MW operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development – as provided in the Power Purchase Agreement table in this Form 20-F, (ii) “corporate” which includes our three Mauritius entities, (iii) other projects not covered under operational assets, and (iv) other entities under the group which are newly incorporated.

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

Following is the Cfe statement for the periods March 2021 and 2022:

	For the twelve months ended March 31, 2021			For the twelve months ended March 31, 2022
	Unaudited			Unaudited
	Total	Other	Operating	Total	Other	Operating	Operating
	INR	INR	INR	INR	INR	INR	US$
Revenue from customers	15,236	-	15,236	18,341	-	18,341	241.7
Cost of operations	1,261	-	1,261	1,597	-	1,597	21.0
General and administrative	2,988	2,159	829	2,067	1,288	779	10.3
Depreciation and amortization	3,202	36	3,166	3,667	28	3,639	48.0
Impairment loss/(reversal)	3,255	-	3,255	(80)	-	(80)	(1.1)
Operating income/(loss)	4,530	(2,195)	6,725	11,090	(1,316)	12,406	163.5
Interest expense, net	8,410	1,024	7,386	11,930	6,498	5,432	71.6
Other expense, net	18	-	18	3	1	2	(0.0)
Loss/(gain) on foreign currency exchange, net	7	3	4	(33)	17	(50)	(0.7)
Profit/(Loss) before income tax	(3,905)	(3,222)	(683)	(810)	(7,832)	7,022	92.6
Add: Depreciation and amortization	3,202	36	3,166	3,667	28	3,639	48.0
Add: Impairment loss	3,255	-	3,255	(80)	-	(80)	(1.1)
Add: Loss/(gain) on foreign currency exchange, net	7	3	4	(33)	17	(50)	(0.7)
Add: Amortization of debt financing costs	369	74	295	1,107	140	967	12.7
Add: Other items from Statement of Cash Flows(1)	1,840	1,062	778	1,796	10	1,786	23.5
Less: Cash paid for income taxes	(488)	(43)	(445)	(644)	(516)	(128)	(1.7)
Less: Debt amortization(2)	(698)	-	(698)	(1,591)	-	(1,591)	(21.0)
Cfe	3,582 (4)	(2,090)	5,672	3,412	(8,153)	11,565	152.3

(1)

Other items from the Statement of Cash Flows: For the year ended March 31, 2021 and March 31, 2022 respectively, Other items include: loss on disposal of property plant and equipment of INR 32 million and INR 167 million (US$2.2 million), share based compensation of INR 1,001 million and reversal of INR 295 million (US$3.9 million), non-cash rent expense of INR 169 million and INR 354 million (US$4.7 million), allowance for doubtful debts of INR 294 million and reversal of INR 97 million (US$1.3 million), loan repayment charges of INR 257 million and INR 1,608 million (US$21.2 million) and Assets Retirement Obligation (ARO) accretion of INR 42 million and INR 46 million (US$0.6 million).

(2)

Debt Amortization: Repayments of term and other loans during the year ended March 31, 2022, was INR 90,022 million (US$1,186.5 million) (refer to the Statement of Cash Flows) which includes INR 88,431 million (US$1,165.5 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 1,591 million (US$21.0 million). Repayments of term and other loans during the year ended March 31, 2021, was INR 10,563 million (refer to the Statement of Cash Flows) which includes INR 9,865 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 698 million.

(3)

Classification of Maintenance capital expenditures and Growth capital expenditures: All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total Cfe to U.S. GAAP cash from Operating Activities:

	For the year ended March 31, 2021	For the year ended March 31, 2022
Cfe (Non-U.S. GAAP)	3,582	3,412
Items included in U.S. GAAP Cash from Operating Activities but not considered in Cfe:
Change in current assets and liabilities as per statement of cash flows	(838)	(1,455)
Current income taxes	(625)	(859)
Prepaid lease payments and employee benefits	(246)	(312)
Amortization of hedging costs	1,918	1,576
Items included in Cfe but not considered in U.S. GAAP Cash Flow from Operating Activities:
Debt amortization	698	1,591
Cash taxes paid	488	644
Cash from Operating Activities (U.S. GAAP)	4,977	4,597

Summary of key financial metrices

The following are the key metrics used to evaluate our business performance:

Key metrics	Unit of Measurement	Fiscal 2020	Fiscal 2021	Fiscal 2022
Revenue (1)	INR in millions	12,958	15,236	18,341
Revenue (2)	US$ in millions	171.9	208.3	241.7
Cost per MW Operating (3)	INR in millions	35.5	28.8	33.5
Adjusted EBITDA	INR in millions	9,390	10,987	14,677
Cfe	INR in millions	1,860	3,582	3,412

(1)	Revenue consists of revenue from the sale of power, including other revenue items related to generation from renewable power.

(2)

Translation of balances from INR into US$, as of and for Fiscal Year 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.87, the noon buying rate in New York City for cable transfers in non-U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

(3)	Installation per MW of DC capacity and includes INR 0.6 million (US$0.01 million) per MW operating of safe-guard duties which we expect to recover.

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

Our significant accounting policies are summarized in Note 2—Summary of Significant Accounting Policies in our consolidated financial statements included in this annual report.

Components of Results of Operations

Operating Revenue

We recognize revenue on PPAs when the power plant generates power, and it is supplied to the customer in accordance with the respective PPA. Revenue is recognized in each period based on the volume of electricity supplied to the customer at the price stated in the PPA, once the energy kilowatts are supplied and collectability is reasonably assured. The energy kilowatts we supplied are validated by the customer prior to billing and recognition of revenue.

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted PLFs, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2022, the adjustments have not been significant, and the difference between the actual billing and revenue recognized is recorded as deferred revenue.

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

Impairment loss/(reversal)

Impairment loss/(reversal) relates to our non-core solar rooftop portfolio, for which we entered into an agreement for sale during April 2021.

Interest Expense, Net

Interest expense, net consists of interest incurred on term loans for projects under our fixed and variable rate financing arrangements including interest expense and cost of hedging foreign currency risk on the Green Bonds, and interest expense on non-convertible debentures. Interest cost also includes the cost of swaps and option contracts entered to mitigate the foreign exchange risk for solar green bond transactions. We have designated the swaps and option contracts as a cash flow hedge and are tested for effectiveness on a quarterly basis or as determined at the time of designation of hedge. Interest expense also include bank fees and other borrowing costs, which are typically amortized over the life of the loan using the effective interest rate method. Interest expense is presented net of capitalized financing costs and interest income earned from bank deposits.

Interest incurred in connection with a project that has been commissioned is expensed while interest incurred prior to commissioning is capitalized.

Other expense/(income)

Other expense/(income) primarily consists of mutual fund income net of certain expense.

Gain/Loss on Foreign Currency Exchange (Net)

We are exposed to movements in currency exchange rates, particularly to changes in exchange rates between U.S. dollars and Indian rupees. While our functional currency is the U.S. dollar, the functional currency of APIPL is Indian rupees and a portion of APIPL’s borrowings from financial institutions are denominated in U.S. dollars. Foreign exchange gain/loss includes the unrealized and realized gain/loss from foreign currency fluctuations on our non-functional currency denominated borrowings.

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

Income Tax Expense/(Income)

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

As of March 31, 2021, and 2022, we had net deferred tax assets of INR 1,748 million and INR 1,920 million (US$ 25.3 million), respectively, and net deferred tax liabilities of INR 2,046 million and INR 1,936 million (US$ 25.5 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2021, and 2022, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance as on March 31, 2021 and 2022 were INR 1,088 million and INR 2,281 million (US$30.1 million), respectively.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only to the projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore, we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2022, we are claiming tax holiday benefits for twelve of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

Under certain of our subsidiaries, which are not eligible for deduction under section 80IA of the Income Tax Act, we had opted for the reduced corporate tax rate of 22% as per the provision of the Taxation Laws (Amendment) Act, 2019.

APIPL and AZR provide EPC and related support services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. We started recording Deferred Tax Asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by APIPL and the subsidiary. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in a complete reversal of tax expense on such inter-company transactions. Accordingly, while we may not be profitable, we report income tax expense / benefit that may fluctuate from period to period. Further, EPC services by APIPL to other group subsidiaries were provided up-till financial year ended March 31, 2020 only. Now all subsidiaries are managing these EPC services by themselves with dedicated team of field-service engineers, technicians and other employees.

Contracts Designated as Cashflow Hedges for Solar Green Bonds

We issued U.S. dollar denominated 3.575% Solar Green Bonds in August 2021 and 5.65% Solar Green Bonds in September, 2019 (together the “Green Bonds”), listed on the Singapore Exchange Limited. We used the proceeds from the Green Bonds to repay project level debt of certain projects in India, in the form of intercompany Non-Convertible Debentures (“NCD”) and External Commercial Borrowings (“ECBs”) denominated in INR. We hedged the exchange rate risk on the proceeds invested from the Green Bonds through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively, “option contracts”). We have designated these option contracts as a cashflow hedge. We expect that these option contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and principal and also for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as—notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with ASC Topic 815— Derivatives and Hedging. Fair value of the hedge at the time of inception of the contract was nil and the cost of the hedge is recorded as an expense over the period of the contract on a straight-line basis. Changes in fair value of the option contracts designated as cash flow hedge are recorded in Other Comprehensive Income/(Loss), net of tax, until the hedge transactions occur. We evaluate hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on a quarterly basis. We test the effectiveness of the hedge relationship on a quarterly basis and the hedge was effective as of March 31, 2022.

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

	As of March 31, 2021 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	849.7	—	5,766	78.8

	As of March 31, 2022 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	753.9	(1,735)	2,647	34.9

Property, Plants and Equipment

Our Company’s principal executive offices are located at 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi 110017, India and occupy approximately 20,550 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased from private individuals and entities. Further, we source the land required for construction of plants under the land lease arrangement or procure at the required locations of the plant. Our land lease arrangements range typically from 25 to 35 years, but our PPAs are generally for a term of 25 years. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Internal Control over Financial Reporting

We availed the exemptions afforded to us as an Emerging Growth Company pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act untill FY 2021. The Company completed its fifth anniversary from the first sale of common equity shares during FY 2022, and as such the exemptions available to us as an Emerging Growth Company are no longer available to us. We now comply with all reporting requirements as applicable to other public companies that are foreign private issuers including the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and accordingly included as part of the financial statements.

Power Purchase Agreements

The material terms of the PPAs we have entered into and bids we have won as of the date of this Form 20-F for our utility scale projects are summarized in the following table.

Project Names	Commercial Operation Date (1)	PPA Capacity (MW)		DC Capacity (MW)	Tariff (INR / kWh)		(6)	Offtaker	Duration of PPA in Years
Utility
Operational
Gujarat 1.1	Q2 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Punjab 1	Q4 2009	2		2	17.91			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 1	Q4 2011	5		5	11.94			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20		22	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15		18	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15		15	7.67			Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15		15	7.97			Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4		4	8.28			Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10		10	7.47			Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10		12	8.99			Uttar Pradesh Power Corporation Limited	12
Rajasthan 3.1	Q2 2015	20		23	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40		43	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40		41	5.45	(3)		Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10		10	6.44			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10		10	6.45			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10		10	6.46			Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5		6	5.45	(3)		Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2		2	5.43	(3)		Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10		12	6.66			Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1 (4)	Q1 2016	50		54	6.63	(2)		Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24		25	7.19			Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4		4	7.33			Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10		11	8.39			North & South Bihar Power Distribution Company Limited	25
Punjab 4.1	Q4 2016	50		52	5.62			Punjab State Power Corporation Limited	25
Punjab 4.2	Q4 2016	50		52	5.63			Punjab State Power Corporation Limited	25
Punjab 4.3	Q4 2016	50		52	5.64			Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50		54	6.51			Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40		42	6.51			Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40		42	6.51			Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2		2	5.50	(3)		Ordinance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5		6	5.31			Ordinance Factory, Ambajhari	25
Andhra Pradesh 2 (5)	Q2 2017	100		130	5.12			NTPC Limited	25
Uttar Pradesh 2	Q2-Q3 2017	50		59	4.78			NTPC Limited	25
Telangana 1	Q1 2018	100		128	4.67			NTPC Limited	25
Uttar Pradesh 3	Q2 2018	40		51	4.43	(3)		Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50		59	4.43	(3)		Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260		363	2.67			Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50		75	2.93			Bangalore Electricity Supply Company	25
Karnataka 4.2	Q1 2019	50		75	2.93			Hubli Electricity Supply Company Limited	25
Rajasthan 5	Q2-Q3 2019	200		262	2.48			Solar Energy Corporation of India Limited	25
Maharashtra 3	Q3 2019	130		195	2.72			Maharashtra State Electricity Distribution Company Limited	25
Assam 1	Q3 2020-Q1 2022	90		135	3.34			Assam Power Distribution Company	25
Rajasthan 6	Q4 2020- Q1 2022	600		893	2.53			Solar Energy Corporation of India Limited	25
Rajasthan 8	Q4 2021- Q1 2022	300		417	2.58			Solar Energy Corporation of India Limited	25
Rajasthan 9	Q1-Q3 2022	300		385	2.54			Solar Energy Corporation of India Limited	25
Others (8)	Q1 2018-Q4 2019	7		10	3.36	(4)		Various	25
Operational Capacity Rooftop	2013- Q1 2020	86		86	Various			Various	25
Total Operational Capacity		3,041		3,485
Under Construction / Contracted/ Awarded
4 GW Project 1		700	(7)		2.54			Solar Energy Corporation of India Limited	25
4 GW Project 1		2,333	(7)		2.42			Solar Energy Corporation of India Limited	25
4 GW Project 1		300	(7)		2.54			Solar Energy Corporation of India Limited	25
4 GW Project 1		667	(7)		2.42			Solar Energy Corporation of India Limited	25
SECI Hybrid		150	(9)		2.35			Solar Energy Corporation of India Limited	25
SECI WIND		120	(9)		2.70			Solar Energy Corporation of India Limited	25

Total Contracted & Awarded Capacity – Utility	4,270
Total Portfolio*	7,311

Notes:

(1)	Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity.
(2)	Current tariff, subject to escalation. Please also see “—Tariff structure”
(3)	Projects are supported by VGF, in addition to the tariff. Please also see “—VGF for projects”
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation per the Indian Income tax regulation.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	LOA received. PPA signed for 3,033 MW and for 967 MW yet to be signed. For more information, see “Operating And Financial Review And Prospects – Projects under execution”
(8)	Others include projects with Hindustan Aeronautics Limited (HAL), Decathlon and other offtakers.
(9)	PPA for 150 MW solar-wind hybrid signed on July 15, 2022 and PPA for 120 MW for wind project signed on August 31, 2022 (119 MW) and November 28, 2022 (1 MW).

*

In FY 2021, we entered into a sales contract with Radiance Renewables Private Limited (“Radiance”) to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million (US$70.5 million), subject to certain purchase price adjustments. Out of the identified rooftop portfolio of 153 MW, the Company has already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. Further, the Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement. Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

Our PPAs typically require that certain conditions be met including, among others, that we have obtained all necessary consents and permits, financing arrangements have been made and an agreement has been entered into to provide for the transmission of power. Furthermore, the PPAs contain customary termination provisions and negative and affirmative covenants, including the provision of performance bank guarantees and minimum guarantees of power to be sold and restrictions on changing the controlling shareholder of the project subsidiaries.

Megawatts Allotted or Won at Auction

During Fiscal Year 2020, we won a bid for 2,000 MW manufacturing linked project with SECI and also elected to exercise a greenshoe option for an additional 2,000 MW as per auction guidelines. During Fiscal Year 2020, we received a Letter of Award (“LOA”) for the 2,000 MW project and also received a LOA for the greenshoe option for 2,000 MW, during Fiscal Year 2021.

During Fiscal Year 2022, we signed PPAs with SECI for 650 MW at a fixed tariff of INR 2.54 per kWh and for 2,333 MW at a fixed tariff of INR 2.42 per kWh respectively for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects. However, 2,333 MW out of 4,000 MW manufacturing linked projects are being challenged under a Public Interest litigation filed before the Hon’ble High Court of Andhra Pradesh.

We executed a PPA with SECI for our 150 MW solar-wind hybrid project on July 15, 2022, PPA with SECI for our 120 MW wind project on August 31, 2022 (for 119 MW) and on November 28, 2022 (for 1 MW) and PPA for additional 50 MW under manufacturing linked projects on January 5, 2023. We also received a LOA on December 14, 2021 for 200 MW solar-wind hybrid project from Maharashtra State Electricity Distribution Co. Limited (MSEDCL), however, this project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

We will continue our discussions with SECI towards signing PPAs for the balance capacity of 967 MW for which LOAs have been received.

For further information, see “Legal Proceedings” and “Operating And Financial Review And Prospects – Projects

under execution”.

Tariff structure

The tariff for Gujarat 1.1 and Gujarat 1.2 is INR 15.0 per kWh for the first 12 years and INR 5.0 per kWh for remainder of the contract term. The tariff for Andhra Pradesh 1 is INR 5.89 per kWh for first year, increasing by 3% each year from the second year to the tenth year and thereafter with the same tariff as that in year ten for the remainder of the 25-year term. All other projects have a fixed rate structure.

Viability Gap Funding (VGF) for projects

We won and implemented few projects under the erstwhile VGF scheme by MNRE. The VGF for Rajasthan 3.1 project is INR 23.0 million per MW, for Rajasthan 3.2 it is INR 22.0 million per MW, for Rajasthan 3.3 it is INR 13.0 million per MW and Rajasthan 4 it is INR 12.9 million per MW. The VGF for Andhra Pradesh 3 project is INR 7.4 million per MW. The VGF for Maharashtra 1 project is INR 0.9 million per MW. The VGF for Uttar Pradesh 3 is INR 8.0 million per MW. The VGF for Delhi 1 is INR 4.6 million per MW.

B. Results of Operations

The following section illustrates our results of operations for the years ended March 31, 2020, 2021 and 2022 and includes a discussion and analysis of our performance, financial condition and results of operations.

	2020	2021	2022	2022
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$) (a)

Operating revenues:
Revenue from customers (1)	12,958	15,236	18,341	241.7
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below) (2)	1,146	1,261	1,597	21.0
General and administrative (3)	2,422	2,988	2,067	27.2
Depreciation and amortization (4)	2,860	3,202	3,667	48.3
Impairment loss/(reversal)(5)	—	3,255	(80)	(1.1)
Total operating costs and expenses:	6,428	10,706	7,251	95.4
Operating income	6,530	4,530	11,090	146.3
Other expense, net:
Interest expense, net (6)	7,962	8,410	11,930	157.2
Other (income)/expenses (7)	(96)	18	3	0.0
Loss/(gain) on foreign currency exchange, net (8)	512	7	(33)	(0.4)
Total other expenses, net	8,378	8,435	11,900	156.8
Loss before income tax	(1,848)	(3,905)	(810)	(10.5)
Income tax expense (9)	(489)	(296)	(1,316)	(17.3)
Net loss	(2,337)	(4,201)	(2,126)	(27.8)
Less: Net profit/ (loss) attributable to non-controlling interest	(68)	5	(22)	(0.3)
Net profit / (loss) attributable to APGL equity shareholders	(2,269)	(4,206)	(2,104)	(27.5)
Net profit / (loss) per share attributable to APGL equity stockholders
Basic	(52.71)	(87.66)	(41.36)	(0.55)
Diluted	(52.71)	(87.66)	(41.36)	(0.55)
Shares used in computing basic and diluted per share amounts:
Weighted average shares
Basic	43,048,026	47,979,581	50,876,360	50,876,360
Diluted	43,048,026	47,979,581	50,876,360	50,876,360

(a)	Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for Fiscal Year 2022. The rate used for this translation is INR 75.87 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2022, which is the last available rate in the period of reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

Fiscal Year 2022 Compared to Fiscal Year 2021

(1) Operating Revenue

Operating revenues during Fiscal Year 2022 increased by INR 3,105 million, or 20.4%, to INR 18,341 million (US$241.7 million) compared to Fiscal Year 2021. The principal reasons for the increase in revenue during Fiscal Year 2022 was the incremental revenue from projects that commenced operations at various dates during Fiscal Year 2021 and Fiscal Year 2022. These include Rajasthan 6 and Assam 1 solar power projects, part of which commenced operation during FY 2021 and contributed incremental operating revenue of INR 2,223 million, and INR 207 million, respectively, in Fiscal Year 2022. In addition, Rajasthan 8 and Rajasthan 9 projects commenced their operations during FY 2022 and contributed incremental operating revenue of INR 296 million and INR 53 million respectively. Further, there was an additional revenue of INR 617 million from sale of carbon credits, which is partially offset by decrease in revenue from existing projects, due to lower insolation and other matters.

(2) Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during Fiscal Year 2022 increased by INR 336 million, or 26.6%, to INR 1,597 million (US$21.0 million), compared to Fiscal Year 2021, and remained consistent at 8% - 9% of revenue recognized during the respective periods in both years.

The net increase was primarily due to an increase in plant maintenance cost related to newly operational projects and partial commissioned projects during Fiscal Year 2021.

(3) General and Administrative Expenses

General and administrative expenses during Fiscal Year 2022, decreased by INR 921 million, or 30.8%, to INR 2,067 million (US$27.2 million) compared to Fiscal Year 2021. The decrease was primarily due to reversal of stock appreciation rights (SARs) expense of INR 373 million (US$4.9 million) on account of management transition compared to an expense of INR 1,319 million in year ended March 31, 2021, partially offset by increase in expense due to liquidation charges of INR 548 million (US$7.2 million) on account of termination of joint venture agreement with M/s Waaree Energies Limited (also refer to Note 10 “Investment in equity investee” in our consolidated financial statements for details). Further, a adjustment (decapitalisation) aggregating INR 253 million (US$ 3.3 million) has been made in books of account as impact of Whistle blower based on certain benchmarking reports.

(4) Depreciation and Amortization

Depreciation and amortization expenses during Fiscal Year 2022 increased by INR 465 million, or 14.5%, to INR 3,667 million (US$48.3 million) compared to Fiscal Year 2021. The principal reason for the increase in depreciation was the full year effect of projects commissioned during Fiscal Year 2021, primarily the Rajasthan 6 project contributing an incremental depreciation expense of INR 441 million in current year. Further, there was incremental depreciation on projects commissioned during Fiscal Year 2022, which included Rajasthan 8 and Rajasthan 9, amounting to INR 87 million and INR 11 million respectively.

(5) Impairment loss/(reversal)

We recognized an reversal of impairment loss of INR 80 million (US$1.1 million) during the year ended March 31, 2022, primarily due to 86.5 MW rooftop portfolio re-classified from asset held for sale to respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

(6) Interest Expense, Net

Net interest expense during Fiscal Year 2022 increased by INR 3,520 million, or 41.9%, to INR 11,930 million (US$157.2 million) compared to Fiscal Year 2021. The increase of INR 1,192 million (US$15.7 million) is primarily due to non-recurring charges for refinancing of 5.5% Solar Green bonds and other project loans and increase of INR 1,206 million (US$15.9 million) is on borrowings related to projects commissioned after year ended March 31, 2021. Further, increase of INR 1,169 million (US$ 15.4 million) is on account of loss on cancellation of hedged instruments.

(7) Other Expense

Other expenses during Fiscal Year 2022 decreased by INR 15 million to INR 3 million (US$0.0 million) as compared to Fiscal Year 2021.

(8) Gain on Foreign Currency Exchange

The foreign exchange gain during Fiscal Year 2022 increased by INR 40 million to INR 33 million (US$0.4 million) compared to FY 2021.

(9) Income Tax Expense

Income tax expense increased during Fiscal Year 2022 by INR 1,020 million to an income tax expense of INR 1,316 million (US$17.3 million) compared to Fiscal Year 2021, the details of which are summarized below.

	Year ended March 31, (in millions)
	2020	2021	2022	2022
	INR	INR	INR	US$
Current tax expense	120	242	485	6.4	*
Withholding Tax on interest on restricted group debt	258	383	367	4.8
Deferred income tax (benefit)/expense	111	(330)	464	6.1
Total	489	296	1,316	17.3

*	Current tax on profit before tax. Current tax includes INR 42 million (US$0.6 million) for tax adjustment relating to earlier years.

We pay taxes on taxable profits at the individual entity level, in accordance with the tax rates in the relevant jurisdictions. While at the consolidated level, we remain unprofitable, certain Indian and non-Indian subsidiaries at the individual entity level have previously generated taxable profits. These taxable profits result from services provided by these entities to other subsidiaries and are taxed at the applicable tax rates in the jurisdiction of the entity providing the services. These inter-company transactions and profits are eliminated during consolidation, while the related income tax expense is not eliminated. We started recording deferred tax asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. Subsequent thereto, there was a decrease in tax expense, which is primarily attributable to adoption of a new accounting standard on “intra-entity transfer of assets”, resulting in recognition of deferred tax asset on the income taxes paid on the intra entity transfer of assets to the extent these are expected to be realized by the subsidiary outside of the tax holiday period. Furthermore, a portion of our Indian operations qualifies for a tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of 15 years beginning from the year in which the undertaking first generates power (referred to as the tax holiday period); however, the exemption is available only to the projects completed on or before March 31, 2017. We anticipate that we will claim the aforesaid deduction in the last ten years out of 15 years beginning with the year in which we generate power and when we have taxable income. Accordingly, our current operations are taxable at the normally applicable tax rates. Due to the tax holiday period, a substantial portion of the temporary differences between the book and tax basis of our assets and liabilities do not have any tax consequences as they are expected to reverse within the tax holiday period.

The total income tax expense for Fiscal Year 2022 was INR 1,316 million, which increased by INR 1,020 million compared to Fiscal Year 2021.

The current tax expense (other than impact of tax adjustment relating to earlier years) for Fiscal Year 2022 increased by INR 201 million compared to Fiscal Year 2021 primarily on account of (i) increase in the taxable income of the entities that are outside Tax holiday period; (ii) increase in the book profits under various SPVs resulting increase in Minimum Alternate Tax; and (iii) increase in the Other Income (primarily interest income) of entities utilizing the 80-IA exemption, as the benefit of the tax holiday period is not available for such other income items.

The withholding tax on interest on restricted group debt relates to the tax on intercompany interest on Solar Green Bond entities for which the tax credit is not available under Mauritius tax laws. The withholding tax amount for FY 2022, has decreased by INR 16 million compared to Fiscal Year 2021 primarily due to refinancing of 5.5% Solar Green bonds during the previous year ended March 31, 2022.

During Fiscal Year 2022, we recorded a deferred tax expense of INR 464 million (after considering valuation allowance primarily relating to unabsorbed depreciation and business losses of entities availing 80-IA exemption), whereas for Fiscal Year 2021, we recorded a deferred tax benefit of INR 330 million.

Our tax expenses are further described in Note 13—Income Taxes to our consolidated financial statements included in this annual report.

Fiscal Year 2021 Compared to Fiscal Year 2020

Operating Revenue

Operating revenues during FY 2021 increased by INR 2,278 million, or 17.6%, to INR 15,236 million (US$208.3 million) compared to FY 2020. The principal reasons for the increase in revenue during FY 2021 was the incremental revenue from projects that commenced operations at various dates during FY 2020 and FY 2021. These include Rajasthan 5 and Maharashtra 3 solar power projects, which commenced operation during FY 2020 and contributed incremental operating revenue of INR 312 million, and INR 617 million, respectively, in FY 2021. In addition, Rajasthan 6 and Assam 1 projects commenced their operations during FY 2021 and contributed incremental operating revenue of INR 335 million and INR 63 million respectively. Further, there was an additional revenue of INR 381 million for the recovery of Safe-Guard Duties and Goods and Service Tax under the change in law provision of our PPAs for four of our projects. The remaining increase in revenue was from existing projects, including repowering.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during FY 2021 increased by INR 115 million, or 10.0%, to INR 1,261 million (US$17.2 million), compared to FY 2020, and remained consistent at 8% - 9% of revenue recognized during the respective periods in both years.

The net increase was primarily due to an increase in plant maintenance cost related to newly operational projects and partial commissioned projects during the previous FY 2020, partially offset by lower module cleaning and other operation and maintenance activities due to COVID-19.

General and Administrative Expenses

General and administrative expenses during FY 2021 increased by INR 566 million, or 23.4%, to INR 2,988 million (US$40.9 million) compared to FY 2020. The higher General and administrative expenses was primarily due to an increase in stock appreciation rights (SARs) expense of INR 1,150 million compared to the year ended March 31, 2020, partially offset by absence of management transition expense of INR 323 million, absence of interest charges on the safeguard duty on the import of modules of INR 125 million and lower other cost due to cost reductions initiatives in travel, professional and other administrative expenses.

Depreciation and Amortization

Depreciation and amortization expenses during FY 2021 increased by INR 342 million, or 12.0%, to INR 3,202 million (US$43.8 million) compared to FY 2020. The principal reason for the increase in depreciation was the full year effect of projects that commenced operations on various dates during FY 2020. Plants which were commissioned commercial operation during part of FY 2020, which primarily includes Rajasthan 5 and Maharashtra 3 solar power projects contributing an incremental depreciation expense of INR 41 million and INR 87 million, respectively, in FY 2021. Further, there is incremental depreciation on projects commissioned during FY 2021, which includes the Rajasthan 6 and Assam 1 amounting to INR 103 million and INR 19 million respectively.

Impairment loss

We have reported an impairment loss during FY 2021 of INR 3,255 million (US$44.5 million) primarily relating to the planned disposal of our rooftop projects and other identified assets.

Interest Expense, Net

Net interest expense during FY 2021 increased by INR 448 million, or 5.6%, to INR 8,410 million (US$114.8 million) compared to FY 2020. The increase was primarily due to incremental interest expense (net) of INR 753 million on borrowing related to new projects, refinancing of existing loans during current year causing an increase of INR 257 million, partially offset by prior year charges that did not repeat, comprising INR 385 million of prepayment charges to settle existing loans from the proceeds from the issuance of a solar green bond, INR 124 million related to the extinguishment of a debt facility, and INR 96 million relating to the refinancing of a loan.

Other Expenses/(Income)

Other expenses/(income) during FY 2021 increased by INR 114 million to INR 18 million (US$0.2 million) as compared to FY 2020. The lower income is primarily on account of lower investment in mutual funds due to lower free cash available during the year ended March 31, 2021.

Loss on Foreign Currency Exchange

The foreign exchange loss during FY 2021 decreased by INR 505 million to a loss of INR 7 million (US$0.1 million) compared to FY 2020. During the current FY, we refinanced a foreign currency loan of INR 3,099 million (US$42.4 million) into an INR denominated loan, which had reduced the impact of Gain /Loss on Foreign Currency Exchange.

Income Tax Expense/(Benefit)

Income tax expense decreased during FY 2021 by INR 193 million to INR 296 million (US$4.0 million), compared to FY 2020, the details of which are summarized below.

	Year ended March 31, (in millions)
	2019	2020	2021	2021
	INR	INR	INR	US$
Current tax expense	128	120	242	3.3	*
Withholding Tax on interest on restricted group debt	192	258	383	5.2
Deferred income tax (benefit)/expense	(167)	111	(330)	(4.5)
Total	153	489	296	4.0

*	Current tax on profit before tax.

The total income tax expense for FY 2021 was INR 296 million, which decreased by INR 193 million compared to FY 2020.

The current tax expense for FY 2021 increased by INR 122 million compared to FY 2020 primarily on account of (i) increase in the taxable income of the entities that are outside Tax holiday period; and (ii) increase in the Other Income (primarily interest income) of entities utilizing the 80-IA exemption, as the benefit of the tax holiday period is not available for such other income items.

The withholding tax on interest on restricted group debt relates to the tax on intercompany interest on Solar Green Bond entities for which the Tax credit is not available under Mauritius tax laws. Amount for FY 2021 has increased by INR 125 million compared to FY 2020 primarily due to the reason that during the previous year withholding tax on our 5.65% Solar Green Bond was booked for part of the year as these bonds were issued in September 2019, whereas in the current year withholding tax is recognized for the full year for these bonds.

During FY 2021, we recorded a deferred tax benefit of INR 329 million (after considering valuation allowance of INR 269 million relating to the impairment loss related to the rooftop entities we are disposing of), whereas for FY 2020, we recorded a deferred tax expense of INR 111 million. The deferred tax benefit in the current year is primarily due to an increase in deferred tax asset of INR 280 million from the inter-company margin on projects under capital work in progress (including, but not limited to Rajasthan 6, Rajasthan 8 and Rajasthan 9) and the remaining increase is due to movement in other temporary timing difference between the book and tax basis of our assets and liabilities.

Our tax expenses are further described in Note 13—Income Taxes to our consolidated financial statements included in this annual report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2022, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

C. Liquidity and Capital Resources

We currently do not generate adequate cash from operations to fund corporate expenses and to finance our growth. Our subsidiaries provide various support services to other group subsidiaries and charge amounts in the form of management fees for the services provided. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion on our ability to issue and receive dividends, see “Financial Statements”

Our principal liquidity requirements are to finance current operations, service our debt and support our growth in India. We plan to continue to use capital to finance the construction of renewable power plants. Historically, our operations largely relied on equity and project-level long term borrowings, proceeds from issuance of compulsorily convertible preferred shares and compulsorily convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this annual report may also significantly impact our liquidity.

Liquidity Position

As of March 31, 2022, our liquid assets totaled INR 18,796 million (US$247.7 million), which was comprised of cash and cash equivalents. In addition, we have INR 3,784 million (US$49.9 million) of short-term restricted cash as of March 31, 2022 that generally gets utilized for capital expenditures. As of March 31, 2022, we carried cash and cash equivalent of INR 17,636 million (US$ 232.5 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2022, we have such undrawn commitments excluding rooftop projects amounting to INR 5,980 million (US$78.8 million) under project-level financing arrangements.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2022 consisted of project- level financing arrangements and other borrowings.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying power plants. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2022:

	Outstanding principal Amount (in millions)			Type of		Maturity
Name of project	INR		US$	Interest	Currency	Date (1)
Andhra Pradesh 1	2414		31.8	Fixed	INR	2026
Bihar 1	422		5.6	Fixed	INR	2026
Gujarat 1	893		11.8	Fixed	INR	2026
Karnataka 1	720		9.5	Fixed	INR	2026
Karnataka 3.1	2,115		27.9	Fixed	INR	2026
Karnataka 3.2	1,723		22.7	Fixed	INR	2026
Karnataka 3.3	2,704		35.6	Fixed	INR	2026
Punjab 1	312		4.1	Fixed	INR	2026
Punjab 2	1,866		24.6	Fixed	INR	2026
Punjab 4	5,332		70.3	Fixed	INR	2026
Rajasthan 3.1	1,142		15.1	Fixed	INR	2026
Rajasthan 3.2	1,263		16.6	Fixed	INR	2026
Rajasthan 3.3	2,237		29.5	Fixed	INR	2026
Rajasthan 4	227		3.0	Fixed	INR	2026
Telangana 1	4,841		63.8	Fixed	INR	2026
Uttar Pradesh 1	340		4.5	Fixed	INR	2026
Gujarat 2	9,188		121.1	Fixed	INR	2024
Maharashtra 3	5,238		69.0	Fixed	INR	2024
Karnataka 4	3,934		51.9	Fixed	INR	2024
Maharashtra 1.1 & 1.2	325		4.3	Fixed	INR	2024
Uttar Pradesh 3	1,778		23.4	Fixed	INR	2024
Andhra Pradesh 3	2,179		28.7	Fixed	INR	2024
Punjab 3.1 and 3.2	1,219		16.1	Fixed	INR	2024
Chhattisgarh 1.1,1.2 & 1.3	1,520		20.0	Floating	INR	2036
Rajasthan 1	406		5.4	Fixed	INR	2031
Rajasthan 2	2,424		31.9	Fixed	INR	2033
Karnataka 2	367		4.8	Floating	INR	2034
Andhra Pradesh 2	5,070		66.8	Floating	INR	2036
Uttar Pradesh 2	2,103		27.7	Floating	INR	2037
Rajasthan 5	5,655		74.5	Floating	INR	2039
Rajasthan 8	11,932		157.3	Floating	US$	2026
Rajasthan 9	8,454		111.4	Mixed	INR/US$	2022-2041
Assam 1	3,600		47.4	Floating	INR	2042
Rajasthan 6	21,090		278.0	Floating	INR	2042
Rooftop Projects (4)	2,959		39.0	Mixed	INR/US$	2022-2032
Total Amount	117,992	(2), (3)	1,555.1

(1)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual or on bullet payment basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.
(2)	This amount is presented in the financials as, net of ancillary cost of borrowing of INR 1,194 million (US$15.7 million).
(3)	Further, non-project level debt of INR 12,058 million (US$158.9 million) are excluded from the above table. The non-project level debt balance includes INR 4,058 million (US$53.5 million) of foreign exchange impact on project debt against which the company has taken a hedge and also include INR 1,118 million (US$14.7 million) loan taken from minority shareholder in rooftop entities which forms part of the group.
(4)	Rooftop Projects includes Delhi Rooftop 4, Gujarat rooftop, Punjab Rooftop 2, Railway 1 and SECI 50.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. Certain rooftop project entities of the Group, which are held for the sale, were not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non-compliance prior to the issuance of these financial statements. See also Note 12 to the consolidated financial statements.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing power plants and debt service obligations. Generally, once operational, our power generation assets do not require significant capital expenditures to maintain their operating performance and our working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of March 31, 2022, refer to the section entitled “Contractual Obligations”.

Capital Expenditures

As of March 31, 2022, we operated 47 utility scale projects with a combined rated capacity of 2,666 MW. As of such date, we were also constructing projects with a combined rated capacity of 247 MW.

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

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects;
(ii)	Working capital spent for building a pipeline of projects for the coming year(s); and
(iii)	Replacement capex for running plant.

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 18,321 million, INR 18,909 million and INR 40,869 million (US$538.7 million) for FY 2020, FY 2021 and FY 2022 respectively. Our capital expenditure during the current year was primarily for construction of Assam 1, Rajasthan 6, Rajasthan 8 and Rajasthan 9.

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

Fiscal Year 2022 Compared to Fiscal Year 2021

The following table reflects the changes in cash flows for the comparative periods:

	2021	2022	2022	Change
	INR	INR	US$	INR
	(Millions)
Cash flow data
Net cash provided by operating activities	4,977	4,597	60.6	(380)
Net cash used in investing activities	(18,919)	(39,427)	(519.7)	(20.508)
Net cash provided by financing activities	15,092	41,940	552.8	26,848

Operating Activities

During Fiscal Year 2022, we generated INR 4,597 million (US$ 60.6 million) of cash from operating activities. This cash generated from operating activities primarily is a result of net loss of INR 2,126 million during FY 2022 added with non-cash items including a derivative instrument of INR 1,576 million, depreciation and amortization of INR 3,667 million, reversal of Impairment loss of INR 80 million, deferred income taxes of INR 457 million, amortization of debt financing cost of INR 1,107 million and prepayment penalty on refinancing of loans of INR 1,608 million, offset by reversal of share based compensation of INR 295 million. In addition to this there is impact of working capital changes, including INR 1,018 million due to increase in other liabilities, increase in deferred revenue of INR 3,184 million, increase in accounts payable of INR 347 million, offset by decrease in interest payable of INR 520 million, INR 1,057 million increase in trade receivables and increase in prepaid and other assets by INR 4,427 million.

During FY 2021, we generated INR 4,977 million (US$68.3 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during FY 2021 of INR 4,201 million increased by non-cash items including a derivative instrument of INR 1,918 million, depreciation and amortization of INR 3,202 million, Impairment loss of INR 3,255 million, allowance for doubtful accounts of INR 294 million and share based compensation of INR 1,001 million, offset by deferred income taxes of INR 329 million, in addition to changes in working capital including, a INR 61 million decrease in other liabilities, an INR 224 million increase in deferred revenue, a INR 20 million decrease in prepaid expenses and other current assets, a INR 112 million decrease in other assets primarily resulting from prepaid income taxes and interest receivable on term deposits and INR 83 million decrease in interest payable offset by an INR 874 million increase in accounts receivable.

Investing Activities

During FY 2022, we utilized INR 39,427 million (US$519.7 million) in our investing activities. This cash outflow was primarily due to INR 40,869 million (US$538.7 million) incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 6, Rajasthan 8, Rajasthan 9 and Assam 1 projects and investment in equity investee amounting to INR 94 million (US$ 1.2 million). This cash outflow has been offset by proceeds from disposal of subsidiaries for INR 1,557 million (US$ 20.5 million).

During FY 2021, we utilized INR 18,919 million (US$258.9 million) in our investing activities. This cash outflow was primarily due to INR 18,909 million (US$258.8 million) incurred to purchase property, plant and equipment primarily related to the construction of our following projects Rajasthan 6 and Assam 1.

Financing Activities

During FY 2022, we generated INR 41,940 million (US$ 552.8 million) from financing activities. This cash inflow was primarily due to net proceeds of INR 18,622 million (US$245.4 million) from issuance of equity share under right issues, net loan proceeds of INR 31,710 million (US$ 418.0 million) for our Rajasthan 6, Rajasthan 8, Rajasthan 9 and additional loans on refinancing of existing projects, offset by lower loan draw down on account of refinancing of Green Bonds amounting to INR 6,784 million (US$89.4 million) and INR 1,608 million (US$21.2 million) on account of prepayment charges paid on refinancing of loans.

During FY 2021, we generated INR 15,092 million (US$206.2 million) from financing activities. This cash inflow was primarily due to new loan proceeds of INR 25,510 million (US$348.7 million) for our Assam 1, Rajasthan 6, Rajasthan 2, Rajasthan 5 and Karnataka 2 projects and certain rooftop solar power plants, offset by repayment of term loan amounting to INR 10,563 million (US$144.5 million), which includes INR 2,279 million (US$31.2 million) paid towards hedging costs for Green Bonds and import of goods and a INR 257 million (US$3.5 million) decrease due to loan prepayment charges.

Fiscal Year 2021 Compared to Fiscal Year 2020

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2020	2021		Change
	INR	INR	US$	INR
	(In millions)
Cash flow data
Net cash provided by operating activities	3,678	4,977	68.3	1,299
Net cash used in investing activities	(18,256)	(18,919)	(258.9)	(663)
Net cash provided by financing activities	16,146	15,092	206.2	(1,054)

Operating Activities

During FY 2021, we generated INR 4,977 million (US$68.3 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during FY 2021 of INR 4,201 million increased by non-cash items including a derivative instrument of INR 1,918 million, depreciation and amortization of INR 3,202 million, Impairment loss of INR 3,255 million, allowance for doubtful accounts of INR 294 million and share based compensation of INR 1,001 million, offset by deferred income taxes of INR 329 million, in addition to changes in working capital including, a INR 61 million decrease in other liabilities, an INR 224 million increase in deferred revenue, a INR 20 million decrease in prepaid expenses and other current assets, a INR 112 million decrease in other assets primarily resulting from prepaid income taxes and interest receivable on term deposits and INR 83 million decrease in interest payable offset by an INR 874 million increase in accounts receivable.

During FY 2020, we generated INR 3,678 million (US$49.2 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during FY 2020 of INR 2,337 million increased by non-cash items including a derivative instrument of INR 1,428 million, depreciation and amortization of INR 2,860 million, allowance for doubtful accounts of INR 303 million and deferred income taxes of INR 149 million, offset by realized gain on investments of INR 108 million, in addition to changes in working capital including, an INR 164 million increase in other liabilities, an INR 340 million increase in deferred revenue, an INR 247 million decrease in prepaid expenses and other current assets, an INR 335 million increase in other assets primarily resulting from prepaid income taxes and interest receivable on term deposits and INR 699 million increase in interest payable offset by an INR 1,390 million increase in accounts receivable.

Investing Activities

During FY 2021, we utilized INR 18,919 million (US$258.9 million) in our investing activities. This cash outflow was primarily due to INR 18,909 million (US$258.8 million) incurred to purchase property, plant and equipment primarily related to the construction of our following projects Rajasthan 6 and Assam 1.

During FY 2020, we utilized INR 18,256 million (US$242.7 million) in our investing activities. This cash outflow was primarily due to INR 18,321 million (US$243.0 million) incurred to purchase property, plant and equipment primarily related to the construction of our following projects Assam 1, Rajasthan 6, Rajasthan 5, Maharashtra 3, Gujarat 2 and Karnataka 4.1 and 4.2, offset by a net sale of INR 108 million (US$1.4 million) of available-for-sale current investments.

Financing Activities

During FY 2021, we generated INR 15,092 million (US$206.2 million) from financing activities. This cash inflow was primarily due to new loan proceeds of INR 25,510 million (US$348.7 million) for our Assam 1, Rajasthan 6, Rajasthan 2, Rajasthan 5 and Karnataka 2 projects and certain rooftop solar power plants, offset by repayment of term loan amounting to INR 10,563 million (US$144.5 million), which includes INR 2,279 million (US$31.2 million) paid towards hedging costs for Green Bonds and import of goods and a INR 257 million (US$3.5 million) decrease due to loan prepayment charges.

During FY 2020, we generated INR 16,146 million (US$214.3 million) from financing activities. This cash inflow was primarily due to issuance of Green Bonds for INR 24,400 million (US$323.7 million), new loan proceeds of INR 19,538 million (US$259.2 million) for our Uttar Pradesh 3, Andhra Pradesh 3 and Karnataka 4 projects and certain rooftop solar power plants and private placement for issuance of 6,493,506 equity shares at US$11.55 per share to Caisse de depot et placement du Quebec, from which we raised INR 5,317 million (US$70.5 million) offset by repayment of term loan amounting to INR 32,827 million (US$435.4 million), which includes INR 1,058 million (US$14.0 million) paid towards hedging costs for Green Bonds and an INR 282 million (US$3.7 million) decrease due to loan prepayment charges.

D. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees. These in total amount to INR 7,730 and INR 5,179 million (US$68.3 million) as of March 31, 2021 and 2022, respectively.

As of March 31, 2021 and 2022, the Company has irrevocable performance bank guarantees aggregating to INR 5,366 million and INR 2,320 million (US$30.6 million) respectively, in relation to under construction projects. Further, bank guarantees of INR 516 million and INR 1,517 million (US$20.0 million) as of March 31, 2021 and 2022 respectively are in relation to commissioned projects as per respective PPAs and other project requirements.

Bank guarantees amounting to INR 906 million and INR 458 million (US$6.0 million) as of March 31, 2021 and 2022, respectively, have been issued to meet Debt-Service Reserve Account (DSRA) requirements for outstanding loans.

We have also obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 932 million and INR 873 million (US$11.5 million) as of March 31, 2021 and 2022 respectively. We have given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

Further, INR 10 million and INR 11 million (US$0.1 million) bank guarantee as of March 31, 2021 and 2022 respectively, are towards other commitments. The funds released from maturity/settlement of existing bank guarantees can be used for future operational activities.

E. Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2022.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR in millions)
Contractual cash obligations
Long-term debt (principal) (1)	7,480	41,173	39,766	34,521	122,940
Long-term debt (interest) (2)	7,617	13,628	7,583	17,586	46,414
Operating lease obligations	313	652	690	11913	13,567
Purchase obligations (3)	2,857	—	—	—	2,857
Asset retirement obligations	—	—	—	902	902
Total contractual obligations	18,267	55,453	48,039	64,922	186,680
Total contractual obligations (US$)	240.8	730.9	633.2	855.7	2,460.6

(1)	The long-term debt includes project secured term loans and, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 31, 2022 as per Reserve Bank of India.
(2)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(3)	Consists of asset purchase commitment for construction of solar power plants.

F. Critical Accounting Policies and Estimates

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. The ASU eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 is effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. During FY 2022, we applied ASU 2019-12 and noted that the impact of adoption of this guidance did not have a material effect on our consolidated financial statements.

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of March 31, 2022, we have not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the SEC did not or are not believed by management to have a material impact on our present or future financial statements.

III. SHARE OWNERSHIP AND TRADING

A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our Company’s equity shares as of October 10, 2023 by each of our directors and executive officers, by all of our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as of October 10, 2023. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on 64,161,490 equity shares outstanding as of the date of this table:

Name	Number shares beneficially owned	%
Directors and Executive Officers:
Panicker Unnikrishnan Mangalath Sukumara	-	-
Cyril Sebastien Dominique Cabanes	-	-
Deepak Malhotra	-	-
Muhammad Khalid Peyrye[1]	-	-
Supriya Prakash Sen	402	* [2]
Jean-François Boisvenu	-	-
Delphine Voeltzel	-	-
Gowtamsingh Dabee	-	-
Richard Payette	-	-
Sugata Sircar	-	-
Sunil Gupta	-	-
Pawan Kumar Agrawal	92,044	0.14%
R Narasimhan Iyer	-	-
Vijay Kumar Wadhwani	-	-
Shweta Srivastava	-	-
All Directors and Executive Officers as a Group	92,446	0.14%
5% or Greater Shareholders:
CDPQ Infrastructures Asia Pte Ltd.[3]	34,258,963	53.4%
OMERS[4]	13,759,647	21.4%

Shareholders’ Agreement

The Company did not have any changes to its shareholders agreement. The shareholders agreement is attached as exhibit no. 4.3, 4,4 and 4.5.

[1]	Mr. Peyrye’s business address is c/o AAA Global Services Ltd., 4th Floor, Iconebene, Rue De L’institut, Ebene, 80817, Mauritius.
[2]	Less than 0.01%

[3]	CDPQ Infrastructures Asia Pte Ltd., a company organized and existing under the laws of Singapore, is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. The principal address of the Caisse de dépôt et placement du Québec is 1000, Place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.
[4]	During the Fiscal Year 2022, OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”), has acquired the entire stake of 19.4% in the Company, previously held by International Finance Corporation and IFC GIF Investment Company.

B. Related Party Transactions

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our Company’s related party transactions are subject to the review and approval of the audit and risk committee of our Company’s Board of Directors. Our Company’s audit and risk committee will consider whether the transaction is to be conducted on an arm’s-length basis and whether the services can be procured from an independent third party. The charter of our audit and risk committee as adopted by our Company’s Board of Directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit and risk committee. Refer “Note 20. Related Party Disclosures” of the Notes to Consolidated Financial Statements for details of transactions with related parties.

C. Distribution

The Company has never declared or paid dividends, nor does the Company have any present plan to pay any cash dividends on our equity shares in the foreseeable future. The Company currently intends to retain its available funds and any future earnings to operate and expand its business.

D. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements included in this annual report. See “Certain Factors affecting our Results”.

E. Trading Markets

The Company’s equity shares have been listed on the NYSE since October 12, 2016 under the symbol “AZRE.” On July 13, 2023, the NYSE suspended trading in our equity shares and commenced delisting proceedings as a result of our failure to timely file with the SEC our annual report on Form 20-F for the period ended March 31, 2022 and our semi-annual report on Form 6-K for the period ended September 30, 2022. On July 26, 2023, we submitted an appeal of this decision. We await the hearing of the Company’s appeal before the NYSE. Although we are appealing the NYSE’s attempt to delist our equity shares, our equity shares are currently suspended from trading on the NYSE and will remain suspended during the delisting proceedings. See “Risk Factors – The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares”.

F. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Azure did not engage in any share repurchases during Fiscal Year 2022.

G. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material modifications to the rights of the security holders

There have been no material modifications to the rights of securities holders.

Use of proceeds

In January 2022, we completed a rights offering of 15,828,917 new equity shares to raise up to US$250 million. Each right entitles the holder to purchase 0.3275 equity shares at the subscription price of US$15.79 per whole equity share. HSBC Securities (USA) Inc. and Roth Capital Partners, LLC acted as our dealer managers in connection with the rights offering. The offering by our Company resulted in aggregate gross proceeds before expenses of US$250 million and incurred an underwriter’s commission and other expenses of US$2.9 million. As on March 31, 2022, out of the net equity proceeds, US$100 million was utilized against repayment of corporate debts and US$26.4 million was utilized to pay off certain borrowings. The balance of the proceeds are being utilized for purchase of renewable assets and other operational expenses.

During November – December 2019, we completed a US$75 million private placement. An aggregate 6,493,506 shares were sold by us in the offering at a price of US$11.55 per share to CDPQ Infrastructures. The offering by our Company resulted in aggregate gross proceeds before expenses of US$75.0 million. We have used the net proceeds to fund capital expenditures for projects.

During October – November 2018, our Company completed our follow-on to our public offering of our Company’s equity shares pursuant to a Registration Statement on Form F-3, as amended (File No. 333-227164), which became effective on September 10, 2018. Credit Suisse Securities (USA) LLC., Barclays Capital Inc., and HSBC Securities (USA) Inc., acted as managing underwriters for the issue. An aggregate of 14,915,542 shares (including 115,542 shares exercised by underwriters subsequent to our offering) were sold by our Company in the offering at a price of US$12.50 per share. The initial offering by our Company resulted in aggregate gross proceeds before expenses of US$186.4 million and incurred an underwriter’s commission and other expenses of US$1.3 million. Our Company has used US$182.0 million of the net proceeds to purchase equity shares of our subsidiary APIPL and Azure Power Rooftop Private Limited, as outlined in the registration statement and prospectus.

IV. MANAGEMENT AND EMPLOYEES

A. Management

Board of Directors

Our Board of Directors (the “Board”) sets policies for our business and monitors the implementation of those policies by our executive officers. Our Board has nine directors. Our Board has in-depth experience in the renewable energy industry and corporate finance and is globally respected in energy, finance, and public policy. All Board directors are non-executive; five are Independent Non-Executives and four are Non-Executive nominees of shareholders (three of CDPQ and one of OMERS). The following table presents certain information concerning the current board of directors as of October 10, 2023.

Name of Directors	Age	Position
Panicker Unnikrishnan Mangalath Sukumara	63	Chairman of the Board of Directors[1]
Muhammad Khalid Peyrye	45	Director
Supriya Prakash Sen	58	Director
Jean-François Boisvenu	57	Director (from February 8, 2023)
Cyril Sebastien Dominique Cabanes	49	Director
Deepak Malhotra	44	Director
Delphine Voeltzel	39	Director (from May 11, 2022)
Gowtamsingh Dabee	56	Director (from March 30, 2023)
Richard Payette	63	Director (from July 01,2023)
Richard Alan Rosling	61	Chairman of the Board of Directors[1] (from October 1, 2021 to October 11, 2023)
Arno Lockheart Harris	54	Director (until May 31, 2022)
Ranjit Gupta	53	Chief Executive Officer/Managing Director (until April 26, 2022)
Barney S. Rush	72	Chairman of the Board of Directors (until September 30, 2021)
Sugata Sircar	59	Director (from October 1, 2022 until April 30, 2023)
Christine Ann McNamara	64	Director (from March 1, 2022 until June 26, 2023)
Yung Oy Pin Lun Leung	57	Director (until March 16, 2023)

1 On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Panicker Unnikrishnan Mangalath became the Chairman of the Board of the Company.

Below is a summary of the business experience, activities and areas of expertise of our current directors.

Name and Designation	Experience and areas of expertise
Panicker Unnikrishnan Mangalath Sukumara	◾

Over 30 years of experience in the energy and environmental sector. Asia Innovator of the Year by CNBC Asia, one of the best CEOs in India by Grant Thorton, and India Innovator of the Year by CNBC India.

Chairman and Non-Executive Director	◾	Managing Director and CEO of Thermax Ltd.
	◾	Actively involved with various industry bodies to help in policy making and technology development for India.
	◾	He holds a Bachelor of Engineering (Mechanical) from Visveswaraiya NIT, Nagpur and has completed an Advanced Management Program from Harvard Business School.
	◾	Nominated to the Board by CDPQ.
Muhammad Khalid Peyrye	◾	One of our resident directors in Mauritius.
Independent Director	◾	Heads the Corporate Secretarial and Administrative cluster of AAA Global Services Ltd.
	◾	Previously was a Money Laundering and Compliance officer for a leading financial services company.

Supriya Prakash Sen Independent Director	◾	Over 30 years of experience in banking, private equity, capital markets and multilateral funding and investment as well as significant involvement in sustainability initiatives globally and in India.

	◾	She was Senior Advisor at McKinsey and a strategy consultant for clients in South East Asia, South Asia and China.
	◾	Worked on differentiated funding models for enabling private investment in green infrastructure.
	◾	She holds MBA from IIM, Calcutta and also holds executive development programs in strategic innovation, public policy and governance.
Jean-François Boisvenu Independent Director	◾	More than 25 years of extensive experience in corporate and commercial law matters, with particular expertise in international banking transactions, lending and debt capital markets transactions and financial institutions regulation.
	◾	He is a partner at Eversheds Sutherland (Mauritius), prior to that, he was Group Head Legal at AfrAsia Bank Limited and worked at BLC Robert.
	◾	Before moving to Mauritius in 2009, he was a partner at the Canadian law firm McCarthy Tétrault (Banking and Insolvency Department). Mr. Boisvenu is a Member of the Quebec Bar (Canada) and a Registered Foreign Lawyer in Mauritius.
	◾	He holds degrees in Law from University of Montreal and Quebec Bar School (Canada) and a bachelor’s degree in Applied Economics from École des Hautes Études Commerciales de Montréal.
Cyril Sebastien	●	Vice President, Head of Infrastructure Transactions, Asia-Pacific at CDPQ.
Dominique Cabanes	●	More than 20 years of experience across all facets of infrastructure transactions including acquisitions, financing and fundraising.
Non-Executive Director	● ●	He holds a Masters from ESCP-Europe and an MBA from Drexel University. Nominated to the Board by CDPQ.
Deepak Malhotra	●	Managing Director, Infrastructure, India at CDPQ.
Non-Executive Director	●	More than 20 years of experience. He previously worked at International Finance Corporation, World Bank, at a leading credit agency in India and in the Merchant Navy.
	● ●	He holds a Bachelor’s Degree from Delhi University and an MBA from Vanderbilt University. Nominated to the Board by CDPQ.
Delphine Voeltzel	●	She has 13 years of professional experience in the infrastructure sector across Europe and Asia and is leading OMERS Infrastructure’s investment efforts in Asia
Non-Executive Director	●	Presently, she is serving as Managing Director at OMERS Infrastructure.
	●	Responsible for originating and executing new transactions in Asia and managing the existing investment portfolio for OMERS Infrastructure.

	●	She holds a Master of Science in Management from HEC Paris School of Management.
	●	Nominated to the Board by OMERS.
Gowtamsingh Dabee	●	He has over 25 years of experience as a professional accountant in public practice and industry in Mauritius, Africa, and the Middle East.
Independent Director	●	Presently he is a Partner of GD Riches Chartered Accountants and is an auditor, public accountant, and insolvency practitioner in Mauritius.
	●	Prior to that, he served as the CFO and Company Secretary of a multinational corporation in Mauritius where he was instrumental in implementing SOX internal control systems for the group subsidiaries.
	●	Also worked with the representative office of Andersen Worldwide in Mauritius and the Arthur Andersen Office in Dubai.
	●	He is an Associate Member of the Institute of Chartered Accountants in England and Wales (ICAEW) and a Fellow of Chartered Association of Certified Accountant (FCCA). He holds an MBA from Surrey Business School, University of Surrey, UK, and an Advanced Diploma in International Tax from the Chartered Institute of Taxation UK (CIOT).
	●	He is a registered insolvency practitioner in Mauritius and a member of INSOL.
Richard Payette	●	He is a business leader with over four decades of experience in management of global companies and accounting and audit matters.
Independent Director	●	His area of expertise includes organisational transformation, international market development, finance, audit, governance, and risk management.
	●	He currently serves as a director of Export Development Canada (EDC), Canada’s export credit agency wholly owned by the Government of Canada and the Canadian Public Accountability Board (CPAB), a regulatory body charged with overseeing audits of Canadian reporting issuers.
	●	He earlier served as Chair of the boards of the Canadian Chamber of Commerce and Fédération de Chambres de Commerce du Québec.
	●	From 2016 until 2020, he served as President and CEO Québec of Manulife and was the CEO for the Americas region at BDO International between 2010 and 2015.
	●	He worked with Raymond Chabot Grant Thornton since 1982 until 2009, lastly as the President and CEO. He is also a member of the advisory boards of Lemay and LexRockAI.
	●	He is a Fellow of the Chartered Professional Accountants of Canada and holds an ESG Certification and designation.

Executive Officers

The executive officers are responsible for the management of the company under the governance of the Board of Directors. All our executive offices are experienced in their domains. The following table lists our current executive officers.

Name of Executive Officers	Age	Position
Sunil Gupta	60	Chief Executive Officer
Sugata Sircar	59	Group Chief Financial Officer
Pawan Kumar Agrawal	44	Chief Financial Officer
R Narasimhan Iyer	59	Chief Operating Officer
Shweta Srivastava	47	Chief Human Resource Officer
Vijay Kumar Wadhwani	44	Head – Management Assurance

Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

Name and Designation	Experience and areas of expertise
Sunil Gupta Chief Executive Officer	●	Sunil comes with global experience in renewable energy, new energy and digital technologies. He has over two decades of experience in managing growth, operational excellence, and profitability of global renewable energy businesses.
	●	Prior to Azure Power, Sunil was the Head – South-East Asia & South Asia Business at Vena Energy (a leading Asia Pacific renewable energy company), managing existing business and developing new projects.
	●	Prior to that, he was Group Head – Renewable Energy Business at Sembcorp Industries, Singapore, where he built the renewables business and spearheaded market entry in India, Australia, Singapore and Vietnam.
	●	In India, he was instrumental in managing businesses comprising of multiple utility scale wind and solar power generation plants.
	●	As a cleantech industry professional, Sunil has also worked with Standard Chartered Bank and Morgan Stanley and has extensive experience in Investment Banking and Corporate Finance.
	●	Sunil earned his MBA from Indian Institute of Management, Ahmedabad and B. Tech from Indian Institute of Technology, Delhi.
Sugata Sircar	●	Sugata joined the Company as Executive Director Finance & Group Chief Financial Officer after resigning from his position as Independent Director.
Group Chief Financial Officer & Executive Director	●	He has over 32 years of experience of which more than 20 years were as CFO, most recently being as CFO at Schneider Electric India. He has worked in various industries including energy and automation, tires, city gas distribution and FMCG.
	●	He was with Gujarat Gas (subsidiary of British Gas UK) as Finance Director & CFO and then as Managing Director. He also worked with Cabot India, Madura Coats, Britannia Industries and Dunlop.
	●	His expertise is in partnering strategy building & execution, business performance management; leading business integration & transformation projects; merger & acquisition; governance, compliances, business risk management.
	●	He is a Chartered Accountant (FCA) 1989 and has done advanced management programs from Harvard Business School, Kellogs and ISB.
Pawan Kumar Agrawal[1]	●	Leading capital, investor relations, secretarial, finance, and accounting functions.
Chief Financial Officer of APIPL	●	Extensive experience in project finance, credit rating, policy, and business development in infrastructure sectors with special focus on renewable energy.
	●	He was associated with YES Bank Limited, CRISIL (Standard & Poor’s subsidiary in India), Indian Oil Corporation and Ernst & Young.

[1]	During Fiscal Year 2022, the Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi on October 1, 2021, in respect of an earlier Enforcement Case Information Report wherein Mr. Pawan Kumar Agrawal, the current Chief Financial Officer of AZI, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that were the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of AZI, and the criminal charges are not directed at, and do not concern, the Group. We will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

	●	Instrumental in issuance of India’s first Green Bond as well as India’s first IIFCL/ADB braced Partial Credit Enhanced Bond in the Indian Solar Sector.
	●	A rank holder Chartered Accountant and Cost Accountant in India, MBA from Faculty of Management Studies, Delhi University and has also cleared all three levels of Chartered Financial Analyst (CFA, USA).
R Narasimhan Iyer	●	R Narasimhan Iyer has over 30 years of experience in business operations, strategic execution, power transmission, distribution, metering & renewable energy generation space.
Chief Operating Officer	●	He holds deep experience in energy sector technologies and robust understanding of energy policies, strategies, institutions and regulations.
	●	He served as Director Operations at SB Energy (SoftBank Group) and has also worked with companies like SunEdison, Schneider Electric, Secure Meters, IBM, and ABB in various roles like roles and capacities.
	●	He holds a degree in Electrical & Electronics Engineering from Birla Institute of Technology & Science, Pilani and a Gold Medalist in Post Graduate Diploma in International Business from Indian Institute of Foreign Trade, New Delhi.
Shweta Srivastava	●	Professional with more than 20 years of diverse human resources experience in Fortune 500 corporations, across industries like hi-tech, consumer, life sciences & Infrastructure.
Chief Human Resource Officer	●	She has diverse experience of working across 14 countries in the Middle East & South East Asia, UK and other international regions. She has led large teams and worked closely with senior management.
	●	During past years, she has assumed responsibilities spanning various HR functions in Talent Acquisition, Business Partnering, Leadership & OD, Diversity & Inclusion, Employee Engagement, HR Strategy & Growth.
	●	Her prior experiences include Vedanta Ltd. As the Group Head Talent Acquisition, Sterlite Power (part of Vedanta Group) as people strategy lead and other senior leadership positions at Indus Towers Limited, United health Group, Qualcomm, Motorola and Ericsson.
	●	She holds master’s in human resources from Pune University, and has bachelor’s from Ambedkar University. She has also done Leadership Excellence Program from Harvard Business School.
Vijay Wadhwani	●	Leading our management assurance and internal audit function. Highly accomplished, results driven senior accounting and financial management executive with more than 18 years of progressive experience.
Head – Management Assurance	●	Worked as a part of the Big 4 audit firm with diverse skills in client management and expertise in managing statutory audit, process consulting and group reporting.
	●	Experience of working in complex environment with applicability of UGAAP, IFRS and Indian GAAP (now Ind-AS).
	●	He was working with S.N. Dhawan & CO LLP (Member firm of Mazars in India). Previously worked with Minda Industries Limited and S. R. Batliboi & Co. LLP (Ernst & Young).
	●	He holds Chartered Accountant (May 2001), IBBI Registered Valuer (RV) (Oct 2021).

B. Board Practices

Board of Directors

Our Company is managed and controlled by its Board of Directors. As October 11, 2023, our Company’s Board of Directors consists of nine directors, of which five are independent non-executive directors and two of whom are women. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us

●	to have the majority of our Board of Directors be independent;
●	to have all our members of our compensation committee or our nominating and corporate governance committee to be independent directors;
●	to have a nominations committee; or
●	to hold regular executive sessions where only independent directors shall be present.

Please refer “Corporate Governance” section for exceptions availed by the Company.

Terms of Directors and Executive Officers

In accordance with our Company’s Constitution, one-third of our Company’s directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall be up for re-election by rotation at each annual meeting of our company. The Chairman of the Board and/or the managing director during the tenure shall not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any director appointed by the Board after the last annual meeting shall be taken into account in determining which particular directors or the number of directors who are to retire by rotation. The directors up for re-election in each year shall be those who have been in office longest since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those up for re-election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the Board of Directors in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the Company’s annual meeting commencing after the director attains the age of 70 years. However, a person age 70 or over, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting at which such director’s class is up for re-election.

A vacancy on the Board of Directors may be filled by a majority vote of our Board of Directors or by ordinary resolution of the shareholders.

Executive officers are selected by and serve at the discretion of the Board of Directors.

Duties of Directors

Under Mauritius law, the Company’s directors have a duty to exercise their powers honestly in good faith and in the best interests of the Company. The directors also have a duty to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to the Company, the directors must ensure compliance with the Mauritius Companies Act and the Company’s Constitution, as amended from time to time. A shareholder has the right to seek damages against the Company’s directors if a duty owed by the directors to the shareholder is breached.

The functions and powers of the Company’s Board of Directors include, among others:

●	Convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

●	Authorizing dividends and distributions;

●	Appointing officers and determining the term of office;
●	Exercising the borrowing powers of the Company and mortgaging the property of the Company, provided that shareholders’ approval shall be required if any transaction is a major transaction for the Company under section 130 of the Mauritius Companies Act, which includes, among others, acquisitions and dispositions worth more than 75% of the value of the Company’s assets; and
●	Approving the issuance and transfer of shares of the Company, including the recording of such shares in our share register.

Subject to the Mauritius Companies Act, the Company’s Board of Directors may delegate any one or more of its powers to (i) a committee of directors, (ii) a director or employee of the Company (iii) or any other person.

C. Management Compensation

Directors and Officers Compensation

For FY 2022, the aggregate compensation (excluding grants of stock options) to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was INR 134 million (US$1.8 million), and INR 12 million (US$0.2 million) in fees paid to our Directors. Our binding agreements with each of the members of senior management are listed herein under “Employment Agreement”. Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

In FY 2023, our Company’s Board of Directors approved the Amended Directors Compensation Plan 2022 which is effective from October 1, 2022 for independent non-executive Directors not drawing salaries before and the policy is as follows:

A.	Annual Retainer for board membership - US$50,000 per director
B.	Annual Retainer for committee membership - US$5,000 per committee for Audit and Risk, Compensation and Capital Committees. US$3,000 per committee for Nomination & Governance and Sustainability & CSR Committees.
C.	Annual Retainer for board and committee chairs –
a)	Chairman of the Board (non-executive): US$50,000
b)	Audit: US$25,000
c)	Compensation and Capital: US$15,000
d)	Nomination & Governance and Sustainability & CSR: US$8,000
D.	Meeting Fees – None
E.	Restricted Stock (“RS”) will be granted to directors in accordance with the following schedule:
a.	A scale of the RS grants as follows:
1.	Year 1: from October 1 (the beginning of the first full year of the board service) to September 30 of the next year: US$20,000.
2.	Year 2 at the outset of the second full year on October 1: US$40,000.
3.	Year 3 at the outset of the third full year on October 1: US$60,000.
4.	Year 4 and beyond at the outset of the fourth full year on October 1: US$75,000.
b.	The amount of the RS granted will be valued as of October 1 of the year in question, with the RS equal to the corresponding US$ value, divided by the FMV of the stock price on October 1 (or the next business day) of that year, determined as set out in the Equity Incentive Plan 2016, as amended from time to time.
c.	RS grants will be administered as per the Equity Incentive Plan 2016, as amended.
d.	The RS grants will be subject to a Period of Restriction of 18 months from the day of grant provided the director remains on the Azure Power board; and provided further that:
1.	if the director voluntarily resigns (or leave the board for other reasons other than for Cause) from the board during a year of service, the Period of Restriction on RS granted for that year will lapse immediately on a pro-rata basis determined as a percentage of days served for that year, and further, the Period of Restriction on the prior year’s award will also lapse if it has not lapsed already;
2.	if a director is removed for Cause, all RS for which the Period of Restriction has not lapsed, regardless of when granted, will be forfeit; and
e.	The RS under Period of Restriction will not have voting rights or rights to any dividends or any other distribution from the Company.
f.	It is hereby clarified that the granting of RS will be in the form of a letter of grant and RS shall only be transferable to the name of the director when they are earned by the director, which shall be deemed to occur at the end of the Period of Restriction (provided the director remains on the Azure Power Board) or upon the lapsing of the Period of Restriction as evoked in paragraph d1 above. On account of the possibility (albeit remote) that RS may have to be forfeited (as evoked in paragraph d2), the director shall be deemed not to be owed any RS or any other form of emoluments in lieu of the RS until the end of the Period of Restriction / lapsing of the Period of Restriction as stated above.

As part of the Directors Remuneration Plan set out above, we granted 4,748 shares of RS to three of our directors, during FY 2022 to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for cause. On exercise of these shares of RS, equivalent number of equity shares will be issued by our Company subject to adjustments as to Mauritius withholding tax.

Remuneration payable under the Directors Remuneration Plan are subject to following respective conditions:

a)	Affiliated or nominated directors have elected not to receive any compensation from Company for the time being,
b)	Unless otherwise determined, the Mauritian directors will not be covered under this Policy and will be paid as arrangement agreed with AAA Global Services Limited.

Equity-Based Compensation

Our Company, during FY 2017, adopted the amended Equity Incentive Plan “2016 Equity Incentive Plan (as amended in 2017)” with approval of the shareholders of the Company obtained at the Annual Meeting held on September 25, 2017. The Company increased the pool size of the existing Stock Option pool by one million shares which took the total pool size to 2,023,744 shares. On April 30, 2020, Company further adopted the amended Equity Incentive Plan “2016 by Equity Incentive Plan (as amended on March 31, 2020). The amendment will require that the fair market value of the Grants to be based on the 10-day daily volume weighted closing price average up to and including the date of determination and some minimal drafting corrections of the Plan.

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

As of March 31, 2022, we had 558,829 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans, the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan (as amended on March 31, 2020).

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan (as amended on March 31, 2020).

Administration

The Compensation Committee of the Company is the sole administrator for the administration of options, including the ESOPs. Computershare Trust Company, N.A. has been appointed as plan administrator. Company has total 2,304,732 shares which are Authorized for Grant as of March 31, 2022.

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

Vesting Schedule

The grants made to any individual shall be vested in the following manner:

●	25% on the expiry of 12 months from the date of grant;
●	25% on the expiry of 24 months from the date of grant;

●	25% on the expiry of 36 months from the date of grant; and
●	25% on the expiry of 48 months from the date of grant.

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

Restricted Stocks

As part of the Directors Remuneration Plan our Company also granted shadow Restricted Stock (as provided above) during FY 2022 to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for cause. On exercise of these RS, amount payable by our Company will be the number of RS awarded multiplied by the price of the common stock on the date the RS are exercised. See section above “B. Compensation, (Directors and Officers Compensation)”.

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

Outstanding Options for Directors and Senior Management

Outstanding options as of March 31, 2022 under our ESOP/RS plans are as follows:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration(1)
Supriya Prakash Sen	1,402	0	August 30, 2027
Pawan Kumar Agrawal	51,794	10.73	August 30, 2027
	99,000	14.19	August 30, 2027
	10,000	27.98	August 30, 2027
Others	396,633	10.73 to 27.98	July 20, 2025 – August 30, 2027
Total	558,829

Note: 1. For all the grants issued prior to March 31, 2020, in the event that a participant of our ESOP plan terminates their service with our Company, the Post Termination Exercise Period shall be: i) 90 days if they served for less than 3 years; ii) 2 years if the service period was more than 3 years but less than 4 years; or iii) an incremental year will be added to the exercise period for each year of service beyond 4 years up to a maximum period co-terminus with the Equity Incentive Plan 2016 (as amended on March 31, 2020). However, for all the grants issued post March 31, 2020, the Post Termination Stock Option Exercise Periods (“PTEP”) policy was amended to six-month expiration on all new grants awarded.

Indemnification Agreements

We have obtained Directors’ and Officers’ liability Insurance to indemnify the Directors and executive officers of our Company against certain liabilities and expenses arising from their being a director or officers. In addition, the Company has executed indemnity agreements with directors and officers.

D. Board Committees

Our Company’s Board of Directors has established the following committees: Audit & Risk Committee, Nominating & Governance Committee, Compensation Committee, and Sustainability & Corporate Social Responsibility Committee. These committees assist in the effective functioning of the Board and help them to ensure that the views of directors are effectively represented.

We have written charters for the responsibilities of committees and these are reviewed and approved by the Board of Directors on annual basis. The charters of committees are available on our company website. Special committees may be formed from time to time as required to review particular matters or transactions.

Each committee’s members and functions are described below.

i) Statutory Committees

Audit & Risk Committee

Our Audit & Risk Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. It consists of a chairperson, Mr. Richard Payette, and two members, Ms. Supriya Prakash Sen and Mr. Jean-François Boisvenu.

Mr. Richard Payette was appointed as new Chairperson of the Committee effective July 1, 2023 (replacing Ms. Christine Ann McNamara who had been in office from March 1, 2022 to June 26, 2023). Mr. Arno Lockheart Harris resigned from the membership of the Committee effective May 31, 2022. Mr. Sugata Sircar appointed as member of the Audit & Risk Committee with effect from October 1, 2022 but left the role on April 30, 2023 to become the new CFO. Mr. Jean-François Boisvenu was appointed as a new member of the Audit & Risk Committee on March 15, 2023.

All members including the chair satisfy the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. They also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have determined that Mr. Payette is an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules. For further information, see “Management and Employees – Management”.

Mr. Richard Payette Ms. Supriya Prakash Sen Mr. Jean-François Boisvenu	Chairperson Member Member

Responsibilities include:
●	Providing oversight of financial reporting and related internal controls;
●	Appointment, compensation and over sight of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by independent auditors;
●	Reviewing significant accounting and reporting issues to understand potential impact on financial statements and management’s response;
●	Reviewing and approving of all related party transactions on an ongoing basis;
●	Discussing the annual audited financial statements and quarterly financial statements with management and independent auditors;
●	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;
●	Meeting separately and periodically with management and our internal and independent auditors;
●	Reporting regularly to Board of Directors;
●	Reviewing and approving the Enterprise Risk Management Policy, risk register, mitigation plans, monitoring plan, and test reports; and

●	Such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Compensation Committee

Our Compensation Committee assists our Board of Directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the Compensation Committee are not prohibited from direct involvement in determining their own compensation.

Our Compensation Committee consists of the chairperson and three members. We rely upon the home country exemption of the New York Stock Exchange Listed Company Manual and Rule10C-1(b)(1) (iii) (A) (4) under the Exchange Act in respect of the composition of the Compensation Committee, as Mauritius law does not require all members of the committee to be independent. Each of our compensation committee members qualifies as a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act.

Our Company’s chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated.

Mr. Panicker Unnikrishnan Mangalath Sukumara Mr. Cyril Sebastien Dominique Cabanes Ms. Supriya Prakash Sen Ms. Delphine Voeltzel	Chairperson Member Member Member

Responsibilities includes:
●	Reviewing and approving the compensation package for our executive officers;
●	Reviewing the compensation of our executive officers and directors and making recommendations to the board with respect to the compensation;
●	Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, other executive officers and directors evaluating the performance of our chief executive officer, other executive officers and directors in light of those goals and objectives, and setting the compensation level of our chief executive officer, other executive officers and directors based on such evaluation; and
●	Reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Governance Committee

Nominating and Governance Committee consists of the chairperson and three members. The purpose of the Nominating and Governance Committee is to assist the Board in fulfilling its responsibilities. We rely upon the home country exemption of the New York Stock Exchange Listed Company Manual in respect of the composition of the Nominating and Governance Committee, as Mauritius law does not require all members of the committee to be independent.

Mr. Panicker Unnikrishnan Mangalath Sukumara Mr. Cyril Sebastien Dominique Cabanes Ms. Supriya Prakash Sen Ms. Delphine Voeltzel	Chairperson Member Member Member

Responsibilities includes:
●	Reviewing and making recommendations to the Board of Directors with respect to corporate governance guidelines and issues;
●	Identifying qualified candidates as consistent with the criteria approved by the Board for director nominees and recommending such candidates to the Board for selection for all directorships to be filled by the Board, in conjunction with the Chairman of the Board;
●	Nominating the chairs and members of the Board committees, in conjunction with the Chairman of the Board; and

●	Conducting annual reviews of the Board’s independence, qualifications, and experiences in light of the availability of potential Board members; and oversee the evaluation of the Board of Directors.

Sustainability and Corporate Social Responsibility Committee

Sustainability and Corporate Social Responsibility (“Sustainability and CSR”) Committee consists of the chairperson and two members. The purpose of the Sustainability and CSR Committee is to assist the Board in fulfilling its responsibilities listed below.

Mr. Panicker Unnikrishnan Mangalath Sukumara Ms. Supriya Prakash Sen Mr. Deepak Malhotra	Chairperson Member Member

Responsibilities includes:
●	Undertake all activities as per CSR policy of the Company;
●	Review the Sustainability and CSR Vision and Strategy;
●	Review the policies, practices, and ensure compliance with these set policies;
●	Review the annual targets and metrics and that this is reflective of industry best practice;
●	Provide input into the Company’s annual sustainability report; and
●	Review issues such as reputation risk, incidents impacting environment, social and governance concerns.

ii) Non-Statutory Committees

Capital Committee

Capital Committee consists of the chairperson and four members. The purpose of the Capital Committee is to assist the Board in relation to capital raising, investment, and disposition/disinvestment/sale of the projects, maintain adequate liquidity and timely decision making to achieve the Company’s business plan.

Mr. Panicker Unnikrishnan Mangalath Sukumara Mr. Richard Payette Mr. Deepak Malhotra Ms. Supriya Prakash Sen Ms. Delphine Voeltzel	Chairperson Member Member Member Member

Responsibilities includes:
●	Review and approve capital raising, investment, and disposition/disinvestment/sale of the projects in relation to Company and its Subsidiaries;
●	Review and recommend for approval by the Board of any Company equity and debt issuances;
●	Establish corporate philosophy and policies regarding project capital raising, allocation, investment, and disposition/disinvestment/sale of the projects;
●	Establish and oversee treasury policies of the Company;
●	Provide guidance to management on ordinary course project transactions of the Company; and
●	Periodically review and ensure the Company has adequate options to raise the capital necessary to meet its business plan.

Other Committees

Special committees may be formed from time to time as required to review particular matters or transactions.

During the leadership transition following the resignation of our previous CEO and Managing Director, a Special Committee of the Board was created to support the Chairman in supervising our operations. This Special Committee was comprised of Mr. Rosling, Mr. Unnikrishnan, Mr. Malhotra, and Ms. McNamara, and it was dissolved on August 22, 2022.

In addition, a Special Committee of the Board of Directors was convened in August 2022 to review material projects and contracts over a three-year period for anti-corruption and related compliance issues. This Special Committee is comprised of Ms. Delphine Voeltzel and Mr. Jean-François Boisvenu.

The Board also established a Special Finance Committee in July 2023 in connection with capital raising activities. This Special Finance Committee comprises Mr. Richard Payette, Mr. Jean-François Boisvenu and Ms. Supriya Prakash Sen.

E. Employees

As of March 31, 2023, we had 427 full time employees and no part time employee. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2020, March 31, 2021, March 31, 2022 and March 31, 2023:

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023
Infrastructure	263	121	156	128
Bidding and land strategy	25	13	19	22
Operations and maintenance	235	248	231	217
F&A, Capital, Legal and HRM	82	89	64	65
Total	605	471	470	427

Employee Benefit Plans

For FY 2022, the aggregate compensation, including directors’ fees, excluding grants of stock options to our directors and executive officers, was INR 12 million (US$0.2 million) – See Directors and Officers Compensation. Our agreements with each of the members of senior management are listed herein under “Employment Agreement.” Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

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

Leave Encashment Policy

Under our leave encashment policy, an employee is entitled to accumulate up to 45 days of leave Employees are encouraged to avail of the leave and hence, any balance over 45 days lapses of January 1 of each calendar year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days . The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 26 days.

Executive Leadership

On April 26, 2022, Mr. Ranjit Gupta and Mr. Murali Subramanian, previously our Managing Director and Chief Operating Officer respectively, resigned from the Company. Both relinquished their roles with the Company and its subsidiaries, and Mr. Gupta also resigned from the Board of Directors. Mr. Harsh Shah joined as Chief Executive Officer with effect from July 1, 2022 and subsequently resigned on August 29, 2022 with immediate effect. Thereafter, Mr. Rupesh Agarwal took charge as Acting CEO of the Company on Mr. Shah’s resignation. In November 2022, Mr. R Narasimhan Iyer joined as Chief Operating Officer of the Company.

On April 30, 2023, Mr. Sugata Sircar resigned from his position as Independent Director and joined as Group Chief Financial Officer and became Executive Director Finance of the Company’s subsidiary, Azure Power India Private Limited. Mr. Pawan Agrawal continues as CFO of APIPL and its group of subsidiaries, reporting to Sugata.

On July 10, 2023, Mr. Sunil Gupta joined the Company as Chief Executive Officer and Managing Director of the Company’s subsidiary, Azure Power India Private Limited. With the appointment of Mr. Sunil Gupta, Mr. Rupesh Agarwal resigned from his role of Acting CEO and relinquished his roles with the Company and its subsidiaries.

On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Mr. M.S Unnikrishnan became the Chairman of the Board of the Company.

Employment Agreements

All of our executive officers have entered into employment agreements with the Company. Aside from the employee benefit plans, our employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our directors for special termination benefits.

Each executive officer has acknowledged that ownership of any intellectual property created by him or her for the Company shall remain the property of the Company.

In addition, each executive officer has agreed to be bound by the non-competition and non-solicit restrictions set forth in his employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his employment, not to:

●	directly or indirectly, enter into the employment of, tender consulting or other services to, acquire any interest in, or otherwise participate in any business that competes, directly or indirectly, with any of the companies or entities in the same lines of business that the Company is engaged in at the time the employment is terminated; nor
●	solicit, encourage, or induce or attempt to solicit, encourage, or induce any employee or customer, or prospective employees and customers with whom the Company has had discussions or negotiations within the last six months of the termination of his employment not to establish a relationship with the Company.

V. Risk Factors

You should carefully consider the following factors in addition to the other information set forth in this annual report. If any of the following risks actually occur, our business, results of operations, financial condition and cash flows could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment. This annual report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this annual report.

Financial Risks

Our cash reserves and cash flows may be insufficient to meet our working capital requirements and expansion plans absent further financing. Accordingly, our failure to obtain additional financing on acceptable terms and in a timely manner could materially and adversely affect our financial condition.

The unavailability of our Fiscal 2022 consolidated financial statements (filed with this Form 20-F) and our Fiscal 2023 financial statements (due to be filed with our Fiscal 2023 Form 20-F) has severely limited our ability to draw down borrowings from other bank loan facilities or raise financing from other sources. In addition, we have not been able to dividend cash from project subsidiaries due to breach of covenants related to the delivery of audited financial statements to lenders. For further information, see below “- Our failure to deliver our audited consolidated financial statements and the financial statements of our subsidiaries violates covenants in certain of our financing agreements and materially and adversely affect our business, results of operations, financial condition and cash flows.”

Our working capital requirements and cash flow have been adversely affected by higher levels of general and administrative expenses (excluding Stock Appreciation Rights (SAR) expenses) due to substantially higher legal and accounting costs related to whistle-blower and other investigations and compliance reporting to our regulators and legal costs related to defending various litigation matters, and our cash flows may be insufficient to service our working capital requirements without further financing.

In addition, we expect to incur substantial expenses as we construct our new power projects for which we have contractual obligations. If we are unable to meet our obligations for our committed projects, we could be exposed to liabilities under the relevant contractual and tender documents, administrative actions and penalties from customers and other civil liabilities, all of which could adversely impact the affected projects.

Further, our cash and cash flow may not be sufficient to refinance borrowings in the event that a default is declared and the principal is accelerated or to finance contingent liabilities. Accordingly, our failure to obtain additional financing on acceptable terms and in a timely manner to ensure we have sufficient cash could materially and adversely affect our business, results of operations and financial condition.

Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future results of operations, financial condition and cash flows;
●	the availability of our consolidated financial statements and the financial statements of our subsidiaries and restricted borrowing groups for Fiscal 2023 and subsequent periods;
●	our past credit history and credit ratings (see “- Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements” below);
●	the prevailing exchange rate of Indian rupee against major currencies, in particular, the U.S. dollar;
●	the continued confidence of banks, financial institutions and debt capital investors in us and the renewable energy industry in India;
●	the interest rate environment in India and internationally;
●	the general condition of global equity and debt capital markets;
●	economic, political and other conditions in the jurisdictions where we operate;
●	regulatory and government support in the form of tax incentives, preferential tariffs, project cost subsidies and other incentives; and
●	our ability to comply with any financial covenants under our debt financing.

In addition, our ability to obtain additional financing may be dependent on the compliance review of our lenders and creditors in light of the review of corruption and related controls and compliance issues by our Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice and to Indian regulatory authorities. For more information, see below “We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.”

Failure to obtain additional financing on acceptable terms and in a timely manner could adversely affect our business, results of operations, financial condition and cash flows. Moreover, any additional equity financing may be dilutive to our shareholders, and any debt financing may contain restrictive covenants that limit our flexibility going forward.

Our failure to deliver our audited consolidated financial statements and the financial statements of our subsidiaries violates covenants in certain of our financing agreements and materially and adversely affect our business, results of operations, financial condition and cash flows.

Timely submission of financial statements of our Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. Due to our inability to meet these covenants to date in respect of our Fiscal 2022 and Fiscal 2023 (and interim periods therein) financial statements, we secured time various extensions from our lenders in respect of these covenants until June 30, 2023 and July 15, 2023 (in few cases). We requested each of the applicable lenders for a further time extensions until October 31, 2023, for submission of financial statements for Fiscal 2022, and until December 31, 2023, for submission of financial statements for Fiscal 2023. While we received the time extensions from several lenders, we have not yet received the requested time extensions from lenders representing INR 14,089 million (US$ 185.7 million) of our external indebtedness. In this regard, our auditors have provided in their audit report that these “events raise a substantial doubt about the Company’s ability to continue as a going concern.” See “Consolidated Financial Statements - Report of Independent Registered Public Accounting Firm” on page F-2.

The Company is currently under discussions with the remaining lenders to obtain the requisite time extensions and expects to receive the same in due course. The lenders which have not granted such extensions have rights under the respective financing agreements to take actions including (but not limited to) acceleration of the repayment of all or some of the indebtedness owed to them and/or security enforcement under the terms of the applicable financing agreements. Any such actions by lenders also could result in cross-defaults or cross-accelerations of other indebtedness and could materially and adversely affect our business, results of operations, financial condition and cash flows.

In addition, due to our inability to meet these information covenants to date, some of our lenders have started charging us penalty interest rates. In addition, in some of our borrowing facilities, the lenders have also upward revised the rate of interest due to delay in Fiscal 2022 audited financial statements and our downgrade in credit ratings. These penalty rates of interest and higher rates of interest have increased our finance costs for the projects to which these loans relate. While the penalty interest may cease to be charged upon finalization and submission of the delayed financial statements, the rate of interests which have been revised upwards may not be revert to pervious levels, and, therefore, may result in continued higher cost of funds for our debt borrowings for these projects.

Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements.

Most of our external borrowings are required to be rated by accredited credit rating agencies. In Fiscal 2023 and Fiscal 2024, the rating agencies Fitch Ratings, Moody’s Investor Service, CRISIL and Care Ratings have each downgraded or announced a review of credit ratings with negative implications of the credit ratings of one or more of our subsidiaries. Downgrades in our credit ratings and other factors have led to interest rate increases in respect of some of our certain of our borrowings which has increased our financing costs and other similar interest rate increases are possible.

In addition, in certain of our financing agreements, a downgrade of our credit ratings below BBB or BBB-, could lead to interest rate increases which would further increase financing costs. Further, in certain of our financing agreements, any downgrade of our credit ratings below BBB or BBB-, constitutes a default which could lead to acceleration of the repayment of all or some of the indebtedness owed under these financing agreements. Any such defaults and accelerations also could result in cross-defaults or cross-accelerations of other indebtedness and could materially and adversely affect our business, results of operations, financial condition and cash flows.

For further information, see “Operating and Financial Review and Prospects – Certain Factors affecting our Results – Credit Rating Downgrades.”

If we fail to comply with financial and other covenants under our loan agreements, our business, results of operations, financial condition and cash flows may be materially and adversely affected.

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

For information on our failure to timely deliver our audited financial statements, see “-Our failure to deliver our audited consolidated financial statements and the financial statements of our subsidiaries violates covenants in certain of our financing agreements and materially and adversely affect our business, results of operations, financial condition and cash flows.”

Our failure to comply with such covenants or to obtain our lenders’ consent to take restricted actions in a timely manner or with any other terms of the financing documents entered with lenders may result in the declaration of an event of default by one or more of our lenders, which may result in accelerating repayment obligation under the relevant loans and/ or trigger cross defaults under other financing agreements and/ or increase in rate of interest on such loans and/ or other suitable action in terms of the financing documents and the law. We cannot assure you that, in the event of any such acceleration, we will have sufficient resources to repay these borrowings. Failure to meet our obligations under the debt financing agreements could adversely affect our business, results of operations, financial condition and cash flows. Furthermore, a breach of those financial and other covenants or a failure to meet certain financial ratios under these financing agreements could also restrict our ability to pay dividends.

Our substantial indebtedness and volatility in interest rates could adversely affect our business, results of operations, financial condition and cash flows.

We have incurred substantial debt to finance our projects which is secured by project assets. Since certain of our borrowings under a project-specific financing arrangement have floating rates of interest, volatility in interest rates affects the cost of these borrowings. An increase or decrease in interest rates will increase or decrease our interest expense associated with such borrowing.

In periods of volatile interest rates, we seek to finance our projects on a long-term basis with debt matched to cash flows, and we attempt to fix the interest rate and hedge any forex exposure. Such debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;
●	limiting our ability to obtain additional financing;
●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;
●	potentially affecting our credit rating
●	potentially increasing the cost of any additional financing; and

●	limiting the ability of our project operating subsidiaries to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could adversely affect our business, results of operations, financial condition and cash flows impacting our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate adequate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

In addition, certain of our borrowings under a project-specific financing arrangement have floating rates of interest. Therefore, an increase or decrease in interest rates will increase or decrease our interest expense associated with such borrowing. We are affected by volatility in interest rates in our borrowings. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI and other central banks, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Furthermore, the rise in inflation and consequent fluctuation in interest rates, repo rates (the rates at which the RBI lends to commercial banks) may also be important factors affecting interest rates. A significant increase in interest expense could adversely affect our business, results of operations, financial condition and cash flows impacting our ability to meet our payment obligations under our debt.

We were not profitable in the past three fiscal years, and we may not be profitable in the future.

We have incurred losses since our inception. During Fiscal 2021 and Fiscal 2022, we had a net loss of INR 4,201 million and INR 2,126 million (US$ 27.8 million), respectively. We do not expect to be profitable in Fiscal 2024 and may not be profitable in the future.

We expect our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2023 and Fiscal 2024 will be higher than our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2022 due to higher legal and accounting costs related to whistle-blower and other investigations and legal costs related to defending various litigation matters. Accordingly, we expect our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2023 and Fiscal 2024 will adversely affect our profitability in Fiscal 2023 and Fiscal 2024 as well as our cash flows from operations in these fiscal years.

Our profitability also may be adversely impacted by liabilities associated with the review of corruption and related controls and compliance issues by our Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice. For more information, see below “We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.”

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.

As the functional currency of our Indian subsidiaries is the Indian rupee, our operating expenses are denominated primarily in Indian rupees. However, some of our capital expenditures, and particularly those for equipment imported from international suppliers, such as solar panels, are denominated in foreign currencies. In addition, our borrowings are usually incurred in foreign currencies, especially the US dollar, and we swap these foreign currencies into Indian rupees to fund our projects and working capital. To the extent that we are unable to match revenue received in our functional currency with costs paid in foreign currencies, or hedge such exposure, exchange rate fluctuations in any such currency could have an adverse effect on our profitability.

Substantially all of our cash flows are generated in Indian rupees and, therefore, significant changes in the value of the Indian rupee relative to the other foreign currencies could materially and adversely affect our reported results of operations, financial condition and cash flow and our ability to meet interest and principal payments on borrowings. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the Indian rupee. We expect our future capital expenditures in connection with our proposed expansion plans to include significant expenditures in foreign currencies for imported solar panels, components, equipment and machinery.

A significant fluctuation in the Indian rupee to U.S. dollar or other foreign currency exchange rates could materially and adversely affect our business, results of operations, financial condition and cash flows. The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian rupee had depreciated against the U.S. dollar in four of the last five years, which may impact our results of operations in future periods. Furthermore, we have borrowings denominated in U.S. dollars and, as such, an annual decline in the Indian rupee against the U.S. dollar effectively adds to the functional interest rate of our borrowings and the Indian rupee equivalent needed to repay the borrowings, when they fall due.

Consequently, depreciation of the Indian rupee to the U.S. dollar, could result an increase in foreign currency related transaction and translation losses and negatively impact our performance.

Our operating results may fluctuate from period to period, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations.

Our quarterly and half-yearly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past, especially in the winter months, and we may experience similar fluctuations in the future. However, given that the renewable energy industry is growing rapidly, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this section, the following factors could cause our operating results to fluctuate:

●	the expiration or initiation of any central or state subsidies or incentives;
●	our ability to complete installations in a timely manner due to market conditions or due to unavailable financing;
●	our ability to continue to expand our operations, and the amount and timing of expenditures related to such expansions;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
●	changes in auction rules;
●	changes in feed-in tariff rates for solar power, VGF, our pricing policies or terms or those of our competitors;
●	actual or anticipated developments in our competitors’ businesses or the competitive landscape;
●	an occurrence of low global horizontal irradiation that affects our generation of solar power;
●	fluctuations due to the COVID-19 pandemic and resulting operational disruptions;
●	change in law or adoption of new accounting pronouncements; and
●	significant volatility in market conditions (including, but not limited to foreign currency rates, interest rates and our share price).

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, with respect to the above factors our actual revenue, key operating and financial metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a material adverse effect on the trading price of our shares.

We do not intend to continue to report quarterly consolidated financial information and, in the future, will only report our unaudited consolidated six months interim and annual audited consolidated financial information.

As a “foreign private issuer” we are not required under SEC rules to report quarterly consolidated financial information. Accordingly, we intend in the future only to report our unaudited consolidated six months interim and annual audited consolidated financial information. As many of our industry competitors in India and internationally provide quarterly financial information, it will not be possible for investors and research analysts to benchmark our results against the results of our competitors on a quarterly basis. This change could impact the decision of research analysts to cover us or to publish research about us or cause them to change their recommendations regarding our shares adversely, resulting in a decline in our stock price and trading volume.

Compliance risks

The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares.

As a result of our failure to timely file our annual report on Form 20-F with the SEC, the NYSE informed us on December 7, 2022 that we were not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual and that we would be provided a six-month extension from the due date of the annual report, August 16, 2022, as extended from the original due date of August 1, 2022, pursuant to the Form 12b-25 filed with the SEC on August 1, 2022 to file the annual report on Form 20-F, as well as any other subsequent delayed filings.

On February 14, 2023, the NYSE granted our request for additional time to file our annual report on Form 20-F and any subsequent delayed filings, stating it would provide an additional trading period through July 15, 2023 subject to reassessment on an ongoing basis and that failure to file the annual report on Form 20-F and any subsequent delayed filings by the end of this period could result in a trading suspension. On July 6, 2023, we requested the NYSE for additional time to file our Annual Report, as well as well as our current report on Form 6-K for the six months September 30, 2022 (the “2022 Form 6-K” and, together with the annual report on Form 20-F, the “Delayed Filings”), due to continued delays in the completion of our audit and review of our internal control over financial reporting.

On July 13, 2023, the NYSE suspended trading in our Company’s shares and commenced delisting proceedings (the “Delisting Decision”). As described more fully in our Form 6-K filed on July 13, 2023, we have taken substantial steps to remediate the issues that led to the Delayed Filings including, among others, the replacement of our independent public accounting firm for our U.S. GAAP consolidated financial statements, strengthening our management team and appointing external consultants to review our internal controls and compliance framework. On July 26, 2023, we submitted an appeal of the Delisting Decision. We await the hearing of our appeal before the NYSE.

Currently, our shares are only available to trade on the over-the-counter (or OTC) "expert" market, where quotations are only directly available to broker dealers and professional investors (not to retail investors).

Although we are filing this annual report on Form 20-F for Fiscal 2022 on this date and plan to file our Form 6-K for the half year ended September 30, 2022 as soon as practicable, we cannot assure that our shares will not be delisted, or that they will resume trading on the NYSE. If our shares were to be delisted, there can be no assurance whether or when it would again be listed for trading on the NYSE or another U.S. exchange. Further, the market price of our shares might decline and become more volatile, and the holders of our shares may find that their ability to trade in our shares would be adversely affected. The delisting of our shares could also result in other negative outcomes, including the potential loss or reduction of confidence by customers, business partners and employees, the potential loss or reduction of investor interests, and fewer business and strategic opportunities, any of which could have a material adverse impact on our results of operations, cash flows and financial conditions.

We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.

In May 2022, we received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of our projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, we identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence that any improper payment was made to any government official was identified. Further, in Fiscal 2023, we reported to SECI that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised us, inter alia, that the project may be liable for damages and penalties for shortfalls in generation and for not commissioning the full capacity required under its PPA in a timely manner.

In September 2022, we received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other allegations. The Ethics

Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of our projects. The investigation specified that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR 138 million (US$ 1.8 million) on estimate, as a prudent measure in the given project. Further, we have reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR 118 million (US$ 1.6 million) has been made in the books of account on estimate, as a prudent measure, though no improper payments by the Group could be identified.

We also identified potential misrepresentations made by former executives to the Board in July 2021 regarding an asset purchase transaction for the development of a wind project. In addition, it appears our former executive officers may have circumvented internal policies in connection with the approval of another transaction related to another wind project. We were not able to identify any evidence of improper payments related to either of these transactions. Considering the observations regarding the transactions, we have reassessed the valuation of the asset purchase and related government orders and did not find any adjustment that needed to be made in the books of account.

Our investigation did not substantiate other portions of this September 2022 whistle-blower complaint.

As part of our investigations of the May 2022 and September 2022 whistle-blower complaints, we also widened our review to include a review of projects commissioned in Fiscal 2022 and Fiscal 2023 to ensure that similar weaknesses were not present. As part of our investigations, we identified inconsistencies in project data in certain of our projects, but we identified no improper payments made in connection with these projects.

We have taken a range of actions due to these findings, and the employees involved in the misconduct are no longer associated with us. In accordance with the recommendations of the Ethics Committee, the Board’s Audit and Risk Committee and their legal and forensic advisors, we are implementing remedial measures in both project control and monitoring. Further, we reported the findings from its investigations of the May 2022 and September 2022 whistle-blower complaints to the SEC and the U.S. Department of Justice, and we continue to cooperate with these authorities.

In addition, a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that former executives were involved in an apparent scheme with persons outside the Company to make improper payments in relation to a project but no related improper payments or transfers by the Group have been identified. The Special Committee’s review and its findings could impact our decision-making in connection with such projects. We have disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and we continue to cooperate with those agencies.

Our Group including our subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on us. Any such fines or penalties could materially and adversely affect our business, results of operations, financial condition and cash flows in future periods. In addition, we could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by our employees and former employees and executives.

For further information on the liabilities associated with the May 2022 and September 2022 whistle-blower complaints and the Special Committee investigation, see “Our Consolidated Financial Statements as of, and for the year ended, March 31, 2022, Note 27 – Whistle-blower Allegations and Special Committee Investigations”.

We have conducted investigations into whistle-blower claims and learned of other allegations in June, July, and October 2021 against certain directors, officers and employees and former officers and directors of the Company.

In June and July 2021, we received whistle-blower complaints alleging corrupt conduct in acquisition of land, improper use of political connections, special treatment of certain employees, payment of kickbacks, and improper conduct by our “sales team” (this specific allegation was later determined to be a hoax). Our Ethics Committee, supervised by the Board’s Audit and Risk Committee and with the support of outside counsel and forensic accounting professionals, conducted a fulsome investigation into these allegations and found none to be substantiated. We nonetheless implemented enhancements to our compliance program recommended by our advisors after the investigations had concluded.

In addition, on October 1, 2021, the Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi in respect of an earlier Enforcement Case Information Report. Our former Group Chief Financial Officer and current Chief Financial Officer of our subsidiary APIPL, Mr. Pawan Kumar Agrawal, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. We will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

Our international corporate structure and operations require us to comply with anti-corruption laws and regulations of the United States and various other jurisdictions. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA) which prohibits, in relevant part, U.S. nationals, companies that have securities registered in the U.S. and any officer, director, employee, or agent of such issuer or any shareholder thereof acting on behalf of such issuer from making corrupt payments to foreign officials for the purpose of obtaining or keeping business. The FCPA also imposes obligations to keep accurate books and records, to maintain appropriate internal controls, and to prevent circumvention of such controls. We are also subject to the Indian Penal Code, 1860, the Prevention of Corruption Act, 1988 and the Prevention of Money Laundering Act, 2002 which are applicable on our subsidiaries in India. In addition, we have been and will continue to be subject to anti-corruption, anti-bribery and anti-money laundering legislation in other jurisdictions, which in certain circumstances go beyond the scope of the FCPA rules and regulations.

Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could be costly and time-consuming to investigate and could expose us to administrative, civil or criminal penalties or fines (including under U.S. and Indian laws and regulations as well as other applicable laws). If we were to be investigated for, charged with, or convicted of, violating these laws and regulations, our reputation could be harmed and it could cause some of our investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our shares, all of which may negatively impact the trading prices of our shares. In addition, any administrative, civil or criminal penalties or fines which could materially and adversely affect our business, results of operations, cash flows and financial condition.

For information regarding current investigations of certain whistleblower and other allegations against certain directors, officers, former officers and directors and employees of the Company, see “Risk Factors - We have conducted investigations into whistle-blower claims and learned of other allegations in June, July, and October 2021 against certain directors, officers and employees and former officers and directors of the Company” and “Risk Factors - We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.”

Any damages caused by fraud, corruption, or other misconduct by our employees and former employees could adversely affect our business, the results of operations, financial condition and cash flows.

We are exposed to operational risks arising from any inadequacy or failure of internal processes or systems. In addition, we are exposed to risks associated with fraud, corruption, or other misconduct of our directors, officers and employees. Employee or executive misconduct could also involve the improper use or disclosure of confidential information, bribery, data breach or other illegal acts, which could result in regulatory sanctions and reputational or financial harm, including harm to our brand.

Our processes, management information systems, and internal control procedures are designed to monitor our operations and overall compliance. Our systems, however, may not be able to identify every act of non-compliance and/or suspicious transaction in a timely manner, or at all. In addition, certain internal control processes are carried out manually, which may increase the risk that human error, tampering, or manipulation will result in losses that may be difficult to detect.

One of the tools we use to provide assurance is our whistle-blower policy and related procedures, which encourages employees and directors to report concerns related to unethical conduct and governs the investigation of such reports. Our whistle-blower policy sets forth guidelines for our employees and directors to report concerns related to unethical conduct. Under the policy, our Ethics Committee investigates the allegations under the supervision of the Board’s Audit and Risk Committee. The Ethics Committee may, at its discretion, consider appointing an investigator or investigation team internally and/or external parties for the purpose of investigation.

As part of our investigations of certain whistleblower and other allegations against certain directors, officers, former officers and directors and employees, we identified certain unethical and unauthorized conduct by former officers, directors and employees. For information regarding certain whistleblower and other allegations against certain directors, officers, former officers and directors and employees of the Company, see “ - We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, which may adversely affect investor confidence.”

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, which may adversely affect investor confidence.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its financial statements that could not be prevented or detected on a timely basis.

Management have identified material weaknesses in internal control over financial reporting as of March 31, 2022. This caused us to fail to meet our periodic reporting obligations which in turn caused our shares suspended from trading on the NYSE.

Management determined that internal controls over financial reporting were ineffective due to inadequacy of certain review controls including control failures in financial statement closing procedures, controls pertaining to capitalization, vendor selection process, land acquisition, documentation on testing of control attributes and completeness and accuracy of reports used including inadequate consideration in designing of risk and controls matrices.

Management, under the supervision of the Company’s Audit and Risk Committee, has initiated remediation actions focused on improving the Group’s internal control and compliance environment to address the control deficiencies that led to material weaknesses. Management is taking support from external consultants while performing this remediation exercise.

Management will monitor the effectiveness of remediation plans and will make changes as appropriate. If we fail to develop and maintain an effective system of internal controls over financial reporting or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, which may adversely affect investor confidence.

We did not timely file our annual reports on Form 20-F for Fiscal 2022 and Fiscal 2023. In accordance with SEC rules, we are now unable to file new Form F-3 registration statements (including shelf registration statements) for 12 months which may limit our financing options.

We did not file our annual reports on Form 20-F for Fiscal 2022 and Fiscal 2023 by the time provided by SEC rules. In accordance with SEC rules, we are now unable to file new Form F-3 registration statements (including shelf registration statements) until such time we have timely filed all required SEC reports for 12 calendar months. Our inability to use Form F-3 registration statements (including shelf registration statements) may make it more difficult to raise funds in United States and may make our fundraising activities more expensive. In addition, our failure to meet our SEC and NYSE filing obligations has led to the delisting of our shares on the NYSE, see “Risk Factors - The NYSE has notified us of its intention to delist our shares due to our failure to timely file our periodic reports in violation of their listing rules.”

Our auditors have resigned as our auditors and as auditors of the subsidiaries for which they acted as statutory auditor.

On July 10, 2023, S.R. Batliboi & Co. LLP (“SRB”), member firm of Ernst and Young Global Limited, resigned as our independent registered public accounting firm and the auditor of the subsidiary companies of Azure Power India Private

Limited. SRB stated that because they did not receive information that they requested to complete their audit work inclusive of our March 31, 2022 draft financial statements, US annual filing, associated books and records, and our conclusions and representations on the impact of the whistle blower complaints, it was not possible for them to complete the audit of the financial statements within the necessary timeline. During our two most recent fiscal years, Fiscal 2022 and Fiscal 2023, and subsequent interim period prior to resignation of SRB, except for information outstanding as mentioned above, we did not have disagreements with SRB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SRB, would have caused SRB to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years. On September 5, 2023, SRB and Ernst & Young Mauritius resigned as our auditors and as the auditors of Azure Power Energy Limited and Azure Power Solar Energy Private Limited. These resignations may generate negative publicity, cause investors to lose confidence in our financial reporting, and our share price may decline as a result.

As a “foreign private issuer”, we are permitted to, and it will, follow certain home country corporate governance practices which may afford less protection to holders of our shares.

As a “foreign private issuer”, we are permitted to follow certain home country corporate governance practices. As a company incorporated in Mauritius and with securities registered with the SEC, we may follow our home country practice with respect to the composition of its Board of Directors and executive sessions and composition of our compensation committee and our nominating and corporate governance committee. The corporate governance practice and requirements in Mauritius do not require us to have the majority of its Board of Directors be independent or to hold regular executive sessions where only independent directors shall be present. In addition, Mauritius law does not require our compensation committee or our nominating and corporate governance committee to be comprised of only independent directors. Such Mauritian home country practices may afford less protection to holders of our shares than would be available to the shareholders of a U.S. corporation.

Procurement, Supply Chain and Construction Risks

We may incur unexpected cost overruns and expenses if the suppliers of components in our solar/wind projects delay or fail to deliver solar modules, solar cells and other components or equipment for any reason.

We enter into contracts with our suppliers to supply solar modules, solar cells and other components or equipment for our solar and wind projects. If our suppliers do not perform their obligations, we may need to enter into new contracts with other suppliers at a higher cost or may suffer schedule disruptions. In addition, our suppliers may have difficulty fulfilling our orders and incur delivery delays, or charge us higher prices, higher up-front payments and deposits, which would result in higher-than-expected prices or less favorable payment terms to develop our projects. Delays in the delivery of ordered components and equipment for our solar and wind projects could delay the completion of our under-construction projects. In addition, our relationship with our suppliers may worsen or lead to disagreements or litigation which could materially and adversely affect our business, results of operations, financial condition and cash flows. Any such delays or disruptions could materially and adversely affect our business, results of operations, financial condition and cash flows and thus affect the value of our shares.

Our construction activities may be subject to cost overruns or delays which may adversely affect our business, results of operations, financial condition and cash flows.

Construction of our solar, wind and other renewable energy projects may be adversely affected by circumstances outside of our control, including inclement weather, adverse geological and environmental conditions, failure to receive regulatory approvals on schedule or third-party delays in providing supplies and other materials. Changes in project plans or designs, or defective or late execution may increase our costs from our initial estimates and cause delays. Increases in the prices of our components and equipment may increase procurement costs. There can be no assurance that the prices of components and equipment required for our power projects that are presently contracted and under construction will not change, which may cause the economic returns available from these projects to differ from our initial projections. Any fluctuations in prices of our components or raw materials materially and adversely affect our business, results of operations, financial condition and cash flows. If we experience unexpected increases in procurement costs, our forecasted revenues and cash flows could be materially adversely affected.

Labor shortages, work stoppages, labor disputes or disruptions in transportation bringing in labor for projects also can significantly delay a project, increase our costs or cause us to breach our performance guarantees under our PPAs, particularly because strikes and labor transportation disruptions are not considered a force majeure event under many of our PPAs. Moreover, local political changes and delays, for instance, caused by state and local elections, as well as demonstrations or protests by local communities and special interest groups could result in, or contribute to, project time and cost overruns for us.

In addition, we sometimes utilize and rely on third-party sub-contractors to construct and install portions of our renewable energy projects. If our subcontractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party subcontractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns.

We may not be able to recover any of these losses in connection with construction cost overruns or delays.

Any such contingencies that could lead us to fail to generate our expected return from our solar and other renewable energy projects and could materially and adversely affect our business, results of operations, financial condition and cash flows.

We face risks and uncertainties when developing our projects.

The development and construction of our projects (including wind, solar, hydro, transmission, manufacturing, etc.) involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine that a project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other matters. Success in developing a project depends on many factors, including:

●	accurately assessing resources availability at levels deemed acceptable for project development and operations;
●	fluctuations in foreign exchange and inflation rates impacting equipment and supplier costs;
●	fluctuations in the cost and availability of raw materials and purchased components;
●	receiving critical components and equipment (that meet our design specifications) on schedule and on acceptable commercial terms;
●	securing necessary project approvals, licenses and permits in a timely manner;

●	securing appropriate land, with satisfactory land use permits, on reasonable terms;
●	availability of adequate grid infrastructure and obtaining rights to interconnect the project to the grid or to transmit energy;
●	obtaining financing on competitive terms;
●	completing construction on schedule without any unforeseeable delays; and
●	entering into PPAs or other offtake arrangements on acceptable terms.

Generally, our PPAs require that we bring our projects to commercial operation by a certain date. There may be delays or unexpected difficulties in completing our projects as a result of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. Further, the majority of our PPAs provide for a reduction of tariff if we fail to commission a project by the scheduled commission date. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other penalties, including paying liquidated damages for delay in commissioning of projects or granting the off-taker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective off-taker, as agreed under the respective PPA and/or transmission agreements. If we experience such problems, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Our in-house procurement and construction operations expose us to certain risks.

We undertake in-house procurement and construction operations for our solar and wind projects, which exposes us to certain risks that would ordinarily be borne by third parties. For example, entering into third-party engineering, procurement and construction (“EPC”) contracts on the basis of fixed price contracts would insulate us from adverse price fluctuations for the equipment and materials we use for constructing solar and wind projects. As a result, we are exposed to construction cost risks that could be caused by various factors, including:

●	increases in the price and availability of land, labor, equipment and materials;
●	inaccuracies of drawings and technical information;

●	delays in the delivery of equipment and materials to project sites;
●	unanticipated increases in equipment, material and land costs;
●	delays caused by local and seasonal weather conditions; and
●	any other unforeseen design and engineering issues, or physical, site and geological conditions that may result in delays.

Additionally, we are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, we cannot assure that we will be successful with any warranty claims against our suppliers. If our procurement and construction operations are insufficient, we may incur additional costs in engaging third party service providers to undertake our procurement and construction activities or experience significant delays or disruption of our operations. We also enter into solar and wind energy project contracts on a business-to-business basis under which we are responsible for designing, constructing and installing and maintaining these projects. Any delay, default, malfunctioning or unsatisfactory performance by our in-house teams could result in significant losses, damage our reputation and expose us to claims which we may not be able to recover from any third party, and therefore, adversely affect our business, results of operations, financial condition and cash flows. The construction projects are capital intensive, requires significant time and are subject to delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results. Such potential events include shortages and late delivery of building materials and facility equipment, installation, commissioning and qualification of equipment, labor disputes, delays or failure in securing the necessary governmental approvals, building sites or land use rights, and other changes to plans necessitated by changes in market conditions. Such delays could adversely affect our business, results of operations, financial condition and cash flows.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business.

The design, construction and operation of our solar and other renewable energy projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There is no certainty that all permits required for a given project will be granted on time or at all. If we fail to obtain or renew such licenses, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business, results of operations, financial condition and cash flows. There is also no certainty that relevant government authorities will not take any action in the future which may expose us to penalties or have a material adverse impact on our operations. We are also exposed to changes in the legal and regulatory environment in which we operate, including changing taxes and tariffs and data privacy and protection laws which could, increase our operating costs, or result in litigation or regulatory action.

There are substantial delay between making significant upfront investments in our solar and other renewable energy projects and receiving revenue.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar or other renewable energy projects and the date on which we begin to recognize revenue from the sale of electricity generated by such projects. Our initial investments include, legal, accounting and other third-party fees, costs associated with project analysis and feasibility study, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, balance of system costs or other payments, which may be non-refundable. Our projects may not be fully monetized for 25 years given the average length of our PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution, international lenders and bank loans to pay for costs and expenses incurred during project development. Solar and other renewable energy projects generate revenue only after becoming commercially operational and starting to sell electricity to the power grid through off takers. Between our initial investment in the development of solar projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, pandemics, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all of the permits as anticipated and permits that were obtained may expire or become ineffective, any of which may delay construction or commercial operation. Further, we may not be able to obtain project level financing as anticipated, which may delay or halt construction of a particular project. Any such delays, could put materially and adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Retention of Management and Key Employees

The loss of our senior management or key employees may adversely affect our ability to conduct our business.

We depend on our management team, and the loss of any key executives could negatively impact our business. We have had successive changes in our senior management in 2022 and 2023 in the CEO, CFO and COO positions, which has created internal disruption, adversely affected our operations and strategy implementation and attracted negative publicity. In addition, on October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Mr. M.S Unnikrishnan became the Chairman of the Board of the Company.

There can be no assurance that our competitors will not offer better compensation packages, incentives and other perquisites to such skilled personnel. In the event that we are not able to attract and retain talented employees as required for conducting our business, or if we experience high attrition levels which are largely out of our control, or if we are unable to motivate and retain existing employees, our business, results of operations, financial condition and cash flows may be adversely affected. In addition, an inability to attract and retain sufficient technical and managerial personnel could limit our ability to manage and complete our projects on schedule and within budget, which may adversely affect our business and strategy implementation.

The loss of the services of our key personnel or our inability to recruit or train a sufficient number of experienced personnel or our inability to manage the attrition levels in different employee categories may have an adverse effect on our business, results of operations, financial condition and cash flows. Further, if we cannot hire additional qualified personnel or retain them, our ability to expand our business may be impacted. As we expand operations by constructing new renewable energy projects, we will need to continue to attract and retain experienced management, operations and project construction personnel. We may also be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting suitable employees.

Offtaker risks related to compliance with the terms of PPAs, delay in payments, and LOAs cancelled

Counterparties to our PPAs may not fulfill their obligations which could materially and adversely affect our business, results of operations, financial condition and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. If the counterparties to our PPAs do not fulfill their obligations our business, results of operations, financial condition and cash flows could be materially and adversely affected. Our counterparties to our PPAs may become subject to financial stress, insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be disputes raised by the counterparties to the amounts invoiced, or delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability to collect when assessing the counterparties’ creditworthiness. The Governmental entities to which we sell power generally may not have credit ratings for us to consider, and many of the state governments in India, if rated, would likely rate lower than the Indian government. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

In addition, our PPA customers may, for any reason, become unable or unwilling to fulfil their related contractual obligations, refuse to accept delivery of power delivered thereunder or otherwise terminate such agreements prior to the expiration thereof. If such events occur, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

There are a limited number of strong credit purchasers of utility scale quantities of electricity which exposes us to risk of LOA cancellations, and our utility scale projects to risk.

Typically we derive approximately 70% of our revenue from our top five customers. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state-run utilities. For instance, for projects established pursuant to the NSM, solar project developers are required to enter into PPAs with specified implementation agencies (who in turn sell power to Discoms). As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to (1) negotiate favorable terms under new PPAs, and (2) execute PPA for the projects for which we have won and have received LOAs.

Furthermore, if the financial condition of these utilities and/or power purchasers deteriorate or the NSM or other solar policy to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our renewable energy plants could be negatively impacted. Consequently, it is difficult to identify new customers, and our inability to retain existing customers and identify new customers can adversely affect our business.

Power Generation Risks

Any constraints in the availability of the electricity grid, including our inability to obtain access to transmission lines in a timely and cost-efficient manner could adversely affect our business.

Delivering power to our power purchasing customers is our responsibility. We generally rely on transmission lines and other transmission and distribution facilities that are owned and operated by transmission or distribution utilities. Where we do not have access to available transmission and distribution networks, we may engage contractors to build transmission lines and other related infrastructure. In such a case, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, such as the ability to obtain right of way from landowners for the construction of our transmission lines, which may delay and increase the costs of our projects and, thereby, adversely affect our business, results of operations, financial condition and cash flows.

In addition, India’s physical infrastructure, including its electricity grid, is less robust than that of many developed countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed. We may have to stop producing electricity during the period when electricity cannot be transmitted. Such events could reduce the net power generation of our projects from estimated power generation. If construction of renewable energy projects outpaces transmission capacity of electricity grids, we may be dependent on the construction and upgrade of grid infrastructure by the transmission utilities. We cannot assure that the relevant transmission utilities will develop required transmission infrastructure in timely manner, or at all. The curtailment of our power projects’ output levels will reduce our electricity output and limit operational efficiencies, which in turn could adversely affect our business, results of operations, financial condition and cash flows.

Maintenance and expansion of power generation facilities involve significant risks that could result in reduced power generation and financial results.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels and reduce our revenues as a result of generating and selling less power. Degradation of the performance of our projects beyond levels provided for in the related PPAs may also reduce our revenues. Our plants may be adversely affected by storms, high winds or flooding, lower solar insolation resulting in damage and loss of revenue. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability, especially because our tariff is fixed in the PPAs, and we may not be able to pass through any unexpected costs in relation to the projects to our customers. Furthermore, we are not able to mitigate such project risks by shifting some or all of the risk to a third-party Engineering, Procurement and Construction or Operations and Maintenance contractor since we provide most of these services in-house. Due to this, our maintenance and power generation facilities may be negatively resulting in reduced power generation and adverse impact on financial results. This impact we may not be able to recover through insurance. If the situation worsens there could be a further adverse impact on our revenues. Further, changes in technology may require us to make additional capital expenditures to upgrade our facilities. The development and implementation of such technology entails technical and business risks and additional costs of implementation.

Changes in the political, fiscal or regulatory environment in India.

A substantial portion of our business and operations are located in India, and we are subject to regulatory, economic, social and political uncertainties in India.

Our business and our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India. An election or a new administration in India or in any of the states could result in uncertainty in the renewable energy market, which could harm our operations.

India has a mixed economy with a large public sector and an extensively regulated private sector. The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and there is no assurance that such liberalization policies will continue. The GoI in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, determined the allocation to businesses of raw materials and foreign exchange and reversed their policies of economic liberalization. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be adversely affected by such developments. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on our business, results of operations, financial condition and cash flows.

Notwithstanding the Reserve Bank of India’s policy initiatives, the course of market interest rates continues to be uncertain due to high inflation, the increase in the fiscal deficit and the GoI’s borrowing program. Any continued or future inflation because of increases in prices of commodities such as crude oil or otherwise, may result in a tightening of monetary policy and could materially and adversely affect our business, results of operations, financial condition and cash flows. Any increase in interest rates or reduction in liquidity could adversely impact our business.

Further, as per the Electricity Act, the state distribution companies in India are required to procure minimum prescribed energy from renewable energy sources in the form of renewable purchase obligation. However, in the past, most of the states have been in non-compliance with the obligation to purchase such minimum amount of energy produced from renewable energy sources, on account of low penalties currently associated with such non-compliance. Accordingly, there may be an adverse impact on our profitability due to resultant lower procurement of renewable energy.

Our long-term growth is also dependent upon the targets set by the GoI for renewable energy. Any change in the present government, a reduction in the targets set by the GoI for renewable energy or a failure to meet the GoI’s targeted installed capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long-term business objectives, targets and goals.

The regulatory and policy environment affecting the renewable energy sector in India impacts our business.

The regulatory and policy environment in which we operate is evolving and subject to periodic change, and our business, results of operations, financial condition and cash flows could be adversely affected by any unfavorable changes in or interpretations of existing laws, or implementation of new laws. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our business currently or in the future.

Our business, results of operation and financial performance could be adversely affected by any change in laws or interpretation of existing, or the promulgation of, laws, rules and regulations applicable to us. There can be no assurance that the GoI will not implement new regulations and policies which will require us to obtain additional approvals and licenses from the government and other regulatory bodies or impose onerous requirements and conditions on our operations, which could result in increased compliance costs as well as divert significant management time and other resources.

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The GoI and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favorable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly solar and wind energy, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects.

We also benefit from a number of other government incentives, including; preferential charges on transmission,

wheeling and banking facilities; generation-based incentives schemes for certain wind power assets; tax holidays; and availability of accelerated depreciation for wind and solar power assets. There is no assurance that the GoI and state governments will continue to provide incentives and allow favorable policies to be applicable to us, and these incentives may be available for limited period.

Changes to government policies curtailing renewable energy generation may adversely affect our business. If governmental authorities stop supporting, or reduce or eliminate their support for, the development of renewable energy projects, it may become more difficult to obtain financing, our economic return on certain projects may be reduced and its financing costs may increase. A delay or failure by governmental authorities to administer incentive programs in a timely and efficient manner could also adversely affect our ability to obtain financing for its projects. These may, in turn, materially and adversely affect business, results of operations, financial condition and cash flows.

Duties on solar equipment imports increase our costs and adversely impact our performance.

The Indian government imposes duties on various solar equipment and devices that are key to our business, and such duties are subject to frequent change. These duties can greatly increase our project costs. To the extent we are unable to pass on the impact of such duties to our off takers under any of our PPAs, our business, results of operations, financial condition and cash flows will be adversely affected.

Foreign investment laws in India include certain restrictions, which may affect our future assets sales, acquisitions or investments in India.

India regulates ownership of Indian companies by non-residents, and although many restrictions on foreign investment have been relaxed in recent years others, such as investments from countries bordering India, have been subject to more regulation. Pursuant to the Consolidated Foreign Direct Investment Policy, 2020 (the “FDI Policy”), investments can be made by non-residents in Indian companies to the extent of the percentage of the total capital of the Indian company specified in the FDI Policy. At present, the FDI Policy permits 100% foreign direct investment in Indian companies engaged in the power sector. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended from time to time, in relation to pricing and valuation of such shares and certain reporting requirements for such transactions specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions specified by the Reserve Bank of India, the prior approval of the Reserve Bank of India will be required before any such transfer may be consummated. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

For example, under the FDI policy, the Indian government provides additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all of APIPL’s and AZR’s shares are directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by APIPL or AZR into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the FDI policy. In addition, there may be investors who may not be able to buy assets we wish to sell in future. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. To the extent these guidelines become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

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

Our Indian subsidiaries are subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit our financing sources and hence could constrain our ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, we cannot assure you that the required approvals will be granted to us without onerous conditions, or at all. Limitations on raising foreign debt may adversely affect our business, results of operations, financial condition and cash flows.

We are subject to various labor laws, regulations and standards in India. Non-compliance with and changes in such laws may adversely affect our business, results of operations, financial condition and cash flows.

We are required to comply with various labor and industrial laws in India. Moreover, new laws are anticipated, which, when implemented, will introduce several new changes, such as introducing a single registration and license for Indian companies, increasing threshold for applicability of certain laws for factories, increase in threshold for engaging contract workers, and government approval for retrenchment (termination) of workers. There is no assurance that our costs of complying with current and future labor laws and other regulations will not adversely affect our business, results of operations, financial condition and cash flows. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines and may lead us to stop operations which could have an adverse impact on our operations.

Changes in the taxation system in India could adversely affect our business.

Our operations, profitability and cash flows could be adversely affected by any unfavorable changes in central and state-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including income tax, goods and service tax, (“GST”) in India, or by any unfavorable interpretation taken by the relevant taxation authorities and/or courts and tribunals in India. For example, the GoI levied GST on renewable energy devices as well as on service of construction for solar power plant and wind operated electricity generators. Such income tax rules are subject to change, and any current tax benefits may not be available in the future. Any amendments to Indian tax laws could adversely affect our business, results of operations, financial condition and cash flows.

Health, Safety and Environmental Risks

Our operations have inherent safety risks and hazards that require continuous oversight and substantial insurances coverage.

Construction and generation of power from solar power generation facilities and plants involves inherent safety risks and hazards which must be identified and mitigated. Power generation involves hazardous activities, including high voltages in key equipment and delivering electricity to transmission and distribution systems. Natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure also are inherent risks in our operations. These and other hazards can cause personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. We maintain insurance protection that we consider adequate, but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could materially and adversely affect our business, results of operations, financial condition and cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could materially and adversely affect our business, results of operations, financial condition and cash flows.

As part of our investigation of the whistle-blower complaint in May 2022, we discovered deviations from safety and quality norms at one of our project sites. Although no loss time injury or fatality at this site occurred, we implemented mechanisms to remediate the problems identified and in so doing strengthen safety and quality protocols. We also undertook audits at other sites which were under direct supervision of similar personnel and confirmed that the deviation from safety and quality norms and was limited to only one project site. We have now formalized and implemented a “Safety consequence management policy” that establishes individual accountability for deviation from the company’s safety management system.

Our operations are subject to governmental, health, safety and environmental regulations, and we may have to incur material costs to comply with these regulations.

The power generation business in India is subject to a broad range of environmental, social (including labor), health, safety and other laws and regulations. These laws and regulations require us to obtain and maintain a number of approvals, licenses, registrations and permits for developing and operating power projects. Additionally, we may need to apply for more approvals in the future, including renewal of approvals that may expire from time to time. Furthermore, our government approvals and licenses are subject to numerous conditions, some of which are onerous and require us to make substantial expenditure. We may incur material costs, including clean up or remediation costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of any violations of or liabilities under environmental or health and safety laws or noncompliance with permits and approvals, which, as a result, may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

Environmental laws and regulations in India have become and continue to be more stringent, and the scope and extent of new environmental regulations, including their effect on our operations, cannot be predicted with any certainty. In case of any change in environmental or pollution regulations, we may be required to invest in, among other things, environmental monitoring, pollution control equipment, and emissions management and other expenditure to comply with environmental standards. Any failure on our part to comply with future regulations applicable to us may result in legal proceedings, including public interest litigation, being commenced against us, third party claims or the levy of regulatory fines.

We currently fall under an exemption granted to solar photovoltaic projects that exempts us from complying with the Environment Impact Assessment Notification, 2006, issued under the Environment (Protection) Act, 1986. While we are not required to obtain consents under the Water (Prevention and Control of Pollution) Act, 1974, Air (Prevention and Control of Pollution) Act, 1981 and the Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2016, E-waste Management Rules 2016, and certain procedural requirements, such as informing the Pollution Control Board, exists. However, there can be no assurance that we will not be subject to any such consent requirements in the future, and that we will be able to obtain and maintain such consents or clearances in a timely manner, or at all, or that we will not become subject to any regulatory action on account of not having obtained or renewed such clearances in any past periods. Non-compliance witch such environmental and other similar laws and regulations will have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

Competition Risks

We may not be ability to acquire rights to develop and generate power from new solar projects through the competitive bidding process.

We acquire the rights to develop and generate power from new projects through a competitive bidding process, in which we compete for project awards based primarily on pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, availability of land, financing capabilities and track record. The bidding processes are affected by factors which may be beyond our control, such as market conditions or government incentive programs. If we misjudge our competitiveness when submitting our bids or if we fail to lower our costs to submit competitive bids, we may not acquire the rights on new renewable energy projects. Furthermore, we make assumptions with respect to prices for system components and raw materials, and if prices for system components and raw materials are greater than our assumed prices, our project economics may be adversely affected and the project for which we bid may not remain economically viable.

In addition, rules of the auction process may change. Each state in India has its own regulatory framework and states have their own renewable energy policy. The rules governing the various regional power markets may change from time to time, in some cases, in a way that is contrary to our interests and adverse to our financial returns. For example, most national auctions currently use the reverse auction structure, in which several winners take part in the same project. There can be no assurance that the central and state governments will continue to allow us to utilize such bidding structures and any shift away from the current structures, such as to a Dutch auction, could increase the competition and adversely affect our business, results of operations, financial condition and cash flows.

For information on the risk of not executing PPAs in respect of our 4,000 MWs manufacturing linked tender, see “Risk Factors –We may not be able to sign PPAs for balance capacity of 967 MWs in respect of the 4,000 MWs manufacturing linked tender for which letter of award has already been received”.

We face significant competition from traditional and renewable energy companies.

We face significant competition in the markets in which we operate. Our primary competitors are Indian and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity through captive power projects. These and other similar future reforms do and will provide opportunities for increased private sector participation in power generation.

Furthermore, our competitors may have greater operational, financial, technical, management or other resources to achieve better economies of scale and lower cost of capital, allowing them to bid in the same auction at more competitive rates. Our competitors may also have a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house EPC and O&M capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. In addition, some of our competitors have developed their own internal solar panel manufacturing capabilities. As the renewable energy industry grows and evolves, we may also face new competitors who are not currently in the market. In addition, we face competition from developers of other renewable energy facilities, including biomass, and nuclear, as well as other forms of renewable electricity generation like hydrogen. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the Indian government elects to further strengthen its support of such renewable energy sources. Any increase in competition during the bidding process or reduction in our competitive capabilities could materially and adversely affect our market share and the profit that we generate from our projects.

IT and cyber security risks

Weaknesses, disruptions, failures or cyber security events in our IT systems could adversely impact our business.

We rely on IT systems in connection with financial controls, risk management and transaction processing as well as to manage our power projects. We may be subject to disruptions of our IT systems, arising from events that are wholly or partially beyond our control (for example, damage or incapacitation by human error, natural disasters, electrical or telecommunication outages, sabotage, computer viruses, or loss of support services from third parties such as internet backbone providers). Although we have not experienced material incidents in the past, we may in the future experience incidents of system failures, cyber-attacks and frauds, hacking, phishing, trojans and theft of data or other types of cyber security attacks or incidents that have a material adverse effect on our business, results of operations, financial condition and cash flows. In the event we experience systems interruptions, errors, downtime, incidents of hacking, phishing, or breaches of our data security systems, this may give rise to deterioration in customer service and loss or liability to us and it may materially and adversely affect our reputation, business, results of operations, financial condition and cash flows. Such cyber security events could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.

Risks related to project land and the acquisition of land

We may not be able to find suitable sites for the development of renewable energy projects.

Our ability to realize our business and growth plans is dependent on our ability to develop and secure rights to sites suitable for the development of projects. Suitable sites are determined on the basis of cost, wind, solar and hydro resource levels, topography, grid connection infrastructure and other relevant factors, which may not be available in all areas. Further, wind, solar and hydro energy projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with adequate evacuation and transmission infrastructure, including right of way. Solar energy and transmission infrastructure projects also require sufficient contiguous land for development, which may be difficult to procure on suitable terms. Some locations used for evacuation and transmission facilities are not owned by us and are located on land owned by third parties. Land used for our projects is subject to other third-party rights such as rights of passage and rights to place cables and other equipment on the properties, which may interfere with our right to use the land and ultimately impair our operations.

Any failure by us to secure suitable sites may materially impact the development of a project and may also result in non-compliance with related conditions under project agreements. If this occurs across a number of our projects, our business and prospects could be materially and adversely affected.

Land title in India can be uncertain, and it may be subject to onerous conditions which may restrict its use.

There is no central title registry for real property in India, and the documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and in local languages and, while digitization is proceeding in many states, have historically been updated manually through physical records. Therefore, property records may not be available online for inspection or updated in a timely manner, may be illegible, untraceable, incomplete or inaccurate in certain respects, or may have been kept in poor condition, which may impede title investigations or our ability to rely on such property records. In addition, there may be a discrepancy between the duration of the principal lease under different orders issued by state governments in respect of a particular parcel of revenue land. Furthermore, title to land in India is often fragmented, and in many cases, land may have multiple owners. Title may also suffer from irregularities, such as non-execution or non-registration of conveyance deeds and inadequate stamping, pending or on-going litigation and may be subjected to encumbrances of which we are unaware. In some cases, owners and those traditionally occupying or using land may differ. Any defects in, or irregularities of, title may result in a loss of development or operating rights over the land, which may prejudice the success of our power projects and require us to write off substantial expenditures in respect of our power projects.

As part of our investigation into whistle-blower complaints, we identified significant control issues in our process of acquiring land and land use rights for one of our projects. For further information, see “- We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities”.

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

Additionally, the power projects that we may develop or acquire in the future may be located on land that may be subject to onerous conditions under the lease agreements through which we acquire rights to use such land and rights of way. Furthermore, the state government may exercise its rights of eminent domain, or compulsory acquisition in respect of land on which our projects are or will be located. Any of this may adversely affect our business, results of operations, financial condition and cash flows.

We do not own all the land on which we operate.

We lease some of the land that we utilize or intend to utilize for our projects, and we may be subject to conditions under the pertinent lease agreements. Such conditions typically include restrictions on leasehold interest or rights to use the land, continual operating requirements, and other obligations which include obtaining requisite approvals, payment of necessary statutory charges and giving preference to local workers for construction and maintenance. We are also exposed to the risk that these leases will not be extended or will be terminated by the relevant lessors. Some of our projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non -agriculturalists such as our Company and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority. In certain cases, the land leased for the development of renewable energy projects is obtained on a sub-lease. Such land may be subject to disputes on account of right of way, encroachment and other related issues.

The timeline for transfer of title to the land depends on the type of land on which the projects are located and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land may require an order from the relevant state land or revenue authority allowing such transfer or use. There is no certainty that the outstanding approvals would be received on time, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of the projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects. In the event that the relevant lessor do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and/or sub-leases and we may not be able to find an alternative location in the short term or at all. Consequently, our business, results of operations, financial condition and cash flows could be adversely affected.

Risks of Adverse Weather Events and Natural Calamities

The generation of electricity from solar and wind sources depends on suitable weather.

The electricity produced and revenues generated by our renewable energy projects are highly dependent on weather conditions and air pollution, which are beyond our control. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, subject to insurance policies in effect, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather, high levels of air pollution and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our assets and our ability to achieve certain performance guarantees pursuant to our PPAs, forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of renewable energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects. We guarantee the performance of our solar power plants and could suffer monetary consequences if our plants do not produce to our contracted levels.

We base our investment decisions with respect to each solar or wind project on the findings of related solar and wind studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies and therefore, our facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, results of operations, financial condition and cash flows.

Natural calamities could have a negative impact on the Indian economy and adversely affect our business.

India experienced natural calamities such as earthquakes, cyclone and floods in the past few years. We have experienced unusually heavy rainfall and consequent flooding at several of our plants in recent monsoons. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our projects and project teams are located, project development, operations, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, timely delivery of materials and labor availability may be affected. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be adversely affected by natural disasters in the future or that we will be able to obtain suitable insurance to cover such losses.

Contractual Risks Related to Our PPAs and Fixed Tariffs

We initiated a strategic review of all projects contracted and awarded in Fiscal 2022 by the Special Committee with respect to improper payment allegations and related compliance issues.

We are conducting an ongoing review of our projects under contract to consider their commercial and economic viability. We also have reviewed our projects including those under review by the Special Committee with respect to improper payment allegations and related compliance issues. For more information, see below “- We have conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Company. We have reported the allegations and our findings to the SEC and the Department of Justice and continue to cooperate with these authorities.”

In respect of our 2,333 MW projects in the state of Andhra Pradesh as part of its awarded 4,000 MW manufacturing linked projects, two Public Interest Litigations (“PILs”) were filed in the High Court of Andhra Pradesh in Fiscal 2022, challenging various aspects of the manufacturing linked tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up by Andhra Pradesh Discoms with SECI pursuant to the tender. The tariff adoption for the capacities by the Central Electricity Regulatory Commission is subject to the outcome of the PILs. We are not a party to the PILs, and the PILs currently are pending adjudication. As a result of these PILs and because the tariffs have been conditioned on the outcome of the PILs, we have not initiated project execution including land acquisition and procurement. Given uncertainties, we initiated discussions with SECI regarding the 2,333 MW projects and have requested that SECI work with us toward a resolution of the matter through reallocation of the capacity to another state, termination of the PPAs or other resolution. In a letter received in August 2023, SECI has requested that we comply with the provisions of our PPA with SECI. We continue to engage with SECI on this matter and look toward a fair resolution. If were unable to resolve the matter with SECI, we could face claims under our PPA with SECI, which could materially and adversely affect our business and subject us to damages or other liabilities that could adversely affect our results of operations and financial condition in future periods.

We may not be able to sign PPAs for balance capacity of 967 MWs in respect of the 4,000 MWs manufacturing linked tender for which letter of award has already been received.

In Fiscal 2020, we won a bid for 2,000 MWs manufacturing linked project with SECI, and we also elected to exercise a greenshoe option for an additional 2,000 MWs as per auction guidelines. During Fiscal 2022, we executed PPAs with SECI for an aggregate of 2,983 MWs out of 4,000 MWs and in January 2023 we executed a PPA for an additional 50 MWs. PPAs for the balance capacity of 967 MWs are still pending for execution with SECI. SECI has stated that they shall only be able to sign PPAs for the remaining 967 MWs, if they get Discoms to sign Power Sales Agreements for such un-mapped capacity. We will continue our discussions with SECI towards signing PPAs for the balance capacity of 967 MWs. In case we are unable to sign PPAs in respect of this capacity, it could adversely affect our prospects.

In addition, we may not be able to complete our 2,333 MWs manufacturing linked projects in Andhra Pradesh, see “Operating And Financial Review And Prospects - Projects under execution”.

The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.

Under a long-term PPA, we typically sell power generated from a power plant to central government owned intermediaries or state distribution companies, at pre-determined fixed tariffs. The terms of our PPAs are generally 25 years from the scheduled commissioning dates of the projects. Our PPAs are generally not subject to downward revisions unless we elect to utilize accelerated rate of depreciation or if there is a delay in commissioning our projects, although we have entered into contracts that provide for downward adjustments in the past and may do so in the future. Accordingly, if there is an industry-wide increase in tariffs or if we are seeking an extension of the term of the PPA, we will not be able to renegotiate the terms of the PPA to take advantage of the increased market tariffs. In addition, in the event of increased operational costs, we will not have the ability to reflect a corresponding increase in our tariffs. While some of our PPAs provide for tariff increase due to “change in law,” any such increase in tariff requires regulatory approvals which can be time consuming and expensive. We may face difficulties in recovering the costs (whether by tariff increases or litigation) through such corrective measures, from the respective state distribution companies/ authorities in a timely manner and may also face resistance from the regulators when we seek increases in tariffs. This may lead to disputes and impact our business, results of operations, financial condition and cash flows.

Further, any delay in commissioning the projects or supplying electricity during the term of the PPA may result in reduction in tariffs, based on the terms of the PPA. In some of our PPAs (specifically those executed with SECI), in the event of an early commissioning of the projects prior to the scheduled commissioning date, SECI has the right of first refusal, and may purchase the generated power, only with the consent of the buying utilities. In case of early part-commissioning of the project, the power if purchased, is only purchased at 75% of the tariff payable under the PPA, until the scheduled commissioning date. Similarly, any excess generation, over and above the maximum contracted energy defined in the PPA, would be subject to the consent of the buying utility and shall be purchased at 75% of the tariff otherwise payable under the PPA. Therefore, the prices at which we supply power may have little or no relationship with the costs incurred in generating power, which may lead to fluctuations in our margins. All the above factors limit our business flexibility, expose us to an increased risk of unforeseen business and industry changes and could adversely affect our business, results of operations, financial condition and cash flows.

Our PPAs may be terminated upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business, results of operations, financial condition and cash flows may be adversely affected. Our PPAs typically allow an offtaker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPAs. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time.

In instances of PPA termination where we are entitled to receive termination payments from a counterparty or distribution company due to such counterparty’s or distribution company’s material breach, there can be no certainty that such counterparty or distribution company will make such payments on time or at all. Further, it is unlikely that termination payments will be adequate to pay all the outstanding third-party debt that we have borrowed for the project.

Certain of our PPAs allow our offtakers to purchase the relevant project from us under certain circumstances. Some of the PPAs also entitle our lenders to appoint another party as the operator of our projects, under certain circumstances, such as the creation of security contravening the terms of the relevant PPAs, bankruptcy, insolvency or winding up proceedings against a power generator, or a change in control event without the lender’s consent. If any such third party is not appointed within the stipulated time, the PPAs may be terminated by the offtakers and we may be required to acquire the project on mutually agreed terms as per the relevant PPAs. If we are unable to acquire the project, the lenders may enforce their mortgage rights under the respective credit agreements. If such buy-outs or step-ins occur and we are unable to locate and acquire suitable replacement projects on time or at all, our business, results of operations, financial condition and cash flows may be materially and adversely affected.

Restriction in transfer of PPAs

Certain PPAs, particularly our PPAs executed with SECI, require us to retain the controlling shareholding (more than 50% of the voting rights and paid-up share capital) prevalent at the time of the signing of the PPA from one to three years after the commercial operation date (except with prior approval); however, transfer of controlling shareholding within the same group of companies is permitted with the permission of SECI after the commercial operation date, subject to the condition that the management control remains within the same group of companies. This effectively restricts our ability to generate revenues through sale of allotted projects, until after one to three years from the commercial operation date and can materially and adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Our Limited Operating History and Growth Strategy

Our limited operating history, especially with large-scale solar projects or managing such a large portfolio, may not serve as an adequate basis to judge our future performance.

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

As part of our strategy, we engage in acquisitions which involve a number of risks, that could adversely affect our ability to achieve the benefits and returns expected.

We are evaluating, and are in preliminary discussions with, sellers of renewable energy assets in India that would complement our current portfolio. Our strategy is to continue to build shareholder value, and we will evaluate acquisition opportunities that satisfy our criteria for value accretive returns acquisitions, some of which may be significant. Acquisitions, involve a number of risks, that could adversely affect our ability to achieve the benefits and returns expected and cause pour performance to suffer. These risks include:

●	lower than expected revenue from the acquired company or assets;

●	problems in integration of the acquired company’s accounting, human resources and other administrative systems, including management information, purchasing, accounting, finance, billing, payroll and benefits and regulatory compliance;
●	use of available cash, new borrowings or borrowings under existing credit facilities to consummate the acquisition may not yield targeted or desired benefits;
●	diversion of management’s attention from existing operations to the integration of acquired companies;
●	difficulties in the assimilation and retention of employees;
●	difficulties in the maintenance of customer relationships;
●	incurring significantly higher capital expenditures and operating expenses, which could substantially limit our operating or financial flexibility;

●	ongoing obligations under agreements related to the acquisition;
●	infringement claims, violation of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	inheritance of claims or liabilities, as a result of strategic acquisitions, including claims from DISCOMs, customers, or other third parties and potential adverse effects on our operating results.

Risks Related to Litigation and Legal Proceedings

We may become involved in costly and time-consuming litigation, arbitration and other regulatory proceedings, which require significant attention from our management.

We may, in the ordinary course of our business, become involved in litigation, administrative or arbitral proceedings. For example, we are, and may become subject to litigation against counter-parties to project agreements, additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, breach of module supply contracts, intellectual property rights, regulatory compliance, labor issues, environmental issues and ownership rights. Further, claims may be brought against due to employee and executive compensation related matters. These various claims may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

If we were found to be liable on any of the claims against us, we would incur a charge against earnings to the extent a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

For further information on ongoing claims, see Item 8.A. - “Consolidated Statements and Other Financial Information — Legal Proceedings”.

An action alleging violations of U.S. securities laws has been brought against our Company in the New York.

A class action lawsuit that was filed in the U.S. District Court for the Southern District of New York, case number 1:22-cv-07432, against our Company and certain of its current and former directors and officers alleging violations of U.S. securities laws. The lead plaintiff has filed a First Amended Complaint, and the court set a deadline for the lead plaintiff to file a Second Amended Complaint of 28 days after the date of filing this Form 20-F. The court also required that the parties provide it with a status update by October 31, 2023. The Company sees no merit in the claims asserted in the lawsuit and intends to defend the case vigorously.

External Risks Including the Global Economy, Unrest, Terrorism War, Downgrading of India’s Debt

Global economic conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, results of operations, financial condition and cash flows.

The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may adversely affect the market price of securities of companies located in other countries, including India. Adverse economic developments, such as rising fiscal or trade deficits, or a default on national debt, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices and events such as the COVID-19 pandemic and the war in Ukraine have impacted the macro-economic conditions. Further, worldwide financial instability could have an adverse impact on the Indian economy, including the adverse foreign exchange rates and higher interest rates. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, results of operations, financial condition and cash flows.

War, terrorist acts and other acts of violence involving India or other neighboring countries could adversely affect our operations.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business or consumer confidence and reduced investment, which could potentially lead to economic recession and adversely affect our business, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our shares. Further, our insurance policies for a certain part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business, results of operations, financial condition and cash flows.

India’s sovereign rating is Baa3 with a “stable” outlook (Moody’s), BBB- with a “stable” outlook (S&P) and BBB- with a “stable” outlook (Fitch). Any adverse revisions to India’s credit ratings by international rating agencies may adversely affect our ratings, terms on which it is able to finance capital expenditure or refinance any existing indebtedness. This could adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Our Corporate Structure, Control of our Business and Investments in Mauritius Companies

Our Company will have to rely principally on dividends and other distributions on equity paid by its operating subsidiaries and limitations on their ability to pay dividends to our Company could adversely impact your ability to receive dividends on our Company’s equity shares.

Since our Company cannot borrow from our Indian subsidiaries, dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for it to fund its operations including corporate expenses and taxes. Accordingly, our Company may need to issue additional equity or borrow funds, either of which may be unavailable on attractive terms, if at all.

If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As our key operating subsidiary, APIPL, is established in India, it is also subject to certain limitations with respect to dividend payments. As of the date of this annual report, APIPL has not paid any cash dividends on its shares and does not intend to pay dividends to its equity shareholders, including us, in the foreseeable future. Moreover, as we do not own 100% of APIPL, any dividend payment made by APIPL to us will also involve a payment to the other shareholders of APIPL. If we do not receive distributions or payments from APIPL, the liquidity, financial condition and our cash flows could be materially and adversely affected.

As a shareholder in our Company organized under the laws of Mauritius, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

Our Company is incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, being a holder of our Company’s shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Company’s constitution, which our Company adopted with effect upon completion of its public offering in October 2016, some of these differences may result in you having greater difficulties in protecting your interests as our Company’s shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Company’s Constitution, and the circumstances under which we may indemnify our Company’s directors and officers.

Anti-takeover provisions in our Company’s constitutional documents could make an acquisition of us more difficult and may prevent attempts by our Company’s shareholders to replace or remove our Company’s current management.

Provisions in our Company’s Constitution may have the effect of delaying or preventing a change in control or changes in our management, including the following provisions which may be regarded as defensive measures:

●	a staggered Board of Directors;
●	the ability to issue additional shares (including “blank check” preferred stock);
●	granting directors, the absolute discretion to decline to register a transfer of any shares;
●	requiring that amendments to our Company’s Constitution be approved by a special resolution of the shareholders of our Company; and
●	limiting the liability of, and providing indemnification to, our Company’s directors and officers.

These provisions may restrict or prevent any attempts by our Company’s shareholders to replace or remove our Company’s current management by making it more difficult for shareholders to replace members of our Company’s Board of Directors, which is responsible for appointing the members of our Company’s management team. The provisions could also deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of us and generally limit the market price of our Company’s shares.

Our Company’s largest shareholder owns 53.4% of our Company, as of September 30, 2023 and may exercise control of our Company.

As of March 31, 2022, our Company’s largest shareholder, CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”), owned 53.4% of our Company’s shares, and as of September 30, 2023, CDPQ Infrastructures owned 53.4% of our Company’s shares. CDPQ Infrastructures is a company organized and existing under the laws of Singapore and is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. Consequently, CDPQ Infrastructures has the ability to exercise control over our Company and may have the power to elect and remove the Directors and may determine the outcome proposals for corporate action requiring ordinary resolution of our Company’s equity shareholders. The interests of CDPQ Infrastructures may be different from our interests or the interests of other shareholders of our Company. As a result, CDPQ Infrastructures, may delay or defer or initiate a change of control of our Company or a change in our capital structure, delay or defer a merger, sale of assets, or consolidation, or delay or defer the payment of dividends, or delay or defer fresh capital raise, or seek to determine or direct the price at which new capital is raised. At present, CDPQ Infrastructures has three nominee Directors on our Company’s Board of Directors including our Chairman, M.S Unnikrishnan, Cyril Carbanes and Deepak Malhotra.

You may have difficulty enforcing judgments against our Company, our Company’s directors and management. Further, investors may not be able to enforce a judgment of a foreign court against our Indian subsidiaries, certain of our Company’s directors, or our key management, except by way of a suit in India on such judgment.

Our Company is incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiaries in India. All of our Company’s directors and officers reside outside the United

States, and all of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our Company or those persons, or to recover against our Company or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against our Company or our Company’s directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on our Company or our Company’s directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

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

All of our operating subsidiaries are incorporated under the laws of India. In addition, certain of our Company’s directors and substantially all of our director and officer reside in India, and all or a substantial portion of our assets and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Procedure Code, 1908 (the “Civil Code”) on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India.

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

Risks Related to Our Shares

Our Company does not expect to pay any cash dividends on our Company’s shares.

Our Company has not paid dividends on any of our Company’s shares to date and our Company currently intends to retain our future earnings, if any, to fund the development and growth of our Company’s business. As a result, capital appreciation, if any, of our Company’s shares are likely to be your sole source of gain for the foreseeable future. Consequently, you will likely only experience a gain from your investment in our Company’s shares if the price of our Company’s shares increases.

In addition, our Company’s ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends to U.S. holders may be negatively affected by foreign currency fluctuations. We may not generate sufficient income to cover our operating expenses and pay dividends to our Company’s shareholders, or at all. Our Company’s ability to pay dividends is restricted under our current financing agreements and dividends may be further restricted by financing arrangements that our Company may enter into in the future. Our Company’s future dividend policy will depend on our capital requirements, financing arrangements, results of operations, financial condition and cash flows.

There is no assurance of an active or liquid trading market for our Company’s shares.

Our Company’s shares have historically had low trading volumes and an active liquid trading market for our Company’s shares may not be maintained in the long term. Trading volumes have been further impacted by the delisting of our shares from the New York Stock Exchange and the trading of our Company’s shares on the over-the-counter (or OTC) “expert” market, where quotations are only directly available to broker dealers and professional investors (not to retail investors). See “ - The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares”.

We cannot be certain that any trading market for our Company’s shares will be sustained or that the present price will correspond to the future price at which our Company’s shares will trade. Loss of liquidity could increase the price volatility of our Company’s shares. Consequently, you may not be able to sell your shares at a price that is attractive to you.

The market price of our Company’s shares has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our shares has been volatile and is likely to continue to be volatile. Such volatility will likely be more pronounced due to the commencement of delisting proceedings by the NYSE in respect of our shares from the New York Stock Exchange and the trading of our shares on the over-the-counter “expert” market. See “ - The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares”.

Additional factors that could cause fluctuations in the market price of our Company’s shares include — trading volume, prices of other securities, market trends, growth of other comparable companies, changes in operating performance, sale of additional shares in the market by us or by other investors, coverage by security analysts, changes in financial estimates, failure to meet analyst or market expectations, press releases by us or our competitors, market speculations, changes in tax and other incentives, regulatory and policy changes, litigations, business acquisitions, changes in accounting standards and economic conditions.

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

These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, government shutdowns, interest rate changes, or international currency fluctuations, may cause the market price of our Company’s shares to decline.

Sales of a substantial number of our Company’s shares by our Company or our Company’s existing shareholders, could cause our Company’s share price to fall.

Sales of a substantial number of our shares in the public market by our Company or shareholders, or the perception that such sales might occur, could depress the market price of our Company’s shares and could impair our ability to raise capital through the issuance of additional equity securities of our Company. We are unable to predict the effect that these sales and others may have on the prevailing market price of our Company’s shares.

In addition, certain of our Company’s shareholders can require us to register shares owned by them for public sale in the United States. Our Company also has filed a registration statement to register our Company’s shares reserved for future issuance under our Company’s equity compensation plans. Subject to the satisfaction of applicable exercise periods and applicable volume and restrictions that apply to affiliates, our Company’s shares issued upon exercise of outstanding options will become available for immediate resale in the public market upon issuance.

Future sales of our Company’s shares by our existing shareholders may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Company’s shares to decline and make it more difficult for you to sell our Company’s shares.

Future issuances of any equity securities may cause a dilution in your shareholding, decrease the trading price of our equity shares, and restrictions agreed to as part of debt financing arrangements may place restrictions on our operations.

Any issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our equity shares. Our Company may issue equity or equity-linked securities in the future for a number of reasons, including to finance our working capital and operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. In the case where pre-emptive rights have been waived, the issuance of such additional securities may significantly dilute the equity interests of investors, subordinate the rights of holders of equity shares if preferred shares are issued with rights senior to those afforded to our Company’s equity shares, or harm prevailing market prices for our Company’s equity shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our shares adversely, our stock price and trading volume could decline.

The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. Since our delay in filing this Fiscal 2022 Form 20-F when due on July 31, 2022, some industry and securities analysts have ceased publishing research on us, and we may have lost visibility to the clients of such analysts. Further, if any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Tax Risks for Shareholders and Investors

You may be subject to Indian taxes on income arising through the sale of our shares.

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

However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above. The amendments also do not deal with the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements that India has entered into with countries such as the United States in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. If it is determined that these amendments apply to a holder of our shares, such holder could be liable to pay taxes in India on such income.

Our Company may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to certain U.S. investors of our Company’s shares.

Our Company believes that it was not a passive foreign investment company (“PFIC”) for our taxable year ending March 31, 2022 and that, based on the present composition of its income and assets and the manner in which it conducts its business, our Company will does not expect to be a PFIC in our Company’s current taxable year or in the foreseeable future. Whether our Company is a PFIC is a factual determination made annually, and our Company’s status could change depending, among other things, upon changes in the composition and amount of our gross income and the relative quarterly average value of its assets. If our Company was a PFIC for any taxable year in which you hold our Company’s shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our shares regardless of whether our Company continued to be a PFIC in any subsequent year, unless you mark your shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our Company’s status as a PFIC and the tax consequences to you of such status. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Status.”

If a United States person is treated as owning at least 10% of our Company’s shares, the holder may be required to include amounts in its U.S. taxable income even if our Company does not make distributions to its shareholders.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company’s shares, that person may be required to include certain amounts in its U.S. taxable income even if our Company make no distributions to our Company’s shareholders. A United States person that is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company’s shares may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our Group. As a result of tax legislation enacted in 2017, it is not certain under what circumstances our non-U.S. subsidiaries will be treated as controlled foreign corporations. However, because our Group includes a U.S. subsidiary, our non-U.S. subsidiaries could be treated as controlled foreign corporations with respect to any United States shareholders (regardless of whether or not our Company is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation in our Group would be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income,” and investments in United States property, if any, related to that controlled foreign corporation, regardless of whether our Company makes any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Because our Company does not maintain U.S. tax books and records, our Company does not expect to be able to furnish to any United States shareholders the information that may be necessary to comply with the shareholder’s reporting and taxpaying obligations under these rules. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our Company’s shares, including the possibility that the investor may be treated as a “United States shareholder” as a result of direct, indirect or constructive ownership of our Company’s shares.

VI. ADDITIONAL INFORMATION

A. Legal Proceedings

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

We have been involved in two arbitration proceedings concerning matters of executive compensation and stock purchase with a former chief executive officer. Our Company and our subsidiary, Azure Power India Private Limited, were respondents in arbitration proceedings initiated by our former Chairman, CEO and Managing Director of our Company, Mr. Inderpreet Singh Wadhwa (“IW”) and erstwhile COO Mr. H.S Wadhwa (“HSW”), in relation to the purchase price of the shares of IW’s and HSW’s in Azure Power India Private Limited before the Singapore International Arbitration Centre (SIAC). The arbitration has been concluded and the award has been issued in our favor. Subsequently, IW and HSW filed an appeal challenging the SIAC award on May 5, 2022, before the Singapore High Court. However, vide order dated June 29, 2022, the appeal filed by IW and HSW has been dismissed. Consequently, the Award in our favor has been upheld. We have filed a petition before the High Court of Delhi seeking enforcement of the Award. There is no adverse order passed by the Hon’ble High Court till date. This matter is next listed for hearing on November 20, 2023.

In addition, our Company and our subsidiary Azure Power India Private Limited were respondents to arbitration proceedings initiated by IW in relation to his transition agreement before the Mumbai Centre for International Arbitration (“MCIA”). The arbitration was decided in favor of IW, and we made payments as per the Award, without prejudice to our rights to challenge the said Award.

The Company received a favorable award in an arbitration proceeding initiated by it under the Arbitration and Conciliation Act, 1996, for its 5 MW project in Maharashtra against the off-taker, whereby the off-takers’ claims against the Company regarding open access charges and grid connectivity changes have been disallowed.

We were parties to an arbitration proceeding before Singapore International Arbitration Centre (“SIAC”) against one of the module suppliers whereby we claimed amongst others breach of module supply agreement. We have now amicably settled the dispute. The details of the settlement are confidential. However, if the settlement terms are not complied with, it could have an adverse impact on our cashflows.

Pursuant to the manufacturing linked tender of 4,000 MW, we have executed PPAs for a capacity of 2,333 MW with SECI, for which PSA has been executed with state of Andhra Pradesh. Two Public Interest Litigations (“PILs”) have been filed before the hon’ble High Court of Andhra Pradesh against the Ministry of Power, MNRE, SECI, Government of Andhra Pradesh, etc. seeking among others (i) quashing of Request for Selection dated June 25, 2019 (“RfS”) issued by SECI pursuant to which Azure was awarded the manufacturing linked project for 4,000 MW capacity, (ii) setting aside of the Letter of Award issued by SECI to Azure pursuant to the RfS, (iii) setting aside of Andhra Pradesh Electricity Regulatory Commission’s order (“APERC Order”) approving procurement of 7 GWs from SECI under the RfS (which includes capacity of 2,333 MW for which PPAs have been executed by us) and (iv) setting aside Central Electricity Regulatory Commission’s (“CERC”) order dated April 02, 2022 whereby tariff discovered under the RfS was adopted. CERC had passed an order dated April 02, 2022, adopting tariffs under the PPAs subject to the outcome of the PIL. The next date is October 18, 2023.

In the event the PILs are allowed, the same may result in cancellation of the Letter of Award and PPAs awarded to/ executed by Azure pursuant to the RfS. We cannot predict the outcome of these two PILs, however, if they are allowed this could have a material adverse impact on the Company.

The Company had bid and won 200 MW wind-solar hybrid capacity pursuant to a tender issued by Maharashtra State Electricity Distribution Company Limited (“MSEDCL”) in May 2021. MSEDCL filed a petition before Maharashtra Electricity Regulatory Commission (“MERC”) seeking adoption of competitively discovered tariff. MERC, however, rejected the petition and refused to adopt the tariff on the ground that the discovered tariff is not market aligned.

The Company had challenged MERC’s order by way of an appeal before APTEL seeking setting aside MERC’s said order on the ground that, it is not permissible to re-discover and re-determine tariff discovered under Section 63 of the

Electricity Act, 2003. Based on the decision of management we have withdrawn this appeal and the same has been allowed by APTEL by way of an order dated February 24, 2023.

In relation to our 300 MW Project (Rajasthan 9), we were granted a First time Charging (“FTC”) approval which was conditional and subject to providing availability of real time data, grid conditions and validity of safety clearance and the undertaking given by us. Subsequently, a Working Group Report, 2022 was introduced by CEA, whereby new requirements have been introduced. Post the issuance of the report, NRLDC has directed us to comply with such requirements by September 30th 2023, failing which the FTC/connectivity of the Project shall be revoked and the plant shall be disconnected. In relation to this, we have filed a petition before the Ld. CERC seeking extension of time for complying with the directions of NRLDC along with interim protection from disconnection from the Grid. The matter was last listed on October 10, 2023 whereby NRLDC made a specific submission that they did not initiate any action against Azure with regard to disconnection. Further the commission has directed CEA to set up a meeting with Azure and other developers for resolving the issue. The matter now listed for hearing on October 25, 2023.

In relation to the 2,000 MW (4 PPAs x 500 MW) Projects being set up by us in the state of Rajasthan, we have filed a petition before Ld. CERC seeking declaration that the Transmission Agreement for Connectivity (read with supplementary agreement) executed for availing transmission facilities stands frustrated for the reasons not attributable to us and discharge us from performance of obligations under the said agreement. We have also sought directions for no coercive actions against Azure including non-encashment of bank guarantee. The petition is presently pending and the next date of hearing will be intimated in due course.

In relation to our 10 MW project in Gujarat, Gujarat Urja Vikas Nigam Limited (“GUVNL”) had filed a petition before the Gujarat Electricity Regulatory Commission (“GERC”), seeking reduction in our PPA tariff from INR 12.51 KWh as determined by GERC under Section 62 of the Electricity Act, 2003 to INR 8.15 KWh. While GERC and the Appellate Tribunal for Electricity (“APTEL”) dismissed the claims made by GUVNL, an appeal filed by GUVNL against the order of APTEL is pending before the Supreme Court of India, which came up last for hearing on August 23, 2017, and is pending since then.

In relation to our 50 MW project in the State of Andhra Pradesh, the Government of AP (“GoAP”) followed by the AP distribution licensee (“Discom”) sought to reduce tariffs of our project (along with that of the other developers for solar and wind projects both) from the then PPA tariff of INR 5.89 per unit to INR 2.44 per unit. Azure and other developers filed a writ petition before the High Court at AP challenging this reduction, which was allowed by the Single Judge; however, the Single Judge allowed the Discom to approach the regulatory commission for seeking a reduction in tariff and directed payment to be made to the developers at the reduced rate of INR 2.44 per unit (in case of solar) in the interim. In an appeal, the Division Bench by way of judgment, dated March 15, 2022, set aside the order of the Single Judge to the extent it allowed payment at reduced tariff and the directions to approach the regulatory commission. The Division Bench further directed payments to be made at the PPA tariff within six weeks of date of the Division Bench’s judgment. As Discom failed to make the payments under the PPA, a contempt petition was filed by us. Although Discom has cleared the outstanding principal amount with some deficit, we are contesting the shortfall payment and non-payment of late payment surcharge in the contempt petition. The next date of hearing will be intimated in due course. The Discom had filed a special leave petition (“SLP”) before the Supreme Court challenging the judgment dated March 15, 2022, passed by the Division Bench of the High court of Andhra Pradesh. The SLP was dismissed by the Supreme Court by way of order dated January 02, 2023.The Discom has filed another SLP before the Supreme Court whereby they have challenged the Division Bench’s decision to dismiss the petition pending before the regulatory commission on reduction of tariff in case of a competitively bid project under Section 63 of the Electricity Act. If the Supreme Court allows this SLP it will have an adverse impact on us. The SLP is presently pending and the next date of hearing shall be intimated in due course. Further, other states might also violate binding contractual PPA tariffs following the unfavorable outcome.

A PIL had been initiated by certain individuals claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MOP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim.

We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on November 30, 2022, whereby directions have been passed to parties to ensure installation of bird diverters in the Priority Area and for them to be in compliance with quality standards issued by the Supreme Court Committee. The PIL is presently pending. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. If the modification application is dismissed, we might entail significant costs and delays. Based on evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

The Company had filed a petition before Andhra Pradesh Electricity Regulatory Commission (“APERC”) challenging deductions made by off-taker from the Company’s monthly invoices on the alleged ground of excess installation with respect to the Company’s 50 MW project in Andhra Pradesh. APERC disallowed the relief sought by the Company. The Company has challenged the aforesaid order before the higher forum and has received a stay of the APERC order.

In relation to our 30 MW project in the state of Chhattisgarh, the Revenue Department, Government of Chhattisgarh has issued demand notices under the Madhya Pradesh Electricity Duty Act, 1949 stating that we are liable to pay electricity duty on the electricity generated and supplied to the Chhattisgarh Discom. We have filed a petition before the High Court of Chhattisgarh challenging these demand notices. In the event the petition is not allowed we may have to pay the amount as per the demand raised and become liable to pay electricity duty on each unit of electricity generated and supplied. The petition will be listed in due course.

We have received demand notices by Tax Authorities in the state of Andhra Pradesh under the Andhra Pradesh Tax on Entry of Goods Act, 2001. This demand has been challenged by us by way of writ petitions before the High Court of Andhra Pradesh. In the event the petitions are not allowed we may have to submit the demand tax amount. The petitions are presently pending and the next date of the hearing will be intimated in due course.

Commissioning of our three projects in the state of Rajasthan (Rajasthan 6, Rajasthan 8 and Rajasthan 9) was delayed due to reasons beyond our control for which we were granted extension and accordingly the scheduled commercial operation date (“SCOD”) was revised. In furtherance of grant of extension, we had filed a petition before the Central Electricity Regulatory Commission (“CERC”) for declaration that we are not liable to pay transmission charges for the period of mismatch between the date of long-term access (“LTA”) operationalization and the revised SCOD of the projects and to pass directions for alignment of the LTA start date with revised SCODs of the projects and to not take any coercive actions in the interim. However, CERC decided the petition against us. We have filed an appeal challenging the order. The appeal is presently pending and the next date of hearing will be intimated in due course. In the event the appeal is disallowed, we may have to pay the transmission charges from the date of LTA operationalization.

In relation to our 130 MW project located in Rajasthan and supplying electricity to Maharashtra Discom a petition seeking change in law relief for increase in the effective tax rates under the GST laws from 5% to 8.9% (on gross consideration) on the Composite EPC Contracts with effect from January 1, 2019, it has been decided by the Maharashtra Electricity Regulatory Commission (“MERC”) in our favor whereby most of our claimed amount has been allowed. However, MSEDCL has filed an appeal before the Supreme Court challenging such allowance of our claim. The matter is pending. However, the parties are in discussion with respect to release of payments in terms of directions passed by MERC. In an another petition on the same matter, pertaining to our 100 MWs project in Karnataka has been decided in our favor by the Karnataka Electricity Regulatory Commission.

We have filed petitions before the CERC in relation to Rajasthan 6, Rajasthan 8 and Rajasthan 9 projects and before the Assam Electricity Regulatory Commission for Assam 1 project seeking reimbursement of the additional expenses incurred due to increase in the GST rate from 5% to 12% effective from October 1, 2021 on supply of Solar Power Generator. The petition filed before Assam Electricity Regulatory Commission was decided the petition by way of order dated January 27, 2023, whereby they have directed the parties to reconcile the claim amounts. In the petitions before the CERC orders have been reserved.

We have filed two petitions before the CERC in relation to Rajasthan 8 and Rajasthan 9 projects seeking reimbursement of increase in the rate of basic customs duty from 5% to 20% on the solar inverters being imported into India from February 02, 2021. These petitions are presently pending and next listed for hearing on November 10, 2023.

We had filed two petitions before the CERC in relation to Rajasthan 8 and Rajasthan 9 projects seeking reimbursement of imposed safeguard duty on import of Solar Cells whether or not assembled in modules or panels. The petitions have been decided in the Company’s favor by way of order dated January 20, 2023. However, one off-taker for the Rajasthan 8 project has filed an appeal before APTEL which is presently pending. However, no adverse order has been passed.

In connection with an extension of the date of commissioning of a 40 MWs project in Karnataka of one of our subsidiaries, the Karnataka Electricity Regulatory Commission (“KERC”) withdrew the extension granted by the distribution licensee on account of delay due to force majeure and reasons not attributable to us and directed it to enforce a reduced tariff and recover liquidated damages due to delay based on “actual commercial operation date”. Such directions of KERC were challenged in an appeal before the Appellate Tribunal for Electricity (“APTEL”). The appeal was decided in our favor whereby APTEL stated that we were entitled to payment at PPA Tariff. A subsequent appeal against the order dated August 12, 2021 has been filed by the distribution licensee before the Supreme Court and is presently pending. Similarly, we had a favorable order dated February 28, 2020 from APTEL in relation to another 50 MW project in Karnataka wherein it was held that the Company was entitled to full PPA tariff as against the reduced tariff which was being claimed as payable by the off-taker. Since the off-taker failed to comply with APTEL’s judgment, we filed an execution petition which is currently pending before APTEL. During the pendency of the execution petition, the parties are attempting to amicably settle the matter. The matter is listed for hearing on October 19, 2023.

We had filed a similar petition before KERC, whereby the off taker has reduced our tariff on grounds of delay in commissioning. The petition was decided in the Company’s favor by way of order dated January 04, 2023 whereby KERC has held that the Company is entitled to tariff as stipulated in the Power Purchase Agreement and has directed the off-taker to pay the differential outstanding amount, being the difference between contracted tariff and the reduced tariff.

A class action lawsuit that was filed in the U.S. District Court for the Southern District of New York, case number 1:22-cv-07432, against our Company and certain of its current and former directors and officers alleging violations of U.S. securities laws. The lead plaintiff has filed a First Amended Complaint, and the court set a deadline for the lead plaintiff to file a Second Amended Complaint of 28 days after the date of filing this Form 20-F. The court also required that the parties provide it with a status update by October 31, 2023. The Company sees no merit in the claims asserted in the lawsuit and intends to defend the case vigorously.

B. Bylaws

We incorporate by reference into this annual report on Form 20-F the description of our Amended and Restated Constitution contained in our Form F-1 registration statement on Form F-1 (Registration No. 333-208584), as amended form time to time, initially filed with the SEC on December 16, 2015.

C. Material Contracts

We have not entered into any material contracts other than those in the ordinary course of business and other than those described in “Business Overview” or elsewhere in this annual report.

In fiscal 2023, we have entered into an agreement to invest INR 1,000 million (US$13.2 million) in Premier Energies Group (“Premier Group”), one of India’s leading manufacturers of solar PV cells and modules. Further we have also signed a Module Supply Agreement with Premier Group for the off-take of 600 MW capacity per annum manufactured for four years by Premier Group and other operational solar PV cell and modules capacities of Premier. Under the MSA, we have a right to procure modules of up to 600 MW per annum, with a minimum commitment given to off-take 300 MW per annum, subject to agreed exemptions.

In fiscal 2023, we have entered into an agreement for 600 MW DC of high-performance, advanced thin film photovoltaic (PV) solar modules from First Solar, Inc. The agreement is the first for production from First Solar’s new manufacturing facility in Tamil Nadu, India, which is expected to be commissioned in the second half of 2023. Under the agreement, Azure Power was expected to take delivery of First Solar’s Series 7 photovoltaic (PV) solar modules from the fourth quarter of 2023 to 2025. However, the same is now likely to be start from first quarter of 2024 due to changes in project scheduling. We received a force major notice from First Solar under which they notified us of their suspension of their , Azure Power was expected to take delivery of First Solar’s Rules, 2022 notified by GOI in November 2022, which restricts the use of materials like lead, mercury and cadmium in the manufacture of solar PV modules in India. Subsequently, by virtue of the E-Waste (Management) Amendment Rules, 2023 dated January 30, 2023 notified by The Ministry of Environment, Forest and Climate Change, GoI, Cadmium and Lead in solar panels/modules has been included in Schedule II of the E-Waste Rules, pursuant to which First Solar withdrew the invocation of the provisions of Force Majeure and committed to meet their obligations.

In fiscal 2023, we signed a Master Supply Agreement (“MSA”) with Siemens Gamesa Renewable Power Private Limited (“Siemens Gamesa”), a global leader in wind technology. Siemens Gamesa will supply 96 units of SG 3.6-145 onshore wind turbines which will cater to an overall capacity of ~346 MW wind projects. While the turbine supply was expected to commence during Q2 calendar year 2023, it is now tentatively planned to commence in Q2 calendar year 2024 as the timelines for the project are under review.

On May 27, 2023, Radiance have sent the Company a notice to terminate the Master Share Purchase Agreement in relation to 86.5 MW Rooftop portfolio in relation to Azure Power Rooftop (Genco) Private Limited and related group SPVs. The Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement.

D. Exchange Controls and Other Limitations Affecting Security Holders

Foreign Direct Investment

Foreign investments in Indian companies are primarily governed by the Foreign Exchange Management Act, 1999, as amended, and the rules, regulations and notifications issued thereunder, including the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (the “NDI Rules”), , and the Consolidated Foreign Direct Investment Policy, 2020 dated October 15, 2020 (the “Consolidated FDI Policy”) issued by the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, GOI (“DPIIT”) read with the press notes issued by the DPIIT to amend the FDI Policy (collectively, the “FDI Regulations”).

Pursuant to the FDI Regulations, investments can be made by persons resident outside India in Indian companies either under the automatic route (those which do not require approval of the GOI or the Reserve Bank of India) or the government route, depending on the sector, amount of investment and up to the extent of the percentage of the total capital of the Indian company specified in the Consolidated FDI Policy. The Consolidated FDI Policy currently allows 100% foreign direct investment in Indian companies engaged in the solar power sector under the automatic route. The FDI Regulations also prescribe certain pricing and reporting requirements in respect of issuance of equity securities of an Indian company to a non-resident or transfer of such securities between a person resident in India and a non-resident. The FDI Regulations also regulate downstream investments i.e., indirect investment by a non-resident in an Indian company through another Indian company that is not owned or controlled by persons resident in India.

A person resident outside India (other than an entity of a country, which shares its land borders with India or the beneficial owner (direct or indirect) of an investment into India, who is situated in, or is a citizen of country which shares its land border with India) and an erstwhile Overseas Corporate Body (as defined in the FDI Regulations) has general permission to purchase shares, compulsorily convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

Currently, subject to certain exceptions, investments by Non-Resident Indians (“NRIs”, as defined in the FDI Regulations), in Indian companies do not require the prior approval of the GOI or the RBI.

E. Taxation

Mauritius Taxation

Our Company is a company holding a GBC License issued by the Financial Services Commission and is a tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on our chargeable income at the rate of 15%.

Pursuant to the amendments to the Financial Services Act 2007 of Mauritius under the Finance Act 2018, the Company is as from July 1, 2021 governed by the new regulatory regime applicable to Global Business Companies. Generally, income tax rate for GBCs is at 15%, but subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where the said partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

As a GBC, subject to meeting conditions, our Company may apply for Tax Residence Certificates issued by the Mauritius Revenue Authority. These certificates are required to benefit from the extensive network of Double Taxation Avoidance Agreements signed between Mauritius and other jurisdictions, including India.

Mauritius imposes no capital gains tax and has no withholding tax on the payment of dividends.

Prospective investors are urged to consult their own tax advisers in order to fully understand the tax consequences of an investment in the equity shares.

U.S. Federal Income Taxation

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of equity shares. In particular, this summary is directed only to U.S. Holders that hold equity shares as capital assets (generally, property held for investment). This summary does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, regulated investment companies, real estate investment trusts, tax exempt entities, qualified retirement plans, individual retirement accounts or other tax-deferred accounts entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), U.S. Holders that acquired equity shares through the exercise of employee stock options or otherwise as compensation for services, U.S. Holders that own or are treated as owning 10% or more of our equity shares by vote or value, persons holding equity shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the net investment income tax applicable to certain non-corporate U.S. Holders, or any individual or corporate alternative minimum tax consequences of acquiring, holding or disposing of equity shares. For purposes of this summary, a “U.S. Holder” is a beneficial owner of equity shares that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a U.S. domestic corporation, a trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, a trust that has a valid election is in effect to be treated as a U.S. person, or an estate the income of which is subject to U.S. federal income taxation regardless of its sources.

U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the equity shares, including the relevance to their particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our equity shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the dividend is received and will not be eligible for the dividends-received deduction allowed to corporations under section 243 of the Code.

The Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by non-corporate U.S. Holders with respect to the equity shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the equity shares will be treated as qualified dividends if:

●	the equity shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program;
●	Our Company was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”); and
●	Certain other requirements are met.

The Company’s equity shares are listed on the NYSE and we expect them to qualify as readily tradable on an established securities market in the United States so long as they are so listed. Non-corporate U.S. Holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation for qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. As discussed below, the Company does not believe it was a PFIC for the taxable year ended March 31, 2022 and does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to the Company’s equity shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation.

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

Taxation of Dispositions of Equity Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of equity shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the equity shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations. The amount of gain or loss will be equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in equity shares. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the equity shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the equity shares.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be a PFIC. The Company will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of its subsidiaries under applicable “look-through” rules, either

●	75 percent or more of our Company’s gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Gains from commodities transactions, however, are generally excluded from the definition of passive income if such gains are active business gains from the sale of commodities and the corporation’s commodities meet specified criteria.

The Company believes, and the other paragraphs in this disclosure generally assume, that the Company was not a PFIC for our taxable year ending March 31, 2022 and that, based on the present composition of the Company’s income and assets and the manner in which the Company conducts its business, the Company does not expect to be a PFIC in its current taxable year or in the foreseeable future. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending, among other things, upon changes in the composition and amount of its gross income and the relative quarterly average value of its assets. If the Company was a PFIC for any taxable year in which a U.S. Holder holds the Company’s equity shares, the U.S. Holder generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our Company’s equity shares regardless of whether the Company continued to be a PFIC in any subsequent year, unless the U.S. Holder marks its equity shares to market for tax purposes on an annual basis. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. U.S. Holders are encouraged to consult their own tax advisor as to the Company’s status as a PFIC and the tax consequences to them of such status.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of the applicable reporting threshold (generally, US$50,000 for unmarried individuals) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules.

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

Before the Amendment in Finance Act, 2020, i.e., up to March 31, 2020, dividend payments by companies to its shareholders, were subject to dividend distribution tax in India payable by companies at a rate of 17.47% (effective rate of TDS after grossing up is 21.17%) on the total amount distributed as a dividend as grossed up by the amount of such dividend distribution tax.

Pursuant to the amendment, Dividend Distribution tax (“DDT”) payable by Indian companies has been abolished and dividend income is taxable in the hands of shareholders as per income tax rates applicable on them. However, Indian companies are required to deduct tax at source in respect of dividend paid. Considering the same from FY 2021 onwards, dividend payments to its shareholders by companies are taxable in the hands of shareholders. However, withholding tax shall be deducted at source by companies at the applicable rate under Indian tax law pursuant to amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the transfer of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India, shall be deemed to derive its value substantially from the assets located in India, if the value of such Indian assets exceeds INR 100 million, and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all of our assets are located in India. However, if the transferor of share or interest in a company or entity registered or incorporated outside of India (along with its associated enterprises), neither holds the right of management or control in the company or entity registered or incorporated outside of India nor holds voting power or share capital or interest exceeding 5% of the total voting power or total share capital or interest in the company or entity registered or incorporated outside of India, at any time during the twelve months preceding the date of transfer, such small shareholders are exempt from the indirect transfer provisions mentioned above.

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

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and published in the Gazette of India on December 12, 2019. The amendment provides an option for the companies to opt for reduced corporate tax rate of 22% provided they do not claim certain tax benefits under the Income Tax Act. The Company has opted for the reduced tax rate for the subsidiaries which are not eligible for deduction under section 80IA of the Income Tax Act. Further, New domestic companies incorporated on or after October 1, 2019 making fresh investment in manufacturing can opt an option to pay income-tax at the rate of 15%. This benefit is available to companies which do not avail any exemption/incentive and commences their production on or before March 31, 2024. Also, such companies shall not be required to pay Minimum Alternate Tax.

G. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to include interest rate risk and foreign currency risk.

Interest Rate Risk

As of March 31, 2022, our long-term debt was both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

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

During FY 2023 and FY 2024, RBI has increased the repo rate by 2.50%. As a result of the same, Indian lenders have also affected increase in their benchmark rates. Consequently, the interest rate in one of the debts availed at the variable interest rate has seen an increase by 1.50% due to revision in the benchmark rate of the concerned lender. During FY 2023 and FY 2024 till date, some of the lenders have increased interest rates/ levied additional penal interest due to delay in submission of audited financials for FY 2022, resulting in overall increase in the effective rate of interest. Even after submission of audited financial statements for FY 2023 and FY 2024, some or all of the lenders may not agree to revision of such increased interest rates/ penal interest to original rates.

We use hedging strategies to mitigate our exposure to interest rate fluctuations in our foreign currency borrowings, but we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

The functional currency of our Indian subsidiaries is Indian rupees, but we have long term debts denominated in U.S. dollars and Indian rupees. We are partially hedged against exchange rate risk for both of our Green Bonds and fully hedged against other foreign currency loan exposures. The fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans or payables.

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

We have hedged against exchange rate risk for both of our Green Bonds so as to minimize the effect of any adverse movement in the exchange rates. Further, we have hedged against debts denominated in U.S. dollars in Indian subsidiaries, in order to minimize the adverse impact of a large currency movement. We have taken foreign currency loans for our Rajasthan 8 project and are also utilizing some trade credits denominated in foreign currency for our Rajasthan 9 project.

Fair value hedges with notional amounts of US$265.1 million and US$15.7 million were outstanding as of March 31, 2021 and 2022, respectively, with the balance maturity period ranging from 0.5 months to 1 year as of March 31, 2022. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, are recorded in the consolidated balance sheet and consolidated statements of operations. Further, cash flow hedges with notional amounts of US$1,103.0 million and US$1,097.6 million were outstanding as of March 31, 2021 and 2022, respectively, with the balance maturity period ranging from 0.5 months to 4.3 years as of March 31, 2022. The fair value of these cash flow hedges as of March 31, 2021 and 2021 were US$74.2 million and US$13.7 million of net assets, respectively, and are included in accumulated other comprehensive loss on our consolidated balance sheets. The changes in the fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

We continue to monitor our risks and will consider hedging significant foreign currency exposures on an ongoing basis.

F. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Group’s Chief Executive Officer and our Group’s Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report, March 31, 2022. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group’s Chief Executive Officer and our Group’s Chief Financial Officer have concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting as described below.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; provide reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission Internal Control—Integrated Framework (2013), or the COSO framework, to evaluate the effectiveness of our internal control over financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our consolidated operations. Management determined that our internal controls over financial reporting were ineffective due to inadequacy of certain review controls including control failures in financial statement closing procedures, controls pertaining to capitalization, vendor selection process, land acquisition, documentation on testing of control attributes and completeness and accuracy of reports used including inadequate consideration in designing of risk and controls matrices.

Management, under the supervision of the Company’s Audit and Risk Committee, has initiated remediation actions focused on improving the Group’s internal control and compliance environment to address the control deficiencies that led to material weaknesses. Management is taking support from external consultants while performing this remediation exercise. These efforts include creation of a Management Assurance Service function, assessing and strengthening internal control framework, testing operational controls, adding accounting personnel for assistance on critical accounting matters, training of team members, implementing additional process level reviews, and periodic monitoring by the Audit and Risk Committee of the effectiveness of the remedial efforts and overall reporting framework. As it continues to implement such remediation, management may take additional measures or modify the plan elements described above.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even the most effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements.

The effectiveness of our internal control over financial reporting as at March 31, 2022 has been audited by ASA & Associates LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety below.

G. Corporate Governance

Our Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Company’s equity shares are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE, with limited exceptions. As required by the NYSE Listed Company Manual, we note the following significant differences between our Company’s corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE Listed Company Manual:

●	Under the NYSE Listed Company Manual, the Board of Directors of U.S. domestic listed companies are required to have a majority of independent directors. The Company is not subject to this requirement under Mauritius law and has decided to follow home country practice instead on this matter.
●	The NYSE Listed Company Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. The Company is not subject to this requirement under Mauritius law and has decided to follow our home country practice instead on this matter. However, our Board of Directors regularly holds executive sessions.
●	The NYSE Listed Company Manual and Rule10C-1(b)(1) (iii) (A) (4) under the Exchange Act also require U.S. domestic listed companies to have compensation committees that only include independent directors. The Company is not subject to this requirement under Mauritius law and have decided to follow our home country practice instead on this matter.
●	The NYSE Listed Company Manual also requires U.S. domestic listed companies to have nominating and corporate governance committees that only include independent directors. The Company is not subject to this requirement under Mauritius law and has decided to follow our home country practice instead on this matter.

H. Whistle-Blower Policy

The Company has a whistle-blower policy in place which is designed to provide a conducive environment for employees, directors, contractors, vendors, business partners or stakeholders to report any concerns related to unethical behavior or misconduct without fear of retaliation, and provides a mechanism to report concerns related to unethical behavior or misconduct. Under the policy, reported concerns are investigated by the Ethics Committee. The Company’s Ethics Committee is supervised by the Board’s Audit and Risk Committee.

All reported concerns under the whistle-blower policy are thoroughly investigated under the oversight of the Ethics Committee. The Ethics Committee may, at its discretion, consider appointing an investigator or investigation team internally and/or external parties for the purpose of investigation. The decision to conduct an investigation is treated as a neutral fact-finding process.

Copies of our Whistle-Blower Policy are available on the “Investor Relations” page of our corporate website www.azurepower.com

Code of Business Conduct and Ethics

The Company has a “Code of Business Conduct and Ethics” (the “Code”) applicable to every employee, officer and director of the Company. This Code is designed to promote honest and ethical conduct; fair dealings with stakeholders; compliance with applicable laws, rules and regulations; and prompt reporting of violations of the Code. The Code provides that our directors, officers, and employees are expected to act in accordance with the highest standards of personal and professional integrity and avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors, officers, and employees have an obligation under the Code to advance the Company’s interests when the opportunity to do so arises.

A copy of the Code is available on the “Investor Relations” page of our corporate website www.azurepower.com.

I. Principal Accountant Fees and Services

During the current year at meeting held on November 9, 2021, the Board of Directors of the Company approved the appointment of S.R. Batliboi & Co. LLP (member firm of Ernst and Young Global Limited) as its independent registered public accounting firm for the fiscal year ending March 31, 2022. At the same meeting, the Board of Directors of the Company approved the dismissal of Ernst & Young Associates LLP (the “Former Accounting Firm”) as independent registered public accounting firm of the Company effective November 9, 2021.

On July 12, 2023, the Company’s Board approved the appointment of ASA & Associates LLP (“ASA”) as an independent public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”), for the Company’s US GAAP consolidated financial statements for Fiscal 2022 pursuant to resignation of S.R. Batliboi & Co. LLP. Considering the same, ASA & Associates LLP has served as our independent registered public accountant for the year ended March 31, 2022 for which audited statements appear in this annual report. Since, the appointment of ASA was made during Fiscal Year 2024, hence the fees for audit related services will be recognized in Fiscal year 2024.

The following table shows the aggregate fees for professional services and other services rendered by S.R. Batliboi & Co. LLP and its associates to us, including some of our subsidiaries, in FY 2022.

	Fiscal 2021	Fiscal 2022	Fiscal 2022
Particulars	(INR millions)	(INR millions)	(US$ millions)
Audit fees (audit and review of financial statements and offerings)	49	71	0.9
All other fees (tax advisory services)	3	3	0.1
Total	52	74	1.0

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by external auditors, including audit services, audit-related services and tax services. We have a written policy on the engagement of an external auditor. Please also see “Change in Independent Registered Public Accounting Firm” below.

J. Change in Independent Registered Public Accounting Firm

S.R. Batliboi & Co. LLP in its letter dated July 10, 2023, tendered its resignations as the independent registered public accounting firm of the Company and the Auditors of the subsidiary companies of APIPL.

In its letter, S.R. Batliboi & Co. LLP (“SRB”) stated that in view of the fact that they are yet to receive the information that they have requested to complete their audit work inclusive of our March 31, 2022 draft financial statements, US annual filing, associated books and records, and our conclusions and representations on the impact of the whistle blower complaints, it is not possible for them to complete the audit of the financial statements within the timeline expected by the Company. SRB have therefore tendered their resignation.

During the Company’s two most recent fiscal years, Fiscal 2022 and Fiscal 2023, and subsequent interim period prior to resignation of SRB, except for information outstanding as mentioned above, the Company did not have disagreements with SRB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SRB, would have caused SRB to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years.

On July 12, 2023, the Company’s Board approved the appointment of ASA & Associates LLP (“ASA”) as an independent public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”), for the Company’s US GAAP consolidated financial statements for Fiscal 2022.

On September 5, 2023, Ernst & Young, Mauritius (“EY Mauritius”) tendered its resignations as the statutory auditor of the Mauritius Entities with immediate effect. Pursuant to this resignation, the Company’s Board on September 28, 2023, approved the appointment of ECOVIS (Mauritius) as the new statutory auditors for the fiscal year ending March 31, 2022 (“Fiscal 2022”) and fiscal year ended March 31, 2023 (“Fiscal 2023”), to audit the financials of the Mauritius Entities for necessary filings in Mauritius.

K. Information Filed with Securities Regulators

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

L. Disclosure on delay in filing of Form 20-F

We did not file our annual report on Form 20-F for Fiscal 2022 by its due date in accordance with SEC Rules. On July 13, 2023, the NYSE suspended trading in our equity shares and commenced delisting proceedings as a result of our failure to timely file this annual report on Form 20-F with the SEC. On July 26, 2023, we submitted an appeal of this decision.

See “Risk Factors – The New York Stock Exchange (NYSE) has commenced procedures to delist our Company’s shares and our failure to timely file periodic reports with the SEC may result in the delisting of our Company’ shares.”

M. Unresolved SEC Staff comments

None

EXHIBITS

Exhibit Number	Description

1.1†	The Constitution of Azure Power Global Limited, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-208584) filed with the Securities and Exchange Commission on March 31, 2016)

2.1†	Form of Equity Share Certificate of Azure Power Global Limited (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.2*	Appointment Letter dated February 27, 2023 to Vijay Kumar Wadhwani

4.3*	Indenture amongst Azure Power Energy Limited, Azure Power Global Limited and HSBC Bank USA, National Association for 3.575% senior notes due 2026

4.4*	Executive Employment Agreement, dated April 27, 2022, by and between Azure Power India Private Limited and Harsh Shah

4.5*	Executive Release Agreement, dated August 29, 2022, by and between Azure Power India Private Limited, Azure Power Global Limited and Harsh Shah

4.6*	Retainership Agreement, dated November 21, 2022, by and between Azure Power Fifty Two Pvt. Ltd. and R Narasimhan Iyer

4.7*	Employee Employment Agreement, dated July 20, 2022, by and between Azure Power India Private Limited and Rupesh Agarwal

4.8*	Employee Employment Agreement, dated August 29, 2022, by and between Azure Power India Private Limited, Azure Power Global Limited and Rupesh Agarwal

4.9*	Appointment Letter dated July 28, 2022 to Shweta Srivastava

4.10*	Executive Release Agreement, dated July 11, 2023, by and between Azure Power India Private Limited, Azure Power Global Limited and Rupesh Agarwal

4.11*	Employee Employment Agreement, dated May 1, 2023, by and between Azure Power India Private Limited, Azure Power Global Limited and Sugata Sircar

4.12*	Employee Employment Agreement, dated April 29, 2023, by and between Azure Power India Private Limited and Sunil K Gupta

4.13*	Extension of Retainership Agreement, dated April 24, 2023, by and between Azure Power India Pvt. Ltd. and R Narasimhan Iyer

4.14†	2016 Equity Incentive Plan (as amended on March 31, 2020) (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020)

Exhibit Number	Description

4.15†	Shareholders Agreement, dated July 22, 2015, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.16†	Shareholders Agreement, dated July 22, 2015, by and among Azure Power Global Limited, APIPL, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on March 1, 2016)

4.17†	Amendment to the Shareholders Agreement, dated March 30, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.18†	Second Amendment to the Shareholders Agreement, dated September 5, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.19†

Sponsor Lock-in Agreement, dated July 22, 2015, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.20†	Amendment to the Sponsor Lock-in Agreement, dated April 16, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.21†	Second Amendment to the Sponsor Lock-in Agreement, dated September 5, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.22†	Form of Registration Rights Agreement by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.23†	Form of Indemnification Agreement by and between Azure Power Global Limited and each of the Officers and Directors of Azure Power Global Limited (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 15, 2016)

Exhibit Number	Description

4.24†	Letter Agreement, dated July 27, 2015, by and among Azure Power Global Limited, International Finance Corporation, APIPL, IW Green Inc. (which has since been converted to IW Green LLC), Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.25†	Third Amendment to the Shareholders Agreement, dated September 28, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.26†	CCPS Subscription Agreement, dated September 19, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.27†	Amendment to CCPS Subscription Agreement, dated September 28, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.28†	Share Purchase Agreement, dated September 30, 2016, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd. (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.29†	Employment Agreement, dated November 18, 2019, by and between APIPL and Ranjit Gupta (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

4.30†	Employment Agreement, dated November 18, 2019, by and between APIPL and Murali Subramanian (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

4.31†	Subscription Agreement, dated November 6, 2019, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

4.32†	Indenture among Azure Power Solar Energy Private Limited, Azure Power Global Limited and HSBC Bank USA, National Association dated September 24, 2019 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020)

4.33†	Master Share Purchase agreement dated April 1, 2021, by and between Radiance Renewables Private Limited and APIPL, AZR and entities as mentioned in Schedule 1 of the agreement (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

4.34†

Amendment to Employment Agreement, dated July 20, 2020, by and between APIPL and Ranjit Gupta. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

4.35†

Amendment to Employment Agreement, dated July 20, 2020, by and between APIPL and Murali Subramanian. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

11.1*	Code of Business Conduct and Ethics August 26, 2022

8.1*	List of Subsidiaries of Azure Power Global Limited

Exhibit Number	Description

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	Inline XBRL Instance Document- this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page interactive Data File (embedded within the Inline XBRL Document)

†	Previously filed
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Azure Power Global Limited

By:	/s/ Sunil Gupta
Name:	Sunil Gupta
Title:	Chief Executive Officer

Azure Power Global Limited

By:	/s/ Sugata Sircar
Name:	Sugata Sircar
Title:	Group Chief Financial Officer

Date: October 12, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of

Directors of Azure Power Global Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Azure Power Global Limited (the “Company”) and its subsidiaries (the “Group”) as of March 31, 2022, the related consolidated statements of operations and other comprehensive loss, changes in equity and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 11, 2023, expressed an adverse opinion thereon.

Substantial Doubt related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Group has breached loan covenants to certain lenders owing to delay in submission of audited financial statements in Fiscal 2022 and Fiscal 2023. These events raise a substantial doubt about the Company’s ability to continue as a going concern. Management's plans in this regard are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matters

1.	We draw attention on the following matters related to whistle-blower complaints received by the Group during Fiscal 2022 and subsequently:

a)	Refer to note 27 to the consolidated financial statements in respect of allegations of improper payments by land aggregators for acquisition of land in one of the projects more fully described therein. In respect of that matter, the management has made an adjustment (de-capitalisation) in the books of accounts of INR 253 million (equivalent to USD 3.4 million) on an estimated basis.

b)	Refer note 27 to the consolidated financial statements, wherein the Company has voluntarily disclosed certain matters to the U.S. Securities and Exchange Commission and the U.S. Department of Justice. Engagement and cooperation with the aforesaid authorities is continuing on those matters. Any potential liability or penalty from authorities cannot be assessed at this stage.

Our Audit report is not modified in respect of above matters.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

a.	Whistle blower complaints

Critical audit matter description

As discussed in Note 27 to the consolidated financial statements, the Group received whistle-blower complaints alleged on below matters:

·    In one of the projects, certain employees of the Group obtained a premature plant commissioning certificate after submitting inaccurate data.

·     In one of the projects, a member of the Group entered into agreements with some land aggregators for adjustments to land use permissions which may have involved improper payments.

·     Potential overpayments made to an entity towards a development fee including obtaining government orders for development of a wind power project was alleged.

How we addressed the matter in our audit

Our audit procedures related to the whistle blower complaints and the impact of these on the consolidated financial statements of the Group included the following, among others:

·     We obtained and reviewed the findings of investigators appointed by the Company to investigate these matters.

·      We independently conducted the inquiries and meetings with investigators and forensic advisors and obtained written responses from them.

·      We enquired with management and the Audit and Risk Committee of the Board of Directors of the Company about the facts and obtained the representations in writing in this respect.

·      We reviewed the impact of above matters on Group’s consolidated financial statements as of, and for the year ended, March 31, 2022, and the appropriate adjustments incorporated in the books of account by the Company in respect of these matters.

·      We reviewed the impact of these matters on the effectiveness of the Internal Controls on Financial reporting of the Group and reported significant deficiencies in the controls to the Audit and Risk Committee and the Board of Directors of the Company, and our audit report on Internal Controls over Financial Reporting has been modified accordingly.

b.	Contingencies for investigations, lawsuits and other legal proceedings

Critical audit matter description

As discussed in Note 27 to the consolidated financial statements, due to the ongoing investigations, lawsuits and other legal proceedings, management is of the view, that the Group might be exposed to various liabilities such as levy of damages, reduction of PPA tariffs, administrative actions from lenders including the risk of PPA cancellation, all of which could adversely impact the revenue, profitability, and capitalization of the affected projects. Any such fines or penalties could materially and adversely affect the Group’s results of operations, financial condition, and cash flows in future periods.

How we addressed the matter in our audit

·      We obtained management’s assessment and representation stating that no triggering event such as demand or any potential notice from any lender or regulator has happened, except the ongoing inquiries from U.S. Securities and Exchange Commission and the U.S. Department of Justice.

·      The discussions and disclosures to the U.S. Securities and Exchange Commission and the U.S. Department of Justice are ongoing and the Company is cooperating with all the issues raised by the regulators and based on submissions made till date, the management has confirmed that there is no financial impact on the Group as of the date of this report and there is no impact on the Group’s ability to run the operations of the business of the Group.

·     We independently conducted the inquiries including meetings with the investigators and obtained written response from them.

·      We enquired with management and Audit and Risk Committee of the Board of Directors of the Company about the facts and obtained the representation in writing in this respect.

·      Considering the potential liabilities which are not presently ascertainable, we have reported the matter by way of emphasis of matter paragraph in this audit report (refer Emphasis of Matters paragraph (b) above)

c.	Impairment and other estimates of Property, Plant & Equipment (PPE)

Critical audit matter description

As discussed in Note 23 to the consolidated financial statements, the Group uses various inputs to assess indicators of impairment as well as evaluate the need to recognise any impairment provision. Also, the Group relies on various third-party expert reports for the purpose of estimation (e.g. useful life, fair valuation etc). Any departure/deviation in the estimates used will have a significant bearing on the carrying value of the PPE.

How we addressed the matter in our audit

·      We have reviewed the third-party report as applicable and the inputs used by management in determining the estimates and have performed following procedures:

-      We assessed the qualifications, independence, and objectivity of the external experts engaged by management to perform the fair value assessments. We reviewed the scope and terms of their engagement to ensure it aligns with audit requirements.

-     We reviewed the expert reports, including their methodologies, assumptions, data sources, and findings. We assessed whether the reports were consistent with relevant accounting standards and industry best practices.

-      We compared the expert reports' conclusions and valuations to the estimates provided by management. Significant discrepancies or inconsistencies between the expert opinions and management's estimates were investigated and documented.

·         We evaluated management's process for identifying indicators of impairment, including changes in market conditions, technological advancements, economic factors, or internal issues that may suggest a potential impairment of PPE.

·         We assessed the appropriateness of management's methods and assumptions used to determine the fair value of PPE when impairment indicators were present. This involved evaluating the selection of valuation models, discount rates, and the use of external experts, if applicable.

·         We reviewed the documentation and underlying data used by management in their impairment assessment and fair value determination. This included examining historical financial data, market information, and internal reports.

d.	Substantial Doubt Related to Going Concern

Critical audit matter description

As discussed in Note 12 to the consolidated financial statements, the Group has breached loan covenants to certain lenders owing to delay in submission of audited financial statements. Such breach of loan covenants may require the Group to classify the borrowings as repayable on demand and could materially and adversely affect the Group’s results of operations, financial condition, and cash flows in future periods and raise a substantial doubt about the Company’s ability to continue as a going concern.

How we addressed the matter in our audit

·      We obtained the loan extension letters from certain lenders where the loan covenant breach was observed. In addition, we analysed the impact of the breach in the covenants and its impact on the Group’s cash flow for the purpose of the going concern assessment wherever extensions letters from lenders were not made available.

·      We analysed the Group’s current and projected cash flow, net assets and profits.

·      We evaluated the disclosures in the consolidated financial statements for Fiscal 2022 made by the Group related to uncertainty for Going Concern and its related compliances.

·      Considering the existence of uncertainty, we have reported the matter by way of the paragraph on ‘Substantial Doubt Related to Going Concern’ in our audit report.

/s/ ASA & Associates LLP

We are serving as the Group's auditor for the first year.

New Delhi, India

October 11, 2023

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

Gurugram, India

July 28, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azure Power Global Limited

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting as of March 31, 2022 of Azure Power Global Limited (the “Company”) and its subsidiaries (the “Group”), based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified material weaknesses in the design and operating effectiveness of internal control over financial reporting in relation to land acquisition process, assets capitalisation, vendor selection criteria and monitoring of management review controls inter-alia including those related to significant estimates and financial statement closing process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of March 31, 2022, the related consolidated statements of operations and other comprehensive loss, changes in equity and cash flows of the Group for the year ended March 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the financial year ended March 31, 2022 consolidated financial statements and this report does not affect our report dated October 11, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company and the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ASA & Associates LLP

New Delhi, India

October 11, 2023

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	11,107	18,796	247.7
Restricted cash	4,881	3,784	49.9
Accounts receivable, net	4,887	6,041	79.6
Investments in held to maturity securities	-	6	0.1
Prepaid expenses and other current assets	2,190	1,925	25.4
Assets classified as held for sale (1)	3,301	127	1.7
Total current assets	26,366	30,679	404.4
Restricted cash	170	726	9.6
Property, plant and equipment, net	1,08,847	144,332	1,902.4
Software, net	29	8	0.1
Accounts receivable,net	-	3,203	42.2
Deferred income taxes	1,748	1,920	25.3
Right-of-use assets	4,214	4,465	58.9
Other assets	7,084	5,190	68.4
Investments in held to maturity securities	7	-	-
Investment in equity investee	-	96	1.3
Total assets	148,465	190,619	2,512.6
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	7,036	92.7
Accounts payable	4,294	3,573	47.2
Current portion of long-term debt	4,658	9,209	121.4
Income taxes payable	46	181	2.4
Interest payable	1,530	1,003	13.2
Deferred revenue	110	230	3.0
Lease liabilities	283	300	4.0
Other liabilities	1,927	5,009	66.0
Liabilities directly associated with assets classified as held for sale (1)	2,272	73	1.0
Total current liabilities	24,063	26,614	350.9
Non-current liabilities:
Long-term debt	89,922	1,12,542	1,483.4
Deferred revenue	2,353	5,417	71.4
Deferred income taxes	2,046	1,936	25.5
Asset retirement obligations	811	902	11.9
Lease liabilities	3,359	3,534	46.6
Other liabilities	1,459	98	1.3
Total liabilities	124,013	151,043	1,991.0
Shareholders’ equity
Equity shares, US$0.000625 par value; 48,195,962 and 64,161,490 shares issued and outstanding as of March 31, 2021, and March 31, 2022, respectively	2	3	0.0
Additional paid-in capital	38,004	56,726	747.7
Accumulated deficit	(12,786)	(15,312)	(201.8)
Accumulated other comprehensive loss	(972)	(2,503)	(33.0)
Total APGL shareholders’ equity	24,248	38,914	512.9
Non-controlling interest	204	662	8.7
Total shareholders’ equity	24,452	39,576	521.6
Total liabilities and shareholders’ equity	148,465	190,619	2,512.6

(1)	Also refer note 2(u) and note 23 relating to assets and liabilities directly associated with assets classified as held for sale.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in millions, except share and per share data)

	March 31,
	2020 (INR)	2021 (INR)	2022 (INR)	2022 (US$) (Note 2d)

Operating revenues:
Revenue from customers	12,958	15,236	18,341	241.7
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	1,146	1,261	1,597	21.0
General and administrative	2,422	2,988	2,067	27.2
Depreciation and amortization	2,860	3,202	3,667	48.3
Impairment loss/(reversal)	-	3,255	(80)	(1.1)
Total operating costs and expenses:	6,428	10,706	7,251	95.4
Operating income	6,530	4,530	11,090	146.3
Other expense, net:
Interest expense, net	7,962	8,410	11,930	157.2
Other (income) / expenses	(96)	18	3	0.0
Loss/ (Gain) on foreign currency exchange, net	512	7	(33)	(0.4)
Total other expenses, net	8,378	8,435	11,900	156.8
Loss before income tax	(1,848)	(3,905)	(810)	(10.5)
Income tax expense	(489)	(296)	(1,316)	(17.3)
Net loss	(2,337)	(4,201)	(2,126)	(27.8)
Less: Net profit / (loss) attributable to non-controlling interest	(68)	5	(22)	(0.3)
Net loss attributable to APGL equity Shareholders	(2,269)	(4,206)	(2,104)	(27.5)
Net profit / (loss) per share attributable to APGL equity Shareholders
Basic	(52.71)	(87.66)	(41.36)	(0.55)
Diluted	(52.71)	(87.66)	(41.36)	(0.55)
Shares used in computing basic and diluted per share amounts
Basic	43,048,026	47,979,581	50,876,360	50,876,360
Diluted	43,048,026	47,979,581	50,876,360	50,876,360

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in millions)

	March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)

Net loss	(2,269)	(4,206)	(2,104)	(27.5)
Add: Non-controlling interest	(68)	5	(22)	(0.3)
Less: Total comprehensive income attributable to non-controlling interest, included in other comprehensive loss/(gain)	—	—	—	—
Other comprehensive (loss)/gain, net of tax
Foreign currency translation	(4,811)	1,600	2,943	38.8
Effective portion of cash flow hedge	4,243	(778)	(5,227)	(68.9)
Income tax effect on effective portion of cash flow hedge	(621)	143	753	9.9
Unrealized loss on available-for-sale securities	—	—	—	—
Income tax effect on unrealized gain/(loss) on available for sale of securities	—	—	—	—
Total other comprehensive (loss)/gain	(1,189)	965	(1,531)	(20.2)
Total comprehensive loss	(3,526)	(3,236)	(3,657)	(48.0)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Shareholders’ Equity

(INR and US$ amounts in millions)

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2019	2	32,186	(748)	(6,311)	25,129	267	25,396
Proceeds from issuance of equity shares (refer note 16)	—	5,317	—	—	5,317	—	5,317
Net loss	—	—	—	(2,269)	(2,269)	(68)	(2,337)
Other comprehensive loss	—	—	(1,189)	—	(1,189)	—	(1,189)
Share based compensation	—	30	—	—	30	—	30
Balance as of March 31, 2020	2	37,533	(1,937)	(8,580)	27,018	199	27,217

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2020	2	37,533	(1,937)	(8,580)	27,018	199	27,217
Proceeds from issuance of equity shares (refer note 16) (3)	—	424	—	—	424	—	424
Net loss	—	—	—	(4,206)	(4,206)	5	(4,201)
Other comprehensive income	—	—	965	—	965	—	965
Share based compensation	—	47	—	—	47	—	47
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452
Transaction with NCI	—	—	—	(422)	(422)	480	58
Proceeds from issuance of equity shares (2)	1	18,621	—	—	18,622	—	18,622
Net loss	—	—	—	(2,104)	(2,104)	(22)	(2,126)
Other comprehensive loss	—	—	(1,531)		(1,531)	—	(1,531)
Share based compensation	—	101	—	—	101	—	101
Balance as of March 31, 2022	3	56,726	(2,503)	(15,312)	38,914	662	39,576
Balance as of March 31, 2022 ((US$) (Note 2(d))	0.0	747.7	(33.0)	(201.8)	512.9	8.7	521.6

(1)	Refer note 16 for components of accumulated other comprehensive loss.
(2)	Refer note 16 for reconciliation of number of equity shares.
(3)	Includes the related immaterial impact of restricted stock units (“RSU”) which had been converted into restricted stock (“RS”)/ share-based settlement during the previous year.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in millions)

	Year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net loss	(2,337)	(4,201)	(2,126)	(27.8)
Adjustments to reconcile net (loss)/profit to net cash provided by/(used in) operating activities:
Income taxes and deferred tax	149	(329)	457	6.0
Depreciation and amortization	2,860	3,202	3,667	48.3
Impairment loss//(reversal)	-	3,255	(80)	(1.1)
Amortization of derivative instrument	1,428	1,918	1,576	20.8
Loss on disposal of property plant and equipment	52	32	167	2.2
Share based compensation	186	1,001	(295)	(3.9)
Amortization of debt financing costs	709	369	1,107	14.6
Realized gain on short term investments	(108)	-	-	-
Employee benefit	(11)	45	13	0.2
ARO accretion	36	42	46	0.6
Non-cash rent expense	193	169	354	4.7
Allowance for doubtful accounts/ credit losses (net)	303	294	(97)	(1.3)
Loan prepayment charges	282	257	1,608	21.2
Foreign exchange loss/(gain), net	512	7	(33)	(0.4)
Change in Operating lease right-of-use assets	718	(371)	(809)	(10.7)
Change in Operating lease liabilities	(1,255)	125	497	6.6
Changes in operating assets and liabilities
Accounts receivable, net	(1,390)	(874)	(1,057)	(13.9)
Prepaid expenses and other current assets	247	20	(862)	(11.3)
Other assets	(335)	112	(3,565)	(47.1)
Accounts payable	236	(176)	347	4.6
Interest payable	699	(83)	(520)	(6.9)
Deferred revenue	340	224	3,184	42.0
Other liabilities	164	(61)	1,018	13.2
Net cash provided by operating activities	3,678	4,977	4,597	60.6
Cash flows from investing activities
Purchase of property plant and equipment	(18,321)	(18,909)	(40,869)	(538.7)
Purchase of software	(43)	(10)	(21)	(0.3)
Purchase of available for sale securities	(32,224)	-	-	-
Sale of available for sale securities	32,332	-	-	-
Investment in equity investee	-	-	(94)	(1.2)
Proceeds from disposal of subsidiaries	-	-	1,557	20.5
Net cash used in investing activities	(18,256)	(18,919)	(39,427)	(519.7)
Cash flows from financing activities
Proceeds from issuance of Green Bonds	24,400	-	30,285	399.2
Proceeds from term and other debt	19,538	25,510	84,663	1,115.9
Repayment of Green bonds	-	-	(37,069)	(488.6)
Repayments of term and other debt (1)	(32,827)	(10,563)	(52,953)	(697.9)
Loan prepayment charges	(282)	(257)	(1,608)	(21.2)
Proceeds from issuance of equity shares	5,330	402	18,622	245.4
Cost of issuance of equity shares	(13)	-	-	-
Net cash provided by financing activities	16,146	15,092	41,940	552.8
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(37)	8	38	0.5
Net increase in cash and cash equivalents, and restricted cash (refer note 2 (f))	1,568	1,150	7,110	93.7
Cash and cash equivalents and restricted cash at the beginning of the period	13,986	15,517	16,158	213.0
Less: Cash and cash equivalents and restricted cash, held for sale	-	(517)	-	-
Cash and cash equivalents and restricted cash at the end of the period	15,517	16,158	23,306	307.2
Supplemental disclosure of cash flow information
Cash paid during the year for interest	7,209	8,918	10,656	140.5
Cash paid during the year for income taxes	697	488	1,011	13.3

(1)	Includes INR 1,058 million, INR 2,117 million and INR 1,840 million (US$24.3 million) paid towards hedging costs for Solar Green Bonds for the year ended March 31, 2020, 2021, and 2022, respectively.

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

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in Indian rupees (“INR”), unless otherwise stated. The consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation. Certain balances relating to prior years have been reclassified, wherever required, to conform to the current year presentation.

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

Estimation uncertainty relating to COVID-19 pandemic

In evaluating the recoverability of accounts receivable including unbilled revenue, contract assets, long-lived assets and investments, the Company has considered, at the date of approval of these consolidated financial statements, internal and external information in the preparation of the consolidated financial statements including the economic outlook. The Company has performed sensitivity analysis on the assumptions used to assess the recoverability of these assets and based on current estimates, expects the carrying amount of these assets will be recovered. Based on the current collection experience the Company has not seen a material impact on accounts receivables collections due to COVID-19. The impact of COVID-19 may be different from that estimated on preparation of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions. See also Note 2 (ab) - Impact of COVID-19 Pandemic.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of APGL, its subsidiaries, and variable interest entities (“VIE”), where the Company has determined it is the primary beneficiary and are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses the equity method to account for its investments in entities where it exercises significant influence over operating and financial policies but does not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. In 2020, the Company entered into a joint venture agreement with a third party to establish a manufacturing facility to supply solar PV modules as a part of execution of manufacturing linked tender. Further during the current year, the Company has entered into an agreement with other party and made an initial investment in equity shares of its identified subsidiary as part of execution of contract, as further described in Note 10—Investments, and these investment are accounted for using the equity method. The Company has eliminated all intercompany accounts and transactions.

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

Revenue, expense and cash flow items are translated using the average exchange rates for the respective period. The resulting gains and losses from such translations are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss/ (gain), which is a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses, other than those hedged by the Company, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s borrowings in other than functional currency is included in Loss/(gain) on foreign currency exchange, net in the consolidated statements of operations.

(d) Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from INR into US$, as of and for the year ended March 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 75.87 , the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022 . No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totaling INR 9,936 million and INR 10,482 million (US$138.2 million) as of March 31, 2021 and 2022, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day notice.

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

The following table presents the components of cash and cash equivalents and restricted cash included in the consolidated balance sheets that sums to the total of such amounts in the Consolidated Statements of Cash Flows:

	March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(In million)
Current Assets
Cash and cash equivalents	9,792	11,107	18,796	247.7
Restricted cash	4,877	4,881	3,784	49.9
Non-Current Assets
Restricted cash	848	170	726	9.6
Cash and cash equivalents and restricted cash	15,517	16,158	23,306	307.2

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

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2021, and March 31, 2022, amortized cost of held-to-maturity investments was INR 7 million and INR 6 million (US$0.1 million), respectively. The maturity date of the investment is January 31, 2023.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on the First in First Out (“FIFO”) method.

Investment in equity investee

The Company holds equity investments where it does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under the equity method of accounting wherein the Company records its proportionate share of the investee’s income or loss in its consolidated financial statements, as further described in Note 10—Investments

(h) Accounts receivable, net

The Company adopted “ASC Topic 326” Financial Instruments — Credit Losses, effective April 1, 2020 using the modified retrospective transition approach. The new guidance requires the measurement and recognition of expected credit losses (ECL) for financial assets held at amortized cost and replaces the existing incurred loss impairment model with an expected loss model using the forward-looking information to calculate credit loss estimates. The new model requires consideration of a broader range of relevant information, such as offtake ratings historical loss experience, current economic conditions, and reasonable and supportable forecasts. The impact of adoption of this guidance did not have a material effect on the Company’s financial statements.

Credit Risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument which consists principally of accounts receivables, cash and cash equivalents and restricted cash, leading to a financial loss. Customer credit risk is managed using the Company’s established policy, procedures and control relating to customer credit risk management. Outstanding accounts receivables are regularly monitored.

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for credit losses is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for credit losses at March 31, 2021 and March 31, 2022 was INR 475 million and 285 million (US$3.8 million), respectively. Accounts receivable serve as collateral for borrowings under the Company’s working capital facility, described in Note 12.

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

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use. The amount of interest capitalized during the years ended March 31, 2020, 2021 and 2022 were INR 355 million, INR 333 million and INR 595 million (US$7.8 million), respectively.

(j) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals, or other valuation techniques. Other than which relates to the planned disposal of the Company’s rooftop business, there were no impairment charges related to remaining long-lived assets recognized during the years ended March 31, 2021, and 2022 respectively. See also note 23.

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

The majority of the Company’s leases relate to leasehold land on which the solar power plants are constructed on and leases related to office facilities. The leasehold land related to solar power plants has a lease term ranging between 25 to 35 year which is further extendable on mutual agreement by both lessor and lessee. Where applicable, the company has the consent from the lessors to extend the leases up to 35 years. These leases have rent escalation ranging between 5% to 10%, over the tenure of the lease. All existing leases on the date of adoption of ASC Topic 842, were classified as operating leases as they were concluded at their inception under previous guidance of ASC Topic 840, as permitted by the practical expedient package elected. As the implicit rate in the lease contract is not readily determinable, the company has used its average incremental rate of borrowing of 10% for the purposes of the determination of discount rate. The weighted average remaining lease term for operating leases is 30 years.

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

Lease payments included in the measurement of the lease liability comprise of the following:

■	Fixed payments, including in-substance fixed payments, owed over the lease term (which includes termination penalties the Company would owe if the lease term assumes Company exercise of a termination option);

■	Variable lease payments, if any, that depend on an index or rate, initially measured using the index or rate at the lease commencement date;

■	Amounts expected to be payable under a Company-provided residual value guarantee; and

■	The exercise price of a Company option to purchase the underlying asset if the Company is reasonably certain to exercise the option.

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

The Company has recognized and reported the Right of Use asset, on consolidated balance sheet by INR 4,465 million (US$58.9 million) as well as Lease Liabilities by INR 3,834 million (US$50.5 million) as at March 31, 2022 and INR 4,214 million in Right of Use asset as well as Lease Liabilities by INR 3,642 million as at March 31, 2021 respectively. During the year ended March 31, 2021 and 2022, the Company recorded lease cost of INR 502 million and INR 439 million (US$5.8 million) respectively. See Note 18 to the consolidated financial statements.

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

The Company’s asset retirement obligations were INR 811 million and INR 902 million (US$11.9 million) as of March 31, 2021 and 2022, respectively. The accretion expense incurred during the years ended March 31, 2020, 2021 and 2022 was INR 36 million, INR 42 million and INR 59 million (US$0.8 million), respectively. The depreciation expense incurred during the years ended March 31, 2020, 2021 and 2022 was INR 21 million, INR 23 million and INR 14 million (US$0.2 million), respectively.

During the current year, the carrying amount of the ARO liability is increased by INR 91 million (US$1.2 million) primarily due to commissioning of new projects during the year partially offset by revision in the estimated cost of retirement obligation, with a corresponding adjustment to the related long-lived asset.

The movement in liability during the current year as of March 31, 2022 and comparative year is as below:

	2021 (INR)	2022 (INR)	2022 (US$)
	(In million)
Beginning balance	741	811	10.7
Addition during the year	211	157	2.1
Impact of change in estimate	(183)	(125)	(1.7)
Liabilities settled during the year	—	—	—
Accretion expense during the year	42	59	0.8
Ending balance	811	902	11.9

(m) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software. As of March 31, 2022, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2022, all capitalized software is considered fully recoverable.

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

Amortization of debt financing costs for the years ended March 31, 2020, 2021 and 2022 was INR 709 million, INR 369 million and INR 1,107 million (US$14.6 million), including debt financing costs written off related to the debt refinancing amounting to INR 271 million, INR 30 million and INR 739 million (US$9.7 million), respectively. See Note 12.

The carrying value of debt financing costs as on March 31, 2021 and 2022 was INR 1,107 million and INR 1,189 million (US$15.7 million), excluding the debt finance cost against borrowings which are reported as liabilities held for sale. See Note 12.

Further, the Company had debt financing costs of INR 367 million and INR 141 million (US$1.9 million) under other assets and other current assets, as on March 31, 2021 and 2022, respectively for facilities not yet drawn. See Note 6.

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

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through March 31, 2022, the Company does not have any unrecognized tax benefits, nor has it recognized any interest or penalties.

During the year ended 2019-20, the Taxation Laws (Amendment) Act, 2019 brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act had decided not to opt for this lower tax benefit and have continued under the old regime for the fiscal year ended March 31, 2022, the statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary.

(p) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 37 million, INR 27 million and INR 27 million (US$0.4 million) for the years ended March 31, 2020, 2021 and 2022, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of March 31, 2022, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit- the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 50 million and INR 56 million (US$0.7 million) as of March 31, 2021 and 2022, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2021 and 2022 were not significant. See also, Note 22.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

(q) Revenue recognition

Sale of power consists of solar energy sold to customers under long term Power Purchase Agreements (PPAs), which generally have a term of 25 years. The Company’s customers are generally the Government of India, power distribution companies and, to a lesser extent, commercial and industrial enterprises. Sale of power includes solar power sold through exchange.

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The company recognizes revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue. Revenues from the recovery of safe-guard duties and goods and service tax under the change in law provision are recognized over the PPA period in the proportion of the actual sale of solar energy in kilowatts as per the terms agreed with customers or unless contractually agreed otherwise, once collectability is reasonably assured. Revenue from the sale of carbon credit emissions are recognized at the time of transfer of carbon credits to the customers, at consideration agreed under the sale agreements.

The Company applies “ASC Topic 606” Revenue from Contracts with Customers, to recognize revenue from sale of power to its customers. Further, under Topic 606, total consideration for PPAs with scheduled price changes (price escalation is applicable in a solar power plant with 50 MW of operating capacity and price decrease in a solar power plant with 10 MW of operating capacity over the term of PPA) and for significant financing components, is estimated and recognized over the term of the agreement. Price escalations create an unbilled receivable, and the price decreases create deferred revenue. The time value of the significant financing component is recorded as interest expense. The Company uses the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception and recognizes the revenue amount on a straight-line basis over the term of the PPAs, and interest expense using the effective interest rate method. The Company also recognizes incremental costs incurred to obtain a contract in Other Assets in the consolidated balance sheet. These amounts are amortized on a straight-line basis over the term of the PPAs and are included as a reduction to revenue in the consolidated statements of operations.

The Company also records the proceeds received from Viability Gap Funding (‘VGF’) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy during the period to the total estimated sale of solar energy during the tenure of the applicable power purchase agreement or balance tenure of power purchase agreement, as applicable pursuant to the revenue recognition policy.

Revenue from customers

Revenue from customers, net consists of the following:

	Year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(In million)
Revenue from Customers:
Sale of Power (1)	12,958	15,133	17,621	232.2
Others (2)	—	103	720	9.5
Total	12,958	15,236	18,341	241.7

(1)	Sale of power includes revenue for the recovery of Safe-Guard Duties and Goods and Service Tax, which is linked to generation of Solar units, resulting from the change in law provision of our PPAs, during the year ended March 31, 2021 and 2022 amounting to INR 381 million and INR 340 million (US$4.5 million) respectively.

(2)	Others includes revenue from the sale of carbon credits emissions amounting to INR 103 million and INR 720 million (US$ million 9.5 million) during the year ended March 31, 2021 and 2022 respectively.

Contract balances

The following table provides information about receivables, unbilled receivables, contract acquisition cost and deferred revenue from customers as at March 31, 2021 and 2022, respectively.

	As at March 31,
	2021	2022	2022
	INR	INR	US$
	(In million)
Current assets
Accounts receivable, net	4,887	6,041	79.6
Contract acquisition cost	-	16	0.2
Non-current assets
Unbilled receivable	223	253	3.3
Accounts receivable (net)	-	3,203	42.2
Contract acquisition cost	141	322	4.2
Current liabilities
Deferred revenue	110	230	3.0
Non-current liabilities
Deferred revenue	2,353	5,417	71.4

Movement in deferred revenue:

	As at March 31,
	2021	2022	2022
	INR	INR	US$
	(In million)
Beginning balance	2,239	2,463	32.5
Increased as a result of additional cash received against VGF	236	40	0.5
Deferred revenue recognized	93	3,183	41.9
Amount recognized into revenue	(105)	(39)	(0.5)
Ending balance	2,463	5,647	74.4

Accounts receivable – from sale of power consist of accrued revenues due under the PPA, based on the sale of power transferred to the customer, generally requiring payment within 30 to 60 days of sale. As per terms of PPA, payment is unconditional once performance obligations have been satisfied and does not contain any future, unsatisfied performance obligation to be included in this disclosure.

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

The Company recognizes compensation expense for SARs based on the fair value of the amount payable to employees in respect of SARs, which are settled in cash, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to the payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs. Any changes in the fair value of the liability are recognized in consolidated statements of operations.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of SARs at each reporting date.

Employee Stock Option and Restricted Stocks

The share-based compensation expense related to share-based compensation is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled INR 17 million, INR 44 million and INR 69 million (US$0.9 million) for the years ended March 31, 2020, March 31, 2021, and 2022, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2020, March 31, 2021, and 2022 was INR 13 million, INR 8 million and INR 23 million (US$0.3 million), respectively.

Stock Appreciation Rights

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totaled INR 1,319 million and reversal of expense of INR 373 million (US$4.9 million) for the year ended March 31, 2021, and 2022, respectively. The amount of share-based compensation expense capitalized during the years ended March 31, 2021, and 2022 was Nil. Refer to Note 21 for details on the Share based compensation.

(u) Assets held-for-sale

Assets and asset disposal group are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan have been initiated; the sale of the asset is probable within one year or within extended period on account of conditions beyond the control of the Company; the asset is being actively marketed for sale at a reasonable price in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets and liabilities classified as held-for-sale are measured at lower of their carrying amount and fair value less costs to sell and depreciation (amortization) ceases once the asset is classified as held for sale. See also, Note 23.

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

●	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

(z) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to following:

(i)	0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company

(ii)	49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company

(iii)	0.60% ownership interest in a subsidiary, a 100 MW Telangana power plant, not held by the Company
(iv)	0.01% ownership interest in Azure Power India Private Limited* not held by the Company
(v)	49% ownership interest in 16 MW rooftop project** of DJB not held by the Company
(vi)	48.6% ownership interest in a subsidiary, a 4 MW rooftop project** with GEDCOL, not held by the Company
(vii)	48.6% ownership interest in a subsidiary, a 11.4 MW** rooftop project with DMRC, not held by the Company
(viii)	48.6% ownership interest in a subsidiary, a 17.8 MW** rooftop project with railways, not held by the Company.

As of March 31, 2022, the Company recorded a non-controlling interest amounting to INR 662 million (US$8.7 million) including INR 22 million (US$0.3 million) of net loss for the year ended March 31, 2022. As of March 31, 2021, the Company recorded a non-controlling interest amounting to INR 204 million including INR 5 million of net profit for the year ended March 31, 2021.

*	This remaining ownership by the founders was under arbitration and same has been decided in the favor of the Company, subsequent to the year end. Refer to note 20.

**	During the current year, the Company has entered into a sale agreement for the disposal of its rooftop business and has transferred the 48.6% and 49% shareholding of identified entities in reference to agreement and has recognized proportionate minority interest of INR 453 million (US$6.0 million) on transfer of its shareholdings of rooftop entities. See also Note 23

(aa) Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. The ASU eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 is effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. During current period, the Company applied ASU 2019-12 and noted that the impact of adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of March 31, 2022, the Company has not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

(ab) Impact of COVID-19 Pandemic

The Company has considered internal and external information in the preparation of the financial statements including the economic outlook and believes that it has taken into account the possible impact of known events arising out of the COVID-19 pandemic. The power plants had continued to remain operational during the COVID-19 pandemic, as electricity generation was designated as an essential service in India. Based on the current collection experience the Company has not seen a material impact on accounts receivables collections due to COVID-19.

3. Cash and cash equivalents

Cash and cash equivalents consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Balances with current accounts	1,171	8,314	109.5
Bank demand deposits*	9,936	10,482	138.2
Total	11,107	18,796	247.7

*	Includes unrestricted term deposit having maturity more than one year.

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Bank demand deposits	4,881	3,784	49.9
Term deposits	170	726	9.6
	5,051	4,510	59.5
Restricted cash — current	4,881	3,784	49.9
Restricted cash — non-current	170	726	9.6

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

The Company analyzed its historical loss information for its accounts receivables and adjusted for forward looking information and determined the following credit loss percentages:

	March 31, 2022	March 31, 2021
Ageing of accounts receivables	Expected Credit Losses %	Expected Credit Losses %
Not Due (including unbilled receivables)	0.57%	0.73%
0-90 days	2.27%	2.80%
90-180 days	3.25%	3.82%
180-365 days	3.34%	3.99%
Above 365 days	11.19%	11.79%

	March 31, 2022	March 31, 2021
	(INR)	(INR)
Ageing of accounts receivables*#	(In million)	(In million)
Not Due (including unbilled receivables)	7,656	2,924
0-90 days	360	516
90-180 days	192	388
180-365 days	405	421
Above 365 days	917	1,275
Total accounts receivables	9,530	5,524

*	Includes INR 1 million (US$0.0 million) and INR 162 million relating to receivables of the Company’s rooftop business being classified as Assets held for sale for the year ended March 31, 2022 and 2021 respectively. Total accounts receivable includes non-current portion.

#	Includes receivables of INR 3,172 million (US$ 41.8 million) in relation to claims of Safeguard duties under change in Law provisions of Power purchase agreement.

Accounts receivable, net consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Accounts receivable (1)	5,362	9,529	125.6
Less: Allowance for doubtful accounts/ credit losses	(475)	(285)	(3.8)
Total	4,887	9,244	121.8
Non-current	-	3,203	42.2
Current	4,887	6,041	79.6

(1)	Includes INR 1,558 million and INR 5,228 million (US$68.9 million) of unbilled receivables for the year ended March 31, 2021 and 2022, respectively.

Activity for the allowance for doubtful accounts/ credit losses is as follows:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Balance at the beginning of the year	246	475	6.3

Provision for doubtful debts/ expected credit losses (net)	286	(198)	(2.6)
Write offs charged against the allowance	(44)	-	-
Reclassified to held for sale	(13)	-	-
Reclassified from held for sale	-	8	0.1
Balance at the end of the year	475	285	3.8

In relation to the Company’s 50 MW project in Andhra Pradesh, the Andhra Pradesh DISCOM, Southern Power Distribution Company of Andhra Pradesh Ltd (“APSPDCL”), had issued a letter to the Company requesting the reduction of quoted tariff to INR 2.44 per unit as against the PPA rate of INR 5.89 per unit for solar projects from the date of commissioning and threatened termination of the PPA in case of refusal to accede to such reduction (“Letter”). The Company had challenged the Letter before the High Court at Vijayawada, as well as the decision of the Government of Andhra Pradesh (“GoAP”) to constitute a High-Level Negotiation Committee to review, negotiate, and bring down” the solar energy purchase prices vide order dated July 1, 2019 (“HLNC Order”). The High Court vide its judgment dated September 24, 2019 (“Judgment”), whilst quashing the aforesaid Letter and HLNC Order, granted its implied blessing to Andhra Pradesh DISCOM to approach the Andhra Pradesh Electricity Regulatory Commission (“APERC”) for reduction of tariff by directing APSPDCL to make payment of outstanding and future invoices at the “interim” rate of Rs. 2.44/- per unit, till the dispute is resolved by APERC. Accordingly, the Company has filed a writ appeal challenging the Judgment, whereby the Company has inter alia sought: (i) setting aside of the Judgment to the limited extent of the direction to Discoms to make payment at the “interim” rate of Rs. 2.44 per unit and the implied blessing granted by the High Court to approach the APERC for reduction of tariff; and (ii) quashing of all actions undertaken by the respondents and/or restrain the respondents from taking any action seeking reduction of tariff under the concluded PPA and/or unilateral alteration of the terms of such PPA, pursuant to the directions in the Judgment, including quashing of the proceedings. Further, the appellate authority during several hearings had directed the DISCOM to remit the overdue receivables at interim rate.

During the current year on March 15, 2022, High court of Andhra Pradesh, Amaravati has passed an order in favour of the Company and has directed the discom to make the payments of arrears with within six weeks from the date of this order, at the original rate of INR 5.89 per unit mentioned in PPAs.

Subsequent to March 2022, the Company has received a letter from offtaker dated August 4, 2022, stating outstanding liability as at May 31, 2022, to be paid in 12 monthly installments. The Company has also received dues pursuant to the same.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Derivative asset - current (Note 25)	914	13	0.2
Interest receivable on term deposits	305	98	1.3
Prepaid debt financing costs	367	141	1.9
Balance with statutory authorities	396	267	3.5
Prepaid bank guarantee charges	68	62	0.8
Prepaid insurance and other expenses	82	95	1.3
Advance to suppliers	44	998	13.2
Other	14	251	3.2
Total	2,190	1,925	25.4

7. Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	Estimated	As of March 31,
	Useful Life	2021	2022	2022
	(in years)	(INR)	(INR)	(US$)
	(In million)
Plant and machinery (solar power plants)	25-35	101,331	133,394	1,758.2
Leasehold improvements — solar power plant	25-35	5,970	6,297	83.0
Furniture and fixtures	5	13	13	0.2
Vehicles	5	72	83	1.1
Office equipment	1-5	38	125	1.6
Computers	3	96	102	1.3
Leasehold improvements — office	1-3	147	152	2.0
		107,667	140,166	1,847.4
Less: Accumulated depreciation		11,966	15,758	207.7
Less: Accumulated impairment		657	616	8.1
		95,044	123,792	1,631.6
Freehold land*		3,193	3,224	42.5
Construction in progress		10,610	17,316	228.3
Total		108,847	144,332	1,902.4

Depreciation expense on property, plant and equipment was INR 2,808 million, INR 3,165 million and INR 3,639 million (US$48.0 million) for the years ended March 31, 2020, 2021 and 2022, respectively. Refer note 23 for impairment recognized and classification of assets held for sale during the current year.

The Company has received government grants for the construction of rooftop projects amounting to INR 115 million and INR Nil million (US$ Nil million) for the years ended March 31, 2021 and 2022, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related projects.

* Also see note 27. “Whistle-blower Allegations and Special Committee Investigation” for adjustment towards payment made to land aggregators.

8. Software, net

	Estimated	As of March 31,
	Useful Life	2021	2022	2022
	(in years)	(INR)	(INR)	(US$)
	(In million)
Software licenses and related implementation costs	3 Years	164	169	2.2
Less: Accumulated amortization		135	161	2.1
Total		29	8	0.1

Aggregate amortization expense for software was INR 52 million, INR 37 million and INR 28 million (US$0.3 million) for the years ended March 31, 2020, 2021 and 2022, respectively.

Estimated amortization expense for the years ending March 31, 2023 and 2024 is INR 4 million and INR 3 million respectively.

9. Other assets

Other assets consist of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Prepaid income taxes	502	646	8.5
Derivative asset (Note 25)	5,786	3,530	46.6
Interest receivable on term deposits	22	28	0.4
Security deposits	381	373	4.9
Contract acquisition cost	141	322	4.2
Unbilled receivables	223	253	3.3
Other	29	38	0.5
Total	7,084	5,190	68.4

10. Investment in equity investee

Investment in equity investee, consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Investment in associate	0	96	1.3
Total	0	96	1.3

During the year ended March 31, 2020, Azure Power India Private Limited (“APIPL”) won a tender issued by Solar Energy Corporation of India Limited (SECI). Pursuant to the terms of the tender, APIPL was required to enter into a joint venture agreement on January 6, 2020 with a third party to establish a manufacturing facility with a capacity of manufacturing 500 MW (or 1000 MW with greenshoe) solar PV modules per annum. Accordingly, the Company had invested INR 0.026 million (US$0.0004 million) to acquire 26% of the equity shares in a newly formed company incorporated as part of the joint venture agreement to establish a manufacturing facility (investee) and is committed to further invest 26% of the equity required for construction of the manufacturing facility, and additionally procure modules. Based on commercial and business grounds, the Company has terminated the aforesaid joint venture agreement subsequent to the year end, and has incurred a one-time cost of INR 548 million (US$7.2 million) as a part of the settlement.

During the current year ended March 31, 2022, the Company has entered into a non-binding obligation with M/s Premier Energies limited (“Premier/ Manufacturer”), a solar module manufacturing company, relating to execution of tender received from SECI. The Company has initially invested INR 94 million (US$1.2 million) to acquire 26% of the equity shares of an entity, where Premier have invested in 74% of equity shares. Subsequent to the year end, the Company has entered into related module supply agreements and share and debentures subscription agreements with Premier. The Company is entitled for return of 10% p.a. on investment made under the agreement.

11. Other liabilities

Other current liabilities, consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Derivative liability (See Note 25)	961	2,499	32.9
Provision for employee benefits	8	11	0.1
Provision for SAR to employees (See Note 21)	95	844	11.1
Payable to statutory authorities	126	291	3.8
Other payables	737	1,364	18.1
Total	1,927	5,009	66.0

Other non-current liabilities, consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Derivative liability (See Note 25)	251	7	0.1
Provision for SAR to employees (See Note 21)	1,122	-	-
Provision for gratuity	46	53	0.7
Provision for compensated absences	40	38	0.5
Total	1,459	98	1.3

12. Long term debt

Long term debt, consists of the following:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Secured term loans:
Foreign currency loans	73,200	75,709	998.0
Indian rupee loans	21,380	44,924	592.1
Unsecured term loans:
Indian rupee loans*	-	1,118	14.7
Total debt	94,580	121,751	1,604.8
Less: current portion	4,658	9,209	121.4
Long-term debt	89,922	112,542	1,483.4

*	Pertains to unsecured term loan taken by subsidiaries, forming the part of disposable group during the current year from its minority shareholders amounting to INR 1,118 million (US$14.7 million) as at March 31, 2022 and INR nil as at March 31, 2021.

Foreign currency term loans

5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260 million net of discount of INR 9 million at 0.03% and issuance expense of INR 586 million. The discount on issuance of the Green Bonds and the issuance expenses was recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts was netted with the carrying value of the Green Bonds. The Green Bonds were listed on the Singapore Exchange Securities Trading Limited. In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes were payable on a semi-annual basis and the principal amount was payable in November 2022. The Company had guaranteed the principal and interest repayments to the investors; however, the guarantee had been cancelled during the financial year 2020-21 on May 7, 2020, upon the Company satisfying certain financial covenants, on the basis of the financial statements for the year ended March 31, 2019. During the current period in August

2021, these Senior Notes have been re-paid by the Company through refinancing of 3.575% Senior Notes, as detailed below.

3.575% Senior Notes

During the year ended March 31, 2022, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 3.575% US$ denominated Senior Notes (“3.575% Senior Notes” or “Green Bonds”) and raised INR 30,285 million, net of issuance expense of INR 408 million. The issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited. In accordance with the terms of the issue, the proceeds were used for repayment of 5.5% Senior Notes. The interest on the 3.575% Senior Notes is payable on a semi-annual basis and the principal amount is payable in 10 installments starting from February 2022. As of March 31, 2022, the net carrying value of the Green Bonds was INR 29,884 million (US$393.9 million). The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

5.65% Senior Notes

During the year ended March 31, 2020, Azure Power Solar Energy Private Limited (one of the subsidiaries of APGL) issued 5.65% US$ denominated Senior Notes (“5.65% Senior Notes” or “Green Bonds”) and raised INR 24,400 million net of discount of INR 7 million at 0.03% and issuance expense of INR 397 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited.

In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of March 31, 2022, the net carrying value of the Green Bonds was INR 26,301 million (US$346.7 million). The Company continues to guarantee the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited.

Loan from Export Development Canada and Standard Chartered Bank (Singapore) Limited

During the year ended March 31, 2021, the Company borrowed INR 6,931 million (US$93.0 million) from Export Development Canada and Standard Chartered Bank (Singapore) Limited. The funds were provided to project SPVs as shareholder loans or through other instrument for capital expenditure or for payment of capital expenditure in respect of various specified projects. These facilities are foreign currency loans and carry an interest rate of LIBOR+Margin of 3.95% and the loan is repayable in 8 half yearly instalments commencing November 2021. The borrowing is collateralized by the shares of project SPVs, a hypothecation/charge over receivables of the Company and corporate guarantee of Azure Power Global Limited. The net carrying value of the loan as of March 31, 2022 is INR 6,806 million (US$89.7 million).

Indian Rupee Non-Convertible Debentures

During the year ended March 31, 2018, the Company issued Non-Convertible Debentures in one of its subsidiaries and borrowed INR 1,865 million, net of issuance expense of INR 35 million. The debentures carry an interest rate of 12.30% per annum. The debentures are repayable in 11 equalized semi-annual instalments beginning September 2022 until September 2027 and interest payments are payable semi-annually. During the year ended as on March 31, 2022, Non-Convertible Debentures was paid and unamortized carrying value of ancillary cost of borrowing was expensed.

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of its subsidiaries and borrowed INR 548 million, net of issuance expense of INR 14 million. The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. During the year ended March 31, 2020, the Company issued further Non-Convertible Debentures in four of its subsidiaries and borrowed INR 439 million (US$5.8 million), net of issuance expenses of INR 19 million (US$0.3 million) under the same facility. The debentures carry an interest rate of 9.85% to 10.87% per annum. The debentures are repayable starting October 2024 and interest payments are payable every three months commencing from March 2020. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of related subsidiary within the group with a net carrying value of INR 3,331 million (US$43.9 million). As of March 31, 2022, the net carrying value of the Non-Convertible Debentures was INR 980 million (US$12.9 million). As of March 31, 2022, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

Project level secured term loans

Foreign currency loans

During the current year the Company has prepaid the foreign currency loan of INR 45 million (US$0.6 million) which was taken for financing its rooftop solar power projects (which form part of disposable group) and carried a fixed interest rate of 4.42% per annum. The loan was repayable in 54 quarterly instalments which commenced from October 15, 2017. The borrowing was collateralized by the leasehold land, movable/immovable properties and underlying solar power project assets and counter guaranteed by Azure Power India Private Limited, which got released post repayment.

During the year ended March 31, 2019, the Company borrowed INR 552 million, as project level financing for some of its rooftop projects. During the year ended March 31, 2020, the Company further borrowed INR 135 million (US$1.8 million) and INR 271 million (US$3.6 million) under the same facility. These foreign currency facilities carry an annual interest rate of LIBOR + 2.75%. The facility is repayable starting October 2024 and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 3,331 million (US$43.9 million) as on March 31, 2022. The net carrying value of the loan as of March 31, 2022 is INR 974 million (US$12.8 million). As of March 31, 2022, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

During the year ended March 31, 2022, the Company borrowed amount of INR 11,756 million (US$154.9 million) from MUFG Bank, Societe Generale, Export development Canada and Honkong Mortgage corporation limited for financing of its 300 MW solar project with Solar Energy Corporation of India. These facilities carries interest rate sum of margin and LIBOR. As of March 31, 2022, the loan carries interest rate of 8.25%. The loan is repayable in 18 quarterly instalments commencing April 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 13,224 million (US$174.3 million) as of March 31, 2022 and pledge of 100% share of borrower held by promoters. The net carrying value of the loan as of March 31, 2022 is INR 11,726 million (US$154.5 million).

Indian rupee loans

The net carrying value of the loan as of March 31, 2022, is INR 404 million (US$5.3 million), borrowed for financing of a 5 MW solar power project with NTPC Vidyut Vyapar Nigam Limited. The loan has been refinanced from Kotak Infrastructure Debt Fund Limited and unamortized carrying value of ancillary cost of borrowing was expensed. These facility carries an interest rate of 8.25% per annum with reset after every 5 years. The loan is repayable in 42 quarterly instalments commencing September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 463 million (US$6.1 million) as of March 31, 2022.

The net carrying value of the loan as of March 31, 2022, is INR 66 million (US$0.9 million), borrowed for the financing of a 2.5 MW rooftop solar power project. The interest rate as of March 31, 2022, is 12.16% per annum. The loan is repayable in 29 semi-annual instalments which commenced on January 15, 2014. The borrowing is collateralized by first charge on Company’s movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 110 million (US$1.4 million) as of March 31, 2022, and is guaranteed by Azure Power India Private Limited. This debt is related to rooftop business and hence has been classified as liabilities directly associated with assets classified as held for sale. See also note 23. As of March 31, 2022, the Company was not in compliance with the financial covenants related to this borrowing and has obtained suitable waivers for the non-compliance. Subsequent to year end, the Company has transferred its shareholding under this 2.5 MW rooftop project to Radiance.

The net carrying value of the loan as of March 31, 2022 is INR 1,509 million (US$19.9 million), borrowed for financing of a 30 MW solar power project with Chhattisgarh State Power Distribution Company Ltd. The loan first has been refinanced from Aditya Birla Finance Ltd (ABFL) and during the year ended March 31,2022 loan is again refinanced from Indian renewable Energy Development Agency Limited (IREDA) and unamortized carrying value of ancillary cost of borrowing was expensed. As on March 31, 2022, the loan carries interest rate of 7.5% per annum and interest rate is fixed for a period of 3 year from initial date of disbursement. The loan is repayable in 168 monthly instalments and commenced from April 2022. The borrowing is collateralized by a first charge on the Company’s movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 1,344 million (US$17.7 million) as of March 31, 2022.

The net carrying value of the loan as of March 31, 2022, is INR 2,093 million (US$27.6 million), borrowed for financing of a 50 MW solar power project with NTPC Limited. The loan has been refinanced from NIIF Infrastructure Finance Limited and unamortized carrying value of ancillary cost of borrowing was expensed. As of March 31, 2022, the loan carries interest rate of 7.75% per annum and ROI is subject to reset in every five years from initial disbursement. The loan is repayable in 64 quarterly instalments and commenced December 2021. The borrowing is collateralized by a first charge on the Company’s movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 2,135 million (US$28.1 million) as of March 31, 2022 and the loan had been guaranteed by the corporate guarantee and pledge of 51% shares of Azure Power India Private Limited, the holding company

The net carrying value of the loan borrowed for financing a 100 MW solar power project with NTPC Limited as of March 31, 2022 is INR 5,048 million (US$66.5 million). During the year ended March 31, 2022 loan has been refinanced from NIIF infrastructure Finance Limited and Aseem Infrastructure Finance Limited and unamortized carrying value of ancillary cost of borrowing was expensed. As of March 31, 2022, the loan carries interest rate of 7.75% per annum and fixed for first three year of initial disbursement. The loan is repayable in 62 quarterly instalments and commenced March 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 4,990 million (US$65.8 million) as of March 31, 2022.

During the year ended March 31, 2021, the Company borrowed amount of INR 1,734 million (US$23.7 million) from Aditya Birla finance Limited and Tata Cleantech Capital Limited for financing of its 200 MW solar project with Solar Energy Corporation of India. The loan was borrowed from a consortium of banks led by Yes Bank, which carries an annual floating rate of interest at a MCLR plus 0.55%. The loan is repayable in 72 quarterly instalments commencing September 2020. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 9,238 million (US$126.3 million) as of March 31, 2021. The net carrying value of the loan as of March 31, 2021 is INR 1,572 million (US$21.5 million). Loan is repaid during the year and unamortized carrying value of ancillary cost of borrowing was expensed.

During the year ended March 31, 2022, the Company borrowed amount of INR 3,264 million (US$43.0 million), net of initial installment, from Tata Cleantech Capital Limited for financing of its 200 MW solar project with Solar Energy Corporation of India. As of March 31, 2022, the loan carries interest rate of 7.50% and same is fixed for the period of three year from initial disbursement The loan is repayable in remaining 69 quarterly instalments commencing March 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 8,600 million (US$113.4 million) as of March 31, 2022. The net carrying value of the loan as of March 31, 2022 is INR 3,205 million (US$42.2 million).

During the year ended March 31, 2022, the Company borrowed amount of INR 2,467 million (US$32.5 million) , net of initial installment, from Axis Bank for financing of its 200 MW solar project with Solar Energy Corporation of India. Loan has interest rate of 3 years MCLR and as of March 31, 2022, the loan carries interest rate of 7.50% and same is fixed for the period of three year from initial disbursement The loan is repayable in remaining 69 quarterly instalments commencing March 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 8,600 million (US$113.4 million) as of March 31, 2022. The net carrying value of the loan as of March 31, 2022 is INR 2,423 million (US$31.9 million).

During the year ended March 31, 2019, the Company borrowed INR 124 million (US$1.8 million) as an External Commercial Borrowings from International Finance Corporation (IFC) for some of its rooftop projects. These facilities carry an interest rate of 10.74% and interest payments are payable every three months which commenced April 2019. The borrowing is collateralized by first ranking pari paasu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 2,813 million (US$37.1 million) as of March 31, 2022. The loan is repayable on October 15, 2024. The net carrying value of the loan as of March 31, 2022 is INR 122 million (US$1.6 million). As of March 31, 2022, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

During the year ended March 31, 2020 and March 31, 2021, the Company borrowed INR 463 million (US$6.1 million) and INR 56 million (US$0.8 million) as a project level financing for financing of a 16 MW rooftop solar power project from the State Bank of India (‘SBI’). These facilities carry an annual interest rate of 6 months MCLR + 1.45%. As of March 31, 2022, the loan carries interest rate of 8.50% per annum. The loan is repayable in 52 quarterly installments commencing June 2020. The borrowing is collateralized by first charge on Company’s movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 605 million (US$8.0 million) as of March 31, 2022 and pledge of 51% shares of the Promoter company and Corporate Guarantee which shall terminate as per conditions stipulated in the Rupee Term Loan Agreement. The net carrying value of the loan as of March 31, 2022 is INR 407 million (US$5.4 million). As of March 31 2022, the Company was not in compliance with the financial covenants related to this borrowing and has obtained suitable waivers for the non-compliance.

The net carrying value of the loan borrowed for financing of its 90 MW solar project with Assam Power Distribution Company Limited as on March 31, 2022 is INR 3,575 (US$47.1 million). During the year ended March 31, 2022 loan has been refinanced from Indian renewable energy development agency limited (IREDA) and unamortized carrying value of ancillary cost of borrowing was expensed. As of March 31, 2022, the loan carries interest rate of 7.50% and same is fixed for the period of three year from initial disbursement. The loan is repayable in 234 monthly instalments commencing October 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 4,586 million (US$60.4 million) as of March 31, 2022 and pledge of 51% shares held by the Promoter company in the SPV and Further loan is guaranteed by Azure Power India Pvt Ltd.

The net carrying value of the loan as of March 31, 2022 is INR 2,414 million (US$31.8 million), borrowed for financing of a 35 MW solar project with NTPC Vidyut Vyapar Nigam Limited. The loan has been refinanced from NIIF Infrastructure Finance Ltd and Kotak Infra Debt Fund Limited and unamortized carrying value of ancillary cost of borrowing was expensed. These facilities carry an interest rate of 8% per annum. The loan is repayable in 47 quarterly instalments commencing September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 2,266 million (US$29.9 million) as of March 31, 2022 and pledge of 51% shares of the Promoter company and Corporate Guarantee which shall terminate as per conditions stipulated in the agreement.

The net carrying value of the loan borrowed for financing of its 600 MW solar project with Solar Energy Corporation of India as on March 31, 2022 is INR 20,983 million (US$276.6 million). During the year ended March 31, 2022 loan has been refinanced from L & T finance Limited and unamortized carrying value of ancillary cost of borrowing was expensed. As of March 31, 2022, the loan carries interest rate of 7.20% and same is fixed for the period of 3.5 year from initial disbursement. The loan is repayable in 243 monthly instalments commencing July 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 26,456 million (US$348.7 million) as of March 31, 2022 and corporate guarantee of Azure Power India Private Limited.

During the year ended March 31, 2021, the Company borrowed an amount of INR 413 million (US$5.6 million) from Kotak Infrastructure Debt Fund Limited for financing of a 10 MW solar power project with Bangalore Electricity Supply Company Limited. The loan is disbursed to refinance the previous lender REC Limited. These facility carries an interest rate of 8.50% per annum fixed till September 30, 2022 and shall be reset every two years thereafter. The loan is repayable in 54 quarterly instalments commencing December 2020. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 541 million (US$7.1 million) as of March 31, 2022, The net carrying value of the loan as of March 31, 2022 is INR 359 million (US$4.7 million).

During the year ended March 31, 2022, the Company borrowed amount of INR 1,418 million (US$18.7 million) from State Bank of India for financing of its 300 MW solar project with Solar Energy Corporation of India. Loan has interest rate of SBI 6-month MCLR +2.60% and as of March 31, 2022, the loan carries interest rate of 9.55%. The loan is repayable in 222 monthly instalments commencing March 2022. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 14,693 million (US$193.7 million) as on March 31,2022. The net carrying value of the loan as of March 31, 2022, is INR 1,402 million (US$18.5 million).

During the current year, certain subsidiaries falling under the disposable group of rooftop entities has raised unsecured term loans from its minority shareholder amounting to INR 1,118 million (US$14.7 million) as at March 31, 2022 and nil as at March 31, 2021 respectively. These funds have been used for settlement of inter group loans between subsidiaries. which are also consolidated in the Company.

As of March 31, 2022, the Company has unused commitments excluding Rooftop portfolio for long-term financing arrangements amounting to INR 5,980 million (US$78.8 million) for solar power projects.

Trade credit

As of March 31, 2021, the Company had multiple buyer’s credit facilities amounting to INR 4,140 million (US$56.6 million) jointly from Yes Bank and State bank of India, including INR 2,641 million (US$35.0 million) availed during the year ended March 31, 2020, for financing of a 200 MW solar power project with Solar Energy Corporation of India. These facilities carry a floating interest rate of LIBOR+ 0.38%-0.50%, for its solar power projects. The trade credits are required to be repaid in 2.7 -2.8 years from the date of shipment of the products from the suppliers, with semi-annual interest payments. These buyer’s credit facilities have been repaid during the current year.

As of March 31, 2021, the Company had buyer’s credit facility amounting to INR 295 million (US$4.0 million), from Yes bank, for certain of its operational SPV’s, entered during the year ended March 31, 2019. These facilities carry a floating interest rate of six months LIBOR plus 0.8% spread. These buyer’s credit facilities have been repaid during the current period.

As of March 31, 2021, the Company had a buyer’s credit facility amounting to INR 7,428 million (US$101.6 million) for one of its under construction SPVs for 600 MW solar power project with Solar Energy Corporation of India, entered during the current period. This facility carries a floating interest rate of six months LIBOR plus spread (45 basis points, 60 basis points or 11 basis points) as applicable. These buyer’s credit facilities have been repaid during the current period by taking term loan from L & T finance limited.

As of March 31, 2022, the Company has a buyer’s credit facility amounting to INR 7,036 million (US$92.7 million) for one of its under construction SPVs for 300 MW solar power project with Solar Energy Corporation of India. This facility carries a floating interest rate of 12 Month SOFR and spread ranging plus 0.21 PCT.

Short term credit

During the year ended March 31, 2021 and period ended March 31, 2022, the Company borrowed an amount of INR 1,529 million and INR 5,970 million respectively as a short-term facility from The Hongkong and Shanghai banking Corporation Limited (HSBC). Borrowings under this facility are repayable within 12 months of disbursement. The facility bears an interest rate of 8.75% per annum, payable monthly. The facility is repaid during the current year.

During the current year ended March 31, 2022, the Company has obtained an Overdraft facility against Fixed deposits (ODFD) of INR 2,250 million. Borrowing under this facility is repayable within one year from disbursement or till FD maturity whichever is earlier. The facility bears an interest rate of Fixed rate of 0.2% over FD rate. The facility is repaid during the current year.

Other long-term loans

During the current year ended March 31, 2022, the Company has obtained car loan of INR 7 million (US$0.1 million). Borrowing under this facility is repayable in 60 monthly instalments commencing November 2021. The facility bears an interest rate of 7.2% as of March 31, 2022. The net carrying value of the loan as of March 31, 2022, is INR 7 million (US$0.1 million).

During the current year ended March 31, 2022, the Company has obtained car loan of INR 2 million (US$0.0 million). Borrowing under this facility is repayable in 60 monthly instalments commencing January 2022. The facility bears an interest rate of 7.1% as of March 31, 2022. The net carrying value of the loan as of March 31, 2022, is INR 2 million (US$0.0 million).

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

The carrying value of debt financing costs as on March 31, 2021 and March 31, 2022 was INR 1,107 million and INR 1,194 million (US$15.7 million), respectively, for the above loans, which is amortized over the term of the contract using the effective interest rate method.

Timely submission of financial statements of the Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. While we have received the time extensions from several lenders, we have not yet received the requested time extensions from lenders representing INR 14,089 million (US$ 185.7 million) of our external indebtedness. The Company is currently under discussions with its lenders to obtain the requisite time extensions and expects to receive the same in due course.

Restricted cash

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totaling INR 906 million and INR 1,786 million (US$23.5 million) as of March 31, 2021 and March 31, 2022, respectively, are classified as restricted cash on the consolidated balance sheets.

As of March 31, 2022, the aggregate maturities of long-term debt are as follows:

	Annual maturities (1)
As of March 31,	INR	US$
	(In million)
2023	7,480	98.6
2024	6,497	85.6
2025	34,676	457.1
2026	5,755	75.9
2027	34,011	448.3
Thereafter	34,521	455.0
Total: aggregate maturities of long-term debt	122,940	1,620.5
Less: carrying value of unamortized debt financing costs	(1,189)	(15.7)
Net maturities of long-term debt	121,751	1,604.8
Less: current portion of long-term debt	9,209	121.4
Long-term debt	112,542	1,483.4

(1)	Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of March 31, 2022 as per Reserve Bank of India.

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

The provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2020	2021	2022	2022
	INR	INR	INR	US$
	(In million)
Current tax expense (1)	120	242	485	6.4
Withholding tax on interest on Inter-Company debt related to green bonds	258	384	367	4.8
Deferred income tax (benefit)/expense	111	(330)	464	6.1
Total	489	296	1,316	17.3

(1)	Current tax on profit before tax. Current tax includes INR 42 million (US$0.6 million) for tax adjustment relating to earlier years

Income/(loss) before income taxes is as follows:

	March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(In million)
Domestic operations	326	8	19	0.3
Foreign operations	(2,174)	(3,913)	(829)	(10.8)
Total	(1,848)	(3,905)	(810)	(10.5)

Net deferred income taxes on the consolidated balance sheet is as follows:

	March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets	2,836	4,201	55.4
Less: valuation allowance	(1,088)	(2,281)	(30.1)
Net deferred tax assets	1,748	1,920	25.3
Deferred tax liability	2,046	1,936	25.5

At March 31, 2022, the Company performed an analysis of the recoverability of the deferred tax asset. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required. Change in the valuation allowance for deferred tax assets as of March 31, 2021 and March 31, 2022 is as follows:

	March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Opening valuation allowance	217	1,088	14.3
Movement during the Year*	871	1,193	15.8
Closing valuation allowance	1,088	2,281	30.1

*	For financial year 2021 and 2022, The movement also includes INR 741 million and INR 843 million (US$ 11.1 million) respectively relating to capital loss on rooftop and other asset classified as held for sale. The movement for financial year 2021 and 2022 also includes INR 269 million and reversal of INR 125 million (US$ 1.6 million) respectively relating to other rooftop assets that are part of the sale agreement which are expected to be settled beyond 12 months.

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets:
Net operating loss (a)	8,620	12,309	162.2
Tax on Inter — Company margin	320	210	2.8
Deferred revenue	466	503	6.6
Asset retirement obligation	191	232	3.1
Depreciation and amortization	102	-	-
Minimum alternate tax credit	612	765	10.1
Other deductible temporary difference	280	226	3.0
Capital loss on investment in rooftop and other assets	741	843	11.1
Valuation allowance	(1,088)	(2,281)	(30.1)
Deferred tax liabilities:
Depreciation and amortization	(9,697)	(12,732)	(167.8)
Other comprehensive income	(845)	(91)	(1.2)
Net deferred tax (liability) asset	(298)	(16)	(0.2)

(a) Includes deferred tax on unabsorbed depreciation that can be carried forward indefinitely for set off as per income tax laws.

APGL, the holding company and two of its subsidiaries incorporated in Mauritius have an applicable income tax rate of 15%. However, the group’s significant operations are based in India and are taxable as per the Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered. The income tax rate differs from the amount computed by applying the statutory income tax rate to loss before income taxes and is as follows:

	2020		2021		2022
	Tax (INR)%		Tax (INR)%		Tax (INR)%		US$

Statutory income tax (benefit)/expense	(646)	34.94%	(1,365)	34.94%	(283)	34.94%	(3.7)
Temporary differences reversing in the Tax Holiday Period	(386)	20.88%	(1,070)	27.40%	(9)	(1.11)%	(0.1)
Impact of changes in tax rate	3	(0.16%)	-	-	-	-	-
Permanent timing differences	1,327	(71.81%)	1,423	(36.44%)	25	(3.05)%	0.3
Valuation allowance created / (reversed) during the year	(111)	6.03%	871	(22.30%)	1,193	(147.32)%	15.7
Tax adjustment relating to earlier years	-	-	-	-	42	(5.19)%	0.6
Withholding tax on interest on Inter-Company debt related to green bonds	258	(13.96%)	384	(9.83%)	367	(45.31)%	4.8
Other difference	44	(2.38%)	53	(1.36%)	(37)	4.57%	(0.5)
Total	489	(26.46%)	296	(7.58%)	1,316	(162.46)%	17.3

During the year end March 31, 2020, The Taxation Laws (Amendment) Act, 2019 has brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act had decided not to opt for this lower tax benefit and have continued

under the old regime for the fiscal year ended March 31, 2021 and 2022. The statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary.

As of March 31, 2020, 2021, and 2022, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely.

14. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(In million)
Interest expense:
Term loans	7,655	8,399	10,067	132.7
Bank charges and other (1)	871	598	2,341	30.9
Loss on account of modification of contractual cash flows	-	-	294	3.9
	8,526	8,997	12,702	167.5
Interest income:
Term and fixed deposits	564	554	578	7.6
Others	-	33	194	2.7
	564	587	772	10.3
Total	7,962	8,410	11,930	157.2

(1)	Bank charges and other includes amortization of debt financing costs of INR 709 million, INR 369 million and INR 1,107 million (US$14.6 million) for the years ended March 31, 2020, 2021 and 2022, respectively, and includes debt financing costs written off related to the debt refinancing amounting to INR 271 million, INR 30 million and INR 739 million (US$9.7 million), respectively.

15. Loss on foreign currency exchange

Loss on foreign currency exchange consists of the following:

	Year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(In million)
Unrealized loss/ (gain) on foreign currency loans	258	(12)	1	0.0
Realized (gain) loss on foreign currency loans	18	13	-	-
Realized loss/ (gain) on derivative instruments	109	(1)	(4,886)	(64.4)
Other loss on foreign currency exchange	127	7	4,852	64.0
Total	512	7	(33)	(0.4)

16. Equity shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2021, and 2022, there were 48,195,962 and 64,161,490 equity shares issued and outstanding.

	As of March 31,
	2021	2021	2022	2022
	Number of shares	INR in thousands	Number of shares	INR in thousands
Issued:
Outstanding and fully paid:
Equity shares of US$0.000625 par value each
Beginning balance	47,650,750	2,065	48,195,962	2,090
Issuance of new shares (1)	-	-	15,828,917	741
Exercise of ESOPs (2)	545,212	25	136,611	6
Ending balance	48,195,962	2,090	64,161,490	2,837

(1)	During the current year, the Company’s has raised proceeds of INR 18,621 million (US$245.4 million) net of issuance expenses through its Rights offering and has issued 15,828,917 equity shares (par value $0.000625 per share) at US$15.79 per share. These proceeds from the rights offering have been invested in subsidiaries and are utilised for repayment of existing corporate borrowings.
(2)	Refer Note 21 for details of ESOPs exercised during the year.

Accumulated other comprehensive loss

The following represents the changes and balances to the components of accumulated other comprehensive loss:

	Foreign currency translation, net of taxes	Cashflow Hedge, net of taxes	Total accumulated other comprehensive loss, net of taxes
	(INR)	(INR)	(INR)

Balance as of March 31, 2020	(7,682)	5,745	(1,937)
Adjustments during the year	1,600	(635)	965
Balance as of March 31, 2021	(6,082)	5,110	(972)
Adjustments during the year	2,943	(4,474)	(1,531)
Balance as of March 31, 2022	(3,139)	636	(2,503)
Balance as of March 31, 2022 ((US$) (Note 2(d))	(41.4)	8.4	(33.0)

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

Net (loss)/profit per share is presented below:

	Year ended March 31
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(US$)
	(amounts in millions, except share and per share data)
Net loss attributable to APGL equity shareholders (A)	(2,269)	(4,206)	(2,104)	(27.5)
Shares outstanding for allocation of undistributed income:
Equity shares	47,650,750	48,195,962	64,161,490	64,161,490
Weighted average shares outstanding
Equity shares – Basic (B)	43,048,026	47,979,581	50,876,360	50,876,360
Equity shares – Diluted (C)	43,048,026	47,979,581	50,876,360	50,876,360
Net (loss)/profit per share — basic and diluted
Equity earnings/(loss) per share – Basic (D=A/B)	(52.71)	(87.66)	(41.36)	(0.55)
Equity earnings/(loss) per share – Diluted (E=A/C)	(52.71)	(87.66)	(41.36)	(0.55)

Refer to Note 16 for details of shares issued.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 703,708 and 184,600 for years ended March 31, 2021 and 2022, respectively.

18. Leases

The Company has several non-cancellable operating leases, primarily for construction of solar power plants and for office facilities, warehouses, and office space that have a lease term ranging between 3 to 35 years (after considering further extendable period on mutual agreement by both lessor and lessee). The Company has considered the renewal options in determining the lease term to the extent it was reasonably certain to exercise those renewal options and accordingly, associated potential option payments are included as part of lease payments.

The components of lease cost for the year ended March 31, 2021 and March 31, 2022 were as follows:

	For the year ended March 31,
	2021	2022	2022
	INR	INR	US$
	(In million)
Operating lease cost	502	439	5.8
Short-term lease cost	13	17	0.2
Total lease cost	515	456	6.0

Amounts reported in the consolidated balance sheet as of March 31, 2021 and March 31, 2022 were as follows:

	As at March 31,	As at March 31,	As at March 31,
	2021	2022	2022
	INR	INR	US$
	(In million)
Non-current assets
Right-of-use assets*	4,214	4,465	58.9
Non-current liabilities
Lease liabilities	3,359	3,534	46.6
Current liabilities
Lease liabilities	283	300	4.0
Total operating lease liabilities	3,642	3,834	50.6

*	Also see note 27. “Whistle-blower Allegations and Special Committee Investigation” for adjustment towards payment made to land aggregators

Other information related to leases as of March 31, 2021 and March 31, 2022 was as follows:

	As at March 31,	As at March 31,	As at March 31,
	2021	2022	2022
	INR	INR	US$
	(In million)
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	331	310	4.1
Weighted average remaining lease term	30 years	30 years
Incremental borrowing rate	10%	10%

Maturities of lease liabilities under non-cancellable leases as of March 31, 2022 are as follows:

Year ended March 31, 2022	Amount (INR)	US$
	(In million)
Fiscal 2023	313	4.1
Fiscal 2024	320	4.2
Fiscal 2025	331	4.4
Fiscal 2026	340	4.5
Fiscal 2027	350	4.6
Thereafter	11,913	157.1
Total undiscounted lease payments	13,567	178.9
Less: Imputed interest	9,733	128.3
Total lease liabilities	3,834	50.6

19. Commitments, guarantees and contingencies

A)	Capital commitments

The commitments for the purchase of property, plant and equipment were INR 12,931 million and INR 2,857 million (US$37.7 million) as of March 31, 2021 and 2022 respectively.

B)	Guarantees

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees. These in total amount to INR 7,730 and INR 5,179 million (US$68.3 million) as of March 31, 2021 and 2022 respectively.

As of March 31, 2021 and 2022, the Company has irrevocable performance bank guarantees aggregating to INR 5,366 million and INR 2,320 million (US$30.6 million) respectively, in relation to under construction projects. Further, bank guarantees of INR 516 million and INR 1,517 million (US$20.0 million) as of March 31, 2021 and 2022 respectively are in relation to commissioned projects as per respective PPAs and other project requirements.

Bank guarantees amounting to INR 906 million and INR 458 million (US$6.0 million) as of March 31, 2021 and 2022 respectively, have been issued to meet Debt-Service Reserve Account (DSRA) requirements for outstanding loans.

We have also obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 932 million and INR 873 million (US$11.5 million) as of March 31, 2021 and 2022 respectively. We have given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

Further, INR 10 million and INR 11 million (US$0.1 million) bank guarantee as of March 31, 2021 and 2022 respectively, are towards other commitments. The funds released from maturity/settlement of existing bank guarantees can be used for future operational activities.

C) Contingencies

A PIL had been initiated by certain individuals claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MOP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim.

We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on November 30, 2022, whereby directions have been passed to parties to ensure installation of bird diverters in the Priority Area and for them to be in compliance with quality standards issued by the Supreme Court Committee. The PIL is presently pending. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. If the modification application is dismissed, we might entail significant costs and delays. Based on evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

20. Related Party Disclosures

The Company has certain loan facilities with International Finance Corporation (“IFC”), which was a substantial shareholder of the Company having significant influence, up-to August 6, 2021. During the current period, OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”), has acquired the entire stake of 19.4% in the Company, previously held by International Finance Corporation and IFC GIF Investment Company.

The Company had two outstanding disputes with its erstwhile Chief Executive Officer, Mr. Inderpreet Singh Wadhwa. During the current year, the Company has received an unfavorable Award from the Mumbai Centre for International Arbitration in relation to Mr. Wadhwa’s transition from the Company, and subsequently made payments as required in the Award, without prejudice to its rights.

In respect of second matter, during the current year the Company received a favorable Award from Singapore International Arbitration Centre in relation to the purchase price of shares, held by Mr. Inderpreet Singh Wadhwa and Mr. H. S. Wadhwa (erstwhile Chief Operating Officer), in Azure Power India Private Limited. However, Mr. Inderpreet Singh Wadhwa has challenged the award and filed an appeal before the High Court of Singapore. Subsequent to year end, the appeal challenging the SIAC Award has been dismissed by the Singapore court.

21. Share based compensation

The Company has a 2015 Stock Option Plan and 2016 Equity Incentive Plan and as amended on March 31, 2020 (collectively “ESOP Plans”) duly approved by the Board of Directors and had 2,023,744 stock options in the employee stock option pool. Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

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

The option grant price may be determined by the Compensation Committee and is specified in the option grant. The grant is in writing and specifies the number of options granted the price payable for exercising the options, the date/s on which some or all of the options shall be eligible for vesting, fulfilment of the performance and other conditions, if any, subject to when vesting shall take place and other terms and conditions thereto. The option grant can be exercised only by the employees/ Key Managerial personal (KMP) of the Company.

Employee Stock Option Plan and Restricted Stocks (RS)

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years, or July 20, 2025, or July 20, 2027, as the case may be, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the years ended March 31, 2021 and March 31, 2022 is set out below:

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2020	870,065	756
Granted (1)	443,772	1,466
Converted from RSU*	10,920	-
Exercised	(545,212)	709
Forfeited	(75,837)	861
Options outstanding as of March 31, 2021	703,708	1,217
Vested and exercisable as of March 31, 2021	231,712	852

(1)	Includes 4,273 RS granted during the year to its Directors.

*	The Company had converted RSU issued to its Board members into Restricted Shares (RS) at the then current share price on the date of conversion to be settled into equity shares of the Company.

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2021	703,708	1,217
Granted (1)	24,205	1583
Exercised	(136,611)	788
Forfeited	(32,474)	1,613
Options outstanding as of March 31, 2022	558,829	1,314
Vested and exercisable as of March 31, 2022	250,784	1,128

(1)	Includes 4,748 RS granted during the year to its Directors.

Total options available for grant as of March 31, 2022 was 457,114 ESOPs.

The Black-Scholes-Merton option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of the Company (considering sufficient history of its own data is available now for identifying the volatility). The risk-free interest rate is based on the yield of relevant time period based on US government bonds in effect at the time of grant for a period commensurate with the estimated expected life. The expected term of options granted is derived using the “simplified” method as allowed under the provisions of ASC Topic 718 to provide a reasonable basis upon which to estimate expected term.

The fair value of each share option granted to employees/ RS is estimated on the date of grant using the lack- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2021	2022
Dividend yield	0%	0%
Expected term (in years)	3.7 – 7.4	3.8 – 5.1
Expected volatility	34.0% - 45.6%	46.3% - 47.8%
Risk free interest rate	0.49% - 1.01%	0.55% - 0.80%

As of March 31, 2021, and 2022, the aggregate intrinsic value of all outstanding options was Nil.

The share-based compensation expense related to share options (including RS) is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled, INR 17 million, INR 36 million and INR 69 million (US$0.9 million) for the years ended March 31, 2020, 2021 and 2022, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2021 and 2022 was INR 8 million and INR 23 million (US$0.3 million), respectively.

Unrecognized compensation cost for unvested options as of March 31, 2022 is INR 104 million (US$1.4 million), which is expected to be expensed over a weighted average period of 3.1 years.

The intrinsic value of options exercised during the year ended March 31, 2021, and March 31, 2022 was INR 35 million and INR Nil respectively.

During November 2018, the Company repriced the exercise price for 692,507 options, which were previously awarded to certain officers, employees and directors under the ESOP plans from US$13.25 to US$11.90 per share. All terms and conditions of the eligible options, including the vesting schedule, service condition and other terms remain the same. The impact of the repricing of the options has been considered in the company’s financial statements.

The intrinsic value per option at the date of grant during the years ended March 31, 2021 and 2022 is as follows:

Date of grant	No. of options granted	Deemed fair value of equity shares (INR)	Intrinsic value per option at the time of grant (INR)	Valuation used
October 01, 2020*	4,273	2,320	—	Market price
March 31, 2021	182,800	2,057	—	Market price
July 7, 2021	20,000	1,838	—	Market price

*	Pertains to RSUs converted into RSs at the prevailing market price.

Stock Appreciation Rights (SARs)

The Company granted incentive compensation in the form of Stock Appreciation Rights (“SARs”), as defined in the Company’s 2016 Equity Incentive Plan, as amended on March 31, 2020, to its CEO and COO. The SARs have been granted in 4 tranches with maturity dates up to financial year March 31, 2028.

A summary of SARs activity during the periods ending March 31, 2021 and 2022 is set out below:

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2020	1,970,000	752
Granted	80,000	2,056
Exercised	(175,000)	722
Options outstanding as of March 31, 2021	1,875,000	810
Vested as of March 31, 2021	417,500	757
Exercisable as of March 31, 2021	67,500	940

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2021	1,875,000	810
Granted	-	-
Options outstanding as of March 31, 2022	1,875,000	810
Vested as of March 31, 2022	680,000	805
Exercisable as of March 31, 2022	130,000	1,154

The fair value of each SAR granted to employees is estimated at each reporting date using the Black- Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,
	2021	2022
Dividend yield	0%	0%
Expected term (in years)	3.7 – 5.2	3.2 – 4.7
Expected volatility	45.20% - 45.64%	49.32% - 52.52%
Risk free interest rate	0.63% - 1.01%	2.45% -2.49%

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totaled INR 1,319 million and reversal of expense of INR 373 million (US$4.9 million) for the year ended March 31, 2021 and 2022, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2021 and 2022 was INR Nil million. The carrying value of the liability recorded for SARs as at March 31, 2021 and 2022 was INR 1,217 million and INR 844 million (US$11.1 million), respectively.

Unrecognized compensation cost for unvested SARs as of March 31, 2022 is INR 414 million (US$5.5 million), which is expected to be expensed over a weighted average period of 3.4 years.

On April 26, 2022, the Company through its Board of Directors has accepted the resignations of erstwhile CEO and COO of the Company. Both of the KMP’s were relinquished from their roles with the Company/ Group with immediate effect. Considering the same adjustment in relation to stock appreciation rights of CEO and COO will be made in Fiscal Year 2023.

The fair value per SAR at the date of grant during the year ended March 31, 2022 is as follows:

Date of grant	No. of SARs granted	Deemed fair value of SAR (INR)	Vesting period	Valuation used
July 18, 2019	200,000	722	February 2020	Market price
July 18, 2019	1,600,000	722	March 31, 2020 to July 31, 2027	Market price
March 30, 2020	170,000	1,069	March 31, 2021 to March 31, 2024	Market price
March 30, 2021	80,000	2,056	March 31, 2022 to March 31, 2025	Market price

22. Post retirement plans

The Company has a defined benefit gratuity plan. Every employee who has completed five years or more of service is entitled to a gratuity on departure at 15 days salary (last drawn salary) for each completed year of service. The Scheme is unfunded and accrued cost is recognized through a provision in the accounts of the company.

The following table sets forth the changes in projected benefit obligations -

	As of March 31
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Benefit obligation at beginning of year	34	50	0.7
Service cost	13	14	0.2
Interest cost	3	4	0.1
Net actuarial loss (gain)	16	(8)	(0.1)
Benefits paid	(16)	(4)	(0.1)
Benefit obligation at end of year	50	56	0.8
Amounts recognized in statement of financial position at March 31 consist of:
Other non-current liabilities	47	53	0.7
Other current liabilities	3	3	0.1
Net amount recognized	50	56	0.8

Components of Net Periodic Benefit Cost (Income)

Net periodic benefit cost (income) for our postretirement benefit plans consisted of the following and is recorded as a component of general and administrative expenses in the Company’s consolidated statement of operations:

	Year ended March 31
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Service Cost	13	14	0.2
Interest Cost	3	4	0.1
Amortization of:
Net actuarial loss (gain)	16	(8)	(0.1)
Net periodic benefit cost (income)	32	10	0.2

The principal assumptions used in determining gratuity for the Company’s plans are shown below:

	Year ended March 31
	2021	2022
Discount rate	7.53%	7.92%
Salary escalation rate	10.00%	10.00%
Employee turnover rate	9.00%	9.00%
Retirement age	58 years	58 years

The following estimated payments to the defined benefit plan in future years:

	Year ended March 31
	2021	2022	2022
	(INR)	(INR)	(US$)
	(In million)
Within the next
- 1 year	3	4	0.1
- 1 and 2 years	3	3	0.0
- 2 and 3 years	3	4	0.1
- 3 and 4 years	4	5	0.1
- 4 and 5 years	4	5	0.1
- 5 and 10 years	25	24	0.3

23. Impairment of assets and Assets held for sale

In April 2021, the Company has entered into an agreement with Radiance to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MW (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. The Company had recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the year ended March 31, 2021, pursuant thereto these assets (net) are carried at its fair values in the financial statements.

 As per the terms of the Rooftop Sale Agreement in respect to 43.2 MW operating capacity that are part of the Restricted Groups (as defined in the respective Green Bond Indentures) 48.6% of the equity ownership has been transferred to Radiance on the closing date, and pursuant to the terms of the Green Bond Indentures, the remaining 51.4% may only be transferred post refinancing of the Green Bonds. During the current year in August 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one of a rooftop project of 10 MW, the restriction on transfer of shareholding was released and related assets and liabilities of the SPV have been reclassified as assets held for sale. Further, the loan repaid by the Company relating to this 10 MW project will be recovered from Radiance.

The transfer of ownership for the remaining operating capacity of 33.2 MW for the Solar Green Bonds is not anticipated to occur within 12 months, hence, the assets and liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions in the consolidated financial statements at March 31, 2022 and March 31, 2021 respectively.

There is also a restriction on transfer of equity ownership relating to the 16 MW project with Delhi Jal Board (DJB), wherein 49% of the equity ownership will be transferred to Radiance on closing date, and the remaining 51% will be transferred on or after March 31, 2024. Accordingly, the related assets and liabilities of the DJB 16 MW project are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions at March 31, 2022 and March 31, 2021 respectively.

In May 2021, the Company has disposed its investment in a subsidiary on a going concern basis for consideration of INR 123 million (US$1.7 million). The same was reported as asset held for sale under financials for the year ended March 31, 2021.

In February 2022, the Company has also executed a revised agreement with Radiance and transferred 100% shareholding in relation to 15.9 MW operating MW of rooftop entities (including 10 MW where restriction on account of Bonds was released post refinancing), 48.6% of the equity ownership of entities forming part of Restricted Groups having 33.2 MW operating capacity and 49% of the equity ownership relating to the 16 MW project with Delhi Jal Board (DJB). Further, subsequent to year end, Company has transferred 100% shareholding in relation to 2.5 MW operating capacity

In the event the sale of the Rooftop Subsidiaries does not occur, the Company must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

On May 27, 2023, Radiance have sent the Company a notice to terminate the Master Share Purchase Agreement in relation to 86.5 MW Rooftop portfolio. The Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement. Accordingly, the assets and related liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead re-classified within the respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

The assets and liabilities of the Rooftop Subsidiaries classified as held for sale, together with the calculation of the related impairment loss is shown below.

	As of March 31,
	2022	2022	2021
	(INR)	(US$)	(INR)
	(In million)
Current assets:
Cash and cash equivalents	41	0.6	290
Restricted cash	9	0.1	84
Accounts receivable, net	1	0.0	149
Prepaid expenses and other current assets	-	-	44
Total current assets	51	0.7	567
Restricted cash	-	-	143
Property, plant and equipment, net	96	1.3	4,576
Deferred income taxes	-	-	359
Right-of-use assets	-	-	87
Other assets	-	-	23
Total assets (A)	147	2.0	5,755
Liabilities
Current liabilities:
Accounts payable	1	0.0	13
Current portion of long-term debt	66	0.9	12
Interest payable	2	0.0	91
Other liabilities	4	0.1	159
Total current liabilities	73	1.0	275
Non-current liabilities:
Long-term debt	-	-	1,939
Deferred income taxes	-	-	6
Other liabilities	-	-	59
Total liabilities (B)	73	1.0	2,279
Net Assets (C=A-B)	74	1.0	3,476
Fair value (D)	54	0.7	878
Impairment loss/ (reversal)* (E=C-D)	20	0.3	2,598

The Company has recognized reversal of impairment loss of INR 80 million (US$1.1 million) in this respect under in Consolidated Statement of Operations for the current year ended March 31, 2022, primarily due to 86.5 MW rooftop portfolio re-classified from asset held for sale to respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

The fair value of consideration related to the rooftop sale in previous year includes expected recovery of VGF for INR 463 million (US$6.1 million). The Company has undertaken to refund to the purchaser an amount equivalent to 85% of any shortfall in recovery of VGF. Based on the current circumstances, management has assessed that they have complied with the conditions associated with the grant of VGF and hence have determined that the recovery of the VGF is likely.

During the current year ended March 31, 2022, in respect of the 33.2 MW operating capacity that are part of the Restricted Groups, and 16 MW project with Delhi Jal Board, the Company has consolidated the entities in the consolidated financial statements and net carrying value of assets are reinstated. The Company has reported the Minority interest equivalent to shareholding transferred to Radiance.

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

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	914	-	914	-
Non-current assets
Fair valuation of swaps and options (INR)	5,765	-	5,765	-
Forward exchange derivative contracts (INR)	21	-	21	-
Total assets (INR)	6,700	-	6,700	-
Total assets (US$)	91.6	-	91.6	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts	961	-	961	-
Non-current liabilities
Other Liabilities
Fair valuation of swaps and forward (INR)	251	-	251	-
Total Liabilities (INR)	1,212	-	1,212	-
Total Liabilities (US$)	16.5	-	16.5	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	13	-	13	-
Non-current assets
Fair valuation of swaps and options (INR)	2,647	-	2,647	-
Fair valuation of swaps and forward (INR)	883	-	883	-
Total assets (INR)	3,543	-	3,543	-
Total assets (US$)	46.7	-	46.7	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts (INR)	106	-	106	-
Fair valuation of swaps and forward (INR)	658	-	658	-
Fair valuation of swaps and options (INR)	1,735	-	1,735	-
Non-current liabilities
Fair valuation of swaps and forward (INR)	7	-	7	-
Total Liabilities (INR)	2,506	-	2,506	-
Total Liabilities (US$)	33.0	-	33.0	-

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments and are classified as level 2. There have been no transfers between categories during the current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	61,993	66,255	905.9
Indian rupee loans	5,910	5,628	76.9

	As of March 31,
	2022
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	56,785	57,032	751.7
Indian rupee loans	4,006	3,580	47.2

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

The carrying value and fair value of the Company’s investment in the Bank of Mauritius notes, classified as held to maturity securities is as follows:

	As of March 31,
	2021
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Non-current investments:
Fixed rate Bank of Mauritius notes	7	7	0.1

	As of March 31,
	2022
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Current investments:
Fixed rate Bank of Mauritius notes	6	6	0.1

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

25. Derivative instruments and hedging activities

Option Contracts Undesignated as Hedge

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2020, 2021 and 2022 aggregated INR 109 million, INR Nil million and INR Nil, respectively.

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

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2022.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2021 and 2022:

	As of March 31, 2021
	Notional Amount	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)	Other Assets (Fair Value)	Other Assets (Fair Value)	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)
	(US$)	(INR)	(INR)	(INR)	(US$)	(US$)	(US$)
	(In million)
Fair valuation of swaps and options	849.7	-	-	5,765	78.8	-	-
Forward exchange derivative contracts	11.2	-	-	21	0.3	-	-
Fair valuation of swaps and forward	94.6	251	-	-	-	3.4	-
Forward exchange derivative contracts	46.1	-	38	-	-	-	0.5

	March 31, 2021
	Notional	Current Liabilities	Other Assets	Current Liabilities
	(US$)	(INR)	(INR)	(US$)
	(In million)
Forward exchange derivative contracts	101.4	74	—	1.0

	As of March 31, 2022
	Notional Amount	Non- Current Liabilities (Fair Value)	Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)	Other Non-Current Assets (Fair Value)	Other Non-Current Assets (Fair Value)	Current Liabilities (Fair Value)	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)
	(US$)	(INR)	(INR)	(INR)	(INR)	(US$)	(US$)	(US$)	(US$)
	Audited
	(In million)
Fair valuation of swaps and options	753.9	-	1,735	-	2,647	34.9	22.9	-	-
Forward exchange derivative contracts	93.8	-	106	13	-	-	1.4	-	0.2
Fair valuation of swaps and forward	253.7	7	658	-	883	11.6	8.7	0.1	-

The company recorded the net fair value of derivative liability of INR 827 million and INR 4,404 million (US$58.0 million) in the Other comprehensive income for the year ended March 31, 2021 and 2022, respectively and recorded an expense of INR 1,918 million and INR 1,302 million (US$17.2 million) related to the amortization of the cost of the hedge for the year ended March 31, 2021 and 2022, respectively.

The foreign exchange derivative contracts mature generally over a period of 0.7 – 4.3 years.

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

The foreign exchange derivative contracts mature generally over a period of 1 months – 9 months.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The hedge contracts were effective as of March 31, 2022.

	As of March 31, 2021
	Notional	Current Liabilities (Fair value)	Prepaid expenses and other current assets (Fair value)	Prepaid expenses and other current assets (Fair value)	Current Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)	(US$)
	Audited
	(In million)
Forward exchange derivative contracts	265.1	887	876	12.0	12.1

	As of March 31, 2022
	Notional	Current Liabilities (Fair value)	Prepaid expenses and other current assets (Fair value)	Prepaid expenses and other current assets (Fair value)	Current Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)	(US$)
	Audited
	(In million)
Forward exchange derivative contracts	15.7	12	1	0.0	0.2

The company recorded the fair value of derivative asset/liability of INR 887 million and INR 12 million (US$0.2 million) as at March 31, 2021 and 2022, respectively and incurred an amount of INR 200 million and INR 1,001 million (US$13.2 million) related to acquisition of capital assets during the year ended March 31, 2021 and 2022, respectively.

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

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2021 and 2022:

	March 31, 2021		March 31, 2022
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable*	of Power	Receivable *
Solar Energy Corporation of India	21.47%	13.17%	30.09%	39.64%
Punjab State Power Corporation Limited	13.46%	11.60%	10.71%	4.53%
NTPC Vidyut Vyapar Nigam Limited	20.36%	10.54%	15.23%	5.42%
Hubli Electricity Supply Company Limited	5.08%	9.45%	5.32%	10.49%
Chamundeshwari Electricity Supply Company	3.62%	14.41%	2.88%	8.20%
Andhra Pradesh Power Coordination Committee	3.53%	18.32%	2.83%	13.12%
Gujarat Urja Vikas Nigam Limited	11.17%	3.16%	8.89%	1.79%

*	Includes receivables for Rooftop entities

27. Whistle-blower Allegations and Special Committee Investigation

In June and July 2021, we received whistle-blower complaints alleging corrupt conduct in acquisition of land, improper use of political connections, special treatment of certain employees, payment of kickbacks, and improper conduct by our “sales team” (this specific allegation was later determined to be a hoax). Our Ethics Committee, supervised by the Board’s Audit and Risk Committee and with the support of outside counsel and forensic accounting professionals, conducted a fulsome investigation into these allegations and found none to be substantiated. We nonetheless implemented enhancements to our compliance program recommended by our advisors after the investigations had concluded.

In addition, on October 1, 2021, the Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi in respect of an earlier Enforcement Case Information Report. Our former Group Chief Financial Officer and current Chief Financial Officer of our subsidiary APIPL, Mr. Pawan Kumar Agrawal, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. We will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

In May 2022, we received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of our projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, we identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence that any improper payment was made to any government official was identified. Further, in Fiscal 2023, we reported to SECI that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised us, inter alia, that the project may be liable for damages and penalties for shortfalls in generation and for not commissioning the full capacity required under its PPA in a timely manner.

In September 2022, we received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other allegations. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of our projects. The investigation specified that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR 135 million (US$ 1.8 million) on estimate, as a prudent measure in the given project. Further, we have reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR 118 million (US$ 1.6 million) has been made in the books of account on estimate, as a prudent measure, though no improper payments by the Group could be identified.

We also identified potential misrepresentations made by former executives to the Board in July 2021 regarding an asset purchase transaction for the development of a wind project. In addition, it appears our former executive officers may have circumvented internal policies in connection with the approval of another transaction related to another wind project. We were not able to identify any evidence of improper payments related to either of these transactions. Considering the observations regarding the transactions, we have reassessed the valuation of the asset purchase and related government orders and did not find any adjustment that needed to be made in the books of account.

Our investigation did not substantiate other portions of this September 2022 whistle-blower complaint.

As part of our investigations of the May 2022 and September 2022 whistle-blower complaints, we also widened our review to include a review of projects commissioned in Fiscal 2022 and Fiscal 2023 to ensure that similar weaknesses were not present. As part of our investigations, we identified inconsistencies in project data in certain of our projects, but we identified no improper payments made in connection with these projects.

We have taken a range of actions due to these findings, and the employees involved in the misconduct are no longer associated with us. In accordance with the recommendations of the Ethics Committee, the Board’s Audit and Risk Committee and their legal and forensic advisors, we are implementing remedial measures in both project control and monitoring. Further, we reported the findings from its investigations of the May 2022 and September 2022 whistle-blower complaints to the SEC and the U.S. Department of Justice, and we continue to cooperate with these authorities.

In addition, a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that former executives were involved in an apparent scheme with persons outside the Company to make improper payments in relation to a project but no related improper payments or transfers by the Group have been identified. The Special Committee’s review and its findings could impact our decision-making in connection with such projects. We have disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and we continue to cooperate with those agencies.

Our Group including our subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on us. Any such fines or penalties could materially and adversely affect our business, results of operations, financial condition and cash flows in future periods. In addition, we could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by our employees and former employees and executives.

28. Subsequent events

On April 26, 2022, the Company through its Board of Directors (“BOD”) has accepted the resignations of erstwhile CEO and COO of the Company. Both of the KMP’s were relinquished from their roles with the Company/ Group with immediate effect. Mr. Richard Alan Rosling, Chairman of the BOD, oversaw the operations of the Company during the interim period till the appointment of new CEO on July 1, 2022, supported by a Committee of Directors.

On July 1, 2022, Mr. Harsh Shah has joined as new Chief Executive Officer (“CEO”) of the Company and subsequently resigned on August 29, 2022 with immediate effect. Thereafter, Mr. Rupesh Agarwal took charge as Acting CEO of the Company on Harsh’s resignation.

On May 11, 2022, the Company has announced the appointment of Ms. Delphine Voeltzel as a nominee board member of the Company, on behalf of OMERS Infrastructure.

On May 12, 2022, The Company has entered into a share purchase agreement, Debenture subscription agreement and module supply agreement with M/s Premier Energies limited (“Premier/ Manufacturer”), a solar module manufacturing company, relating to execution of tender received from SECI (also See Note 10 above relating to investment in equities).

On May 14, 2022, The Company has entered into a termination agreement with M/s Waaree Energies Limited, a solar module manufacturing company. The related non-recurring fee paid on account of termination, have been provided for in books of account in current year. (also See Note 10 above relating to investment in equities).

On September 30, 2022, the Company has announced the appointment of Mr. Sugata Sircar as an independent non-executive director of the Company and on May 03, 2023, the Company announced the appointment of Mr. Sugata Sircar as Group CFO and Executive Director, Finance of the Company’s subsidiary, Azure Power India Private Limited, with effect from May 1, 2023. He has resigned from his position as Non-executive Independent Director and member of the Company’s Audit & Risk Committee and Capital Committee.

On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. Mr. M.S Unnikrishnan has become the Chairman of the Board of the Company.

On February 10, 2023, the Company has announced the appointment of Mr. Jean-François Boisvenu as an Independent Non-Executive Director based in Mauritius on the Company’s Board effective February 08, 2023.

On March 31, 2023, the Company has announced the appointment of Mr. Gowtamsingh (Vikash) Dabee as an Independent Non-Executive Director effective March 30, 2023. He replaced Mrs. Yung Oy Pin Lun Leung (Jane) who resigned as an Independent Non-Executive Director on 16 March 2023.

On May 3, 2023, the Company has announced the appointment of Mr. Sunil Gupta as Chief Executive Officer (CEO) effective July 10, 2023, replacing the acting CEO, Rupesh Agarwal.

On May 27, 2023, Radiance have sent the Company a notice to terminate the Master Share Purchase Agreement in relation to 86.5 MW Rooftop portfolio in relation to Azure Power Rooftop (Genco) Private Limited and related group SPVs. The Company is in discussion with Radiance to mutually terminate the transfer in shareholding of the un-transferred 86.5 MW portfolio to Radiance, and the same shall be subject to modification of the Amended Rooftop Sale Agreement. Accordingly, the assets and related liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead re-classified within the respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

On June 16, 2023, the Company has announced the appointment of Mr. Richard Payette as an Independent non-executive Director on the Company’s Board effective July 1, 2023.

On June 23, 2023, the Company has announced the resignation of Ms. Christine Ann Mc Namara as an Independent non-executive Director on the Company’s Board.

Subsequent to year end, the Company has received letters from its offtakers that they would pay the outstanding dues as on June 03, 2022, in monthly installments ranging from 12-48 months as per Electricity (Late Payment Surcharge and Related Matters) Rules 2022. The Company has already starting receiving these amounts subsequently.

We were parties to an arbitration proceeding before Singapore International Arbitration Centre (“SIAC”) against one of the module suppliers whereby we claimed amongst others breach of module supply agreement. Subsequent to the year end, we have amicably settled the dispute.