Form 20-F
period 2023-03-31
Azure Power Global Ltd
filed 2024-03-28
CIK 1633438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2023

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-37909

Azure Power Global Limited

(Exact name of Registrant as specified in its charter)

Mauritius

(Jurisdiction of Incorporation or Organization)

8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India

Telephone: +91-124 4155755

(Address and Telephone Number of Principal Executive Offices)

Sunil Gupta, Chief Executive Officer

8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India

Telephone: +91-124 4155755, e-mail: sunil.gupta@azurepower.com

Sugata Sircar, Chief Financial Officer

8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India

Telephone: +91-124 4155755, e-mail: sugata.sircar@azurepower.com

(Name, Telephone, email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Equity Shares, par value US$0.000625 per share	AZRE(1)	New York Stock Exchange(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

As of March 31, 2023, 64,166,360 equity shares, par value US$0.000625 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒(1)

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that are required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer or an emerging growth company. See the definitions of “large, accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

(1)	During the fiscal year ended March 31, 2023 to which this annual report relates, Azure Power Global Limited had its equity shares registered under Section 12(b) of the Securities Exchange Act of 1934. As of the date of filing, due to the delisting of its equity shares from the New York Stock Exchange, Azure Power Global Limited no longer has securities registered under Section 12(b) of the Securities Exchange Act of 1934 and instead is required to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

i

FORM 20-F CROSS-REFERENCE GUIDE

Item #	Form 20-F caption	Location in this Report	Page
	Conventions used in the Annual report	Conventions used in this Annual Report	v, vi
	Special note regarding FORWARD-LOOKING INFORMATION	Forward-Looking Statements	vii
1	Identity of directors, senior management and advisers	Not applicable	-
2	Offer statistics and expected timetable	Not applicable	-
3	Key information
	3A. [Reserved]		-
	3B. Capitalization and Indebtedness	Not applicable	-
	3C. Reasons for the Offer and Use of Proceeds	Not applicable	-
	3D. Risk Factors	Risk Factors	65
4	Information on the Company
	4A. History and Development of the Company	Business Overview, Company Overview	1, 6
	4B. Business Overview	Business Overview, Company Overview, Industry Overview	1, 6, 9
	4C. Organizational Structure	Company Overview	6
	4D. Property, Plants and Equipment	Overview	21
4A	Unresolved staff comments	Unresolved SEC Staff comments	101
5	Operating and financial review and prospects
	5A. Operating Results	Results of Operations	38
	5B. Liquidity and Capital Resources	Liquidity and Capital Resources	43
	5C. Research and Development, Patents and Licenses, etc.	Not applicable	-
	5D. Trend Information	Trend Information	42
	5E. Critical Accounting Estimates	Critical Accounting Policies and Estimates	50
6	Directors, senior management and employees
	6A. Directors and Senior Management	Management	52
	6B. Compensation	Management Compensation	58
	6C. Board Practices	Board Practices, Board Committees	57, 60
	6D. Employees	Employees	63
	6E. Share Ownership	Major Shareholders	51
7	Major shareholders and related party transactions
	7A. Major Shareholders	Major Shareholders	51
	7B. Related Party Transactions	Related Party Transactions	51
	7C. Interest of Experts and Counsel	Not applicable	-
8	Financial information
	8A. Consolidated Statements and Other Financial Information	Financial statements, Legal Proceedings, Distribution	F-1, 52, 91
	8B. Significant Changes	Significant Changes	52
9	The offer and listing
	9A. Offer and Listing Details	Trading Markets	52
	9B. Plan of Distribution	Not applicable	-
	9C. Markets	Trading Markets	52
	9D. Selling Shareholders	Not applicable	-
	9E. Dilution	Not applicable	-
	9F. Expenses of the Issue	Not applicable	-
10	Additional information
	10A. Share Capital	Bylaws	94
	10B. Memorandum and Articles of Association	Bylaws	94
	10C. Material Contracts	Material Contracts	94
	10D. Exchange Controls	Exchange Controls and Other Limitations Affecting Security Holders	95
	10E. Taxation	Taxation	95
	10F. Dividends and Paying Agents	Not applicable	-
	10G. Statements by Experts	Not applicable	-
	10H. Documents on Display	Information Filed with Securities Regulators	101
	10I. Subsidiary Information	Not applicable	-
11	Quantitative and qualitative disclosures about market risk
	11a. Quantitative information about market risk	Quantitative and Qualitative information about market risk	98

Item #	Form 20-F caption	Location in this Report	Page
	11b. Qualitative information about market risk	Quantitative and Qualitative information about market risk	98
	11c. Interim Period	Not applicable	-
12	Description of securities other than equity securities
	12A. Debt Securities	Not applicable	-
	12B. Warrants and Rights	Not applicable	-
	12C. Other Securities	Not applicable	-
	12D. American Depositary Shares	Not applicable	-
13	Defaults, dividend arrearages and delinquencies	Liquidity and Capital Resources	43
14	Material modifications to the right of security holders and use of proceeds	Material Modifications to the Rights of Security Holders and Use of Proceeds	52
15	Control and procedures
	15a. Disclosure Controls and Procedures	Controls and Procedures	99
	15b. Management’s Report on Internal Control over Financial Reporting	Controls and Procedures	99
	15c. Attestation Report of the Registered Public Accounting Firm	Controls and Procedures	99
	15d. Changes in Internal Control over Financial Reporting	Controls and Procedures	99
16	[Reserved]
16A	Audit committee financial expert	Board Committees	60
16B	Code of ethics	Whistle-Blower Policy	100
16C	Principal accountant fees and services	Principal accountant fees and services	101
16D	Exemptions from the listing standards for audit committees	Board Committees; Corporate Governance	60, 100
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable	-
16F	Change in registrant’s certifying accountant	Principal Accountant Fees and Services	101
16G	Corporate Governance	Corporate Governance	100
16H	Mine safety disclosure	Not applicable	-
16I	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	-
17	Financial statements	Not applicable	-
18	Financial statements	Financial statements	F-1
19	Exhibits	Exhibits	102

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
“CEA” refers to Central Electricity Authority
“CEO” refers to Chief Executive Officer
“CERC” refers to the Central Electricity Regulatory Commission of India, the state level counterparts of which are referred to as “State Electricity Regulatory Commission”, or “SERC”
“CFO” refers to Chief Financial Officer
“Contracted” refers to capacity won and for which a PPA has been signed with off taker
“COO” refers to Chief Operating Officer
“COVID-19” refers to novel coronavirus disease of 2019
“CPSU” refers to Central Public Sector Undertaking
“CSR” refers to Corporate Social Responsibility
“CTU” refers to Central Transmission Utility
“Discom” refers to Distribution Company
“EPC” refers to Engineering, Procurement and Construction
“ERM” refers to Enterprise Risk Management
“ESG” refers to Environmental, Social and Governance
“FDI” refers to Foreign Direct Investment
“GBC” refers to Global Business Company
“GDP” refers to Gross Domestic Product
“GH/GA” refers to Green Hydrogen/ Green Ammonia
“GIB” refers to Great Indian Bustard
“GoI” refers to Government of India
“GST” refers to Goods and Service Tax
“GW” refers to Gigawatt
“INR”, “rupees”, or “Indian rupees” refers to the legal currency of India
“ISTS” refers to Inter State Transmission System
“KERC” refers to Karnataka Electricity Regulatory Commission
“LoA” refers to Letter of Award
“MNRE” refers to Ministry of New and Renewable Energy, Government of India.
“MoP” refers to Ministry of Power, Government of India
“MSEDCL” refers to Maharashtra State Electricity Distribution Co. Limited
“MMT” refers to million metric tonnes
“MW” refers to Megawatt
“NAPCC” refers to National Action Plan on Climate Change
“NSM” refers to the Jawaharlal Nehru National Solar Mission.
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
“RPO” refers to Renewable Purchase Obligation
“SEC” refers to the U.S. Securities and Exchange Commission
“SECI” refers to Solar Energy Corporation of India
“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States
“US$”, “$” or “U.S. dollars” refers to the legal currency of the United States
“VGF” refers to Viability Gap Funding

v

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

This annual report contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 82.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views about future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements because of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	the pace of government sponsored auctions and changes in auction rules;
●	availability of land for projects and transmission capacity installed for evacuation of power generated;
●	permitting, development and construction of our project pipeline according to schedule;
●	solar irradiation and wind availability in the regions in which we operate;
●	adverse change in laws and regulations related to environmental, health and safety;
●	developments in, or changes to, laws, regulations, governmental policies, incentives, and taxation affecting our operations;
●	our ability to successfully implement any of our business strategies, including acquiring other companies and sale of our assets;
●	our ability to enter into Power Purchase Agreements (“PPAs”), on acceptable terms, the occurrence of any event that may expose us to certain risks under our PPAs and the willingness and ability of counterparties to our PPAs to fulfil their obligations;
●	solar power curtailments by state electricity authorities;
●	material changes in the costs and availability of solar panels, raw materials, capital equipment’s and other equipment and manpower required for our operations;
●	the impact of the recent delisting of our Company’s shares from the NYSE;
●	the impact of fraud or other misconduct (including bribery) by our directors, officers and employees and former directors, officers and employees; and
●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (i) economic, political and social issues in the country in which we operate, (ii) the domestic as well as global economy, (iii) financial and capital markets, (iv) Indian government policies and regulation on renewable energy, (v) tax related laws in the US, Mauritius and India, and (vi) degree of competition in the renewable energy market in India.

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

I. BUSINESS, COMPANY & INDUSTRY OVERVIEW

A. Business Overview

Azure is one of India’s leading utility scale renewable energy project developers and operators. We build, own, and operate large grid-scale renewable energy projects across India that supply clean energy to India’s power grid. We developed India’s first utility-scale solar power project in 2009 and have since then grown to achieve substantial scale in the Indian renewable industry. Our Operational, Contracted and Awarded capacity now stands at 4,278 MW (excluding 3,033 MW for which we will not continue with construction, see “– Project Pipeline”) including 86.5 MW of rooftop capacity and Contracted and Awarded capacity of 1,237 MW. We have a total operating capacity of 3,041 MW including rooftop capacity. Our operational power plants are spread over 12 Indian states. Out of total operational capacity, 90% of our plants are in high irradiation zones like Rajasthan, Gujarat, Maharashtra and Andhra Pradesh. Below are outlines of our utility scale operational portfolio.

We sell renewable power under long term PPAs, typically 25 years in duration, at a fixed tariff. The strength of our off take customers is fundamental to our business and more than 62% of our PPAs (operational capacity) are signed with top rated central government owned intermediaries such as SECI and NTPC, providing predictable and consistent revenues and cash flows. Further, according to a report published by MoP in April 2023, among the state government owned Discoms that we have large capacities contracted with, Gujarat is rated A+, Punjab & Assam are A rated, while the three Discoms of Karnataka (CESCOM, GESCOM and HESCOM) are B rated, and Maharashtra Discom is rated B-. Our counterparty exposure for the commissioned capacity is set out below:

During FY 2023, we generated 5,854 million units of clean and green electricity for the Indian power grid. Our goal is to remain a leader in the renewable energy market in India. All our operating assets are currently solar. We intend to explore adding wind, hybrid and storage assets over time, to complement our solar generation capacity.

Our Competitive Advantage

We believe that Azure has developed durable competitive advantages from a range of factors, including:

(i)	Pioneer: Being a leader in renewable energy industry is fundamental to Azure. We have been early adopters of proven technologies, such as bi-facial modules, trackers, and robotic dry cleaning. Our track record in project financing and refinancing includes the issue of Green Bonds at the lowest rates in India’s renewable industry.

(ii)	Strong customer portfolio: More than 62% of our signed PPAs (operational capacity) are with central government owned intermediaries like SECI and NTPC. This means that our off take profile is strong with an industry leading portfolio receivable cycle and the least possible disruptions to revenue collections.

(iii)	Focus on efficiency and productivity: All our plants are connected to a Centralized Monitoring System which record and monitor our plant performance on real time basis and maintenance data on a daily, weekly and monthly basis. Being an early mover in the Indian solar industry we have inhouse expertise to manage substations from small to large voltage of up to 400kV, which is the second highest voltage level available in India.

(iv)	Access to capital: Capital is one of the most important resources in our business, and we believe that strong backing from our large shareholders is a critical advantage. This strong sponsorship and our solid track record supports us in the credit markets, demonstrated by the access to project and corporate debt in general and specifically in the refinancing of our first Green Bond in FY 2022. Refer to “Risk Factors ̶ Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements” and “Certain Factors affecting our Results” for further discussion of rating updates.

(v)	Focus on ESG standards: At Azure, our efforts are focused on integrating sustainability with our business strategy and day to day operation of the company. A framework has been developed to link the executive compensation to its ESG performance by developing an organizational level scorecard. ESG risks have been integrated into our enterprise risk management (“ERM”) framework and we are a signatory to the United Nations Global Compact’s Ten Principles. As a pivotal partner in India’s transition to clean journey, we are taking measures to monitor and improve our environmental performance rolling out initiatives like deployment of robotic cleaning to reduce our dependence on ground water, planting trees across sites to enhance our natural capital and tracking and reducing our greenhouse gas emissions. We have institutionalized an EV Policy to replace our fossil-based vehicles to EVs in an effort to reduce its dependence on fossil fuel. We have committed to enhance natural capital by planting 50 trees per MW for projects that we install in future. We are ISO 140001 (Env.) and 45001 (Safety) certified. We are strictly governed by key policies including our anti-bribery and corruption policy, whistle blower policy, code of business conduct and ethics and corporate social responsibility. In October 2022, we won the prestigious Golden Peacock Award for Sustainability for 2022.

(vi)	Innovation: We have adopted world class technology and systems to deliver sustainable value in our business. To study new technologies and the interplay between various elements of renewable power generation, we setup a test laboratory in the state of Rajasthan in 2021. This facility is aimed at improving construction processes and testing new technologies before they are mainstreamed in our projects. We have developed design and execution technologies for module mounting structure and electrical connections to suit projects located even in challenging environments. Technologies recently deployed at scale include automated robotic cleaning at different sites, use of drone for predictive and rapid maintenance identification and improving revenue by reducing electrical mismatch and import energy.

Our Business Strategy

India is our focus market which has emerged as the third largest producer and consumer of electricity in the world. It is a global pacesetter in terms of renewable energy capacity additions and is on track to become one of the world’s largest markets for clean energy technologies. In 2023 alone, various central and state government agencies and distribution companies in India auctioned 22.9 GW of renewable energy capacity. India has set ambitious climate change and energy transition targets, including Net-Zero carbon emissions by 2070, growth of non-fossil fuel energy capacity to 500 GW by 2030 and to achieve energy independence by 2047. The Government of India’s (“GoI”) support for the sector, macro factors such as increased electrification and rapid urbanization are expected to result in India representing a significant share in the global renewable energy market across technologies like solar and wind. For more information, see “– Industry Overview”.

We believe we are well positioned to benefit from the expanding renewable energy market in India. We expect to continue to invest in the capabilities that we believe give us an edge in an increasingly competitive market. These include:

●	in-house expertise in competitive bidding, design, construction, and operation of renewable energy assets to world class standards of quality and cost;
●	deep engagement in the evolving Indian renewable energy ecosystem with policy makers, regulators and customers at central and state levels;
●	leadership in raising and deploying both equity and debt capital, including project and climate financing;
●	insight into and early deployment of evolving technologies, including construction techniques, and digital and automated optimization and grid interface; and
●	strong and effective governance including corporate responsibility and community engagement.

Our strategic priorities are:

●	to execute our pipeline while managing risk and delivering targeted investment returns;
●	to bid for and win renewable energy auctions in India focused on solar, wind, storage, and their hybrid solutions with a bidding strategy that conforms to our risk-return profile;
●	to maintain world class standards of safety, reliability and efficiency at our plants using leading digital and automated tools;
●	to build capabilities to address a more demanding utility grid environment led by higher renewable energy penetration. in addition to existing solar capabilities, we plan to increase our non-solar generation, especially wind and storage; and
●	to develop business beyond the core utility business by partnering with large energy users for their requirements by providing reliable renewable energy.

To execute our pipeline of projects

Delivering on our pipeline in a timely and efficient manner – within acceptable risk and return parameters – is one of our key strategic priorities. We have signed PPAs for approximately 270 MW of our pipeline not including 3,033 MW for which we will not continue with construction, see “– Project Pipeline” and have signed Letters of Awards (“LoAs”) for another 967 MW. Whilst most of the pipeline is in solar, we have started early-stage development on wind projects and wind solar hybrid projects. We continue to identify project sites with good renewable energy resource potential, connectivity to the grid, and favourable on-ground working ecosystem.

Bid for and win renewable energy auctions in India in line with our risk and return profile

The ambitious targets set by the GoI, combined with climate change commitments being announced by Indian corporates, are expected to substantially increase the demand for clean energy. India offers tremendous potential in solar and wind power, which should be the fastest growing sources of energy in the next decade and beyond. We will continue to bid in a disciplined manner to win projects at an acceptable rate of return and include PPAs with high grade off take. The PPAs signed by us are typically for 25 years duration and considering the long tenor of these contracts, it’s important to ensure that the counterparties to such agreements are organizations with robust business model and strong operational cashflows to service their PPA obligations. Based on the above, Azure only selects bidding opportunities that it believes minimize the risks, ensure bankability of our projects, and have a high probability of generating the expected cash-flows.

Maintain world class standards of safety, reliability and efficiency at our plants including using digital and automated tools

We are a fully integrated renewable energy company undertaking development, construction, ownership, operation and maintenance of renewable energy plants. New technologies, including digital and automation, will help optimize output and reduce cost, while better serving the grid requirement for firmer and more predictable power. We have rolled out multiple initiatives aimed at enhancing safety, efficiency and process improvements which include advanced automated robotic cleaning technologies for photovoltaic modules, drones for monitoring, centralized digital platform for asset performance monitoring, predictive analytics etc. We will continue to deploy technologies and innovations that help us deliver world class operating performance and simultaneously optimize the asset life.

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

Develop business beyond the core utility business by partnering with large energy users for their requirements for reliable green energy

With an increasing focus on decarbonization and sustainability, there is a significant and growing demand for renewable energy from commercial and industrial customers. We aim to partner with large energy consumers across segments to meet their requirements for reliable and affordable green energy. We will look for opportunities to replace their brown energy consumption with green power through various techno-commercial offerings tailored to specific customer needs. Such displacement would target not only the power requirements of our partners but also the grey fuel usage for various heating, cooling and other process driven energy requirements.

We will continue to evaluate new technologies such as Green Hydrogen which present an opportunity to implement large scale renewable energy projects in a sustainable manner. We intend to identify such opportunities which integrate with our business strategy, add value to our existing portfolio and would leverage our core strength of building efficient renewable energy projects.

Project Pipeline

A major part of our project pipeline consisted of 4,000 MW allocated by SECI under their manufacturing linked tender, that we won in December 2019 and upsized in July 2020 to reflect the green-shoe. We had executed PPAs with SECI for aggregate capacity of 3,033 MW under the manufacturing linked tender, and PPAs for the balance capacity of 967 MW can be signed only after SECI has the power supply agreements for these remaining MW in place.

We are conducting an ongoing review of our projects under contract to consider their commercial and economic viability. In addition, a Special Committee of the Board (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. See “Risk Factors - We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Pursuant to the manufacturing linked tender award of 4,000 MW, the Group executed PPAs for a capacity of 2,333 MW with SECI, for which SECI executed a Power Sale Agreement (“PSA”) with the state of Andhra Pradesh during Fiscal 2022. In respect of these 2,333 MW projects, two PILs were filed in the High Court of Andhra Pradesh in Fiscal 2022, challenging various aspects of the manufacturing linked tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up by Andhra Pradesh Discoms with SECI pursuant to the tender. The tariff adoption for the capacities by the CERC is subject to the outcome of the PILs. We are not a party to the PILs, and the PILs currently are pending adjudication. Currently, we cannot predict the outcome of these two PILs.

Based on the economics and uncertainties associated with the PILs and ongoing Special Committee review, the Group concluded that it should seek to terminate the PPAs in respect of these 2,333 MW projects and filed a petition at the Andhra Pradesh High Court seeking a declaration that the Group should be discharged from performance of the obligations under the Andhra Pradesh PPAs for a capacity of 2,333 MW as a result of the absence of the unconditional tariff adoption order from the regulatory commission. Since there was a threat by SECI to revoke the Bank Guarantee of US$14.2 million, the High Court in its order dated October 16, 2023, directed SECI not to take coercive steps against the Group until the next date of hearing. This matter is pending.

On March 18, 2024, we received two letters from SECI. In its first letter, SECI stated that it had terminated the PPAs with the Group in respect of the 2,333 MW projects and reserved its rights to take action against the Group including forfeiture of the performance bank guarantees and success charges and fees in respect of the PPAs and other documentation associated with the 2,333 MW projects. In its second letter, SECI informed the Group that it was awarding the 2,333 MW projects and associated PPAs to a third-party. Further, SECI informed the Group that it had reduced Azure’s capacity allocation under the manufacturing Letter of Award by 2,333MW and its corresponding manufacturing capacity of solar cells and solar modules by 583 MW. Accordingly, the Group has taken a write-off of INR 254 million (US$ 3.1 million) towards irrecoverable costs and a provision of INR 1,223 million (US$14.9 million) towards Bank Guarantees in its consolidated financial statements for Fiscal 2023.

In light of the ongoing Special Committee review as well as economic and execution challenges, the Group also has decided to withdraw from the 700 MW projects which is part of the 4,000 MW manufacturing linked tender awarded by SECI in Fiscal 2020. The Group intends to commence discussions with SECI to ensure an orderly withdrawal from the 700 MW projects and from the obligations of the Group and its subsidiaries under the PPA, Performance Bank Guarantees and other guarantees relating to the projects. Accordingly, the Group has recognized a provision of INR 1,053 million (US$ 12.8 million) in its consolidated financial statements for Fiscal 2023 towards irrecoverable costs and Bank Guarantee in relation to the 700 MW projects.

In FY 2023, we also executed PPAs with SECI for our first 150 MW solar-wind hybrid project, and for our first wind project of 120 MW. The presently estimated scheduled commissioning timelines for these projects are May 2025 (for the 120 MW wind project), and November 2025 (for the 150 MW solar-wind hybrid project). These timelines are estimated based on anticipated dates of regulatory approvals (in case of the 120 MW wind project), and anticipated completion dates of the requisite elements of the grid’s transmission/evacuation system (in case of the 150 MW hybrid project).

In case of the 120 MW Wind Project, the tariff has only recently been adopted by CERC (in March 2024), after a delay of more than 16 months. The approval for power procurement by one of the buying state’s (procuring 45 MW out of the 120 MW contracted capacity) regulatory commission – is still awaited. Because of the inordinate delay in getting these regulatory approvals (which is a Condition Precedent to be fulfilled by SECI and/ or the buying utility under the PPA), this tariff is no longer market competitive. Owing to this delay, and a few deviations in the PPA (from the standard bidding guidelines), we have written to SECI to withdraw their tariff adoption petition filed at CERC, and made a submission to the same effect at CERC as well. Now that the said tariff has been adopted at CERC, we are in the process of evaluating the same, and deciding further course of action.

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

Many of our projects are in zones with high irradiation and/or strong winds. We position our power plants to optimize generating efficiency, proximity to customers. The typical timeline available under a PPA for commissioning a power project is approximately 18-24 months. The following diagram illustrates the key activities under life cycle of a typical project.

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

The price of components for our solar power plants have declined over the longer time horizon as manufacturers lower their cost of production via technological improvement and economies of scale. However, in the second half of FY 2022, we experienced challenges in receipt and pricing of material from suppliers, primarily due to price increases of raw materials and disruptions to trade flows due to COVID-19 shutdowns in source markets and the imposition of customs duties. We then responded to these supply headwinds by deepening our strategic partnerships with key suppliers like for modules we entered into an agreement with Premier Energies Group (“Premier Group”) and First Solar, Inc. in the second half of 2022. We agreed to invest INR 1,000 million (US$12.2 million) in Premier Group, one of India’s leading manufacturers of solar PV cells, of which an investment of INR 455 million (~US$ 5.5 million) has been made for the subscription of equity shares & compulsorily convertible debentures issued by Premier Energies Investment Private Limited (“PEIPL”), towards subscription of 26% shareholding in PEIPL and modules and also signed a Module Supply Agreement (“MSA”) for supply of modules up to 600 MW capacity per annum over next four years. Under the MSA, we have a right to procure modules of up to 600 MW per annum, with a minimum commitment given to off take 300 MW per annum, subject to agreed exemptions. The start date for the MSA with Premier Group has been deferred to April 1, 2026. With First Solar, we entered into an agreement for 600 MW (DC) of high-performance, advanced thin film photovoltaic (“PV”) solar modules. We continue to track market price movements and have multiple options for procurement as and when required. On February 13, 2024, FS India Solar Ventures Private Limited (“First Solar”) sent us a notice that First Solar was terminating the Master Supply Agreement, dated August 22, 2022 (“First Solar MSA”), between First Solar and APIPL. The notice claims that a termination payment of US$29.242 million is due to be paid by APIPL to First Solar under the First Solar MSA. APIPL disputes that such a termination payment is due and intends to engage in commercial discussions with First Solar to resolve the matter.

We also signed a Master Supply Agreement with Siemens Gamesa Renewable Power Private Limited (“Siemens Gamesa”) to supply 96 units of onshore wind turbines that will cater to an overall capacity of approximately 346 MW of wind projects. On March 05, 2024, Siemens Gamesa sent us a notice which claims a default and damages of INR 1,934 million (US$23.5 million) in connection with a supply agreement between Siemens Gamesa and APIPL in respect of our 345.6 MW wind power project in the state of Karnataka. APIPL disputes such claim of default and damages and intends to engage in mutual discussions with Simens Gamesa to resolve the matter.

Once a project is constructed and grid-connected, it produces recurring revenue. Our project operating expenses are relatively lower than conventional power plants, with most cash flow servicing the capital costs of the project or contributing to our growth capital requirements including corporate overhead. Because plant operating margins are relatively stable, our growth and financial success depend on effective management of our expenses and the development of new projects. Also refer to “Operating and Financial Review and Prospects” for further details.

B. Company Overview

Azure Power Global Limited is a limited liability company incorporated in Mauritius We are a renewable energy developer and independent renewable power producer, and our entire operations are currently in India. Our Green Bonds are listed on the Singapore Exchange (SGX) and include the first solar Green Bond from India. As such we are subject to regulation in four jurisdictions: the United States, where Azure Power shares is a reporting company with the SEC; Mauritius, where Azure Power is incorporated; Singapore, where our Green Bonds are traded; and India, where we operate. On November 13, 2023 our shares were delisted from NYSE. On January 29, 2024, the Company’s shares ceased to be registered with the SEC pursuant to Section 12(b) of the Exchange Act. Further, on April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. For more information, see “Risk Factors ̶ The New York Stock Exchange (NYSE) has delisted our Company’s shares, due to our failure to file timely reports with the SEC” and also, “Risk Factors - On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.”

Our Company’s registered office is located at c/o AAA Global Services Ltd, 4th Floor, Iconebene, Rue De L’institut, Ebene, 80817, Mauritius with principal executive offices located at: 8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India. Our telephone number at our principal executive office’s location is +0124-4155755 and our principal website address is www.azurepower.com. Unless expressly indicated, the information contained on our website is not incorporated by reference in this annual report. Reports, information statements and other information that we filed with or submit to the SEC is available on its website at www.sec.gov. Our Company’s agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, NY 10005.

Organizational Structure

The following diagram illustrates our corporate structure:

* In April 2021, we entered into a sales contract with Radiance Renewables Private Limited (“Radiance”) to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million (US$70.5 million), subject to certain purchase price adjustments. Out of the identified rooftop portfolio of 153 MW, we have already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. Further, the Group and Radiance mutually agreed to terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

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

As a socially and environmentally conscious company, we are committed to protecting our environment and creating a safe and health workplace. To meet these objectives, we have implemented our Environmental and Social Management framework (“ESMF”). The framework acts as a guideline through which we plan and undertake activities to meet our HSE commitments and helps us to assess our environmental and social performance against established international guidelines such as the International Finance Corporation (“IFC”) Performance Standards and World Bank Equator Principles and governance standards. We continue to operate our plants to the highest standards of safety. We have defined targets for monitoring the continual improvement in our safety performance. Any incident at any of our sites is thoroughly investigated and remedial actions taken.

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

Climate change: We estimate that Azure’s renewable power generation helped to avoid the production of approximately 5 million tons of CO2e in FY 2023 and 19.5 million tons -equivalent since inception. We have been validated to be carbon neutral for fifth consecutive year for our scope 1 and scope 2 emissions. Our actions to reduce Scope 1 emissions include implementation of an Electric Vehicle policy that will phase out all fossil fuel-based vehicles by 2030.

Water Security: We reduced our water consumption per MWh from 122 L/ MWh in FY 2018 to 15 L/ MWh in FY 2023. We recognize that the water required for cleaning our solar modules may result in adverse environmental impact. We are installing robotic dry-cleaning systems at all our project sites to eliminate the requirement for water which has helped to save approximately 1 million kilo liters of water.

Natural capital enhancement: We are committed to planting 50 tree saplings per MW installed at or around all our future project sites. In FY 2023, we planted 30,000 trees around our sites.

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

Board Membership: Our Board currently consists of eight members, two of whom are women. All Board members are Non-Executive; five are Independent Non-Executives and three are Non-Executive nominees of shareholders (two of CDPQ and one of OMERS).

There have been changes in the membership of the Board in FY 2023 and thereafter. In March 2022, Ms. Christine McNamara joined the Board and became the Chair of the Audit and Risk Committee. She stepped down from her position on June 26, 2023, for personal reasons. The Company appointed Mr. Richard Payette as a new independent non-executive director on July 1, 2023, and he was also appointed as the Chair of the Audit and Risk Committee. Mr. Payette brings four decades of experience in the management of global companies and in accounting, audit and governance areas.

In April 2022, our previous Managing Director and CEO, Mr. Ranjit Gupta, resigned.

In May 2022, Ms. Delphine Voeltzel joined the Board as a director and Nominee of OMERS. At the end of May 2022, Arno Harris left the Board after more than six years of service. In October 2022, Mr. Sugata Sircar joined the Board as an Independent Director and member of the Audit and Risk committee. Mr. Sugata is a chartered accountant with 32 years of experience in energy and automation, chemicals, textiles, tires, fast moving consumer goods and city gas distribution. Mr. Sircar stepped down from his role as independent director of the Company on April 30, 2023 to become our CFO.

In February 2023, Mr. Jean-François Boisvenu joined the Board as an Independent Non-executive Director and member of the Audit and Risk committee. Mr. Boisvenu has more than 25 years of experience in corporate and commercial law matters, with expertise in international banking transactions, lending and debt capital markets transactions and financial institutions regulation. In March 2023, Mrs. Yung Oy Pin Lun Leung left the Board after more than three years of service. She was replaced by Mr. Gowtamsingh Dabee. Mr. Dabee has over 25 years of experience as a professional accountant in public practice and industry in Mauritius, Africa, and the Middle East.

On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Mr. M.S. Unnikrishnan, who has been a director of the Company since August 19, 2020, became the Chairman of the Board of the Company.

Mr. Deepak Malhotra and Mr. Cyril Sebastien Dominique Cabanes resigned as directors of the Company on October 29, 2023 and October 30, 2023 respectively. On October 31, 2023, Mr. Jaime Garcia Nieto and Mr. Philippe Pierre Wind were appointed as directors of the Company. Both directors are non-executive nominees of the majority shareholder, CDPQ.

On March 13, 2024, Mr. M.S. Unnikrishnan resigned as Chairman of the Board and as a director of the Company and APIPL.

For further information, see “Management and Employees – Management”.

Board Committees: In recent months, the Board has completed a review of the Terms of Reference, Charters and membership of its Committees. The Audit Committee is now the Audit and Risk Committee, taking responsibility for our new ERM system. The CSR Committee is now the Sustainability and CSR Committee and has a broader mandate to ensure our ESG and CSR performance is world class and supports our goals, ethos, and operating strategy. The Nomination and Governance Committee has been merged with Compensation Committee and now it is referred as Compensation, Nomination and Governance Committee. The existing Capital Committee is now renamed as Investment & Capital Committee.

For further information, see “Management and Employees – Board Committees”.

Executive Committees: The Company has formed an Executive Risk Committee to develop, implement and monitor the Enterprise Risk Management framework. CEO, CFO and Chief Compliance & Ethics Officer (“CC&EO”) are the members of this committee.

For further information, see “Management and Employees – Board Committees”.

Management: On April 26, 2022, we announced that the Board had accepted the resignations of our previous CEO and Managing Director, Mr. Ranjit Gupta, and COO, Mr. Murali Subramanian. Mr. Harsh Shah joined the Company as CEO on July 1, 2022, but subsequently resigned on August 29, 2022. Thereafter, Mr. Rupesh Agarwal became Acting CEO of the Company on Mr. Shah’s resignation. In November 2022, Mr. R. Narasimhan Iyer joined as Chief Operating Officer of the Company. On April 30, 2023, Mr. Sugata Sircar resigned from his position as non-executive Independent Director and member of the Company’s Audit and Risk Committee and Capital Committee and on May 1, 2023, joined as CFO for the Company and the Group and Executive Director, Finance of the Company’s subsidiary, APIPL. In July 2023, Mr. Sunil Gupta was appointed as the CEO of the group and as Managing Director of the Company’s subsidiary, APIPL. For more information, see “Risk Factors – The loss of our senior management or key employees may adversely affect our ability to conduct our business”.

For further information, see “Management and Employees – Management”.

C. Industry Overview

Renewable energy represents a significant and growing industry in India. At the twenty-sixth meeting of Conference of the Parties climate summit in Glasgow, the Prime Minister of India set the country’s renewable energy target of 500 GWs by 2030. Beyond that, the Prime Minister committed for India to achieve Net Zero by 2070. India’s Nationally Determined Commitments were further tightened at twenty-seventh meeting of Conference of the Parties in Egypt.

An efficient, resilient, and financially robust power sector is essential for the growth of the Indian economy. Renewable sources of power are cleaner, faster to build and more cost-effective than most traditional sources of power. India’s rapidly growing economy requires significant investment in additional power capacity. India is already one of the largest renewable energy markets globally.

Renewable energy has strong government support, and the government has designed policies, programs, and a liberal environment to attract domestic and foreign investment to the sector. Initially, the National Solar Mission (“NSM”) was launched in 2010 as a part of India’s National Action Plan on Climate Change (“NAPCC”) with a view to deploy 20 GWs of solar capacity by FY 2022. In 2015, the targets were revised to 175 GWs by 2022. India has now committed to achieve about 50 percent cumulative electric power installed capacity from non-fossil fuel-based energy resources by 2030.

The Indian renewable energy sector is among most attractive renewable energy market in the world, with total installed capacity of renewable power of 135 GWs as of January 2024 (excluding large hydro). India has witnessed one of the fastest growth rates in renewable energy capacity among all large economies, with renewable energy capacity growing from 35.5 GWs in March 2014 to 135 GWs in January 2024 (excluding large hydro), a 280% increase. India’s total electricity installed capacity stood at 429 GWs as of February 2024.

Total Installed Capacity (as of January 31, 2024)

Category	Installed Generation Capacity (in MW)	% Share in Total
Coal	208,190	48.42
Lignite	6,620	1.54
Gas	25,038	5.82
Diesel	589	0.14
Total Fossil Fuel	240,437	55.92
Hydro	46,928	10.91
Wind	44,969	10.46
Solar	74,307	17.28
Bio Mass Power/Cogen	10,262	2.39
Waste to Energy	584	0.14
Small Hydro Power	4,995	1.16
Nuclear	7,480	1.74
Total Non-Fossil Fuel	189,525	44.08
Total Installed Capacity	429,962	100.00

Power Consumption

We believe that there is huge potential for power demand to grow in India. The country is among the fastest growing large economies, already ranked fifth globally in terms of total GDP. Over the ten year period up to January 2024, electricity consumption and peak demand in India grew at a CAGR of 3.8% and 5.2%, respectively. Annual per capita power consumption in India has also grown significantly from 0.9 MWh in FY 2014 to 1.3 MWh in 2022-23, although it is still among the lowest in the world. According to the International Energy Agency, the annual per capita electricity consumption of India is around 21.7% that of China, which had per capita electricity consumption of 5.98 MWh, and around 9.9% of the United States, which had per capita electricity consumption of 13.07 MWh.

Solar Energy Potential

The National Institute of Solar Energy (“NISE”), an autonomous research and development institution under the Ministry of New and Renewable Energy (“MNRE”), assesses the country’s solar potential at approximately 748 GWs, assuming 3% of the waste land area could be covered by Solar PV modules. Solar energy has taken a central place in India’s NAPCC with the National Solar Mission (“NSM”) as one of the key missions. The GoI have launched various schemes under the NSM to boost generation of solar power in the country, most importantly procurement of solar power by SECI, but also including initiatives such as Solar Park Scheme, Viability Gap Funding (“VGF”) Schemes, CPSU Scheme, Defence Scheme, Canal bank & Canal top Scheme, Bundling Scheme and Grid Connected Solar Rooftop Scheme.

In addition, policies to promote and enable renewable energy have included a Renewable Purchase Obligation (“RPO”) on certain industries, the waiver of ISTS charges and losses for inter-state sale of solar and wind power, “must run” status, guidelines for procurement of solar power though tariff based competitive bidding process, standards for deployment of solar photovoltaic systems and devices, provision of roof top solar and guidelines for development of smart cities, amendments in building by-laws for mandatory provision of roof top solar for new construction or higher floor area ratio, infrastructure status for solar projects, tax free solar bonds, and providing long tenor loans from multi-lateral agencies.

Solar power capacity in India increased from 2.6 GWs in March 2014 to 74.3 GWs as of January 2024. The following diagram shows solar installed capacity as of January 2024 for states with highest irradiation:

Wind Energy Potential

In recent years wind power generation capacity in India has increased significantly. Through the National Institute of Wind Energy, the GoI installed over 800 wind-monitoring stations across the country and issued wind potential maps at 50 meters, 80 meters, 100 meters and 120 meters above ground level. The recent assessment indicates a gross wind power potential of 302 GWs in the country at 100 meters and 695.50 GWs at 120 meters above ground level. Most of this potential exists in seven states: Gujarat, Telangana, Maharashtra, Tamil Nadu, Madhya Pradesh, Karnataka and Andhra Pradesh.

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

Central Government – Policies and Regulations:

Electricity Act, 2003

The Electricity Act, 2003, as amended (the “Electricity Act”) is the central legislation which covers, among others, generation, transmission, distribution, trading and use of electricity in India. It governs the establishment, operation and maintenance of any electricity generating company and prescribes technical standards in relation to the connectivity of generating companies with the grid. As per provisions of the Electricity Act, generating companies are required to establish, operate and maintain generating stations, sub-stations and dedicated transmission lines. Further, the generating companies may supply electricity to any licensee or even directly to consumers, subject to obtaining open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and any other open access charges, as may be determined by the concerned electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

In accordance with Section 7 of the Electricity Act, a generating company may establish, operate and maintain a generating station without obtaining a license under the Electricity Act if it complies with the technical standards relating to connectivity with the grid prescribed under clause (b) of Section 73 of the Electricity Act.

Under the Electricity Act, the State Electricity Regulatory Commissions, (“SERCs”) are required to promote co-generation and generation of electricity from renewable sources of energy and sale of electricity to any person from sources other than the incumbent distribution licensee under the provisions of open access. The Electricity Act further requires the SERCs to specify, for the purchase of electricity from renewable sources, as a percentage of the total consumption of electricity within the area of a distribution licensee, which has been implemented in the form of renewable purchase obligations (“RPOs”).

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

Tariff Determination

Under the Electricity Act, the appropriate commission is empowered to determine the tariff for the supply of electricity by a generating company to a distribution licensee. The appropriate electricity regulatory commission is guided by certain principles while determining the tariff applicable to power generating companies which include, among other things, principles and methodologies specified by the CERC for tariff determination, safeguarding consumer interest and other multiyear tariff principles established in the National Electricity Policy (“NEP”) in 2005, the Tariff Policy 2006 (as defined below) and the National Tariff Policy of India, 2016 (“NTP 2016”). Tariffs may also be determined through the transparent process of bidding in accordance with guidelines issued by the GoI.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Solar PV Power Projects

The MoP has issued revised guidelines for tariff based competitive bidding process for procurement of power from grid connected solar PV power projects. These guidelines are issued under the provisions of Section 63 of the Electricity Act, 2003 for long term procurement of Solar power by the Procurers, from solar PV power projects, with or without energy storage, through competitive bidding.

The projects already awarded/ under implementation/ commissioned under the erstwhile bidding guidelines, will continue to be governed by those guidelines and will not be covered under these guidelines.

The objectives of these guidelines are to promote competitive procurement of electricity from solar PV power plants, by distribution licensees and to facilitate Solar PV capacity addition and fulfilment of Renewable Purchase Obligation (RPO)/ Energy Storage Obligations (ESO) requirement of DISCOMs.

Guidelines for Tariff Based Competitive Bidding Process for Procurement Power from Grid Connected Wind Power Projects

The MoP has also issued revised guidelines for tariff based competitive bidding process for procurement power from grid connected wind power projects. These guidelines too are issued under the provisions of Section 63 of the Electricity Act, 2003 for procurement of electricity by the Procurer(s), from grid-connected wind power projects having (a) bid capacity of 10 MW and above for projects connected to intra-state transmission system; and (b) bid capacity of 50 MW and above for projects connected to inter-state transmission system.

The objectives of these guidelines are to facilitate renewable capacity addition and fulfilment of Renewable Purchase Obligation (RPO) requirement of distribution licensees and to provide a transparent, fair, standardized procurement framework based on open competitive bidding with appropriate risk-sharing between various stakeholders to enable procurement of power at competitive prices in consumer interest, improve bankability of projects and ensure reasonable returns to the investors.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Wind Solar Hybrid Projects.

The MoP has issued revised guidelines for tariff based competitive bidding process for procurement of power from grid connected wind solar hybrid projects. These Guidelines are issued under the provisions of Section 63 of the Electricity Act, 2003 for long term procurement of electricity through competitive bidding process, by procurer, from hybrid power projects having (a) bid capacity of 10 MW and above for projects connected to intra-state transmission system and (b) bid capacity of 50 MW and above for projects connected to inter-state transmission system, subject to the condition that the rated power capacity of one resource (wind or solar) shall be at least 33% of the total contracted capacity.

Storage may be added to the hybrid power project to ensure availability of firm power for a particular period, reduce the variability of output power from wind solar hybrid project and providing higher energy output for a given capacity at delivery point, by installing additional capacity of wind and solar power in a wind solar hybrid project. The power procured from the project may be used for fulfilment of RPO in the proportion of rated capacity of solar and wind power in the plant respectively.

The projects already awarded/ under implementation/ commissioned under the erstwhile bidding guidelines, will continue to be governed by those guidelines and will not be covered under these guidelines.

The objectives of these guidelines are to promote competitive procurement of electricity from grid connected wind solar hybrid power projects, by distribution licensees, to protect consumer interests and to facilitate renewable capacity addition and fulfilment of Renewable Purchase Obligation (RPO) requirement of DISCOMs;

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Firm and Dispatchable Power from Grid Connected Renewable Energy Power Projects with Energy Storage Systems

The MoP has issued new guidelines for tariff based competitive bidding process for procurement of firm and dispatchable power from grid connected renewable energy power projects with energy storage systems. These guidelines too are issued under the provisions of Section 63 of the Electricity Act, 2003 for long term procurement of firm and dispatchable power by the procurers, from RE Projects, through competitive bidding.

The objectives of these guidelines are to provide firm and dispatchable power to the DISCOMs from renewable energy sources, facilitate renewable capacity addition and fulfilment of Renewable Purchase Obligation (RPO)/ Storage Power obligations (SPO) requirement of DISCOMs. These guidelines also provide a transparent, fair, standardized procurement framework based on open competitive bidding with appropriate risk-sharing between various stakeholders to enable procurement of power at competitive prices in consumer interest, improve bankability of projects and ensure reasonable returns to the investors. This will also provide a framework for the inter-state/ intra-state, long-term, sale-purchase of power as a further measure to derisk the sector.

National Electricity Policy, 2005

The GoI promulgated the NEP in 2005, under Section 3 of the Electricity Act. The key objectives of the NEP, amongst other things are, stipulating guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders, keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources and energy security issues.

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

The GoI has released draft of National Electricity Policy, 2021 and sought comments from the stakeholders. Once implemented, the draft National Electricity Policy aims at achieving the following objectives, among others: (a) promotion of clean and sustainable generation of electricity; (b) development of adequate and efficient transmission systems; (c) revitalization of DISCOMs; (d) development of efficient markets for electricity; (e) supply of reliable and quality power in line with specified standards in an efficient manner; (f) move towards light- touch regulation; and (g) promotion of manufacturing goods and services in India in the generation, transmission and distribution segments of the power sector under the Make in India initiative and Atmanirbhar Bharat Abhiyan (self-reliance scheme).

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

Further, the Energy Conservation Act, 2001, as amended by Energy Conservation (Amendment) Act, 2022, delegates powers to the Central Government to specify minimum share of consumption of non-fossil resources by designated consumers as energy or feed stock and specify different shares of consumption for different types of non-fossil resources for different designated consumers. The distribution licensees have also been notified as designated consumers under the Energy Conservation Act, 2001.

Additionally, in terms of the amended Energy Conservation Act, 2001, the Ministry of Power through notification dated 20.10.2023, has specified a minimum share of consumption of renewable energy by the electricity distribution licensees as a percentage of total share of energy consumption, with certain conditions.

The above notification is to come into force on 1st April 2024 and therefore the distribution licensees will have to comply with the specified renewable energy consumption norms w.e.f. FY 2024-25.

Central Electricity Regulatory Commission (Connectivity and General Network Access to the inter-State Transmission System) Regulations, 2022 (“GNA Regulations”)

The CERC issued the GNA Regulations on June 7, 2022, which were fully enforced from October 1, 2023, and have replaced CERC Connectivity & Open Access regulations, 2009. These regulations aim to streamline and enhance the country’s power transmission and connectivity infrastructure. The GNA Regulations provide electricity generators with general network access, allowing them to connect to and distribute power through the inter-state transmission system without designating the location of the off taker.

CERC issues first Amendment to CERC (Connectivity and GNA to the ISTS) Regulations, 2023

On April 1, 2023, CERC introduced significant amendments to the GNA Regulations, aiming to streamline and enhance the functioning of the electricity grid. Among these amendments, one notable change is the provision allowing generating stations and energy storage systems (ESS) to expand their capacity within the approved connectivity limits. However, this expansion is subject to the condition that the net injection does not surpass the connectivity quantum, ensuring grid stability.

The amendment introduces specific eligibility criteria for renewable energy entities to avail ISTS Connectivity under the General Network Access (GNA) regulations, and specifies the required documents for different types of renewable applicants, such as Renewable Power Park Developers and Renewable Energy Generating Stations.

Also, the amendments address the reduction of GNA quantum for host states where regional generating stations are located, particularly those connected solely to the State Transmission Utility (STU) system or both STU and ISTS. This adjustment aims to balance the distribution of grid resources among states. Additionally, the amendments delineate eligibility criteria for Discoms and Bulk Consumers directly connected to ISTS and STU-connected drawee entities to apply for GNA-related benefits. It also outline procedures for power exchange transactions, specifically concerning ISTS charges, bilateral, and collective transactions undertaken through Power Exchanges. These procedures aim to ensure transparent and efficient settlement of transmission charges. Moreover, the amendments extend the period of GNA utilization between entities from one year to three years, providing flexibility and enabling longer-term planning and resource allocation. The notice period for relinquishing GNA has also been extended to one year from the previous 30 days, accompanied by a fee of Rs. 50 lakhs, which aims to streamline administrative processes.

Lastly, the amendments waive one-time GNA charges for capacity declared commercial on the effective date of the Regulations, promoting the development and commercialization of electricity generation projects without additional financial burden. These amendments collectively contribute to the optimization and efficiency of the electricity grid infrastructure in India.

Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020 (“CERC Transmission Charges Regulations 2020”) and its First Amendment, 2023

The CERC Transmission Charges Regulations 2020, as amended on February 7, 2023 (via its First Amendment), provides a framework for sharing of charges among the entities for using the ISTS network. The CERC Transmission Charges Regulations 2020 came into force from November 1, 2020 and superseded the CERC Transmission Charges Regulations 2010.

This regulation came into effect from October 1, 2023. The First Amendment aims to modify the CERC (Sharing of Interstate Transmission Charges and Losses) Regulations, 2020, aligning them with the CERC (Connectivity and General Network Access to the Inter-State Transmission System) Regulations, 2022. Key provisions introduced through this amendment include clarifications on definitions such as ‘Associated Transmission System’ and ‘Drawee DIC’, along with updated terminology consistent with Connectivity Regulations. The amendment also outlines procedures for billing and settlement of transmission charges among Drawee DICs and generating stations or sellers, ensuring transparency and equitable distribution of costs. Additionally, methodologies for computing transmission deviation, rates, and exemptions have been detailed to maintain grid stability and incentivize investment in renewable energy projects and energy storage systems. These amendments aim to streamline operations, promote renewable energy adoption, and facilitate reliable electricity supply across the nation.

As per the CERC Transmission Charges Regulations 2020, and its first amendment, ISTS transmission charges waiver to wind and solar projects is as follows:

●	Renewable Energy projects based on wind or solar sources which have declared commercial operation up to June 30, 2025 shall be considered for waiver of transmission charges, for a period of 25 years from date of COD;

●	Battery ESS charged with REGS based on wind or solar sources which have declared commercial operation up to June 30, 2025 shall also be considered for waiver of transmission charges for a period of 12 years from date of COD; and

●

Solar PV generating stations set-up under SECI’s manufacturing linked scheme for sale to entities having RPO, shall be considered for waiver of transmission charges for a period of 25 years from date of COD, irrespective of date of COD of such generating station.

ISTS charges shall start to get levied in a phased manner for other solar or wind projects commissioned post June 30, 2025, with annual increments of 25%, so that solar or wind projects commissioned post June 30, 2028 shall have to bear 100% of the applicable ISTS charges.

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2023 (“Grid Code”)

The Indian Electricity Grid Code (IEGC) Regulations, 2023, as notified by CERC, came into force on October 1, 2023, marking an important moment in the governance of India’s electricity grid. IEGC aims to ensure reliability, stability, and efficiency of grid operations. It establishes technical and design criteria for connectivity, outlining procedures and requirements for the physical integration of grid elements. Additionally, the protection protocol section delineates settings and audit plans for electrical systems, ensuring the safety and integrity of grid infrastructure.

Furthermore, IEGC address aspects related to commissioning and commercial operation, covering processes for drawl or injection of startup power, trial run operations, and documentation requirements before the declaration of Commercial Operation Date (COD). Operational guidelines are detailed to ensure the integrity, stability, and resilience of the grid, aiming to achieve economy and efficiency in power system operations.

IEGC provide a framework for scheduling and dispatch procedures, facilitating the injection and drawl of power by regional entities while ensuring effective information exchange, including for intra-state and cross-border transactions. Cybersecurity measures are mandated for all grid users in accordance with relevant regulations and guidelines.

IEGC include provisions for monitoring compliance and specify that they shall not be treated as ‘Change in law’ in any agreements. Notably, the Scheduling and Dispatch Code introduces key provisions such as Regional Load Dispatch Centers (RLDCs) being provided with details before power scheduling, and the facilitation of scheduling through Qualified Coordinating Agencies (QCAs). The Security Constrained Unit Commitment (SCUC) mechanism is introduced to maximize reserves without altering buyer schedules, further enhancing grid security. The regulations also outline procedures for Unit Shut Down (USD) and scheduling from alternate sources.

Grid India issues procedure for determination of Uniform RE Tariff (URET) for implementation of the Central RE Pool Scheme approved by MoP in the Electricity (Amendment) Rules

Pursuant to the Electricity (Amendment) Rules 2022 (Amendment Rules), which inter-alia provide for implementation of uniform renewable energy tariff (URET), the MoP on October 25, 2023 issued the procedure for implementation of URET through Grid India, as the implementing agency (IA) for standardizing the tariff across various categories of central pool such as solar, wind etc., at which the intermediary procurer (IP) will sell power generated from renewable sources from such central pool to all the end procurers.

Some notable features of URET implementation procedure include:

●	Categorisation of central pools for the following renewable energy sources, including: (a) solar; (b) wind; (c) hydro; (d) solar-wind hybrid; (e) round-the-clock power (solar-wind hybrid and storage); (f) peaking power (solar-wind hybrid and storage); (g) firm and dispatchable renewable energy power; and (h) any other new pool as specified by the Central Government.

●	The Central Government shall notify the start date for each category of central pool, which shall be for a duration of 3 years. All the capacity for which power supply agreements (PSAs) are signed within this period will be part of the central pool (provided other eligibility conditions are fulfilled), which will remain part of the pool till expiry of the respective PSAs. No new capacity will be added upon the lapse of the 3-year period from the start date of the pool.

●	Applicability of URET is only on power procured by the end-procurer, which will not have any impact on the renewable energy tariff discovered under the respective tariff based competitive bidding process and payable to renewable energy generators by the IP as per the power purchase agreement (PPA).

●	Contractual obligations between generators and IPs, and IPs and end-procurers shall be governed by the respective bidding documents including PPAs and PSAs and will have no bearing on URET.

●	Role of the IA (i.e. Grid India) includes:

1.	computing monthly URET based on information submitted by the IPs.

2.	issuing monthly account statements for adjustment of any surplus/ deficit tariff among the IPs, based on information submitted by the IPs.

3.	publishing relevant details including the monthly accounts statements on its website.

●	Calculation of URET based on scheduled energy to end procurer from the pool by the IPs and actual amount payable for such supply of power.

Further, the MoP vide office memorandum dated February 14, 2024, has notified the start date of the Solar Power Central Pool and Solar-Wind Hybrid Central Pool as February 15, 2024, for all solar and solar-wind hybrid projects bid for after the aforesaid start-date. The principle of operation of a pool shall be based on a first in first out (FIFO) approach, i.e. solar and solar-wind hybrid projects whose letter of award has been placed first, would be placed in their respective pools first, and also sold first by the IA.

The following Renewable Energy Implementing Agencies (REIA) of MNRE, all central govt. agencies, shall act as IP for the URET procedure – SECI Ltd., NTPC Ltd., NHPC Ltd. and SJVN Ltd.

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

Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 (“Change in Law Rules”)

The Change in Law Rules, provide the mechanism for adjustment and recovery of monthly tariff or charges upon the occurrence of a change in law (such as change in any domestic tax including duty, levy, cess, or charges as specified under the Change in Law Rules), for the compensation of the affected party to restore such affected party to the same economic position as if such change in law had not occurred. Change in law, as per the Change in Law Rules, unless otherwise defined in the relevant agreement means, any enactment or amendment or repeal of any law, made after the determination of tariff under the Electricity Act, leading to corresponding changes in the cost requiring change in tariff. Where the relevant agreement does not lay down a formula for calculation of the amount of the impact of a change in law to be adjusted and recovered, such impact shall be calculated in accordance with the formula provided in the Change in Law Rules, which is based on, among other things, the estimated monthly electricity generation, contracted capacity of the power plant as per the agreement, normative plant load factor (“PLF”) and capacity utilization factor. The generating company or transmission licensee shall, within thirty days of the coming into effect of the recovery of impact of change in law, furnish all relevant documents along with the details of calculation for adjustment of the amount of the impact in the monthly tariff or charges to the appropriate commission, which shall verify the calculation and adjust the amount of impact within 60 days from the date of receipt of the relevant documents. After such adjustment, the generating company or transmission licensee, as the case may be, shall adjust the monthly tariff or charges annually based on actual amount recovered, to ensure that the payment to the affected party is not more than the yearly annuity amount. The MoP, pursuant to its circular dated February 21, 2022, clarified that this Change in Law Rules will be applicable on the events occurred on or after the date of notification of this Change in Law Rules.

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

Electricity (Late Payment Surcharge) Rules, 2022 (“LPS Rules 2022”)

The LPS Rules 2022 were promulgated by the MoP on June 3, 2022. The LPS Rules 2022 are applicable for payments to be made in pursuance of power purchase agreements, power supply agreements and transmission service agreements, where tariff is determined under the Electricity Act, including such agreements which become effective before the LPS Rules 2022 came into force. The LPS Rules 2022 provide that late payment surcharge, that is, the charges payable by a distribution company to a generating company or electricity trader for power procured from it, or by a user of a transmission system to a transmission licensee on account of delay in payment of monthly charges beyond the due date, shall be payable on the payment outstanding after the due date at the base rate of late payment surcharge applicable for the period for the first month of default. The rate of late payment surcharge for the successive months of default shall increase by 0.5% for every month of delay provided that the late payment surcharge shall not be more than three percent higher than the base rate at any time and shall not be higher than the rate specified in the agreement for purchase or transmission of power. All payments by a distribution licensee to a generating company or a trading licensee for power procured from it or by a user of a transmission system to a transmission licensee shall be first adjusted towards late payment surcharge and thereafter, towards monthly charges, starting from the longest overdue bill. LPS Rules 2022 also provides for regulation of access to power in case of non-payment of dues within the specified time period. The over-dues of the prior period, i.e., up to June 3, 2022, shall be liquidated through equated monthly instalments as per the provision of the LPS Rules 2022.

Ministry of Power Issues Draft Electricity (Late Payment Surcharge and Related Matters) Amendment Rules, 2023

MoP has also issued new draft Electricity (Late Payment Surcharge and Related Matters) Amendment Rules, 2023, on December 13, 2023. The draft proposes the incorporation of Temporary General Network Access (T-GNA) or General Network Access (GNA) within the regulations, expanding the scope of mechanisms to regulate access to beneficiaries in cases of delayed payment by distribution licensees or other users of the transmission system. Furthermore, the draft introduces amendments, requiring generating stations to offer un-requisitioned surplus power and power available against declared capacity in power exchanges. It outlines specific provisions for offering such power in market segments, including the Day-Ahead Market (DAM) and the Real-Time Market (RTM), while capping the price at 120% of the energy charge as determined by the Appropriate Commission. Moreover, it outlines consequences for failure to offer surplus power, ensuring that unutilized capacity does not factor into fixed charge computations. Additionally, the draft sets forth a mechanism for the distribution of gains from surplus power sales, stipulating that generators receive up to six paise per unit, with the remaining balance shared equally between distribution licensees and generating companies.

This comprehensive approach aims to streamline electricity transactions, encourage efficient surplus power utilization, and foster equitable distribution of gains within the electricity ecosystem, ultimately contributing to the stability and sustainability of India’s power sector.

Electricity (Promoting Renewable Energy Through Green Energy Open Access) Rules, 2022 (“Green Energy Open Access Rules 2022”)

The MoP promulgated the Green Energy Open Access Rules 2022 on June 6, 2022 with the objective of ensuring access to affordable, reliable, sustainable and green energy. The reduction of the open access transaction limit from 1 MW to 100 kW and appropriate provisions for cross-subsidy surcharge, additional surcharge, and standby charge is expected to incentivize consumer access to green energy at reasonable rates.

Ministry of Environment - E-Waste (Management) Rules, 2022

These rules apply to every manufacturer, producer refurbishes dismantler and recycler involved in manufacture, sale, transfer, purchase, refurbishing, dismantling, recycling and processing of e-waste or electrical and electronic equipment, including Solar panels/cells, solar Photovoltaic panels/cells/modules under Consumer Electrical and Electronics and Photovoltaic.

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

Renewable Energy Certificates (“RECs”)

The CERC promulgated the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) in 2010. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Dispatch Centre as the central agency to perform certain functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfilment of RPOs by the distribution utilities/consumers.

Central Electricity Regulatory Commission (Terms and Conditions for Renewable Energy Certificates for Renewable Energy Generation) Regulations, 2022

According to these regulations, renewable energy generating stations, captive generating stations based on renewable energy sources, distribution licensees, and open access consumers are now eligible to issue RECs.

The national load dispatch center has been designated the agency to implement these regulations. REC Regulations stipulated the details of Grant of accreditation, Issuance, Exchange, Redemption, Denomination, Pricing and Validity for certificates. CERC has also introduced certificate multiplier for renewable energy generating station, Hydro, municipal solid waste, non- fossil fuel-based cogeneration and biomass and biofuel. Certificate once assigned to a renewable energy generating station, the certificate multiplier will remain valid for 15 years.

Approved Models and Manufacturers of Solar Photovoltaic Modules (Requirements for Compulsory Registration) (“ALMM”) order 2019

The GoI has introduced a list of approved module suppliers who will be eligible to supply modules to project developers selected to develop solar projects in government projects, government assisted projects, projects under government schemes and programs, open access, net-metering projects, installed in the country, including specified projects set up for sale of electricity to the government. MNRE, vide its order dated March 10, 2023, had held its ALMM order in abeyance for FY 2023-24, so the projects commissioned by March 31, 2024 will be exempted from the requirement of procuring solar photovoltaic modules from the list of approved module suppliers.

Ministry of Power issues Draft Notification on Renewable Generation Obligation (“RGO”)

MoP issued a draft notification, on October 6, 2023, on Renewable Generation Obligation 2023, superseding the earlier notification dated February 27, 2023. This notification proposes to mandate Coal and Lignite based generating stations to supply a minimum share of electricity generated by using non-fossil fuel sources e.g., renewable sources, to mandate reduction in consumption of fossil sources or increase the share of non-fossil sources. This notification proposes to enforce an obligation on Designated Consumer (DC), which is a coal or lignite-based generating station, to supplement its conventional generation with a minimum supply of RE to fulfil its RGO. DC has the option of either establishing RE capacity or procuring and supplying RE energy in the requisite quantum. DC will be at liberty to supply RE on commercial principles, independent of its existing PPA of its coal or lignite-based generating station.

A captive coal or lignite-based generating station is exempted from RGO subject to its fulfilment of RE Consumption Obligation as notified by the Central Government. Further, a generating company with more than one coal or lignite-based generating station are allowed to comply with the RGO on an aggregate basis. Also, obligation fulfilled by any DC under the “Scheme for Flexibility in Generation and Scheduling of Thermal and Hydro Power Stations through Bundling with Renewable Energy and Storage Power, 2022, dated April 12, 2022 (RE Bundling) scheme)”, shall be considered as part of its RGO.

Guidelines for Procurement and Utilization of Battery Energy Storage Systems as part of Generation, Transmission and Distribution Assets, along with Ancillary Services

The GoI promulgated these guidelines in March 2022, and their objective is to facilitate the procurement of battery storage systems to be utilized either in combination with renewable energy or as a standalone asset. These guidelines will also play a critical role in achieving the nation’s renewable energy and decarbonization goals. Business opportunities identified by the MoP in this space include BESS coupled with RE and with transmission infrastructure and storage for distribution and ancillary services.

Revised Scheme for Flexibility in Generation of Thermal/Hydro Power Stations through Bundling with Renewable Energy and Storage Power

The GoI promulgated a revised scheme in April 2022. The revisions provide flexibility in generation and scheduling of power from thermal/hydro plants through bundling with renewable energy. This reduces the cost of power and helps distribution companies to meet renewable purchase obligations for distribution licensees to meet a certain minimum quantity of their power requirement from renewable sources.

Green Energy Corridor Phase-II

The Ministry of New and Renewable Energy (MNRE) has approved the implementation of the “Green Energy Corridor Phase-II - Inter-State Transmission System for 13 GW Renewable Energy Project in Ladakh (ISTS GEC-II)” on February 15, 2024. The project involves installing 713 km (or 1268 circuit kilometers) of transmission lines and two 5 GW High Voltage Direct Current (HVDC) terminals in Pang (Ladakh) and Kaithal (Haryana). It aims to facilitate power evacuation from a 13 GW renewable energy project, alongside a 12 GWh Battery Energy Storage System (BESS) in Ladakh. Power Grid Corporation of India Limited (POWERGRID) will execute the project in a single phase, scheduled for completion by the financial year 2029-30, with an estimated cost of INR 20,773.70 Crores. MNRE will coordinate with the Ministry of Power to ensure systematic planning and execution of RE generation and transmission projects. The project’s progress will be closely monitored by the Central Electricity Authority (CEA) and Central Transmission Utility of India Limited (CTUIL).

CERC notifies draft CERC (Procedure, Terms and Conditions for grant of Transmission Licence and other related matters) Regulations, 2023

The Central Electricity Regulatory Commission (CERC) has notified draft CERC (Procedure, Terms and Conditions for grant of Transmission Licence and other related matters) Regulations, 2023. As per the draft, no person shall be eligible for a grant of licence unless it is selected through the process under the competitive bidding guidelines; or an entity selected by the central government or its authorised agency to implement a project under the regulated tariff mechanism; or a bulk consumer, with a load of 50 MW and above, who intends to draw electricity for the purpose of self-consumption by constructing a connecting transmission line from the interstate transmission system sub-station to its premises. Additionally, a bulk consumer shall also be eligible to get its connecting transmission line constructed, maintained and operated by a transmission licensee instead of seeking the transmission licence itself by amendment of the transmission licence of such licensee.

CERC passes suo moto in the matter of removal of difficulties with respect to GNA regulations

The Central Electricity Regulatory Commission (CERC) issued a suo moto order addressing challenges in implementing certain provisions of the Central Electricity Regulatory Commission (Connectivity and General Network Access to the inter-State Transmission System) Regulations, 2022. Notable directives include allowing processing of power scheduling activities under the 2009 Connectivity Regulations until October 1, 2023, alongside the GNA Regulations. Entities are required to adjust bank guarantees submitted under the 2009 Regulations according to Regulation 37 of the GNA Regulations. The commission emphasized adherence to higher bank guarantee requirements between the two regulations until October 1, 2023.

Furthermore, considering the issues highlighted by RE Developers, the commission directed that change in the location of the land parcel - without any change in (a) the point of connectivity with ISTS and (b) the start date of connectivity - shall be allowed, and shall not lead to cancellation of the connectivity.

CERC issues staff paper on market coupling

The Central Electricity Regulatory Commission (CERC) has issued a staff paper on market coupling. The staff paper states that considering the fact that collective transactions account for more than 70 per cent of the electricity transacted through power exchanges, and the share of only one exchange has been increasing, the power exchanges with lower liquidity have been advocating for market coupling. The Commission provided enabling provisions in Power Market Regulations 2021 to introduce market coupling among the power exchanges to enable uniform price discovery. These provisions related to market coupling are yet to be brought into effect and form the basis for discussion in this paper. The paper, in the subsequent sections, discusses the regulatory provisions for market coupling, international experience, the objectives of market coupling in India, the issues and challenges in the implementation of market coupling, and the key points for discussion.

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

3.	Enhancing the scope and coverage of the Energy Conservation Building Code

II. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our business, financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors” and elsewhere in this annual report. Actual results could differ materially from those contained in any forward-looking statements.

A. Overview

We are committed to remain a leader and pioneer in the renewable energy market in India. We sell renewable power to our customers in India on long term fixed price contracts, in many cases at prices at or below prevailing alternatives for our customers. Our financial strategy is to build our renewable energy assets with the most efficient cost of capital available to us. Since we have engineering, procurement and construction as well as O&M capabilities in-house, we retain the value creation at all stages of development and operation. Through value engineering, operational performance monitoring and efficient financial strategy, we are able to deliver cost-effective energy to our customers.

We recognize revenue monthly, from renewable energy sold to our customers on a per kilowatt hour basis for the electricity supplied by our renewable power plants. We sell renewable energy based on terms in PPAs.

The energy output of our plants is dependent in part on the quantum of solar irradiation at plant locations. As a result, our revenue is impacted by seasonal patterns such as shorter daylight hours in winters as well as daily and annual fluctuation in insolation. Typically, our PLF, from operational solar power plants is lowest in the third quarter and highest in the first quarter of any given fiscal year (which ends on March 31).

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

We use certain financial and non-financial non-U.S. GAAP measures to provide a comparison of our performance. The non-financial metrics include electricity generation, PLF, MW operating, MW Contracted & Awarded and MW Operating, Contracted & Awarded. We also use certain non-U.S. GAAP financial metrics such as Cost per MW operating, Adjusted EBITDA and Cash Flow to Equity to provide a comparison of our financial results. We use non-financial metrics that are commonly used in the industry to help users compare us with our peers and better demonstrate growth in terms of our current capacity, as well as our future capacity. We understand that non-U.S. GAAP measures helps investors compare our performance period over period and assess how we have improved productivity in reducing the cost of building a plant through cost per megawatt as well as measure the output of the plants through PLFs. The non-financial metrics are used by analysts and investors in arriving at a fair valuation of us by projecting our future revenue as well as predicting our results.

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

Certain Factors affecting our Results

Cashflow and Liquidity Position:

Our expansion plans, if consummated, may require additional financing. We expect to incur substantial capital expenditure as well as operating and financial expenses, and, if so, our cash reserves and cash flow from operations may be insufficient to meet our planned obligations. Further, our cash flow may also be adversely impacted by any liabilities which may arise as a result of the review of certain material projects and contracts over a three-year period for anti-corruption and related compliance issues by the Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice. For more information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Our ability to obtain additional financing on favorable terms, if at all, will depend on several factors, including our future results of operations, financial condition and cash flows, the amount and terms of existing indebtedness, general market conditions and market conditions for financing activities and the economic, political and other conditions in the markets where we operate. Our ability to raise financing on acceptable terms also depends on our credit ratings and may also be affected by the failure to deliver audited consolidated financial statements and the financial statements of subsidiaries and restricted borrowing groups in accordance with financing documents. We can make no assurances that we will be able to raise additional financing on acceptable terms in a timely manner or at all. Failure to obtain additional financing on acceptable terms and in a timely manner could adversely affect our business, results of operations, financial condition and cash flows. See “Risk Factors – Our cash reserves and cash flows may be insufficient to meet our working capital requirements and expansion plans absent further financing. Accordingly, our failure to obtain additional financing on acceptable terms and in a timely manner could materially and adversely affect our financial condition.” In addition, our ability to obtain additional financing may be dependent on the compliance review of our lenders and creditors in light of the review of certain material projects and contracts over a three-year period for anti-corruption and related compliance issues by the Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice and to Indian regulatory authorities. For more information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Defaults under our Loan Agreements:

Timely submission of financial statements of the Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. Due to our inability to meet these covenants to date in respect of Fiscal 2023 (and interim periods therein), we secured extensions from our lenders in respect of these covenants until December 31, 2023. We have further secured time extensions until March 31, 2024/April 30, 2024, for the Group and until April 30, 2024 for the subsidiaries to submit its financial statements for Fiscal 2023.

In addition, due to our inability to meet these information covenants to date, some of our lenders have started charging us penalty interest rates. In addition, in some of our borrowing facilities, the lenders have also revised the rates of interest upward due to delay in Fiscal 2022 and Fiscal 2023 audited financial statements and our downgrade in credit ratings. These penal rates of interest and higher rates of interest have increased our finance costs for the projects to which these loans relate. While the penal interest may cease to be charged upon finalization and submission of the delayed financial statements, the rates of interest which have been revised upwards may not revert to previous levels, and, therefore, may result in continued higher cost of funds for our debt borrowings for these projects.

In addition, any fines, penalties, ongoing obligations or other measures or relief imposed against us by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) in connection with whistle-blower claims and Special Committee investigations could adversely impact our ability to maintain compliance with the covenants under our credit facilities or result in an event of default thereunder.  For more information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Green Bond Consent Solicitation:

We issued U.S. dollar denominated 3.575% Solar Green Bonds in August 2021 and 5.65% Solar Green Bonds in September, 2019 (together the “Green Bonds”), listed on the Singapore Exchange Limited. On December 14, 2023, Azure Power Solar Energy Private Limited (“APSEPL”) and Azure Power Energy Ltd (“APEL”) completed a consent solicitation (the “Consent Solicitation”) in respect of the 5.65% Senior Notes due 2024 issued by APSEPL (the “2024 Notes”) and the 3.575% Senior Notes due 2026 (the “2026 Notes”). APSEPL and APEL sought the consent of the Noteholders of each of the 2024 Notes and 2026 Notes to amend certain terms of (A) the indenture dated as of September 24, 2019 (the “2024 Indenture”) and (B) the indenture dated as of August 19, 2021 (the “2026 Indenture” and together with the 2024 Indenture, the “Indentures”). The purpose of the consent solicitation was to: (i) undertake to make tender offers (a) to purchase an outstanding principal amount of U.S.$40,000,000 of the 2024 Notes by March 25, 2024, (b) to purchase an outstanding principal amount of U.S.$12,000,000 of the 2026 Notes by March 25, 2024 and an outstanding principal amount of U.S.$8,000,000 of the 2026 Notes by August 26, 2024; (ii) make certain amendments and provide certain confirmations with respect to the reporting covenant of each of the Indentures; and (iii) make certain amendments to the restricted payments and limitations on amendments of onshore debt covenants in the 2024 Indenture to allow for the implementation of a cash-neutral intercompany transaction (the “proposed amendments”).

The consent solicitation was announced on November 28, 2023. The deadline to submit consent instructions expired at 5:00 pm New York time on December 7, 2023. Over 99% consent instructions were received in relation to both the 2024 Notes and the 2026 Notes. On December 8, 2023, each of APSEPL and APEL executed a supplemental indenture with Azure Power Global Limited (as Parent), the trustee and the collateral agents to implement the proposed amendments. On December 14, 2023, the consent fee was paid and the proposed amendments became operative.

Pursuant to the terms of the amended Indentures, APSEPL and APEL launched tender offers for the 2024 Notes and the 2026 Notes on February 16, 2024. The early deadline of the tender offers was on March 1, 2024 and APSEPL and APEL purchased US$40,000,000 of the 2024 Notes and US$14,477,000 of the 2026 Notes respectively on March 11, 2024.

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

Our rated borrowing as set forth in the table below, remain on negative credit outlook by each of the respective credit rating agencies during the period, other than Fitch which removed the Rating Watch Negative.

The table below sets forth our ratings and downgrades in Fiscal 2023 and Fiscal 2024 with respect to various borrowings.

Borrower or Borrower Group	Borrowing	Rating Agency	Downgrade Action
Azure Power India Private Limited	Long term & Short term	CRISIL	On December 23, 2022, long term downgraded to A+ (from AA-) and short term downgraded to A1 (from A1+)
Azure Power India Private Limited	Long term & Short term	CARE	On May 29, 2023 long term downgraded to A (from A+)
On July 11, 2023, long term downgraded to BBB+ (from A) and short term downgraded to A2 (from A1).
On December 27, 2022, long-term to A+ (from AA-)
Azure Power Maple Private Limited	Long Term	CRISIL	On May 15, 2023, long-term downgraded to A (from A+) and short term downgraded to A1 (from A1+)
On July 15, 2023, long-term downgraded to BBB+ (from A) and short term downgraded to A2 (from A1).
On December 23, 2022, long term downgraded to A (from A+)
Azure Power Forty Three Private Limited	Long Term	CRISIL	On May 29, 2023 long term downgraded to A- (from A)
On July 11, 2023, long term downgraded to BBB+ (from A-)
On December 23, 2022, long term downgraded to A+ (from AA-)
Azure Power Forty Private Limited	Long Term	CRISIL	On May 29, 2023 long term downgraded to A (from A+)
On July 11, 2023, long term downgraded to BBB+ (from A)
On December 23, 2022, long term downgraded to A (from A+)
Azure Power Forty Private Limited	Long Term	CARE	On May 29, 2023 long term downgraded to A- (from A)
On July 11, 2023, long term downgraded to BBB+ (from A-)
On Feb 13, 2023 long term downgraded to A- (from A)
Azure Solar Private Limited	Long Term	CARE	On July 18, 2023, long term downgraded to BBB (from A-)
On July 18, 2022, long term downgraded to A (from AA-)
Azure Power (Rajasthan) Private Limited	Long Term	CARE	On July 18, 2022, long term downgraded to A (from AA-)
Azure Power Jupiter Private Limited	Long Term	CARE	On July 18, 2022, long term downgraded to A (from AA-)
Restricted Group – II	Long Term	Fitch	On January 16, 2023, long term downgraded to BB- (from BB)
On June 26, 2023, long term downgraded to B (from BB-)
Restricted Group – II	Long Term	Moody’s	On January 16, 2023, long term downgraded to Ba2 (from Ba1)
On May 29, 2023, long term downgraded to Ba3 (from Ba2)
On July 14, 2023, long term downgraded to B1 (from Ba3) and withdrawn

Restricted Group – III	Long Term	Fitch	On January 16, 2023, long term downgraded to BB (from BB+)
Restricted Group – III	Long Term	Moody’s	On June 26, 2023, long term downgraded to B (from BB)
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

General and administrative expenses (excluding Stock Appreciation Right (SAR) expenses):

The consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2023 were higher than our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2022 primarily due to higher legal and accounting costs related to whistle-blower and other investigations and legal costs related to defending various litigation matters.

Rooftop Portfolio and Radiance:

In April 2021, we entered into an agreement with Radiance to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MW (the “Rooftop Portfolio”) for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance was to acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by the Group. We had recognized an impairment loss in relation to the Rooftop Subsidiaries aggregating to INR 3,255 million during the year ended March 31, 2021.

As on current date, we received aggregate sale proceeds of INR 1,412 million (excluding working capital support reimbursed by Radiance), and we transferred 66.5 MWs out of the total portfolio of 153 MWs. Out of this 66.5 MW, 33.2 MWs were from RG-II entities, for which we transferred a 48.6% shareholding to Radiance pursuant to the terms of the Green Bond Indentures, and the remaining 51.4% will be transferred to Radiance only after refinancing of the RG-II bonds. In August 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one rooftop project of 10 MW, the restriction on transfer of shareholding was released. For another 16 MWs, which is the Delhi Jal Board rooftop project, a 49% shareholding was transferred to Radiance and the remaining 51% will be transferred in 2024 after compliance with equity lock-in conditions under the applicable PPA. The transfer of ownership of these portfolios is not anticipated to occur within 12 months due to these restrictions.

Further, during the current year in June 2022, we transferred 100% shareholding in relation to 2.5 MW operating capacity.

We and Radiance have mutually agreed to terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and accordingly, the Purchaser will not purchase from the Sellers and the Sellers will not sell to the Purchaser the AZR Sale Shares (including any Seller Group Loans) as was agreed in the Previous MSPA and further amended under the Amended MSPA. The remaining un-transferred portfolio is being managed by Group.

Key Operating Metrics

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

Megawatts Operating represents the aggregate megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

Megawatts Contracted & Awarded represents the aggregate megawatt rated capacity of renewable power plants which include (i) PPAs signed with customers, and (ii) capacity won and allotted in auctions and where LoAs have been received, but does not include the commissioned and operational capacity as of the reporting date.

The following table represents the megawatts Operating and megawatts Contracted & Awarded, which together are also called our total Portfolio, as of the end of the respective periods presented:

	As of March 31,
	2021*	2022**#	2023**#^
Megawatts Operating	1,990	2,752	3,041
Megawatts Contracted & Awarded	4,965	4,759	1,237	##
Megawatts Operating, Contracted & Awarded	6,955	7,511	4,278	##

*	In Fiscal Year 2021, we identified certain subsidiaries to sell off on a going concern basis, which currently form part of our Rooftop business. Out of this identified portfolio, during the current year in April 2021, we executed a contract with Radiance to sell certain subsidiaries having an operating capacity of 153 MW. Hence, we have not considered this rooftop portfolio capacity for reporting under total portfolio as at year end.

**	Out of the identified rooftop portfolio of 153 MW, we already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. We and Radiance have mutually agreed to terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance. Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

#	Adjusted for inconsistencies in MWs reported as identified by the Group through its review of 2022 whistle-blower allegations. See “Whistle-blower Allegations and Special Committee Investigation” section for details.

##	Adjusted as we will not continue with construction of 3,033 MWs manufacturing linked projects. See “Business, Company & Industry Overview, A. Business Overview, Project Pipeline” on page 4.

^	Excluding 200 MW wind–solar hybrid project earlier won by the Group with Maharashtra State Electricity Distribution Co. Limited. This project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

As of March 31, 2023, we had operating capacity of 3,041 MW, and we do not expect commissioning of any further projects during Fiscal Year 2023-24. Therefore, we expect to have megawatts operating of 3,041 MW by March 31, 2024.

Plant Load Factor

Plant load factor, or PLF, is the ratio of the actual output of all our power plants, including rooftop portfolio, over the reporting period to their potential output if it were possible for them to operate at full rated capacity. The PLF is not the same as the availability factor. Our power plants have high availability, that is, when the sun is shining our plants are almost always able to produce electricity. The variability in our PLF is a result of seasonality, weather, air pollution, rotation of the earth, equipment efficiency losses, breakdown of our transmission system and grid unavailability. We compute PLF on the basis of PPA capacity in AC or alternate current, which is generally lower than the actual installed capacity in DC, or direct current.

We track PLF as a measure of the performance of our power plants. It indicates effective utilization of resources and validates our value engineering and operations research. Higher PLF at a plant indicates increased electricity generation. Monitoring PLF on real time allows us to respond rapidly to potential generation anomalies. PLF in AC was 21.6% for Fiscal Year 2023 compared with 21.6% for FY 2022.

	Fiscal Year Ended March 31,
	2021	2022	2023
Plant Load Factor (AC) (%)	20.9	21.6	21.6

Electricity Generation

Electricity generation represents the actual amount of power generated by our power plants including rooftop portfolio over the reporting period. This is a measure of the periodic performance of our power plants.

	Fiscal Year Ended March 31,
	2021	2022	2023
Electricity Generation (kWh in millions)	3,495	4,551	5,854

Summary of Operating Metrics

Key metrics	Unit of Measurement	Fiscal 2021	Fiscal 2022	Fiscal 2023
Electricity generation	kWh in millions	3,495	4,551	5,854
Plant load factor	%	20.9	21.6	21.6
MW Operating	MW	1,990	2,752	3,041
MW Contracted & Awarded	MW	4,965	4,759	1,237	#
MW Operating, Contracted & Awarded	MW	6,955	7,511	4,278	#^

#	Adjusted as we will not continue with construction of 3,033 MWs manufacturing linked projects. See “Business, Company & Industry Overview, A. Business Overview, Project Pipeline” on page 4.

^	Excluding 200 MW wind–solar hybrid project earlier won by the Group with Maharashtra State Electricity Distribution Co. Limited. This project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

Key Financial Metrics

Adjusted EBITDA

Adjusted EBITDA is not a U.S. GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss/(income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization (d) loss/(gain) on foreign currency exchange (net), (e) other expense/(income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends.

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

Adjusted EBITDA has limitations as an analytical tool, and one should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

●	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

●	it does not reflect changes in, or cash requirements for, working capital;
●	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;
●	it does not reflect payments made or future requirements for income taxes; and
●	although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss)/profit to Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2021	2022	2023
	INR	INR	INR	US$
	(in millions)
Net profit/ (loss)	(4,201)	(2,126)	(2,322)	(28.3)
Income tax expense	296	1,316	2,663	32.4
Interest expense, net	8,410	11,930	8,375	101.9
Other (income)/expense, net	18	3	(30)	(0.4)
Depreciation and amortization	3,202	3,667	4,024	49.0
Impairment loss/(reversal)	3,255	(80)	1,279	15.6
Loss/(gain) on foreign currency exchange (net)	7	(33)	157	1.9
Adjusted EBITDA	10,987	14,677	14,146	172.1
% of Sale of power	72.1%	80.0%	68.2%	68.2%

(1)	Translation of balances in the financial information table above from INR into US$, as of and for Fiscal Year 2023, are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 82.19, the noon buying rate in New York City for cable transfers in non-U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

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

	Fiscal Year Ended March 31,
	2022	2023
	INR	INR	US$
	(in millions)
Including Safeguard Duty:
Cost per MW (AC)	43.1	43.0	0.5
Cost per MW (DC)	33.5	37.4	0.5
Excluding Safeguard Duty:
Cost per MW (AC)	42.4	43.0	0.5
Cost per MW (DC)	32.9	37.4	0.5

Cost per MW has increased in current year as compared to previous year primarily on account of increase in module prices.

Cash Flow to Equity

Cash Flow to Equity (or “Cfe”) is not a U.S. GAAP financial measure. We present Cfe as a supplemental measure of our performance. This measurement is not recognized under U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Cfe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

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

We define our “Operational Assets”, as the projects which had commenced operations on or before March 31, 2023. –The operational assets represent the MW operating as on the date.

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

Following is the Cfe statement for the periods March 2022 and 2023:

	For the twelve months ended March 31, 2022			For the twelve months ended March 31, 2023
	Unaudited			Unaudited
	(in millions)			(in millions)
	Total	Other	Operating	Total	Other	Operating	Operating
	INR	INR	INR	INR	INR	INR	US$
Revenue from customers	18,341	-	18,341	20,748	-	20,748	252.4
Cost of operations	1,597	-	1,597	1,825	-	1,825	22.2
General and administrative	2,067	1,288	779	4,777	3,453	1,324	16.1
Depreciation and amortization	3,667	28	3,639	4,024	2	4,022	48.9
Impairment loss/(reversal)	(80)	-	(80)	1,279	-	1,279	15.6
Operating income/(loss)	11,090	(1,316)	12,406	8,844	(3,455)	12,298	149.6
Interest expense, net	11,930	6,498	5,432	8,375	4,506	3,869	47.1
Other expense, net	3	1	2	(30)	(13)	(17)	(0.2)
Loss/(gain) on foreign currency exchange, net	(33)	17	(50)	157	28	129	1.6
Profit/(Loss) before income tax	(810)	(7,832)	7,022	341	(7,976)	8,317	101.1
Add: Depreciation and amortization	3,667	28	3,639	4,024	2	4,022	48.9
Add: Impairment loss	(80)	-	(80)	1,279	-	1,279	15.6
Add: Loss/(gain) on foreign currency exchange, net	(33)	17	(50)	157	28	129	1.6
Add: Amortization of debt financing costs	1,107	140	967	336	5	331	4.0
Add: Other items from Statement of Cash Flows(1)	1,796	10	1,786	365	(907)	1,272	15.5
Less: Cash paid for income taxes	(644)	(516)	(128)	(514)	(153)	(361)	(4.4)
Less: Debt amortization(2)	(1,591)	-	(1,591)	(4,853)	-	(4,853)	(59.0)
Cfe	3,412	(8,153)	11,565	1,135	(9,000)	10,136	123.3

(1)

Other items from the Statement of Cash Flows: For the year ended March 31, 2022 and March 31, 2023 respectively, Other items include: loss on disposal of property plant and equipment of INR 167 million and INR 242 million (US$2.9 million), reversal of share based compensation of INR 295 million and reversal of INR 629 million (US$7.7 million), non-cash rent expense of INR 354 million and INR 121 million (US$1.5 million), reversal of allowance for doubtful debts of INR 97 million and INR 551 million (US$6.7 million), loan repayment charges of INR 1,608 million and INR Nil million and Assets Retirement Obligation (ARO) accretion of INR 46 million and INR 83 million (US$1.0 million).

(2)	Debt Amortization: Repayments of term and other loans during the year ended March 31, 2023, were INR 7,222 million (US$87.9 million) (refer to the Statement of Cash Flows) which includes INR 2,369 million (US$ 28.8 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 4,853 million (US$59.0 million). Repayments of term and other loans during the year ended March 31, 2022, were INR 90,022 million (refer to the Statement of Cash Flows) which includes INR 88,431 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 1,591 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures: We consider all our capital expenditures Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total Cfe to U.S. GAAP cash from Operating Activities:

	For the year ended March 31, 2022	For the year ended March 31, 2023
	INR	INR
	(in millions)	(in millions)
Cfe (Non-U.S. GAAP)	3,412	1,135
Items included in U.S. GAAP Cash from Operating Activities but not considered in Cfe:
Change in current assets and liabilities as per statement of cash flows	(1,455)	955
Current income taxes	(859)	(1,049)
Interest income on investment	-	(41)
Prepaid lease payments and employee benefits	(312)	(136)
Amortization of hedging costs	1,576	1,726
Items included in Cfe but not considered in U.S. GAAP Cash Flow from Operating Activities:
Debt amortization	1,591	4,853
Cash taxes paid	644	514
Cash from Operating Activities (U.S. GAAP)	4,597	7,957

Summary of key financial metrices

The following are the key metrics used to evaluate our business performance:

Key metrics	Unit of Measurement	Fiscal 2021	Fiscal 2022	Fiscal 2023
Revenue (1)	INR in millions	15,236	18,341	20,748
Revenue (2)	US$ in millions	208.3	241.7	252.4
Cost per MW Operating (3)	INR in millions	28.8	33.5	37.4
Adjusted EBITDA	INR in millions	10,987	14,677	14,146
Cfe	INR in millions	3,582	3,412	1,135

(1)	Revenue consists of revenue from the sale of power, including other revenue items related to generation from renewable power.

(2)	Translation of balances from INR into US$, as of and for Fiscal Year 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 82.19, the noon buying rate in New York City for cable transfers in non-U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

(3)	Installation per MW of DC capacity and includes safe-guard duties which we expect to recover.

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

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. We estimate the total kilowatt hour units expected to be generated annually during the tenure of PPA using budgeted PLFs, rated capacity of the project and annual estimated decrease in rated capability of solar panels. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. We then use the total estimated revenue and the total estimated kilowatt hours to compute the average rate used to record revenue on the actual energy output supplied. We compare the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, we reassess the energy output estimated over the remaining term of the PPA and adjust the revenue recognized and deferred to date. Through March 31, 2023, the adjustments have not been significant, and the difference between the actual billing and revenue recognized is recorded as deferred revenue.

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

Depreciation and Amortization

Depreciation and Amortization expenses are recognized using the straight-line method over the estimated useful life of our solar power plants and other assets. Leasehold improvements related to solar power plants are amortized over the shorter of the lease term or the underlying period of the PPA for that particular solar power plant. Leasehold improvements related to office facilities are amortized over the shorter of the lease period or the estimated useful life. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Impairment loss/(reversal)

Impairment loss/(reversal) relates to fair valuation impact of our non-core solar rooftop portfolio, for which we entered into an agreement for sale during April 2021 and impairment in relation to 3,033 MW projects (part of manufacturing linked tender).

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

As of March 31, 2022, and 2023, we had net deferred tax assets of INR 1,920 million and INR 1,137 million (US$13.8 million), respectively, and net deferred tax liabilities of INR 1,936 million and INR 3,338 million (US$40.6 million), respectively.

We apply a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We re-evaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law and effectively settled issues under tax-audit. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period. As of March 31, 2022, and 2023, we did not have any material uncertain tax positions.

We establish valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance as on March 31, 2022 and 2023 were INR 2,281 million and INR 2,455 million (US$29.9 million), respectively.

A portion of our Indian operations qualifies for tax holiday related to their operating income attributable to undertakings, as defined, in operating solar power plants under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the undertaking first generates power (referred to as the Tax Holiday period), however, the exemption is available only for projects completed on or before March 31, 2017. We assess the election of the Tax Holiday period on an annual basis for each of our undertakings. We believe these undertakings will generate higher taxable profits due to lower interest cost as debt balances are paid down in the later years of operations and therefore, we plan to defer the Tax Holiday election to later years in order to maximize the benefits. As of March 31, 2023, we are claiming tax holiday benefits for fourteen of our subsidiaries. Deferred tax assets are recognized to the extent probable of realization outside the anticipated Tax Holiday period. For example, if we choose years six through 15 as the tax holiday period, we recognize deferred tax assets only to the extent that they will be realized either in years one through five or from year 16 onwards. As a result, all temporary differences do not result in creation of a deferred tax asset or liability.

Under certain of our subsidiaries, which are not eligible for deduction under section 80IA of the Income Tax Act, we had opted for the reduced corporate tax rate of 22% as per the provision of the Taxation Laws (Amendment) Act, 2019.

APIPL and AZR provide engineering, procurement and construction (“EPC”) and related support services to other group subsidiaries and as a result incur income taxes on profits from the services provided. The services provided to the group subsidiaries are in the nature of capitalizable costs and are therefore capitalized as part of property, plant and equipment in the standalone financial statements of such subsidiaries. However, these capitalized costs are eliminated for the purposes of the consolidated financial statements. The costs capitalized in the standalone financial statements are however eligible for income tax deductions in the tax records of the respective group subsidiaries. We started recording Deferred Tax Asset on the intra-entity transfer of assets pursuant to ASU 2016-16, from April 1, 2017. We assess that the probability of realizing the benefit on an annual basis and its recognition is limited to the extent probable of realization outside of the anticipated Tax Holiday period. Our estimate is that such benefit is limited to approximately 30% to 55% of the tax expense incurred by APIPL and the subsidiary. As a result, while all the profits on inter-company transactions are eliminated during consolidation, it does not result in a complete reversal of tax expense on such inter-company transactions. Accordingly, while we may not be profitable, we report income tax expense / benefit that may fluctuate from period to period. Further, EPC services by APIPL to other group subsidiaries were provided up-till financial year ended March 31, 2020 only. Now all subsidiaries are managing these EPC services by themselves with dedicated team of field-service engineers, technicians and other employees.

Contracts Designated as Cashflow Hedges for Solar Green Bonds

We issued U.S. dollar denominated 3.575% Solar Green Bonds in August 2021 and 5.65% Solar Green Bonds in September, 2019 (together the “Green Bonds”), listed on the Singapore Exchange Limited. We used the net proceeds from the Green Bonds to repay project level debt of certain projects in India, in the form of intercompany Non-Convertible Debentures (“NCD”) and External Commercial Borrowings (“ECBs”) denominated in INR. We hedged the exchange rate risk on the proceeds invested from the Green Bonds through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively, “option contracts”). We have designated these option contracts as a cashflow hedge. We expect that these option contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and principal and also for repayment of the principal balance at the end of five years.

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

	As of March 31, 2022 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	753.9	(1,735)	2,647	34.9

	As of March 31, 2023 (in millions)
	Notional Amount	Current Liabilities (Fair value)	Other Assets (Fair value)	Other Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	721.6	(1,431)	5,447	66.3

Property, Plants and Equipment

Our Company’s principal executive offices are located at 8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram 122002, India and occupy approximately 29,000 square feet of space. Our power projects are located primarily on land leased from the state governments and third parties and freehold land purchased from private individuals and entities. Further, we source the land required for construction of plants under the land lease arrangement or procure at the required locations of the plant. Our land lease arrangements range typically from 2 to 35 years, but our PPAs are generally for a term of 25 years. We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Power Purchase Agreements

The material terms of the PPAs we have entered into and bids we have won as of the date of this annual report for our utility scale projects are summarized in the following table.

Project Names	Commercial Operation Date (1)	PPA Capacity (MW)		DC Capacity (MW)	Tariff (INR / kWh)		(6)	Off taker	Duration of PPA in Years
Utility
Operational
Gujarat 1.1	Q2 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5		5	15.00	(2)		Gujarat Urja Vikas Nigam Limited	25
Punjab 1	Q4 2009	2		2	17.91			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 1	Q4 2011	5		5	11.94			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20		22	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15		18	8.21			NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15		15	7.67			Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15		15	7.97			Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4		4	8.28			Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10		10	7.47			Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10		12	8.99			Uttar Pradesh Power Corporation Limited	12
Rajasthan 3.1	Q2 2015	20		23	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40		43	5.45	(3)		Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40		41	5.45	(3)		Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10		10	6.44			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10		10	6.45			Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10		10	6.46			Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5		6	5.45	(3)		Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2		2	5.43	(3)		Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10		12	6.66			Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1 (4)	Q1 2016	50		54	6.63	(2)		Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24		25	7.19			Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4		4	7.33			Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10		12	8.39			North & South Bihar Power Distribution Company Limited	25
Punjab 4.1	Q4 2016	50		52	5.62			Punjab State Power Corporation Limited	25
Punjab 4.2	Q4 2016	50		52	5.63			Punjab State Power Corporation Limited	25
Punjab 4.3	Q4 2016	50		52	5.64			Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50		54	6.51			Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40		42	6.51			Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40		42	6.51			Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2		2	5.50	(3)		Ordinance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5		6	5.31			Ordinance Factory, Ambajhari	25
Andhra Pradesh 2 (5)	Q2 2017	100		130	5.12			NTPC Limited	25
Uttar Pradesh 2	Q2-Q3 2017	50		59	4.78			NTPC Limited	25
Telangana 1	Q1 2018	100		128	4.67			NTPC Limited	25
Uttar Pradesh 3	Q2 2018	40		51	4.43	(3)		Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50		64	4.43	(3)		Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260		363	2.67			Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50		75	2.93			Bangalore Electricity Supply Company	25
Karnataka 4.2	Q1 2019	50		75	2.93			Hubli Electricity Supply Company Limited	25
Rajasthan 5	Q2-Q3 2019	200		262	2.48			Solar Energy Corporation of India Limited	25
Maharashtra 3	Q3 2019	130		195	2.72			Maharashtra State Electricity Distribution Company Limited	25
Assam 1	Q3 2020-Q1 2022	90		124	3.34			Assam Power Distribution Company	25
Rajasthan 6	Q4 2020- Q1 2022	600		891	2.53			Solar Energy Corporation of India Limited	25
Rajasthan 8	Q4 2021- Q1 2022	300		417	2.58			Solar Energy Corporation of India Limited	25
Rajasthan 9	Q1-Q3 2022	300		360	2.54			Solar Energy Corporation of India Limited	25
Others (8)	Q1 2018-Q4 2019	7		10	3.36	(4)		Various	25
Operational Capacity Rooftop	2013- Q1 2020	86		86	Various			Various	25
Total Operational Capacity		3,041		3,957
Under Construction / Contracted/ Awarded
Manufacturing Linked Project 1		300	(7)		2.54			Solar Energy Corporation of India Limited	25
Manufacturing Linked Project 1		667	(7)		2.42			Solar Energy Corporation of India Limited	25
SECI Hybrid		150	(9)		2.35			Solar Energy Corporation of India Limited	25
SECI WIND		120	(9)		2.70			Solar Energy Corporation of India Limited	25
Total Contracted & Awarded Capacity – Utility		1,237
Total Portfolio*		4,278	##

Notes:

(1)	Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity.
(2)	Current tariff, subject to escalation. Please also see “—Tariff Structure”
(3)	Projects are supported by VGF, in addition to the tariff. Please also see “—VGF for projects”
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation per the Indian Income tax regulation.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	LoA received. PPA for 967 MW yet to be signed. For more information, see “Operating And Financial Review And Prospects – Projects under execution”
(8)	Others include projects with Hindustan Aeronautics Limited, Decathlon and other off takers.
(9)	PPA for 150 MW solar-wind hybrid signed on July 15, 2022 and PPA for 120 MW for wind project signed on August 31, 2022 (119 MW) and November 28, 2022 (1 MW).

*

In FY 2021, we entered into a sales contract with Radiance Renewables Private Limited (“Radiance”) to sell certain subsidiaries having an operating capacity of 153 MW for INR 5,350 million (US$70.5 million), subject to certain purchase price adjustments. Out of the identified rooftop portfolio of 153 MW, we already transferred 17.3 MW to Radiance, 33.2 MW will be transferred to Radiance after refinancing of the RG-II bonds and 16 MW will be transferred to Radiance post March 31, 2024. Hence, we have not considered these rooftop portfolios of 66.5 MW for reporting under its total portfolio as at year end. We and Radiance have mutually agreed to terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and accordingly, the Purchaser will not purchase from the Sellers and the Sellers will not sell to the Purchaser the AZR Sale Shares (including any Seller Group Loans) as was agreed in the Previous MSPA and further amended under the Amended MSPA. Hence, portfolio of 86.5 MW have been considered for reporting under total portfolio as at year end.

##	Adjusted as we will not continue with construction of 3,033 MWs manufacturing linked projects. See “Business, Company & Industry Overview, A. Business Overview, Project Pipeline” on page 4.

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

Megawatts Allotted or Won at Auction

During Fiscal 2020, we won a bid for 2,000 MW manufacturing linked project with SECI and also elected to exercise a greenshoe option for an additional 2,000 MW as per auction guidelines. During Fiscal 2020, we received a LoA for the 2,000 MW project and also received a LoA for the greenshoe option for 2,000 MW during Fiscal 2021.

During Fiscal 2022, we signed PPAs with SECI for 650 MW at a fixed tariff of INR 2.54 per kWh and for 2,333 MW at a fixed tariff of INR 2.42 per kWh respectively for supply power for 25 years, as a part of the 4,000 MW manufacturing linked projects. During Fiscal 2023, we signed a PPA with SECI for 50MW as part of the 4,000 MW manufacturing linked projects. We, however, will not continue with construction of 3,033 MWs manufacturing linked projects. For details see “Business, Company & Industry Overview, A. Business Overview, Project Pipeline” on page 4. PPAs for the balance capacity of 967 MW under the manufacturing linked projects can be signed only after SECI has the power supply agreements for these remaining MW in place and discussions with SECI are continuing in respect of such 967MW.

We executed a PPA with SECI for our 150 MW solar-wind hybrid project on July 15, 2022, PPA with SECI for our 120 MW wind project on August 31, 2022 (for 119 MW) and on November 28, 2022 (for 1 MW). We also received a LoA on December 14, 2021 for 200 MW solar-wind hybrid project from MSEDCL, however, this project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

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

B. Results of Operations

The following section illustrates our results of operations for the years ended March 31, 2021, 2022 and 2023 and includes a discussion and analysis of our performance, financial condition and results of operations.

	2021	2022	2023	2023
Consolidated Statement of Operations data:	(INR)	(INR)	(INR)	(US$) (a)

Operating revenues:
Revenue from customers (1)	15,236	18,341	20,748	252.4
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below) (2)	1,261	1,597	1,825	22.2
General and administrative (3)	2,988	2,067	4,777	58.1
Depreciation and amortization (4)	3,202	3,667	4,024	49.0
Impairment loss/(reversal)(5)	3,255	(80)	1,279	15.6
Total operating costs and expenses:	10,706	7,251	11,905	144.9
Operating income	4,530	11,090	8,843	107.5
Other expense, net:
Interest expense, net (6)	8,410	11,930	8,375	101.9
Other (income)/expenses (7)	18	3	(30)	(0.4)
Loss/(gain) on foreign currency exchange, net (8)	7	(33)	157	1.9
Total other expenses, net	8,435	11,900	8,502	103.4
Profit/ (Loss) before income tax	(3,905)	(810)	341	4.1
Income tax expense (9)	(296)	(1,316)	(2,663)	(32.4)
Net loss	(4,201)	(2,126)	(2,322)	(28.3)
Less: Net profit/ (loss) attributable to non-controlling interest	5	(22)	(37)	(0.5)
Net profit / (loss) attributable to APGL equity shareholders	(4,206)	(2,104)	(2,285)	(27.8)
Net profit / (loss) per share attributable to APGL equity stockholders
Basic	(87.66)	(41.36)	(35.61)	(0.43)
Diluted	(87.66)	(41.36)	(35.61)	(0.43)
Shares used in computing basic and diluted per share amounts:
Weighted average shares
Basic	47,979,581	50,876,360	64,166,360	64,166,360
Diluted	47,979,581	50,876,360	64,166,360	64,166,360

(a)	Azure Power Global Limited’s functional currency is the U.S. dollar and reporting currency is the Indian rupee. Solely for the convenience of the reader, we have translated the financial information for Fiscal Year 2023. The rate used for this translation is INR 82.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. dollar currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2023, which is the last available rate in the period of reported financial statements. No representation is made that the Indian rupee amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate.

Fiscal Year 2023 Compared to Fiscal Year 2022

(1) Operating Revenue

Operating revenues during Fiscal Year 2023 increased by INR 2,407 million, or 13.1%, to INR 20,748 million (US$252.4 million) compared to Fiscal Year 2022. The principal reasons for the increase in revenue during Fiscal Year 2023 was the incremental revenue from projects that commenced operations at various dates during Fiscal Year 2022 and Fiscal Year 2023. These include Rajasthan 6, Assam 1, Rajasthan 8 and Rajasthan 9 solar power projects, part of which commenced operation during FY 2022 and contributed incremental operating revenue of INR 1,048 million, 148 million, INR 1,366 million and INR 634 million, respectively, in Fiscal

Year 2023. Further, above increase in revenue has been offset by INR 716 million on account of decrease in sale of carbon credits as compared to previous year.

(2) Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during Fiscal Year 2023 increased by INR 228 million, or 14.3%, to INR 1,825 million (US$22.2 million), compared to Fiscal Year 2022, and remained consistent at 8% - 9% of revenue recognized during the respective periods in both years.

The net increase was primarily due to an increase in plant maintenance cost related to newly operational projects and partial commissioned projects during Fiscal Year 2022.

(3) General and Administrative Expenses

General and administrative expenses during Fiscal Year 2023, increased by INR 2,710 million, or 131.1%, to INR 4,777 million (US$58.1 million) compared to Fiscal Year 2022. The increase was due to higher legal and professional cost primarily related to Whistle blower investigations by INR 582 million (US$7.1 million), increase of INR 1,768 million (US$21.5 million) in relation to provision for bank guarantees of projects having portfolio of 3,033 MWs, higher insurance expense by INR 161 million (US$2.0 million) for insurance policies taken for directors and officers, increase of INR 611 million (US$7.4 million) under routine expenses of SPVs related to manufacturing linked projects and projects fully operationalised in current year. Above increase has been offset by INR 273 million (US$3.3 million) on account of reversal of  SAR expense on account of management transition, decrease by INR 548 million due to liquidation charges incurred during previous year on account of termination of joint venture agreement with M/s Waaree Energies Limited and decrease by INR 253 million for adjustment (decapitalisation) made in books of account during previous year as impact of Whistle blower based on certain benchmarking reports.

(4) Depreciation and Amortization

Depreciation and amortization expenses during Fiscal Year 2023 increased by INR 357 million, or 9.7%, to INR 4,024 million (US$49.0 million) compared to Fiscal Year 2022. The principal reason for the increase in depreciation was the full year effect of projects commissioned during Fiscal Year 2022, primarily Rajasthan 8 project.

(5) Impairment loss/(reversal)

We recognized an impairment loss of INR 1,279 million (US$15.6 million) during the year ended March 31, 2023, primarily due to impairment expense of INR 533 million (US$6.5 million) on account of fair valuation of 86.5 MW rooftop portfolio and impairment expense of INR 695 million (US$8.5 million) related to SPVs having portfolio of 3,033 MWs (related to manufacturing linked tender).

(6) Interest Expense, Net

Net interest expense during Fiscal Year 2023 decreased by INR 3,555 million, or 29.8%, to INR 8,375 million (US$101.9 million) compared to Fiscal Year 2022. The decrease of INR 1,192 million (US$14.5 million) is primarily due to non-recurring charges for refinancing of 5.5% Solar Green bonds and other project loans during previous year, decrease of INR 1,169 million is on account of loss on cancellation of hedged instruments booked in previous year, decrease by INR 407 million (US$5.0 million) primarily due to increase in interest income on term deposit during the current fiscal year and INR 730 million (US$ 8.9 million) decrease due to loans repaid during the previous year. Above increase has been offset by INR 196 million (US$2.4 million) for penalty interest incurred during the current fiscal year and balance amount due to primarily increase in interest expense under projects commissioned during the Fiscal year 2022 and 2023.

(7) Other Expense/ (income)

Other income during Fiscal Year 2023 Increased by INR 33 million to income of INR 30 million (US$0.4 million) as compared other expense of INR 3 million during Fiscal Year 2022.

(8) Gain/(loss) on Foreign Currency Exchange

The foreign exchange loss during Fiscal Year 2023 increased by INR 190 million to INR 157 million (US$1.9 million) as compared to gain on forex currency exchange of INR 33 million during Fiscal Year 2022.

(9) Income Tax Expense

Income tax expense increased during Fiscal Year 2023 by INR 1,347 million to an income tax expense of INR 2,663 million (US$32.4 million) compared to Fiscal Year 2022, the details of which are summarized below.

	Year ended March 31, (in millions)
	2021	2022	2023	2023
	INR	INR	INR	US$
Current tax expense	242	485	707	8.6	*
Withholding Tax on interest on restricted group debt	384	367	342	4.2
Deferred income tax (benefit)/expense	(330)	464	1,614	19.6
Total	296	1,316	2,663	32.4

*	Current tax on profit before tax. Current tax includes reversal of INR 78 million (US$1.0 million) for tax adjustment relating to earlier years.

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

The total income tax expense for Fiscal Year 2023 was INR 2,663 million, which increased by INR 1,347 million compared to Fiscal Year 2022.

The current tax expense (other than impact of tax adjustment relating to earlier years) for Fiscal Year 2023 increased by INR 343 million compared to Fiscal Year 2022 primarily on account of (i) increase in the taxable income of the entities that are outside Tax holiday period; (ii) increase in the book profits under various SPVs resulting increase in Minimum Alternate Tax; and (iii) increase in the Other Income (primarily interest income) of entities utilizing the 80-IA exemption, as the benefit of the tax holiday period is not available for such other income items.

The withholding tax on interest on restricted group debt relates to the tax on intercompany interest on Solar Green Bond entities for which the tax credit is not available under Mauritius tax laws. The withholding tax amount for Fiscal Year 2023, has decreased by INR 25 million compared to Fiscal Year 2022 primarily due to refinancing the 5.5% Solar Green bonds during the year ended March 31, 2022.

During Fiscal Year 2023, we recorded a deferred tax expense of INR 1,614 million (after considering valuation allowance primarily relating to unabsorbed depreciation and business losses of entities availing 80-IA exemption), as against deferred tax expense of INR 464 million for Fiscal Year 2022.

Our tax expenses are further described in Note 13—Income Taxes to our consolidated financial statements included in this annual report.

Fiscal Year 2022 Compared to Fiscal Year 2021

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

General and Administrative Expenses

General and administrative expenses during Fiscal Year 2022, decreased by INR 921 million, or 30.8%, to INR 2,067 million (US$27.2 million) compared to Fiscal Year 2021. The decrease was primarily due to reversal of SAR expense of INR 373 million (US$4.9 million) on account of management transition compared to an expense of INR 1,319 million in year ended March 31, 2021, partially offset by increase in expense due to liquidation charges of INR 548 million (US$7.2 million) on account of termination of joint venture agreement with M/s Waaree Energies Limited (also refer to Note 10 “Investment” in our consolidated financial statements for details). Further, an adjustment (decapitalisation) aggregating INR 253 million (US$3.3 million) has been made in books of account as impact of Whistle blower based on certain benchmarking reports.

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

Impairment loss

We recognized a reversal of impairment loss of INR 80 million (US$1.1 million) during the year ended March 31, 2022, primarily due to 86.5 MW rooftop portfolio re-classified from asset held for sale to respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

Interest Expense, Net

Net interest expense during Fiscal Year 2022 increased by INR 3,520 million, or 41.9%, to INR 11,930 million (US$157.2 million) compared to Fiscal Year 2021. The increase of INR 1,192 million (US$15.7 million) is primarily due to non-recurring charges for refinancing of the 5.5% Solar Green bonds and other project loans and increase of INR 1,206 million (US$15.9 million) is on borrowings related to projects commissioned after year ended March 31, 2021. Further, increase of INR 1,169 million (US$15.4 million) is on account of loss on cancellation of hedged instruments.

Other Expenses/(Income)

Other expenses during Fiscal Year 2022 decreased by INR 15 million to INR 3 million (US$0.0 million) as compared to Fiscal Year 2021.

Loss on Foreign Currency Exchange

The foreign exchange gain during Fiscal Year 2022 increased by INR 40 million to INR 33 million (US$0.4 million) compared to FY 2021.

Income Tax Expense/(Benefit)

Income tax expense increased during Fiscal Year 2022 by INR 1,020 million to an income tax expense of INR 1,316 million (US$17.3 million) compared to Fiscal Year 2021, the details of which are summarized below.

	Year ended March 31, (in millions)
	2020	2021	2022	2022
	INR	INR	INR	US$
Current tax expense	120	242	485	6.4	*
Withholding Tax on interest on restricted group debt	258	384	367	4.8
Deferred income tax (benefit)/expense	111	(330)	464	6.1
Total	489	296	1,316	17.3

*	Current tax on profit before tax.

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

The withholding tax on interest on restricted group debt relates to the tax on intercompany interest on Solar Green Bond entities for which the tax credit is not available under Mauritius tax laws. The withholding tax amount for FY 2022, has decreased by INR 17 million compared to Fiscal Year 2021 primarily due to refinancing of 5.5% Solar Green bonds during the previous year ended March 31, 2022.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2023, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

C. Liquidity and Capital Resources

We currently do not generate adequate cash from operations to fund corporate expenses and to finance our growth. Our subsidiaries provide various support services to other group subsidiaries and charge amounts in the form of management fees for the services provided. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion of our ability to issue and receive dividends, see “Financial Statements”.

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

Liquidity Position

As of March 31, 2023, our liquid assets totalled INR 12,724 million (US$154.7 million), which was comprised of cash and cash equivalents. In addition, we have INR 7,764 million (US$94.5 million) of short-term restricted cash as of March 31, 2023 that generally gets utilized for capital expenditures. As of March 31, 2023, we carried cash and cash equivalent of INR 12,479 million (US$151.8 million) held by our foreign subsidiaries, which are not readily available to Azure Power Global Limited.

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of March 31, 2023, we have such undrawn commitments excluding rooftop projects amounting to INR 3,820 million (US$46.5 million) under project-level financing arrangements.

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of March 31, 2023 consisted of project- level financing arrangements and other borrowings.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying power plants. The table below summarizes certain terms of our project-level financing arrangements as of March 31, 2023:

	Outstanding principal Amount (in millions)			Type of		Maturity
Name of project	INR		US$	Interest	Currency	Date (1)
Andhra Pradesh 1	2,414		29.4	Fixed	INR	2026
Bihar 1	422		5.1	Fixed	INR	2026
Gujarat 1	893		10.9	Fixed	INR	2026
Karnataka 1	720		8.8	Fixed	INR	2026
Karnataka 3.1	2,115		25.7	Fixed	INR	2026
Karnataka 3.2	1,723		21.0	Fixed	INR	2026
Karnataka 3.3	2,704		32.9	Fixed	INR	2026
Punjab 1	312		3.8	Fixed	INR	2026
Punjab 2	1,866		22.7	Fixed	INR	2026
Punjab 4	5,332		64.9	Fixed	INR	2026
Rajasthan 3.1	1,142		13.9	Fixed	INR	2026
Rajasthan 3.2	1,263		15.4	Fixed	INR	2026
Rajasthan 3.3	2,237		27.2	Fixed	INR	2026
Rajasthan 4	227		2.8	Fixed	INR	2026
Telangana 1	4,841		58.9	Fixed	INR	2026
Uttar Pradesh 1	340		4.1	Fixed	INR	2026
Gujarat 2	9,188		111.8	Fixed	INR	2024
Maharashtra 3	5,238		63.7	Fixed	INR	2024
Karnataka 4	3,934		47.9	Fixed	INR	2024
Maharashtra 1.1 & 1.2	325		4.0	Fixed	INR	2024
Uttar Pradesh 3	1,778		21.6	Fixed	INR	2024
Andhra Pradesh 3	2,179		26.5	Fixed	INR	2024
Punjab 3.1 and 3.2	1,219		14.8	Fixed	INR	2024
Chhattisgarh 1.1,1.2 & 1.3	1,418		17.3	Floating	INR	2036
Rajasthan 1	367		4.5	Fixed	INR	2031
Rajasthan 2	2,233		27.2	Fixed	INR	2033
Karnataka 2	336		4.1	Floating	INR	2034
Andhra Pradesh 2	4,815		58.6	Floating	INR	2036
Uttar Pradesh 2	2,012		24.5	Floating	INR	2037
Rajasthan 5	5,345		65.0	Mixed	INR	2039
Rajasthan 8	12,863		156.5	Floating	US$	2026
Rajasthan 9	9,466		115.2	Mixed	INR/US$	2022-2041
Assam 1	3,432		41.8	Floating	INR	2042
Rajasthan 6	22,263		270.9	Floating	INR	2042
Rooftop Projects (4)	2,881		35.1	Mixed	INR/US$	2022-2032
Total Amount	1,19,843	(2), (3)	1,458.5

(1)	This represents the last repayment period. These loans are repayable on a quarterly or semi-annual or on bullet payment basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.
(2)	This amount is presented in the financials as, net of ancillary cost of borrowing of INR 1,010 million (US$12.3 million).
(3)	Further, non-project level debt of INR 12,621 million (US$153.6 million) are excluded from the above table. The non-project level debt balance includes INR 6,599 million (US$80.3 million) of foreign exchange impact on project debt against which the company has taken a hedge and also include INR 1,161 million (US$14.1 million) loan taken from minority shareholder in rooftop entities which forms part of the group.
(4)	Rooftop Projects includes Delhi Rooftop 4, Gujarat rooftop, Punjab Rooftop 2, Railway 1 and SECI 50.

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. Certain rooftop project entities of the Group, which are held for the sale, were not in compliance with the financial covenants related to this borrowing and had obtained suitable waivers for the non-compliance prior to the issuance of these financial statements. See Note 12 to the consolidated financial statements.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing power plants and debt service obligations. Generally, once operational, our power generation assets do not require significant capital expenditures to maintain their operating performance, and our working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of March 31, 2023, refer to “Contractual Obligations”.

Capital Expenditures

As of March 31, 2023, we operated 47 utility scale projects with a combined rated capacity of 3,041 MW.

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

Our capital expenditure amounted to INR 18,909 million, INR 40,869 million and INR 5,953 million (US$72.4 million) for FY 2021, FY 2022 and FY 2023 respectively. Our capital expenditure during the current year was primarily for construction of Assam 1, Rajasthan 6, Rajasthan 8 and Rajasthan 9.

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

Fiscal Year 2023 Compared to Fiscal Year 2022

The following table reflects the changes in cash flows for the comparative periods:

	2022	2023	2023	Change
	INR	INR	US$	INR
	(in millions)
Cash flow data
Net cash provided by operating activities	4,597	7,957	96.7	3,360
Net cash used in investing activities	(39,427)	(6,258)	(76.1)	33,169
Net cash provided by financing activities	41,940	(4,118)	(50.1)	(46,058)

Operating Activities

During Fiscal Year 2023, we generated INR 7,957 million (US$96.7 million) of cash from operating activities. This cash generated from operating activities primarily is a result of net loss of INR 2,322 million during FY 2023 added with non-cash items including a depreciation and amortization of INR 4,024 million, Impairment loss of INR 1,279 million, deferred income taxes of INR 1,614 million, amortization of debt financing cost of INR 336 million, change in operating lease liabilities INR 213 million, allowances of doubtful accounts INR 551 million and current year foreign exchange loss INR 157 million, offset by reversal of share based compensation of INR 629 million, derivative instrument of INR 1,726 million and Changes in operating lease right to use assets INR 349 million. In addition to this there is impact of working capital changes, including INR 760 million due to increase in other liabilities, increase in deferred revenue of INR 1,349 million, decrease in accounts payable of INR 994 million, offset by increase in interest payable of INR 108 million, INR 916 million increase in trade receivables, decrease in prepaid assets by INR 388 million and decrease in other assets by INR 273 million.

During Fiscal Year 2022, we generated INR 4,597 million (US$60.6 million) of cash from operating activities. This cash generated from operating activities primarily is a result of net loss of INR 2,126 million during FY 2022 added with non-cash items including a derivative instrument of INR 1,576 million, depreciation and amortization of INR 3,667 million, reversal of Impairment loss of INR 80 million, deferred income taxes of INR 457 million, amortization of debt financing cost of INR 1,107 million and prepayment penalty on refinancing of loans of INR 1,608 million, offset by reversal of share based compensation of INR 295 million. In addition to this there is impact of working capital changes, including INR 1,018 million due to increase in other liabilities, increase in deferred revenue of INR 3,184 million, increase in accounts payable of INR 347 million, offset by decrease in interest payable of INR 520 million, INR 1,057 million increase in trade receivables and increase in prepaid and other assets by INR 4,427 million.

Investing Activities

During FY 2023, we utilized INR 6,258 million (US$76.1 million) in our investing activities. This cash outflow was primarily due to INR 5,953 million (US$72.4 million) incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 6, Rajasthan 8, Rajasthan 9 and Assam 1 projects and Investment amounting to INR 362 million (US$4.4 million). This cash outflow has been offset by proceeds from disposal of subsidiaries for INR 54 million (US$ 0.7 million).

During FY 2022, we utilized INR 39,427 million (US$519.7 million) in our investing activities. This cash outflow was primarily due to INR 40,869 million (US$538.7 million) incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 6, Rajasthan 8, Rajasthan 9 and Assam 1 projects and Investment amounting to INR 94 million (US$1.2 million). This cash outflow has been offset by proceeds from disposal of subsidiaries for INR 1,557 million (US$20.5 million).

Financing Activities

During FY 2023, we used INR 4,118 million (US$50.1 million) from financing activities. This cash inflow was primarily due to net loan payment of INR 4,118 million (US$50.1 million) for our Rajasthan 6, Rajasthan 8, Rajasthan 9 and Green Bonds.

During FY 2022, we generated INR 41,940 million (US$552.8 million) from financing activities. This cash inflow was primarily due to net proceeds of INR 18,622 million (US$245.4 million) from issuance of equity share under right issues, net loan proceeds of INR 31,710 million (US$418.0 million) for our Rajasthan 6, Rajasthan 8, Rajasthan 9 and additional loans on refinancing of existing projects, offset by lower loan draw down on account of refinancing of Green Bonds amounting to INR 6,784 million (US$89.4 million) and INR 1,608 million (US$21.2 million) on account of prepayment charges paid on refinancing of loans.

Fiscal Year 2022 Compared to Fiscal Year 2021

The following table reflects the changes in cash flows for the comparative periods:

	For fiscal year ended March 31,
	2021	2022	2022	Change
	INR	INR	US$	INR
	(In millions)
Cash flow data
Net cash provided by operating activities	4,977	4,597	60.6	(380)
Net cash used in investing activities	(18,919)	(39,427)	(519.7)	(20.508)
Net cash provided by financing activities	15,092	41,940	552.8	26,848

Operating Activities

During Fiscal Year 2022, we generated INR 4,597 million (US$60.6 million) of cash from operating activities. This cash generated from operating activities primarily is a result of net loss of INR 2,126 million during Fiscal Year 2022 added with non-cash items including a derivative instrument of INR 1,576 million, depreciation and amortization of INR 3,667 million, reversal of Impairment loss of INR 80 million, deferred income taxes of INR 457 million, amortization of debt financing cost of INR 1,107 million and prepayment penalty on refinancing of loans of INR 1,608 million, offset by reversal of share based compensation of INR 295 million. In addition to this there is impact of working capital changes, including INR 1,018 million due to increase in other liabilities, increase in deferred revenue of INR 3,184 million, increase in accounts payable of INR 347 million, offset by decrease in interest payable of INR 520 million, INR 1,057 million increase in trade receivables and increase in prepaid and other assets by INR 4,427 million.

During Fiscal Year 2021, we generated INR 4,977 million (US$68.3 million) of cash from operating activities. This cash generated from operating activities primarily resulted from a net loss during Fiscal Year 2021 of INR 4,201 million increased by non-cash items including a derivative instrument of INR 1,918 million, depreciation and amortization of INR 3,202 million, Impairment loss of INR 3,255 million, allowance for doubtful accounts of INR 294 million and share based compensation of INR 1,001 million, offset by deferred income taxes of INR 329 million, in addition to changes in working capital including, a INR 61 million decrease in other liabilities, an INR 224 million increase in deferred revenue, a INR 20 million decrease in prepaid expenses and other current assets, a INR 112 million decrease in other assets primarily resulting from prepaid income taxes and interest receivable on term deposits and INR 83 million decrease in interest payable offset by an INR 874 million increase in accounts receivable.

Investing Activities

During FY 2022, we utilized INR 39,427 million (US$519.7 million) in our investing activities. This cash outflow was primarily due to INR 40,869 million (US$538.7 million) incurred to purchase property, plant and equipment primarily related to the construction of our Rajasthan 6, Rajasthan 8, Rajasthan 9 and Assam 1 projects and Investment amounting to INR 94 million (US$1.2 million). This cash outflow has been offset by proceeds from disposal of subsidiaries for INR 1,557 million (US$20.5 million).

During FY 2021, we utilized INR 18,919 million (US$258.9 million) in our investing activities. This cash outflow was primarily due to INR 18,909 million (US$258.8 million) incurred to purchase property, plant and equipment primarily related to the construction of our following projects Rajasthan 6 and Assam 1.

Financing Activities

During FY 2022, we generated INR 41,940 million (US$552.8 million) from financing activities. This cash inflow was primarily due to net proceeds of INR 18,622 million (US$245.4 million) from issuance of equity share under right issues, net loan proceeds of INR 31,710 million (US$418.0 million) for our Rajasthan 6, Rajasthan 8, Rajasthan 9 and additional loans on refinancing of existing projects, offset by lower loan draw down on account of refinancing of Green Bonds amounting to INR 6,784 million (US$89.4 million) and INR 1,608 million (US$21.2 million) on account of prepayment charges paid on refinancing of loans.

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

D. Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees. These in total amount to INR 5,179 and INR 2,409 million (US$29.3 million) as of March 31, 2022 and 2023, respectively.

As of March 31, 2022 and 2023, the Company has irrevocable performance bank guarantees aggregating to INR 2,320 million and INR 904 million (US$11.0 million) respectively, in relation to under construction projects. Further, bank guarantees of INR 1,517 million and INR 1,154 million (US$14.0 million) as of March 31, 2022 and 2023 respectively are in relation to commissioned projects as per respective PPAs and other project requirements.

Bank guarantees amounting to INR 458 million and INR 78 million (US$0.9 million) as of March 31, 2022 and 2023, respectively, have been issued to meet Debt-Service Reserve Account requirements for outstanding loans.

We have also obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 873 million and INR 267 million (US$3.2 million) as of March 31, 2022 and 2023 respectively. We have given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

Further, INR 11 million and INR 5 million (US$0.1 million) bank guarantee as of March 31, 2022 and 2023 respectively, are towards other commitments. The funds released from maturity/settlement of existing bank guarantees can be used for future operational activities.

E. Contractual Obligations

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of March 31, 2023.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR in millions)
Contractual cash obligations
Long-term debt (principal) (1)	16,859	43,326	38,473	32,648	131,305
Long-term debt (interest) (2)	7,169	10,865	5,247	20,303	43,584
Operating lease obligations	304	636	675	11,120	12,735
Purchase obligations (3)	22,188	9,969	—	—	32,157
Asset retirement obligations	—	—	—	15,082	15,082
Total contractual obligations	46,520	64,796	44,395	79,153	234,863
Total contractual obligations (US$)	566.0	788.4	540.2	963.0	2857.6

(1)	The long-term debt includes project secured term loans and, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of March 31, 2023 as per the Reserve Bank of India.
(2)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(3)	Consists of asset purchase commitment for construction of solar power plants.

F. Critical Accounting Policies and Estimates

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. ASU 2019-12 eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. It requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 is effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. During FY 2022, we applied ASU 2019-12 and noted that the impact of adoption of this guidance did not have a material effect on our consolidated financial statements.

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities, and ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of March 31, 2022, we have not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

Management does not believe that other recent accounting pronouncements issued by the FASB (including by its Emerging Issues Task Force) have a material impact on our present or future financial statements.

III. SHARE OWNERSHIP AND TRADING

A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our Company’s equity shares as of March 27, 2024 by each of our directors and executive officers, by all of our directors and executive officers as a group and by each person known to us to own beneficially more than 5% of the equity shares.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right as of March 27, 2024. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on 64,166,360 equity shares outstanding as of the date of this table:

Name	Number shares beneficially owned	%
Directors and Executive Officers:
Jaime Garcia Nieto	-	-
Philippe Pierre Wind	-	-
Muhammad Khalid Peyrye[1]	-	-
Supriya Prakash Sen	402		*(2)
Jean-François Boisvenu	-	-
Delphine Voeltzel	-	-
Gowtamsingh Dabee	-	-
Richard Payette	-	-
Sunil Gupta	-	-
Sugata Sircar	-	-
R Narasimhan Iyer	-	-
Vijay Kumar Wadhwani	-	-
Shweta Srivastava	-	-
All Directors and Executive Officers as a Group	402		*(2)
5% or Greater Shareholders:
CDPQ Infrastructures Asia Pte Ltd.[3]	34,258,963	53.4%
OMERS[4]	13,759,647	21.4%

Shareholders’ Agreement

The Company did not have any changes to its shareholders agreement. The shareholders agreement is attached as exhibit no. 4.15, 4.16, 4.17 and 4.18.

1	Mr. Peyrye’s business address is c/o AAA Global Services Ltd., 4th Floor, Iconebene, Rue De L’institut, Ebene, 80817, Mauritius.
2	Less than 0.01%
3	CDPQ Infrastructures Asia Pte Ltd., a company organized and existing under the laws of Singapore, is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. The principal address of the Caisse de dépôt et placement du Québec is 1000, Place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.
4	During the Fiscal Year 2022, OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”), has acquired the entire stake of 19.4% in the Company, previously held by International Finance Corporation and IFC GIF Investment Company.

B. Related Party Transactions

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our Company’s related party transactions are subject to the review and approval of the audit and risk committee of our Board. Our Company’s audit and risk committee will consider whether the transaction is to be conducted on an arm’s length basis and whether the services can be procured from an independent third party. The charter of our audit and risk committee as adopted by our Board provides that we may not enter into any related-party transaction unless and until it has been approved by the audit and risk committee. Refer to “Note 20. Related Party Disclosures” to the Notes to Consolidated Financial Statements for details of transactions with related parties.

C. Distribution

The Company has never declared or paid cash dividends on our equity shares, nor does the Company have any present plan to pay any cash dividends in the foreseeable future. The Company currently intends to retain its available funds and any future earnings to operate and expand its business.

D. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements included in this annual report. See “ ̶ Certain Factors Affecting our Results”.

E. Trading Markets

The NYSE has delisted our Company’s shares due to our failure to timely file our Fiscal 2022 annual report on Form 20-F with the SEC. On July 13, 2023, the NYSE suspended trading in our Company’s shares and commenced delisting proceedings. We took substantial steps to remediate the issues that led to the delayed SEC filings including, among others, the replacement of our independent public accounting firm for our U.S. GAAP consolidated financial statements, strengthening our management team and appointing external consultants to review our internal controls and compliance framework.

On November 13, 2023 our shares were delisted from NYSE. On January 29, 2024, the Company’s shares ceased to be registered with the SEC pursuant to Section 12(b) of the Exchange Act. On April 1, 2024, we also expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. For more information, see “Risk Factors ̶ The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC” and also, Risk Factors – “On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.”

F. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Azure did not engage in any share repurchases during fiscal year 2023.

G. Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the rights of securities holders.

Use of proceeds

In January 2022, we completed a rights offering of 15,828,917 new equity shares to raise up to US$250 million. Each right entitles the holder to purchase 0.3275 equity shares at the subscription price of US$15.79 per whole equity share. HSBC Securities (USA) Inc. and Roth Capital Partners, LLC acted as our dealer managers in connection with the rights offering. The offering by our Company resulted in aggregate gross proceeds before expenses of US$250 million and incurred an underwriter’s commission and other expenses of US$2.9 million. As on March 31, 2023, out of the net equity proceeds, US$100 million was utilized against repayment of corporate debts and US$26.4 million was utilized to pay off certain borrowings. The balance of the proceeds is being utilized for capital and other operational expenses.

IV. MANAGEMENT AND EMPLOYEES

A. Management

Board of Directors

Our Board of Directors (the “Board”) sets policies for our business and monitors the implementation of those policies by our executive officers. Our Board has eight directors. Our Board has in-depth experience in the renewable energy industry and corporate finance and is globally respected in energy, finance, and public policy. All Board directors are non-executive; five are Independent Non-Executives and three are Non-Executive nominees of shareholders (two of CDPQ and one of OMERS). The following table presents certain information concerning the current board of directors as of March 27, 2024.

Name of Directors	Age	Position
Panicker Unnikrishnan Mangalath Sukumara	63	Chairman of the Board of Directors[1] (from August 19, 2020 to March 13, 2024)
Muhammad Khalid Peyrye	45	Director
Supriya Prakash Sen	58	Director
Jean-François Boisvenu	58	Director (from February 8, 2023)
Delphine Voeltzel	39	Director (from May 11, 2022)
Gowtamsingh Dabee	56	Director (from March 30, 2023)
Richard Payette	63	Director (from July 01,2023)
Jaime Garcia Nieto	50	Director (from October 31, 2023)
Philippe Pierre Wind	58	Director (from October 31, 2023)
Richard Alan Rosling	61	Chairman of the Board of Directors[1] (from October 1, 2021 to October 11, 2023)
Arno Lockheart Harris	54	Director (until May 31, 2022)

Ranjit Gupta	53	Chief Executive Officer/Managing Director (until April 26, 2022)

Sugata Sircar	60	Director (from October 1, 2022 until April 30, 2023)
Christine Ann McNamara	64	Director (from March 1, 2022 until June 26, 2023)
Yung Oy Pin Lun Leung	57	Director (until March 16, 2023)
Cyril Sebastien Dominique Cabanes	49	Director (until October, 30 2023)
Deepak Malhotra	44	Director (until October, 29 2023)

1 On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Panicker Unnikrishnan Mangalath became the Chairman of the Board of the Company. On March 13, 2024, Mr. M.S. Unnikrishnan resigned as Chairman of the Board and as a director of the Company.

Below is a summary of the business experience, activities and areas of expertise of our current directors.

Name and Designation	Experience and areas of expertise
Muhammad Khalid Peyrye Independent Director	●	One of our resident directors in Mauritius.
	●	Heads the Corporate Secretarial and Administrative cluster of AAA Global Services Ltd.
	●	Previously was a Money Laundering and Compliance officer for a leading financial services company.

Supriya Prakash Sen Independent Director	●	Over 30 years of experience in banking, private equity, capital markets and multilateral funding and investment as well as significant involvement in sustainability initiatives globally and in India.
	●	She was Senior Advisor at McKinsey and a strategy consultant for clients in Southeast Asia, South Asia and China.
	●	Worked on differentiated funding models for enabling private investment in green infrastructure.
	●	She holds MBA from IIM, Calcutta and also holds executive development programs in strategic innovation, public policy and governance.
Jean-François Boisvenu Independent Director	●

More than 25 years of extensive experience in corporate and commercial law matters, with particular expertise in international banking transactions, lending and debt capital markets transactions and financial institutions regulation.

	●	He is a partner at Eversheds Sutherland (Mauritius), prior to that, he was Group Head Legal at AfrAsia Bank Limited and worked at BLC Robert.
	●	Before moving to Mauritius in 2009, he was a partner at the Canadian law firm McCarthy Tétrault (Banking and Insolvency Department). Mr. Boisvenu is a Member of the Quebec Bar (Canada) and a Registered Foreign Lawyer in Mauritius.
	●	He holds degrees in Law from University of Montreal and Quebec Bar School (Canada) and a bachelor’s degree in applied economics from École des Hautes Études Commerciales de Montréal.

Delphine Voeltzel	●	She has 15 years of professional experience in the infrastructure sector across Europe and Asia and is leading OMERS Infrastructure’s investment efforts in Asia
Non-Executive Director	●	Presently, she is serving as Managing Director at OMERS Infrastructure.
	●	Responsible for originating and executing new transactions in Asia and managing the existing investment portfolio for OMERS Infrastructure.
	●	She holds a Master of Science in Management from HEC Paris School of Management.
	●	Nominated to the Board by OMERS.
Gowtamsingh Dabee	●	He has over 25 years of experience as a professional accountant in public practice and industry in Mauritius, Africa, and the Middle East.
Independent Director	●	Presently he is a Partner of GD Riches Chartered Accountants and is an auditor, public accountant, and insolvency practitioner in Mauritius.
	●	Prior to that, he served as the CFO and Company Secretary of a multinational corporation in Mauritius where he was instrumental in implementing SOX internal control systems for the group subsidiaries.
	●	Also worked with the representative office of Andersen Worldwide in Mauritius and the Arthur Andersen Office in Dubai.
	●	He is an Associate Member of the Institute of Chartered Accountants in England and Wales and a Fellow of Chartered Association of Certified Accountant . He holds an MBA from Surrey Business School, University of Surrey, UK, and an Advanced Diploma in International Tax from the Chartered Institute of Taxation UK.
	●	He is a registered insolvency practitioner in Mauritius and a member of INSOL.
Richard Payette Independent Director	●	He is a business leader with over four decades of experience in management of global companies and accounting and audit matters.
	●	His area of expertise includes organisational transformation, international market development, finance, audit, governance, and risk management.
	●	He currently serves as a director of Export Development Canada (EDC), Canada’s export credit agency wholly owned by the Government of Canada and the Canadian Public Accountability Board, a regulatory body charged with overseeing audits of Canadian reporting issuers.
	●	He earlier served as Chair of the boards of the Canadian Chamber of Commerce and Fédération de Chambres de Commerce du Québec.
	●	From 2016 until 2020, he served as President and CEO Québec of Manulife and was the CEO for the Americas region at BDO International between 2010 and 2015.
	●	He worked with Raymond Chabot Grant Thornton since 1982 until 2009, lastly as the President and CEO. He is also a member of the advisory boards of Lemay and LexRockAI.
	●	He is a Fellow of the Chartered Professional Accountants of Canada and holds an ESG Certification and designation.
Jaime Garcia Nieto Non Executive Director	●	Mr. García has more than 30 years of experience in international finance and management consulting.
	●	Before joining Azure Power, he was the Chief Investment Officer at a family office, where he was responsible for transactions and asset management, including several infrastructure projects. He also worked at The Boston Consulting Group (BCG), a management consulting firm where he was working for different clients in industries including Private Equity and Consumer goods in North America, Europe, and México

●	Mr. García also collaborates with Oxfam, an international non-for profit that focuses on the alleviation of global poverty. He was a Board Member for 8 years and Chair of the Finance Committee.
●	Mr. Garcia holds an MBA from the University of California (UCLA) and a degree in Industrial Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey.
● Nominated to the Board by CDPQ.

Philippe Wind Non-Executive Director	●	Mr. Wind has more than 30 years of varied experience in the areas of utility, renewable, energy / multi-infrastructure space specializing in origination, deal making, management, operations, construction, engineering, consulting, regulatory, private equity, or project finance areas.
	●	Before joining Azure Power, he was CEO at Actis Singapore managing local Singapore team coordination and monetary Authority Singapore accreditation. He was also Director for energy/infra operations Actis, a large energy/infra investment PE fund. Prior to that he worked with Suez/Engie Group in the infra/utility sector across the world in geographies of China, Malaysia, Indonesia and France. His previous experience also includes his role in WorleyParsons and McKinsey Singapore.
	●	Mr. Wind is since 2022 operating partner for CDPQ infra asia pacific, based in Singapore. Overlooking at asset management in the region.
	●	He is seating at the board of the French chamber of commerce and is also a project finance visiting professor at Singapore ESSEC campus.
●

Mr. Wind hold a Master of Science in civil engineering and environmental from Ecole Centrale de Lyon (France), an MBA from ESSEC Manheim (France/Germany), and a general management degree from Insead (Singapore).

●      Nominated to the Board by CDPQ.

Executive Officers

The executive officers are responsible for the management of the company under the governance of the Board of Directors. All our executive offices are experienced in their domains. The following table lists our current executive officers.

Name of Executive Officers	Age	Position
Sunil Gupta	60	Chief Executive Officer
Sugata Sircar	60	Chief Financial Officer
R Narasimhan Iyer	60	Chief Operating Officer
Shweta Srivastava	48	Chief Human Resource Officer
Vijay Kumar Wadhwani	45	Chief Compliance and Ethics Officer

Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

Name and Designation	Experience and areas of expertise
Sunil Gupta Chief Executive Officer	●	Sunil comes with global experience in renewable energy, new energy and digital technologies. He has over two decades of experience in managing growth, operational excellence, and profitability of global renewable energy businesses.
	●	Prior to Azure Power, Sunil was the Head – South-East Asia and South Asia Business at Vena Energy (a leading Asia Pacific renewable energy company), managing existing business and developing new projects.

	●	Prior to that, he was Group Head – Renewable Energy Business at Sembcorp Industries, Singapore, where he built the renewables business and spearheaded market entry in India, Australia, Singapore and Vietnam.
	●	In India, he was instrumental in managing businesses comprising of multiple utility scale wind and solar power generation plants.
	●	As a cleantech industry professional, Sunil has also worked with Standard Chartered Bank and Morgan Stanley and has extensive experience in Investment Banking and Corporate Finance.
	●	Sunil earned his MBA from Indian Institute of Management, Ahmedabad and B. Tech from Indian Institute of Technology, Delhi.
Sugata Sircar	●	Sugata joined the Company as CFO for the Company and the Group and Executive Director Finance for APIPL, after resigning from his position as Independent Director.
Chief Financial Officer	●	He has over 32 years of experience of which more than 20 years were as CFO, most recently being as CFO at Schneider Electric India. He has worked in various industries including energy and automation, tires, city gas distribution and FMCG.
	●	He was with Gujarat Gas (subsidiary of British Gas UK) as Finance Director and CFO and then as Managing Director. He also worked with Cabot India, Madura Coats, Britannia Industries and Dunlop.
	●	His expertise is in partnering strategy building and execution, business performance management; leading business integration and transformation projects; merger and acquisition; governance, compliances, business risk management.
	●	He is a Chartered Accountant 1989 and has done advanced management programs from Harvard Business School, Kellogs and ISB.
R Narasimhan Iyer	●	R Narasimhan Iyer has over 30 years of experience in business operations, strategic execution, power transmission, distribution, metering and renewable energy generation space.
Chief Operating Officer	●	He holds deep experience in energy sector technologies and robust understanding of energy policies, strategies, institutions and regulations.
	●	He served as Director Operations at SB Energy (SoftBank Group) and has also worked with companies like SunEdison, Schneider Electric, Secure Meters, IBM, and ABB in various roles like roles and capacities.
	●	He holds a degree in Electrical and Electronics Engineering from Birla Institute of Technology and Science, Pilani and a Gold Medalist in Post Graduate Diploma in International Business from Indian Institute of Foreign Trade, New Delhi.
Shweta Srivastava	●	Professional with more than 20 years of diverse human resources experience in Fortune 500 corporations, across industries like hi-tech, consumer, life sciences and infrastructure.
Chief Human Resource Officer	●	She has diverse experience of working across 14 countries in the Middle East and Southeast Asia, UK and other international regions. She has led large teams and worked closely with senior management.
	●	During past years, she has assumed responsibilities spanning various HR functions in Talent Acquisition, Business Partnering, Leadership and OD, Diversity and Inclusion, Employee Engagement, HR Strategy and Growth.
	●	Her prior experiences include Vedanta Ltd. As the Group Head Talent Acquisition, Sterlite Power (part of Vedanta Group) as people strategy lead and other senior leadership positions at Indus Towers Limited, United health Group, Qualcomm, Motorola and Ericsson.
	●	She holds master’s in human resources from Pune University and has bachelor’s from Ambedkar University. She has also done Leadership Excellence Program from Harvard Business School.

Vijay Wadhwani	●

Leading our compliance and ethics program as well as management assurance and internal audit function. Highly accomplished, results driven senior accounting and financial management executive with more than 18 years of progressive experience.

Chief Compliance and Ethics Officer	●	Worked as a part of the Big 4 audit firm with diverse skills in client management and expertise in managing statutory audit, process consulting and group reporting.
	●	Experience of working in complex environment with applicability of US GAAP, IFRS and Indian GAAP (now Ind-AS).
	●	He was working with S.N. Dhawan & CO LLP (Member firm of Mazars in India). Previously worked with Minda Industries Limited and S. R. Batliboi & Co. LLP (Ernst & Young).
	●	He is Chartered Accountant (May 2001), IBBI Registered Valuer (RV) (Oct 2021).

B. Board Practices

Board of Directors

Our Company is managed and controlled by its Board. As on March 27, 2024, our Board consists of eight directors, of whom five are independent non-executive directors and two of whom are women. As a foreign private issuer, we are permitted to follow home country corporate governance practices. Certain corporate practice in Mauritius, which is our home country, may differ significantly from corporate governance listing standards in other jurisdictions including the NYSE. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Mauritius do not require us

●	to have the majority of our Board be independent;
●	to have all our members of our compensation committee or our nomination and corporate governance committee to be independent directors;
●	to have a nomination committee; or
●	to hold regular executive sessions where only independent directors shall be present.

Please refer “Corporate Governance” section for exceptions availed by the Company.

Terms of Directors and Executive Officers

In accordance with our Company’s Constitution, one-third of our Company’s directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall be up for re-election by rotation at each annual meeting of our company. The Chairman of the Board and/or the managing director during the tenure shall not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any director appointed by the Board after the last annual meeting shall be taken into account in determining which particular directors or the number of directors who are to retire by rotation. The directors up for re-election in each year shall be those who have been in office longest since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those up for re-election shall (unless they otherwise agree among themselves) be determined by lot. Any director may be removed by either an ordinary resolution of our shareholders or by the majority vote of the Board in the following circumstances: for cause, which refers to willful misconduct, fraud, conviction of a felony, gross negligence or breach of a written policy of the company; or if the director becomes mentally unsound or bankrupt or becomes disqualified from being a director under Mauritius law.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the Company’s annual meeting commencing after the director attains the age of 70 years. However, a person aged 70 or over, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting at which such director’s class is up for re-election.

A vacancy on the Board may be filled by a majority vote of our Board or by ordinary resolution of the shareholders.

Executive officers are selected by and serve at the discretion of the Board.

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

The functions and powers of the Board include, among others:

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

Subject to the Mauritius Companies Act, the Board may delegate any one or more of its powers to (i) a committee of directors, (ii) a director or employee of the Company (iii) or any other person.

C. Management Compensation

Directors and Officers Compensation

For FY 2023, the aggregate compensation (excluding grants of stock options) to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was INR 133 million (US$1.6 million), and INR 14 million (US$0.2 million) towards fees paid to our Directors. Our binding agreements with each of the members of senior management are listed herein under “Employment Agreement”. Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

In FY 2023, our Board approved the Amended Directors Compensation Plan 2022 which is effective from October 1, 2022 for independent non-executive Directors not drawing salaries before and the policy is as follows:

A.	Annual Retainer for board membership - US$50,000 per director
B.	Annual Retainer for committee membership - US$5,000 per committee for Audit and Risk, Compensation and Capital Committees. US$3,000 per committee for Nomination and Governance and Sustainability and CSR Committees.
C.	Annual Retainer for board and committee chairs –
a)	Chairman of the Board (non-executive): US$50,000
b)	Audit: US$25,000
c)	Investment and Capital: US$15,000
d)	Compensation, Nomination and Governance and Sustainability and CSR: US$8,000
D.	Meeting Fees – None
E.	Restricted Stock (“RS”) will be granted to directors in accordance with the following schedule:
a.	A scale of the RS grants as follows:
1.	Year 1: from October 1 (the beginning of the first full year of the board service) to September 30 of the next year: US$20,000.
2.	Year 2 at the outset of the second full year on October 1: US$40,000.
3.	Year 3 at the outset of the third full year on October 1: US$60,000.
4.	Year 4 and beyond at the outset of the fourth full year on October 1: US$75,000.
b.	The amount of the RS granted will be valued as of October 1 of the year in question, with the RS equal to the corresponding US$ value, divided by the FMV of the stock price on October 1 (or the next business day) of that year, determined as set out in the Equity Incentive Plan 2016, as amended from time to time.
c.	RS grants will be administered as per the Equity Incentive Plan 2016, as amended.
d.	The RS grants will be subject to a Period of Restriction of 18 months from the day of grant provided the director remains on the Azure Power board; and provided further that:
1.	if the director voluntarily resigns (or leave the board for other reasons other than for Cause) from the board during a year of service, the Period of Restriction on RS granted for that year will lapse immediately on a pro-rata basis determined as a percentage of days served for that year, and further, the Period of Restriction on the prior year’s award will also lapse if it has not lapsed already;
2.	if a director is removed for Cause, all RS for which the Period of Restriction has not lapsed, regardless of when granted, will be forfeit; and
e.	The RS under Period of Restriction will not have voting rights or rights to any dividends or any other distribution from the Company.

f.	It is hereby clarified that the granting of RS will be in the form of a letter of grant and RS shall only be transferable to the name of the director when they are earned by the director, which shall be deemed to occur at the end of the Period of Restriction (provided the director remains on the Azure Power Board) or upon the lapsing of the Period of Restriction as evoked in paragraph d1 above. On account of the possibility (albeit remote) that RS may have to be forfeited (as evoked in paragraph d2), the director shall be deemed not to be owed any RS or any other form of emoluments in lieu of the RS until the end of the Period of Restriction / lapsing of the Period of Restriction as stated above.

The Company’s Board of Directors approved during FY 2024 that all compensation payable to the eligible directors against the RS will be paid in cash at release of the pending financials of the Company for the respective financial years.

Remuneration payable under the Directors Remuneration Plan are subject to following respective conditions:

a.	Affiliated or nominated directors have elected not to receive any compensation from Company for the time being,
b.	Unless otherwise determined, the Mauritian directors will not be covered under this Policy and will be paid as arrangement agreed with AAA Global Services Limited.

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

Pursuant to the U.S. securities laws and regulations, we have filed with the SEC a Form S-8 for registration of shares issuable upon exercise of ESOP grants under our 2016 Equity Incentive Plan (as amended in 2017).

As of March 31, 2023, we had 415,813 equity shares issuable pursuant to the exercise of any outstanding options granted under the ESOP plans, the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan (as amended on March 31, 2020).

The following paragraphs further describe the principal terms of the 2016 Equity Incentive Plan (as amended on March 31, 2020).

Administration

The Compensation, Nomination and Governance Committee of the Company is the sole administrator for the administration of options, including the ESOPs. Computershare Trust Company, N.A. has been appointed as plan administrator. The Company has total 2,304,732 shares which are Authorized for Grant as of March 31, 2023.

Under the terms of the 2016 Equity Incentive Plan (as amended on March 31, 2020), which may be amended from time to time, the sum of all grants made under the equity incentive plan shall not exceed 10% of our total issued and subscribed equity capital.

Eligibility

Our compensation, nomination and governance committee may grant options to all eligible employees on the basis of the following criteria: position, role and performance of the employee, tenure in organization and such other factors as the compensation committee may decide from time to time.

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

Restricted Stocks

As part of the Directors Remuneration Plan our Company also granted shadow Restricted Stock (as provided above) during FY 2023 to be vested in 18 months from grant date but accelerated for retirement at the end of a term or involuntary retirement if not for cause. On exercise of these RS, amount payable by our Company will be the number of RS awarded multiplied by the price of the common stock on the date the RS are exercised. See section above “B. Compensation, (Directors and Officers Compensation)”.

Amendment or Termination

Our Board may in its absolute discretion amend, alter or terminate the 2016 Equity Incentive Plan (as amended on March 31, 2020) from time to time, provided that no amendment, alteration or termination in any grant would impair or prejudice the rights of the employee without the consent of the employee, and provided further that the Board may not, without the approval of the shareholders, amend the 2016 Equity Incentive Plan (as amended on March 31, 2020) (1) to increase the aggregate number of shares which may be issued pursuant to the provisions of the equity incentive plan on exercise, surrender of options or upon grants; (2) to change the option exercise price; or (3) to extend the maximum period during which the grants may be made under the plan.

Outstanding Options for Directors and Senior Management

Outstanding options as of March 31, 2023 under our ESOP/RS plans are as follows:

Name	Equity Shares Underlying Outstanding Options	Exercise Price per share (US$ per share)	Date of expiration(1)
Supriya Prakash Sen	1,402	0	August 30, 2027
Others	414,411	10.73 to 27.98	July 20, 2025 – August 30, 2027
Total	415,813

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

Indemnification Agreements

We have obtained liability Insurance to indemnify the Directors and executive officers of our Company against certain liabilities and expenses arising from their being a director or officers. In addition, the Company has executed indemnity agreements with directors and officers.

D. Board Committees

Our Board has established the following committees: Audit and Risk Committee, Compensation, Nomination and Governance Committee, and Sustainability and Corporate Social Responsibility Committee. These committees assist in the effective functioning of the Board and help them to ensure that the views of directors are effectively represented.

We have written charters for the responsibilities of committees and these are reviewed and approved by the Board on annual basis. The charters of committees are available on our company website. Special committees may be formed from time to time as required to review particular matters or transactions.

Each committee’s members and functions are described below.

i)	Statutory Committees

Audit and Risk Committee

Our Audit and Risk Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. It consists of a chairperson, Mr. Richard Payette, and two members, Ms. Supriya Prakash Sen and Mr. Jean-François Boisvenu.

Mr. Richard Payette was appointed as new Chairperson of the Committee effective July 1, 2023 (replacing Ms. Christine Ann McNamara who had been in office from March 1, 2022 to June 26, 2023). Mr. Arno Lockheart Harris resigned from the membership of the Committee effective May 31, 2022. Mr. Sugata Sircar was appointed as member of the Audit and Risk Committee with effect from October 1, 2022 but left the role on April 30, 2023 to become the CFO. Mr. Jean-François Boisvenu was appointed as member of the Audit and Risk Committee on March 15, 2023.

We have determined that Mr. Payette is an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. For further information, see “Management and Employees – Management”.

Mr. Richard Payette	Chairperson
Ms. Supriya Prakash Sen	Member
Mr. Jean-François Boisvenu	Member

Responsibilities include:

●	Providing oversight of financial reporting and related internal controls;
●	Appointment, compensation and oversight of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by independent auditors;
●	Reviewing significant accounting and reporting issues to understand potential impact on financial statements and management’s response;
●	Reviewing and approving of all related party transactions on an ongoing basis;
●	Discussing the annual audited financial statements and quarterly financial statements with management and independent auditors;
●	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;
●	Meeting separately and periodically with management and our internal and independent auditors;
●	Reporting regularly to the Board;
●	Reviewing and approving the Enterprise Risk Management Policy, risk register, mitigation plans, monitoring plan, and test reports; and
●	Such other matters that are specifically delegated to our audit and risk committee by our Board from time to time.

Compensation, Nomination and Governance Committee

Our Compensation, Nomination and Governance Committee purpose is to assist the Board in fulfilling its responsibilities. Members of the Compensation, Nomination and Governance Committee are not prohibited from direct involvement in determining their own compensation.

Our Compensation, Nomination and Governance Committee consists of three members. Mr. Cyril Sebastien Dominique Cabanes resigned as member of the Compensation, Nomination and Governance Committee on October 30, 2023. Mr. Philippe Pierre Wind was appointed as member of the Compensation Committee on December 5, 2023. Each of our compensation committee members qualifies as a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act.

Our Company’s chief executive officer may not be present at any Compensation, Nomination and Governance Committee meeting during which his compensation is deliberated.

Ms. Supriya Prakash Sen	Member
Ms. Delphine Voeltzel	Member
Mr. Philippe Pierre Wind	Member

Responsibilities include:

Compensation

●	Reviewing and approving the compensation package for our executive officers;
●	Reviewing the compensation of our executive officers and directors and making recommendations to the board with respect to the compensation;
●	Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, other executive officers and directors evaluating the performance of our chief executive officer, other executive officers and directors in light of those goals and objectives, and setting the compensation level of our chief executive officer, other executive officers and directors based on such evaluation; and
●	Reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nomination and Corporate Governance

●	Reviewing and making recommendations to the Board with respect to corporate governance guidelines and issues;
●	Identifying qualified candidates as consistent with the criteria approved by the Board for director nominees and recommending such candidates to the Board for selection for all directorships to be filled by the Board, in conjunction with the Chairman of the Board;
●	Nominating the chairs and members of the Board committees, in conjunction with the Chairman of the Board; and
●	Conducting annual reviews of the Board’s independence, qualifications, and experiences in light of the availability of potential Board members; and oversee the evaluation of the Board.

Sustainability and Corporate Social Responsibility Committee

The Sustainability and Corporate Social Responsibility Committee (“Sustainability and CSR Committee”) consists of two members. Mr. Deepak Malhotra resigned as member of the Sustainability and CSR Committee on October 29, 2023. Mr. Philippe Pierre Wind was appointed as a new member of the Sustainability and CSR Committee on December 5, 2023. The purpose of the Sustainability and CSR Committee is to assist the Board in fulfilling its responsibilities listed below.

Ms. Supriya Prakash Sen	Member
Mr. Philippe Pierre Wind	Member

 Responsibilities include:

●	Undertake all activities as per CSR policy of the Company;
●	Review the Sustainability and CSR Vision and Strategy;
●	Review the policies, practices, and ensure compliance with these set policies;
●	Review the annual targets and metrics and that this is reflective of industry best practice;
●	Provide input into the Company’s annual sustainability report; and
●	Review issues such as reputation risk, incidents impacting environment, social and governance concerns.

ii)	Non-Statutory Committees

Investment & Capital Committee

Investment & Capital Committee consists of four members. Mr. Deepak Malhotra resigned as member of the Investment & Capital Committee on October 29, 2023. Mr. Jaime García Nieto was appointed as a new member of the Investment & Capital Committee on December 5, 2023. Mr. Richard Payette has joined as member of the Investment & Capital Committee on July 1, 2023. The purpose of the Investment & Capital Committee is to assist the Board in relation to capital raising, investment, and disposition/disinvestment/sale of the projects, maintain adequate liquidity and timely decision making to achieve the Company’s business plan.

Mr. Richard Payette	Member
Ms. Supriya Prakash Sen	Member
Ms. Delphine Voeltzel	Member
Mr. Jaime García Nieto	Member

Responsibilities include:

●	Review and approve or recommend for approval by the Board capital raising, investment commitments including development and bids for new projects, JV’s and partnerships and disposition/disinvestment/sale of the projects in relation to Group as per the Delegation of Authority (“DoA”) for New Projects and JV’s & Partnerships.
●	Review and recommend for approval by the Board of any Company equity, debt issuances and guarantees with partial or limited recourse back to the shareholders.
●	Establish and supervise corporate philosophy and policies regarding project capital raising, allocation, investment, and disposition/disinvestment/sale of the projects.
●	Establish and oversee treasury policies of the Group and as well as periodic review of Group treasury position.
●	Provide guidance overall capital structure for the group, leverage limits, hedging and distribution policies including intra-group distributions and distributions to shareholders.
●	Periodically review and assess whether the Group has adequate options to raise the capital necessary to meet its business plan.
●	Periodically review progress of under construction and under development projects of the Group.

Other Committees

Special committees may be formed from time to time as required to review particular matters or transactions.

During the leadership transition following the resignation of our previous CEO and Managing Director, a Special Committee of the Board was created to support the Chairman in supervising our operations. This Special Committee was comprised of Mr. Rosling, Mr. Unnikrishnan, Mr. Malhotra, and Ms. McNamara, it was formed on April 26, 2022 and it was dissolved on August 22, 2022.

In addition, a Special Committee of the Board was convened in August 2022 to review material projects and contracts over a three-year period for anti-corruption and related compliance issues. This Special Committee is comprised of Ms. Delphine Voeltzel and Mr. Jean-François Boisvenu.

The Board also established a Special Finance Committee in July 2023 in connection with capital raising activities. This Special Finance Committee comprises Mr. Richard Payette, Mr. Jean-François Boisvenu and Ms. Supriya Prakash Sen.

E. Employees

As of March 31, 2023, we had 427 full time employees and no part time employee. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of March 31, 2021, March 31, 2022 and March 31, 2023:

	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023
Infrastructure	121	156	128
Bidding and land strategy	13	19	22
Operations and maintenance	248	231	217
F&A, Capital, Legal and HRM	89	64	65
Total	471	470	427

Employee Benefit Plans

For FY 2023, the aggregate compensation, including directors’ fees, excluding grants of stock options to our directors and executive officers, was INR 14 million (US$0.2 million), see “– Directors and Officers Compensation”. Our agreements with each of the members of senior management are listed herein under “– Employment Agreement.” Except as otherwise disclosed, the above cash compensation does not include stock compensation and employee benefits to our directors and senior management.

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

Leave Encashment Policy

Under our leave encashment policy, an employee is entitled to accumulate up to 45 days of leave. Employees are encouraged to avail of the leave and hence, any balance over 45 days lapses of January 1 of each calendar year. In the event of resignation, termination of employment or retirement, an employee is entitled to a payment for the accrued leave of absence up to a maximum of 45 days. The amount of payment to be made for each day of such accrued leave of absence shall be calculated by dividing the last drawn monthly base salary by 26 days.

Executive Leadership

On April 26, 2022, Mr. Ranjit Gupta and Mr. Murali Subramanian, previously our Managing Director and Chief Operating Officer respectively, resigned from the Company. Both relinquished their roles with the Company and its subsidiaries, and Mr. Gupta also resigned from the Board. Mr. Harsh Shah joined as Chief Executive Officer with effect from July 1, 2022 and subsequently resigned on August 29, 2022 with immediate effect. Thereafter, Mr. Rupesh Agarwal took charge as Acting CEO of the Company on Mr. Shah’s resignation. In November 2022, Mr. R Narasimhan Iyer joined as Chief Operating Officer of the Company.

On April 30, 2023, Mr. Sugata Sircar resigned from his position as Independent Director and joined as Group Chief Financial Officer and became Executive Director Finance of the Company’s subsidiary, Azure Power India Private Limited. Mr. Pawan Agrawal continues as CFO of APIPL and its group of subsidiaries, reporting to Sugata. Subsequently, Mr. Pawan Kumar Agrawal resigned from the Company and his last day in the role was December 31, 2023.

On July 10, 2023, Mr. Sunil Gupta joined the Company as Chief Executive Officer and Managing Director of the Company’s subsidiary, Azure Power India Private Limited. With the appointment of Mr. Sunil Gupta, Mr. Rupesh Agarwal resigned from his role of Acting CEO and relinquished his roles with the Company and its subsidiaries.

Employment Agreements

Our executive officers have entered into employment agreements with the Company.

Each executive officer has acknowledged that ownership of any intellectual property created by him or her for the Company shall remain the property of the Company.

In addition, each executive officer has agreed to be bound by the non-competition and non-solicit restrictions set forth in his employment agreement. Specifically, each executive officer has agreed, while employed by us and after termination of his employment, not to:

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

The delayed availability of our Fiscal 2022 consolidated financial statements (filed with the Fiscal 2022 Form 20-F on October 12, 2023) and our Fiscal 2023 financial statements (filed with this Form 20-F) has limited our ability to draw down borrowings from our bank loan facilities or raise financing from other sources. In addition, we have not been able to dividend cash from project subsidiaries due to breach of covenants related to the delivery of audited financial statements to lenders. For further information, see below “— Our failure to deliver our audited consolidated financial statements and the financial statements of our subsidiaries violates covenants in certain of our financing agreements and materially and adversely affect our business, results of operations, financial condition and cash flows.”

Our working capital requirements and cash flow have been adversely affected by higher levels of general and administrative expenses (excluding SAR expenses) due to substantially higher legal and accounting costs related to whistle-blower and other investigations and compliance reporting to our regulators and legal costs related to defending various litigation matters. Free cash flows at SPVs may not be available to service our working capital requirements until the audited financial statements of the SPVs are submitted for FY 2023.

Further, our cash flow may also be adversely impacted by any liabilities which may arise as a result of the review of certain material projects and contracts over a three-year period for anti-corruption and related compliance issues by the Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice. For more information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

In addition, our cash and cash flow may not be sufficient to refinance borrowings in the event that a default is declared and the principal is accelerated or to finance contingent liabilities. Accordingly, our failure to obtain additional financing on acceptable terms and in a timely manner to ensure we have sufficient cash could materially and adversely affect our business, results of operations and financial condition.

Our ability to obtain external financing is subject to several uncertainties, including:

●	our future results of operations, financial condition and cash flows;
●	the availability of our consolidated financial statements and the financial statements of our subsidiaries and restricted borrowing groups for Fiscal 2023 and subsequent periods;
●	our past credit history and credit ratings (see “— Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements” below);
●	the prevailing exchange rate of Indian rupee against major currencies, in particular, the U.S. dollar;
●	the continued confidence of banks, financial institutions and debt capital investors in us and the renewable energy industry in India;
●	the interest rate environment in India and internationally;
●	the general condition of global equity and debt capital markets;
●	economic, political and other conditions in the jurisdictions where we operate;
●	regulatory and government support in the form of tax incentives, preferential tariffs, project cost subsidies and other incentives; and
●	our ability to comply with any financial covenants under our debt financing.

Our ability to obtain additional financing may be dependent on the compliance review of our lenders and creditors in light of the review of certain material projects and contracts over a three-year period for anti-corruption and related compliance issues by the Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice and to Indian regulatory authorities. For more information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

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

Timely submission of financial statements of our Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. Due to our inability to meet these covenants due to delays producing Fiscal 2023 (and interim periods therein) financial statements, we secured time various extensions from some of our lenders in respect of these covenants.

In addition, due to our inability to meet these information covenants to date, some of our lenders have started charging us penalty interest rates. In addition, in some of our borrowing facilities, the lenders have also upward revised the rates of interest due to delay in Fiscal 2022 and Fiscal 2023 audited financial statements and our downgrade in credit ratings. These penalty rates of interest and higher rates of interest have increased our finance costs for the projects to which these loans relate. While the penalty interest may cease to be charged upon finalization and submission of the delayed financial statements, the rates of interest which have been revised upwards may not revert to previous levels, and, therefore, may result in continued higher cost of funds for our debt borrowings for these projects.

Any downgrade of our credit rating may result in increase in interest cost or may trigger covenant defaults under our loan agreements.

Most of our external borrowings are required to be rated by accredited credit rating agencies. In Fiscal 2023 and Fiscal 2024, the rating agencies Fitch Ratings, Moody’s Investor Service, CRISIL and Care Ratings each downgraded or announced a review of credit ratings with negative implications of the credit ratings of one or more of our subsidiaries. Downgrades in our credit ratings and other factors have contributed to interest rate increases in some of our borrowings which has increased our financing costs, and other similar interest rate increases are possible.

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

The financing agreements with respect to our existing project-level indebtedness contain financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on the disposition of our assets or the conduct of our business. We expect to continue to finance a significant portion of our project development and construction costs with project financing.

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

In addition, any fines, penalties, ongoing obligations or other measures or relief imposed against us by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) in connection with whistle-blower claims and Special Committee investigations could adversely impact our ability to maintain compliance with the covenants under our credit facilities or result in an event of default thereunder.  For more information, see ” — We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

For information on our failure to timely deliver our audited financial statements, see “— Our failure to deliver our audited consolidated financial statements and the financial statements of our subsidiaries violates covenants in certain of our financing agreements and materially and adversely affect our business, results of operations, financial condition and cash flows.”

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

In periods of volatile interest rates, we seek to finance our projects on a long-term basis with debt matched to cash flows, and we attempt to fix the interest rate and hedge any forex exposure. Such debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;
●	limiting our ability to obtain additional financing;
●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;
●	potentially affecting our credit rating;
●	potentially increasing the cost of any additional financing; and
●	limiting the ability of our project operating subsidiaries to pay dividends to us for working capital or return on our investment.

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

We have incurred losses since our inception. During Fiscal 2022 and Fiscal 2023, we had a net loss of INR 2,126 million and INR 2,322 million (US$ 28.3 million), respectively. We do not expect to be profitable in Fiscal 2024 and may not be profitable in the future.

Our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2023 were higher than our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2022 due to higher legal and accounting costs related to whistle-blower and other investigations and legal costs related to defending various litigation matters.

Accordingly, our consolidated general and administrative expenses (excluding SAR expenses) in Fiscal 2023 adversely affected our profitability as well as our cash flows from operations.

Our profitability may also be adversely impacted by any liabilities which may arise as a result of the review of certain material projects and contracts over a three-year period for anti-corruption and related compliance issues by the Special Committee and our Audit and Risk Committee and our ongoing reporting of these issues to the SEC and the Department of Justice. For more information, see “ — We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.

As the functional currency of our Indian subsidiaries is the Indian rupee, our operating expenses are denominated primarily in Indian rupees. However, some of our capital expenditures, and particularly those for equipment imported from international suppliers, such as solar panels, are denominated in foreign currencies. In addition, some of our borrowings are in foreign currencies, especially the US dollar, and we swap these foreign currencies into Indian rupees to fund our projects and working capital. To the extent that we are unable to match revenue received in our functional currency with costs paid in foreign currencies, or hedge such exposure, exchange rate fluctuations in any such currency could have an adverse effect on our profitability.

We generate substantially all our cash in Indian rupees and, therefore, significant changes in the value of the Indian rupee relative to the other foreign currencies could materially and adversely affect our reported results of operations, financial condition and cash flow and our ability to meet interest and principal payments on borrowings. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the Indian rupee. We expect our future capital expenditures in connection with our proposed expansion plans to include significant expenditures in foreign currencies for imported solar panels, components, equipment and machinery.

A significant fluctuation in the Indian rupee to U.S. dollar or other foreign currency exchange rates could materially and adversely affect our business, results of operations, financial condition and cash flows. The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian rupee had depreciated against the U.S. dollar in four of the last five years, which may impact our results of operations in future periods. Furthermore, we have borrowings denominated in U.S. dollars, and, as such, an annual decline in the Indian rupee against the U.S. dollar effectively adds to the functional interest rate of our borrowings and the Indian rupee equivalent needed to repay the borrowings, when due. Consequently, depreciation of the Indian rupee to the U.S. dollar, could result an increase in foreign currency related transaction and translation losses and negatively impact our performance.

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

We have stopped reporting quarterly consolidated financial information.

As a “foreign private issuer” we are not required under SEC rules to report quarterly consolidated financial information and will no longer do so. We shall be providing unaudited half yearly financial statements under green bond indentures. As many of our industry competitors in India and internationally provide quarterly financial information, it will not be possible for investors and research analysts to benchmark our results against the results of our competitors on a quarterly basis. This change could impact the decision of research analysts to cover us or to publish research about us or cause them to change their recommendations regarding our shares adversely, resulting in a decline in our stock price and trading volume.

Compliance risks

The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC.

As a result of our failure to timely file our Fiscal 2022 annual report on Form 20-F with the SEC, the NYSE informed us on December 7, 2022 that we were not in compliance with its continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual and that we would be provided a six-month extension from the due date of the annual report, August 16, 2022, as extended from the original due date of August 1, 2022, pursuant to the Form 12b-25 filed with the SEC on August 1, 2022 to file the annual report on Form 20-F, as well as any other subsequent delayed filings.

On February 14, 2023, the NYSE granted our request for additional time to file our annual report on Form 20-F and any subsequent delayed filings, stating it would provide an additional trading period through July 15, 2023 subject to reassessment on an ongoing basis and that failure to file the annual report on Form 20-F and any subsequent delayed filings by the end of this period could result in a trading suspension. On July 6, 2023, we asked the NYSE for additional time to file our Annual Report, as well as well as our current report on Form 6-K for the six months September 30, 2022 (the “2022 Form 6-K” and, together with the annual report on Form 20-F, the “Delayed Filings”), due to continued delays in the completion of our audit and review of our internal control over financial reporting.

On July 13, 2023, the NYSE suspended trading in our Company’s shares and commenced delisting proceedings (the “Delisting Decision”). As described more fully in our July 13, 2023 Form 6-K, we took substantial steps to remediate the issues that led to the Delayed Filings including, among others, the replacement of our independent public accounting firm for our U.S. GAAP consolidated financial statements, strengthening our management team and appointing external consultants to review our internal controls and compliance framework. On July 26, 2023, we submitted an appeal of the Delisting Decision. However, on October 30,2023, the NYSE Committee for Review affirmed the Delisting Decision. On November 13, 2023 our shares were delisted from trading on the NYSE.

There can be no assurance whether or when our shares would again be listed for trading on the NYSE or another U.S. exchange. Further, the market price of our shares might decline and become more volatile, and the holders of our shares may find that their ability to trade in our shares would be adversely affected. The delisting of our shares could also result in other negative outcomes, including the potential loss or reduction of confidence by customers, business partners and employees, the potential loss or reduction of investor interests, and fewer business and strategic opportunities, any of which could have a material adverse impact on our results of operations, cash flows and financial conditions. The delisting also could impede your ability to resell our shares or the price that you may obtain in any such resale.

Currently, our shares are only available to trade on the over-the-counter (or OTC) “expert” market, where quotations are only directly available to broker dealers and professional investors (not to retail investors).

On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.

On October 31, 2023, the NYSE filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act. On January 29, 2024, 90 days after the NYSE filed Form 25, the Company’s shares ceased to be registered with the SEC pursuant to Section 12(b) of the Exchange Act. As the Company had less 300 record holders of its equity securities on the date its 12(b) registration ended, the Company’s shares did not become registered under Section 12(g) in accordance with Rule 12g-2. Further, we expect that on April 1, 2024 the Company’s SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended as the Company is expected to have less than 300 record holders of its equity securities on that date. Once such reporting obligations are suspended, the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. This means that the Company expects that it will not be required to file an annual report on Form 20-F with the SEC for Fiscal 2024; however, its reporting obligations under Mauritius law will continue and its reporting obligations to bondholders under its Green Bond indentures will also continue. In addition, other provisions of the Exchange Act and SEC rules thereunder relating to foreign private issuers with equity securities registered under the Exchange Act will no longer apply to the Company including shareholders’ obligations to file beneficial ownership reports publicly with the SEC on Schedule 13D or Schedule 13G.

We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.

In May 2022, we received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of our projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, we identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence was identified that any improper payment was made to any government official. Further, in Fiscal 2023, we reported to SECI that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised us, inter alia, that the project may be liable for damages and penalties for shortfalls in generation.

In September 2022, we received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other claims. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of our projects. The investigation specified that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR138 million (US$1.8 million) In FY 2022 on estimate, as a prudent measure in the given project. Further, we have reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR118 million (US$1.6 million) has been made in the books of account in FY 2022 on estimate, as a prudent measure, though no improper payments by the Group could be identified. In line with review made during the previous year, we reviewed the entire amount paid to land aggregators during the current year and made adjustment of INR 28 million (US$ 0.4 million) during the year ended March 31, 2023 on prudent basis though no improper payments by the Group could be identified in current year as well.

Our investigation did not substantiate other portions of this September 2022 whistle-blower complaint.

As part of our investigations of the May 2022 and September 2022 whistle-blower complaints, we also widened our review to include a review of projects commissioned in Fiscal 2022 and Fiscal 2023 to ensure that similar weaknesses were not present. As part of our investigations, we identified inconsistencies in project data in certain of our projects, but no improper payments were identified in connection with these projects.

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

In addition, the Special Committee was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that individuals formerly affiliated with the Group may have had knowledge of, or were involved in, an apparent scheme with persons outside the Group to make improper payments in relation to certain projects. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation is still ongoing. The Special Committee’s review and its findings has impacted the decision-making of the Group in connection with such projects. We have disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and we continue to cooperate with those agencies.

Our Group including our subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, civil and/or criminal fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on us as well as ongoing obligations, remedial corporate measures or other relief against us that could adversely impact our operations. Any such fines, penalties, ongoing obligations or other measures or relief against us could materially and adversely affect our business, results of operations, financial condition and cash flows in future periods. Further, in addition, certain of those outcomes could adversely impact our ability to maintain compliance with the covenants under our credit facilities or result in an event of default thereunder.  In addition, we could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by persons who served as our directors, officers and employees.

For further information on the liabilities associated with the whistle-blower complaints and the Special Committee investigation, see “Consolidated Financial Statements as of, and for the year ended, March 31, 2023, Note 27 – Whistle-blower Allegations and Special Committee Investigations.”

Our international corporate structure and operations require us to comply with anti-corruption laws and regulations of the United States and various other jurisdictions. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) which prohibits, in relevant part, U.S. nationals, companies that have securities registered in the U.S. and any officer, director, employee, or agent of such issuer or any shareholder thereof acting on behalf of such issuer from making corrupt payments to foreign officials for the purpose of obtaining or keeping business. The FCPA also imposes obligations to keep accurate books and records, to maintain appropriate internal controls, and to prevent circumvention of such controls. We are also subject to the Indian Penal Code, 1860, the Prevention of Corruption Act, 1988 and the Prevention of Money Laundering Act, 2002 which are applicable on our subsidiaries in India. In addition, we have been and will continue to be subject to anti-corruption, anti-bribery and anti-money laundering legislation in other jurisdictions, which in certain circumstances go beyond the scope of the FCPA rules and regulations.

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

For information regarding current investigations of certain whistleblower and other allegations against persons who served as our directors, officers and employees, see — “We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

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

As part of our investigations of certain whistleblower and other allegations against persons who served as our directors, officers and employees, we identified certain unethical and unauthorized conduct by persons who served as our officers, directors and employees. For information regarding certain whistleblower and other allegations, see “— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, which may adversely affect investor confidence.”

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

Management identified material weaknesses in our internal control over financial reporting as of March 31, 2022. This caused a considerable delay in producing our audited consolidated financial statements for Fiscal 2022 and caused us to fail to meet SEC periodic reporting obligations which in turn ultimately caused our shares to be delisted the NYSE. The delay in completion of financial reporting for FY 2022 in turn caused a delay in the completion of financial reporting for FY 2023.

Further, Management determined that, as of March 31, 2023, our internal controls over financial reporting were ineffective due to inadequacy of certain review controls including control failures in financial statement closing procedures, controls pertaining to capitalization, vendor reconciliation process, land acquisition, documentation on testing of control attributes and completeness and accuracy of reports used including inadequate consideration in designing of risk and controls matrices.

Management, under the supervision of the Company’s Audit and Risk Committee, has initiated remediation actions focused on improving the Group’s internal control and compliance environment to address the control deficiencies that led to material weaknesses. Management is taking support from external consultants while performing this remediation exercise. These efforts include creation of a Management Assurance Service function, assessing and strengthening internal control framework, re-establishing standard operating procedures, implementing enterprise risk management framework, testing operational controls, adding accounting personnel for assistance on critical accounting matters, training of team members, implementing additional process level reviews, and periodic monitoring by the Audit and Risk Committee of the effectiveness of the remedial efforts and overall reporting framework. As it continues to implement such remediation, management may take additional measures or modify the plan elements described above. On March 14, 2024, the Board has appointed Mr. Vijay Kumar Wadhwani as Chief Compliance & Ethics Officer and approved the Chief Compliance & Ethics Charter including specific power and responsibilities.

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

We did not file our annual reports on Form 20-F for Fiscal 2022 and Fiscal 2023 by the time provided by SEC rules. In accordance with SEC rules, we are now unable to file new Form F-3 registration statements (including shelf registration statements) until such time we have timely filed all required SEC reports for 12 calendar months. Our inability to use Form F-3 registration statements (including shelf registration statements) may make it more difficult to raise funds in United States and may make our fundraising activities more expensive. In addition, our failure to meet our SEC and NYSE filing obligations has led to the delisting of our shares on the NYSE, see “— The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC. The inability to files these registration statements and our delisting could materially and adversely affect our business, results of operations, financial condition and cash flows and thus affect the value of our shares.

On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. For more information, see “Risk Factors – On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.”

As a “foreign private issuer,” we are permitted to, and we will, follow certain home country corporate governance practices which may afford less protection to holders of our shares.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices. As a company incorporated in Mauritius and with securities registered with the SEC, we may follow our home country practice with respect to the composition of its Board and executive sessions and composition of our compensation committee and our nominating and corporate governance committee. The corporate governance practice and requirements in Mauritius do not require us to have a majority independent board or to hold regular executive sessions where only independent directors shall be present. In addition, Mauritius law does not require our compensation committee or our nominating and corporate governance committee to be comprised of only independent directors. Such Mauritian home country practices may afford less protection to holders of our shares than would be available to the shareholders of a U.S. corporation.

We expect that on April 1, 2024 the Company’s SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended as the Company is expected to have less than 300 record holders of its equity securities on that date. Once such reporting obligations are suspended, the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. The Company’s reporting obligations under Mauritius law will continue and its reporting obligations to bondholders under its Green Bond indentures will also continue. In addition, other provisions of the Exchange Act and SEC rules thereunder relating to foreign private issuers with equity securities registered under the Exchange Act will no longer apply. For more information, see “Risk Factors - On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.”

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

The development and construction of our projects (including wind, solar, etc.) involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine that a project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other matters. Success in developing a project depends on many factors, including:

●	accurately assessing resources availability at levels deemed acceptable for project development and operations;
●	fluctuations in foreign exchange and inflation rates impacting equipment and supplier costs;
●	fluctuations in the cost and availability of raw materials and purchased components;
●	receiving critical components and equipment (that meet our design specifications) on schedule and on acceptable commercial terms;
●	securing necessary project approvals, licenses and permits in a timely manner;
●	securing appropriate land, with satisfactory land use permits, on reasonable terms;
●	availability of adequate grid infrastructure and obtaining rights to interconnect the project to the grid or to transmit energy;
●	obtaining financing on competitive terms;
●	completing construction on schedule without any unforeseeable delays; and
●	entering into PPAs or other off take arrangements on acceptable terms.

Generally, our PPAs require that we bring our projects to commercial operation by a certain date. There may be delays or unexpected difficulties in completing our projects because of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. Further, the majority of our PPAs provide for a reduction of tariff if we fail to commission a project by the scheduled commission date. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other penalties, including paying liquidated damages for delay in commissioning of projects or granting the off taker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective off taker, as agreed under the respective PPA and/or transmission agreements. If we experience such problems, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Our in-house procurement and construction operations expose us to certain risks.

We undertake in-house procurement and construction operations for our solar and wind projects, which exposes us to certain risks that would ordinarily be borne by third parties. For example, entering into third-party EPC contracts on the basis of fixed price contracts would insulate us from adverse price fluctuations for the equipment and materials we use for constructing solar and wind projects. As a result, we are exposed to construction cost risks that could be caused by various factors, including:

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

There are substantial delays between making significant upfront investments in our solar and other renewable energy projects and receiving revenue.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar or other renewable energy projects and the date on which we begin to recognize revenue from the sale of electricity generated by such projects. Our initial investments include, legal, accounting and other third-party fees, costs associated with project analysis and feasibility study, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, balance of system costs or other payments, which may be non-refundable. Our projects may not be fully monetized for 25 years given the average length of our PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution, international lenders and bank loans to pay for costs and expenses incurred during project development. Solar and other renewable energy projects generate revenue only after becoming commercially operational and starting to sell electricity to the power grid through off takers. Between our initial investment in the development of solar projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, pandemics, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all the permits as anticipated and permits that were obtained may expire or become ineffective, any of which may delay construction or commercial operation. Further, we may not be able to obtain project level financing as anticipated, which may delay or halt construction of a particular project. Any such delays could materially and adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Retention of Management and Key Employees

The loss of our senior management or key employees may adversely affect our ability to conduct our business.

We depend on our management team, and the loss of any key executives could negatively impact our business. We have had successive changes in our senior management in 2022 and 2023 in the CEO, CFO and COO positions, which has created internal disruption, adversely affected our operations and strategy implementation and attracted negative publicity. In this regard, on October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. On October 12, 2023, the Company announced that Mr. M.S. Unnikrishnan became the Chairman of the Board of the Company. Subsequently, on March 13, 2024, Mr. M.S. Unnikrishnan resigned as Chairman of the Board and as a director of the Company and APIPL

There can be no assurance that our competitors will not offer better compensation packages, incentives and other perquisites to such skilled personnel. If we are not able to attract and retain talented employees as required for conducting our business, or if we experience high attrition levels which are largely out of our control, or if we are unable to motivate and retain existing employees, our business, results of operations, financial condition and cash flows may be adversely affected. In addition, an inability to attract and retain sufficient technical and managerial personnel could limit our ability to manage and complete our projects on schedule and within budget, which may adversely affect our business and strategy implementation.

The loss of the services of our key personnel or our inability to recruit or train enough experienced personnel or our inability to manage the attrition levels in different employee categories, may have an adverse effect on our business, results of operations, financial condition and cash flows. Further, if we cannot hire additional qualified personnel or retain them, our ability to expand our business may be impacted. As we expand operations by constructing new renewable energy projects, we will need to continue to attract and retain experienced management, operations and project construction personnel. We may also be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting suitable employees.

Off taker risks related to compliance with the terms of PPAs, delay in payments, and LoAs cancelled

Counterparties to our PPAs may not fulfil their obligations which could materially and adversely affect our business, results of operations, financial condition and cash flows.

We generate electricity income primarily pursuant to PPAs entered into with central and state government-run utilities. If the counterparties to our PPAs do not fulfil their obligations our business, results of operations, financial condition and cash flows could be materially and adversely affected. Our counterparties to our PPAs may become subject to financial stress, insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. There may also be disputes raised by the counterparties to the amounts invoiced, or delays associated with collection of receivables from government owned or controlled entities on account of the financial condition of these entities that deteriorated significantly in the past. Where we are selling power to non-governmental entities, we take into account the credit ratings assigned by rating agencies and our ability to collect when assessing the counterparties’ creditworthiness. The Governmental entities to which we sell power generally may not have credit ratings for us to consider, and many of the state governments in India, if rated, would likely rate lower than the GoI. Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no assurance that the utility companies that are currently our customers will have the resources to pay on time or at all.

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

Typically, we derive more than 70% of our revenue from our top five customers. Since the transmission and distribution of electricity are either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility scale quantities of electricity in a given geographic location, including transmission grid operators and central and state-run utilities. For instance, for projects established pursuant to the NSM, solar project developers are required to enter into PPAs with specified implementation agencies (who in turn sell power to Discoms). As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to (1) negotiate favorable terms under new PPAs, and (2) execute PPA for the projects for which we have won and have received LoAs.

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

A substantial portion of our business and operations are in India, and we are subject to regulatory, economic, social and political uncertainties in India.

Our business and our employees are in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India. An election or a new administration in India or in any of the states could result in uncertainty in the renewable energy market, which could harm our operations.

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

The GoI imposes duties on various solar equipment and devices that are key to our business, and such duties are subject to frequent change. These duties can greatly increase our project costs. To the extent we are unable to pass on the impact of such duties to our off takers under any of our PPAs, our business, results of operations, financial condition and cash flows will be adversely affected.

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

For example, under the FDI policy, the GoI provides additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by non-resident entities and the transfer of ownership or control, from resident Indian persons or entities to non-residents, of Indian companies in sectors with limits on foreign investment. As substantially all APIPL’s and AZR’s shares are directly held by Azure Power Global Limited, it would be considered an entity owned and controlled by non-residents under applicable Indian laws. Accordingly, any downstream investment by APIPL or AZR into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the FDI policy. In addition, there may be investors who may not be able to buy assets we wish to sell in future. There are guidelines in relation to pricing and valuation of shares and restrictions on sources of funding for such investments. To the extent these guidelines become more restrictive, they may restrict our ability to make further equity investments in India, including through Azure Power Global Limited.

Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder (“FEMA”) prohibit us from borrowing from our Indian subsidiaries. We are permitted to lend to our Indian subsidiaries subject to compliance with India’s policy on external commercial borrowings as promulgated by the Reserve Bank of India from time to time, which specifies certain conditions, including in relation to eligible lenders and borrowers, permitted end use and limits on the all-in cost.

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

Competition Risks

We may not be able to acquire rights to develop and generate power from new solar projects through the competitive bidding process.

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

For information on the risk of not executing PPAs in respect of our 4,000 MWs manufacturing linked tender, see “— We may not be able to sign PPAs for balance capacity of 967 MWs in respect of the 4,000 MWs manufacturing linked tender for which letter of award has already been received.”

We face significant competition from traditional and renewable energy companies.

We face significant competition in the markets in which we operate. Our primary competitors are Indian and international developers and operators of solar projects and other renewable energy sources. We also compete with utilities generating power from conventional fossil fuels. Deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, or the Electricity Act, removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity through captive power projects. These and other similar future reforms do and will provide opportunities for increased private sector participation in power generation.

Furthermore, our competitors may have greater operational, financial, technical, management or other resources to achieve better economies of scale and lower cost of capital, allowing them to bid in the same auction at more competitive rates. Our competitors may also have a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. As our competitors grow in scale, they may establish in-house EPC and O&M capabilities, which may offset a current advantage we may have over them. Moreover, suppliers or contractors may merge with our competitors which may limit our choices of suppliers or contractors and hence the flexibility of our overall project execution capabilities. In addition, some of our competitors have developed their own internal solar panel manufacturing capabilities. As the renewable energy industry grows and evolves, we may also face new competitors who are not currently in the market. In addition, we face competition from developers of other renewable energy facilities, including biomass, and nuclear, as well as other forms of renewable electricity generation like hydrogen. Competition from such producers may increase if the technology used to generate electricity from these other renewable energy sources becomes more sophisticated, or if the GoI elects to further strengthen its support of such renewable energy sources. Any increase in competition during the bidding process or reduction in our competitive capabilities could materially and adversely affect our market share and the profit that we generate from our projects.

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

As part of our investigation into whistle-blower complaints, we identified significant control issues in our process of acquiring land and land use rights for one of our projects. For further information, see “— We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

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

The timeline for transfer of title to the land depends on the type of land on which the projects are located and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land may require an order from the relevant state land or revenue authority allowing such transfer or use. There is no certainty that the outstanding approvals would be received on time, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of the projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects. If the relevant lessor does not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and/or sub-leases and we may not be able to find an alternative location in the short term or at all. Consequently, our business, results of operations, financial condition and cash flows could be adversely affected.

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

India experienced natural calamities such as earthquakes, cyclone and floods in the past few years. We have experienced unusually heavy rainfall and consequent flooding at several of our plants in recent monsoons. The extent and severity of these natural disasters determines their impact on the Indian economy. If climatic conditions or natural disasters occur in areas where our projects and project teams are located, project development, operations, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, timely delivery of materials and labor availability may be affected. Substantially all our operations and employees are in India and there can be no assurance that we will not be adversely affected by natural disasters in the future or that we will be able to obtain suitable insurance to cover such losses.

Contractual Risks Related to Our PPAs and Fixed Tariffs

In Fiscal 2022, the Special Committee was convened to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Further, the Group will not continue with construction of 3,033 MWs manufacturing linked projects.

We are conducting an ongoing review of our projects under contract to consider their commercial and economic viability. In addition, in Fiscal 2022, the Special Committee was convened to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. See” — We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.”

Pursuant to the manufacturing linked tender award of 4,000 MW, the Group executed PPAs for a capacity of 2,333 MW with SECI, for which SECI executed a Power Sale Agreement (“PSA”) with the state of Andhra Pradesh during Fiscal 2022. In respect of these 2,333 MW projects, two PILs were filed in the High Court of Andhra Pradesh in Fiscal 2022, challenging various aspects of the manufacturing linked tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up by Andhra Pradesh Discoms with SECI pursuant to the tender. The tariff adoption for the capacities by the CERC is subject to the outcome of the PILs. We are not a party to the PIls, and the PILs currently are pending adjudication. Currently, we cannot predict the outcome of these two PILs.

Based on the economics and uncertainties associated with the PILs and ongoing Special Committee review, the Group concluded that it should seek to terminate the PPAs in respect of these 2,333 MW projects and filed a petition at the Andhra Pradesh High Court seeking a declaration that the Group should be discharged from performance of the obligations under the Andhra Pradesh PPAs for a capacity of 2,333 MW as a result of the absence of the unconditional tariff adoption order from the regulatory commission. Since there was a threat by SECI to revoke the Bank Guarantee of US$14.2 million, the Hon’ble High Court in its order dated October 16, 2023, directed SECI not to take coercive steps against the Group until the next date of hearing. This matter is pending.

On March 18, 2024, we received two letters from SECI. In its first letter, SECI stated that it had terminated the PPAs with the Group in respect of the 2,333 MW projects and reserved its rights to take action against the Group including forfeiture of the performance guarantees and success charges and fees in respect of the PPAs and other documentation associated with the 2,333 MW projects. In its second letter, SECI informed the Group that it was awarding the 2,333 MW projects and associated PPAs to a third-party. Further, SECI informed the Group that it had reduced Azure’s capacity allocation under the manufacturing Letter of Award by 2,333MW and its corresponding manufacturing capacity of solar cells and solar modules by 583 MW. Accordingly, the Group has taken a write-off of INR 254 million (US$ 3.1 million) towards irrecoverable costs and a provision of INR 1,223 million (US$14.9 million) towards Bank Guarantees in its consolidated financial statements for Fiscal 2023.

In light of the ongoing Special Committee review as well as economic and execution challenges, the Group has also decided to withdraw from the 700 MW projects which is part of the 4,000 MW manufacturing linked tender awarded by SECI in Fiscal 2020. The Group intends to commence discussions with SECI to ensure an orderly withdrawal from the 700 MW projects and from the obligations of the Group and its subsidiaries under the PPA, Performance Bank Guarantees and other guarantees relating to the projects. Accordingly, the Group has recognized a provision of INR 1,053 million (US$ 12.8 million) in its consolidated financial statements for Fiscal 2023 towards irrecoverable costs and Bank Guarantee in relation to the 700 MW projects.

The Group may be subject to penalties and damages in connection with the termination of the PPAs in respect of the 2,333 MW and withdrawal from the 700 MW PPAs, which may have a material adverse impact on the Group’s business, results of operations and financial condition.

We may not be able to sign PPAs for balance capacity of 967 MWs in respect of the 4,000 MWs manufacturing linked tender for which letter of award has already been received.

In Fiscal 2020, we won a bid for 2,000 MWs manufacturing linked project with SECI, and we also elected to exercise a greenshoe option for an additional 2,000 MWs as per auction guidelines. During Fiscal 2022, we had executed PPAs with SECI for an aggregate of 2,983 MWs out of 4,000 MWs and in January 2023 we executed a PPA for an additional 50 MWs. PPAs for the balance capacity of 967 MWs are still pending for execution with SECI. SECI has stated that they shall only be able to sign PPAs for the remaining 967 MWs, if they get Discoms to sign PSAs for such un-mapped capacity. We will continue our discussions with SECI towards signing PPAs for the balance capacity of 967 MWs. In case we are unable to sign PPAs in respect of this capacity, it could adversely affect our prospects.

In addition, we will not continue with construction of 3,033 MWs manufacturing linked projects, for details see above risk factor “- In Fiscal 2022, the Special Committee was convened to review material projects and contracts over a three-year period for anti-corruption and related compliance issues. Further, the Group will not continue with construction of 3,033 MWs manufacturing linked projects”.

Much of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.

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

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business, results of operations, financial condition and cash flows may be adversely affected. Our PPAs typically allow an off taker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPAs. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time.

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

Certain of our PPAs allow our off takers to purchase the relevant project from us under certain circumstances. Some of the PPAs also entitle our lenders to appoint another party as the operator of our projects, under certain circumstances, such as the creation of security contravening the terms of the relevant PPAs, bankruptcy, insolvency or winding up proceedings against a power generator, or a change in control event without the lender’s consent. If any such third party is not appointed within the stipulated time, the PPAs may be terminated by the off takers and we may be required to acquire the project on mutually agreed terms as per the relevant PPAs. If we are unable to acquire the project, the lenders may enforce their mortgage rights under the respective credit agreements. If such buyouts or step-ins occur and we are unable to locate and acquire suitable replacement projects on time or at all, our business, results of operations, financial condition and cash flows may be materially and adversely affected.

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

Risk Related to Our Growth Strategy

As part of our growth strategy, we engage in acquisitions which involve a number of risks, that could adversely affect our ability to achieve the benefits and returns expected.

Our growth strategy is to continue to build shareholder value, and we will evaluate acquisition opportunities that satisfy our criteria for value accretive acquisitions, some of which may be significant. Acquisitions involve a number of risks, that could adversely affect our ability to achieve the benefits and returns expected and cause performance to suffer. These risks include:

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

We may, in the ordinary course of our business, become involved in litigation, administrative or arbitral proceedings. For example, we are, and may become subject to litigation against counterparties to project agreements, additional demands from Indian governmental or tax authorities, including, but not limited to, on account of differing interpretations of central and state tax statutes in India, which are extensive and subject to change from time to time. Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, breach of module supply contracts, intellectual property rights, regulatory compliance, labor issues, environmental issues and ownership rights. Further, claims may be brought against due to employee and executive compensation related matters. These various claims may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

If we were found to be liable on any of the claims against us, we would incur a charge against earnings to the extent a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, adverse publicity from such legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

For further information on ongoing claims, see “ Additional Information — Legal Proceedings.”

An action alleging violations of U.S. securities laws has been brought against our Company in the New York.

A class action lawsuit was filed in the U.S. District Court for the Southern District of New York, case number 1:22-cv-07432, against our Company and certain of its former directors and officers alleging violations of U.S. securities laws. The lead plaintiff has filed a First Amended Complaint, and the court set a deadline for the lead plaintiff to file a Second Amended Complaint of 28 days after the date of filing the Fiscal 2022 Form 20-F. The lead plaintiff filed a Second Amended Complaint on November 9, 2023. The Company is vigorously defending against the claims asserted in the lawsuit. Accordingly, we filed a motion to dismiss the lawsuit on March 22, 2024. However, there is no assurance that the court will grant the motion, and, if not, we will incur additional costs in defending the lawsuit which could materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, adverse publicity from such extended legal proceedings may harm our reputation and competitiveness in the market.

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

Since our Company cannot borrow from our Indian subsidiaries, dividends and other distributions on equity paid by our operating subsidiaries will be our principal source of cash to fund our operations including corporate expenses and taxes. Accordingly, our Company may need to issue additional equity or borrow funds, either of which may be unavailable on attractive terms, if at all.

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

Provisions in our Company’s Constitution may have the effect of delaying or preventing a change in control or changes in our management, including the following provisions which may be regarded as defensive measures:

●	a staggered Board (where only a portion of the Board is subject to election at one time);
●	the ability to issue additional shares (including “blank check” preferred stock);
●	granting directors, the absolute discretion to decline to register a transfer of any shares;
●	requiring that amendments to our Company’s Constitution be approved by a special resolution of the shareholders of our Company; and
●	limiting the liability of, and providing indemnification to, our Company’s directors and officers.

These provisions may restrict or prevent any attempts by our Company’s shareholders to replace or remove our Company’s current management by making it more difficult for shareholders to replace members of our Board, which is responsible for appointing the members of our Company’s management team. The provisions could also deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of us and generally limit the market price of our Company’s shares.

Our Company’s largest shareholder owns 53.4% of our shares and may exercise control of our Company.

Our Company’s largest shareholder, CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”), owns 53.4% of our Company’s shares. CDPQ Infrastructures is a company organized and existing under the laws of Singapore and is a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, a body constituted by the Act Respecting the Caisse De Dépôt Et Placement Du Québec. Consequently, CDPQ Infrastructures has the ability to exercise control over our Company and may have the power to elect and remove the Directors and may determine the outcome proposals for corporate action requiring ordinary resolution of our Company’s equity shareholders. The interests of CDPQ Infrastructures may be different from our interests or the interests of other shareholders of our Company. As a result, CDPQ Infrastructures, may delay or defer or initiate a change of control of our Company or a change in our capital structure, delay or defer a merger, sale of assets, or consolidation, or delay or defer the payment of dividends, or delay or defer fresh capital raise, or seek to determine or direct the price at which new capital is raised. At present, CDPQ Infrastructures has two nominee Directors on our Board including Jaime Garcia Nieto and Philippe Wind.

You may have difficulty enforcing judgments against our Company, our Company’s directors and management. Further, investors may not be able to enforce a judgment of a foreign court against our Indian subsidiaries, certain of our Company’s directors, or our key management, except by way of a suit in India on such judgment.

Our Company is incorporated under the laws of Mauritius. Further, we conduct substantially all our operations in India through our key operating subsidiaries in India. All our Company’s directors and officers reside outside the United States, and all our assets and some or all the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our Company or those persons, or to recover against our Company or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against our Company or our Company’s directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on our Company or our Company’s directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against our Company or our Company’s directors and officers, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against our Company or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the GoI to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our Company’s directors and officers based upon such judgments. In India, prior approval of the Reserve Bank of India is required to repatriate any amount recovered pursuant to such judgments.

All our operating subsidiaries are incorporated under the laws of India. In addition, certain of our Company’s directors and substantially all our director and officer reside in India, and all or a substantial portion of our assets and such persons are in India. As a result, it may not be possible for investors to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Procedure Code, 1908 (the “Civil Code”) on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India.

Under the Civil Code, a court in India shall, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the judgment was pronounced by a court of competent jurisdiction unless the contrary appears on record.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court, within the meaning of such section, in any country or territory outside India, which the GoI has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalty and does not apply to arbitration awards. Further, the execution of the foreign decree under Section 44A of the Civil Code is also subject to the exceptions under Section 13 of the Civil Code.

The United Kingdom, Singapore and Hong Kong (among others) have been declared by the GoI to be reciprocating territories for the purposes of Section 44A. However, the United States has not been declared by the GoI to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a court in a country which is not a reciprocating territory may be enforced in India only by a fresh proceeding suit instituted in a court of India and not by proceedings in execution. Such a suit must be filed in India within three years from the date of the judgment in the same manner as any other suit filed in India to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court would if an action were brought in India. Further, it is unlikely that an Indian court would enforce foreign judgments if that court were of the view that the amount of damages awarded was excessive or inconsistent with Indian public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to the execution of such judgment and such amount may be subject to income tax in accordance with applicable laws. In addition, any judgment awarding damages in a foreign currency would be converted into Indian Rupees on the date of the judgment and not the date of payment. We cannot predict whether a suit instituted in an Indian court will be disposed of in a timely manner or be subject to considerable delay.

Risks Related to Our Shares

Our Company does not expect to pay any cash dividends on our Company’s shares.

Our Company has not paid dividends on any of our Company’s shares to date, and our Company currently intends to retain our future earnings, if any, to fund the development and growth of our Company’s business. As a result, capital appreciation, if any, of our Company’s shares are likely to be your sole source of gain for the foreseeable future. Consequently, you will likely only experience a gain from your investment in our Company’s shares if the price of our Company’s shares increases.

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

Our Company’s shares have historically had low trading volumes, and an active liquid trading market for our Company’s shares may not be maintained in the long term. Trading volumes have been further impacted by the delisting of our shares from the New York Stock Exchange and the trading of our Company’s shares on the OTC “expert” market, where quotations are only directly available to broker dealers and professional investors (not to retail investors). See “— The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC.”

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

The trading price of our shares has been volatile and is likely to continue to be volatile. Such volatility will likely be more pronounced due to the delisting of our shares from the NYSE and the ensuing commencement of trading of our shares on the OTC “expert” market. See “— The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC.”

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

The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. Due to our delay in filing the Fiscal 2022 Form 20-F annual report and this Fiscal 2023 Form 20-F annual report, some industry and securities analysts ceased publishing research on us, and we may have lost visibility to the clients of such analysts. Further, if any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Tax Risks for Shareholders and Investors

You may be subject to Indian taxes on income arising through the sale of our shares.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside of India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of the company or entity registered or incorporated outside of India is deemed to derive its value substantially from the assets located in India if the value of such Indian assets exceeds INR100 million and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India. Substantially all our assets are in India.

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

Our Company believes that it was not a passive foreign investment company (“PFIC”) for our taxable year ending March 31, 2023 and that, based on the present composition of its income and assets and the way it conducts its business, our Company will does not expect to be a PFIC in our Company’s current taxable year or in the foreseeable future. Whether our Company is a PFIC is a factual determination made annually, and our Company’s status could change depending, among other things, upon changes in the composition and amount of our gross income and the relative quarterly average value of its assets. If our Company was a PFIC for any taxable year in which you hold our Company’s shares, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our shares regardless of whether our Company continued to be a PFIC in any subsequent year, unless you mark your shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our Company’s status as a PFIC and the tax consequences to you of such status. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Status.”

If a United States person is treated as owning at least 10% of our Company’s shares, the holder may be required to include amounts in its U.S. taxable income even if our Company does not make distributions to its shareholders.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company’s shares, that person may be required to include certain amounts in its U.S. taxable income even if our Company make no distributions to our Company’s shareholders. A United States person that is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Company’s shares may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our Group. As a result of tax legislation enacted in 2017, it is not certain under what circumstances our non-U.S. subsidiaries will be treated as controlled foreign corporations. However, because our Group includes a U.S. subsidiary, our non-U.S. subsidiaries could be treated as controlled foreign corporations with respect to any United States shareholders (regardless of whether or not our Company is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation in our Group would be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in United States property, if any, related to that controlled foreign corporation, regardless of whether our Company makes any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Because our Company does not maintain U.S. tax books and records, our Company does not expect to be able to furnish to any United States shareholders the information that may be necessary to comply with the shareholder’s reporting and taxpaying obligations under these rules. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our Company’s shares, including the possibility that the investor may be treated as a “United States shareholder” as a result of direct, indirect or constructive ownership of our Company’s shares.

VI. ADDITIONAL INFORMATION

A. Legal Proceedings

We are currently involved in and may from time to time, become involved in legal, arbitration or governmental proceedings or be subject to claims arising in the ordinary course of our business. We are not presently party to any legal proceedings that, in the opinion of our management, would reasonably be expected to have a material adverse effect on our business, financial condition, operating results or cash flows if determined adversely to us. Regardless of the outcome, litigation can have an adverse impact on us because of defence and settlement costs, diversion of management resources and other factors.

We have been involved in two arbitration proceedings concerning matters of executive compensation and stock purchase with a former chief executive officer. Our Company and our subsidiary, Azure Power India Private Limited, were respondents in arbitration proceedings initiated by our former Chairman, CEO and Managing Director of our Company, Mr. Inderpreet Singh Wadhwa (“IW”) and erstwhile COO Mr. H.S Wadhwa (“HSW”), in relation to the purchase price of the shares of IW’s and HSW’s in Azure Power India Private Limited before the Singapore International Arbitration Centre (SIAC). The arbitration has been concluded and the award has been issued in our favor. Subsequently, IW and HSW filed an appeal challenging the SIAC award on May 5, 2022, before the Singapore High Court. However, vide order dated June 29, 2022, the appeal filed by IW and HSW has been dismissed. Consequently, the Award in our favor has been upheld. We have filed a petition before the High Court of Delhi seeking enforcement of the Award. There is no adverse order passed by the Hon’ble High Court till date. This matter is next listed for hearing on July 11, 2024.

We were parties to an arbitration proceeding before Singapore International Arbitration Centre (“SIAC”) against one of the module suppliers whereby we claimed amongst others breach of a MSA. We have now amicably settled the dispute. The details of the settlement are confidential.

Pursuant to the manufacturing linked tender award of 4,000 MW, we have executed PPAs for a capacity of 2,333 MW with SECI, for which PSA has been executed with state of Andhra Pradesh. Two PILs have been filed before the hon’ble High Court of Andhra Pradesh against the MoP, MNRE, SECI, Government of Andhra Pradesh, etc. seeking among others (i) quashing of Request for Selection dated June 25, 2019 (“RfS”) issued by SECI pursuant to which Azure was awarded the manufacturing linked project for 4,000 MW capacity, (ii) setting aside of the Letter of Award issued by SECI to Azure pursuant to the RfS, (iii) setting aside of Andhra Pradesh Electricity Regulatory Commission’s order (“APERC Order”) approving procurement of 7 GWs from SECI under the RfS (which includes capacity of 2,333 MW for which PPAs have been executed by us) and (iv) setting aside the CERC order dated April 2, 2022 whereby tariff discovered under the RfS was adopted. CERC had passed an order dated April 02, 2022, adopting tariffs under the PPAs subject to the outcome of the PIL. The next hearing date in these PILs is April 18, 2024.

On account of SECI’s failure to obtain tariff adoption (unconditional) order and other supervening events beyond our control, Azure’s performance under 2,333 MW PPAs tied up with State of Andhra Pradesh was adversely affected. Based on these economic reasons, as well as the ongoing Special Committee investigation, Azure terminated the PPA’s for 2,333 MW. See “Risk Factors - We have conducted investigations into whistle-blower claims and other allegations against persons who served as our directors, officers and employees. We reported the allegations and our findings to the SEC and the U.S. Department of Justice and continue to cooperate with these authorities.” Considering the communication received from SECI and imminent threat of encashment of Bank Guarantees as submitted by us in relation to aforesaid manufacturing tender, we received a favourable order dated October 16, 2023 from the High Court against encashment of such Bank Guarantees and no coercive action against us till the next hearing date. The next hearing date is yet to be intimated.

In the event the PILs are allowed, the same may result in cancellation of the Letter of Award and PPAs awarded to/ executed by us pursuant to the RfS. We cannot predict the outcome of these two PILs, however, if they are allowed this could have a material adverse impact on us.

In relation to our 300 MW Project (Rajasthan 9), we were granted a First Time Charging (“FTC”) approval which was conditional and subject to providing availability of real time data, grid conditions and validity of safety clearance and the undertaking given by us. Subsequently, a Working Group Report, 2022 (“WGR Report”) introduced by the CEA, whereby new requirements have been introduced. Post the issuance of the report, NRLDC has directed us to comply with such requirements by September 30th 2023, failing which the FTC/connectivity of the Project shall be revoked and the plant shall be disconnected. In relation to this, we have filed a petition before the Ld. CERC seeking extension of time for complying with the directions of NRLDC along with interim protection from disconnection from the Grid. The matter was last listed on October 10, 2023 whereby NRLDC made a specific submission that they did not initiate any action against Azure with regard to disconnection. The next date of hearing will be intimated in due course.

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

In relation to our 10 MW project in Gujarat, Gujarat Urja Vikas Nigam Limited (“GUVNL”) had filed a petition before the Gujarat Electricity Regulatory Commission (“GERC”), seeking reduction in our PPA tariff from INR 12.51 kWh as determined by GERC under Section 62 of the Electricity Act to INR 8.15 KWh. While GERC and the Appellate Tribunal for Electricity (“APTEL”) dismissed the claims made by GUVNL, an appeal filed by GUVNL against the order of APTEL is pending before the Supreme Court of India, and next date in these matters is to be intimated.

In relation to our 50 MW project in the State of Andhra Pradesh, the Government of Andhra Pradesh followed by the AP distribution licensee (“Discom”) sought to reduce tariffs of our project (along with that of the other developers for solar and wind projects both) from the then PPA tariff of INR 5.89 per unit to INR 2.44 per unit. Azure and other developers filed a writ petition before the High Court at AP challenging this reduction, which was allowed by the Single Judge; however, the Single Judge allowed the Discom to approach the regulatory commission for seeking a reduction in tariff and directed payment to be made to the developers at the reduced rate of INR 2.44 per unit (in case of solar) in the interim. In an appeal, the Division Bench by way of judgment, dated March 15, 2022, set aside the order of the Single Judge to the extent it allowed payment at reduced tariff and the directions to approach the regulatory commission. The Division Bench further directed payments to be made at the PPA tariff within six weeks of date of the Division Bench’s judgment. As Discom failed to make the payments under the PPA, a contempt petition was filed by us. Although Discom has cleared the outstanding principal amount with some deficit, we are contesting the shortfall payment and non-payment of late payment surcharge in the contempt petition. The next date of hearing will be intimated in due course. The Discom had filed a special leave petition (“SLP”) before the Supreme Court challenging the judgment dated March 15, 2022, passed by the Division Bench of the High court of Andhra Pradesh. The SLP was dismissed by the Supreme Court by way of order dated January 2, 2023.The Discom has filed another SLP before the Supreme Court whereby they have challenged the Division Bench’s decision to dismiss the petition pending before the regulatory commission on reduction of tariff in case of a competitively bid project under Section 63 of the Electricity Act. If the Supreme Court allows this SLP it will have an adverse impact on us. The SLP is presently pending and the next date of hearing shall be intimated in due course. Further, other states might also violate binding contractual PPA tariffs following the unfavorable outcome.

A PIL had been initiated by certain individuals and organization claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MoP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB subject to feasibility test, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim. However, vide its Order dated March 21, 2024, the Supreme Court has modified its earlier Order dated 19.04.2021, the Supreme Court while recognizing the need for balancing the interest of the Great Indian Bustard as well as the interest of renewable sector and India’s commitments to reduce emissions, it has inter alia (i) Restricted the injunction of undergrounding vide order dated April 19, 2021, only to the Priority Area (i.e. 13,163 sq. kms), subject to feasibility; (ii) Eased the restrictions in the Potential Area; and (iii) constituted an expert committee ‘inter alia’ including representatives of the power sector to ascertain the technical feasibility of undergrounding of High Voltage as well Low Voltage transmission lines in the Priority Area and to lay down suitable directives for laying of transmission lines in the Potential Area. The said newly constituted is to complete its task and submit a report to Supreme Court through the Union Government of India on or before July 31, 2024. The next date in the matter has not been intimated.

We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on March 22, 2024.The PIL is presently pending and the next date of hearing shall be intimated in due course. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. If the modification application is dismissed, we might entail significant costs and delays. Based on evaluation of management the capital outflow for acquisition and installation of bird divertors are not material. The Company has filed petitions before CERC and MERC seeking relief for change in law. Final arguments in the Petitions before CERC have been concluded and the orders have been reserved. The Petition before MERC is pending and next date of hearing shall be shared in due course.

With regard to our Rajasthan 100 MW Projects, we received a demand seeking payment of land tax as per local law prevailing in the State of Rajasthan. While availing the benefits of amnesty scheme issued by Government of Rajasthan we have paid the demand raised qua land tax. However, we have filed change in law petitions before CERC claiming the amount so paid by us from SECI. The CERC has reserved orders in these petitions.

In relation to the RfS dated 25.05.2021 for setting up of 1200 MW ISTS connected Wind power projects (“RfS”) wherein we have been awarded capacity of 120 MW, SECI has file a Tariff Adoption Petition, before CERC. Inter alia, on account of delay in adoption of tariff, we filed objections against the said adoption of tariff. The petition has been disposed of vide order dated March 9, 2024, whereby CERC has adopted the tariff. Currently we are reviewing the order and exploring the options to file an appeal against the said order passed by CERC.

The Company had filed a petition before Andhra Pradesh Electricity Regulatory Commission (“APERC”) challenging deductions made by off taker from the Company’s monthly invoices on the alleged ground of excess installation with respect to the Company’s 50 MW project in Andhra Pradesh. APERC disallowed the relief sought by the Company. The Company has challenged the aforesaid order before the higher forum and has received a stay of the APERC order. The said appeal before higher forum has been disposed of vide order dated February 5, 2024, holding that in case any coercive action is taken against us by AP Discom, the interim relief given in favour of Azure shall continue to remain in force, for a period of four weeks thereafter, to enable us also to seek interim relief from APERC.

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

Commissioning of our three projects in the state of Rajasthan (Rajasthan 6, Rajasthan 8 and Rajasthan 9) was delayed due to reasons beyond our control for which we were granted extension and accordingly the scheduled commercial operation date (“SCOD”) was revised. In furtherance of grant of extension, we had filed a petition before the CERC for declaration that we are not liable to pay transmission charges for the period of mismatch between the date of long-term access (“LTA”) operationalization and the revised SCOD of the projects and to pass directions for alignment of the LTA start date with revised SCODs of the projects and to not take any coercive actions in the interim. However, CERC decided the petition against us. We have filed an appeal challenging the order. The appeal is presently pending and the next date of hearing will be intimated in due course. In the event the appeal is disallowed, we may have to pay the transmission charges from the date of LTA operationalization.

In relation to our 130 MW project located in Rajasthan and supplying electricity to Maharashtra Discom a petition seeking change in law relief for increase in the effective tax rates under the GST laws from 5% to 8.9% (on gross consideration) on the Composite EPC Contracts with effect from January 1, 2019, it has been decided by the Maharashtra Electricity Regulatory Commission (“MERC”) in our favor whereby most of our claimed amount has been allowed. Though, MSEDCL has filed an appeal before the Supreme Court challenging such allowance of our claim, MSEDCL and the Company have entered into a supplementary power purchase agreement whereby MSEDCL has agreed to release the payments in terms of directions passed by MERC subject to the rights available to it under law. In another petition on the same matter, pertaining to our 100 MWs project in Karnataka has been decided in our favor by the Karnataka Electricity Regulatory Commission vide order dated March 07, 2023.

We have filed petitions before the CERC in relation to Rajasthan 6, Rajasthan 8 and Rajasthan 9 projects and before the Assam Electricity Regulatory Commission for Assam 1 project seeking reimbursement of the additional expenses incurred due to increase in the GST rate from 5% to 12% effective from October 1, 2021 on supply of Solar Power Generator. The petition filed before Assam Electricity Regulatory Commission was decided the petition by way of order dated January 27, 2023, whereby they have directed the parties to reconcile the claim amounts. The petitions before the CERC have been disposed off vide order dated December 21, 2023. We are in process of submitting documents for reconciliation of the claim amount on account of increase in GST rate from 5% to 12% effective from October 1, 2021 on supply of Solar Power Generator. We have also filed Appeals against the said order passed by CERC to the extent of Annuity rate and rate of carrying cost as allowed by CERC, the Appeal will be listed in due course.

We have filed two petitions before the CERC in relation to Rajasthan 8 and Rajasthan 9 projects seeking reimbursement of increase in the rate of basic customs duty from 5% to 20% on the solar inverters being imported into India from February 2, 2021. These petitions have been decided vide order dated January 24, 2024 where CERC inter alia held that said change in basic custom duty is a change in law event and we are entitled for the compensation on account of said change in law event.

We had filed two petitions before the CERC in relation to Rajasthan 8 and Rajasthan 9 projects seeking reimbursement of imposed safeguard duty on import of Solar Cells whether or not assembled in modules or panels. The petitions have been decided in the Company’s favor by way of order dated January 20, 2023. However, one off taker for the Rajasthan 8 project has filed an appeal before APTEL which is presently pending. However, no adverse order has been passed.

In connection with an extension of the date of commissioning of a 40 MWs project in Karnataka of one of our subsidiaries, the Karnataka Electricity Regulatory Commission (“KERC”) withdrew the extension granted by the distribution licensee on account of delay due to force majeure and reasons not attributable to us and directed it to enforce a reduced tariff and recover liquidated damages due to delay based on “actual commercial operation date”. Such directions of KERC were challenged in an appeal before the Appellate Tribunal for Electricity (“APTEL”). The appeal was decided in our favor whereby APTEL stated that we were entitled to payment at PPA Tariff. A subsequent appeal against the order dated August 12, 2021 has been filed by the distribution licensee before the Supreme Court and is presently pending. Similarly, we had a favorable order dated February 28, 2020 from APTEL in relation to another 50 MW project in Karnataka wherein it was held that the Company was entitled to full PPA tariff as against the reduced tariff which was being claimed as payable by the off taker. Since the off taker failed to comply with APTEL’s judgment, we filed an execution petition which is currently pending before APTEL. During the pendency of the execution petition, the parties are attempting to amicably settle the matter. The matter is listed for hearing on May 13, 2024.

We had filed a similar petition before KERC, whereby the off taker has reduced our tariff on grounds of delay in commissioning. The petition was decided in the Company’s favor by way of order dated January 4, 2023 whereby KERC has held that the Company is entitled to tariff as stipulated in the Power Purchase Agreement and has directed the off taker to pay the differential outstanding amount, being the difference between contracted tariff and the reduced tariff.

A class action lawsuit that was filed in the U.S. District Court for the Southern District of New York, case number 1:22-cv-07432, against our Company and certain of its former directors and officers alleging violations of U.S. securities laws. The lead plaintiff has filed a First Amended Complaint, and the court set a deadline for the lead plaintiff to file a Second Amended Complaint of 28 days after the date of filing the Fiscal 2022 Form 20-F. The lead plaintiff filed a Second Amended Complaint on November 9, 2023. The Company is vigorously defending against the claims asserted in the lawsuit. Accordingly, we filed a motion to dismiss the lawsuit on March 22, 2024.

B. Bylaws

We incorporate by reference into this annual report on Form 20-F the description of our Amended and Restated Constitution contained in our registration statement on Form F-1 (File No. 333-208584), as amended from time to time, initially filed with the SEC on December 16, 2015.

C. Material Contracts

We have not entered into any material contracts other than those in the ordinary course of business and other than those described in “Business Overview” or elsewhere in this annual report.

In Fiscal 2023, we have entered into an agreement to invest INR 1,000 million (US$12.2 million) in Premier Energies Group (“Premier Group”), one of India’s leading manufacturers of solar PV cells and modules, of which an investment of INR 455 million (~US$ 5.5 million) has been made for the subscription of equity shares & compulsorily convertible debentures issued by Premier Energies Investment Private Limited (“PEIPL”), towards subscription of 26% shareholding in PEIPL. Further we have also signed a MSA with Premier Group for the off take of 600 MW capacity per annum manufactured for four years by Premier Group and other operational solar PV cell and modules capacities of Premier. Under the MSA, we have a right to procure modules of up to 600 MW per annum, with a minimum commitment given to off take 300 MW per annum, subject to agreed exemptions.

In Fiscal 2023, we have entered into an agreement for 600 MW DC of high-performance, advanced thin film PV solar modules from First Solar, Inc. The agreement is the first for production from First Solar’s new manufacturing facility in Tamil Nadu, India, which was expected to be commissioned in the second half of 2023. Under the agreement, Azure Power was expected to take delivery of First Solar’s Series 7 photovoltaic PV solar modules from the fourth quarter of 2023 to 2025. However, the same is now likely to start from third quarter of 2024 due to changes in project scheduling. On February 13, 2024, FS India Solar Ventures Private Limited (“First Solar”) sent us a notice that First Solar was terminating the Master Supply Agreement, dated August 22, 2022 (“First Solar MSA”), between First Solar and APIPL. The notice claims that a termination payment of US$29.242 million is due to be paid by APIPL to First Solar under the First Solar MSA. APIPL disputes that such a termination payment is due and intends to engage in commercial discussions with First Solar to resolve the matter.

In Fiscal 2023, we signed a Master Supply Agreement (“MSA”) with Siemens Gamesa Renewable Power Private Limited (“Siemens Gamesa”), a global leader in wind technology. Siemens Gamesa will supply 96 units of SG 3.6-145 onshore wind turbines which will cater to an overall capacity of approximately 346 MW wind projects. On March 05, 2024, Siemens Gamesa sent us a notice which claims a default and damages of INR 1,934 million (US$23.5 million) with respect to charges in relation to rental, storage, logistics cost, commercial impact, WC interest costs, BG charges and overheads. APIPL disputes such claim of default and damages and intends to engage in mutual discussions with Simens Gamesa to resolve the matter amicably.

On May 27, 2023, Radiance have sent us a notice to terminate the Master Share Purchase Agreement in relation to 86.5 MW Rooftop portfolio in relation to Azure Power Rooftop (Genco) Private Limited and related group SPVs. The Company and Radiance have mutually agreed to terminate the transfer in shareholding of the un-transferred 86.5 MW portfolio to Radiance and accordingly, the Purchaser will not purchase from the Sellers and the Sellers will not sell to the Purchaser the AZR Sale Shares (including any Seller Group Loans) as was agreed in the Previous MSPA and further amended under the Amended MSPA.

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

Pursuant to the amendments to the Financial Services Act 2007 of Mauritius under the Finance Act 2018, the Company is as from July 1, 2021 governed by the new regulatory regime applicable to Global Business Companies. Generally, income tax rate for GBCs is at 15%, but subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income, which is subject to foreign tax, and where the said partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of equity shares. In particular, this summary is directed only to U.S. Holders that hold equity shares as capital assets (generally, property held for investment). This summary does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, regulated investment companies, real estate investment trusts, tax exempt entities, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), U.S. Holders that acquired equity shares through the exercise of employee stock options or otherwise as compensation for services, U.S. Holders that own or are treated as owning 10% or more of our equity shares by vote or value, U.S. Holders holding equity shares as part of a hedging or conversion transaction or a straddle, or U.S. Holders whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the net investment income tax applicable to certain non-corporate U.S. Holders, or any individual or corporate alternative minimum tax consequences of acquiring, holding or disposing of equity shares. For purposes of this summary, a “U.S. Holder” is a beneficial owner of equity shares that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a U.S. domestic corporation, a trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, a trust that has a valid election is in effect to be treated as a U.S. person, or an estate the income of which is subject to U.S. federal income taxation regardless of its sources.

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

Subject to certain exceptions, the U.S. dollar amount of dividends received by non-corporate U.S. Holders with respect to the equity shares will be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Because our shares are no longer listed on the NYSE, we do not expect our dividends to meet the requirements of “qualified dividend income.”

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

●	75 percent or more of the Company’s gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

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

The Company believes, and the other paragraphs in this disclosure generally assume, that the Company was not a PFIC for our taxable year ending March 31, 2023 and that, based on the present composition of the Company’s income and assets and the manner in which the Company conducts its business, the Company does not expect to be a PFIC in its current taxable year or in the foreseeable future. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending, among other things, upon changes in the composition and amount of its gross income and the relative quarterly average value of its assets. If the Company was a PFIC for any taxable year in which a U.S. Holder holds the Company’s equity shares, the U.S. Holder generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our Company’s equity shares regardless of whether the Company continued to be a PFIC in any subsequent year, unless the U.S. Holder is eligible to make (and does so make) a mark-to-market election for marketable stock and marks its equity shares to market for tax purposes on an annual basis pursuant to section 1296 of the Code. A U.S. Holder will not be able to elect to treat us as a qualified electing fund (“QEF”) because we do not intend to prepare the information needed to make a QEF election. U.S. Holders are encouraged to consult their own tax advisor as to the Company’s status as a PFIC and the tax consequences to them of such status.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of the applicable reporting threshold (generally, US$50,000 for unmarried individuals) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. U.S. Holders who fail to report the required information could be subject to substantial penalties and extension of the statute of limitations. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules.

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

F. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The type of market risks we are exposed to include interest rate risk and foreign currency risk.

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

During FY 2023 and FY 2024, RBI has increased the repo rate by 2.50%. As a result of the same, Indian lenders have also affected increase in their benchmark rates. Consequently, the interest rate in one of the debts availed at the variable interest rate has seen an increase by 1.50% due to revision in the benchmark rate of the concerned lender. During FY 2023 and FY 2024 till date, some of the lenders have increased interest rates/ levied additional penalty interest due to delay in submission of audited financials for FY 2022, resulting in overall increase in the effective rate of interest. Even after submission of audited financial statements for FY 2023 and FY 2024, some or all of the lenders may not agree to revision of such increased interest rates/ penalty interest to original rates.

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

Fair value hedges with notional amounts of US$15.7 million and US$ Nil were outstanding as of March 31, 2022 and 2023, respectively. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, are recorded in the consolidated balance sheet and consolidated statements of operations. Further, cash flow hedges with notional amounts of US$1,097.6 million and US$1,049.0 million were outstanding as of March 31, 2022 and 2023, respectively, with the balance maturity period ranging from 0.5 months to 3.3 years as of March 31, 2023. The fair value of these cash flow hedges as of March 31, 2022 and 2023 were US$13.7 million and US$72.7 million of net assets, respectively, and are included in accumulated other comprehensive loss on our consolidated balance sheets. The changes in the fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

We continue to monitor our risks and will consider hedging significant foreign currency exposures on an ongoing basis.

G. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Group’s Chief Executive Officer and our Group’s Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report, March 31, 2023. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group’s Chief Executive Officer and our Group’s Chief Financial Officer have concluded that, as of March 31, 2023, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting as described below.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our consolidated operations. Further, Management determined that, as of March 31, 2023, our internal controls over financial reporting were ineffective due to inadequacy of certain review controls including control failures in financial statement closing procedures, controls pertaining to capitalization, vendor reconciliation process, land acquisition, documentation on testing of control attributes and completeness and accuracy of reports used including inadequate consideration in designing of risk and controls matrices.

Management, under the supervision of the Company’s Audit and Risk Committee, has initiated remediation actions focused on improving the Group’s internal control and compliance environment to address the control deficiencies that led to material weaknesses. Management is taking support from external consultants while performing this remediation exercise. These efforts include creation of a Management Assurance Service function, assessing and strengthening internal control framework, testing operational controls, adding accounting personnel for assistance on critical accounting matters, training of team members, implementing additional process level reviews, and periodic monitoring by the Audit and Risk Committee of the effectiveness of the remedial efforts and overall reporting framework. As it continues to implement such remediation, management may take additional measures or modify the plan elements described above. On March 14, 2024, the Board has appointed Mr. Vijay Kumar Wadhwani as Chief Compliance & Ethics Officer and approved the Chief Compliance & Ethics Charter including specific power and responsibilities.

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

The effectiveness of our internal control over financial reporting as at March 31, 2023 has been audited by ASA & Associates LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety below.

H. Corporate Governance

Our Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act).

On July 13, 2023, the NYSE suspended trading in our shares and commenced delisting proceedings as a result of our failure to timely file with the SEC our annual report on Form 20-F for the period ended March 31, 2022 and our semi-annual report on Form 6-K for the period ended September 30, 2022. On October 31, 2023, the New York Stock Exchange (NYSE) filed a Form 25 with the SEC for the removal of listing of the Company’s shares from the NYSE. On November 13, 2023 our shares were delisted from NYSE. For further information, see “Risk Factors - The New York Stock Exchange (NYSE) has delisted our Company’s shares due to our failure to timely file periodic reports with the SEC”

We expect that on April 1, 2024 the Company’s SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended as the Company is expected to have less than 300 record holders of its equity securities on that date. Once such reporting obligations are suspended, the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC. The Company’s reporting obligations under Mauritius law will continue and its reporting obligations to bondholders under its Green Bond indentures will also continue. In addition, other provisions of the Exchange Act and SEC rules thereunder relating to foreign private issuers with equity securities registered under the Exchange Act will no longer apply. For more information, see “Risk Factors - On April 1, 2024, we expect that our SEC reporting obligations under Section 15(d) of the Exchange Act will be suspended and the Company will no longer have an obligation to file periodic reports (annual reports on Form 20-F and Form 6-K reports) with the SEC.”

I. Whistle-Blower Policy

The Company is dedicated to fostering and maintaining the highest standards of ethics, integrity, and compliance in all aspects of our business and is committed to a work environment that is free from harassment, intimidation, discrimination and retaliation of any kind. Our commitment to these principles includes ensuring that employees have a safe and secure avenue to report any concerns. We encourage all employees and stakeholders to speak up without fear of retaliation when they observe any behavior that may violate our company policies or any applicable laws and regulations. The Company takes all complaints seriously and is dedicated to addressing them promptly and impartially to safeguard the interests of our organization and our employees.

Copies of our Whistleblower and Anti-Retaliation Policy are available on the “Investor Relations” page of our corporate website www.azurepower.com

Code of Business Conduct and Ethics

The Company has a “Code of Business Conduct and Ethics” (the “Code of Ethics”) applicable to every employee, officer and director of the Company. This Code of Ethics is designed to promote honest and ethical conduct; fair dealings with stakeholders; compliance with applicable laws, rules and regulations; and prompt reporting of violations of the Code of Ethics. The Code of Ethics provides that our directors, officers, and employees are expected to act in accordance with the highest standards of personal and professional integrity and avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors, officers and employees have an obligation under the Code of Ethics to advance the Company’s interests when the opportunity to do so arises. The Company ensures annual training to be imparted to all existing employees and to new joiners at the time of joining.

A copy of the Code of Ethics is available on the “Investor Relations” page of our corporate website www.azurepower.com.

J. Principal Accountant Fees and Services

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

The following table shows the aggregate fees for professional services and other services rendered by ASA & Associates and its associates to us, including some of our subsidiaries, in FY 2023.

	Fiscal 2022	Fiscal 2023*	Fiscal 2023*
Particulars	(INR millions)	(INR millions)	(US$ millions)
Audit fees (audit and review of financial statements and offerings)	71	-	-
All other fees (tax advisory services)	3	-	-
Total	74	-	-

*	Since appointment of ASA was made during Fiscal 2024, hence amount for audit fee and other services will be considered during Fiscal 2024 only.

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

ASA & Associates LLP (“ASA”) was appointed as an independent registered public accounting firm of the Company to replace S.R. Batliboi & Co. LLP as an independent public accounting firm registered with the PCAOB, for the Company’s US GAAP consolidated financial statements for Fiscal 2022. ASA continues as an independent public accounting firm registered with the PCAOB, for the Company’s US GAAP consolidated financial statements for Fiscal 2023.

On September 5, 2023, Ernst & Young, Mauritius (“EY Mauritius”) tendered its resignations as the statutory auditor of the Mauritius Entities with immediate effect. Pursuant to this resignation, the Company’s Board on September 28, 2023, approved the appointment of ECOVIS (Mauritius) as the new statutory auditors for the fiscal year ending March 31, 2022 and fiscal year ended March 31, 2023, to audit the financials of the Mauritius Entities for necessary filings in Mauritius.

K.  Unresolved SEC Staff comments

None

L.   Information Filed with Securities Regulators

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

EXHIBITS

Exhibit Number	Description

1.1†	The Constitution of Azure Power Global Limited, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-208584) filed with the Securities and Exchange Commission on March 31, 2016)

2.1†	Form of Equity Share Certificate of Azure Power Global Limited (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.2†	Appointment Letter dated February 27, 2023 to Vijay Kumar Wadhwani

4.3†	Indenture amongst Azure Power Energy Limited, Azure Power Global Limited and HSBC Bank USA, National Association for 3.575% senior notes due 2026

4.4†	Executive Employment Agreement, dated April 27, 2022, by and between Azure Power India Private Limited and Harsh Shah

4.5†	Executive Release Agreement, dated August 29, 2022, by and between Azure Power India Private Limited, Azure Power Global Limited and Harsh Shah

4.6†	Retainership Agreement, dated November 21, 2022, by and between Azure Power Fifty Two Pvt. Ltd. and R Narasimhan Iyer

4.7†	Employee Employment Agreement, dated July 20, 2022, by and between Azure Power India Private Limited and Rupesh Agarwal

4.8†	Employee Employment Agreement, dated August 29, 2022, by and between Azure Power India Private Limited, Azure Power Global Limited and Rupesh Agarwal

4.9†	Appointment Letter dated July 28, 2022 to Shweta Srivastava

4.10†	Executive Release Agreement, dated July 11, 2023, by and between Azure Power India Private Limited, Azure Power Global Limited and Rupesh Agarwal

4.11†	Employee Employment Agreement, dated May 1, 2023, by and between Azure Power India Private Limited, Azure Power Global Limited and Sugata Sircar

4.12†	Employee Employment Agreement, dated April 29, 2023, by and between Azure Power India Private Limited and Sunil K Gupta

4.13†	Extension of Retainership Agreement, dated April 24, 2023, by and between Azure Power India Pvt. Ltd. and R Narasimhan Iyer

4.14†	2016 Equity Incentive Plan (as amended on March 31, 2020) (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020)

4.15†	Shareholders Agreement, dated July 22, 2015, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.16†	Shareholders Agreement, dated July 22, 2015, by and among Azure Power Global Limited, APIPL, Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on March 1, 2016)

4.17†	Amendment to the Shareholders Agreement, dated March 30, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

Exhibit Number	Description

4.18†	Second Amendment to the Shareholders Agreement, dated September 5, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.19†	Sponsor Lock-in Agreement, dated July 22, 2015, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.20†	Amendment to the Sponsor Lock-in Agreement, dated April 16, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on April 19, 2016)

4.21†	Second Amendment to the Sponsor Lock-in Agreement, dated September 5, 2016, by and among the shareholders named therein and IW Green Inc. and Inderpreet Singh Wadhwa (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on September 22, 2016)

4.22†	Form of Registration Rights Agreement by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 30, 2016)

4.23†	Form of Indemnification Agreement by and between Azure Power Global Limited and each of the Officers and Directors of Azure Power Global Limited (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on June 15, 2016)

4.24†	Letter Agreement, dated July 27, 2015, by and among Azure Power Global Limited, International Finance Corporation, APIPL, IW Green Inc. (which has since been converted to IW Green LLC), Inderpreet Singh Wadhwa and Harkanwal Singh Wadhwa (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on December 16, 2015)

4.25†	Third Amendment to the Shareholders Agreement, dated September 28, 2016, by and among the shareholders named therein and Azure Power Global Limited (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.26†	CCPS Subscription Agreement, dated September 19, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.27†	Amendment to CCPS Subscription Agreement, dated September 28, 2016, by and among Azure Power Global Limited, the Sponsors named therein and IFC GIF Investment Company I (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.28†	Share Purchase Agreement, dated September 30, 2016, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd. (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (file No. 333-208584) filed with the Securities and Exchange Commission on October 3, 2016)

4.29†	Employment Agreement, dated November 18, 2019, by and between APIPL and Ranjit Gupta (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

4.30†	Employment Agreement, dated November 18, 2019, by and between APIPL and Murali Subramanian (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

Exhibit Number	Description

4.31†	Subscription Agreement, dated November 6, 2019, by and between Azure Power Global Limited and CDPQ Infrastructures Asia Pte Ltd (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020).

4.32†	Indenture among Azure Power Solar Energy Private Limited, Azure Power Global Limited and HSBC Bank USA, National Association dated September 24, 2019 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on June 19, 2020)

4.33†	Master Share Purchase agreement dated April 1, 2021, by and between Radiance Renewables Private Limited and APIPL, AZR and entities as mentioned in Schedule 1 of the agreement (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

4.34†	Amendment to Employment Agreement, dated July 20, 2020, by and between APIPL and Ranjit Gupta. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

4.35†	Amendment to Employment Agreement, dated July 20, 2020, by and between APIPL and Murali Subramanian. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file No. 001-37909) filed with the Securities and Exchange Commission on July 28, 2021)

11.1†	Code of Business Conduct and Ethics August 26, 2022

8.1*	List of Subsidiaries of Azure Power Global Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	Inline XBRL Instance Document- this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page interactive Data File (embedded within the Inline XBRL Document)

†	Previously filed
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Azure Power Global Limited

By:	/s/ Sunil Gupta
Name:	Sunil Gupta
Title:	Chief Executive Officer

Azure Power Global Limited

By:	/s/ Sugata Sircar
Name:	Sugata Sircar
Title:	Chief Financial Officer

Date: March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azure Power Global Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Azure Power Global Limited (the “Company”) and its subsidiaries (the “Group”) as of March 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive loss, changes in equity and cash flows for each of the two years ended March 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2024, expressed an adverse opinion thereon.

Substantial Doubt related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 27 to the consolidated financial statements, there are certain ongoing investigations and legal proceedings on the Group, the outcome of which are unascertained at this stage. This event raises a doubt about the Group’s ability to continue as a going concern. Management’s disclosure in this regard are also described in Note 27. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matters

1.	We draw attention on the following matters:

a)	Refer Note 27 to the consolidated financial statements in respect of allegations of improper payments by land aggregators for acquisition of land in one of the projects in the previous years, as more fully described therein. As a result of these allegations, based on review, during the previous year ended March 31, 2022, the management has made an adjustment (de-capitalisation) of INR 253 million (equivalent to USD 3.4 million) on an estimate basis. During the current year, an incremental adjustment amounting to INR 28 million (equivalent to USD 0.40 million) has been made in respect of the above matter.

b)	Refer Note 27 to the consolidated financial statements, wherein the Company has voluntarily disclosed certain matters to the U.S. Securities and Exchange Commission and the U.S. Department of Justice. Engagement and cooperation with the aforesaid authorities is continuing on those matters. We are informed that any potential liability or penalty from authorities cannot be assessed at this stage.

c)	Refer Note 28 to the consolidated financial statements which describes that the Company has been delisted from the New York Stock Exchange (‘NYSE’) on November 13, 2023. The management believes that the delisting would not have any impact on the operations of the Group.

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

a.	Contingencies for investigations, lawsuits and other legal proceedings

Critical audit matter description

As discussed in Note 19 and 27 to the consolidated financial statements, due to the ongoing investigations, lawsuits and other legal proceedings, management is of the view, that the Group might be exposed to certain liabilities such as levy of damages, reduction of PPA tariffs, administrative actions from lenders including the risk of PPA cancellation, all of which could adversely impact the revenue, profitability, and capitalization of the affected projects. Any such fines or penalties could materially and adversely affect the Group’s results of operations, financial condition, and cash flows in future periods

How we addressed the matter in our audit

●    We obtained and evaluated management’s assessment and representation stating that no triggering event such as demand or any potential notice from any lender or regulator has happened, except the ongoing inquiries from U.S. Securities and Exchange Commission and the U.S. Department of Justice.

●    The discussions and disclosures to the U.S. Securities and Exchange Commission and the U.S. Department of Justice are ongoing and the Company is cooperating with all the issues raised by the regulators and based on submissions made till date, the management has confirmed that there is no financial impact on the Group as of the date of this report (also refer paragraph on Substantial Doubt related to Going Concern).

●     We independently corresponded with the investigators and obtained written response from them.

●    We enquired with management and Audit and Risk Committee of the Board of Directors of the Company about the facts and obtained the representation in writing in this respect.

●     Considering the potential liabilities which are not presently ascertainable, we have reported the matter by way of emphasis of matter paragraph in this audit report (refer Emphasis of Matters paragraph (b) above)

b.	Impairment and other estimates of Property, Plant & Equipment (PPE)

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

How we addressed the matter in our audit

●    We have reviewed the third-party reports as made available to us and as applicable and the inputs used by management in determining the estimates and have performed following procedures:

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

-      We compared the expert report’s conclusions and valuations to the estimates provided by management.

●   We evaluated management’s process for identifying indicators of impairment, including changes in market conditions, technological advancements, economic factors, or internal issues that may suggest a potential impairment of PPE.

●    We assessed the appropriateness of management’s methods and assumptions used to determine the fair value of PPE when impairment indicators were present. This involved evaluating the selection of valuation models, discount rates, and the use of external experts, if applicable.

●    We reviewed the documentation and underlying data used by management in their impairment assessment and fair value determination. This included examining historical financial data, market information, and internal reports.

ASA & Associates LLP

We have served as the Group’s auditor since 2023.

Gurugram, India

March 27, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azure Power Global Limited

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting as of March 31, 2023 of Azure Power Global Limited (the “Company”) and its subsidiaries (the “Group”), based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified material weaknesses in the design and operating effectiveness of internal control over financial reporting in relation to land acquisition process, assets capitalisation, vendor reconciliation process and monitoring of management review controls inter-alia including those related to significant estimates and financial statement closing process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of March 31, 2023, the related consolidated statements of operations and other comprehensive loss, changes in equity and cash flows of the Group for the year ended March 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the financial year ended March 31, 2023 consolidated financial statements and this report does not affect our report dated March 27, 2024, which expressed an unqualified opinion thereon.

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

ASA & Associates LLP

Gurugram, India

March 27, 2024

AZURE POWER GLOBAL LIMITED

Consolidated Balance Sheets

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
			(Note 2d)
Assets
Current assets:
Cash and cash equivalents	18,796	12,724	154.7
Restricted cash	3,784	7,764	94.5
Accounts receivable, net	6,041	5,713	69.5
Investments in held to maturity securities	6	7	0.1
Inventory	-	13	0.2
Prepaid expenses and other current assets	1,925	1,630	20.0
Assets classified as held for sale (1)	127	-	-
Total current assets	30,679	27,851	339.0
Restricted cash	726	479	5.8
Property, plant and equipment, net	144,332	143,639	1,747.6
Software, net	8	1	0.0
Accounts receivable, net	3,203	3,896	47.4
Deferred income taxes	1,920	1,137	13.8
Right-of-use assets	4,465	4,346	52.9
Other assets	5,190	8,730	106.2
Investments	96	457	5.6
Total assets	190,619	190,536	2,318.3
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	7,036	7,840	95.4
Accounts payable	3,573	1,504	18.3
Current portion of long-term debt	9,209	9,414	114.5
Income taxes payable	181	386	4.7
Interest payable	1,003	1,098	13.4
Deferred revenue	230	308	3.7
Lease liabilities	300	292	3.6
Other liabilities	5,009	5,357	65.2
Liabilities directly associated with assets classified as held for sale (1)	73	-	-
Total current liabilities	26,614	26,199	318.8
Non-current liabilities:
Long-term debt	1,12,542	1,14,191	1,389.4
Deferred revenue	5,417	6,688	81.4
Deferred income taxes	1,936	3,338	40.6
Asset retirement obligations	902	1,112	13.5
Lease liabilities	3,534	3,408	41.5
Other liabilities	98	65	0.8
Total liabilities	151,043	1,55,001	1,886.0
Shareholders’ equity
Equity shares, US$0.000625 par value; 64,161,490 and 64,166,360 shares issued and outstanding as of March 31, 2022, and March 31, 2023, respectively	3	3	0.0
Additional paid-in capital	56,726	56,743	690.4
Accumulated deficit	(15,312)	(17,597)	(214.1)
Accumulated other comprehensive loss	(2,503)	(4,239)	(51.6)
Total APGL shareholders’ equity	38,914	34,910	424.7
Non-controlling interest	662	625	7.6
Total shareholders’ equity	39,576	35,535	432.3
Total liabilities and shareholders’ equity	190,619	190,536	2,318.3

(1)	Also refer note 2(u) and note 23 relating to assets and liabilities directly associated with assets classified as held for sale.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Operations

(INR and US$ amounts in millions, except share and per share data)

	March 31,
	2021 (INR)	2022 (INR)	2023 (INR)	2023 (US$) (Note 2d)

Operating revenues:
Revenue from customers	15,236	18,341	20,748	252.4
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	1,261	1,597	1,825	22.2
General and administrative	2,988	2,067	4,777	58.1
Depreciation and amortization	3,202	3,667	4,024	49.0
Impairment loss/(reversal)	3,255	(80)	1,279	15.6
Total operating costs and expenses:	10,706	7,251	11,905	144.9
Operating income	4,530	11,090	8,843	107.5
Other expense, net:
Interest expense, net	8,410	11,930	8,375	101.9
Other (income) / expenses	18	3	(30)	(0.4)
Loss/ (Gain) on foreign currency exchange, net	7	(33)	157	1.9
Total other expenses/ (income), net	8,435	11,900	8,502	103.4
(Loss)/Profit before income tax	(3,905)	(810)	341	4.1
Income tax expense	(296)	(1,316)	(2,663)	(32.4)
Net loss	(4,201)	(2,126)	(2,322)	(28.3)
Less: Net profit / (loss) attributable to non-controlling interest	5	(22)	(37)	(0.5)
Net loss attributable to APGL equity Shareholders	(4,206)	(2,104)	(2,285)	(27.8)
Net profit / (loss) per share attributable to APGL equity Shareholders
Basic	(87.66)	(41.36)	(35.61)	(0.43)
Diluted	(87.66)	(41.36)	(35.61)	(0.43)
Shares used in computing basic and diluted per share amounts
Basic	47,979,581	50,876,360	64,166,360	64,166,360
Diluted	47,979,581	50,876,360	64,166,360	64,166,360

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Comprehensive Loss

(INR and US$ amounts in millions)

	March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)

Net loss attributable to APGL equity Shareholders	(4,206)	(2,104)	(2,285)	(27.8)
Add: Non-controlling interest	5	(22)	(37)	(0.5)
Less: Total comprehensive income attributable to non-controlling interest, included in other comprehensive loss/(gain)	—	—	—	—
Other comprehensive (loss)/gain, net of tax
Foreign currency translation	1,600	2,943	(4,603)	(56.0)
Effective portion of cash flow hedge	(778)	(5,227)	3,448	42.0
Income tax effect on effective portion of cash flow hedge	143	753	(581)	(7.1)
Unrealized loss on available-for-sale securities	—	—	—	—
Income tax effect on unrealized gain/(loss) on available for sale of securities	—	—	—	—
Total other comprehensive (loss)/gain	965	(1,531)	(1,736)	(21.1)
Total comprehensive income/ (loss)	(3,236)	(3,657)	(4,058)	(49.4)

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Shareholders’ Equity

(INR and US$ amounts in millions)

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2020	2	37,533	(1,937)	(8,580)	27,018	199	27,217
Proceeds from issuance of equity shares (refer note 16)	—	424	—	—	424	—	424
Net loss	—	—	—	(4,206)	(4,206)	5	(4,201)
Other comprehensive Income	—	—	965	—	965	—	965
Share based compensation	—	47	—	—	47	—	47
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2021	2	38,004	(972)	(12,786)	24,248	204	24,452
Transaction with NCI	—	—	—	(422)	(422)	480	58
Proceeds from issuance of equity shares (refer note 16) (3)	1	18,621	—	—	18,622	—	18,622
Net loss	—	—	—	(2,104)	(2,104)	(22)	(2,126)
Other comprehensive loss	—	—	(1,531)	—	(1,531)	—	(1,531)
Share based compensation	—	101	—	—	101	—	101
Balance as of March 31, 2022	3	56,726	(2,503)	(15,312)	38,914	662	39,576

	Equity share capital	Additional paid-in capital	Accumulated other comprehensive loss (1)	Accumulated Deficit	Total APGL shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of March 31, 2022	3	56,726	(2,503)	(15,312)	38,914	662	39,576
Proceeds from issuance of equity shares (2)	—	—	—	—	—	—	—
Net profit	—	—	—	(2,285)	(2,285)	(37)	(2,322)
Other comprehensive loss	—	—	(1,736)	—	(1,736)	—	(1,736)
Share based compensation	—	17	—	—	17	—	17
Balance as of March 31, 2023	3	56,743	(4,239)	(17,597)	34,910	625	35,535
Balance as of March 31, 2023 ((US$) (Note 2(d))	0.0	690.4	(51.6)	(214.1)	424.7	7.6	432.4

(1)	Refer note 16 for components of accumulated other comprehensive loss.
(2)	Refer note 16 for reconciliation of number of equity shares.
(3)	Includes the related immaterial impact of restricted stock units (“RSU”) which had been converted into restricted stock (“RS”)/ share-based settlement during the previous year.

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Consolidated Statements of Cash Flows

(INR and US$ amounts in millions)

	Year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	US$
Cash flow from operating activities
Net Profit/ (loss)	(4,201)	(2,126)	(2,322)	(28.3)
Adjustments to reconcile net (loss)/profit to net cash provided by/(used in) operating activities:
Income taxes and deferred tax	(329)	457	1,614	19.6
Depreciation and amortization	3,202	3,667	4,024	49.0
Impairment loss//(reversal)	3,255	(80)	1,279	15.6
Amortization of derivative instrument	1,918	1,576	1,726	21.0
Loss on disposal of property plant and equipment	32	167	242	2.9
Share based compensation	1,001	(295)	(629)	(7.7)
Amortization of debt financing costs	369	1,107	336	4.1
Employee benefit	45	13	(3)	0.0
ARO accretion	42	46	83	1.0
Interest income from investments	-	-	(41)	(0.5)
Non-cash rent expense	169	354	121	1.5
Allowance for doubtful accounts/ credit losses (net)	294	(97)	551	6.7
Loan prepayment charges	257	1,608	-	-
Foreign exchange loss/(gain), net	7	(33)	157	1.9
Change in Operating lease right-of-use assets	(371)	(809)	(349)	(4.2)
Change in Operating lease liabilities	125	497	213	2.6
Changes in operating assets and liabilities
Accounts receivable, net	(874)	(1,057)	(916)	(11.1)
Prepaid expenses and other current assets	20	(862)	388	4.7
Inventory	-	-	(13)	(0.2)
Other assets	112	(3,565)	273	3.3
Accounts payable	(176)	347	(994)	(12.1)
Interest payable	(83)	(520)	108	1.3
Deferred revenue	224	3,184	1,349	16.4
Other liabilities	(61)	1,018	760	9.2
Net cash provided by operating activities	4,977	4,597	7,957	96.7
Cash flows from investing activities
Purchase of property plant and equipment	(18,909)	(40,869)	(5,953)	(72.4)
Purchase of software	(10)	(21)	3	0.0
Investment	-	(94)	(362)	(4.4)
Proceeds from disposal of subsidiaries	-	1,557	54	0.7
Net cash used in investing activities	(18,919)	(39,427)	(6,258)	(76.1)
Cash flows from financing activities
Proceeds from issuance of Green Bonds	-	30,285	-	-
Proceeds from term and other debt	25,510	84,663	3,104	37.8
Repayment of Green bonds	-	(37,069)	(5,175)	(63.0)
Repayments of term and other debt (1)	(10,563)	(52,953)	(2,047)	(24.9)
Loan prepayment charges	(257)	(1,608)	-	-
Proceeds from issuance of equity shares	402	18,622	-	-
Net cash provided by (used in) financing activities	15,092	41,940	(4,118)	(50.1)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	8	38	80	0.9
Net increase in cash and cash equivalents, and restricted cash (refer note 2 (f))	1,150	7,110	(2,419)	(29.5)
Cash and cash equivalents and restricted cash at the beginning of the period	15,517	16,158	23,306	283.6
Less: Cash and cash equivalents and restricted cash, held for sale	(517)	-	-	-
Cash and cash equivalents and restricted cash at the end of the period	16,158	23,306	20,967	255.0
Supplemental disclosure of cash flow information
Cash paid during the year for interest	8,918	10,656	9,781	119.0
Cash paid during the year for income taxes	488	1,011	986	12.0

(1)	Includes INR 2,117 million, INR 1,840 million and INR 1,851 million (US$22.5 million) paid towards hedging costs for Solar Green Bonds for the year ended March 31, 2021, 2022, and 2023, respectively.

Notes to consolidated financial statements

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of renewable energy assets based on long-term contracts (Power Purchase Agreements or “PPA”) with Indian Government energy distribution companies as well as other Indian non-governmental energy distribution companies and Indian commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”. During the previous year the Company has entered into a sale agreement for the disposal of its rooftop business. See also Note 23.

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

(d) Convenience translation

Translation of balances in the consolidated balance sheets and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from INR into US$, as of and for the year ended March 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 82.19 , the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023 . No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totalling INR 10,482 million and INR 11,850 million (US$144.2 million) as of March 31, 2022 and 2023, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day notice.

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

The following table presents the components of cash and cash equivalents and restricted cash included in the consolidated balance sheets that sums to the total of such amounts in the Consolidated Statements of Cash Flows:

	March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(In million)
Current Assets
Cash and cash equivalents	11,107	18,796	12,724	154.7
Restricted cash	4,881	3,784	7,764	94.5
Non-Current Assets
Restricted cash	170	726	479	5.8
Cash and cash equivalents and restricted cash	16,158	23,306	20,967	255.0

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

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2022, and March 31, 2023, amortized cost of held-to-maturity investments was INR 6 million and INR 7 million (US$0.1 million), respectively.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on the First in First Out (“FIFO”) method.

(h) Accounts receivable, net

The Company adopted “ASC Topic 326” Financial Instruments — Credit Losses, effective April 1, 2020 using the modified retrospective transition approach. The new guidance requires the measurement and recognition of expected credit losses (ECL) for financial assets held at amortized cost and replaces the existing incurred loss impairment model with an expected loss model using the forward-looking information to calculate credit loss estimates. The new model requires consideration of a broader range of relevant information, such as off take ratings historical loss experience, current economic conditions, and reasonable and supportable forecasts. The impact of adoption of this guidance did not have a material effect on the Company’s financial statements.

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

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for credit losses is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for credit losses at March 31, 2022 and March 31, 2023 was INR 285 million and INR 836 million (US$10.2 million), respectively.

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

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25-35 years
Building	25-35 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	1-5 years
Computers	3 years

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

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use. The amount of interest capitalized during the years ended March 31, 2021, 2022 and 2023 were INR 333 million, INR 595 million and INR 344 million (US$4.2 million), respectively.

(j) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals, or other valuation techniques. Other than the planned disposal of the Company’s rooftop business, impairment of assets related to manufacturing linked tender and impairment of one of the project, there were no impairment charges related to remaining long-lived assets recognized during the years ended March 31, 2022, and 2023 respectively. See also note 23.

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

The majority of the Company’s leases relate to leasehold land on which the solar power plants are constructed on and leases related to office facilities. The leasehold land related to solar power plants has a lease term ranging between 2 to 35 year which is further extendable on mutual agreement by both lessor and lessee. Where applicable, the company has the consent from the lessors to extend the leases up to 35 years. These leases have rent escalation ranging between 5% to 10%, over the tenure of the lease. All existing leases on the date of adoption of ASC Topic 842, were classified as operating leases as they were concluded at their inception under previous guidance of ASC Topic 840, as permitted by the practical expedient package elected. As the implicit rate in the lease contract is not readily determinable, the company has used its average incremental rate of borrowing of 10% for the purposes of the determination of discount rate. The weighted average remaining lease term for operating leases is 29 years.

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

The Company has recognized and reported the Right of Use asset, on consolidated balance sheet by INR 4,346 million (US$52.9 million) as well as Lease Liabilities by INR 3,700 million (US$45.1 million) as at March 31, 2023 and INR 4,465 million in Right of Use asset as well as Lease Liabilities by INR 3,834 million as at March 31, 2022 respectively. During the year ended March 31, 2022 and 2023, the Company recorded lease cost of INR 439 million and INR 436 million (US$5.3 million) respectively. See Note 18 to the consolidated financial statements.

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

The Company’s corporate office leases generally also include non-lease maintenance services (i.e., common area maintenance). The Company allocates the consideration in the contract to the lease and non-lease maintenance component based on each component’s relative standalone price. The Company determines stand-alone prices for the lease components based on the prices for which other lessors lease similar assets on a stand-alone basis. The Company determines stand-alone prices for the non-lease components (i.e., maintenance services) based on the prices that several suppliers charge for maintenance services for similar assets on a stand-alone basis.

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

The Company’s asset retirement obligations were INR 902 million and INR 1,112 million (US$13.5 million) as of March 31, 2022 and 2023, respectively. The accretion expense incurred during the years ended March 31, 2021, 2022 and 2023 was INR 42 million, INR 59 million and INR 83 million (US$1.0 million), respectively. The depreciation expense incurred during the years ended March 31, 2021, 2022 and 2023 was INR 23 million, INR 14 million and INR 21 million (US$0.3 million), respectively.

During the current year, the carrying amount of the ARO liability is increased by INR 210 million (US$2.6 million) primarily due to commissioning of new projects during the year and accretion expense during the year.

The movement in liability during the current year as of March 31, 2023 and comparative year is as below:

	2022 (INR)	2023 (INR)	2023 (US$)
	(In million)
Beginning balance	811	902	11.0
Addition during the year	157	127	1.5
Impact of change in estimate	(125)	—	—
Liabilities settled during the year	—	—	—
Accretion expense during the year	59	83	1.0
Ending balance	902	1,112	13.5

(m) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software. As of March 31, 2023, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of March 31, 2023, all capitalized software is considered fully recoverable.

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

Amortization of debt financing costs for the years ended March 31, 2021, 2022 and 2023 was INR 369 million, INR 1,107 million and INR 336 million (US$4.1 million), including debt financing costs written off related to the debt refinancing amounting to INR 30 million, INR 739 million and INR Nil, respectively. See Note 12.

The carrying value of debt financing costs as on March 31, 2022 and 2023 was INR 1,189 million and INR 1,010 million (US$12.3 million). See Note 12.

Further, the Company had debt financing costs of INR 141 million and INR 37 million (US$0.5 million) under other current assets, as on March 31, 2022 and 2023, respectively for facilities not yet drawn. See Note 6.

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

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through March 31, 2023, the Company does not have any unrecognized tax benefits, nor has it recognized any interest or penalties.

During the year ended 2019-20, the Taxation Laws (Amendment) Act, 2019 brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act had decided not to opt for this lower tax benefit and have continued under the old regime for the fiscal year ended March 31, 2023, the statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary.

(p) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 27 million, INR 27 million and INR 27 million (US$0.3 million) for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit- the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 56 million and INR 48 million (US$0.6 million) as of March 31, 2022 and 2023, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the period ended March 31, 2022 and 2023 were not significant. See also, Note 22.

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

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The company recognizes revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue. Revenues from the recovery of safe-guard duties and goods and service tax under the change in law provision are recognized over the PPA period in the proportion of the actual sale of solar energy in kilowatts as per the terms agreed with customers or unless contractually agreed otherwise, once collectability is reasonably assured. Revenue from the sale of carbon credit emissions are recognized at the point in time when control of the carbon emission reduction units is transferred. These are initially recognised at cost.

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

The Company also recognise revenue on Late Payment Surcharge and interest on late payment for power supply on reasonable certainty to expect ultimate collection or otherwise based on actual collection, whichever is earlier.

Revenue from customers

Revenue from customers, net consists of the following:

	Year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(In million)
Revenue from Customers:
Sale of Power (1)	15,133	17,621	20,744	252.3
Others (2)	103	720	4	0.1
Total	15,236	18,341	20,748	252.4

(1)	Sale of power includes revenue for the recovery of Safe-Guard Duties and Goods and Service Tax, which is linked to generation of Solar units, resulting from the change in law provision of our PPAs, during the year ended March 31, 2022 and 2023 amounting to INR 340 million and INR 267 million (US$3.3 million) respectively.

(2)	Others includes revenue from the sale of carbon credits emissions amounting to INR 720 million and INR 4 million (US$ 0.1 million) during the year ended March 31, 2022 and 2023 respectively.

Contract balances

The following table provides information about receivables, unbilled receivables, contract acquisition cost and deferred revenue from customers as at March 31, 2022 and 2023, respectively.

	As at March 31,
	2022	2023	2023
	INR	INR	US$
	(In million)
Current assets
Accounts receivable, net	6,041	5,713	69.5
Contract acquisition cost	16	17	0.2
Non-current assets
Unbilled receivable	253	289	3.5
Accounts receivable (net)	3,203	3,896	47.4
Contract acquisition cost	322	305	3.7
Current liabilities
Deferred revenue	230	308	3.7
Non-current liabilities
Deferred revenue	5,417	6,688	81.4

Movement in deferred revenue:

	As at March 31,
	2022	2023	2023
	INR	INR	US$
	(In million)
Beginning balance	2,463	5,647	68.7
Increased as a result of additional cash received against VGF	40	152	1.8
Deferred revenue recognized	3,183	1,300	15.8
Amount recognized into revenue	(39)	(103)	(1.3)
Ending balance	5,647	6,996	85.1

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

The Company recognizes compensation expense for SARs based on the fair value of the amount payable to employees in respect of SARs, which are settled in cash, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to the payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs or amounts as per best estimated. Any changes in the fair value of the liability are recognized in consolidated statements of operations.

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

Employee Stock Option and Restricted Stocks

The share-based compensation expense related to share-based compensation is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totalled INR 44 million, INR 69 million and INR 17 million (US$0.2 million) for the years ended March 31, 2021, March 31, 2022, and 2023, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2020, March 31, 2022, and 2023 was INR 8 million, INR 23 million and INR Nil million, respectively.

Stock Appreciation Rights

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totalled reversal of expense of INR 373 million and reversal of expense of INR 646 million (US$7.9 million) for the year ended March 31, 2022, and 2023, respectively. The amount of share-based compensation expense capitalized during the years ended March 31, 2022, and 2023 was Nil. Refer to Note 21 for details on the Share based compensation.

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

(z) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to following:

(i)	0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company
(ii)	49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company
(iii)	0.16% ownership interest in a subsidiary, a 100 MW Telangana power plant, not held by the Company
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

As of March 31, 2023, the Company recorded a non-controlling interest amounting to INR 625 million (US$7.6 million) including INR 37 million (US$0.5 million) of net loss for the year ended March 31, 2023. As of March 31, 2022, the Company recorded a non-controlling interest amounting to INR 662 million including INR 22 million of net profit for the year ended March 31, 2022.

*	This remaining ownership by the founders was under arbitration and same has been decided in the favor of the Company, subsequent to the year end. Refer to note 20.

**	During the previous year, the Company has entered into a sale agreement for the disposal of its rooftop business and has transferred the 48.6% and 49% shareholding of identified entities in reference to agreement and has recognized proportionate minority interest of INR 453 million (US$6.0 million) on transfer of its shareholdings of rooftop entities. See also Note 23

(aa) Inventory

Carbon emission rights (CERs) received on registered projects are recorded as inventory. Inventories are valued at the lower of cost and net realisable value. Cost includes cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The Group derecognises the CERs when the certificate is sold, which occurs when units are transferred to the customer.

(ab) Recent accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740, Income Taxes and adds guidance to reduce complexity in accounting for income taxes. ASU 2019-12 eliminates, inter alia, the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. It requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. ASU 2019-12 is effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. During FY 2022, we applied ASU 2019-12 and noted that the impact of adoption of this guidance did not have a material effect on our consolidated financial statements.

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities, and ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of March 31, 2022, we have not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

Management does not believe that other recent accounting pronouncements issued by the FASB (including by its Emerging Issues Task Force) have a material impact on our present or future financial statements.

3. Cash and cash equivalents

Cash and cash equivalents consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Balances with current accounts	8,314	874	10.5
Bank demand deposits*	10,482	11,850	144.2
Total	18,796	12,724	154.7

*	Includes unrestricted term deposit having maturity more than one year.

4. Restricted cash

Restricted cash consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Bank demand deposits	3,784	7,764	94.5
Term deposits	726	479	5.8
	4,510	8,243	100.3
Restricted cash — current	3,784	7,764	94.5
Restricted cash — non-current	726	479	5.8

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

The Company analyzed its historical loss information for its accounts receivables and adjusted for forward looking information and determined the following credit loss percentages:

	March 31, 2023	March 31, 2022
Ageing of accounts receivables	Expected Credit Losses %	Expected Credit Losses %
Not Due (including unbilled receivables)	0.74%	0.57%
0-90 days	8.50%	2.27%
90-180 days	20.78%	3.25%
180-365 days	31.97%	3.34%
Above 365 days	100%	11.19%

Doesn’t include specific provision made for cases under litigation with the customers.

	March 31, 2023	March 31, 2022
	(INR)	(INR)
Ageing of accounts receivables*#	(In million)	(In million)
Not Due (including unbilled receivables)	7,855	7,656
0-90 days	801	360
90-180 days	345	192
180-365 days	255	405
Above 365 days	1,189	917
Total accounts receivables	10,445	9,530

*	Includes Nil and INR 1 million relating to receivables of the Company’s rooftop business being classified as Assets held for sale for the year ended March 31, 2023 and 2022 respectively. Total accounts receivable includes non-current portion.

#	Includes receivables of INR 3,868 million (US$47.1 million) in relation to claims of Safeguard duties under change in Law provisions of Power purchase agreement.

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Accounts receivable (1)	9,529	10,445	127.1
Less: Allowance for doubtful accounts/ credit losses	(285)	(836)	(10.2)
Total	9,244	9,609	116.9
Non-current	3,203	3,896	47.4
Current	6,041	5,713	69.5

Accounts receivable, net consists of the following:

(1)	Includes INR 5,228 million and INR 5,766 million (US$70.2 million) of unbilled receivables for the year ended March 31, 2022 and 2023, respectively.

Activity for the allowance for doubtful accounts/ credit losses is as follows:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Balance at the beginning of the year	475	285	3.5

Provision for doubtful debts/ expected credit losses (net)	(198)	551	6.7
Write offs charged against the allowance	-	-	-
Reclassified to held for sale	-	-	-
Reclassified from held for sale	8	-	-
Balance at the end of the year	285	836	10.2

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

During the previous year on March 15, 2022, High court of Andhra Pradesh, Amaravati has passed an order in favour of the Company and has directed the discom to make the payments of arrears with within six weeks from the date of this order, at the original rate of INR 5.89 per unit mentioned in PPAs.

During the current year, the Company has received a letter from off taker dated August 4, 2022, stating outstanding liability as at May 31, 2022, to be paid in 12 monthly installments. The Company has also received dues pursuant to the same.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Derivative asset - current (Note 25)	13	210	2.6
Interest receivable on term deposits	98	221	2.7
Prepaid debt financing costs	141	37	0.5
Balance with statutory authorities	267	224	2.7
Prepaid bank guarantee charges	62	35	0.4
Prepaid insurance and other expenses	95	220	2.7
Advance to suppliers	998	95	1.2
Other	251	588	7.2
Total	1,925	1,630	20.0

7. Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	Estimated	As of March 31,
	Useful Life	2022	2023	2023
	(in years)	(INR)	(INR)	(US$)
	(In million)
Plant and machinery (solar power plants)	25-35	135,580	150,631	1832.7
Leasehold improvements — solar power plant	25-35	6,297	6,091	74.1
Furniture and fixtures	5	13	10	0.1
Vehicles	5	83	88	1.1
Office equipment	1-5	125	135	1.6
Computers	3	102	114	1.4
Leasehold improvements — office	1-3	152	152	1.8
		142,352	157,221	1,912.8
Less: Accumulated depreciation		15,758	19,685	239.5
Less: Accumulated impairment		2,802	3,368	41.0
		123,792	134,168	1,632.3
Freehold land*		3,224	3,748	45.6
Construction in progress		17,316	5,723	69.7
Total		144,332	143,639	1,747.6

Depreciation expense on property, plant and equipment was INR 3,165 million, INR 3,639 million and INR 4,020 million (US$48.9 million) for the years ended March 31, 2021, 2022 and 2023, respectively. Refer note 23 for impairment recognized and classification of assets held for sale during the current year.

* Also see note 27. “Whistle-blower Allegations and Special Committee Investigation” for adjustment towards payment made to land aggregators.

8. Software, net

	Estimated	As of March 31,
	Useful Life	2022	2023	2023
	(in years)	(INR)	(INR)	(US$)
	(In million)
Software licenses and related implementation costs	3 Years	169	166	2.0
Less: Accumulated amortization		161	165	2.0
Total		8	1	0.0

Aggregate amortization expense for software was INR 37 million, INR 28 million and INR 4 million (US$0.1 million) for the years ended March 31, 2021, 2022 and 2023, respectively.

Estimated amortization expense for the years ending March 31, 2024 is INR 1 million respectively.

9. Other assets

Other assets consist of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Prepaid income taxes	646	361	4.4
Derivative asset (Note 25)	3,530	7,302	88.8
Interest receivable on term deposits	28	33	0.4
Security deposits	373	386	4.7
Contract acquisition cost	322	305	3.7
Unbilled receivables	253	289	3.5
Other	38	54	0.7
Total	5,190	8,730	106.2

10. Investments

Investments, consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Investment	96	457	5.6
Total	96	457	5.6

During the year ended March 31, 2022, the Company entered in a non-binding obligation with M/s Premier Energies limited (“Premier/ Manufacturer”), a solar module manufacturing company, relating to execution of tender received from SECI. During Fiscal Year 2021-22, the Company invested INR 94 million in equity shares of Premier Energies International Private Limited (“PEIPL”). During the current year, the Company further invested INR 43 million (US$0.5 million) in equity shares (without dividend rights) and INR 319 million (US$3.9 million) in Compulsory Convertible Debentures of PEIPL. During the current year, the Company has entered into related module supply agreements and share and debentures subscription agreements with Premier. The Company is entitled for return of 10% p.a. on investment made under the agreement.

11. Other liabilities

Other current liabilities, consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Derivative liability (See Note 25)	2,499	1,542	18.8
Provision for employee benefits	11	21	0.3
Provision for SAR to employees (See Note 21)	844	-	-
Payable to statutory authorities	291	148	1.8
Other payables	1,364	3,646	44.3
Total	5,009	5,357	65.2

Other non-current liabilities, consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Derivative liability (See Note 25)	7	-	-
Provision for gratuity	53	39	0.5
Provision for compensated absences	38	26	0.3
Total	98	65	0.8

12. Long term debt

Long term debt, consists of the following:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Secured term loans:
Foreign currency loans	75,709	77,474	942.6
Indian rupee loans	44,924	44,970	547.2
Unsecured term loans:
Indian rupee loans*	1,118	1,161	14.1
Total debt	121,751	123,605	1,503.9
Less: current portion	9,209	9,414	114.5
Long-term debt	112,542	114,191	1,389.4

*	Pertains to unsecured term loan taken by subsidiaries, forming the part of disposable group during the current year from its minority shareholders amounting to INR 1,161 million (US$14.1 million) as at March 31, 2023 and INR 1,118 million as at March 31, 2022.

Foreign currency term loans

3.575% Senior Notes

During the year ended March 31, 2022, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 3.575% US$ denominated Senior Notes (“3.575% Senior Notes” or “Green Bonds”) and raised INR 30,285 million, net of issuance expense of INR 408 million. The issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited. In accordance with the terms of the issue, the proceeds were used for repayment of 5.5% Senior Notes. The interest on the 3.575% Senior Notes is payable on a semi-annual basis principal is payable on a semi-annual instalment ranging from 3.4% to 3.8% and balance 67.4% on maturity in August 2026. As of March 31, 2023, the net carrying value of the Green Bonds was INR 30,247 million (US$368.0 million). The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares held by Azure Power Global Limited.

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

In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of March 31, 2023, the net carrying value of the Green Bonds was INR 28,615 million (US$348.2 million). The Company continues to guarantee the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited. Investment of APSEL in non-convertible debentures of group entities are further secured by a first priority security interest (to be shared on pari-passu basis) over all immovable properties of the entities by an equitable mortgage.

Loan from Export Development Canada and Standard Chartered Bank (Singapore) Limited

During the year ended March 31, 2021, the Company borrowed INR 6,931 million (US$93.0 million) from Export Development Canada and Standard Chartered Bank (Singapore) Limited. The funds were provided to project SPVs as shareholder loans or through other instrument for capital expenditure or for payment of capital expenditure in respect of various specified projects. These facilities are foreign currency loans and carry an interest rate of LIBOR+Margin of 3.95% and the loan is repayable in 8 half yearly instalments ranging from 2.5% - 32.5% commencing from November 2021 and ending May 2025. The borrowing is collateralized by the shares of project SPVs, a hypothecation/charge over receivables of the Company. The net carrying value of the loan as of March 31, 2023 is INR 4,822 million (US$58.7 million).

Indian Rupee Non-Convertible Debentures

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of its subsidiaries and borrowed INR 548 million, net of issuance expense of INR 14 million. The debentures carry an interest rate of 10.32% per annum. The debentures are repayable in October 2024 and interest payments are payable every three months commencing from April 2019. During the year ended March 31, 2020, the Company issued further Non-Convertible Debentures in four of its subsidiaries and borrowed INR 439 million (US$5.8 million), net of issuance expenses of INR 19 million (US$0.3 million) under the same facility. The debentures carry an interest rate of 9.85% to 10.87% per annum. The debentures are repayable in October 2024 and interest payments are payable every three months commencing from March 2020. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of related subsidiary within the group with a net carrying value of INR 2,710 million (US$33.0 million). As of March 31, 2023, the net carrying value of the Non-Convertible Debentures was INR 992 million (US$12.1 million). As of March 31, 2023, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

Project level secured term loans

Foreign currency loans

During the year ended March 31, 2019, the Company borrowed INR 552 million, as project level financing for some of its rooftop projects. During the year ended March 31, 2020, the Company further borrowed INR 135 million (US$1.8 million) and INR 271 million (US$3.6 million) under the same facility. These foreign currency facilities carry an annual interest rate of LIBOR + 2.75%. The facility is repayable in October 2024 and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 2,710 million (US$33.0 million) as on March 31, 2023. The net carrying value of the loan as of March 31, 2023 is INR 1086 million (US$13.2 million). As of March 31, 2023, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

During the year ended March 31, 2022, the Company borrowed amount of INR 11,756 million (US$154.9 million) from MUFG Bank, Société Générale, Export development Canada and Hong Kong Mortgage corporation limited for financing of its 300 MW solar project with Solar Energy Corporation of India., The interest on these facilities will be paid on a floating rate which is LIBOR + Margin of 2.1% p.a. payable on quarterly basis. The principal amount is repayable in 17 quarterly instalments ranging from 0.163% to 0.629% commencing from April 2022 and balance 87.192% is payable in June 2026. The loan is collateralized by movable and immovable properties of the underlying solar power project assets with net carrying value of INR 13,438 million (US$163.5 million) as of March 31, 2023, and pledge of 100% of equity shares of the SPV held by the Azure Power India Private Limited and its nominee. The net carrying value of the loan as of March 31, 2023 is INR 12,703 million (US$154.6 million).

Indian rupee loans

The net carrying value of the loan as of March 31, 2023, is INR 365 million (US$4.4 million), borrowed for financing of a 5 MW solar power project with NTPC Vidyut Vyapar Nigam Limited from Kotak Infrastructure Debt Fund Limited. The loan carries an interest rate of 8.25% per annum and the loan is repayable in 42 quarterly instalments ranging from 2.09% to 2.80% of loan amount commencing from September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 453 million (US$5.5 million) as of March 31, 2023 and pledge of 51% of equity shares of the SPV held by the Azure Power India Private Limited.

The net carrying value of the loan as of March 31, 2023 is INR 1,406 million (US$17.1 million), borrowed for financing of a 30 MW solar power project with Chhattisgarh State Power Distribution Company Ltd from Indian renewable Energy Development Agency Limited (IREDA). The loan carries interest rate of 7.5% per annum and the interest rate is subject to reset every three years based upon rate of interest notified by IREDA as per applicable grading. The loan is repayable in 168 monthly instalments ranging from 0.50% - 0.60% of the loan amount commencing from April, 2022 and ending on March 2036. The loan is secured by first charge on Company’s movable and immovable properties and hypothecation on all the movable fixed asset with net carrying value INR 1,492 million (US$18.2 million) as of March 31, 2023.

The net carrying value of the loan as of March 31, 2023, is INR 2,004 million (US$24.4 million), borrowed for financing of a 50 MW solar power project with NTPC Limited from NIIF Infrastructure Finance Limited. The loan carries interest rate of 7.75% per annum and interest rate is subject to reset in every five years from initial disbursement and loan is repayable in 64 quarterly instalments ranging from 1.05% to 2.45% of loan amount commencing from December 2021 . The loan is collateralized by movable and immovable properties of the underlying solar power project assets with net carrying value of INR 2,445 million (US$29.8 million) and pledge of 51% of equity shares of the SPV held by the Azure Power India Private Limited.

The net carrying value of the loan borrowed for financing a 100 MW solar power project with NTPC Limited as of March 31, 2023 is INR 4,795 million (US$58.3 million) from NIIF infrastructure Finance Limited and Aseem Infrastructure Finance Limited. These loans carry interest rate of 7.75% per annum and the interest rate is subject to reset for every five years in case of loan taken from NIIF Infrastructure Finance Limited based upon -35 bps (“Spread”) over and above the NIIF IFL 5 YR Benchmark Rate and for every three years in case of loan taken from Aseem Infrastructure Finance Limited based upon AIFL Benchmark Rate/Benchmark Rate and the applicable Spread. These facilities are repayable in 63 quarterly instalments ranging from 1.23% to 2.55% of the loan amount commencing from December 2021 and ending on June 2037. These facilities are secured by first charge on Company’s movable and immovable properties and hypothecation on all the movable fixed assets both present and future with a net carrying value of INR 4,882 million (US$59.4 million) as of March 31, 2023.

During the year ended March 31, 2022, the Company borrowed amount of INR 3,264 million (US$39.7 million), net of initial installments, from Tata Cleantech Capital Limited for financing of its 200 MW solar project with Solar Energy Corporation of India. The loan carries interest rate of 7.50% and the interest rate is subject to reset every three years based upon TCCL New Prime Lending Rate- Long Term (TCCL NPLR-LT). The loan is repayable in 70 quarterly instalments ranging from 1.1% - 1.71% of the loan amount commencing from December 2021 and ending on March 2039. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 8,572 million (US$104.3 million) as of March 31, 2023. The net carrying value of the loan as of March 31, 2023 is INR 3,029 million (US$36.9 million).

During the year ended March 31, 2022, the Company borrowed amount of INR 2,467 million (US$30.0 million) , net of initial instalment, from Axis Bank for financing of its 200 MW solar project with Solar Energy Corporation of India. Loan has interest rate of 3 years MCLR and as of March 31, 2023, the loan carries interest rate of 7.50% and the interest rate is subject to reset every three years based upon 3 year MCLR rate. The loan is repayable in 70 quarterly instalments ranging from 1.10% to 1.71% of the loan amount commencing from December 2022 and ending on March 2039. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 8,572 million (US$104.3 million) as of March 31, 2023. The net carrying value of the loan as of March 31, 2023 is INR 2,291 million (US$27.9 million).

During the year ended March 31, 2019, the Company borrowed INR 124 million (US$1.5 million) as an External Commercial Borrowings from International Finance Corporation (IFC) for some of its rooftop projects. These facilities carry an interest rate of 10.74% and interest payments are payable every three months which commenced April 2019. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 2,267 million (US$27.6 million) as of March 31, 2023. The loan is repayable on October 15, 2024. The net carrying value of the loan as of March 31, 2023 is INR 123 million (US$1.5 million). As of March 31, 2023, the Company was not in compliance with the financial covenants related to this borrowing and has classified the loan under current debt.

During the year ended March 31, 2020 and March 31, 2021, the Company borrowed INR 463 million (US$5.6 million) and INR 56 million (US$0.8 million) as a project level financing for financing of a 16 MW rooftop solar power project from the State Bank of India (‘SBI’). These facilities carry an annual interest rate of 6 months MCLR + 1.45%. As of March 31, 2023, the loan carries interest rate of 8.50% per annum. The loan is repayable in 52 quarterly installments commencing June 2020. The borrowing is collateralized by first charge on Company’s movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 573 million (US$7.0 million) as of March 31, 2023 and pledge of 51% shares of the SPV held by Azure Power India Private Limited and Corporate Guarantee which shall terminate as per conditions stipulated in the Rupee Term Loan Agreement. The net carrying value of the loan as of March 31, 2023 is INR 317 million (US$3.9 million).

The net carrying value of the loan borrowed for financing of its 90 MW solar project with Assam Power Distribution Company Limited as on March 31, 2023 is INR 3,409 (US$41.5 million) from Indian renewable energy development agency limited (IREDA The loan carry fixed interest rate of 7.5% payable monthly as applicable for Renewable Energy Projects with 3 year reset as per IREDA’s policy. The loan is repayable in 234 monthly instalments ranging from 0.30% to 0.70% of loan amount commencing October 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 4,705 million (US$57.3 million) as of March 31, 2023, pledge of 51% shares of SPV held by the Azure Power India Pvt Ltd and further the loan is guaranteed by Azure Power India Pvt Ltd.

The net carrying value of the loan as of March 31, 2023 is INR 2,225 million (US$27.1 million), borrowed for financing of a 35 MW solar project with NTPC Vidyut Vyapar Nigam Limited from NIIF Infrastructure Finance Ltd and Kotak Infra Debt Fund Limited. These facilities carry an interest rate of 8% per annum. the loan is repayable in 47 quarterly instalments ranging from 1.59% to 2.44% of loan amount commencing from September 2021. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 2,217 million (US$27.0 million) as of March 31, 2023 and pledge of 51% shares of the SPV held by the Azure Power India Pvt Ltd.

The net carrying value of the loan borrowed for financing of its 600 MW solar project with Solar Energy Corporation of India as on March 31, 2023 is INR 22,152 million (US$269.5 million). from L & T finance Limited, Indian renewable Energy Development Agency Limited (IREDA) and L&T Infra Credit Pvt Ltd. The loan carries rate of interest of 7.2% payable monthly and the interest rate is applicable for Renewable Energy Projects with an Integrated Rating of IR-2, with 3 year reset as per L&T Finance policy. loan is repayable in 243 installments ranging from 0.30% to 0.58% of loan amount commencing from July 2022. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 26,784 million (US$325.9 million) as of March 31, 2023, pledge of 51% of equity shares and CCDs of the SPV held by the Azure Power India Private Limited and further the loan is guaranteed by Azure Power India Pvt Ltd.

During the year ended March 31, 2021, the Company borrowed an amount of INR 413 million (US$5.0 million) from Kotak Infrastructure Debt Fund Limited for financing of a 10 MW solar power project with Bangalore Electricity Supply Company Limited. As on March 31, 2023 the loan carries the interest rate of 11% per annum, The loan is repayable in 54 quarterly instalments ranging from 1.85% - 1.88% commencing from December 2020. The borrowing is collateralized by movable and immovable properties of the underlying solar power project assets with a net carrying value of INR 587 million (US$7.1 million) as of March 31, 2023, net carrying value of the loan as of March 31, 2023 is INR 336 million (US$4.1 million).

The net carrying value of the loan borrowed for financing of its 300 MW solar project with Solar Energy Corporation of India as on March 31, 2023 is INR 1,534 million (US$18.7 million) from State Bank of India. The loan carries interest rate of SBI 6-month MCLR +2.60%which is presently 9.55% p.a. payable monthly and after operation date the interest rate will be 6 Month MCLR plus margin based on credit ratings payable monthly. The loan is repayable in 222 installments ranging from 0.21% to 0.77% of the loan amount commencing from December 2022. The borrowing is collateralized by first ranking pari passu mortgage charge on all immovable and movable properties of the borrower with a net carrying value of INR 15,882 million (US$193.3 million) as on March 31,2023 and pledge of 51% equity shares of the Company held by holding Company.

During the current year, certain subsidiaries falling under the disposable group of rooftop entities has raised unsecured term loans from its minority shareholder amounting to INR 1,161 million (US$14.1 million) as at March 31, 2023 and INR 1,118 million (US$14.7 million) as at March 31, 2022 respectively. These funds have been used for settlement of inter group loans between subsidiaries. which are also consolidated in the Company.

As of March 31, 2023, the Company has unused commitments excluding Rooftop portfolio for long-term financing arrangements amounting to INR 3,820 million (US$46.5 million) for solar power projects.

Trade credit

As of March 31, 2023, the Company has a buyer’s credit facility amounting to INR 7,840 million (US$95.4 million) for one of its under construction SPVs for 300 MW solar power project with Solar Energy Corporation of India. This facility carries a floating interest rate of 12 Month SOFR and spread ranging plus 0.21 PCT.

Other long-term loans

During the previous year ended March 31, 2022, the Company has taken loan of INR 7 million (US$0.1 million) from HDFC Bank. Borrowing under this facility is repayable in 60 monthly instalments from 1.39% - 1.98% of the loan amount commencing from November 2021 and ending October 2026. The facility carries an interest rate of 7.2%per annum. The loan is repaid during the current year ended March 31, 2023.

During the previous year ended March 31, 2022, the Company has taken loan of INR 2 million (US$0.0 million) from HDFC Bank. The loan was repayable in 60 monthly instalments ranging from 1.39% - 1.97% of the loan amount commencing from January 2022 and ending December 2026. The facility carries an interest rate of 7.1% as of March 31, 2023. The net carrying value of the loan as of March 31, 2023, is INR 2 million (US$0.0 million).

During the current year ended March 31, 2023, the Company has obtained car loan of INR 8 million (US$0.1 million). Borrowing under this facility is repayable in 60 monthly instalments ranging from 1.38% - 1.98% of the loan amount commencing from January 2022 and ending December 2026. The facility carries an interest rate of 7.35% as of March 31, 2023. The net carrying value of the loan as of March 31, 2023, is INR 7 million (US$0.1 million).

Covenants and debt financing costs

These aforementioned borrowings are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances.

As of March 31, 2023, the Company was in compliance with the financial covenants or remediated the non-compliance prior to the issuance of these financial statements except for the loans aggregating to INR 2,202 million, wherein the Company was not in compliance with the financial covenants and have classified the loan under current debt.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends, if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends out of restricted cash.

The carrying value of debt financing costs as on March 31, 2022 and March 31, 2023 was INR 1,189 million and INR 1,010 million (US$12.3 million), respectively, for the above loans, which is amortized over the term of the contract using the effective interest rate method.

Timely submission of financial statements of the Group, our subsidiaries and/or our subsidiary restricted groups is a key covenant in most of our financing agreements. We have received the time extensions from all lenders until April 30, 2024, towards submission of audited financial statements for FY 2022-23 and expect to submit the audited financial statements with lenders within given extended timelines.

Restricted cash

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totalling INR 1,786 million and INR 3,402 million (US$41.4 million) as of March 31, 2022 and March 31, 2023, respectively, are classified as restricted cash on the consolidated balance sheets.

As of March 31, 2023, the aggregate maturities of long-term debt are as follows:

	Annual maturities (1)
As of March 31,	INR	US$
	(In million)
2024	24,028	292.3
2025	43,840	533.4
2026	10,351	125.9
2027	39,013	474.7
2028	4,707	57.3
Thereafter	52,951	644.2
Total: aggregate maturities of long-term debt	174,890	2127.8
Less: carrying value of unamortized debt financing costs	(1,010)	(12.3)
Net maturities of long-term debt	173,880	2,115.5
Less: current portion of long-term debt	9,414	114.5
Long-term debt	164,466	2,001.0

(1)	Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of March 31, 2023 as per Reserve Bank of India.

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

The provision (benefit) for income taxes consists of the following:

	Year ended March 31,
	2021	2022	2023	2023
	INR	INR	INR	US$
	(In million)
Current tax expense (1)	242	485	707	8.6
Withholding tax on interest on Inter-Company debt related to green bonds	384	367	342	4.2
Deferred income tax (benefit)/expense	(330)	464	1,614	19.6
Total	296	1,316	2,663	32.4

(1)	Current tax on profit before tax. Current tax includes reversal of INR 78 million (US$1.0 million) for tax adjustment relating to earlier years

Income/(loss) before income taxes is as follows:

	March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(In million)
Domestic operations	8	19	333	4.1
Foreign operations	(3,913)	(829)	8	0.1
Total	(3,905)	(810)	341	4.2

Net deferred income taxes on the consolidated balance sheet is as follows:

	March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets	4,201	3,592	43.7
Less: valuation allowance	(2,281)	(2,455)	(29.9)
Net deferred tax assets	1,920	1,137	13.8
Deferred tax liability	1,936	3,338	40.6

At March 31, 2023, the Company performed an analysis of the recoverability of the deferred tax asset. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required. Change in the valuation allowance for deferred tax assets as of March 31, 2022 and March 31, 2023 is as follows:

	March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Opening valuation allowance	1,088	2,281	27.8
Movement during the Year*	1,193	174	2.1
Closing valuation allowance	2,281	2,455	29.9

*	For financial year 2022 and 2023, The movement also includes INR 843 million and INR 843 million (US$10.3 million) respectively relating to capital loss on rooftop and other asset classified as held for sale. The movement for financial year 2022 and 2023 also includes INR 125 million and reversal of INR Nil million respectively relating to other rooftop assets that are part of the sale agreement which are expected to be settled beyond 12 months.

The significant components of the net deferred income tax assets and liabilities exclusive of amounts that would not have any tax consequences because they will reverse within the Tax Holiday Period, are as follows:

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Deferred tax assets:
Net operating loss (a)	12,309	16,191	197.0
Tax on Inter — Company margin	210	(26)	(0.3)
Deferred revenue	503	599	7.3
Asset retirement obligation	232	285	3.5
Minimum alternate tax credit	765	1,287	15.7
Other deductible temporary difference	226	376	4.6
Capital loss on investment in rooftop and other assets	843	843	10.3
Valuation allowance	(2,281)	(2,455)	(29.9)
Deferred tax liabilities:
Depreciation and amortization	(12,732)	(18,639)	(226.8)
Other comprehensive income	(91)	(662)	(8.1)
Net deferred tax (liability) asset	(16)	(2,201)	(26.7)

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

	For the year ended March 31,
	2021		2022		2023
	Tax (INR million)%		Tax (INR million)%		Tax (INR million)%		US$ million

Statutory income tax (benefit)/expense	(1,365)	34.94%	(283)	34.94%	119	34.94%	1.4
Temporary differences reversing in the Tax Holiday Period	(1,070)	27.40%	(9)	(1.11)%	(586)	(171.85)%	(7.1)
Permanent timing differences	1,423	(36.44)%	43	(3.05)%	2,919	855.72%	35.5
Valuation allowance created / (reversed) during the year	871	(22.30)%	1,193	(147.32)%	174	51.03%	2.1
Tax adjustment relating to earlier years	-	-	42	(5.19	(78)	(22.87)%	(0.9)
Withholding tax on interest on Inter-Company debt related to green bonds	384	(9.83)%	367	(45.31)%	342	100.29%	4.2
Other difference	53	(1.36)%	(37)	(4.57)%	(227)	(66.57)%	(2.8)
Total	296	(7.58)%	1,316	(162.46)%	2,663	780.69%	32.4

During the year end March 31, 2020, The Taxation Laws (Amendment) Act, 2019 has brought key changes to corporate tax rates in the Income Tax Act, 1961, which reduced the tax rate for certain subsidiaries within the group to 25.17%. Azure Power India Private Limited and several of its subsidiaries which are claiming tax benefits under section 80-IA of the Income Tax Act had decided not to opt for this lower tax benefit and have continued under the old regime for the fiscal year ended March 31, 2022 and 2023. The statutory income tax rate as per the Income Tax Act, 1961 ranges between 25.17% to 34.94%, depending on the tax regime chosen by the particular subsidiary.

As of March 31, 2021, 2022, and 2023, deferred income taxes have not been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely.

14. Interest expense, net

Interest expense, net consists of the following:

	Year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(In million)
Interest expense:
Term loans	8,399	9,577	9,644	117.3
Bank charges and other (1)	598	3,069	369	4.5
Loss on account of modification of contractual cash flows	-	294	30	0.4
	8,997	12,940	10,043	122.2
Interest income:
Term and fixed deposits	554	578	977	11.9
Others	33	432	691	8.4
	587	1,010	1,668	20.3
Total	8,410	11,930	8,375	101.9

(1)	Bank charges and other includes amortization of debt financing costs of INR 369 million, INR 1,107 million and INR 336 million (US$4.1 million) for the years ended March 31, 2021, 2022 and 2023, respectively, and includes debt financing costs written off related to the debt refinancing amounting to INR 30 million, INR 739 million and INR Nil million respectively.

15. Loss on foreign currency exchange

Loss on foreign currency exchange consists of the following:

	Year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(In million)
Unrealized loss/ (gain) on foreign currency loans	(12)	1	26	0.3
Realized (gain) loss on foreign currency loans	13	-	-	-
Realized loss/ (gain) on derivative instruments	(1)	(4,886)	-	-
Other loss on foreign currency exchange	7	4,852	131	1.6
Total	7	(33)	157	1.9

16. Equity shares

Equity shares

Equity shares have a par value of US$0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2022, and 2023, there were 64,161,490 and 64,166,360 equity shares issued and outstanding.

	As of March 31,
	2022	2022	2023	2023
	Number of shares	INR in thousands	Number of shares	INR in thousands
Issued:
Outstanding and fully paid:
Equity shares of US$0.000625 par value each
Beginning balance	48,195,962	2,090	64,161,490	2,837
Issuance of new shares (1)	15,828,917	741	-	-
Exercise of ESOPs (2)	136,611	6	4,870	1
Ending balance	64,161,490	2,837	64,166,360	2,838

(1)	During the previous year, the Company’s has raised proceeds of INR 18,621 million (US$245.4 million) net of issuance expenses through its Rights offering and has issued 15,828,917 equity shares (par value $0.000625 per share) at US$15.79 per share. These proceeds from the rights offering have been invested in subsidiaries and are utilised for repayment of existing corporate borrowings.
(2)	Refer Note 21 for details of ESOPs exercised during the year.

Accumulated other comprehensive loss

The following represents the changes and balances to the components of accumulated other comprehensive loss:

	Foreign currency translation, net of taxes	Cashflow Hedge, net of taxes	Total accumulated other comprehensive loss, net of taxes
	(INR)	(INR)	(INR)
	(in millions)	(in millions)	(in millions)

Balance as of March 31, 2021	(6,082)	5,110	(972)
Adjustments during the year	2,943	(4,474)	(1,531)
Balance as of March 31, 2022	(3,139)	636	(2,503)
Adjustments during the year	(4,603)	2,867	(1,736)
Balance as of March 31, 2023	(7,742)	3,503	(4,239)
Balance as of March 31, 2023 ((US$) (Note 2(d))	(94.2)	42.6	(51.6)

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

Net (loss)/profit per share is presented below:

	Year ended March 31
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(US$)
	(amounts in millions, except share and per share data)
Net loss attributable to APGL equity shareholders (A)	(4,206)	(2,104)	(2,285)	(27.8)
Shares outstanding for allocation of undistributed income:
Equity shares	48,195,962	64,161,490	64,166,360	64,166,360
Weighted average shares outstanding
Equity shares – Basic (B)	47,979,581	50,876,360	64,166,360	64,166,360
Equity shares – Diluted (C)	47,979,581	50,876,360	64,166,360	64,166,360
Net (loss)/profit per share – basic and diluted
Equity earnings/(loss) per share – Basic (D=A/B)	(87.66)	(41.36)	(35.61)	(0.43)
Equity earnings/(loss) per share – Diluted (E=A/C)	(87.66)	(41.36)	(35.61)	(0.43)

Refer to Note 16 for details of shares issued.

The number of share options outstanding but not included in the computation of diluted earnings per equity share because their effect was antidilutive is 184,600 and 413,843 for years ended March 31, 2022 and 2023, respectively.

18. Leases

The Company has several non-cancellable operating leases, primarily for construction of solar power plants and for office facilities, warehouses, and office space that have a lease term ranging between 2 to 35 years (after considering further extendable period on mutual agreement by both lessor and lessee). The Company has considered the renewal options in determining the lease term to the extent it was reasonably certain to exercise those renewal options and accordingly, associated potential option payments are included as part of lease payments.

The components of lease cost for the year ended March 31, 2022 and March 31, 2023 were as follows:

	For the year ended March 31,
	2022	2023	2023
	INR	INR	US$
	(In million)
Operating lease cost	439	436	5.3
Short-term lease cost	17	22	0.3
Total lease cost	456	458	5.6

Amounts reported in the consolidated balance sheet as of March 31, 2022 and March 31, 2023 were as follows:

	As at March 31,	As at March 31,	As at March 31,
	2022	2023	2023
	INR	INR	US$
	(In million)
Non-current assets
Right-of-use assets*	4,465	4,346	52.9
Non-current liabilities
Lease liabilities	3,534	3,408	41.5
Current liabilities
Lease liabilities	300	292	3.6
Total operating lease liabilities	3,834	3,700	45.1

*	Also see note 27. “Whistle-blower Allegations and Special Committee Investigation” for adjustment towards payment made to land aggregators

Other information related to leases as of March 31, 2022 and March 31, 2023 was as follows:

	As at March 31,	As at March 31,	As at March 31,
	2022	2023	2023
	INR	INR	US$
	(In million)
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	310	347	4.2
Weighted average remaining lease term	30 years	29 years
Incremental borrowing rate	10%	10%

Maturities of lease liabilities under non-cancellable leases as of March 31, 2023 are as follows:

Year ended March 31, 2023	Amount (INR)	US$
	(In million)
Fiscal 2024	304	3.7
Fiscal 2025	314	3.8
Fiscal 2026	322	3.9
Fiscal 2027	332	4.0
Fiscal 2028	342	4.2
Thereafter	11,120	135.3
Total undiscounted lease payments	12,734	154.9
Less: Imputed interest	9,034	109.8
Total lease liabilities	3,700	45.1

19. Commitments, guarantees and contingencies

A)	Capital commitments

The commitments for the purchase of property, plant and equipment were INR 2,857 million and INR 32,157 million (US$391.3 million) as of March 31, 2022 and 2023 respectively.

B)	Guarantees

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees. These in total amount to INR 5,179 and INR 2,409 million (US$29.3 million) as of March 31, 2022 and 2023, respectively.

As of March 31, 2022 and 2023, the Company has irrevocable performance bank guarantees aggregating to INR 2,320 million and INR 904 million (US$11.0 million) respectively, in relation to under construction projects. Further, bank guarantees of INR 1,517 million and INR 1,154 million (US$14.0 million) as of March 31, 2022 and 2023 respectively are in relation to commissioned projects as per respective PPAs and other project requirements.

Bank guarantees amounting to INR 458 million and INR 78 million (US$0.9 million) as of March 31, 2022 and 2023 respectively, have been issued to meet Debt-Service Reserve Account (DSRA) requirements for outstanding loans.

We have also obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 873 million and INR 267 million (US$3.2 million) as of March 31, 2022 and 2023 respectively. We have given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

Further, INR 11 million and INR 5 million (US$0.1 million) bank guarantee as of March 31, 2022 and 2023 respectively, are towards other commitments. The funds released from maturity/settlement of existing bank guarantees can be used for future operational activities.

C)	Contingencies

(a)	A PIL had been initiated by certain individuals claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MoP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim. We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on November 30, 2022, whereby directions were passed to parties to ensure installation of bird diverters in the Priority Area and for them to be in compliance with quality standards issued by the Supreme Court Committee. As per the directions of Supreme Court, for its solar power plants, the Company installed bird divertors in the habitats of Great-Indian Bustard during FY 2022-23. The PIL is presently pending. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. Further, the Supreme Court vide its order dated March 21, 2024 modified its earlier order dated April 19, 2021 directing the Central Government to constitute an expert committee to examine the issue of installing overhead and underground powerlines in the priority areas marked for the conservation of the Great Indian Bustard (GIB). The expert committee on the GIB issue will, inter-alia, look into (i) the scope and feasibility of laying down underground and overhead transmission lines, (ii) measures for the conservation of GIB, and (iii) identifying suitable alternatives for laying down power lines in the future. The expert committee is required to submit its report latest by July 31, 2024. Citing practical difficulties in laying down underground transmission lines, the Supreme Court has also restricted the requirement of laying down underground transmission lines only to the priority area (covering roughly 13,163 sq km). If the modification application is dismissed, we might entail significant costs and delays.

20. Related Party Disclosures

In respect of second matter, during the previous year the Company received a favorable Award from Singapore International Arbitration Centre in relation to the purchase price of shares, held by Mr. Inderpreet Singh Wadhwa and Mr. H. S. Wadhwa (erstwhile Chief Operating Officer), in Azure Power India Private Limited. However, Mr. Inderpreet Singh Wadhwa has challenged the award and filed an appeal before the High Court of Singapore. The appeal challenging the SIAC Award has been dismissed by the Singapore court.

21. Share based compensation

The Company has a 2015 Stock Option Plan and 2016 Equity Incentive Plan and as amended on March 31, 2020 (collectively “ESOP Plans”) duly approved by the Board and had 2,023,744 stock options in the employee stock option pool. Under the ESOP Plans, the Compensation Committee on behalf of Board of Directors (the “Directors”) may from time to time make grants to one or more employees, determined by it to be eligible for participation under the plans.

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

Employee Stock Option Plan and Restricted Stocks (RS)

Options granted under the plan are exercisable into equity shares of the Company, have a contractual life equal to the shorter of ten years, or July 20, 2025, or July 20, 2027, as the case may be, and vest equitably over four years, unless specified otherwise in the applicable award agreement. The Company recognizes compensation cost, reduced by the estimated forfeiture rate, over the vesting period of the option. A summary of share option activity during the years ended March 31, 2022 and March 31, 2023 is set out below:

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2021	703,708	1,217
Granted (1)	24,205	1583
Exercised	(136,611)	788
Forfeited	(32,474)	1,613
Options outstanding as of March 31, 2022	558,829	1,314
Vested and exercisable as of March 31, 2022	250,784	1,128

(1)	Includes 4,748 RSU granted during the year to its Directors.

	Number of options	Weighted average exercise price in INR
Options outstanding as of March 31, 2022	558,829	1,314
Granted (1)	543	-
Exercised	(4,870)	112
Forfeited	(138,687)	1,455
Options outstanding as of March 31, 2023	415,813	1,276
Vested and exercisable as of March 31, 2023	281,960	1,183

(1)	Includes 543 RSU granted during the year to its Directors.

Total options available for grant as of March 31, 2023 was 457,114 ESOPs.

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

The fair value of each share option granted to employees/ RS is estimated on the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31,
	2022	2023*
Dividend yield	0%	-
Expected term (in years)	3.8 – 5.1	-
Expected volatility	46.3% - 47.8%	-
Risk free interest rate	0.55% - 0.80%	-

*	No new grants have been made by the Company during the current year.

As of March 31, 2022, and 2023, the aggregate intrinsic value of all outstanding options was Nil.

The share-based compensation expense related to share options (including RS) is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled, INR 36 million, INR 69 million and INR 17 million (US$0.2 million) for the years ended March 31, 2021, 2022 and 2023, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2022 and 2023 was INR 23 million and INR Nil million, respectively.

Unrecognized compensation cost for unvested options as of March 31, 2023 is INR 32 million (US$0.4 million), which is expected to be expensed over a weighted average period of 2.1 years.

The intrinsic value of options exercised during the year ended March 31, 2022, and March 31, 2023 was INR Nil million and INR Nil respectively.

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

The intrinsic value per option at the date of grant during the years ended March 31, 2022 and 2023 is as follows:

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

A summary of SARs activity during the periods ending March 31, 2022 and 2023 is set out below:

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2021	1,875,000	810
Granted	-	-
Exercised	-	-
Options outstanding as of March 31, 2022	1,875,000	810
Vested as of March 31, 2022	680,000	805
Exercisable as of March 31, 2022	130,000	1,154

	Number of SARs	Weighted average exercise price in INR
SAR outstanding as of March 31, 2022	1,875,000	810
Granted	-	-
SAR forfeited/reversed during the year	(1,195,000)	771
Options outstanding as of March 31, 2023	680,000	878
Vested as of March 31, 2023	680,000	878
Exercisable as of March 31, 2023	680,000	878

The fair value of each SAR granted to employees is estimated at each reporting date using the Black- Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31,
	2022	2023*
Dividend yield	0%	-
Expected term (in years)	3.2 – 4.7	-
Expected volatility	49.32% - 52.52%	-
Risk free interest rate	2.45% -2.49%	-

*	Fair value of SARs as of March 31, 2023 has been taken basis the expected settlement with the EX CEO and COO.

The share-based compensation expense related to SARs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations totalled reversal of INR 373 million and reversal of expense of INR 646 million (US$7.9 million) for the year ended March 31, 2022 and 2023, respectively. The amount of share-based compensation expense capitalized during the year ended March 31, 2022 and 2023 was INR Nil million. The carrying value of the liability recorded for SARs as at March 31, 2022 and 2023 was INR 844 million and INR 198 million (US$2.4 million), respectively.

Unrecognized compensation cost for unvested SARs as of March 31, 2023 is INR Nil million.

On April 26, 2022, the Company through its Board of Directors has accepted the resignations of erstwhile CEO and COO of the Company. Both of the KMP’s were relinquished from their roles with the Company/ Group with immediate effect. Considering the same adjustment in relation to SARs of the CEO and COO has been made in Fiscal Year 2023.

The fair value per SAR at the date of grant is as follows:

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

The following table sets forth the changes in projected benefit obligations -

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Benefit obligation at beginning of year	50	56	0.7
Service cost	14	14	0.2
Interest cost	4	5	0.1
Net actuarial loss (gain)	(8	(17)	(0.2)
Benefits paid	(4)	(10)	(0.1)
Benefit obligation at end of year	56	48	0.6
Amounts recognized in statement of financial position at March 31 consist of:
Other non-current liabilities	53	39	0.5
Other current liabilities	3	9	0.1
Net amount recognized	56	48	0.6

Components of Net Periodic Benefit Cost (Income)

Net periodic benefit cost (income) for our postretirement benefit plans consisted of the following and is recorded as a component of general and administrative expenses in the Company’s consolidated statement of operations:

	Year ended March 31
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Service Cost	14	14	0.2
Interest Cost	4	5	0.1
Amortization of:
Net actuarial loss (gain)	(8)	(17)	(0.2)
Net periodic benefit cost (income)	10	2	0.1

The principal assumptions used in determining gratuity for the Company’s plans are shown below:

	Year ended March 31
	2022	2023
Discount rate	7.92%	7.92%
Salary escalation rate	10.00%	10.00%
Employee turnover rate	9.00%	30.00%
Retirement age	58 years	58 years

The following estimated payments to the defined benefit plan in future years:

	Year ended March 31
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Within the next
- 1 year	4	9	0.1
- 1 and 2 years	3	19	0.2
- 2 and 3 years	4	18	0.2
- 3 and 4 years	5	16	0.2
- 4 and 5 years	5	14	0.2
- 5 and 10 years	24	24	0.3

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

As per the terms of the Rooftop Sale Agreement out of 43.2 MW operating capacity that are part of the Restricted Groups (as defined in the respective Green Bond Indentures) during August 2021, post refinancing of 5.5% Senior Notes and repayment of loan relating to one of a rooftop project of 10 MW the company transferred 100% shareholding in the that project to Radiance and 48.6% of the equity ownership of entities forming part of Restricted Group having 33.2 MW operating capacity has also been transferred to Radiance on the closing date. Pursuant to the terms of the Green Bond Indentures, the remaining 51.4% will only be transferred post refinancing of the Green Bonds.

The transfer of ownership for the remaining operating capacity of 33.2 MW for the Solar Green Bonds is not anticipated to occur within 12 months, hence, the assets and liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions in the consolidated financial statements at March 31, 2023 and March 31, 2022 respectively.

There is also a restriction on transfer of equity ownership relating to the 16 MW project with Delhi Jal Board (DJB), wherein 49% of the equity ownership was transferred to Radiance on closing date, and the remaining 51% will be transferred on or after March 31, 2024. Accordingly, the related assets and liabilities of the DJB 16 MW project are not presented as “Assets classified as held for sale” and instead continue to be classified within the respective balance sheet captions at March 31, 2023 and March 31, 2022 respectively.

During the current year, Company has transferred 100% shareholding in relation to 2.5 MW operating capacity.

In the event the sale of the Rooftop Subsidiaries does not occur, the Company must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

Further, the Company and Radiance have mutually agreed to terminate the transfer in shareholding of the remaining un-transferred 86.5 MW portfolio to Radiance, and accordingly, the Purchaser will not purchase from the Sellers and the Sellers will not sell to the Purchaser the AZR Sale Shares (including any Seller Group Loans) as was agreed in the Previous MSPA and further amended under the Amended MSPA. Accordingly, the assets and related liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead re-classified within the respective balance sheet captions in the consolidated balance sheet as at March 31, 2022 and March 31, 2023.

The assets and liabilities of the Rooftop Subsidiaries classified as held for sale, together with the calculation of the related impairment loss is shown below.

	As of March 31,
	2022	2023	2023
	(INR)	(INR)	(US$)
	(In million)
Current assets:
Cash and cash equivalents	41	-	-
Restricted cash	9	-	-
Accounts receivable, net	1	-	-
Total current assets	51	-	-
Property, plant and equipment, net	96	-	-
Total assets (A)	147	-	-
Liabilities
Current liabilities:
Accounts payable	1	-	-
Current portion of long-term debt	66	-	-
Interest payable	2	-	-
Other liabilities	4	-	-
Total current liabilities	73	-	-
Non-current liabilities	-	-	-
Total liabilities (B)	73	-	-
Net Assets (C=A-B)	74	-	-
Fair value (D)	54	-	-
Impairment loss/ (reversal)* (E=C-D)	20	-	-

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

During the previous year ended March 31, 2022, in respect of the 33.2 MW operating capacity that are part of the Restricted Groups, and 16 MW project with Delhi Jal Board, the Company has consolidated the entities in the consolidated financial statements and net carrying value of assets are reinstated. The Company has reported the Minority interest equivalent to shareholding transferred to Radiance.

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

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	(In million)
Assets
Current assets
Forward exchange derivative contracts (INR)	13	-	13	-
Non-current assets
Fair valuation of swaps and options (INR)	2,647	-	2,647	-
Forward exchange derivative contracts (INR)	883	-	883	-
Total assets (INR)	3,543	-	3,543	-
Total assets (US$)	46.7	-	46.7	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts (INR)	106	-	106	-
Fair valuation of swaps and forward (INR)	658	-	658	-
Fair valuation of swaps and options (INR)	1,735	-	1,735	-
Non-current liabilities
Fair valuation of swaps and forward (INR)	7	-	7	-
Total Liabilities (INR)	2,506	-	2,506	-
Total Liabilities (US$)	33.0	-	33.0	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	(In million)
Assets
Current Asset
Fair valuation of swaps and forward (INR)	210	-	210	-
Non-current assets
Fair valuation of swaps and options (INR)	5,447	-	5,447	-
Fair valuation of swaps and forward (INR)	1,855	-	1,855	-
Total assets (INR)	7,512	-	7,512	-
Total assets (US$)	91.4	-	91.4	-

	Fair value measurement at reporting date using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	(In million)
Liabilities
Current liabilities
Forward exchange derivative contracts (INR)	108	-	108	-
Fair valuation of swaps and forwards (INR)	3	-	3	-
Fair valuation of swaps and options (INR)	1,431	-	1,431	-
Total Liabilities (INR)	1,542	-	1,542	-
Total Liabilities (US$)	18.8	-	18.8	-

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments and are classified as level 2. There have been no transfers between categories during the current year.

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2022
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	56,785	57,032	751.7
Indian rupee loans	4,006	3,580	47.2

	As of March 31,
	2023
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Fixed rate project financing loans:
Foreign currency loans	58,863	45,963	559.2
Indian rupee loans	3,719	4,417	53.7

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

The carrying value and fair value of the Company’s investment in the Bank of Mauritius notes, classified as held to maturity securities is as follows:

	As of March 31,
	2022
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Non-current investments:
Fixed rate Bank of Mauritius notes	6	6	0.1

	As of March 31,
	2023
	Carrying Value	Fair Value *
	(INR)	(INR)	US$
	(In million)
Non-current investments:
Fixed rate Bank of Mauritius notes	7	7	0.1

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

25. Derivative instruments and hedging activities

Option Contracts Undesignated as Hedge

(Gains)/Losses on foreign exchange derivative contracts for the year ended March 31, 2021, 2022 and 2023 aggregated INR Nil million, INR Nil million and INR Nil, respectively.

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

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2023.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2022 and 2023:

	As of March 31, 2023
	Notional Amount	Non- Current Liabilities (Fair Value)	Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)	Other Non-Current Assets (Fair Value)	Other Non-Current Assets (Fair Value)	Current Liabilities (Fair Value)	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)
	(US$)	(INR)	(INR)	(INR)	(INR)	(US$)	(US$)	(US$)	(US$)
	Audited
	(In million)
Fair valuation of swaps and options	721.6	-	1,431	-	5,447	66.3	17.4	-	-
Forward exchange derivative contract	97.4	-	108	-	-	-	1.3	-	-
Fair valuation of swaps and forward	230.0	-	3	210	1,855	22.6	0.0	-	2.6

	As of March 31, 2022
	Notional Amount	Non- Current Liabilities (Fair Value)	Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)	Other Non-Current Assets (Fair Value)	Other Non-Current Assets (Fair Value)	Current Liabilities (Fair Value)	Non- Current Liabilities (Fair Value)	Prepaid expenses and other current assets (Fair Value)
	(US$)	(INR)	(INR)	(INR)	(INR)	(US$)	(US$)	(US$)	(US$)
	Audited
	(In million)
Fair valuation of swaps and options	753.9	-	1,735	-	2,647	34.9	22.9	-	-
Forward exchange derivative contract	93.8	-	106	13	-	-	1.4	-	0.2
Fair valuation of swaps and forward	253.7	7	658	-	883	11.6	8.7	0.1	-

The company recorded the net fair value of derivative liability of INR 4,404 million and INR 4,935 million (US$60.0 million) in the Other comprehensive income for the year ended March 31, 2022 and 2023, respectively and recorded an expense of INR 1,302 million and INR 1,726 million (US$21.0 million) related to the amortization of the cost of the hedge for the year ended March 31, 2022 and 2023, respectively.

The foreign exchange derivative contracts mature generally over a period of 0.7 – 3.3 years.

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

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The hedge contracts were effective as of March 31, 2023.

	As of March 31, 2022
	Notional	Current Liabilities (Fair value)	Prepaid expenses and other current assets (Fair value)	Prepaid expenses and other current assets (Fair value)	Current Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)	(US$)
	Audited
	(In million)
Forward exchange derivative contracts	15.7	12	1	0.0	0.2

The company recorded the fair value of derivative asset/liability of INR 12 million and INR Nil as at March 31, 2022 and 2023, respectively and incurred an amount of INR 1,001 million and INR Nil related to acquisition of capital assets during the year ended March 31, 2022 and 2023, respectively.

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

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2022 and 2023:

	March 31, 2022		March 31, 2023
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable	of Power	Receivable
Solar Energy Corporation of India	30.09%	39.64%	42.31%	47.02%
Punjab State Power Corporation Limited	10.71%	4.53%	9.35%	5.42%
NTPC Vidyut Vyapar Nigam Limited	15.23%	5.42%	13.73%	4.81%
Hubli Electricity Supply Company Limited	5.32%	10.49%	3.93%	8.91%
Chamundeshwari Electricity Supply Company	2.88%	8.20%	2.57%	10.67%
Andhra Pradesh Power Coordination Committee	2.83%	13.12%	2.44%	7.44%

27. Whistle-blower Allegations and Special Committee Investigation

In May 2022, we received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of our projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, we identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence that any improper payment was made to any government official was identified. Further, in Fiscal 2023, we reported to SECI that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised us, inter alia, that the project may be liable for damages and penalties for shortfalls in generation.

In September 2022, we received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other claims. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of our projects. The investigation specified that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR 138 million (US$1.8 million) on estimate, as a prudent measure in the given project. Further, we have reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR 118 million (US$1.6 million) has been made in the books of account for FY 2022 on estimate, as a prudent measure, though no improper payments by the Group could be identified. In line with review made during the previous year, we reviewed reviewed the entire amount paid to land aggregators during the current year and made adjustment of INR 28 million (US$0.4 million) during the year ended March 31, 2023 on prudent basis though no improper payments by the Group could be identified in current year as well.

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

In addition, a Special Committee of the Board (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that individuals formerly affiliated with the Group may have had knowledge of, or were involved in, an apparent scheme with persons outside the Group to make improper payments in relation to certain projects. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation is still ongoing. The Special Committee’s review and its findings has impacted the decision-making of the Group in connection with such projects. We have disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and we continue to cooperate with those agencies.

Our Group including our subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, civil and/or criminal fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on us as well as ongoing obligations, remedial corporate measures or other relief against us that could adversely impact our operations. Any such fines, penalties, ongoing obligations or other measures or relief against uscould materially and adversely affect our business, results of operations, financial condition and cash flows in future periods. Further, in addition, certain of those outcomes could adversely impact our ability to maintain compliance with the covenants under our credit facilities or result in an event of default thereunder.  In addition, we could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by persons who served as our directors, officers and employees.

28. Subsequent events

On May 3, 2023, the Company announced the appointment of Mr. Sugata Sircar as CFO for the Company and the Group and Executive Director, Finance of the Company’s subsidiary, Azure Power India Private Limited, with effect from May 1, 2023. He subsequently resigned from his position as Non-executive Independent Director and member of the Company’s Audit & Risk Committee and Capital Committee.

On May 3, 2023, the Company has announced the appointment of Mr. Sunil Gupta as Chief Executive Officer (CEO) effective July 10, 2023, replacing the acting CEO, Rupesh Agarwal.

On May 27, 2023, Radiance have sent the Company a notice to terminate the Master Share Purchase Agreement in relation to 86.5 MW Rooftop portfolio in relation to Azure Power Rooftop (Genco) Private Limited and related group SPVs. The Company and Radiance have mutually agreed to terminate the transfer in shareholding of the un-transferred 86.5 MW portfolio to Radiance and accordingly, the Purchaser will not purchase from the Sellers and the Sellers will not sell to the Purchaser the AZR Sale Shares (including any Seller Group Loans) as was agreed in the Previous MSPA and further amended under the Amended MSPA. The assets and related liabilities of these subsidiaries are not presented as “Assets classified as held for sale” and instead re-classified within the respective balance sheet captions in the consolidated balance sheet as at March 31, 2022.

On June 16, 2023, the Company has announced the appointment of Mr. Richard Payette as an Independent non-executive Director on the Company’s Board effective July 1, 2023.

On June 23, 2023, the Company has announced the resignation of Ms. Christine Ann Mc Namara as an Independent non-executive Director on the Company’s Board.

On October 11, 2023, Mr. Alan Rosling resigned as Chairman of the Board and as a director of the Company and APIPL. Mr. M.S. Unnikrishnan then became the Chairman of the Board of the Company.

Mr. Deepak Malhotra and Mr. Cyril Sebastien Dominique Cabanes resigned as directors of the Company on October 29, 2023 and October 30, 2023 respectively. On October 31, 2023, Mr. Jaime Garcia Nieto and Mr. Philippe Pierre Wind were appointed as directors of the Company. Both directors are non-executive nominees of the majority shareholder, CDPQ.

On December 14, 2023, APSEPL and APEL completed a consent solicitation in respect the 2024 Notes and 2026 Notes. Under the same, APSEPL and APEL sought the consent of the Noteholders of each of the 2024 Notes and 2026 Notes to amend certain terms of Bond Indentures. Pursuant to the terms of the amended Indentures, APSEPL and APEL launched tender offers for the 2024 Notes and the 2026 Notes on February 16, 2024. The early deadline of the tender offers was on March 1, 2024 and APSEPL and APEL purchased US$40,000,000 of the 2024 Notes and US$14,477,000 of the 2026 Notes respectively on March 11, 2024.

On March 13, 2024, Mr. M.S. Unnikrishnan resigned as Chairman of the Board and as a director of the Company and APIPL.

Subsequent to year end, the Company has received favorable orders for entitlement of compensation related to “change in law” event for increase in GST rate from 5% to 12 % and introduction & imposition of Safeguard Duty aggregating to INR 1,423 million. These favorable orders have been considered as subsequent adjusting event, accordingly the Company has recognised the same in the books of account as on 31st March 2023.

On February 13, 2024, FS India Solar Ventures Private Limited (“First Solar”) sent us a notice that First Solar was terminating the Master Supply Agreement, dated August 22, 2022 (“First Solar MSA”), between First Solar and APIPL.  The notice claims that a termination payment of US$29.242 million is due to be paid by APIPL to First Solar under the First Solar MSA. APIPL disputes that such a termination payment is due and intends to engage in commercial discussions with First Solar to resolve the matter.

On March 05, 2024, Siemens Gamesa sent us a notice which claims a default and damages of INR 1,934 million (US$23.5 million) in connection with a supply agreement between Siemens Gamesa and APIPL in respect of our 345.6 MW wind power project in the state of Karnataka. APIPL disputes such claim of default and damages and intends to engage in mutual discussions with Simens Gamesa to resolve the matter.

On March 18, 2024, we received two letters from SECI. In its first letter, SECI stated that it had terminated the PPAs with the Group in respect of the 2,333 MW projects and reserved its rights to take action against the Group including forfeiture of the performance guarantees and success charges and fees in respect of the PPAs and other documentation associated with the 2,333 MW projects. In its second letter, SECI informed the Group that it was awarding the 2,333 MW projects and associated PPAs to a third-party. Further, SECI informed the Group that it had reduced Azure’s capacity allocation under the manufacturing Letter of Award by 2,333MW and its corresponding manufacturing capacity of solar cells and solar modules by 583 MW.

On July 13, 2023, the NYSE suspended trading in our Company’s shares and commenced delisting proceedings (the “Delisting Decision”). As described more fully in our July 13, 2023 Form 6-K, we took substantial steps to remediate the issues that led to the Delayed Filings including, among others, the replacement of our independent public accounting firm for our U.S. GAAP consolidated financial statements, strengthening our management team and appointing external consultants to review our internal controls and compliance framework. On July 26, 2023, we submitted an appeal of the Delisting Decision. However, on October 30,2023, the NYSE Committee for Review affirmed the Delisting Decision. On November 13, 2023 our shares were delisted from trading on the NYSE.